Form 20-F
period 2002-12-31
CRYSTAL SYSTEMS SOLUTIONS LTD
filed 2003-06-23
CIK 1029581

FORM  20 - F

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________ Commission file number: 005-52583

CRYSTAL SYSTEMS SOLUTIONS LTD.
(Exact Name of Registrant as Specified in Its Charter)

Israel
(Jurisdiction of Incorporation or Organization)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Ordinary shares, NIS 0.01 par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Ordinary shares, NIS 0.01 par value
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2002:

13,449,009 Ordinary shares, NIS 0.01 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17   ☐   Item  18  ☒

P A R T   I

          Some of the statements in this annual report, including those in the Risk Factors, Operating and Financial Review and Prospects, and Business Overview sections, are forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements about our plans, objectives, strategies, expectations, intentions, future financial performance, and other statements that are not historical facts. We use words like anticipates, believes, expects, future, intends, and similar expressions to mean that the statement is forward-looking. You should not unduly rely on these forward-looking statements, which apply only as of the date of this annual report. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described under Risk Factors.

          As used in this annual report, references to we, our, ours and us refer to Crystal Systems Solutions Ltd. and its subsidiaries, unless otherwise indicated.

          This annual report also contains trademarks, trade names, and service marks of other companies.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.      Selected Financial Data

          The following tables present our consolidated statement of operations and balance sheet data for the periods and as of the dates indicated. We derived the statement of operations data for each of the years ended December 31, 2000, 2001 and 2002 and the balance sheet data as of December 31, 2001 and 2002 from our consolidated financial statements included elsewhere in this annual report, which have been prepared in accordance with generally accepted accounting principles as applied in the United States, or U.S. GAAP.  Our consolidated financial statements have been audited by BDO Ziv Haft, a member of BDO International, certified public accountants in Israel. The selected consolidated financial data as of December 31, 1998, 1999 and 2000 and for the years ended December 31, 1998 and 1999 is derived from our audited financial statements not included in this annual report, which have been prepared in accordance with U.S. GAAP. You should read the selected consolidated financial data set forth below together with our consolidated financial statements included elsewhere in this annual report. See “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,

	2002	2001	2000	1999	1998

			$

Consolidated Statements of Operations Data:	(in thousands, except per share data)
Revenues	$36,668	$38,438	$49,245	$45,907	$42,884
Cost of revenues	15,220	17,722	20,065	20,924	20,441

Gross profit	21,448	20,716	29,180	24,983	22,443
Software development costs	7,387	8,868	9,487	6,037	4,377
Selling, general, and administrative expenses	13,245	19,794	17,461	9,567	7,744

	816	(7,946)	2,232	9,379	10,322
Goodwill impairment, restructuring costs, and non-recurring expenses	472	4,467	—	—	—

Operating income (loss)	344	(12,413)	2,232	9,379	10,322
Financial income (expenses), net	(195)	(62)	1,370	1,020	1,169
Gain on realization of shareholdings	—	693	2,444	—	—
Other income (expenses), net	(1,581)	(2,649)	66	(69)	(17)

Income (loss) before taxes on income	(1,432)	(14,431)	6,112	10,330	11,474
Income tax expense	160	115	184	646	1,340

	(1,592)	(14,546)	5,928	9,684	10,134
Equity in losses of affiliated companies, net	(1,336)	(1,304)	(1,114)	(843)	(720)
Minority interest	(702)	863	(1,700)	(876)	(136)

Net income (loss)	$(3,630)	$(14,987)	$3,114	$7,965	$9,278

Basic earning (loss) per share	$(0.35)	$(1.52)	$0.31	$0.81	$0.88
Diluted earnings (loss) per share	$(0.35)	$(1.52)	$0.30	$0.79	$0.83
Weighted average of Shares outstanding	10,517	9,872	10,149	9,802	10,580
Weighted average of Shares outstanding assuming dilution	10,517	9,872	10,363	10,106	11,163

	December 31,

	2002	2001	2000	1999	1998

Consolidated Balance Sheet Data:
Working capital	$1,310	$9,901	$29,961	$35,266	$38,479
Total assets	87,481	54,667	69,137	68,099	51,929
Total liabilities	40,760	19,410	17,728	20,355	9,159
Shareholders’ equity	46,721	35,257	51,409	47,744	42,770

B.       Capitalization and Indebtedness

Not applicable.

C.       Reasons for the Offer and Use of Proceeds

Not applicable.

D.       Risk Factors

          Our business, operating results, and financial condition could be seriously harmed due to any of the following risks. In addition, the trading price of our ordinary shares could decline due to any of these risks.

Capital spending on information technology solutions has declined significantly. This global trend affected our operating results. If IT spending continues to slow down, our business might be seriously harmed.

          We have been affected by global economic changes, in particular the recent sharp decline in capital spending in the information technology, or IT, sector and the overall business slow-down in North America and Europe, as well as in Israel. Uncertainties in the North American and European markets have influenced the purchasing patterns of leading software developers who delayed their planned orders and caused developers to reduce the amount of their planned license commitment. These changes in purchasing patterns in the IT industry directly affect our operating results. Our revenues decreased from $49.2 million in 2000 to $38.4 million in 2001 and to $36.7 million in 2002. We cannot know whether the global market will recover in the foreseeable future, and how the economic conditions will affect our business.

If we fail to successfully integrate Liraz’s business with our own, our operating results may be adversely affected.

          In November 2002, we acquired 86% of the share capital of Liraz Systems Ltd., an Israeli company then publicly-traded on the Tel-Aviv Stock Exchange, or the TASE. Following this transaction, we purchased Liraz’s remaining outstanding share capital in a series of transactions. We are in the process of concluding the integration of Liraz’s business within our business. We expect that as a result of the integration of our business with that of Liraz, the combined companies will be able to realize greater operating efficiencies and will benefit from a broader product-line with a larger and more diversified marketing and support network. In addition, we anticipate that the combination of our respective technical personnel will enhance our product development capabilities. The achievement of these benefits depends, however, on our ability to successfully integrate Liraz’s business, management, personnel, operations, technology, and products and service offerings in our business. Difficulties in assimilating Liraz’s business could disrupt our ongoing business, distract our management and employees, increase our expenses, and adversely affect our results of operations. We may also encounter difficulties in penetrating markets in which we have no or limited experience. We cannot assure you that we will be able to successfully integrate Liraz’s business and operations with our own without encountering difficulties. This in turn may materially adversely affect our business, financial condition and our quarterly and annual results of operations.

Any future acquisitions of companies or technologies may distract our management and disrupt our business.

          We have invested in and acquired control of various companies to expand our solution portfolio. We intend to continue seeking investment opportunities to realize our expansion strategy. In addition, as part of our expansion strategy, we intend to increase our controlling interest in some of our subsidiaries and to fully integrate them within our business. We cannot assure you that we will be able to identify future suitable acquisition or investment candidates, or if we do identify suitable candidates, that we will be able to make the acquisitions or investments on commercially acceptable terms or at all. If we acquire, invest, or increase our control interest in another company, we could have difficulty assimilating that company’s personnel, operations, technology, or products and service offerings into our own. In addition, the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses, and adversely affect our results of operations. Acquisitions of new companies also involve the risk of penetrating markets in which we have no or limited experience. We may incur indebtedness or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing shareholders.

We have a limited operating history in our current principal markets, which will make it difficult or impossible for you to predict our future results of operations.

          We had a net loss of $3.6 million in 2002 and $15.0 million in 2001 compared to prior years in which we had net income. Until 1999, we derived substantially all of our revenues from the provision of year 2000 conversion projects. In 1999, we began focusing on the development and marketing of new automated software renovation tools. Our future profitability depends on our ability to continue to successfully develop and market new software modernization tools and solutions.  We cannot assure you that the markets for our new modernization solutions will develop or reach the size we estimate or that our products and services will gain market acceptance. In addition, we devote significant financial resources to the development of new products.  Our prospects must be considered in light of the risks and difficulties frequently encountered by companies dependent upon operating revenues from new product lines in emerging and rapidly evolving markets. Because of our limited experience in our principal markets and with our new products, we cannot assure you that our strategy for operating in these markets or selling these products will be successful. You should not rely on our historical results of operations as indications of future performance.

We may experience significant fluctuations in our annual and quarterly results, which makes it difficult for our shareholders to make reliable period-to-period comparisons and may contribute to volatility in the market price for our ordinary shares.

          Our quarterly and annual revenues, gross profits, and results of operations have fluctuated significantly in the past and we expect them to continue to fluctuate significantly in the future, as a result of any of the following events:

•	adverse economic conditions in various geographic areas where our customers and potential customers operate;

•	acquisitions and dispositions of companies;

•	timing of completion of specified milestones and delays in implementation;

•	timing of product releases;

•	timing of contracts;

•	price and product competition;

•	increases in selling and marketing expenses, as well as other operating expenses;

•	technological changes;

•	currency fluctuations; and

•	consolidation of our customers.

          In addition, unexpected events that do not occur on a regular basis and that are difficult to predict may cause fluctuations in our operating results. As a result, we believe that period-to-period comparisons of our historical results of operations are not necessarily meaningful and that you should not rely on them as an indication for future performance. Also, it is possible that our quarterly and annual results of operations may be below the expectations of public market analysts and investors.

A delay in collection of our fees could result cash flow shortages, which in turn may significantly impact our financial results.

          Typical modernization projects, which deploy our solutions, are long-term projects, and therefore, payment for these projects or a substantial portion of our fees may be delayed until the successful completion of specified milestones. In addition, the payment of our fees is dependent upon customer acceptance of the completed work, and our ability to collect the fees. Further, although the timing of receipt of our fees varies, we incur the majority of our expenses on a current basis. As a result, a delay in the collection of our fees could result in cash flow shortages. Any significant variation in estimated and actual revenues obtained may significantly impact our financial results in any given period.

Our growth depends upon the development of strategic alliances.

          In order to expand penetration in our current markets and penetrate new additional markets, we need to establish alliances with strategic partners. We believe that marketing our products through strategic partners would provide us with international marketing presence, name recognition, and additional resources necessary to market and deliver our products. In the past, we cooperated successfully with strategic partners in marketing and implementing Year 2000 conversion projects. However, recently, due to the global business slow-down, we encounter difficulties in entering into new partnerships. If we fail to establish suitable effective relationships with strategic partners, our ability to market and deliver our modernization solutions in international markets would be significantly limited.  If this happens, our growth, if any, might be delayed or slowed-down and as a result our business, financial condition, and results of operations might be seriously harmed.

Our ability to continue to develop and market our cross-platform products is dependent upon the continuation of our licensing relationship with Microsoft.

          Effective as of August 1998, our subsidiary, Mainsoft Corporation, entered into a licensing agreement, pursuant to which Microsoft granted Mainsoft access to specified Microsoft source code, including new versions, service packs, or upgrade releases for Windows.  Microsoft also granted Mainsoft distribution rights to the Windows object code included in Mainsoft’s products. Our ability to continue to develop and market our cross-platform software solutions depends upon these license and distribution rights granted by Microsoft to Mainsoft. If our license agreement with Microsoft is terminated, our business, results of operations, and financial condition may be seriously harmed.

          We anticipate that in the future, we will pursue a source code license from Microsoft for any subsequent code we may benefit from. However, we cannot assure you that we will be able to negotiate successfully any additional license rights on a timely basis or at all, or that these license rights would be on terms acceptable to us. If we are unable to develop future products under a source code license agreement with Microsoft, our ability to sell updated versions of our cross-platform products would be more difficult and as a result, our business, results of operations and financial condition could be materially adversely affected.

          The rights that Microsoft granted to Mainsoft are non-exclusive.  We cannot assure you that Microsoft has not granted, or will not grant, similar or more extensive rights to its technology on similar or more favorable terms to our existing or new competitors, which could have a material adverse effect on our ability to market our cross-platform products.  Furthermore, we cannot assure you that Microsoft will not internally develop or otherwise acquire its own cross-platform development solution, thereby becoming a direct competitor of ours.  The emergence of Microsoft as a direct or indirect competitor of ours would intensify competition in the environment in which we operate.

          Under the license agreement between Mainsoft and Microsoft, Mainsoft may request that Microsoft waive certain Microsoft royalties for particular customers.  In the past, Microsoft generally has granted these customers specific royalty waivers.  However, we cannot assure you that Microsoft will continue to grant such waivers.  An increase in royalties would require us to raise the prices of specific products or reduce our gross margins, either of which could harm our business.

If we are unable to accurately predict and respond to market developments or demands, our business will be adversely affected.

          The IT modernization business is characterized by rapidly evolving technology and methodologies. This makes it difficult to predict demand and market acceptance for our modernization tools and services. In order to succeed, we need to adapt the tools and services we offer to keep up with technological developments and changes in customer needs.  We cannot guarantee that we will succeed in enhancing our tools and services or developing or acquiring new modernization tools and services that address adequately changing technologies and customer requirements. We also cannot assure you that the tools and services we offer will be accepted by customers. If our tools and services are not accepted by customers, our future revenues and profitability will be adversely affected. Changes in technologies, industry standards, the regulatory environment, customer requirements, and new product introductions by existing or future competitors could render our existing solutions obsolete and unmarketable, or require us to enhance our current tools or develop new tools. This may require us to expend significant amounts of money, time, and other resources to meet the demand. This could strain our personnel and financial resources.

If we fail to address the strain on our resources caused by changes in our company, we will be unable to effectively manage our business.

          We have recently undergone significant changes in our product offerings. This has placed and will continue to place substantial demands upon our management, systems, and resources, including our sales, project management, consulting personnel, and software development operations. These changes include developing and marketing new modernization tools and expanding the sales of our products further into the European market. Our ability to manage any future changes or growth depends on our ability to continue to implement and improve our operational, financial, and management information control and reporting systems on a timely basis, and to expand, train, motivate, and manage our work force. If we cannot respond effectively to changing business conditions, our business, financial condition, and results of operations could be materially adversely affected.

If we are unable to attract, train, and retain qualified personnel, we may not be able to achieve our objectives and our business could be harmed.

          In order to achieve our objectives, we may need to hire additional, qualified software, administrative, operational, sales, and technical support personnel. The process of attracting, training, and successfully integrating qualified personnel can be lengthy and expensive. We may not be able to compete effectively for the personnel we need. Our future success depends on our ability to absorb and retain senior employees and to attract, motivate, and retain highly qualified professional employees.

If we fail to estimate accurately the costs of fixed-price contracts, we may incur losses.

          In 2002, we derived a portion of our revenues from engagements on a fixed-price basis.  We price these commitments upon estimates of future costs. We bear the risk of faulty estimates and cost overruns in connection with these commitments. Our failure to accurately estimate the resources required for a fixed-price project, to accurately anticipate potential wage increases, or to complete our contractual obligations in a manner consistent with the project plan could materially adversely affect our business, operating results, and financial condition. In addition, we may agree to a price before the design specifications are finalized, which could result in a fixed price that is too low, resulting in lower margins or losses to us.

If our tools or solutions do not function efficiently, we may incur additional expenses.

          In the past years, we have successfully used our software modernization tools in numerous software renovation projects. In the course of providing our modernization solutions, the project team conducts testing to detect the existence of failures, errors and bugs. In addition, we have instituted a quality assurance procedure for correcting errors and bugs in our tools. The amount of failures, errors and bugs detected in modernization and transformation projects to date, and the cost of correcting them, have not been significant. However, if our modernization solutions fail to function efficiently or if errors or bugs are detected in our tools, we might incur significant expenditures in an attempt to remedy the problem.  The consequences of failures, errors, and bugs could have a material adverse effect on our business, operating results, and financial condition.

We are exposed to significant claims for damage caused to our customers’ information systems.

          Some of the products, tools, and services we provide involve key aspects of our customers’ information systems.  These systems are frequently critical to our customers’ operations. As a result, our customers have a greater sensitivity to failures in these systems than do customers of other software products generally. We have never been the subject of a material damages claim related to our modernization solutions or modernization services. However, if a customer’s system fails during or following the provision of modernization solutions or services by us, or if we fail to provide customers with proper support for our modernization solutions, we are exposed to the risk of a claim for substantial damages against us, regardless of our responsibility for the failure. When possible, we limit our liability under our product and service contracts.  However, we cannot guarantee that these limitations of liability, if any, would be sufficient to protect us against legal claims. We maintain professional errors and omissions and general liability insurance coverage. However, we cannot assure you that our insurance coverage will be sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. If we lose one or more large claims against us that exceed available insurance coverage, it may have a material adverse effect on our business, operating results, and financial condition. In addition, the filing of legal claims against us in connection with contract liability may cause us negative publicity and damage to our reputation.

If third parties assert claims of infringement against us, we may suffer substantial costs and diversion of management’s attention.

          Substantial litigation over intellectual property rights exists in the software industry. We expect that software products may be increasingly subject to third-party infringement claims as the functionality of products in different industry segments overlaps. Although our products and services have never been the subject of an infringement proceeding, we cannot predict whether third parties will assert claims of infringement against us. Any claims, with or without merit, could:

•	be expensive and time-consuming to defend;

•	divert management’s attention and resources; or

•	require us to enter into royalty or licensing agreements to obtain the right to use a necessary product or component.

          Royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. A successful claim of product infringement against us and our failure or inability to license the infringed or similar technology could have a material adverse effect on our business, financial condition, and results of operations.

We may be unable to adequately protect our proprietary rights, which may limit our ability to compete effectively.

          Our success and ability to compete are substantially dependent upon our internally developed technology. Most of our intellectual property consists of proprietary or confidential information that is not subject to patent or similar protection. In general, we have relied on a combination of technical leadership, trade secret, copyright, and trademark law and nondisclosure agreements to protect our proprietary know-how. Unauthorized third parties may attempt to copy or obtain and use the technology protected by those rights. Any infringement of our intellectual property could have a material adverse effect on our business, financial condition, and results of operations. Policing unauthorized use of our products is difficult and costly, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States.  We have placed, and in the future may place, certain of our software in escrow. The software may, under specified circumstances, be made available to our customers. We have also provided our software directly to customers. This may increase the likelihood of misappropriation or other misuse of our software.

Our largest shareholder, Formula, controls a majority of our ordinary shares and influences the outcome of matters that require shareholder approval.

          Formula Systems (1985) Ltd. owns, as of June 17, 2003, 58.8% of our outstanding ordinary shares. Therefore, Formula has the power to control the outcome of most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. In addition, Dan Goldstein, a member of our board of directors and chairman of the board of Formula, and Gad Goldstein, the chairman of our board and a director, president, and chief executive officer of Formula, own, in the aggregate, 880,829 ordinary shares, representing 6.6 % of our outstanding ordinary shares. These individuals have entered into agreements that require them to vote their shares as instructed by Formula. These voting agreements have currently no effect, since Formula owns the majority of our ordinary shares. Accordingly, Formula is deemed to beneficially own approximately 65.4% of our outstanding ordinary shares.

          This share ownership may have the effect of delaying or preventing a change in control. In addition, potential conflicts of interest may arise in the event that we enter into agreements or transactions with these persons. Although Israeli law imposes certain procedures (including shareholder approval) for approval of certain related party transactions, including certain of those between us and Formula, we cannot assure you that these procedures will eliminate the possible detrimental effects of conflicts of interest. Our two independent directors constitute a majority of the members of our audit committee. The audit committee reviews potential conflict of interest situations where appropriate. If certain transactions are not approved in accordance with required procedures under applicable Israeli law, these transactions may be void or voidable. See “Item 6.C. Board Practices — Outside Directors; Audit Committee; Internal Auditor; Approval of Certain Transactions under the Companies Law.”

The market price of our ordinary shares may be volatile and you may not be able to resell your shares at or above the price you paid, or at all.

          The stock market in general has recently experienced extreme price and volume fluctuations. The market prices of securities of technology companies have been extremely volatile, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations could adversely affect the market price of our ordinary shares. During 2001, for example, the market price of our ordinary shares traded on the Nasdaq fluctuated between $8.69 and $2.05, and during 2002, the market price of our ordinary shares fluctuated between $4.15 and $2.00. The market price of our ordinary shares may fluctuate substantially due to a variety of factors, including:

•	any actual or anticipated fluctuations in our or our competitors’ quarterly revenues and operating results;

•	shortfalls in our operating results from levels forecast by securities analysts;

•	public announcements concerning us or our competitors;

•	the introduction or market acceptance of new service offerings by us or our competitors;

•	changes in product pricing policies by us or our competitors;

•	changes in security analysts’ financial estimates;

•	changes in accounting principles;

•	sales of our shares by existing shareholders; and

•	the loss of any of our key personnel.

          In addition, economic, political, and market conditions and military conflicts and in particular, those specifically related to the State of Israel, may affect the market price of our shares.

Future sales of our shares in the public market or issuances of additional securities could cause the market price for our ordinary shares to fall.

          As of June 17, 2003, we had 13,449,009 ordinary shares outstanding. In addition, we have reserved 1,833,260 ordinary shares for issuance under our option plans. Of the 13,449,009 shares outstanding, 1,870,565 are held by non affiliates and are publicly traded. In addition, we have made a commitment to purchase from First Israel Mezzanine Investors Ltd., known as FIMI, promissory notes issued by Intercomp Ltd., one of our affiliates, in an aggregate amount of $3.5 million, which may be paid, at our option, in Crystal’s ordinary shares. We intend to register for resale these ordinary shares. If a large number of our ordinary shares are sold in a short period, the price of our ordinary shares would likely decrease. For more information about the put option of FIMI, see “Item 7.E. Share Ownership - Arrangements Involving the Issue or Grant of Options to Purchase Shares – Options granted to FIMI.”

We do not intend to pay dividends.

          Crystal has never declared or paid cash dividends on its ordinary shares. We currently intend to retain any future earnings to finance operations and to expand our business, and therefore do not expect to pay any cash dividends in the foreseeable future.

Risks relating to International Operations

Marketing our tools and solutions in international markets may cause increased expenses and greater exposure to risks that we may not be able to successfully address.

          We intend to continue to expand our international operations, which will require significant management attention and financial resources. In order to continue to expand worldwide sales, we need to establish additional marketing and sales operations, hire additional personnel and recruit additional resellers internationally. To the extent that we are unable to do so effectively, our growth is likely to be limited and our business, operating results and financial condition will be materially adversely affected.

          Additional risks inherent in our worldwide business activities generally include unexpected changes in regulatory requirements, tariffs and other trade barriers, costs of localizing products for foreign countries, lack of acceptance of localized products in foreign countries, longer accounts receivable payment cycles, difficulties in operations of management, potentially adverse tax consequences, including restrictions on the repatriation of earnings, and the burdens of complying with a wide variety of foreign laws. We cannot assure you that these factors will not have a material adverse effect on our future international sales and, consequently, our business, operating results and financial condition.

Fluctuations in foreign currency values affect the prices of our products, which in turn may affect our business and results of operations.

          Most of our worldwide sales are currently denominated in dollars. A decrease in the value of the dollar relative to foreign currencies and the new Israeli shekel (NIS) would make our products more expensive or increase our operating costs and, therefore, could harm our competitive position in those markets.

We are subject to multiple taxing jurisdictions. If we fail to estimate accurately the amount of income tax due in any of these jurisdictions, our net income might be affected.

          We operate within multiple taxing jurisdictions and are subject to taxation by these jurisdictions at rates higher than those to which we are subject in Israel. In addition, we may be subject to audits in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. In our management’s opinion, we have made adequate provisions for income taxes for all years. Although our management believes that its estimates are reasonable, we cannot assure you that the final tax outcome of these issues will not be different than those, which are reflected in our historical income tax provisions. Such differences could have a material effect on our income tax provision and net income in the period in which such outcome occurs.

Risks Relating to Operations in Israel

Political, economic, and military conditions in Israel could negatively impact our business.

          We are incorporated under the laws of the State of Israel, and certain of our key management personnel as well as certain of our research and development facilities are located in Israel. Although we generate most of our revenues from international markets, we nonetheless directly influenced by the political, economic and military conditions affecting Israel. Major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, operating results and financial condition. Furthermore, several countries restrict business with Israeli companies. In addition, all nonexempt male adult citizens of Israel, including some of our officers and employees, are obligated to perform military reserve duty and are subject to being called for active duty under emergency circumstances. While we have operated effectively under these requirements since our incorporation, we cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our operations in Israel and our business may be adversely affected.

The tax benefits available to us from government programs may be discontinued or reduced at any time, which would likely increase our taxes.

          We receive tax benefits under Israeli government programs, particularly as a result of the “Approved Enterprise” status of certain of our operations in Israel. To maintain our eligibility for these programs and benefits, we must continue to meet specified conditions, including making specified investments in fixed assets. If we fail to comply with these conditions in the future, the benefits received could be canceled and we could be required to pay increased taxes. The government of Israel has reduced the benefits available under these programs recently and these programs and tax benefits may be discontinued or reduced in the future. If these tax benefits and programs are terminated or reduced, we could pay increased taxes in the future, which could decrease our profits.

It may be difficult to serve process and enforce judgments against our directors and officers in Israel.

          We are organized under the laws of the State of Israel. Most of our executive officers and directors are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any of those persons. It may also be difficult to enforce civil liabilities under United States federal securities laws in actions instituted in Israel.

ITEM 4.  INFORMATION ON THE COMPANY

A.       History and Development of the Company

          We were incorporated in Israel in 1987 under the name A. Crystal Solutions Ltd. In 1996, we changed our name to Crystal Systems Solutions Ltd. Our registered office is located at 8 Maskit Street, Herzlia, 46120 Israel and our telephone number is 972-9-9526110. Our agent in the United States is Corporation Service Company and its address is 2711 Centerville Road, Suite 400, Wilmington, DE 19808. In 1997, we established wholly owned subsidiaries, Crystal America Inc., in the United States, and Crystal Sapphire Ltd., in Israel.  In 1999, we established a wholly owned subsidiary, Crystal Europe (1999) B.V., in the Netherlands. Our wholly owned subsidiaries manage and conduct our sales and marketing activities and provide support to our customers in North America and Europe.

          In 2002, we acquired control of Liraz Systems Ltd. which operates worldwide through several wholly owned subsidiaries, including ASE B.V., BluePhoenix Solutions B.V. and BluePhoenix’ international subsidiaries.

          For a discussion of our capital expenditures and divestitures, see “Item 4.B. Business Overview-Strategy” and “Item 5.B. Liquidity and Capital Resources.”

B.       Business Overview

Our Business

          We provide end-to-end enterprise IT modernization solutions. Our solutions offer an efficient and cost-effective process for extending the return on investment of existing enterprise IT assets. Our solutions enable companies to fully understand and leverage their current systems and applications, and to effectively update their systems in order to adapt to new business demands and effectively compete in today’s environment.

          Our understanding, migration, transformation and development solution portfolio includes software products, software tools and support services that are aimed to address the most pressing challenges organizations and companies face today, such as supporting the implementation of web services.

          Our solutions enable companies to:

•	understand and manage their IT systems and resources;
•	integrate packaged applications and build customized applications;
•	decrease maintenance, human resource, and technology costs;
•	migrate to modern platforms, applications, and languages;
•	transform applications and data bases in order to address regulatory changes; and
•	gain access to cutting edge technology and new business channels.

          Our comprehensive enterprise technologies span mainframe, midrange, and client/server computing platforms. We have enhanced our expertise through the successful completion of projects for many large organizations, establishing credibility and achieving international recognition and presence. Based on our technology and that of our affiliates and investees, we develop and market software products, tools and related methodologies. We deliver our tools and methodologies together with training and support in order to provide enterprises with comprehensive solutions, primarily for the modernization of existing IT systems.

          In 1997, we gained international recognition and global presence by introducing our C-MILL conversion tool, which was developed based on our generic modernization technology. We delivered C-MILL together with consulting services, training, and support as a comprehensive conversion solution to solve the millennium problem. In 1997 and 1998, we derived substantially all of our revenues from millennium conversion projects. In 1999, we derived less than a half of our revenues from millennium conversions, and since 2000, we have derived all of our revenues from providing legacy modernization and porting solutions.

          Since 2001, we have been affected by the global economic changes, in particular the sharp decline in capital spending in the IT sector and the overall business slowdown in North America and Europe, as well as in Israel.  As a result of these changes, we determined in 2001 to withdraw from low-margin and short-term activities, like consulting services, which were not directly related to our core technologies. In addition, we instituted a restructuring plan during 2001 and into 2002 that was aimed at aligning our cost structure with our revenues.  During 2002, we also sought opportunities to increase our revenue base through the acquisition of complementary products and services.  This culminated in the acquisition in November 2002 of Liraz.

          In November 2002, we acquired Liraz’s business which includes the operations of BluePhoenix Solutions B.V. and BluePhoenix’ international subsidiaries. BluePhoenix develops and markets the AppBuilder, a software product used for the development of sophisticated and robust applications needed by large enterprises. BluePhoenix’ large and conservative install base, includes leading international banks and financial institutions, whose information systems are operating in various legacy environments. In November 2002, Liraz employed 220 full time employees in its local offices in the United States, United Kingdom, Denmark, Germany, Italy, Netherlands, Israel and Cyprus.

          Following Liraz’s acquisition, we and BluePhoenix are combining our global operations, creating a leading force in the enterprise IT modernization market. In March 2003, Gartner, Inc., a leading technology market analyst, placed us together with BluePhoenix in the leader quadrant of the legacy modernization market. With offices in ten countries, five full service delivery centers, and representatives, we provide our products and services worldwide.

Market Background

          Companies modernize their IT systems and applications in order to address changing business needs while maintaining a competitive edge in the market.  Among the various alternatives of renewing legacy systems, buying packaged software or rebuilding entire applications, the most efficient and viable way for enterprises to protect their existing investments is to use enterprise IT modernization solutions. We provide a range of solutions that are designed to address the technological challenges of retaining the business knowledge while updating the system to reflect new requirements.

          The enterprise IT modernization market is divided into the following categories:

          Enterprise IT Understanding – Consolidated warehousing of IT operational and development information, enabling companies to better understand their IT environment, more efficiently manage IT systems, integrate new software packages, re-use existing systems and build new applications.

          Enterprise IT Migration – Automated migrations of legacy applications, platforms, languages and data, allowing companies to operate their IT systems independently, without relying on previous technology support providers.

          Enterprise IT Transformation – Enterprise-wide application transformations required by regulatory changes and new business requirements, allowing companies to extend the life of their IT systems.

          Enterprise IT Development – A technology independent environment, offering companies a way to efficiently mine and re-write their existing applications. With our development solutions, companies can incrementally re-develop and maintain their legacy systems and extend them to new technologies.

Enterprise IT Understanding

          In the recent budgetary environment, IT departments wish to extend the return on investment of their existing systems. This goal can be achieved through purchasing new software, building custom applications, or modernizing company’s existing legacy systems.

          In order to effectively modernize a legacy system, the essential first step is to thoroughly review the current system. Our suite of understanding solutions provides the basis for making informed decisions that optimize the use of existing IT systems and reduce the future ongoing maintenance costs in order to:

•	Ensure the proper integration of purchased and newly written applications;
•	Build and/or rewrite enterprise-scale application components;
•	Extend the value of existing systems through technologies such as Web-enablement;
•	Migrate to more modern platforms, databases, applications, and languages;
•	Transform current applications to adapt to changing business standards; and
•	Protect against the loss of critical personnel and corporate knowledge base.
•

Our enterprise IT understanding suite provides an integrated set of solutions designed to assist companies achieving these goals by accurately mapping raw IT operational and development data, down to the program code level, into a consolidated enterprise-wide warehouse. The gathered information enables companies to keep track of system inventories, resources, and interrelationships and intelligently mine systems and application metadata.

     This enterprise-wide view can then be used for a variety of strategic purposes, including:

•	Performing impact, cost and trend analyses as well as ongoing tracking of IT resources, inventories, components, their usage and their interrelationships;
•	Running business-logic analyses for business process identification, evaluation, extraction, transition, and enhancement;
•	Achieving significant cost reductions through the elimination of unused products, unnecessary software upgrades, inefficient storage allocations and wasteful CPU usage;
•	Facilitating projects such as integrating new systems and applications, consolidating servers and applications and decommissioning obsolete systems and applications; and
•	Providing more efficient application development by reusing systems and leveraging existing business rules.

          The enterprise IT understanding suite includes the following solutions:

          IT Discovery . IT Discovery, previously known as CRYSWARE for Discovery, or CWD, provides an automated, accurate and immediate impact analysis for centralized and distributed IT systems. The solution includes detailed reports which map system-wide operational activity as well as the interaction between all applications and other software components, allowing companies to make informed decisions about the future of the IT environment. Whether renewing legacy systems, building custom applications, or buying packaged software, identification of all potential IT impacts with our IT Discovery tool is essential in order to reduce project costs and risks.

          OperationsWarehouse. OperationsWarehouse is a powerful system that provides a consolidated picture of the current enterprise IT operating environment, including both centralized and distributed systems. This strategic information is stored in a comprehensive meta-data repository, which helps to create better processes for understanding, managing, and maintaining complex IT environments. It also provides all the information required for reengineering and adapting to new technologies, enabling organizations to efficiently and cost-effectively address both current and future business needs.

          AppMiner. The AppMiner solution, previously known as MineIT, mines IT development data and extracts business rules from the legacy code, thus providing IT departments with a better understanding of their IT environments. AppMiner retains past investments in software assets by producing reusable code objects or descriptive data. These outputs can later be used for improving the quality of the legacy code, rewriting the legacy application, or building a full modernization plan. AppMiner decreases maintenance costs and efforts and increases the system’s manageability, while eliminating rules that no longer apply to current business procedures.

          C-Audit. Telecommunications service providers use C-Audit to develop and execute automated audits of their invoices use c-Audit.  It follows a unique approach, integrated with the revenue assurance of the billing system, through knowledge-based and traditional software technologies.  Using a unique expert system, the auditor transfers his or her selection rules to C-Audit, which then reviews each invoice and reports back on items requiring further investigation.  C-Audit “learns” by accumulating the organization’s specific billing knowledge, and verifies that customers receive accurate bills, eliminating both over-charge and undercharge errors.

Enterprise IT Migration

          Our enterprise IT migration suite offers a set of comprehensive solutions that enable companies to standardize and consolidate their IT systems by automatically converting legacy applications, platforms, languages and data implemented on outdated computing platforms and redeploying them on modern environments.

          Buying a packaged application or rebuilding one can often be an expensive and risky proposition. Therefore, companies look towards migrating their existing applications. This option is much more cost-effective and efficient as it leverages the existing investments in custom applications. Additionally, our migration solutions enable companies to operate their IT systems independently, without relying on previous technology support providers, thus providing significant savings on maintenance and human resource costs.

          Our migration solutions provide numerous advantages, including:

•	significantly decreasing project costs, risk of errors and time;
•	preserving corporate business knowledge;
•	reducing dependency on scarce skill sets;
•	solving problematic maintenance issues;
•	enabling end-to-end project control and management;
•	supplying a full audit trail and documentation of all changes;
•	minimizing system freeze time with a unique “refresh” feature; and
•	working with most mainframe and non-mainframe platforms.

          The enterprise IT migration suite includes the following solutions:

          DBMSMigrator. DBMSMigrator, previously known as C-MIDAS, offers automated migration of applications from non-relational databases like IDMS, ADABAS and VSAM to relational database like DB2 and Oracle. DBMSMigrator performs automated conversions, leaving companies with no residuals, emulation software or translation procedures. DBMSMigrator provides companies with fully functional compliance for source and target applications, minimal application, functional and logical program flow changes and minor transition impact. The use of our DBMSMigrator also enables continuous system support during the migration project. Following the process, the migrated database operates more efficiently, it is easier to maintain and it contains the complete documentation of the customer’s knowledge base and guidelines. The operational improvement of the migrated database is measurable through generally accepted performance metrics.

          PlatformMigrator. PlatformMigrator offers automated migrations customized to fit the unique IT configuration and business rules of each customer’ site. PlatformMigrator solutions enable migration of various platforms including VSE to OS/390 (MVS) and Bull GCOS to MVS, Unix, or AS/400. PlatformMigrator converts platforms to a pure, native installation so that programs are not required to run under emulation or through translation techniques. PlatformMigrator solutions also assist companies with maintaining service levels, setting and upgrading standards, implementing the new IT environment, training IT users, implementing new facilities like a security system or a batch scheduler and testing for equivalence.

          DataMigrator.DataMigrator is a Windows-based tool for migrating data between various data system environments. Coupled with a step-by-step proven methodology, DataMigrator provides a fully structured but still versatile automated data migration process. DataMigrator enables full control of source and target data definitions, the highest quality target data with no data loss, consistent, accurate, and cost effective results, as well as efficient utilization of available resources. In addition, DataMigrator provides support for partial or incremental migration and for multiple run-time environments.

          LanguageMigrator. LanguageMigrator incorporates in-depth knowledge and experience in language upgrades and implementations to create a reliable, time-efficient, and comprehensive solution. This solution addresses the various challenges by running a thorough system analysis before the migration process, enabling site-wide installation, simultaneous testing and implementation of batch programs. In addition, LanguageMigrator identifies the compatibility of the code, converts it to the new standards required by customers and analyzes converted programs to identify potential problems.

          eXperanto. eXperanto is a software product for enabling mainframe applications to operate via the Web and other technology channels. eXperanto provides an end-to-end solution by handling the Web interface while developing attractive applications without the associated training and management burden of other solutions.

Enterprise IT Transformation

          Our enterprise IT transformation suite includes a set of integrated solutions for enterprise-wide application transformation projects, enabling companies to extend the life of their existing IT systems when faced with ongoing regulatory changes and new business requirements. Our transformation solutions address a variety of corporate needs including:

•	EuroEnabler. EuroEnabler, previously known as C-Euro, is a highly automated, rules-based tool that enables a step-by-step, comprehensive Euro conversion process. EuroEnabler fully preserves system and data integrity and helps maintain the usual level of system application development and maintenance throughout the process. EuroEnabler has so far been used in successful conversions of close to 1 billion lines of code. Coupled with a well-tested four-step methodology, EuroEnabler provides support for all major conversion strategies and for a wide range of mainframe, midrange, and AS/400 platforms, covering a wide range of database management systems, languages, source and load libraries, databases and files.

•	Data field adjustments. Due to new business decisions and regulatory requirements, data fields may need to be modified. These modifications impact a wide range of system components and include field adjustments, like changes in UPC codes or telephone numbers, and format changes, like numeric to alphanumeric.

•	UPCEnabler. UPCEnabler for universal product code, or UPC, is based on the unique flexible technology developed for complex and large-scale modifications to data field length, type and structure. UPCEnabler is available for MVS and Unix systems written in most popular programming languages, using various databases and file structures. UPCEnabler provides several distinct benefits that assure the success of 2005 Sunrise projects. UPCEnabler performs code conversion with an automated tool that accelerates the process and provides enhanced control over large-scale changes. Additionally, modifications are made simultaneously and tested as a whole, thus minimizing maintenance freeze time.

•	OS/390 (MVS) standardization. When enterprises need to consolidate or rationalize multiple OS/390 systems or logical partitions, they have to change and migrate applications, procedures, databases, and data. Different OS/390 integrated facilities may also require conversion during this process, including security, batch schedulers, tape management, and disk management systems.

•	Naming conventions. Standardizing naming conventions greatly facilitates the process of system consolidation. Since all resources being converted must be changed in parallel, changing system component naming standards is such a large task that a manual solution is not realistic. We offer an automated tool that provides a single integrated solution for the challenge of handling the multi-dimensional technical aspects of the consolidation of IT systems.

•	Consolidating security systems. Major changes to IT system and applications, like new third party products and upgrades, changes to naming conventions, and consolidation or rationalization of programs, have a substantial impact on the security system. Since there is a significant difference in the approach and internal structure of security systems, like ACF2, TopSecret, and RACF, even consolidating logical partitions that use the same product can still be complex, and therefore the use of our automated tool, minimizes the freeze time thus increasing the reliability of the consolidated security system.

Enterprise IT Development

          Enterprise IT environments are complex, keeping companies from quickly and easily adapting to new business needs and requirements. The more companies can organize and understand their applications, the faster they can adapt to inevitable change. Our enterprise IT development suite offers companies a technology independent environment that enables them to efficiently mine and re-write their existing applications. With our development solutions, companies can incrementally re-develop and maintain their legacy systems, extend them into new technologies, save on development and programmer costs, and extend the return on investment of their IT systems.

          AppBuilder. AppBuilder, BluePhoenix’ principal product, is our premier development environment. AppBuilder software is used for the management, maintenance and development of large and complicated applications needed by large businesses.  It provides the infrastructure for enterprises worldwide, across several industries, with applications running millions of transactions daily. Enterprises using AppBuilder can build, deploy and maintain large-scale custom-built business applications for years without being dependent on any particular technology. AppBuilder acts like a virtual application warehouse, keeping the underlying structure of the system in an organized framework such that developers can easily understand it. This allows companies to reuse critical business components, realizing a long term return on investment for both new and existing applications. AppBuilder allows developers to focus on the application’s business processes rather than its deployment by generating the code needed to run any technology, COBOL to HTML, Java to XML.

          MainWin. We develop, market, and support the MainWin products through our subsidiary, Mainsoft Corporation. MainWin is an advanced application-porting platform that allows applications developed on Windows to be rapidly ported to multiple Unix operating systems without the investment usually associated with such an undertaking.  Most enterprise computing environments require many critical applications to run on an installed base of one or more Unix systems. Customers continue to choose Unix due to its reliability and scalability in production environments, despite the wide popularity of Windows-based systems for application development and smaller departmental production applications.  As a result, enterprises confront not only the complexity inherent in these heterogeneous computing environments, but also the higher costs of developing, maintaining, and updating applications for multiple systems. Using our MainWin products, independent software vendors and enterprise IT professionals can develop software applications using the powerful Windows development tools and then quickly and efficiently deploy those Windows applications natively on Unix systems.

          The uniqueness of the Mainsoft solution is its ability to recompile Windows application source code on Unix, creating natively executable code, which consequently achieves native Unix performance levels.  In addition, our remote development technology enables Windows developers to build native Unix applications from within the comfort of the familiar Microsoft Visual Studio interface.  This enables development teams to focus on a single development environment while leveraging the resulting code onto multiple platforms, saving valuable time and money.  Developers, therefore, focus on adding revenue generating functionality rather than on software porting.

          Mainsoft has entered into a licensing agreement with Microsoft, pursuant to which Microsoft granted Mainsoft access to specified Microsoft source code, including new versions, service packs, or upgrade releases for Windows.  Microsoft also granted Mainsoft distribution rights to the Windows object code included in Mainsoft’s products. As of June 2003, Mainsoft has extended its relationship with Microsoft and now has access to Microsoft’s visual C++.NET technology.

Strategy

          In order to enhance our solution and services portfolio, we have been pursuing a strategy of adding new technologies to our suite of automated modernization tools. We implement this strategy via internal development of new software tools and through acquisitions and investments. Accordingly, we devote significant resources to the development and marketing of new software modernization tools, and invest in businesses that develop software tools that are complementary to our existing portfolio. In addition, we have recently begun a process of increasing our shareholdings in certain subsidiaries and affiliates.

          Liraz.  In November 2002, we purchased through a share exchange transaction, approximately 86% of the outstanding share capital of Liraz Systems Ltd., or Liraz, an international software and services company then publicly traded on the TASE. BluePhoenix, Liraz’s wholly owned subsidiary, develops and markets the AppBuilder, a software product used for the development of sophisticated and robust applications needed by large enterprises.  As part of the share exchange transaction, we issued to Liraz’s selling shareholders, including Formula, 3,478,624 of our ordinary shares, constituting an aggregate of 26% of our outstanding share capital. In two public tender offers that we published in December 2002 and March 2003, we purchased additional shares of Liraz representing 9% of the outstanding share capital of Liraz . In March 2003, pursuant to the provisions of the Israeli Companies Law, we purchased the remaining outstanding share capital of Liraz. The total aggregate amount of those cash purchases was $2.7 million. Following these transactions, we currently hold the entire outstanding share capital of Liraz. Upon completion of the acquisition of Liraz’s shares, we have begun a process of assimilating and integrating Liraz’s business and activities into our business.

          Mainsoft. Since 1999, we purchased, in a series of transactions, 57.5% of the outstanding share capital of Mainsoft, for aggregate consideration of approximately $17.2 million. These holdings include the exercise of a warrant in May 2003, pursuant to which we purchased 630,000 shares of Mainsoft for an aggregate of $378,000.  We believe that our controlling interest in Mainsoft enables us to address customer needs across a wide range of computing platforms, from mainframe through midrange and workstations. We also believe that holding a controlling interest in Mainsoft positions us as a specialized cross-platform software solutions provider. See “–Enterprise IT Development–MainWin.”

          IntraComp. IntraComp Group Inc. provides migration and conversion services for large-scale systems and back-end integration services. In the second quarter of 2000, we acquired a 52% controlling interest in IntraComp for aggregate consideration of $3.2 million. In the fourth quarter of 2000, we increased our shareholdings in IntraComp to 53% by investing an additional $240,000. In addition, we lent to IntraComp $850,000.  During the second quarter of 2003, we purchased from the other shareholders of IntraComp the remaining outstanding share capital of IntraComp. As a result, we currently wholly own IntraComp. Under the agreement with IntraComp’s selling shareholders, we shall pay the consideration in two installments, the first installment in August 2004 and the second in February 2006. The consideration shall be calculated based on IntraComp’s accumulative earnings before interest and taxes during the three-year period commencing on January 1, 2003, subject to certain conditions.

          SCH.  We wholly own SCH – Software Conversion House Ltd., a developer and marketer of software conversion tools and services for midrange environments.  During 1999, we completed the acquisition of an aggregate of 59% of the outstanding share capital of SCH. In the second quarter of 2001, we purchased the entire remaining outstanding share capital of SCH for an aggregate of $2.3 million of which $2.0 million was invested in SCH and $330,000 was paid to SCH’s other shareholders. Since its formation in 1994, SCH has focused on providing cost-effective technology enhancement tools and solutions for enterprise IT migrations and conversions. Following the purchase of the entire interest in SCH, we assimilated SCH business lines into our business, integrating SCH’s entire activity with ours.

          MultiConn. Effective as of July 1999, we acquired 51% of the outstanding share capital of M.S.I. MultiConn Solutions International (1995) Ltd. for aggregate consideration of $1.1 million. In 2000, we increased our shareholdings in MultiConn to 60% for additional consideration of $950,000. MultiConn develops, through an affiliate, and markets eMulticonn and related solutions, referred to as eXperanto. During 2000 and 2001, we lent to an affiliate of MultiConn $2.1 million. Effective as of December 2002, we exercised an option to convert an amount of $1 million of the loan into shares of MultiConn’s affiliated company. Following this conversion, we currently hold 60% of the outstanding share capital of MultiConn’s affiliated company. In the fourth quarter of 2002, we wrote down $1.8 million of the balance of investment in Multiconn and its affiliate, due to impairment of the investment. Under the agreement with MultiConn, the other shareholders of MultiConn have a call option, exercisable until November 2005, to purchase from us a portion of our shareholdings in MultiConn and in the affiliated company, for an aggregate consideration of $1.1 million. In the event that the shareholders fully exercise their call option, our holdings in Multiconn and in the affiliated company would be decreased to 51%.

          For more information about eXperanto, see “–Enterprise IT Migration–eXperanto.”

          Intercomp.  In 1998, we invested in Intercomp Ltd., which has developed eMaker, a set of three automated software tools for legacy system Web-enabling, analysis, and reengineering. Our tool, AppMiner, forms part of the eMaker set. In December 2000, we exercised an option to purchase additional shares of Intercomp and as a result, we currently hold 49% of the outstanding share capital of Intercomp. During 2001 and 2002, we lent to Intercomp an aggregate of approximately $2.6 million, of which approximately $1.7 are convertible into preferred shares of Intercomp, subject to certain conditions.  We granted a creditor of Intercomp a put option to sell to us convertible promissory notes issued by Intercomp in an aggregate amount of $3.5 million plus interest accrued, which may be paid, at our option, in Crystal’s ordinary shares. The creditor may exercise the put option during a period of two years commencing on January 31, 2004 or, in certain circumstances, earlier. This option is now being modified for an extension.

          For more information about AppMiner, see “Enterprise IT Understanding –– AppMiner.”

          Alexandria.  During 1999, we purchased 19% of the outstanding share capital of Alexandria Migration Technologies Ltd., which develops C-MIDAS. In April 2003, we purchased from the other shareholder of Alexandria his entire shareholdings in Alexandria, constituting 81% of Alexandria’s outstanding share capital, for an aggregate of $585,000. As a result, we currently wholly own Alexandria. As of June 17, 2003, we lent to Alexandria approximately $5.9 million in the aggregate, of which we wrote-off $2.5 million in 2001 due to the uncertainty of repayment of the entire loan amount.

          Tesnet.  Effective as of January 1999, we acquired 32% of the outstanding share capital of Tesnet - Software Testing Ltd., a provider of testing and software quality assurance services, for an aggregate amount of $2.0 million that we paid during 1999 and 2002. In February 2000, Tesnet consummated a public offering of its shares on the Tel-Aviv Stock Exchange. Net proceeds from the offering were $9.5 million. As a result, we recorded a capital gain of approximately $1.0 million and our shareholdings in Tesnet decreased to 22%. During 2000, we sold 3% of our holdings in Tesnet. We currently hold 19% of the outstanding share capital of Tesnet.

          Alphatech.  In December 2002, we purchased from Intercomp, our affiliate, a 65% controlling interest in Alphatech (2000) Srl. for an aggregate consideration of $100,000. Alphatech, a company incorporated in Romania, provides software development services. Alphatech employs 45 employees, of which 40 are professional software engineers.

          SDC. In October 2002, Liraz, through a wholly owned subsidiary, acquired from SDC FinansSystems A/S, a company incorporated in Denmark, its IT development services activities relating to customers in the banking sector in Denmark. Pursuant to the purchase agreement, we hired 100 employees, of which 30 employees were dismissed during the first quarter of 2003. The seller agreed to reimburse us for any costs associated with such dismissal. Pursuant to the purchase agreement, we assumed all the obligations in respect of the purchased activity. Under the purchase agreement, we paid an aggregate amount of $800,000 for the purchased goodwill and activities. In addition, we entered into an agreement with two of the seller’s shareholders, pursuant to which the shareholders will purchase from us IT development services during a period of nine months beginning in October 2002, for an aggregate consideration of approximately $15 million.

          Level 8. As of December 31, 2002, we hold several capital instruments, including options, rights to receive options and preferred stock, convertible into ordinary shares of Level 8 Systems Inc. If we exercise these capital instruments in full, our shareholding in Level 8 would reach 9%.  As of June 17, 2003, we converted preferred stock and currently hold 1% of the Level 8 ordinary shares.

Customers

          We provide our modernization solutions directly, through our strategic partners and, from time to time, through other IT services companies that license our technologies for use in modernization projects in various markets. Our customers include:

•	Microsoft Corp.
•	Synopsys, Inc.
•	Computer Associates International, Inc.
•	Mentor Graphics Corporation
•	Cadence Design Systems, Inc.
•	Siebel Systems, Inc.
•	Rational Software Corporation
•	Crystal Decisions Corporation
•	Environmental Systems Research Institute
•	Altera Corporation
•	Shaw Industries, Inc.
•	Barmenia Versicherung - Germany
•	MCI Worldcom Network Services, Inc.
•	Bank Leumi Le-Israel B.M.
•	Mivtachim (Israel)
•	Argus Health Systems
•	DIMIA Department of Immigration & Multicutural & Indegenous Affairs (Australia)
•	Merrill Lynch
•	LBS Westdeutsche Landesbausparkasse (Germany)

          No customer accounted for more than 10% of our revenues in 2002.

          The following table summarizes the revenues from our tools and services by geographic regions for the periods indicated:

	Year ended December 31,

	2002	2001	2000

	(in thousands)
United States	$20,847	$21,428	$28,402
Europe	10,315	8,518	10,508
Israel	4,636	7,482	10,335
Other	870	1,010	—

Total	$36,668	$38,438	$49,245

Research and Development

          We are focusing our efforts on developing modernization solutions relating to e-business, legacy systems, and cross-platform re-hosting.  In addition, in order to maintain technological leadership in the modernization industry, we continue to develop software tools and methodologies for our software modernization solutions. These efforts include the following activities:

•	introducing new supported programming languages and database management systems;
•	improving functionality, flexibility, and ease of use of our tools; and
•	enhancing the quality of documentation, training material, and technical support tools.

          We intend to conduct additional research and development to further implement our strategy of developing additional business opportunities in the modernization industry. Our research and development expenditures were $7.4 million in 2002, $8.9 million in 2001, and $9.5 million in 2000.

          We employ 140 professionals in our software development departments. The software development departments develop new modernization tools and methodologies based on our and our subsidiaries’ core technology. We develop the new tools and methodologies in accordance with market demands, trends, and forecasts. In addition, the software development division supports, enhances, and upgrades our existing modernization tools to meet current and changing customer needs. To date, we have not sought to obtain any research and development grants from the government of Israel.

Intellectual Property

          We rely on a combination of trade secret, copyright, and trademark laws and non-disclosure agreements, to protect our proprietary know-how. Our proprietary technology incorporates processes, methods, algorithms, and software that we believe are not easily copied.  Despite these precautions, it may be possible for unauthorized third parties to copy aspects of our products or to obtain and use information that we regard as proprietary.  We believe that, because of the rapid pace of technological change in the industry, patent and copyright protection are less significant to our competitive position than factors such as the knowledge, ability, and experience of our personnel, new product development, and ongoing product maintenance and support.

Competition

          The modernization market in which we operate is highly competitive. The principal competitive factors affecting the market for our modernization solutions include:

•	product functionality, performance, and reliability;
•	availability of experienced personnel;
•	prices;
•	ability to respond in a timely manner to changing customer needs;
•	ease of use; and
•	quality of support.

          Competition in the enterprise IT modernization field is, to a large extent, based upon the functionality of the tools. Vendors in this market address the evolutionary modernization of legacy systems in different ways, and therefore do not always compete directly with others in the market. Our competitors include leading software developers, who enable customers to replace or modernize their legacy systems, such as IBM, Micro Focus, Software Technologies, and ASG (Allen Systems Group). In addition, we face competition from companies operating in the four principal areas of the enterprise IT modernization market:

•	Enterprise IT understanding;
•	Enterprise IT migration;
•	Enterprise IT transformation; and
•	Enterprise IT development.

          Most of our principal competitors tend to offer solutions only for selected segments, while our solutions cover all four areas. Our principal competitors consist of system integrators and tool vendors.

          Competition for our modernization solutions - System integrators include IBM, Cap Gemini E&Y, and EDS. IBM has established legacy modernization as a strategic pillar of its long term application development strategy. IBM’s advantage is dominant in the underlying application development infrastructure associated with many legacy environments (predominantly IBM mainframes) and it has a large service capability.

          We cooperate with some of these system integrators in providing certain solutions. Although all of them focus on the modernization of enterprise’s systems, each player provides different modernization solutions. For example, Micro Focus International aims its solutions to the COBOL market, Software Technologies addresses the Natural/ADABAS arena, and other solution providers focus on providing sufficient information about application portfolios to enable improved process. Some other solution providers provide legacy and distributed repository solutions that are important for a variety of modernization processes.

          Competition for our infrastructure modernization tools -Our competitors for these tools include DMR/Amdahl, Oracle Corporation, and Sun Microsystems Inc. The principal direct competitor for our Windows to Unix cross-platform products is Bristol Technology, Inc., which is a source code licensee of an earlier version of Windows-NT. Indirect competitors of these products include companies marketing solutions that address somewhat similar but not identical problems addressed by our products, and use a fundamentally different technological approach.

          Examples are products that allow Unix clients to access Windows applications on Windows NT servers, products which adapt Unix applications for operation on Windows, products which provide a proprietary but portable abstraction layer, and products which emulate the Windows environment on Unix systems rather than providing native Unix implementations. Citrix Systems Inc. is one of the principal indirect competitors, and is also a Microsoft source code licensee. Indirect competitors also include internal product development groups within current and potential customers.

C.     Organizational Structure

          We are part of the Formula group, a global IT solutions and services group headquartered in Israel.  The Formula group is principally engaged in providing software consulting services, developing proprietary software products, and providing computer-based business solutions.  The Formula group delivers its solutions in over 50 countries worldwide to clients with complex IT services needs, including a number of “Fortune 1000” companies. We are a subsidiary of Formula Systems (1985) Ltd., or Formula, which holds directly 58.8% of our ordinary shares and, through voting agreements with Dan Goldstein, a director of our company and Formula’s chief executive officer and chairman of the board of directors, and Gad Goldstein, the chairman of our board and Formula’s president, beneficially own 65.4% of our ordinary shares.

          Following is a list of our significant subsidiaries, their country of incorporation, and proportion of our ownership interest in them, as of June 17, 2003:

Name of Subsidiary	Country of Incorporation	Proportion of Ownership Interest

BluePhoenix Solutions B.V.	The Netherlands	100%

Advanced Systems Europe B.V.	The Netherlands	100%

Liraz Systems Ltd.	Israel	100%

Mainsoft Corporation	United States	58%

IntraComp Group Inc.	United States	100%

D.     Property, Plants and Equipment

          We, together with our subsidiaries and affiliates, currently occupy approximately11,000 square meters. The aggregate annual rental fees we pay for these facilities are $2.5 million. The following table presents certain information about our facilities and the terms of lease of these facilities.

Country and State	City	Sq. Meters	Expiration	Annual expected costs 2003 In Thousands US$

Israel	Herzelia	2,200	March 2004	714
Israel	Azor	400	August 2004	63
Israel	Holon	250	February 2005	50
Israel	Lod	1,100	June 2004	186
USA, North Carolina	Cary	1,250	Monthly renewal	258
USA, California	San Jose	1,400	September 2003	574
USA, Indiana	South Band	700	December 2004	109
Denmark	Ballerup	2,560	October 2003	270
Germany	Frankfurt	270	November 2004	56
Denmark	Allerod	120	June 2003	16
Netherlands	Amsterdam	130	June 2005	19
Romania	Bucharest	400	October 2003	44
United-Kingdom	Uxbridge	40	April 2003	130
Cyprus	Nicosia	150	March 2004	17
Italy	San Felice Segrate-Milano	150	December 2005	19

Total		11,120		2,525

          If, in the future, we determine that we need additional space to accommodate our growth, we believe that we will be able to obtain this additional space without difficulty and at commercially reasonable prices.  We do not own any real property.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

          We develop and market software tools and provide consulting services for efficient modernization of legacy systems and cross-platform migration. We provide comprehensive enterprise technologies spanning mainframe, midrange, and client/server computing platforms. Our revenues consist primarily of fees we receive for the use of our software tools and consulting fees for the related services that we provide. We have been pursuing a strategy of increasing the range of modernization technologies and services we offer, and enhancing our ability to serve various enhancement needs of our customers.  As part of our strategy, we invested in certain information technology and service companies, which develop and market various modernization tools and provide related services.

          Our quarterly and annual revenues, gross profit, and results of operations have fluctuated significantly in the past and we expect them to continue to fluctuate in the future, as a result of numerous factors, including the changes in the types of software tools we offer and market demands for these tools. Therefore, we believe that period-to-period comparisons of our financial results are not necessarily meaningful and you should not rely on them as an indication for future performance.

          Since 2001, we have been affected by the global economic changes, in particular the sharp decline in capital spending in the IT sector and the overall business slowdown in North America and Europe, as well as in Israel.  As a result of these changes, we determined in 2001 to withdraw from low-margin and short-term activities, like consulting services that were not directly related to our core technologies. In addition, we instituted a restructuring plan during 2001 and into 2002 that was aimed at aligning our cost structure with our revenues.  As a result, our results of operations in 2002 include restructuring charges of $472,000, and our results of operations in 2001 include restructuring charges of $2.7 million.  The restructuring charges in 2002 consisted primarily of severance costs for employees and relocation expenses.  We began to see the benefits of the restructuring in 2002 principally through the lowering of our cost of revenues and selling, general and administrative expenses.

          During 2002 we also sought opportunities to increase our revenue base through the acquisition of complementary products and services. In November 2002, we purchased 86% of the share capital of Liraz through a share exchange transaction. Following this transaction, we purchased from the public the remaining share capital of Liraz through two tender offers published in December 2002 and March 2003. The aggregate amount of Crystal ordinary shares issued was 3,478,624 and the aggregate amount of cash purchases was $2.7 million. The results of operations of Liraz have been consolidated with our results of operations commencing with the last quarter of 2002. Upon completion of the acquisition of Liraz’s shares, we have begun a process of assimilating and integrating Liraz’s business and activities into our business. As of June 2003, this process has been almost completed. We believe that the purchase of Liraz strengthens our business and provides us with international presence and sales force. We currently offer a complete range of enhanced enterprise IT modernization solutions, from legacy reuse to platform rehosting, which we believe would place us as a market leader in the IT modernization market.

Consolidation of the Results of Operations of Our Subsidiaries

          Following is information regarding the consolidation of the results of operations of certain of our subsidiaries, for the periods indicated. We began to consolidate the results of operations of each of these subsidiaries when we acquired control in them.

Name of Subsidiary	Beginning Consolidation	Cessation of Consolidation (if applicable)

Liraz Systems Ltd.	Fourth quarter of 2002

Advanced Systems Europe B.V.	Fourth quarter of 2002

BluePhoenix Solutions B.V.	Fourth quarter of 2002

Name of Subsidiary	Beginning Consolidation	Cessation of Consolidation (if applicable)

Mainsoft Corporation	Fourth quarter of 1999

IntraComp Group Inc.	Second quarter of 2000

Tesnet – Software Testing Ltd.	First quarter of 1999	Second quarter of 2000

M.S.I. MultiConn Solutions International (1995) Ltd.	Third quarter of 1999	First quarter of 2003.

Multiconn Technologies Ltd.	Fourth quarter of 2002	First quarter of 2003.

          We recognize a portion of the net losses of our affiliates, Intercomp, Tesnet, M.S.I. MultiConn Solutions International (1995) Ltd. and Multiconn Technologies Ltd., in accordance with the equity method of accounting.

Critical Accounting Policies

          We prepare the consolidated financial statements of Crystal in conformity with accounting principles generally accepted in the United States, referred to as U.S. GAAP. Accordingly, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	Revenue recognition. Our revenue recognition policy is significant because our revenue is a key component of our results of operations. In addition, our revenue recognition determines the timing of certain expenses, such as commissions and royalties. We follow very specific and detailed guidelines in measuring revenue; however, certain judgments affect the application of our revenue policy. Revenue results are difficult to predict and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter and could result in future operating losses.

We recognize revenues from direct software license agreements in accordance with statement of position (SOP) 97-2 “Software Revenue Recognition” (as amended by SOP 98-4 and SOP 98-9) upon delivery of the software when collection is probable, the license fee is otherwise fixed or determinable, and persuasive evidence of an arrangement exists.

When a project involves significant modification of software, revenue is generally recognized according to the percentage of completion method. Under this method, estimated revenue is generally accrued based on costs incurred to date as a percentage of total updated estimated costs. If we do not accurately estimate the resources required or the scope of work to be performed, or do not manage our projects properly within the planned periods of time or satisfy our obligations under the contracts, then future margins may be significantly and negatively affected or losses on existing contracts may need to be recognized. Any such resulting reductions in margins or contract losses could be material to our results of operations.

We recognize revenues from fixed price modernization projects over the duration of the project based on the utilization of our software tools, as measured by consulting fees earned from our customers. We recognize revenues from consulting and training fees (i) with respect to projects billed on a time and material basis, based on the number of hours performed and (ii) with respect to fixed fee contracts, based upon the percentage of completion method. We recognize contract losses, if any, in the period in which they first become evident.

Revenues from software maintenance services are recognized ratably over the contract period. Unrecognized revenue is recorded as deferred revenue.

•	Capitalized software research and development costs. Our policy on capitalized software costs determines the timing of our recognition of certain development costs. In addition, this policy determines whether the cost is classified as development expense or capitalized costs. Management is required to use professional judgment in determining whether development costs meet the criteria for immediate expense or capitalization. Our failure to accurately predict the life of capitalized software could cause a one-time amortization, which could adversely affect our operating results.

•	Goodwill and Intangible Assets. Our business acquisitions typically result in goodwill and other intangible assets. The determination of the value of such intangible assets requires management to make estimates and assumptions that affect our consolidated financial statements. In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, referred to as (SFAS) No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 141 requires the purchase method of accounting for all business combinations and that certain acquired intangible assets in a business combination be recognized as assets separate from goodwill. SFAS No. 142 requires that goodwill and other intangibles determined to have an indefinite life are no longer to be amortized but are to be tested for impairment at least annually. The annual impairment testing required by SFAS No. 142 will also require us to use our judgment as to the value of these intangible assets. If we are incorrect in these judgments, we may be required to write down the carrying value of our goodwill and other intangible assets in future periods. These write downs, if any, may have an adverse affect on our operating results.

•	Income taxes. Our income tax policy records the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying consolidated balance sheets, as well as operating loss and tax credit carry forwards. We follow very specific and detailed guidelines regarding the recoverability of any tax assets recorded on the balance sheet and provide any necessary allowances as required. If we fail to accurately predict our estimated tax and if we are required to pay higher taxes than we anticipated, our results of operations could be seriously harmed.

•	Accounts receivable. We maintain a conservative method to assure the collection of our accounts receivable. Under this methodology, we periodically estimate the outstanding amounts and deduct an allowance for receivables with a low collection certainty. When there is a major deterioration of a customer’s credit worthiness, we make allowances for doubtful accounts upon specific review of all outstanding invoices of such customer. If we fail to estimate accurately the recoverability of amounts due to us, our results of operations could be adversely affected.

Our Reporting Currency

          Most of our revenues and a substantial portion of our costs are denominated in United States dollars, or dollars.  The dollar is the primary currency of the economic environment in which Crystal operates. Thus the dollar is our functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars under the principles described in Financial Accounting Standards Board Statement No. 52.  Assets and liabilities have been translated at period-end exchange rates.  Results of operations have been translated at average exchange rates.  As the exchange gains and losses arising from these translations are immaterial, they are included in the statements of income (loss).

A.       Operating Results

          The following table presents the percentage relationships of certain items from our consolidated statement of operations, as a percentage of total revenues for the periods indicated:

	2002	2001	2000

Statement of Operations Data as a Percentage of Revenues:
Revenues	100.0%	100.0%	100.0%
Cost of revenues	41.5	46.1	40.7

Gross profit	58.5	53.9	59.3
Software development costs	20.1	23.1	19.3
Selling, general, and administrative expenses	36.1	51.5	35.5

	2.2	(20.7)	4.5
Goodwill impairment, restructuring costs, and non-recurring expenses	1.3	11.6	—

Operating income (loss)	0.9	(32.3)	4.5
Financial income (expenses), net	(0.5)	(0.1)	2.8
Gain on realization of shareholdings	0.0	1.8	5.0

Other income (expenses), net	(4.3)	(6.9)	0.1

Income (loss) before taxes on income	(3.9)	(37.5)	12.4
Income tax expense	0.4	0.3	0.4

	(4.3)	(37.8)	12.0
Equity in losses of affiliated companies, net	(3.6)	(3.4)	(2.2)
Minority interest	(1.9)	2.2	(3.5)

Net income (loss)	(9.9)	(39.0)	6.3

          Years Ended December 31, 2002 and 2001

          Revenues.  Revenues decreased 5% from $38.4 million in 2001 to $36.7 million in 2002. This decrease was primarily attributable to the slow-down in the global economy that caused customers to delay technology purchase orders. This decrease was partially offset by the consolidation of Liraz’s results of operations in the fourth quarter of 2002. Liraz’s consolidation was aimed to increase our business volume and improve our operating results by leveraging Liraz’s international sales force and presence.

          The table below presents the breakdown of our revenues based on the location of our customers for the periods indicated:

	2002	2001	2000

	%	%	%
United States	57	56	58
Europe	28	22	21
Israel	13	20	21
Other	2	2

Total	100	100	100

          Cost of revenues. Cost of revenues consists primarily of salaries, travel costs rel0ting to products and services rendered, and consulting fees paid to independent contractors. Cost of revenues decreased 14% from $17.7 million in 2001 to $15.2 million in 2002. Cost of revenues as a percentage of revenues decreased to 42% in 2002 compared to 46% in 2001. The decrease in cost of revenues was primarily attributable to the implementation of our cost reduction plan in the fourth quarter of 2001 that was aimed at aligning our cost structure with our revenue stream. According to our cost reduction plan, we reduced our sale and managerial personnel, decreased wages and tightened our expense structure.

          Software development costs. Software development costs consist primarily of salaries and consulting fees that are paid to professionals engaged in the development of new software tools and related methodologies. Software development costs decreased 17% from $8.9 million in 2001 to $7.4 million in 2002.  This planned decrease was part of our cost reduction plan. During 2002, our development costs were attributed to the development of our unique modernization suite of tools. As a percentage of revenues, software development costs decreased to 20% in 2002 compared to 23% in 2001. Software development costs are charged to operations as incurred, unless capitalized according to Financial Accounting Standards Board Statement No. 86. In 2002, we capitalized software development costs in an aggregate amount of $3.3 million Net software development costs related to development of tools through our affiliates are included in our consolidated financial statements under “Equity in Losses of Affiliated Companies, net.”

          Selling, general and administrative expenses.  Selling, general and administrative expenses consist primarily of wages and related expenses, travel expenses, selling expenses, marketing and advertising expenses, rent, insurance, utilities, professional fees, and depreciation. Selling, general and administrative expenses decreased 33% from $19.8 million in 2001 to $13.2 million in 2002. As a percentage of revenues, selling, general and administrative expenses decreased to 36% in 2002 compared to 52% in 2001. This decrease is primarily attributable to the implementation of our cost reduction plan. In addition, in 2001 we charged the amortization of goodwill to general and administrative expenses. In 2002, no such charges were included pursuant to Financial Accounting Standards Board Statement No. 141, or SFAS 141. Under SFAS 141, all investments were evaluated and their utilization was determined according to their anticipated contribution to the business, and under SFAS 141, no additional write-downs were required to be made.

          Financial expenses, net.  Financial expenses consist primarily of interest paid to banks on short-term loans, which is offset by interest income we derive on short-term deposits. Financial expenses also consist of currency rate differentials we pay to the banks on short-term loans offset by currency rate differentials we derive with respect to short-term deposits.  Financial expenses increased in 2002 to $195,000 from $62,000 in 2001. The increase in our cash and cash equivalents caused a decrease in the financial expenses. This decrease was offset by the devaluation of the NIS and Euro against the dollar.

          Goodwill impairment, restructuring costs and non-recurring expenses.  In 2002, we continued to implement our restructuring plan, which included the purchase of 90% interest in Liraz, resulting $472,000 restructuring costs in the fourth quarter of 2002. These costs were attributable primarily to payments related to dismissal of employees. Our results of operations in 2001 were materially affected by the implementation of our restructuring plan, resulting in non recurring expenses that include $2.8 million of restructuring costs, and goodwill impairment of $1.7 million related to an acquisition.

          Other expenses, net. Other expenses, net in 2002 were $1.6 million compared to other expenses, net of $2.6 million in 2001. Other expenses in 2002 consist primarily of a write-down of an investment. Other expenses in 2001 consist of a write-down of an investment of $2.5 million and loss from disposal of fixed assets.

          Income tax expense.  In 2002, we had income tax expense of $160,000 compared to income tax expense of $115,000 in 2001. This increase is primarily attributable to local taxation of European subsidiaries which had taxable income.

          Equity in losses of affiliated companies, net.  In 2002, equity in losses of affiliated companies, net, was $1.3 million.  Equity in losses of affiliated companies in 2002 includes aggregate amount of $1.4 million representing our share in the losses of our affiliate Intercomp, partially offset by $80,000 representing our share in the gains of Tesnet.

Years Ended December 31, 2001 and 2000

          Revenues.  Revenues decreased 22% from $49.2 million in 2000 to $38.4 million in 2001. This decrease was primarily attributable to the implementation of our strategy to gradually withdraw from low-margin and short-term activities, like consulting services that were not directly related to our core technologies. In addition, the slow down in the global economy caused customers to delay technology purchase orders.

          Cost of revenues.  Cost of revenues decreased 12% from $20.1 million in 2000 to $17.7 million in 2001. Cost of revenues as a percentage of revenues increased to 46% in 2001 compared to 41% in 2000. The decrease in cost of revenues was primarily attributable to the restructuring plan we implemented during 2001, which resulted in a significant reduction in expenses towards the end of 2001. Cost of revenues as a percentage of revenues increased since the restructuring plan was implemented later in the year, and the annualized costs represent a transitional stage in our cost structure.

          Software development costs. Software development costs decreased 7% from $9.5 million in 2000 to $8.9 million in 2001.  During 2001, our development costs were attributed to the development of a unique “cost saving” modernization suite of tools. As a percentage of revenues, software development costs increased to 23% in 2001 compared to 19% in 2000. Software development costs are charged to operations as incurred. Net software development costs related to development of tools through our affiliates are included in our consolidated financial statements under “Equity in Losses of Affiliated Companies, net.”

          Selling, general and administrative expenses.  Selling, general and administrative expenses increased 13% from $17.5 million in 2000 to $19.8 million in 2001. This increase is primarily attributable to our efforts to increase our presence and enlarge our client base. In order to support these efforts, we maintain a relatively large sales force. As a percentage of revenues, selling, general and administrative expenses increased to 51% in 2001 compared to 35% in 2000.

          Financial income or expenses, net.  In 2001, we had financial expenses of $62,000 compared to financial income of $1.4 million in 2000. The reduction in our cash and cash equivalents was the main cause of the decrease in our financial income. In addition, the devaluation of the NIS against the dollar and the euro affected our financial income.

          Goodwill impairment, restructuring costs and non-recurring expenses.  Our results of operations were materially affected by the implementation of our restructuring plan, resulting in non recurring expenses that include $2.8 million of restructuring costs, and goodwill impairment of $1.7 million related to an acquisition.

          Other income or expenses, net. Other expenses in 2001 were $2.6 million compared to other income of $66,000 in 2000. Other expenses in 2001 consist of a write-down of an investment of $2.5 million and loss from disposal of fixed assets.

          Income tax expense.  In 2001, we had income tax expense of $115,000 compared to income tax expense of $184,000 in 2000. This decrease is primarily attributable to lower taxable income and carried forward accumulated losses of consolidated subsidiaries.

          Equity in losses of affiliated companies, net.  In 2001, equity in losses of affiliated companies, net, was $1.3 million compared to $1.1 million in 2000.  Equity in losses of affiliated companies in 2001 includes aggregate amounts of $129,000 and $1.2 million representing our share in the losses of our affiliates, Polyglot and Intercomp, partially offset by $70,000 representing our share in the gains of Tesnet.

B.     Liquidity and Capital Resources

          How We Have Financed Our Business

          Prior to our initial public offering, we financed our cash requirements primarily through borrowings from banks. During 1997, we consummated two public offerings, in which we sold an aggregate of 3,720,000 ordinary shares (after giving effect to the exercise of the respective over-allotment options). We received net proceeds of $33.9 million from the public offerings after deducting underwriting discounts and commissions and offering expenses.  We have entered into several credit facilities with banks, which we may use from time to time for interim finance, in accordance with our cash requirements. These credit facilities provide for short-term loans are in various currencies and bear various interest rates.

Cash

          On December 31, 2002, we had cash and cash equivalents (including marketable securities) of $15.9 million and working capital of $1.3 million. On December 31, 2001, we had cash and cash equivalents (including marketable securities) of $9.9 million and working capital of $9.9 million.

          Net cash provided by operating activities was $2.8 million in 2002 compared to $7.1 million in 2001.  This change was primarily attributable to the overall decrease in the revenues due to the global economy slow down.

          As of December 31, 2002, we had short term bank debt outstanding of $7.5million, compared to $2.3 million as of December 31, 2001. In connection with credit lines extended to us by several banks, we are committed to certain covenants related to our operations, such as maintaining a minimum level of shareholders’ equity and reaching certain operating results targets. We believe that we meet all such covenants.

          In addition, Liraz has a fixed charge in favor of a bank, on certain of its assets, as well as a floating charge on its entire assets, securing Liraz’s bank credit line of $4.9 million.

          Typical modernization projects, which deploy our solutions, are long-term projects, and therefore, payment for these projects or a substantial portion of our fees may be delayed until the successful completion of specified milestones. In addition, the payment of our fees is dependent upon customer acceptance of the completed work, and our ability to collect the fees. Further, although the timing of receipt of our fees varies, we incur the majority of our expenses on a current basis. As a result, a delay in the collection of our fees could result in cash flow shortages.

Capital Expenditures

          Our capital expenditures were $823,000 in 2002 and $878,000 in 2001. Our capital expenditures in these years related primarily to purchases of computers and related equipment required to support our software development activities. In 2002, we invested $800,000 and lent $2.2 million to affiliated companies. In 2001, we lent $4.7 million to affiliated companies.

          In 2002, we purchased a 90% controlling interest in Liraz through a share exchange transaction which was followed by a cash tender offer. We paid for the tendered shares an aggregate consideration of $1.1 million. During 2003, we published an additional tender offer and purchased the remaining outstanding share capital of Liraz for an aggregate of $1.5 million.

          During 2002 and 2001, we repurchased 310,565 of our ordinary shares for an aggregate of $1.6 million. As of June 1, 2003, we repurchased 1,870,565 of our ordinary shares under our buy-back programs, for an aggregate of approximately $14.7 million. Under these programs, we may purchase our shares from time to time, subject to market conditions and other relevant factors affecting us. Pursuant to the Companies Ordinance [New Version], which was in effect at the time of adoption of the plans, we may use the repurchased shares under the programs only for issuance to our employees under our share option plans. Under the Companies Law, the repurchased shares are considered as dormant shares. We may not resell these shares unless (i) they are issued to our employees under our option plans; and (ii) they are registered for resale under an effective registration statement pursuant to the Securities Act, 1933. The first buy-back program adopted in May 1998, enables us to purchase our shares, through a subsidiary, utilizing up to $5.0 million. Under the second buy-back program adopted in September 1998, and amended in May 1999, we may purchase through a subsidiary as a trustee up to additional 1,400,000 ordinary shares. Under the two plans we may acquire additional 1,023,486 shares at the current stock price. The closing price of our ordinary shares as quoted on the Nasdaq National Market on June 16, 2003 was $3.1.

          We have guaranteed short-term bank loans of an affiliate.  As of June 17, 2003, the aggregate amount of these guarantees was $530,000.

          We believe that cash generated from operations together with existing sources of liquidity and cash flow, will be sufficient to meet our anticipated cash needs for at least the next 18 months.

Related Party Transactions

          Management Agreement With Formula.  We maintain a management agreement with Formula pursuant to which Formula provides us with administrative and management services. We pay to Formula in return for its services, a management fee equal to 3% of our revenues, up to a maximum of $180,000 per year. The amount of management fee was negotiated between us and Formula in 1996 when we initially entered into the management agreement. We believe that the management fee we pay to Formula reflects the fair value of the services Formula provides us with.  For additional information about our management agreement with Formula, see Item 7.B. Related Party Transactions.”

          Purchase of LetMeKnow Shares and Polyglot Shares by Formula Vision.  In September 2001, we sold to Formula Vision Technologies (F.V.T.) Ltd. our entire shareholdings in LetMeKnow Ltd. and Polyglot Ltd. for an aggregate of $1.5 million.  The consideration was determined in negotiations between the parties, and reflects in our opinion the fair price of the sold shares in each of the companies.  For additional information regarding this transaction, see “Item 7.B. Related Party Transactions.”

          Purchase of Liraz Shares from Formula and Additional Shareholders.  In November 2002, as part of our strategy to acquire complementary businesses, we purchased from Formula and certain other shareholders of Liraz, an 86% controlling interest in Liraz, in a share exchange transaction. Under this transaction, Formula sold to us its entire 57.9% interest in Liraz in consideration for Crystal ordinary shares representing 17.3% of Crystal outstanding share capital. The exchange ratio was negotiated between the parties and was set at 1:1.67. Our audit committee and our board of directors received a fairness opinion from a financial advisor, pursuant to which, as of the date of the agreement, the exchange ratio agreed between the parties was determined to be fair from a financial point of view, to us.  For additional information regarding this transaction, see “Item 4.B. Business Overview-Strategy.”

          Purchase of Alphatech shares from Intercomp.  In December 2002, we purchased from Intercomp a 65% controlling interest in Alphatech (2000) Srl. for aggregate consideration of $100,000. The amount of consideration was negotiated between the parties.   For more information, see “Item 7.B. Related Party Transactions.”

Contractual Commitments and Guarantees

          In August 1998, our subsidiary, Mainsoft, entered into an agreement with Microsoft, under which Mainsoft was granted access to the source code of certain software products of Microsoft and the right to incorporate such source code into certain software products of Mainsoft. The agreement provides for the payment of royalties on a per copy basis to Microsoft for products licensed or distributed. These royalties, net of waivers approved by Microsoft, are included in the financial statements under cost of sales. Microsoft may terminate the agreement under certain conditions. Mainsoft’s ability to develop, sell and market its products is dependent upon the continued access to the software’s source code. Furthermore, a change in, or termination of the agreement could prevent Mainsoft from developing and selling its products and materially adversely affect our business, results of operations and financial condition.

          We are obligated to pay to Formula management fees in an annual amount equal to 3% of our revenues, but no more than the NIS equivalent of $180,000.

          We are committed under operating leases for rental of office facilities for the years 2003 until 2005. Annual rental fees under current leases are approximately $1.6million, and are expected to remain at this level for each of the next five years.  In connection with these leases, we issued bank guarantees of $122,000 in the aggregate.

          We guaranteed short-term bank loans of an affiliated company in favor of a bank. As at December 31, 2002, these guarantees amounted to $530,000.

          In 2000, Liraz sold its integrated IT systems activities and outsourcing business in Israel to EDS. Under the sale agreement, Liraz was obligated to reimburse the buyer for claims related to the activities during the period prior to the sale. To date, we are not familiar with any such claims.

          During 2000, Liraz provided a bank guarantee to secure a loan of Level 8. As of December 31, 2002, this guarantee amounted $2.5 million. Level 8 committed to utilize 10% of any capital funding to repay the loan and reduce the amount of the guarantee accordingly.

          In January 2001, we granted a creditor of Intercomp a put option to sell to us promissory notes issued by Intercomp in an aggregate amount of $3.5 million, which may be paid, at our option, in our ordinary shares. The number of ordinary shares subject to the option will be calculated based on the average market price of the shares during the 14 trading days prior to the exercise of the option. The option is exercisable during a period of two years commencing on January 31, 2004, or, in certain circumstances, earlier. This option is now being modified for an extension.

          In February 2003 Crystal has been issued a income tax assessment for the tax year 1997 in the amount of NIS 6,950 thousand ($1,467 thousand). We have filed an appeal on this assessment. Based on the opinion of our tax counsel, it is our belief that while the outcome of any controversy cannot be predicted with complete certainty, this dispute with the Israeli income tax authorities will be resolved so as not to have a material adverse effect on the Company’s financial statements as a whole.

          We entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to certain limitations. This undertaking is subject to a shareholder approval.

Effective Corporate Tax Rates

          In 1996, 1997 and 1998 certain of our operations were granted “approved enterprise” status under the Law for the Encouragement of Capital Investments 1969, known as the Investments Law. If we comply with all requirements, we shall be eligible for certain tax benefits with respect to these operations, for the first seven years in which they generate taxable income. Income derived from our approved enterprise programs will be tax exempt for a period of two years after we have taxable income, and will be subject to a 25% company tax rate for the following five years.  We completed the tax exemption period of some of our qualified “approved enterprise” operations and, therefore, these operations are subject to a 25% income tax commencing 1999.  If the percentage of our share capital held by foreign shareholders exceeds 25%, future approved enterprises would qualify for reduced tax rates for an additional three years, after the seven years mentioned above. However, we cannot assure you that we will obtain additional “approved enterprise” status for our operations, or that the provisions of the Investments Law will not change, or that the above-mentioned shareholding portion will be reached or maintained for each subsequent year.

          On January 1, 2003, Israel’s tax laws had undergone a significant tax reform (Amendment 132 to the Income Tax Ordinance (New Version) - 1961), referred to as the New Law. The underlying principle of the New Law is to broaden the categories of taxable income, and reduce the tax rates imposed on employment income.

          Our U.S. operations are taxed at the effective corporate tax rate in the United States of 35%. We believe that in the future we will derive an increasing percentage of our income from operations outside of Israel and that, accordingly, our effective tax rate may increase. However, we expect that this increase will be offset by carried forward accumulated losses of consolidated companies. As a result, we anticipate that our net effective tax rate in the foreseeable future shall be lower than 25%.

C.     Research and Development, Patents and Licenses

          For a description of our research and development activities, see “Item 4.B. Business Overview-Research and Development.”

          For information concerning our intellectual property rights, see “Item 4.B. Business Overview-Intellectual Property.”

D.     Trend Information

          We have been affected by global economic changes, in particular the recent sharp decline in capital spending in the information technology sector and the overall business slow-down in North America and Europe, as well as in Israel. Uncertainties in the North American and European markets have influenced the purchasing patterns of leading software developers who delayed their planned orders and caused developers to reduce the amount of their planned license commitments. These changes in purchasing patterns in the IT industry directly affected our operating results. Our revenues decreased from $49.2 million in 2000 to $38.4 million in 2001 and to $36.7 million in 2002. We cannot know whether the global market will recover in the foreseeable future, and how the economic conditions will affect our business.  As we continue to market new products and penetrate international markets, we expect our selling, general and administrative expenses to continue to be relatively high.

          In the end of 2002, we acquired the share capital of Liraz. We are in the process of concluding the integration of Liraz’s business within our business. We expect that as a result of the integration of our business with that of Liraz, the combined companies will be able to realize greater operating efficiencies and will benefit from a broader product-line with a larger and more diversified marketing and support network. In addition, we anticipate that the combination of our respective technical personnel will enhance our product development capabilities. The achievement of these benefits depends, however, on our ability to successfully integrate Liraz’s business in our business. We may also encounter difficulties in penetrating markets in which we have no or limited experience. We cannot assure you that we will be able to successfully integrate Liraz’s business and operations with our own without encountering difficulties. This in turn may materially adversely affect our business, financial condition and our quarterly and annual results of operations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

          The following table describes information about our executive officers and directors as of May 31, 2003.

Name	Age	Position

Gad Goldstein	44	Chairman of the Board
Aaron Crystal	59	Vice Chairman of the Board, President
Arie Kilman	50	Chief Executive Officer (1)
Iris Yahal	42	Director, Chief Financial Officer
Dan Goldstein	49	Director
Shai Beilis	54	Director
Chanan Weiss	56	Director
Professor Seev Neumann (2)	63	Director
Katriel Zimet (2)	76	Director

     (1)  since May 2003
     (2)  An outside director

          Gad Goldstein has served as a chairman of our board of directors since April 1998 and as a director of Formula since January 1985. Mr. Goldstein was the vice president of Formula from 1985 through 1995 and was appointed president of Formula in 1995.  He is also a director of other companies within the Formula Group, including New Applicom Ltd., Matrix IT Ltd., or Matrix, Magic Software Enterprise Ltd., or Magic and Sivan Training and Systems Ltd., or Sivan, all of which are publicly traded companies. Mr. Goldstein holds a BA in economics and an MA in business administration, both from Tel Aviv University. Gad Goldstein is the brother of Dan Goldstein, one of our directors.

          Aaron Crystal served as our president, chief executive officer and director since our formation in 1987 to December 1996 and continues to serve as our president and one of our directors.  Since November 1999, he has also served as vice chairman of the board of directors. From 1983 to 1987 Mr. Crystal was vice president-technical support of Mehish Computer Services.

          Arie Kilman has served as our Chief Executive Officer since May 2003. Mr. Kilman has also served as president and Chief Executive Officer of BluePhoenix Solutions B.V. since its inspection in October 2001. Mr. Kilman previously served as the president of Liraz in which he founded in 1984, and managed since. Between 1998 and 2000, Mr. Kilman served as Chief Executive Officer of Level 8. Mr. Kilman holds a BA degree in economics and computer science from New-York University.

          Iris Yahal has served as one of our directors since January 1, 1999 and as our Chief Financial Officer since October 1995. In addition, Ms. Yahal served as the controller of several other Formula subsidiaries until December 1996. From 1991 until 1996, Ms. Yahal served as the controller of Transtech Control Ltd., a former subsidiary of Formula. Prior to 1991, Ms. Yahal worked as an auditor with Wallenstein and Co., a public accounting firm. Ms. Yahal holds a BA in accounting and an MA in business administration, both from Tel Aviv University and is a certified public accountant in Israel.

          Dan Goldstein has served as one of our directors since March 1993.  Mr. Goldstein has served as chairman of the board of directors since 1985. Mr. Goldstein also serves as Chief Executive Officer of Formula since 1985.  Mr. Goldstein is also chairman of the boards of directors of other Formula Group companies, including Matrix and New Applicom and is a director of Crystal, Magic, Sivan and of other companies within the Formula Group.  Mr. Goldstein holds a BA in mathematics and computer sciences and an MA in business administration, both from Tel Aviv University. Dan Goldstein is the brother of Gad Goldstein.

          Shai Beilis served as chairman of our board of directors from December 1995 until April 1998 and as vice chairman of our board of directors from April 1998 until November 1999. Mr. Beilis continues to serve as one of our directors and as a member of our audit committee. Mr. Beilis currently serves as Chairman and Chief Executive Officer of Formula Ventures. Mr. Beilis has also served as a director of Formula since December 1997. From July 1993 to the beginning of 1995, Mr. Beilis served as the managing director of Clal Computers and Technology Ltd., an Israeli information technology company. Mr. Beilis holds a B.Sc. in mathematics and economics from the Hebrew University in Jerusalem and an MA in computer science from the Weizmann Institute of Science.

          Chanan Weiss joined us in April 2001 as a managing director. From February 2002 through May 2003, he served as our Chief Executive Officer. Since February 2002, Mr. Weiss has also served as one of our directors.  From February 2000 until April 2001, Mr. Weiss served as an executive vice president and Chief Operating Officer of Matrix. Prior to that, from April 1999, Mr. Weiss served as managing director of Nikuv Computers (Israel) Ltd., a subsidiary of Matrix. From 1988 through 1999 Mr. Weiss occupied various managerial positions in IBM Israel. Mr. Weiss holds a B.Sc. degree in Physics from the Technion in Haifa.

          Professor Seev Neumann served as one of our independent directors and a member of our audit committee since May 1997, in accordance with the Nasdaq rules. On December 31, 1999, he was appointed as one of our outside directors, under the Israeli Companies Law 1999, or the Companies Law. From 1973 to 1978 and from 1985 to 1989 Prof. Neumann served as dean of the graduate school of business administration at Tel Aviv University.  From 1967 to present he has served as a professor and lecturer at Tel Aviv University.  Prof. Neumann has also served as a visiting professor at University of California, Los Angeles and University of California, Davis.  Prof. Neumann holds a BSS in economics and statistics from the Hebrew University of Jerusalem, and an MA and a Ph.D. in business administration from University of California, Los Angeles.

          Katriel Zimet has served as one of our independent directors and a member of our audit committee since January 1999, in accordance with the Nasdaq rules. On December 31, 1999, he was appointed as one of our outside directors, under the Companies Law. From 1992 until November 1997, Mr. Zimet served as a director of Formula.Since 1987, Mr. Zimet has served as an independent consultant for information systems technology to the Israeli national board of education. Until 1986, Mr. Zimet was director of computing facilities of Telrad Networks Ltd., a major Israeli telecommunications company.

B.     Compensation

          During the year ended December 31, 2002, we paid to our outside directors and executive officers an aggregate remuneration of approximately $424,000. This amount includes amounts set aside or accrued to provide pension, social security or similar benefits but does not include amounts expended by us for automobiles made available to our officers and expenses (including business travel, professional and business association dues and expenses) reimbursed to officers.

          The aggregate remuneration set forth in the foregoing paragraph does not include amounts we paid to Formula under the terms of a management agreement, as consideration for management services rendered to us by certain directors designated by Formula. These directors currently include Gad Goldstein, Dan Goldstein and Shai Beilis. See “Item 7.B. Related Party Transactions.”

          We maintain written employment agreements with Aaron Crystal, Chanan Weiss, Arie Kilman and Iris Yahal.  The employment agreements are not for a specific term and we may terminate any of them upon prior notice of between three and six months. These agreements provide for annual base salaries and other benefits like vacation, sick leave, provision of automobiles, insurance contributions and non-compete and confidentiality agreements. The agreements also entitle Mr. Crystal, Mr. Weiss, Mr. Kilman and Ms. Yahal to bonuses based on achieving targets set by our board of directors. Under the terms of Mr. Crystal’s employment agreement, upon our initial investment in an unaffiliated entity, Mr. Crystal has the right to co-invest, on the same terms as we invest, in an amount equal to 10% of our initial investment.

          Mr. Kilman, in his former position as Liraz’s chairman of the board of directors was granted by Liraz in May 2002 a loan of approximately $200,000, linked to the Israeli consumer price index, and bearing an annual interest at a rate of 4%. Under the terms of the loan, the loan should be repaid to Liraz in four equal annual installments, but no later than termination of Mr. Kilman’s employment. Mr. Kilman pledged in favor of Liraz 200,000 Liraz’s shares he owned as a security for repayment of the loan. Following the share exchange transaction, Mr. Kilman replaced the pledged shares with 119,760 Crystal shares.

C.     Board Practices

          Pursuant to our articles of association, directors are elected at a general meeting of our shareholders by a vote of the holders of a majority of the voting power represented at the meeting. Additional directors may be elected between general meetings by a majority of our directors. Each director, except for the outside directors described below, holds office until the next annual general meeting of shareholders. Officers are appointed by our board of directors. We compensate our outside directors in an annual amount of $12,000 each. We do not compensate our other directors for their services as directors (other than a compensation we pay to Formula pursuant to our management agreement with it).  For information regarding the employment agreements of our officers, see “Item 6.B. Compensation.”

          For additional information, see “Item 7.B. Related Party Transactions.”

          Outside Directors

          Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel, are required to appoint at least two outside directors. The Companies Law provides that a person may not be appointed as an outside director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment to serve as outside director, or had, during the two years preceding that date, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation’’ includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•	service as an office holder.

          No person may serve as an outside director if the person’s position or other business activities create, or may create a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director. Outside directors are elected by a majority vote at a shareholders’ meeting, provided that either:

          (1)     the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders or their representatives voted at the meeting, vote in favor of election; or

          (2)     the total number of shares of non-controlling shareholders voted against the election of the outside director does not exceed one percent of the aggregate voting rights in the company.

          The initial term of an outside director is three years and may be extended for an additional three years. Each committee exercising the powers of the board of directors is required to include at least one outside director. However, the audit committee should include all the outside directors.

          An outside director is entitled to compensation as provided in regulations promulgated under the Companies Law and is otherwise prohibited from receiving any compensation, directly or indirectly, in connection with services provided as an outside director.

          Audit Committee

          The Companies Law requires public companies to appoint an audit committee. We have established an audit committee, consisting of our two outside directors, Prof. Neumann and Katriel Zimet, as well as Shai Beilis. The responsibilities of the audit committee under the Companies Law include identifying irregularities in the management of the company’s business and approving related party transactions as required by law. Under the Companies Law, an audit committee must consist of at least three directors, including at least two outside directors. The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee.

          In addition, under the rules of the Nasdaq, we are currently required to have at least two independent directors on our board of directors and to maintain an audit committee, at least a majority of whose members are independent of management. Our outside directors qualify as independent directors under the rules of the Nasdaq.

          Internal Auditor

          Under the Companies Law, the board of directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an office holder, or an affiliate, or a relative of an office holder or affiliate, and he may not be the company’s independent accountant or its representative.

          Approval of Certain Transactions under the Companies Law

          The Companies Law codifies the fiduciary duties that “office holders,’’ including directors and executive officers, owe to a company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of loyalty includes (i) avoiding any conflict of interest between the office holder’s position in the company and his personal affairs, (ii) avoiding any competition with the company, (iii) avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others and (iv) revealing to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder. Each person listed in the table under “Directors and Senior Management” above is an office holder. Under the Companies Law, arrangements regarding the compensation of directors require the approval of the audit committee, the board of directors and shareholder approval.

          The Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an “extraordinary transaction” as defined under Israeli law, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing. In addition, the office holder must also disclose any interest held by any corporation in which the office holder owns 5% or more of the share capital, is a director or general manager or in which he or she has the right to appoint at least one director or the general manager. An “extraordinary transaction” is defined as a transaction other than in the ordinary course of business, otherwise than on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities.

          Under the Companies Law, after the office holder complies with the disclosure requirements described above, only board approval is required for any transaction which is not an extraordinary transaction, unless the articles of association of the company provide otherwise, and provided the transaction is not adverse to the company’s interest. If the transaction is an extraordinary transaction, the company must receive any approval stipulated by its articles of association, the approval of the audit committee and the approval of the board of directors, as well as shareholder approval. An office holder who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter.

          The Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, which includes a shareholder that holds 25% or more of the voting rights in the company if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholder approval must include at least one-third of the shareholders who have no personal interest in the transaction and are present, in person or by proxy, at the meeting or, alternatively, the total shareholdings of those who have no personal interest in the transaction who vote against the transaction must not represent more than one percent of the voting rights in the company. In certain cases provided in regulations promulgated under the Companies Law, shareholder approval is not required.

          In a private placement of securities that will increase the relative holdings of a shareholder that holds five percent or more of the company’s outstanding share capital (assuming the exercise or conversion of all securities held by such person that are exercisable for or convertible into shares) or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company’s outstanding share capital, the Companies Law requires that the company receive its shareholders’ approval. In certain cases provided in regulations promulgated under the Companies Law, shareholder approval is not required.

          Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his power in the company including, among other things, voting in a general meeting of shareholders on the following matters:

•	any amendment to the articles of association;
•	an increase of the company’s authorized share capital;
•	a merger; or
•	approval of interested party transactions which require shareholder approval.

          In addition, any controlling shareholder, any shareholder who knowingly possesses power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of a company’s articles of association, has the power to appoint or prevent the appointment of an office holder in the company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty.

          For information concerning personal interests of certain of our office holders and our principal shareholders in certain transactions with us, see “Item 7.B. Related Party Transactions.”

          Exculpation, Insurance and Indemnification of Directors and Officers

          Under the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care.

          Office Holder Insurance

          Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for insurance of all or a part of the liability of any of our office holders imposed on the office holder in respect of an act performed in his or her capacity as an office holder, in respect of each of the following:

•	a breach of his duty of care to us or to another person;
•	a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that such act would not prejudice our interests; or
•	a financial obligation imposed on him or her in favor of another person.

          Indemnification of Office Holders

          Our articles of association provide that, subject to the provisions of the Companies Law, we may indemnify our office holders in respect of an obligation or expense specified below imposed on an office holder in respect of an act performed in his or her capacity as an office holder, as follows:

•	a financial obligation imposed on him or her in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by court;
•

reasonable litigation expenses, including attorney’s fees, expended by an office holder or charged to the office holder by a court, in a proceeding instituted against the office holder by us or on our behalf or by another person, or in a criminal charge from which the office holder was acquitted, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of an offense that does not require proof of criminal intent.

          We may undertake to indemnify an office holder as aforesaid, (a) prospectively, provided that the undertaking is limited to categories of events which in the opinion of our board of directors can be foreseen when the undertaking to indemnify is given, and to an amount set by our board of directors as reasonable under the circumstances and (b) retroactively.

          We have entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to certain limitations. This undertaking  is subject to shareholder approval.

          Limitations on Insurance and Indemnification

          The Companies Law provides that a company may not indemnify an office holder nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

•	a breach by the office holder of his duty of loyalty, unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
•	a breach by the office holder of his duty of care if the breach was done intentionally or recklessly;
•	any act or omission done with the intent to derive an illegal personal benefit; or
•	any fine levied against the office holder.

          In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders.

          We have obtained directors’ and officers’ liability insurance.  However, under the Companies Law the policy is subject to shareholder approval.

D.     Employees

          The table below presents certain information regarding the number of our employees in the periods indicated.

	2002	2001	2000

Technical Experts	280	145	200
Research and Development	140	60	80
Sales and Marketing	50	50	60
General and Administrative	70	45	60

Total	540	300	400

In Israel	230	200	274

          These employees include expert consultants who we train for the implementation of our modernization tools and methodologies. The increase in the number of our employees in 2002 compared to 2001 is primarily attributable to the acquisition of Liraz and Alphatech.

          With respect to our employees in Israel, we are subject to various Israeli labor laws and labor practices, and to administrative orders extending certain provisions of collective bargaining agreements between the Histadrut (Israel’s General Federation of Labor) and the Coordinating Bureau of Economic Organizations (the Israeli federation of employers’ organizations) to all private sector employees. For example, mandatory cost of living adjustments, which compensate Israeli employees for a portion of the increase in the Israeli consumer price index, are determined on a nationwide basis. Israeli law also requires the payment of severance benefits upon the termination, retirement or death of an employee. We meet this requirement by contributing on an ongoing basis towards “managers’ insurance” funds that combine pension, insurance and, if applicable, severance pay benefits. In addition, Israeli employers and employees are required to pay specified percentages of wages to the National Insurance Institute, which is similar to the United States Social Security Administration. Other provisions of Israeli law or regulation govern matters such as the length of the workday, minimum wages, other terms of employment and restrictions on discrimination. We are also subject to the labor laws and regulations of other jurisdictions in the world where we have employees.

E.     Share Ownership

          The following table presents information regarding the ownership of our ordinary shares by the persons listed in the table under “Directors and Senior Management”, as of June 17, 2003. The percentage of outstanding ordinary shares is based on 13,449,009 ordinary shares outstanding as of June 17, 2003.

Name	Shares beneficially owned Number	Percentage of outstanding ordinary shares	Options to purchase ordinary shares Number

Arie Kilman	625,183	4.6%

Dan Goldstein	559,000	4.2%

Gad Goldstein	321,829	2.4%

Aaron Crystal	1,193, 700(3)	8.9%

All directors and officers as a group (10 persons)(1)	2,945,962	21.5%	246,250(2)

(1)	Each of the directors and executive officers not separately identified in the above table beneficially owns less than one percent of our outstanding ordinary shares (including options held by each of these persons) and have therefore not been separately disclosed.
(2)	Includes (i) options to purchase 15,000 ordinary shares currently exercisable at an exercise price of $6.50 per share and expire in October 2006; (ii) options to purchase 20,000 ordinary shares currently exercisable at an exercise price of $9.00 per share and expire in April 2009; (iii) options to purchase 15,000 ordinary shares currently exercisable at an exercise price of $10.50 per share and expire in April 2010; (iv) options to purchase 10,000 ordinary shares currently exercisable at an exercise price of $5.50 per share and expire in October 2010; (v) options to purchase 80,000 ordinary shares at an exercise price of $3.00 per share, of which options to purchase 40,000 ordinary shares are currently exercisable and the remaining options shall become exercisable in August 2003. These options expire in February 2012; (vi) options to purchase 75,000 ordinary shares currently exercisable at an exercise price of $2.25 per share and expire in April 2013; and (vii) options to purchase 375,000 ordinary shares at an exercise price of $2.25 per share, of which options to purchase 31,250 ordinary shares are currently exercisable and the remaining options shall vest over additional 33 months on a monthly basis. These options expire in April 2013.
(3)	Includes 294 shares that Anat Crystal, Mr. Crystal’s spouse, beneficially owns.

Arrangements Involving the Issue or Grant of Options to Purchase Shares

          The 1996 Share Option Plan

          In 1996, we adopted two option plans. One of these option plans has been terminated after all options granted under it have been exercised.Pursuant to our other 1996 option plan, as amended, we reserved 2,700,000 ordinary shares for issuance to our and our subsidiaries’ directors, officers, consultants and employees.  As of June 17, 2003, options to purchase 1,833,260 ordinary shares were outstanding under the plan. The exercise price of the options granted under the 1996 option plan ranges from $2.25 to $10.50.

          Our board of directors administers our 1996 option plan. Under the 1996 option plan, as amended, options to purchase our ordinary shares may be granted to our and our subsidiaries’ directors, officers, consultants and employees. Our board of directors is empowered, among other things, to designate the grantees, dates of grant, the exercise price of the options and the terms of exercise of the options. Unless determined otherwise by the board, the options generally vest over a three-year period. Unvested options are forfeited upon termination of employment. Under the 1996 option plan, the grantee is responsible for all personal tax consequences of the grant and the exercise of the options. Each option granted under the 1996 option plan is exercisable during a term of ten years from the date of grant of the option. The 1996 option plan will expire on October 6, 2006, except as to options outstanding on that date.

          Options Granted to Employees of One of Our Subsidiaries

          In August 2000, in connection with the purchase of a controlling interest in IntraComp Group Incorporated, we granted to certain employees of IntraComp options to purchase an aggregate of 125,000 of our ordinary shares. All of these options are currently exercisable at an exercise price of $9.625 per share. The options shall expire in August 2010.

          Options Granted to FIMI

          In January 2001, we granted certain funds, creditors of our affiliate, Intercomp, represented by First Israel Mezzanine Investors Ltd., or FIMI, a put option to sell to us promissory notes issued by Intercomp in an aggregate amount of $3.5 million, which may be paid, at our option, in Crystal’s ordinary shares. The number of ordinary shares subject to the option will be calculated based on the average market price of the shares during the 14 trading days prior to the exercise of the option. The option is exercisable during a period of two years commencing on January 31, 2004, or, in certain circumstances, earlier.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     Major Shareholders

          The following table presents information regarding the ownership of our ordinary shares at June 17, 2003 by each person known to us to be the beneficial owner of 5% or more of our ordinary shares.  Except where we indicated otherwise, we believe, based on information furnished by these owners, that the beneficial owners of our shares listed below have sole investment and voting power with respect to the shares.

	Ordinary Shares Beneficially Owned

Name and Address	Number	Percent(1)

Formula Systems (1985) Ltd.(2) 3 Hagalim Boulevard Herzlia 46725, Israel	7,909,491	58. 8%

Aaron Crystal	1,193,700(3)	8.9%

(1)	Percentages in the above table are based on 13,449,009 ordinary shares outstanding as of June 17, 2003, and do not include 1,870,565 ordinary shares that two of our subsidiaries hold.

(2)	Formula owns of record 7,909,491ordinary shares. Messrs. Dan Goldstein and Gad Goldstein have entered into agreements, which require them to vote their ordinary shares (an aggregate of 880,829 shares) as instructed by Formula. These voting agreements have currently no effect since Formula owns the majority of our shares. As a result of these voting agreements, Formula beneficially owns approximately 65.4% of our outstanding shares. Dan Goldstein is chairman of the board and Chief Executive Officer of Formula and owns 20.0% of the outstanding shares of Formula. Gad Goldstein is a director and president of Formula and owns 3.3% of the outstanding shares of Formula. Messrs. Dan and Gad Goldstein are brothers. Based on the foregoing, Dan Goldstein and Gad Goldstein each may be deemed to share with Formula the power to vote and dispose of our ordinary shares beneficially owned by Formula. Each of Dan Goldstein and Gad Goldstein disclaims beneficial ownership of the ordinary shares beneficially owned by Formula.

(3)	Includes 294 shares that Anat Crystal, Mr. Crystal’s spouse, beneficially owns.

          Under our two buy-back programs (as described in “Item 5. Operating and Financial Review and Prospects–Liquidity and Capital Resources”), two of our subsidiaries purchased 1,870,565 of our ordinary shares, as of June 17, 2003. If our subsidiaries purchase additional shares, the percentage of our outstanding shares controlled by Formula would increase.

          In November 2002, we purchased through a share exchange transaction 86% of the outstanding share capital of Liraz. As part of the transaction, we issued to Liraz’s selling shareholders, including Formula, 3,478,624 of our ordinary shares, constituting an aggregate of 26% of our outstanding share capital. Of these shares, we issued to Formula 2,343,113 ordinary shares.   As of June 17, 2003, we had 13,449,009 ordinary shares issued and outstanding, excluding 1,870,565 ordinary shares that two of our subsidiaries hold. All of our ordinary shares have equal voting rights. However, under applicable Israeli law, the shares held by our subsidiaries have no voting rights and, therefore, are excluded from the number of our outstanding shares.

          As of June 17, 2003, there were 40 record holders of our ordinary shares. Of these record holders, 26 holders had mailing addresses in the United States owning an aggregate of approximately 36% of our outstanding ordinary shares, excluding the shares that our subsidiaries hold.

B.     Related Party Transactions

          Management Agreement with Formula

          On January 1, 1996, we signed a letter agreement with Formula pursuant to which Formula provides us with administrative and management support, including business and marketing consulting services and identification of strategic partners and investors. Pursuant to the letter agreement, we pay to Formula in return for its services, a management fee equal to 3% of our revenues, up to a maximum of $180,000 per year. The amount of management fee was negotiated between us and Formula in 1996 when we initially entered into the management agreement. We pay the management fee to Formula in installments at the end of each quarter. For the year ended December 31, 2001, we paid to Formula under this agreement a management fee of $180,000.  In addition, we reimburse Formula from time to time for expenses Formula incurred on our behalf.

          Registration Rights Agreement, Voting Agreements

          In 1997, we entered into a registration rights agreement with Formula, Dan Goldstein, Gad Goldstein, Aaron Crystal and Dori Breiman, or collectively, the holders. Under this registration rights agreement, the holders have certain registration rights with respect to their ordinary shares, beginning January 31, 1998.  We have agreed that, beginning January 31, 1998, at the request of the holders of a majority of the shares held by the persons and entities who signed the agreement, and on no more than two occasions, we will file a registration statement under the Securities Act for an offering of their shares with respect to which registration is requested. In addition, if we otherwise propose to register our ordinary shares under the Securities Act, these holders may request that we register their shares as well, subject to certain limitations. We shall bear all fees and expenses in connection with the registration, except that the holders will pay all fees and expenses of their own counsel and all underwriting discounts and commissions relating to their shares.

          Messrs. Dan Goldstein and Gad Goldstein have entered into voting agreements which require them to vote their ordinary shares as instructed by Formula. These voting agreements have currently no effect since Formula owns the majority of our ordinary shares.

          Purchase of LetMeKnow Shares and Polyglot Shares by Formula Vision

          In September 2001, we entered into an agreement with Formula Vision Technologies (F.V.T.) Ltd., pursuant to which we sold to Formula Vision our entire shareholdings in LetMeKnow Ltd. and Polyglot Ltd., for aggregate consideration of $1.5 million. The consideration was determined in negotiations between the parties, and reflects in our opinion the fair price of the sold shares in each of the companies. In addition, we transferred to Formula Vision our undertakings in connection with convertible loans in an aggregate of $400,000 and guarantees of $600,000 extended to LetMeKnow, and a shareholders’ loan of $82,000 and guarantees of up to $1.1 million extended to Polyglot. As a result, we were released from all of our obligations in connection therewith. In connection with this transaction, Formula Vision has granted us an option, exercisable within three years from the date of closing, to purchase up to 10% of the shares sold to Formula Vision, at the same purchase price set out in the agreement between the parties. This transaction is considered a related party transaction since Dan and Gad Goldstein serve as directors of Formula Vision and of our company.

          Purchase of Liraz Shares from Formula

          In November 2002, as part of our strategy to focus on our main business line, we purchased from Formula and certain other shareholders of Liraz, an 86% controlling interest in Liraz, in a share exchange transaction. Under this transaction, Formula sold to us its entire 57.9% interest in Liraz in consideration for Crystal ordinary shares representing 26% of Crystal outstanding share capital. The exchange ratio was negotiated between the parties and was set at 1:1.67. Our audit committee and our board of directors received a fairness opinion from a financial advisor, pursuant to which, as of the date of the agreement, the exchange ratio agreed between the parties was determined to be fair from a financial point of view, to us, which we believe reflects a fair ratio between the values of the two companies.

          For additional information regarding this transaction, see “Item 4.B. Business Overview-Strategy” and “Item 7.B. Related Party Transactions.”

          Purchase of Alphatec Shares from Intercomp

          In December 2003, we purchased from Intercomp a 65% controlling interest in Alphatech (2000) Srl. for an aggregate consideration of $100,000. The amount of consideration was negotiated between the parties. Alphatech, a company incorporated in Romania, provides software development services.  Alphatech employs 40 employees, of which 35 are professional software engineers.

          Transactions between Us and Our Chief Executive Officer

          Mr. Kilman, in his former position as Liraz’s chairman of the board of directors was granted by Liraz in May 2002 a loan of approximately $200,000, linked to the Israeli consumer price index, and bearing an annual interest at a rate of 4%. Under the terms of the loan, the loan should be repaid to Liraz in four equal annual installments, but no later than termination of Mr. Kilman’s employment. Mr. Kilman pledged in favor of Liraz 200,000 Liraz’s shares he owned as a security for repayment of the loan. Following the share exchange transaction, Mr. Kilman replaced the pledged shares with 119,760 Crystal shares.

C.     Interest of Expert and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.     Consolidated Statements and Other Financial Information

          Financial Statements

          The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

          Legal Proceedings

          We are not involved in any material legal proceedings. We are also not involved in any proceedings in which any of our directors, members of our senior management or any of our affiliates is either a party adverse to us or to our subsidiaries or has a material interest adverse to us or to our subsidiaries.

          Dividend policy

          We have never declared or paid dividends to our shareholders and we do not intend to pay dividends in the future. We anticipate that we will retain all of our future earnings for use in the expansion and operation of our business.

B.     Significant Changes

          Except as otherwise disclosed in this annual report, there has been no material change in our financial position since December 31, 2002.

ITEM 9. THE OFFER AND LISTING

A.     Offer and Listing Details

          The following table shows the high and low closing price for our ordinary shares on the Nasdaq National Market for the periods indicated.

Calendar Period	Closing Price Per Share

	High	Low

	(in $)
1998	26.50	6.00
1999	18.69	6.56
2000	19.50	5.63
2001	8.69	2.05
First Quarter	8.69	5.00
Second Quarter	5.50	3.87
Third Quarter	4.18	2.05
Fourth Quarter	3.80	2.05
2002	4.15	2.00
First Quarter	4.15	3.50
Second Quarter	4.00	2.80
Third Quarter	3.00	2.24
Fourth Quarter	2.38	2.00
2003
First Quarter	2.41	2.10
January	2.41	2.10
February	2.30	2.10
March	2.41	2.21
April	2.55	2.18
May	2.7	2.51
June (through June 16)	3.1	2.64

          The following table shows the high and low closing price for our ordinary shares on the TASE for the periods indicated.

Calendar Period	Closing Price Per Share

	High	Low

	(in NIS)
2001
First Quarter (from January 21)	35.70	23.37
Second Quarter	23.40	17.00
Third Quarter	15.78	14.43
Fourth Quarter	14.99	10.50
2002	20.10	8.01
First Quarter	20.10	14.99
Second Quarter	19.00	19.00
Third Quarter	19.00	8.01
Fourth Quarter	12.00	12.00
2003
First Quarter	12.00	11.49
January	12.00	12.00
February	12.00	12.00
March	12.00	11.49
April	11.74	11.49
May	11.74	11.74
June (through June 16)	13.00	11.74

B.   Plan of Distribution

Not applicable.

C.     Markets

          Our ordinary shares have been traded in the United States on the Nasdaq National Market since our initial public offering on January 30, 1997 and were not publicly traded prior to this date. The symbol on the Nasdaq National Market for our ordinary shares is CRYS. On January 21, 2001 we listed our ordinary shares for trading also in the Tel-Aviv Stock Exchange, or the TASE.

D.     Selling Shareholders

Not applicable

E.     Dilution

Not applicable

F.     Expenses of the Issue

Not applicable

ITEM 10. ADDITIONAL INFORMATION

A.     Share Capital

Not applicable

B.     Memorandum and Articles of Association

          We are registered with the Israeli Companies Register under the number 52-004306-8. Our objects are specified in our memorandum of association. These objects include:

•	operating within the field of informational and computer systems;
•	providing management, consulting and sale services for computers, computer equipment, software for computers and for information systems;

•	the business of systems analysis, systems programming and computer programming; and
•	establishing facilities for instruction and training for computers and digital systems.

          Description of Our Share Capital

          Our company share capital consists of ordinary shares. Our articles of association do not restrict in any way the ownership of our ordinary shares by non-residents, except that these restrictions may exist with respect to citizens of countries that are in a state of war with Israel.

          Transfer of Shares

          Fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by another instrument.

          Modification of Class Rights

          Under our articles of association, the rights attached to any class unless otherwise provided by the terms of the class, including voting, rights to dividends and the like, may be varied by adoption of the necessary amendment to the articles of association, provided that the affected shareholders approve the change by a class meeting in which a simple majority of the voting power of the class represented at the meeting and voting on the matter approves the change.

          Dividend Rights and Liquidation Rights

          We may declare a dividend to be paid to the holders of ordinary shares according to their rights and interests in our profits. We may pay the dividend as an allotment of shares or a distribution of assets. If we do decide to issue dividends by an allotment of shares at a price lower than the nominal value of those shares, we must convert a portion of our profits or any other source of equity to share capital in an amount equal to the difference between the nominal value of the shares and the price paid in the dividend.  If dividends remain unclaimed for seven years from the date we declared the dividend, they lapse and revert back to us. In case of liquidation, after satisfying liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to their holdings. This right may be affected by the grant of a preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

          Redemption provisions

          In accordance with our articles of association, we may issue redeemable shares and accordingly redeem those shares. Our board may attach to redeemable shares the attributes of shares, including voting rights and the right to participate in profits.

          Voting, Shareholder Meetings and Resolutions

          Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to the vote of shareholders. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

          We must hold an annual general meeting once a year with a maximum period of fifteen months between the meetings. All other meetings of shareholders other than annual general meetings are considered special general meetings. Our board of directors may, whenever it decides it is appropriate, and shall, within 21 days after receiving a written demand from one director or from one or more shareholders representing at least 10% of the outstanding share capital and 1% of the voting power, call a special general meeting.  The quorum required for a general meeting of shareholders consists of two or more holders present in person or by proxy who hold or represent at least 35% of the voting power. A meeting adjourned for a lack of a quorum generally is adjourned to the same day in the following week at the same time and place or to another later time if such time is specified in the original notice convening the general meeting or if we give notice to the shareholders of another time at least 72 hours before the date fixed for the adjourned meeting. At the reconvened meeting, if a quorum is not present within half an hour from the time appointed for holding the meeting, the required quorum will consist of two shareholders present in person or by proxy.

          Under the Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority, except in certain circumstances provided for under the Companies Law, which require a majority of at least 75% of the shares present at the meeting. In accordance with the Companies Law, all shareholders meetings require prior notice of at least 21 days.

          Under the Companies Law, a shareholder has a duty to act in good faith towards the company in which he holds shares and towards other shareholders and to refrain from abusing his power in the company including voting in the general meeting of shareholders on:

•	any amendment to the articles of association
•	an increase of the company’s authorized share capital
•	a merger; or
•	approval of some of the acts and transactions which require shareholder approval.

          A shareholder has the general duty to refrain from depriving rights of other shareholders. Any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder that, under the provisions of the articles of association, has the power to appoint an office holder in the company, is under a duty to act in fairness towards the company. The Companies Law does not describe the substance of this duty.

          Election of Directors

          Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of ordinary shares that represent more than 50% of the voting power represented at a shareholders meeting have the power to elect all of our directors, other than the outside directors which are appointed by a special majority of shareholders. For a summary of those provisions in our articles of association with respect to the directors, see “Item 6. Directors, Senior Management and Employees.”

          Anti-Takeover Provisions; Mergers and Acquisitions under Israeli Law

          Mergers

          The Companies Law includes provisions that allow a merger transaction and requires that each company that is party to a merger approve the transaction by its board of directors and a vote of the majority of its shares voting on the proposed merger at a shareholders’ meeting called on at least 21 days’ prior notice. In determining whether a majority has approved the merger, shares held by the other party to the merger or any person holding at least 25% of the other party to the merger are excluded from the vote. The Companies Law does not require court approval of a merger other than in specified situations. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 70 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli registrar of companies.

          Tender Offers

          The Companies Law also provides that an acquisition of shares of a public company on the open market must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company. The rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder, unless there is a 50% shareholder of the company. These rules do not apply if the acquisition is made by way of a merger as opposed to a tender offer. Regulations adopted under the Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the law in the country in which the shares are traded, including the rules and regulations of the stock exchange on which the shares are traded, there is either a limitation on acquisition of any level of control of the company, or the acquisition of any level of control requires the purchaser to do so by means of a tender offer to the public. The Companies Law also provides that if following any acquisition of shares, the acquirer holds 90% or more of the company’s shares or of a class of shares, the acquisition must be made by means of a tender offer for all the target company’s shares or all the shares of the class, as applicable. An acquirer who wishes to eliminate all minority shareholders must do so by way of a tender offer and acquire 95% of all shares not held by or for the benefit of the acquirer before the acquisition. If, however, the tender offer to acquire 95% is not successful, the acquirer may not acquire shares tendered if by doing so the acquirer would own more than 90% of the shares of the target company.

C.       Material Contracts

          We consider the agreements related to the acquisition of Liraz’s shares and our investments in Mainsoft Corporation, IntraComp Group Inc. and Intercomp Ltd. as material contracts. For a summary of the terms of these investments, see “Item 4.B. Business Overview-Strategy.”

D.       Exchange Controls

          Under current Israeli regulations, we may pay dividends or other distributions in respect of our ordinary shares either in non-Israeli or Israeli currencies. If we make these payments in Israeli currency, they will be freely transferred in non-Israeli currencies at the rate of exchange prevailing at the time of conversion.  Because exchange rates between the NIS and the dollar fluctuate continuously, a U.S. shareholder will be subject to the risk of currency fluctuations between the date when we declare NIS-denominated dividends and the date when we pay them in NIS. See “Item 3.D. Risk Factors.”

          Non-residents of Israel may freely hold and trade our securities pursuant to the general permit issued under the Israeli Currency Control Law, 1978.  Neither our memorandum of association nor the laws of the State of Israel restrict in any way the ownership of our ordinary shares by non-residents, except that these restrictions may exist with respect to citizens of countries which are in a state of war with Israel.

E.       Taxation

          Israeli Taxation

          The following is general information regarding Israeli tax laws to which U.S. and other non-Israeli shareholders may be subject. It does not cover all possible tax considerations and therefore you should not rely on this information as legal or professional tax advice. You should consult your own tax advisor as to the particular tax consequences of an investment in our ordinary shares including the effects of applicable Israeli or foreign or other tax laws and possible changes in the tax laws.

          To the extent that the discussion is based on legislation yet to be judicially or administratively interpreted, we cannot assure you that the views we express herein will accord with any such interpretation in the future.

          On January 1, 2003 Israel’s tax laws had undergone a significant tax reform (Amendment 132 to Israel’s Income Tax Ordinance (New Version) - 1961), referred to as the New Law. The underlying principle of the New Law is to broaden the categories of taxable income, and reduce the tax rates imposed on employment income. Under the New Law, individual shareholders (which are not subject to the provisions of the Inflationary Adjustments Law), selling our ordinary shares shall be subject to a 15% tax rate on any capital gain accrued after January 1, 2003. Under the New Law, foreign residents will continue to be exempt from capital gains tax on sale of traded securities of Israeli companies.  The foregoing does not apply to companies which are subject to Chapter II of the Income Tax (Inflationary Adjustments) Law, 1985. In general, Chapter II of the Inflationary Adjustments Law applies to all Israeli companies, except for companies which comply with all of the following: (i) they do not generate any business income; (ii) they do not apply for a deduction of financing expenses; and (iii) they are held only by individuals. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income.

          Pursuant to the convention between the Government of the United States of America and the Government of Israel with respect to taxes on income (the U.S.-Israel tax treaty), the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the United States under the treaty and who is entitled to claim the benefits afforded to him by the treaty, will generally not be subject to Israeli capital gains tax. This exemption shall not apply to a person who held, directly or indirectly, shares representing 10% or more of the voting power in our company during any part of the 12-month period preceding the sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of our shares by a U.S. resident qualified under the treaty, who held, directly or indirectly, shares representing 10% or more of the voting power in our company at any time during the preceding 12-month period would be subject to Israeli tax, to the extent applicable; however, under the treaty, this U.S. resident would be permitted to claim a credit for these taxes against the U.S. income tax with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

          Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel or received in Israel. These sources of income include passive income like dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares (stock dividends) we generally withhold at source income tax at a rate of 25%, unless a different rate applies under a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel tax treaty, the maximum tax on dividends paid to a holder of our ordinary shares who is a resident of the United States will be 25% or 12.5% if the holder is a company which holds, directly or indirectly, shares representing 10% or more of the voting power in our company during any part of the 12-month period preceding the date of payment of the dividend. However, under the Law for the Encouragement of Capital Investments, 1959 (the Investments Law), dividends generated by an approved enterprise are taxed at the rate of 15%.

          United States Federal Income Tax Considerations

          Subject to the limitations described herein, this discussion summarizes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to a U.S. holder.  A U.S. holder is a holder of our ordinary shares who is:

•	an individual citizen or resident of the U.S.;
•	a corporation (or another entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which may be included in gross income for U.S. federal income tax purposes regardless of its source; or
•

a trust (i) if, in general, a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

          Unless otherwise specifically indicated, this discussion does not consider the U.S. tax consequences to a person that is not a U.S. holder and considers only U.S. holders that will own the ordinary shares as capital assets.

          This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, referred to as the Code, current and proposed Treasury regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances.  In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers or who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares, U.S. holders holding the ordinary shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, insurance companies, tax-exempt organizations, financial institutions and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the tax treatment of persons who hold the ordinary shares through a partnership or other pass-through entity is not considered, nor is the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws.

          You are advised to consult your tax advisor with respect to the specific U.S. federal, state, local and foreign income tax consequences to you of purchasing, holding or disposing of our ordinary shares.

Taxation on Distributions on the Ordinary Shares

          We have never paid dividends, and currently do not intend to pay dividends in the future.  If we make distributions in the future, the amount of the distribution with respect to the ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any Israeli taxes withheld as described above under “Taxation-Israeli Taxation.” A distribution paid by us with respect to the ordinary shares to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes.  Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15%), provided that such dividends meet the requirements of “qualified dividend income.”  Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates.  No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share or with respect to which the dividend was paid for less than 61 days during the 120-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid.  If we were to be a “passive foreign investment company,” a “foreign personal holding company” or a “foreign investment company” (as such terms are defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends.  In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do; in such case the dividend will be taxed at ordinary income rates.

          The amount of any distribution which exceeds the amount treated as a dividend will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis in its ordinary shares to the extent thereof, and then as capital gain from the deemed disposition of the ordinary shares. Corporate holders will not be allowed a deduction for dividends received in respect of the ordinary shares.

          Dividends paid by us in NIS will be included in the income of U.S. holders at the dollar amount of the dividend (including any Israeli taxes withheld therefrom), based upon the spot rate of exchange in effect on the date of the distribution. U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that dollar value. Any subsequent gain or loss in respect of the NIS arising from exchange rate fluctuations will generally be taxable as U.S. source ordinary income or loss.

          Subject to the limitations set forth in the Code and the Treasury regulations thereunder, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the Israeli income tax withheld from dividends received in respect of the ordinary shares. The limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us will be foreign source “passive income” for U.S. foreign tax credit purposes or, in the case of a financial services entity, “financial services income.” U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the Israeli income tax withheld. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit.  A U.S. holder will be denied a foreign tax credit for Israeli income tax withheld from a dividend received on the ordinary shares (i) if the U.S. holder has not held the ordinary shares for at least 16 days of the 30 day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend or (ii) to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property.  Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16 day holding period.  Distributions of current or accumulated earnings and profits will be foreign source passive income for U.S. foreign tax credit purposes.

Taxation on Disposition of the Ordinary Shares

          Subject to the discussion below under “Tax Consequences if We are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in the ordinary shares.  The gain or loss recognized on the disposition will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the disposition.  Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

          A U.S. holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale as of the date that the sale settles.  However, a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss.  A U.S. holder may avoid realizing foreign currency gain or loss by electing to use the settlement date to determine the proceeds of sale for purposes of calculating the foreign currency gain or loss.  In addition, a U.S. holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into dollars after the settlement date or trade date (whichever date the U.S. holder is required to use to calculate the value of the proceeds of sale) will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

Tax Consequences if We are a Passive Foreign Investment Company

          We will be a passive foreign investment company, or PFIC, if either (1) 75% or more of our gross income in a taxable year is passive income; or (2) 50% or more of the value, determined on the basis of a quarterly average, of our assets in a taxable year are held for the production of passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s income. If we are a PFIC, a U.S. holder must determine under which of three alternative taxing regimes it wishes to be taxed:

•

The “QEF” regime applies if the U.S. holder elects to treat us as a  “qualified electing fund” (“QEF”) for the first taxable year in which the U.S. holder owns our ordinary shares or in which we are a PFIC, whichever is later, and if we comply with certain reporting requirements.  If the QEF regime applies, then each year that we are a PFIC such U.S. holder will include in its gross income a proportionate share of the our ordinary earnings (which is taxed as ordinary income) and net capital gain (which is taxed as long-term capital gain), subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge.  These amounts would be included in income by an electing U.S. holder for its taxable year in which our taxable year ends, whether or not such amounts are actually distributed to the U.S. holder.  A U.S. holder’s basis in our ordinary shares for which a QEF election has been made would be increased to reflect the amount of any taxed but undistributed income.  Generally, a QEF election allows an electing U.S. holder to treat any gain realized on the disposition of his ordinary shares as capital gain.

Once made, the QEF election applies to all subsequent taxable years of the U.S. holder in which it holds our ordinary shares and for which we are a PFIC, and can be revoked only with the consent of the Internal Revenue Service.  The QEF election is made by attaching a completed Internal Revenue Service Form 8621, including the PFIC annual information statement, to a timely filed United States federal income tax return.  Even if a QEF election is not made, a U.S. person who is a shareholder in a PFIC must file a completed Internal Revenue Service Form 8621 every year.

If a QEF election is made after the first taxable year in which a U.S. holder holds our ordinary shares and we are a PFIC, then special rules would apply.

•

A second regime, the “mark-to-market” regime, may be elected so long as our ordinary shares are publicly traded.  Pursuant to this regime, an electing U.S. holder’s ordinary shares are marked-to-market each year and the U.S. holder recognizes as ordinary income or loss an amount equal to the difference as of the close of the taxable year between the fair market value of our ordinary shares and the U.S. holder’s adjusted tax basis therein.  Losses are allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years.  An electing U.S. holder’s adjusted basis in our ordinary shares is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election.

Under the mark-to-market election, gain on the sale of our ordinary shares is treated as ordinary income, and loss on the sale of our ordinary shares, to the extent the amount of loss does not exceed the net mark-to-market gain previously included, is treated as ordinary loss.  The mark-to-market election applies to the tax year for which the election is made and all later tax years, unless the ordinary shares cease to be marketable or the Internal Revenue Service consents to the revocation of the election.

If the mark-to-market election is made after the first taxable year in which a U.S. holder holds our ordinary shares and we are a PFIC, then special rules would apply.

•

A U.S. holder making neither the QEF election nor the mark-to-market election is subject to the “excess distribution” regime.  Under this regime, “excess distributions” are subject to special tax rules.  An excess distribution is either (1) a distribution with respect to ordinary shares that is greater than 125% of the average distributions received by the U.S. holder from us over the shorter of either the preceding three years or such U.S. holder’s holding period for our ordinary shares, or (2) 100% of the gain from the disposition of our ordinary shares.

          Excess distributions must be allocated ratably to each day that a U.S. holder has held our ordinary shares.  A U.S. holder must include amounts allocated to the current taxable year in its gross income as ordinary income for that year.  All amounts allocated to prior years of the U.S. holder would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The U.S. holder also would be liable for interest on the deferred tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A U.S. holder that is an individual is not allowed a deduction for interest on the deferred tax liability.  The portions of gains and distributions that are not characterized as “excess distributions” are subject to tax in the current year under the normal tax rules of the Code.

          A U.S. person who inherits shares in a foreign corporation that was a PFIC in the hands of the decedent (who did not make either of the elections described above), is denied the otherwise available step-up in the tax basis of such shares to fair market value at the date of death.  The U.S. person steps into the shoes of the decedent and will be subject to the rules described above.

          We believe that in 2002 we were not a PFIC and currently we expect that we will not be a PFIC in 2003.  However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the value of our assets and the amount and type of our gross income.  Therefore, there can be no assurance that we will not become a PFIC for the current fiscal year ending December 31, 2003 or in a future year.  We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes or to “mark to market” the ordinary shares or to become subject to the “excess distribution” regime.

          U.S. holders are urged to consult their tax advisors regarding the application of the PFIC rules, including eligibility for and the manner and advisability of making, the QEF election or the mark-to-market election.

Information Reporting and Backup Withholding

          A U.S. holder generally is subject to information reporting and may be subject to backup withholding at rate of up to 28% with respect to dividend payments and receipt of the proceeds from the disposition of the ordinary shares. Backup withholding will not apply with respect to payments made to exempt recipients, including corporations and tax-exempt organizations, or if a U.S. holder provides a correct taxpayer identification number (or certifies that he has applied for a taxpayer identification number), certifies that such holder is not subject to backup withholding or otherwise establishes an exemption. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder, or alternatively, the U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the Internal Revenue Service.

Non-U.S. holders of Ordinary Shares

          Except as provided below, a non-U.S. holder of ordinary shares (except certain former U.S. citizens and long-term residents of the United States) will not be subject to U.S. federal income or withholding tax on the receipt of dividends on, and the proceeds from the disposition of, an ordinary share, unless that item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has an income tax treaty with the United States, that item is attributable to a permanent establishment in the United States or, in the case of an individual, a fixed place of business in the United States. In addition, gain recognized by an individual non-U.S. holder will be subject to tax in the United States if the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and other conditions are met.

          Non-U.S. holders will not be subject to information reporting or backup withholding with respect to the payment of dividends on ordinary shares unless the payment is made through a paying agent, or an office of a paying agent, in the United States. Non-U.S. holders will be subject to information reporting and backup withholding at a rate of up to 28% with respect to the payment within the United States of dividends on the ordinary shares unless the holder provides its taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

          Non-U.S. holders will be subject to information reporting and backup withholding at a rate of up to 28% on the receipt of the proceeds from the disposition of the ordinary shares to, or through, the United States office of a broker, whether domestic or foreign, unless the holder provides a taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption. Non-U.S. holders will not be subject to information reporting or backup withholding with respect to the receipt of proceeds from the disposition of the ordinary shares by a foreign office of a broker; provided, however, that if the broker is a U.S. person or a “U.S. related person,” information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its records of the non-U.S. holder’s foreign status or the non-U.S. holder certifies to its foreign status under penalties of perjury or otherwise establishes an exemption. For this purpose, a “U.S. related person” is a broker or other intermediary that maintains one or more enumerated U.S. relationships. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a non-U.S. holder, or alternatively, the non-U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the Internal Revenue Service.

F.       Dividend and Paying Agents

Not applicable.

G.       Statement by Agents

Not applicable.

H.       Documents on Display

          We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligation with respect to such requirements by filing reports with the Securities and Exchange Commission.  You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549.  Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates.  Please call the Securities and Exchange Commission at l-800-SEC-0330 for further information on the public reference room.

          As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.  A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

I.       Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          In light of the nature of our activities, we invest our cash and cash equivalents, in short-term time deposits.  As of December 31, 2002, we invested substantially all of the cash we held in dollars and euro currency accounts. Fluctuations in foreign currency exchange rates, such as euro or NIS versus the dollar may have a negative impact on our operating results and financial condition. Depending upon the circumstances, we will consider entering into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar versus any other applicable foreign currencies.

          We do not engage in currency speculation. We do not hold nor have we issued any derivatives or other financial instruments for trading purposes.  We include the gains and losses on these transactions in the statement of operations in the period in which the changes in the exchange rates occur.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

P A R T   II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

          (a) Within 90 days prior to the filing date of this Annual Report on Form 20-F, we have carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in assuring that all material information relating to our company is made known to them.

          (b) There have been no significant changes in our internal controls or in other factors, which could significantly affect the internal controls subsequent to the date of their evaluation.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B. CODE OF ETHICS

Not applicable.

P A R T  III

ITEM 17. FINANCIAL STATEMENTS

          We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

          The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.

1.1	Memorandum of Association*

1.2	Articles of Association as amended on January 15, 2001**

4.1	Cooperation agreement dated August 10, 1999, between ForSoft Ltd. and the Registrant (English summary accompanied by Hebrew original) ***

4.2	Agreement dated December 10, 1999, between the Registrant and Mainsoft Corporation****

4.3	Agreement dated June 2, 2000, among the Registrant, the owners of all of the issued and outstanding common stock of IntraComp Group Incorporated and IntraComp Group Incorporated****

4.4	Agreement dated June 12, 2003, among the Registrant, the owners of all of the issued and outstanding common stock of IntraComp Group Incorporated and IntraComp Group Incorporated

4.5

Agreement dated January 11, 2001 among the Registrant, the Israel Mezzanine Fund L.P., The Israel Mezzanine Fund, The Jordan (Bermuda) Investment Company Ltd. and First Israel Mezzanine Investors Ltd.**

4.6	Share Exchange Agreement dated October 13, 2002 among the Registrant, Formula Systems (1985) and certain shareholders of Liraz Systems Ltd.

4.7	The 1996 Share Option Plan – Part One, as amended on January 28, 1997, December 5, 1999, December 18, 2000 and December 26, 2000**

8	List of Subsidiaries

Exhibit No.

10.1	Consent of BDO Ziv & Haft

10.2	Certification of the Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act

10.3	Certification of the Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act

*     Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-6208).
**  Incorporated by reference to the Registrant annual report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2001.
***  Incorporated by reference to the Registrant annual report on Form 20-F filed with the Securities and Exchange Commission on June 28, 2002.
****  Incorporated by reference to the Registrant annual report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2000.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CRYSTAL SYSTEMS SOLUTIONS LTD.
(Registrant)

By:	/s/ Iris Yahal

Iris Yahal
Chief Financial Officer

Date: June 19, 2003

CERTIFICATIONS

I, Arie Kilman, certify that:

1.	I have reviewed this annual report on Form 20-F of Crystal Systems Solutions Ltd;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

	c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

	b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 19, 2003

/s/ Arie Kilman

Arie Kilman Chief Executive Officer

CERTIFICATIONS

I, Iris Yahal, certify that:

1.	I have reviewed this annual report on Form 20-F of Crystal Systems Solutions Ltd;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

	c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

	b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 19, 2003

/s/ Iris Yahal

Iris Yahal
Chief Financial Officer

CRYSTAL SYSTEMS SOLUTIONS LTD.

(An Israeli corporation)

2002 Annual Report

CRYSTAL SYSTEMS SOLUTIONS LTD.

(An Israeli Corporation)

2002 CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars ($).

Independent Auditors’ Report

To the Shareholders of

CRYSTAL SYSTEMS SOLUTIONS LTD.

We have audited the accompanying consolidated balance sheets of Crystal Systems Solutions Ltd. (the “Company”) and its subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2001, and the related consolidated results of its operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

Tel-Aviv, Israel

March 4, 2003

except for Notes 2A, 2B, 2E, 2F, 2I and 17

as to which the date is June 16, 2003

/s/ BDO Ziv Haft

BDO Ziv Haft

Certified Public Accountants (Isr.)

CRYSTAL SYSTEMS SOLUTIONS LTD.

(An Israeli Corporation)

CONSOLIDATED BALANCE SHEETS

	December 31,

	2002	2001

	(in thousands)
ASSETS
CURRENT ASSETS (Note 13):
Cash and cash equivalents	$15,306	$9,374
Marketable securities	640	574
Trade accounts receivable (Note 15A1)	10,811	12,171
Other current assets (Note 15A2)	2,924	2,253

Total current assets	29,681	24,372

INVESTMENTS IN AFFILIATES AND OTHER COMPANIES (Note 3)	3,475	8,053

FIXED ASSETS (Note 4, 15A3):
Cost	11,173	9,799
Less - accumulated depreciation	7,601	6,449

	3,572	3,350

GOODWILL (Note 5)	44,695	14,737

CAPITALIZED SOFTWARE DEVELOPMENT COSTS AND OTHER (Note 6)	6,058	4,155

Total assets	$87,481	$54,667

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES (Note 13):
Short-term bank credit (Note 7)	$7,473	$2,280
Accounts payable and accruals:
Trade	3,738	4,527
Deferred revenue	3,094	—
Other (Note 15A4)	13,884	6,930
Restructuring accrual	182	734

Total current liabilities	28,371	14,471

LONG-TERM LIABILITIES:
Accrued severance pay, net (Note 8)	931	702
Provision for losses in formerly-consolidated subsidiary (Note 9)	2,512	—
Loans from banks (Note 10)	2,652	281

Total long-term liabilities	6,095	983

MINORITY INTEREST	6,294	3,956

COMMITMENTS AND CHARGES (Note 11)
SHAREHOLDERS’ EQUITY (Note 12):
Share capital - ordinary shares of NIS 0.01 par value (authorized - December 31, 2002 and 2001 - 30,000,000 shares; issued and outstanding: December 31, 2002 - 13,449,009 shares; December 31, 2001 - 9,984,850 shares)	30	23
Capital surplus	54,329	41,131
Accumulated other comprehensive income	1,781	—
Loans against exercise of options	—	(346)
Retained earnings	5,289	8,919

	61,429	49,727

Cost of 1,870,565 Company shares held by subsidiaries
(December 31, 2001 - 1,766,100 shares)	(14,708)	(14,470)

Total shareholders’ equity	46,721	35,257

Total liabilities and shareholders’ equity	$87,481	$54,667

The accompanying notes are an integral part of the financial statements.

CRYSTAL SYSTEMS SOLUTIONS LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,

	2002	2001	2000

	(in thousands, except per share amounts)

Revenues (Note 15B1)	$36,668	$38,438	$49,245
Cost of revenues	15,220	17,722	20,065

Gross profit	21,448	20,716	29,180
Software development costs	7,387	8,868	9,487
Selling, general and administrative expenses	13,245	19,794	17,461
Goodwill impairment, restructuring costs and non-recurring expenses (Note 15B2)	472	4,467	—

Operating income (loss)	344	(12,413)	2,232
Financial income (expenses), net (Note 15B4)	(195)	(62)	1,370
Gain on realization of shareholdings (Note 15B5)	—	693	2,444
Other income (expenses), net (Note 15B6)	(1,581)	(2,649)	66

Income (loss) before taxes on income	(1,432)	(14,431)	6,112
Income tax expense (Note 14)	160	115	184

	(1,592)	(14,546)	5,928
Equity in losses of affiliated companies, net	(1,336)	(1,304)	(1,114)
Minority interest	(702)	863	(1,700)

Net income (loss)	$(3,630)	$(14,987)	$3,114

Earnings (loss) per share (Note 15C):
Basic	$(0.35)	$(1.52)	$0.31

Diluted	$(0.35)	$(1.52)	$0.30

Weighted average number of shares outstanding (Note 15C):
Basic	10,517	9,872	10,149

Diluted	10,517	9,872	10,363

The accompanying notes are an integral part of the financial statements

CRYSTAL SYSTEMS SOLUTIONS LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share Capital		Capital Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Loans Against Exercise of Options	Cost of Company Shares Held by Subsidiaries	Total

	Number of Shares	Amount

	(in thousands, except shares)

Balance at January 1, 2000	9,911,760	$21	$37,513	$-	$20,792	$-	$(10,582)	$47,744
Changes during 2000:
Net income	-	-	-	-	3,114	-	-	3,114
Exercise of underwriters’ warrants	9,390	-	113	-	-	-	-	113
Exercise of employee share options	404,650	2	2,588	-	-	-	-	2,590
Tax benefit relating to employee options exercised	-	-	418	-	-	-	-	418
Purchase of treasury stock	(316,700)	-	-	-	-	-	(2,570)	(2,570)

Balance at December 31, 2000	10,009,100	23	40,632	-	23,906	-	(13,152)	51,409

Changes during 2001:
Net loss	-	-	-	-	(14,987)	-	-	(14,987)
Exercise of employee share options	181,850	-	499	-	-	(346)	-	153
Purchase of treasury stock	(206,100)	-	-	-	-	-	(1,318)	(1,318)

Balance at December 31, 2001	9,984,850	23	41,131	-	8,919	(346)	(14,470)	35,257

Changes during 2002:
Components of comprehensive income:
Net loss	-	-	-	-	(3,630)	-	-	(3,630)
Currency translation adjustments	-	-	-	1,781	-	-	-	1,781

Total comprehensive loss								(1,849)

Repayment of loans granted against exercise of options	-	-	-	-	-	346	-	346
Exercise of employee share options	90,000	-	321	-	-	-	-	321
Purchase of treasury stock	(104,465)	-	-	-	-	-	(238)	(238)
Issuance of shares (Note 2F)	3,478,624	7	12,877	-	-	-	-	12,884

Balance at December 31, 2002	13,449,009	$30	$54,329	$1,781	$5,289	$-	$(14,708)	$46,721

The accompanying notes are an integral part of the financial statements.

CRYSTAL SYSTEMS SOLUTIONS LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,

	2002	2001	2000

	(in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(3,630)	$(14,987)	$3,114
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Minority interest in earnings (losses) of consolidated subsidiaries	702	(863)	1,700
Equity in losses of affiliated companies, net	1,481	1,080	1,114
Depreciation and amortization	2,774	6,029	2,893
Increase (decrease) in accrued severance pay, net	(214)	(116)	130
Loss (gain) from sale of fixed assets	37	149	(67)
Gain on realization of shareholdings and expiration of options	(84)	(693)	(2,444)
Write-down of loans to an investee	—	2,500	—
Write-down of shareholdings in an investee	1,800	—	—
Change in value of long term-loans and liabilities	(92)	(4)	(4)
Tax benefit relating to employee options exercised	—	—	418
Deferred taxes	50	(340)	(110)
Changes in operating assets and liabilities:
Decrease in marketable securities	60	4,500	2,975
Decrease (increase) in trade receivables	3,965	8,313	(7,102)
Decrease (increase) in other current assets	1,205	1,409	(1,748)
Increase (decrease) in trade payables	(3,422)	1,341	(222)
Increase (decrease) in other accounts payable	(1,830)	(1,203)	199

Net cash provided by operating activities	2,802	7,115	846

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(823)	(878)	(1,791)
Proceeds from sale of fixed assets	278	231	176
Investment in and loans to affiliated and other companies	(2,999)	(4,714)	(3,828)
Repayment of loans to affiliated and other companies	—	933	632
Proceeds from sale of investments in and loans to affiliated companies	—	1,960	—
Capitalization of software development and other costs	(2,442)	(3,203)	(1,802)
Purchase of minority interest in subsidiaries	(1,124)	(5,120)	—
Investment in newly-consolidated subsidiaries (Appendix A)	2,605	—	(3,070)
Realization of investment in previously-consolidated subsidiaries (Appendix B)	—	—	(1,011)

Net cash used in investing activities	(4,505)	(10,791)	(10,694)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term bank credit, net	5,165	1,257	(2,294)
Repayment of long-term loans	—	(28)	(137)
Receipt of long-term loans	1,375	287	—
Issuance in a subsidiary to minority shareholders	—	613	—
Purchase of Company shares by subsidiaries	(238)	(1,318)	(2,570)
Repayment of loans granted against exercise of options	346	—	—
Exercise of options and warrants	321	153	2,703

Net cash provided by (used in) financing activities	6,969	964	(2,298)

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH	666	—	—

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,932	(2,712)	(12,146)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	9,374	12,086	24,232

CASH AND CASH EQUIVALENTS AT END OF YEAR	$15,306	$9,374	$12,086

The accompanying notes are an integral part of the financial statements.

CRYSTAL SYSTEMS SOLUTIONS LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,

	2002	2001	2000

	(in thousands)

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Income taxes	$258	$380	$1,092
Interest	$321	$216	$190

APPENDIX A - INVESTMENT IN NEWLY-CONSOLIDATED SUBSIDIARIES:

	Year ended December 31,

	2002	2001	2000

	(in thousands)
Working capital, other than cash	$(4,551)	—	$1,346
Investment in and loans to affiliated company	4,156	—	—
Fixed assets	(968)	—	(80)
Minority interest	2,144	—	(467)
Goodwill	(29,885)	—	(3,869)
Capitalized software development costs	890	—	—
Non-current liabilities	17,935	—	—
Crystal shares issued upon acquisition	12,884	—	—

Net cash provided by (used in) acquisition	$2,605	—	$(3,070)

APPENDIX B - REALIZATION OF PREVIOUSLY-CONSOLIDATED SUBSIDIARIES:

	Year ended December 31,

	2002	2001	2000

	(in thousands)

Working capital, other than cash	—	—	$905
Investment in and loans to affiliated company	—	—	(2,414)
Fixed assets	—	—	200
Minority interest	—	—	(1,419)
Goodwill	—	—	741
Severance pay	—	—	(30)
Gain on realization of shareholdings	—	—	1,006

Total	—	—	$(1,011)

The accompanying notes are an integral part of the financial statements.

CRYSTAL SYSTEMS SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies:

A.     General:

          The significant accounting policies, applied on a consistent basis, are as follows:

1.	The Company:

Crystal Systems Solutions Ltd. (“Crystal”) (together with its subsidiaries “the Company”) is an Israeli corporation, which operates in one business segment - enterprise IT modernization solutions. The Company develops and markets software tools and provides consulting services for efficient modernization of legacy systems and cross-platform migration. The Company manages its business in various international markets by several entities, including its wholly-owned subsidiaries located in: USA, UK, Denmark, Germany, Italy, Netherlands, Cyprus, Rumania and Israel. The Company also holds two affiliated companies (“affiliates”). The Company and its affiliates operate in one reportable operating segment. Listed below are details relating to Crystal’s significant subsidiaries and affiliates:

	Shareholding percentage		State of incorporation

Name	2002	2001

	%

Subsidiaries:

Bluephoenix Solutions B.V. (“Bluephoenix”)	100 *	-	Netherlands

Advanced Systems Europe B.V.	100	-	Netherlands

Liraz Systems Ltd. (“Liraz”)	90	-	Israel

Mainsoft Corporation (“Mainsoft”)	58	58	USA

IntraComp Group, Inc. (“IntraComp”)	53	53	USA

* Indirectly through Liraz

Affiliates:

Intercomp Ltd. (“Intercomp”)	49	49	Israel

Tesnet Software Testing Ltd. (“Tesnet”)	19	19	Israel

2.	Principal Shareholder:
As a result of a series of transactions, Formula Systems (1985) Ltd. (“Formula”), owns 58.3% of Crystal’s shares as of December 31, 2002.

3.	Accounting Principles:
The financial statements are prepared in accordance with accounting principles generally accepted (“GAAP”) in the United States.

CRYSTAL SYSTEMS SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 (cont.):

A.     General  (cont.):

4.	Functional Currency:

The currency of the primary economic environment in which the operations of Crystal and most of its subsidiaries are conducted is the U.S. dollar (“dollar”). The functional currency of the remaining subsidiaries is mainly the Euro. Most of the Company’s sales are made outside of Israel (see Note 15B1 for export sales by geographic areas) and are denominated in dollars. In addition, a substantial portion of the Company’s costs is incurred in dollars. Thus, the functional and reporting currency of the Company is considered to be the dollar.

For consolidated companies whose functional currency is the dollar, transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions reflected in the statements of operations, the exchange rates at transaction dates are used. Amortization and depreciation deriving from non-monetary items are based on historical exchange rates. The resulting transaction gains or losses (not material) are included in the statements of operations.

For consolidated companies whose functional currency is other than the dollar, transactions and balances have been translated to dollars under the principles prescribed in Statement of Financial Accounting Standards (“SFAS”) No. 52 of the Financial Accounting Standards Board (“FASB”). Assets and liabilities have been translated at period-end exchange rates.  Results of operations have been translated at appropriately weighted average exchange rates, if material.  Differences resulting from such translation are presented as a separate component of shareholder’s equity under the caption “Accumulated Other Comprehensive Income” if material; otherwise, they are charged to financial income (expenses) in the statements of operations.

5.	Use of Estimates and Assumptions in the Preparation of the Financial Statements:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Actual results could differ from those estimates.

CRYSTAL SYSTEMS SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 (cont.):

B.	Principles of Consolidation:

The consolidated financial statements include the accounts of Crystal Systems Solutions Ltd. and its subsidiaries in which it has a controlling interest. Acquisition of subsidiaries is accounted for under the purchase method. All intercompany accounts and transactions have been eliminated in consolidation.

C.	Cash Equivalents:

Cash equivalents are considered by the Company to be highly-liquid investments, including, inter alia, short-term deposits with banks, the maturity of which did not exceed three months at the time of deposit and which are not restricted.

D.	Provision for doubtful accounts:
The provision for doubtful accounts was computed on the basis of specific receivables the collection of which, in the opinion of Company management, is in doubt.

E.	Investments:

Investments in affiliates over which the Company exercises significant influence are accounted for under the equity method.  As to goodwill - see Note 1H.  Investments in marketable securities are classified as “trading”, and unrealized gains or losses therefrom are reported in the statement of operations in accordance with the principles set forth in SFAS 115 of the FASB. Investments in other companies are accounted for under the cost method.

Investments are periodically reviewed to determine whether an other-than-temporary impairment in value has occurred, in which case the investment is written down to its fair value.

F.	Fixed Assets:
Fixed assets are stated at cost, and are depreciated by the straight-line method, over their estimated useful lives. Annual rates of depreciation are as follows:

%

Computers and computer equipment	20 - 33 (mainly 33)
Office furniture and equipment	6 - 15 (mainly 7)
Leasehold improvements	10
Motor vehicles	15

CRYSTAL SYSTEMS SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 (cont.):

G.	Impairment of Long-Lived Assets:

The Company’s long-lived assets are reviewed for impairment in accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value.

H.	Goodwill:

Prior to 2002, the Company assessed recoverability of goodwill by determining whether the amortization of the goodwill balance over its remaining life can be recovered through projected undiscounted future cash flows of the acquired businesses. In the event it was determined that goodwill is not recoverable, its book value was written off and charged to the statement of operations as “goodwill impairment”.

In July 2001 the FASB issued SFAS 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 142 requires goodwill to be tested for impairment on an annual basis and between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Furthermore, SFAS 142 requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite.

SFAS 142 is effective for fiscal years beginning after December 15, 2001.The Company adopted SFAS 142 effective January 1, 2002. In accordance with SFAS 142, the Company ceased amortizing goodwill totaling $15.1 million as of the beginning of 2002. Based on the impairment tests performed, there was no impairment of goodwill in 2002. There can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

CRYSTAL SYSTEMS SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 (cont.):

H.	Goodwill (cont.):

The following table presents the impact of SFAS 142 on net income (loss) and net income (loss) per share had the accounting standard been in effect for 2002, 2001 and 2000 (in thousands, except per-share amounts):

	Year ended December 31,

	2002	2001	2000

	(in thousands)

Net income (loss) as reported	$(3,630)	$(14,987)	$3,114
Amortization of goodwill	—	1,896	1,455

Net income (loss) adjusted	$(3,630)	$(13,091)	$4,569

Basic net income (loss) per share as reported	(0.35)	(1.52)	0.31

Basic net income (loss) per share adjusted	(0.35)	(1.33)	0.45

Diluted net income (loss) per share as reported	(0.35)	(1.52)	0.30

Diluted net income (loss) per share adjusted	(0.35)	(1.33)	0.44

I.	Software Development Costs:

Development costs of software that is intended for sale that were incurred after the establishment of technological feasibility of the relevant product, are capitalized. Technological feasibility is determined when detailed program design is completed and verified in accordance with the provisions of SFAS No. 86 of the FASB.

Software development costs incurred before technological feasibility is established are charged to the statement of operations as incurred.

Amortization of capitalized software development costs begins when the product is available for general release to customers. Annual amortization is computed by the straight-line method, over the remaining useful life of the product or based on the ratio of current gross revenues to current and anticipated future gross revenues, whichever is higher. Currently, amortization is computed by the straight-line method over a period of 3 years. During the year ended December 31, 2002, a consolidated subsidiary capitalized software development costs aggregating $2.4 million (2001 - $3.1 million, 2000 - $1.6 million) and amortized capitalized software development costs aggregating $1.5 million (2001 - $1.2 million, 2000 -$0.1 million).

In management’s estimate, total capitalized costs do not exceed the net realizable value of the software product.
In the event that unamortized software development costs exceed the net realizable value of the product, they are written down to net realizable value.

CRYSTAL SYSTEMS SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 (cont.):

J.	Employee Stock Options:

At December 31, 2002, the Company has one stock-based employee compensation plan, which is described more fully in Note 12B.  The Company accounts for such plan under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations.  No stock-based employee compensation cost is charged to income, as all options granted under such plan had an exercise price equal to the market value of the underlying common stock on the date of grant.  The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 of the FASB, “Accounting for Stock-Based Compensation”, to stock-based employee compensation.

	Year ended December 31,

	2002	2001	2000

	(in thousands, except per share amounts)

Net income (loss) as reported	$(3,630)	$(14,987)	$3,114
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(681)	(836)	(660)

Pro forma net income (loss)	$(4,311)	$(15,823)	$2,454

Earnings per share:
Basic—as reported	$(0.35)	$(1.52)	$0.31

Basic—pro forma	$(0.41)	$(1.60)	$0.24

Diluted—as reported	$(0.35)	$(1.52)	$0.30

Diluted—pro forma	$(0.41)	$(1.60)	$0.23

K.	Revenue Recognition:

Revenues derived from direct software license agreements are recognized in accordance with Statement of Position (SOP) 97-2 “Software Revenue Recognition” (as amended by SOP 98-4 and SOP 98-9), upon delivery of the software when collection is probable, the license fee is otherwise fixed or determinable and persuasive evidence of an arrangement exists.

When a project involves significant modification of software, revenue is generally recognized according to the percentage of completion method in accordance with the provisions of SOP 81-1 “Accounting for Performance of Construction-Type Contracts”. Under this method, estimated revenue is generally accrued based on costs incurred to date as a percentage of total updated estimated costs.

CRYSTAL SYSTEMS SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 (cont.):

K.	Revenue Recognition (cont.):

The Company recognizes revenues from consulting and training fees (i) with respect to projects billed on a time and material basis, based on the number of hours performed and (ii) with respect to fixed fee contracts, based upon the percentage of completion method. The Company recognizes contract losses, if any, in the period in which they first become evident.

Revenues from software maintenance services are recognized ratably over the contract period. Unrecognized revenue is recorded as deferred revenue.

Management believes that the Company’s revenue recognition policies are in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (SAB 101).

L.	Advertising Costs:
The Company expenses advertising costs as incurred.

M.	Gain on Realization of Shareholdings:

Gain on realization of shareholdings includes the results of realization of the Company’s shareholdings in investees arising either from the sale of such shareholdings or from issuance of stock by the investees to third parties, which is recognized in accordance with the provisions of Staff Accounting Bulletin (SAB) No. 51 of the Securities and Exchange Commission. The Company charges to the statement of operations such results, provided that the conditions stipulated in SAB 51 for such recognition have been met.

N.	Deferred Income Taxes:
The Company applies the provisions of SFAS 109 “Accounting for Income Taxes” of the FASB, see also Note 14E.

O.	Earnings (Loss) Per Share:
Earnings (loss) per share (“EPS”) were computed in accordance with provisions of SFAS No. 128 of the FASB (“SFAS 128”). SFAS 128 requires the presentation of both basic and diluted EPS.

Basic net earnings (loss) per share is computed based on the weighted average number of common shares outstanding during each year. Diluted earnings (loss) per share is computed based on the weighted average number of common shares outstanding during each year, plus dilutive potential common shares considered outstanding during the year.

CRYSTAL SYSTEMS SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 (cont.):

P.	Financial Instruments:

	a.	Management of credit risks:
Financial instruments which have the potential to expose the Company to credit risks are mainly cash and cash equivalents, marketable securities, bank deposit accounts and trade receivables.

The Company holds cash and cash equivalents, marketable securities and deposit accounts at large banks in Israel, the United States and in the Netherlands, thereby substantially reducing the risk of loss.

With respect to trade receivables, the risk is limited due to the large entities which constitute the Company’s customer base. The Company  assesses the financial position of its customers prior to the engagement therewith, and has not encountered material credit difficulties there-with.

	b.	Fair value of financial instruments:

The financial instruments of the Company consist mainly of cash and cash equivalents, short term investments, current receivables, long term loans and other investments, credit from banks and others, accounts payable and long term liabilities to banks and others.

In view of their nature, the fair value of the financial instruments included in working capital of the Company is usually identical or close to their carrying value. The carrying value of equity-method investees approximates their fair value.

Q.	Comprehensive Income:

Up until 2002, the Company had no comprehensive income components other than net income. Beginning with 2002, comprehensive income presented in shareholders’ equity includes, in addition to net income (loss), translation gains and losses of non-dollar currency financial statements of subsidiaries.

R.	Financial Instruments:

The application of SFAS 133 - “Accounting for Derivatives and Hedging Activities” and related pronouncements and interpretations did not have any material impact on the Company’s consolidated financial statements.

CRYSTAL SYSTEMS SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 (cont.):

S.	Recently issued accounting pronouncements:

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which addresses the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 also requires liabilities incurred in respect of such costs to be measured at fair value. SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material impact on the Company’s results of operations or financial position.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees”. FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation it has undertaken in issuing the guarantee. The Company will apply FIN 45 to guarantees, if any, issued after December 31, 2002. At adoption, FIN 45 did not have a significant impact on the Company’s consolidated statements of operations or financial position. FIN 45 also requires guarantors to disclose certain information for guarantees, including product warranties, outstanding at December 31, 2002.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities”. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is applicable immediately for variable interest entities created after January 31, 2003. For variable interest entities created prior to January 31, 2003, the provisions of FIN 46 are applicable no later than July 1, 2003. The Company does not expect this Interpretation to have an effect on the consolidated financial statements.

CRYSTAL SYSTEMS SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Certain Transactions:

A.	Mainsoft:

Since 1999, the Company has acquired in a series of transactions 57.8% (as of December 31,2002) of the outstanding share capital of Mainsoft. In June 2001, due to a lack of a “liquidation event”, as defined in the certificate of incorporation of Mainsoft, Crystal’s shareholdings in Mainsoft were diluted. During 2001, Crystal purchased additional shares of Mainsoft for aggregate consideration of $6.7 million. Crystal also received 2,997,592 warrants to purchase Preferred D Shares of Mainsoft. Out of these warrants, Crystal exercised 630,000 warrants in May 2003 for an aggregate of $378 thousand, as part of a new round of funding. As a result of this exercise and the similar exercise of other shareholder’s warrants in Mainsoft, Crystal currently owns 57.5% of Mainsoft.  Following the exercise, all remaining warrants expired in May 2003.

B.	IntraComp:

IntraComp Group Inc. (“IntraComp”) provides migration and conversion services for large scale systems and back-end integration services. In the second quarter of 2000, Crystal acquired a 52% controlling interest in IntraComp for aggregate consideration of $3.2 million. IntraComp’s results of operations were consolidated in the Company’s financial statements beginning with the second quarter of 2000.  In the fourth quarter of 2000, Crystal increased its shareholdings in IntraComp to 53% by investing an additional $240,000. In addition, Crystal lent to IntraComp $850,000. During the second quarter of 2003, Crystal purchased from the other shareholders of IntraComp the remaining outstanding share capital of IntraComp. As a result, the Company currently wholly owns IntraComp. Under the agreement with IntraComp’s selling shareholders, the Company shall pay the consideration in two installments, the first installment in August 2004 and the second in February 2006. The consideration shall be calculated based on IntraComp’s cumulative earnings before interest and taxes during the three-year period commencing on January 1, 2003, subject to certain conditions.

C.	MultiConn:

Effective as of July 1999, Crystal acquired 51% of the outstanding share capital of M.S.I. MultiConn Solutions International (1995) Ltd. (“MultiConn”). MultiConn’s results of operations were consolidated in the Company’s financial statements beginning with the third quarter of 1999.  In 2000, Crystal increased its shareholdings in MultiConn to 60% for additional consideration of $950,000. MultiConn develops, through an affiliate, and markets eMulticonn and related solutions. During 2000 and 2001, Crystal lent to an affiliate of MultiConn $2.1 million.

CRYSTAL SYSTEMS SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Certain Transactions (cont.):

C.	MultiConn (cont.):

Effective as of December 2002, Crystal exercised an option to convert an amount of $1 million of the loan into shares of MultiConn’s affiliated company. Following this conversion, the Company currently holds 60% of the outstanding share capital of MultiConn’s affiliated company.

In the fourth quarter of 2002, the Company wrote down $1.8 million of the balance of its investment in the affiliate, due to impairment of the investment.

Under the agreement with MultiConn, the other shareholders of MultiConn have a call option, exercisable until November 2005, to purchase from the Company a portion of the Company’s shareholdings in MultiConn and in the affiliated company, for an aggregate consideration of $1.1 million. In the event that the shareholders fully exercise their call option, the Company holdings in Multiconn and in the affiliated company would be decreased to 51%.

D.	SCH:

Crystal wholly owns SCH- Software Conversion House Ltd., a developer and marketer of software conversion tools and services for midrange environments. SCH’s results of operations were initially consolidated in the Company’s 1998 financial statements. In the second quarter of 2001, Crystal purchased the entire remaining outstanding share capital of SCH for an aggregate of $2.3 million of which $2.0 million was invested in SCH and $330,000 was paid to SCH’s other shareholders. As a result, Crystal currently wholly owns SCH. Following the purchase of the entire interest in SCH, Crystal assimilated SCH’s business lines into its business, integrating SCH’s entire activity with its own.

E.	Alexandria:

During 1999, Crystal purchased 19% of the outstanding share capital of Alexandria Migration Technologies Ltd., which develops C-MIDAS. In April 2003, the Company purchased from the other shareholder of Alexandria his entire shareholdings in Alexandria, constituting 81% of Alexandria’s outstanding share capital, for an aggregate of $585,000. As a result, the Company currently wholly owns Alexandria. As of December 31, 2002, the Company lent to Alexandria approximately $5.6 million in the aggregate, of which the Company wrote off $2.5 million in 2001 due to the uncertainty of repayment of the entire loan amount.

CRYSTAL SYSTEMS SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Certain Transactions (cont.):

F.	Liraz:

In November 2002, Crystal purchased through a share exchange transaction, approximately 86% of the outstanding share capital of Liraz Systems Ltd., or Liraz, an international software and services company then publicly traded on the Tel Aviv Stock Exchange (“TASE”). BluePhoenix, Liraz’s wholly owned subsidiary, develops and markets the AppBuilder, a software product used for the development of sophisticated and robust applications needed by large enterprises.

The Company acquired Liraz for the purpose of fully integrating Liraz’s business within its business, and expects that as a result of such integration the combined companies will be able to realize greater operating efficiencies and will benefit from a broader product-line with a larger and more diversified marketing and support network. In addition, the Company anticipates that the combination of the respective technical personnel will enhance its product development capabilities.

As part of the share exchange transaction, Crystal issued to Liraz’s selling shareholders, including Formula, 3,478,624 ordinary shares, constituting an aggregate of 26% of the Company’s outstanding share capital.

The acquisition of Liraz was recorded in the Company’s accounts as follows:

	-	With respect to Liraz shares acquired from Formula - at the carrying value in Formula’s accounts, in the aggregate of $10.0 million.
	-	With respect to Liraz shares acquired from other parties- at the market value of the consideration paid, in the aggregate of $2.9 million.

The market value of the total consideration paid in this acquisition was $8.8 million. The purchase price was determined in September 2002, based on the average ratio of Crystals share price to Liraz’s share price in the preceding two months.

Following are the amounts assigned to major components of Liraz’s balance sheet as of the date of purchase (in thousands):

Current assets	$7,938
Long-term investments	$276
Fixed assets	$782
Goodwill	$22,300
Other assets	$41
Current liabilities	$(11,820)
Long-term liabilities	$(3,975)
Minority interest	$(2,658)

CRYSTAL SYSTEMS SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Certain Transactions (cont.):

F.	Liraz (cont.):
Liraz’s results of operations were consolidated in the Company’s financial statements beginning with the fourth quarter of 2002. Goodwill arising upon acquisition amounted to $22.3 million.

The following unaudited pro forma summary presents information as if the acquisition of Liraz had occurred as of January 1, 2001. The pro forma information, which is provided for informational purposes only, is based on historical information and does not necessarily reflect the results that would have occurred, nor is it necessarily indicative of future results of operations of the consolidated entity.

	Year ended December 31, 2002	Year ended December 31, 2001

	(In thousands, except per share data)	(In thousands, except per share data)

	(Unaudited)

Revenues *	$53,100	$64,144

Net income (loss) *	$1,911	$(37,357)

Earning per share – basic	0.14	(2.8)

Earning per share – diluted	0.14	(2.8)

* Revenues and net loss for 2001 include the results of operations of Level 8 (see Note 2I) which was sold by Liraz in 2001.

In two public tender offers that the Company published in December 2002 and March 2003, the Company purchased additional shares of Liraz representing 9.0% of the outstanding share capital of Liraz . In March 2003, pursuant to the provisions of the Israeli Companies Law, Crystal purchased the remaining outstanding share capital of Liraz. The total aggregate amount of those purchases was $2.7 million. Following these transactions, the Company currently holds the entire outstanding share capital of Liraz. The total carrying amount of the investment in Liraz following these transactions was $15.6 Million. Upon completion of the acquisition of Liraz’s shares, the Company has begun a process of assimilating and integrating Liraz’s business and activities into the Company business.

G.	Alphatech:

In December 2002, Crystal purchased from Intercomp a 65% controlling interest in Alphatech (2000) Srl. (“Alphatech”) for an aggregate consideration of $100,000. Alphatech, a company incorporated in Rumania, provides software development services.

CRYSTAL SYSTEMS SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Certain Transactions (cont.):

H.	SDC:

In October 2002, Liraz, through a wholly owned subsidiary, acquired from SDC FinansSystems A/S (“SDC”), a company incorporated in Denmark, its IT development services activities relating to customers in the banking sector in Denmark. Pursuant to the purchase agreement, the Company hired 100 employees of SDC, of which 30 employees were dismissed during the first quarter of 2003. The seller agreed to reimburse the Company for any costs associated with such dismissal. Pursuant to the purchase agreement, the Company assumed all the obligations in respect of the purchased activity. Under the purchase agreement, the Company paid an aggregate amount of $0.8 million for the purchased goodwill and activities. The purchase price was determined in October 2002, based on the estimated fair value of the assets received. The purchase was recorded as a business combination.

The Company acquired SDC for the purpose of complementing its array of products and services.

Following are the amounts assigned to major components of SDC’s balance sheet as of the date of purchase (in thousands):

Curent assets	$1,097
Other assets	$1,023
Current liabilities	$(1,228)
Shareholders equity	$(892)

Goodwill arising upon acquisition was $0.8 million.

In addition, the Company entered into an agreement with two of the seller’s shareholders, pursuant to which the shareholders will purchase from the Company IT development services during a period of nine months beginning in October 2002, for an aggregate consideration of approximately $15 million.

I.	Level 8:

As of December 31, 2002, the Company holds several capital instruments, including options, rights to receive options and preferred stock, convertible into ordinary shares of Level 8 Systems Inc. (“Level 8”). If the Company exercises these capital instruments in full, the Company shareholding in Level 8 would reach 9%.  As of June 1, 2003, the Company has converted preferred stock and currently holds 1% of the Level 8 ordinary shares.

CRYSTAL SYSTEMS SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 - Investments in Affiliates and Other Companies:

A.     1.     The investments are composed and presented as follows:

	December 31,

	2002	2001

	(in thousands)

Cost of shares *	$3,000	$2,305
Less - accumulated amortization of goodwill	(238)	(238)
Equity in post-acquisition accumulated losses	(2,271)	(902)

	491	1,165
Loans granted to affiliates (2)	2,582	1,403
Loans granted to others (3)	302	4,535
Investments in other companies	100	950

	3,475	8,053

* Including goodwill - original amount	$613	$613

2.	The loans are linked to the dollar and bear annual interest of LIBOR +1%.

3.	The loans are linked to the CPI and bear annual interest at a rate of 4%. (2001- the loans are linked to the dollar).

Following are details relating to the financial position and results of operations of investees in the aggregate:

	December 31,

	2002	2001

	(in thousands)

Total assets	$20,747	$18,489

Total liabilities	$(9,677)	$(11,501)

Net loss	$(1,001)	$(1,804)

CRYSTAL SYSTEMS SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 - Investments in Affiliates and Other Companies (cont.):

B.	Intercomp:

In 1998, Crystal invested in Intercomp Ltd. (“Intercomp”). In December 2000, Crystal exercised an option to purchase additional shares of Intercomp and as a result, it currently holds 49% of the outstanding share capital of Intercomp. During 2001, Crystal lent to Intercomp approximately $2.6 million, of which approximately $1.7 are convertible into preferred shares of Intercomp, subject to certain conditions. Crystal granted a creditor of Intercomp a put option to sell to Crystal promissory notes issued by Intercomp in an aggregate amount of $3.5 million plus interest accrued at 5% per annum, which may be paid, at Crystal’s option, in Crystal’s ordinary shares. The creditor may exercise the put option during a period of two years commencing on January 31, 2004 or, in certain circumstances, earlier.

C.	Tesnet:

Effective as of January 1999, Crystal acquired 32% of the outstanding share capital of Tesnet - Software Testing Ltd. (“Tesnet”), a provider of testing and software quality assurance services. Tesnet’s results of operations were consolidated in the Company’s financial statements beginning with the first quarter of 1999, owing to Crystal’s control of Tesnet’s board of directors.  Crystal paid for its holding in Tesnet approximately $2 million, $1.3 million in 1999 and additional $700,000 in 2002 as Tesnet met an agreed upon earnings target within three years following the acquisition. Total goodwill arising from this acquisition was $886 thousand.

In February 2000, Tesnet consummated a public offering of its shares on the Tel-Aviv Stock Exchange. Net proceeds from the offering were $9.5 million. As a result, Crystal recorded a capital gain of $1 million and its shareholdings in Tesnet decreased to 22%, and consequently the Company ceased controlling Tesnet’s board of directors and consolidating the operating results of Tesnet during the first quarter of 2000.

During 2000, Crystal sold 3% of its holdings in Tesnet and currently holds 19% of the outstanding share capital of Tesnet. The Company’s investment in Tesnet is accounted for under the equity method, owing to the fact that the Company exercises significant influence over operating and financial policies of Tesnet by virtue of representation on Tesnet’s board of directors.

The market value of the Company’s holding in Tesnet as of December 31, 2002 was $2.0 million.

CRYSTAL SYSTEMS SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Fixed Assets:

Composition of assets, grouped by major classifications:

	December 31,

	2002	2001

	(in thousands)

Cost:
Computers and computer equipment	$8,004	$6,518
Office furniture and equipment	1,574	1,087
Leasehold improvements	469	660
Motor vehicles	1,126	1,534

	11,173	9,799

Accumulated Depreciation:
Computers and computer equipment	6,136	5,124
Office furniture and equipment	852	440
Leasehold improvements	179	350
Motor vehicles	434	535

	7,601	6,449

Undepreciated balance	$3,572	$3,350

Note 5 - Goodwill:

	December 31,

	2002	2001

	(in thousands)

Carrying amounts at beginning of year	$14,737	$12,058
Acquired	29,958	6,161
Impairment losses recognized	—	(1,657)
Amortization	—	(1,825)

Carrying amount at end of year	$44,695	$14,737

CRYSTAL SYSTEMS SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 - Capitalized Software Development Costs and Other:

Comprised as follows:

	December 31,

	2002	2001

	(in thousands)

Capitalized software development costs (*)	$5,268	$3,406
Deferred insurance expenses	38	—
Rent deposit	189	268
Deferred tax asset	563	481

	$6,058	$4,155

(*) Original amount	$8,071	$4,739
Less - accumulated amortization	2,803	1,333

	$5,268	$3,406

Note 7 - Short-Term Bank Credit:

The short-term credit is denominated in New Israeli Shekels, dollars and euros. The weighted average interest rates on short-term bank credit at December 31, 2002 were as follows:  CPI-linked New Israeli Shekels: 4.24%-7.6%, unlinked New Israeli Shekels: 10.6%-17.1%, dollars: 2.5%-3.45%, euro: 3.45%-4.35%.

Note 8 - Accrued Severance Pay, Net:

A.

The Company’s liability for severance pay to its employees pursuant to laws prevailing in the respective countries of employment and employment agreements is covered in part by managers’ insurance policies under the name of the employee, for which the Company makes monthly payments. The severance pay liability is calculated on the basis of one month’s salary for each year of service, based on the most recent salary of each employee.

The amounts accrued and the amounts funded with managers’ insurance policies are as follows:

	December 31,

	2002	2001

	(in thousands)

Accrued severance pay	$3,189	$1,918
Less - amount funded	2,258	1,216

	$931	$702

CRYSTAL SYSTEMS SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 - Accrued Severance Pay, Net (cont.):

A.	(cont.)

The Company may make withdrawals from the managers’ insurance policies only for the purpose of paying severance pay.

B.	The expenses in respect of severance pay for the years ended December 31, 2002, 2001 and 2000 were $461,000, $642,000 and $692,000, respectively.

Note 9 - Provision for losses in formerly-consolidated subsidiary:

Liraz (see Note 2F) is liable for losses in a subsidiary it had consolidated up until the second quarter of 2001. The provision for such liability at December 31, 2002, amounted to $2.5 million, representing the amount Liraz has guaranteed to secure the liabilities of the said subsidiary. Under its terms, such guarantee may be reduced to the extent that the subsidiary raises additional share capital.

Note 10 - Loans from banks:

A.    Composition:

Interest rate		Long-term liabilities	Current maturities	Total long-term liabilities net of current maturities	Total long-term liabilities net of current maturities

December 31, 2002		December 31, 2002			December 31, 2002
	Linkage basis
%		(in thousands)			(in thousands)

LIBOR+1.75	Dollar	$1,400	$—	$1,400	$—
LIBOR+1.75	Dollar	1,000	—	1,000	—
4.32-7.62	CPI	164	38	126	141
6.63	Dollar	163	37	126	140

		$2,727	$75	$2,652	$281

B.     Maturity dates:

	December 31,

	2002	2001

	(in thousands)

First year (current maturities)	$75	$73
Second year	562	75
Third year	1,329	77
Fourth year	761	96
Fifth year and thereafter	—	—

Total	$2,727	$321

CRYSTAL SYSTEMS SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Commitments and charges:

Significant Agreements:

A.

In August 1998, Mainsoft entered into an agreement (the “1998 Agreement”) with Microsoft. In May 2002, the parties entered into an amendment to the 1998 Agreement that expanded Mainsoft’s access to certain Microsoft development technologies (the “2002 Amendment”). Together, the 1998 Agreement and the 2002 Amendment are referred to as the “Agreement”.

Under the terms of the Agreement, Mainsoft continues to have access to specified software code and documentation for specified versions of Windows, Windows NT, Windows XP and Microsoft .NET (collectively the “Licensed Software”). The Agreement grants Mainsoft the right to distribute the Licensed Software as a component of certain of its products. The Agreement provides for the payment of royalties to Microsoft that are based upon Mainsoft’s licensing of its products which include the Licensed Software. The Agreement has a perpetual term, although: 1) Microsoft may terminate the Agreement upon any one of certain events regarding change of control of Mainsoft (the “Change of Control Events”), and 2) either party may terminate the Agreement if the other fails to comply with the terms of the Agreement or files for bankruptcy. Mainsoft must notify Microsoft in the event of a Change of Control Event. Upon receipt of such notice, Microsoft may elect to (a) acquire any percentage of Mainsoft at the proposed price per share or (b) acquire Mainsoft’s MainWin products at the proposed price. In the event Mainsoft ceases the active distribution or licensing of its MainWin products for more than one year, Mainsoft will be deemed to have granted to Microsoft a worldwide, exclusive, perpetual, irrevocable, royalty-free license to its MainWin Studio products.

The Agreement provides for the payment of royalties on a per copy basis to Microsoft for products licensed or distributed. These royalties, net of waivers approved by Microsoft, are included in the financial statements under cost of sales. Mainsoft’s ability to develop, sell and market its products is dependent upon the continued access to the Licensed Software. Furthermore, a change in or termination of the Agreement could prevent Mainsoft from developing and selling its products and materially adversely affect its business, results of operation and financial condition.

B.	Crystal is obligated to pay Formula management fees in an annual amount equal to 3% of revenues, but not more than the Israeli currency equivalent of $180,000.

C.

The Company is committed under operating leases for rental of office facilities for the years 2003-2005. Annual rental fees under current leases are approximately $1.6 million for 2003 and $0.5 million for 2004, and are expected to remain at this level for each of the next five years. In connection with such leases, the Company has issued bank guarantees of $122,000 in favor of the leasing companies, for the term of the leases.

CRYSTAL SYSTEMS SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Commitments (cont.):

D.

Crystal has guaranteed short-term bank loans of an affiliated company in favor of the lending bank. As of December 31, 2002, such guarantee amounted to $0.5 million. The guarantee is for a one-year term, and may optionally be extended for further periods of one year each.

E.	Crystal has granted a creditor of Intercomp an option - See Note 3B.

F.	As to a tax assessment issued to Crystal - see Note 14K.

G.	As to a guarantee of debt by Liraz – see Note 9.

H.

Under an agreement entered into in 2000 regarding the sale of its integrated IT systems activities and outsourcing business in Israel, Liraz is obligated to reimburse the buyer for claims related to the activities during the period prior to the sale.

I.	Liraz has a fixed charge in favor of a bank, on certain of its assets, as well as a floating charge on its entire assets, securing Liraz’s bank credit line.

No liability was recorded in the Company’s financial statements in respect of the guarantees mentionedabove, except for the guarantee by Liraz – see Note 9.

Note 12 - Shareholders’ Equity:

A.     Share capital:

1.

On January 31, 1997, 3,120,000 ordinary shares of Crystal were offered in an initial public offering (the “IPO”) at a price of $7.5 per share. Since the above transaction, Crystal’s shares have been traded in the United States on the Nasdaq National Market.  Their current symbol is “CRYS”.

2.

On July 22, 1997, 1,200,000 ordinary shares of Crystal were offered in a second public offering, at a price of $27 per share, of which 600,000 ordinary shares were issued by Crystal and 600,000 ordinary shares were sold by existing shareholders.

3.

During the years 1998 through 2002, two subsidiaries of Crystal purchased a total of 1,870,565 Crystal’s shares for a total consideration of $14.7 million. All of Crystal’s ordinary shares have equal voting rights. However, under applicable Israeli law, the shares held by Crystal’s subsidiaries have no voting rights and, therefore, are excluded from the number of its outstanding shares.

4.	In January 2001 Crystal’s ordinary shares were listed for trading on the Tel Aviv Stock Exchange under the “Dual Listing” arrangement.

CRYSTAL SYSTEMS SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - Shareholders’ Equity (cont.):

A.     Share capital (cont.):

5.

In November 2002 Crystal issued to Liraz’s selling shareholders, including Formula, 3,478,624 ordinary shares, constituting an aggregate of 26% of the Company’s outstanding share capital – see Note 2F.

B.     Share Options:

1.	Employee Share Option Plans:

	a)	The 1996 Share Option Plan:

In 1996, Crystal adopted two option plans.  One of theses option plans has been terminated after all options granted under it have been exercised.  Pursuant to the other 1996 option plan, as amended, Crystal reserved 2,700,000 ordinary shares for issuance to directors, officers, consultants and employees of the Company and its subsidiaries.  The exercise price of the options granted under the 1996 option plan range from $3.00 to $10.50.

Under the 1996 option plan, unless determined otherwise by the Board, options vest over a three-year period from the date of grant and expire 10 years after grant date. Unvested options are forfeited upon termination of employment.

	b)	Options granted to employees of a subsidiary:

In August 2000, in connection with the purchase of a controlling interest in IntraComp Group Incorporated, the Company granted to certain employees of IntraComp options to purchase an aggregate of 125,000 ordinary shares.  The exercise price of the options is $9.625 per Crystal’s share.  The options became exercisable with respect to two-thirds of the shares underlying the options on January 1, 2002 and with respect to the remaining shares on January 1, 2003.  The options shall expire in August 2010.

With regard to most of the options granted to employees in Israel, Section 102 of the Israeli Income Tax Ordinance provides, inter alia, that the Company will be allowed to claim as an expense for tax purposes the amounts credited to the employees as taxable capital gains if and when the shares allotted under the plan are sold at a price exceeding the exercise price and the related capital gains tax is payable by the employees. The resulting tax saving is credited to capital surplus.

CRYSTAL SYSTEMS SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - Shareholders’ Equity (cont.):

B.	Share Options (cont.):

	1.	Employee Share Option Plans (cont.):

Data in respect of the share option plan as of December 31, 2002, 2001 and 2000 and changes during the years ended on those dates are as follows:

	2002		2001		2000

	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price

Options outstanding at beginning of year	1,193,650	7.55	1,150,650	8.21	947,773	6.56
Changes during the year:
Granted	353,560	3.00	340,600	3.23	607,527	9.66
Exercised	(90,000)	3.57	(181,850)	2.74	(404,650)	5.58
Forfeited	(109,950)	8.90	(115,750)	8.75	—

Options outstanding at end of year	1,347,260	6.56	1,193,650	7.55	1,150,650	8.21

Options exercisable at year-end	888,333	7.63	852,966	6.99	614,123	6.44

Weighted-average fair value of options granted during the year*	1.09		1.40		2.40

*

The fair value of each option granted is estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0% for all years; expected volatility: 2002 - 67%, 2001 - 61%, 2000 - 73%, risk-free interest rate: 2002 - 1.75%, 2001 - 3%, 2000 - 5% and expected life: 2000, 2001 and 2002 - 3 years.

CRYSTAL SYSTEMS SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - Shareholders’ Equity (cont.):

B.	Share Options (cont.):

	1.	Employee Share Option Plans (cont.):

The following table summarizes information about fixed share options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable

Range of Exercise Prices	Number Outstanding at December 31, 2002	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2002	Weighted Average Exercise Price

$		Years	$		$

3.00	80,000	9.09	3.00	—	3.00
3.00	255,660	9.50	3.00	—	3.00
4.50	69,600	8.50	4.50	23,200	4.50
5.20	139,500	3.75	5.20	139,500	5.20
5.50	13,000	7.83	5.50	13,000	5.50
6.50	311,900	3.21	6.50	311,900	6.50
8.00	92,000	6.50	8.00	92,000	8.00
9.00	30,000	6.75	9.00	30,000	9.00
9.63	125,000	7.25	9.63	125,000	9.63
10.50	230,600	8.25	10.50	153,733	10.50

3.00-10.50	1,347,260			888,333

2.	Options granted to FIMI:

In January 2001, Crystal granted to the creditors of an affiliate, Intercomp, represented by First Israel Mezzanine Investors Ltd., known as FIMI, a put option to sell to the Company promissory notes issued by Intercomp in an aggregate amount of $3.5 million plus interest accrued, which may be paid, at Crystal’s option, in Crystal’s ordinary shares.  The number of ordinary shares subject to the option will be calculated based on the average market price of the shares during the 14 trading days prior to the exercise of the option.  The option is exercisable during a period of two years commencing on January 31, 2004 or, in certain circumstances, earlier.

CRYSTAL SYSTEMS SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - Shareholders’ Equity (cont.):

C.	Dividends:

	1.	Crystal’s has not paid any cash dividends on its ordinary shares in the past and does not expect to pay cash dividends on its ordinary shares in the foreseeable future.

2.

As described in Note 14A, in the event of distribution of cash dividends in the amount of approximately $12.8 million out of retained earnings, in respect of which the Company was tax exempt due to the “Approved Enterprise” status of its approved operations, the Company would have to pay a 25% tax on the said amount.

Note 13 - Monetary Balances in Non-dollar Currency:

	December 31,

	2002	2001

	Israeli currency

	(in thousands)

ASSETS:
Current assets	$14,805	$9,414
Long-term assets	—	—

	14,805	9,414

LIABILITIES:
Current liabilities	19,655	7,280
Long-term liabilities	1,041	609

	20,696	7,889

Net monetary assets (liabilities)	$(5,891)	$1,525

CRYSTAL SYSTEMS SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 - Taxes on Income:

A.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereafter - the “Law”):

Some operations of Crystal and certain subsidiaries (“Crystal and the Subsidiaries”) have been granted “Approved Enterprise” status under the Law.  Since Crystal and the Subsidiaries have elected to receive “alternative benefits” under the Law (i.e. - waiver of grants in exchange for a tax exemption), the following tax rates will apply to its income from the Approved Enterprise (which will be determined based on the increase in the revenue of Crystal or the Subsidiaries during the year in relation to the revenue in the year preceding the first year of their having the abovementioned status):

Tax exemption for 2 years, commencing in the first year it generates taxable income.
For the remainder of the benefit period - 5 years - a reduced tax rate of 25%.

Since January 31, 1997, the percentage of Crystal’s share capital held by foreign shareholders has exceeded 25%, and therefore Crystal’s Approved Enterprises qualify for reduced tax rates for an additional three years after the seven years mentioned above.

The period of tax benefits described above will terminate after the lapse of 7-10 years since the first year in which Crystal or the Subsidiaries have taxable income.

The entitlement to the above benefits is subject to final ratification by the Investment Center in the Ministry of Industry and Trade, such ratification being conditional upon fulfillment of all terms of the approved program.

In the event of distribution of a cash dividend out of retained earnings which were tax exempt due to the above benefits, Crystal would have to pay approximately $4.3 million tax in respect of the amount distributed, see Note 12 C.2. Deferred taxes for such taxes were not provided because such undistributed earnings are essentially permanent in duration and could be distributed to shareholders tax free in liquidation, subject to certain conditions.

The Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that is included in an approved investment program.

In the event Crystal or the Subsidiaries fail to comply with the approved program terms, the tax benefits may be canceled and Crystal or the Subsidiaries may be required to refund  the amount of the benefits they utilized, in whole or in part, with the addition of linkage differences and interest.

CRYSTAL SYSTEMS SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 (cont.):

B.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter - the “Inflationary Adjustments Law”):

Under this law, results for tax purposes are adjusted to on the changes in the exchange rate of the U.S. dollar.

C.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

The Company currently qualifies as an “Industrial Company” as defined by this law, and as such is entitled to certain tax benefits including, inter alia, depreciation at increased rates as stipulated by regulations published under the Inflationary Adjustments Law and the right to deduct for tax purposes, over a period of 3 years, expenses relating to public issue of shares.  If realized, any tax benefit relating to issuance expenses is credited to capital surplus.

D.	Tax Rates Applicable to Income from Other Sources in Israel:

Income not eligible for “Approved Enterprise” benefits mentioned in A. above, is taxed at the regular corporate tax rate of 36%.

E.	Deferred Income Taxes:

Deferred tax assets are comprised as follows:

	December 31,

	2002	2001	2000

	(in thousands)

Net operating loss carry forwards	$11,954	$10,215	$7,654
Software development costs	1,027	2,113	1,844
Provisions for employee rights and other temporary differences	1,128	760	448

	14,109	13,088	9,946
Valuation allowance	(13,393)	(12,312)	(9,525)

	$716	$776	$421

For the year ended December 31, 2002, the valuation allowance increased by $1,081,000.

The net operating losses mainly relate to Crystal and a U.S. subsidiary initially consolidated in the fourth quarter of 1999. In the three years prior to the consolidation, the subsidiary incurred substantial tax losses, and therefore the Company’s management cannot determine that it is more likely than not that the deferred tax asset relating to net operating losses will be realized.

CRYSTAL SYSTEMS SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 (cont.):

F.	Non Israeli Subsidiaries:

Non-Israeli subsidiaries are taxed based upon tax laws in the country of domicile of the respective subsidiary.

G.	Income (loss) before taxes on income is composed as follows:

	Year ended December 31,

	2002	2001	2000

	(in thousands)

The Company and subsidiaries in Israel	$(5,008)	$(13,659)	$2,068
Subsidiaries outside of Israel	3,576	(772)	4,044

	$(1,432)	$(14,431)	$6,112

H.	Taxes on income included in the statements of income:

	Year ended December 31,

	2002	2001	2000

	(in thousands)

For the reported year - current:
In Israel	$(3)	$14	$25
Out of Israel	204	263	244

	201	277	269
Taxes in respect of prior years	9	178	25
Deferred taxes, net	(50)	(340)	(110)

	$160	$115	$184

CRYSTAL SYSTEMS SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO  CONSOLIDATED FINANCIAL STATEMENTS

Note 14 (cont.):

I.	A reconciliation of the theoretical tax expense (benefit), assuming all income is taxed at the regular rates, and the actual tax expense is as follows:

	December 31,

	2002	2001	2000

	(in thousands)

Income (loss) before taxes on income, per consolidated statements of income	$(1,432)	$(14,431)	$6,112

Theoretical tax expense	(516)	(5,195)	2,200
Tax benefit arising from exempt tax rate as an “approved enterprise”	231	616	(477)

	(285)	(4,579)	1,723
Increase (decrease) in taxes resulting from permanent differences:
State income tax, net of Federal benefit	91	(50)	146
Tax exempt income	(1,167)	(104)	(749)
Non-deductible expenses	379	1,348	720
Effect of different tax rates in foreign subsidiaries	49	—	—
Taxes in respect of previous years	9	178	25
Temporary differences for which deferred taxes were not recorded	1,431	3,272	(1,626)
Other	(347)	50	(55)

Taxes on income in the consolidated statements of income - for the reported year	$160	$115	$184

Effective tax rate	11%	1%	3%

J.	Tax losses:

1.

A U.S. subsidiary has net operating loss (“NOL”) carryforwards for federal tax purposes as of December 31, 2002 totaling $24.1 million, all of which will expire through 2022. That subsidiary has net operating loss carryforwards for state tax purposes of $4.1 million, which expire through 2007. In addition, that subsidiary has tax credit carryforwards totaling $709,000, which expire through 2021.

	2.	Crystal and its subsidiaries in Israel have NOL carryforwards for income tax purposes as of December 31, 2002 totalling NIS 46.6 million ($9.8 million).

CRYSTAL SYSTEMS SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO  CONSOLIDATED FINANCIAL STATEMENTS

Note 14 (cont.):

K.	Tax assessments:

Crystal has been issued a income tax assessment for the tax year 1997 in the amount of NIS 6,950 thousand ($1,467 thousand). Crystal has filed an appeal on this assessment. The Company’s management believes, based on the opinion of its tax counsel, that while the outcome of any controversy cannot be predicted with complete certainty, this dispute with the Israeli income tax authorities will be resolved so as not to have a material adverse effect on the Company’s financial statements as a whole.

L.	Tax reform:

On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of “controlled foreign corporation” was introduced, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains. The Company’s management cannot estimate at present whether the reform will have an effect on the Company’s future results of operations.

Note 15 - Supplementary Financial Statement Information:

A.	Balance Sheets:

	1.	Trade Receivables:
	December 31,

	2002	2001

	(in thousands)

Trade accounts receivable	$11,819	$12,838
Less provision for doubtful accounts	(1,008)	(667)

	$10,811	$12,171

CRYSTAL SYSTEMS SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO  CONSOLIDATED FINANCIAL STATEMENTS

Note 15 - Supplementary Financial Statement Information (cont.):

A.	Balance Sheets (cont.):

	2.	Other Current Assets:
	December 31,

	2002	2001

	(in thousands)

Government departments and agencies	$1,134	$1,013
Advances to suppliers and others	48	31
Employees	201	38
Prepaid expenses	829	333
Related parties	121	463
Deferred taxes	153	295
Interest income receivable	438	80

	$2,924	$2,253

3.	The Company’s long-lived assets are as follows:

	December 31,

	2002	2001

	(in thousands)

Israel	$2,517	$2,321
U.S.A.	722	1,029
Europe	333	—

	$3,572	$3,350

4.	Accounts Payable and Accruals - Other:

	December 31,

	2002	2001

	(in thousands)

Government departments and agencies	$3,997	$45
Employees and wage-related liabilities	5,708	2,287
Prepaid income	—	1,605
Accrued expenses and other current liabilities	4,179	2,993

	$13,884	$6,930

CRYSTAL SYSTEMS SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO  CONSOLIDATED FINANCIAL STATEMENTS

Note 15 - Supplementary Financial Statement Information (cont.):

B.	Statements of Operations:

	1.	Sales - Classified by Geographic Areas:
	Year ended December 31,

	2002	2001	2000

	(in thousands)

USA	$20,847	$21,428	$28,402
Europe	10,315	8,518	10,508
Israel	4,636	7,482	10,335
Other	870	1,010	—

	$36,668	$38,438	$49,245

     Sales by geographic areas are determined based on the customer’s location.

2.	Goodwill impairment, restructuring costs and non-recurring expenses:
	Year ended December 31,

	2002	2001	2000

	(in thousands)

Goodwill impairment (1)	$—	$1,657	$—
Restructuring costs (2)	472	2,660	—
Non-recurring expenses	—	150	—

	$472	$4,467	$—

(1)	Relates to the entire balance of goodwill in SCH as of December 31, 2001, which, in the estimation of the Company’s management, is not recoverable.
(2)

Restructuring costs include $322,000 (2001- $2.3 million) in respect of employee termination benefits and $150,000 (2001- $363,000) in respect of other exit costs. Restructuring costs include an accrual of $182,000 (2001- $734,000). Under the Company’s restructuring plan, at the end of 2002 5 employees are to be terminated, out of the following employee groups: research and development, marketing and management.

3.	Principal customers:
In the period 2000-2002 the Company did not have revenues from any single customer in excess of 10% of total revenues in the respective period.

CRYSTAL SYSTEMS SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO  CONSOLIDATED FINANCIAL STATEMENTS

Note 15 - Supplementary Financial Statement Information (cont.):

B.	Statements of Operations (cont.):

	4.	Financial Income (Expenses), Net:
	Year ended December 31,

	2002	2001	2000

	(in thousands)

Interest income	$648	$372	$1,254
Gain (loss) on sale of marketable securities	24	(46)	496
Interest expenses	(867)	(388)	(380)

	$(195)	$(62)	$1,370

5.	Gain on realization of shareholdings:

	Year ended December 31,

	2002	2001	2000

	(in thousands)

LetMeKnow	$—	$—	$1,109
Tesnet (Note 3C)	—	—	1,005
Intercomp (Note 3B)	—	—	330
Polyglot	—	693	—

	$—	$693	$2,444

6.	Other Income (Expenses), Net:
	Year ended December 31,

	2002	2001	2000

	(in thousands)

Write-down of loans to Alexandria (Note 2E)	$—	$(2,500)	$—
Gain (loss) from disposal of fixed assets	(37)	(149)	66
Expiration of options in Tesnet	112	—	—
Write-down of shareholdings in an investee	(1,800)	—	—
Other	144	—	—

	$(1,581)	$(2,649)	$66

CRYSTAL SYSTEMS SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO  CONSOLIDATED FINANCIAL STATEMENTS

Note 15 - Supplementary Financial Statement Information (cont.):

C.	Earnings (Loss) Per Share:

Basic earnings per share (“EPS”) were computed based on the average number of shares outstanding during each year, after giving retroactive effect to stock dividends and stock splits. In computing diluted EPS, effect was given to share options outstanding in each period, using the treasury stock method, provided that such effect is not anti-dilutive.

Under that method zero, zero and 213,577 incremental shares attributed to outstanding options in 2002, 2001 and 2000, respectively, were used in the computation of diluted EPS.

Options to purchase 100,000 shares at $28.35 per share were outstanding during the entire years of 2002, 2001 and 2000, but were not included in the computation of diluted EPS because the options’ exercise price was greater than the average market price of the ordinary shares. Furthermore, options to purchase 1,347,260 and 1,101,000 shares at various prices between $3.00 and $10.50 per share were outstanding during the entire year of 2002 and 2001, respectively but were not included in the computation of diluted EPS because the options’ exercise price was greater than the average market price of the ordinary shares.

Note 16 - Transactions with Related Parties:

		Year ended December 31,

		2002	2001	2000

		(in thousands)
Formula, its subsidiaries and other associated companies:
A.	Selling, general and administrative expenses:
	Management fees (Note 11B)	$180	$180	$180
B.	Revenues from sale of software conversion tool and software services to related parties	$1,108	$3,960	$2,412
C.	Cost of revenues relating to services from related Parties	$1,811	$3,318	$2,447
D.	Reimbursement with respect to services rendered to affiliated and other companies	$481	$1,516	$3,627
E.	Sale of investees to Formula Vision Technologies (F.V.T. ) Ltd.	$—	$1,959	$—

CRYSTAL SYSTEMS SOLUTIONS LTD.
(An Israeli Corporation)
NOTES TO  CONSOLIDATED FINANCIAL STATEMENTS

Note 16 - Transactions with Related Parties (cont.):

F.

Arik Kilman was nominated as Crystal’s chief executive office in May 2003. In his former position as Liraz’s chairman of the board of directors, he was granted in May 2002 a loan of approximately $200,000, linked to the Israeli consumer price index, and bearing an annual interest at a rate of 4%. Under the terms of the loan, the loan should be repaid to Liraz in four equal annual installments, but no later than termination of Mr. Kilman’s employment. Mr. Kilman pledged in favor of Liraz 200,000 Liraz’s shares he owned as a security for repayment of the loan. Following the share exchange transaction, Mr. Kilman replaced the pledged shares with 119,760 Crystal shares.

G.	As to the acquisition of Alphatech by Crystal from Intercomp – see Note 2G.

H.	As to the acquisition of Liraz by Crystal from Formula – see Note 2F.H.

Note 17 – Subsequent Events:

A.	As to an exercise of warrants into shares of Mainsoft in May 2003- see Note 2A.

B.	As to the acquisition of the minority interest in IntraComp in the second quarter of 2003- see Note 2B.

C.	As to a public tender offer to shareholders of Liraz published in March 2003- see Note 2F.