Form 20-F
period 2003-12-31
BLUEPHOENIX SOLUTIONS LTD
filed 2004-06-01
CIK 1029581

F O R M 20 - F
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

[  ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
         SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2003

                                       OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

For the transition period from ________ to ________ Commission file number:
005-52583

                           BLUEPHOENIX SOLUTIONS LTD.
             (Exact Name of Registrant as Specified in Its Charter)

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2003:

                 13,484,276 Ordinary shares, NIS 0.01 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                  Yes X No ___

Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17 ___  Item 18 X
                                                 ---

                                    P A R T I
                                   ===========


         Some of the statements in this annual report, including those in the Risk Factors, Operating and Financial Review and Prospects, and Business Overview sections, are forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements about our plans, objectives, strategies, expectations, intentions, future financial performance, and other statements that are not historical facts. We use words like "anticipates", "believes", "expects", "future", "intends", and similar expressions to mean that the statement is forward-looking. You should not unduly rely on these forward-looking statements, which apply only as of the date of this annual report. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described under Risk Factors.

         As used in this annual report, references to "we", "our", "ours" and "us" refer to BluePhoenix Solutions Ltd. and its subsidiaries, unless otherwise indicated. References to "BluePhoenix" refer to BluePhoenix Solutions Ltd.

         The name BluePhoenix(TM) and the names BluePhoenix(TM) IT Discovery, BluePhoenix(TM) LogicMiner, BluePhoenix(TM) PowerText, BluePhoenix(TM) DBMSMigrator, BluePhoenix(TM) PlatformMigrator, BluePhoenix(TM) LanguageMigrator, BluePhoenix(TM) DataMigrator, BluePhoenix(TM) eXperanto, BluePhoenix(TM) Remediator, BluePhoenix(TM) GTIN/UPCEnabler, BluePhoenix(TM) EuroEnabler, BluePhoenix(TM) LiraEnabler and BluePhoenix(TM) AppBuilder appearing in this annual report are trademarks of our company. Other trademarks in this annual report are owned by their respective holders.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.


ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.


ITEM 3. KEY INFORMATION

A.       Selected Financial Data

         The following tables present our consolidated statement of operations and balance sheet data for the periods and as of the dates indicated. We derived the statement of operations data for each of the years ended December 31, 2001, 2002 and 2003 and the balance sheet data as of December 31, 2002 and 2003 from our consolidated financial statements included in Item 18 of this annual report, which have been prepared in accordance with generally accepted accounting principles as applied in the United States, or U.S. GAAP. Our consolidated financial statements have been audited by Ziv Haft certified public accountants (Isr.) BDO member firm. The selected consolidated financial data as of December 31, 1999, 2000 and 2001 and for the years ended December 31, 1999 and 2000 is derived from our audited financial statements not included in this annual report, which have been prepared in accordance with U.S. GAAP. You should read the selected consolidated financial data set forth below together with our consolidated financial statements included elsewhere in this annual report. See "Item 5. Operating and Financial Review and Prospects."


                                                                          Year Ended December 31,
                                                     ------------------------------------------------------------
                                                       2003         2002         2001         2000         1999
                                                                                  $
                                                                                 ---
Consolidated Statements of Operations Data:                      (in thousands, except per share data)
Revenues                                             $ 54,340     $ 36,668     $ 38,438     $ 49,245     $ 45,907
Cost of revenues                                       24,115       15,220       17,722       20,065       20,924
                                                     --------     --------     --------     --------     --------
Gross profit                                           30,225       21,448       20,716       29,180       24,983
Software development costs                              8,138        7,387        8,868        9,487        6,037
Selling, general, and administrative expenses          20,140       13,245       19,794       17,461        9,567
                                                     --------     --------     --------     --------     --------
                                                        1,947          816       (7,946)       2,232        9,379
Goodwill impairment, restructuring costs, and
    non-recurring expenses                               --            472        4,467         --           --
                                                     --------     --------     --------     --------     --------
Operating income (loss)                                 1,947          344      (12,413)       2,232        9,379
Financial income (expenses), net                          165         (195)         (62)       1,370        1,020
Gain on realization of shareholdings                      376         --            693        2,444         --
Other income (expenses), net                              567       (1,581)      (2,649)          66          (69)
                                                     --------     --------     --------     --------     --------
Income (loss) before taxes on income                    3,055       (1,432)     (14,431)       6,112       10,330
Income tax expense                                        152          160          115          184          646
                                                     --------     --------     --------     --------     --------
                                                        2,903       (1,592)     (14,546)       5,928        9,684
Equity in losses of affiliated companies, net            (898)      (1,336)      (1,304)      (1,114)        (843)
Minority interest                                        (154)        (702)         863       (1,700)        (876)
                                                     --------     --------     --------     --------     --------
Net income (loss)                                    $  1,851     $ (3,630)    $(14,987)    $  3,114     $  7,965
                                                     ========     ========     ========     ========     ========

Basic earning (loss) per share                       $   0.14     $  (0.35)    $  (1.52)    $   0.31     $   0.81
Diluted earnings (loss) per share                    $   0.14     $  (0.35)    $  (1.52)    $   0.30     $   0.79

Weighted average of Shares outstanding                 13,451       10,517        9,872       10,149        9,802
Weighted average of Shares outstanding assuming
  dilution                                             13,644       10,517        9,872       10,363       10,106


                                                                              December 31,
                                                    --------------------------------------------------------------
                                                       2003         2002         2001         2000         1999
                                                       ----         ----         ----         ----         ----
Consolidated Balance Sheet Data:                                 (in thousands)
Working capital                                      $    246     $  1,310     $  9,901     $ 29,961     $ 35,266
Total assets                                           80,820       87,481       54,667       69,137       68,099
Total liabilities                                      35,422       40,760       19,410       17,728       20,355
Shareholders' equity                                   45,398       46,721       35,257       51,409       47,744


B.       Capitalization and Indebtedness

Not applicable.

C.       Reasons for the Offer and Use of Proceeds

Not applicable.

D.       Risk Factors

         Our business, operating results, and financial condition could be seriously harmed due to any of the following risks. In addition, the trading price of our ordinary shares could decline due to any of these risks.

Capital spending on information technology, or IT, solutions has declined significantly. This global trend affected our operating results. If IT spending continues to slow down, our business might be seriously harmed.

       We have been affected by global economic changes, in particular the sharp decline in capital spending in the information technology sector and the overall business slow-down in North America and Europe, as well as in Israel. Uncertainties in the North American and European markets have influenced the purchasing patterns of leading software developers who delayed their planned orders and caused developers to reduce the amount of their planned license commitment. These changes in purchasing patterns in the IT industry directly affect our operating results. Our revenues decreased from $49.2 million in 2000 to $38.4 million in 2001 and to $36.7 million in 2002. In 2003, as a result of a slight recovery of the market, and the impact of a strategic acquisition we completed, this trend changed, and our revenues increased to $54.3 million. However, due to the overall business slow-down and in particular, the IT business slow-down, we cannot assure you that we will be able to continue increasing our revenues or keep our revenues at the same level as in 2003. We cannot know whether the global market will recover in the future, and how the economic conditions will continue to affect our business.

If we fail to successfully continue integrating Liraz's business with our own, our operating results may be adversely affected.

         In March 2003, we completed the acquisition of the entire outstanding share capital of Liraz Systems Ltd., an Israeli company then publicly-traded on the Tel Aviv Stock Exchange, or the TASE. While we have already concluded the integration of Liraz's infrastructure, management, personnel and sales and marketing activities within our business, we are still in the process of integrating Liraz's technology, products, service offerings, and research and development activities. We expect that as a result of the integration of our business with that of Liraz, the combined companies will be able to realize greater operating efficiencies and will benefit from a broader product line with a larger and more diversified marketing and support network. In addition, we anticipate that the combination of our respective technical personnel will enhance our product development capabilities. The achievement of these benefits depends, however, on our ability to successfully complete the integration of Liraz's business in our business. Difficulties in assimilating Liraz's business could disrupt our ongoing business, distract our management and employees, increase our expenses, and adversely affect our results of operations. We may also encounter difficulties in penetrating markets in which we have no or limited experience. We cannot assure you that we will be able to successfully complete the integration of Liraz's business with our own. In addition, we cannot assure you that the benefits we anticipate will occur as a result of assimilating Liraz's business will contribute to our business to the extent anticipated. This in turn may materially adversely affect our business, financial condition and our quarterly and annual results of operations.

Any future acquisitions of companies or technologies may distract our management and disrupt our business.

         As part of our growth strategy, we have been investing in and acquiring control of various companies to expand our solution portfolio. We intend to continue seeking investment opportunities. In addition, as part of our expansion strategy, we increased our controlling interest in some of our subsidiaries and fully integrated them within our business. We cannot assure you that we will be able to identify future suitable acquisition or investment candidates, or if we do identify suitable candidates, that we will be able to make the acquisitions or investments on commercially acceptable terms or at all. If we acquire, invest in, or increase our control interest in another company, we could have difficulty assimilating that company's personnel, operations, technology, or products and service offerings into our own. In addition, the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses, and adversely affect our results of operations. Acquisitions of new companies also involve the risk of penetrating markets in which we have no or limited experience. We may incur indebtedness or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing shareholders.

We have a limited operating history in our current principal markets, which will make it difficult or impossible for you to predict our future results of operations.

         We have experienced major fluctuations in our net results. In 2003, we had net income of $1.9 million, while in 2002 and 2001 we had a net loss of $3.6 million and $15.0 million, respectively. The net loss in 2002 and 2001 was a reversal from prior years in which we had net income. In 2000, our net income was $3.1 million, in 1999, $8.0 million and in 1998, $9.3 million. The fluctuations in our net results are mainly attributable to the changes in the suite of modernization tools we have been offering to our customers, the limited experience we have had in the markets for these tools, and the difficulties we have encountered in introducing our tools to their respective markets. Most of the solutions we offer to our customers are based on tools that share a common generic technology and methodology. However, the introduction of new tools to new markets involves increased selling and marketing expenses, which in turn increases our operating expenses and directly affects our results of operations. Until 1999, we derived substantially all of our revenues from the provision of year 2000 conversion projects. In 1999, we began focusing on the development and marketing of new automated software renovation tools. Our future profitability depends on our ability to continue to successfully develop and market new software modernization tools and solutions. We cannot assure you that the markets for our new modernization solutions will develop or reach the size we estimate or that our products and services will gain market acceptance. In addition, we devote significant financial resources to the development of new products. Our prospects must be considered in light of the risks and difficulties frequently encountered by companies dependent upon operating revenues from new product lines in emerging and rapidly evolving markets. Because of our limited experience in our principal markets and with our new products, we cannot assure you that our strategy for operating in these markets or selling these products will be successful. You should not rely on our historical results of operations as indications of future performance.

We may experience significant fluctuations in our annual and quarterly results, which makes it difficult for our shareholders to make reliable period-to-period comparisons and may contribute to volatility in the market price for our ordinary shares.

       Our quarterly and annual revenues, gross profits, and results of operations have fluctuated significantly in the past and we expect them to continue to fluctuate significantly in the future. These fluctuations are the result of risks related to the introduction of new products as described above and any of the following events:

       o adverse economic conditions in various geographic areas where our customers and potential customers operate;

       o      acquisitions and dispositions of companies;

       o timing of completion of specified milestones and delays in implementation;

       o      timing of product releases;

       o      timing of contracts;

       o increases in selling and marketing expenses, as well as other operating expenses; and

       o      currency fluctuations.

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

A delay in collection of our fees could result in cash flow shortages, which in turn may significantly impact our financial results.

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

Our ability to continue to develop and market the cross-platform products of our subsidiary, Mainsoft, is dependent upon the continuation of Mainsoft's licensing relationship with Microsoft.

         In August 1998, our subsidiary, Mainsoft Corporation, entered into a Windows secure-code licensing agreement. Pursuant to this agreement and the amendments thereto, Microsoft granted Mainsoft access to specified Microsoft source code, including new versions, service packs, and upgrade releases for Windows. Microsoft also granted Mainsoft distribution rights to the Windows object code licensed as a component in Mainsoft's products. Mainsoft's ability to continue to develop and market the cross-platform software solutions depends upon these license and distribution rights granted by Microsoft to Mainsoft. If Mainsoft's license agreement with Microsoft is terminated, our business, results of operations, and financial condition may be seriously harmed.

         We anticipate that in the future, we will pursue a source code license from Microsoft for any subsequent code we may benefit from. However, we cannot assure you that we will be able to negotiate successfully any additional license rights on a timely basis or at all, or that these license rights would be on terms acceptable to us. If we are unable to develop future products under a source code license agreement with Microsoft, we may encounter difficulties in selling updated versions of our cross-platform products and as a result, our business, results of operations, and financial condition could be materially adversely affected.

         The rights that Microsoft granted to Mainsoft are non-exclusive. We cannot assure you that Microsoft has not granted, or will not grant, similar or more extensive rights to use its technology on similar or more favorable terms to our existing or new competitors, which could have a material adverse effect on our ability to market our cross-platform products. Furthermore, we cannot assure you that Microsoft will not internally develop or otherwise acquire its own cross-platform development solution, thereby becoming a direct competitor of ours. The emergence of Microsoft as a direct or indirect competitor of ours would intensify competition in the environment in which we operate.

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

         On February 13, 2004, there were public reports that a leak of Microsoft source code had occurred on the Internet. These reports indicated that the source code contained trace references to the Mainsoft servers and personnel. Mainsoft's management team immediately adopted an open door policy of full cooperation with local authorities, the FBI, and Microsoft in their respective investigations. Mainsoft, through an internal investigation into the leak, confirmed that the code had come from one of their servers but was most likely extracted some time in 2001. All parties conducting investigations have found no trace of a security breach after that date. According to the FBI, the investigation is still active and they are proceeding with the investigation to date.

         While Mainsoft believes its relationship with Microsoft will continue on terms acceptable to us, a change in the relationship could materially adversely affect our business, results of operations, and financial condition.

If we are unable to accurately predict and respond to market developments or demands, our business will be adversely affected.

         The IT modernization business is characterized by rapidly evolving technology and methodologies. This makes it difficult to predict demand and market acceptance for our modernization tools and services. In order to succeed, we need to adapt the tools and services we offer to keep up with technological developments and changes in customer needs. We cannot guarantee that we will succeed in enhancing our tools and services or developing or acquiring new modernization tools and services that adequately address changing technologies and customer requirements. We also cannot assure you that the tools and services we offer will be accepted by customers. If our tools and services are not accepted by customers, our future revenues and profitability will be adversely affected. Changes in technologies, industry standards, the regulatory environment, customer requirements, and new product introductions by existing or future competitors could render our existing solutions obsolete and unmarketable, or require us to enhance our current tools or develop new tools. This may require us to expend significant amounts of money, time, and other resources to meet the demand. This could strain our personnel and financial resources.

If we fail to address the strain on our resources caused by changes in our company, we will be unable to effectively manage our business.

         We have recently undergone significant changes in our product offerings. This has placed and will continue to place substantial demands upon our management, systems, and resources, including our sales, project management, consulting personnel, and software development operations. These changes include developing and marketing new modernization tools and expanding the sales of our products further into the North American market. Our ability to manage any future changes or growth depends on our ability to continue to implement and improve our operational, financial, and management information control and reporting systems on a timely basis, and to expand, train, motivate, and manage our work force. If we cannot respond effectively to changing business conditions, our business, financial condition, and results of operations could be materially adversely affected.

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

         We derive a portion of our revenues from engagements on a fixed-price basis. We price these commitments upon estimates of future costs. We bear the risk of faulty estimates and cost overruns in connection with these commitments. Our failure to accurately estimate the resources required for a fixed-price project, to accurately anticipate potential wage increases, or to complete our contractual obligations in a manner consistent with the project plan could materially adversely affect our business, operating results, and financial condition. In addition, we may agree to a price before the design specifications are finalized, which could result in a fixed price that is too low, resulting in lower margins or losses to us.

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

If we fail to satisfy our customers' expectations regarding our solutions, our contracts may be cancelled and we may be the subject of damages claims.

         In the event that we fail to satisfy our customers' expectations from the results of the implementation of our solutions, or if we fail to timely deliver our solutions to our customers, these customers may suffer damages. When this occurs, customers can cancel our contracts. Any cancellation of a contract could cause us to suffer damages, since we might not be paid for costs that we incurred in performing services prior to the date of cancellation. In addition, from time to time we may be subject to claims as a result of not delivering our products on time or in a satisfactory manner. Such disputes or others may lead to material damages.

We are exposed to significant claims for damage caused to our customers' information systems.

         Some of the products, tools, and services we provide involve key aspects of our customers' information systems. These systems are frequently critical to our customers' operations. As a result, our customers have a greater sensitivity to failures in these systems than do customers of other software products generally. We have never been the subject of a material damages claim related to our modernization solutions or modernization services. However, if a customer's system fails during or following the provision of modernization solutions or services by us, or if we fail to provide customers with proper support for our modernization solutions, we are exposed to the risk of a claim for substantial damages against us, regardless of our responsibility for the failure. When possible, we limit our liability under our product and service contracts. However, we cannot guarantee that these limitations of liability, if any, would be sufficient to protect us against legal claims. We maintain professional errors and omissions and general liability insurance coverage. However, we cannot assure you that our insurance coverage will be sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. If we lose one or more large claims against us that exceed available insurance coverage, it may have a material adverse effect on our business, operating results, and financial condition. In addition, the filing of legal claims against us in connection with contract liability may cause us negative publicity and damage to our reputation.

If third parties assert claims of infringement against us, we may suffer substantial costs and diversion of management's attention.

         Substantial litigation over intellectual property rights exists in the software industry. We expect that software products may be increasingly subject to third-party infringement claims as the functionality of products in different industry segments overlaps. Although our products and services have never been the subject of an infringement proceeding, we cannot predict whether third parties will assert claims of infringement against us. In addition, our employees and contractors have access to software licensed by us from third parties. A breach of the non-disclosure undertakings by any of our employees or contractors may lead to a claim of infringement against us. Any claim, with or without merit, could:

       o      be expensive and time-consuming to defend;

       o      divert management's attention and resources; or

       o require us to enter into royalty or licensing agreements to obtain the right to use a necessary product or component.

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

         Our success and ability to compete are substantially dependent upon our internally developed technology. Most of our intellectual property consists of proprietary or confidential information that is not subject to patent or similar protection. Our employees and contractors have direct access to our technology. In general, we have relied on a combination of technical leadership, trade secret, copyright, and trademark law and nondisclosure agreements to protect our proprietary know-how. Unauthorized third parties may attempt to copy or obtain and use the technology protected by those rights. Any infringement of our intellectual property could have a material adverse effect on our business, financial condition, and results of operations. Policing unauthorized use of our products is difficult and costly, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States. We have placed, and in the future may place, certain of our software in escrow. The software may, under specified circumstances, be made available to our customers. We have also provided our software directly to customers. This may increase the likelihood of misappropriation or other misuse of our software.

We are exposed to litigation that could result in considerable financial liabilities.

         In July 2003, a former Liraz shareholder filed an application with the Tel-Aviv - Jaffa District Court to approve a claim filed by him against us, as a class action. The claim relates to the acquisition of Liraz shares, which we completed in March 2003. The shareholder alleges that the share price we paid to Liraz's shareholders in the tender offer and in a subsequent mandatory purchase was lower than the fair price of Liraz shares. The maximum amount of the claim is approximately $5.8 million in the aggregate. Under Israeli law, the court's approval is required for the plaintiff to represent all of the shareholders of Liraz who sold their shareholdings to us pursuant to the tender offer and the mandatory acquisition. The plaintiff has applied for such approval in the lawsuit. A preliminary hearing is scheduled for October 2004. Our management believes that the claim is without merit. However, if we are not successful in defending this claim, we could be exposed to considerable financial liabilities and as a result, our financial condition could be materially adversely harmed.

Our largest shareholder, Formula, controls a majority of our ordinary shares and influences the outcome of matters that require shareholder approval.

         Formula Systems (1985) Ltd. owns, as of May 21, 2004, 58.6% of our outstanding ordinary shares. Therefore, Formula has the power to control the outcome of most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. In addition, Dan Goldstein, a member of our board of directors and chairman of the board of Formula, and Gad Goldstein, the chairman of our board and a director, president, and chief executive officer of Formula, own, in the aggregate, 755,138 ordinary shares, representing 5.5% of our outstanding ordinary shares. These individuals have entered into agreements that require them to vote their shares as instructed by Formula. Accordingly, Formula is deemed to beneficially own approximately 64.2% of our outstanding ordinary shares.

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

The market price of our ordinary shares may be volatile and our investors may not be able to resell their shares at or above the price they paid, or at all.

         The stock market in general has recently experienced extreme price and volume fluctuations. The market prices of securities of technology companies have been extremely volatile, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations could adversely affect the market price of our ordinary shares. During 2002, for example, the market price of our ordinary shares traded on the NASDAQ fluctuated between $4.15 and $2.00, and during 2003, the market price of our ordinary shares fluctuated between $7.04 and $2.10. The market price of our ordinary shares may fluctuate substantially due to a variety of factors, including:

       o any actual or anticipated fluctuations in our or our competitors' quarterly revenues and operating results;

       o shortfalls in our operating results from levels forecast by securities analysts;

       o      public announcements concerning us or our competitors;

       o the introduction or market acceptance of new products or service offerings by us or by our competitors;

       o      changes in product pricing policies by us or our competitors;

       o      changes in security analysts' financial estimates;

       o      changes in accounting principles;

       o      sales of our shares by existing shareholders; and

       o      the loss of any of our key personnel.

         In addition, economic, political, and market conditions and military conflicts and in particular, those specifically related to the State of Israel, may affect the market price of our shares.

Future sales of our shares in the public market or issuances of additional securities could cause the market price for our ordinary shares to fall.

         As of May 21, 2004, we had 13,522,139 ordinary shares outstanding (excluding 1,870,565 held by two of our wholly owned subsidiaries). In addition, we have reserved 2,467,500 ordinary shares for issuance under our option plans. We also have certain commitments described below to issue BluePhoenix ordinary shares and register them for resale.

         We have made a commitment to purchase from First Israel Mezzanine Investors Ltd., known as FIMI, promissory notes issued by Intercomp Ltd., one of our affiliates, in an aggregate principal amount of $3.5 million plus interest accrued since January 2001 at an annual rate of 5%. Of the principal amount of such promissory notes, $2.33 million plus the interest accrued may be paid, subject to FIMI's approval, in BluePhoenix's ordinary shares. We also undertook to issue FIMI warrants to purchase up to 336,000 BluePhoenix's ordinary shares. We also agreed to register the shares underlying FIMI's option for resale. Under certain circumstances, we are obliged to register for resale the shares underlying FIMI's warrants.

For more information about the option and warrants granted to FIMI, see "Item 5.B. Liquidity and Capital Resources--Contractual Commitments and Guarantees."

         As part of a $5 million private placement we completed on March 30, 2004, we issued to each of the participating four institutional investors, convertible debentures and warrants exercisable into BluePhoenix's ordinary shares. If all such debentures, including interest, are converted into BluePhoenix's ordinary shares and the warrants are fully exercised, we would be required to issue to the investors up to 1,708,411 ordinary shares, subject to adjustments. Under certain circumstances, the investors are entitled to purchase additional convertible debentures and warrants, which if converted and exercised in full, would increase the number of issued shares by an additional 1,025,047 ordinary shares. In connection with the private placement, we agreed to file a registration statement for the resale of the ordinary shares underlying the convertible debentures and warrants.

         For more information about the $5 million private placement, see "Item 6.E. Share Ownership--Arrangements Involving the Issue of Blue Phoenix' Shares or Grant of Options to Purchase Shares--Convertible Debentures and Warrants Purchased by Institutional Investors."

         In addition, certain of our shareholders, holding in the aggregate 10,468,972 ordinary shares, have registration rights with respect to the shares they hold, including piggyback rights.

         If a large number of our ordinary shares are sold in a short period, the price of our ordinary shares would likely decrease.



We do not intend to pay dividends.

         BluePhoenix has never declared or paid cash dividends on its ordinary shares. We currently intend to retain any future earnings to finance operations and to expand our business, and therefore do not expect to pay any cash dividends in the foreseeable future.


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

         Additional risks inherent in our worldwide business activities generally include unexpected changes in regulatory requirements, tariffs and other trade barriers, costs of localizing products for foreign countries, lack of acceptance of localized products in foreign countries, longer accounts receivable payment cycles, difficulties in operations of management, potentially adverse tax consequences, including restrictions on the repatriation of earnings, and the burdens of complying with a wide variety of foreign laws. We cannot assure you that these factors will not have a material adverse effect on our future international sales and, consequently, on our business, operating results and financial condition.

Fluctuations in foreign currency values affect the prices of our products, which in turn may affect our business and results of operations.

         Most of our worldwide sales are currently denominated in dollars. A decrease in the value of the dollar relative to foreign currencies, in particular the euro, Danish kroner (DKK) and the new Israeli shekel (NIS) would make our products more expensive and increase our operating costs and, therefore, could adversely affect our results and harm our competitive position in the markets.

We are subject to multiple taxing jurisdictions. If we fail to estimate accurately the amount of income tax due in any of these jurisdictions, our net income might be affected.

         We operate within multiple taxing jurisdictions and are subject to taxation by these jurisdictions at rates higher than those to which we are subject in Israel. In addition, we may be subject to audits in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. In our management's opinion, we have made adequate provisions for income taxes for all past years. Although our management believes that its estimates are reasonable, we cannot assure you that the final tax outcome of these issues will not be different than those, which are reflected in our historical income tax provisions. Such differences could have a material effect on our income tax provision and net income in the period in which such outcome occurs.


Risks Relating to Operations in Israel

Political, economic, and military conditions in Israel could negatively impact our business.

         We are incorporated under the laws of the State of Israel, and certain of our key management personnel as well as certain of our research and development facilities are located in Israel. Although we generate most of our revenues from international markets, we nonetheless are influenced by the political, economic and military conditions affecting Israel. Major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, operating results and financial condition. Furthermore, several countries restrict business with Israeli companies. In addition, all nonexempt male adult citizens of Israel, including some of our officers and employees, are obligated to perform military reserve duty and are subject to being called for active duty under emergency circumstances. While we have operated effectively under these requirements since our incorporation, we cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our operations in Israel and our business may be adversely affected.

The tax benefits available to us from government programs may be discontinued or reduced at any time, which would likely increase our taxes.

         We receive tax benefits under Israeli government programs, particularly as a result of the "Approved Enterprise" status of certain of our operations in Israel. To maintain our eligibility for these programs and benefits, we must continue to meet specified conditions. If we fail to comply with these conditions in the future, the benefits received could be canceled and we could be required to pay increased taxes. We cannot assure you that these programs and tax benefits will continue at the same level in the future. If these tax benefits and programs are terminated or reduced, we could pay increased taxes in the future, which could decrease our profits.

It may be difficult to serve process and enforce judgments against our directors and officers in Israel.

         We are organized under the laws of the State of Israel. Most of our executive officers and directors are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or against any of those persons. It may also be difficult to enforce civil liabilities under United States federal securities laws in actions instituted in Israel.


ITEM 4. INFORMATION ON THE COMPANY

A.       History and Development of the Company

         We were incorporated in Israel in 1987 under the name A. Crystal Solutions Ltd. In 1996, we changed our name to Crystal Systems Solutions Ltd. In 2003, following the acquisition of Liraz Systems Ltd., we changed our name to BluePhoenix Solutions Ltd. Our registered office is located at 8 Maskit Street, Herzlia, 46120 Israel and our telephone number is 972-9-9526110. Our agent in the United States is Blue Phoenix Solutions USA Inc., 8000 Regency Parkway, Cary, NC 27511 United States and its telephone number is (919) 380-5100.

         Prior to the acquisition of Liraz, we conducted our international operations through our wholly owned subsidiaries, Crystal America Inc., in the United States, and Crystal Europe (1999) B.V., in Europe.

         In 2002, we acquired control of Liraz Systems Ltd. In 2003, we completed the acquisition of the remaining outstanding share capital of Liraz. Since 2002, we have run our worldwide operations through several additional wholly owned subsidiaries, named below:

         Name of Subsidiary                            Country of Incorporation
         --------------------------------              ------------------------
         BluePhoenix Solutions USA Inc.                United States
         IntraComp Group Inc.                          Unites States
         BluePhoenix Solutions Nordic ApS              Denmark
         BluePhoenix Solutions U.K. Ltd.               United Kingdom

         Name of Subsidiary                            Country of Incorporation
         --------------------------------              ------------------------
         BluePhoenix Solutions SRL                     Italy
         BluePhoenix Solutions GmbH                    Germany
         BluePhoenix Solutions B.V.                    The Netherlands
         BluePhoenix Solutions Ltd.                    Cyprus
         Alphatech (2000) Srl.                         Romania
         BluePhoenix Solutions Pty Ltd.                Australia

         For a discussion of our capital expenditures and divestitures, see "Item 4.B. Business Overview--Investments and Acquisitions" and "Item 5.B. Liquidity and Capital Resources."

B.       Business Overview

Our Business

         We develop and market unique enterprise IT modernization, or EIM, solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure and to effectively compete in today's environment. The combination of our comprehensive set of products and tools with our expert services methodology provides an efficient and cost-effective process for extending the return on investment of existing enterprise IT assets. Our solutions, which include technology for Understanding, Presentment, Migration, Remediation, and Redevelopment, allow companies to fully leverage their current systems and applications, speed up and reduce the cost of the renewal process, and effectively update their systems in order to adapt to new business demands.

         Our solution portfolio includes invasive and noninvasive software products, software tools and support services that address the most pressing challenges organizations and companies face today.

         Our solutions enable companies to:

       o      better understand and manage their IT systems and resources;
       o easily integrate packaged applications and build customized applications;
       o significantly decrease maintenance, human resource, and technology costs;
       o quickly migrate to modern databases, platforms, applications, and programming languages;
       o substantially transform applications and databases in order to address regulatory and business changes; and
       o directly gain access to cutting edge technology and new business channels.

         Our comprehensive enterprise technologies span mainframe, midrange, and client/server computing platforms. We have enhanced our expertise through the successful completion of projects for many large organizations over the past 17 years, establishing our credibility and achieving international recognition and presence. Based on our technology and that of our affiliates, we develop and market software products, tools, and related methodologies. We deliver our tools and methodologies together with training and support in order to provide enterprises with comprehensive solutions, primarily for the modernization of existing IT systems.

         In 1997, we gained international recognition and global presence by introducing our C-MILL conversion tool, which was developed based on our generic modernization technology. We delivered C-MILL together with consulting services, training, and support as a comprehensive conversion solution to solve the millennium problem. In 1997 and 1998, we derived substantially all of our revenues from millennium conversion projects. In 1999, we derived less than half of our revenues from millennium conversions, and since 2000, we have derived all of our revenues from providing legacy modernization and porting solutions.

         As part of our growth strategy, we sought opportunities to increase our revenue base through the acquisition of complementary products and services. This culminated in the acquisition of a controlling interest in Liraz in November 2002, and the purchase of the remaining outstanding interest in Liraz in 2003. Liraz's business includes the operations of BluePhoenix Solutions B.V. and its international subsidiaries. Through its subsidiaries, Liraz develops and markets the AppBuilder, a software product used for the development of sophisticated and robust applications needed by large enterprises. Liraz's large install base includes leading international banks and financial institutions, whose information systems operate in various legacy environments.

         We believe that following the Liraz acquisition, utilizing our combined broad technology offering and our worldwide marketing capabilities, we became a leading global player in the enterprise IT modernization market. In March 2003, Gartner, Inc., a leading technology market analyst, placed us in the leader quadrant of the legacy modernization market. With 12 offices in 10 countries, 5 full service delivery centers, and representatives, we provide our products and services worldwide.

Market Background

         Companies initiate IT modernization projects for a wide range of reasons, such as:

        o       maintaining a competitive edge in the market;
        o       addressing changing business needs;
        o       complying with new regulations
        o       reducing maintenance, human resource, and technology costs; or
        o gaining access to cutting edge technology and new business channels.

         Among the various alternatives to modernization, such as renewing legacy systems, buying packaged software, or rebuilding entire applications, enterprise IT modernization, or EIM, has proven to be the most efficient and viable way for companies to protect their existing investments. We provide a range of solutions designed to efficiently address the challenge of retaining the business knowledge built into the application code while updating the system to reflect new requirements.

         The EIM market is divided into the following categories:

         Enterprise IT Understanding--Application portfolio management solutions that enable companies to make informed strategic decisions regarding the future of their IT systems by automatically capturing multiple levels of operational and development information into a consolidated metadata warehouse. These tools facilitate global assessments and impact analyses of application assets, thus helping reduce costs, streamline working processes, and increase efficiency.

         Enterprise IT Presentment--Noninvasive solutions that enable companies to intelligently mine text and convert documents from any legacy system into Web-enabled formats. These tools help medium-large sized organizations offer their customers and employees immediate Web-based viewing and delivery of all their documents, including invoices, statements, bills, reports, and policies.

         Enterprise IT Migration--Solutions that enable companies to consolidate and eliminate a wide range of legacy technologies through automated migrations of applications, databases, platforms, programming languages, and data. These tools help reduce costs and resources, and minimize reliance on proprietary technology, sunset products, and dwindling skill sets.

         Enterprise IT Remediation--Solutions that enable companies to extend the life of their existing IT systems by quickly adapting to new regulatory changes and business requirements. These automated tools can be easily customized to fit any IT environment and corporate need, including data field adjustment, IT standardization, and system consolidation.

         Enterprise IT Redevelopment--Solutions that enable companies to mine existing applications by extracting business rules, data flows, and data models, and then reusing the proven code base to create more flexible Java/Web-based applications. These tools help reduce maintenance costs and resources and application development time-to-market.

Enterprise IT Understanding

         In the current lean budgetary environment, companies that want to extend the return on investment of their existing systems need to modernize their legacy systems. Since modernization projects are intricate and complex, the essential first step is a thorough review of existing IT assets.

         Our understanding solutions provide automated, detailed mapping of system-wide IT activity and the interconnections between all software components. This detailed road map serves as the basis for optimizing the reuse of existing IT systems, tailoring the modernization plan for the company's unique IT environment and corporate requirements, and reducing future ongoing maintenance costs.

         Modernization initiatives that need to be based on an in-depth examination of actual system elements include:

        o       building and rewriting enterprise-scale application components;

        o       implementing new technologies such as Web-enablement;

        o       integrating purchased and newly written applications;

        o       consolidating servers and applications;

        o migrating to more modern platforms, databases, applications, and languages;

        o transforming current applications to adapt to changing business standards; and

        o protecting against the loss of critical personnel and corporate knowledge base.

         Our integrated set of enterprise IT understanding solutions are designed to assist companies in achieving these goals by accurately mapping raw IT operational and development data, down to the program code level, into a consolidated enterprise-wide warehouse. The gathered information enables companies to keep track of system inventories, resources, and interrelationships and intelligently mine systems and application metadata.

         This enterprise-wide view can then be used for a variety of strategic purposes, including:

        o performing impact, cost, and trend analyses as well as ongoing tracking of IT resources, inventories, components, their usage and their interrelationships;
        o running business-logic analyses for business process identification, evaluation, extraction, transition, and enhancement;
        o achieving significant cost reductions through the elimination of unused products, unnecessary software upgrades, inefficient storage allocations, and wasteful CPU usage; and
        o providing more efficient application development by reusing systems and leveraging existing business rules.

         BluePhoenix(TM) IT Discovery--An application portfolio management system that provides fast and convenient access to application inventory, dependency, and operational information. This tool performs the complete audit necessary to enable companies to define and analyze all application assets in order to make informed decisions about ongoing modernization activities. IT Discovery provides the ability to analyze on a refreshable basis numerous technology environments, and from them extract and report on the interrelationships among the components that make up these environments. In this manner, it provides an organization the ability to discover information about its current systems, thereby insuring that ongoing decisions are made based on an accurate audit of the current environment.

 Enterprise IT Presentment

         Our enterprise IT presentment solutions enable companies to more effectively use the large amount of information produced by batch reports generated from legacy systems. The presentment process extracts and manages report and document content and then selectively redisplays it in graphical form over the Web. The results are easy to access, read, and distribute, fully secure, and do not require huge amounts of storage space.

         BluePhoenix(TM) PowerText--This product provides companies with the ability to define XML (Extensible Markup Language)-based data views from their existing reports. Each data view can be associated with an XSL (Extensible Stylesheet Language) definition used to create a graphical presentation of the data. This process enables data such as invoice numbers to be extracted from a character-based batch report and redisplayed as data on an actual invoice form. Original reports are fed though the listener-based PowerText that uses the created definitions to extract the XML views. Once extracted, they are stored in the view database requiring much less storage capacity than either scanned reports or the original character reports. Using PowerText's browser-based view selector, the XML views in the database can be displayed graphically using the associated XSL. They can also be downloaded directly as XML into any tool that supports XML input, such as Microsoft Excel.

Enterprise IT Migration

         Our comprehensive, integrated set of enterprise IT migration solutions enable companies to standardize and consolidate their IT systems by automatically converting and redeploying applications, databases, platforms, programming languages, and data that are implemented on outdated computing platforms.

         Buying a packaged application or rebuilding one can often be an expensive and risky proposition. Therefore, companies often look toward migrating their existing applications. This option is much more cost-effective and time-efficient as it leverages their existing investments in custom applications. Additionally, our migration solutions enable companies to operate their IT systems independently, without relying on previous technology support providers. Thus, the migration process provides significant cost savings on development, maintenance, and human resources.

         Our migration solutions provide numerous advantages, including:

        o significantly decreasing project costs, risk of errors, and time;
        o       preserving corporate business knowledge;
        o       substantially reducing dependency on scarce skill sets;
        o       solving problematic maintenance issues;
        o       enabling end-to-end project control and management;
        o directly supplying a full audit trail and documentation of all changes;
        o       minimizing system freeze time with a unique "refresh" feature;
                and
        o comprehensively working with most mainframe and non-mainframe platforms.

         The enterprise IT migration suite includes the following solutions:

         BluePhoenix(TM) DBMSMigrator--An automated migration tool that converts applications from nonrelational databases, such as IDMS, ADABAS, and VSAM, to relational databases, such as DB2 and Oracle. The tool performs automated conversions that provide companies with fully functional compliance for source and target applications and minimal application, functional, and logical program flow changes. DBMSMigrator leaves no residuals, emulation software, or translation procedures and allows system support to continue uninterrupted during the migration project. As a result of the conversion process, the migrated database operates more efficiently, is easier to maintain, and contains complete documentation of the customer's knowledge base and guidelines.

         BluePhoenix(TM) PlatformMigrator--An automated migration tool that converts a range of platforms, including VSE, MVS, and Bull GCOS, and can be customized to fit the unique IT configuration and business rules of each customer site. The tool converts platforms to a pure, native installation so that programs are not required to run under emulation or through translation techniques. PlatformMigrator solutions assist companies with maintaining service levels, setting and upgrading standards, implementing the new IT environment, training IT users, implementing new facilities like a security system or a batch scheduler, and testing for functional equivalence.

         BluePhoenix(TM) LanguageMigrator--An automated migration tool for converting 4GLs (fourth generation languages). Our tool is currently capable of converting COBOL, ADSO and COOL:Gen. This reliable, time-efficient, and comprehensive solution enables site-wide installation, simultaneous testing, and implementation of batch programs. In addition, LanguageMigrator identifies the compatibility of the code, converts it to the new standards required by customers, and analyzes converted programs to identify potential problems. For more information about future developments of this tool, see "Research and Development."

         BluePhoenix(TM) DataMigrator--A Windows-based tool for migrating data between various data system environments. Coupled with a step-by-step proven methodology, the tool provides a fully structured but still versatile automated data migration process. DataMigrator enables full control of source and target data definitions resulting in consistent, accurate, highest quality target data with no data loss, and efficient utilization of available resources. In addition, it provides support for partial or incremental migration and for multiple run-time environments.

         BluePhoenix(TM) eXperanto--A software product that enables mainframe applications to operate via the Web and other technology channels. eXperanto is currently being further developed to provide an end-to-end solution by handling the Web interface while developing attractive applications without the associated training and management burden of other solutions. For more information about eXperanto, see "Research and Development."

Enterprise IT Remediation

         Our integrated set of enterprise IT remediation solutions enable companies to extend the life of their existing IT systems when faced with ongoing regulatory changes and new business requirements. Our remediation solutions address a variety of corporate needs and include:

         BluePhoenix(TM) Remediator--The core technology used by all of the BluePhoenix remediation solutions. BluePhoenix Remediator uses a rule-driven approach to automate data field adjustment and identify code associated with various data fields. This unique and flexible technology solution was developed for complex, large-scale data field length, type, or structure modification. This tool has so far been used in successful conversions of close to 1 billion lines of code. Coupled with a well-tested four-step methodology, it provides support for all major conversion strategies and for a wide range of mainframe, midrange, and AS/400 platforms, covering a wide range of database management systems, languages, source and load libraries, databases, and files.

         BluePhoenix(TM) GTIN/UPCEnabler--A comprehensive solution that ensures the success of GTIN (global trade identification number) and 2005 Sunrise compliance projects, it is based on a unique, flexible technology developed for complex and large-scale modifications to data field length, type, and structure. The tool accelerates the compliance process and provides enhanced control over large-scale changes. Additionally, modifications are made simultaneously and tested as a whole, thus minimizing maintenance freeze time. GTIN/UPCEnabler is available for MVS and Unix systems written in most popular programming languages, using various databases and file structures.

         BluePhoenix(TM) EuroEnabler--A highly automated, rules-based tool that enables a step-by-step, comprehensive euro conversion process. The tool fully preserves system and data integrity and helps maintain the usual level of system application development and maintenance throughout the process.

         BluePhoenix(TM) LiraEnabler--A rule-based tool that enables a step-by-step, comprehensive Turkish Lira conversion process. LiraEnabler provides several distinct benefits that simplify the transition effort and assure the success of the redenomination project.

         In addition, we market specialized remediation tools that include the following:

         OS/390 (MVS) standardization--A tool that migrates the applications, databases, and data that need to be modified when consolidating or rationalizing multiple OS/390 systems or logical partitions. Integrated facilities may also require conversion, including security, batch schedulers, tape management, and disk management systems.

         Naming conventions--An automated tool for standardizing naming conventions that greatly facilitates the process of system consolidation. Since all resources being converted must be changed in parallel, changing system component naming standards is such a large task that a manual solution is not realistic. This tool provides a single integrated solution for the challenge of handling the multi-dimensional technical aspects of the consolidation of IT systems.

         Consolidating security systems--Since there is a significant difference in the approach and internal structure of security facilities in a customer's IT systems, consolidating logical partitions that use the same product can still be complex. Our automated tool facilitates this process, minimizes the freeze time and increasing the reliability of the consolidated system.

Enterprise IT Redevelopment

         Enterprise IT environments are complex, and can prevent companies from quickly and easily adapting to new business needs and requirements. The more companies can organize and understand their applications, the faster they can adapt to inevitable change. While organizations are mostly satisfied with the existing business functionality of their applications, they usually want to improve their business processes and leverage technologies such as Web-enabled and service-oriented architectures. Additionally, they are eager to find a way to lower their maintenance costs, which consume 70-80% of total IT spending.

         Our enterprise IT redevelopment suite enables companies to efficiently mine, reuse, and rewrite their existing applications, thus incrementally redeveloping their legacy systems, extending them into new technologies, and saving on development and programmer costs.

         BluePhoenix(TM) AppBuilder--Our primary redevelopment environment is used for managing, maintaining, and reusing the complicated applications needed by large businesses. It provides the infrastructure for enterprises worldwide, across several industries, with applications running millions of transactions daily. Enterprises using AppBuilder can build, deploy, and maintain large-scale custom-built business applications for years without being dependent on any particular technology. AppBuilder acts like a virtual application warehouse, keeping the underlying structure of the system in an organized framework such that developers can easily understand it. This allows companies to reuse critical business components, realizing a long-term return on investment for both new and existing applications. AppBuilder allows developers to focus on the application's business processes rather than its deployment, by generating the code needed to run any technology, COBOL to HTML, Java to XML.

         Visual MainWin(R) for the Unix and Linux platforms (formerly MainWin)--Visual MainWin(R) for the Unix and Linux platforms is an advanced application-porting platform that enables IT organizations to develop applications in Visual C++ and deploy them natively on Unix and Linux without the investment that is usually associated with such an undertaking.

         Customers continue to choose Unix due to its reliability and scalability in production environments, despite the wide popularity of Windows-based systems for application development and smaller departmental production applications. As a result, enterprises confront not only the complexity inherent in these heterogeneous computing environments, but also the higher costs of developing, maintaining, and updating applications for multiple systems. Using our Visual MainWin(R) products, independent software vendors and enterprise IT professionals can develop software applications using the powerful Windows development tools and then quickly and efficiently deploy those Windows applications natively on Unix systems.

         The uniqueness of the Mainsoft solution is its ability to recompile Windows application source code on Unix, creating natively executable code, which consequently achieves native Unix performance levels. In addition, our remote development technology enables Windows developers to build native Unix applications from within the comfort of the familiar Microsoft Visual Studio interface. This enables development teams to focus on a single development environment while leveraging the resulting code onto multiple platforms, saving valuable time and money. Developers, therefore, focus on adding revenue-generating functionality rather than on software porting.

         Mainsoft has entered into a licensing agreement with Microsoft, pursuant to which Microsoft granted Mainsoft access to specified Microsoft source code, including new versions, service packs, and upgrade releases for Windows. Microsoft also granted Mainsoft distribution rights to the Windows object code licensed as a component in Mainsoft's products.

         Visual MainWin(R) for the J2EE platform--In February 2004, Mainsoft launched its new generation product: Visual MainWin(R) for the J2EE platform (formerly named Grasshopper). The Visual MainWin(R) for J2EE Platform is a cross-platform development solution that bridges the .NET/J2EE divide, enabling Visual Basic .NET and C# developers to develop J2EE Web Applications and Web services using the Visual Studio .NET development environment. According to the Gartner Group, conflicting standards for developing and deploying the next generation of enterprise applications and Web services are inflating development costs and driving productivity losses in medium- and large-scale enterprises. Gartner estimates that 95% of these enterprises will support both Microsoft's .NET and Sun's J2EE platforms through 2006. With Visual MainWin(R) for the J2EE platform, .NET and Java developers can accelerate J2EE development by co-developing Web applications and Web services. Visual MainWin(R) also eliminates .NET/J2EE server integration costs by enabling ASP.NET applications to be deployed on industry-leading J2EE application servers, such as BEA Weblogic, IBM WebSphere or Tomcat.

Investments and Acquisitions

         In order to enhance our solutions and services portfolio, we have been pursuing a strategy of adding new technologies to our suite of automated modernization tools. We implement this strategy via internal development of new software tools and through acquisitions and investments. Accordingly, we devote significant resources to the development and marketing of new software modernization tools, and invest in businesses that develop software tools that are complementary to our existing portfolio. Following is a description of our investments and acquisitions, which form a part of our business as described above.

         Liraz. In November 2002, we purchased through a share exchange transaction, approximately 86% of the outstanding share capital of Liraz, an international software and services company, developing and marketing the AppBuilder, then publicly traded on the TASE. As part of the share exchange transaction, we issued to Liraz's selling shareholders, including Formula, 3,478,624 of our ordinary shares, constituting an aggregate of 26% of our outstanding share capital. In two public tender offers that we published in December 2002 and March 2003, we purchased additional shares of Liraz representing 9% of the outstanding share capital of Liraz. In March 2003, pursuant to the provisions of the Israeli Companies Law, we purchased the remaining outstanding share capital of Liraz. The total aggregate amount of those cash purchases was $2.7 million. Following these transactions, we currently hold the entire outstanding share capital of Liraz. During 2003, we assimilated and integrated Liraz's infrastructure, management, personnel and sales and marketing activities within our business, and we are in the process of integrating Liraz's technology, products, service offerings and research and development activities within our business. For more information about the AppBuilder, see "Enterprise IT Redevelopment--BluePhoenix AppBuilder."

         Mainsoft. Since 1999, we purchased, in a series of transactions, 57.5% of the outstanding share capital of Mainsoft, for aggregate consideration of approximately $17.2 million. These holdings include the exercise of a warrant in May 2003, pursuant to which we purchased 630,000 shares of Mainsoft for an aggregate of $378,000. We believe that our controlling interest in Mainsoft, the developer and marketer of the Visual MainWin(R) products, including Visual MainWin(R) for J2EE, enables us to address customer needs across a wide range of computing platforms, from mainframe through midrange and workstations. We also believe that holding a controlling interest in Mainsoft positions us as a specialized cross-platform software solutions provider. For more information about Mainsoft's products, see "Enterprise IT Redevelopment--Visual MainWin(R) for the Unix and Linux platforms; Visual MainWin(R) for J2EE Platform."

         IntraComp. IntraComp Group Inc. provides migration and conversion services for large-scale systems and back-end integration services. In the second quarter of 2000, we acquired a 52% controlling interest in IntraComp for aggregate consideration of $3.2 million. In the fourth quarter of 2000, we increased our shareholdings in IntraComp to 53% by investing an additional $240,000. In addition, as of May 21, 2004, we lent to IntraComp an aggregate amount of $2.3 million. During the second quarter of 2003, we purchased from the other shareholders of IntraComp the remaining outstanding share capital of IntraComp for consideration to be calculated based on IntraComp's cumulative earnings before interest and taxes during the three-year period commencing on January 1, 2003, subject to certain conditions. Under the agreement with the selling shareholders, a down payment on account of the consideration will be made in August 2004 and the balance is due in February 2006, based on a final report of IntraComp's earnings. Following the purchase of the entire interest in IntraComp, we integrated IntraComp's business completely into ours. For more information about IntraComp's solutions, see "Enterprise IT Migration--BluePhoenix PlatformMigrator."

         SCH. We wholly own SCH Software Conversion House Ltd., a developer and marketer of software conversion tools and services for midrange environments. We completed the acquisition of the outstanding share capital of SCH in 2001. Since its formation in 1994, SCH has focused on providing cost-effective technology enhancement tools and solutions for enterprise IT migrations and conversions for midrange computer environments.

         MultiConn. In 1999, we acquired 51% of the outstanding share capital of M.S.I. MultiConn Solutions International (1995) Ltd., referred to as M.S.I. MultiConn, and in 2000, we increased our shareholdings in M.S.I. MultiConn to 60%. Effective as of January 2004, the other shareholders of M.S.I. MultiConn transferred their entire holdings in M.S.I. MultiConn to us. We currently wholly own M.S.I. MultiConn and finance its activities. M.S.I. MultiConn develops, through an affiliate, MultiConn Technologies, and markets eMulticonn and related solutions, referred to as eXperanto. During 2000 and 2001, we lent to MultiConn Technologies $2.1 million. Effective as of December 2002, we exercised an option to convert $1 million of the loan into shares of MultiConn Technologies and as a result our holdings increased to 60%. Following a transaction entered into between us and the other shareholders of MultiConn Technologies in 2004, we currently hold 40% of the outstanding share capital of, and have an option to increase our holdings in, MultiConn Technologies to 60% of the outstanding share capital. In May 2004, we provided on behalf of MultiConn Technologies a guarantee in the amount of $300,000. In 2002 and 2003, we wrote down $1.8 million and $350,000, respectively, of the balance of our investments and loans to MultiConn Technologies, due to the impairment of the investment and limited visibility of repayment. For more information about eXperanto, see "Enterprise IT Migration--eXperanto."

         Intercomp. In 1998, we invested in Intercomp Ltd., which has developed a set of automated analysis and reengineering tools for legacy COBOL applications. During 2002 and 2003 Intercomp has focused its efforts on the development of software tools that comprise a part of BluePhoenix LogicMiner. For more information about LogicMiner, see "Research and Development--Enterprise IT Understanding--BluePhoenix LogicMiner."

         In the first quarter of 2004, we exercised an option to purchase additional shares of Intercomp, increasing our shareholdings in Intercomp to 62%. In the fourth quarter of 2003, we exercised an option to purchase from Intercomp certain technology for an aggregate of $1.9 million. In addition, we undertook to pay to Intercomp royalties of 25% of the revenues generated from the purchased technology. In connection with the purchase of Intercomp's technology, we assumed the rights and obligations of Intercomp under a distribution agreement, pursuant to which Intercomp granted rights to a distributor to further develop and distribute Intercomp's products. As of December 31, 2003, we lent to Intercomp an aggregate of approximately $1.8 million, which are convertible into preferred shares of Intercomp, subject to certain conditions.

         In April 2004, a shareholder of Intercomp comprised of several funds acting through their general partner, Israel Infinity Venture Capital Partners Ltd., referred to as Infinity, granted us a call option to purchase its entire holdings in Intercomp, exercisable until April 1, 2006. If we do not exercise such option, Infinity will have a put option to cause us to purchase Infinity's entire holdings in Intercomp, exercisable during a period of six months commencing in April 2006. If either of the options is exercised, we shall be obliged to issue to Infinity, as consideration for Intercomp's shares, 100,000 BluePhoenix ordinary shares and an additional amount of shares to be calculated based on revenues generated from the sale of licenses to use Intercomp's products. The shares will be subject to a lock-up period until April 1, 2006. We may, at our option, pay to Infinity the cash equivalent of such shares which will be calculated according to the average closing price of BluePhoenix shares during the 20 trading days prior to the exercise of any of the options.

         We have granted to FIMI, a creditor of Intercomp, a put option to sell to us convertible promissory notes issued to FIMI by Intercomp in an aggregate principal amount of $3.5 million. For more information about this transaction, see "Item 5.B. Liquidity and Capital Resources--Contractual Commitments and Guarantees."

         Alexandria. During 1999, we purchased 19% of the outstanding share capital of Alexandria Migration Technologies Ltd., which develops DBMSMigrator (formerly known as C-MIDAS). In September 2002, we entered into an agreement with the other shareholder of Alexandria to purchase his entire shareholdings in Alexandria, constituting 81% of Alexandria's outstanding share capital, for an aggregate amount of $585,000. As a result, we currently wholly own Alexandria and its entire activity is integrated within our business. For more information about the DBMSMigrator, see "Enterprise IT Migration--BluePhoenix DBMSMigrator."

         CePost. In January 2004, we purchased the entire outstanding share capital of CePost Ltd., an Israeli company that develops and markets software solutions for electronic document mining, management and presentment. Pursuant to the purchase agreement, we paid to the shareholders of CePost $172,500 and issued to them 31,500 BluePhoenix ordinary shares. In addition, we undertook to pay to the sellers royalties from CePost's revenues in an amount ranging between $120,000 and $1.5 Million. At our option, we may pay the royalties in

BluePhoenix ordinary shares. For more information about CePost's software solutions, see "Enterprise IT Presentment--BluePhoenix PowerText."

         Outlook. Effective as of January 2004, we acquired from an Israeli company, Outlook Systems Ltd., through our new wholly owned subsidiary, Outlook & BluePhoenix Ltd., Outlook Systems' entire business activities in Israel in the field of software development services. Pursuant to the purchase agreement, we hired 31 employees previously employed by Outlook Systems and assumed all the obligations in respect of the purchased activity. These obligations include the extension of a guarantee to banks with respect to loans in an aggregate amount of $720,000 plus interest accrued, to be repaid by us by February 15, 2007. In addition, under the purchase agreement, we undertook to pay to the shareholders of Outlook Systems in the first quarter of 2007, an amount equal to between 5 and 7 times of the average operating profit of Outlook & BluePhoenix Ltd. in the years 2004, 2005 and 2006, less an amount of $720,000.

         Tesnet. Effective as of January 1999, we acquired 32% of the outstanding share capital of Tesnet--Software Testing Ltd., a provider of testing and software quality assurance services, for an aggregate amount of $2.0 million that we paid during 1999 and 2002. In February 2000, Tesnet consummated a public offering of its shares on the Tel Aviv Stock Exchange. Net proceeds from the offering were $9.5 million. As a result, we recorded a capital gain of approximately $1.0 million. During 2000, we sold a portion of our holdings which constitutes 3% of the outstanding share capital of Tesnet, and in the first quarter of 2004, we sold our entire remaining holdings in Tesnet. As a result, we currently do not hold any interest in Tesnet.

         Alphatech. In December 2002, we purchased from Intercomp, our affiliate, a 65% controlling interest in Alphatech (2000) Srl. for aggregate consideration of $100,000. Alphatech, a company incorporated in Romania, provides software development services.

         SDC. In October 2002, Liraz, through a wholly owned subsidiary, acquired from SDC FinansSystems A/S, a company incorporated in Denmark, its IT development services activities relating to customers in the banking sector in Denmark. Pursuant to the purchase agreement, we assumed all the obligations in respect of the purchased activity and hired 100 employees, of which 30 employees were dismissed during the first quarter of 2003. The seller agreed to reimburse us for any costs associated with such dismissals. The aggregate consideration paid for the purchased activity and goodwill was $800,000. In addition, we entered into an agreement with two of the seller's shareholders, pursuant to which the shareholders have purchased from us IT development services.

         Level 8. As of May 21, 2004, we hold shares and several capital instruments, including warrants and rights to receive warrants exercisable into shares of Level 8 Systems Inc. If we exercise these capital instruments in full, our shareholdings in Level 8 would reach 4%. During 2003 and in the first quarter of 2004, we sold substantially all of the preferred stock of Level 8 then held by us for $624,000. In 2003, we purchased 444,444 ordinary shares of Level 8 for $200,000. In addition, as of May 21, 2004, we extended to Level 8 guarantees of approximately $2 million in the aggregate. As consideration for the extension of such guarantees, which will be outstanding until November 2004, we have been issued 300,000 Level 8 ordinary shares.

Customers

         We provide our modernization solutions directly or through our strategic partners, such as IBM, Capgemini, EDS, Cook Systems, Temenos, Millennium and TACT. Additionally, from time to time, other IT services companies license our technologies for use in modernization projects in various markets.Our customers include, among others:


        Financial Services            Insurance                       Other Industries
        ------------------            ---------                       ----------------

        o   CharlesSchwab             o   Alecta (Sweden)             o   Bell Canada
        o   CitiBank (USA)            o   AXA (UK)                    o   Department of Immigration
                                                                          (Australia)
        o   Credit Suisse             o   LACERA (USA)                o   Safeway (USA)
        o   Fidelity                  o   LBS (Germany)               o   Shaw Industries(USA)
        o   Friends Provident (UK)    o   Mutual of America           o   Underwriters Laboratories
                                                                          (USA)
        o   FSB (Sweden)              o   National Nederlanden        o   Safeway (USA)
                                          (Netherlands)
        o   Merrill Lynch (USA)       o   Phoenix (Israel)            o   Siebel
        o   RSI (Spain)                                               o   Cognos
        o   SDC (Denmark)                                             o   I2
                                                                      o   Dassault
                                                                      o   Mentor Graphics

         One customer accounted for 14% of our revenues in 2003.

         The following table summarizes the revenues from our tools and services by geographic regions for the periods indicated:

                                                  Year ended December 31,
                                            -----------------------------------
                                              2003        2002           2001
                                              ----        ----           ----
                                                      (in thousands)
          United States                      $18,520      $20,847      $21,428
          Europe (other then Denmark)         19,799        7,785        8,518
          Denmark                              8,997        2,530            -
          Israel                               3,986        4,636        7,482
          Other                                3,038          870        1,010
                                              ------       ------       ------
          Total                              $54,340      $36,668      $38,438

Research and Development

         In order to maintain our position as a market leader in the IT modernization market, we are focusing our development efforts on further enhancements to current solutions, as well as addressing newly emerging aspects of the modernization market. We are planning additional software development activities to extend our modernization solutions by leveraging our technological skills to create added value for our customers and to generate additional business opportunities.

         The next generation of our solutions will be extended to address the entire modernization process from legacy systems to modern platforms. We have started to develop our next generation of products and tools, which will allow the fluent transformation of legacy code to state-of-the-art platforms, such as J2EE and .NET. The new generation of solutions is composed of products and tools in several EIM categories.

Enterprise IT Understanding

         Application Portfolio Management--By further productizing our existing scanning technology and combining it with the additional technology licensed from Merrill Lynch, our IT Discovery product will provide the basis for legacy understanding needed by the rest of our modernization solutions, and in addition it will also directly address the newly emerging application portfolio management (APM) challenge. This market addresses organizations' needs to understand their current systems and to manage them on an ongoing basis.

         BluePhoenix(TM) LogicMiner--A comprehensive solution that mines IT development data and extracts business rules from the legacy code, thus providing IT departments with a better understanding of their IT environments. This tool retains past investments in software assets by producing reusable code objects or descriptive data that can later be used for improving the quality of the legacy code, rewriting the legacy application, or building a full modernization plan. LogicMiner decreases maintenance costs and efforts and increases a system's manageability, while eliminating rules that no longer apply to current business procedures.

Enterprise IT Presentment

         Report-IT --In the area of noninvasive modernization or legacy wrapping for customers looking for a "quick and easy" modernization payback, we are continuing to enhance our PowerText report-to-Web technology acquired through our wholly owned subsidiary CePost. In addition, CePost has recently reached a joint development agreement with Elixir Technology, a company headquartered in Singapore. Elixir develops and markets e-Reporting solutions. Elixir has recently introduced an innovative mobile reporting solution that provides an auto-matched ease of publishing of corporate information to any Java or XHTML-enabled mobile devices. CePost and Elixir are developing together the Report-IT an XML-based reporting and output management solution for legacy systems, based on text files source.

Enterprise IT Migration

         Fourth generation language Migration--4GL migrations are also consistent with our approach of using automated migration techniques when the legacy system is relatively clean and no architectural changes are required. We intend to further provide a unique approach to language migration that maximizes the organization's capabilities to recover the investment already made in legacy systems. Our next target languages are Mantis and PowerBuilder.

         EXperanto--Technology owned by MultiConn Technologies is currently being further developed to enable mainframe applications to access web services, in a standard and simplified path.

Enterprise IT Redevelopment

         Re-Builder (code name)--We are addressing application redevelopment as an alternative to automated migration, when legacy code quality is poor or architectural changes are required as part of the application migration. In particular, application redevelopment provides a second generation approach to the very large and rapidly growing market for migrating COBOL to J2EE or .NET, a migration that involves extensive architectural changes to the application. This market requires tools that can mine core business rules from legacy applications and then recombine these rules into applications in the new J2EE and .NET architectures. To address this we are integrating IT Discovery, the logic mining capabilities of the technology acquired from Intercomp and the AppBuilder repository and regeneration capabilities into a complete products suite addressing application redevelopment.

         Visual MainWin(R) for J2EE Platform--Mainsoft's Visual MainWin(R) for the J2EE platform, launched in February 2004, is a cross-platform development solution that bridges the .NET/J2EE divide, enabling Visual Basic .NET and C# developers to develop J2EE Web applications and Web services using the Visual Studio .NET development environment.

         With Visual MainWin(R) for the J2EE platform, .NET and Java, developers can accelerate J2EE development by co-developing Web applications and Web services. Visual MainWin(R) also eliminates .NET/J2EE server integration costs by enabling ASP.NET applications to be deployed on industry-leading J2EE application servers, such as BEA Weblogic, IBM WebSphere or Tomcat.

         In 2003, the Microsoft Intermediate Language to Java Byte code compiler and all required initial steps of integration with Visual Studio .NET have been completed. In 2004, Mainsoft plans to achieve enterprise quality and to add new functionalities. These additional developments are planned to include: support of new c# features, support portals standards and support new release of Visual studio .NET and new Java standards.

Costs and Grants

         We employ 120 employees in our software development departments. Our development expenditures were $8.1 million in 2003, $7.4 million in 2002 and $8.9 million in 2001. Certain of our new product development projects have been awarded research grants that are repayable as royalties.

         Mainsoft--Through December 31, 2003, our subsidiary, Mainsoft, accrued an aggregate of approximately $570,000 in grants from the OCS for the development of Visual MainWin(R) for J2EE. Royalties of 3% are payable to the OCS on sales of Visual MainWin(R) for J2EE, up to 100% of the dollar-linked grant received in respect of the funded product. As of May 21, 2004, Mainsoft has paid to the OCS the royalties that were required to be repaid. Mainsoft has submitted to the OCS an application for obtaining research and development grants for 2004, which is pending approval.

         CePost--As of January 1, 2004, our subsidiary CePost, accrued an aggregate of approximately $250,000 in grants from the OCS for the development of PowerText. Royalties of 3% are payable to the OCS on all sales of PowerText up to 100% of the dollar-linked grant received. As of May 21, 2004, CePost has paid to the OCS the royalties that were required to be repaid.

         In the first quarter of 2004, the Singapore-Israel Industrial Research and Development Foundation agreed to provide CePost together with a company incorporated in Singapore, financing for the development of Report-IT. Accordingly, the foundation agreed to award CePost up to $100,000 payable according to an agreed upon schedule. CePost is required to repay that amount in payments based on sales of the Report-IT up to the amount of the grant.

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

Competition

         The modernization market in which we operate is highly competitive. The principal competitive factors affecting the market for our modernization solutions include:

        o       product functionality, performance, and reliability;
        o       technical range of the offered solutions;
        o       integration between the offered solutions;
        o       availability of experienced personnel;
        o       prices;
        o ability to respond in a timely manner to changing customer needs;

        o       ease of use; and
        o       quality of support.

         Competition in the enterprise IT modernization field is, to a large extent, based upon the functionality of the tools. Vendors in this market address the evolutionary modernization of legacy systems in different ways, and therefore do not always compete directly with others in the market. Many small vendors address only a small part of the market, whereas only a few offer a comprehensive and integrated solution set which can provide answers for most of the modernization challenges that companies currently face.

         Our principal competitors consist of system integrators and tool vendors, including leading software developers, who enable customers to replace or modernize their legacy systems. Major system integrators in the market include IBM, Capgemini, and EDS. IBM has established legacy modernization as a strategic pillar of its long-term application development strategy. IBM has a specific, dominant advantage in the underlying application development infrastructure associated with many legacy environments (predominantly IBM mainframes) and it has a large service capability. We cooperate with some of these system integrators in providing specific solutions. Although all of them provide solutions for the modernization of enterprise systems, each player focuses on different niches. In addition, we face competition from niche companies operating in each of the five principal areas of the enterprise IT modernization market:

        o       Enterprise IT Understanding;
        o       Enterprise IT Migration;
        o       Enterprise IT Remediation;
        o       Enterprise IT Redevelopment; and
        o       Enterprise IT Presentment.

         For example, Micro Focus International markets its solutions to the COBOL market, Software Technologies addresses the Natural/ADABAS arena, and other competitors focus on collecting sufficient information about application portfolios to enable improved working processes. Other solution developers provide legacy and distributed repository solutions that are important for a variety of modernization processes.

C.       Organizational Structure

         We are part of the Formula group, a global IT solutions and services group headquartered in Israel. The Formula group is principally engaged in providing software consulting services, developing proprietary software products, and providing computer-based business solutions. The Formula group delivers its solutions in over 50 countries worldwide to clients with complex IT services needs, including a number of "Fortune 1000" companies. We are a subsidiary of Formula Systems (1985) Ltd., or Formula, which holds directly 58.6% of our ordinary shares and, through voting agreements with Dan Goldstein, a director of our company and Formula's chief executive officer and chairman of the board of directors, and Gad Goldstein, the chairman of our board and Formula's president, beneficially own 64.2% of our ordinary shares.

         Following is a list of our significant subsidiaries, their country of incorporation, and proportion of our ownership interest in them, as of May 21, 2004:

                                     Country of                Proportion of
    Name of Subsidiary              Incorporation            Ownership Interest
    ------------------              -------------            ------------------

BluePhoenix Solutions B.V.         The Netherlands                  100%

Liraz Systems Ltd.                 Israel                           100%

Mainsoft Corporation               United States                    58%


D.       Property, Plants and Equipment

         We, together with our subsidiaries and affiliates, currently occupy approximately 10,000 square meters of office space. The aggregate annual rent we paid for these facilities in 2003 was $2.2 million. The following table presents certain information about our facilities and the terms of lease of these facilities.


------------------------- ------------------------- ---------- --------------------- ----------------------
   Country and State                City              Sq.         Expiration           Annual anticipated
                                                     Meters                           rental fees in 2004
                                                                                        in thousands US$
------------------------- ------------------------- ---------- --------------------- ---- -----------------
Israel                    Herzlia                       1,400  December 2006                       300
------------------------- ------------------------- ---------- --------------------- ---- -----------------
Israel                    Tel Aviv                        400  Monthly renewal                      60
------------------------- ------------------------- ---------- --------------------- ---- -----------------
Israel                    Holon                           250  February 2005                        50
------------------------- ------------------------- ---------- --------------------- ---- -----------------
Israel                    Lod                           1,100  June 2006                           140
------------------------- ------------------------- ---------- --------------------- ---- -----------------
Israel                    Azor                            450  August 2004                          75
------------------------- ------------------------- ---------- --------------------- ---- -----------------
USA, North Carolina       Cary                          1,300  May 2006                            260
------------------------- ------------------------- ---------- --------------------- ---- -----------------
USA, California           San Jose                        700  September 2006                      150
------------------------- ------------------------- ---------- --------------------- ---- -----------------
USA, Indiana              South Band                      700  December 2004                       120
------------------------- ------------------------- ---------- --------------------- ---- -----------------
Denmark                   Ballerup                      2,600  Monthly renewal                     270
------------------------- ------------------------- ---------- --------------------- ---- -----------------
Germany                   Frankfurt                       270  November 2004                        70
------------------------- ------------------------- ---------- --------------------- ---- -----------------
Netherlands               Amsterdam                       130  June 2005                            25
------------------------- ------------------------- ---------- --------------------- ---- -----------------
Romania                   Bucharest                       400  August 2005                          60
------------------------- ------------------------- ---------- --------------------- ---- -----------------
United Kingdom            Uxbridge                         40  July 2004                            75
------------------------- ------------------------- ---------- --------------------- ---- -----------------





------------------------- ------------------------- ---------- --------------------- ----------------------
   Country and State                City              Sq.         Expiration           Annual anticipated
                                                     Meters                           rental fees in 2004
                                                                                        in thousands US$
------------------------- ------------------------- ---------- --------------------- ---- -----------------
Cyprus                    Nicosia                         300  June 2005                            45
------------------------- ------------------------- ---------- --------------------- ---- -----------------
Italy                     San Felice                      150  November 2005                        30
                          Segrate--Milano
------------------------- ------------------------- ---------- --------------------- ---- -----------------
Total                                                  10,190                                    1,730
------------------------- ------------------------- ---------- --------------------- ---- -----------------

         If, in the future, we determine that we need additional space to accommodate our growth, we believe that we will be able to obtain this additional space without difficulty and at commercially reasonable prices. We do not own any real property.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Background

         We develop and market unique enterprise IT modernization, or EIM, solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure and to effectively compete in today's environment. The combination of our comprehensive set of products and tools with our expert services methodology provides an efficient and cost-effective process for extending the return on investment of existing enterprise IT assets. Our solutions, which include technology for Understanding, Presentment, Migration, Remediation, and Redevelopment, allow companies to fully leverage their current systems and applications, speed up and reduce the cost of the renewal process, and effectively update their systems in order to adapt to new business demands.

         Our quarterly and annual revenues, gross profit, and results of operations have fluctuated significantly in the past and we expect them to continue to fluctuate significantly in the future, as a result of numerous factors, including the changes in the suite of modernization tools we have been offering to our customers, the limited experience we have had in the markets for these tools, and the difficulties we have encountered in introducing our tools to their respective markets. Therefore, we believe that period-to-period comparisons of our financial results are not necessarily meaningful and you should not rely on them as an indication for future performance.

         The following discussion of our critical accounting policies and our financial condition and operating results should be read in conjunction with our consolidated financial statements and related notes, prepared in accordance with U.S. GAAP for the years ended December 31, 2003, 2002 and 2001, and with any other selected financial data included elsewhere in this report.

Overview

         In recent years, we have been affected by the global economic changes, in particular the sharp decline in capital spending in the IT sector and the overall business slowdown in North America and Europe, as well as in Israel. Uncertainties in the North American and European markets have influenced the purchasing patterns of leading software developers who delayed their planned orders and caused developers to reduce the amount of their planned license commitment. These changes in purchasing patterns in the IT industry directly affect our operating results. Our revenues decreased from $49.2 million in 2000 to $38.4 million in 2001 and to $36.7 million in 2002. In 2003, as a result of a slight recovery of the market, and the impact of a strategic acquisition we completed, this trend changed, and our revenues increased to $54.3 million.

         In order to enhance our solutions and services portfolio, we have been pursuing a strategy of adding new technologies to our suite of automated modernization tools. We implement this strategy via internal development of new software tools and through acquisitions and investments. Accordingly, we devote significant resources to the development and marketing of new software modernization tools, and invest in businesses that develop software tools that are complementary to our existing portfolio.

         In March 2003, we completed the acquisition of the entire outstanding share capital of Liraz, an Israeli company then publicly-traded on the TASE. While we have already concluded the integration of Liraz's infrastructure, management, personnel and sales and marketing activities within our business, we are still in the process of integrating Liraz's technology, products, service offerings and research and development activities. We expect that as a result of the integration of our business with that of Liraz, the combined companies will be able to realize greater operating efficiencies and will benefit from a broader product line with a larger and more diversified marketing and support network. In addition, we anticipate that the combination of our respective technical personnel will enhance our product development capabilities. We currently offer a broad suite of enhanced enterprise IT modernization solutions, from legacy reuse to platform rehosting, which we believe will assist us in achieving our goal of being a market leader in the IT modernization market. Following a temporary increase in certain costs due to overlapping functions, in late 2003, we streamlined our operations through the complete integration of the assets, workforce and infrastructure of some of our subsidiaries and affiliates. In addition, we disposed of less efficient product lines. Our post-acquisition integration plan was aimed at aligning our cost structure with the revenue stream of our and Liraz's combined businesses, while realizing the benefits of the local and offshore delivery centers. These activities have directly contributed to our operating profit, which grew from $344,000, or 1% of revenues, in 2002 to $1.9 million, or 4% of revenues, in 2003.

Consolidation of the Results of Operations of Our Subsidiaries

         Following is information regarding the consolidation of the results of operations of certain of our subsidiaries, for the periods indicated. We began to consolidate the results of operations of each of these subsidiaries when we acquired control in them.


                                                                    Cessation of Consolidation (if
Name of Subsidiary                     Beginning Consolidation               applicable)
------------------                     -----------------------               -----------

Mainsoft Corporation                   Fourth quarter of 1999

Tesnet--Software Testing Ltd.          First quarter of 1999          Second quarter of 2000

M.S.I. MultiConn Solutions             Third quarter of 1999
International (1995) Ltd. (1)

IntraComp Group Inc.                   Second quarter of 2000

MultiConn Technologies Ltd. (1)        Fourth quarter of 2002         First quarter of 2003 (1)

Liraz Systems Ltd.                     Fourth quarter of 2002

Advanced Systems Europe B.V.           Fourth quarter of 2002

BluePhoenix Solutions B.V.             Fourth quarter of 2002

Alexandria Migration Technologies      First quarter of 2003
Ltd.

CePost Ltd.                            First quarter of 2004

Outlook & BluePhoenix Ltd.             First quarter of 2004

Intercomp Ltd.                         First quarter of 2004

       -------------------------

             (1) We did not consolidate the results of operations of M.S.I. MultiConn and MultiConn Technologies in 2003, since the other shareholders of these companies undertook the daily management and control. Following the acquisition of the remaining shareholdings of M.S.I. MultiConn Solutions from the other shareholders, effective as of the first quarter of 2004, M.S.I. MultiConn's results are consolidated with ours.


         In 2003, we recognized a portion of the net losses of our affiliates, Intercomp, Tesnet, M.S.I. MultiConn Solutions International (1995) Ltd. and MultiConn Technologies Ltd., in accordance with the equity method of accounting.

Critical Accounting Policies

We prepare the consolidated financial statements of BluePhoenix in conformity with accounting principles generally accepted in the United States, referred to as U.S. GAAP. Accordingly, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

o Revenue recognition. Our revenue recognition policy is significant because our revenue is a key component of our results of operations. In addition, our revenue recognition determines the timing of certain expenses, such as commissions and royalties. We follow very specific and detailed guidelines in measuring revenue; however, certain judgments affect the application of our revenue policy. Revenue results are difficult to predict and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter and could result in future operating losses. Should changes in conditions cause management to determine that these guidelines are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected. (See note 1K to our consolidated financial statements attached at item 18 of this annual report).

              We recognize revenues from direct software license agreements in accordance with statement of position (SOP) 97-2 "Software Revenue Recognition" (as amended by SOP 98-4 and SOP 98-9) upon delivery of the software when collection is probable, the license fee is otherwise fixed or determinable, and persuasive evidence of an arrangement exists.

              When a project involves significant production, modification or customization of software, and with respect to fixed fee contracts, revenue is generally recognized according to the percentage of completion method in accordance with the provisions of SOP 81-1 "Accounting for performance of Construction-Type Contracts." Under this method, estimated revenue is generally accrued based on costs incurred to date as a percentage of total updated estimated costs. If we do not accurately estimate the resources required or the scope of work to be performed, or do not manage our projects properly within the planned periods of time or satisfy our obligations under the contracts, then future margins may be significantly and negatively affected or losses on existing contracts may need to be recognized. Any such resulting reductions in margins or contract losses could be material to our results of operations. We recognize contract losses, if any, in the period in which they first become evident.


o Capitalized software research and development costs. Development costs of software that is intended for sale that were incurred after the establishment of technologies feasibility of the relevant product, are capitalized. Technologies feasibility is determined when detailed program design is completed and verified in accordance with the provisions of SFAS No. 86 of the FASB. Software development costs incurred before technological feasibility is established are charged to the statement of operations as incurred. Our policy on capitalized software costs determines the timing of our recognition of certain development costs. In addition, this policy determines whether the cost is classified as development expense or capitalized costs. Management is required to use professional judgment in determining whether development costs meet the criteria for immediate expense or capitalization. Our failure to accurately predict the life of capitalized software could cause a one-time amortization, which could adversely affect our operating results.

o Impairment of Goodwill and intangible assets. Our business acquisitions resulted in goodwill and other intangible assets. We periodically evaluate our goodwill, intangible assets, and investments in affiliates for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of our acquired businesses and investments.

         In accordance with SFAS No. 142 "Goodwill and Other intangible Assets" (SFAS No. 142), effective January 1, 2002, indefinite life intangible assets and goodwill are not amortized but rather subject to annual impairment testing.

         The annual impairment testing required by SFAS No. 142 also requires us to use our judgment as to the value of these intangible assets. If we are incorrect in these judgments, we may be required to write down the carrying value of our goodwill and other intangible assets in future periods. These write downs, if any, may have an adverse affect on our operating results. Future events could cause us to conclude that impairment indicators exist and that additional intangible assets associated with our acquired businesses are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and result of operations.

o Income taxes. Our income tax policy records the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying consolidated balance sheets, as well as operating loss and tax credit carry forwards. We follow very specific and detailed guidelines regarding the recoverability of any tax assets recorded on the balance sheet and provide any necessary allowances as required in accordance with the provisions of SFAS No. 109 of the FASB "Accounting for Income Taxes." If we fail to accurately predict our estimated tax and if we are required to pay higher taxes than we anticipated, our results of operations could be seriously harmed.

o Accounts receivable. We maintain a conservative method to assure the collection of our accounts receivable. Under this methodology, we periodically estimate the outstanding amounts and deduct an allowance for receivables with a low collection certainty. When there is a major deterioration of a customer's credit worthiness, we make allowances for doubtful accounts upon specific review of all outstanding invoices of such customer. If we fail to estimate accurately the recoverability of amounts due to us, our results of operations could be adversely affected.

Our Reporting Currency

         Most of our revenues and a substantial portion of our costs are denominated in United States dollars, or dollars. The dollar is the primary currency of the economic environment in which BluePhoenix operates. Thus the dollar is our functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars under the principles described in Financial Accounting Standards Board Statement No.
52. Assets and liabilities have been translated at period-end exchange rates. Results of operations have been translated at average exchange rates. As the exchange gains and losses arising from these translations are immaterial, they are included in the statements of income (loss).

A.       Operating Results

         The following table presents the percentage relationships of certain items from our consolidated statement of operations, as a percentage of total revenues for the periods indicated:


                                                         2003           2002          2001
                                                         ----           ----          ----
                                                           %              %             %
                                                         ----           ----          ----
Statement of Operations Data
as a Percentage of Revenues:
Revenues                                                 100.0          100.0         100.0
Cost of revenues                                          44.4           41.5          46.1
                                                         -----          -----         -----
Gross profit                                              55.6           58.5          53.9
Software development costs                                15.0           20.1          23.1
Selling, general, and administrative expenses             37.0           36.1          51.5
                                                         -----          -----         -----
                                                           3.6            2.2         (20.7)
Goodwill impairment, restructuring costs, and
  non-recurring expenses                                   --             1.3          11.6
                                                         -----          -----         -----
Operating income (loss)                                    3.6            0.9         (32.3)
Financial income (expenses), net                           0.3           (0.5)         (0.1)
Gain on realization of shareholdings                       0.7            0.0           1.8
Other income (expenses), net                               1.0           (4.3)         (6.9)
                                                         -----          -----         -----
Income (loss) before taxes on income                       5.6           (3.9)        (37.5)
Income tax expense                                         0.3            0.4           0.3
                                                         -----          -----         -----
                                                           5.3           (4.3)        (37.8)
Minority interest                                         (0.3)          (1.9)          2.2
Equity in losses of affiliated companies, net             (1.6)          (3.6)         (3.4)
                                                         -----          -----         -----
Net income (loss)                                          3.4           (9.9)        (39.0)
                                                         =====          =====         =====

Years Ended December 31, 2003 and 2002

         Revenues. Revenues increased 48% from $36.7 million in 2002 to $54.3 million in 2003. This increase is mainly attributable to the consolidation of Liraz's business, beginning with the fourth quarter of 2002. In addition, our revenues increased as a result of the initial recovery in the markets in which we operate, leading to increased IT spending, which in turn increased our sales. During the second half of 2003, we had several cross-sales of our modernization solutions to veteran AppBuilder customers of Liraz.

         The table below presents the breakdown of our revenues based on the location of our customers for the periods indicated:

                                                  2003        2002        2001
                                                 -----       -----       -----

                                                     %           %           %
          United States                             34          57          56
          Europe (Other then Denmark)               36          21          22
          Denmark                                   17           7           -
          Israel                                     7          13          20
          Other                                      6           2           2
                                                ------      ------      ------
          Total                                    100         100         100

         Cost of revenues. Cost of revenues consists primarily of salaries, travel costs relating to products and services rendered, and consulting fees paid to independent contractors. Due to the overall growth in the volume of our activities, cost of revenues increased 58% from $15.2 million in 2002 to $24.1 million in 2003. Cost of revenues as a percentage of revenues increased to 44% in 2003 compared to 42% in 2002. The increase in cost of revenues was partially attributable to the temporary overlapping functions caused by to the consolidation of Liraz's business. During 2003, we further implemented our integration plan that was aimed at aligning our cost structure with our revenue stream, while realizing the benefits of the local and offshore delivery centers.

         Software development costs. Software development costs, gross, consist primarily of salaries and consulting fees that are paid to professionals engaged in the development of new software tools and related methodologies. Software development costs, net, consist of software development costs, gross, less development grants and capitalized software costs. During 2003, our subsidiary, Mainsoft, accrued an aggregate of $570,000 in grants from the Office of the Chief Scientist, for the development of Visual MainWin(R) for J2EE.

         Software development costs, gross, increased 21% from $9.8 million in 2002 to $11.9 million in 2003. As a percentage of revenues, software development costs, gross decreased to 22% in 2003 compared to 27% in 2002. This decrease was part of our cost alignment plan according to which some of our development activities have been re-allocated to our own offshore subsidiaries, which perform these activities at lower costs. In addition, some of our development activities were consolidated into competence centers, where the expertise in certain areas is concentrated.

         During 2003, our development costs were attributed to the development of our unique modernization suite of tools. Software development costs are charged to operations as incurred, unless capitalized according to Financial Accounting Standards Board Statement No. 86. In 2003, we capitalized software development costs in an aggregate amount of $3.2 million. Software development costs, net, increased 10% from $7.4 million in 2002 to $8.1 million in 2003. As a percentage of revenues, software development costs, net decreased from 20% in 2002 to 15% in 2003. Net software development costs related to development of tools through our affiliates are included in our consolidated financial statements under "Equity in Losses of Affiliated Companies, Net."

         Selling, general and administrative expenses. Selling, general and administrative expenses consist primarily of wages and related expenses, travel expenses, third party commissions, selling expenses, marketing and advertising expenses, rent, insurance, utilities, professional fees, and depreciation. Selling, general and administrative expenses increased 52% from $13.2 million in 2002 to $20.1 million in 2003. As a percentage of revenues, selling, general and administrative expenses increased to 37% in 2003 compared to 36% in 2002. This increase in selling, general and administrative expenses is primarily attributable to the temporary overlapping functions caused due to the consolidation of Liraz's business as well as to the enlarged infrastructure required to support the consolidated company.

         In 2002 and 2003, amortization of goodwill was not included in general and administrative expenses, pursuant to Financial Accounting Standards Board Statement No. 141, or SFAS 141. Under SFAS 141, all investments were evaluated and their utilization was determined according to their anticipated contribution to the business, and under SFAS 141, no additional write-downs were required to be made.

         Financial income (expenses), net. Financial income increased in 2003 to $165,000 compared to financial expenses of $195,000 in 2002. In 2003, financial income consisted primarily of currency rate differentials with respect to short-term deposits as a result of the devaluation of the NIS against the dollar and the devaluation of the dollar against the euro. In addition, the reduction in the interest rate on short-term loans lowered our financial expenses. In 2002, financial expenses consisted primarily of interest paid to banks on short-term loans, which was offset by interest income we derived on short-term deposits.

         Other income (expenses), net. Other income, net in 2003 was $567,000 compared to other expenses, net of $1.6 million in 2002. Other income in 2003 consists primarily the decrease in the bank guarantee that secured an overdraft of Level 8. This income was partially offset by the write-down of $350,000 related to loans that were previously made to an investee due to limited visibility of the repayment. Other expenses in 2002 consist primarily of a write-down of an investment.

         Income tax expense. In 2003, we had income tax expense of $152,000 compared to income tax expense of $160,000 in 2002. This net aggregate expense is composed of local taxes paid worldwide by our international subsidiaries.

         Minority interest. The minority interest is comprised of the net profits or losses assigned to the minority shareholders of our subsidiaries. In 2003, the net charge was $154,000 compared to $702,000 in 2002. The reduction in minority interest is attributable to the acquisition of minority interest in some of our subsidiaries that was completed in 2003.

         Equity in losses of affiliated companies, net. In 2003, equity in losses of affiliated companies, net, was $900,000. Equity in losses of affiliated companies in 2003 includes an aggregate amount of $900,000 representing our share in the losses of our affiliate Intercomp, an amount of $200,000 representing our share in the losses of our affiliates M.S.I. MultiConn and

MultiConn Technologies, partially offset by $200,000 representing our share in the gains of Tesnet.

Years Ended December 31, 2002 and 2001

         Revenues. Revenues decreased 5% from $38.4 million in 2001 to $36.7 million in 2002. This decrease was primarily attributable to the slow-down in the global economy that caused customers to delay technology purchase orders. This decrease was partially offset by the consolidation of Liraz's results of operations in the fourth quarter of 2002. The acquisition of Liraz was aimed to increase our business volume and improve our operating results by leveraging Liraz's international sales force and presence.

         Cost of revenues. Cost of revenues decreased 14% from $17.7 million in 2001 to $15.2 million in 2002. Cost of revenues as a percentage of revenues decreased to 42% in 2002 compared to 46% in 2001. The decrease in cost of revenues was primarily attributable to the implementation of our cost reduction plan in the fourth quarter of 2001 that was aimed at aligning our cost structure with our revenue stream. According to our cost reduction plan, we reduced our sale and managerial personnel, decreased wages and tightened our expense structure.

         Software development costs. Software development costs, gross, decreased 18% from $12.0 million in 2001 to $9.8 million in 2002. This planned decrease was part of our cost reduction plan. During 2002, our development costs were attributed to the development of our unique modernization suite of tools. As a percentage of revenues, software development costs, gross, decreased to 27% in 2002 compared to 31% in 2001. Software development costs are charged to operations as incurred, unless capitalized according to Financial Accounting Standards Board Statement No. 86. In 2002, we capitalized software development costs in an aggregate amount of $3.3 million. Software development costs, net, decreased 17% from $8.9 million in 2001 to $7.4 million in 2002. As a percentage of revenues, software development costs, net, decreased from 23% in 2001 to 20% in 2002. Net software development costs related to development of tools through our affiliates were included in our consolidated financial statements under "Equity in Losses of Affiliated Companies, Net."

         Selling, general and administrative expenses. Selling, general and administrative expenses decreased 33% from $19.8 million in 2001 to $13.2 million in 2002. As a percentage of revenues, selling, general and administrative expenses decreased to 36% in 2002 compared to 52% in 2001. This decrease is primarily attributable to the implementation of our cost reduction plan. In 2001, we charged the amortization of goodwill to general and administrative expenses. In 2002, no such charges were included pursuant to Financial Accounting Standards Board Statement No. 141.

         Financial expenses, net. Financial expenses increased in 2002 to $195,000 from $62,000 in 2001. The increase in our cash and cash equivalents caused a decrease in the financial expenses. This decrease was offset by the devaluation of the NIS and the euro against the dollar.

         Goodwill impairment, restructuring costs and non-recurring expenses. In 2002, we purchased a 90% interest in Liraz, resulting in $472,000 of restructuring costs in the fourth quarter of 2002. These costs were attributable primarily to payments related to dismissal of employees. Our results of operations in 2001 were materially affected by the implementation of our restructuring plan, resulting in non-recurring expenses that included $2.8 million of restructuring costs consisting primarily of employee termination benefits and other exit expenses, and goodwill impairment of $1.7 million related to an acquisition.

         Other expenses, net. Other expenses, net in 2002 were $1.6 million compared to other expenses, net of $2.6 million in 2001. Other expenses in 2002 consist primarily of a write-down of an investment. Other expenses in 2001 consist of a write-down of an investment of $2.5 million and loss from disposal of fixed assets.

         Income tax expense. In 2002, we had income tax expense of $160,000 compared to income tax expense of $115,000 in 2001. This increase is primarily attributable to local taxation of European subsidiaries that had taxable income.

         Equity in losses of affiliated companies, net. In 2002, equity in losses of affiliated companies, net, was $1.3 million. Equity in losses of affiliated companies in 2002 includes aggregate amount of $1.4 million representing our share in the losses of our affiliate Intercomp, partially offset by $80,000 representing our share in the gains of Tesnet.

B.       Liquidity and Capital Resources

How We Have Financed Our Business

         In 1997, we consummated two public offerings, and received net proceeds of $33.9 million after deducting underwriting discounts and commissions and offering expenses. In the first quarter of 2004, we completed a $5 million private placement of convertible debentures and warrants to four institutional investors. In addition, we have entered into several credit facilities with banks, which we may use from time to time for interim financing, in accordance with our cash requirements. These credit facilities provide for short-term loans, are in various currencies and bear various interest rates.

Cash
         On December 31, 2003, we had cash and cash equivalents (including marketable securities) of $11.5 million and working capital of $246,000. On December 31, 2002, we had cash and cash equivalents (including marketable securities) of $15.9 million and working capital of $1.3 million.

         Net cash provided by operating activities was $2.5 million in 2003 compared to $2.8 million in 2002. Cash provided by operating activities in 2002 was primarily the result of add-backs from depreciation and amortization and a decrease in trade receivables. This was partially offset by our net losses of $3.6 million and a decrease in trade payables and other accounts payable. Cash provided by operating activities in 2003 was primarily the result of our $1.9 million net income and add-backs due to depreciation and amortization. This was partially offset by an increase in trade receivables and a decrease in other accounts payable.

         As of December 31, 2003, we had short-term bank debt outstanding of $8.3 million, compared to $7.5 million as of December 31, 2002. In connection with credit lines extended to us by several banks, we are committed to certain covenants related to our operations, such as maintaining a minimum level of shareholders' equity and reaching certain operating results targets. To date, we have met all such covenants.

         Liraz has a fixed charge in favor of a bank on certain of its assets, as well as a floating charge on its entire assets, securing Liraz's long-term credit facility of $4.7 million. This credit facility also covers guarantees of $2 million in the aggregate that we extended to banks relating to the credit line of Level 8. As consideration for the extension of such guarantees, which will be outstanding until November 2004, we were issued 300,000 Level 8 ordinary shares.

         In addition, we have guaranteed short-term bank loans of affiliates. As of May 21, 2004, the aggregate amount of these guarantees was approximately $1 million.

         In connection with the purchase of Outlook Systems Ltd.'s software development services activity, in 2004, we extended a guarantee to banks with respect to loans in an aggregate amount of $720,000 plus interest accrued, to be repaid by us by February 15, 2007.

         On March 30, 2004, we completed a $5 million private placement to institutional investors. Under the terms of this transaction, we issued to the institutional investors convertible debentures, bearing interest at an annual rate of 2%. In addition, the institutional investors were granted warrants with an aggregate exercise price of $2.85 million exercisable into BluePhoenix ordinary shares. The warrants are exercisable during a period of 5 years commencing on September 2004. Under certain circumstances, the institutional investors may increase their investment by an additional $3 million of debentures and receive warrants on the same terms as the initial warrants, exercisable into such number of BluePhoenix ordinary shares equal to 50% of the ordinary shares into which the debentures are convertible. Following the completion of the $5 million private placement in March 2004, we had cash and cash equivalents of $16.6 million, and short-term bank credit of $7.8 million. For more information regarding the private placement, see "Item 6.E. Share
Ownership: Arrangements Involving the Issue of BluePhoenix' Shares or Grant of Options to Purchase Shares--Convertible Debentures and Warrants Purchased by Institutional Investors."

         Typical modernization projects, which deploy our solutions, are long-term projects, and therefore, payment for these projects or a substantial portion of our fees may be delayed until the successful completion of specified milestones and customer acceptance for the completed work. During 2004 we mutually agreed with a customer, to terminate a contract. As a result we recorded a loss of $400,000 in the first quarter of 2004. The payment of our fees is dependent upon customer acceptance of the completed work, and our ability to collect the fees. Further, although the timing of receipt of our fees varies, we incur the majority of our expenses on a current basis. As a result, a delay in the collection of our fees could result in cash flow shortages.

Capital Expenditures

         Our capital expenditures were $867,000 in 2003 and $823,000 in 2002. Our capital expenditures in these years related primarily to purchases of computers and related equipment required to support our software development activities. In 2003, we invested $200,000 and lent $1.1 million to affiliated companies. In 2002 and 2001, we lent $2.2 million and $4.7 million, respectively, to affiliated companies.

         In 2002, we purchased a 90% controlling interest in Liraz through a share exchange transaction that was followed by a cash tender offer. We paid for the tendered shares aggregate consideration of $1.1 million. During 2003, we completed an additional tender offer and purchased the remaining outstanding share capital of Liraz for an aggregate of $1.5 million.

         During 2002, we repurchased 104,465 of our ordinary shares for an aggregate of $200,000. During 2003, we did not repurchase any additional shares. As of May 21, 2004, we repurchased 1,870,565 of our ordinary shares under our buy-back programs, for an aggregate of approximately $14.7 million. Under these programs, we may purchase our shares from time to time, subject to market conditions and other relevant factors affecting us. Under the Companies Law, the repurchased shares are considered dormant shares. We may not resell these shares unless (i) they are registered for resale under an effective registration statement pursuant to the Securities Act of 1933, as amended, referred to as the Securities Act; or (ii) pursuant to an exemption from registration under the Securities Act. The first buy-back program adopted in May 1998, enables us to purchase our shares, through a subsidiary, utilizing up to $5.0 million. Under the second buy-back program adopted in September 1998, and amended in May 1999, we may purchase, through a subsidiary as a trustee, up to an additional 1,400,000 ordinary shares. Under the two plans we may acquire an additional 1,044,351 shares at the current stock price. The closing price of our ordinary shares as quoted on the NASDAQ National Market on May 2121, 2004 was $5.27. Under the agreement we entered into in connection with the private placement in March 2004, we are restricted to use only up to $200,000 for the repurchase of our shares, as long as 20% or more of the debentures are outstanding.

         We believe that cash generated from operations together with existing sources of liquidity and cash flow, will be sufficient to meet our anticipated cash needs for at least the next 18 months.

Contractual Commitments and Guarantees

         Under our licensing agreement with Microsoft, Mainsoft is obliged to pay to Microsoft royalties based upon the licensing of the Visual MainWin(R) products, which include the software Mainsoft licenses from Microsoft. In December 2003, we entered into an independent contractor agreement with Microsoft. In accordance with this agreement, Microsoft agreed to apply the value of the services we performed under the independent contractor agreement to accrued royalties of up to $1,605,131. During the year ended December 31, 2003, we accrued royalties due to Microsoft of $2,782,000, and recognized credits (reductions to expense) related to waivers and to services performed of $2,466,000 and $999,000, respectively. For more information about our licensing agreement with Microsoft, see "Item 10.C. Material Contracts--Licensing Agreement with Microsoft."

         Under funding agreements two of our subsidiaries have entered into with the Office of the Chief Scientist, or the OCS, these subsidiaries are obliged to pay royalties to the OCS at a rate of 3% on sales of the funded products, up to 100% of the dollar-linked grant received in respect of these products from the OCS. As of December 31, 2003, the aggregate amount of grants received by our subsidiaries from the OCS was $820,000.

         In the first quarter of 2004, the Singapore-Israel Industrial Research and Development Foundation agreed to provide CePost together with a company incorporated in Singapore, financing for the development of Report-IT. Accordingly, the foundation agreed to award CePost up to $100,000 payable according to an agreed upon schedule. CePost is required to repay that amount in payments based on sales of the Report-IT up to the amount of the grant.

         We are obligated to pay to Formula management fees in an annual amount equal to 3% of our revenues, but no more than the NIS equivalent of $180,000.

         We are committed under operating leases for rental of office facilities for the years 2004 until 2006. Annual rental fees under current leases are approximately $1.7 million, and are expected to remain at this level for each of the next three years. In connection with these leases, we issued bank guarantees of $113,000 in the aggregate.

         We guaranteed short-term bank loans of affiliated companies in favor of a bank. As of May 21, 2004, these guarantees amounted to approximately $1.0 million.

         During 2000, Liraz provided a bank guarantee to secure a loan of Level
8. As of December 31, 2003, this guarantee amounted approximately $2.0 million. Level 8 committed to utilize 10% of any capital funding to repay the loan and reduce the amount of the guarantee accordingly.

         In connection with the purchase of Outlook Systems Ltd.'s software development services activity, in 2004, we extended a guarantee to banks with respect to loans in an aggregate amount of $720,000 plus interest accrued, to be repaid by us by February 15, 2007. For more information, see "Item 4. B. Business Overview - Investments and Acquisition - Outlook"

         In January 2001, we granted FIMI, a creditor of Intercomp, a put option to sell to us promissory notes issued by Intercomp in an aggregate principal amount of $3.5 million plus interest accrued since January 2001 at an annual rate of 5%, which could be paid, subject to FIMI's approval, in BluePhoenix ordinary shares. The number of ordinary shares subject to the option will be calculated based on the average market price of the shares during the 14 trading days prior to the exercise of the option. In August 2003, the terms of FIMI's option were amended, allowing FIMI to exercise its option in three installments during June 2004, June 2005 and June 2006. At our option, we may pay FIMI the consideration in BluePhoenix ordinary shares. However, if FIMI so requests, we will have to pay FIMI the consideration for the promissory note in cash but then such payment shall be postponed to September 30, 2006. FIMI submitted a notice to exercise the June 2004 installment for cash, thus postponing the payment of the respective portion of the consideration to September 30, 2006. After accounting for this payment, there remains $2.33 million of the principal amount of the promissory notes plus interest accrued that may be paid, as described above, in BluePhoenix ordinary shares. In addition, as part of the consideration, we are obliged to issue to FIMI warrants to purchase up to 336,000 of our ordinary shares exercisable until June 30, 2007, at an exercise price of $4.00 per share.

         In April 2004, a shareholder of Intercomp comprised of several funds acting through their general partner, Israel Infinity Venture Capital Partners Ltd., referred to as Infinity, granted us a call option to purchase its entire holdings in Intercomp, exercisable until April 1, 2006. If we do not exercise such option, Infinity will have a put option to cause us to purchase Infinity's entire holdings in Intercomp, exercisable during a period of six months commencing in April 2006. If either of the options is exercised, we shall be obliged to issue to Infinity, as consideration for Intercomp's shares, 100,000 BluePhoenix ordinary shares and an additional amount of shares to be calculated based on revenues generated from the sale of licenses to use Intercomp's products. The shares will be subject to a lock-up period until April 1, 2006. We may, at our option, pay to Infinity the cash equivalent of such shares which will be calculated according to the average closing price of BluePhoenix shares during the 20 trading days prior to the exercise of any of the options.

         In February 2003, the Israeli Income Tax Authorities issued to BluePhoenix an income tax assessment for the tax year ended December 31, 1997 in the amount of approximately $1.5 million. Following an appeal we filed on this assessment, we received a revised tax assessment for the tax years ended December 31, 1997 through 2001 of approximately $1.2 million. As agreed with the tax authorities, although the revised assessment is not yet final, we are required to pay a down payment of approximately $800,000 in 24 monthly installments until December 2005. This tax expense is fully offset against previously existing tax reserves. Based on the opinion of our tax counsel, we believe that while the outcome of any controversy cannot be predicted with complete certainty, this dispute with the Israeli income tax authorities will be resolved so as not to have a material adverse effect on our financial statements as a whole.

         We entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to certain limitations. For more information, see "Item 7.B. Related Party Transactions--Indemnification of Office Holders."

Effective Corporate Tax Rates

         In 1996, 1997 and 1998, certain of our operations were granted "approved enterprise" status under the Law for the Encouragement of Capital Investments 1969, known as the Investments Law. If we comply with all requirements, we shall be eligible for certain tax benefits with respect to these operations, for the first seven years in which they generate taxable income. Income derived from our approved enterprise programs will be tax exempt for a period of two years after we have taxable income, and will be subject to a 25% company tax rate for the following five years. We completed the tax exemption period of some of our qualified "approved enterprise" operations and, therefore, these operations are subject to a 25% income tax commencing 1999. If the percentage of our share capital held by foreign shareholders exceeds 25%, future approved enterprises would qualify for reduced tax rates for an additional three years, after the seven years mentioned above. However, we cannot assure you that we will obtain additional "approved enterprise" status for our operations, or that the provisions of the Investments Law will not change, or that the above-mentioned shareholding portion will be reached or maintained for each subsequent year.

         On January 1, 2003, Israel's tax laws underwent a significant tax reform (Amendment 132 to the Income Tax Ordinance (New Version) - 1961), referred to as the New Law. The underlying principle of the New Law is to broaden the categories of taxable income, and reduce the tax rates imposed on employment income. Among the key provisions of this reform legislation are (i) changes which may result in the imposition of taxes on dividends received by an Israeli company from its foreign subsidiaries; and (ii) the introduction of the controlled foreign corporation concept according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid by the subsidiary in its country of residence.

         Our international operations are taxed at the local effective corporate tax rate in the countries of our subsidiaries' residence. We believe that in the future we will derive an increasing percentage of our income from operations outside of Israel and that, accordingly, our effective tax rate may increase. However, we expect that this increase will be offset by carried forward accumulated losses of consolidated companies. As a result, we anticipate that our net effective tax rate in the foreseeable future shall be lower than 25%.

C.       Research and Development, Patents and Licenses

         For a description of our research and development activities, see "Item 4.B. Business Overview-Research and Development."

         For information concerning our intellectual property rights, see "Item 4.B. Business Overview-Intellectual Property."

D.       Trend Information

         We have been affected by global economic changes, in particular the sharp decline in capital spending in the information technology, or IT, sector and the overall business slow-down in North America and Europe, as well as in Israel. Uncertainties in the North American and European markets have influenced the purchasing patterns of leading software developers who delayed their planned orders and caused developers to reduce the amount of their planned license commitment. These changes in purchasing patterns in the IT industry directly affect our operating results. Our revenues decreased from $49.2 million in 2000 to $38.4 million in 2001 and to $36.7 million in 2002. In 2003, as a result of a slight recovery of the market, and the impact of a strategic acquisition we completed, this trend changed, and our revenues increased to $54.3 million. We cannot know whether the global market will recover in the future, and how the economic conditions will continue to affect our business. As we continue to market new products and penetrate international markets, we expect our selling, general and administrative expenses to continue to be relatively high.

         In March 2003, we completed the acquisition of the entire outstanding share capital of Liraz. While we have already concluded the integration of Liraz's infrastructure, management, personnel and sales and marketing activities within our business, we are still in the process of integrating Liraz's technology, products, service offerings and research and development activities. We expect that as a result of the integration of our business with that of Liraz, the combined companies will be able to realize greater operating efficiencies and will benefit from a broader product line with a larger and more diversified marketing and support network. In addition, we anticipate that the combination of our respective technical personnel will enhance our product development capabilities. The achievement of these benefits depends, however, on our ability to successfully complete the integration of Liraz's business in our business. We may also encounter difficulties in penetrating markets in which we have no or limited experience. We cannot assure you that we will be able to successfully complete the integration of Liraz's business with our own without encountering difficulties. This in turn may materially adversely affect our business, financial condition and our quarterly and annual results of operations.

E.       Off-Balance Sheet Arrangements

         The Company has no off-balance sheet arrangements.

F.       Tabular Disclosure of Contractual Obligations

         The following table summarizes our contractual obligations and commitments as of December 31, 2003:


                                                                 Payment due by period
                                                                 ---------------------
                                                                                              More
                                                         Less than 1     1-3         3-5     than 5
                                                Total        year        years       years    years
                                                -----    -----------     -----       -----    -----
                                                                   $ in thousands

      Long term debt obligations                12,138      1,964       10,174         -        -

      Capital (finance) lease obligations        3,300      1,565        1,733         2        -

      Operating lease obligations                1,050        656          391         3        -
                                                ------      -----       ------       ---       ---

      Total                                     16,488      4,185       12,298         5        -

         The above table does not include royalties that we may be required to pay to the OCS and which may reach, in the aggregate, $820,000, as of January 1, 2004 (see "Item 4.B. Business Overview--Research and Development."). We are unable to reasonably estimate the time and the amounts that we will eventually be required to pay to the OCS, if at all, since these amounts depend on our ability to sell products based on the OCS-funded technologies and the timing of such sales, if any.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

         The following table describes information about our executive officers and directors as of May 21, 2004.

Name                              Age           Position
----                              ---           --------

Gad Goldstein                      45    Chairman of the Board
Aaron Crystal                      60    Vice Chairman of the Board, President
Arie Kilman                        51    Chief Executive Officer, Director
Iris Yahal                         43    Chief Financial Officer, Director
Dan Goldstein                      50    Director
Shai Beilis                        55    Director
Chanan Weiss                       57    Director
Michael Chill (1)                  37    Director
Katriel Zimet (1)                  76    Director

----------------
(1)  An outside director

         Gad Goldstein has served as a chairman of our board of directors since April 1998 and as a director of Formula since January 1985. Mr. Goldstein was the vice president of Formula from 1985 through 1995 and was appointed president of Formula in 1995. He is also a director of other companies within the Formula Group, including Matrix IT Ltd., or Matrix, Magic Software Enterprise Ltd., or Magic, Formula Vision Technologies (F.V.T.) Ltd. and Sapiens International Corporation N.V., all of which are publicly traded companies. Mr. Goldstein holds a BA in economics and an MA in business administration, both from Tel Aviv University. Gad Goldstein is the brother of Dan Goldstein, one of our directors.

         Aaron Crystal served as our president, chief executive officer and director since our formation in 1987 to December 1996 and continues to serve as our president and one of our directors. Since November 1999, he has also served as vice chairman of the board of directors. From 1983 to 1987 Mr. Crystal was vice president--technical support of Mehish Computer Services.

         Arie Kilman has served as our chief executive officer since May 2003. Mr. Kilman has also served as president and chief executive officer of BluePhoenix Solutions B.V. since its inception in October 2001. Mr. Kilman previously served as the president of Liraz, which he founded in 1984, and managed since then. From 1998 to 2000, Mr. Kilman served as chief executive officer of Level 8. Mr. Kilman holds a BA degree in economics and computer science from New York University.

         Iris Yahal has served as one of our directors since January 1, 1999 and as our chief financial officer since October 1995. In addition, Ms. Yahal served as the controller of several other Formula subsidiaries until December 1996. From 1991 until 1996, Ms. Yahal served as the controller of Transtech Control Ltd., a subsidiary of Formula. Prior to 1991, Ms. Yahal worked as an auditor with Wallenstein and Co., a public accounting firm. Ms. Yahal holds a BA in accounting and an MA in business administration, both from Tel Aviv University and is a certified public accountant in Israel.

         Dan Goldstein has served as one of our directors since March 1993. Mr. Goldstein has served as chairman of the board of directors and chief executive officer of Formula since 1985. Mr. Goldstein is also chairman of the board of Formula Vision and Matrix and is a director of Magic and Sapiens. Mr. Goldstein holds a BA in mathematics and computer sciences and an MA in business administration, both from Tel Aviv University. Dan Goldstein is the brother of Gad Goldstein.

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

         Katriel Zimet has served as one of our independent directors and a member of our audit committee since January 1999. On December 31, 1999, he was appointed as one of our outside directors, under the Companies Law. From 1992 until November 1997, Mr. Zimet served as a director of Formula. Since 1987, Mr. Zimet has served as an independent consultant for information systems technology to the Israeli national board of education. Until 1986, Mr. Zimet was director of computing facilities of Telrad Networks Ltd., a major Israeli telecommunications company.

         Michael Chill has served as one of our independent directors and a member of our audit committee since July 2003. From July 2003, Mr. Chill has served as an investment analyst at the hedge fund Vertical Ventures LLP. Prior to that, Mr. Chill was an independent advisor to various high technology companies and venture capital firms both in Israel and the United States. During 2000 and the first half of 2001, Mr. Chill served as the president and head of investment banking department at Jerusalem Global Ltd., a venture capital and investment banking firm. Prior to that, from 1999, Mr. Chill served as a managing director in the technology investment banking group at Gruntal and Co. Mr. Chill holds a B.S. in accounting from the Sy Syms School of Business at Yeshiva University and an MBA from the Columbia Business School.

B.       Compensation

         During the year ended December 31, 2003, we paid to our outside directors and executive officers aggregate remuneration of approximately $622,000. This amount includes amounts set aside or accrued to provide pension, social security or similar benefits but does not include amounts expended by us for automobiles made available to our officers and expenses (including business travel, professional and business association dues and expenses) reimbursed to officers.

         The aggregate remuneration set forth in the foregoing paragraph does not include amounts we paid to Formula under the terms of a management agreement, as consideration for management services rendered to us by certain directors designated by Formula. These directors currently include Gad Goldstein, Dan Goldstein and Shai Beilis. See "Item 7.B. Related Party Transactions."

         We maintain written employment agreements with Arie Kilman, Iris Yahal and Aaron Crystal. The employment agreements are not for a specific term and we may terminate any of them upon prior notice of between three and six months. These agreements provide for annual base salaries and other benefits like vacation, sick leave, provision of automobiles, insurance contributions and non-compete and confidentiality agreements. The agreements also entitle Mr. Kilman and Ms. Yahal to bonuses based on achieving targets set by our board of directors. Under the terms of Mr. Crystal's employment agreement, upon our initial investment in an unaffiliated entity, Mr. Crystal has the right to co-invest, on the same terms as we invest, in an amount equal to 10% of our initial investment.

         Mr. Kilman, in his former position as Liraz's chairman of the board of directors was granted by Liraz in May 2002 a loan of approximately NIS 1.2 million (approximately $300,000), linked to the Israeli consumer price index, and bearing annual interest at a rate of 4%. Under the terms of the loan, the loan should be repaid to Liraz in four equal annual installments until 2006, but no later than termination of Mr. Kilman's employment. Mr. Kilman pledged in favor of Liraz 200,000 Liraz's shares he owned as a security for repayment of the loan. Following the share exchange transaction, Mr. Kilman replaced the pledged shares with 119,760 BluePhoenix shares. As of May 21, 2004, Mr. Kilman repaid $150,000 of the principal amount of the loan plus linkage differentials and accrued interest. Accordingly, one half of the pledged shares were released from the pledge.

C.       Board Practices

         Pursuant to our articles of association, directors are elected at a general meeting of our shareholders by a vote of the holders of a majority of the voting power represented at the meeting. Additional directors may be elected between general meetings by a majority of our directors. Our board is comprised of 9 persons, of which 2 have been determined to be independent within the meaning of the applicable NASDAQ requirements. The board includes two outside directors mandated under Israeli law and subject to additional criteria to help ensure their independence. See "Outside Directors," below. Each director, except for the outside directors, holds office until the next annual general meeting of shareholders. Officers are appointed by our board of directors. We compensate our outside directors in an annual amount of $12,000 each. We do not compensate our other directors for their services as directors (other than compensation we pay to Formula pursuant to our management agreement with it). For information regarding the employment agreements of our officers, see "Item 6.B. Compensation." For additional information, see "Item 7.B. Related Party Transactions."

         Companies trading on The NASDAQ Stock Market are generally required to have a majority of their board members be independent. We are exempt from this requirement under the "controlled company" exemption because more than 50% of our voting power is held by Formula.

Outside Directors

         Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel, are required to appoint at least two outside directors. The Companies Law provides that a person may not be appointed as an outside director if the person or the person's relative, partner, employer or any entity under the person's control, has, as of the date of the person's appointment to serve as outside director, or had, during the two years preceding that date, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term "affiliation" includes:

          o    an employment relationship;
          o a business or professional relationship maintained on a regular basis;
          o    control; and
          o    service as an office holder.

         No person may serve as an outside director if the person's position or other business activities create, or may create a conflict of interest with the person's responsibilities as an outside director or may otherwise interfere with the person's ability to serve as an outside director. Outside directors are elected by a majority vote at a shareholders' meeting, provided that either:

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

         The initial term of an outside director is three years and may be extended for an additional three years. At present, Mr. Michael Chill and Mr. Katriel Zimet serve as our outside directors, Mr. Chill to hold office until July 2006 and Mr. Zimet until December 2004.

         Each committee exercising the powers of the board of directors is required to include at least one outside director. However, the audit committee should include all the outside directors.

       An outside director is entitled to compensation as provided in regulations promulgated under the Companies Law and is otherwise prohibited from receiving any compensation, directly or indirectly, in connection with services provided as an outside director. We compensate our two outside directors in accordance with regulations promulgated under the Israeli Companies Law, 1999.

Audit Committee

         The Companies Law requires public companies to appoint an audit committee, comprising of at least three directors, including all of the outside directors. The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee.

         In addition, under applicable NASDAQ rules, we are currently required to have at least two independent directors and to maintain an audit committee, at least a majority of whose members are independent of management. Our outside directors qualify as independent directors under the applicable NASDAQ rules and those of the Securities and Exchange Commission. We have established an audit committee, consisting of our two outside directors, Mr. Michael Chill and Katriel Zimet, as well as Shai Beilis. The board has determined that that Michael Chill is an "audit committee financial expert" as defined by applicable SEC regulations. See "Item 16A. Audit Committee Financial Expert."

         Under the Companies Law, the audit committee is responsible for overseeing the business management practices of the company in consultation with the company's internal auditor and the independent auditor, making recommendations to the board to improve such practices and approving related party transactions as required by law. In accordance with the Sarbanes-Oxley Act and NASDAQ requirements, our audit committee is directly responsible for the appointment, compensation and oversight of our independent auditors. In addition, the audit committee is responsible for assisting the board in monitoring our financial statements and the effectiveness of our internal controls. We are in the process of implementing a formal audit committee charter embodying these responsibilities.

Internal Auditor

         Under the Companies Law, the board of directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company's actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an office holder, or an affiliate, or a relative of an office holder or affiliate, and he may not be the company's independent accountant or its representative.

Approval of Certain Transactions under the Companies Law

         The Companies Law codifies the fiduciary duties that "office holders," including directors and executive officers, owe to a company. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of loyalty includes (i) avoiding any conflict of interest between the office holder's position in the company and his personal affairs, (ii) avoiding any competition with the company, (iii) avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others and
(iv) revealing to the company any information or documents relating to the company's affairs which the office holder has received due to his position as an office holder. Each person listed in the table under "Directors and Senior Management" above is an office holder. Under the Companies Law, arrangements regarding the compensation of directors require the approval of the audit committee, the board of directors and shareholder approval.

         The Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an "extraordinary transaction" as defined under Israeli law, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing. In addition, the office holder must also disclose any interest held by any corporation in which the office holder owns 5% or more of the share capital, is a director or general manager or in which he or she has the right to appoint at least one director or the general manager. An "extraordinary transaction" is defined as a transaction other than in the ordinary course of business, otherwise than on market terms or that is likely to have a material impact on the company's profitability, assets or liabilities.

         Under the Companies Law, after the office holder complies with the disclosure requirements described above, only board approval is required for any transaction which is not an extraordinary transaction, unless the articles of association of the company provide otherwise, and provided the transaction is not adverse to the company's interest. If the transaction is an extraordinary transaction, the company must receive any approval stipulated by its articles of association, the approval of the audit committee and the approval of the board of directors, as well as shareholder approval. An office holder who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter.

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

         In a private placement of securities that will increase the relative holdings of a shareholder that holds five percent or more of the company's outstanding share capital (assuming the exercise or conversion of all securities held by such person that are exercisable for or convertible into shares) or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company's outstanding share capital, the Companies Law requires that the company receive its shareholders' approval. In certain cases provided in regulations promulgated under the Companies Law, shareholder approval is not required.

         Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his power in the company including, among other things, voting in a general meeting of shareholders on the following matters:

          o    any amendment to the articles of association;
          o    an increase of the company's authorized share capital;
          o    a merger; or
          o approval of interested party transactions that require shareholder approval.

         In addition, any controlling shareholder, any shareholder who knowingly possesses power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of a company's articles of association, has the power to appoint or prevent the appointment of an office holder in the company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty.

         For information concerning personal interests of certain of our office holders and our principal shareholders in certain transactions with us, see "Item 7.B. Related Party Transactions."

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

         Office Holder Insurance

         Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for insurance of all or a part of the liability of any of our office holders imposed on the office holder in respect of an act performed in his or her capacity as an office holder, in respect of each of the following:

          o    a breach of his duty of care to us or to another person;
          o a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that such act would not prejudice our interests; or
          o a financial obligation imposed on him or her in favor of another person.

         Indemnification of Office Holders

           Our articles of association provide that, subject to the provisions of the Companies Law, we may indemnify our office holders in respect of an obligation or expense specified below imposed on an office holder in respect of an act performed in his or her capacity as an office holder, as follows:

          o a financial obligation imposed on him or her in favor of another person by a court judgment, including a compromise judgment or an arbitrator's award approved by court;
          o reasonable litigation expenses, including attorney's fees, expended by an office holder or charged to the office holder by a court, in a proceeding instituted against the office holder by us or on our behalf or by another person, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of an offense that does not require proof of criminal intent.

         We may undertake to indemnify an office holder as aforesaid, (a) prospectively, provided that the undertaking is limited to categories of events which in the opinion of our board of directors can be foreseen when the undertaking to indemnify is given, and to an amount set by our board of directors as reasonable under the circumstances and (b) retroactively.

         We have entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to the limitations set by the Companies Law and our articles of association, as described above. For more information, see "Item 7.B. Related Party Transactions--Indemnification of Office Holders."

         Limitations on Insurance and Indemnification

         The Companies Law provides that a company may not indemnify an office holder nor enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of any of the following:

          o a breach by the office holder of his duty of loyalty, unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
          o a breach by the office holder of his duty of care if the breach was done intentionally or recklessly;
          o any act or omission done with the intent to derive an illegal personal benefit; or
          o    any fine levied against the office holder.

         In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders.

         We have procured directors' and officers' liability insurance and obtained all necessary approvals.

         D.    Employees

               The table below presents certain information regarding the number of our employees, the sector in which they are employed and their geographical area of employment, in the periods indicated.

                                      2003             2002             2001
                                      ----             ----             ----
Technical Experts                      250              280              145
Research and Development               120              140               60
Sales and Marketing                     40               50               50
General and Administrative              75               70               45
                                       ---              ---              ---
Total                                  485              540              300
                                       ===              ===              ===

In Israel                              175              230              200
Outside Israel                         311              310              100

               These employees include expert consultants who we train for the implementation of our modernization tools and methodologies.

               With respect to our employees in Israel, we are subject to various Israeli labor laws and labor practices, and to administrative orders extending certain provisions of collective bargaining agreements between the Histadrut (Israel's General Federation of Labor) and the Coordinating Bureau of Economic Organizations (the Israeli federation of employers' organizations) to all private sector employees. For example, mandatory cost of living adjustments, which compensate Israeli employees for a portion of the increase in the Israeli consumer price index, are determined on a nationwide basis. Israeli law also requires the payment of severance benefits upon the termination, retirement or death of an employee. We meet this requirement by contributing on an ongoing basis towards "managers' insurance" funds that combine pension, insurance and, if applicable, severance pay benefits. In addition, Israeli employers and employees are required to pay specified percentages of wages to the National Insurance Institute, which is similar to the United States Social Security Administration. Other provisions of Israeli law and regulations govern matters such as the length of the workday, minimum wages, other terms of employment and restrictions on discrimination. We are also subject to the labor laws and regulations of other jurisdictions in the world where we have employees.

E.       Share Ownership

         The following table presents information regarding the ownership of our ordinary shares by the persons listed in the table under "Directors and Senior Management," as of May 21, 2004. The percentage of outstanding ordinary shares is based on 13,522,139 ordinary shares outstanding as of May 21, 2004 (excluding 1,870,565 shares held by two of our wholly-owned subsidiaries).


             Name            Shares beneficially owned (1)                  Options to
                                                                             purchase
                                                                          ordinary shares
                                      Number          Percentage of           Number
                                                       outstanding
                                                     ordinary shares

Arie Kilman (2)                      591,814               4.4%              211,111 (2)

Dan Goldstein                        424,510               3.1%

Gad Goldstein                        330,628               2.4%

Aaron Crystal                      1,193,700(3)            8.8%

All directors and officers as      2,927,763              21.0%              387,111(4)
a group (10 persons) (4)

-----------------
(1) Each of the directors and executive officers not separately identified in the above table beneficially owns less than one percent of our outstanding ordinary shares (including options held by each of these persons) and have therefore not been separately disclosed.

(2) Mr. Kilman was granted options to purchase ordinary shares under the following terms: (i) Options to purchase 375,000 ordinary shares exercisable at $2.25 per share and (ii) Options to purchase 200,000 ordinary shares exercisable at $4.00 per share. Out of these grants 150,000 and 61,111 options to purchase ordinary shares are currently exercisable, respectively.

(3) Includes 294 shares that Anat Crystal, Mr. Crystal's spouse, beneficially owns .

(4) Includes options to purchase 387,111 ordinary shares currently exercisable at a price and during the terms indicated in the table below:

                Number of Ordinary Shares         Exercise
                  Underlying the Options           Price          Expiration
                  ----------------------           -----          ----------

                          191,000                    2.25         April 2013
                           80,000                    3.00         February 2012
                            5,000                    3.50         September 2013
                           61,111                    4.00         September 2013
                           10,000                    4.50         April 2013
                           10,000                    5.50         October 2010
                           15,000                    6.50         November 2006
                           15,000                   10.50         April 2010


Arrangements Involving the Issue of BluePhoenix' Shares or Grant of Options to Purchase Shares

         The 1996 Share Option Plan

         In 1996, we adopted two option plans. One of these option plans has been terminated after all options granted under it have been exercised. Pursuant to our other 1996 option plan, as amended, we reserved 3,200,000 ordinary shares for issuance to our and our subsidiaries' directors, officers, consultants and employees. As of May 21, 2004, options to purchase 2,287,500 ordinary shares were outstanding under the plan. The exercise price of the options granted under the 1996 option plan ranges from $2.25 to $10.50.

               Our board of directors administers our 1996 option plan. Under the 1996 option plan, as amended, options to purchase our ordinary shares may be granted to our and our subsidiaries' directors, officers, consultants and employees. Our board of directors is empowered, among other things, to designate the grantees, dates of grant, the exercise price of the options and the terms of exercise of the options. Unless determined otherwise by the board, the options generally vest over a three-year period. Unvested options are forfeited upon termination of employment, unless otherwise agreed. Under the 1996 option plan, the grantee is responsible for all personal tax consequences of the grant and the exercise of the options. Each option granted under the 1996 option plan is exercisable during a term of ten years from the date of grant of the option. The 1996 option plan will expire on August 6, 2013, except as to options outstanding on that date.

         Options Granted to Employees of One of Our Subsidiaries

         In August 2000, in connection with the purchase of a controlling interest in IntraComp Group Incorporated, we granted to certain employees of IntraComp options to purchase an aggregate of 125,000 of our ordinary shares of which 55,000 were cancelled. All of the remaining options are currently exercisable at an exercise price of $9.625 per share. The options shall expire in August 2010.

         Options Granted to FIMI

         In January 2001, we granted FIMI, a creditor of our affiliate, Intercomp, a put option to sell to us promissory notes issued by Intercomp in an aggregate principal amount of $3.5 million plus interest accrued since January 2001 at an annual rate of 5%, which could be paid, subject to FIMI's approval, in BluePhoenix ordinary shares. For additional information regarding the terms of this put option, see "Item 5.B. Liquidity and Capital Resources--Contractual Commitments and Guarantees."

         Issuance of Shares in connection with Call and Put Options in respect of Infinity's Holdings in
Intercomp

         In April 2004, a shareholder of Intercomp represented by Infinity, granted to us a call option to purchase its entire holdings in Intercomp, exercisable until April 1, 2006. If we do not exercise our option, Infinity will have a put option to cause us to purchase Infinity's entire holdings in Intercomp, exercisable from April 2006 until September 2006. If either of the options is exercised by us or by Infinity, we shall be obliged to issue to Infinity, as consideration for Intercomp's shares, 100,000 BluePhoenix ordinary shares and an additional amount of shares to be calculated based on revenues generated from the sale of licenses to use Intercomp's products.

The shares will be subject to a lock-up period until April 1, 2006. We may, at our option, pay to Infinity the cash equivalent of such shares.

         Convertible Debentures and Warrants Purchased by Institutional
Investors

         On March 30, 2004, we completed a $5 million private placement to four institutional investors. Under the terms of this transaction, we issued to each investor a 32-month debenture, bearing interest at an annual rate of 2%, payable quarterly, at our option, in cash or in BluePhoenix ordinary shares. The debentures are convertible, at the investors' option, into BluePhoenix ordinary shares at a conversion price of $5.70 per share. In the event that the market price of the shares, calculated on a weighted average basis, exceeds $7.125 for 20 consecutive trading days, we have the option to force the institutional investors to convert the outstanding amount of the debentures into BluePhoenix shares.

         As part of the transaction, the institutional investors were also granted warrants exercisable into BluePhoenix ordinary shares at an exercise price of $6.50 per share. The warrants are exercisable during a period of 5 years commencing in September 2004. If such warrants are exercised in full, we shall receive an aggregate consideration of $2.85 million.

         If the debentures issued to the institutional investors are fully converted and the warrants are fully exercised, we would be required to issue to the investors up to 1,708,411 ordinary shares, subject to adjustments.

         Under certain circumstances, the institutional investors may increase their investment by an additional $3 million of debentures and receive warrants on the same terms as the initial warrants, exercisable into such number of BluePhoenix ordinary shares equal to 50% of the ordinary shares into which the debentures are convertible. If these additional debentures are fully converted and the additional warrants are exercised in full, we would be required to issue to the investors up to an additional 1,025,047 ordinary shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major Shareholders

         The following table presents information regarding the ownership of our ordinary shares at May 21, 2004 by each person known to us to be the beneficial owner of 5% or more of our ordinary shares. Except where we indicated otherwise, we believe, based on information furnished by these owners, that the beneficial owners of our shares listed below have sole investment and voting power with respect to the shares.

                                                     Ordinary Shares
                                                    Beneficially Owned
                                                    ------------------
Name and Address                                 Number             Percent (1)
----------------                                 ------             -----------

Formula Systems (1985) Ltd.                     7,928,320              64.2% (2)
3 Hagalim Boulevard
Herzlia 46725, Israel

Aaron Crystal                                   1,193,700 (3)           8.8 %

Arie Kilman (4)                                   802,925               5.8%

--------------------------

(1) Percentages in the above table are based on 13,522,139 ordinary shares outstanding as of May 21, 2004, and do not include 1,870,565 ordinary shares that two of our subsidiaries hold.

(2) Formula owns of record 7,928,320 ordinary shares. Messrs. Dan Goldstein and Gad Goldstein have entered into agreements, which require them to vote their ordinary shares (an aggregate of 755,138 shares) as instructed by Formula. As a result of these voting agreements, Formula beneficially owns approximately 64.2% of our outstanding shares. Dan Goldstein is chairman of the board and chief executive officer of Formula and owns 20.0% of the outstanding shares of Formula. Gad Goldstein is a director and president of Formula and owns 3.3% of the outstanding shares of Formula. Messrs. Dan and Gad Goldstein are brothers. Based on the foregoing, Dan Goldstein and Gad Goldstein each may be deemed to share with Formula the power to vote and dispose of our ordinary shares beneficially owned by Formula. Each of Dan Goldstein and Gad Goldstein disclaims beneficial ownership of the ordinary shares beneficially owned by Formula.

(3) Includes 294 shares that Anat Crystal, Mr. Crystal's spouse, beneficially owns.

(4)  Includes currently exercisable options to purchase 211,111 ordinary shares.

         All of our ordinary shares have equal voting rights. Under our two buy-back programs (as described in "Item 5.B. Liquidity and Capital Resources"), two of our subsidiaries purchased 1,870,565 of our ordinary shares, as of May 21, 2004. Under applicable Israeli law, the shares held by our subsidiaries have no voting rights and, therefore, are excluded from the number of our outstanding shares. If our subsidiaries purchase additional shares, the percentage of our outstanding shares controlled by Formula would increase.

         In November 2002, we purchased through a share exchange transaction 86% of the outstanding share capital of Liraz. As part of the transaction, we issued to Liraz's selling shareholders, including Formula, 3,478,624 of our ordinary shares, constituting an aggregate of 26% of our outstanding share capital. Of these shares, we issued to Formula 2,343,113 ordinary shares.

         As of April 30, 2004, there were 33 record holders of our ordinary shares. Of these record holders, 19 holders had mailing addresses in the United States owning an aggregate of approximately 45.4% of our outstanding ordinary shares, excluding the shares that our subsidiaries hold.

B.       Related Party Transactions

         Management Agreement with Formula

         On January 1, 1996, we signed a letter agreement with Formula pursuant to which Formula provides us with administrative and management support, including business and marketing consulting services and identification of strategic partners and investors. Pursuant to the letter agreement, we pay to Formula in return for its services, a management fee equal to 3% of our revenues, up to a maximum of $180,000 per year. The amount of management fee was negotiated between us and Formula in 1996 when we initially entered into the management agreement. We pay the management fee to Formula in installments at the end of each quarter. For the year ended December 31, 2003, we paid to Formula under this agreement a management fee of $180,000. In addition, we reimburse Formula from time to time for expenses Formula incurred on our behalf.

         Registration Rights Agreements, Voting Agreements

         In 1997, we entered into a registration rights agreement with Formula, Dan Goldstein, Gad Goldstein, Aaron Crystal and an additional shareholder, referred to collectively as the holders. Under this registration rights agreement, the holders have certain registration rights with respect to their ordinary shares, beginning January 31, 1998. We have agreed that, beginning January 31, 1998, at the request of the holders of a majority of the shares held by the persons and entities who signed the agreement, and on no more than two occasions, we will file a registration statement under the Securities Act for an offering of their shares with respect to which registration is requested. In addition, if we otherwise propose to register our ordinary shares under the Securities Act, these holders may request that we register their shares as well, subject to certain limitations. We shall bear all fees and expenses in connection with the registration, except that the holders will pay all fees and expenses of their own counsel and all underwriting discounts and commissions relating to their shares.

         In October 2002, we entered into a registration rights agreement with Formula, Mr. Arie Kilman and other shareholder of Liraz as part of the Share Exchange Agreement with those shareholders. Under this agreement, we agreed that, until October 12, 2005, at the request of the holders of at least 20% of the shares issued to Liraz shareholders under the share exchange agreement, and no more than once, we will, subject to certain limitations, file a registration statement under the Securities Act for an offering of their shares with respect to which registration is requested. In addition, if we otherwise propose to register our ordinary shares under the Securities Act, these holders may request that we register their shares as well, subject to certain limitations. We shall bear all expenses in connection with the registration, provided that all underwriting commissions shall be paid by the holders selling shares with respect to their shares sold.

         In May 2004, our board of directors approved to include 400,000 BluePhoenix shares held by certain directors and officers in a registration statement to be filed by us in May 2004 under the Securities Act.

         Messrs. Dan Goldstein and Gad Goldstein have entered into voting agreements that require them to vote their ordinary shares as instructed by Formula.

         Transactions Between Us and Our Subsidiaries

         In the fourth quarter of 2000, we increased our shareholdings in our subsidiary, IntraComp, by investing $240,000 and reaching a 53% controlling interest. In addition, as of May 21, 2004, we lent to IntraComp an aggregate amount of $2.3 million. For more information about IntraComp, see "Item 4.B. Business Overview--Investments and Acquisitions--IntraComp."

         We currently hold 40% of the outstanding share capital of MultiConn Technologies, an affiliate of our subsidiary, M.S.I. MultiConn, and have an option to increase our holdings in MultiConn Technologies to 60%. In May 2004, we provided on behalf of MultiConn Technologies a guarantee in the amount of $300,000. For more information about M.S.I. MultiConn and MultiConn Technologies, see "Item 4.B. Business Overview--Investments and Acquisitions--MultiConn."

         In the fourth quarter of 2003, we exercised an option to purchase from Intercomp certain technology for an aggregate of $1.9 million. In addition, we undertook to pay to Intercomp royalties of 25% of the revenues generated from the purchased technology. In connection with the purchase of Intercomp's technology, we assumed the rights and obligations of Intercomp under a distribution agreement, pursuant to which Intercomp granted rights to a distributor to further develop and distribute Intercomp's products. As of December 31, 2003, we lent to Intercomp an aggregate of approximately $1.8 million, which are convertible into preferred shares of Intercomp, subject to certain conditions. For more information about Intercomp, see "Item 4.B. Business Overview--Investments and Acquisitions--Intercomp."

         Transactions Between Us and Our Chief Executive Officer

       Mr. Kilman, in his former position as Liraz's chairman of the board of directors, was granted by Liraz in May 2002 a loan of approximately NIS 1.2 million (approximately $300,000). As of May 21, 2004, Mr. Kilman repaid $150,000 of the principal amount of the loan plus linkage differentials and accrued interest. For more information relating to the loan granted to Mr. Kilman, see "Item 6.B. Compensation."

       Indemnification of Office Holders

       In July 2003, we granted to each of our office holders an indemnification letter, pursuant to which we undertook to indemnify each office holder in respect of an obligation or expense imposed on the office holder in respect of an act performed in his or her capacity as an office holder, provided, however, that the undertaking is limited to categories of events specified in the indemnification letter and subject to the provisions of any law, as follows:

       (i) a financial obligation imposed on him or her in favor of another person by a court judgment, including a compromise judgment or an arbitrator's award approved by court; and

       (ii) reasonable litigation expenses including attorneys' fees, expended by an office holder or charged to the office holder by a court, in a proceeding instituted against the office holder by the company or on its behalf or by another person, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of an offense that does not require proof of criminal intent.

       The indemnification described above shall also apply to an obligation or expense imposed on the office holder in respect of an act performed in his or her capacity as an office holder or an employee of one of our subsidiaries. Our undertaking for indemnification is limited to up to 25% of our shareholders' equity as it appears in our latest financial statements known at the date of indemnification.

       Our undertaking for indemnification shall not apply to a liability incurred as a result of any of the following:

       (i) a breach by the office holder of his or her duty of loyalty, unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

       (ii) a breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly;

       (iii) any act or omission done with the intent to derive an illegal personal benefit; or

       (iv)       any fine levied against the office holder.

       We shall not be required to indemnify an office holder, if the office holder, or anyone on its behalf, already received payment in respect of a liability subject to indemnification, under an effective insurance coverage or an effective indemnification arrangement with a third party, provided, however, that if such payment made to the office holder does not cover the entire liability subject to the indemnification, we shall indemnify the office holder in respect of the difference between the amount paid to the office holder and the liability subject to the indemnification.

       Office Holders Insurance

         We have obtained an insurance policy covering our directors' and officers' liability. Our subsidiaries participate in the premium payments of the insurance, on a proportional basis. The total premium we paid during 2003 was approximately $127,000.

C.       Interests of Expert and Counsel

Not applicable.


ITEM 8. FINANCIAL INFORMATION

A.       Consolidated Statements and Other Financial Information

Financial Statements

         The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

Legal Proceedings

         We are not involved in any proceedings in which any of our directors, members of our senior management or any of our affiliates is either a party adverse to us or to our subsidiaries or has a material interest adverse to us or to our subsidiaries. We are also not involved in any material legal proceedings, except as described below.

         In July 2003, a former Liraz shareholder filed an application with the Tel Aviv, Jaffa District Court to approve a claim filed by him against us, as a class action. The claim relates to the acquisition of Liraz shares, which we completed in March 2003. The shareholder alleges that the share price we paid to Liraz's shareholders in the tender offer and in a subsequent mandatory purchase was lower than the fair price of Liraz shares. The maximum amount of the claim is approximately $5.8 million in the aggregate. Under Israeli law, the court's approval is required for the plaintiff to represent all of the shareholders of Liraz who sold their shareholdings to us pursuant to the tender offer and the mandatory acquisition. The plaintiff has applied for such approval in the lawsuit. A preliminary hearing is scheduled for October 2004. We believe that the allegations against us in this proceed are without merit and we intend to vigorously defend the claim and contest the allegations made therein.

         Sogeti Nederland B.V., referred to as Sogeti, a Dutch company, has notified us of the termination of a migration project which was performed jointly by Sogeti and one of our wholly owned subsidiaries, ASE B.V., for a Dutch customer, NV Interpolis BTL, due to an alleged breach on our part. The project was performed by Sogeti as prime contractor and by ASE as subcontractor. BluePhoenix acted as subcontractor of ASE. In March 2004, Sogeti was granted by the district court in Amsterdam leave to put a lien over a bank account of ASE pursuant to an ex parte application. In the application, Sogeti claims that it has to make, or has made, a refund to Interpolis of 2.2 million euro and that it may suffer losses of a least 150,000 euro. For purposes of the lien application, Sogeti estimates the aggregate amount of the claim at 3 million euro. Sogeti has to file a claim against ASE B.V. by the end of June 2004. We believe that the alleged claim of Sogeti as described in the application for the lien has no grounds and is without merit. If a claim is filed against us we intend to vigorously defend it.

Dividend policy

         We have never declared or paid dividends to our shareholders and we do not intend to pay dividends in the future. We anticipate that we will retain all of our future earnings for use in the expansion and operation of our business.

B.       Significant Changes

         Except as otherwise disclosed in this annual report, there has been no material change in our financial position since December 31, 2003.

ITEM 9. THE OFFER AND LISTING

A.       Offer and Listing Details

         The following table shows the high and low closing price for our ordinary shares on the NASDAQ National Market for the periods indicated.

Calendar Period                                  Closing Price Per Share
---------------                                  -----------------------
                                                High               Low
                                                ----               ---
                                                        (in $)
1999                                           18.69               6.56
2000                                           19.50               5.63
2001                                            8.69               2.05

2002                                            4.15               2.00
  First Quarter                                 4.15               3.50
  Second Quarter                                4.00               2.80
  Third Quarter                                 3.00               2.24
   Fourth Quarter                               2.38               2.00

2003                                            7.04               2.10
  First Quarter                                 2.41               2.10
  Second Quarter                                3.25               2.18
  Third Quarter                                 4.00               3.05
  Fourth Quarter                                7.04               3.75
    November                                    5.50               4.25
    December                                    7.04               5.20

2004
  First Quarter                                 7.49               4.63
    January                                     7.49               5.64
    February                                    7.08               5.51
    March                                       5.46               4.63
    April                                       5.46               5.03
    May (through May 21)                        5.39               4.98

         The following table shows the high and low closing price for our ordinary shares on the TASE for the periods indicated.

Calendar Period                                 Closing Price Per Share
---------------                                 -----------------------
                                                High               Low
                                                ----               ---
                                                       (in NIS)
2001(from January 21)                          35.70              10.50

2002                                           20.10                8.01
  First Quarter                                20.10              14.99
  Second Quarter                               19.00              19.00
  Third Quarter                                19.00                8.01
  Fourth Quarter                               12.00              12.00

Calendar Period                                 Closing Price Per Share
---------------                                 -----------------------
                                                High               Low
                                                ----               ---
                                                       (in NIS)

2003                                           29.20              11.49
  First Quarter                                12.00              11.49
  Second Quarter                               13.00              11.49
  Third Quarter                                16.50              13.00
  Fourth Quarter                               29.20              16.50
    November                                   24.41              19.04
    December                                   29.20              22.44
2004
  First Quarter                                33.80              22.50
    January                                    33.50              25.99
    February                                   33.80              27.04
    March                                      27.76              22.50
    April                                      26.59              23.00
    May (through May 23)                       25.49              25.00

B.       Plan of Distribution

Not applicable.

C.       Markets

         Our ordinary shares have been traded in the United States on the NASDAQ National Market since our initial public offering on January 30, 1997 and were not publicly traded prior to this date. The symbol on the NASDAQ National Market for our ordinary shares is BPHX. On January 21, 2001 we listed our ordinary shares for trading on the Tel Aviv Stock Exchange, referred to as the TASE.

D.       Selling Shareholders

Not applicable.

E.       Dilution

Not applicable.

F.       Expenses of the Issue

Not applicable.


ITEM 10. ADDITIONAL INFORMATION

A.       Share Capital

Not applicable.

B.       Memorandum and Articles of Association

         We are registered with the Israeli Companies Register under the number 52-004306-8. Our objects are specified in our memorandum of association. These objects include:

     o    operating within the field of informational and computer systems;
     o providing management, consulting and sale services for computers, computer equipment, software for computers and for information systems;
     o the business of systems analysis, systems programming and computer programming; and
     o establishing facilities for instruction and training for computers and digital systems.

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

         Under the Companies Law, a shareholder has a duty to act in good faith towards the company in which he holds shares and towards other shareholders and to refrain from abusing his power in the company including voting in the general meeting of shareholders on:

     o    any amendment to the articles of association;
     o    an increase of the company's authorized share capital;
     o    a merger; or
     o approval of some of the acts and transactions that require shareholder approval.

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

Election of Directors

         Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of ordinary shares that represent more than 50% of the voting power represented at a shareholders meeting have the power to elect all of our directors, other than the outside directors which are appointed by a special majority of shareholders. For a summary of those provisions in our articles of association with respect to the directors, see "Item 6. Directors, Senior Management and Employees."

Anti-Takeover Provisions; Mergers and Acquisitions under Israeli Law

         Mergers

         The Companies Law includes provisions that allow a merger transaction and requires that each company that is party to a merger approve the transaction by its board of directors and a vote of the majority of its shares voting on the proposed merger at a shareholders' meeting called on at least 21 days' prior notice. In determining whether a majority has approved the merger, shares held by the other party to the merger or any person holding at least 25% of the other party to the merger are excluded from the vote. The Companies Law does not require court approval of a merger other than in specified situations. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 70 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli registrar of companies.

         Tender Offers

         The Companies Law also provides that an acquisition of shares of a public company on the open market must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company. The rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder, unless there is a 50% shareholder of the company. These rules do not apply if the acquisition is made by way of a merger as opposed to a tender offer. Regulations adopted under the Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the law in the country in which the shares are traded, including the rules and regulations of the stock exchange on which the shares are traded, there is either a limitation on acquisition of any level of control of the company, or the acquisition of any level of control requires the purchaser to do so by means of a tender offer to the public. The Companies Law also provides that if following any acquisition of shares, the acquirer holds 90% or more of the company's shares or of a class of shares, the acquisition must be made by means of a tender offer for all the target company's shares or all the shares of the class, as applicable. An acquirer who wishes to eliminate all minority shareholders must do so by way of a tender offer and acquire 95% of all shares not held by or for the benefit of the acquirer before the acquisition. If, however, the tender offer to acquire 95% is not successful, the acquirer may not acquire shares tendered if by doing so the acquirer would own more than 90% of the shares of the target company.

C.       Material Contracts

         We consider the agreements related to the $5 million private placement of convertible debentures and warrants completed in March 2004, the acquisition of Liraz's shares and our investments in Mainsoft Corporation, IntraComp Group Inc. and Intercomp Ltd. as material contracts. For a summary of the terms of these investments, see "Item 4.B. Business Overview--Investments and Acquisitions" and "Item 5.B. Liquidity and Capital Resources." In addition, the following agreement with Microsoft is material to our business.

         Licensing Agreement with Microsoft

         In August 1998, we entered into a Windows source code license agreement with Microsoft that terminated and superseded our prior arrangement with Microsoft. In May 2002, the parties entered into an amendment to the license agreement that expanded our access to certain Microsoft development technologies.

         Under the terms of the agreement, as amended, we continue to have access to specified software code and documentation for specified versions of Windows, Windows NT, and Windows XP, collectively referred to as the licensed software. The agreement grants us the right to distribute the licensed software as a component of our Visual MainWin(R) development kit and runtime products. The agreement provides for the payment of royalties to Microsoft that are based upon the licensing of our Visual MainWin(R) products, which include the licensed software. The agreement has a perpetual term although it may be terminated earlier under certain circumstances, including in the event of change of control of either of the parties.

         The agreement provides that in the event that we cease the active distribution or licensing of our Visual MainWin(R) products for more than one year, we will be deemed to have granted to Microsoft a worldwide, exclusive, perpetual, irrevocable, royalty-free license to our Visual MainWin(R) products.

         The agreement provides for a procedure under which we may be granted by Microsoft a waiver of payment of certain royalties to Microsoft relating to specific customers. Upon recording revenue from a customer, we accrue the royalties due to Microsoft in product cost of revenues and often apply for a waiver. We recognize a reduction in product cost of revenues when a waiver is approved by Microsoft.

         In December 2003, we entered into an independent contractor agreement with Microsoft. In accordance with this agreement, Microsoft agreed to apply the value of the services we performed under the independent contractor agreement to accrued royalties of up to $1,605,131. During the year ended December 31, 2003, we accrued royalties due to Microsoft of $2,782,000, and recognized credits (reductions to expense) related to waivers and to services performed of $2,466,000 and $999,000, respectively.

         Our ability to develop, sell and market our Visual MainWin(R) products that use the licensed software is dependent upon the continued access to the licensed software. While we believe that our relationship with Microsoft will continue on terms acceptable to us, a change in or termination of the agreement could prevent us from developing and selling certain products and materially adversely affect our business, results of operations and financial condition.

D.       Exchange Controls

         Under current Israeli regulations, we may pay dividends or other distributions in respect of our ordinary shares either in non-Israeli or Israeli currencies. If we make these payments in Israeli currency, they will be freely transferred in non-Israeli currencies at the rate of exchange prevailing at the time of conversion. Because exchange rates between the NIS and the dollar fluctuate continuously, a U.S. shareholder will be subject to the risk of currency fluctuations between the date when we declare NIS-denominated dividends and the date when we pay them in NIS. See "Item 3.D. Risk Factors."

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

         Under current Israeli law, individual or corporate shareholders (which are not subject to the provisions of the Inflationary Adjustments Law), selling our ordinary shares are subject to a 15% tax rate on any capital gain accrued after January 1, 2003 when certain condition are met. However, foreign residents are exempt from capital gains tax on the sale of traded securities of Israeli companies. The foregoing does not apply to companies or individuals that are subject to Chapter II of the Income Tax (Inflationary Adjustments) Law, 1985. In general, Chapter II of the Inflationary Adjustments Law applies to all Israeli companies and individuals, except for those companies which comply with all of the following: (i) they do not generate any business income; (ii) they do not apply for a deduction of financing expenses; and (iii) they are held only by individuals. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income.

         Pursuant to the convention between the Government of the United States of America and the Government of Israel with respect to taxes on income (the U.S.-Israel tax treaty), the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the United States under the treaty and who is entitled to claim the benefits afforded to him by the treaty, will generally not be subject to Israeli capital gains tax. This exemption shall not apply to a person who held, directly or indirectly, shares representing 10% or more of the voting power in our company during any part of the 12-month period preceding the sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of our shares by a U.S. resident qualified under the treaty, who held, directly or indirectly, shares representing 10% or more of the voting power in our company at any time during the preceding 12-month period would be subject to Israeli tax, to the extent applicable; however, under the treaty, this U.S. resident would be permitted to claim a credit for these taxes against the U.S. income tax with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits in accordance with tax treaties.

         Non-residents of Israel are subject to income tax on passive income accrued or derived from sources in Israel, like dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares (stock dividends) we generally withhold at source income tax at a rate of 25%, unless a different rate applies under a treaty between Israel and the shareholder's country of residence. Under the U.S.-Israel tax treaty, the maximum tax on dividends paid to a holder of our ordinary shares who is a resident of the United States will be 25% or 12.5% if certain conditions are met, including, inter alia that the holder is a corporation which holds, directly or indirectly, shares representing 10% or more of the voting power in our company during any part of the 12-month period preceding the date of payment of the dividend. However, under the Law for the Encouragement of Capital Investments, 1959 (the Investments Law), dividends generated by an approved enterprise are taxed at the rate of 15%.

United States Federal Income Tax Considerations

         Subject to the limitations described herein, this discussion summarizes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to a U.S. holder. A U.S. holder is a holder of our ordinary shares who is:

     o    an individual citizen or resident of the U.S.;

     o a corporation (or another entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof;
     o an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
     o a trust (i) if, in general, a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

         Unless otherwise specifically indicated, this discussion does not consider the U.S. tax consequences to a person that is not a U.S. holder and considers only U.S. holders that will own the ordinary shares as capital assets.

         This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, referred to as the Code, current and proposed Treasury regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder's individual circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers or who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares, U.S. holders holding the ordinary shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, insurance companies, tax-exempt organizations, financial institutions, persons who acquired their shares upon the exercise of employee stock options or otherwise as compensation, and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the tax treatment of persons who are, or hold the ordinary shares through, a partnership or other pass-through entity is not considered, nor is the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws.

         You are advised to consult your tax advisor with respect to the specific U.S. federal, state, local and foreign income tax consequences to you of purchasing, holding or disposing of our ordinary shares.

         Taxation on Distributions on the Ordinary Shares

         We have never paid dividends, and currently do not intend to pay dividends in the future. If we make distributions in the future, the amount of the distribution with respect to the ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any Israeli taxes withheld as described above under "Taxation--Israeli Taxation." Subject to the discussion below under "Tax Consequences if We are a Passive Foreign Investment Company," a distribution paid by us with respect to the ordinary shares to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15%), provided that such dividends meet the requirements of "qualified dividend income." Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a "passive foreign investment company," a "foreign personal holding company" or a "foreign investment company" (as such terms are defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do; in such case the dividend will be taxed at ordinary income rates.

         The amount of any distribution which exceeds the amount treated as a dividend will be treated first as a non-taxable return of capital, reducing the U.S. holder's tax basis in its ordinary shares to the extent thereof, and then as capital gain from the deemed disposition of the ordinary shares. Corporate holders will not be allowed a deduction for dividends received in respect of the ordinary shares.

         Dividends paid by us in NIS will be included in the income of U.S. holders at the dollar amount of the dividend (including any Israeli taxes withheld therefrom), based upon the spot rate of exchange in effect on the date of the distribution. U.S. holders will have a tax basis in NIS for U.S. federal income tax purposes equal to that dollar value. Any subsequent gain or loss in respect of NIS arising from exchange rate fluctuations will generally be taxable as U.S. source ordinary income or loss.

         Subject to the limitations set forth in the Code and the Treasury regulations thereunder, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the Israeli income tax withheld from dividends received in respect of the ordinary shares. The limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us will be foreign source "passive income" for U.S. foreign tax credit purposes or, in the case of a financial services entity, "financial services income." U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the Israeli income tax withheld if they itemize deductions. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit. A U.S. holder will be denied a foreign tax credit for Israeli income tax withheld from a dividend received on the ordinary shares (i) if the U.S. holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend or (ii) to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period.

         Taxation on Disposition of the Ordinary Shares

         Subject to the discussion below under "Tax Consequences if We are a Passive Foreign Investment Company," upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder's tax basis in the ordinary shares. The gain or loss recognized on the disposition will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the disposition. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

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

         Tax Consequences If We Are a Passive Foreign Investment Company

         We will be a passive foreign investment company, or PFIC, for a taxable year if either (1) 75% or more of our gross income in the taxable year is passive income; or (2) 50% or more of the value, determined on the basis of a quarterly average, of our assets in the taxable year produce, or are held for the production of, passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation's assets and as directly earning our proportionate share of the other corporation's income. If we are a PFIC, a U.S. holder must determine under which of three alternative taxing regimes it wishes to be taxed:

     o The "QEF" regime applies if the U.S. holder elects to treat us as a "qualified electing fund" ("QEF") for the first taxable year in which the U.S. holder owns our ordinary shares or in which we are a PFIC, whichever is later, and if we comply with certain reporting requirements. If the QEF regime applies, then each year that we are a PFIC such U.S. holder will include in its gross income a proportionate share of the our ordinary earnings (which is taxed as ordinary income) and net capital gain (which is taxed as long-term capital gain), subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. These amounts would be included in income by an electing U.S. holder for its taxable year in which our taxable year ends, whether or not such amounts are actually distributed to the U.S. holder. A U.S. holder's basis in our ordinary shares for which a QEF election has been made would be increased to reflect the amount of any taxed but undistributed income. Generally, a QEF election allows an electing U.S. holder to treat any gain realized on the disposition of his ordinary shares as capital gain.

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

     o A second regime, the "mark-to-market" regime, may be elected so long as our ordinary shares are publicly traded. Pursuant to this regime, an electing U.S. holder's ordinary shares are marked-to-market each year and the U.S. holder recognizes as ordinary income or loss an amount equal to the difference as of the close of the taxable year between the fair market value of our ordinary shares and the U.S. holder's adjusted tax basis therein. Losses are allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. An electing U.S. holder's adjusted basis in our ordinary shares is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election.

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

     o A U.S. holder making neither the QEF election nor the mark-to-market election is subject to the "excess distribution" regime. Under this regime, "excess distributions" are subject to special tax rules. An excess distribution is either (1) a distribution with respect to ordinary shares that is greater than 125% of the average distributions received by the U.S. holder from us over the shorter of either the preceding three years or such U.S. holder's holding period for our ordinary shares, or (2) 100% of the gain from the disposition of our ordinary shares (including gain deemed recognized if the ordinary shares are used as security for a loan).

                  Excess distributions must be allocated ratably to each day that a U.S. holder has held our ordinary shares. A U.S. holder must include amounts allocated to the current taxable year and to any period prior to the first day of the first taxable year for which we are a PFIC in its gross income as ordinary income for the current taxable year. All amounts allocated to other years of the U.S. holder would be taxed at the highest tax rate for each such other year applicable to ordinary income. The U.S. holder also would be liable for interest on the deferred tax liability for each such other year calculated as if such liability had been due with respect to each such other year. A U.S. holder that is an individual is not allowed a deduction for interest on the deferred tax liability. The portions of distributions that are not characterized as "excess distributions" are subject to tax in the current year under the normal tax rules of the Code.

                  A U.S. person who inherits shares in a foreign corporation that was a PFIC in the hands of the decedent (who was not a nonresident alien and did not make either of the elections described above), is denied the otherwise available step-up in the tax basis of such shares to fair market value at the date of death. The U.S. person steps into the shoes of the decedent and will be subject to the rules described above.

         We believe that in 2002 we were not a PFIC and currently we expect that we will not be a PFIC in 2003. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the value of our assets and the amount and type of our gross income. Therefore, there can be no assurance that we will not become a PFIC for the current fiscal year ending December 31, 2003 or in a future year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes or to "mark to market" the ordinary shares or to become subject to the "excess distribution" regime.

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

         Non-U.S. holders will be subject to information reporting and backup withholding at a rate of up to 28% on the receipt of the proceeds from the disposition of the ordinary shares to, or through, the United States office of a broker, whether domestic or foreign, unless the holder provides a taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption. Non-U.S. holders will not be subject to information reporting or backup withholding with respect to the receipt of proceeds from the disposition of the ordinary shares by a foreign office of a broker; provided, however, that if the broker is a U.S. person or a "U.S. related person," information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its records of the non-U.S. holder's foreign status or the non-U.S. holder certifies to its foreign status under penalties of perjury or otherwise establishes an exemption. For this purpose, a "U.S. related person" is a broker or other intermediary that maintains one or more enumerated U.S. relationships. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a non-U.S. holder, or alternatively, the non-U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the Internal Revenue Service.

F.       Dividend and Paying Agents

Not applicable.

G.       Statement by Agents

Not applicable.

H.       Documents on Display

         BluePhoenix files annual and special reports and other information with the SEC. You may inspect and copy such material at the public reference facilities maintained by the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

         The SEC maintains an Internet Web site at http://www.sec.gov that contains reports and other material that are filed through the SEC's Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system. BluePhoenix began filing through the EDGAR system beginning on November 14, 2002.

         BluePhoenix's ordinary shares are quoted on the NASDAQ National Market. You may inspect reports and other information concerning BluePhoenix at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

         Information about us is also available on our Web site at http://www.bphx.com. Such information on our Web site is not part of this annual report.

         BluePhoenix, as a foreign private issuer, is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and BluePhoenix's officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act. In addition, BluePhoenix is not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

I.       Subsidiary Information

Not applicable.


ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         In light of the nature of our activities, we invest our cash and cash equivalents, in short-term time deposits. As of December 31, 2003, we invested substantially all of the cash we held in dollars, euro and DKK currency accounts. In addition, we had outstanding short-term loans in dollars, euro and NIS. Fluctuations in foreign currency exchange rates, such as euro or NIS versus the dollar may have a negative impact on our operating results and financial condition.

Depending upon the circumstances, we will consider entering into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar versus any other applicable foreign currencies.

         We do not engage in currency speculation. We do not hold nor have we issued any derivatives or other financial instruments for trading purposes. In case we use financial instruments, we include the gains and losses on these transactions in the statement of operations in the period in which the changes in the exchange rates occur.


ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                   P A R T II
                                   ===========


ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.


ITEM 15. CONTROLS AND PROCEDURES

         (a) Disclosure Controls and Procedures. We have carried out an evaluation, as of the end of our fiscal year, under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of our internal control over financial reporting and the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation, the chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective in assuring that all material information relating to our company is made known to them.

         (b) Internal Controls. Since the date of the evaluation described above, there have been no significant changes in our internal controls over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.


ITEM 16. [RESERVED]


ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

       Our board of directors has determined that Mr. Michael Chill, a member of our audit committee, is an audit committee financial expert, as defined by applicable SEC regulations.


ITEM 16B. CODE OF ETHICS

       BluePhoenix has adopted a code of business conduct and ethics applicable to its executive officers, directors and all other employees. A copy of the code is available to every BluePhoenix employee, investors and others upon request to its general counsel. Any waiver of this code for executive officers or directors will be disclosed through the filing of a Form 6-K.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

         Our audit committee is responsible for the oversight of our independent auditor's work. The audit committee's policy is to pre-approve all audit and non-audit services provided by Ziv Haft certified public accountants (Isr.) BDO member firm. These services may include audit services, audit-related services, tax services and other services, as further described below. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, Ziv Haft certified public accountants (Isr.) BDO member firm and our management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

Principal Accountant Fees and Services

         BluePhoenix paid the following fees for professional services rendered by Ziv Haft certified public accountants (Isr.) and other BDO member firm, for the years ended December 31, 2003:

                                          2003              2002
                                          ----              ----
                                              ($ in thousands)
                                      ------------------------------
Audit Fees                                   $284              $152
Audit-Related Fees                             28                27
Tax Fees                                       52                33
All Other Fees                                  -                 -
                                         ---------         ---------
Total                                        $364              $212

         The audit fees for the years ended December 31, 2003 and 2002 were for professional services rendered for the audits of our annual consolidated financial statements, review of our consolidated quarterly financial statements, statutory audits of BluePhoenix and its subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC.

       The audit-related fees for the years ended December 31, 2003 and 2002 were for assurance and related services related to accounting consultations and audits in connection with acquisitions and employee benefit plan audits.

       Tax fees for the years ended December 31, 2003 and 2002 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.


ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

                                   P A R T III
                                   ===========


ITEM 17. FINANCIAL STATEMENTS

         We have responded to Item 18 in lieu of this item.


ITEM 18. FINANCIAL STATEMENTS

         The financial statements required by this item are found at the end of this annual report, beginning on page F-1.


ITEM 19. EXHIBITS

Exhibit No.
-----------

1.1 English translation of the Memorandum of Association as amended on July 23, 2003

1.2          Articles of Association as amended on January 15, 2001*

4.1          Cooperation agreement dated August 10, 1999, between ForSoft Ltd.
             and the Registrant (English summary accompanied by Hebrew original)
             **

4.2 Agreement dated June 12, 2003, among the Registrant, the owners of all of the issued and outstanding common stock of IntraComp Group Incorporated ***

4.3 Agreement dated January 11, 2001 among the Registrant, the Israel Mezzanine Fund L.P., The Israel Mezzanine Fund, The Jordan (Bermuda) Investment Company Ltd.*

4.4 Amendment dated August 7, 2003 to agreement among the Registrant, the Israel Mezzanine Fund L.P., The Israel Mezzanine Fund and The Jordan (Bermuda) Investment Company Ltd. dated January 11, 2001.

4.5 Share Purchase Agreement dated March 30, 2004, among the Registrant and four institutional investors in connection with a $5 million private placement.

4.6 Registration Rights Agreement dated March 30, 2004, among the Registrant and four institutional investors in connection with a $5 million private placement.

4.7 Share Exchange Agreement dated October 13, 2002 among the Registrant, Formula Systems (1985) and certain shareholders of Liraz Systems Ltd.***

Exhibit No.
-----------

4.8 The 1996 Share Option Plan--Part One, as amended on January 28, 1997, December 5, 1999, December 18, 2000, December 26, 2000 and August 6, 2003

8            List of Subsidiaries

10.1 Consent of Ziv Haft certified public accountants (Isr.) BDO member firm

12.1 Certification of the Chief Executive Officer pursuant toss.302 of the Sarbanes-Oxley Act

12.2 Certification of the Chief Financial Officer pursuant toss.302 of the Sarbanes-Oxley Act

13.1         Certification of the Chief Executive Officer pursuant to 18 U.S.C.
             section 1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley
             Act

13.2         Certification of the Chief Financial Officer pursuant to 18 U.S.C.
             section 1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley
             Act

--------------------------------
* Incorporated by reference to the Registrant annual report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2001.
** Incorporated by reference to the Registrant annual report on Form 20-F filed with the Securities and Exchange Commission on June 28, 2002.
*** Incorporated by reference to the Registrant annual report on Form 20-F filed with the Securities and Exchange Commission on June 19, 2003.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



                                                     BLUEPHOENIX SOLUTIONS LTD.
                                                           (Registrant)



                                                           By: /s/ Iris Yahal
                                                              -----------------
                                                                   Iris Yahal
                                                      Chief Financial Officer



Date: May 27, 2004

 EXHIBIT INDEX

Exhibit No.
-----------

1.1 English translation of the Memorandum of Association as amended on July 23, 2003

1.2          Articles of Association as amended on January 15, 2001*

4.1          Cooperation agreement dated August 10, 1999, between ForSoft Ltd.
             and the Registrant (English summary accompanied by Hebrew original)
             **

4.2 Agreement dated June 12, 2003, among the Registrant, the owners of all of the issued and outstanding common stock of IntraComp Group Incorporated ***

4.3 Agreement dated January 11, 2001 among the Registrant, the Israel Mezzanine Fund L.P., The Israel Mezzanine Fund, The Jordan (Bermuda) Investment Company Ltd.*

4.4 Amendment dated August 7, 2003 to agreement among the Registrant, the Israel Mezzanine Fund L.P., The Israel Mezzanine Fund and The Jordan (Bermuda) Investment Company Ltd. dated January 11, 2001.

4.5 Share Purchase Agreement dated March 30, 2004, among the Registrant and four institutional investors in connection with a $5 million private placement.

4.6 Registration Rights Agreement dated March 30, 2004, among the Registrant and four institutional investors in connection with a $5 million private placement.

4.7 Share Exchange Agreement dated October 13, 2002 among the Registrant, Formula Systems (1985) and certain shareholders of Liraz Systems Ltd.***

4.8 The 1996 Share Option Plan--Part One, as amended on January 28, 1997, December 5, 1999, December 18, 2000, December 26, 2000 and August 6, 2003

8            List of Subsidiaries

10.1 Consent of Ziv Haft certified public accountants (Isr.) BDO member firm

12.1 Certification of the Chief Executive Officer pursuant toss.302 of the Sarbanes-Oxley Act

12.2 Certification of the Chief Financial Officer pursuant toss.302 of the Sarbanes-Oxley Act

Exhibit No.
-----------

13.1 Certification of the Chief Executive Officer pursuant to 18 U.S.C.ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act

13.2 Certification of the Chief Financial Officer pursuant to 18 U.S.C.ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act

--------------------------
* Incorporated by reference to the Registrant annual report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2001.
** Incorporated by reference to the Registrant annual report on Form 20-F filed with the Securities and Exchange Commission on June 28, 2002.
*** Incorporated by reference to the Registrant annual report on Form 20-F filed with the Securities and Exchange Commission on June 19, 2003.

                           BLUEPHOENIX SOLUTIONS LTD.
                   (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (An Israeli corporation)
                               2003 Annual Report

                           BLUEPHOENIX SOLUTIONS LTD.
                   (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (An Israeli Corporation)

                     2003 CONSOLIDATED FINANCIAL STATEMENTS


                                TABLE OF CONTENTS
                                -----------------

                                                               Page
                                                               ----

REPORT OF INDEPENDENT AUDITORS                                  F-1
CONSOLIDATED FINANCIAL STATEMENTS:
      Balance Sheets                                            F-2
      Statements of Operations                                  F-3
      Statements of Changes in Shareholders' Equity             F-4
      Statements of Cash Flows                                  F-5
      Notes to Financial Statements                             F-7


                   The amounts are stated in U.S. dollars ($).


                             ----------------------
                                  -------------
                                     ------

                          Independent Auditors' Report
                             To the Shareholders of
                           BLUEPHOENIX SOLUTIONS LTD.
                   (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)

We have audited the accompanying consolidated balance sheets of BluePhoenix Solutions Ltd. (formerly: Crystal Systems Solutions Ltd.) (the "Company") and its subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated results of its operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

As discussed more fully in Note 11, there were public reports in early 2004 that Microsoft source code was leaked to the Internet with source traces coming from the Company's subsidiary. While the Company's subsidiary believes its relationship with Microsoft will continue on terms acceptable to the Company's subsidiary, a change in the relationship could materially adversely affect the Company's subsidiary business, result of operations, and financial condition.

Tel-Aviv, Israel
May 27, 2004
                                                 /s/ Ziv Haft
                                                 ------------

                                                   Ziv Haft
                                            Certified Public Accountants (Isr.)
                                                 BDO Member Firm


                           BLUEPHOENIX SOLUTIONS LTD.
                   (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (An Israeli Corporation)
                           CONSOLIDATED BALANCE SHEETS

                                                                         December 31,
                                                                    ----------------------
                                                                      2003          2002
                                                                    --------      --------
                                                                       (in thousands)
                                                                    -----------------------
ASSETS
CURRENT ASSETS (Note 13):
    Cash and cash equivalents                                       $ 11,105      $ 15,306
    Marketable securities                                                406           640
    Trade accounts receivable (Note 15A1)                             12,617        10,811
    Other current assets (Note 15A2)                                   1,899         2,924
                                                                    --------      --------
              Total current assets                                    26,027        29,681
                                                                    --------      --------

INVESTMENTS IN AFFILIATES AND OTHER COMPANIES (Note 3)                 3,794         3,475
                                                                    --------      --------

FIXED ASSETS (Note 4, 15A3):
    Cost                                                               8,920        11,173
    Less - accumulated depreciation                                    6,121         7,601
                                                                    --------      --------

                                                                       2,799         3,572
                                                                    --------      --------

GOODWILL (Note 5)                                                     40,265        44,695
                                                                    --------      --------

CAPITALIZED SOFTWARE DEVELOPMENT COSTS AND
    OTHER (Note 6)                                                     7,935         6,058
                                                                    --------      --------

Total assets                                                        $ 80,820      $ 87,481
                                                                    ========      ========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES (Note 13):
    Short-term bank credit (Note 7)                                 $  8,342      $  7,473
    Accounts payable and accruals:
       Trade                                                           3,425         3,738
       Deferred revenue                                                3,034         3,094
       Other (Note 15A4)                                              10,980        13,884
       Restructuring accrual                                            --             182
                                                                    --------      --------

              Total current liabilities                               25,781        28,371
                                                                    --------      --------

LONG-TERM LIABILITIES:
    Accrued severance pay, net (Note 8)                                  915           931
    Provision for losses in formerly-consolidated
    subsidiary (Note 9)                                                1,971         2,512
    Loans from banks (Note 10)                                         2,065         2,652
                                                                    --------      --------

              Total long-term liabilities                              4,951         6,095
                                                                    --------      --------

MINORITY INTEREST                                                      4,690         6,294
                                                                    --------      --------

COMMITMENTS AND CONTIGENCIES (Note 11)
SHAREHOLDERS' EQUITY (Note 12):
Share capital - ordinary shares of NIS 0.01 par value
(authorized - December 31, 2003 and 2002 - 30,000,000
shares; issued: December 31, 2003 - 15,354,841 shares;
   December 31, 2002 - 15,319,574 shares)                                 30            30
   Capital surplus                                                    54,412        54,329
   Accumulated other comprehensive income (loss)                      (1,476)        1,781
   Retained earnings                                                   7,140         5,289
                                                                    --------      --------

                                                                      60,106        61,429
                                                                    --------      --------
   Cost of 1,870,565 Company shares held by subsidiaries             (14,708)      (14,708)
                                                                    --------      --------

              Total shareholders' equity                              45,398        46,721
                                                                    --------      --------

Total liabilities and shareholders' equity                          $ 80,820      $ 87,481
                                                                    ========      ========

The accompanying notes are an integral part of the consolidated financial statements.


                           BLUEPHOENIX SOLUTIONS LTD.
                   (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (An Israeli Corporation)
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                               Year ended December 31,
                                                                      --------------------------------------------
                                                                        2003              2002              2001
                                                                        ----              ----              ----
                                                                        (in thousands, except per share amounts)
                                                                      --------------------------------------------

Revenues (Note 15B1)                                                  $ 54,340          $ 36,668          $ 38,438
Cost of revenues                                                        24,115            15,220            17,722
                                                                      --------          --------          --------
     Gross profit                                                       30,225            21,448            20,716

Software development costs, net                                          8,138             7,387             8,868
Selling, general and administrative expenses                            20,140            13,245            19,794
Goodwill impairment, restructuring costs and non-recurring
   expenses (Note 15B2)                                                   --                 472             4,467
                                                                      --------          --------          --------
     Operating income (loss)                                             1,947               344           (12,413)

Financial income (expenses), net (Note 15B4)                               165              (195)              (62)
Gain on realization of shareholdings (Note 15B5)                           376              --                 693
Other income (expenses), net (Note 15B6)                                   567            (1,581)           (2,649)
                                                                      --------          --------          --------

     Income (loss) before taxes on income                                3,055            (1,432)          (14,431)

Income tax expense (Note 14)                                               152               160               115
                                                                      --------          --------          --------

                                                                         2,903            (1,592)          (14,546)
Equity in losses of affiliated companies, net                             (898)           (1,336)           (1,304)
Minority interest                                                         (154)             (702)              863
                                                                      --------          --------          --------

     Net income (loss)                                                $  1,851          $ (3,630)         $(14,987)
                                                                      ========          ========          ========

Earnings (loss) per share (Note 15C):

         Basic                                                        $   0.14          $  (0.35)         $  (1.52)
                                                                      ========          ========          ========

         Diluted                                                      $   0.14          $  (0.35)         $  (1.52)
                                                                      ========          ========          ========

Weighted average number of shares outstanding (Note 15C):

         Basic                                                          13,451            10,517             9,872
                                                                      ========          ========          ========

         Diluted                                                        13,644            10,517             9,872
                                                                      ========          ========          ========


The accompanying notes are an integral part of the consolidated financial statements.


                           BLUEPHOENIX SOLUTIONS LTD.
                   (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                       Share Capital
                                                       -------------
                                                                                       Accumulated                    Loans
                                                                                          Other                       Against
                                           Number of                   Capital        Comprehensive   Retained       Exercise
                                            Shares        Amount       Surplus           Income       Earnings       of Options
                                            ------        ------       -------           ------       --------       ----------
                                                                                    (in thousands, except shares)
                                         --------------------------------------------------------------------------------------

Balance at January 1, 2001                 10,009,100    $        23   $    40,632          --      $    23,906           --
Changes during 2001:
    Net loss                                     --             --            --            --          (14,987)          --
    Exercise of employee share options        181,850           --             499          --             --             (346)
    Purchase of treasury stock               (206,100)          --            --            --             --             --
Balance at December 31, 2001                9,984,850             23        41,131          --            8,919           (346)
Changes during 2002:
    Components of comprehensive income:
       Net loss                                  --             --            --            --           (3,630)          --
       Currency translation adjustments          --             --            --           1,781           --             --
         Total comprehensive loss              (1,849)
    Repayment of loans granted against
      exercise of options                        --             --            --            --             --              346
    Exercise of employee share options         90,000           --             321          --             --             --
    Purchase of treasury stock               (104,465)          --            --            --             --             --
    Issuance of shares (Note 2E)            3,478,624              7        12,877          --             --             --
Balance at December 31, 2002               13,449,009             30        54,329         1,781          5,289           --
Changes during 2003:
    Components of comprehensive income:
       Net income                                --             --            --            --            1,851           --
       Currency translation adjustments          --             --            --          (3,257)          --             --
         Total comprehensive loss              (1,406)
    Exercise of employee share options         35,267           --              83          --             --             --
Balance at December 31, 2003               13,484,276    $        30   $    54,412   $    (1,476)   $     7,140       $   --


                                                  Cost of
                                                  Company
                                                Shares Held
                                                     by
                                                Subsidiaries      Total
                                                ------------      -----

                                               (in thousands, except shares)

Balance at January 1, 2001                      $   (13,152)   $    51,409
Changes during 2001:
    Net loss                                           --          (14,987)
    Exercise of employee share options                 --              153
    Purchase of treasury stock                       (1,318)        (1,318)
Balance at December 31, 2001                        (14,470)        35,257
Changes during 2002:
    Components of comprehensive income:
       Net loss                                        --           (3,630)
       Currency translation adjustments                --            1,781
         Total comprehensive loss
    Repayment of loans granted against
      exercise of options                              --              346
    Exercise of employee share options                 --              321
    Purchase of treasury stock                         (238)          (238)
    Issuance of shares (Note 2E)                       --           12,884
Balance at December 31, 2002                        (14,708)        46,721
Changes during 2003:
    Components of comprehensive income:
       Net income                                      --            1,851
       Currency translation adjustments                --           (3,257)
         Total comprehensive loss
    Exercise of employee share options                 --               83
Balance at December 31, 2003                    $   (14,708)   $    45,398


The accompanying notes are an integral part of the consolidated financial statements.


                           BLUEPHOENIX SOLUTIONS LTD.
                   (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                Year ended December 31,
                                                                        -----------------------------------------
                                                                          2003            2002            2001
                                                                          ----            ----            ----
                                                                                     (in thousands)
                                                                        -----------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                                                    $  1,851        $ (3,630)       $(14,987)
   Adjustments to reconcile net income (loss) to net cash
      provided by operating activities:
   Minority interest in earnings (losses) of consolidated subsidiaries       154             702            (863)
   Equity in losses of affiliated companies, net                             898           1,481           1,080
   Depreciation and amortization                                           3,910           2,774           6,029
   Increase (decrease) in accrued severance pay, net                          96            (214)           (116)
   Loss from sale of fixed assets                                             31              37             149
   Gain on realization of shareholdings and expiration of options           (451)            (84)           (693)
   Write-down of loans to an investee                                        350            --             2,500
   Write-down of shareholdings in an investee                                100           1,800            --
   Change in value of long term-loans and liabilities                        (92)            (92)             (4)
   Decrease of provision for losses in formerly consolidated
     subsidiary                                                             (541)           --              --
   Deferred taxes                                                            513              50            (340)
   Changes in operating assets and liabilities:
      Decrease in marketable securities                                      234              60           4,500
      Decrease (increase) in trade receivables                            (2,022)          3,965           8,313
      Decrease  in other current assets                                      647           1,205           1,409
      Increase (decrease) in trade payables                                 (193)         (3,422)          1,341
      Decrease in other accounts payable                                  (3,027)         (1,830)         (1,203)
                                                                        --------        --------        --------
         Net cash provided by operating activities                         2,458           2,802           7,115
                                                                        --------        --------        --------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of fixed assets                                                 (867)           (823)           (878)
   Proceeds from sale of fixed assets                                        157             278             231
   Investment in and loans to affiliated and other companies              (1,140)         (2,999)         (4,714)
   Repayment of loans to affiliated and other companies                     --              --               933
   Proceeds from sale of investments                                         376            --             1,960
   Capitalization of software development and other costs                 (3,159)         (2,442)         (3,203)
   Purchase of minority interest in subsidiaries                          (2,730)         (1,124)         (5,120)
   Investment in newly-consolidated subsidiaries (Appendix A)               --             2,605            --
   Realization of investment in previously-consolidated
      subsidiaries (Appendix B)                                             (152)           --              --
                                                                        --------        --------        --------

         Net cash used in investing activities                            (7,515)         (4,505)        (10,791)
                                                                        --------        --------        --------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Short-term bank credit, net                                               495           5,165           1,257
   Repayment of long-term loans                                             --              --               (28)
   Receipt of long-term loans                                               --             1,375             287
   Issuance in a subsidiary to minority shareholders                         313            --               613
   Purchase of Company shares by subsidiaries                               --              (238)         (1,318)
   Repayment of loans granted against exercise of options                   --               346            --
   Exercise of employee share options                                         83             321             153
                                                                        --------        --------        --------

         Net cash provided by (used in) financing activities                 891           6,969             964
                                                                        --------        --------        --------

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH                              (35)            666            --
                                                                        --------        --------        --------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                      (4,201)          5,932          (2,712)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                            15,306           9,374          12,086
                                                                        --------        --------        --------

         CASH AND CASH EQUIVALENTS AT END OF YEAR                       $ 11,105        $ 15,306        $  9,374
                                                                        ========         =======        ========

The accompanying notes are an integral part of the consolidated financial statements.


                           BLUEPHOENIX SOLUTIONS LTD.
                   (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                    Year ended December 31,
                                                                       -----------------------------------------------
                                                                         2003               2002                 2001
                                                                         ----               ----                 ----
                                                                                       (in thousands)
                                                                       -----------------------------------------------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
    Cash paid during the year for:
       Income taxes                                                    $    415            $    258            $    380
       Interest                                                        $    537            $    321            $    216

APPENDIX A - INVESTMENT IN NEWLY-CONSOLIDATED SUBSIDIARIES:

Working capital, other than cash                                           --              $ (4,551)               --
Investment in and loans to affiliated company                              --                 4,156                --
Fixed assets                                                               --                  (968)               --
Minority interest                                                          --                 2,144                --
Goodwill                                                                   --               (28,105)               --
Capitalized software development costs                                     --                  (890)               --
Non-current liabilities                                                    --                17,935                --
The Company shares issued upon acquisition                                 --                12,884                --
                                                                       --------             -------            ------

      Net cash provided by (used in) acquisition                           --              $  2,605                --
                                                                       ========             =======            =======

APPENDIX B - REALIZATION OF PREVIOUSLY-CONSOLIDATED SUBSIDIARIES:

                                                                                    Year ended December 31,
                                                                       -----------------------------------------------
                                                                         2003               2002                 2001
                                                                         ----               ----                 ----
                                                                                       (in thousands)
                                                                       -----------------------------------------------

Working capital, other than cash                                       $    226                --                  --
Investment in and loans to affiliated company                            (2,613)               --                  --
Fixed assets other                                                          145                --                  --
Other assets                                                                 49
Minority interest                                                            21                --                  --
Goodwill                                                                  2,132                --                  --
Severance pay                                                              (112)               --                  --
                                                                       --------             -------            ------

      Total                                                            $   (152)               --                  --
                                                                       ========             =======            =======

APPENDIX C - NON CASH ACTIVITIES:

                                                                                    Year ended December 31,
                                                                       -----------------------------------------------
                                                                         2003               2002                 2001
                                                                         ----               ----                 ----
                                                                                       (in thousands)
                                                                       -----------------------------------------------

Purchase of technology from Affiliate against loan                     $  1,917                --                  --
                                                                       --------             -------            ------

The accompanying notes are an integral part of the financial statements.

      BLUEPHOENIX SOLUTIONS LTD. (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (An Israeli Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1 - Summary of Significant Accounting Policies:

A.    General:

      The significant accounting policies, applied on a consistent basis, are as follows:

      1. The Company:

            a) BluePhoenix Solutions Ltd. (formerly: Crystal Systems Solutions Ltd.) ("BluePhoenix") (together with its subsidiaries "the Company") is an Israeli corporation, which operates in one business segment - enterprise IT modernization solutions. The Company develops and markets software tools and provides consulting services for efficient modernization of legacy systems and cross-platform migration. The Company manages its business in various international markets by several entities, including its wholly-owned subsidiaries located in: USA, UK, Denmark, Germany, Italy, Netherlands, Cyprus, Rumania and Israel. The Company also holds four affiliated companies ("affiliates"). The Company and its affiliates operate in one reportable operating segment. Listed below are details relating to BluePhoenix's major subsidiaries and affiliates:


                                                                                                State of
                                                              Shareholding percentage         incorporation
                                                           -------------------------------------------------
      Name                                                     2003             2002
      ----
                                                           --------------- ----------------
                                                                         %
                                                           --------------------------------
      Subsidiaries:
      BluePhoenix Solutions B.V.  ("BluePhoenix")                100 *           100 *         Netherlands
      BluePhoenix Solutions Nordic Aps                           100 *           100 *         Denmark
      Advanced Systems Europe B.V.                               100 *           100 *         Netherlands
      Liraz Systems Ltd. ("Liraz")                               100                90         Israel
      Mainsoft Corporation ("Mainsoft")                           58                58         USA
      IntraComp Group, Inc. ("IntraComp")                        100                53         USA

      * Indirectly through Liraz

      Affiliates:
      Intercomp Ltd. ("Intercomp")                                49                49         Israel
      Tesnet Software Testing Ltd. ("Tesnet")                     19                19         Israel
      MSI Multiconn Solutions International (1995) Ltd.           60                60         Israel
      Multiconn Technologies Ltd.                                 60                60         Israel

            b) In July 2003 the name of the Company changed from "Crystal Systems Solutions Ltd." to "BluePhoenix Solutions Ltd.".

      2.    Principal Shareholder:

            Formula Systems (1985) Ltd. ("Formula"), owns 58.5% of the Company's shares as of December 31, 2003.

      BLUEPHOENIX SOLUTIONS LTD. (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (An Israeli Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1 (cont.):

A.    General (cont.):

      3.    Accounting Principles:

            The consolidated financial statements are prepared in accordance with accounting principles generally accepted ("GAAP") in the United States.

      4.    Functional Currency:

            The currency of the primary economic environment in which the operations of the Company and most of its subsidiaries are conducted is the U.S. dollar ("dollar"). Most of the Company's sales are made outside of Israel (see Note 15B1 for export sales by geographic areas) and are denominated in dollars. In addition, a substantial portion of the Company's costs is incurred in dollars. Thus, the functional and reporting currency of the Company is considered to be the dollar. During the first quarter of 2003 some of the subsidiaries changed their functional currency from Euro to U.S. dollar which caused a reduction in the goodwill amount approximately $3 million. For consolidated companies whose functional currency is the dollar, transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions reflected in the statements of operations, the exchange rates at transaction dates are used. Amortization and depreciation deriving from non-monetary items are based on historical exchange rates. The resulting transaction gains or losses are included in the statements of operations.

            For consolidated companies whose functional currency is other than the dollar, transactions and balances have been translated to dollars under the principles prescribed in Statement of Financial Accounting Standards ("SFAS") No. 52 of the Financial Accounting Standards Board ("FASB"). Assets and liabilities have been translated at period-end exchange rates. Results of operations have been translated at appropriately weighted average exchange rates. Differences resulting from such translation are presented as a separate component of shareholder's equity under the caption "Accumulated Other Comprehensive Income".

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

      BLUEPHOENIX SOLUTIONS LTD. (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (An Israeli Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 1 (cont.):

B.    Principles of Consolidation:

      The consolidated financial statements include the accounts of BluePhoenix Solutions Ltd. and its subsidiaries in which it has a controlling interest. Acquisition of subsidiaries is accounted for under the purchase method. All intercompany balances and transactions have been eliminated upon consolidation.

C.    Cash and cash Equivalents:

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

E.    Investments:

      Investments in affiliates over which the Company exercises significant influence are accounted for under the equity method. As to goodwill - see
      Note 1H. Investments in other companies are accounted for under the cost method. Investments in marketable securities are classified as "trading", and unrealized gains or losses therefrom are reported in the statement of operations in accordance with the principles set forth in SFAS 115 of the FASB. Investments are periodically reviewed to determine whether an other-than-temporary impairment in value has occurred, in which case the investment is written down to its fair value.

F.    Fixed Assets:

      Fixed assets are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over their estimated useful lives. Annual rates of depreciation are as follows:

                                                                   %

    Computers and computer equipment                      20 - 33 (mainly 33)
    Office furniture and equipment                         6 - 15 (mainly 7)
    Leasehold improvements                                         10
    Motor vehicles                                                 15

      BLUEPHOENIX SOLUTIONS LTD. (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (An Israeli Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1 (cont.):

G.    Impairment of Long-Lived Assets:

      The Company's long-lived assets are reviewed for impairment in accordance with SFAS 144 "Accounting for the Impairment for Disposal of Long-Lived Assets" whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value.

H.    Goodwill:

      Goodwill that arose from acquisitions prior to July 1, 2001 was amortized until December 31, 2001 on a straight-line basis over 10 years. Prior to 2002, goodwill was assessed for impairment by comparing undiscounted cash flows to the carrying amount of the goodwill. If the carrying amount was not recoverable, goodwill was written down to its fair value.
      In July 2001 the FASB issued SFAS 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 requires goodwill to be tested for impairment on an annual basis and between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Furthermore, SFAS 142 requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite.

      SFAS 142 is effective for fiscal years beginning after December 15, 2001. The Company adopted SFAS 142 effective January 1, 2002. In accordance with SFAS 142, the Company ceased amortizing goodwill totaling $15.1 million as of the beginning of 2002. Based on the impairment tests performed, there was no impairment of goodwill in 2003 and 2002. There can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

      BLUEPHOENIX SOLUTIONS LTD. (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (An Israeli Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 1 (cont.):

H.    Goodwill (cont.):

      The following table presents the impact of SFAS 142 on net income (loss) and net income (loss) per share had the accounting standard been in effect for 2001 (in thousands, except per-share amounts):

                                                             Year ended
                                                            December 31,
                                                            ------------
                                                                2001
                                                          --------------
                                                          (in thousands)
                                                          --------------

     Net loss as reported                                     $(14,987)
     Amortization of goodwill                                    1,896

        Net loss adjusted                                     $(13,091)

     Basic net loss per share as reported                        (1.52)

     Basic net loss per share adjusted                           (1.33)

     Diluted net loss per share as reported                      (1.52)

     Diluted net loss per share adjusted                         (1.33)
                                                              =========

I.       Software Development Costs:

      Development costs of software, that is intended for sale, and were incurred after the establishment of technological feasibility of the relevant product, are capitalized. Technological feasibility is determined when detailed program design is completed and verified in accordance with the provisions of SFAS No. 86 of the FASB.

      Software development costs incurred before technological feasibility is established are charged to the statement of operations as incurred.

      Amortization of capitalized software development costs begins when the product is available for general release to customers. Annual amortization is computed by the straight-line method, over the remaining useful life of the product or based on the ratio of current gross revenues to current and anticipated future gross revenues, whichever is higher. Currently, amortization is computed by the straight-line method over a period of 3 years. During the year ended December 31, 2003, a consolidated subsidiary capitalized software development costs aggregating $3.2 million (2002 - $2.4 million, 2001 - $3.1 million) and amortized capitalized software development costs aggregating $2.7 million (2002 - $1.5 million, 2001 -$1.2 million).
      In the Company management's estimate, total capitalized costs do not exceed the net realizable value of the software product. In the event that unamortized software development costs exceed the net realizable value of the product, they are written down to net realizable value.

      BLUEPHOENIX SOLUTIONS LTD. (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (An Israeli Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1 (cont.):

J.    Employee share Options:

      At December 31, 2003, the Company has one stock-based employee compensation plan, which is described more fully in Note 12B. The Company accounts for such plan under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. No stock-based employee compensation cost is charged to income, as all options granted under such plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 of the FASB, "Accounting for Stock-Based Compensation", to stock-based employee compensation.


                                                                              Year ended December 31,
                                                               ----------------------------------------------------
                                                                  2003                  2002               2001
                                                                  ----                  ----               ----
                                                                           (in thousands, except per share
                                                                                      amounts)
                                                               ----------------------------------------------------

Net income (loss) as reported                                  $      1,851          $  (3,630)         $  (14,987)
Deduct:  Total stock-based employee compensation
         expense determined under fair value based
         method for all awards, net of related tax effects             (473)              (681)               (836)

         Pro forma net income (loss)                           $      1,378          $  (4,311)         $  (15,823)

Earnings per share:
         Basic - as reported                                   $       0.14       $      (0.35)      $       (1.52)
         Basic -pro forma                                      $       0.10       $      (0.41)      $       (1.60)

         Diluted -as reported                                  $       0.14       $      (0.35)      $       (1.52)
         Diluted -pro forma                                    $       0.10       $      (0.41)      $       (1.60)
                                                               ============       ============       =============

K.    Revenue Recognition:

      Revenues derived from direct software license agreements are recognized in accordance with Statement of Position (SOP) 97-2 "Software Revenue Recognition" (as amended by SOP 98-4 and SOP 98-9), upon delivery of the software when collection is probable, the license fee is otherwise fixed or determinable and persuasive evidence of an arrangement exists.
      When a project involves significant production, modification or customization, of software and other fixed fee contracts, revenue is generally recognized according to the percentage of completion method in accordance with the provisions of SOP 81-1 "Accounting for Performance of Construction-Type Contracts". Under this method, estimated revenue is generally accrued based on costs incurred to date as a percentage of total updated estimated costs.

      The Company recognizes contract losses, if any, in the period in which they first become evident.

      BLUEPHOENIX SOLUTIONS LTD. (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (An Israeli Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1 (cont.):

K.    Revenue Recognition (cont.):

      The Company recognizes revenues from consulting fees with respect to projects billed on a time and material basis, based on the number of hours performed. Revenues from software maintenance services are recognized ratably over the contract period. Unrecognized revenue is recorded as deferred revenue.
      Management believes that the Company's revenue recognition policies are in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 101 and SAB 104, "Revenue Recognition in Financial Statements".

L.    Advertising Costs:

      The Company expenses advertising costs as incurred.

M.    Gain on Realization of Shareholdings:

      Gain on realization of shareholdings includes the results of realization of the Company's shareholdings in investees arising either from the sale of such shareholdings or from issuance of stock by the investees to third parties, which is recognized in accordance with the provisions of Staff Accounting Bulletin (SAB) No. 51 of the Securities and Exchange Commission. The Company charges to the statement of operations such results, provided that the conditions stipulated in SAB 51 for such recognition have been met.

N.    Deferred Income Taxes:

      The Company applies the provisions of SFAS 109 "Accounting for Income Taxes" of the FASB, see also Note 14E.

O.    Earnings (Loss) Per Share:

      Earnings (loss) per share ("EPS") were computed in accordance with provisions of SFAS No. 128 of the FASB ("SFAS 128"). SFAS 128 requires the presentation of both basic and diluted EPS. Basic net earnings (loss) per share is computed based on the weighted average number of common shares outstanding during each year. Diluted earnings (loss) per share is computed based on the weighted average number of common shares outstanding during each year, plus dilutive potential common shares considered outstanding during the year.

      BLUEPHOENIX SOLUTIONS LTD. (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (An Israeli Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


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

            With respect to trade receivables, the risk is limited due to the nature and size of the entities which constitute the Company's customer base. The Company assesses the financial position of its customers prior to the engagement therewith, and has not encountered material credit difficulties there-with.

      b.    Fair value of financial instruments:

            The financial instruments of the Company consist mainly of cash and cash equivalents, short term investments, current receivables, long term loans and other investments, credit from banks, accounts payable and long term liabilities to banks.

            In view of their nature, the fair value of the financial instruments included in working capital of the Company is usually identical or close to their carrying value. The carrying value of equity-method investees approximates their fair value.

Q.    Comprehensive Income:

      Up until 2002, the Company had no comprehensive income components other than net income. Beginning with 2002, comprehensive income presented in shareholders' equity includes, in addition to net income (loss), translation gains and losses of non-dollar currency financial statements of subsidiaries (see also Note 1A4 - in respect to the change in the functional currency).

R.    Financial Instruments:

      The application of SFAS 133 - "Accounting for Derivatives and Hedging Activities" and related pronouncements and interpretations did not have any material impact on the Company's consolidated financial statements.

      BLUEPHOENIX SOLUTIONS LTD. (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (An Israeli Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1 (cont.):

S.    Recently issued accounting pronouncements:

      The Financial accounting Standards Board (FASB) issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities", in January 2003 and amended the Interpretation in December 2003. FIN 46 requires an investor with a majority of the variable interests (primary beneficiary) in a variable interest entity (VIE) to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A VIE is an entity in which the voting equity investors do not have a controlling financial interest or the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from the other parties. Development-stage entities that have sufficient equity invested to finance the activities they are currently engaged in and entities that are businesses, as defined in the Interpretation, are not considered VIEs. The provisions of FIN 46 were effective immediately for all arrangements entered into with new VIEs created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period ending after March 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2003, the Company does not expect the adoption of FIN 46 to have a material impact on its consolidated financial statements.

      In May 2003, the FASB issued SFAS 150, "Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity" which establishes standards for how an issuer of financial instruments classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception, variations in something other than the fair value of the issuer's equity shares or variations inversely related to changes in the fair value of the issuer's equity shares. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 is not expected to have a material impact on the Company's financial position or result of operations.

      BLUEPHOENIX SOLUTIONS LTD. (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (An Israeli Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 2 - Certain Transactions:

A.    Mainsoft:

      Mainsoft's product enables independent software vendors (ISVs) to solve their cross-platform development challenges. Since 1999 the Company has acquired in a series of transactions 57.5% of the outstanding share capital of Mainsoft for aggregate consideration of approximately $17.2 million. This holding includes the exercise of warrants in May 2003 pursuant to which the Company purchased 630,000 shares of Mainsoft for an aggregate of $378 thousand. Following the exercise, all remaining warrants expired in May 2003 (see also note 11A).

B.    IntraComp:

      IntraComp Group Inc. ("IntraComp") provides migration and conversion services for large scale systems and back-end integration services. During 2000, the Company acquired a 53% controlling interest in IntraComp for an aggregate consideration of $3.4 million. IntraComp's results of operations were consolidated in the Company's financial statements beginning with the second quarter of 2000. In addition, the Company lent to IntraComp an aggregate amount of $2.3 million (as of May 12, 2004). During the second quarter of 2003, the Company purchased from the other shareholders of IntraComp the remaining outstanding share capital of IntraComp. As a result, the Company currently wholly owns IntraComp. Under the agreement with IntraComp's selling shareholders, the Company shall pay the consideration in two installments, the first installment in August 2004 and the second in February 2006. The consideration shall be calculated based on IntraComp's accumulative earnings before interest and taxes during the three-year period commencing on January 1, 2003, subject to certain conditions. Following the purchase of the entire interest in IntraComp, the Company integrated IntraComp's business completely into the Company business.

C.    SCH:

      Since 2001 the Company wholly owns SCH- Software Conversion House Ltd., a developer and marketer of software conversion tools and services for midrange environments. SCH's results of operations were initially consolidated in the Company's 1998 financial statements. Following the purchase of the entire interest in SCH, the Company assimilated SCH's business lines into its business, integrating SCH's entire activity with its own.

      BLUEPHOENIX SOLUTIONS LTD. (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (An Israeli Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 2 - Certain Transactions (cont.):

D.    Alexandria:

      During 1999, the Company purchased 19% of the outstanding share capital of Alexandria Migration Technologies Ltd., which develops C-MIDAS. In 2002, the Company purchased from the other shareholder of Alexandria his entire shareholdings in Alexandria, constituting 81% of Alexandria's outstanding share capital, for an aggregate amount of $ 585,000, which was paid in April 2003. As a result, the Company currently wholly owns Alexandria and its entire activity integrated within the Company's business. As of December 31, 2003, the Company lent to Alexandria approximately $3.9 million in the aggregate, of which the Company wrote off $2.5 million in 2001 due to the uncertainty of repayment of the entire loan amount.

E.    Liraz:

      In November 2002, the Company purchased through a share exchange transaction, approximately 86% of the outstanding share capital of Liraz Systems Ltd., or Liraz, an international software and services company then publicly traded on the Tel Aviv Stock Exchange ("TASE"). Liraz, through a wholly owned subsidiary, develops and markets the AppBuilder, a software product used for the development of sophisticated and robust applications needed by large enterprises.

      As part of the share exchange transaction, the Company issued to Liraz's selling shareholders, including Formula, 3,478,624 ordinary shares, constituting an aggregate of 26% of the Company's outstanding share capital.

      The acquisition of Liraz was recorded in the Company's accounts as follows:

      - With respect to Liraz shares acquired from Formula - at the carrying value in Formula's accounts, in the aggregate of $10.0 million.

      - With respect to Liraz shares acquired from other parties- at the market value of the consideration paid, in the aggregate of $2.9 million.

      The market value of the total consideration paid in this acquisition was $8.8 million. The purchase price was determined in September 2002, based on the average ratio of the Company's share price to Liraz's share price in the preceding two months.

      BLUEPHOENIX SOLUTIONS LTD. (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (An Israeli Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 2 - Certain Transactions (cont.):

E.    Liraz (cont.):

      Following are the amounts assigned to major components of Liraz's balance sheet as of the date of purchase (in thousands):

      Current assets              $7,938
      Long-term investments         $276
      Fixed assets                  $782
      Goodwill                   $22,300
      Other assets                   $41
      Current liabilities       $(11,820)
      Long-term liabilities      $(3,975)
      Minority interest          $(2,658)

      Liraz's results of operations were consolidated in the Company's financial statements beginning with the fourth quarter of 2002. Goodwill arising upon acquisition amounted to $22.3 million. The following unaudited pro forma summary presents information as if the acquisition of Liraz had occurred as of January 1, 2001. The pro forma information, which is provided for informational purposes only, is based on historical information and does not necessarily reflect the results that would have occurred, nor is it necessarily indicative of future results of operations of the consolidated entity.


                                                        Year ended                    Year ended
                                                     December 31, 2002            December 31, 2001
                                                ----------------------------  ---------------------------
                                                      (In thousands,                (In thousands,
                                                  except per share data)        except per share data)
                                                ----------------------------  ---------------------------
                                                                      (Unaudited)
                                                ---------------------------------------------------------

     Revenues *                                            $53,100                       $64,144
                                                           -------                       -------
     Net income (loss) *                                    $1,911                      $(37,357)
                                                           -------                       -------
     Earning (loss) per share - basic                        0.14                         (2.8)
                                                           -------                       -------
     Earning (loss) per share - diluted                      0.14                         (2.8)
                                                           -------                       -------

     * Revenues and net loss for 2001 include the results of operations of Level 8 (see Note 2H), which was sold by Liraz in 2001.

      BLUEPHOENIX SOLUTIONS LTD. (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (An Israeli Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 2 - Certain Transactions (cont.):

E.    Liraz (cont.):

      In two public tender offers that the Company published in December 2002 and March 2003, the Company purchased additional shares of Liraz representing 9.0% of the outstanding share capital of Liraz. In March 2003, pursuant to the provisions of the Israeli Companies Law, the Company purchased the remaining outstanding share capital of Liraz. The total aggregate amount of those purchases was $2.7 million. Following these transactions, the Company currently holds the entire outstanding share capital of Liraz. The total carrying amount of the investment in Liraz following these transactions was $15.6 million. During 2003, the Company assimilated and integrated Liraz's infrastructure, management personal and sale and marketing activities within the Company's business. The Company is in the process of integrating Liraz's technology, products, service offering and research and development activities within the Company business.

F.    Alphatech:

      In December 2002, the Company purchased from Intercomp a 65% controlling interest in Alphatech (2000) Srl. ("Alphatech") for an aggregate consideration of $100 thousand. Alphatech, a company incorporated in Rumania, provides software development services.

G.    SDC:

      In October 2002, Liraz, through a wholly owned subsidiary, acquired from SDC FinansSystems A/S ("SDC"), a company incorporated in Denmark, its IT development services activities relating to customers in the banking sector in Denmark. Pursuant to the purchase agreement, the Company hired 100 employees of SDC, of which 30 employees were dismissed during the first quarter of 2003. The seller agreed to reimburse the Company for any costs associated with such dismissal. Pursuant to the purchase agreement, the Company assumed all the obligations in respect of the purchased activity and paid an aggregate amount of $800 thousand for the purchased goodwill and activities. The purchase price was determined in October 2002, based on the estimated fair value of the assets received. The purchase was recorded as a business combination.

      The Company acquired SDC for the purpose of complementing its array of products and services. Following are the amounts assigned to major components of SDC's balance sheet as of the date of purchase (in thousands):
      Current assets              $1,097
      Other assets               $   131
      Current liabilities        $(1,228)

      Goodwill arising upon acquisition was $800 thousands.

      BLUEPHOENIX SOLUTIONS LTD. (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (An Israeli Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 2 - Certain Transactions (cont.):

G.    SDC (cont.):

      In addition, the Company entered into an agreement with two of the seller's shareholders, pursuant to which the shareholders are purchasing from the Company IT development services.

H.    Level 8:

      The Company holds shares and several capital instruments, including warrants and rights to receive warrants exercisable into shares of Level 8 Systems Inc. If the Company exercises these capital instruments in full, its shareholding in Level 8 would reach 4%. During 2003 and in the first quarter of 2004, the Company sold substantially all of the preferred stock of Level 8 then held by the Company for $624 thousand. In 2003, the Company purchased 444,444 ordinary shares of Level 8 for $200 thousand. Liraz consolidated level 8 until June 30, 2001. Since then Liraz recorded equity losses in level 8 up to the amount of its guarantee. In addition, the Company extended to Level 8 guarantees of approximately $2 million in the aggregate. As consideration for the extension of such guarantees which will be outstanding until November 2004, the Company has been issued 300,000 Level 8 ordinary shares.

I.    CePost:

      In January 2004, the Company purchased the entire outstanding share capital of CePost Ltd., an Israeli Company that develops and markets software solutions for electronic document mining, management and presentment. Pursuant to the purchase agreement, the Company paid to the shareholders of CePost $172,500 and issued to them 31,500 of the Company ordinary shares. In addition, the Company undertook to pay to the sellers royalties from CePost's revenues in an amount ranging between $120 thousand and $1.5 million. At the Company's option, the Company may pay the royalties in the Company ordinary shares.

J.    Outlook:

      Effective as of January 2004, the Company acquired from an Israeli company, Outlook Systems Ltd., through the Company new wholly owned subsidiary, Outlook & BluePhoenix Ltd., Outlook System's entire business activities in the field of software development services. Pursuant to the purchase agreement, the Company hired 31 employees previously employed by Outlook Systems and assumed all the obligations in respect of the purchased activity. These obligations include the extension of a guarantee to banks with respect to loans in an aggregate amount of $720,000 plus interest accrued, to be repaid by the Company by February 15, 2007. In addition, under the purchase agreement, the Company undertook to pay the shareholders of Outlook Systems in the first quarter of 2007, an amount equal to between 5 and 7 times of the average operating profit of Outlook & BluePhoenix Ltd. in the years 2004, 2005 and 2006, less the amount of $720,000.

      BLUEPHOENIX SOLUTIONS LTD. (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (An Israeli Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 3 - Investments in Affiliates and Other Companies:

A. 1. The investments are composed and presented as follows:


                                                                           December 31,
                                                                       --------------------
                                                                        2003          2002
                                                                        ----          ----
                                                                          (in thousands)
                                                                       --------------------

            Cost of shares *                                             6,050       $3,000
            Less - accumulated amortization of goodwill                  (272)         (238)
            Equity in post-acquisition accumulated losses              (5,328)       (2,271)

                                                                           450          491
            Loans granted to affiliates (2)                              2,928         2,584
            Loans granted to others (3)                                    216          300
            Investments in other companies                                 200          100

                                                                        3,794         3,475

            * Including goodwill - original amount                      $4,756         $613
                                                                        ======      ========

      2. The loans are linked to the dollar and some of them bear an annual interest of LIBOR +1%.

      3. The loans are linked to the Israeli consumer price index and bear an annual interest at a rate of 4%.

      Following are details relating to the financial position and results of operations of investees in the aggregate:
                                                            December 31,
                                                      -----------------------
                                                        2003          2002
                                                        ----          ----
                                                          (in thousands)
                                                      -----------------------

     Total assets                                      $ 15,557     $ 20,747

     Total liabilities                                $ (11,727)    $ (9,677)
     Net loss                                          $ (1,578)    $ (1,001)
                                                      =========     ========

B.    Intercomp:

      In 1998, the Company invested in Intercomp Ltd., which has developed a set of automated analysis and reengineering tools for legacy COBOL applications. During 2002 and 2003 Intercomp has focused its efforts towards the development of software tools that comprise a part of the Company's LogicMiner.

      In the first quarter of 2004, the Company exercised an option to purchase additional shares of Intercomp, increasing its shareholdings in Intercomp to 62%. In the fourth quarter of 2003, the Company exercised an option to purchase from Intercomp certain technology for an aggregate of $1.9 million. In addition, the Company undertook to pay to Intercomp royalties of 25% of the revenues generated from the purchased technology.

      BLUEPHOENIX SOLUTIONS LTD. (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (An Israeli Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 3 - Investments in Affiliates and Other Companies (cont.):

B.    Intercomp (cont.):

      The Company assumed the rights and obligations of Intercomp under a distribution agreement pursuant to which Intercomp granted rights to a distributor to further develop and distribute Intercomp's products. As of December 31, 2003, the Company lent to Intercomp an aggregate of approximately $1.8 million, which are convertible into preferred shares of Intercomp, subject to certain conditions. In April 2004, a shareholder of Intercomp Israel Infinity Venture Capital Partners Ltd. referred to as Infinity, granted the Company a call option to purchase its entire holding in Intercomp, exercisable until April 1, 2006 (see Note 12B3).
      The Company granted a creditor of Intercomp - First Israel Mezzanine Investors Ltd., known as FIMI, a put option to sell to the Company promissory notes issued by Intercomp in an aggregate amount of $3.5 million plus interest accrued at an annual rate of 5% (see Note 12B2).

C.    Tesnet:

      Effective as of January 1999, The Company acquired 32% of the outstanding share capital of Tesnet - Software Testing Ltd. ("Tesnet"), a provider of testing and software quality assurance services. Tesnet's results of operations were consolidated in the Company's financial statements beginning with the first quarter of 1999, owing to the Company's control of Tesnet's board of directors. The Company paid for its holding in Tesnet approximately $2 million, during 1999 and 2002 as Tesnet met an agreed upon earnings target within three years following the acquisition. Total goodwill arising from this acquisition was $886 thousand.
      In February 2000, Tesnet consummated a public offering of its shares on the Tel-Aviv Stock Exchange. Net proceeds from the offering were $9.5 million. As a result, the Company recorded a capital gain of $1 million and its shareholdings in Tesnet decreased to 22%, and consequently the Company ceased controlling Tesnet's board of directors and consolidating the operating results of Tesnet during the first quarter of 2000.
      Until December 2003, the Company's investment in Tesnet is accounted for under the equity method, owing to the fact that the Company exercises significant influence over operating and financial policies of Tesnet by virtue of representation on Tesnet's board of directors.
      The market value of the Company's holding in Tesnet as of December 31, 2003 was $2.8 million. During 2000, the Company sold a portion of its holdings, which constitutes 3% of the outstanding share capital of Tesnet, and in the first quarter of 2004, the Company sold its entire remaining holding in Tesnet for aggregate consideration of approximately $3.1 million. The gain from the sale was immaterial.

      BLUEPHOENIX SOLUTIONS LTD. (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (An Israeli Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 3 - Investments in Affiliates and Other Companies (cont.):

D.    MultiConn:

      In 1999, the Company acquired 51% of the outstanding share capital of M.S.I. MultiConn Solutions International (1995) Ltd. ("M.S.I. MultiConn"). M.S.I. MultiConn's results of operations were consolidated in the Company's financial statements beginning with the third quarter of 1999. In 2000 the Company increased its holding in M.S.I. MultiConn to 60%. M.S.I. MultiConn develops, through an affiliate Multiconn Technologies, and markets eMulticonn and related solutions referred to as eXpernato.

      Effective as January 2004, the other shareholders of M.S.I. MultiConn transferred their entire holdings in M.S.I MultiConn to the Company. The Company currently wholly own M.S.I MultiConn and finance its activities.

      During 2000 and 2001, the Company lent to Multiconn Technologies $2.1 million.

      Effective as of December 2002, the Company exercised an option to convert $1 million of the loan into shares of Multiconn Technologies and as a result the Company's holdings increased to 60%. Following a transaction entered into between the Company and other shareholders of MultiConn Technologies in 2004, the Company currently hold 40% of the outstanding share capital of, and has an option to increase its holding in, MultiConn Technologies to 60% of the outstanding share capital.

      In 2002 and 2003, the Company wrote down $1.8 million and $350 thousand, respectively, of the balance of its investment and loan to Multiconn Technologies, due to impairment of the investments and limited visibility of repayment.

      In May 2004, the Company provided on behalf of MultiConn Technologies a guarantee in the amount of $300,000.

      The Company recorded the investment under the equity method and did not consolidate the result of operation of M.S.I. MultiConn and Multiconn Technologies Since the first quarter of 2003, due to lack of control.

      Following the acquisition of the remaining shareholding of M.S.I. MultiConn from the other shareholders, effective as of the first quarter of 2004, M.S.I. MultiConn's results are consolidated with the Company results.

      Following are details relating to the financial position and result of operation of M.S.I. MultiConn and MultiConn Technologies Ltd. In the aggregate:

                                                    December 31, 2003
                                                     (in thousands)

Total assets                                              2,205
Total liabilities                                        (2,530)
Revenue                                                   1,242
Net loss                                                   (398)

      BLUEPHOENIX SOLUTIONS LTD. (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (An Israeli Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 4 - Fixed Assets:
Composition of assets, grouped by major classifications:

                                                           December 31,
                                                        ------------------
                                                        2003          2002
                                                        ----          ----
                                                           (in thousands)
                                                        ------------------
     Cost:
         Computers and computer equipment             $ 6,544        $ 8,004
         Office furniture and equipment                 1,071         1,574
         Leasehold improvements                           442           469
         Motor vehicles                                   863         1,126

                                                        8,920        11,173

     Accumulated Depreciation:
         Computers and computer equipment               5,064         6,136
         Office furniture and equipment                   492           852
         Leasehold improvements                           206           179
         Motor vehicles                                   359           434

                                                        6,121         7,601

     Undepreciated balance                            $ 2,799       $ 3,572
                                                      =======       =======


Note 5 - Goodwill:
                                                          December 31,
                                                      --------------------
                                                       2003         2002
                                                       ----         ----
                                                         (in thousands)
                                                     ---------------------

Carrying amounts at beginning of year                $ 44,695      $ 14,737
Acquired                                                  756        29,958
Realization of previously - consolidated
  subsidiaries                                         (2,132)          -
Foreign currency translation adjustments               (3,054)          -
                                                     --------      --------
      Carrying amount at end of year                 $ 40,265      $ 44,695
                                                     ========      ========

      BLUEPHOENIX SOLUTIONS LTD. (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (An Israeli Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 - Capitalized Software Development Costs and Other:

Comprised as follows:
                                                                December 31,
                                                            --------------------
                                                             2003          2002
                                                             ----          ----
                                                               (in thousands)
                                                            --------------------

    Capitalized software development costs (*)              $ 7,692     $ 5,268
    Deferred insurance expenses                                  30          38
    Rent deposit                                                170         189
    Deferred tax asset                                           43         563
                                                            -------     -------

                                                              7,935     $ 6,058
                                                            =======     =======

    (*)  Original amount (see Note 3B - in respect to
           purchase of technology)                           13,146     $ 8,071
            Less - accumulated amortization                   5,454       2,803
                                                            -------     -------

                                                            $ 7,692     $ 5,268
                                                            =======     =======

Note 7 - Short-Term Bank Credit:
Composition:

                             Interest rate
                             December 31,                          December 31,
                                 2003           Linkage         2003          2002
                                 ----           -------         ----          ----
                                   %             basis            (in thousands)
                             -------------     ----------     ----------------------
Bank overdraft                 8.95-10.5        Unlinked        $1,003        $2,553
Short-term bank loan            4.32-8.5           CPI             448           298
Short-term bank loan           3.05-3.55         Dollar          3,225         2,797
Short-term bank loan            4.18-4.4          Euro           3,666         1,825
                                                                ------        ------
                                                                $8,342        $7,473
                                                                ======        ======

      BLUEPHOENIX SOLUTIONS LTD. (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (An Israeli Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 8 - Accrued Severance Pay, Net:

A. The Company's liability for severance pay to its employees pursuant to applicable local laws prevailing in the respective countries of employment and employment agreements for Israeli employee is partly covered by managers' insurance policies under the name of the employee, for which the Company makes monthly payments. The severance pay liability is calculated on the basis of one month's salary for each year of service, based on the most recent salary of each employee.

      The amounts accrued and the amounts funded with managers' insurance policies are as follows:

                                                            December 31,
                                                       --------------------
                                                         2003         2002
                                                         ----         ----
                                                           (in thousands)
                                                       --------------------

      Accrued severance pay                            $ 3,575      $ 3,189
      Less - amount funded                               2,660        2,258

                                                         $ 915        $ 931
                                                       =======      =======

      The Company may make withdrawals from the managers' insurance policies only for the purpose of paying severance pay.

B. The expenses in respect of severance pay for the years ended December 31, 2003, 2002 and 2001 were $720,000, $461,000 and $642,000, respectively.

Note 9 - Provision for losses in formerly-consolidated subsidiary:

Liraz (see Note 2E) is liable for losses in a subsidiary it had consolidated up until the second quarter of 2001. The provision for such liability at December 31, 2003, amounted to $2 million (December 31, 2002 - $2.5 million), representing the amount Liraz has guaranteed to secure the liabilities of the said subsidiary. Under its terms, such guarantee may be reduced to the extent that the subsidiary raises additional share capital. In 2003 $541,000 was recorded as gain.

      BLUEPHOENIX SOLUTIONS LTD. (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (An Israeli Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 10 - Loans from banks:

A.    Composition:

                                                                            Total long-term          Total long-term
                                           Long-term       Current         liabilities net of       liabilities net of
        Interest rate                     liabilities     maturities       current maturities       current maturities
        -------------                     -----------     ----------       ------------------       ------------------
         December 31,
            2003            Linkage                     December 31, 2003                           December 31, 2002
              %              basis                       (in thousands)                              (in thousands)
         -----------      ----------     ----------------------------------------------------       -------------------
          LIBOR+1.75         Dollar           $2,389           $467               $1,922                  $ 2,400
          4.32-7.66           CPI                148            63                   85                       126
             6.63            Dollar              101            43                   58                       126
                                             -------         -----              -------                   -------
                                             $ 2,638         $ 573              $ 2,065                   $ 2,652
                                             =======         =====              =======                   =======


B.       Maturity dates:
                                                      December 31,
                                              ------------------------------
                                                  2003            2002
                                              --------------  --------------
                                                      (in thousands)
                                              ------------------------------

     First year (current maturities)               $ 573             $75
     Second year                                   1,329             562
     Third year                                      736           1,329
     Fourth year                                    -                761

         Total                                   $ 2,638         $ 2,727
                                                 =======         =======

Note 11 - Commitments and contingencies:

Commitments:

Significant Agreements:

A. In August 1998, the Company's subsidiary, Mainsoft Corporation, entered into a Windows secure-code licensing agreement. Pursuant to this agreement and the amendments thereto, Microsoft granted Mainsoft access to specified Microsoft source code, including new versions, service packs, and upgrade releases for Windows. Microsoft also granted Mainsoft distribution rights to the Windows object code licensed as a component in Mainsoft's products. The Agreement provides for the payment of royalties to Microsoft that are based upon Mainsoft's licensing of its products which include the Licensed Software. The Agreement has a perpetual term although: 1) Microsoft may terminate the Agreement upon any one of certain events regarding change of control of Mainsoft (the "change of Control Events") and 2) either party may terminate the Agreement if the other fails to comply with the terms of the Agreement or files for bankruptcy.

      BLUEPHOENIX SOLUTIONS LTD. (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (An Israeli Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 11 - Commitments and contingencies (cont.):

Commitments (cont.):

Significant Agreements (cont.):

A.       (cont.):

      Change of Control Events include any third party attempt to acquire (a) a seat on Mainsoft's board of directors (b) specified percentages of Mainsoft's voting common stock or (c) part ownership or all rights to Mainsoft's products.

      Mainsoft must notify Microsoft in the event of a Change of Control Event. Upon receipt of such notice, Microsoft may elect to (a) acquire any percentage of Mainsoft at the proposed price per share or (b) acquire Mainsoft's products at the proposed price. In the event Mainsoft ceases the active distribution or licensing of its products for more than one year, Mainsoft will be deemed to have granted to Microsoft a worldwide exclusive perpetual irrevocable royalty-free license to its products. The Agreement provides for a procedure under which Mainsoft may request a waiver of the payment of certain royalties to Microsoft on a specified customer basis. Upon recording revenue from a customer, Mainsoft accrues the royalties due to Microsoft in product cost of revenues and often applies for a waiver. Mainsoft recognizes a reduction in product cost of revenues when a waiver is approved by Microsoft.
      In December 2003, Mainsoft entered into an Independent Contractor Agreement with Microsoft. As a result of this agreement, Microsoft agrees to apply the value of the Mainsoft's services performed under the Independent Contractor Agreement to accrued royalties up to $1,605 thousand. During the year ended December 31, 2003, Mainsoft accrued royalties due Microsoft of $2,782 thousand and recognized credits (reductions to expense) related to waivers and to services performed of $2,466 thousand and $999 thousand respectively.

      On February 13, 2004 there were public reports that a leak of Microsoft source code had occurred on the Internet. These reports indicated that the source code contained trace references to the Mainsoft servers and personnel. Mainsoft's management team immediately adopted a policy of full cooperation with local authorities, the FBI, and Microsoft in their respective investigation. Mainsoft, through an internal investigation into the leak, confirmed that the code had come from one of their servers but was most likely extracted some time in 2001. All parties conducting investigations have found no trace of a security breach after that date. According to the FBI, the investigation is still active and they are proceeding with the investigation to date. While Mainsoft believes its relationship with Microsoft will continue on terms acceptable to Mainsoft, a change in the relationship could materially adversely affect Mainsoft`s business, results of operation, and financial condition.

      BLUEPHOENIX SOLUTIONS LTD. (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (An Israeli Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 11 - Commitments and contingencies (cont.):

Commitments (cont.):

Significant Agreements (cont.):

      (cont.):

B. The Company is obligated to pay Formula management fees in an annual amount equal to 3% of revenues, but not more than the Israeli currency equivalent of $180 thousand.

C. The Company is committed under operating leases for rental of office facilities for the years 2004-2006. Annual rental fees under current leases are approximately $1.7 million for 2004 and $1.8 million for 2005, and are expected to remain at this level for each of the next five years. In connection with such leases, the Company has issued bank guarantees of $113 thousand in favor of the leasing companies, for the term of the leases.

D. Through December 31, 2003, Mainsoft entered into a grant agreement with the office of the Chief Scientist, or the OCS, for the development of Visual MainWin for J2EE. Royalties of 3% are payable to the OCS on sales of visual MainWin for J2EE up to 100% of the dollar - linked grant received in respect of the funded product.
      The balance of the contingent liability relating to the above royalties at December 31, 2003 amounted to approximately $570 thousands. Mainsoft has submitted an application to the OCS for approval of research and development grants for 2004.

E. As of January 1, 2004 our subsidiary CePost entered into a grant agreement with the Office of the Chief Scientist or the OCS for the development of PowerText. Royalties of 3% are payable to the OCS on sales of PowerText up to 100% of the dollar-linked grant received in respect of the funded product. The balance of the contingent liability relating to the above royalties at January 1, 2004 amounted to approximately $250 thousand.

F. The Company has guaranteed short-term bank credit of affiliated companies in favor of lending banks. As of December 31, 2003, such guarantees amounted to approximately $1 million. The guarantees are for one-year terms, and may optionally be extended for further periods of one year each.

G.    The Company has granted a creditor of Intercomp an option - See Note 3B.
      H. As to a tax assessment issued to the Company - see Note 14K.

I.    As to a guarantee of debt by Liraz - see Note 9.

      BLUEPHOENIX SOLUTIONS LTD. (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (An Israeli Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 11 - Commitments and contingencies (cont.):

Commitments (cont.):

Significant Agreements (cont.):

J. Under an agreement entered into in 2000 regarding the sale of its integrated IT systems activities and outsourcing business in Israel, Liraz is obligated to reimburse the buyer for claims related to the activities during the period prior to the sale.

K. Liraz has a fixed charge in favor of a bank, on certain of its assets, as well as a floating charge on its entire assets, securing Liraz's bank credit line. This credit facility also covers guarantees of $2 million in the aggregate that the Company extended to banks relating to the credit line of level 8 (see note 9).

L. In the first quarter of 2004, the Singapore-Israel Industrial Research and Development Foundation agreed to provide CePost together with a company incorporated in Singapore, financing for the development of Report-IT. Accordingly, the foundation agreed to award CePost up to $100 thousand payable according to an agreed upon schedule. CePost is required to pay that amount that in payments based on sales of the Report-IT up to the amount of the grant.

M.    As to a guarantee to banks with respect to a loan of Outlook - see Note
      2J.

No liability was recorded in the Company's financial statements in respect of the guarantees mentioned above, except for the guarantee by Liraz - see Note 9.

Contingencies:

A. In July 2003, a former Liraz's shareholder filed an application with the Tel-Aviv-Jaffa District Court to approve a claim filed by him against the Company, as a class action. The claim relates to the acquisition of Liraz shares which the Company completed in March 2003. The shareholder alleges that the share price that the Company paid to Liraz's shareholders in the tender offer and in a subsequent mandatory purchase was lower than the fair price of Liraz shares. The maximum amount of the claim is approximately $5.8 million in the aggregate. Under Israeli law, the court's approval is required for the plaintiff to represent all of the shareholders of Liraz who sold their shareholdings to the Company pursuant to the tender offer and the mandatory acquisition. The plaintiff has applied for such approval in the lawsuit. A preliminary hearing is scheduled for October 2004. The Company believes that the allegations against the Company in this proceed are without merit. However, if the Company is not successful in defending this claim, it could be exposed to considerable financial liabilities and as a result, its financial conditions could be materially adversely harmed.

      BLUEPHOENIX SOLUTIONS LTD. (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (An Israeli Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 11 - Commitments and contingencies (cont.):

Contingencies (cont.):

B. Sogeti Nederland B.V. ("Sogeti"), a Dutch company, has notified the Company of the termination of a migration project which was performed jointly by Sogeti and one of the Company's wholly owned subsidiaries, ASE B.V., for a Dutch customer, NV Interpolis BTL, due to an alleged breach on the Company's part. The project was performed by Sogeti as prime contractor and by ASE as subcontractor. BluePhoenix acted as subcontractor of ASE. In March 2004, Sogeti was granted by the district court in Amsterdam leave to put a lien over a bank account of ASE pursuant to an ex parte application. In the application, Sogeti claims that it has to make, or has made, a refund to Interpolis of 2.2 million Euro and that it may suffer losses of at least 150,000 Euro. For purposes of the lien application, Sogeti estimates the aggregate amount of the claim at 3 million Euro. Sogeti has to file against ASE B.V. by the end of June 2004. The Company believes that the alleged claim of Sogeti as described in the application for the lien is without merit. If the Company is not successful in defending this claim, it could be exposed to considerable financial liabilities and as a result, its financial conditions could be materially adversely harmed.

Note 12 - Shareholders' Equity:

A.    Share capital:

      1. On January 31, 1997, 3,120,000 ordinary shares of the Company were offered in an initial public offering (the "IPO") at a price of $7.5 per share. Since the above transaction, the Company's shares have been traded in the United States on the NASDAQ National Market. Their current symbol is "BPHX".

      2. On July 22, 1997, 1,200,000 ordinary shares of the Company were offered in a second public offering, at a price of $27 per share, of which 600,000 ordinary shares were issued by the Company and 600,000 ordinary shares were sold by existing shareholders.

      3. During the years 1998 through 2002, two subsidiaries of the Company purchased a total of 1,870,565 the Company's shares for a total consideration of $14.7 million. All of the Company's ordinary shares have equal voting rights. However, under applicable Israeli law, the shares held by the Company's subsidiaries have no voting rights and, therefore, are excluded from the number of its outstanding shares.

      4. In January 2001 the Company's ordinary shares were listed for trading on the Tel Aviv Stock Exchange under the "Dual Listing" arrangement.

      5. In November 2002 the Company issued to Liraz's selling shareholders, including Formula, 3,478,624 ordinary shares, constituting an aggregate of 26% of the Company's outstanding share capital - see
            Note 2E.

      BLUEPHOENIX SOLUTIONS LTD. (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (An Israeli Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 12 - Shareholders' Equity (cont.):

B.    Share Options:

      1.    Employee Share Option Plans:

            a) The 1996 Share Option Plan: In 1996, the Company adopted two option plans. One of theses option plans has been terminated after all options granted under it have been exercised. Pursuant to the other 1996 option plan, as amended, the Company reserved 3,200,000 ordinary shares for issuance to directors, officers, consultants and employees of the Company and its subsidiaries. The exercise price of the options granted under the 1996 option plan range from $2.25 to $10.50.

                  Under the 1996 option plan, unless determined otherwise by the Board, options vest over a three-year period from the date of grant and expire 10 years after grant date. Unvested options are forfeited upon termination of employment.

            b)    Options granted to employees of a subsidiary:

                 In August 2000, in connection with the purchase of a controlling interest in IntraComp Group Incorporated, the Company granted to certain employees of IntraComp options to purchase an aggregate of 125,000 ordinary shares of which 55,000 were cancelled. The exercise price of the options is $9.625 per the Company's share. All of these options are currently exercisable. The options shall expire in August 2010.

      BLUEPHOENIX SOLUTIONS LTD. (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (An Israeli Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 12 - Shareholders' Equity (cont.):

B. Share Options (cont.):

      1. Employee Share Option Plans (cont.):

            b) Options granted to employees of a subsidiary (cont.):

            Data in respect of the share option plan as of December 31, 2003, 2002 and 2001 and changes during the years ended on those dates are as follows:


                                                   2003                         2002                         2001
                                        ---------------------------- ---------------------------- ----------------------------
                                         Number of      Weighted      Number of      Weighted      Number of      Weighted
                                                         Average                      Average                      Average
                                                        Exercise                     Exercise                     Exercise
                                          options         Price        options         Price        options         Price
                                        ------------  -------------- ------------  -------------- ------------  --------------
                                                            $                            $                            $
                                                      --------------               --------------               --------------

         Options outstanding at
            beginning of year             1,347,260        6.56       1,193,650         7.55       1,150,650         8.21
         Changes during the year:
             Granted                        923,000        3.03         353,560         3.00         340,600         3.23
             Exercised                      (35,267)       2.33         (90,000)        3.57        (181,850)        2.74
             Forfeited                      (75,000)       9.46        (109,950)        8.90        (115,750)        8.75
                                         ----------                 -----------                   ----------
              Options outstanding
                at end of year            2,159,993        4.99       1,347,260         6.56       1,193,650         7.55
                                         ==========                  ==========                   ==========

         Options exercisable at
            year-end                      1,233,575        6.04         888,333         7.63         852,966         6.99
                                         ==========                  ==========                   ==========

         Weighted-average fair value
            of options granted during
            the year*                          0.54                        1.09                         1.40
                                         ==========                  ==========                   ==========

      * The fair value of each option granted is estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0% for all years; expected volatility: 2003 - 66% 2002 - 67%, 2001 - 61%, risk-free interest rate: 2003 - 1.75%, 2002 - 1.75%, 2001 - 3%, and expected life: 2003, 2002 and 2001-3 years.

      BLUEPHOENIX SOLUTIONS LTD. (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (An Israeli Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 12 - Shareholders' Equity (cont.):

B.    Share Options (cont.):

      1.    Employee Share Option Plans (cont.):

            The following table summarizes information about fixed share options outstanding at December 31, 2003:


                                               Options Outstanding                                Options Exercisable
                           -------------------------------------------------------------  -------------------------------------
              Range of         Number         Weighted Average       Weighted Average         Number        Weighted Average
                           Outstanding at                                                 Exercisable at
              Exercise      December 31,          Remaining                                December 31,
               Prices           2003          Contractual Life        Exercise Price           2003          Exercise Price
           --------------- --------------   ---------------------- ---------------------  ---------------  --------------------
                 $                                  Years                   $                                       $
           ---------------                  ---------------------- ---------------------                   --------------------

                 2.25            416,000              9.25                   2.25               41,000           2.25
                 3.00            116,000              9.50                   3.00               62,667           3.00
                 3.00            255,660              8.50                   3.00               85,220           3.00
                 3.00             80,000              8.09                   3.00               80,000           3.00
                 3.50             70,000              9.50                   3.50               70,000           3.50
                 3.50             47,000              9.75                   3.50               19,000           3.50
                 4.00            200,000              9.83                   4.00                -               4.00
                 4.50             68,333              7.50                   4.50               45,555           4.50
                 4.50             10,000              9.25                   4.50               10,000           4.50
                 5.20            139,500              2.75                   5.20              139,500           5.20
                 5.50             13,000              6.83                   5.50               13,000           5.50
                 6.00             28,000             10.00                   6.00               28,000           6.00
                 6.50            311,900              2.21                   6.50              311,900           6.50
                 6.50              2,000             10.00                   6.50                2,000           6.50
                 8.00             92,000              5.50                   8.00               92,000           8.00
                 9.00             10,000              5.75                   9.00               10,000           9.00
                 9.63             70,000              6.25                   9.63               70,000           9.63
                10.50            230,600              7.25                  10.50              153,733          10.50
                               ---------                                                     ---------
                               2,159,993                                                     1,233,575
                               =========                                                     =========

      2. Options granted to FIMI:

            In January 2001, the Company granted to the creditors of an affiliate, Intercomp, represented by First Israel Mezzanine Investors Ltd., known as FIMI, a put option to sell to the Company promissory notes issued by Intercomp in an aggregate amount of $3.5 million plus interest accrued since January 2001 at an annual rate of 5%, which could be paid, subject to FIMI's approval, in the Company's ordinary shares. The number of ordinary shares subject to the option will be calculated based on the average market price of the shares during the 14 trading days prior to the exercise of the option. In August 2003, the terms of FIMI's were amended, allowing FIMI to exercise its option in three installments during June 2004, June 2005 and June 2006. At the Company's option, the Company may pay FIMI the consideration, in the Company ordinary shares.

      BLUEPHOENIX SOLUTIONS LTD. (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (An Israeli Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 12 - Shareholders' Equity (cont.):

B.    Share Options (cont.):

      2.    Options granted to FIMI (cont.):

            However, if FIMI so requests, the Company will have to pay FIMI the consideration for the promissory note in cash but then such payment shall be postponed to September 30, 2006. During 2004 FIMI submitted a notice, to exercise the June 2004 installment for cash, thus postponing the payment of the respective portion of the consideration to September 30, 2006. In addition, as part of the consideration, the Company is obliged to issue to FIMI warrants to purchase up to 336,000 of the Company's ordinary shares exercisable until June 30, 2007, at an exercise price of $4.00 per share. Under certain circumstances, the Company is obliged to register for resale the shares underlying FIMI's warrants.

      3.    Option granted to Infinity:

            In April 2004, a shareholder of Intercomp, Israel Infinity Venture Capital Partners Ltd. ("Infinity") granted the Company a call option to purchase its entire holdings in Intercomp, exercisable until April 1, 2006. If the Company does not exercise such option, Infinity will have a put option to cause the Company to purchase Infinity's entire holdings in Intercomp, exercisable during a period of six months commencing in April 2006. If either of the options is exercised, the Company shall be obliged to issue to Infinity, as consideration for the Intercomp's shares, 100,000 of the Company ordinary shares and an additional amount of shares to be calculated based on revenues generated from the sale of licenses to use Intercomp's products. The shares will be subject to a lock up period until April 1, 2006. The company may, at the Company's opinion, pay to Infinity the cash equivalent of such shares which will be calculated according to the average closing price of the Company's shares during the 20 trading days prior to the exercise of any of the options.

      4.    Convertible debentures and warrants:

            On March 30, 2004, the Company completed a $ 5 million private placement to four institutional investors convertible debentures and warrants. Under the terms of this transaction, the Company issued to each investor a 32 - month debenture bearing interest at an annual rate of 2% payable quarterly, at the Company option, in cash or in the Company ordinary shares . The debentures are convertible, at the investors' option, into the Company ordinary shares at a conversion price of $5.70 per share. In the event that the market price of the shares, calculated on a weighted average basis, exceeds $7.125 for 20 consecutive trading days, the Company has the option to force the institutional investors to convert the outstanding amount of the debentures into Company's shares.

      BLUEPHOENIX SOLUTIONS LTD. (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (An Israeli Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 12 - Shareholders' Equity (cont.):

B.    Share Options (cont.):

      4.    Convertible debentures and warrants (cont.):

            As part of the transaction, the institutional investors were also granted warrants in aggregate amount of $ 2.5 million exercisable into the Company's ordinary shares at an exercise price of $ 6.50 per share. The warrants are exercisable during a period of 5 years commencing on September 2004. If the debentures issued to institutional investors are fully converted and the warrants are fully exercised, the Company would be required to issue to the investors up to 1,708,411 ordinary shares, subject to adjustments. Under certain circumstances, the investors may increase their investment by an additional $3 million of debentures and receive warrants on the same terms as the initial warrants, exercisable into such number of the Company's ordinary shares equal to 50% of the ordinary shares into which the debentures are convertible. If these additional debentures are fully converted and the additional warrants are exercised in full, the Company would be required to issue to the investors up to an additional 1,025,047 ordinary shares.
            In connection with the private placement, the Company agreed to file a registration statement for the resale of the ordinary shares underlying the convertible debentures and warrants.

      5.    Employee option plans in subsidiary:

            A subsidiary granted options to its employees to purchase the subsidiary's share. The options are exercisable in 3 years after the date of grant. A summary of the status of the option plans as of December 31, 2003 and 2002 and changes during the years then ended is given below:


                                                                    2003                           2002
                                                         ---------------------------- --------------------------------
                                                          Number of      Weighted       Number of        Weighted
                                                                          Average
                                                                         Exercise                         Average
                                                           options         Price         options      Exercise Price
                                                         ------------- -------------- --------------  ----------------
                                                                             $                               $
                                                                       --------------                 ----------------

     Options outstanding at beginning of year              3,751,250        0.75         3,537,813          1.36
     Changes during the year:
         Granted                                             548,303        0.65         2,841,448          0.65
         Exercised                                            -              -             (10,000)         0.25
         Forfeited                                          (605,316)       0.75        (2,618,011)         1.64
                                                           ---------                     ---------
          Options outstanding at end of year
                                                           3,694,237        0.74         3,751,250          0.75
                                                           =========                     =========

     Options exercisable at year-end                       2,203,370        0.76         1,211,637          1.09
                                                           =========                     =========
     Weighted-average fair value of options granted
       during the year *                                        0.07                          0.09
                                                           =========                     =========

      BLUEPHOENIX SOLUTIONS LTD. (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (An Israeli Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 12 - Shareholders' Equity (cont.):

B.    Share Options (cont.):

      5. Employee option plans in subsidiary (cont.):

            * The fair value of each option granted is estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0% for all years; expected volatility: 2003 - 0.1% 2002 - 0.1%, risk-free interest rate: 2003 - 3.00%, 2002 - 4.00%, and expected life: 2003, 2002 -4 years.

            The following table summarizes information about fixed share options outstanding at December 31, 2003:


                                               Options Outstanding                                Options Exercisable
                           -------------------------------------------------------------  -------------------------------------
              Range of         Number         Weighted Average       Weighted Average         Number        Weighted Average
                           Outstanding at                                                 Exercisable at
              Exercise      December 31,          Remaining                                December 31,
               Prices           2003          Contractual Life        Exercise Price           2003          Exercise Price
           --------------- ---------------- ---------------------- ----------------       --------------   --------------------
                 $                                  Years                   $                                       $
           ---------------                  ---------------------- ---------------------                   --------------------

             0.25-0.50          799,421              12.38                 0.26                 799,421            0.26
                0.65          2,672,423               8.89                 0.65              1,195,608             0.65
              0.75-2.5          222,393               9.51                 1.38                 208,341            1.38
                              ---------                                                      ---------
                              3,694,237                                                       2,203,370
                              =========                                                      =========


C.    Dividends:

      1. The Company has not paid any cash dividends on its ordinary shares in the past and does not expect to pay cash dividends on its ordinary shares in the foreseeable future.

      2. As described in Note 14A, in the event of distribution of cash dividends in the amount of approximately $12.8 million out of retained earnings, in respect of which the Company was tax exempt due to the "Approved Enterprise" status of its approved operations, the Company would have to pay a 25% tax on the said amount.

      BLUEPHOENIX SOLUTIONS LTD. (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (An Israeli Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 13 - Monetary Balances in Non-dollar Currency:

                                                            December 31,
                                                        ----------------------
                                                         2003          2002
                                                         ----          ----
                                                           (in thousands)
                                                        ----------------------
ASSETS:
   Current assets                                       $12,737       $14,805
   Long-term assets                                          32         -

                                                         12,769        14,805

LIABILITIES:
   Current liabilities                                   18,311        19,655
   Long-term liabilities                                    948         1,041

                                                         19,259        20,696


      Net monetary liabilities                          $(6,490)      $(5,891)
                                                        =======       =======


Note 14 - Taxes on Income:

A. Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereafter - the "Law"): Some operations of BluePhoenix and certain subsidiaries ("BluePhoenix and the Subsidiaries") have been granted "Approved Enterprise" status under the Law. Since BluePhoenix and the Subsidiaries have elected to receive "alternative benefits" under the Law (i.e. - waiver of grants in exchange for a tax exemption for a limited period), the following tax rates will apply to its income from the Approved Enterprise (which will be determined based on the increase in the revenue of BluePhoenix or the Subsidiaries during the year in relation to the revenue in the year preceding the first year of their having the abovementioned status):

      Tax exemption for 2 years, commencing in the first year it generates taxable income. For the remainder of the benefit period - 5 years - a reduced tax rate of 25%.

      Since January 31, 1997, the percentage of BluePhoenix share capital held by foreign shareholders has exceeded 25%, and therefore BluePhoenix Approved Enterprises qualify for reduced tax rates for an additional three years after the seven years mentioned above.

      The period of tax benefits described above will terminate after the lapse of 7-10 years since the first year in which BluePhoenix or the Subsidiaries have taxable income and 14 years since the approved enterprise has been granted and 12 years since the commencing of the approved enterprise.

      BLUEPHOENIX SOLUTIONS LTD. (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (An Israeli Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 14 - Taxes on Income (cont.):

A. Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereafter - the "Law") (cont.): The entitlement to the above benefits is subject to final ratification by the Investment Center in the Ministry of Industry and Trade, such ratification being conditional upon fulfillment of all terms of the approved program.

      In the event of distribution of a cash dividend out of retained earnings which were tax exempt due to the above benefits, BluePhoenix would have to pay approximately $4.3 million tax in respect of the amount distributed, (see Note 12 C.2). Deferred taxes for such taxes were not provided because such undistributed earnings are essentially permanent in duration and could be distributed to shareholders tax free in liquidation, subject to certain conditions.

      The Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that is included in an approved investment program.

      In the event BluePhoenix or the Subsidiaries fail to comply with the approved program terms, the tax benefits may be canceled and BluePhoenix or the Subsidiaries may be required to refund the amount of the benefits they utilized, in whole or in part, with the addition of linkage differences and interest.

B. Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter - the "Inflationary Adjustments Law"):
      Under this law, results for tax purposes are adjusted to on the changes in the exchange rate of the U.S. dollar.

C. Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:
      The Company currently qualifies as an "Industrial Company" as defined by this law, and as such is entitled to certain tax benefits including, inter alia, depreciation at increased rates as stipulated by regulations published under the Inflationary Adjustments Law and the right to deduct for tax purposes, over a period of 3 years, expenses relating to public issue of shares. If realized, any tax benefit relating to issuance expenses is credited to capital surplus.

D. Tax Rates Applicable to Income from Other Sources in Israel: Income not eligible for "Approved Enterprise" benefits mentioned in A. above is taxed at the regular corporate tax rate of 36%.

      BLUEPHOENIX SOLUTIONS LTD. (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (An Israeli Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 14 - Taxes on Income (cont.):

E.    Deferred Income Taxes:

      Deferred tax assets are comprised as follows:


                                                                          December 31,
                                                              ------------------------------------
                                                                2003          2002          2001
                                                                ----          ----          ----
                                                                         (in thousands)
                                                              ------------------------------------

     Net operating loss carry forwards                        $ 13,421       $11,954       $10,215
     Software development costs                                  1,028         1,027         2,113
     Provisions for employee rights and other temporary
       differences                                                 853         1,128           760
                                                              --------      --------      --------

                                                                15,302        14,109        13,088
     Valuation allowance                                       (15,148)      (13,393)      (12,312)
                                                              --------      --------      --------

                                                                 $ 154        $  716       $   776
                                                              ========      ========      ========

      For the year ended December 31, 2003, the valuation allowance increased by $1,755 thousand. The Company's management cannot determine that it is more likely than not that the deferred tax asset relating to net operating losses will be realized.

F.    Non Israeli Subsidiaries:

      Non-Israeli subsidiaries are taxed based upon tax laws in the country of domicile of the respective subsidiary.

G. Income (loss) before taxes on income is composed as follows:


                                                     Year ended December 31,
                                              --------------------------------------
                                                 2003          2002          2001
                                                 ----          ----          ----
                                                          (in thousands)
                                              --------------------------------------
     The Company and subsidiaries in Israel    $ (4,665)      $(5,008)     $(13,659)
     Subsidiaries outside of Israel               7,720         3,576          (772)
                                              ---------       -------      --------
                                                $ 3,055       $(1,432)     $(14,431)
                                              =========       =======      ========

      BLUEPHOENIX SOLUTIONS LTD. (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (An Israeli Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 14 - Taxes on Income (cont.):

H.       Taxes on income included in the statements of income:

                                                   Year ended December 31,
                                              ----------------------------------
                                               2003          2002          2001
                                               ----          ----          ----
                                                        (in thousands)
                                              ----------------------------------
     For the reported year - current:
         In Israel                              $ 8          $ (3)         $ 14
         Out of Israel                          411           204           263
                                              -----         -----          ----

                                                419           201           277
     Taxes in respect of prior years           (780)            9           178
     Deferred taxes, net                        513           (50)         (340)
                                              -----         -----          ----
                                              $ 152         $ 160          $115
                                              =====         =====          ====


I. A reconciliation of the theoretical tax expense (benefit), assuming all income is taxed at the regular rates, and the actual tax expense is as follows:


                                                                                      December 31,
                                                                       -------------------------------------------
                                                                         2003             2002             2001
                                                                         ----             ----             ----
                                                                                     (in thousands)
                                                                       -------------------------------------------
Income (loss) before taxes on income, per consolidated
  statements of income                                                 $  3,055         $ (1,432)        $(14,431)
                                                                       --------         --------         --------

Theoretical tax expense (income)                                          1,100             (516)          (5,195)
Tax benefit arising from exempt tax rate as an
  "approved enterprise"                                                    --                231              616
                                                                       --------         --------         --------

                                                                          1,100             (285)          (4,579)
Increase (decrease) in taxes resulting from permanent differences:

    State income tax, net of Federal benefit                                 12               91              (50)

    Tax exempt income                                                      (222)          (1,167)            (104)

    Non-deductible expenses                                                 270              379            1,348

    Effect of different tax rates in foreign subsidiaries                  --                 49             --

    Taxes in respect of previous years                                     (780)               9              178

Temporary differences for which deferred taxes were not recorded           (296)           1,431            3,272

   Other                                                                     68             (347)              50
                                                                       --------         --------         --------
Taxes on income in the consolidated statements of income -
  for the reported year                                                $    152         $    160         $    115
                                                                       ========         ========         ========

Effective tax rate                                                            5%              11%               1%
                                                                       ========         ========         ========

      BLUEPHOENIX SOLUTIONS LTD. (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (An Israeli Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 14 - Taxes on Income (cont.):

J.    Tax losses:

      1. A U.S. subsidiary has net operating loss ("NOL") carry forwards for federal tax purposes as of December 31, 2003 totaling $23 million, all of which will expire through 2022. That subsidiary has net operating loss carry forwards for state tax purposes of $4 million, which expire through 2007. In addition, that subsidiary has tax credit carry forwards totaling $446 thousand, which expire through 2021.

      2. The Company and its subsidiaries in Israel have NOL carry forwards for income tax purposes as of December 31, 2003 totaling NIS 66.1 million ($15.1 million).

K.    Tax assessments:

      The Company received a revised tax assessment for the 1997-2001 tax years at a total amount of approximately $1.2 million. As agreed with the tax authorities, the Company should pay a down payment of approximately $800 thousand payable in 24 monthly installments until December 2005. The Company acts to obtain documentation in order to cancel the balance in the amount of approximately $400 thousand. This tax expense is fully offset against previously existing tax reserves (the tax reserve is included in accounts payable and accrual - other).

L.    Tax reform:

      On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of "controlled foreign corporation" was introduced, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains. The Company's management cannot estimate at present whether the reform will have an effect on the Company's future results of operations.

      BLUEPHOENIX SOLUTIONS LTD. (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (An Israeli Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 15 - Supplementary Financial Statement Information:

A.    Balance Sheets:

      1.    Trade Receivables:

                                                             December 31,
                                                         ----------------------
                                                          2003          2002
                                                          ----          ----
                                                            (in thousands)
                                                         ----------------------
          Trade accounts receivable                      $ 13,693      $ 11,819
          Less provision for doubtful accounts             (1,076)       (1,008)
                                                         --------      -------

                                                         $ 12,617      $ 10,811
                                                         ========      ========

      2. Other Current Assets:
                                                             December 31,
                                                          -------------------
                                                          2003          2002
                                                          ----          ----
                                                            (in thousands)
                                                         ----------------------

          Government departments and agencies             $  618       $ 1,134
          Advances to suppliers and others                    21            48
          Employees                                           80           201
          Prepaid expenses                                   178           829
          Related parties                                    477           121
          Deferred taxes                                     111           153
          Short-term deposits                                251           -
          Interest income receivable                         163           438
                                                         --------      -------

                                                          $1,899       $ 2,924
                                                         =======       =======

      3. The Company's long-lived assets are as follows:
                                                             December 31,
                                                          ------------------
                                                          2003          2002
                                                          ----          ----
                                                            (in thousands)
                                                          ------------------

          Israel                                          $ 1,988      $ 2,517
          U.S.A.                                              535          722
          Europe                                              276          333
                                                         --------      -------
                                                           $2,799      $ 3,572
                                                         ========      =======

      BLUEPHOENIX SOLUTIONS LTD. (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (An Israeli Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 15 - Supplementary Financial Statement Information (cont.):

A.    Balance Sheets (cont.):

      4.    Accounts Payable and Accruals - Other:
                                                              December 31,
                                                           -------------------
                                                            2003         2002
                                                            ----         ----
                                                              (in thousands)
                                                           -------------------

          Government departments and agencies              $ 2,809     $ 3,997
          Employees and wage-related liabilities             4,867       5,708
          Related parties                                      215       -
          Accrued expenses and other current liabilities     3,089       4,179

                                                          $ 10,980    $ 13,884
                                                          ========    ========

B.       Statements of Operations:

      1. Sales - Classified by Geographic Areas:


                                                              Year ended December 31,
                                                          -------------------------------
                                                          2003          2002         2001
                                                          ----          ----         ----
                                                                  (in thousands)
                                                          -------------------------------

          USA                                             $ 18,520     $ 20,847      $21,428
          Europe (other than Denmark)                       19,799        7,785        8,518
          Denmark                                            8,997        2,530        -
          Israel                                             3,986        4,636        7,482
          Other                                              3,038          870        1,010
                                                          --------     --------     --------
                                                           $54,340     $ 36,668     $ 38,438
                                                          ========     ========     ========


      Sales by geographic areas are determined based on the customer's location.


      2. Goodwill impairment, restructuring costs and non-recurring expenses:

                                                   Year ended December 31,
                                               -------------------------------
                                               2003          2002         2001
                                               ----          ----         ----
                                                       (in thousands)
                                               -------------------------------

          Goodwill impairment (1)            $  -            $ -         $ 1,657
          Restructuring costs (2)               -            472           2,660
          Non-recurring expenses                -             -              150

                                             $  -           $ 472        $ 4,467
                                             =====          =====        =======

      BLUEPHOENIX SOLUTIONS LTD. (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (An Israeli Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 15 - Supplementary Financial Statement Information (cont.):

B.    Statements of Operations (cont.):

      2. Goodwill impairment, restructuring costs and non-recurring expenses (cont.):

           (1) Relates to the entire balance of goodwill in SCH as of December 31, 2001, which, in the estimation of the Company's management, is not recoverable.

           (2)   Restructuring costs include 2002 - $322,000 (2001- $2.3
                 million) in respect of employee termination benefits and 2002 - $150,000 (2001- $363,000) in respect of other exit costs. Restructuring costs include an accrual of 2002 - $182,000 (2001- $734,000). Under the Company's restructuring plan, at the end of 2002 5 employees were terminated out of the following employee groups: research and development, marketing and management.

      3.    Principal customers:

            One costumer accounted for 14% of the Company revenues and 8.7% of the Company trade receivable in 2003. In the period 2002-2001 the Company did not have revenues from any single customer in excess of 10% of total revenues in the respective period.

      4.    Financial Income (Expenses), Net:


                                                                    Year ended December 31,
                                                                --------------------------------
                                                                2003          2002         2001
                                                                ----          ----         ----
                                                                        (in thousands)
                                                                ---------------------------------

          Interest income                                        $ 109         $ 648        $ 372
          Foreign currency translation adjustments
            (see Note A4)                                          614            -            -
          Gain (loss) on sale of marketable securities             105            24          (46)
          Interest expenses                                       (663)         (867)        (388)
                                                                ------        ------        -----

                                                                 $ 165        $ (195)       $ (62)
                                                                ======        ======        =====


      5. Gain on realization of shareholdings:
                                                                    Year ended December 31,
                                                                2003          2002         2001
                                                                        (in thousands)

          Level 8                                              $ 376          $ -          $  -
          Polyglot                                               -              -           693
                                                               ------        ------        -----
                                                               $ 376          $ -          $693
                                                               ======        ======        =====

      BLUEPHOENIX SOLUTIONS LTD. (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (An Israeli Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 15 - Supplementary Financial Statement Information (cont.):

B.    Statements of Operations (cont.):

      6.    Other Income (Expenses), Net:


                                                                      Year ended December 31,
                                                                  ----------------------------------
                                                                  2003          2002         2001
                                                                  ----          ----         ----
                                                                          (in thousands)
                                                                  ----------------------------------

          Write-down of loans to Alexandria (Note 2D)             $ -          $   -        $(2,500)
          Loss from disposal of fixed assets                       (31)            (37)        (149)
          Expiration of options in Tesnet                           75             112         -
          Write-down of shareholdings in an investee              (100)         (1,800)        -
          Write-down of loan to investee                          (350)            -           -
          Decrease of provision for losses in
            formerly-consolidated subsidiary                       541             -           -
          Other                                                    432             144         -
                                                                 -----         -------      -------

                                                                 $ 567         $(1,581)     $(2,649)
                                                                 =====         ========      =======


C.       Earnings (Loss) Per Share:
      Basic earnings per share ("EPS") were computed based on the average number of shares outstanding during each year, after giving retroactive effect to stock dividends and stock splits. In computing diluted EPS, effect was given to share options outstanding in each period, using the treasury stock method, provided that such effect is not anti-dilutive.

      BLUEPHOENIX SOLUTIONS LTD. (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (An Israeli Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 15 - Supplementary Financial Statement Information (cont.):

C.    Earnings (Loss) Per Share (cont.):

      The following table sets forth the computation of basic and diluted net earnings (loss) per share.


                                                                                   Year ended December 31,
                                                                           -------------------------------------
                                                                             2003            2002           2001
                                                                             ----            ----           ----
                                                                                       (in thousands)
      a.   Numerator:

           Net income (loss) to holders of Ordinary shares                    $ 1,851        $ (3,630)     $ (14,987)
                                                                           ==========      ==========      =========

           Numerator for basic and diluted net earnings (loss)
             per share - income (loss) available to holders of
             Ordinary shares                                                    1,851          (3,630)       (14,987)
                                                                           ==========      ==========      =========

      b.   Denominator:
           Denominator for basic net earnings (loss) per share -
            weighted average of shares                                     13,451,234      10,517,085      9,872,278
                                                                           ==========      ==========      =========

           Effect of dilutive securities:
            Employee stock options                                            193,150        *  -             * -
                                                                           ==========      ==========      =========

           Dilutive potential Ordinary shares                                 193,150           -               -
                                                                           ==========      ==========      =========

           Denominator  for  diluted net  earnings  (loss)
           per share - weighted average shares and assumed
           exercise of options                                             13,644,384      10,517,085      9,872,278
                                                                           ==========      ==========      =========

           Basic net earnings (loss) per share                                 $ 0.14         $ (0.35)       $ (1.52)
                                                                           ==========      ==========      =========

           Diluted net earnings (loss) per share                               $ 0.14         $ (0.35)       $ (1.52)
                                                                           ==========      ==========      =========
  *  Anti-dilutive.


      Options to purchase 100,000 shares at $28.35 per share were outstanding during the entire years of 2002 and 2001, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the ordinary shares. Furthermore, options to purchase 1,067,000, 1,347,260 and 1,101,000 shares at various prices between 5.5 to 10.5 per share and $3.00 to $10.50 per share were outstanding during the entire year of 2003, 2002 and 2001, respectively but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the ordinary shares.

      BLUEPHOENIX SOLUTIONS LTD. (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (An Israeli Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 16 - Transactions with Related Parties:


                                                                                    Year ended December 31,
                                                                              ------------------------------------
                                                                              2003            2002            2001
                                                                              ----            ----            ----
                                                                                         (in thousands)

Formula, its subsidiaries and other associated companies:

A.    Selling, general and administrative expenses:
      Management fees (Note 11B)                                               $ 180         $   180         $   180

B.    Revenues from sale of software conversion tool and software
      services to related parties                                              $ 225         $ 1,108         $ 3,960

C.    Cost of revenues relating to services from related Parties               $ 354         $ 1,811         $ 3,318

D.    Reimbursement with respect to services rendered to affiliated
      and other companies                                                      $ 256         $   481         $ 1,516

E.    Sale of investees to Formula Vision Technologies (F.V.T.) Ltd.           $  -          $   -           $ 1,959

F. Arik Kilman was nominated as the Company chief executive office in May 2003. In his former position as Liraz's chairman of the board of directors, he was granted in May 2002 a loan of approximately $300 thousand, linked to the Israeli consumer price index, and bearing an annual interest at a rate of 4%. Under the terms of the loan, the loan should be repaid to Liraz in four equal annual installments, but no later than termination of Mr. Kilman's employment. Mr. Kilman pledged in favor of the Company's 200,000 of Liraz's shares he owned as a security for repayment of the loan. Following the share exchange transaction, Mr. Kilman replaced the pledged shares with 119,760 of the Company' shares. As of December 31, 2003, the outstanding balance of this loan was $216 thousand.

G.    As to the acquisition of Alphatech by the Company from Intercomp - see
      Note 2F.

H.    As to the acquisition of Liraz by the Company from Formula - see Note 2E.

I. In October 2003, the Company entered into an option agreement with Intercomp to purchase from Intercomp its technology for an aggregate of $1.9 million. In addition, the Company undertook to pay to Intercomp royalties of 25% of the revenues generated from the purchased technology.

      BLUEPHOENIX SOLUTIONS LTD. (Formerly: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (An Israeli Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 17 - Subsequent Events:

A.    As to the Change in the Company name - see not 1A.

B.    As to the acquisition of CePost - see note 2I.

C.    As to the acquisition of Outlook - see note 2J.

D.    As to the sale of the Company holding in Tesnet - see note 3C.

E.    As to Mainsoft commitments - see note 11A.

F. As to grants from the office of the chief scientist - see note 11D and 11E.

G.    As to the Company's put option in Intercomp - see note 12B2 and 12B3.

H.    As to a private placement - see not 12B4.

I. As to a fund received from the Singapore-Israel Industrial Research and Development Foundation - see note 11L.
J. During 2004 the Company and a customer mutually agreed to terminate a contract. As a result, the Company recorded a loss of $ 400 thousand in the first quarter of 2004.