Form 20-F/A
period 2003-12-31
BLUEPHOENIX SOLUTIONS LTD
filed 2004-11-09
CIK 1029581

FORM 20 - F/A
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the fiscal year ended December 31, 2003

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number: 005-52583


                           BLUEPHOENIX SOLUTIONS LTD.
             ------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)


                                     ISRAEL
                 -----------------------------------------------
                 (Jurisdiction of Incorporation or Organization)


                     8 MASKIT STREET, HERZLIA 46120, ISRAEL
                    ----------------------------------------
                    (Address of Principal Executive Offices)


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

                                  Yes X No __

Indicate by check mark which financial statement item the registrant has elected to follow.

                              Item 17 ___ Item 18 X

      This Amendment No. 1 on Form 20-F/A (the "Amended 20-F") speaks as of the filing date of our Form 20-F for the fiscal year ended December 31, 2003, filed on June 1, 2004 (the "Original 20-F"), except for the certifications which speak as of their respective dates and the filing date of the Amended 20-F. Except as specifically indicated, the Amended 20-F has not been updated to reflect events occurring subsequent to the filing of the Original 20-F. The filing of this Amended 20-F shall not be deemed an admission that the Original 20-F, when filed, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.



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

                                                                                   YEAR ENDED DECEMBER 31,
                                                             ----------------------------------------------------------------
                                                               2003          2002          2001          2000          1999
                                                             --------      --------      --------      --------      --------
                                                                                            $
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues                                                     $ 54,340      $ 36,668      $ 38,438      $ 49,245      $ 45,907
Cost of revenues                                               24,115        15,220        17,722        20,065        20,924
                                                             --------      --------      --------      --------      --------
Gross profit                                                   30,225        21,448        20,716        29,180        24,983
Software development costs                                      8,138         7,387         8,868         9,487         6,037
Selling, general, and administrative expenses                  20,140        13,245        19,794        17,461         9,567
                                                             --------      --------      --------      --------      --------
                                                                1,947           816        (7,946)        2,232         9,379
Goodwill impairment, restructuring costs, and
    non-recurring expenses                                         --           472         4,467            --            --
                                                             --------      --------      --------      --------      --------
Operating income (loss)                                         1,947           344       (12,413)        2,232         9,379
Financial income (expenses), net                                  165          (195)          (62)        1,370         1,020
Gain on realization of shareholdings                              376            --           693         2,444            --
                                                             --------      --------      --------      --------      --------
Other income (expenses), net                                      567        (1,581)       (2,649)           66           (69)
                                                             --------      --------      --------      --------      --------
Income (loss) before taxes on income                            3,055        (1,432)      (14,431)        6,112        10,330
Income tax expense                                                152           160           115           184           646
                                                             --------      --------      --------      --------      --------
                                                                2,903        (1,592)      (14,546)        5,928         9,684
Equity in losses of affiliated companies, net                    (898)       (1,336)       (1,304)       (1,114)         (843)
Minority interest                                                (154)         (702)          863        (1,700)         (876)
                                                             --------      --------      --------      --------      --------
Net income (loss)                                            $  1,851      $ (3,630)     $(14,987)     $  3,114      $  7,965
                                                             ========      ========      ========      ========      ========

Basic earning (loss) per share                               $   0.14      $  (0.35)     $  (1.52)     $   0.31      $   0.81
Diluted earnings (loss) per share                            $   0.14      $  (0.35)     $  (1.52)     $   0.30      $   0.79

Weighted average of Shares outstanding                         13,451        10,517         9,872        10,149         9,802
Weighted average of Shares outstanding assuming dilution       13,644        10,517         9,872        10,363        10,106

                                                                                      DECEMBER 31,
                                                             ----------------------------------------------------------------
                                                               2003          2002          2001          2000          1999
                                                             --------      --------      --------      --------      --------
                                                                                            $
CONSOLIDATED BALANCE SHEET DATA:                                                      (in thousands)
Working capital                                              $    246      $  1,310      $  9,901      $ 29,961      $ 35,266
Total assets                                                   80,820        87,481        54,667        69,137        68,099
Total liabilities                                              35,422        40,760        19,410        17,728        20,355
Shareholders' equity                                           45,398        46,721        35,257        51,409        47,744

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

      We have been affected by global economic changes, in particular the sharp decline in capital spending in the information technology sector and the overall business slow-down in North America and Europe, as well as in Israel. Uncertainties in the North American and European markets have influenced the purchasing patterns of leading software developers who delayed their planned orders and caused developers to reduce the amount of their planned license commitment. These changes in purchasing patterns in the IT industry directly affect our operating results. Our revenues decreased from $49.2 million in 2000 to $38.4 million in 2001 and to $36.7 million in 2002. In 2003, as a result of a slight recovery of the market, and the impact of a strategic acquisition we completed, this trend was changed, and our revenues increased to $54.3 million. However, due to the overall business slow-down and in particular, the IT business slow-down, we cannot assure you that we will be able to continue increasing our revenues or keep our revenues at the same level as in 2003. We cannot know whether the global market will recover in the future, and how the economic conditions will continue to affect our business.

IF WE FAIL TO SUCCESSFULLY CONTINUE INTEGRATING LIRAZ'S BUSINESS WITH OUR OWN, OUR OPERATING RESULTS MAY BE ADVERSELY AFFECTED.

      In March 2003, we completed the acquisition of the entire outstanding share capital of Liraz Systems Ltd., an Israeli company then publicly-traded on the Tel Aviv Stock Exchange, or the TASE. While we have already concluded the integration of Liraz's infrastructure, management, personnel and sales and marketing activities within our business, we are still in the process of integrating Liraz's technology, products, service offerings, and research and development activities. We expect that as a result of the integration of our business with that of Liraz, the combined companies will be able to realize greater operating efficiencies and will benefit from a broader product line with a larger and more diversified marketing and support network. In addition, we anticipate that the combination of our respective technical personnel will enhance our product development capabilities. The achievement of these benefits depends, however, on our ability to successfully complete the integration of Liraz's business into our business. Difficulties in assimilating Liraz's business could disrupt our ongoing business, distract our management and employees, increase our expenses, and adversely affect our results of operations. We may also encounter difficulties in penetrating markets in which we have no or limited experience. We cannot assure you that we will be able to successfully complete the integration of Liraz's business with our own. In addition, we cannot assure you that the benefits we anticipate will occur as a result of assimilating Liraz's business will contribute to our business to the extent anticipated. This in turn may materially adversely affect our business, financial condition and our quarterly and annual results of operations.

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

A DELAY IN COLLECTION OF OUR FEES COULD RESULT IN CASH FLOW SHORTAGES, WHICH IN TURN MAY SIGNIFICANTLY IMPACT OUR FINANCIAL RESULTS.


      Typical modernization projects, which deploy our solutions, are long-term projects, and therefore, payment for these projects or a substantial portion of our fees may be delayed until the successful completion of specified milestones. In addition, the payment of our fees is dependent upon customer acceptance of the completed work, and our ability to collect the fees. Further, although the timing of receipt of our fees varies, we incur the majority of our expenses on a current basis. As a result, a delay in the collection of our fees could result in cash flow shortages. To date, we have not experienced any significant payment delays that resulted in cash flow shortages. Any significant variation in estimated and actual revenues obtained may significantly impact our financial results in any given period.

THE ABILITY OF OUR SUBSIDIARY, MAINSOFT, TO CONTINUE TO MARKET THE CROSS-PLATFORM PRODUCTS FOR THE UNIX ENVIRONMENT (VISUAL MAINWIN FOR UNIX) IS DEPENDENT UPON MAINSOFT OBTAINING FROM MICROSOFT ACCESS TO UPDATED AND ADDITIONAL SOURCE CODE.

      In August 1998, our subsidiary, Mainsoft Corporation, entered into a Windows source-code licensing agreement. Pursuant to this agreement and the amendments thereto, Microsoft granted Mainsoft access to specified Microsoft source code, including new versions, service packs, and upgrade releases for Windows. Microsoft also granted Mainsoft distribution rights to the Windows object code licensed as a component in Mainsoft's products. Mainsoft's ability to continue to market the Visual MainWin for Unix depends upon Microsoft providing access to updated and additional source code. We anticipate that in the future, we will pursue a source code license from Microsoft for any subsequent code we may benefit from. However, we cannot assure you that we will be able to negotiate successfully any additional license rights on a timely basis or at all, or that these license rights would be on terms acceptable to us. If we are unable to develop future products under a source code license agreement with Microsoft, we may encounter difficulties in selling updated versions of our cross-platform products and as a result, our business, results of operations, and financial condition could be materially adversely affected.

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


IF WE ARE UNABLE TO MANAGE THE EFFECTS OF THE VARIATIONS IN OUR OFFERING PORTFOLIO, OUR RESULTS WILL BE ADVERSELY AFFECTED.

      We specialize in the development and implementation of sophisticated software modernization tools and products. We leverage our know-how, experience and generic technologies, to develop and introduce new software tools that enable the modernization of legacy systems. The need for our modernization solutions changes over time, and recent regulations or newly introduced technologies may create new needs for modernization solutions. As part of our growth strategy, as a new need evolves, we typically conduct a market analysis to qualify and quantify the market opportunity. If the results justify the investment required for the development of new products or tools , then we begin the development process of the new product. In order to maintain our position in the market, and maintain our ability to address the constantly changing needs of the marketplace, we continually invest in the development of new products. The net annual expense related to research and development has varied between $7 million and $9 million in the last three years.

      Our solution portfolio is changing, as is the geographical distribution of our sales. In recent years we have experienced a decline in our sales in North America, and an increase in the amount of our sales in Europe. This change is mainly attributable to the integration of Liraz's European sales force.

      In order to properly introduce a new product to the marketplace or to introduce our current products into new markets, we continuously update our marketing materials, educate our sales force and make changes to our operations. If these processes are not completed in a timely manner, our new product introduction may be delayed.


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

WE ARE EXPOSED TO LITIGATION THAT COULD RESULT IN CONSIDERABLE FINANCIAL LIABILITIES.


      In July 2003, a former Liraz shareholder filed an application with the Tel-Aviv - Jaffa District Court to approve a claim filed by him against us, as a class action. The claim relates to the acquisition of Liraz shares, which we completed in March 2003. The shareholder alleges that the share price we paid to Liraz's shareholders in the tender offer and in a subsequent mandatory purchase was lower than the fair price of Liraz shares. The maximum amount of the claim is approximately $5.8 million in the aggregate. Under Israeli law, the court's approval is required for the plaintiff to represent all of the shareholders of Liraz who sold their shareholdings to us pursuant to the tender offer and the mandatory acquisition. The plaintiff has applied for such approval in the lawsuit. No preliminary hearing has been scheduled. Based on our analysis of the statement of claim, our management believes that the claim is without merit. However, if we are not successful in defending this claim, we could be exposed to considerable financial liabilities and as a result, our financial condition could be materially adversely harmed.

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


      In addition, as part of a $5 million private placement we completed on March 30, 2004, we issued to each of the participating four institutional investors, convertible debentures and warrants exercisable into BluePhoenix's ordinary shares. If all such debentures, including interest, are converted into BluePhoenix's ordinary shares and the warrants are fully exercised, we would be required to issue to the investors up to 1,708,411 ordinary shares, subject to adjustments. Under certain circumstances, the investors are entitled to purchase additional convertible debentures and warrants, which if converted and exercised in full, would increase the number of issued shares by an additional 1,025,047 ordinary shares. In connection with the private placement, we agreed to file a registration statement for the resale of the ordinary shares underlying the convertible debentures and warrants.


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


      We have generated approximately 53% of our international revenues in 2003 from sales to European customers. Additional risks inherent in our European and other worldwide business activities generally include unexpected changes in regulatory requirements, tariffs and other trade barriers, costs of localizing products for foreign countries, lack of acceptance of localized products in European and other foreign countries, longer accounts receivable payment cycles, difficulties in operations of management, potentially adverse tax consequences, including restrictions on the repatriation of earnings, and the burdens of complying with a wide variety of European and other foreign laws. We cannot assure you that these factors will not have a material adverse effect on our future European and other international sales and, consequently, on our business, operating results and financial condition.

WE MAY BE ADVERSELY AFFECTED IF THE RATE OF INFLATION IN ISRAEL EXCEEDS THE RATE OF DEVALUATION OF THE NEW ISRAELI SHEKEL AGAINST THE DOLLAR OR THE EURO.

      Our reporting currency is the United States dollar, which is our functional currency. Most of our revenues are in dollars and euros, while a substantial portion of our expenses, principally salaries and related personnel expenses, are in new Israeli shekels, or NIS. As a result, we are exposed to any of the following risks:

      o that the inflation rate in Israel will exceed the NIS devaluation rate against the dollar or the euro;

      o that the devaluation process will lag behind the NIS inflation timing; or

      o     that the euro will devaluate against the dollar.

      If any of these occur, the dollar or euro cost of our operations would increase, as well as our financial expenses. We cannot predict any future trends of the rate of inflation in Israel or the rate of devaluation of the NIS or the euro against the dollar. An increase in our dollar or euro operational cost will adversely affect our dollar-measured results of operations. In addition, our operations could be adversely affected if we are unable to hedge against currency fluctuations in the future. To date, we have not engaged in significant hedging transactions. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS or the euro. However, we cannot assure you that these measures will adequately protect us from material adverse effects arising from the impact of inflation in Israel. For additional information relating to the exchange rates between different relevant currencies please see "Item 5 - Overview - Our Reporting Currency".


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

RISKS RELATING TO OPERATIONS IN ISRAEL

POLITICAL, ECONOMIC, AND MILITARY CONDITIONS IN ISRAEL COULD NEGATIVELY IMPACT OUR BUSINESS.


      We are incorporated under the laws of the State of Israel, and certain of our key management personnel as well as certain of our research and development facilities are located in Israel. Although we generate most of our revenues from international markets, we nonetheless are influenced by the political, economic and military conditions affecting Israel. Major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, operating results and financial condition. Furthermore, several countries restrict business with Israeli companies. In addition, nonexempt male adult citizens of Israel, including some of our officers and employees, are obligated to perform military reserve duty until the age of 40 or 45 depending on their function in the army, and are subject to being called for active duty under emergency circumstances. While we have operated effectively under these requirements since our incorporation, we cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our operations in Israel and our business may be adversely affected.

THE TAX BENEFITS AVAILABLE TO US FROM GOVERNMENT PROGRAMS MAY BE DISCONTINUED OR REDUCED AT ANY TIME, WHICH WOULD LIKELY INCREASE OUR TAXES.


      We receive tax benefits under Israeli government programs, particularly as a result of the "Approved Enterprise" status of certain of our operations in Israel. "Approved Enterprise" status is granted by the Israeli Investment Center of the Ministry of Industry and Trade and entitles the company to a variety of tax incentives. The incentives awarded to certain of our subsidiaries include reduced tax rates and a tax holiday. We were granted a two year tax exemption, followed by a five year tax reduced tax rate of 25% instead of 36% on income derived from our "Approved Enterprise" investment programs. In order to qualify for these incentives, the "Approved Enterprise" is required to provide minimum paid-in-capital (30% of the investment), to show an increase in its export activities, and to meet other general investing criteria. As of May 31, 2004, we have met those criteria and received tax benefits from our "Approved Enterprise" programs, as presented in Note 14I to our financial statements. To maintain our eligibility for these programs and benefits, we must meet the conditions mentioned above. We cannot assure you that these programs and tax benefits will continue at the same level in the future. If these tax benefits and programs are terminated or reduced, we could pay increased taxes in the future, which could decrease our profits.


IT MAY BE DIFFICULT TO SERVE PROCESS AND ENFORCE JUDGMENTS AGAINST OUR DIRECTORS AND OFFICERS IN ISRAEL.

      We are organized under the laws of the State of Israel. Most of our executive officers and directors are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to:


o effect service of process within the United States on us or any of our executive officers or directors who are nonresidents of the United States;

o enforce court judgments obtained in the United States including those predicated upon the civil liability provisions of the United States federal securities laws, against us or against any of our executive officers or directors which are nonresidents of the United States, in the United States or Israel; and

o bring an original action in an Israeli court against us or against any of our executive officers or directors to enforce liabilities based upon the United States federal securities laws.


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

      In 2002, we acquired control of Liraz Systems Ltd. In 2003, we completed the acquisition of the remaining outstanding share capital of Liraz. Since 2002, we have run our worldwide operations through several additional wholly owned subsidiaries, named below:

         NAME OF SUBSIDIARY                          COUNTRY OF INCORPORATION
         ------------------                          ------------------------

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


      In 1997, we introduced our C-MILL conversion tool, which was developed based on our generic modernization technology, and we were awarded significant contracts from leading international system integrators. Our strategic partnerships with these system integrators, as well as strong performance of our conversion tool, provided us with international recognition and global presence in the market. We delivered C-MILL together with consulting services, training, and support as a comprehensive conversion solution to solve the millennium problem. In 1997 and 1998, we derived substantially all of our revenues from millennium conversion projects. In 1999, we derived less than half of our revenues from millennium conversions, and since 2000, we have derived all of our revenues from providing legacy modernization and porting solutions.


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


      We believe that following the Liraz acquisition, utilizing our combined broad technology offering and our worldwide marketing capabilities, we became a leading global player in the enterprise IT modernization market. In March 2003, Gartner, Inc., a leading technology market analyst, placed us in the leader quadrant of the legacy modernization market. Gartner defines "Leaders" in the IT modernization area as vendors who have a broad range of technology, along with a demonstrated focus and ability to deliver solutions. With 12 offices in 10 countries, 5 full service delivery centers, and representatives, we provide our products and services worldwide.

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


      BluePhoenix(TM) AppBuilder--Our primary redevelopment legacy environment has been used for managing, maintaining, and reusing the complicated applications needed by large businesses. It provides the infrastructure for enterprises worldwide, across several industries, with applications running millions of transactions daily on legacy systems. Enterprises using AppBuilder can build, deploy, and maintain large-scale custom-built business applications for years without being dependent on any particular technology until they cease using their legacy infrastructure. AppBuilder acts like a virtual application warehouse, keeping the underlying structure of the system in an organized framework such that developers can easily understand it. This allows companies to reuse critical business components, realizing a long-term return on investment for both new and existing applications.


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

      Visual MainWin(R) for the J2EE platform--In February 2004, Mainsoft launched its new generation product: Visual MainWin(R) for the J2EE platform (formerly named Grasshopper). The Visual MainWin(R) for J2EE Platform is a cross-platform development solution that bridges the .NET/J2EE divide, enabling Visual Basic .NET and C# developers to develop J2EE Web Applications and Web services using the Visual Studio .NET development environment. According to the Gartner Group, conflicting standards for developing and deploying the next generation of enterprise applications and Web services are inflating development costs and driving productivity losses in medium- and large-scale enterprises. Gartner estimates that 95% of these enterprises will support both Microsoft's ..NET and Sun's J2EE platforms through 2006. With Visual MainWin(R) for the J2EE platform, .NET and Java developers can accelerate J2EE development by co-developing Web applications and Web services. Visual MainWin(R) also eliminates .NET/J2EE server integration costs by enabling ASP.NET applications to be deployed on industry-leading J2EE application servers, such as BEA Weblogic, IBM WebSphere or Tomcat.

INVESTMENTS AND ACQUISITIONS


      In order to enhance our solutions and services portfolio, we have been pursuing a strategy of adding new technologies to our suite of automated modernization tools. We implement this strategy via internal development of new software tools and through acquisitions and investments. Accordingly, we devote significant resources to the development and marketing of new software modernization tools, and invest in businesses that develop software tools that are complementary to our existing portfolio. The broad portfolio that we established, among others, through these acquisitions, contributes to our ability to penetrate new markets and to offer a complete set of solutions addressing the broad array of changing demands of our customers. We integrate the acquired businesses into our business and assimilate many of their functions, including, marketing, sales, finance and administration into our existing infrastructure.

      Following is a description of our investments and acquisitions, which form a part of our business as described above:

      LIRAZ. In November 2002, we purchased through a share exchange transaction, approximately 86% of the outstanding share capital of Liraz, an international software and services company, developing and marketing the AppBuilder, then publicly traded on the TASE. As part of the share exchange transaction, we issued to Liraz's selling shareholders, including Formula, 3,478,624 of our ordinary shares, constituting an aggregate of 26% of our outstanding share capital. In two public tender offers that we published in December 2002 and March 2003, we purchased additional shares of Liraz representing 9% of the outstanding share capital of Liraz. In March 2003, pursuant to the provisions of the Israeli Companies Law, we purchased the remaining outstanding share capital of Liraz. The total aggregate amount of those cash purchases was $2.7 million. Following these transactions, we currently hold the entire outstanding share capital of Liraz. During 2003, we assimilated and integrated Liraz's infrastructure, management, personnel and sales and marketing activities within our business by combining our delivery centers, teaching the respective sales forces about the products of the other company, combining operations and eliminating duplicative roles in administration. The acquisition of Liraz has enhanced our ability to market our solutions in international markets through Liraz's international sales force, and its experience in the mainframe environment. As a result, we have been able to expand the services we provide to our customers. For more information about the AppBuilder, see "Enterprise IT Redevelopment--BluePhoenix AppBuilder."


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


      INTRACOMP. IntraComp Group Inc. provides migration and conversion services for large-scale systems and back-end integration services. In the second quarter of 2000, we acquired a 52% controlling interest in IntraComp for aggregate consideration of $3.2 million. In the fourth quarter of 2000, we increased our shareholdings in IntraComp to 53% by investing an additional $240,000. In addition, as of May 21, 2004, we lent to IntraComp an aggregate amount of $2.3 million. Under the loan agreement, IntraComp is required to repay the loan by April 2006 or when the current ratio of IntraComp exceeds 1.25, whichever is earlier. During the second quarter of 2003, we purchased from the other shareholders of IntraComp the remaining outstanding share capital of IntraComp for consideration to be calculated based on IntraComp's cumulative earnings before interest and taxes, referred to as EBIT, during the three-year period commencing on January 1, 2003, as follows:

      o If the EBIT exceeds $3,000,000 but is less than or equal to $4,000,000, then the consideration shall be equal to the sum of $900,000 plus 40% of the difference between the EBIT and $3,000,000;

      o If the EBIT exceeds $4,000,000 but is less than or equal to $5,000,000, then the consideration shall be equal to the sum of $1,300,000 plus 50% of the difference between the EBIT and $4,000,000;

      o If the EBIT exceeds $5,000,000 but is less than or equal to $6,000,000, then the consideration shall be equal to the sum of $2,500,000 plus 60% of the difference between the EBIT and $5,000,000; and

      o If the EBIT exceeds $6,000,000, then the consideration shall be equal to the sum of $3,600,000 plus 60% of the difference between the EBIT and $6,000,000.

      We undertook to pay to the selling shareholders, on August 30, 2004, an advance on account of the contingent consideration, based on the interim EBIT at that time. The balance is due in February 2006, based on a final report of IntraComp's earning. Following the purchase of the entire interest in IntraComp, we integrated IntraComp's business completely into ours. For more information about IntraComp's solutions, see "Enterprise IT Migration--BluePhoenix PlatformMigrator."


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


      MULTICONN. In 1999, we acquired 51% of the outstanding share capital of M.S.I. MultiConn Solutions International (1995) Ltd., referred to as M.S.I. MultiConn, and in 2000, we increased our shareholdings in M.S.I. MultiConn to 60%. Effective as of January 2004, the other shareholders of M.S.I. MultiConn transferred their entire holdings in M.S.I. MultiConn to us. Following this transaction, we assumed control over the daily management of M.S.I. MultiConn. We currently wholly own M.S.I. MultiConn and finance its activities.

      In 2000, we established together with the other shareholders of M.S.I. MultiConn, a new company named MultiConn Technologies Ltd., and initially owned 19% of its share capital. MultiConn Technologies develops and markets eMulticonn and related solutions, referred to as eXperanto. Under our agreement with MultiConn Technologies entered into in 2000, we lent to MultiConn Technologies $2.1 million, of which $1 million was convertible into ordinary shares of MultiConn Technologies. In December 2002, we converted the $1 million loan into shares of MultiConn Technologies and as a result our holdings increased to 60%. Following a transaction entered into between us and the other shareholders of MultiConn Technologies in 2004, the other shareholders of MultiConn Technologies increased their holdings in MultiConn Technologies to 58.2% in the aggregate, through the issuance of shares by MultiConn Technologies. As a result, we currently hold approximately 40% of the outstanding share capital of MultiConn Technologies. We have an option to increase our holdings in MultiConn Technologies to 60% of its outstanding share capital for an exercise price of $50,000. In May 2004, we provided on behalf of MultiConn Technologies a guarantee in the amount of $300,000, which expires in May 2005. In 2004, we included in our equity in affiliated companies 100% of the losses of MultiConn Technologies up to the guaranteed amount. In 2002 and 2003, we wrote down $1.8 million and $350,000, respectively, of the balance of our investments and loans to MultiConn Technologies, due to the impairment of the investment and since it was probable that we would be unable to collect all amounts due. For more information about eXperanto, see "Enterprise IT Migration--eXperanto."

      INTERCOMP. In 1998, we invested in Intercomp Ltd., which has developed a set of automated analysis and reengineering tools for legacy COBOL applications. During 2002 and 2003 Intercomp focused its efforts on the development of software tools that comprise a part of BluePhoenix LogicMiner. For more information about LogicMiner, see "Research and Development--Enterprise IT Understanding--BluePhoenix LogicMiner."


      In the fourth quarter of 2003, we exercised an option to purchase from Intercomp its tool known as AnalyzeIT for an aggregate of $1.9 million. In addition, we undertook to pay to Intercomp royalties of 25% of the revenues generated from the purchased technology. AnalyzeIT provides an analysis of a legacy application and creates a repository and inventory of the application's components and the relationships between them. The results of the analysis are presented graphically and in reports. They include a study of the application's control flow and data flow which enable the user to examine the code and structure of the application down to the level of a single variable. In connection with the purchase of Intercomp's technology, we assumed the rights and obligations of Intercomp under the distribution agreement described below. The consideration for the acquired technology was offset against the outstanding loan balance owed to us by Intercomp, as described in the next paragraph.

      Duing the years 1998-2003, we lent to Intercomp an aggregate of $3.7 million. As of December 31, 2003, after offsetting the $1.9 million described above for the purchase of technology, an aggregate of approximately $1.8 million was outstanding. These loans are required to be repaid by Intercomp at the end of a 5-year period commencing on February 19, 2002 or earlier (i) in the event of liquidation or acquisition of Intercomp by a third party or (ii) if the current ratio of Intercomp is equal or greater than 1.25. The loans bear interest at a rate of LIBOR +1% per annum. The principal of the loans plus interest accrued are convertible into preferred shares of Intercomp at a conversion price of $162.70 per share.

      Effective as of January 2004, we entered into an option agreement, pursuant to which we were granted an option to purchase all of Eran Tirer's interest in Intercomp, constituting 18.5% of the outstanding share capital of Intercomp. In the event we exercise our option to purchase Eran Tirer's shares in Intercomp, we are obligated to issue to him as consideration for his shares, warrants to purchase 5,000 BluePhoenix ordinary shares at an exercise price of $20 per share. The warrants are exercisable until October 25, 2005. Concurrently, the remaining shareholders of Intercomp comprised of several funds acting through their general partner, Israel Infinity Venture Capital Partners Ltd., referred to as Infinity, and we, approved the signing of a non-exclusive distribution agreement between Intercomp and a distributor partially owned by Mr. Tirer, pursuant to which Intercomp granted non-exclusive rights to the distributor to further develop and distribute Intercomp's products. In March 2004, we exercised our option to purchase Mr. Tirer's holdings in Intercomp. In addition, Infinity converted certain outstanding loans owed to it by Intercomp into 7,236 shares of Intercomp at a price per share of $162.70. Following these transactions, our holdings in Intercomp increased from 49% to approximately 62%. Since the end of the first quarter of 2004, we consolidated the results of operations of Intercomp.

      In April 2004, Infinity granted us a call option to purchase its entire holdings in Intercomp, exercisable until April 1, 2006. If we do not exercise such option, Infinity will have a put option to cause us to purchase Infinity's entire holdings in Intercomp, exercisable during a period of six months commencing in April 2006. If either of the options is exercised, we shall be obliged to issue to Infinity, as consideration for Intercomp's shares, 100,000 BluePhoenix ordinary shares and an additional amount of shares to be calculated based on revenues generated from the sale of licenses to use Intercomp's products during a 3-year period commencing on April 1, 2003, as follows:

      o For the first $3 million of revenues, the number of additional shares shall be to 10,000 shares for each $1 million of revenues.

      o If revenues exceed $3,000,000 but are less than or equal to $15,000,000, then the number of additional shares shall be 30,000 plus 20,000 shares for each $1 million of revenues exceeding $3 million.

      o If revenues exceed $15,000,000, then the number of additional shares shall be 270,000 plus 10,000 shares for each $1 million of revenues exceeding $15 million.

      The shares will be subject to a lock-up period until April 1, 2006. We undertook, upon Infinity's request, to use our best efforts to effect registration of the shares, within 8 months of the end of the lock-up period or within 90 days of such date, if we filed our annual report on Form 20-F during such 90-day period, whichever is earlier. We may, at our option, pay to Infinity the cash equivalent of such shares which will be calculated according to the average closing price of BluePhoenix shares during the 20 trading days prior to the exercise of any of the options.


      We have granted to FIMI, a creditor of Intercomp, a put option to sell to us convertible promissory notes issued to FIMI by Intercomp in an aggregate principal amount of $3.5 million. For more information about this transaction, see "Item 5.B. Liquidity and Capital Resources--Contractual Commitments and Guarantees."


      ALEXANDRIA. During 1999, we purchased 19% of the outstanding share capital of Alexandria Migration Technologies Ltd., which develops DBMSMigrator (formerly known as C-MIDAS). In consideration therefor, we undertook to extend to Alexandria loans in an aggregate amount of $4.2 million, which were extended to Alexandria from time to time during 1999, 2000 and 2001. In 2001, we wrote off $2.5 million of these loans since it was probable that we would be unable to collect all amount due. The purpose of the loans was for working capital. As of December 31, 2003, we lent to Alexandria an aggregate amount of approximately $3.9 million. In September 2002, we entered into an agreement with the other shareholder of Alexandria to purchase his entire shareholdings in Alexandria, constituting 81% of Alexandria's outstanding share capital, for an aggregate amount of $585,000. As a result, we currently wholly own Alexandria and its entire activity is integrated within our business. For more information about the DBMSMigrator, see "Enterprise IT Migration--BluePhoenix DBMSMigrator."

      CEPOST. In January 2004, we purchased the entire outstanding share capital of CePost Ltd., an Israeli company that develops and markets software solutions for electronic document mining, management and presentment. Pursuant to the purchase agreement, we paid to the shareholders of CePost $172,500 and issued to them 31,500 BluePhoenix ordinary shares. In addition, we undertook to pay to the sellers royalties from CePost's revenues in an amount ranging between $120,000 and $1.5 million. At our option, we may pay the royalties in BluePhoenix ordinary shares. At the transfer date, we recorded for the contingent purchase consideration at the minimum level of $120,000 based upon our estimated future royalties. For more information about CePost's software solutions, see "Enterprise IT Presentment--BluePhoenix PowerText."


      OUTLOOK. Effective as of January 2004, we acquired from an Israeli company, Outlook Systems Ltd., through our new wholly owned subsidiary, Outlook & BluePhoenix Ltd., Outlook Systems' entire business activities in Israel in the field of software development services. Pursuant to the purchase agreement, we hired 31 employees previously employed by Outlook Systems and assumed all the obligations in respect of the purchased activity. These obligations include the extension of a guarantee to banks with respect to loans in an aggregate amount of $720,000 plus interest accrued, to be repaid by us by February 15, 2007. In addition, under the purchase agreement, we undertook to pay to the shareholders of Outlook Systems in the first quarter of 2007, an amount equal to between 5 and 7 times the average operating profit of Outlook & BluePhoenix Ltd. in the years 2004, 2005 and 2006, less an amount of $720,000.

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

      ALPHATECH. In December 2002, we purchased from Intercomp, our affiliate, a 65% controlling interest in Alphatech (2000) Srl. for aggregate consideration of $100,000. Alphatech, a company incorporated in Romania, provides us software development services.


      PURCHASE OF SDC'S ACTIVITY. In October 2002, Liraz, through a wholly owned subsidiary, acquired from SDC FinansSystems A/S, referred to as SDC, a company incorporated in Denmark, its IT development services activities relating to customers in the banking sector in Denmark. Pursuant to the purchase agreement, we assumed all the obligations in respect of the purchased activity and hired 100 employees, of which 30 employees were dismissed during the first quarter of 2003. The seller agreed to reimburse us for any costs associated with such dismissals. The aggregate consideration paid for the purchased activity and goodwill was $800,000. In addition, we entered into an agreement with two of the seller's shareholders, pursuant to which the shareholders have purchased from us IT development services.

      LEVEL 8. As of May 21, 2004, we hold shares and several capital instruments, including warrants and rights to receive warrants exercisable into shares of Level 8 Systems Inc. If we exercise these capital instruments in full, our shareholdings in Level 8 would reach 4%. During 2003 and in the first quarter of 2004, we sold substantially all of the preferred stock of Level 8 then held by us for $624,000. In 2003, we purchased 444,444 ordinary shares of Level 8 for $200,000. In addition, as of May 21, 2004, we extended to Level 8 guarantees of approximately $2 million in the aggregate. In November 2003, we agreed to extend the term of our guarantee to November 2004. As consideration for the extension of such guarantee through November 2004, we were issued an aggregate of 300,000 Level 8 ordinary shares in November 2003 and March 2004.

CUSTOMERS

      We provide our modernization solutions directly or through our strategic partners, such as IBM, Capgemini, EDS, Cook Systems, Temenos, Millennium and TACT. Additionally, from time to time, other IT services companies license our technologies for use in modernization projects in various markets. Our partners are usually system integrators who assist us in increasing our penetration and exposure in the market. We provide solutions to our partners' customers in collaboration with the system integrator's team. In most cases, the partners provide related services to the customers. Our arrangements with our partners vary. We may enter into distribution agreements with the partners under which we grant license rights to the partners and/or the partners' customers, provide related services or a combination of both. Alternatively, we may enter into subcontractor relationships with our strategic partners.

      Approximately 10% of our agreements are based on fixed price contracts. Although we have significant experience in pricing fixed price projects, these projects may bear some risks and uncertainties as we price these contracts based on estimates of future costs, duration of the project and the impact potential changes in the scope of the work. We also enter into other types of contracts, including annual maintenance contracts, license agreements and arrangements on a time and material basis. To date, shifts in revenues generated from different types of agreements have not materially affected our results of operations.


      Our customers include, among others:(1)


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

        o        CitiBank (USA)            o        AXA (UK)                    o        Department of Immigration
                                                                                         (Australia)

        o        Credit Suisse             o        LACERA (USA)                o        Safeway (USA)

        o        Fidelity                  o        LBS (Germany)               o        Shaw Industries(USA)

        o        Friends Provident (UK)    o        Mutual of America           o        Underwriters Laboratories
                                                                                         (USA)

        o        FSB (Sweden)              o        National Nederlanden        o        Safeway (USA)
                                                   (Netherlands)

        FINANCIAL SERVICES                 INSURANCE                            OTHER INDUSTRIES
        ------------------                 ---------                            ----------------
        o        Merrill Lynch (USA)       o        Phoenix (Israel)            o        Siebel

        o        RSI (Spain)                                                    o        Cognos

        o        SDC Udvikling  (Denmark)                                       o        I2

                                                                                o        Dassault

                                                                                o        Mentor Graphics

      --------------------


      (1) We consider the customers mentioned in the table to be significant references due to their name and recognition in the market. Each of the customers mentioned contributed at least $300,000 to our revenues for a project performed within the previous three fiscal years.

      SDC Udvikling A/S, referred to as SDC Udvikling, an affiliated company of SDC, accounted for 14% of our revenues in 2003.


      The following table summarizes the revenues from our tools and services by geographic regions for the periods indicated:

                                                  YEAR ENDED DECEMBER 31,
                                           -------------------------------------
                                             2003           2002           2001
                                           -------        -------        -------
                                                      (IN THOUSANDS)
United States                              $18,520        $20,847        $21,428
Europe (other then Denmark)                 19,799          7,785          8,518
Denmark                                      8,997          2,530             --
Israel                                       3,986          4,636          7,482
Other                                        3,038          1,010            870
                                           -------        -------        -------
Total                                      $54,340        $36,668        $38,438

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

      Following is a list of our significant subsidiaries, their country of incorporation, and proportion of our ownership interest in them, as of May 21, 2004:

NAME OF SUBSIDIARY                             COUNTRY OF                 PROPORTION OF
                                              INCORPORATION             OWNERSHIP INTEREST
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

- ------------------------- ------------------------- ---------- --------------------- -----------------------
   COUNTRY AND STATE                CITY            SQ.             EXPIRATION         ANNUAL ANTICIPATED
                                                     METERS                           RENTAL FEES IN 2004
                                                                                        IN THOUSANDS US$
- ------------------------- ------------------------- ---------- --------------------- ---- ------------- ----
Israel                    Herzlia                       1,400  December 2006                       300
- ------------------------- ------------------------- ---------- --------------------- ---- ------------- ----
Israel                    Tel Aviv                        400  Monthly renewal                      60
- ------------------------- ------------------------- ---------- --------------------- ---- ------------- ----
Israel                    Holon                           250  February 2005                        50
- ------------------------- ------------------------- ---------- --------------------- ---- ------------- ----
Israel                    Lod                           1,100  June 2006                           140
- ------------------------- ------------------------- ---------- --------------------- ---- ------------- ----
Israel                    Azor                            450  August 2004                          75
- ------------------------- ------------------------- ---------- --------------------- ---- ------------- ----
USA, North Carolina       Cary                          1,300  May 2006                            260
- ------------------------- ------------------------- ---------- --------------------- ---- ------------- ----
USA, California           San Jose                        700  September 2006                      150
- ------------------------- ------------------------- ---------- --------------------- ---- ------------- ----
USA, Indiana              South Band                      700  December 2004                       120
- ------------------------- ------------------------- ---------- --------------------- ---- ------------- ----
Denmark                   Ballerup                      2,600  Monthly renewal                     270
- ------------------------- ------------------------- ---------- --------------------- ---- ------------- ----
Germany                   Frankfurt                       270  November 2004                        70
- ------------------------- ------------------------- ---------- --------------------- ---- ------------- ----
Netherlands               Amsterdam                       130  June 2005                            25
- ------------------------- ------------------------- ---------- --------------------- ---- ------------- ----
Romania                   Bucharest                       400  August 2005                          60
- ------------------------- ------------------------- ---------- --------------------- ---- ------------- ----
United Kingdom            Uxbridge                         40  July 2004                            75
- ------------------------- ------------------------- ---------- --------------------- ---- ------------- ----
Cyprus                    Nicosia                         300  June 2005                            45
- ------------------------- ------------------------- ---------- --------------------- ---- ------------- ----
Italy                     San Felice                      150  November 2005                        30
                          Segrate--Milano
- ------------------------- ------------------------- ---------- --------------------- ---- ------------- ----
TOTAL                                                  10,190                                    1,730
- ------------------------- ------------------------- ---------- --------------------- ---- ------------- ----

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

      Our quarterly and annual revenues, gross profit, and results of operations have fluctuated significantly in the past and we expect them to continue to fluctuate significantly in the future, as a result of numerous factors, including the changes in the suite of modernization tools we have been offering to our customers, the limited experience we have had in the markets for these newly introduced tools, and the difficulties we have encountered in introducing our tools to their respective markets. Therefore, we believe that period-to-period comparisons of our financial results are not necessarily meaningful and you should not rely on them as an indication for future performance.

      The following discussion of our critical accounting policies and our financial condition and operating results should be read in conjunction with our consolidated financial statements and related notes, prepared in accordance with U.S. GAAP for the years ended December 31, 2003, 2002 and 2001, and with any other selected financial data included elsewhere in this report.

OVERVIEW

GENERAL


      In recent years, we have been affected by the global economic changes, in particular the sharp decline in capital spending in the IT sector and the overall business slowdown in North America and Europe, as well as in Israel. Uncertainties in the North American and European markets have influenced the purchasing patterns of leading software developers who delayed their planned orders and caused developers to reduce the amount of their planned license commitments. These changes in purchasing patterns in the IT industry directly affect our operating results. Our revenues decreased from $49.2 million in 2000 to $38.4 million in 2001 and to $36.7 million in 2002. In 2003, as a result of a slight recovery of the market, and the impact of a strategic acquisition we completed, this trend changed, and our revenues increased to $54.3 million. As part of this change, our average backlog has increased from a range of between $10 million and $15 million in late 2002 to a range of between $20 million and $25 million at the end of 2003. This increase improves management's ability to engage in near-term planning. We typically fill current backlog within one year.

      In providing our solutions, we work closely with our customers or system integrators, and can therefore be impacted by holiday seasons of the customers and system integrators. As a result, we may sometimes experience a decline in our third quarter revenues due to the summer holiday season in Europe and Israel.

      In order to enhance our solutions and services portfolio, we have been pursuing a strategy of adding new technologies to our suite of automated modernization tools. We implement this strategy via internal development of new software tools and through acquisitions and investments. Accordingly, we devote significant resources to the development and marketing of new software modernization tools. In addition, we invest in businesses that develop software tools that are complementary to our existing portfolio and have a skilled and specialized workforce.

LIRAZ ACQUISITION

      In November 2002, we completed the acquisition of a majority of the outstanding share capital of Liraz, an Israeli company then publicly traded on the TASE. In March 2003, we completed the acquisition of all the remaining outstanding share capital of Liraz. Liraz's development environment, the AppBuilder, acts as a virtual application warehouse for large legacy mainframe installations. Most of BluePhoenix's tools are based on generic technologies that were initially developed to be used in the mainframe environment. By combining with Liraz, we intend to increase sales of our solutions by leveraging Liraz's well-developed marketing infrastructure and expertise in the mainframe environment. Liraz's customers are all veteran users of the AppBuilder. Our suite of Enterprise IT Modernization tools is appealing to them, since its main target market consists of legacy mainframe installations. As a result of our integration with Liraz, we have generated cross sales of our software modernization tools and solutions to Liraz's existing customers. During 2003, $824,000 of our total revenue was attributable to these cross sales. We have completed the integration of Liraz's management, personnel and sales and marketing activities within our business. We are still in the integration process and expect to complete it by the end of 2004. We believe that as a result of the integration of our business with that of Liraz, the combined company will be able to realize greater operating efficiencies and will benefit from a larger and more diversified marketing and support network. In addition, we anticipate that the combination of our respective technical personnel will enhance our product development capabilities. We currently offer a broad suite of enhanced enterprise IT modernization solutions, from legacy reuse to platform rehosting, which we believe will assist us in achieving our goal of being a market leader in the IT modernization market.

RESTRUCTURING

      In October 2002, when our board of directors approved the acquisition of Liraz, and we entered into the agreement with the selling shareholders, we began implementing our restructuring plan. This plan was aimed at aligning our cost structure with our then-current revenue stream, as well as building our combined positioning and recognition as a leader in enterprise IT modernization.

      Prior to the merger, each of the companies maintained a complete range of infrastructure that enabled it to operate as a public company in the global IT market. In late 2002, immediately following the acquisition of a majority of the outstanding share capital Liraz, we began our restructuring plan, which affected employees in all departments of both companies. During the first stage of this plan, all duplicative functions were eliminated in sales, finance and administration. The annual savings generated from the implementation of the initial stage of our restructuring plan was approximately $1.2 million, resulting from the dismissal of approximately 25 employees.

      During the second stage, which took place in the second half of 2003, we established our off-shore delivery centers in Romania and Cyprus. These off-shore centers allow us to reduce the prices paid by our customers for our solutions while at the same time improving our operating profit.

      After the off-shore remote delivery centers were ready to operate and our management learned to function under the revised structure, we dismissed an additional 20 employees, increasing our annual cost saving by an additional $1 million. In the United States, we converted the South-Bend, Indiana office into a low cost on-shore delivery center.

      In addition to the dismissals mentioned above, we consolidated office space, resulting in annual savings of approximately $370,000 of direct lease payments.

      Following a temporary increase in late 2003 of certain costs due to some remaining overlapping functions, we streamlined our operations through the complete integration of the assets, workforce and infrastructure of some of our other subsidiaries and affiliates. In addition, we disposed of less efficient product lines. Our restructuring activities have directly contributed to our operating profit, which grew from $344,000, or 1% of revenues, in 2002 to $1.9 million, or 4% of revenues, in 2003. Since the beginning of the integration process, the management analyzes the combined business as one business unit.

VISUAL MAINWIN

      Our revenues relating to the Visual MainWin product depend on the availability of Window's source code, which is provided by Microsoft under its agreement with Mainsoft. In order to diversify Mainsoft's product offering, we have begun the development of a new innovative product that converts applications developed on .NET to J2EE platform, without the need to rely on Microsoft's source code. The source code leak in February 2004 has caused customers of our old product, Visual MainWin, to delay or cancel pending purchase orders due to the uncertainty in regard to the future source code availability caused by the source code leak. We believe that the source code leak could cause a temporary decrease of approximately $3 million to $4 million in our annual sales. For a more detailed description of the source code leak and the licensing relationship with Microsoft, see "Item 3.D. Risk Factors--The ability of our subsidiary, Mainsoft, to continue to market the cross-platform products for the Unix environment (Visual Mainsoft for Unix) is dependent upon Mainsoft obtaining from Microsoft access to updated and additional source code."

CHALLENGES AND OPPORTUNITIES

      Our principal opportunity is to enhance our revenues by leveraging the marketing resources and skilled specialized workforce of Liraz to market the suite of tools and solutions that we offer. We also anticipate expanding our customer base by entering new markets, such as Australia, which we view as an introduction of our products into the greater Far East market. Another opportunity for us is to market newly developed products. The next generation of tools and solutions we are developing include software to bridge the .NET and J2EE platforms.

      We believe that we can realize this potential growth while improving our profitability. We expect to realize the benefits of our integrating the operation of Liraz and ourselves to reduce the overall cost structure. In addition, we anticipate increasing profitability by expanding our use of our off-shore delivery centers.

      The principal challenge we face is to accomplish our growth objectives while also enhancing profitability. In order to expand our revenue base, we will continue to invest in our sales and marketing operations. In addition, we will continue to devote substantial resources to research and development. There is no assurance that these investments will lead to revenue growth. If they do not lead to such growth, our profitability will be adversely affected.


CONSOLIDATION OF THE RESULTS OF OPERATIONS OF OUR SUBSIDIARIES

      Following is information regarding the consolidation of the results of operations of certain of our subsidiaries, for the periods indicated. We began to consolidate the results of operations of each of these subsidiaries when we acquired control in them.

                                                                              CESSATION OF CONSOLIDATION
NAME OF SUBSIDIARY                             BEGINNING CONSOLIDATION              (IF APPLICABLE)
- ------------------                             -----------------------              ---------------
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

BluePhoenix Solutions B.V.                   Fourth quarter of 2002

Alexandria Migration Technologies            First quarter of 2003
Ltd.

CePost Ltd.                                  First quarter of 2004

Outlook & BluePhoenix Ltd.                   First quarter of 2004

Intercomp Ltd.                               Second quarter of 2004

      ----------------------


      (1) We did not consolidate the results of operations of M.S.I. MultiConn in 2003, since the other shareholders undertook the daily management and control. Following the acquisition of the remaining shareholdings of M.S.I. MultiConn Solutions from the other shareholders, effective as of the first quarter of 2004, M.S.I. MultiConn's results are consolidated with ours.


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

CRITICAL ACCOUNTING POLICIES

      We prepare the consolidated financial statements of BluePhoenix in conformity with accounting principles generally accepted in the United States, referred to as U.S. GAAP. Accordingly, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

o Revenue recognition. Our revenue recognition policy is significant because our revenue is a key component of our results of operations. In addition, our revenue recognition determines the timing of certain expenses, such as commissions and royalties. We follow very specific and detailed guidelines in measuring revenue; however, certain judgments affect the application of our revenue policy. Revenue results are difficult to predict and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter and could result in future operating losses. Should changes in conditions cause management to determine that these guidelines are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected. (See note 1K to our financial statements).


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


            Under some of our agreements, the customer may have the right to receive unspecified upgrades on a when-and-if available basis. These upgrades are considered post-contract customer support, referred to as PCS, and the fair value allocated to this right, is recognized ratably over the term of the PCS.

            There are no rights of return, price protection or similar contingencies in our contracts. Accordingly, we do not establish a provision due to the lack of warranties claims in the past. Some of our contracts include client acceptance clauses. In determining whether revenue can be recognized, when an acceptance clause exists, we consider our history with similar arrangements, the customer's involvement in the progress, the existence of other service providers and the payments terms.

            Our revenue recognition policy does not permit any revenue recognition when the payment term exceeds 12 months or when there is an uncertainty related to the relationship with the customer.

            Deferred revenue includes unearned amounts received under maintenance contracts and amounts received from customers but not yet recognized as revenues. Payments for maintenance fees are generally made in advance and are non-refundable.

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

OUR REPORTING CURRENCY

      Most of our revenues and a substantial portion of our costs are denominated in United States dollars, or dollars. The dollar is the primary currency of the economic environment in which BluePhoenix operates. Thus the dollar is our functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars under the principles described in Financial Accounting Standards Board Statement No.
52. Assets and liabilities have been translated at period-end exchange rates. Results of operations have been translated at average exchange rates. The exchange gains and losses arising from these translations are included in the statements of income (loss).


      Following is a summary of the most relevant monetary indicators for the reported periods:

      FOR THE YEAR ENDED          INFLATION RATE IN ISRAEL       DEVALUATION OF NIS            DEVALUATION OF EURO
         DECEMBER 31,                                             AGAINST THE US$              AGAINST THE US$
                                             %                            %                            %
             2001                           1.4                          9.3                          5.2
             2002                           6.5                          7.3                        (15.7)
             2003                          (1.9)                        (7.6)                       (17.0)


A.    OPERATING RESULTS

      The following table presents the percentage relationships of certain items from our consolidated statement of operations, as a percentage of total revenues for the periods indicated:

                                                   2003        2002        2001
                                                  ------      ------      ------
                                                     %           %           %
STATEMENT OF OPERATIONS DATA
AS A PERCENTAGE OF REVENUES:
Revenues                                           100.0       100.0       100.0
Cost of revenues                                    44.4        41.5        46.1
                                                  ------      ------      ------
Gross profit                                        55.6        58.5        53.9
Software development costs                          15.0        20.1        23.1
Selling, general, and administrative expenses       37.0        36.1        51.5
                                                  ------      ------      ------
                                                     3.6         2.2       (20.7)
Goodwill impairment, restructuring costs, and
    non-recurring expenses                            --         1.3        11.6
                                                  ------      ------      ------
Operating income (loss)                              3.6         0.9       (32.3)
Financial income (expenses), net                     0.3        (0.5)       (0.1)
Gain on realization of shareholdings                 0.7         0.0         1.8
Other income (expenses), net                         1.0        (4.3)       (6.9)
                                                  ------      ------      ------
Income (loss) before taxes on income                 5.6        (3.9)      (37.5)
Income tax expense                                   0.3         0.4         0.3
                                                  ------      ------      ------
                                                     5.3        (4.3)      (37.8)
Minority interest                                   (0.3)       (1.9)        2.2
Equity in losses of affiliated companies, net       (1.6)       (3.6)       (3.4)
                                                  ------      ------      ------
Net income (loss)                                    3.4        (9.9)      (39.0)
                                                  ======      ======      ======

YEARS ENDED DECEMBER 31, 2003 AND 2002


      Revenues. Revenues increased 48% from $36.7 million in 2002 to $54.3 million in 2003. This increase is attributable to the inclusion of $30.0 million representing the integration of Liraz's and SDC's businesses. In addition, our revenues increased as a result of the initial recovery in the markets in which we operate, leading to increased IT spending, which in turn increased the volume of our services and products' sales. The price of our products and services have not changed significantly during the recent three years, and price fluctuations had no material impact on our revenues. During the second half of 2003, we had several cross-sales of our modernization solutions to veteran AppBuilder customers of Liraz.


      The table below presents the breakdown of our revenues based on the location of our customers for the periods indicated:

                                                  2003         2002         2001
                                                  ----         ----         ----

                                                    %            %            %
United States                                       34           57           56
Europe (Other then Denmark)                         36           21           22
Denmark                                             17            7           --
Israel                                               7           13           20
Other                                                6            2            2
                                                  ----         ----         ----
Total                                              100          100          100

      Sales by Liraz's European sales force contributed a material portion to our overall revenues. The increase in sales in Denmark is attributable to the impact of the SDC acquisition in the fourth quarter of 2002. We believe that the decline in our sales in the United States is temporary. This decline is mainly attributable to the slow recovery of the IT industry in North America, as well as the relatively low resources we initially allocated to this region in 2003. We have increased our resource allocation to North America for 2004 in anticipation of a more robust IT industry.

      Cost of revenues. Cost of revenues consists of salaries, travel costs relating to products and services rendered, amortization of capitalized software costs and consulting fees paid to independent contractors. Due to the overall growth in the volume of our activities, cost of revenues increased 58% from $15.2 million in 2002 to $24.1 million in 2003. Cost of revenues as a percentage of revenues increased to 44% in 2003 compared to 42% in 2002. The increase in cost of revenues was attributable to the integration of Liraz's and SDC's businesses, which contributed $12.9 million to our cost of revenues in 2003 and to the temporary overlapping functions caused by to the consolidation of Liraz's business. During 2003, we further implemented our restructuring plan that was aimed at aligning our cost structure with our revenue stream, while realizing the benefits of the local and offshore delivery centers. This restructuring plan partially offset the overall increase in cost of sales.


      Software development costs. Software development costs, gross, consist of salaries and consulting fees that are paid to professionals engaged in the development of new software tools and related methodologies. Software development costs, net, consist of software development costs, gross, less development grants and capitalized software costs. During 2003, our subsidiary, Mainsoft, accrued an aggregate of $570,000 in grants from the Office of the Chief Scientist, for the development of Visual MainWin(R) for J2EE.

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


      Financial income (expenses), net. Financial income increased in 2003 to $165,000 compared to financial expenses of $195,000 in 2002. In 2003, financial income consisted of currency rate differentials with respect to short-term deposits as a result of the devaluation of the dollar against the NIS and the devaluation of the dollar against the euro. Income derived from foreign currency translation adjustments in 2003 was $614,000. In addition, the reduction in the interest rate on short-term loans and the lower cash balance decreased our interest income to $109,000. The financial income in 2003 was partially offset by interest paid to banks on short-term loans in an aggregate amount of $663,000. In 2002, financial expenses consisted of currency rate differentials with respect to short-term deposits as a result of the devaluation of the NIS against the dollar. Expense derived from foreign currency translation adjustments in 2002 was $64,000. Our interest expenses net for 2002 were $155,000.

      Gain on realization of shareholdings. In 2003, we converted preferred shares of Level 8 into 900,035 common shares of Level 8 and sold them. The gain realized from the sale of these shares was $376,000. In 2002, we had no gain on realization of shareholdings.


      Other income (expenses), net. Other income, net in 2003 was $567,000 compared to other expenses, net of $1.6 million in 2002. Other income in 2003 consists primarily of the decrease in the bank guarantee that secured an overdraft of Level 8. This income was partially offset by the write-down of $350,000 related to loans that were previously made to an investee due to limited visibility of the repayment. Other expenses in 2002 consist primarily of a write-down of an investment.

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

YEARS ENDED DECEMBER 31, 2002 AND 2001


      Revenues. Revenues decreased 5% from $38.4 million in 2001 to $36.7 million in 2002. Based on the feedback we receive from our sale forces, as well as analyses of market trends performed by our marketing department, we believe that this decrease was primarily attributable to the slow-down in the global economy that caused customers to delay technology purchase orders. This decrease was partially offset by $8.8 million of revenues representing the consolidation of Liraz's results of operations in the fourth quarter of 2002. The acquisition of Liraz was aimed to increase our business volume and improve our operating results by leveraging Liraz's international sales force and presence.

      Cost of revenues. Cost of revenues decreased 14% from $17.7 million in 2001 to $15.2 million in 2002. Cost of revenues as a percentage of revenues decreased to 42% in 2002 compared to 46% in 2001. Cost of revenue includes $4.9 million representing the consolidation of Liraz's results of operations in the fourth quarter of 2002. This increase was offset by the implementation of our cost reduction plan in the fourth quarter of 2001 that was aimed at aligning our cost structure with our revenue stream. According to our cost reduction plan, we reduced our sale and managerial personnel, decreased wages and tightened our expense structure.


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

      Financial expenses, net. Financial expenses increased in 2002 to $195,000 from $62,000 in 2001. In 2002, financial expenses consisted of currency rate differentials with respect to short-term deposits as a result of the devaluation of the NIS against the dollar. The expense derived from foreign currency translation adjustments in 2002 was $64,000. Our interest expenses net for 2002 were $155,000. In 2001, the expense derived from foreign currency translation adjustments was $238,000. This expense was mainly attributed to the devaluation of the NIS against the dollar and the Euro against the dollar. This expense was partially offset by our interest income, net of $222,000.


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


      Gain on realization of shareholdings. In 2002, we had no gain on realization of shareholdings. In 2001, gain on realization of shareholdings was $693,000, attributable to a sale of our shareholdings in Polyglot Ltd.


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

B.    LIQUIDITY AND CAPITAL RESOURCES

HOW WE HAVE FINANCED OUR BUSINESS


      In 1997, we consummated two public offerings, and received net proceeds of $33.9 million after deducting underwriting discounts and commissions and offering expenses. In the first quarter of 2004, we completed a $5 million private placement of convertible debentures and warrants to four institutional investors. In addition, we have entered into credit facilities with Bank Discount Le'Israel Ltd., Bank Ha'poalim Ltd. and Bank Leumi Le'Israel Ltd., in the respective amounts of up to $4.3 million, $5.2 million and $2 million. The respective amounts outstanding under each of these credit facilities as of May 21, 2004 are $3.7 million, $4.3 million and $1.6 million. We may use these credit facilities from time to time for interim financing, in accordance with our cash requirements. These credit facilities provide for short-term loans, are in various currencies and bear various interest rates.


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


      As of December 31, 2003, we had short-term bank debt outstanding of $8.3 million, compared to $7.5 million as of December 31, 2002. In connection with the credit line extended to us by Bank Leumi Le'Israel Ltd., we are committed to certain covenants related to our operations, such as:

      o maintaining a minimum level of shareholders' equity of no less than 40% of our total assets and no less than $40 million;

      o maintaining a level of operating income before depreciation and amortization of no less than $1 million; and

      o maintaining the ratio of our bank liabilities to current assets, excluding other current assets that shall not exceed 55%.


      To date, we have met all such covenants.


      Liraz has a fixed charge in favor of a bank on certain of its assets, as well as a floating charge on its entire assets, securing Liraz's long-term credit facility of $4.7 million. This credit facility also covers a guarantee of $2 million in the aggregate that we extended to banks relating to the credit line of Level 8. In November 2003, we agreed to extend the term of the guarantee to November 2004. As consideration for the extension of the term of such guarantee, we were issued 300,000 Level 8 ordinary shares.

      In addition, we have guaranteed short-term bank loans of an affiliate. As of May 21, 2004, the aggregate amount of this guarantee was approximately $300,000.

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


      Typical modernization projects, which deploy our solutions, are long-term projects, and therefore, payment for these projects or a substantial portion of our fees may be delayed until the successful completion of specified milestones and customer acceptance for the completed work. During 2004 we mutually agreed with a customer, to terminate a contract. The contract was accounted for under the percentage of completion method. As a result we recorded a loss of $400,000 in the first quarter of 2004. The payment of our fees is dependent upon customer acceptance of the completed work, and our ability to collect the fees. Further, although the timing of receipt of our fees varies, we incur the majority of our expenses on a current basis. As a result, a delay in the collection of our fees could result in cash flow shortages.


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

      During 2002, we repurchased 104,465 of our ordinary shares for an aggregate of $200,000. During 2003, we did not repurchase any additional shares. As of May 21, 2004, we repurchased 1,870,565 of our ordinary shares under our buy-back programs, for an aggregate of approximately $14.7 million. Under these programs, we may purchase our shares from time to time, subject to market conditions and other relevant factors affecting us. Under the Companies Law, the repurchased shares are considered dormant shares. We may not resell these shares unless (i) they are registered for resale under an effective registration statement pursuant to the Securities Act of 1933, as amended, referred to as the Securities Act; or (ii) pursuant to an exemption from registration under the Securities Act. The first buy-back program adopted in May 1998, enables us to purchase our shares, through a subsidiary, utilizing up to $5.0 million. Under the second buy-back program adopted in September 1998, and amended in May 1999, we may purchase, through a subsidiary as a trustee, up to an additional 1,400,000 ordinary shares. Under the two plans we may acquire an additional 1,044,351 shares at the current stock price. The closing price of our ordinary shares as quoted on the NASDAQ National Market on May 21, 2004 was $5.27. Under the agreement we entered into in connection with the private placement in March 2004, we are restricted to use only up to $200,000 for the repurchase of our shares, as long as 20% or more of the debentures are outstanding.


      We believe that cash generated from operations together with existing sources of liquidity and cash flow, will be sufficient to meet our anticipated cash needs for at least the next 18 months.

CONTRACTUAL COMMITMENTS AND GUARANTEES


      Under our licensing agreement with Microsoft, Mainsoft is obliged to pay to Microsoft royalties based upon the licensing of the Visual MainWin(R) products, which include the software Mainsoft licenses from Microsoft. In December 2003, we entered into an independent contractor agreement with Microsoft. In accordance with this agreement, Microsoft agreed to offset the value of the services we performed under the independent contractor agreement from accrued royalties of up to $1,605,131. During the year ended December 31, 2003, we accrued royalties due to Microsoft of $2,782,000 and recognized credits (reductions to expense) related to waivers and to services performed of $2,466,000 $999,000, respectively. The excess credits over the royalties amount is related to previous year royalties. For more information about our licensing agreement with Microsoft, see "Item 10.C. Material Contracts--Licensing Agreement with Microsoft."


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


      In May 2004, we guaranteed short-term bank loans of MultiConn Technologies in favor of a bank. As of May 21, 2004, this guarantee amounted to approximately $300,000. The guarantee is outstanding until May 2005.

      During 2000, Liraz provided a bank guarantee to secure a loan of Level 8. Liraz recorded a provision of the maximum potential amount of future payment because the realization of the guarantee was reasonably foreseeable. The guarantee is outstanding until November 2004. As of December 31, 2003, this guarantee amounted approximately $2.0 million. In 2003, $541,000 was recorded as gain due to a repayment of the loan by Level 8, which resulted in a decrease of the guaranteed amount to the bank. Level 8 committed to utilize 10% of any capital funding to repay the loan and reduce the amount of the guarantee accordingly.


      In connection with the purchase of Outlook Systems Ltd.'s software development services activity, in 2004, we extended a guarantee to banks with respect to loans in an aggregate amount of $720,000 plus interest accrued, to be repaid by us by February 15, 2007. For more information, see "Item 4.B. Business Overview--Investments and Acquisitions--Outlook."


      In January 2001, we granted FIMI, a creditor of Intercomp, a put option to sell to us promissory notes issued by Intercomp in an aggregate principal amount of $3.5 million plus interest accrued since January 2001 at an annual rate of 5%, which could be paid, subject to FIMI's approval, in BluePhoenix ordinary shares. The total outstanding amount of principal and interest accrued as of December 31, 2003, and as of March 31, 2004 was $4.01 million and $4.06 million, respectively. The number of ordinary shares subject to the option will be calculated based on the average market price of the shares during the 14 trading days prior to the exercise of the option. In August 2003, the terms of FIMI's option were amended, allowing FIMI to exercise its option in three installments during June 2004, June 2005 and June 2006. At our option, we may pay FIMI the consideration in BluePhoenix ordinary shares. However, within 7 business days following our notice to FIMI of our election to pay the consideration in BluePhoenix ordinary shares, FIMI may notify us that it refuses to receive the shares and requires instead, a payment in cash. In such an event, we shall have to pay FIMI the corresponding cash amount, but shall be entitled to defer such payment until September 30, 2006. FIMI submitted a notice to exercise the June 2004 installment for cash, thus postponing the payment of the respective portion of the consideration to September 30, 2006. After accounting for this payment, there remains $2.33 million of the principal amount of the promissory notes plus interest accrued that may be paid, subject to FIMI'S approval as described above, in BluePhoenix ordinary shares. In addition, as part of the consideration, we are obliged to issue to FIMI warrants to purchase up to 336,000 of our ordinary shares exercisable until June 30, 2007, at an exercise price of $4.00 per share.

      In April 2004, a shareholder of Intercomp comprised of several funds acting through their general partner, Israel Infinity Venture Capital Partners Ltd., referred to as Infinity, granted us a call option to purchase its entire holdings in Intercomp, exercisable until April 1, 2006. If we do not exercise such option, Infinity will have a put option to cause us to purchase Infinity's entire holdings in Intercomp, exercisable during a period of six months commencing in April 2006. If either of the options is exercised, we shall be obliged to issue to Infinity, as consideration for Intercomp's shares, 100,000 BluePhoenix ordinary shares and an additional amount of shares to be calculated based on revenues generated from the sale of licenses to use Intercomp's products during a 3-year period commencing on April 1, 2003. The shares will be subject to a lock-up period until April 1, 2006. We may, at our option, pay to Infinity the cash equivalent of such shares which will be calculated according to the average closing price of BluePhoenix shares during the 20 trading days prior to the exercise of any of the options.

      In February 2003, the Israeli Income Tax Authorities issued to BluePhoenix an income tax assessment for the tax year ended December 31, 1997 in the amount of approximately $1.5 million. Following an appeal we filed on this assessment, we received a revised tax assessment for the tax years ended December 31, 1997 through 2001 of approximately $1.2 million. As agreed with the tax authorities, although the revised assessment is not yet final, we are required to pay a down payment of approximately $800,000 in 24 monthly installments until December 2005. Based on consultation with our tax counsel, we believe that while the outcome of any controversy cannot be predicted with complete certainty, the payment of $800,000 mentioned above constitutes the final settlement of this dispute with the Israeli income tax authorities. This tax expense is fully offset against previously existing tax reserves and will not have a material adverse effect on our financial statements as a whole.


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

F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

      The following table summarizes our contractual obligations and commitments as of December 31, 2003:

                                                     PAYMENT DUE BY PERIOD
                                                     ---------------------
                                                                                     MORE
                                                 LESS THAN 1    1-3        3-5      THAN 5
                                        TOTAL       YEAR       YEARS      YEARS      YEARS
                                        ------     ------     ------     ------     ------
                                                           $ in thousands
Long term debt obligations              12,138      1,964     10,174         --         --

Capital (finance) lease obligations      3,300      1,565      1,733          2         --

Operating lease obligations              1,050        656        391          3         --
                                        ------     ------     ------     ------     ------

TOTAL                                   16,488      4,185     12,298          5         --


      The above table does not include royalties that we may be required to pay to the OCS and which may reach, in the aggregate, $820,000, as of January 1, 2004 (see "Item 4.B. Business Overview--Research and Development."). We are unable to reasonably estimate the time and the amounts that we will eventually be required to pay to the OCS, if at all, since these amounts depend on our ability to sell products based on the OCS-funded technologies and the timing of such sales, if any. Our option agreement with Infinity which provides for put and call options was executed in April 2004, and therefore, is not included in this table.

      The long term debt obligations include our obligations towards FIMI pursuant to its put option to sell to us promissory notes issued by Intercomp in an aggregate principal amount of $3.5 million plus accrued interest. For additional information regarding the terms of FIMI put option and our option agreement with Infinity, see "Item 5.B. Liquidity and Capital
Resources--Contractual Commitments and Guarantees."

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

      The following table describes information about our executive officers and directors as of May 21, 2004.

NAME                        AGE                          POSITION
- ----                        ---                          --------

Gad Goldstein                45     Chairman of the Board

Aaron Crystal                60     Vice Chairman of the Board, President

Arie Kilman                  51     Chief Executive Officer, Director

Iris Yahal                   43     Chief Financial Officer, Director

Dan Goldstein                50     Director

Shai Beilis                  55     Director

Chanan Weiss                 57     Director

Michael Chill (1)            37     Director

Katriel Zimet (1)            76     Director

- ---------------

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

B.    COMPENSATION


      During the year ended December 31, 2003, we paid to our outside directors and executive officers aggregate remuneration of approximately $622,000. Under Israeli law, we are not required to disclose, and have not otherwise disclosed, the compensation of our senior management and directors on an individual basis. This amount includes amounts set aside or accrued to provide pension, social security or similar benefits but does not include amounts expended by us for automobiles made available to our officers and expenses (including business travel, professional and business association dues and expenses) reimbursed to officers.


      The aggregate remuneration set forth in the foregoing paragraph does not include amounts we paid to Formula under the terms of a management agreement, as consideration for management services rendered to us by certain directors designated by Formula. These directors currently include Gad Goldstein, Dan Goldstein and Shai Beilis. See "Item 7.B. Related Party Transactions."


      We maintain written employment agreements with Arie Kilman, Iris Yahal and Aaron Crystal. The employment agreements are not for a specific term and we may terminate any of them upon prior notice of between three and six months. If we terminate any of these employment agreements, we will have to pay the usual severance pay required under Israeli law for all employees. These agreements provide for annual base salaries and other benefits like vacation, sick leave, provision of automobiles, insurance contributions and non-compete and confidentiality agreements. The agreements also entitle Mr. Kilman and Ms. Yahal to bonuses based on achieving targets set by our board of directors. Under the terms of Mr. Crystal's employment agreement, upon our initial investment in an unaffiliated entity, Mr. Crystal has the right to co-invest, on the same terms as we invest, in an amount equal to 10% of our initial investment.

      Mr. Kilman, in his former position as Liraz's chairman of the board of directors was granted by Liraz in May 2002 a loan of approximately NIS 1.2 million (approximately $300,000), linked to the Israeli consumer price index, and bearing annual interest at a rate of 4%. Under the terms of the loan, the loan should be repaid to Liraz in four equal annual installments until 2006, but no later than termination of Mr. Kilman's employment. Mr. Kilman pledged in favor of Liraz 200,000 Liraz's shares he owned as a security for repayment of the loan. Following the share exchange transaction between us and Liraz's shareholders effective as of November 14, 2002, Mr. Kilman replaced the pledged shares with 119,760 BluePhoenix shares. The amount of BluePhoenix shares pledged by Mr. Kilman was based on the exchange ratio determined in the share exchange agreement, pursuant to which every 1.67 shares of Liraz were exchanged for one BluePhoenix ordinary share. Except for the replacement of the pledged shares, the terms of the loan were not amended in any way. As of May 21, 2004, Mr. Kilman repaid $150,000 of the principal amount of the loan plus linkage differentials and accrued interest. Accordingly, one half of the pledged shares were released from the pledge. To date, Mr. Kilman has complied with all loan payment obligations under the loan agreement. An amount of $160,000 (including linkage differentials and accrued interest) is still outstanding.

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


      Our board of directors has appointed a compensation committee, comprised of Messrs. Gad Goldstein, Shai Beilis and Arie Kilman. The compensation committee is responsible for making recommendations to the Board with respect to the granting of options to employees and setting the compensation of our executive officers.


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

AUDIT COMMITTEE

      The Companies Law requires public companies to appoint an audit committee, comprised of at least three directors, including all of the outside directors. The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee.

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


                                  2003             2002             2001
                                  ----             ----             ----
Technical Experts                  250              280              145
Research and Development           120              140               60
Sales and Marketing                 40               50               50
General and Administrative          75               70               45
                                    --               --               --
                                  ----             ----             ----
TOTAL                              485              540              300
                                  ====             ====             ====

In Israel                          175              230              200
Outside Israel                     311              310              100


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

E.    SHARE OWNERSHIP

      The following table presents information regarding the ownership of our ordinary shares by the persons listed in the table under "Directors and Senior Management," as of May 21, 2004. The percentage of outstanding ordinary shares is based on 13,522,139 ordinary shares outstanding as of May 21, 2004, (excluding 1,870,565 shares held by two of our wholly owned subsidiaries).

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

Shai Beilis(1)                            ___                       ___

Iris Yahal(1)                             ___                       ___

Katriel Zimet(1)                          ___                       ___

Michael Chill(1)                          ___                       ___

Chanan Weiss(1)                           ___                       ___

All directors and officers as          2,927,763                   21.0%                     387,111(4)
a group (10 persons) (4)

- ----------------


(1) Each of the directors and executive officers whose holdings are not separately specified in the above table beneficially owns less than one percent of our outstanding ordinary shares (including options held by each of these persons).

(2) Mr. Kilman was granted options to purchase ordinary shares under the following terms: (i) Options to purchase 375,000 ordinary shares exercisable at $2.25 per share and (ii) Options to purchase 200,000 ordinary shares exercisable at $4.00 per share. Of these grants, options to purchase 150,000 and 61,111 ordinary shares, respectively, are currently exercisable.

(3) Includes 294 shares that Anat Crystal, Mr. Crystal's spouse, beneficially owns.

(4) Includes options to purchase 387,111 ordinary shares currently exercisable at a price and during the terms indicated in the table below:

      NUMBER OF ORDINARY SHARES          EXERCISE         EXPIRATION
        UNDERLYING THE OPTIONS            PRICE

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

      If, during a period of 180 days after the date in which the registration statement with respect to the shares underlying the debentures, is declared effective, the volume weighted average price per BluePhoenix ordinary share equals or exceeds the market price per share of BluePhoenix's ordinary shares on March 30, 2004, the institutional investors may purchase from us additional debentures for an aggregate purchase price of up to $3 million and receive warrants on the same terms as the initial warrants, exercisable into such number of BluePhoenix ordinary shares equal to 50% of the ordinary shares into which the debentures are convertible.

      If, during such period mentioned above, the volume weighted average price per BluePhoenix ordinary share during any 10 consecutive trading days exceeds $12.825, we may require the institutional investors to purchase additional debentures for an aggregate purchase price of up to $3 million and warrants under the same terms as the initial warrants, exercisable into such number of BluePhoenix ordinary shares equal to 50% of the ordinary shares into which the debentures are convertible.


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

                                                 ORDINARY SHARES
NAME AND ADDRESS                                BENEFICIALLY OWNED
- ----------------                                ------------------

                                             NUMBER            PERCENT (1)
                                             ------            -----------

Formula Systems (1985) Ltd.               7,928,320               64.2% (2)
3 Hagalim Boulevard
Herzlia 46725, Israel

Aaron Crystal                             1,193,700 (3)           8.8%

Arie Kilman (4)                             802,925               5.8%

- -----------------

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

B.    RELATED PARTY TRANSACTIONS

      Management Agreement with Formula


      On January 1, 1996, we signed a letter agreement with Argotec Ltd., at that time our parent company wholly owned by Formula, pursuant to which Formula provides us with administrative and management support, including business and marketing consulting services and identification of strategic partners and investors. Pursuant to the letter agreement, we pay to Formula in return for its services, a management fee equal to 3% of our revenues, up to a maximum of $180,000 per year. The amount of management fee was negotiated between us and Argotec in 1996 when we initially entered into the management agreement, and was determined based on the estimated scope of services to be rendered. We pay the management fee to Formula in installments at the end of each quarter. For the year ended December 31, 2003, a management fee of $180,000 was payable to Formula under this agreement, representing 0.3% of our revenues in 2003. In addition, we reimburse Formula from time to time for expenses Formula incurred on our behalf.

      For more information regarding the positions that some of our directors hold in Formula and their holdings in Formula's shares, see "Item 6.A. Directors and Senior Management" and "Item 7.A. Major Shareholders."


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


      In October 2002, we granted certain registration rights to Formula, Mr. Arie Kilman and other shareholder of Liraz in the Share Exchange Agreement with those shareholders. Under this agreement, we agreed that, until October 12, 2005, at the request of the holders of at least 20% of the shares issued to Liraz shareholders under the share exchange agreement, and no more than once, we will, subject to certain limitations, file a registration statement under the Securities Act for an offering of their shares with respect to which registration is requested. In addition, if we otherwise propose to register our ordinary shares under the Securities Act, these holders may request that we register their shares as well, subject to certain limitations. We shall bear all expenses in connection with the registration, provided that all underwriting commissions shall be paid by the holders selling shares with respect to their shares sold.

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


      In July 2003, a former Liraz shareholder filed an application with the Tel Aviv, Jaffa District Court to approve a claim filed by him against us, as a class action. The claim relates to the acquisition of Liraz shares, which we completed in March 2003. The shareholder alleges that the share price we paid to Liraz's shareholders in the tender offer and in a subsequent mandatory purchase was lower than the fair price of Liraz shares. The maximum amount of the claim is approximately $5.8 million in the aggregate. Under Israeli law, the court's approval is required for the plaintiff to represent all of the shareholders of Liraz who sold their shareholdings to us pursuant to the tender offer and the mandatory acquisition. The plaintiff has applied for such approval in the lawsuit. A preliminary hearing is scheduled for October 2004. Based on our analysis of the statement of claim, we believe that the allegations against us in this proceed are without merit and we intend to vigorously defend the claim and contest the allegations made therein.


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

      Based on our management's evaluation of the performance of this project, we believe that the alleged claim of Sogeti as described in the application for the lien has no grounds and is without merit. If a claim is filed against us we intend to vigorously defend it.


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

ITEM 9. THE OFFER AND LISTING

A.    OFFER AND LISTING DETAILS

      The following table shows the high and low closing price for our ordinary shares on the NASDAQ National Market for the periods indicated.

CALENDAR PERIOD                                  CLOSING PRICE PER SHARE
- ---------------                                  -----------------------

                                               HIGH                LOW
                                               ----                ---
                                                        (IN $)

1999                                           18.69               6.56
2000                                           19.50               5.63
2001                                            8.69               2.05

2002                                            4.15               2.00
  First Quarter                                 4.15               3.50
  Second Quarter                                4.00               2.80
  Third Quarter                                 3.00               2.24
  Fourth Quarter                                2.38               2.00

2003                                            7.04               2.10
  First Quarter                                 2.41               2.10
  Second Quarter                                3.25               2.18
  Third Quarter                                 4.00               3.05
  Fourth Quarter                                7.04               3.75
    November                                    5.50               4.25
    December                                    7.04               5.20

2004

  First Quarter                                 7.49               4.63
    January                                     7.49               5.64
    February                                    7.08               5.51
    March                                       5.46               4.63
    April                                       5.46               5.03
    May (through May 21)                        5.39               4.98

      The following table shows the high and low closing price for our ordinary shares on the TASE for the periods indicated.

CALENDAR PERIOD                                 CLOSING PRICE PER SHARE
- ---------------                                 -----------------------

                                                HIGH               LOW
                                                ----               ---

                                                       (IN NIS)

2001(from January 21)                          35.70              10.50

2002                                           20.10               8.01
  First Quarter                                20.10              14.99
  Second Quarter                               19.00              19.00
  Third Quarter                                19.00               8.01
  Fourth Quarter                               12.00              12.00

CALENDAR PERIOD                                 CLOSING PRICE PER SHARE
- ---------------                                 -----------------------

                                                HIGH               LOW
                                                ----               ---

                                                       (IN NIS)

2003                                           29.20              11.49
  First Quarter                                12.00              11.49
  Second Quarter                               13.00              11.49
  Third Quarter                                16.50              13.00
  Fourth Quarter                               29.20              16.50
    November                                   24.41              19.04
    December                                   29.20              22.44

2004
  First Quarter                                33.80              22.50
    January                                    33.50              25.99
    February                                   33.80              27.04
    March                                      27.76              22.50
    April                                      26.59              23.00
    May (through May 23)                       25.49              25.00

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

C.    MATERIAL CONTRACTS


      We consider the agreements related to the $5 million private placement of convertible debentures and warrants completed in March 2004, the acquisition of Liraz's shares and our investments in Mainsoft Corporation, IntraComp Group Inc. and Intercomp Ltd. as material contracts. For a summary of the terms of these investments, see "Item 4.B. Business Overview--Investments and Acquisitions" and "Item 5.B. Liquidity and Capital Resources." In addition, the following agreements with Microsoft, Liraz's shareholders and SDC Udvikling are material to our business.


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

      In December 2003, we entered into an independent contractor agreement with Microsoft. In accordance with this agreement, Microsoft agreed to offset the value of the services we performed under the independent contractor agreement from accrued royalties of up to $1,605,131. During the year ended December 31, 2003, we accrued royalties due to Microsoft of $2,782,000, and recognized credits (reductions to expense) related to waivers and to services performed of $2,466,000 and $999,000, respectively. The excess credits over the royalties amount is related to previous year royalties.

      Our ability to develop, sell and market our Visual MainWin(R) products that use the licensed software is dependent upon the continued access to the licensed software and updated and additional source code. While we believe that our relationship with Microsoft will continue on terms acceptable to us, a change in or termination of the agreement could prevent us from developing and selling certain products and materially adversely affect our business, results of operations and financial condition.

      Acquisition of Liraz

      In November 2002, we purchased through a share exchange transaction, approximately 86% of the outstanding share capital of Liraz, then publicly traded on the TASE. As part of the share exchange transaction, we issued to Liraz's selling shareholders, including Formula, 3,478,624 of our ordinary shares, constituting an aggregate of 26% of our outstanding share capital. In two public tender offers that we published in December 2002 and March 2003, we purchased additional shares of Liraz representing 9% of the outstanding share capital of Liraz. In March 2003, pursuant to the provisions of the Israeli Companies Law, we purchased the remaining outstanding share capital of Liraz. The total aggregate amount of those cash purchases was $2.7 million. Following these transactions, we currently hold the entire outstanding share capital of Liraz.

      Services Agreement with SDC Udvikling

      In October 2002, we entered into a services agreement with an affiliated company of SDC, named SDC Udvikling A/S, for the provision of IT development services related to our tool, the AppBuilder. Under the agreement, this customer purchased from us services to be rendered beginning on the date of signing of the agreement through the end of 2004, as will be specified in purchase orders to be issued by the customer from time to time.


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

E.    TAXATION

ISRAELI TAXATION


      The following is information regarding Israeli tax laws to which U.S. and other non-Israeli shareholders may be subject. The information below does not apply to specified persons or cover specified situations. Therefore, you are advised to consult your own tax advisor as to particular tax consequences unique to you related to an investment in our ordinary shares including the effects of applicable Israeli or foreign or other tax laws and possible changes in the tax laws.


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

                                   P A R T II
                                   ==========

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

ITEM 16B. CODE OF ETHICS


      BluePhoenix has adopted a code of business conduct and ethics applicable to its executive officers, directors and all other employees. A copy of the code is available to every BluePhoenix employees, investors and others upon request to its general counsel. Any waiver of this code for executive officers or directors will be disclosed through the filing of a Form 6-K.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

      BluePhoenix paid the following fees for professional services rendered by Ziv Haft certified public accountants (Isr.) and other BDO member firm, for the years ended December 31, 2003:

                                           2003              2002
                                           ----              ----
                                            ($ in thousands)
                                      ------------------------------
Audit Fees                                   $284              $152
Audit-Related Fees                             28                27
Tax Fees                                       52                33
All Other Fees                                  -                 -
                                      ------------      ------------
TOTAL                                        $364              $212

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

ITEM 19. EXHIBITS

EXHIBIT NO.
- -----------

1.1 English translation of the Memorandum of Association as amended on July 23, 2003*

1.2         Articles of Association as amended on January 15, 2001**

4.1         Cooperation agreement dated August 10, 1999, between ForSoft Ltd.
            and the Registrant (English summary accompanied by Hebrew original) ***

4.2 Agreement dated June 12, 2003, among the Registrant, the owners of all of the issued and outstanding common stock of IntraComp Group Incorporated ****

4.3 Agreement dated January 11, 2001 among the Registrant, the Israel Mezzanine Fund L.P., The Israel Mezzanine Fund, The Jordan (Bermuda) Investment Company Ltd.* *

4.4 Amendment dated August 7, 2003 to agreement among the Registrant, the Israel Mezzanine Fund L.P., The Israel Mezzanine Fund and The Jordan (Bermuda) Investment Company Ltd. dated January 11, 2001

4.5 Share Purchase Agreement dated March 30, 2004, among the Registrant and four institutional investors in connection with a $5 million private placement*****

4.6 Registration Rights Agreement dated March 30, 2004, among the Registrant and four institutional investors in connection with a $5 million private placement*****

4.7 Share Exchange Agreement dated October 13, 2002 among the Registrant, Formula Systems (1985) and certain shareholders of Liraz Systems Ltd.****

EXHIBIT NO.
- -----------

4.8 The 1996 Share Option Plan--Part One, as amended on January 28, 1997, December 5, 1999, December 18, 2000, December 26, 2000 and August 6, 2003******

4.9         Agreement dated January 1, 1996 among the Registrant and Argotec
            Ltd.*******

4.10 Form of voting agreement dated September 30, 1996 between Argotec Ltd. and each of Dan Goldstein and Gad Goldstein*******

4.11        English translation of Loan Agreement between Liraz Systems Ltd.
            and Arie Kilman dated April 2000 as amended by the Addendum dated April 2002


4.12 Form of Indemnification Letter dated July 2003 between the Registrant and certain office holders

4.13 Summary of credit line Letter Agreement between the Registrant and Bank Leumi Le'Israel Ltd.

8           List of Subsidiaries******


10.1 Consent of Ziv Haft certified public accountants (Isr.) BDO member firm

12.1 Certification of the Chief Executive Officer pursuant to ss.302 of the Sarbanes-Oxley Act

12.2 Certification of the Chief Financial Officer pursuant to ss.302 of the Sarbanes-Oxley Act

13.1        Certification of the Chief Executive Officer pursuant to 18 U.S.C.
            ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act

13.2        Certification of the Chief Financial Officer pursuant to 18 U.S.C.
            ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act

- ---------------------


* Incorporated by reference to the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on December 24, 1996.

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

***** Incorporated by reference to the Registration Statement on Form F-3 filed with the Securities and Exchange Commission on June 1, 2004.

****** Incorporated by reference to the Registrant annual report on Form 20-F filed with the Securities and Exchange Commission on June 1, 2004.

******* Incorporated by reference to Amendment No.1 to the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on January 28, 1997.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                        BLUEPHOENIX SOLUTIONS LTD.
                                           (Registrant)



                                        By: /s/ Iris Yahal
                                            -----------------------
                                            Iris Yahal
                                            Chief Financial Officer

Date: November 9, 2004

EXHIBIT INDEX

EXHIBIT NO.
- -----------

1.1 English translation of the Memorandum of Association as amended on July 23, 2003*

1.2         Articles of Association as amended on January 15, 2001**

4.1         Cooperation agreement dated August 10, 1999, between ForSoft Ltd.
            and the Registrant (English summary accompanied by Hebrew original) ***

4.2 Agreement dated June 12, 2003, among the Registrant, the owners of all of the issued and outstanding common stock of IntraComp Group Incorporated ****

4.3 Agreement dated January 11, 2001 among the Registrant, the Israel Mezzanine Fund L.P., The Israel Mezzanine Fund, The Jordan (Bermuda) Investment Company Ltd.**

4.4 Amendment dated August 7, 2003 to agreement among the Registrant, the Israel Mezzanine Fund L.P., The Israel Mezzanine Fund and The Jordan (Bermuda) Investment Company Ltd. dated January 11, 2001

4.5 Share Purchase Agreement dated March 30, 2004, among the Registrant and four institutional investors in connection with a $5 million private placement*****

4.6 Registration Rights Agreement dated March 30, 2004, among the Registrant and four institutional investors in connection with a $5 million private placement*****

4.7 Share Exchange Agreement dated October 13, 2002 among the Registrant, Formula Systems (1985) and certain shareholders of Liraz Systems Ltd.****

4.8 The 1996 Share Option Plan--Part One, as amended on January 28, 1997, December 5, 1999, December 18, 2000, December 26, 2000 and August 6, 2003******

4.9         Agreement dated January 1, 1996 among the Registrant and Argotec
            Ltd.*******

4.10 Form of voting agreement dated September 30, 1996 between Argotec Ltd. and each of Dan Goldstein and Gad Goldstein*******

4.11        English translation of Loan Agreement between Liraz Systems Ltd.
            and Arie Kilman dated April 2000 as amended by the Addendum dated April 2002

EXHIBIT NO.
- -----------


4.12 Form of Indemnification Letter dated July 2003 between the Registrant and certain office holders

4.13 Summary of credit line Letter Agreement between the Registrant and Bank Leumi Le'Israel Ltd.

8           List of Subsidiaries******


10.1 Consent of Ziv Haft certified public accountants (Isr.) BDO member firm

12.1 Certification of the Chief Executive Officer pursuant to ss.302 of the Sarbanes-Oxley Act

12.2 Certification of the Chief Financial Officer pursuant to ss.302 of the Sarbanes-Oxley Act

13.1        Certification of the Chief Executive Officer pursuant to 18 U.S.C.
            ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act

13.2        Certification of the Chief Financial Officer pursuant to 18 U.S.C.
            ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act

- -------------------


* Incorporated by reference to the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on December 24, 1996.

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

***** Incorporated by reference to the Registration Statement on Form F-3 filed with the Securities and Exchange Commission on June 1, 2004.

****** Incorporated by reference to the Registrant annual report on Form 20-F filed with the Securities and Exchange Commission on June 1, 2004.

******* Incorporated by reference to Amendment No. 1 to the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on January 28, 1997.

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

As discussed more fully in Note 11, there were public reports in early 2004 that Microsoft source code was leaked to the Internet, with source traces coming from the Company's subsidiary. While the Company's subsidiary believes its relationship with Microsoft will continue on terms acceptable to the Company's subsidiary, a change in the relationship could materially adversely affect the Company's subsidiary's business, result of operations, and financial condition.

Tel-Aviv, Israel
May 27, 2004


                                        /s/ ZIV HAFT
                                        ----------------------------------------
                                        Ziv Haft
                                        Certified Public Accountants (Isr.)
                                        BDO Member Firm

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)
                           CONSOLIDATED BALANCE SHEETS

                                                                                           DECEMBER 31,
                                                                                     ----------------------
                                                                                       2003          2002
                                                                                     --------      --------
                                                                                         (IN THOUSANDS)
                                                                                     ----------------------
ASSETS

CURRENT ASSETS (NOTE 13):
    Cash and cash equivalents                                                        $ 11,105      $ 15,306
    Marketable securities                                                                 406           640
    Trade accounts receivable (Note 15A1)                                              12,617        10,811
    Other current assets (Note 15A2)                                                    1,899         2,924
                                                                                     --------      --------
              Total current assets                                                     26,027        29,681
                                                                                     --------      --------

INVESTMENTS IN AFFILIATES AND OTHER COMPANIES (NOTE 3)                                  3,794         3,475
                                                                                     --------      --------

FIXED ASSETS (NOTE 4, 15A3):
    Cost                                                                                8,920        11,173
    Less - accumulated depreciation                                                     6,121         7,601
                                                                                     --------      --------
                                                                                        2,799         3,572
                                                                                     --------      --------

GOODWILL (NOTE 5)                                                                      36,807        41,822
                                                                                     --------      --------

CAPITALIZED SOFTWARE DEVELOPMENT COSTS AND OTHER (NOTE 6)                              11,393         8,931
                                                                                     --------      --------

Total assets                                                                         $ 80,820      $ 87,481
                                                                                     ========      ========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES (NOTE 13):
    Short-term bank credit (Note 7)                                                  $  8,342      $  7,473
    Accounts payable and accruals:
       Trade                                                                            3,425         3,738
       Deferred revenue                                                                 3,034         3,094
       Other (Note 15A3)                                                               10,980        13,884
       Restructuring accrual                                                               --           182
                                                                                     --------      --------
              Total current liabilities                                                25,781        28,371
                                                                                     --------      --------

LONG-TERM LIABILITIES:
    Accrued severance pay, net (Note 8)                                                   915           931
    Provision for losses in formerly-consolidated subsidiary (Note 9)                   1,971         2,512
    Loans from banks (Note 10)                                                          2,065         2,652
                                                                                     --------      --------
              Total long-term liabilities                                               4,951         6,095
                                                                                     --------      --------

MINORITY INTEREST                                                                       4,690         6,294
                                                                                     --------      --------
COMMITMENTS AND CONTINGENCIES (NOTE 11)

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
                                                                                     ========      ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                     YEAR ENDED DECEMBER 31,
                                                               ------------------------------------
                                                                 2003          2002          2001
                                                               --------      --------      --------
                                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                               ------------------------------------
Revenues (Note 15D1)                                           $ 54,340      $ 36,668      $ 38,438
Cost of revenues                                                 24,115        15,220        17,722
                                                               --------      --------      --------
         Gross profit                                            30,225        21,448        20,716
Software development costs, net                                   8,138         7,387         8,868
Selling, general and administrative expenses                     20,140        13,245        19,794
Goodwill impairment, restructuring costs and non-recurring
   expenses (Note 15B1)                                              --           472         4,467
                                                               --------      --------      --------

         Operating income (loss)                                  1,947           344       (12,413)
Financial income (expenses), net (Note 15B3)                        165          (195)          (62)
Gain on realization of shareholdings (Note 15B4)                    376            --           693
Other income (expenses), net (Note 15B5)                            567        (1,581)       (2,649)
                                                               --------      --------      --------

         Income (loss) before taxes on income                     3,055        (1,432)      (14,431)
Income tax expense (Note 14)                                        152           160           115
                                                               --------      --------      --------

                                                                  2,903        (1,592)      (14,546)
Equity in losses of affiliated companies, net                      (898)       (1,336)       (1,304)
Minority interest                                                  (154)         (702)          863
                                                               --------      --------      --------

         Net income (loss)                                     $  1,851      $ (3,630)     $(14,987)
                                                               ========      ========      ========

EARNINGS (LOSS) PER SHARE (NOTE 15C):
         Basic                                                 $   0.14      $  (0.35)     $  (1.52)
                                                               ========      ========      ========

         Diluted                                               $   0.14      $  (0.35)     $  (1.52)
                                                               ========      ========      ========

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (NOTE 15C):
         Basic                                                   13,451        10,517         9,872
                                                               ========      ========      ========

         Diluted                                                 13,644        10,517         9,872
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

                                                                       SHARE CAPITAL
                                                              -----------------------------

                                                                                                             ACCUMULATED OTHER
                                                               NUMBER OF                         CAPITAL      COMPREHENSIVE
                                                                SHARES            AMOUNT         SURPLUS          INCOME
                                                              -----------      -----------     -----------      -----------
                                                                                  (IN THOUSANDS, EXCEPT SHARES)
                                                              ------------------------------------------------------------------

BALANCE AT JANUARY 1, 2001                                     10,009,100      $        23     $    40,632              --

CHANGES DURING 2001:
   Net loss                                                            --               --              --              --
   Exercise of employee share options                             181,850               --             499              --
   Purchase of treasury stock                                    (206,100)              --              --              --
                                                              -----------      -----------     -----------     -----------
BALANCE AT DECEMBER 31, 2001                                    9,984,850               23          41,131              --
CHANGES DURING 2002:
   Components of comprehensive income:
      Net loss                                                         --               --              --              --
      Currency translation adjustments                                 --               --              --           1,781

       Total comprehensive loss

   Repayment of loans granted against exercise of options              --               --              --              --
   Exercise of employee share options                              90,000               --             321              --
   Purchase of treasury stock                                    (104,465)              --              --              --
   Issuance of shares (Note 2E)                                 3,478,624                7          12,877              --
                                                              -----------      -----------     -----------     -----------
BALANCE AT DECEMBER 31, 2002                                   13,449,009               30          54,329           1,781
CHANGES DURING 2003:
   Components of comprehensive income:
      Net income                                                       --               --              --              --
      Currency translation adjustments                                 --               --              --          (3,257)

       Total comprehensive loss

   Exercise of employee share options                              35,267               --              83              --
                                                              -----------      -----------     -----------     -----------
BALANCE AT DECEMBER 31, 2003                                   13,484,276      $        30     $    54,412     $    (1,476)
                                                              ===========      ===========     ===========     ===========
                                                                                 LOANS           COST OF
                                                                                AGAINST       COMPANY SHARES
                                                               RETAINED       EXERCISE OF        HELD BY
                                                               EARNINGS         OPTIONS        SUBSIDIARIES        TOTAL
                                                             -----------      -----------      ------------     -----------
                                                                            (IN THOUSANDS, EXCEPT SHARES)
                                                            ---------------------------------------------------------------

BALANCE AT JANUARY 1, 2001                                   $    23,906               --      $   (13,152)     $    51,409

CHANGES DURING 2001:
   Net loss                                                      (14,987)              --               --          (14,987)
   Exercise of employee share options                                 --             (346)              --              153
   Purchase of treasury stock                                         --               --           (1,318)          (1,318)
                                                             -----------      -----------      -----------      -----------
BALANCE AT DECEMBER 31, 2001                                       8,919             (346)         (14,470)          35,257
CHANGES DURING 2002:
   Components of comprehensive income:
      Net loss                                                    (3,630)              --               --           (3,630)
      Currency translation adjustments                                --               --               --            1,781
                                                                                                                -----------
       Total comprehensive loss                                                                                      (1,849)
                                                                                                                -----------
   Repayment of loans granted against exercise of options             --              346               --              346
   Exercise of employee share options                                 --               --               --              321
   Purchase of treasury stock                                         --               --             (238)            (238)
   Issuance of shares (Note 2E)                                       --               --               --           12,884
                                                             -----------      -----------      -----------      -----------
BALANCE AT DECEMBER 31, 2002                                       5,289               --          (14,708)          46,721
CHANGES DURING 2003:
   Components of comprehensive income:
      Net income                                                   1,851               --               --            1,851
      Currency translation adjustments                                --               --               --           (3,257)
                                                                                                                -----------
       Total comprehensive loss                                                                                      (1,406)
                                                                                                                -----------
   Exercise of employee share options                                 --               --               --               83
                                                             -----------      -----------      -----------      -----------
BALANCE AT DECEMBER 31, 2003                                 $     7,140      $        --      $   (14,708)     $    45,398
                                                             ===========      ===========      ===========      ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                  YEAR ENDED DECEMBER 31,
                                                                            ------------------------------------
                                                                              2003          2002          2001
                                                                            --------      --------      --------
                                                                                       (IN THOUSANDS)
                                                                            ------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                                                        $  1,851      $ (3,630)     $(14,987)
   Adjustments to reconcile net income (loss) to net cash
      provided by operating activities:
   Minority interest in earnings (losses) of consolidated subsidiaries           154           702          (863)
   Equity in losses of affiliated companies, net                                 898         1,481         1,080
   Depreciation and amortization                                               3,910         2,774         6,029
   Increase (decrease) in accrued severance pay, net                              96          (214)         (116)
   Loss from sale of fixed assets                                                 31            37           149
   Gain on realization of shareholdings and expiration of options               (451)          (84)         (693)
   Write-down of loans to an investee                                            350            --         2,500
   Write-down of shareholdings in an investee                                    100         1,800            --
   Change in value of long term-loans and liabilities                            (92)          (92)           (4)
   Decrease of provision for losses in formerly consolidated subsidiary         (541)           --            --
   Deferred taxes                                                                513            50          (340)
   Changes in operating assets and liabilities:
      Decrease in marketable securities                                          234            60         4,500
      Decrease (increase) in trade receivables                                (2,022)        3,965         8,313
      Decrease  in other current assets                                          647         1,205         1,409
      Increase (decrease) in trade payables                                     (193)       (3,422)        1,341
      Decrease in other accounts payable                                      (3,027)       (1,830)       (1,203)
                                                                            --------      --------      --------

         Net cash provided by operating activities                             2,458         2,802         7,115
                                                                            --------      --------      --------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of fixed assets                                                     (867)         (823)         (878)
   Proceeds from sale of fixed assets                                            157           278           231
   Investment in and loans to affiliated and other companies                  (1,140)       (2,999)       (4,714)
   Repayment of loans to affiliated and other companies                           --            --           933
   Proceeds from sale of investments                                             376            --         1,960
   Capitalization of software development and other costs                     (3,159)       (2,442)       (3,203)
   Purchase of minority interest in subsidiaries                              (2,730)       (1,124)       (5,120)
   Investment in newly-consolidated subsidiaries (Appendix A)                     --         2,605            --
   Realization of investment in previously-consolidated subsidiaries
      (Appendix B)                                                              (152)           --            --
                                                                            --------      --------      --------

         Net cash used in investing activities                                (7,515)       (4,505)      (10,791)
                                                                            --------      --------      --------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Short-term bank credit, net                                                   495         5,165         1,257
   Repayment of long-term loans                                                   --            --           (28)
   Receipt of long-term loans                                                     --         1,375           287
   Issuance in a subsidiary to minority shareholders                             313            --           613
   Purchase of Company shares by subsidiaries                                     --          (238)       (1,318)
   Repayment of loans granted against exercise of options                         --           346            --
   Exercise of employee share options                                             83           321           153
                                                                            --------      --------      --------

         Net cash provided by (used in) financing activities                     891         6,969           964
                                                                            --------      --------      --------

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH                                  (35)          666            --
                                                                            --------      --------      --------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                          (4,201)        5,932        (2,712)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                15,306         9,374        12,086
                                                                            --------      --------      --------

         CASH AND CASH EQUIVALENTS AT END OF YEAR                           $ 11,105      $ 15,306      $  9,374
                                                                            ========      ========      ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                      YEAR ENDED DECEMBER 31,
                                                                -----------------------------------
                                                                  2003         2002          2001
                                                                --------     --------      --------
                                                                          (IN THOUSANDS)
                                                                -----------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

    Cash paid during the year for:
       Income taxes                                             $    415     $    258      $    380
       Interest                                                 $    537     $    321      $    216

APPENDIX A - INVESTMENT IN NEWLY-CONSOLIDATED SUBSIDIARIES:

                                                                       YEAR ENDED DECEMBER 31,
                                                                -----------------------------------
                                                                  2003         2002          2001
                                                                --------     --------      --------
                                                                          (IN THOUSANDS)

Working capital, other than cash                                      --     $ (4,551)           --
Investment in and loans to affiliated company                         --        4,156            --
Fixed assets                                                          --         (968)           --
Minority interest                                                     --        2,144            --
Goodwill                                                              --      (25,232)           --
Capitalized software development costs                                --       (3,763)           --
Non-current liabilities                                               --       17,935            --
The Company shares issued upon acquisition                            --       12,884            --
                                                                --------     --------      --------

      Net cash provided by (used in) acquisition                      --     $  2,605            --
                                                                ========     ========      ========

APPENDIX B - REALIZATION OF PREVIOUSLY-CONSOLIDATED SUBSIDIARIES:

                                                       YEAR ENDED DECEMBER 31,
                                                  --------------------------------
                                                   2003         2002        2001
                                                  -------      -------     -------
                                                           (IN THOUSANDS)
                                                  --------------------------------
Working capital, other than cash                  $   226           --          --
Investment in and loans to affiliated company      (2,613)          --          --
Fixed assets other                                    145           --          --
Other assets                                           49
Minority interest                                      21           --          --
Goodwill                                            2,132           --          --
Severance pay                                        (112)          --          --
                                                  -------      -------     -------

      Total                                       $  (152)          --          --
                                                  -------      -------     -------

APPENDIX C - NON CASH ACTIVITIES:

                                                       YEAR ENDED DECEMBER 31,
                                                  --------------------------------
                                                   2003         2002        2001
                                                  -------      -------     -------
                                                           (IN THOUSANDS)
                                                  --------------------------------
Purchase of technology from affiliate offset
   against the outstanding loan that was
   given to the affiliate                          $  1,917         --          --

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

A.    GENERAL:

      The significant accounting policies, applied on a consistent basis, are as follows:

      1.    The Company:


            a) BluePhoenix Solutions Ltd. (formerly: Crystal Systems Solutions Ltd.) ("BluePhoenix") (together with its subsidiaries "the Company") is an Israeli corporation, which operates in one business segment - enterprise IT modernization solutions. The Company develops and markets software tools and provides consulting services for efficient modernization of legacy systems and cross-platform migration. The Company manages its business in various international markets through several entities, including its wholly-owned subsidiaries located in: USA, UK, Denmark, Germany, Italy, Netherlands, Cyprus, Romania and Israel. The Company also holds four affiliated companies ("affiliates"). The Company and its affiliates operate in one reportable operating segment. Listed below are details relating to BluePhoenix's major subsidiaries and affiliates:


                                                                                                                STATE OF
                                                                              SHAREHOLDING PERCENTAGE         INCORPORATION
                                                                          --------------------------------- ------------------
                 NAME                                                          2003             2002
                 ----                                                     ---------------- ----------------
                                                                                          %
                                                                          ---------------------------------
                 SUBSIDIARIES:
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

            b) In July 2003 the name of the Company was changed from "Crystal Systems Solutions Ltd." to "BluePhoenix Solutions Ltd.".

      2.    Principal Shareholder:

      Formula Systems (1985) Ltd. ("Formula"), owns 58.5% of the Company's shares as of December 31, 2003.

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.):

A.    GENERAL (CONT.):

      3.    Accounting Principles:

            The consolidated financial statements are prepared in accordance with accounting principles generally accepted ("GAAP") in the United States.

      4.    Functional Currency:

            The currency of the primary economic environment in which the operations of the Company and most of its subsidiaries are conducted is the U.S. dollar ("dollar"). Most of the Company's sales are made outside of Israel (see Note 15B1 for export sales by geographic areas) and are denominated in dollars. In addition, a substantial portion of the Company's costs are incurred in dollars. Thus, the functional and reporting currency of the Company is considered to be the dollar. During the first quarter of 2003 some of the subsidiaries changed their functional currency from Euro to U.S. dollar which caused a reduction in the goodwill amount of approximately $3 million.

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


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.):

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

D.    PROVISION FOR DOUBTFUL ACCOUNTS:

      The provision for doubtful accounts was computed on the basis of specific receivables the collection of which, in the opinion of Company's management, is in doubt.


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

F.    FIXED ASSETS:

      Fixed assets are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over their estimated useful lives. Annual rates of depreciation are as follows:

                                                                   %
                                                          -------------------
      Computers and computer equipment                    20 - 33 (mainly 33)
      Office furniture and equipment                       6 - 15 (mainly 7)
      Leasehold improvements                                       10
      Motor vehicles                                               15

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.):

G.    IMPAIRMENT OF LONG-LIVED ASSETS:

      The Company's long-lived assets are reviewed for impairment in accordance with SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value.


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


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.):


H.    GOODWILL (CONT.):

      The following table presents the impact of SFAS 142 on net income (loss) and net income (loss) per share had the accounting standard been in effect for 2001 (in thousands, except per-share amounts):

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                                ------------
                                                                    2001
                                                                ------------
                                                               (IN THOUSANDS)
                                                                ------------

     Net loss as reported                                        $(14,987)
     Amortization of goodwill                                       1,896
                                                                 --------

              Net loss adjusted                                  $(13,091)
                                                                 ========

     Basic net loss per share as reported                           (1.52)
                                                                 ========

     Basic net loss per share adjusted                              (1.33)
                                                                 ========

     Diluted net loss per share as reported                         (1.52)
                                                                 ========

     Diluted net loss per share adjusted                            (1.33)
                                                                 ========

I.    SOFTWARE DEVELOPMENT COSTS:


      Development costs of software, that is intended for sale, and which were incurred after the establishment of technological feasibility of the relevant product, are capitalized. Technological feasibility is determined when detailed program design is completed and verified in accordance with the provisions of SFAS No. 86 of the FASB.


      Software development costs incurred before technological feasibility is established are charged to the statement of operations as incurred.

      Amortization of capitalized software development costs begins when the product is available for general release to customers. Annual amortization is computed by the straight-line method, over the remaining useful life of the product, or based on the ratio of current gross revenues to current and anticipated future gross revenues, whichever is higher. Currently, amortization is computed by the straight-line method over a period of 3 years. During the year ended December 31, 2003, a consolidated subsidiary capitalized software development costs aggregating $3.2 million (2002 - $2.4 million, 2001 - $3.1 million) and amortized capitalized software development costs aggregating $2.7 million (2002 - $1.5 million, 2001 -$1.2 million).

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

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.):

J.    EMPLOYEE SHARE OPTIONS:

      At December 31, 2003, the Company has one stock-based employee compensation plan, which is described more fully in Note 12B. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. No stock-based employee compensation cost is charged to income, as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 of the FASB, "Accounting for Stock-Based Compensation", to stock-based employee compensation.


                                                                                  YEAR ENDED DECEMBER 31,
                                                                        -----------------------------------------
                                                                           2003           2002            2001
                                                                        ----------     ----------      ----------
                                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                                        ----------     ----------      ----------
Net income (loss) as reported                                           $    1,851     $   (3,630)     $  (14,987)
Deduct:  Total stock-based employee compensation expense determined under fair value based method for all awards, net of related
    tax effects                                                               (473)          (681)           (836)
                                                                        ----------     ----------      ----------

         Pro forma net income (loss)                                    $    1,378     $   (4,311)     $  (15,823)
                                                                        ==========     ==========      ==========

Earnings per share:
         Basic - as reported                                            $     0.14     $    (0.35)     $    (1.52)
                                                                        ==========     ==========      ==========
         Basic -pro forma                                               $     0.10     $    (0.41)     $    (1.60)
                                                                        ==========     ==========      ==========

         Diluted -as reported                                           $     0.14     $    (0.35)     $    (1.52)
                                                                        ==========     ==========      ==========
         Diluted -pro forma                                             $     0.10     $    (0.41)     $    (1.60)
                                                                        ==========     ==========      ==========

K.    REVENUE RECOGNITION:

      Revenues derived from direct software license agreements are recognized in accordance with Statement of Position (SOP) 97-2 "Software Revenue Recognition" (as amended by SOP 98-4 and SOP 98-9), upon delivery of the software, when collection is probable, the license fee is otherwise fixed or determinable and persuasive evidence of an arrangement exists.

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.):

K.    REVENUE RECOGNITION (CONT.):

      The arrangements, which include multiple elements, are usually arrangements where the Company sells software products and Post Contract Support (PCS). In addition there are certain arrangements where the Company sells software and consulting services. Consulting service fees are based on time invested. For these multiple elements, SOP 97-2 requires that the fair value of each component in a multiple element arrangement will be determined based on the vendor's specific objective evidence
      (VSOE) for that element, and revenue is allocated to each component based on its fair value. SOP 98-9 requires that revenue be recognized under the "residual method" when VSOE does not exist for all the delivered elements, VSOE of fair value exists for all undelivered elements, and all other SOP 97-2 criteria are met. Under the residual method, any discount in the arrangement is allocated to the delivered elements. The specific objective evidence for the PCS is established by the price charged on separate PCS renewal contracts. The VSOE for the consulting services is established by the price charged on other time based consulting service contracts where no sale of other elements is involved, considering the territory where the service is performed, the size of the customer, the quantity of the purchased services, the professional expertise of the consultants, etc. The revenue associated with the delivered elements is recognized using the residual method discussed above.

      The Company recognizes revenues from consulting fees with respect to projects billed on a time and material basis, based on the number of hours performed.

      In some of the agreements with the Company's customers, the customers have the right to receive unspecified upgrades on an if-and-when available basis (the Company does not provide specific upgrades). These upgrades are considered post-contract support (PCS).

      Revenue allocated to the PCS is recognized ratably over the term of the PCS.


      When a project involves significant production, modification or customization, of software, and for other fixed fee contracts, revenue is generally recognized according to the percentage of completion method, in accordance with the provisions of SOP 81-1 "Accounting for Performance of Construction-Type Contracts". Under this method, estimated revenue is generally accrued based on costs incurred to date, as a percentage of total updated estimated costs.


      The Company recognizes contract losses, if any, in the period in which they first become evident. Some of the Company's contracts include client acceptance clauses. In these contracts, the Company follows the guidance of TPA 5100.67 and SAB 104. In determining whether revenue can be recognized, when an acceptance clause exists, the Company considers its history with similar arrangements, the customer's involvement in the progress, and the existence of other service providers and the payments terms.

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.):

K.    REVENUE RECOGNITION (CONT.):

      There are no rights of return, price protection or similar contingencies in the Company's contracts.

      Deferred revenue includes unearned amounts received under maintenance contracts and amounts received from customers but not yet recognized as revenues. Payments for maintenance fees are generally made in advance and are non-refundable.

      At December 31, 2003 approximately $2,846 thousand (December 31, 2002-$2,414 thousand) of the accounts receivable balance was unbilled due to the customers payment terms. The Company believes the amount will be collected in one year in accordance with the contract terms.


      Management believes that the Company's revenue recognition policies are in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 101 and SAB 104, "Revenue Recognition in Financial Statements".

L.    ADVERTISING COSTS:

      The Company expenses advertising costs as incurred.

M.    GAIN ON REALIZATION OF SHAREHOLDINGS:


      Gain on realization of shareholdings includes the results of realization of the Company's shareholdings in investees arising either from the sale of such shareholdings or from issuance of stock by the investees to third parties, which is recognized in accordance with the provisions of Staff Accounting Bulletin (SAB) No. 51 of the Securities and Exchange Commission. The Company charges such results to the statement of operations, provided that the conditions stipulated in SAB 51 for such recognition have been met.


N.    DEFERRED INCOME TAXES:

      The Company applies the provisions of SFAS 109 "Accounting for Income Taxes" of the FASB, see also Note 14E.

O.    EARNINGS (LOSS) PER SHARE:

      Earnings (loss) per share ("EPS") were computed in accordance with the provisions of SFAS No. 128 of the FASB ("SFAS 128"). SFAS 128 requires the presentation of both basic and diluted EPS. Basic net earnings (loss) per share is computed based on the weighted average number of common shares outstanding during each year. Diluted earnings (loss) per share is computed based on the weighted average number of common shares outstanding during each year, plus dilutive potential common shares considered outstanding during the year.

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.):

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


            With respect to trade receivables, the risk is limited due to the nature and size of the entities which constitute the Company's customer base. The Company assesses the financial position of its customers prior to the engagement with them, and has not encountered material credit difficulties there with.


      B.    FAIR VALUE OF FINANCIAL INSTRUMENTS:

            The financial instruments of the Company consist mainly of cash and cash equivalents, short term investments, current receivables, long term loans and other investments, credit from banks, accounts payable and long term liabilities to banks.

            In view of their nature, the fair value of the financial instruments included in the Company's working capital is usually identical or close to their carrying value. The carrying value of equity-method investees approximates their fair value.

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

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.):

S.    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:


      The Financial Accounting Standards Board (FASB) issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities", in January 2003 and amended the Interpretation in December 2003. FIN 46 requires an investor with a majority of the variable interests (primary beneficiary) in a variable interest entity (VIE) to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A VIE is an entity in which the voting equity investors do not have a controlling financial interest, or the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from the other parties. Development-stage entities that have sufficient equity invested to finance the activities they are currently engaged in and entities that are businesses, as defined in the Interpretation, are not considered VIE's. The provisions of FIN 46 were effective immediately for all arrangements entered into with new VIE's created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period ending after March 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2003, the Company does not expect the adoption of FIN 46 to have a material impact on its consolidated financial statements.


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


      In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" ("Issue 00-21"). Issue 00-21 provides guidance for determining the unit(s) of accounting in arrangements that include multiple products, services, and/or rights to use assets. Issue 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. To the extent arrangements contain multiple deliverables, the Company performs an analysis of the nature of the

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.):

S.    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (CONT.):


      deliverables to determine to what extent the deliverables of the arrangement are governed by any higher level literature (as defined in EITF 00-21). EITF 00-21 recognizes arrangements that qualify for treatment under SOP 97-2 and certain arrangements that qualify for contract accounting (i.e., SOP 81-1) as falling under the definition of "higher level literature. "For 2003, all of the Company's contracts with multiple deliverables have fallen under higher level accounting literature".

      Although the Company has not been impacted in the current year by the adoption of EITF 00-21, it is possible that EITF 00-21 may affect future periods given the additional revenue streams the Company has initiated (i.e., business process outsourcing), as well as the acquisition activities of the Company.


NOTE 2 - CERTAIN TRANSACTIONS:

A.    MAINSOFT:


      Mainsoft's product enables independent software vendors (ISVs) to solve their cross-platform development challenges. Since 1999 the Company has acquired 57.5% of the outstanding share capital of Mainsoft in a series of transactions, for aggregate consideration of approximately $17.2 million. This holding includes the exercise of warrants in May 2003 pursuant to which the Company purchased 630,000 shares of Mainsoft for an aggregate of $378 thousand. Following the exercise, all remaining warrants expired in May 2003 (see also note 11A).


B.    INTRACOMP:


      IntraComp Group Inc. ("IntraComp") provides migration and conversion services for large scale systems and back-end integration services. During 2000, the Company acquired a 53% controlling interest in IntraComp for aggregate consideration of $3.4 million. IntraComp's results of operations were consolidated in the Company's financial statements beginning with the second quarter of 2000. In addition during 2000 through 2003, the Company lent to IntraComp an aggregate amount of $2.2 million (as of December 31, 2003).

      Under the loan agreement, IntraComp is required to repay the loan by April 2006 or when the current ratio of IntraComp exceeds 1.25, whichever is earlier.

      During the second quarter of 2003, the Company purchased the remaining outstanding share capital of IntraComp from the other shareholders of IntraComp. As a result, the Company currently wholly owns IntraComp. Under the agreement with IntraComp's selling shareholders, the consideration shall be calculated based on IntraComp's cumulative earnings before interest and taxes, referred to as EBIT, during the three-year period commencing on January 1, 2003, as follows:

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)


NOTE 2 - CERTAIN TRANSACTIONS (CONT.):

B.    INTRACOMP (CONT.):

      - If the EBIT exceeds $3 million but is less than or equal to $4 million, the consideration shall be equal to the sum of $900 thousands plus 40% of the difference between the EBIT and $3 million;

      - If the EBIT exceeds $4 million but is less than or equal to $5 million, the consideration shall be equal to the sum of $1.3 million plus 50% of the difference between the EBIT and $4 million;

      - If the EBIT exceeds $5 million but is less than or equal to $6 million, the consideration shall be equal to the sum of $2.5 million plus 60% of the difference between the EBIT and $5 million;

      - If the EBIT exceeds $6 million, the consideration shall be equal to the sum of $3.6 million plus 60% of the difference between the EBIT and $6 million;

      Goodwill arising upon acquisition was $ 191 thousand.

      Under the agreement with the selling shareholders, an advance payment on account of the contingent consideration may be due in August 2004, based on the interim EBIT at that time. The Company's current estimation, based on the calculated interim EBIT, is that there will be no payment due in August 2004.

      The balance is due in February 2006, based on a final report of IntraComp's earnings.

      The purchase of the remaining shares of IntraComp Group was accounted for under SFAS 141. The contingent consideration will be accounted as an additional cost of the acquired entity.


      Following the purchase of the entire interest in IntraComp, the Company integrated IntraComp's business completely into its business.

C.    SCH:


      Since 2001, the Company wholly owns SCH- Software Conversion House Ltd., a developer and marketer of software conversion tools and services for midrange environments. SCH's results of operations were initially consolidated in the Company's 1998 financial statements. Following the purchase of the entire interest in SCH, the Company assimilated SCH's business lines into its business, integrating SCH's entire activity with its own.

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)

NOTE 2 - CERTAIN TRANSACTIONS (CONT.):

D.    ALEXANDRIA:


      During 1999, the Company purchased 19% of the outstanding share capital of Alexandria Migration Technologies Ltd., which develops DBMSMigrator (formerly known as C-MIDAS). In consideration therefore, the Company undertook to extend to Alexandria loans in an aggregate amount of $4.2 million, which were extended to Alexandria from time to time during 1999, 2000 and 2001. In 2001, the Company wrote off $2.5 million of these loans, due to the uncertainty of repayment of the loans. The purpose of the loans was for working capital. As of December 31, 2003, the Company lent to Alexandria an aggregate of approximately $3.9 million. In September 2002, the Company entered into an agreement to purchase from the other shareholder of Alexandria his entire shareholdings in Alexandria, constituting 81% of Alexandria's outstanding share capital, for an aggregate amount of $585 thousands, which was paid in April 2003. As a result, the Company currently wholly owns Alexandria and its entire activity was integrated within the Company's business.


E.    LIRAZ:

      In November 2002, the Company purchased, through a share exchange transaction, approximately 86% of the outstanding share capital of Liraz Systems Ltd., or Liraz, an international software and services company then publicly traded on the Tel Aviv Stock Exchange ("TASE"). Liraz, through a wholly-owned subsidiary, develops and markets the AppBuilder, a software product used for the development of sophisticated and robust applications needed by large enterprises.

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


      The market value of the total consideration paid in this acquisition was $8.8 million. The purchase agreement with the Liraz shareholders provided for a fixed exchange ratio between Liraz shares and the Company shares. The exchange ratio was based on the average ratio of the Company's share price to Liraz's share price in the three months, prior to the signing of the agreement between the parties, in October 2002.

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)


NOTE 2 - CERTAIN TRANSACTIONS (CONT.):

E.    LIRAZ:

      Based upon a valuation of tangible and intangible assets acquired, the Company has allocated the total cost of the acquisition to Liraz's assets and liabilities as follows:


                                                           SEPTEMBER 30, 2002
                                                             (IN THOUSANDS)

                                                                -------
Cash and cash equivalents                                       $ 3,436
Marketable securities                                               126
Trade receivables                                                 3,448
Other accounts receivable                                           928
Other long-term tangible assets                                     317
Fixed assets                                                        782
                                                                -------

   Total tangible assets acquired                                 9,037
Goodwill                                                         22,300
                                                                -------

   Total tangible and intangible assets acquired                 31,337

Accounts payable                                                  1,708
Other accounts payable                                           10,112
Accrued severance pay                                               375
Long-term bank loan                                               1,000
Provision for losses in formerly-consolidated subsidiary          2,600
Minority interest                                                 2,658
                                                                -------

Total liabilities                                                18,453
Contribution of capital due to a common control transaction       4,041
                                                                -------

   Net assets acquired                                          $ 8,843
                                                                =======

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)

NOTE 2 - CERTAIN TRANSACTIONS (CONT.):

E.    LIRAZ (CONT.):


      Liraz's results of operations have been consolidated in the Company's financial statements since October 1, 2002. Goodwill arising upon acquisition amounted to $22.3 million.


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


      In two public tender offers published by the Company in December 2002 and March 2003, the Company purchased additional shares of Liraz representing 9.0% of the outstanding share capital of Liraz.

      In March 2003, pursuant to the provisions of the Israeli Companies Law, the Company purchased the remaining outstanding share capital of Liraz. The total aggregate amount of those purchases was $2.7 million. Following these transactions, the Company currently holds the entire outstanding share capital of Liraz. The total carrying amount of the investment in Liraz following these transactions was $15.6 million. During 2003, the Company assimilated and integrated Liraz" infrastructure, management personnel and sales and marketing activities within the Company's business.

F.    ALPHATECH:

      In December 2002, the Company purchased a 65% controlling interest in Alphatech (2000) Srl. ("Alphatech") from Intercomp for aggregate consideration of $100 thousand. Alphatech, a company incorporated in Romania, provides software development services.

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)

NOTE 2 - CERTAIN TRANSACTIONS (CONT.):

G.    PURCHASE OF SDC'S ACTIVITY:


      In October 2002, Liraz, through a wholly owned subsidiary, acquired from SDC FinansSystems A/S referred to as "SDC", a company incorporated in Denmark, its IT development services activities relating to customers in the banking sector in Denmark. Pursuant to the purchase agreement, the Company hired 100 employees of SDC, of which 30 employees were dismissed during the first quarter of 2003. The seller agreed to reimburse the Company for any costs associated with such dismissal. Pursuant to the purchase agreement, the Company assumed all the obligations in respect of the purchased activity and paid an aggregate amount of $800 thousand for the purchased goodwill and activities. The purchase price was determined in October 2002, based on the estimated fair value of the assets received. The purchase was recorded as a business combination.

      The Company acquired SDC for the purpose of complementing its array of services.

      Following are the amounts assigned to major components of SDC's balance sheet as of the date of purchase (in thousands):

      Current assets             $1,097
      Other assets                 $131
      Current liabilities       $(1,228)

      Goodwill arising upon acquisition was $800 thousand.

      In addition, the Company entered into an agreement with two of the seller's shareholders, pursuant to which the shareholders are purchasing IT development services from the Company.


H.    CEPOST:


      In January 2004, the Company purchased the entire outstanding share capital of CePost Ltd., an Israeli company that develops and markets software solutions for electronic document mining, management and presentment. Pursuant to the purchase agreement, the Company paid $172,500 to the shareholders of CePost and issued to them 31,500 of the Company's ordinary shares, valued at the fair value of $200 thousands. In addition, the Company undertook to pay to the sellers royalties from CePost's revenues in an amount ranging between $120 thousand and $1.5 million. At its option, the Company may pay the royalties in the form of the Company's ordinary shares.

      The Company accounted for the contingent purchase consideration at the minimum level of $120 thousand, in accordance with SFAS 141and will be accounted as an additional cost of the acquired entity.

      The purchase price will be allocated to the assets acquired and the liabilities assumed.

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)


NOTE 2 - CERTAIN TRANSACTIONS (CONT.):

H.    CEPOST (CONT.):

      The fair value assigned to CePost technologies was $553 thousand and is being amortized over 5 years.

      Based upon a valuation of tangible and intangible assets acquired, the Company has allocated the total acquisition cost to CePost's assets and liabilities as follows:


                                                          DECEMBER 31, 2003
                                                          -----------------
                                                            (IN THOUSANDS)
                                                          -----------------

     Current assets                                             $ 118
     Current liabilities                                         (168)
     Fixed assets                                                  25
     Technology                                                   553
     Other liabilities                                            (36)
                                                                -----

        Net assets acquired                                     $ 492
                                                                =====


I.    OUTLOOK:

      Effective as of January 2004, the Company, through a new wholly-owned subsidiary, Outlook & BluePhoenix Ltd., acquired from an Israeli company, Outlook Systems Ltd., Outlook System's entire business activities in the field of software development services. Pursuant to the purchase agreement, the Company hired 31 employees previously employed by Outlook Systems and assumed all the obligations in respect of the purchased activity. These obligations include the extension of a guarantee to banks with respect to loans in an aggregate amount of $720 thousand plus interest accrued, to be repaid by the Company by February 15, 2007. In addition, under the purchase agreement, the Company undertook to pay to the shareholders of Outlook Systems, in the first quarter of 2007, an amount equal to between 5 and 7 times the average operating profit of Outlook & BluePhoenix Ltd. in the years 2004, 2005 and 2006, less the amount of $720 thousand. The value assigned to the customer - related intangibles amounted to $454 thousand.

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)

NOTE 3 - INVESTMENTS IN AFFILIATES AND OTHER COMPANIES:

A. 1. THE INVESTMENTS ARE COMPOSED AND PRESENTED AS FOLLOWS:

                                                              DECEMBER 31,
                                                          --------------------
                                                            2003         2002
                                                          -------      -------
                                                             (IN THOUSANDS)
                                                          --------------------

Cost of shares *                                            6,050      $ 3,000
Less - accumulated amortization of goodwill                  (272)        (238)
Equity in post-acquisition accumulated losses              (5,328)      (2,271)
                                                          -------      -------

                                                              450          491
Loans granted to affiliates (2)                             2,928        2,584
Loans granted to others (3)                                   216          300
Investments in other companies                                200          100
                                                          -------      -------
                                                            3,794        3,475
                                                          =======      =======

* Including goodwill - original amount                    $ 4,756      $   613
                                                          =======      =======

      2.    LOANS GRANTED TO AFFILIATES:

             INTEREST RATE
              DECEMBER 31,        LINKAGE         DECEMBER
                  2003             BASIS            2003                   MATURITY DATES
                  ----             -----          --------                 --------------
                   %                           (IN THOUSANDS)
                  ----                          --------------
                Libor + 1          Dollar          $ 1,767         19.2.2007
                    -              Dollar              400         January 2007
                    -              Dollar              761         3 equal payments to begin at
                                                   -------         May  2006  or when the
                                                                   current ratio of the
                                                                   affiliates exceeds 1.25.

                                                   $ 2,928
                                                   =======


            The purpose of the loans was for working capital.

      3. The loan is linked to the Israeli consumer price index and bear an annual interest at a rate of 4% (see Note 16F).


      Following are details relating to the financial position and results of operations of investees in the aggregate:

                                                            DECEMBER 31,
                                                       ------------------------
                                                         2003            2002
                                                       --------        --------
                                                             (IN THOUSANDS)
                                                       ------------------------
Total assets                                           $ 15,557        $ 20,747
                                                       ========        ========

Total liabilities                                      $(11,727)       $ (9,677)
                                                       ========        ========

Net loss                                               $ (1,578)       $ (1,001)
                                                       ========        ========

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)

NOTE 3 - INVESTMENTS IN AFFILIATES AND OTHER COMPANIES (CONT.):

B.    INTERCOMP:


      In 1998, the Company invested in Intercomp Ltd., which has developed a set of automated analysis and reengineering tools for legacy COBOL applications. During 2002 and 2003 Intercomp focused its efforts on the development of software tools that comprise a part of the Company's LogicMiner. In the fourth quarter of 2003, the Company exercised an option to purchase from Intercomp its tool, known as AnalyzeIT, for an aggregate of $1.9 million. In addition, the Company undertook to pay royalties to Intercomp in amount equal to 25% of the revenues generated from the purchased technology. AnalyzeIT provides an analysis of a legacy application and creates a repository and inventory of the application's components and the relationship between them.

      The results of the analysis are presented graphically and in reports. They include a study of the application's control flow and data flow, which enable the user to examine the code and structure of the application down to the level of a single variable. The technology will be amortized over a 5 year period.

      In connection with the purchase of Intercomp's technology, the Company assumed the rights and obligations of Intercomp under the distribution agreement described below. As of December 31, 2003, the Company lent to Intercomp an aggregate of approximately $1.8 million. The purpose of the loan was for working capital. These loans must be repaid by Intercomp at the end of a 5-year period commencing on February 19, 2002 or earlier (i) in the event of liquidation or acquisition of Intercomp by a third party or (ii) if the current ratio of Intercomp is equal to or greater than
      1.25. The loans bear interest at rate of LIBOR + 1% per annum. The loan principal plus interest accrued are convertible into preferred shares of Intercomp at a conversion price of $162.7 per share.

      Effective as of January 2004, the Company entered into an option agreement, pursuant to which the Company was granted an option to purchase from a former shareholder of Intercomp all of his interest in Intercomp consisting of 18.5% of the outstanding share capital of Intercomp. In the event the Company exercises its option to purchase from the former shareholder of Intercomp, the Company undertook to issue to him as consideration for his shares warrants to purchase 5,000 of the Company's ordinary shares, at an exercise price of $20 per share. The warrants are exercisable until October 25, 2005. Concurrently, the remaining shareholder of Intercomp, comprised of several funds acting through their general partner Israel Infinity Venture Capital Partners Ltd. referred to as "Infinity", and the Company approved the signing of a non-exclusive distribution agreement between Intercomp and a distributor partially-owned by the former shareholder of Intercomp, pursuant to which Intercomp granted rights to the distributor rights to further develop and distribute Intercomp's products. In March 2004, the Company exercised the option to purchase from a former shareholder its holdings in Intercomp. As part of this transaction, certain shareholders of Intercomp, holding 2.1% of Intercomp's outstanding share capital, transferred to the Company their holding in Intercomp.

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)

NOTE 3 - INVESTMENTS IN AFFILIATES AND OTHER COMPANIES (CONT.):


B.    INTERCOMP (CONT.):

      In addition, the other shareholder of Intercomp, Infinity, converted certain outstanding loans owed to it by Intercomp into 7,236 shares of Intercomp at the share price of $162.7. Following these transactions, the Company's shareholding in Intercomp increased from 49% to 61.6%. Since the end of the first quarter of 2004, the Company's has consolidated Intercomp.

      In April 2004, the other shareholder of Intercomp, Infinity, granted the Company a call option to purchase its entire holding in Intercomp, exercisable until April 1, 2006. If the Company does not exercise such option, Infinity will have a put option to cause the Company to purchase Infinity's entire holdings in Intercomp, exercisable during a six months period of commencing in April 2006 (see Note 12B3).

      The Company granted a creditor of Intercomp - First Israel Mezzanine Investors Ltd., known as FIMI, a put option to sell to the Company promissory notes issued by Intercomp in an aggregate amount of $3.5 million plus interest accrued at an annual rate of 5% (see Note 12B2).

C.    TESNET:

      Effective as of January 1999, the Company acquired 32% of the outstanding share capital of Tesnet - Software Testing Ltd. ("Tesnet"), a provider of testing and software quality assurance services. Tesnet's results of operations were consolidated in the Company's financial statements beginning with the first quarter of 1999, owing to the Company's control of Tesnet's board of directors. During 1999 and 2002, the Company paid approximately $2 million for its holding in Tesnet,, as Tesnet met an agreed upon earnings target within three years following the acquisition. Total goodwill arising from this acquisition was $886 thousand.

      In February 2000, Tesnet consummated a public offering of its shares and warrants on the Tel-Aviv Stock Exchange. Net proceeds from the offering were $9.5 million. As a result, the Company recorded capital gain of $1 million and its shareholdings in Tesnet decreased to 22%. Consequently the Company ceased controlling Tesnet's board of directors and discontinued consolidating the operating results of Tesnet during the first quarter of 2000.

      Until December 2003, the Company's investment in Tesnet was accounted for under the equity method, owing to the fact that the Company exercises significant influence over operating and financial policies of Tesnet by virtue of its representation on Tesnet's board of directors.

      During 2002 and 2003, $75 thousand and $112 thousand, respectively, were recorded as income from an increase in the Company's equity investment in Tesnet due to the expiration of the abovementioned warrants.

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)

NOTE 3 - INVESTMENTS IN AFFILIATES AND OTHER COMPANIES (CONT.):


C.    TESNET (CONT.):

      The market value of the Company's holdings in Tesnet as of December 31, 2003 was $2.8 million. During 2000, the Company sold a portion of its holdings, which constitutes 3% of the outstanding share capital of Tesnet, and in the first quarter of 2004, the Company sold its entire remaining holdings in Tesnet for aggregate consideration of approximately $3.1 million. The gain from the sale was immaterial.

D.    M.S.I. MULTICONN SOLUTIONS AND MULTICONN TECHNOLOGIES:

      In 1999, the Company acquired 51% of the outstanding share capital of M.S.I. MultiConn Solutions International (1995) Ltd. referred to as "M.S.I. MultiConn". M.S.I. MultiConn's results of operations were consolidated in the Company's financial statements beginning with the third quarter of 1999. In 2000, the Company increased its holding in M.S.I. MultiConn to 60%.

      Since the first quarter of 2003, the Company recorded the investment under the equity method and did not consolidate the result of operation of M.S.I. MultiConn, due to lack of control.

      Effective as of January 2004, the other shareholders of M.S.I. MultiConn transferred their entire holdings in M.S.I MultiConn to the Company. Following this transaction, the Company assumed control over the daily management of M.S.I. MultiConn. The Company currently wholly owns M.S.I. MultiConn and finances its activities. Effective as of the first quarter of 2004, M.S.I. MultiConn's results are consolidated with the Company results.

      In 2000, the Company, together with the other shareholders of M.S.I. MultiConn established a new company, named MultiConn Technologies Ltd., and initially owned 19% of its share capital.

      Multiconn Technologies develops and markets eMulticonn and related solutions referred to as eXpernato.

      Under the Company agreement with MultiConn Technologies entered into in 2000, the Company lent $2.1 million to Multiconn Technologies, of which $1 million was convertible into ordinary shares of MultiConn Technologies.

      In 2002, the Company wrote down $1.8 million of the balance of its investment in Multiconn Technologies, due to impairment of the investment. The carried investment value as of December 31, 2003 is $671 thousand.

      In December 2002, the Company converted the $1 million loan into shares of Multiconn Technologies and, as a result, the Company's holdings increased to 60%. In 2003, the Company wrote down $350 thousand out of $1.1 million related to loans granted to MultiConn Technologies since it was probable that the Company will be unable to collect all amounts due.

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)


NOTE 3 - INVESTMENTS IN AFFILIATES AND OTHER COMPANIES (CONT.):

D.    M.S.I. MULTICONN SOLUTIONS AND MULTICONN TECHNOLOGIES (CONT.):

      Since the first quarter of 2003, the Company has recorded the investment under the equity method and did not consolidate the result of operation Multiconn Technologies, due to lack of control.

      Following a transaction entered into between the Company and the other shareholders of MultiConn Technologies in 2004, the other shareholders of MultiConn Technologies increased their holdings in MultiConn Technologies to 58.2% in the aggregate, through the issuance of shares by MultiConn Technologies. As a result, the Company currently holds approximately 40% of the outstanding share capital of MultiConn Technologies. The Company has an option to increase its holdings in MultiConn Technologies to 60% of its outstanding share capital for an exercise price of $50 thousand.

      In May 2004, the Company provided a guarantee on behalf of MultiConn Technologies in the amount of $300 thousand, which expires in May 2005. In accordance with FIN 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Others", the Company recorded a liability for the aforementioned guarantee in the amount of approximately $60 thousand, which was determined to be the fair value of the guarantee at its inception. In 2004, the Company included in its equity in affiliated companies 100% of the losses of MultiConn Technologies up to the guaranteed amount.


      In 2004 the Company did not recognize any gain in the abovementioned transaction.

      Following are details relating to the financial position and result of operation of M.S.I. MultiConn and MultiConn Technologies Ltd. In the aggregate:

                                                           DECEMBER 31, 2003
                                                            (IN THOUSANDS)
                                                           -----------------

     Total assets                                               2,205
     Total liabilities                                         (2,530)
     Revenue                                                    1,242
     Net loss                                                    (398)


E.    LEVEL 8:

      The Company holds shares and several capital instruments, including warrants and rights to receive warrants exercisable into shares of Level 8 Systems Inc. If the Company exercises these capital instruments in full, its shareholdings in Level 8 would reach 4%. During 2003 and in the first quarter of 2004, the Company sold substantially all of the preferred stock of Level 8 then held by the Company, for $624 thousand. In 2003, the Company purchased 444,444 ordinary shares of Level 8 for $200 thousand. Liraz consolidated Level 8 until June 30, 2001. Since then Liraz recorded equity losses in Level 8 up to the amount of its guarantee approximately $2 million in the aggregate (as of December 31, 2003).

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)


NOTE 3 - INVESTMENTS IN AFFILIATES AND OTHER COMPANIES (CONT.):

E.    LEVEL 8 (CONT.):

      In addition, in November 2003, the Company agreed to extend the term of its guarantee to Level 8 to November 2004. As consideration for the extension of such guarantees to November 2004, the Company was issued an aggregate of 300,000 Level 8 ordinary shares in November 2003 and May 2004. The shares would be accounted under SFAS 115. The income from the issuance of additional shares would be recognized over the extension period of the guarantee. The amount of the guarantee outstanding was unchanged since the amount remained the same and the shares were issued only in connection with the extension of the term of the guarantee.


NOTE 4 - FIXED ASSETS:

      Composition of assets, grouped by major classifications:

                                                               DECEMBER 31,
                                                          ----------------------
                                                            2003          2002
                                                          --------      --------
                                                              (IN THOUSANDS)

     COST:
         Computers and computer equipment                 $  6,544      $  8,004
         Office furniture and equipment                      1,071         1,574
         Leasehold improvements                                442           469
         Motor vehicles                                        863         1,126
                                                          --------      --------

                                                             8,920        11,173
                                                          ========      ========

     ACCUMULATED DEPRECIATION:
         Computers and computer equipment                    5,064         6,136
         Office furniture and equipment                        492           852
         Leasehold improvements                                206           179
         Motor vehicles                                        359           434
                                                          --------      --------
                                                             6,121         7,601
                                                          --------      --------
     Undepreciated balance                                $  2,799      $  3,572
                                                          ========      ========

NOTE 5 - GOODWILL:

                                                               DECEMBER 31,
                                                          ----------------------
                                                            2003          2002
                                                          --------      --------
                                                              (IN THOUSANDS)
                                                          ----------------------
Carrying amounts at beginning of year                     $ 41,822      $ 14,737
Acquired                                                       171        27,085
Realization of previously - consolidated subsidiaries       (2,132)           --
Foreign currency translation adjustments                    (3,054)           --
                                                          --------      --------
      Carrying amount at end of year                      $ 36,807      $ 41,822
                                                          ========      ========

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)


NOTE 6 - CAPITALIZED SOFTWARE DEVELOPMENT COST AND OTHER:


COMPRISED AS FOLLOWS:

                                                               DECEMBER 31,
                                                           ---------------------
                                                            2003          2002
                                                           -------       -------
                                                              (IN THOUSANDS)
                                                           ---------------------

Capitalized software development costs (*)                 $11,150       $ 8,141
Deferred insurance expenses                                     30            38
Rent deposit                                                   170           189
Deferred tax asset                                              43           563
                                                           -------       -------

                                                           $11,393       $ 8,931
                                                           =======       =======

(*) Original amount (see Note 3B - in respect
      to purchase of technology)                            16,604       $10,944
    Less - accumulated amortization                          5,454         2,803
                                                           -------       -------

                                                           $11,150       $ 8,141
                                                           =======       =======


NOTE 7 - SHORT-TERM BANK CREDIT:

COMPOSITION:

                           INTEREST RATE
                           -------------                      DECEMBER 31,
                            DECEMBER 31,                      ------------
                                2003           LINKAGE     2003          2002
                           --------------     --------   ---------     ---------
                                 %              BASIS        (IN THOUSANDS)
                           --------------     --------   -----------------------
Bank overdraft                8.95-10.5       Unlinked     $1,003        $2,553
Short-term bank loan          4.32-8.5           CPI          448           298
Short-term bank loan          3.05-3.55         Dollar      3,225         2,797
Short-term bank loan          4.18-4.4           Euro       3,666         1,825
                                                           ------        ------

                                                           $8,342        $7,473
                                                           ======        ======

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)

NOTE 8 - ACCRUED SEVERANCE PAY, NET:


A. The Company's liability for severance pay to its employees pursuant to applicable local laws prevailing in the respective countries of employment and employment agreements for Israeli employees is partly covered by managers' insurance policies under the name of the employee, for which the Company makes monthly payments. The severance pay liability is calculated on the basis of one month's salary for each year of service, based on the most recent salary of each employee.


      The amounts accrued and the amounts funded with managers' insurance policies are as follows:

                                                               DECEMBER 31,
                                                         -----------------------
                                                           2003             2002
                                                         ------           ------
                                                              (IN THOUSANDS)
                                                         -----------------------
      Accrued severance pay                              $3,575           $3,189
      Less - amount funded                                2,660            2,258
                                                         ------           ------
                                                         $  915           $  931
                                                         ======           ======

      The Company may make withdrawals from the managers' insurance policies only for the purpose of paying severance pay.

B. The expenses in respect of severance pay for the years ended December 31, 2003, 2002 and 2001 were $720,000, $461,000 and $642,000, respectively.

NOTE 9 - PROVISION FOR LOSSES IN FORMERLY-CONSOLIDATED SUBSIDIARY:


Liraz is liable for losses in a subsidiary it had consolidated (see Note 3E) until the second quarter of 2001. The provision for such liability at December 31, 2003, was accounted for under SFAS 5 and amounted to $2 million (December 31, 2002 - $2.5 million), representing the maximum potential amount Liraz has guaranteed to secure a bank loan of the said subsidiary. Under its terms, such guarantee may be reduced to the extent that the subsidiary raises additional share capital. The guarantee will be outstanding until November 2004. In the fourth quarter of 2003, $541 thousand was recorded as gain due to a repayment of the loan by the formerly-consolidated subsidiary, which resulted in a decrease by the bank of the guaranteed amount.


                                                              DECEMBER 31,
                                                        ------------------------
                                                          2003             2002
                                                        -------          -------
                                                            (IN THOUSANDS)
                                                        ------------------------
Carrying amount of beginning of year                    $ 2,512          $    --
                                                        -------          -------
Consolidation of new subsidiary                              --            2,512
Realization                                                (541)              --
                                                        -------          -------

      Carrying amount at end of year                    $ 1,971          $ 2,512
                                                        =======          =======

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)

NOTE 10 - LOANS FROM BANKS:

A.    COMPOSITION:

                                                                            TOTAL LONG-TERM          TOTAL LONG-TERM
                                           LONG-TERM       CURRENT         LIABILITIES NET OF       LIABILITIES NET OF
        INTEREST RATE                     LIABILITIES     MATURITIES       CURRENT MATURITIES       CURRENT MATURITIES
       -----------------                 --------------  -------------   -----------------------  -----------------------
         DECEMBER 31,       LINKAGE                        DECEMBER 31, 2003                        DECEMBER 31, 2002
             2003
       -----------------                 -------------------------------------------------------  -----------------------
              %              BASIS                           (IN THOUSANDS)                           (IN THOUSANDS)
       -----------------  -------------  -------------------------------------------------------  -----------------------
          LIBOR+1.75         Dollar          $ 2,389          $467                $ 1,922                   $ 2,400
          4.32-7.66           CPI                148            63                     85                       126
             6.63            Dollar              101            43                     58                       126
                                             -------          ----                -------                   -------

                                             $ 2,638          $573                $ 2,065                   $ 2,652
                                             =======          ====                =======                   =======

B.    MATURITY DATES:

                                                                DECEMBER 31,
                                                           ---------------------
                                                            2003           2002
                                                           ------         ------
                                                              (IN THOUSANDS)
                                                           ---------------------

     First year (current maturities)                       $  573         $   75
     Second year                                            1,329            562
     Third year                                               736          1,329
     Fourth year                                               --            761
                                                           ------         ------

         TOTAL                                             $2,638         $2,727
                                                           ======         ======

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


      In December 2003, Mainsoft entered into an Independent Contractor Agreement with Microsoft. As a result of this agreement, Microsoft agreed to offset the value of the Mainsoft's services performed under the Independent Contractor Agreement from the accrued royalties, up to $1,605 thousand. During the year ended December 31, 2003, Mainsoft accrued royalties due to Microsoft of $2,782 thousand and recognized credits (reductions to expense) related to waivers and to services performed of $2,466 thousand and $999 thousand, respectively. The excess credits over the royalties amount is related to previous year royalties.


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

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (CONT.):

COMMITMENTS (CONT.):

Significant Agreements (cont.):


B. The Company is obligated to pay management fees to Formula in an annual amount equal to 3% of revenues, but not more than the Israeli currency equivalent of $180 thousand.

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

E. As of January 1, 2004 the subsidiary CePost entered into a grant agreement with the Office of the Chief Scientist, or the OCS, for the development of PowerText. Royalties of 3% are payable to the OCS on sales of PowerText up to 100% of the dollar-linked grant received in respect of the funded product. The balance of the contingent liability relating to the above royalties at January 1, 2004 amounted to approximately $250 thousand.


F. The Company has guaranteed short-term bank credit of affiliated companies in favor of lending banks. As of December 31, 2003, such guarantees amounted to approximately $1 million. The guarantees are for one-year terms, and may optionally be extended for further periods of one year each.


G. The Company has granted a creditor of Intercomp an option - See Note 3B, 12B(2).


H.    As to a tax assessment issued to the Company - see Note 14K.

I.    As to a guarantee of debt by Liraz - see Note 9.

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (CONT.):

COMMITMENTS (CONT.):

Significant Agreements (cont.):


J. Under an agreement entered into in 2000, regarding the sale of its integrated IT systems activities and outsourcing business in Israel, Liraz is obligated to reimburse the buyer for claims related to the activities during the period prior to the sale.


K. Liraz has a fixed charge in favor of a bank, on certain of its assets, as well as a floating charge on its entire assets, securing Liraz's bank credit line. This credit facility also covers guarantees of $2 million in the aggregate that the Company extended to banks relating to the credit line of Level 8 (see note 9).


L. In the first quarter of 2004, the Singapore-Israel Industrial Research and Development Foundation agreed to provide financing to CePost together with a company incorporated in Singapore, for the development of Report-IT. Accordingly, the foundation agreed to award CePost up to $100 thousand repayable according to an agreed upon schedule. CePost is required to pay that amount in payments based on sales of the Report-IT up to the amount of the grant.


M.    As to a guarantee to banks with respect to a loan of Outlook - see Note
      2J.


N. In connection with the credit line extended to the Company by Bank Leumi Le'Israel Ltd., the Company committed to certain covenants related to its operation such as:

      1) maintaining a minimum level of shareholders' equity of no less than 40% of the Company's total assets and no less than $40 million;

      2) maintaining a level of operating income before depreciation and amortization of no less than $1 million; and

      3) maintaining the ratio of the Company bank liabilities to current assets, excluding other current assets, not to exceed 55%.


No liability was recorded in the Company's financial statements in respect of the guarantees mentioned above, except for the guarantee by Liraz - see Note 9.

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)


NOTE 11 - COMMITMENTS AND CONTINGENCIES (CONT.):

CONTINGENCIES:

A. In July 2003, a former Liraz' shareholder filed an application with the Tel-Aviv-Jaffa District Court to approve a claim filed by him against the Company, as a class action. The claim relates to the acquisition of Liraz shares which the Company completed in March 2003. The shareholder alleges that the share price that the Company paid to Liraz' shareholders in the tender offer and in a subsequent mandatory purchase was lower than the fair price of Liraz shares. The maximum amount of the claim is approximately $5.8 million in the aggregate. Under Israeli law, the court's approval is required for the plaintiff to represent all of the shareholders of Liraz who sold their shareholdings to the Company pursuant to the tender offer and the mandatory acquisition. The plaintiff has applied for such approval in the lawsuit. A preliminary hearing is scheduled for October 2004. The Company believes that the allegations against the Company in this proceed are without merit.

B. Sogeti Nederland B.V. ("Sogeti"), a Dutch company, has notified the Company of the termination of a migration project which was performed jointly by Sogeti and one of the Company's wholly-owned subsidiaries, ASE B.V., for a Dutch customer, NV Interpolis BTL, due to an alleged breach on the Company's part. The project was performed by Sogeti as prime contractor and by ASE as subcontractor. BluePhoenix acted as subcontractor of ASE. In March 2004, Sogeti was granted leave by the district court in Amsterdam to put a lien on a bank account of ASE pursuant to an ex parte application. In the application, Sogeti claims that it has to make, or has made, a refund to Interpolis of 2.2 million Euro and that it may suffer losses of at least 150,000 Euro. For purposes of the lien application, Sogeti estimates the aggregate amount of the claim at 3 million Euro. Sogeti has to file against ASE B.V. by the end of June 2004. The Company believes that the alleged claim of Sogeti as described in the application for the lien is without merit.

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)

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

      5. In November 2002 the Company issued to Liraz' selling shareholders, including Formula, 3,478,624 ordinary shares, constituting an aggregate of 26% of the Company's outstanding share capital - see
            Note 2E.

B.    SHARE OPTIONS:

      1.    EMPLOYEE SHARE OPTION PLANS:

            A)    THE 1996 SHARE OPTION PLAN:


                  In 1996, the Company adopted two option plans. One of theses option plans was terminated after all options granted under it were exercised. Pursuant to the other 1996 option plan, as amended, the Company reserved 3,200,000 ordinary shares for issuance to directors, officers, consultants and employees of the Company and its subsidiaries. The exercise price of the options granted under the 1996 option plan ranges from $2.25 to $10.50.


                  Under the 1996 option plan, unless determined otherwise by the Board, options vest over a three-year period from the date of grant and expire 10 years after grant date. Unvested options are forfeited upon termination of employment.

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)


NOTE 12 - SHAREHOLDERS' EQUITY (CONT.):

B.    SHARE OPTIONS (CONT.):

      1.    EMPLOYEE SHARE OPTION PLANS (CONT.):

            B.    OPTIONS GRANTED TO EMPLOYEES OF A SUBSIDIARY:

                  In August 2000, in connection with the purchase of a controlling interest in IntraComp Group Incorporated, the Company granted options to certain employees of IntraComp to purchase an aggregate of 125,000 ordinary shares of which 55,000 were cancelled. The exercise price of the options is $9.625 per Company share. All of these options are currently exercisable. The options shall expire in August 2010. Data in respect of the share option plan as of December 31, 2003, 2002 and 2001 and changes during the years ended on those dates are as follows:


                                                   2003                         2002                         2001
                                        ---------------------------- ---------------------------- ----------------------------
                                                         WEIGHTED                     WEIGHTED                     WEIGHTED
                                                         AVERAGE                      AVERAGE                      AVERAGE
                                         NUMBER OF       EXERCISE     NUMBER OF       EXERCISE     NUMBER OF       EXERCISE
                                          OPTIONS         PRICE        OPTIONS         PRICE        OPTIONS         PRICE
                                        ------------  -------------- ------------  -------------- ------------  --------------
                                                            $                            $                            $
                                                      --------------               --------------               --------------
         Options outstanding
            at beginning of year          1,347,260        6.56       1,193,650         7.55       1,150,650         8.21
         Changes during the year:
             Granted                        923,000        3.03         353,560         3.00         340,600         3.23
             Exercised                      (35,267)       2.33         (90,000)        3.57        (181,850)        2.74
             Forfeited                      (75,000)       9.46        (109,950)        8.90        (115,750)        8.75
                                        ------------                 ------------                 ------------

               Options outstanding
                  at end of year          2,159,993        4.99       1,347,260         6.56       1,193,650         7.55
                                        ============                 ============                 ============

         Options exercisable at
            year-end                      1,233,575        6.04         888,333         7.63         852,966         6.99
                                        ============                 ============                 ============

         Weighted-average fair value
            of options granted during
            the year*                          0.54                         1.09                         1.40
                                        ============                 ============                 ============

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

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)

NOTE 12 - SHAREHOLDERS' EQUITY (CONT.):

B.    SHARE OPTIONS (CONT.):

      1.    EMPLOYEE SHARE OPTION PLANS (CONT.):

            The following table summarizes information about fixed share options outstanding at December 31, 2003:

                                               OPTIONS OUTSTANDING                                OPTIONS EXERCISABLE
                           -------------------------------------------------------------  -------------------------------------
                               NUMBER                                                         NUMBER
              RANGE OF     OUTSTANDING AT     WEIGHTED AVERAGE                            EXERCISABLE AT
              EXERCISE      DECEMBER 31,          REMAINING          WEIGHTED AVERAGE      DECEMBER 31,     WEIGHTED AVERAGE
               PRICES           2003          CONTRACTUAL LIFE        EXERCISE PRICE           2003          EXERCISE PRICE
           --------------- ---------------- ---------------------- ---------------------  ---------------- --------------------
                 $                                  YEARS                   $                                       $
           ---------------                  ---------------------- ---------------------                   --------------------
                 2.25            416,000              9.25                   2.25               41,000           2.25
                 3.00            116,000              9.50                   3.00               62,667           3.00
                 3.00            255,660              8.50                   3.00               85,220           3.00
                 3.00             80,000              8.09                   3.00               80,000           3.00
                 3.50             70,000              9.50                   3.50               70,000           3.50
                 3.50             47,000              9.75                   3.50               19,000           3.50
                 4.00            200,000              9.83                   4.00                -               4.00
                 4.50             68,333              7.50                   4.50               45,555           4.50
                 4.50             10,000              9.25                   4.50               10,000           4.50
                 5.20            139,500              2.75                   5.20              139,500           5.20
                 5.50             13,000              6.83                   5.50               13,000           5.50
                 6.00             28,000             10.00                   6.00               28,000           6.00
                 6.50            311,900              2.21                   6.50              311,900           6.50
                 6.50              2,000             10.00                   6.50                2,000           6.50
                 8.00             92,000              5.50                   8.00               92,000           8.00
                 9.00             10,000              5.75                   9.00               10,000           9.00
                 9.63             70,000              6.25                   9.63               70,000           9.63
                10.50            230,600              7.25                  10.50              153,733          10.50
                               ---------                                                     ---------

                               2,159,993                                                     1,233,575
                               =========                                                     =========

      2.    OPTIONS GRANTED TO FIMI:


            In January 2001, the Company granted to the creditors of an affiliate, Intercomp, represented by First Israel Mezzanine Investors Ltd., known as FIMI, a put option to sell promissory notes issued by Intercomp to the Company in an aggregate amount of $3.5 million plus interest accrued since January 2001 at an annual rate of 5%, which could be paid, subject to FIMI's approval, in the form of the Company's ordinary shares. The total outstanding amount of the principal and accrued interest as of December 31, 2003 was $4.01 million. The number of ordinary shares subject to the option will be calculated based on the average market price of the shares during the 14 trading days prior to the exercise of the option. In August 2003, the terms of FIMI's option were amended, allowing FIMI to exercise its option in three installments during June 2004, June 2005 and June 2006. At the Company's option, it may pay FIMI the consideration, in the form of the Company's ordinary shares.

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)

NOTE 12 - SHAREHOLDERS' EQUITY (CONT.):

B.    SHARE OPTIONS (CONT.):

      2.    OPTIONS GRANTED TO FIMI (CONT.):


            However, within 7 business days following the Company's notice to FIMI of the Company's election to pay the consideration in the form of the Company's ordinary shares, FIMI may notify to the Company that it refuses to receive the shares and requires instead a payment in cash. In such an event, the Company shall have to pay FIMI the corresponding cash amount, but shall be entitled to defer such payment until September 30, 2006. In addition, for each of the three installments of the put option to be exercised by FIMI, the Company is obliged to issue warrants to FIMI to purchase ordinary shares at an exercise price of $4.00 per share. If the Company pays an installment with the Company's ordinary shares, the Company shall issue warrants to FIMI to purchase 133,000 ordinary shares. If the Company pays an installment in cash, the Company shall issue warrants to FIMI to purchase 70,000 ordinary shares. The warrants are exercisable until June 30, 2007. Under certain circumstances, the Company is obliged to register for resale the shares underlying FIMI's warrants. FIMI submitted a notice to exercise the June 2004 installment for cash, thus postponing the payment of the respective portion of the consideration to September 30, 2006.


      3.    OPTION GRANTED TO INFINITY:


            In April 2004, a shareholder of Intercomp, Israel Infinity Venture Capital Partners Ltd., referred to as "Infinity", granted the Company a call option to purchase its entire holdings in Intercomp, exercisable until April 1, 2006. If the Company does not exercise such option, Infinity will have a put option to cause the Company to purchase Infinity's entire holdings in Intercomp, exercisable during a six months period commencing on April 1, 2006. If either of the options is exercised, the Company shall be obliged to issue to Infinity, as consideration for the Intercomp's shares, 100,000 of the Company's ordinary shares and an additional amount of shares to be calculated based on revenues generated from the sale of licenses to use Intercomp's products generated during a 3 year period commencing April 1, 2003. The shares will be subject to a lock up period until April 1, 2006. The Company undertook, upon Infinity's request, to use their best efforts to effect registration of the shares, within 8 months of the end of the lock-up period or within 90 days of such date, if the Company filed its annual report on From 20-F during such 90 days period, whichever is earlier. The Company may, at the Company's opinion, pay to Infinity the cash equivalent of such shares which will be calculated according to the average closing price of the Company's shares during the 20 trading days prior to the exercise of any of the options.

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)


NOTE 12 - SHAREHOLDERS' EQUITY (CONT.):

B.    SHARE OPTIONS (CONT.):

      3.    OPTION GRANTED TO INFINITY (CONT.):

            The put and call options with Infinity were accounted for as combined instruments under the guidance of EITF 02-02, " When, Certain Contracts That Meet the Definition of Financial Instruments Should Be Combined for Accounting Purpose". The combined instruments (synthetic forwards) will be accounted in accordance with EITF 00-6 "Accounting for Freestanding Derivative Financial Instruments Indexed to, and Potentially Settled in, the Stock of a consolidated Subidiary" and SAFS 150 "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity".

      4.    CONVERTIBLE DEBENTURES AND WARRANTS:

            Pursuant to a securities purchase agreement dated March 30, 2004, the Company issued to Omicron Master Trust, Smithfield Fiduciary LLC, Cranshire Capital LP and Iroquois Capital L.P., referred to as institutional investors, $5 million aggregate principal amount of 2% convertible debentures due November 30, 2006 and warrants to purchase 438,596 of the Company's ordinary shares.

            The net proceeds from the exercise of the warrants, if exercised, will be used for working capital and general corporate purposes.

            The debentures are convertible at the investors' option into the Company's ordinary shares, at a conversion price of $5.70 per ordinary share. Interest on the debentures is paid quarterly in cash or in the form of the Company's ordinary shares, at the Company's discretion. The conversion rate with respect to payments of interest on the debentures is equal to 90% of the volume-weighted average price of the Company's ordinary shares on the Nasdaq during the 20 trading days preceding the date of interest payment. In the event that the volume weighted average price per share for any 20 consecutive trading days exceeds $7.125, then the Company may force the holders of the debentures to convert any or all of the principal amount of the debentures held by them as of such date, subject to, among other things, having an effective registration statement at such time for the resale of the ordinary shares underlying the debentures.

            As part of the transaction, the institutional investors were issued warrants to purchase up to 438,596 of the Company's ordinary shares at an exercise price of $ 6.50 per share. The warrants are exercisable during a 5 years period commencing on September 2004.

            If the debentures issued to institutional investors are fully converted and the warrants are fully exercised, the Company would be required to issue to the investors up to 1,708,411 ordinary shares, subject to adjustments.

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)


NOTE 12 - SHAREHOLDERS' EQUITY (CONT.):

B.    SHARE OPTIONS (CONT.):

      4.    CONVERTIBLE DEBENTURES AND WARRANTS (CONT.):

            If, during a period of 180 days after the date in which the registration statement with respect to the underlying debentures' shares is declared effective, the volume weighted average price per share of the Company's ordinary shares equals or exceeds the market price per share of the Company' shares on March 30, 2004, the institutional investors may purchase additional debentures from the Company for an aggregate purchase price of up to $3 million and receive warrants on the same terms as the initial warrants, exercisable into such number of the Company's ordinary shares equal to 50% of the ordinary shares into which the debentures are convertible.

            If, during such period mentioned above, the volume weighted average price per share of the Company's ordinary shares during any 10 consecutive trading days exceeds $12.825, the Company may require the institutional investors to purchase additional debentures for an aggregate purchase price of up to $3 million and warrants under the same terms as the initial warrants, exercisable into such number of the Company ordinary shares equal to 50% of the ordinary shares into which the debentures are convertible. If these additional debentures are fully converted and the additional warrants are exercised in full, the Company would be required to issue to the investors up to an additional 1,025,047 ordinary shares.

            In connection with the private placement, the Company agreed to file a registration statement for the resale of the ordinary shares underlying the convertible debentures and the ordinary shares to be issued as interest thereon and the ordinary shares underlying the warrants.

            In accordance with APB No. 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants", EITF 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Rations", and EITF 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments" ("EITF 00-27"), a portion of the proceeds of the convertible debenture issued with detachable warrants is allocated to the warrants, based on the relative fair values of the securities at time of issuance. Amounts allocated to the warrants are accounted for as liabilities, in accordance with EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled In, a Company's Own Stock", and SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" and are measured, based on the fair values of the underlying shares, each reporting date, against financial expenses (income).

            A beneficial conversion feature was recorded on the debentures, because the effective conversion price of the debentures was higher than the fair value of the common shares on the commitment date.

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)


NOTE 12 - SHAREHOLDERS' EQUITY (CONT.):

B.    SHARE OPTIONS (CONT.):

      4.    CONVERTIBLE DEBENTURES AND WARRANTS (CONT.):

            The deemed discount of the debentures is deducted from the liability and the issuance expenses, which are recorded as an asset, are amortized using the interest method over a period of 32 months, the term of the debentures.


      5.    EMPLOYEE OPTION PLANS IN SUBSIDIARY:


            A subsidiary granted options to its employees to purchase the subsidiary's shares. The options are exercisable in 3 years after the date of grant. A summary of the status of the option plans as of December 31, 2003 and 2002 and changes during the years then ended is given below:


                                                                      2003                           2002
                                                           ---------------------------- --------------------------------
                                                                            WEIGHTED                       WEIGHTED
                                                                            AVERAGE                        AVERAGE
                                                            NUMBER OF       EXERCISE      NUMBER OF        EXERCISE
                                                             OPTIONS         PRICE         OPTIONS          PRICE
                                                           ------------- -------------- -------------- -----------------
                                                                               $                              $
                                                                         --------------                -----------------
           Options outstanding at beginning of year          3,751,250        0.75         3,537,813         1.36
           Changes during the year:
               Granted                                         548,303        0.65         2,841,448         0.65
               Exercised                                        -              -             (10,000)        0.25
               Forfeited                                      (605,316)       0.75        (2,618,011)        1.64
                                                             ---------                     ---------
                 Options outstanding at end of year          3,694,237        0.74         3,751,250         0.75
                                                             =========                     =========

           Options exercisable at year-end                   2,203,370        0.76         1,211,637         1.09
                                                             =========                     =========

           Weighted-average fair value of options granted
              during the year *                                   0.07                          0.09
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

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)


NOTE 12 - SHAREHOLDERS' EQUITY (CONT.):

B.    SHARE OPTIONS (CONT.):

      5.    EMPLOYEE OPTION PLANS IN SUBSIDIARY (CONT.):


            The following table summarizes information about fixed share options outstanding at December 31, 2003:

                                              OPTIONS OUTSTANDING                                OPTIONS EXERCISABLE
                          -------------------------------------------------------------  ------------------------------------
                              NUMBER                                                         NUMBER
             RANGE OF      OUTSTANDING       WEIGHTED AVERAGE                             EXERCISABLE
             EXERCISE      AT DECEMBER          REMAINING           WEIGHTED AVERAGE      AT DECEMBER      WEIGHTED AVERAGE
              PRICES         31, 2003        CONTRACTUAL LIFE        EXERCISE PRICE         31, 2003        EXERCISE PRICE
           -------------  ---------------  ---------------------  ---------------------  ---------------  -------------------
                $                                 YEARS                    $                                      $
           -------------                   ---------------------  ---------------------                   -------------------
            0.25-0.50         799,421              12.38                  0.26               799,421             0.26
               0.65         2,672,423               8.89                  0.65             1,195,608             0.65
             0.75-2.5         222,393               9.51                  1.38               208,341             1.38
                            ---------                                                      ---------

                            3,694,237                                                      2,203,370
                            =========                                                      =========

C.    DIVIDENDS:

      1. The Company has not paid any cash dividends on its ordinary shares in the past and does not expect to pay cash dividends on its ordinary shares in the foreseeable future.

      2. As described in Note 14A, in the event of a distribution of cash dividends in the amount of approximately $12.8 million out of retained earnings, in respect of which the Company was tax exempt due to the "Approved Enterprise" status of its approved operations, the Company would have to pay a 25% tax on the said amount.

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)

NOTE 13 - MONETARY BALANCES IN NON-DOLLAR CURRENCY:

                                                            DECEMBER 31,
                                                        ---------------------
                                                         2003          2002
                                                        -------       -------
                                                           (IN THOUSANDS)
                                                        ---------------------

ASSETS:

   Current assets                                       $12,737       $14,805
   Long-term assets                                          32         -
                                                        -------       -------

                                                         12,769        14,805
                                                        -------       -------

LIABILITIES:
   Current liabilities                                   18,311        19,655
   Long-term liabilities                                    948         1,041
                                                        -------       -------

                                                         19,259        20,696
                                                        -------       -------

      Net monetary liabilities                          $(6,490)      $(5,891)
                                                        =======       =======

NOTE 14 - TAXES ON INCOME:

A. TAX BENEFITS UNDER THE ISRAELI LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959 (HEREAFTER - THE "LAW"):

      Some operations of BluePhoenix and certain subsidiaries ("BluePhoenix and the Subsidiaries") have been granted "Approved Enterprise" status under the Law. Since BluePhoenix and the Subsidiaries have elected to receive "alternative benefits" under the Law (i.e. - waiver of grants in exchange for a tax exemption for a limited period), the following tax rates will apply to its income from the Approved Enterprise (which will be determined based on the increase in the revenue of BluePhoenix or the Subsidiaries during the year, in relation to the revenue in the year preceding the first year of their having the abovementioned status):

      Tax exemption for 2 years, commencing in the first year it generates taxable income. For the remainder of the benefit period - 5 years - a reduced tax rate of 25%.


      Since January 31, 1997, the percentage of BluePhoenix share capital held by foreign shareholders has exceeded 25%. Therefore BluePhoenix Approved Enterprises qualify for reduced tax rates for an additional three years after the seven years mentioned above.

      The period of tax benefits described above will terminate after 7-10 years elapse from the first year in which BluePhoenix or the Subsidiaries have taxable income and 14 years elapse since the Approved Enterprise was granted and 12 years since the commencing of the Approved Enterprise.

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

B. MEASUREMENT OF RESULTS FOR TAX PURPOSES UNDER THE INCOME TAX (INFLATIONARY ADJUSTMENTS) LAW, 1985 (HEREAFTER - THE "INFLATIONARY ADJUSTMENTS LAW"):

      Under this law, results for tax purposes are adjusted based on the changes in the exchange rate of the U.S. dollar.

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

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)

NOTE 14 - TAXES ON INCOME (CONT.):

E.    DEFERRED INCOME TAXES:

      Deferred tax assets are comprised as follows:

                                                                                    DECEMBER 31,
                                                                        ------------------------------------
                                                                            2003          2002          2001
                                                                        --------      --------      --------
                                                                                    (IN THOUSANDS)
                                                                        ------------------------------------
     Net operating losses carry forwards                                $ 13,421      $ 11,954      $ 10,215
     Software development costs                                            1,028         1,027         2,113
     Provisions for employee rights and other temporary differences          853         1,128           760
                                                                        --------      --------      --------
                                                                          15,302        14,109        13,088
     Valuation allowance                                                 (15,148)      (13,393)      (12,312)
                                                                        --------      --------      --------

                                                                        $    154      $    716      $    776
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

G.    INCOME (LOSS) BEFORE TAXES ON INCOME IS COMPOSED AS FOLLOWS:

                                                        YEAR ENDED DECEMBER 31,
                                                ------------------------------------
                                                  2003          2002          2001
                                                --------      --------      --------
                                                            (IN THOUSANDS)
                                                ------------------------------------
     The Company and subsidiaries in Israel     $ (4,665)     $ (5,008)     $(13,659)
     Subsidiaries outside of Israel                7,720         3,576          (772)
                                                --------      --------      --------

                                                $  3,055      $ (1,432)     $(14,431)
                                                ========      ========      ========

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)

NOTE 14 - TAXES ON INCOME (CONT.):

H.    TAXES ON INCOME INCLUDED IN THE STATEMENTS OF INCOME:

                                                      YEAR ENDED DECEMBER 31,
                                                    ---------------------------
                                                    2003       2002       2001
                                                    -----      -----      -----
                                                           (IN THOUSANDS)
                                                    ---------------------------

     For the reported year - current:
         In Israel                                  $   8      $  (3)     $  14
         Out of Israel                                411        204        263
                                                    -----      -----      -----

                                                      419        201        277
     Taxes in respect of prior years                 (780)         9        178
     Deferred taxes, net                              513        (50)      (340)
                                                    -----      -----      -----

                                                    $ 152      $ 160      $ 115
                                                    =====      =====      =====

I. A RECONCILIATION OF THE THEORETICAL TAX EXPENSE (BENEFIT), ASSUMING ALL INCOME IS TAXED AT THE REGULAR RATES, AND THE ACTUAL TAX EXPENSE IS AS
      FOLLOWS:

                                                                                           DECEMBER 31,
                                                                              --------------------------------------
                                                                                  2003           2002           2001
                                                                              --------       --------       --------
                                                                                           (IN THOUSANDS)
                                                                              --------------------------------------
     Income (loss) before taxes on income, per consolidated statements of
         income                                                               $  3,055       $ (1,432)      $(14,431)
                                                                              --------       --------       --------

     Theoretical tax expense (income)                                            1,100           (516)        (5,195)
     Tax benefit arising from exempt tax rate as an "Approved Enterprise"           --            231            616
                                                                              --------       --------       --------

                                                                                 1,100           (285)        (4,579)
     Increase (decrease) in taxes resulting from permanent differences:
         State income tax, net of Federal benefit                                   12             91            (50)
         Tax exempt income                                                        (222)        (1,167)          (104)
         Non-deductible expenses                                                   270            379          1,348
         Effect of different tax rates in foreign subsidiaries                      --             49             --
         Taxes in respect of previous years                                       (780)             9            178
     Temporary differences for which deferred taxes were not recorded             (296)         1,431          3,272
        Other                                                                       68           (347)            50
                                                                              --------       --------       --------

     Taxes on income in the consolidated statements of income -for the
         reported year                                                        $    152       $    160       $    115
                                                                              ========       ========       ========

     Effective tax rate                                                              5%            11%             1%
                                                                              ========       ========       ========

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)

NOTE 14 - TAXES ON INCOME (CONT.):

J.    TAX LOSSES:


      1. A U.S. subsidiary has net operating losses ("NOL") carry forwards for federal tax purposes as of December 31, 2003 totaling $23 million, all of which will expire through 2022.

            That subsidiary has net operating losses carry forwards for state tax purposes of $4 million, which expire through 2007. In addition, that subsidiary has tax credits carry forwards totaling $446 thousand, which expire through 2021.


      2. The Company and its subsidiaries in Israel have NOL carry forwards for income tax purposes as of December 31, 2003 totaling NIS 66.1 million ($15.1 million).

K.    TAX ASSESSMENTS:


      The Company received a revised tax assessment for the 1997-2001 tax years at a total amount of approximately $1.2 million. As agreed with the tax authorities, the Company should pay a down payment of approximately $800 thousand payable in 24 monthly installments until December 2005. The Company is acting to obtain documentation in order to cancel the balance of approximately $400 thousand. This tax expense is fully offset against previously existing tax reserves (the tax reserve is included in accounts payable and accrual - other).


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

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)

NOTE 15 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

A.    BALANCE SHEETS:

      1.    TRADE RECEIVABLES:

                                                              DECEMBER 31,
                                                        -----------------------
                                                          2003           2002
                                                        --------       --------
                                                             (IN THOUSANDS)
                                                        -----------------------

          Trade accounts receivable                     $ 13,693       $ 11,819
          Less provision for doubtful accounts            (1,076)        (1,008)
                                                        --------       --------

                                                        $ 12,617       $ 10,811
                                                        ========       ========

      2.    OTHER CURRENT ASSETS:

                                                                 DECEMBER 31,
                                                             -------------------
                                                              2003         2002
                                                             ------       ------
                                                                (IN THOUSANDS)
                                                             -------------------

          Government departments and agencies                $  618       $1,134
          Advances to suppliers and others                       21           48
          Employees                                              80          201
          Prepaid expenses                                      178          829
          Related parties                                       477          121
          Deferred taxes                                        111          153
          Short-term deposits                                   251           --
          Interest income receivable                            163          438
                                                             ------       ------

                                                             $1,899       $2,924
                                                             ======       ======

      3.    ACCOUNTS PAYABLE AND ACCRUALS - OTHER:

                                                                 DECEMBER 31,
                                                             -------------------
                                                               2003        2002
                                                             -------     -------
                                                                (IN THOUSANDS)
                                                             -------------------
          Government departments and agencies                $ 2,809     $ 3,997
          Employees and wage-related liabilities               4,867       5,708
          Related parties                                        215          --
          Accrued expenses and other current liabilities       3,089       4,179
                                                             -------     -------

                                                             $10,980     $13,884
                                                             =======     =======

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)


NOTE 15 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT.):

B.    STATEMENTS OF OPERATIONS:

      1.    GOODWILL IMPAIRMENT, RESTRUCTURING COSTS AND NON-RECURRING EXPENSES:


                                                      YEAR ENDED DECEMBER 31,
                                                    ----------------------------
                                                     2003       2002       2001
                                                    ------     ------     ------
                                                           (IN THOUSANDS)
                                                    ----------------------------
          Goodwill impairment (1)                   $   --     $   --     $1,657
          Restructuring costs (2)                       --        472      2,660
          Non-recurring expenses                        --         --        150
                                                    ------     ------     ------
                                                    $   --     $  472     $4,467
                                                    ======     ======     ======

- -----------------
(1) Relates to the entire balance of goodwill in SCH as of December 31, 2001, which, in the estimation of the Company's management, is not recoverable.

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


      2.    PRINCIPAL CUSTOMERS:

      One customer accounted for 14% of the Company's revenues and 8.7% of the Company's trade receivable in 2003.

      In the period 2002-2001 the Company did not have revenues from any single customer in excess of 10% of total revenues in the respective period.

      3.    FINANCIAL INCOME (EXPENSES), NET:


                                                                      YEAR ENDED DECEMBER 31,
                                                                     ---------------------------
                                                                     2003       2002       2001
                                                                     -----      -----      -----
                                                                            (IN THOUSANDS)
                                                                     ---------------------------
          Interest income                                            $ 109      $ 648      $ 372
          Foreign currency translation adjustments (see Note A4)       614        (64)      (238)
          Gain (loss) on sale of marketable securities                 105         24        (46)
          Interest expenses                                           (663)      (803)      (150)
                                                                     -----      -----      -----
                                                                     $ 165      $(195)     $ (62)
                                                                     =====      =====      =====

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)

NOTE 15 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT.):

B.    STATEMENTS OF OPERATIONS (CONT.):

      4.    GAIN ON REALIZATION OF SHAREHOLDINGS:

                                                       YEAR ENDED DECEMBER 31,
                                                     ---------------------------
                                                     2003       2002       2001
                                                     -----       ----       ----
                                                           (IN THOUSANDS)
                                                     ---------------------------

          Level 8                                    $ 376       $ --       $ --
          Polyglot                                      --         --        693

                                                     $ 376       $ --       $693

      5.    OTHER INCOME (EXPENSES), NET:

                                                                                    YEAR ENDED DECEMBER 31,
                                                                              ---------------------------------
                                                                               2003         2002         2001
                                                                              -------      -------      -------
                                                                                       (IN THOUSANDS)
                                                                              ---------------------------------
          Write-down of loans to Alexandria (Note 2D)                         $    --      $    --      $(2,500)
          Loss from disposal of fixed assets                                      (31)         (37)        (149)
          Expiration of warrants in Tesnet (Note 3C)                               75          112           --
          Write-down of shareholdings in MultiConn Technologies (Note 3D)          --       (1,800)          --
          Write-down of shareholdings in Transale (1)                            (100)          --           --
          Write-down of loan to MultiConn Technologies
             (Note 3D)                                                           (350)          --           --
          Decrease of provision for losses in formerly-consolidated
             subsidiary (Note 9)                                                  541           --           --
          Other                                                                   432          144           --
                                                                              -------      -------      -------

                                                                              $   567      $(1,581)     $(2,649)
                                                                              =======      =======      =======


- ----------------
(1) In 2003, the Company wrote down its entire investment in Transale Ltd, a company accounted for under the cost method. The write-down was due to uncertainty regarding its value, since it ran out of funds and could not continue the development of its products.

C.    EARNINGS (LOSS) PER SHARE:

      Basic earnings per share ("EPS") was computed based on the average number of shares outstanding during each year, after giving retroactive effect to stock dividends and stock splits. In computing diluted EPS, effect was given to share options outstanding in each period, using the treasury stock method, provided that such effect is not anti-dilutive.

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)

NOTE 15 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT.):

C.    EARNINGS (LOSS) PER SHARE (CONT.):

      The following table sets forth the computation of basic and diluted net earnings (loss) per share.

                                                                                            YEAR ENDED DECEMBER 31,
                                                                               -----------------------------------------------
                                                                                   2003             2002              2001
                                                                               ------------     ------------      ------------
                                                                                               (IN THOUSANDS)
                                                                               -----------------------------------------------
      A.   NUMERATOR:

           Net income (loss) to holders of Ordinary shares                     $      1,851     $     (3,630)     $    (14,987)
                                                                               ============     ============      ============

           Numerator for basic and diluted net earnings (loss) per share -
            income (loss) available to holders of Ordinary
            shares                                                                    1,851           (3,630)          (14,987)
                                                                               ============     ============      ============

      B.   DENOMINATOR:

           Denominator for basic net earnings (loss) per share -
            weighted average of shares                                           13,451,234       10,517,085         9,872,278
                                                                               ============     ============      ============

           Effect of dilutive securities:
            Employee stock options                                                  193,150              * -               * -
                                                                               ============     ============      ============

           Dilutive potential Ordinary shares                                       193,150               --                --
                                                                               ============     ============      ============

           Denominator for diluted net earnings (loss) per share -
            weighted average shares and assumed exercise of options              13,644,384       10,517,085         9,872,278
                                                                               ============     ============      ============

           Basic net earnings (loss) per share                                 $       0.14     $      (0.35)     $      (1.52)
                                                                               ============     ============      ============

           Diluted net earnings (loss) per share                               $       0.14     $      (0.35)     $      (1.52)
                                                                               ============     ============      ============

      *     Anti-dilutive.


      Options to purchase 100,000 shares at $28.35 per share were outstanding during the entire years of 2002 and 2001, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the ordinary shares. Furthermore, options to purchase 1,067,000, 1,347,260 and 1,101,000 shares at various prices between 5.5 to 10.5 per share and $3.00 to $10.50 per share were outstanding during the entire years of 2003, 2002 and 2001, respectively but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the ordinary shares.

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)


NOTE 15 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT.):

D.    GEOGRAPHIC AREAS INFORMATION:

      1.    SALES - CLASSIFIED BY GEOGRAPHIC AREAS:


                                              YEAR ENDED DECEMBER 31,
                                          -------------------------------
                                           2003        2002        2001
                                          -------     -------     -------
                                                  (IN THOUSANDS)
                                          -------------------------------
          USA                             $18,520     $20,847     $21,428
          Europe (other than Denmark)      19,799       7,785       8,518
          Denmark                           8,997       2,530          --
          Israel                            3,986       4,636       7,482
          Other                             3,038         870       1,010
                                          -------     -------     -------

                                          $54,340     $36,668     $38,438
                                          =======     =======     =======


      Sales by geographic areas are determined based on the customer's location.

      2.    THE COMPANY'S LONG-LIVED ASSETS ARE AS FOLLOWS:

                                                            DECEMBER 31,
                                                       --------------------
                                                        2003         2002
                                                       -------      -------
                                                         (IN THOUSANDS)
                                                       --------------------
          Israel                                       $10,160      $ 6,318
          U.S.A                                          3,543        5,100
          Europe (other than Denmark)                      240          309
          Denmark                                           36           24
                                                       -------      -------

                                                       $13,979      $11,751
                                                       =======      =======


      Long-lived assets information is based on the physical location of the assets at the end of each of the fiscal years.

      The Company does not identify or allocate goodwill by geographic areas.

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)

NOTE 16 - TRANSACTIONS WITH RELATED PARTIES:

                                                                                     YEAR ENDED DECEMBER 31,
                                                                            ---------------------------------------
                                                                              2003            2002            2001
                                                                            -------         -------         -------
                                                                                         (IN THOUSANDS)
                                                                            ---------------------------------------
FORMULA, ITS SUBSIDIARIES AND OTHER ASSOCIATED COMPANIES:

A.    Selling, general and administrative expenses:
      Management fees (Note 11B)                                            $   180         $   180         $   180

B.    Revenues from sale of software conversion tool and software
      services to related parties                                           $   225         $ 1,108         $ 3,960

C.    Cost of revenues relating to services from related Parties            $   354         $ 1,811         $ 3,318

D.    Reimbursement with respect to services rendered to affiliated
      and other companies                                                   $   256         $   481         $ 1,516

E.    Sale of investees to Formula Vision Technologies (F.V.T.) Ltd.        $    --         $    --         $ 1,959


F. Arie Kilman was nominated as the Company Chief Executive Office in May 2003. In his former position as Liraz' chairman of the board of directors, he was granted in May 2002 a loan of approximately $300 thousand, linked to the Israeli consumer price index, and bearing an annual interest at a rate of 4%. Under the terms of the loan, the loan should be repaid to Liraz in four equal annual installments, but no later than termination of Mr. Kilman's employment. Mr. Kilman pledged 200,000 of the Liraz' shares he owned in favor of the Company to secure repayment of the loan. Following the share exchange transaction between the Company and Liraz' shareholders effective as of November 14, 2002, Mr. Kilman replaced the pledged shares with 119,760 of the Company' shares. The amount of the Company's shares pledged by Mr. Kilman was based on the exchange ratio determined in the share exchange agreement, pursuant to which every 1.67 shares of Liraz were exchanged for one BluePhoenix ordinary share. Except for the replacement of the pledged shares, the terms of the loan were not amended. As of December 31, 2003, the outstanding balance of this loan was $216 thousand.

G.    As to the Company's acquisition of Alphatech from Intercomp - see Note 2F.

H.    As to the Company's acquisition of Liraz from Formula - see Note 2E.

I. In October 2003, the Company entered into an option agreement with Intercomp to purchase Intercomp's technology for an aggregate of $1.9 million. In addition, the Company undertook to pay royalties to Intercomp of 25% of the revenues generated from the purchased technology.

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)

NOTE 17 - SUBSEQUENT EVENTS:


A.    As to the change in the Company name - see not 1A.

B.    As to the acquisition of CePost - see note 2I.

C.    As to the acquisition of Outlook - see note 2J.

D.    As to the sale of the Company's holding in Tesnet - see note 3C.

E.    As to Mainsoft's commitments - see note 11A.

F. As to grants from the Office of the Chief Scientist - see note 11D and 11E.

G.    As to the Company's put option in Intercomp - see note 12B2 and 12B3.

H.    As to a private placement - see not 12B4.

I. As to funding received from the Singapore-Israel Industrial Research and Development Foundation - see note 11L.

J. During 2004, the Company and a customer mutually agreed to terminate a contract. As a result, the Company recorded a loss of $ 400 thousand in the first quarter of 2004.