Form 20-F/A
period 2003-12-31
BLUEPHOENIX SOLUTIONS LTD
filed 2005-01-19
CIK 1029581

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

                              Item 17 ___ Item 18 X

      This Amendment No. 2 on Form 20-F/A (the "Amended 20-F") speaks as of the filing date of our Form 20-F for the fiscal year ended December 31, 2003, filed on June 1, 2004 (the "Original 20-F"), as amended by Amendment No. 1 on Form 20-F/A, filed on November 9, 2004, except for the certifications which speak as of their respective dates and the filing date of the Amended 20-F. Except as specifically indicated, the Amended 20-F has not been updated to reflect events occurring subsequent to the filing of the Original 20-F. The filing of this Amended 20-F shall not be deemed an admission that the Original 20-F, when filed, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.



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

      Our customers include, among others:


FINANCIAL SERVICES            INSURANCE                    OTHER INDUSTRIES
------------------            ---------                    ----------------
o   Rabobank Netherland BV    o   AXA Sunlife Services,    o   Altera Corporation
    PCL(UK)
                              o   NV Interpolis BTLLACERA  o   Cadence Design Systems,
o   CGD Bank - Caixa              (USA)                        Inc.
    General de Depositos
    (Portugal)                o   LBS (Germany)            o   * Computer Associates
                                                               Islandia
o   Credit Suisse             o   Mivtachim (Israel)
                                                           o   Crystal Decisions
o   Fidelity International    o   Legal and general
    Resource Management o         Resources)               o   ESRI
    Argus Health Systems
                              o   Phoenix (Israel)         o   Mentor Graphics
o   Temenos Group                 Barmenia                     Corporation
                                  Krankenversicherung
o   Rural Servicios               A.G.                     o   Microsoft Corporation
    Informaticos (Spain)
                                                           o   Cognos
o   SDC Udvikling (Denmark)
                                                           o   Synopsys MT VIEW

                                                           o   Electronic Data Systems
                                                               Corp

                                                           o   IBM Japan Ltd.

                                                           o   Commonwealth of
                                                               Australia

                                                           o   MCI WorldCom Network
                                                               Services, Inc.

                                                           o   Net Quation

                                                           o   IBM (Rational Software)

---------
Each of the customers mentioned above contributed at least $600,000 to our annual revenues for a project performed within the previous two fiscal years.

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

------------------------- ------------------------- ---------- --------------------- -----------------------
   COUNTRY AND STATE                CITY            SQ.             EXPIRATION         ANNUAL ANTICIPATED
                                                     METERS                           RENTAL FEES IN 2004
                                                                                        IN THOUSANDS US$
------------------------- ------------------------- ---------- --------------------- ---- ------------- ----
Israel                    Herzlia                       1,400  December 2006                       300
------------------------- ------------------------- ---------- --------------------- ---- ------------- ----
Israel                    Tel Aviv                        400  Monthly renewal                      60
------------------------- ------------------------- ---------- --------------------- ---- ------------- ----
Israel                    Holon                           250  February 2005                        50
------------------------- ------------------------- ---------- --------------------- ---- ------------- ----
Israel                    Lod                           1,100  June 2006                           140
------------------------- ------------------------- ---------- --------------------- ---- ------------- ----
Israel                    Azor                            450  August 2004                          75
------------------------- ------------------------- ---------- --------------------- ---- ------------- ----
USA, North Carolina       Cary                          1,300  May 2006                            260
------------------------- ------------------------- ---------- --------------------- ---- ------------- ----
USA, California           San Jose                        700  September 2006                      150
------------------------- ------------------------- ---------- --------------------- ---- ------------- ----
USA, Indiana              South Band                      700  December 2004                       120
------------------------- ------------------------- ---------- --------------------- ---- ------------- ----
Denmark                   Ballerup                      2,600  Monthly renewal                     270
------------------------- ------------------------- ---------- --------------------- ---- ------------- ----
Germany                   Frankfurt                       270  November 2004                        70
------------------------- ------------------------- ---------- --------------------- ---- ------------- ----
Netherlands               Amsterdam                       130  June 2005                            25
------------------------- ------------------------- ---------- --------------------- ---- ------------- ----
Romania                   Bucharest                       400  August 2005                          60
------------------------- ------------------------- ---------- --------------------- ---- ------------- ----
United Kingdom            Uxbridge                         40  July 2004                            75
------------------------- ------------------------- ---------- --------------------- ---- ------------- ----
Cyprus                    Nicosia                         300  June 2005                            45
------------------------- ------------------------- ---------- --------------------- ---- ------------- ----
Italy                     San Felice                      150  November 2005                        30
                          Segrate--Milano
------------------------- ------------------------- ---------- --------------------- ---- ------------- ----
TOTAL                                                  10,190                                    1,730
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

                                                                              CESSATION OF CONSOLIDATION
NAME OF SUBSIDIARY                             BEGINNING CONSOLIDATION              (IF APPLICABLE)
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


      We maintain written employment agreements with Arie Kilman, Iris Yahal and Aaron Crystal. The employment agreements are not for a specific term and we may terminate any of them upon prior notice of between three and six months. If we terminate any of these employment agreements, we will have to pay the usual severance pay required under Israeli law for all employees. The directors are not entitled to any other benefits upon termination. These agreements provide for annual base salaries and other benefits like vacation, sick leave, provision of automobiles, insurance contributions and non-compete and confidentiality agreements. The agreements also entitle Mr. Kilman and Ms. Yahal to bonuses based on achieving targets set by our board of directors. Under the terms of Mr. Crystal's employment agreement, upon our initial investment in an unaffiliated entity, Mr. Crystal has the right to co-invest, on the same terms as we invest, in an amount equal to 10% of our initial investment.


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

                                                 ORDINARY SHARES
NAME AND ADDRESS                                BENEFICIALLY OWNED
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

B.    RELATED PARTY TRANSACTIONS

      Management Agreement with Formula


      On January 1, 1996, we signed a letter agreement with Argotec Ltd., at that time our parent company wholly owned by Formula, pursuant to which Formula provides us with administrative and management support. Under the agreement, Formula provides three of our directors, including our Chairman of the Board, who is active in the direction of our business. Additionally, Formula arranges to have certain volume discounts extended to us as part of Formula's control group, and Formula provides us with administrative services, including services relating to insurance, human resources, global planning, real property leasing, and the department of motor vehicles.

      Pursuant to the letter agreement, we pay to Formula in return for its services, a management fee equal to 3.0% of our revenues, up to a maximum of $180,000 per year. The amount of management fee was negotiated between us and Argotec in 1996 when we initially entered into the letter agreement. The amount of the fee was determined based primarily on the parties' good faith estimates of the value of services to be provided by the three directors seconded to us by Formula and the extent of our expected cost savings to be generated by Formula's assistance in obtaining volume discounts and the provision of administrative support. Although we did not engage in actual negotiations with potential third-party providers of comparable services, the fee was based in part on our market knowledge of the cost of obtaining such services from third parties and/or developing the internal resources necessary to carry out these functions ourselves.

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


      In July 2003, a former Liraz shareholder filed an application with the Tel Aviv, Jaffa District Court to approve a claim filed by him against us, as a class action. The claim relates to the acquisition of Liraz shares, which we completed in March 2003. The shareholder alleges that the share price we paid to Liraz's shareholders in the tender offer and in a subsequent mandatory purchase was lower than the fair price of Liraz shares. The maximum amount of the claim is approximately $5.8 million in the aggregate. Under Israeli law, the court's approval is required for the plaintiff to represent all of the shareholders of Liraz who sold their shareholdings to us pursuant to the tender offer and the mandatory acquisition. The plaintiff has applied for such approval in the lawsuit. No hearing has yet been scheduled for this lawsuit. Based on our analysis of the statement of claim, including an evaluation of the fair value of the Liraz shares, and the price paid for Liraz shares in a previous transaction immediately prior to the tender offer, we believe that the allegations against us in this proceeding are without merit and we intend to vigorously defend the claim and contest the allegations made therein.


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

      Our management examined the work done by us and concluded that we had performed our obligations in connection with this project. Therefore, we believe that the alleged claim of Sogeti as described in the application for the lien has no grounds and is without merit. If a claim is filed against us we intend to vigorously defend it.


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

B.    PLAN OF DISTRIBUTION

Not applicable.

C.    MARKETS


      Our ordinary shares have been traded in the United States on the NASDAQ National Market since our initial public offering on January 30, 1997 and were not publicly traded prior to this date. The symbol on the NASDAQ National Market for our ordinary shares is BPHX. On January 21, 2001 we listed our ordinary shares for trading on the Tel Aviv Stock Exchange, referred to as the TASE. As of December 2, 2004, we had 1,209 beneficial shareholders.


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

E.    TAXATION

ISRAELI TAXATION


      The following is a description of material tax consequences regarding the ownership and disposition of the Company's ordinary shares under Israeli tax laws to which U.S. and other non-Israeli shareholders may be subject. The information below does not apply to specified persons or cover specified situations. Therefore, you are advised to consult your own tax advisor as to particular tax consequences unique to you related to an investment in our ordinary shares including the effects of applicable Israeli or foreign or other tax laws and possible changes in the tax laws.


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

EXHIBIT NO.
-----------

1.1 English translation of the Memorandum of Association as amended on July 23, 2003*

1.2         Articles of Association as amended on January 15, 2001**

4.1         Cooperation agreement dated August 10, 1999, between ForSoft Ltd.
            and the Registrant (English summary accompanied by Hebrew original) ***

4.2 Agreement dated June 12, 2003, among the Registrant, the owners of all of the issued and outstanding common stock of IntraComp Group Incorporated ****

4.3 Agreement dated January 11, 2001 among the Registrant, the Israel Mezzanine Fund L.P., The Israel Mezzanine Fund, The Jordan (Bermuda) Investment Company Ltd.* *


4.4 Amendment dated August 7, 2003 to agreement among the Registrant, the Israel Mezzanine Fund L.P., The Israel Mezzanine Fund and The Jordan (Bermuda) Investment Company Ltd. dated January 11, 2001+


4.5 Share Purchase Agreement dated March 30, 2004, among the Registrant and four institutional investors in connection with a $5 million private placement*****

4.6 Registration Rights Agreement dated March 30, 2004, among the Registrant and four institutional investors in connection with a $5 million private placement*****

4.7 Share Exchange Agreement dated October 13, 2002 among the Registrant, Formula Systems (1985) and certain shareholders of Liraz Systems Ltd.****

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

4.10 Form of voting agreement dated September 30, 1996 between Argotec Ltd. and each of Dan Goldstein and Gad Goldstein*******


4.11        English translation of Loan Agreement between Liraz Systems Ltd.
            and Arie Kilman dated April 2000 as amended by the Addendum dated April 2002+

4.12 Form of Indemnification Letter dated July 2003 between the Registrant and certain office holders+

4.13 Summary of credit line Letter Agreement between the Registrant and Bank Leumi Le'Israel Ltd.+


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

12.1 Certification of the Chief Executive Officer pursuant to ss.302 of the Sarbanes-Oxley Act

12.2 Certification of the Chief Financial Officer pursuant to ss.302 of the Sarbanes-Oxley Act

13.1        Certification of the Chief Executive Officer pursuant to 18 U.S.C.
            ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act

13.2        Certification of the Chief Financial Officer pursuant to 18 U.S.C.
            ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act

------------
* Incorporated by reference to the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on December 24, 1996.

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


+ Previously submitted.

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

Date: January 18, 2005

EXHIBIT INDEX

EXHIBIT NO.
-----------

1.1 English translation of the Memorandum of Association as amended on July 23, 2003*

1.2         Articles of Association as amended on January 15, 2001**

4.1         Cooperation agreement dated August 10, 1999, between ForSoft Ltd.
            and the Registrant (English summary accompanied by Hebrew original) ***

4.2 Agreement dated June 12, 2003, among the Registrant, the owners of all of the issued and outstanding common stock of IntraComp Group Incorporated ****

4.3 Agreement dated January 11, 2001 among the Registrant, the Israel Mezzanine Fund L.P., The Israel Mezzanine Fund, The Jordan (Bermuda) Investment Company Ltd.**


4.4 Amendment dated August 7, 2003 to agreement among the Registrant, the Israel Mezzanine Fund L.P., The Israel Mezzanine Fund and The Jordan (Bermuda) Investment Company Ltd. dated January 11, 2001+


4.5 Share Purchase Agreement dated March 30, 2004, among the Registrant and four institutional investors in connection with a $5 million private placement*****

4.6 Registration Rights Agreement dated March 30, 2004, among the Registrant and four institutional investors in connection with a $5 million private placement*****

4.7 Share Exchange Agreement dated October 13, 2002 among the Registrant, Formula Systems (1985) and certain shareholders of Liraz Systems Ltd.****

4.8 The 1996 Share Option Plan--Part One, as amended on January 28, 1997, December 5, 1999, December 18, 2000, December 26, 2000 and August 6, 2003******

4.9         Agreement dated January 1, 1996 among the Registrant and Argotec
            Ltd.*******

4.10 Form of voting agreement dated September 30, 1996 between Argotec Ltd. and each of Dan Goldstein and Gad Goldstein*******


4.11        English translation of Loan Agreement between Liraz Systems Ltd.
            and Arie Kilman dated April 2000 as amended by the Addendum dated April 2002+

EXHIBIT NO.
-----------


4.12 Form of Indemnification Letter dated July 2003 between the Registrant and certain office holders+

4.13 Summary of credit line Letter Agreement between the Registrant and Bank Leumi Le'Israel Ltd.+


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

12.1 Certification of the Chief Executive Officer pursuant to ss.302 of the Sarbanes-Oxley Act

12.2 Certification of the Chief Financial Officer pursuant to ss.302 of the Sarbanes-Oxley Act

13.1        Certification of the Chief Executive Officer pursuant to 18 U.S.C.
            ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act

13.2        Certification of the Chief Financial Officer pursuant to 18 U.S.C.
            ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act

--------
* Incorporated by reference to the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on December 24, 1996.

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


+ Previously submitted.

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


                                                                                                            STATE OF
                                                                          SHAREHOLDING PERCENTAGE         INCORPORATION
                                                                      --------------------------------- ------------------
                 NAME                                                      2003             2002
                 ----                                                 ---------------- ----------------
                                                                                      %
                                                                      ---------------------------------
                 SUBSIDIARIES:
                 BluePhoenix Solutions B.V.  ("BluePhoenix")                 100 *           100 *         Netherlands
                 BluePhoenix Solutions Nordic Aps                            100 *           100 *         Denmark
                 Advanced Systems Europe B.V.                                100 *           100 *         Netherlands
                 Liraz Systems Ltd. ("Liraz")                                100                90         Israel
                 Mainsoft Corporation ("Mainsoft")                            58                58         USA
                 IntraComp Group, Inc. ("IntraComp")                         100                53         USA
                 MSI Multiconn Solutions International
                   (1995) Ltd.**                                              --                60         Israel
                 Multiconn Technologies Ltd.**                                --                60         Israel

                 AFFILIATES:

                 Intercomp Ltd. ("Intercomp")                                 49                49         Israel
                 Tesnet Software Testing Ltd. ("Tesnet")                      19                19         Israel
                 MSI Multiconn Solutions International (1995) Ltd.**          60                60         Israel
                 Multiconn Technologies Ltd.**                                60                60         Israel

                  *Indirectly through Liraz.
                 **See Note 3D.

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

                           BLUEPHOENIX SOLUTIONS LTD.
                   (FORMERLY: CRYSTAL SYSTEMS SOLUTIONS LTD.)
                            (AN ISRAELI CORPORATION)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.):

S.    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:


      The Financial Accounting Standards Board (FASB) issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities", in January 2003 and amended the Interpretation in December 2003. FIN 46 requires an investor with a majority of the variable interests (primary beneficiary) in a variable interest entity (VIE) to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A VIE is an entity in which the voting equity investors do not have a controlling financial interest, or the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from the other parties. Development-stage entities that have sufficient equity invested to finance the activities they are currently engaged in and entities that are businesses, as defined in the Interpretation, are not considered VIE's. The provisions of FIN 46 were effective immediately for all arrangements entered into with new VIE's created after January 31, 2003. The disclosure requirements will be applied in the annual financial statements as of December 31, 2004. The adoption of FIN 46 is not expected to have a material impact on the Company's consolidated financial statements.


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


      In 2002, prior to the consolidation, the Company wrote down $1.8 million of the balance of its investment in Multiconn Technologies, due to impairment of the investment. The carried investment value, including loans, as of December 31, 2003 is $671 thousand.


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