Form 20-F
period 2004-12-31
BLUEPHOENIX SOLUTIONS LTD
filed 2005-03-31
CIK 1029581

F O R M 20 – F
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
Ordinary shares, NIS 0.01 par value
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2004:

13,549,539 Ordinary shares, NIS 0.01 per share

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

Item 17 ☐ Item 18 ☒

TABLE OF CONTENTS

Page
PART I
                Item 1. IDENTITY OF DIRECTRS, SENIOR MANAGEMENT AND ADVISERS
                Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE
                Item 3. KEY INFORMATION
                        A. Selected Financial Data
                        B. Capitalization and Indebtedness
                        C. Reasons For the Offer and Use of Proceeds
                        D. Risk Factors
                Item 4. INFORMATION ON THE COMPANY
                        A. History and Development of the Company
                        B. Business Overview
                        C. Organizational Structure
                        D. Property, Plants and Equipment
                Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
                        A. Operating Results
                        B. Liquidity and Capital Resources
                        C. Research and Development, Patents and Licenses
                        D. Trend Information
                        E. Off-Balance Sheet Arrangements
                        F. Tabular Disclosure of Contractual Obligations
                Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
                        A. Directors and Senior Management
                        B. Compensation
                        C. Board Practices
                        D. Employees
                        E. Share Ownership
                Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
                        A. Major Shareholders
                        B. Related party Transactions
                        C. Interests of Expert and Counsel
                Item 8. FINANCIAL INFORMATION
                        A. Consolidated Statements and Other Financial Information
                        B. Significant Changes
                Item 9. THE OFFER AND LISTING
                        A. Offer and Listing Detail
                        B. Plan of Distribution
                        C. Markets
                        D. Selling Shareholders
                        E. Dilution
                        F. Expenses of the Issue
                Item 10. ADDITIONAL INFORMATION
                        A. Share Capital
B. Memorandum and Articles of Association	6 6 6 6 7 7 8 20 20 21 40 41 41 49 54 60 60 60 61 61 61 63 64 70 70 74 74 75 79 79 79 80 80 80 81 82 82 82 82 82 82 82

                        C. Material Contracts
                        D. Exchange Controls
                        E. Taxation
                        F. Dividend and Paying Agents
                        G. Statement by Agents
                        H. Documents on Display
                        I. Subsidiary Information
                Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
                Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
                Item 13. DEFUALTS, DIVIDEND ARREARAGES AND DELIQUENCIES
                Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
                Item 15. CONTROLS AND PROCEDURES
                Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT
                Item 16B. CODE OF ETHICS
                Item 16C. PRINCIPAL ACCOUNT FEES AND SERVICES
                Item 16D. EXEMPTINS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
                Item 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
PART III
                Item 17. FINANCIAL STATEMENTS
                Item 18. FINANCIAL STATEMENTS
Item 19. EXHIBITS	86 87 87 95 95 95 95 96 96 97 97 97 97 97 98 99 99 100 100 100

P A R T I

        Some of the statements in this annual report, including those in the Risk Factors, Operating and Financial Review and Prospects, and Business Overview sections, are forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements about our plans, objectives, strategies, expectations, intentions, future financial performance, and other statements that are not historical facts. We use words like “anticipates”, “believes”, “expects”, “future”, “intends”, and similar expressions to mean that the statement is forward-looking. You should not unduly rely on these forward-looking statements, which apply only as of the date of this annual report. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described under Risk Factors.

        As used in this annual report, references to “we”, “our”, “ours” and “us” refer to BluePhoenix Solutions Ltd. and its subsidiaries, unless otherwise indicated. References to “BluePhoenix” refer to BluePhoenix Solutions Ltd.

        The name BluePhoenix™ and the names BluePhoenix™ IT Discovery, BluePhoenix™ LogicMiner, BluePhoenix™ PowerText, BluePhoenix™ WS4Legac, BluePhoenix™ DBMSMigrator, BluePhoenix™ PlatformMigrator, BluePhoenix™ LanguageMigrator, BluePhoenix™ DataMigrator, BluePhoenix™ Remediator, BluePhoenix™ GTIN/UPCEnabler, BluePhoenix™ EuroEnabler, BluePhoenix™ LiraEnabler and BluePhoenix™ AppBuilder appearing in this annual report are trademarks of our company. Other trademarks in this annual report are owned by their respective holders.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

        The following tables present our consolidated statement of operations and balance sheet data for the periods and as of the dates indicated. We derived the statement of operations data for each of the years ended December 31, 2002, 2003 and 2004 and the balance sheet data as of December 31, 2003 and 2004 from our consolidated financial statements included in Item 18 of this annual report, which have been prepared in accordance with generally accepted accounting principles as applied in the United States, or U.S. GAAP. Our consolidated financial statements have been audited by Ziv Haft certified public accountants (Isr.) BDO member firm. The selected consolidated financial data as of December 31, 2000, 2001 and 2002 and for the years ended December 31, 2000 and 2001 is derived from our audited financial statements not included in this annual report, which have been prepared in accordance with U.S. GAAP. You should read the selected consolidated financial data set forth below together with our consolidated financial statements included elsewhere in this annual report. See “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,
	2004	2003	2002	2001	2000
	$
Consolidated Statements of Operations Data:	(in thousands, except per share data)

Revenues	$57,186	$54,340	$36,668	$38,438	$49,245
Cost of revenues	24,253	24,115	15,220	17,722	20,065

Gross profit	32,933	30,225	21,448	20,716	29,180
Software development costs	8,055	8,138	7,387	8,868	9,487
Selling, general, and administrative expenses	21,388	20,140	13,245	19,794	17,461

	3,490	1,947	816	(7,946)	2,232
Goodwill impairment, restructuring costs, and
non-recurring expenses	-	-	472	4,467	-

Operating income (loss)	3,490	1,947	344	(12,413)	2,232
Financial income (expenses), net	(882)	165	(195)	(62)	1,370
Gain on realization of shareholdings	112	376	-	693	2,444
Other income (expenses), net	975	567	(1,581)	(2,649)	66

Income (loss) before taxes on income	3,695	3,055	(1,432)	(14,431)	6,112
Income tax expense	260	152	160	115	184

	3,435	2,903	(1,592)	(14,546)	5,928
Equity in losses of affiliated companies, net	(516)	(898)	(1,336)	(1,304)	(1,114)
Minority interest	(73)	(154)	(702)	863	(1,700)

Net income (loss)	$2,846	$1,851	$(3,630)	$(14,987)	$3,114

Basic earning (loss) per share	$0.21	$0.14	$(0.35)	$(1.52)	$0.31
Diluted earnings (loss) per share	$0.21	$0.14	$(0.35)	$(1.52)	$0.30

Weighted average number of shares outstanding	13,523	13,451	10,517	9,872	10,149
Weighted average number of shares outstanding assuming dilution	14,679	13,644	10,517	9,872	10,363

	December 31,
	2004	2003	2002	2001	2000
	$
Consolidated Balance Sheet Data:	(in thousands)

Working capital	$6,357	$246	$1,310	$9,901	$29,961
Total assets	90,882	80,820	87,481	54,667	69,137
Total liabilities	42,251	35,422	40,760	19,410	17,728
Shareholders' equity	48,631	45,398	46,721	35,257	51,409

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

        We have been affected by global economic changes, in particular the sharp decline in capital spending in the information technology sector and the overall business slow-down in North America and Europe, as well as in Israel. Uncertainties in the North American and European markets have influenced the purchasing patterns of leading software developers who delayed their planned orders and caused developers to reduce the amount of their planned license commitment. These changes in purchasing patterns in the IT industry directly affect our operating results. Our revenues decreased from $49.2 million in 2000 to $38.4 million in 2001 and to $36.7 million in 2002. In 2003 and 2004, as a result of a slight recovery of the market, and the impact of a strategic acquisition we completed, this trend changed, and our revenues increased to $54.3 million and $57.2 million, respectively. However, due to the overall business slow-down and in particular, the IT business slow-down, we cannot assure you that we will be able to continue increasing our revenues or keep our revenues at the same level as in 2004. We cannot know whether the global market will recover in the future, and how the economic conditions will continue to affect our business.

If we fail to successfully leverage the merger with Liraz and penetrate new markets, our operating results may be adversely affected.

        In March 2003, we completed the acquisition of the entire outstanding share capital of Liraz Systems Ltd., an Israeli company then publicly-traded on the Tel Aviv Stock Exchange, or the TASE. During 2004, we completed the integration of Liraz’s business within our business. We expect that as a result of the integration of our business with that of Liraz, the combined companies will be able to realize greater operating efficiencies and will benefit from a broader product line with a larger and more diversified marketing and support network. In addition, we anticipate that the combination of our respective technical personnel will enhance our product development capabilities. We cannot assure you that the benefits we anticipate will occur as a result of assimilating Liraz’s business will contribute to our business to the extent anticipated. This in turn may materially adversely affect our business, financial condition and our quarterly and annual results of operations.

Any future acquisitions of companies or technologies may distract our management and disrupt our business.

        As part of our growth strategy, we have been investing in and acquiring control of various companies to expand our solution portfolio. We intend to continue seeking investment opportunities. In addition, as part of our expansion strategy, we increased our controlling interest in some of our subsidiaries and fully integrated them within our business. We cannot assure you that we will be able to identify future suitable acquisition or investment candidates or, if we do identify suitable candidates, that we will be able to make the acquisitions or investments on commercially acceptable terms or at all. If we acquire, invest in, or increase our control interest in another company, we could have difficulty assimilating that company’s personnel, operations, technology, or products and service offerings into our own. In addition, the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses, and adversely affect our results of operations. Acquisitions of new companies also involve the risk of penetrating markets in which we have no or limited experience. We may incur indebtedness or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing shareholders.

We have a limited operating history in our current principal markets, which will make it difficult or impossible for you to predict our future results of operations.

        We have experienced major fluctuations in our net results. In 2004 and 2003, we had net income of $2.8 million and $1.9 million, respectively, while in 2002 and 2001 we had a net loss of $3.6 million and $15.0 million, respectively. The net loss in 2002 and 2001 was a reversal from prior years in which we had net income. The fluctuations in our net results are mainly attributable to the changes in the suite of modernization tools we have been offering to our customers, the limited experience we have had in the markets for these tools, and the difficulties we have encountered in introducing our tools to their respective markets. Most of the solutions we offer to our customers are based on tools that share a common generic technology and methodology. However, the introduction of new tools to new markets involves increased selling and marketing expenses, which in turn increases our operating expenses and directly affects our results of operations. Because of our limited experience in our principal markets and with our new products, we cannot assure you that our strategy for operating in these markets or selling these products will be successful. You should not rely on our historical results of operations as indications of future performance.

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

        Our quarterly and annual revenues, gross profits, and results of operations have fluctuated significantly in the past and we expect them to continue to fluctuate significantly in the future. These fluctuations are the result of risks related to the introduction of new products as described above and any of the following events:

—	adverse economic conditions in various geographic areas where our customers and potential customers operate;
—	acquisitions and dispositions of companies;
—	timing of completion of specified milestones and delays in implementation;
—	timing of product releases;
—	timing of contracts;
—	increases in selling and marketing expenses, as well as other operating expenses; and
—	currency fluctuations.

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

        In August 1998, our subsidiary, Mainsoft Corporation, entered into a Windows source-code licensing agreement. Pursuant to this agreement and the amendments thereto, Microsoft granted Mainsoft access to specified Microsoft source code, including new versions, service packs, and upgrade releases for Windows. Microsoft also granted Mainsoft distribution rights to the Windows object code licensed as a component in Mainsoft’s products. Mainsoft’s ability to continue to market the Visual MainWin for Unix depends upon Microsoft providing access to updated and additional source code. We anticipate that in the future, we will pursue a source code license from Microsoft for any subsequent code we may benefit from. However, we cannot assure you that we will be able to negotiate successfully any additional license rights on a timely basis or at all, or that these license rights would be on terms acceptable to us. If we are unable to develop future products under a source code license agreement with Microsoft, we may encounter difficulties in selling updated versions of our cross-platform products and as a result, our business, results of operations, and financial condition could be adversely affected.

        The rights that Microsoft granted to Mainsoft are non-exclusive. We cannot assure you that Microsoft has not granted, or will not grant, similar or more extensive rights to use its technology on similar or more favorable terms to our existing or new competitors, which could have an adverse effect on our ability to market our cross-platform products. Furthermore, we cannot assure you that Microsoft will not internally develop or otherwise acquire its own cross-platform development solution, thereby becoming a direct competitor of ours. The emergence of Microsoft as a direct or indirect competitor of ours would intensify competition in the environment in which we operate.

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

        On February 13, 2004, there were public reports that a leak of Microsoft source code had occurred on the Internet. These reports indicated that the source code contained trace references to the Mainsoft servers and personnel. Mainsoft’s management team immediately adopted an open door policy of full cooperation with local authorities, the FBI, and Microsoft in their respective investigations. All parties conducting investigations have found no trace of a security breach after that date. The FBI notified us that as of December 31, 2004, the investigation has not yet been completed.

        While Mainsoft believes its relationship with Microsoft will continue on terms acceptable to us, a change in the relationship could adversely affect our business, results of operations, and financial condition.

If we fail to address the strain on our resources caused by changes in our company, we will be unable to effectively manage our business.

        In the past few years, we have undergone significant changes in our product offerings. These changes include developing and marketing new modernization tools and expanding the sales of our products further into the North American market. This has placed and will continue to place substantial demands upon our management, systems, and resources, including our sales, project management, consulting personnel, and software development operations. Our ability to manage any future changes or growth depends on our ability to continue to implement and improve our operational, financial, and management information control and reporting systems on a timely basis, and to expand, train, motivate, and manage our work force. If we cannot respond effectively to changing business conditions, our business, financial condition, and results of operations could be materially adversely affected.

If we are unable to manage the effects of the variations in our offering portfolio, our results will be adversely affected.

We specialize in the development and implementation of sophisticated software modernization tools and products. We leverage our know-how, experience and generic technologies, to develop and introduce new software tools that enable the modernization of legacy systems. The need for our modernization solutions changes over time, and recent regulations or newly introduced technologies may create new needs for modernization solutions. As part of our growth strategy, as a new need evolves, we typically conduct a market analysis to qualify and quantify the market opportunity. If the results justify the investment required for the development of new products or tools, then we begin the development process of the new product. In order to maintain our position in the market, and our ability to address the constantly changing needs of the marketplace, we continually invest in the development of new products. The net annual expense related to research and development has varied between $7 million and $8 million in the last three years.

        In order to properly introduce a new product to the marketplace or to introduce our current products into new markets, we continuously update our marketing materials, educate our sales force and make changes to our operations. If these activities are not completed in a timely manner, our new product introduction may be delayed.

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

        In the past years, we have successfully used our software modernization tools in numerous software projects. In the course of providing our modernization solutions, the project team conducts testing to detect the existence of failures, errors and bugs. In addition, we have instituted a quality assurance procedure for correcting errors and bugs in our tools. The amount of failures, errors and bugs detected in modernization projects to date, and the cost of correcting them, have not been significant. However, if our modernization solutions fail to function efficiently or if errors or bugs are detected in our tools, we might incur significant expenditures in an attempt to remedy the problem. The consequences of failures, errors, and bugs could have a material adverse effect on our business, operating results, and financial condition.

If we fail to satisfy our customers’ expectations regarding our solutions, our contracts may be cancelled and we may be the subject of damages claims.

        In the event that we fail to satisfy our customers’ expectations from the results of the implementation of our solutions, or if we fail to timely deliver our solutions to our customers, these customers may suffer damages. When and if this occurs, customers may have the ability to cancel our contracts.  Any cancellation of a contract could cause us to suffer damages, since we might not be paid for costs that we incurred in performing services prior to the date of cancellation. In addition, from time to time we may be subject to claims as a result of not delivering our products on time or in a satisfactory manner. Such disputes or others may lead to material damages.

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

        Substantial litigation over intellectual property rights exists in the software industry. Software products may be increasingly subject to third-party infringement claims as the functionality of products in different industry segments overlaps. Although our products and services have never been the subject of an infringement proceeding, we cannot predict whether third parties will assert claims of infringement against us. In addition, our employees and contractors have access to software licensed by us from third parties. A breach of the non-disclosure undertakings by any of our employees or contractors may lead to a claim of infringement against us. Any claim, with or without merit, could:

—	be expensive and time-consuming to defend;
—	divert management's attention and resources; or
—	require us to enter into royalty or licensing agreements to obtain the right to use a necessary product or component.

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

        In July 2003, a former Liraz shareholder filed an application with the Tel-Aviv – Jaffa District Court to approve a claim filed by him against us, as a class action. The claim relates to the acquisition of Liraz shares, which we completed in March 2003. The shareholder alleges that the share price we paid to Liraz’s shareholders in the tender offer and in a subsequent mandatory purchase was lower than the fair price of Liraz shares. The maximum amount of the claim is approximately $5.8 million in the aggregate. Under Israeli law, the court’s approval is required for the plaintiff to represent all of the shareholders of Liraz who sold their shareholdings to us pursuant to the tender offer and the mandatory acquisition. The plaintiff has applied for such approval in the lawsuit. No preliminary hearing has been scheduled. Based on our analysis of the statement of claim, our management believes that the claim is without merit. However, if we are not successful in defending this claim, we could be exposed to considerable financial liabilities and as a result, our financial condition could be materially adversely harmed.

Our largest shareholder, Formula, controls a majority of our ordinary shares and influences the outcome of matters that require shareholder approval.

        Formula Systems (1985) Ltd. owns, as of March 16, 2005, 58.6% of our outstanding ordinary shares. Therefore, Formula has the power to control the outcome of most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. In addition, Dan Goldstein, a member of our board of directors and chairman of the board of Formula, and Gad Goldstein, the chairman of our board and a director, president, and chief executive officer of Formula, own, in the aggregate, 755,138 ordinary shares, representing 5.6% of our outstanding ordinary shares. These individuals have entered into agreements that require them to vote their shares as instructed by Formula. Accordingly, Formula is deemed to beneficially own approximately 64.2% of our outstanding ordinary shares.

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

        The stock market in general has experienced during the past few years extreme price and volume fluctuations. The market prices of securities of technology companies have been extremely volatile, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations could adversely affect the market price of our ordinary shares. During 2003, for example, the market price of our ordinary shares traded on the NASDAQ fluctuated between $7.04 and $2.10, and during 2004, the market price of our ordinary shares fluctuated between $7.49 and $3.92. The market price of our ordinary shares may continue to fluctuate substantially due to a variety of factors, including:

—	any actual or anticipated fluctuations in our or our competitors' quarterly revenues and operating results;
—	shortfalls in our operating results from levels forecast by securities analysts;
—	public announcements concerning us or our competitors;
—	the introduction or market acceptance of new products or service offerings by us or by our competitors;
—	changes in product pricing policies by us or our competitors;
—	changes in security analysts' financial estimates;
—	changes in accounting principles;
—	sales of our shares by existing shareholders; and
—	the loss of any of our key personnel.

        In addition, economic, political, and market conditions and military conflicts and, in particular, those specifically related to the State of Israel, may affect the market price of our shares.

Future sales of our shares in the public market or issuances of additional securities could cause the market price for our ordinary shares to fall.

        As of March 16, 2005, we had 13,556,205 ordinary shares outstanding (excluding 1,870,565 held by two of our wholly owned subsidiaries). In addition, we have reserved 2,625,021 ordinary shares for issuance under our option plans. We also have certain commitments described below to issue BluePhoenix ordinary shares and register them for resale.

        We have made a commitment to purchase from First Israel Mezzanine Investors Ltd., known as FIMI, promissory notes issued by Intercomp Ltd., one of our subsidiaries, in an aggregate principal amount of $3.5 million plus interest accrued since January 2001 at an annual rate of 5%. Of the principal amount of such promissory notes, $2.33 million plus the interest accrued may be paid, subject to FIMI’s approval, in BluePhoenix’s ordinary shares. We also undertook to issue FIMI warrants to purchase up to 336,000 BluePhoenix’s ordinary shares. We also agreed to register the shares underlying FIMI’s option for resale. Under certain circumstances, we are obliged to register for resale the shares underlying FIMI’s warrants.

        For more information about the option and warrants granted to FIMI, see “Item 5.B. Liquidity and Capital Resources – Contractual Commitments and Guarantees.”

        In addition, as part of a $5 million private placement we completed on March 30, 2004, we issued to each of the participating four institutional investors, convertible debentures and warrants exercisable into BluePhoenix’s ordinary shares. If all such debentures, including interest, are converted into BluePhoenix’s ordinary shares and the warrants are fully exercised, we would be required to issue to the investors up to 1,238,095 ordinary shares, subject to adjustments. Under certain circumstances, the investors are entitled to purchase additional convertible debentures and warrants, which if converted and exercised in full, would increase the number of issued shares by an additional 866,666 ordinary shares. In connection with the private placement, we filed a registration statement for the resale of the ordinary shares underlying the convertible debentures and warrants.

        For more information about the $5 million private placement, see “Item 6.E. Share Ownership – Arrangements Involving the Issue of Blue Phoenix’s Shares or Grant of Options to Purchase Shares – Convertible Debentures and Warrants Purchased by Institutional Investors.”

        In addition, certain of our shareholders, holding in the aggregate 10,317,271 ordinary shares, have registration rights with respect to the shares they hold, including piggyback rights.

        If a large number of our ordinary shares are sold in a short period, the price of our ordinary shares would likely decrease.

We will be required to record a compensation expense in connection with stock option grants and, as a result, our profitability may be reduced significantly.

        The financial Accounting Standards Board (“FASB”) has recently issued an accounting standard that will require that the fair value of all equity-based awards granted to employees be recognized in the statement of operations as a compensation expense, beginning in the third quarter of 2005. The various methods for determining the fair value of stock options are based on, among other things, the volatility of the underlying stock. The impact of the adoption of this standard cannot be predicted at this time because it will depend also on levels of share based compensation granted in the future. Had we adopted this standard in prior periods, however, the impact would have had an adverse effect on our profitability. The adoption of this standard could materially adversely affect our profitability in the future. Such adoption could also limit our ability to continue to use stock options as an incentive and retention tool, which could, in turn, hurt our ability to recruit employees and retain existing employees.

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

        We have generated approximately 45% of our international revenues in 2004 from sales to European customers. Additional risks inherent in our European and other worldwide business activities generally include unexpected changes in regulatory requirements, tariffs and other trade barriers, costs of localizing products for foreign countries, lack of acceptance of localized products in European and other foreign countries, longer accounts receivable payment cycles, difficulties in operations of management, potentially adverse tax consequences, including restrictions on the repatriation of earnings, and the burdens of complying with a wide variety of European and other foreign laws. We cannot assure you that these factors will not have a material adverse effect on our future European and other international sales and, consequently, on our business, operating results and financial condition.

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

        Our reporting currency is the United States dollar, which is our functional currency. Most of our revenues are in dollars and euros, while a substantial portion of our expenses, principally salaries and related personnel expenses, are in new Israeli shekels, or NIS. As a result, we are exposed to any of the following risks:

—	that the inflation rate in Israel will exceed the NIS devaluation rate against the dollar or the euro;
—	that the devaluation process will lag behind the NIS inflation timing; or
—	that the euro will devaluate against the dollar.

        If any of these occur, the dollar or euro cost of our operations, as well as our financial expenses, would increase. We cannot predict any future trends of the rate of inflation in Israel or the rate of devaluation of the NIS or the euro against the dollar. An increase in our dollar or euro operational cost will adversely affect our dollar-measured results of operations. In addition, our operations could be adversely affected if we are unable to hedge against currency fluctuations in the future. To date, we have not engaged in significant hedging transactions. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS or the euro. However, we cannot assure you that these measures will adequately protect us from material adverse effects arising from the impact of inflation in Israel. For additional information relating to the exchange rates between different relevant currencies, see “Item 5. Operating and Financial Review and Prospects – Overview – Our Reporting Currency”.

Fluctuations in foreign currency values affect the prices of our products, which in turn may affect our business and results of operations.

        Most of our worldwide sales are currently denominated in dollars. A decrease in the value of the dollar relative to foreign currencies, in particular the euro, Danish kroner (DKK) and the new Israeli shekel (NIS) would make our products more expensive and increase our operating costs and, therefore, could adversely affect our results and harm our competitive position in the markets in which we compete.

We are subject to multiple taxing jurisdictions. If we fail to estimate accurately the amount of income tax due in any of these jurisdictions, our net income might be affected.

        We operate within multiple taxing jurisdictions and are subject to taxation by these jurisdictions at rates higher than those to which we are subject in Israel. In addition, we may be subject to audits in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. In our management’s opinion, we have made adequate provisions for income taxes for all past years. Although our management believes that its estimates are reasonable, we cannot assure you that the final tax outcome of these issues will not be different than those, which are reflected in our income tax provisions. Such differences could have a material effect on our income tax provision and net income in the period in which such outcome occurs.

Risks Relating to Operations in Israel

Political, economic, and military conditions in Israel could negatively impact our business.

        We are incorporated under the laws of the State of Israel, and certain of our key management personnel as well as certain of our research and development facilities are located in Israel. Although we generate most of our revenues from international markets, we nonetheless are influenced by the political, economic and military conditions affecting Israel. The execution of Israel’s plan of unilateral disengagement from the Gaza Strip and some parts of the West Bank may affect Israel’s foreign relations and the stability of the region. Major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, operating results and financial condition. Furthermore, several countries restrict business with Israeli companies. In addition, nonexempt male adult citizens of Israel, including some of our officers and employees, are obligated to perform military reserve duty until the age of 40 or 45 depending on their function in the army, and are subject to being called for active duty under emergency circumstances. While we have operated effectively under these requirements since our incorporation, we cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our operations in Israel and our business may be adversely affected.

The tax benefits available to us from government programs may be discontinued or reduced at any time, which would likely increase our taxes.

        We receive tax benefits under Israeli government programs, particularly as a result of the “Approved Enterprise” status of certain of our operations in Israel. “Approved Enterprise” status is granted by the Israeli Investment Center of the Ministry of Industry and Trade and entitles the company to a variety of tax incentives. The incentives awarded to certain of our subsidiaries include reduced tax rates and a tax holiday. We were granted a two year tax exemption, followed by a five year reduced tax rate of 25% instead of 35% on income derived from our “Approved Enterprise” investment programs. In order to qualify for these incentives, the “Approved Enterprise” is required to provide minimum paid-in-capital (30% of the investment), to show an increase in its export activities, and to meet other general investing criteria. As of March 16, 2005, we have met those criteria and received tax benefits from our “Approved Enterprise” programs, as presented in Note 14I to our financial statements. To maintain our eligibility for these programs and benefits, we must meet the conditions mentioned above. We cannot assure you that these programs and tax benefits will continue at the same level in the future. If these tax benefits and programs are terminated or reduced, we could pay increased taxes in the future, which could decrease our profits.

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

        We are organized under the laws of the State of Israel. Most of our executive officers and directors are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to:

—	effect service of process within the United States on us or any of our executive officers or directors who are nonresidents of the United States;
—	enforce court judgments obtained in the United States including those predicated upon the civil liability provisions of the United States federal securities laws, against us or against any of our executive officers or directors which are nonresidents of the United States, in the United States or Israel; and
—	bring an original action in an Israeli court against us or against any of our executive officers or directors to enforce liabilities based upon the United States federal securities laws.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

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

        In 2002, we acquired control of Liraz Systems Ltd. In 2003, we completed the acquisition of the remaining outstanding share capital of Liraz. Since 2002, we have run our worldwide operations through several additional wholly owned subsidiaries, named below:

Name of Subsidiary	Country of Incorporation

BluePhoenix Solutions USA Inc.	United States
IntraComp Group Inc.	Unites States
BluePhoenix Solutions Nordic ApS	Denmark
BluePhoenix Solutions U.K. Ltd.	United Kingdom

Name of Subsidiary	Country of Incorporation

BluePhoenix Solutions SRL	Italy
BluePhoenix Solutions GmbH	Germany
BluePhoenix Solutions B.V	The Netherlands
BluePhoenix Solutions Ltd.	Cyprus
Alphatech (2000) Srl	Romania
BluePhoenix Solutions Pty Ltd.	Australia

        For a discussion of our capital expenditures and divestitures, see “Item 4.B. Business Overview – Investments and Acquisitions” and “Item 5.B. Liquidity and Capital Resources.”

B.	Business Overview

Our Business

        We develop and market unique enterprise IT modernization, or EIM, solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure and to effectively compete in today’s environment. The combination of our comprehensive set of products and tools with our expert services methodology provides an efficient and cost-effective process for extending the return on investment of existing enterprise IT assets. Our solutions, which include technology for Understanding, Presentment, Migration, Remediation, and Redevelopment, allow companies to fully leverage their current systems and applications, speed up and reduce the cost of the renewal process, and effectively update their systems in order to adapt to new business demands.

        Our solution portfolio includes invasive and noninvasive software products, software tools and support services that address the most pressing challenges organizations and companies face today.

        Our solutions enable companies to:

—	better understand and manage their IT systems and resources;
—	easily integrate packaged applications and build customized applications;
—	significantly decrease maintenance, human resource, and technology costs;
—	quickly migrate to modern databases, platforms, applications, and programming languages;
—	substantially transform applications and databases in order to address regulatory and business changes; and
—	directly gain access to cutting edge technology and new business channels.

        Our comprehensive enterprise technologies span mainframe, midrange, and client/server computing platforms. We have enhanced our expertise through the successful completion of projects for many large organizations over the past 18 years, establishing our credibility and achieving international recognition and presence. Based on our technology and that of our affiliates, we develop and market software products, tools, and related methodologies. We deliver our tools and methodologies together with training and support in order to provide enterprises with comprehensive solutions, primarily for the modernization of existing IT systems.

        In 1997, we introduced our C-MILL millennium conversion tool, which was developed based on our generic modernization technology, and we were awarded significant contracts from leading international system integrators. In 1997 and 1998, we derived substantially all of our revenues from millennium conversion projects. Since 2000, we have derived all of our revenues from providing legacy modernization and porting solutions.

        As part of our growth strategy, we sought opportunities to increase our revenue base through the acquisition of complementary products and services. This culminated in the acquisition of a controlling interest in Liraz in November 2002, and the purchase of the remaining outstanding interest in Liraz in March 2003. Liraz’s business included the operations of BluePhoenix Solutions B.V. and its international subsidiaries. Through our subsidiaries, we develop and market the AppBuilder, formerly developed and marketed by Liraz, a software product used for the development of sophisticated and robust applications needed by large enterprises. Following the acquisition, we have benefited from Liraz’s large install base that includes leading international banks and financial institutions, whose information systems operate in various legacy environments.

        We believe that following the Liraz acquisition, utilizing our combined broad technology offering and our worldwide marketing capabilities, we became a leading global player in the enterprise IT modernization market. With 12 offices in 10 countries, five full service delivery centers, and representatives, we provide our products and services worldwide.

Market Background

        Companies initiate IT modernization projects for a wide range of reasons, such as:

—	maintaining a competitive edge in the market;
—	addressing changing business needs;
—	complying with new regulations;
—	reducing maintenance, human resources, and technology costs; or
—	gaining access to cutting edge technology and new business channels.

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

        The EIM market is divided into the following categories:

        Enterprise IT Understanding – Solutions that enable companies to make informed strategic decisions regarding the future of their IT systems by automatically capturing multiple levels of operational and development information into a consolidated metadata warehouse. These tools facilitate global assessments and impact analyses of application assets, thus helping reduce costs, streamline working processes, and increase efficiency.

        Enterprise IT Presentment – Noninvasive solutions that enable companies to intelligently mine text and convert documents from any legacy system into Web-enabled formats and to turn mainframe applications into Web services. These tools help medium to large-sized organizations offer their customers and employees immediate Web-based viewing and delivery of all their documents, including invoices, statements, bills, reports, and policies. The Web services solution allows customers to extend their development environment by providing access to mainframe systems through Web services protocols, making the legacy systems appear as modern systems.

        Enterprise IT Migration – Solutions that enable companies to consolidate and eliminate a wide range of legacy hardware and software through automated migrations of applications, databases, platforms, programming languages, and data. These tools help reduce costs and resources, and minimize reliance on proprietary technology, sunset products, and dwindling skill sets.

        Enterprise IT Remediation – Solutions that enable companies to extend the life of their existing IT systems by quickly adapting to new regulatory changes and business requirements. These automated tools can be easily customized to fit any IT environment and corporate need, including data field adjustment, IT standardization, and system consolidation.

        Enterprise IT Redevelopment – Solutions that enable companies to mine existing applications by extracting business rules, data flows, and data models, and then reusing the proven code base to create more flexible Java/Web-based applications. These tools help reduce maintenance costs and resources and application development time-to-market.

Enterprise IT Understanding

        In the current lean budgetary environment, companies that want to extend the return on investment of their existing systems need to modernize their legacy systems. Since modernization projects are intricate and complex, the essential first step is a thorough review of existing IT assets.

        Our understanding solutions provide automated, detailed mapping of system-wide IT activity and the interconnections between all software components. This detailed road map serves as the basis for optimizing the reuse of existing IT systems, tailoring the modernization plan for the company’s unique IT environment and corporate requirements, and reducing future ongoing maintenance costs.

        Modernization initiatives that need to be based on an in-depth examination of actual system elements include:

—	building and rewriting enterprise-scale application components;
—	implementing new technologies such as Web-enablement;
—	integrating purchased and newly written applications;
—	consolidating servers and applications;
—	migrating to more modern platforms, databases and languages;
—	transforming current applications to adapt to changing business standards; and
—	protecting against the loss of critical personnel and corporate knowledge base.

Our integrated set of enterprise IT understanding solutions are designed to assist companies in achieving these goals by accurately mapping raw IT operational and development data, down to the program code level, into a consolidated enterprise-wide warehouse. The gathered information enables companies to keep track of system inventories, resources, and interrelationships and to intelligently mine systems and application metadata.

        This enterprise-wide view can then be used for a variety of strategic purposes, including:

—	performing impact, cost, and trend analyses as well as ongoing tracking of IT resources, inventories, components, their usage and their interrelationships;
—	running business-logic analyses for business process identification, evaluation, extraction, transition, and enhancement;
—	achieving significant cost reductions through the elimination of unused products, unnecessary software upgrades, inefficient storage allocations, and wasteful CPU usage; and
—	providing more efficient application development by reusing systems and leveraging existing business rules.

BluePhoenix™ IT Discovery – This solution provides fast and convenient access to application inventory, dependency, and operational information. This tool performs the complete audit necessary to enable companies to define and analyze all application assets in order to make informed decisions about ongoing modernization activities. IT Discovery provides the ability to analyze on a refreshable basis numerous technology environments, and from them extract and report on the interrelationships among the components that make up these environments. In this manner, it provides an organization the ability to discover information about its current systems, thereby insuring that ongoing decisions are made based on an accurate audit of the current environment.

Enterprise IT Presentment

Our enterprise IT presentment solutions enable companies to more effectively use the large amount of information produced by batch reports generated from legacy systems and to turn mainframe applications into Web services directly from the existing development environment. The presentment process extracts and manages report and document content and then selectively redisplays it in graphical form over the Web. The results are easy to access, read, and distribute, fully secure, and do not require large amounts of storage space.

        BluePhoenix™ PowerText – This product provides companies with the ability to define XML (Extensible Markup Language)-based data views from their existing reports. Each data view can be associated with an XSL (Extensible Stylesheet Language) definition used to create a graphical presentation of the data. This process enables data such as invoice numbers to be extracted from a character-based batch report and redisplayed as data on an actual invoice form. Original reports are fed though the listener-based PowerText that uses the created definitions to extract the XML views. Once extracted, they are stored in the view database requiring much less storage capacity than either scanned reports or the original character reports. Using PowerText’s browser-based view selector, the XML views in the database can be displayed graphically using the associated XSL. They can also be downloaded directly as XML into any tool that supports XML input, such as Microsoft Excel.

         BluePhoenix™ WS4Legacy – A comprehensive end-to-end solution that enables companies to adapt their existing development environment by providing access to mainframe systems through Web services protocols, a standard in today’s market. WS4Legacy makes legacy systems appear as modern systems, and enables them to communicate with other applications in the same language. WS4Legacy provides two way Web services support; not only publishing legacy transactions as Web services, but also allowing legacy programs to consume Web services. WS4Legacy’s strict adherence to open standards and protocols allows the seamless integration of new tools and technologies, such as Java or ..NET.

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

        Our migration solutions provide numerous advantages, including:

—	significantly decreasing project costs, risk of errors, and time;
—	preserving corporate business knowledge;
—	substantially reducing dependency on scarce skill sets;
—	solving problematic maintenance issues;
—	enabling end-to-end project control and management;
—	directly supplying a full audit trail and documentation of all changes;
—	minimizing system freeze time with a unique “refresh” feature; and
—	comprehensively working with most mainframe and non-mainframe platforms.

        The enterprise IT migration suite includes the following solutions:

        BluePhoenix™ DBMSMigrator – An automated migration tool that converts applications from nonrelational databases, such as IDMS, ADABAS, and VSAM, to relational databases, such as DB2, Oracle and SQL Server. The tool performs automated conversions that provide companies with fully functional compliance for source and target applications and minimal application, functional, and logical program flow changes. DBMSMigrator leaves no residuals, emulation software, or translation procedures and allows system support to continue uninterrupted during the migration project. As a result of the conversion process, the migrated application operates more efficiently, is easier to maintain, and contains complete documentation of the customer’s knowledge base and guidelines.

        BluePhoenix™ PlatformMigrator – An automated migration tool that convertsa range of platforms, including VSE, MVS, and Bull GCOS, and can becustomized to fit the unique IT configuration and business rules of each customer site. The tool converts platforms to a pure, native installation so that programs are not required to run under emulation or through translation techniques. PlatformMigrator solutions assist companies with maintaining service levels, setting and upgrading standards, implementing the new IT environment, training IT users, implementing new facilities like a security system or a batch scheduler, and testing for functional equivalence.

        BluePhoenix™ LanguageMigrator – An automated migration tool for converting COBOL and 4GLs (fourth generation languages) such as ADSO, Natural Mantis and COOL:Gen. This reliable, time-efficient, and comprehensive solution enables site-wide installation, simultaneous testing, and implementation of batch programs. In addition, LanguageMigrator identifies the compatibility of the code, converts it to the new standards required by customers, and analyzes converted programs to identify potential problems. For more information about future developments of this tool, see “Research and Development.”

        BluePhoenix™ DataMigrator – A Windows-based tool for migrating data between various data system environments. Coupled with a step-by-step proven methodology, the tool provides a fully structured but still versatile automated data migration process. DataMigrator enables full control of source and target data definitions resulting in consistent, accurate, highest quality target data with no data loss, and efficient utilization of available resources. In addition, it provides support for partial or incremental migration and for multiple run-time environments.

Enterprise IT Remediation

        Our integrated set of enterprise IT remediation solutions enable companies to extend the life of their existing IT systems when faced with ongoing regulatory changes and new business requirements. Our remediation solutions address a variety of corporate needs and include:

        BluePhoenix™ FieldEnabler – New business decisions or regulatory requirements often require companies to make changes that impact a wide range of system components. These include field adjustments that involve changes in the type, length, and structure of a database or program field, such as expanding a dealer code. FieldEnabler is a rule-based tool that enables a step-by-step, comprehensive process for making these kinds of modifications across an enterprise in a reliable and time-efficient manner.

        BluePhoenix™ StandardsEnabler – A highly automated solution for reliably facilitating system consolidation into a single set of naming standards. Since all resources being converted must be changed in parallel, the large task of manually standardizing the naming of system components is not practical. Our solution provides automated solution to this problem.

        BluePhoenix™ COBOL/LE-Enabler – A highly automated solution that facilitates the migration of COBOL code from non-LE compliant environments to LE compliant environments.

        BluePhoenix™ EuroEnabler – A highly automated solution that enables the transformation of applications to be euro compliant. EuroEnabler fully preserves system and data integrity and helps to maintain existing levels of system application development and maintenance throughout the process.

        BluePhoenix™ LiraEnabler – A highly automated solution that enables applications to be compliant with the Turkish currency requirements for entry into the European Community.

        BluePhoenix™ GTIN/UPCEnabler – A highly automated solution that enables companies to quickly and easily comply with the 2005 Sunrise and GTIN/GLN initiatives.

Enterprise IT Redevelopment

        Enterprise IT environments are complex, and can prevent companies from quickly and easily adapting to new business needs and requirements. The more companies can organize and understand their applications, the faster they can adapt to inevitable changes. While organizations are mostly satisfied with the existing business functionality of their applications, they usually want to improve their business processes and leverage technologies such as Web-enabled and service-oriented architectures. Additionally, they are eager to find a way to lower their maintenance costs, which consume 70%–80% of total IT spending.

        Our enterprise IT redevelopment suite enables companies to efficiently mine, reuse, and rewrite their existing applications, thus incrementally redeveloping their legacy systems, extending them into new technologies, and saving on development and programmer costs.

        BluePhoenix™ AppBuilder – Our primary redevelopment legacy environment has been used for managing, maintaining, and reusing the complicated applications needed by large businesses. It provides the infrastructure for enterprises worldwide, across several industries, with applications running millions of transactions daily on legacy systems. Enterprises using AppBuilder can build, deploy, and maintain large-scale custom-built business applications for years without being dependent on any particular technology until they cease using their legacy infrastructure. AppBuilder acts like a virtual application warehouse, keeping the underlying structure of the system in an organized framework such that developers can easily understand it. This allows companies to reuse critical business components, realizing a long-term return on investment for both new and existing applications.

        Visual MainWin® for the Unix and Linux platforms (formerly MainWin) – Visual MainWin® for the Unix and Linux platforms is an advanced application-porting platform that enables IT organizations to develop applications in Visual C++ and deploy them natively on Unix and Linux without the investment that is usually associated with such an undertaking.

        Customers continue to choose Unix due to its reliability and scalability in production environments, despite the wide popularity of Windows-based systems for application development and smaller departmental production applications. As a result, enterprises confront not only the complexity inherent in these heterogeneous computing environments, but also the higher costs of developing, maintaining, and updating applications for multiple systems. Using our Visual MainWin® products, independent software vendors and enterprise IT professionals can develop software applications using the powerful Windows development tools and then quickly and efficiently deploy those Windows applications natively on Unix systems.

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

        Mainsoft has entered into a licensing agreement with Microsoft, pursuant to which Microsoft granted Mainsoft access to specified Microsoft source code, including new versions, service packs, and upgrade releases for Windows. Microsoft also granted Mainsoft distribution rights to the Windows object code licensed as a component in Mainsoft’s products.

        Visual MainWin® for the J2EE platform – In February 2004, Mainsoft launched its new generation product: Visual MainWin® for the J2EE platform (formerly named Grasshopper). The Visual MainWin® for J2EE Platform is a cross-platform development solution that bridges the .NET/J2EE divide, enabling Visual Basic .NET and C# developers to develop J2EE Web Applications and Web services using the Visual Studio .NET development environment. With Visual MainWin® for the J2EE platform, .NET and Java developers can accelerate J2EE development by co-developing Web applications and Web services. Visual MainWin® also eliminates .NET/J2EE server integration costs by enabling ASP.NET applications to be deployed on industry-leading J2EE application servers, such as BEA Weblogic, IBM WebSphere or Tomcat.

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

        Following is a description of our investments and acquisitions, which form a part of our business as described above:

        Liraz. In November 2002, we purchased through a share exchange transaction, approximately 86% of the outstanding share capital of Liraz, an international software and services company, developing and marketing the AppBuilder, then publicly traded on the TASE. As part of the share exchange transaction, we issued to Liraz’s selling shareholders, including Formula, 3,478,624 of our ordinary shares, constituting an aggregate of 26% of our outstanding share capital. In two public tender offers that we published in December 2002 and March 2003, we purchased additional shares of Liraz representing 9% of the outstanding share capital of Liraz. In March 2003, pursuant to the provisions of the Israeli Companies Law, we purchased the remaining outstanding share capital of Liraz. The total aggregate amount of those cash purchases was $2.7 million. Following these transactions, we currently hold the entire outstanding share capital of Liraz. During 2003 and 2004, we assimilated and integrated Liraz’s infrastructure, management, personnel and sales and marketing activities within our business by combining our delivery centers, teaching the respective sales forces about the products of the other company, combining operations and eliminating duplicative roles in administration. The acquisition of Liraz has enhanced our ability to market our solutions in international markets through Liraz’s international sales force, and its experience in the mainframe environment. As a result, we have been able to expand the services we provide to our customers. For more information about the AppBuilder, see “Enterprise IT Redevelopment – BluePhoenix AppBuilder.”

        Mainsoft. Since 1999, we purchased, in a series of transactions, 57.5% of the outstanding share capital of Mainsoft, for aggregate consideration of approximately $17.2 million. These holdings include the exercise of a warrant in May 2003, pursuant to which we purchased 630,000 shares of Mainsoft for an aggregate of $378,000. We believe that our controlling interest in Mainsoft, the developer and marketer of the Visual MainWin® products, including Visual MainWin® for J2EE, enables us to address customer needs across a wide range of computing platforms, from mainframe through midrange and workstations. We also believe that holding a controlling interest in Mainsoft positions us as a specialized cross-platform software solutions provider. For more information about Mainsoft’s products, see “Enterprise IT Redevelopment – Visual MainWin® for the Unix and Linux platforms; Visual MainWin® for J2EE Platform.”

        Alexandria. During 1999, we purchased 19% of the outstanding share capital of Alexandria Migration Technologies Ltd., which develops DBMSMigrator. In September 2002, we entered into an agreement with the other shareholder of Alexandria to purchase his entire shareholdings in Alexandria, constituting 81% of Alexandria’s outstanding share capital, for an aggregate amount of $585,000. As a result, we currently wholly own Alexandria and its entire activity is integrated within our business. For more information about the DBMSMigrator, see “Enterprise IT Migration – BluePhoenix DBMSMigrator.”

        Alphatech. In December 2002, we purchased from Intercomp, our affiliate, a 65% controlling interest in Alphatech (2000) Srl. for aggregate consideration of $100,000. In February 2005, we entered into an agreement with the other shareholder of Alphatech to purchase its entire holdings in Alphatech. Pursuant to the agreement, we purchased from the selling shareholder, in February 2005, 25% of Alphatech’s outstanding share capital for consideration of $150,000. Under the agreement, we undertook to purchase the remaining 10% outstanding share capital of Alphatech in January 2006 for an additional consideration of $100,000. Alphatech, a company incorporated in Romania, serves as our off-shore delivery center in Romania.

        CePost. In January 2004, we purchased the entire outstanding share capital of CePost Ltd., an Israeli company that develops and markets software solutions for electronic document mining, management and presentment. Pursuant to the purchase agreement, we paid to the shareholders of CePost $172,500 and issued to them 31,496 BluePhoenix’s ordinary shares. In addition, we undertook to pay to the sellers royalties from CePost’s revenues in an amount of up to $1.5 million. At our option, we may pay the royalties in BluePhoenix’s ordinary shares. In accordance with the purchase agreement, we paid to the sellers in March 2005 an advance of $30,000 in cash on account of the royalties. For more information about CePost’s software solutions, see “Enterprise IT Presentment – BluePhoenix PowerText.”

        Intercomp. In 1998, we invested in Intercomp Ltd., which has developed a set of automated analysis and reengineering tools for legacy COBOL applications. During 2002 and 2003, Intercomp focused its efforts on the development of software tools that comprise a part of BluePhoenix LogicMiner. For more information about LogicMiner, see “Research and Development – Enterprise IT Understanding – BluePhoenix LogicMiner.”

        In the fourth quarter of 2003, we exercised an option to purchase from Intercomp its tool known as AnalyzeIT for an aggregate of $1.9 million. In addition, we undertook to pay to Intercomp royalties of 25% of the revenues generated from the purchased technology. AnalyzeIT provides an analysis of a legacy application and creates a repository and inventory of the application’s components and the relationships between them. The results of the analysis are presented graphically and in reports. They include a study of the application’s control flow and data flow which enable the user to examine the code and structure of the application down to the level of a single variable. In connection with the purchase of Intercomp’s technology, we assumed the rights and obligations of Intercomp under the distribution agreement described below. The consideration for the acquired technology was offset against the outstanding loan balance owed to us by Intercomp, as described in the next paragraph.

        During the years 1998-2003, we lent to Intercomp an aggregate of $3.7 million. As of December 31, 2004, after offsetting the $1.9 million described above for the purchase of technology, an aggregate of approximately $1.8 million was outstanding. These loans are required to be repaid by Intercomp at the end of a 5-year period commencing on February 19, 2002 or earlier (i) in the event of liquidation or acquisition of Intercomp by a third party or (ii) if the current ratio of Intercomp is equal or greater than 1.25. The loans bear interest at a rate of LIBOR +1% per annum. The principal of the loans plus interest accrued are convertible into preferred shares of Intercomp at a conversion price of $162.70 per share.

        Effective as of January 2004, we entered into an option agreement, pursuant to which we were granted an option to purchase all of Eran Tirer’s interest in Intercomp, constituting 18.5% of the outstanding share capital of Intercomp. In the event we exercise our option to purchase Eran Tirer’s shares in Intercomp, we are obligated to issue to him as consideration for his shares, warrants to purchase 5,000 BluePhoenix’s ordinary shares at an exercise price of $20 per share. The warrants are exercisable until October 25, 2005. Concurrently, the remaining shareholders of Intercomp comprised of several funds acting through their general partner, Israel Infinity Venture Capital Partners Ltd., referred to as Infinity, and we, approved the signing of a non-exclusive distribution agreement between Intercomp and a distributor partially owned by Mr. Tirer, pursuant to which Intercomp granted non-exclusive rights to the distributor to further develop and distribute Intercomp’s products. In March 2004, we exercised our option to purchase Mr. Tirer’s holdings in Intercomp. As part of this transaction, certain shareholders of Intercomp, holding 2.1% of Intercomp’s outstanding share capital, transferred to the company their holding in Intercomp. In addition, Infinity converted certain outstanding loans owed to it by Intercomp into 7,236 shares of Intercomp at a price per share of $162.70. Following these transactions, our holdings in Intercomp increased from 49% to approximately 62%. Since the end of the first quarter of 2004, we consolidated the results of operations of Intercomp.

        In April 2004, Infinity granted us a call option to purchase its entire holdings in Intercomp, exercisable until April 1, 2006. If we do not exercise such option, Infinity will have a put option to cause us to purchase Infinity’s entire holdings in Intercomp, exercisable during a period of six months commencing in April 2006. If either of the options is exercised, we shall be obliged to issue to Infinity, as consideration for Intercomp’s shares, 100,000 BluePhoenix’s ordinary shares and an additional amount of shares to be calculated based on revenues generated from the sale of licenses to use Intercomp’s products during a 3-year period commencing on April 1, 2003, as follows:

—	For the first $3 million of revenues, the number of additional shares shall be equal to 10,000 shares for each $1 million of revenues.
—	If revenues exceed $3,000,000 but are less than or equal to $15,000,000, then the number of additional shares shall be equal to 30,000 plus 20,000 shares for each $1 million of revenues exceeding $3 million.
—	If revenues exceed $15,000,000, then the number of additional shares shall be equal to 270,000 plus 10,000 shares for each $1 million of revenues exceeding $15 million.

        The shares will be subject to a lock-up period until April 1, 2006. We undertook, upon Infinity’s request, to use our best efforts to effect registration of the shares, within 8 months of the end of the lock-up period or within 90 days of such date, if we filed our annual report on Form 20-F during such 90-day period, whichever is earlier. We may, at our option, pay to Infinity the cash equivalent of such shares which will be calculated according to the average closing price of BluePhoenix’s shares during the 20 trading days prior to the exercise of any of the options.

        We have granted to FIMI, a creditor of Intercomp, a put option to sell to us convertible promissory notes issued to FIMI by Intercomp in an aggregate principal amount of $3.5 million. For more information about this transaction, see “Item 5.B. Liquidity and Capital Resources – Contractual Commitments and Guarantees.”

        IntraComp. IntraComp Group Inc. provides migration and conversion services for large-scale systems and back-end integration services. In 2000, we acquired a 53% controlling interest in IntraComp for aggregate consideration of approximately $3.4 million. During the second quarter of 2003, we purchased from the other shareholders of IntraComp the remaining outstanding share capital of IntraComp for consideration to be calculated based on IntraComp’s cumulative earnings before interest and taxes, referred to as EBIT, during the three-year period commencing on January 1, 2003, as follows:

—	If the EBIT is less than or equal to $3,000,000, then the consideration shall be equal to 30% of the EBIT;
—	If the EBIT exceeds $3,000,000 but is less than or equal to $4,000,000, then the consideration shall be equal to the sum of $900,000 plus 40% of the difference between the EBIT and $3,000,000;
—	If the EBIT exceeds $4,000,000 but is less than or equal to $5,000,000, then the consideration shall be equal to the sum of $1,300,000 plus 50% of the difference between the EBIT and $4,000,000;
—	If the EBIT exceeds $5,000,000 but is less than or equal to $6,000,000, then the consideration shall be equal to the sum of $2,500,000 plus 60% of the difference between the EBIT and $5,000,000; and
—	If the EBIT exceeds $6,000,000, then the consideration shall be equal to the sum of $3,600,000 plus 60% of the difference between the EBIT and $6,000,000.

        We undertook to pay to the selling shareholders, on August 30, 2004, an advance on account of the contingent consideration, based on the interim EBIT. Based on the recorded EBIT, we did not pay the advance. The consideration is due in February 2006, based on a final report of IntraComp’s earnings. Following the purchase of the entire interest in IntraComp, we integrated IntraComp’s business completely into ours. For more information about IntraComp’s solutions, see “Enterprise IT Migration – BluePhoenix PlatformMigrator.”

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

        In 2000, we established together with the other shareholders of M.S.I. MultiConn, a company named MultiConn Technologies Ltd., and initially owned 19% of its share capital. MultiConn Technologies develops and markets BluePhoenix™ WS4Legacy (formerly known as eXperanto). Under our agreement with MultiConn Technologies entered into in 2000, we lent to MultiConn Technologies $2.1 million, of which $1 million was convertible into ordinary shares of MultiConn Technologies. In December 2002, we converted the $1 million loan into shares of MultiConn Technologies and as a result our holdings increased to 60%. Following a transaction entered into between us and the other shareholders of MultiConn Technologies in 2004, the other shareholders of MultiConn Technologies increased their holdings in MultiConn Technologies to 58.2% in the aggregate, through the issuance of shares by MultiConn Technologies. As a result, we currently hold approximately 40% of the outstanding share capital of MultiConn Technologies. We have an option to increase our holdings in MultiConn Technologies to 60% of its outstanding share capital for an exercise price of $50,000. In May 2004, we provided on behalf of MultiConn Technologies a guarantee in the amount of $300,000, which expires in May 2005. In 2004, we included in our equity in affiliated companies 100% of the losses of MultiConn Technologies up to the guaranteed amount. As of December 31, 2004, we consolidate MultiConn Technologies’ balance sheet with ours. In 2002 and 2003, we wrote down $1.8 million and $350,000, respectively, of the balance of our investments and loans to MultiConn Technologies, due to the impairment of the investment and since it was probable that we would be unable to collect all amounts due. For more information about BluePhoenix™ WS4Legacy, see “Enterprise IT Presentment – BluePhoenix™ WS4Legacy.”

        Outlook. Effective as of January 2004, we acquired from an Israeli company, Outlook Systems Ltd., through our new wholly owned subsidiary, Outlook & BluePhoenix Ltd., Outlook Systems’ entire business activities in Israel in the field of software development services. Pursuant to the purchase agreement, we hired 31 employees previously employed by Outlook Systems and assumed all the obligations in respect of the purchased activity. These obligations include the extension of a guarantee to banks with respect to loans in an aggregate amount of $720,000 plus interest accrued, to be repaid by us by February 15, 2007. In addition, under the purchase agreement, we undertook to pay to the shareholders of Outlook Systems in the first quarter of 2007, an amount equal to between 5 and 7 times the average operating profit of Outlook & BluePhoenix Ltd. in the years 2004, 2005 and 2006, less an amount of $720,000.

        Tesnet.  Effective as of January 1999, we acquired 32% of the outstanding share capital of Tesnet – Software Testing Ltd., a provider of testing and software quality assurance services, for an aggregate amount of $2.0 million which we paid during 1999 and 2002. In February 2000, Tesnet consummated a public offering of its shares on the Tel Aviv Stock Exchange. Net proceeds from the offering were $9.5 million. As a result, we recorded a capital gain of approximately $1.0 million. During 2000, we sold a portion of our holdings constituting 3% of the outstanding share capital of Tesnet, and in the first quarter of 2004, we sold our entire remaining holdings in Tesnet. As a result, we currently do not hold any interest in Tesnet.

        Zulu.  In February 2005, we entered into an agreement to purchase up to 20% of the outstanding share capital of Zulu Software, Inc., or Zulu, on a fully diluted basis. In accordance with the agreement, the purchase was divided into four installments. The closing of the first installment was held in February 2005. At that closing, Zulu issued to us 8.0% of its outstanding shares, in consideration for $350,000. The remaining 12% of Zulu’s outstanding shares shall be sold to us in three portions of 3.5%, 5.0% and 3.5%, in consideration for $150,000, $200,000 and $300,000, respectively, each installment payable at each respective closing. These three pending closings shall be held on specific dates prior to March 31, 2006, subject to the fulfillment of certain milestones set forth in the purchase agreement. In addition, pursuant to the agreement, Zulu granted us warrants to purchase a number of additional shares in Zulu, such number representing a percentage of Zulu’s outstanding shares, on a fully diluted basis, equal to half of such percentage actually purchased by us under the purchase agreement. The exercise price of the warrants is 33% higher than the price per share that we paid for Zulu’s shares under the purchase agreement. In addition, we entered into an alliance agreement with Zulu for cooperation in marketing and selling Zulu’s and our software and services.

        Zulu is a developer and marketer of software solutions for migration from Adabas/Natural to Java. For more information about Zulu’s software solutions, see “Enterprise IT Migration – BluePhoenix™ LanguageMigrator.”

        Purchase of SDC’s Activity. In October 2002, Liraz, through a wholly owned subsidiary, acquired from SDC FinansSystems A/S, referred to as SDC, a company incorporated in Denmark, its IT development services activities relating to customers in the banking sector in Denmark. Pursuant to the purchase agreement, we assumed all the obligations in respect of the purchased activity and hired 100 employees, of which 30 employees were dismissed during the first quarter of 2003. The seller agreed to reimburse us for any costs associated with such dismissals. The aggregate consideration paid for the purchased activity and goodwill was $800,000. In addition, we entered into an agreement with two of the seller’s shareholders, pursuant to which the shareholders have purchased from us IT development services.

        Level 8. As of March 16, 2005, we hold several capital instruments, including warrants and rights to receive warrants, exercisable into shares of Level 8 Systems Inc. If we exercise these capital instruments in full, we will hold approximately 7 million ordinary shares of Level 8.

        In 2003, we purchased 444,444 ordinary shares of Level 8 for $200,000. During 2003 and in the first quarter of 2004, we sold substantially all of the shares of Level 8 then held by us for $624,000.

        From 2000 through 2004, we provided to a bank guarantee to secure Level 8‘s loan from a bank. As of March 16, 2004, this guarantee amounted to approximately $2 million. In November 2003, we agreed to extend the term of our guarantee until November 2004. As consideration for the extension of such guarantee, we were issued an aggregate of 300,000 Level 8‘s ordinary shares. In November 2004, we agreed to extend again the term of our guarantee until November 2005. As consideration for such extension of the guarantee, we are entitled to receive 3,942,000 ordinary shares of Level 8. In the event that the guarantee is exercised, the bank is obligated to grant us a three year loan in an amount of up to the amount of the guarantee.

        In September 2004, we extended a loan to Level 8 of approximately $97,000 under a secured promissory note. The note bears interest at an annual rate of 10%. In consideration, we are entitled to receive warrants to purchase 1,986,468 ordinary shares of Level 8 at an exercise price of $0.10 per share.

        Steps Ventures. As of March 16, 2005, we hold 375,000 shares of Steps Ventures Ltd. comprising 3.75% of the outstanding share capital of Steps Ventures. Steps Ventures is an Israeli venture capital investment group focused on Israeli startup companies in the fields of software, telecommunications and semiconductors.

Customers

        We provide our modernization solutions directly or through our strategic partners, such as IBM, Capgemini, EDS, Cook Systems, Temenos, Millennium and TACT. Additionally, from time to time, other IT services companies license our technologies for use in modernization projects in various markets. Our partners are usually system integrators who assist us in increasing our penetration and exposure in the market. We provide solutions to our partners’ customers in collaboration with the system integrator’s team. In most cases, the partners provide related services to the customers. Our arrangements with our partners vary. We may enter into distribution agreements with the partners under which we grant license rights to the partners and/or the partners’ customers, provide related services or a combination of both. Alternatively, we may enter into subcontractor relationships with our strategic partners.

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

        Our customers include, among others:

Financial Services	Insurance	Other Industries

— Banca Carige S.p.A. — CitiBank — Credit Suisse — Fidelity International Resource Management — Rabobank Netherland BV — Rural Servicios Informaticos (Spain) — SDC Udvikling (Denmark) — Temenos Group	— AXA Sunlife Services, PCL(UK) — Barmenia Krankenversicherung A.G — Friends Provident Management Services Ltd. — LBS (Germany) — Legal and general Resources) — Mutual of America .	— Altera Corporation

—   Cadence Design Systems, Inc.

—   Cognos

—   Commonwealth of Australia

—   Computer Associates Islandia

—   CSC Denmark A/S

—   Crystal Decisions
—   Electronic Data Systems Corp
—   Fudicia Informationszentra AG
—   Global Exchange Services Inc.
—   IBM Japan Ltd.
—   IBM (Rational Software)
—
—   Intensa Sistemi E Servizi
—   Mentor Graphics Corporation
—   Microsoft Corporation
—   Ministry of Defence (Israel)
—   Scottish Equitable Plc.
— Synopsys MT VIEW

        Each of the customers mentioned above contributed at least $600,000 to our annual revenues for a project performed within the previous two fiscal years.

        SDC Udvikling A/S, referred to as SDC Udvikling, an affiliated company of SDC, accounted for 15% and 14% of our revenues in 2004 and 2003, respectively.

        The following table summarizes the revenues from our tools and services by geographic regions for the periods indicated:

	Year ended December 31,
	2004	2003	2002
	(in thousands)

United States	$20,438	$18,520	$20,847
Europe (other then Denmark)	15,860	19,799	7,785
Denmark	10,122	8,997	2,530
Israel	8,353	3,986	4,636
Other	2,413	3,038	870

Total	$57,186	$54,340	$36,668

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

Enterprise IT Understanding

        BluePhoenix™ IT Discovery – By further refining our existing understanding technology and combining it with the additional technology licensed from Merrill Lynch, IT Discovery will provide the basis for legacy understanding needed by the rest of our modernization solutions.

Enterprise IT Automated Migration

        Fourth Generation Language Migration – In the area of automated migration, we continue to build on our 4GL migration solutions. Our assets in the migration area cover COOL, Mantis, ADSO/IDMS, Natural, CSP, and PowerBuilder transformations. We continue to extend the support target platform of these transformations to include J2EE and .NET platforms.

        BluePhoenix™  LogicMiner –A comprehensive solution for recovery that mines COBOL and extracts business rules from the legacy code, thus providing IT departments with the ability to begin a modernization process based on techniques that preserve the functionality of a legacy code. This tool retains past investments in software assets by producing reusable code objects or descriptive data that can later be used for improving the quality of the legacy code, rewriting the legacy application, or building a full modernization plan. LogicMiner increases a system’s manageability, while eliminating rules that no longer apply to current business procedures. We intend to incorporate technology owned by MultiConn Technologies that performs automatic generation of Web and service oriented architecture, or SOA, service interfaces for existing applications into LogicMiner to allow for easy Web services enablement of legacy through either existing or new LogicMiner created interfaces.

        BluePhoenix™  ReFactoring Repository – A repository that supports the storage and management of the abstract models and code of applications that make use of multiple development architectures such as legacy information engineering and more modern object oriented and service oriented architectures. In order to address re-factoring which involves changing from one application model to another, we are adding the necessary tools to assist in the process of taking the information from legacy applications’ architectures via LogicMiner to more modern architectures such as object and SOA.

        Re-Builder  (code name) – Once legacy models and code are re-factored, Re-Builder will provide the ability to generate from the abstract platform independent model stored in the ReFactoring Repository to platform specific models such as J2EE and .net. To address this, we are extending robust generation technologies to generate platform specifics for object orientation and SOA. This model driven modernization environment can be used to gradually migrate applications rather than requiring an “all at once” approach.

        Visual MainWin® for J2EE Platform – Mainsoft’s Visual MainWin® for the J2EE platform, launched in February 2004, is a cross-platform development solution that bridges the .NET/J2EE divide, enabling Visual Basic .NET and C# developers to develop J2EE Web applications and Web services using the Visual Studio .NET development environment.

        With Visual MainWin® for the J2EE platform, .NET and Java, developers can accelerate J2EE development by co-developing Web applications and Web services. Visual MainWin® also eliminates .NET/J2EE server integration costs by enabling ASP.NET applications to be deployed on industry-leading J2EE application servers, such as BEA Weblogic, IBM WebSphere or Tomcat.

        In 2004, Mainsoft released early versions of Visual MainWin® for the J2EE platform 1.5 with certain porting functionalities and third party support. These functionalities were tested in the market with several beta customers to enhance our understanding of customers’ needs. As a result, an additional development was identified as still needed to achieve the product’s general release and the completion of the feature set. The release of this development is scheduled for the second quarter of 2005 in the form of version 1.6. The planned development includes:

—	support for globalization;
—	Mail and XML serialization;
—	support for users with disabilities and compliance with section 508 of the Rehabilitation Act as required by U.S. Federal law and regulation; and
—	extensible run-time enabling developers to extend our run-time and recompile our libraries.

We believe that this development will significantly improve our market positions and support sales growth.

Costs and Grants

        We employ 160 employees in our software development departments. Our development expenditures were $8.1 million in 2004, $8.1 million in 2003 and $7.4 million in 2002. Certain of our new product development projects have been awarded research grants that are repayable as royalties.

        Chief Scientist Grants

        Visual MainWin® for J2EE Platformt – Through December 31, 2004, our subsidiary, Mainsoft, accrued an aggregate of approximately $1.0 million in grants from the Office of the Chief Scientist, or the OCS, for the development of Visual MainWin® for J2EE. Royalties of 3% are payable to the OCS on sales of Visual MainWin® for J2EE, up to 100% of the dollar-linked grant received in respect of the funded product. To date, Mainsoft has paid the royalties to the OCS as required. Mainsoft has submitted to the OCS an application for obtaining research and development grants for 2005, which is pending approval.

        PowerText – As of January 1, 2004, we received through our wholly owned subsidiary, an aggregate of approximately $220,000 in grants from the OCS for the development of PowerText. Royalties of 3% are payable to the OCS on all sales of PowerText up to 100% of the dollar-linked grant received. To date, CePost has paid to the OCS the royalties as required.

        BluePhoenix™  WS4Legacy – Through December 31, 2004 our subsidiary, MultiConn Technologies, accrued an aggregate of approximately $580,000 in grants from the OCS, for the development of BluePhoenix™ WS4Legacy. Royalties of 3% are payable to the OCS on sales of BluePhoenix™ WS4Legacy up to 100% of the dollar–linked grant received in respect of the funded product.

        The balance of the contingent liability relating to the royalties payable by our subsidiaries to the OCS, at December 31, 2004, amounted to approximately $1.8 million.

        Other Grants

        In the first quarter of 2004, the Singapore-Israel Industrial Research and Development Foundation agreed to provide one of our wholly owned subsidiaries together with a company incorporated in Singapore, financing for the development of a JAVA report generator based on legacy text file input. Accordingly, the foundation agreed to award our subsidiary up to $100,000 payable according to an agreed upon schedule. As of March 16, 2005, we received $30,000 of the grant. The grant is required to be repaid in installments based on sales of the funded product up to the amount of the grant.

Intellectual Property

        We rely on a combination of trade secret, copyright, and trademark laws and non-disclosure agreements, to protect our proprietary know-how. Our proprietary technology incorporates processes, methods, algorithms, and software that we believe are not easily copied. Despite these precautions, it may be possible for unauthorized third parties to copy aspects of our products or to obtain and use information that we regard as proprietary. MultiConn Technologies has a patent application pending under the Patent Cooperation Treaty (1970) covering its solution for implementing XML processing. However, we believe that with regard to most of our solutions, because of the rapid pace of technological change in the industry, patent and copyright protection are less significant to our competitive position than factors such as the knowledge, ability, and experience of our personnel, new product development, and ongoing product maintenance and support.

Competition

        The modernization market in which we operate is highly competitive. The principal competitive factors affecting the market for our modernization solutions include:

—	product functionality, performance, and reliability;
—	technical range of the offered solutions;
—	integration between the offered solutions;
—	availability of experienced personnel;
—	prices;
—	ability to respond in a timely manner to changing customer needs;
—	ease of use; and
—	quality of support.

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

        Our principal competitors consist of system integrators and tool vendors, including leading software developers, who enable customers to replace or modernize their legacy systems. Major system integrators in the market include IBM, Capgemini, and EDS. IBM has established legacy modernization as a strategic pillar of its long-term application development strategy. IBM has a specific, dominant advantage in the underlying application development infrastructure associated with many legacy environments (predominantly IBM mainframes) and it has a large service capability. We cooperate with some of these system integrators in providing specific solutions. Although all of them provide solutions for the modernization of enterprise systems, each player focuses on different niches. In addition, we face competition from niche companies operating in each of the five principal areas of the enterprise IT modernization market:

—	Enterprise IT Understanding;
—	Enterprise IT Presentment;
—	Enterprise IT Migration;
—	Enterprise IT Remediation; and
—	Enterprise IT Redevelopment.

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

        We are part of the Formula group, a global IT solutions and services group headquartered in Israel. The Formula group is principally engaged in providing software consulting services, developing proprietary software products, and providing computer-based business solutions. The Formula group delivers its solutions in over 50 countries worldwide to clients with complex IT services needs, including a number of “Fortune 1000” companies. We are a subsidiary of Formula Systems (1985) Ltd., or Formula, which holds directly 58.6% of our ordinary shares and, through voting agreements with Dan Goldstein, a director of our company and Formula’s chief executive officer and chairman of the board of directors, and Gad Goldstein, the chairman of our board and Formula’s president, beneficially own 64.2% of our ordinary shares.

        Following is a list of our significant subsidiaries, their country of incorporation, and proportion of our ownership interest in them, as of March 16, 2005:

Name of Subsidiary	Country of Incorporation	Proportion of Ownership Interest

BluePhoenix Solutions B.V	The Netherlands	100%
Liraz Systems Ltd.	Israel	100%
Mainsoft Corporation	United States	58%

D.	Property, Plants and Equipment

        We, together with our subsidiaries and affiliates, currently occupy approximately 8,000 square meters of office space. The aggregate annual rent we paid for these facilities in 2004 was $1.8 million. The following table presents certain information about our facilities and the terms of lease of these facilities.

Country and State	City	Sq. Meters	Expiration	Annual anticipated rental fees in 2005 in thousands US$
Israel	Herzlia	1,720	December 2006	360
Israel	Holon	250	February 2007	30
Israel	Lod	165	June 2006	170
USA, North Carolina	Cary	1,300	May 2006	260
USA, California	San Jose	350	November 2007	80
USA, Indiana	South-Bend	700	December 2005	120
Denmark	Ballerup	1,500	Six months notice	285
Germany	Frankfurt	270	November 2006	70
Netherlands	Amsterdam	130	June 2005	10
Romania	Bucharest	950	November 2007	140
United Kingdom	Uxbridge	35	August 2005	70
Cyprus	Nicosia	800	June 2009	135
Italy	San Felice Segrate – Milano	150	November 2005	30
Total		8,320		1,760

        If, in the future, we determine that we need additional space to accommodate our growth, we believe that we will be able to obtain this additional space without difficulty and at commercially reasonable prices. We do not own any real property.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Background

        We develop and market unique enterprise IT modernization, or EIM, solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure and to effectively compete in today’s environment. The combination of our comprehensive set of products and tools with our expert services methodology provides an efficient and cost-effective process for extending the return on investment of existing enterprise IT assets. Our solutions, which include technology for Understanding, Presentment, Migration, Remediation, and Redevelopment, allow companies to fully leverage their current systems and applications, speed up and reduce the cost of the renewal process, and effectively update their systems in order to adapt to new business demands.

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

        The following discussion of our critical accounting policies and our financial condition and operating results should be read in conjunction with our consolidated financial statements and related notes, prepared in accordance with U.S. GAAP for the years ended December 31, 2004, 2003 and 2002, and with any other selected financial data included elsewhere in this report.

Overview

General

        In recent years, we have been affected by the global economic changes, in particular the sharp decline in capital spending in the IT sector and the overall business slowdown in North America and Europe, as well as in Israel. Uncertainties in the North American and European markets have influenced the purchasing patterns of leading software developers who delayed their planned orders and caused developers to reduce the amount of their planned license commitments. These changes in purchasing patterns in the IT industry directly affect our operating results. Our revenues decreased from $49.2 million in 2000 to $38.4 million in 2001 and to $36.7 million in 2002. In 2003 and 2004, as a result of a slight recovery of the market, and the impact of a strategic acquisition we completed, this trend changed, and our revenues increased to $54.3 million and $57.2 million, respectively. As part of this change, our average backlog has increased from approximately $12 million in late 2002 to approximately $22 million and $25 million at the end of 2003 and 2004, respectively. This increase improves management’s ability to engage in near-term planning. We typically fill current backlog within one year.

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

Liraz Acquisition

        In November 2002, we completed the acquisition of a majority of the outstanding share capital of Liraz, an Israeli company then publicly traded on the TASE. In March 2003, we completed the acquisition of all the remaining outstanding share capital of Liraz. Liraz’s development environment, the AppBuilder, acts as a virtual application warehouse for large legacy mainframe installations. Most of BluePhoenix’s tools are based on generic technologies that were initially developed to be used in the mainframe environment. By combining with Liraz, we anticipate to increase sales of our solutions by leveraging Liraz’s well-developed marketing infrastructure and expertise in the mainframe environment. We have completed the integration of Liraz’s management, personnel and sales, marketing and development activities within our business. We believe that as a result of the integration of our business with that of Liraz, the combined company will be able to realize greater operating efficiencies and will benefit from a larger and more diversified marketing and support network. In addition, we anticipate that the combination of our respective technical personnel will enhance our product development capabilities. We currently offer a broad suite of enhanced enterprise IT modernization solutions, from legacy reuse to platform rehosting, which we believe will assist us in achieving our goal of being a market leader in the IT modernization market.

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

        Prior to the merger, each of the companies maintained a complete range of infrastructure that enabled it to operate as a public company in the global IT market. In late 2002, immediately following the acquisition of a majority of the outstanding share capital of Liraz, we began our restructuring plan, which affected employees in all departments of both companies. During the first stage of this plan, all duplicative functions were eliminated in sales, finance and administration. The annual savings generated from the implementation of the initial stage of our restructuring plan was approximately $1.2 million, resulting from the dismissal of approximately 25 employees.

        During the second stage, which took place in 2003, we established our off-shore delivery centers in Romania and Cyprus. These off-shore centers allow us to reduce the prices paid by our customers for our solutions while at the same time improving our operating profit.

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

        Following a temporary increase in late 2003 of certain costs due to some remaining overlapping functions, we streamlined our operations through the complete integration of the assets, workforce and infrastructure of some of our other subsidiaries and affiliates. In addition, we disposed of less efficient product lines. Our restructuring activities have directly contributed to our operating profit, which grew from $344,000, or 0.9% of revenues, in 2002 to $1.9 million, or 3.6% of revenues, in 2003 and to $3.5 million, or 6.1% of revenues in 2004. Since the beginning of the integration process, the management analyzes the combined business as one business unit.

Visual MainWin

        Our revenues relating to the Visual MainWin product depend on the availability of Window’s source code, which is provided by Microsoft under its agreement with Mainsoft. In order to diversify Mainsoft’s product offering, we have begun the development of a new innovative product that converts applications developed on .NET to J2EE platform, without the need to rely on Microsoft’s source code. We believe that the source code leak in February 2004 has not interfered with our customer relationships. For a more detailed description of the source code leak and the licensing relationship with Microsoft, see “Item 3.D. Risk Factors – The ability of our subsidiary, Mainsoft, to continue to market the cross-platform products for the Unix environment (Visual Mainsoft for Unix) is dependent upon Mainsoft obtaining from Microsoft access to updated and additional source code”.

Challenges and Opportunities

        Our principal opportunity is to enhance our revenues by leveraging the marketing resources and skilled specialized workforce to market the suite of tools and solutions that we offer. We also anticipate expanding our customer base by entering new markets, such as Australia, which we view as an introduction of our products into the greater Far East market. Another opportunity for us is to market newly developed products. The next generation of tools and solutions we are developing include software to bridge the .NET and J2EE platforms. We believe that we can realize this potential growth while improving our profitability.

        The principal challenge we face is to accomplish our growth objectives while also enhancing profitability. In order to expand our revenue base, we will continue to invest in our sales and marketing operations. In addition, we will continue to devote substantial resources to research and development both internally and through acquisitions. There is no assurance that these investments will lead to revenue growth. If they do not lead to such growth, our profitability will be adversely affected. For example, we expended significant resources to develop, and in 2004, we introduced, a new porting tool, Visual MainWin for J2EE, through our subsidiary, Mainsoft. We consider this tool’s cross platform bridging capabilities a technological breakthrough. However, we cannot assure you that this new tool will gain market acceptance to the extent anticipated, and generate the expected growth of revenues.

Consolidation of the Results of Operations of Our Subsidiaries

        Following is information regarding the consolidation of the results of operations of certain of our subsidiaries, for the periods indicated. We began to consolidate the results of operations of each of these subsidiaries when we acquired control in them.

Name of Subsidiary	Beginning Consolidation

SCH - Software Conversion House Ltd,	Second quarter of 1998

Mainsoft Corporation	Fourth quarter of 1999

M.S.I. MultiConn Solutions	Third quarter of 1999
International (1995) Ltd. (1)

IntraComp Group Inc.	Second quarter of 2000

Liraz Systems Ltd.	Fourth quarter of 2002

Advanced Systems Europe B.V	Fourth quarter of 2002

BluePhoenix Solutions B.V	Fourth quarter of 2002

Alexandria Migration Technologies Ltd.	First quarter of 2003

CePost Ltd.	First quarter of 2004

Outlook & BluePhoenix Ltd.	First quarter of 2004

Intercomp Ltd.	Second quarter of 2004

MultiConn Technologies Ltd.	First quarter of 2005

(1)     We did not consolidate the results of operations of M.S.I. MultiConn in 2003, since the other shareholders undertook the daily management and control. Following the acquisition of the remaining shareholdings of M.S.I. MultiConn Solutions from the other shareholders, effective as of the first quarter of 2004, M.S.I. MultiConn’s results are consolidated with ours.

Critical Accounting Policies

        We prepare the consolidated financial statements of BluePhoenix in conformity with accounting principles generally accepted in the United States, referred to as U.S. GAAP. Accordingly, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

—	Revenue recognition. Our revenue recognition policy is significant because our revenue is a key component of our results of operations. In addition, our revenue recognition determines the timing of certain expenses, such as commissions and royalties. We follow very specific and detailed guidelines in measuring revenue; however, certain judgments affect the application of our revenue policy. Revenue results are difficult to predict and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter and could result in future operating losses. Should changes in conditions cause management to determine that these guidelines are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected. (See note 1K to our financial statements).

        We recognize revenues from direct software license agreements in accordance with statement of position (SOP) 97-2 “Software Revenue Recognition” (as amended by SOP 98-4 and SOP 98-9) upon delivery of the software when collection is probable, the license fee is otherwise fixed or determinable, and persuasive evidence of an arrangement exists.

        When a project involves significant production, modification or customization of software, and with respect to fixed fee contracts, revenue is generally recognized according to the percentage of completion method in accordance with the provisions of SOP 81-1 “Accounting for performance of Construction-Type Contracts.” Under this method, estimated revenue is generally accrued based on costs incurred to date as a percentage of total updated estimated costs. If we do not accurately estimate the resources required or the scope of work to be performed, or do not manage our projects properly within the planned periods of time or satisfy our obligations under the contracts, then future margins may be significantly and negatively affected or losses on existing contracts may need to be recognized. Any such resulting reductions in margins or contract losses could be material to our results of operations. We recognize contract losses, if any, in the period in which they first become evident.

        Under some of our agreements, the customer may have the right to receive unspecified upgrades on a when-and-if available basis. These upgrades are considered post-contract customer support, referred to as PCS, and the fair value allocated to this right, is recognized ratably over the term of the PCS.

        There are no rights of return, price protection or similar contingencies in our contracts. Accordingly, we do not establish a provision due to the lack of warranties claims in the past. Some of our contracts include client acceptance clauses. In determining whether revenue can be recognized, when an acceptance clause exists, we consider our history with similar arrangements, the customer’s involvement in the progress, the existence of other service providers and the payments terms.

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

—	Capitalized software research and development costs. Development costs of software that is intended for sale that were incurred after the establishment of technological feasibility of the relevant product, are capitalized. Technological feasibility is determined when detailed program design is completed and verified in accordance with the provisions of the FASB statement of Financial Accounting Standards No. 86 (“SFAS 86”). Software development costs incurred before technological feasibility is established are charged to the statement of operations as incurred net of participation of the office of the Chief Scientist, (the “OCS”). Our policy on capitalized software costs determines the timing of our recognition of certain development costs. In addition, this policy determines whether the cost is classified as development expense or capitalized costs. Management is required to use professional judgment in determining whether development costs meet the criteria for immediate expense or capitalization. Our failure to accurately predict the life of capitalized software could cause a one-time amortization, which could adversely affect our operating results.

—	Impairment of goodwill and intangible assets. Our business acquisitions resulted in goodwill and other intangible assets. We periodically evaluate our goodwill, intangible assets, and investments in affiliates for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of our acquired businesses and investments.

        In accordance with SFAS 142 “Goodwill and Other intangible Assets” (SFAS 142), effective January 1, 2002, indefinite life intangible assets and goodwill are not amortized but rather subject to annual impairment testing.

        The annual impairment testing required by SFAS 142 also requires us to use our judgment as to the value of these intangible assets. If we are incorrect in these judgments, we may be required to write down the carrying value of our goodwill and other intangible assets in future periods. These write downs, if any, may have an adverse affect on our operating results. Future events could cause us to conclude that impairment indicators exist and that additional intangible assets associated with our acquired businesses are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and result of operations.

—	Income taxes. Our income tax policy records the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying consolidated balance sheets, as well as operating loss and tax credit carry forwards. We follow very specific and detailed guidelines regarding the recoverability of any tax assets recorded on the balance sheet and provide any necessary allowances as required in accordance with the provisions of SFAS 109 “Accounting for Income Taxes.” If we fail to accurately predict our estimated tax and if we are required to pay higher taxes than we anticipated, our results of operations could be seriously harmed.

—	Principles of Consolidation. The consolidated financial statements include the accounts of BluePhoenix Solutions Ltd. and its subsidiaries in which it has a controlling interest. Effective December 31, 2004 we adopted FASB Interpretation No. 46(R) (FIN 46R), “Consolidation of Variable Interest Entities”. As a result of the adoption of FIN46R, we identified our investment in MultiConn Technologies as a variable interest entity with BluePhoenix Solutions Ltd. as the primary beneficiary. We consolidated MultiConn Technologies in our consolidated financial statements as of December 31, 2004.

—	Accounts receivable. We maintain a conservative method to assure the collection of our accounts receivable. Under this methodology, we periodically estimate the outstanding amounts and deduct an allowance for receivables with a low collection certainty. When there is a major deterioration of a customer’s credit worthiness, we make allowances for doubtful accounts upon specific review of all outstanding invoices of such customer. If we fail to estimate accurately the recoverability of amounts due to us, our results of operations could be adversely affected.

Our Reporting Currency

        Most of our revenues and a substantial portion of our costs are denominated in United States dollars, or dollars. The dollar is the primary currency of the economic environment in which BluePhoenix operates. Thus the dollar is our functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars under the principles described in FASB No. 52. Assets and liabilities have been translated at period-end exchange rates. For non-dollar transactions reflected in the statements of operations, the exchange rates at transaction dates are used. For consolidated companies whose functional currency is other than the dollar, results of operations have been translated at average exchange rates. The exchange gains and losses arising from these translations are included in the statement of income (loss).

        Following is a summary of the most relevant monetary indicators for the reported periods:

For the year ended December 31,	Inflation rate in Israel	Devaluation of NIS against the US$	Devaluation of euro against the US$
	%	%	%

2002	6.5	7.3	(15.	7)
2003	(1.9)	(7.6)	(17.	0)
2004	1.2	(1.6)	(7.	4)

A.	Operating Results

        The following table presents the percentage relationships of certain items from our consolidated statement of operations, as a percentage of total revenues for the periods indicated:

	2004	2003	2002
	%	%	%

Statement of Operations Data
as a Percentage of Revenues:
Revenues	100.0	100.0	100.0
Cost of revenues	42.4	44.4	41.5

Gross profit	57.6	55.6	58.5
Software development costs	14.1	15.0	20.1
Selling, general, and administrative expenses	37.4	37.0	36.1

	6.1	3.6	2.2
Goodwill impairment, restructuring costs, and
non-recurring expenses	-	-	1.3

Operating income (loss)	6.1	3.6	0.9
Financial income (expenses), net	(1.5)	0.3	(0.5)
Gain on realization of shareholdings	0.1	0.7	0.0
Other income (expenses), net	1.8	1.0	(4.3)

Income (loss) before taxes on income	6.5	5.6	(3.9)
Income tax expense	0.5	0.3	0.4

	6.0	5.3	(4.3)
Minority interest	(0.1)	(0.3)	(1.9)
Equity in losses of affiliated companies, net	(0.9)	(1.6)	(3.6)

Net income (loss)	5.0	3.4	(9.9)

Years Ended December 31, 2004 and 2003

        Revenues. Revenues increased 5.2% from $54.3 million in 2003 to $57.2 million in 2004. This increase reflects the initial results of our marketing efforts. In addition, preliminary recovery symptoms in the markets in which we operate, led to increased IT spending, which in turn increased the volume of our services’ and products’ sales. The prices of our products and services have not changed significantly during the recent three years, and price fluctuations had no material impact on our revenues.

        The table below presents the breakdown of our revenues based on the location of our customers for the periods indicated:

	2004	2003	2002
	%	%	%

United States	36	34	57
Europe (other than Denmark)	28	36	21
Denmark	18	17	7
Israel	15	7	13
Other	3	6	2

Total	100	100	100

        The relatively low increase in our sales in the United States and the decrease in our sales in Europe (other than Denmark) is mainly attributable to the world-wide slow recovery of the IT industry. Therefore, in 2005, we have increased our marketing efforts.

        Cost of revenues. Cost of revenues consists of salaries, travel costs relating to products and services rendered, amortization of capitalized software costs and consulting fees paid to independent contractors. Despite the overall growth in the volume of our activities, cost of revenues increased only 0.6% from $24.1 million in 2003 to $24.3 million in 2004. Cost of revenues as a percentage of revenues decreased to 42.4% in 2004 compared to 44.4% in 2003. The increase in our gross margins is mainly attributable to the increased usage of our low cost development and delivery centers in Romania, Cyprus and South-Bend, Indiana. Due to the lower average employer’s costs in these sites, we have reduced the overall cost of programmers which resulted in the decrease of our cost of revenues and the respective increase in our gross margins.

        Software development costs. Software development costs, gross, consist of salaries and consulting fees that we pay to professionals engaged in the development of new software tools and related methodologies. Software development costs, net, consist of software development costs, gross, less development grants and capitalized software costs. During 2004, our subsidiaries received an aggregate of approximately $470,000 in grants from the OCS and the Singapore-Israel Industrial Research and Development Foundation for the development of the funded products.

        Software development costs, gross, increased 28% from $11.9 million in 2003 to $15.6 million in 2004. As a percentage of revenues, software development costs, gross increased to 27.3% in 2004 compared to 21.8% in 2003. This increase was primary due to the implementation of our strategy to expedite the development of our solutions in an effort to maintain our leadership position in our market.

        During 2004, our development costs were attributed to the development of our unique modernization suite of tools. Software development costs are charged to operations as incurred, unless capitalized according to FASB No. 86. In 2004, we capitalized software development costs in an aggregate amount of $7.1 million compared to $3.2 million in 2003. Software development costs, net, decreased to 14.1% in 2004 compared to 15.0% in 2003. Net software development costs related to development of tools through our affiliates are included in our consolidated financial statements under “Equity in Losses of Affiliated Companies, Net.”. For a description of our research and development activities, see “Item 4.B. Business Overview-Research and Development.”

        Selling, general and administrative expenses. Selling, general and administrative expenses consist primarily of wages and related expenses, travel expenses, third party commissions, selling expenses, marketing and advertising expenses, rent, insurance, utilities, professional fees, and depreciation. Selling, general and administrative expenses increased 6.2% from $20.1 million in 2003 to $21.4 million in 2004. As a percentage of revenues, selling, general and administrative expenses increased to 37.4% in 2004 compared to 37.0% in 2003.

        Financial income (expenses), net. Financial expense in 2004 was $882,000 compared to financial income of $165,000 in 2003. In 2004, financial expense included the impact of the issuance of the $5 million convertible debentures and other long term convertible debt resulting in a net expense of $688,000.

        Gain on realization of shareholdings. Gain on realization of shareholdings in 2004 was $112,000 compared to a gain of $376,000 in 2003. In 2004, we sold substantially all of the ordinary shares of Level 8 then held by us. The gain realized from the sale of these shares was $171,000. This gain was partially offset by a loss of $59,000 resulted from the sale of our shareholdings in Tesnet. The sale of Tesnet’s shares was for cash consideration of $2.8 million, and the $59,000 loss is mainly attributable to transaction related costs. Gain on realization of shareholdings in 2003 is attributable to the conversion of preferred shares of Level 8 into common shares of Level 8 and their subsequent sale. The gain realized from the sale of these shares was $376,000.

        Other income, net. Other income, net in 2004 was $975,000 compared to $567,000 in 2003. Other income in 2004 consists primarily of a $703,000 dividend received from Steps Ventures.

        Income tax expense. In 2004, we had an income tax expense of $260,000 compared to an income tax expense of $152,000 in 2003. This net aggregate expense is composed of local taxes paid worldwide by our international subsidiaries.

        Equity in losses of affiliated companies, net. In 2004, equity in losses of affiliated companies, net, was $516,000. Equity in losses of affiliated companies in 2004 is mainly attributable to $69,000 representing our share in the losses of Intercomp, and $455,000 representing our share in the losses of MultiConn Technologies.

        Minority interest. In 2004, minority interest was $73,000. Minority interest in 2004 includes $51,000 representing the minority share in the losses of Liacom, and $22,000 representing the minority share in the losses of Mainsoft.

Years Ended December 31, 2003 and 2002

        Revenues. Revenues increased 48% from $36.7 million in 2002 to $54.3 million in 2003. This increase was attributable to the inclusion of $30.0 million representing the integration of Liraz’s and SDC’s businesses. In addition, our revenues increased as a result of the initial recovery in the markets in which we operate, leading to increased IT spending, which in turn increased the volume of our services and products’ sales. The prices of our products and services have not changed significantly during the recent three years, and price fluctuations had no material impact on our revenues. During the second half of 2003, we had several cross-sales of our modernization solutions to veteran AppBuilder customers of Liraz.

        Sales by Liraz’s European sales force contributed a material portion to our overall revenues. Sales in Denmark, as a percentage of revenues, increased from 7% in 2002 to 17% in 2003. This increase was attributable to the impact of the SDC acquisition in the fourth quarter of 2002. Sales in the United States, as a percentage of revenues, decreased from 57% in 2002 to 34% in 2003. This decline is mainly attributable to the slow recovery of the IT industry in North America, as well as the relatively low resources we initially allocated to this region in 2003.

        Cost of revenues. Due to the overall growth in the volume of our activities, cost of revenues increased 58% from $15.2 million in 2002 to $24.1 million in 2003. Cost of revenues as a percentage of revenues increased to 44% in 2003 compared to 42% in 2002. The increase in cost of revenues was attributable to the integration of Liraz’s and SDC’s businesses, which contributed $12.9 million to our cost of revenues in 2003 and to the temporary overlapping functions caused by to the consolidation of Liraz’s business. During 2003, we further implemented our restructuring plan that was aimed at aligning our cost structure with our revenue stream, while realizing the benefits of the local and offshore delivery centers. This restructuring plan partially offset the overall increase in cost of sales.

        Software development costs. During 2003, our subsidiary, Mainsoft, accrued an aggregate of $570,000 in grants from the Office of the Chief Scientist for the development of Visual MainWin® for J2EE.

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

        During 2003, our development costs were attributed to the development of our unique modernization suite of tools. Software development costs are charged to operations as incurred, unless capitalized according to FASB No. 86. In 2003, we capitalized software development costs in an aggregate amount of $3.2 million. Software development costs, net, increased 10% from $7.4 million in 2002 to $8.1 million in 2003. As a percentage of revenues, software development costs, net decreased from 20% in 2002 to 15% in 2003. Net software development costs related to development of tools through our affiliates are included in our consolidated financial statements under “Equity in Losses of Affiliated Companies, Net.”

        Selling, general and administrative expenses. Selling, general and administrative expenses increased 52% from $13.2 million in 2002 to $20.1 million in 2003. As a percentage of revenues, selling, general and administrative expenses increased to 37% in 2003 compared to 36% in 2002. This increase in selling, general and administrative expenses was primarily attributable to the temporary overlapping functions caused due to the consolidation of Liraz’s business as well as to the enlarged infrastructure required to support the consolidated company.

        In 2002 and 2003, amortization of goodwill was not included in general and administrative expenses, pursuant to SFAS 141. Under SFAS 141, all investments were evaluated and their utilization was determined according to their anticipated contribution to the business, and under SFAS 141, no additional write-downs were required to be made.

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

        Equity in losses of affiliated companies, net. In 2003, equity in losses of affiliated companies, net, was $898,000. Equity in losses of affiliated companies in 2003 includes an aggregate amount of $898,000 representing our share in the losses of our affiliate Intercomp, and an amount of $200,000 representing our share in the losses of our affiliates M.S.I. MultiConn and MultiConn Technologies, partially offset by $200,000 representing our share in the gains of Tesnet.

        Minority interest. The net charge assigned to the minority shareholders of our subsidiaries in 2003, was $154,000 compared to $702,000 in 2002. The reduction in minority interest was attributable to the acquisition of minority interest in some of our subsidiaries that was completed in 2003.

B.	Liquidity and Capital Resources

How We Have Financed Our Business

        In 1997, we consummated two public offerings, and received net proceeds of $33.9 million after deducting underwriting discounts and commissions and offering expenses.

        On March 30, 2004, we completed a $5 million private placement to institutional investors. The terms of this transaction were amended on February 18, 2005. Under the terms of this transaction as amended we issued to the institutional investors convertible debentures, bearing interest at a rate of LIBOR calculated on a semi-annual basis. In addition, the institutional investors were granted warrants to purchase up to 285,714 of BluePhoenix’s ordinary shares at an exercise price of $6.50 per share, subject to (i) adjustment for stock dividends, stock splits, recapitalization and other similar events and (ii) anti-dilution adjustment. The warrants are exercisable during a period of five years commencing on September 2004. Under certain circumstances, the institutional investors may increase their investment by an additional $3 million of debentures convertible into BluePhoenix’s ordinary shares at a price of $4.50 per share, and receive warrants on the same terms as the initial warrants, exercisable into such number of BluePhoenix’s ordinary shares equal to 30% of the ordinary shares into which the debentures are convertible. For more information regarding the private placement, see “Item 6.E. Share Ownership: Arrangements Involving the Issuance of BluePhoenix’s Shares or Grant of Options to Purchase Shares – Convertible Debentures and Warrants Purchased by Institutional Investors.”

        We have entered into credit facilities with Bank Discount Le’Israel Ltd., Bank Ha’poalim Ltd. and Bank Leumi Le’Israel Ltd., of up to $15.3 million. The aggregate amount outstanding under these credit facilities as of December 31, 2004 is $11.3 million, and as of March 16, 2005, $11.8 million. We may use these credit facilities from time to time for interim financing, in accordance with our cash requirements. These credit facilities provide for loans, are in various currencies and bear various interest rates. In connection with these credit facilities extended to us by these banks, we are committed to certain covenants related to our operations, such as:

—	maintaining a minimum level of shareholders' equity of no less than 40% of our total assets and no less than $40 million;
—	maintaining a level of quarterly operating income before depreciation and amortization of no less than $500,000; and
—	maintaining a ratio of our bank liabilities to current assets, excluding other current assets, of no more than 55%.

        To date, we have met all such covenants.

        As of March 16, 2005, our subsidiary, Intercomp has outstanding indebtedness to FIMI of $4.2 million including accrued interest (see “Contractual Commitments and guarantees”).

        On December 31, 2004, we had cash and cash equivalents (including marketable securities) of $9.5 million and working capital of $6.4 million. On December 31, 2003, we had cash and cash equivalents (including marketable securities) of $11.5 million and working capital of $246,000.

        Net cash provided by operating activities was $1.1 million in 2004 compared to $2.5 million in 2003. Cash provided by operating activities in 2004 was primarily the result of add-backs from depreciation and amortization. This was partially offset by a decrease in other payables and an increase in trade receivables. Cash provided by operating activities in 2003 was primarily the result of our $1.9 million net income and add-backs due to depreciation and amortization. This was partially offset by an increase in trade receivables and a decrease in other accounts payable.

        Liraz has a fixed charge in favor of a bank on certain of its assets, as well as a floating charge on its entire assets, securing our long-term credit facility of $8 million. This credit facility also covers a guarantee of $2 million in the aggregate that we extended to banks relating to the credit line of Level 8.

        In connection with the purchase of Outlook Systems Ltd.‘s software development services activity, in 2004, we extended a guarantee to a bank with respect to loans in an aggregate amount of $720,000 plus interest accrued, to be repaid by us by February 15, 2007.

        Typical modernization projects, which deploy our solutions, are long-term projects, and therefore, payment for these projects or a substantial portion of our fees may be delayed until the successful completion of specified milestones and customer acceptance for the completed work. During 2004, we mutually agreed with a customer, to terminate a contract. The contract was accounted for under the percentage of completion method. As a result, we recorded a loss of $400,000 in the first quarter of 2004. The payment of our fees is generally dependent upon customer acceptance of the completed work, and our ability to collect the fees. Further, although the timing of receipt of our fees varies, we incur the majority of our expenses on a current basis. As a result, a delay in the collection of our fees could result in cash flow shortages.

Capital Expenditures

        Our capital expenditures were $1.1 million in 2004 and $867,000 in 2003. Our capital expenditures in these years related primarily to purchases of computers and related equipment required to support our software development activities. In 2004, we invested $97,000 in other companies. In 2003 and 2002, we lent $1.1 million and $2.2 million, respectively, to affiliated companies.

        In 2002, we purchased a 90% controlling interest in Liraz through a share exchange transaction that was followed by a cash tender offer. We paid for the tendered shares aggregate consideration of $1.1 million. During 2003, we completed an additional tender offer and purchased the remaining outstanding share capital of Liraz for an aggregate of $1.5 million.

        During 2004 and 2003, we did not repurchase any shares under our buy-back programs. As of December 31, 2004, we repurchased 1,870,565 of our ordinary shares under our buy-back programs, for an aggregate of approximately $14.7 million. Under these programs, we may purchase our shares from time to time, subject to market conditions and other relevant factors affecting us. Under the Companies Law, the repurchased shares are considered dormant shares. We may not resell these shares unless (i) they are registered for resale under an effective registration statement pursuant to the Securities Act of 1933, as amended, referred to as the Securities Act; or (ii) pursuant to an exemption from registration under the Securities Act. The first buy-back program adopted in May 1998, enables us to purchase our shares, through a subsidiary, utilizing up to $5.0 million. Under the second buy-back program adopted in September 1998, and amended in May 1999, we may purchase, through a subsidiary as a trustee, up to an additional 1,400,000 ordinary shares. Under the two plans we may acquire an additional 1,185,914 shares at the current stock price. The closing price of our ordinary shares as quoted on the NASDAQ National Market on March 16, 2005 was $4.50. Under the agreement we entered into in connection with the private placement in March 2004, we are restricted to use only up to $200,000 for the repurchase of our shares, as long as 20% or more of the debentures are outstanding.

        We believe that cash generated from operations together with existing sources of liquidity and cash flow, will be sufficient to meet our anticipated cash needs for at least the next 18 months.

Contractual Commitments and Guarantees

        In December 2003, Mainsoft entered into an Independent Contractor Agreement with Microsoft. As a result of this agreement, Microsoft agrees to apply the value of Mainsoft’s services performed under the Independent Contractor Agreement to accrued royalties up to $1,605,000. During the year ended December 31, 2004, Mainsoft accrued royalties due Microsoft of $325,000, and recognized credits of $125,000 related to waivers (reduction of cost of revenues) and credits of $635,000, related to services performed (increase in revenues). During the year ended December 31, 2003, Mainsoft accrued royalties due to Microsoft of $2,753,000, and recognized credits of $2,411,000 related to waivers (reduction of cost of revenues) and credits of $999,000 related to services performed (increase in revenues). The excess credits over the royalties amount is related to previous year’s royalties.

        Under funding agreements three of our subsidiaries have entered into with the Office of the Chief Scientist (OCS), these subsidiaries are obliged to pay royalties to the OCS at a rate of 3% on sales of the funded products, up to 100% of the dollar-linked grant received in respect of these products from the OCS. As of December 31, 2004, the aggregate amount of grants received by our subsidiaries from the OCS was $1.8 million.

        In the first quarter of 2004, the Singapore-Israel Industrial Research and Development Foundation agreed to provide one of our wholly owned subsidiaries together with a company incorporated in Singapore, financing for the development of a JAVA report generator software tool. Accordingly, the foundation agreed to award our subsidiary up to $100,000 payable according to an agreed upon schedule. As of March 16, 2005, we received $30,000 of the grant. The grant is required to be repaid in installments based on sales of the funded software up to the amount of the grant.

        We are obligated to pay to Formula management fees in an annual amount equal to 3% of our revenues, but no more than the NIS equivalent of $180,000. For more information see “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions – Management Agreement with Formula.”

        Under agreements between us and certain of our customers, we undertook to provide such customers bank guarantees for the assurance of performance of our obligations under our agreements with such customers. As of March 16, 2005, there are outstanding bank guarantees on our behalf for our customers in the aggregate amount of $163,000.

        We are committed under operating leases for rental of office facilities, vehicles and other equipment for the years 2005 until 2009. Annual rental fees under current leases are approximately $3.1 million, and are expected to remain at this level for each of the next three years. In connection with the office leases, we issued bank guarantees of $113,000 in the aggregate.

        During 2000, Liraz provided a bank guarantee to secure a loan to Level 8. Liraz recorded a provision of the maximum potential amount of future payment because the realization of the guarantee was reasonably foreseeable. The guarantee is outstanding until November 2005. In the event that the guarantee is exercised, the bank is obligated to grant us a three years loan in an amount of up to the amount of the guarantee. As of December 31, 2004, this guarantee amounted to approximately $2.0 million. For more information, see “Item 4.B. Business Overview – Investments and Acquisitions – Level-8.”

        In connection with the purchase of Outlook Systems Ltd.‘s software development services activity, in 2004, we extended a guarantee to banks with respect to loans in an aggregate amount of $720,000 plus interest accrued, to be repaid by us by February 15, 2007. For more information, see “Item 4.B. Business Overview – Investments and Acquisitions – Outlook.”

        In January 2001, we granted FIMI, a creditor of Intercomp, a put option to sell to us promissory notes issued by Intercomp in an aggregate principal amount of $3.5 million plus interest accrued since January 2001 at an annual rate of 5%, which could be paid, subject to FIMI’s approval, in BluePhoenix’s ordinary shares. The total outstanding amount of principal and interest accrued as of December 31, 2004, and as of March 16, 2005 was $4.22 million and $4.23 million, respectively. The number of ordinary shares subject to the option will be calculated based on the average market price of the shares during the 14 trading days prior to the exercise of the option. In August 2003, the terms of FIMI’s option were amended, allowing FIMI to exercise its option in three installments during June 2004, June 2005 and June 2006. At our option, we may pay FIMI the consideration in BluePhoenix’s ordinary shares. However, within 7 business days following our notice to FIMI of our election to pay the consideration in BluePhoenix’s ordinary shares, FIMI may notify us that it refuses to receive the shares and seeks instead a payment in cash. In such an event, we shall have to pay FIMI the corresponding cash amount, but shall be entitled to defer such payment until September 30, 2006. FIMI submitted a notice to exercise the June 2004 installment for cash, thus postponing the payment of the respective portion of the consideration to September 30, 2006. After accounting for this payment, there remains $2.33 million of the principal amount of the promissory notes plus interest accrued that may be paid, subject to FIMI’s approval as described above, in BluePhoenix’s ordinary shares. In addition, as part of the consideration, we are obliged to issue to FIMI warrants to purchase up to 336,000 of our ordinary shares exercisable until June 30, 2007, at an exercise price of $4.00 per share.

        In April 2004, a shareholder of Intercomp comprised of several funds acting through their general partner, Israel Infinity Venture Capital Partners Ltd., referred to as Infinity, granted us a call option to purchase its entire holdings in Intercomp, exercisable until April 1, 2006. If we do not exercise such option, Infinity will have a put option to cause us to purchase Infinity’s entire holdings in Intercomp, exercisable during a period of six months commencing in April 2006. If either of the options is exercised, we shall be obliged to issue to Infinity, as consideration for Intercomp’s shares, 100,000 BluePhoenix’s ordinary shares and an additional amount of shares to be calculated based on revenues generated from the sale of licenses to use Intercomp’s products during a 3-year period commencing on April 1, 2003. The shares will be subject to a lock-up period until April 1, 2006. We may, at our option, pay to Infinity the cash equivalent of such shares which will be calculated according to the average closing price of BluePhoenix’s shares during the 20 trading days prior to the exercise of any of the options.

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

        We entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to certain limitations. For more information, see “Item 7.B. Related Party Transactions – Indemnification of Office Holders.”

Effective Corporate Tax Rates

        In 1996, 1997 and 1998, certain of our operations were granted “approved enterprise” status under the Law for the Encouragement of Capital Investments 1969, known as the Investments Law. If we comply with all requirements, we shall be eligible for certain tax benefits with respect to these operations, for the first seven years in which they generate taxable income. Income derived from our approved enterprise programs will be tax exempt for a period of two years after we have taxable income, and will be subject to a 25% company tax rate for the following five years. We completed the tax exemption period of some of our qualified “approved enterprise” operations and, therefore, these operations are subject to a 25% income tax commencing 1999. If the percentage of our share capital held by foreign shareholders exceeds 25%, future approved enterprises would qualify for reduced tax rates for an additional three years, after the seven years mentioned above. However, we cannot assure you that we will obtain additional “approved enterprise” status for our operations, or that the provisions of the Investments Law will not change, or that the above-mentioned shareholding portion will be reached or maintained for each subsequent year.

        On January 1, 2003, Israel’s tax laws underwent a significant tax reform (Amendment 132 to the Income Tax Ordinance (New Version) – 1961). The legislation broadened the categories of taxable income, and reduced the tax rates imposed on employment income. Among the key provisions of this legislation were (i) changes which may result in the imposition of taxes on dividends received by an Israeli company from its foreign subsidiaries; and (ii) the introduction of the controlled foreign corporation concept according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid by the subsidiary in its country of residence.

        Our international operations are taxed at the local effective corporate tax rate in the countries of our subsidiaries’ residence. We believe that in the future we will derive an increasing percentage of our income from operations outside of Israel and that, accordingly, our effective tax rate may increase. However, we expect that this increase will be offset by carried forward accumulated losses of consolidated companies. As a result, we anticipate that our net effective tax rate in the foreseeable future shall be lower than 25%.

C.	Research and Development, Patents and Licenses

        For a description of our research and development activities, see “Item 4.B. Business Overview-Research and Development.”

        For information concerning our intellectual property rights, see “Item 4.B. Business Overview-Intellectual Property.”

D.	Trend Information

        We have been affected by global economic changes, in particular the sharp decline in 2001 and 2002, in capital spending in the information technology, or IT, sector and the overall business slow-down in North America and Europe, as well as in Israel. Uncertainties in the North American and European markets have influenced the purchasing patterns of leading software developers who delayed their planned orders and caused developers to reduce the amount of their planned license commitment. These changes in purchasing patterns in the IT industry directly affect our operating results. Our revenues decreased from $49.2 million in 2000 to $38.4 million in 2001 and to $36.7 million in 2002. In the last two years, as a result of a slight recovery of the market, and the impact of a strategic acquisition we completed, this trend changed, and our revenues increased to $54.3 million in 2003 and $57.2 million in 2004. We cannot know whether the global market will recover in the future, and how the economic conditions will continue to affect our business. As we continue to market new products and penetrate international markets, we expect our selling, general and administrative expenses to continue to be relatively high.

        In March 2003, we completed the acquisition of the entire outstanding share capital of Liraz. In 2004, we concluded the integration of all managerial and field functions of Liraz within ours. We expect that as a result of the integration of our business with that of Liraz, the combined companies will be able to realize greater operating efficiencies and will benefit from a broader product line with a larger and more diversified marketing and support network. In addition, we anticipate that the combination of our respective technical personnel will enhance our product development capabilities. We cannot assure you that the benefits we anticipate will occur as a result of assimilating Liraz’s business will contribute to our business to the extent anticipated. This in turn may materially adversely affect our business, financial condition and our quarterly and annual results of operations.

E.	Off-Balance Sheet Arrangements

        The Company has no off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

        The following table summarizes our contractual obligations and commitments as of December 31, 2004:

	Payment due by period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	$ in thousands

Long term debt obligations	13,422	180	13,104	138	-
Capital (finance) lease obligations	136	104	32	-	-
Operating lease obligations	5,179	2,941	1,945	293	-

Total	18,737	3,225	15,081	431	-

        The above table does not include royalties that we may be required to pay to the OCS and which may reach, in the aggregate, as of December 31, 2004, $1.8 million (see “Item 4.B. Business Overview – Research and Development.”). We are unable to reasonably estimate the time and the amounts that we will eventually be required to pay to the OCS, if at all, since these amounts depend on our ability to sell products based on the OCS-funded technologies and the timing of such sales, if any.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

        The following table describes information about our executive officers and directors as of March 16, 2005.

Name	Age	Position

Gad Goldstein	46	Chairman of the Board
Aaron Crystal	61	Director
Arie Kilman	52	Chief Executive Officer, Director
Iris Yahal	44	Chief Financial Officer, Director
Dan Goldstein	51	Director
Shai Beilis	56	Director
Naamit Salomon	40	Director
Michael Chill (1)	38	Director
Amira Berkovitz-Amir(1)	38	Director

    (1) An outside director

        Gad Goldstein has served as a chairman of our board of directors since April 1998 and as a director of Formula since January 1985. Mr. Goldstein was the vice president of Formula from 1985 through 1995 and was appointed president of Formula in 1995. He is also a director of other companies within the Formula Group, including Matrix IT Ltd., or Matrix, Magic Software Enterprise Ltd., or Magic, Formula Vision Technologies (F.V.T.) Ltd. and Sapiens International Corporation N.V., or Sapiens, all of which are publicly traded companies. Mr. Goldstein holds a BA in economics and an MA in business administration, both from Tel Aviv University. Gad Goldstein is the brother of Dan Goldstein, one of our directors.

        Aaron Crystal founded Crystal System Solutions Ltd. In 1987, and served as its Chief Executive Officer through 1996 and President through 2004. Mr. Crystal has served as one of our directors since our formation. Between November 1999 and December 2004, he also served as vice chairman of the board of directors. From 1983 to 1987 Mr. Crystal was vice president – technical support of Mehish Computer Services.

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

        Shai Beilis served as chairman of our board of directors from December 1995 until April 1998 and as vice chairman of our board of directors from April 1998 until November 1999. Mr. Beilis continues to serve as one of our directors and as a member of our audit committee. Mr. Beilis currently serves as chairman and chief executive officer of Formula Ventures, a venture capital fund, member of the Formula group. Mr. Beilis also served as a director of Formula from December 1997 to February 2005. From July 1993 to the beginning of 1995, Mr. Beilis served as the managing director of Clal Computers and Technology Ltd., an Israeli information technology company. Mr. Beilis holds a B.Sc. in mathematics and economics from the Hebrew University in Jerusalem and an MA in computer science from the Weizmann Institute of Science.

        Naamit Salomon joined our board of directors in December 2004. Ms. Salomon has served as vice president, finance of Formula since August 1997. Ms. Salomon also serves as a director of Magic and Sapiens. From 1990 through August 1997, Ms. Salomon was a controller of two privately held companies in the Formula Group. Ms. Salomon holds a BA degree in economics and business administration from Ben Gurion University and an LLM degree from Bar-Ilan University.

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

        Amira Berkovitz-Amir joined our board of directors as one of our independent directors in December 2004. Ms. Berkovitz-Amir serves as vice president, finance of Of-Tov Products (2001) Ltd. a manufacturer in the food industry and a member of Osem Industries Group. Previously, Ms. Berkovitz-Amir served as vice president, finance and controller of Pri-Hagalil Industries, a manufacturer in the food industry. Ms. Berkovitz-Amir holds a BA degree in economics and accounting and an MA in business administration, both from the Hebrew University. Ms. Berkovitz-Amir is a certified public accountant in Israel.

B.	Compensation

        During the year ended December 31, 2004, we paid to our outside directors and executive officers aggregate remuneration of approximately $582,000. Under Israeli law, we are not required to disclose, and have not otherwise disclosed, the compensation of our senior management and directors on an individual basis. This amount includes amounts set aside or accrued to provide pension, social security or similar benefits but does not include amounts expended by us for automobiles made available to our officers and expenses (including business travel, professional and business association dues and expenses) reimbursed to officers.

        The aggregate remuneration set forth in the foregoing paragraph does not include amounts we paid to Formula under the terms of a management agreement, as consideration for management services rendered to us by certain directors designated by Formula. These directors currently include Gad Goldstein, Dan Goldstein and Naamit Salomon. See “Item 7.B. Related Party Transactions.”

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

        Mr. Kilman, in his former position as Liraz’s chairman of the board of directors was granted by Liraz in May 2002 a loan in an amount equal to approximately $300,000, linked to the Israeli consumer price index, and bearing annual interest at a rate of 4%. Under the terms of the loan, the loan should be repaid to Liraz in four equal annual installments until 2006, but no later than termination of Mr. Kilman’s employment. Mr. Kilman pledged in favor of Liraz 200,000 Liraz’s shares he owned as a security for repayment of the loan. Following the share exchange transaction between us and Liraz’s shareholders, effective as of November 14, 2002, Mr. Kilman replaced the pledged shares with 119,760 BluePhoenix shares. The amount of BluePhoenix shares pledged by Mr. Kilman was based on the exchange ratio determined in the share exchange agreement, pursuant to which every 1.67 shares of Liraz were exchanged for one BluePhoenix ordinary share. Except for the replacement of the pledged shares, the terms of the loan were not amended in any way. As of March 16, 2005, Mr. Kilman repaid $150,000 of the principal amount of the loan plus linkage differentials and accrued interest. Accordingly, one half of the pledged shares were released from the pledge. To date, Mr. Kilman has complied with all loan payment obligations under the loan agreement. An amount of $170,000 (including linkage differentials and accrued interest) is still outstanding.

C.	Board Practices

        Pursuant to our articles of association, directors are elected at a general meeting of our shareholders by a vote of the holders of a majority of the voting power represented at the meeting. Additional directors may be elected between general meetings by a majority of our directors. Our board is comprised of 9 persons, of which 2 have been determined to be independent within the meaning of the applicable NASDAQ requirements. These independent directors also serve as outside directors mandated under Israeli law and subject to additional criteria to help ensure their independence. See “Outside Directors,” below. Each director, except for the outside directors, holds office until the next annual general meeting of shareholders. Officers are appointed by our board of directors. We compensate our outside directors in an annual amount of $12,000 each. We do not compensate our other directors for their services as directors (other than compensation we pay to Formula pursuant to our management agreement with it). For information regarding the employment agreements of our officers, see “Item 6.B. Compensation.” For additional information, see “Item 7.B. Related Party Transactions.”

        Our board of directors has appointed a compensation committee, comprised of Messrs. Gad Goldstein, Shai Beilis and Arie Kilman. The compensation committee is responsible for making recommendations to the Board with respect to the granting of options to employees and setting the compensation of our executive officers.

        Companies trading on The NASDAQ Stock Market are generally required to have a majority of their board members be independent. We are exempt from this requirement under the “controlled company” exemption because more than 50% of our voting power is held by Formula.

Outside Directors

        Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel, are required to appoint at least two outside directors. The Companies Law provides that a person may not be appointed as an outside director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment to serve as outside director, or had, during the two years preceding that date, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

—	an employment relationship;
—	a business or professional relationship maintained on a regular basis;
—	control; and
—	service as an office holder.

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

        The initial term of an outside director is three years and may be extended for an additional three years. At present, Mr. Michael Chill and Ms. Amira Berkovitz-Amir serve as our outside directors, Mr. Chill to hold office until July 2006 and Ms. Berkovitz-Amir until December 2007.

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

        In addition, under applicable NASDAQ rules, we are currently required to have at least two independent directors and to maintain an audit committee, at least a majority of whose members are independent of management. Our outside directors qualify as independent directors under the applicable NASDAQ rules and those of the Securities and Exchange Commission. We have established an audit committee, consisting of our two outside directors, Mr. Michael Chill and Ms. Amira Berkovitz-Amir, as well as Mr. Shai Beilis. The board has determined that both Michael Chill and Amira Berkovitz-Amir are “audit committee financial experts” as defined by applicable SEC regulations. See “Item 16A. Audit Committee Financial Expert.”

        Under the Companies Law, the audit committee is responsible for overseeing the business management practices of the company in consultation with the company’s internal auditor and the independent auditor, making recommendations to the board to improve such practices and approving related party transactions as required by law. In accordance with the Sarbanes-Oxley Act and NASDAQ requirements, our audit committee is directly responsible for the appointment, compensation and oversight of our independent auditors. In addition, the audit committee is responsible for assisting the board in monitoring our financial statements and the effectiveness of our internal controls. We are in the process of implementing a formal audit committee charter embodying these responsibilities.

Internal Auditor

        Under the Companies Law, the board of directors appoints an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an office holder, or an affiliate, or a relative of an office holder or affiliate, and he may not be the company’s independent accountant or its representative.

Approval of Certain Transactions under the Companies Law

        The Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of loyalty includes (i) avoiding any conflict of interest between the office holder’s position in the company and his personal affairs, (ii) avoiding any competition with the company, (iii) avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others and (iv) revealing to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder. Each person listed in the table under “Directors and Senior Management” above is an office holder. Under the Companies Law, arrangements regarding the compensation of directors require the approval of the audit committee, the board of directors and shareholder approval.

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

        Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his power in the company including, among other things, voting in a general meeting of shareholders on the following matters:

—	any amendment to the articles of association;
—	an increase of the company's authorized share capital;
—	a merger; or
—	approval of interested party transactions that require shareholder approval.

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

        Office Holder Insurance

Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for insurance of all or a part of the liability of any of our office holders imposed on the office holder in respect of an act performed in his or her capacity as an office holder, in respect of each of the following:

—	a breach of his duty of care to us or to another person;
—	a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that such act would not prejudice our interests; or
—	a financial obligation imposed on him or her in favor of another person.

Indemnification of Office Holders

Our articles of association provide that, subject to the provisions of the Companies Law, we may indemnify our office holders in respect of an obligation or expense specified below imposed on an office holder in respect of an act performed in his or her capacity as an office holder, as follows:

—	a financial obligation imposed on him or her in favor of another person by a court judgment, including a compromise judgment or an arbitrator's award approved by court;
—	reasonable litigation expenses, including attorney’s fees, expended by an office holder or charged to the office holder by a court, in a proceeding instituted against the office holder by us or on our behalf or by another person, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of an offense that does not require proof of criminal intent.

We may undertake to indemnify an office holder as aforesaid, (a) prospectively, provided that the undertaking is limited to categories of events which in the opinion of our board of directors can be foreseen when the undertaking to indemnify is given, and to an amount set by our board of directors as reasonable under the circumstances and (b) retroactively.

        We have entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to the limitations set by the Companies Law and our articles of association, as described above. For more information, see “Item 7.B. Related Party Transactions – Indemnification of Office Holders.”

        Limitations on Insurance and Indemnification

        The Companies Law provides that a company may not indemnify an office holder nor enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of any of the following:

—	a breach by the office holder of his duty of loyalty, unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
—	a breach by the office holder of his duty of care if the breach was done intentionally or recklessly;
—	any act or omission done with the intent to derive an illegal personal benefit; or
—	any fine levied against the office holder.

        In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders.

        We have procured directors’ and officers’ liability insurance and obtained all necessary approvals.

D.	Employees

        The table below presents certain information regarding the number of our employees, the sector in which they are employed and their geographical area of employment, in the periods indicated.

	2004	2003	2002

Technical Experts	290	250	280
Research and Development	160	120	140
Sales, General and Administrative	110	115	120
Total	560	485	540

In Israel	223	175	230
Outside Israel	337	310	310

        These employees include expert consultants who we train for the implementation of our modernization tools and methodologies.

        With respect to our employees in Israel, we are subject to various Israeli labor laws and labor practices, and to administrative orders extending certain provisions of collective bargaining agreements between the Histadrut (Israel’s General Federation of Labor) and the Coordinating Bureau of Economic Organizations (the Israeli federation of employers’ organizations) to all private sector employees. For example, mandatory cost of living adjustments, which compensate Israeli employees for a portion of the increase in the Israeli consumer price index, are determined on a nationwide basis. Israeli law also requires the payment of severance benefits upon the termination, retirement or death of an employee. We meet this requirement by contributing on an ongoing basis towards “managers’ insurance” funds that combine pension, insurance and, if applicable, severance pay benefits. In addition, Israeli employers and employees are required to pay specified percentages of wages to the National Insurance Institute, which is compatible with the United States Social Security Administration. Other provisions of Israeli law and regulations govern matters such as the length of the workday, minimum wages, other terms of employment and restrictions on discrimination. We are also subject to the labor laws and regulations of other jurisdictions in the world where we have employees.

E.	Share Ownership

        The following table presents information regarding the ownership of our ordinary shares by the persons listed in the table under “Directors and Senior Management,” as of March 16, 2005. The percentage of outstanding ordinary shares is based on 13,556,205 ordinary shares outstanding as of March 16, 2005, (excluding 1,870,565 shares held by two of our wholly owned subsidiaries).

Name	Shares beneficially owned (1)		Options to purchase ordinary shares
	Number	Percentage of outstanding ordinary shares	Number

Arie Kilman (2)	591,814	4.4%	376,829	(2)
Dan Goldstein	424,510	3.1%
Gad Goldstein	330,628	2.4%
Aaron Crystal	924,038 (3)	6.8%
Shai Beilis (1)	___	___
Iris Yahal (1)	___	___
Naamit Salomon (1)	___	___
Michael Chill (1)	___	___
Amira Berkovitz-Amir (1)	___	___
All directors and officers as a group (9 persons) (4)	2,856,780	21.1%	467,829	(4)

(1)	Each of the directors and executive officers whose holdings are not separately specified in the above table beneficially owns less than one percent of our outstanding ordinary shares (including options held by each of these persons).

(2)	Mr. Kilman was granted options to purchase ordinary shares under the following terms: (i) Options to purchase 375,000 ordinary shares exercisable at $2.25 per share and (ii) Options to purchase 200,000 ordinary shares exercisable at $4.00 per share. Of these grants, options to purchase 264,236 and 112,593 ordinary shares, respectively, are currently exercisable.

(3)	Includes 294 shares that Anat Crystal, Mr. Crystal’s spouse, beneficially owns.

(4)	Includes options to purchase 467,829 ordinary shares currently exercisable at a price and during the terms indicated in the table below:

Number of Ordinary Shares Underlying the Options	Exercise Price	Expiration

280,236	2.25	April 2013
30,000	3.00	February 2012
10,000	3.50	September 2013
112,593	4.00	September 2013
10,000	4.50	April 2013
10,000	5.50	October 2010
15,000	6.50	November 2006

Arrangements Involving the Issuance of BluePhoenix’s Shares or Grant of Options to Purchase Shares

        The 1996 Share Option Plan

        In 1996, we adopted two option plans. One of these option plans has been terminated after all options granted under it had been exercised. Pursuant to our other 1996 option plan, as amended, we reserved 3,700,000 ordinary shares for issuance to our and our subsidiaries’ directors, officers, consultants and employees. As of March 16, 2005, options to purchase 2,132,587 ordinary shares were outstanding under the plan. The exercise price of the options granted under the extant 1996 option plan ranges from $2.25 to $10.50.

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

        Options Granted to Employees of One of Our Subsidiaries

        In connection with the purchase of a controlling interest in IntraComp Group Incorporated in 2000, we granted to certain employees of IntraComp options to purchase an aggregate of 70,000 of our ordinary shares. The options are exercisable at an exercise price of $9.625 per share and shall expire in August 2010.

        Options Granted to FIMI

        In January 2001, we granted FIMI, a creditor of our affiliate, Intercomp, a put option to sell to us promissory notes issued by Intercomp in an aggregate principal amount of $3.5 million plus interest accrued since January 2001 at an annual rate of 5%, which could be paid, subject to FIMI’s approval, in BluePhoenix’s ordinary shares. For additional information regarding the terms of this put option, see “Item 5.B. Liquidity and Capital Resources – Contractual Commitments and Guarantees.”

        Issuance of Shares in connection with Call and Put Options in respect of Infinity’s Holdings in Intercomp

        In April 2004, a shareholder of Intercomp represented by Infinity, granted to us a call option to purchase its entire holdings in Intercomp, exercisable until April 1, 2006. If we do not exercise our option, Infinity will have a put option to cause us to purchase Infinity’s entire holdings in Intercomp, exercisable from April 2006 until September 2006. If either of the options is exercised by us or by Infinity, we shall be obliged to issue to Infinity, as consideration for Intercomp’s shares, 100,000 BluePhoenix’s ordinary shares and an additional amount of shares to be calculated based on revenues generated from the sale of licenses to use Intercomp’s products. The shares will be subject to a lock-up period until April 1, 2006. We may, at our option, pay to Infinity the cash equivalent of such shares.

        Convertible Debentures and Warrants Purchased by Institutional Investors

        On March 30, 2004, we completed a $5 million private placement of our convertible debentures and warrants to purchase BluePhoenix’s ordinary shares to four institutional investors. On February 18, 2005, in connection with discussions regarding the delayed effectiveness of the registration statement required to be filed as part of the transaction, the institutional investors and we amended certain terms of the transaction. The debentures are convertible into our ordinary shares for a conversion price of $5.25 per ordinary share, subject to (i) adjustment for stock dividends, stock splits, recapitalization and other similar events and (ii) anti-dilution adjustment. The debentures are due on November 30, 2007. Interest accrues on the debentures at a rate equal to the six-month LIBOR. Interest on the debentures is paid quarterly in cash or BluePhoenix ordinary shares, at our discretion. The conversion rate with respect to payments of interest on the debentures will be equal to 90% of the volume weighted average price of our ordinary shares on the NASDAQ during the 20 trading days preceding the date of payment of interest. In the event the volume weighted average price per ordinary share (as calculated in the preceding sentence) for any 20 consecutive trading days exceeds $6.56, then we may force the holders of the debentures to convert any or all of the principal amount of the debentures held by them as of such date, subject to, among other things, our having an effective resale registration statement at such time for the resale of the ordinary shares underlying the debentures.

In addition to the debentures, the institutional investors were issued warrants to purchase up to 285,714 of our ordinary shares at an exercise price of $6.50 per share, subject to (i) adjustment for stock dividends, stock splits, recapitalization and other similar events and (ii) anti-dilution adjustment. The warrants are exercisable during a 5 years period commencing on September 2004.

        Notwithstanding the above, if as a result of any conversion of debentures or exercise of warrants, any of the institutional investors will beneficially own more than 4.99% of our outstanding ordinary shares (or 9.99%, in the case of a forced conversion of debentures), then that investor will not have the right to convert its debenture or exercise its warrant, as the case may be, in an amount in excess of such threshold. Furthermore, we will not issue ordinary shares upon conversion of the debentures or exercise of the warrants in an aggregate amount in excess of 19.99% of the total number of ordinary shares outstanding as of March 30, 2004, without obtaining the approval of our shareholders prior to such issuance.

        If the debentures issued to the institutional investors are fully converted and the warrants are fully exercised, we would be required to issue to the investors up to 1,238,095 ordinary shares, subject to adjustments.

        If, during a period of 360 days after the date on which the registration statement registering the ordinary shares underlying the convertible debentures and the warrants is declared effective, the volume weighted average price per ordinary share equals or exceeds the market price of our shares on March 30, 2004, the institutional investors may purchase from us additional debentures convertible into BluePhoenix’s ordinary shares for a conversion price of $4.50 per ordinary share at an aggregate purchase price of up to $3,000,000 and receive additional warrants on the same terms as the initial warrants, exercisable into such number of BluePhoenix’s ordinary shares equal to 30% of the ordinary shares into which the additional debentures are convertible.

        If, during the period mentioned above, the volume weighted average price per ordinary share during any 10 consecutive trading days exceeds $12.825, we may require the institutional investors to purchase, for an aggregate purchase price of up to $3,000,000, additional debentures for an aggregate principal amount of $3,000,000, and warrants on the same terms as the initial warrants, exercisable into such number of BluePhoenix’s ordinary shares equal to 30% of the ordinary shares into which the additional debentures are convertible.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

        The following table presents information regarding the ownership of our ordinary shares at March 16, 2005 by each person known to us to be the beneficial owner of 5% or more of our ordinary shares. Except where we indicated otherwise, we believe, based on information furnished by these owners, that the beneficial owners of our shares listed below have sole investment and voting power with respect to the shares.

Name and Address	Ordinary Shares Beneficially Owned
	Number		Percent (1)

Formula Systems (1985) Ltd.	7,946,170		64.2	% (2)
3 Hagalim Boulevard
Herzlia 46725, Israel

Aaron Crystal	924,038	(3)	6.8%

Arie Kilman	968,643	(4)	6.9	% (5)

(1)	Unless otherwise indicated, percentages in the above table are based on 13,556,205 ordinary shares outstanding as of March 16, 2005, and do not include 1,870,565 ordinary shares that two of our subsidiaries hold.

(2)	Formula owns of record 7,946,170 ordinary shares. Messrs. Dan Goldstein and Gad Goldstein have entered into agreements, which require them to vote their ordinary shares (an aggregate of 755,138 shares) as instructed by Formula. As a result of these voting agreements, Formula beneficially owns approximately 64.2% of our outstanding shares. Dan Goldstein is chairman of the board and chief executive officer of Formula. Dan Goldstein holds, through a wholly owned company, 50% interest in FIMGold LP which owns 33% of the outstanding shares of Formula. Gad Goldstein is a director and president of Formula and owns 2.5% of the outstanding shares of Formula. Messrs. Dan and Gad Goldstein are brothers. Based on the foregoing, Dan Goldstein and Gad Goldstein each may be deemed to share with Formula the power to vote and dispose of our ordinary shares beneficially owned by Formula. Each of Dan Goldstein and Gad Goldstein disclaims beneficial ownership of the ordinary shares beneficially owned by Formula.

(3)	Includes 294 shares that Anat Crystal, Mr. Crystal’s spouse, beneficially owns.

(4)	Includes currently exercisable options to purchase 376,829 ordinary shares.

(5)	Percentage is calculated based on 14,024,034 ordinary shares outstanding, which includes currently exercisable options to purchase 467,829 ordinary shares by two officers of the company.

        All of our ordinary shares have equal voting rights. Under our two buy-back programs (as described in “Item 5.B. Liquidity and Capital Resources”), two of our subsidiaries purchased 1,870,565 of our ordinary shares, as of March 16, 2005. Under applicable Israeli law, the shares held by our subsidiaries have no voting rights and, therefore, are excluded from the number of our outstanding shares. If our subsidiaries purchase additional shares, the percentage of our outstanding shares controlled by Formula would increase.

        In November 2002, we purchased through a share exchange transaction 86% of the outstanding share capital of Liraz. As part of the transaction, we issued to Liraz’s selling shareholders, including Formula, 3,478,624 of our ordinary shares, constituting an aggregate of 26% of our outstanding share capital. Of these shares, we issued to Formula 2,343,113 ordinary shares.

        As of March 15, 2005, there were 32 record holders of our ordinary shares. Of these record holders, 17 holders had mailing addresses in the United States owning an aggregate of approximately 53.8% of our outstanding ordinary shares, excluding the shares that our subsidiaries hold. As of December 2, 2004, we had 1,407 beneficial shareholders.

B.	Related Party Transactions

        Management Agreement with Formula

On January 1, 1996, we signed a letter agreement with Argotec Ltd., at that time our parent company wholly owned by Formula, pursuant to which Formula provides us with administrative and management support. Under the agreement, Formula provides three of our directors, including our chairman of the board, who is active in the direction of our business. Additionally, Formula arranges to have certain volume discounts extended to us as part of Formula’s control group, and Formula provides us with administrative services, including services relating to insurance, human resources, global planning, real property leasing, and the department of motor vehicles.

        Pursuant to the letter agreement, we pay to Formula in return for its services, a management fee equal to 3.0% of our revenues, up to a maximum of $180,000 per year. The amount of management fee was negotiated between us and Argotec in 1996 when we initially entered into the letter agreement. The amount of the fee was determined based primarily on the parties’ good faith estimates of the value of services to be provided by the three directors seconded to us by Formula and the extent of our expected cost savings to be generated by Formula’s assistance in obtaining volume discounts and the provision of administrative support. Although we did not engage in actual negotiations with potential third-party providers of comparable services, the fee was based in part on our market knowledge of the cost of obtaining such services from third parties and/or developing the internal resources necessary to carry out these functions ourselves.

        We pay the management fee to Formula in installments at the end of each quarter. For the year ended December 31, 2004, a management fee of $180,000 was payable to Formula under this agreement, representing 0.3% of our revenues in 2004. In addition, we reimburse Formula from time to time for expenses Formula incurred on our behalf.

        For more information regarding the positions that some of our directors hold in Formula and their holdings in Formula’s shares, see “Item 6.A. Directors and Senior Management” and “Item 7.A. Major Shareholders.”

        Cooperation with Matrix

        We have been cooperating with Matrix Ltd., a subsidiary of Formula, in performance of modernization projects in Israel and license agreements. In 2004 revenues from sales through Matrix amounted to $1.9 million.

        Matrix also serves as a subcontractor in several projects we perform. In 2004 the aggregate expense to Matrix subcontractors was $2.2 million.

        Registration Rights Agreements, Voting Agreements

        In 1997, we entered into a registration rights agreement with Formula, Dan Goldstein, Gad Goldstein, Aaron Crystal and an additional shareholder, referred to collectively as the holders. Under this registration rights agreement, the holders have certain registration rights with respect to their ordinary shares. We have agreed that, beginning January 31, 1998, at the request of the holders of a majority of the shares held by the persons and entities who signed the agreement, and on no more than two occasions, we will file a registration statement under the Securities Act for an offering of their shares with respect to which registration is requested. In addition, if we otherwise propose to register our ordinary shares under the Securities Act, these holders may request that we register their shares as well, subject to certain limitations. We shall bear all fees and expenses in connection with the registration, except that the holders will pay all fees and expenses of their own counsel and all underwriting discounts and commissions relating to their shares.

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

        In May 2004, our board of directors approved to include 400,000 BluePhoenix’s shares held by certain directors and officers in a registration statement filed by us on June 1, 2004 and declared effective on March 15, 2005.

        Messrs. Dan Goldstein and Gad Goldstein have entered into voting agreements that require them to vote their ordinary shares as instructed by Formula.

        Transactions Between Us and Our Subsidiaries

        We currently hold 40% of the outstanding share capital of MultiConn Technologies, and have an option to increase our holdings in MultiConn Technologies to 60%. In May 2004, we provided on behalf of MultiConn Technologies a guarantee in the amount of $300,000. For more information about M.S.I. MultiConn and MultiConn Technologies, see “Item 4.B. Business Overview – Investments and Acquisitions – MultiConn.”

        In the fourth quarter of 2003, we exercised an option to purchase from Intercomp certain technology for an aggregate of $1.9 million. In addition, we undertook to pay to Intercomp royalties of 25% of the revenues generated from the purchased technology. In connection with the purchase of Intercomp’s technology, we assumed the rights and obligations of Intercomp under a distribution agreement, pursuant to which Intercomp granted rights to a distributor to further develop and distribute Intercomp’s products. As of December 31, 2004, we lent to Intercomp an aggregate of approximately $1.8 million. The principal of the loans plus interest accrued are convertible into preferred shares of Intercomp, subject to certain conditions. For more information about Intercomp, see “Item 4.B. Business Overview – Investments and Acquisitions – Intercomp.”

        Transactions Between Us and Our Chief Executive Officer

        Mr. Kilman, in his former position as Liraz’s chairman of the board of directors, was granted by Liraz in May 2002 a loan in an amount equal to approximately $300,000. As of March 16, 2005, Mr. Kilman repaid $150,000 of the principal amount of the loan plus linkage differentials and accrued interest. For more information relating to the loan granted to Mr. Kilman, see “Item 6.B. Compensation.”

        Indemnification of Office Holders

        Since July 2003, we grant to each of our office holders an indemnification letter, pursuant to which we undertake to indemnify each office holder in respect of an obligation or expense imposed on the office holder in respect of an act performed in his or her capacity as an office holder, provided, however, that the undertaking is limited to categories of events specified in the indemnification letter and subject to the provisions of any law, as follows:

(i)	a financial obligation imposed on him or her in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by court; and

(ii)	reasonable litigation expenses including attorneys’ fees, expended by an office holder or charged to the office holder by a court, in a proceeding instituted against the office holder by the company or on its behalf or by another person, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of an offense that does not require proof of criminal intent.

        The indemnification described above shall also apply to an obligation or expense imposed on the office holder in respect of an act performed in his or her capacity as an office holder or an employee of one of our subsidiaries. Our undertaking for indemnification is limited to up to 25% of our shareholders’ equity as it appears in our latest financial statements known at the date of indemnification.

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

        Office Holders Insurance

        We have obtained an insurance policy covering our directors’ and officers’ liability. Our subsidiaries participate in the premium payments of the insurance, on a proportional basis. The total premium we paid during 2004 was approximately $80,000.

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

        In July 2003, a former Liraz shareholder filed an application with the Tel Aviv, Jaffa District Court to approve a claim filed by him against us, as a class action. The claim relates to the acquisition of Liraz shares, which we completed in March 2003. The shareholder alleges that the share price we paid to Liraz’s shareholders in the tender offer and in a subsequent mandatory purchase was lower than the fair price of Liraz shares. The maximum amount of the claim is approximately $5.8 million in the aggregate. Under Israeli law, the court’s approval is required for the plaintiff to represent all of the shareholders of Liraz who sold their shareholdings to us pursuant to the tender offer and the mandatory acquisition. The plaintiff has applied for such approval in the lawsuit. No hearing has been scheduled for this lawsuit. Based on our analysis of the statement of claim, including an evaluation of the fair value of the Liraz shares, and the price paid for Liraz in a previous transaction immediately prior to the tender offer, we believe that the allegations against us in this proceeding are without merit and we intend to vigorously defend the claim and contest the allegations made therein.

        Sogeti Nederland B.V., referred to as Sogeti, a Dutch company, has notified us of the termination of a migration project which was performed jointly by Sogeti and one of our wholly owned subsidiaries, ASE B.V., for a Dutch customer, NV Interpolis BTL, due to an alleged breach on our part. The project was performed by Sogeti as prime contractor and by ASE as subcontractor. BluePhoenix acted as subcontractor of ASE. In March 2004, Sogeti was granted by the district court in Amsterdam leave to put a lien over a bank account of ASE pursuant to an ex parte application. In the application, Sogeti claims that it has to make, or has made, a refund to Interpolis of 2.2 million euro and that it may suffer losses of a least 150,000 euro. For purposes of the lien application, Sogeti estimates the aggregate amount of the claim at 3 million euro. Sogeti did not file a claim against us by the due date as required under the Dutch law, and as a result, the lien was cancelled.

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

B.	Significant Changes

        Except as otherwise disclosed in this annual report, there has been no material change in our financial position since December 31, 2004.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

        The following table shows the high and low closing price for our ordinary shares on the NASDAQ National Market for the periods indicated.

Calendar Period	Price Per Share
	High	Low
	(in $)

2000	19.50	5.63

2001	8.69	2.05

2002	4.15	2.00

2003	7.04	2.10
First Quarter	2.41	2.10
Second Quarter	3.25	2.18

Calendar Period	Price Per Share
	High	Low
	(in $)

Third Quarter	4.00	3.05
Fourth Quarter	7.04	3.75

2004
First Quarter	7.49	4.63
Second Quarter	5.67	4.76
Third Quarter	5.56	3.71
Fourth Quarter	4.49	3.78
September	4.53	4.00
October	4.46	4.07
November	4.49	3.80
December	4.25	3.85

2005
January	4.30	3.78
February	4.82	3.82
March (through March 16)	4.90	4.35

        The following table shows the high and low closing price for our ordinary shares on the TASE for the periods indicated.

Calendar Period	Price Per Share
	High	Low
	(in $)

2001(from January 21)	35.70	10.50

2002	20.10	8.01

2003	29.20	11.49
First Quarter	12.00	11.49
Second Quarter	13.00	11.49
Third Quarter	16.50	13.00
Fourth Quarter	29.20	16.50

2004
First Quarter	33.80	22.50
Second Quarter	26.59	23.00
Third Quarter	24.20	19.01
October	20.00	20.00
November	19.56	18.20
December	19.40	17.00
2005
January	17.80	18.93
February	17.99	20.40
March (through March 16)	20.50	20.99

B.	Plan of Distribution

Not applicable.

C.	Markets

        Our ordinary shares have been traded in the United States on the NASDAQ National Market since our initial public offering on January 30, 1997 and were not publicly traded prior to this date. The symbol on the NASDAQ National Market for our ordinary shares is BPHX. On January 21, 2001, we listed our ordinary shares for trading on the Tel Aviv Stock Exchange.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

Pursuant to Marketplace Rule 4350(a) of NASDAQ, we received a permanent exemption from Marketplace Rule 4350(b)(1)(A), which requires a company to distribute to its shareholders copies of its annual report containing its audited financial statements. We follow the common practice among TASE companies, and do not send our annual financial statements to shareholders. A copy of our annual report on Form 20-F is posted on our website promptly after it is filed with the SEC.

B.	Memorandum and Articles of Association

        We are registered with the Israeli Companies Register under the number 52-004306-8. Our objects are specified in our memorandum of association. These objects include:

—	operating within the field of informational and computer systems;
—	providing management, consulting and sale services for computers, computer equipment, software for computers and for information systems;
—	the business of systems analysis, systems programming and computer programming; and

—	establishing facilities for instruction and training for computers and digital systems.

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

        Under the Companies Law, a shareholder has a duty to act in good faith towards the company in which he holds shares and towards other shareholders and to refrain from abusing his power in the company including voting in the general meeting of shareholders on:

—	any amendment to the articles of association;
—	an increase of the company's authorized share capital;
—	a merger; or
—	approval of some of the acts and transactions that require shareholder approval.

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

        We consider the agreements related to the $5 million private placement of convertible debentures and warrants completed in March 2004, the acquisition of Liraz’s shares and our investments in Mainsoft Corporation, IntraComp Group Inc. and Intercomp Ltd. as material contracts. For a summary of the terms of these investments, see “Item 4.B. Business Overview – Investments and Acquisitions” and “Item 5.B. Liquidity and Capital Resources.” In addition, the following agreements with Microsoft and SDC Udvikling are material to our business.

        Licensing Agreement with Microsoft

        In August 1998, we entered into a Windows source code license agreement with Microsoft that terminated and superseded our prior arrangement with Microsoft. In May 2002, the parties entered into an amendment to the license agreement that expanded our access to certain Microsoft development technologies.

        Under the terms of the agreement, as amended, we continue to have access to specified software code and documentation for specified versions of Windows, Windows NT, and Windows XP, collectively referred to as the licensed software. The agreement grants us the right to distribute the licensed software as a component of our Visual MainWin® development kit and runtime products. The agreement provides for the payment of royalties to Microsoft that are based upon the licensing of our Visual MainWin® products, which include the licensed software. The agreement has a perpetual term although it may be terminated earlier under certain circumstances, including in the event of change of control of either of the parties.

        The agreement provides that in the event that we cease the active distribution or licensing of our Visual MainWin® products for more than one year, we will be deemed to have granted to Microsoft a worldwide, exclusive, perpetual, irrevocable, royalty-free license to our Visual MainWin® products.

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

        In December 2003, we entered into an independent contractor agreement with Microsoft. In accordance with this agreement, Microsoft agreed to offset the value of the services we performed under the independent contractor agreement from accrued royalties of up to $1,605,000. During the year ended December 31, 2004, we accrued royalties due to Microsoft of $325,000, and recognized credits (reductions to expense) related to waivers and to services performed of $125,000 and $635,000, respectively.

        Our ability to develop, sell and market our Visual MainWin® products that use the licensed software is dependent upon the continued access to the licensed software and updated additional source code. While we believe that our relationship with Microsoft will continue on terms acceptable to us, a change in or termination of the agreement could prevent us from developing and selling certain products and materially adversely affect our business, results of operations and financial condition.

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

Israeli Taxation

        The following is a description of material tax consequences regarding the ownership and disposition of the Company’s ordinary shares under Israeli tax laws to which U.S. and other non-Israeli shareholders may be subject. The information below does not apply to specified persons or cover specified situations. Therefore, you are advised to consult your own tax advisor as to particular tax consequences unique to you related to an investment in our ordinary shares including the effects of applicable Israeli or foreign or other tax laws and possible changes in the tax laws.

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

United States Federal Income Tax Considerations

        Subject to the limitations described herein, this discussion summarizes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to a U.S. holder. A U.S. holder is a holder of our ordinary shares who is:

—	an individual citizen or resident of the U.S. for U.S. federal income tax purposes;
—	a corporation or partnership (or another entity taxable as a corporation or partnership for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof;
—	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
—	a trust (i) if, in general, a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

        Unless otherwise specifically indicated, this discussion does not consider the U.S. tax consequences to a person that is not a U.S. holder and considers only U.S. holders that will own the ordinary shares as capital assets.

        This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, referred to as the Code, current and proposed Treasury regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s individual circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers or who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares, U.S. holders holding the ordinary shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, insurance companies, tax-exempt organizations, financial institutions, persons who acquired their shares upon the exercise of employee stock options or otherwise as compensation, and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the tax treatment of persons who are, or hold the ordinary shares through, a partnership or other pass-through entity is not considered, nor is the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws.

        You are advised to consult your tax advisor with respect to the specific U.S. federal, state, local and foreign income tax consequences to you of purchasing, holding or disposing of our ordinary shares.

        Taxation on Distributions on the Ordinary Shares

        We have never paid dividends, and currently do not intend to pay dividends in the future. If we make distributions in the future, the amount of the distribution with respect to the ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any Israeli taxes withheld as described above under “Taxation – Israeli Taxation.” Subject to the discussion below under “Tax Consequences if We are a Passive Foreign Investment Company,” a distribution paid by us with respect to the ordinary shares to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15%), provided that such dividends meet the requirements of “qualified dividend income.” Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do; in such case the dividend will be taxed at ordinary income rates.

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

        Dividends paid by us in NIS will be included in the income of U.S. holders at the dollar amount of the dividend (including any Israeli taxes withheld therefrom), based upon the spot rate of exchange in effect on the date the distribution is included in income. U.S. holders will have a tax basis in NIS for U.S. federal income tax purposes equal to that dollar value. Any subsequent gain or loss in respect of NIS arising from exchange rate fluctuations will generally be taxable as U.S. source ordinary income or loss.

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

        Tax Consequences If We Are a Passive Foreign Investment Company

        We will be a passive foreign investment company, or PFIC, for a taxable year if either (1) 75% or more of our gross income in the taxable year is passive income; or (2) 50% or more of the value, determined on the basis of a quarterly average, of our assets in the taxable year produce, or are held for the production of, passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s income. If we are a PFIC, a U.S. holder must determine under which of three alternative taxing regimes it wishes to be taxed:

—	The “QEF” regime applies if the U.S. holder elects to treat us as a “qualified electing fund” (“QEF”) for the first taxable year in which the U.S. holder owns our ordinary shares or in which we are a PFIC, whichever is later, and if we comply with certain reporting requirements. If the QEF regime applies, then each year that we are a PFIC such U.S. holder will include in its gross income a proportionate share of the our ordinary earnings (which is taxed as ordinary income) and net capital gain (which is taxed as long-term capital gain), subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. These amounts would be included in income by an electing U.S. holder for its taxable year in which our taxable year ends, whether or not such amounts are actually distributed to the U.S. holder. A U.S. holder’s basis in our ordinary shares for which a QEF election has been made would be increased to reflect the amount of any taxed but undistributed income. Generally, a QEF election allows an electing U.S. holder to treat any gain realized on the disposition of his ordinary shares as capital gain.

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

—	A second regime, the “mark-to-market” regime, may be elected so long as our ordinary shares are publicly traded. Pursuant to this regime, an electing U.S. holder’s ordinary shares are marked-to-market each year and the U.S. holder recognizes as ordinary income or loss an amount equal to the difference as of the close of the taxable year between the fair market value of our ordinary shares and the U.S. holder’s adjusted tax basis therein. Losses are allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. An electing U.S. holder’s adjusted basis in our ordinary shares is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election.

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

—	A U.S. holder making neither the QEF election nor the mark-to-market election is subject to the “excess distribution” regime. Under this regime, “excess distributions” are subject to special tax rules. An excess distribution is either (1) a distribution with respect to ordinary shares that is greater than 125% of the average distributions received by the U.S. holder from us over the shorter of either the preceding three years or such U.S. holder’s holding period for our ordinary shares, or (2) 100% of the gain from the disposition of our ordinary shares (including gain deemed recognized if the ordinary shares are used as security for a loan).

Excess distributions must be allocated ratably to each day that a U.S. holder has held our ordinary shares. A U.S. holder must include amounts allocated to the current taxable year and to any period prior to the first day of the first taxable year for which we are a PFIC in its gross income as ordinary income for the current taxable year. All amounts allocated to other years of the U.S. holder would be taxed at the highest tax rate for each such other year applicable to ordinary income. The U.S. holder also would be liable for interest on the deferred tax liability for each such other year calculated as if such liability had been due with respect to each such other year. A U.S. holder that is an individual is not allowed a deduction for interest on the deferred tax liability. The portions of distributions that are not characterized as “excess distributions”are subject to tax in the current year under the normal tax rules of the Code.

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

        We believe that in 2004 we were not a PFIC and currently we expect that we will not be a PFIC in 2005. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the value of our assets and the amount and type of our gross income. Therefore, there can be no assurance that we will not become a PFIC for the current fiscal year ending December 31, 2005 or in a future year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year to enable U.S. holders to consider whether or not to elect to treat us as a QEF for U.S. federal income tax purposes or to “mark to market” the ordinary shares or to become subject to the “excess distribution” regime.

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

        The SEC maintains an Internet Web site at http://www.sec.gov that contains reports and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system. BluePhoenix began filing through the EDGAR system beginning on November 14, 2002.

        BluePhoenix’s ordinary shares are quoted on the NASDAQ National Market. You may inspect reports and other information concerning BluePhoenix at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

        Information about us is also available on our Web site at http://www.bphx.com. Such information on our Web site is not part of this annual report.

        BluePhoenix, as a foreign private issuer, is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and BluePhoenix’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, BluePhoenix is not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        In light of the nature of our activities, we invest our cash and cash equivalents, in short-term time deposits. As of December 31, 2004, we invested substantially all of the cash we held in dollars, euro and DKK currency accounts. In addition, we had outstanding loans in dollars, euro and NIS. Fluctuations in foreign currency exchange rates, such as euro or NIS versus the dollar may have a negative impact on our operating results and financial condition. Depending upon the circumstances, we will consider entering into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar versus any other applicable foreign currencies.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has determined that Mr. Michael Chill and Ms. Amira Berkovitz-Amir, both members of our audit committee, are audit committee financial experts, as defined by applicable SEC regulations.

ITEM 16B. CODE OF ETHICS

        BluePhoenix has adopted a code of business conduct and ethics applicable to its executive officers, directors and all other employees. A copy of the code is available to all BluePhoenix’s employees, investors and others upon request to the following address: BluePhoenix Solutions Ltd. 8 Maskit st. Herzliya 46120, Israel, Attn: Legal Advisor. Any waiver of this code for executive officers or directors will be disclosed through the filing of a Form 6-K.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Policy of Pre-Approval of Audit and Non-Audit Services of Independent Auditors

        Our audit committee is responsible for the oversight of our independent auditor’s work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by Ziv Haft certified public accountants (Isr.) BDO member firm. These services may include audit services, audit-related services, tax services and other services, as further described below. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, Ziv Haft certified public accountants (Isr.) BDO member firm and our management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

Principal Accountant Fees and Services

        BluePhoenix paid the following fees for professional services rendered by Ziv Haft certified public accountants (Isr.) and other BDO member firm, for the years ended December 31, 2003 and 2004:

	2004	2003
	($ in thousands)

Audit Fees	$280	$284
Audit-Related Fees	100	28
Tax Fees	45	52
All Other Fees	-	-

Total	$425	$364

        The audit fees for the years ended December 31, 2004 and 2003 were for professional services rendered for the audits of our annual consolidated financial statements, review of our consolidated quarterly financial statements, statutory audits of BluePhoenix and its subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC.

        The audit-related fees for the years ended December 31, 2004 and 2003 were for assurance and related services related to accounting consultations and audits in connection with acquisitions, issuance of convertible debentures and related warrants and review of our registration statement by the SEC.

        Tax fees for the years ended December 31, 2004 and 2003 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

P A R T III

ITEM 17. FINANCIAL STATEMENTS

        We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

        The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.

1.1	English translation of the Memorandum of Association as amended on July 23, 2003(1)

1.2	Articles of Association as amended on January 15, 2001(2)

4.1	Cooperation agreement dated August 10, 1999, between ForSoft Ltd. and the Registrant (English summary accompanied by Hebrew original) (3)

4.2	Agreement dated June 12, 2003, among the Registrant, the owners of all of the issued and outstanding common stock of IntraComp Group Incorporated (4)

4.3	Agreement dated January 11, 2001 among the Registrant, the Israel Mezzanine Fund L.P., The Israel Mezzanine Fund, The Jordan (Bermuda) Investment Company Ltd.(2)

4.4	Amendment dated August 7, 2003 to agreement among the Registrant, the Israel Mezzanine Fund L.P., The Israel Mezzanine Fund and The Jordan (Bermuda) Investment Company Ltd. dated January 11, 2001 (6)

4.5	Share Purchase Agreement dated March 30, 2004, among the Registrant and four institutional investors in connection with a $5 million private placement(5)

4.6	Amendment dated February 18, 2005 to Share Purchase Agreement among the Registrant and four institutional investors in connection with a $5 million private placement(5)

4.7	Registration Rights Agreement dated March 30, 2004, among the Registrant and four institutional investors in connection with a $5 million private placement(5)

Exhibit No.

4.8	Share Exchange Agreement dated October 13, 2002 among the Registrant, Formula Systems (1985) and certain shareholders of Liraz Systems Ltd.(4)

4.9	The 1996 Share Option Plan--Part One, as amended on January 28, 1997, December 5, 1999, December 18, 2000, December 26, 2000 and August 6, 2003(6)

4.10	Agreement dated January 1, 1996 among the Registrant and Argotec Ltd.(7)

4.11	Form of voting agreement dated September 30, 1996 between Argotec Ltd. and each of Dan Goldstein and Gad Goldstein (7)

4.12	English translation of Loan Agreement between Liraz Systems Ltd. and Arie Kilman dated April 2000 as amended by the Addendum dated April 2002(6)

4.13	Form of Indemnification Letter dated July 24, 2003 between the Registrant and certain office holders(6)

4.14	Summary of credit line Letter Agreement between the Registrant and Bank Leumi Le'Israel Ltd.(6)

8	List of Subsidiaries

10.1	Consent of Ziv Haft certified public accountants (Isr.) BDO member firm

12.1	Certification of the Chief Executive Officer pursuant toss.302 of the Sarbanes-Oxley Act

12.2	Certification of the Chief Financial Officer pursuant toss.302 of the Sarbanes-Oxley Act

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C.ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C.ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act

(1)    Incorporated by reference to the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on December 24, 1996.
(2)    Incorporated by reference to the Registrant annual report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2001.
(3)    Incorporated by reference to the Registrant annual report on Form 20-F filed with the Securities and Exchange Commission on June 28, 2002.

(4)     Incorporated by reference to the Registrant annual report on Form 20-F filed with the Securities and Exchange Commission on June 19, 2003.
(5)     Incorporated by reference to the Registration Statement on Form F-3 filed with the Securities and Exchange Commission on June 1, 2004, as amended on November 9, 2004 and on February 18, 2005.
(6)     Incorporated by reference to the Registrant annual report on Form 20-F filed with the Securities and Exchange Commission on June 1, 2004, as amended on November 9, 2004.
(7)     Incorporated by reference to Amendment No. 1 to the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on January 28, 1997.
†     Previously submitted.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) BY: /S/ Iris Yahal —————————————— Iris Yahal Chief Financial Officer

Date: March 30, 2005

EXHIBIT INDEX

Exhibit No.

1.1	English translation of the Memorandum of Association as amended on July 23, 2003(1)

1.2	Articles of Association as amended on January 15, 2001(2)

4.1	Cooperation agreement dated August 10, 1999, between ForSoft Ltd. and the Registrant (English summary accompanied by Hebrew original) (3)

4.2	Agreement dated June 12, 2003, among the Registrant, the owners of all of the issued and outstanding common stock of IntraComp Group Incorporated (4)

4.3	Agreement dated January 11, 2001 among the Registrant, the Israel Mezzanine Fund L.P., The Israel Mezzanine Fund, The Jordan (Bermuda) Investment Company Ltd. (2)

4.4	Amendment dated August 7, 2003 to agreement among the Registrant, the Israel Mezzanine Fund L.P., The Israel Mezzanine Fund and The Jordan (Bermuda) Investment Company Ltd. dated January 11, 2001 (6)

4.5	Share Purchase Agreement dated March 30, 2004, among the Registrant and four institutional investors in connection with a $5 million private placement(5)

4.6	Amendment dated February 18, 2005 to Share Purchase Agreement among the Registrant and four institutional investors in connection with a $5 million private placement(5)

4.7	Registration Rights Agreement dated March 30, 2004, among the Registrant and four institutional investors in connection with a $5 million private placement (5)

4.8	Share Exchange Agreement dated October 13, 2002 among the Registrant, Formula Systems (1985) and certain shareholders of Liraz Systems Ltd. (4)

4.9	The 1996 Share Option Plan--Part One, as amended on January 28, 1997, December 5, 1999, December 18, 2000, December 26, 2000 and August 6, 2003(6)

4.10	Agreement dated January 1, 1996 among the Registrant and Argotec Ltd. (7)

4.11	Form of voting agreement dated September 30, 1996 between Argotec Ltd. and each of Dan Goldstein and Gad Goldstein(7)

4.12	English translation of Loan Agreement between Liraz Systems Ltd. and Arie Kilman dated April 2000 as amended by the Addendum dated April 2002(6)

Exhibit No.

4.13	Form of Indemnification Letter dated July 24, 2003 between the Registrant and certain office holders(6)

4.14	Summary of credit line Letter Agreement between the Registrant and Bank Leumi Le'Israel Ltd. (6)

8	List of Subsidiaries

10.1	Consent of Ziv Haft certified public accountants (Isr.) BDO member firm

12.1	Certification of the Chief Executive Officer pursuant toss.302 of the Sarbanes-Oxley Act

12.2	Certification of the Chief Financial Officer pursuant toss.302 of the Sarbanes-Oxley Act

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C.ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C.ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act

(1)     Incorporated by reference to the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on December 24, 1996.
(2)     Incorporated by reference to the Registrant annual report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2001.
(3)     Incorporated by reference to the Registrant annual report on Form 20-F filed with the Securities and Exchange Commission on June 28, 2002.
(4)     Incorporated by reference to the Registrant annual report on Form 20-F filed with the Securities and Exchange Commission on June 19, 2003.
(5)     Incorporated by reference to the Registration Statement on Form F-3 filed with the Securities and Exchange Commission on June 1, 2004, as amended on November 9, 2004 and on February 18, 2005.
(6)     Incorporated by reference to the Registrant annual report on Form 20-F filed with the Securities and Exchange Commission on June 1, 2004, as amended on November 9, 2004.
(7)     Incorporated by reference to Amendment No. 1 to the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on January 28, 1997.
†        Previously submitted.

BLUEPHOENIX SOLUTIONS LTD.
(An Israeli Corporation)
2004 Annual Report

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

2004 CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars ($).

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of
BLUEPHOENIX SOLUTIONS LTD.

We have audited the accompanying consolidated balance sheets of BluePhoenix Solutions Ltd. (the “Company”) and its subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor  were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated results of its operations and cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

As discussed more fully in Note 11A1, there were public reports in early 2004 that Microsoft source code was leaked to the Internet, with source traces coming from the Company’s subsidiary. While the Company’s subsidiary believes its relationship with Microsoft will continue on terms acceptable to the Company’s subsidiary, a change in the relationship could materially adversely affect the Company’s subsidiary’s business, result of operations, and financial condition.

Tel Aviv, Israel
March 30, 2005

Ziv Haft Certified Public Accountants (Isr.) BDO Member Firm

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

CONSOLIDATED BALANCE SHEETS

	December 31,

	2004	2003

	(in thousands)

ASSETS
CURRENT ASSETS (Note 13):
Cash and cash equivalents	$9,363	$11,105
Marketable securities	177	406
Trade accounts receivable (Note 15A1)	15,814	12,617
Other current assets (Note 15A2)	2,567	1,899

Total current assets	27,921	26,027

INVESTMENTS IN AFFILIATES AND OTHER COMPANIES (Note 3)	-	3,578	*

FIXED ASSETS (Note 4, 15D2):
Cost	10,614	8,920
Less - accumulated depreciation	7,921	6,121

	2,693	2,799

GOODWILL (Note 5)	37,090	36,807

CAPITALIZED SOFTWARE DEVELOPMENT COSTS AND OTHER (Note 6)	23,178	11,609	*

Total assets	$90,882	$80,820

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES (Note 13):
Short-term bank credit (Note 7)	$7,214	$8,342
Accounts payable and accruals:
Trade	4,382	3,425
Deferred revenue	2,583	3,034
Other (Note 15A3)	7,385	10,980

Total current liabilities	21,564	25,781

LONG-TERM LIABILITIES:
Convertible debentures (Note 12B4)	5,149	-
Accrued severance pay, net (Note 8)	1,160	9 15
Provision for losses in formerly-consolidated subsidiary (Note 9)	1,971	1,971
Loans from banks and others (Note 10)	7,537	2,065

Total long-term liabilities	15,817	4,951

MINORITY INTEREST	4,870	4,690

COMMITMENTS AND CONTINGENCIES (Note 11)
SHAREHOLDERS’ EQUITY (Note 12):
Share capital - ordinary shares of NIS 0.01 par value (authorized - December 31, 2004 and 2003 - 30,000,000 shares; issued: December 31, 2004 15,420,104 shares; December 31, 2003 - 15,354,841 shares)	31	30
Capital surplus	54,953	54,412
Accumulated other comprehensive income (loss)	(1,631)	(1,476)
Retained earnings	9,986	7,140

	63,339	60,106

Cost of 1,870,565 Company shares held by subsidiaries	(14,708)	(14,708)

Total shareholders’ equity	48,631	45,398

Total liabilities and shareholders’ equity	$90,882	$80,820

The accompanying notes are an integral part of the consolidated financial statements.

* reclassified

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,

	2004	2003	2002

	(in thousands, except per share amounts)

Revenues (Note 15D1)	$57,186	$54,340	$36,668
Cost of revenues	24,253	24,115	15,220

Gross profit	32,933	30,225	21,448
Software development costs, net	8,055	8,138	7,387
Selling, general and administrative expenses	21,388	20,140	13,245
Restructuring costs and non-recurring expenses (Note 15B1)	-	-	472

Operating income (loss)	3,490	1,947	344
Financial income (expenses), net (Note 15B3)	(882)	165	(195)
Gain on realization of shareholdings (Note 15B4)	112	376	-
Other income (expenses), net (Note 15B5)	975	567	(1,581)

Income (loss) before taxes on income	3,695	3,055	(1,432)
Income tax expense (Note 14)	260	152	160

	3,435	2,903	(1,592)
Equity in losses of affiliated companies, net	(516)	(898)	(1,336)
Minority interest	(73)	(154)	(702)

Net income (loss)	$2,846	$1,851	$(3,630)

Earnings (loss) per share (Note 15C):
Basic	$0.21	$0.14	$(0.35)

Diluted	$0.21	$0.14	$(0.35)

Weighted average number of shares outstanding (Note 15C):

Basic	13,523	13,451	10,517

Diluted	14,679	13,644	10,517

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share Capital

	Number of Shares	Amount	Capital Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Loans Against Exercise of Options	Cost of Company Shares Held by Subsidiaries	Total

	(in thousands, except shares)

Balance at January 1, 2002	9,984,850	23	41,131	-	8,919	(346)	(14,470)	35,257
Changes during 2002:
Components of comprehensive income:
Net loss	-	-	-	-	(3,630)	-	-	(3,630)
Currency translation adjustments	-	-	-	1,781	-	-	-	1,781

Total comprehensive loss								(1,849)

Repayment of loans granted against exercise of options	-	-	-	-	-	346	-	346
Exercise of employee share options	90,000	-	321	-	-	-	-	321
Purchase of treasury stock	(104,465)	-	-	-	-	-	(238)	(238)
Issuance of shares (Note 2D)	3,478,624	7	12,877	-	-	-	-	12,884

Balance at December 31, 2002	13,449,009	30	54,329	1,781	5,289	-	(14,708)	46,721
Changes during 2003:
Components of comprehensive income:
Net income	-	-	-	-	1,851	-	-	1,851
Currency translation adjustments	-	-	-	(3,257)	-	-	-	(3,257)

Total comprehensive loss								(1,406)

Exercise of employee share options	35,267	-	83	-	-	-	-	83

Balance at December 31, 2003	13,484,276	$30	$54,412	$(1,476)	$7,140	$-	$(14,708)	$45,398

Changes during 2004:
Components of comprehensive income:
Net income	-	-	-	-	2,846	-	-	2,846
Currency translation adjustments	-	-	-	(155)	-	-	-	(155)

Total comprehensive income								2,691

Issuance of shares (note 2G)	31,496	1	199	-	-	-	-	200

Issuance of options	-	-	48	-	-	-	-	48

Beneficial conversion features	-	-	173	-	-	-	-	173

Exercise of employee share options	33,767	-	121	-	-	-	-	121

Balance at December 31, 2004	13,549,539	$31	$54,953	$(1,631)	$9,986	-	$(14,708)	$48,631

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,

	2004	2003	2002

	(in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$2,846	$1,851	$(3,630)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Minority interest in earnings of consolidated subsidiaries	73	154	702
Equity in losses of affiliated companies, net	516	898	1,481
Depreciation and amortization	4,430	3,910	2,774
Increase (decrease) in accrued severance pay, net	(362)	96	(214)
Loss from sale of fixed assets	14	31	37
Gain on realization of shareholdings and expiration of options	(112)	(451)	(84)
Write-down of loans to an investee	-	350	-
Write-down of shareholdings in an investee	-	100	1,800
Change in value of long term-loans and liabilities	275	(92)	(92)
Decrease of provision for losses in formerly consolidated subsidiary	-	(541)	-
Deferred taxes	(104)	513	50
Changes in operating assets and liabilities:
Decrease in marketable securities	600	234	60
Decrease (increase) in trade receivables	(2,011)	(2,022)	3,965
Decrease (increase) in other current assets	(335)	647	1,205
Increase (decrease) in trade payables	437	(193)	(3,422)
Decrease in other accounts payable	(5,138)	(3,027)	(1,830)

Net cash provided by operating activities	1,129	2,458	2,802

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(1,118)	(867)	(823)
Proceeds from sale of fixed assets	203	157	278
Investment in and loans to affiliated and other companies	(97)	(1,140)	(2,999)
Repayment of loan	68	-	-
Proceeds from sale of investments	2,777	376	-
Capitalization of software development and other costs	(7,117)	(3,159)	(2,442)
Purchase of minority interest in subsidiaries	-	(2,730)	(1,124)
Investment in newly-consolidated subsidiaries (Appendix A)	(95)	-	2,605
Realization of investment in previously-consolidated subsidiaries (Appendix B)	-	(152)	-

Net cash used in investing activities	(5,379)	(7,515)	(4,505)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term bank credit, net	(2,350)	495	5,165
Repayment of long-term loans	(2,063)	-	-
Receipt of long-term loans	2,443	-	1,375
Issuance in a subsidiary to minority shareholders	-	313	-
Purchase of Company shares by subsidiaries	-	-	(238)
Repayment of loans granted against exercise of options	-	-	346
Issuance of convertible debentures and warrants	5,000	-	-
Debentures issuance expense	(643)	-	-
Exercise of employee share options	121	83	321

Net cash provided by (used in) financing activities	2,508	891	6,969

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH	-	(35)	666

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,742)	(4,201)	5,932
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	11,105	15,306	9,374

CASH AND CASH EQUIVALENTS AT END OF YEAR	$9,363	$11,105	$15,306

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,

	2004	2003	2002

	(in thousands)

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Income taxes	$1,316	$415	$258
Interest	$443	$537	$321

APPENDIX A - INVESTMENT IN NEWLY-CONSOLIDATED SUBSIDIARIES:

	Year ended December 31,

	2004	2003	2002

	(in thousands)

Working capital, other than cash	$2,631	-	$(4,551)
Investment in and loans to affiliated Company	27	-	4,156
Fixed assets	(373)	-	(968)
Minority interest	98	-	2,144
Customer related intangible assets	(425)	-
Goodwill	(283)	-	(25,232)
Capitalized software development costs	(6,056)	-	(3,763)
Non-current liabilities	4,086	-	17,935
The Company shares issued upon acquisition	200	-	12,884

Net cash provided by (used in) acquisition	$(95)	-	$2,605

APPENDIX B - REALIZATION OF PREVIOUSLY-CONSOLIDATED SUBSIDIARIES:

	Year ended December 31,

	2004	2003	2002

	(in thousands)

Working capital, other than cash	-	$226	-
Investment in and loans to affiliated Company	-	(2,613)	-
Fixed assets other	-	145	-
Other assets	-	49
Minority interest	-	21	-
Goodwill	-	2,132	-
Severance pay	-	(112)	-

Total	-	$(152)	-

APPENDIX C - NON CASH ACTIVITIES:

	Year ended December 31,

	2004	2003	2002

	(in thousands)

Purchase of technology from an affiliate offset against the outstanding loan that was given to the affiliate	-	$1,917	-

The accompanying notes are an integral part of the financial statements.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

Note 1 - Summary of Significant Accounting Policies:

A.	General:

The significant accounting policies, applied on a consistent basis, are as follows:

	1.	The Company:
a)

BluePhoenix Solutions Ltd. (“BluePhoenix”) (together with its subsidiaries “the Company”) is an Israeli corporation, which operates in one business segment—  enterprise IT modernization solutions. The Company develops and markets software tools and provides consulting services for efficient modernization of legacy systems and cross-platform migration. The Company manages its business in various international markets through several entities, including its wholly-owned subsidiaries located in: USA, UK, Denmark, Germany, Italy, Netherlands, Cyprus, Romania and Israel. The Company operates in one reportable operating segment. Listed below are details relating to BluePhoenix’s major subsidiaries and affiliates:

	Shareholding percentage		State of incorporation

Name	2004	2003

	%

Subsidiaries:
BluePhoenix Solutions B.V. *	100	100	Netherlands
BluePhoenix Solutions Nordic Aps *	100	100	Denmark
Advanced Systems Europe B.V. *	100	100	Netherlands
Liraz Systems Ltd. (“Liraz”)	100	100	Israel
Mainsoft Corporation (“Mainsoft”)	58	58	USA
IntraComp Group, Inc. (“IntraComp”)	100	100	USA
MSI MultiConn Solutions International (1995) Ltd. **	100	__	Israel
MultiConn Technologies Ltd.**	40	__	Israel
Intercomp Ltd. (“Intercomp”)	62	__	Israel

Affiliates:
MSI MultiConn Solutions International (1995)
Ltd. **	__	60	Israel
MultiConn Technologies Ltd.**	__	60	Israel
Tesnet Software Testing Ltd. (“Tesnet”)	__	19	Israel

*	Indirectly through Liraz
**	See Note 2J.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

Note 1 - Summary of Significant Accounting Policies (cont.):

A.	General (cont.):

	1.	The Company (cont.):
		b)	In July 2003, the name of the Company was changed from “Crystal Systems Solutions Ltd.” to “BluePhoenix Solutions Ltd.”

	2.	Principal Shareholder:
Formula Systems (1985) Ltd. (“Formula”), owns 58.6% of the Company’s shares as of December 31, 2004.

	3.	Accounting Principles:
The consolidated financial statements are prepared in accordance with accounting principles generally accepted (“GAAP”) in the United States.

	4.	Functional Currency:

The currency of the primary economic environment in which the operations of the  Company and most of its subsidiaries are conducted is the U.S. dollar (“dollar”).  Most of the Company’s sales are made outside of Israel (see Note 15D1 for export  sales by geographic areas) and are denominated in dollars. In addition, a substantial  portion of the Company’s costs are incurred in dollars. Thus, the functional and  reporting currency of the Company is considered to be the dollar. During the first  quarter of 2003 some of the subsidiaries changed their functional currency from euro  to U.S. dollar which caused a reduction in the goodwill amount of approximately $3 million.

For consolidated companies whose functional currency is the dollar, transactions and  balances originally denominated in dollars are presented at their original amounts.  Balances in non-dollar currencies are translated into dollars using historical and  current exchange rates for non-monetary and monetary balances, respectively. For  non-dollar transactions reflected in the statements of operations, the exchange rates at  transaction dates are used. Amortization and depreciation deriving from non-  monetary items are based on historical exchange rates. The resulting transaction gains  or losses are included in the statements of operations.

For consolidated companies whose functional currency is other than the dollar, transactions and balances have been translated to dollars under the principles prescribed in Statement of Financial Accounting Standards (“SFAS”) No. 52 of the Financial Accounting Standards Board (“FASB”). Assets and liabilities have been translated at period-end exchange rates. Results of operations have been translated at appropriately weighted average exchange rates. Differences resulting from such translation are presented as a separate component of shareholder’s equity under the caption “Accumulated Other Comprehensive Income.”

BLUEPHOENIX SOLUTIONS LTD.

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

The consolidated financial statements include the accounts of BluePhoenix Solutions Ltd. and its subsidiaries in which it has a controlling interest, and a certain variable interest entity that the Company is required to consolidate pursuant to Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities” as revised in December 2003 (“FIN 46”) Acquisition of subsidiaries is accounted for under the purchase method. All intercompany balances and transactions have been eliminated upon consolidation.

C.	Cash and cash Equivalents:

Cash equivalents are considered by the Company to be highly-liquid investments, including, inter alia, short-term deposits with banks, the maturity of which did not exceed three months at the time of deposit and which are not restricted.

D.	Provision for doubtful accounts:
The provision for doubtful accounts was computed on the basis of specific receivables the collection of which, in the opinion of Company’s management, is in doubt.

E.	Investments:

Investments in affiliates over which the Company exercises significant influence are accounted for under the equity method. Investments in other companies are accounted for under the cost method. Investments in marketable securities are classified as “trading,” and unrealized gains or losses therefrom are reported in the statement of operations in accordance with the principles set forth in SFAS No. 115 of the FASB. Investments are periodically reviewed to determine whether an other-than-temporary impairment in value has occurred, in which case the investment is written down to its fair value.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

Note 1 - Summary of Significant Accounting Policies (cont.):

F.	Fixed Assets:

Fixed assets are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over their estimated useful lives. Annual rates of depreciation are as follows:

%

Computers and peripheral equipment	20 - 33 (mainly 33)
Office furniture and equipment	6 - 15 (mainly 7)
Leasehold improvements	Over the term of the lease or the life of the assets, whichever is shorter
Motor vehicles	15

G.	Impairment of Long-Lived Assets:

The Company’s long-lived assets are reviewed for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value.

H.	Goodwill:

Goodwill that arose from acquisitions prior to July 1, 2001 was amortized until December 31, 2001 on a straight-line basis over 10 years. Prior to 2002, goodwill was assessed for impairment by comparing undiscounted cash flows to the carrying amount of the goodwill. If the carrying amount was not recoverable, goodwill was written down to its fair value.

In July 2001 the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). SFAS No. 142 requires goodwill to be tested for impairment on an annual basis and between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Furthermore, SFAS No. 142 requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite.

SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The Company adopted SFAS No. 142 effective January 1, 2002. In accordance with SFAS No. 142, the Company ceased amortizing goodwill totaling $15.1 million as of the beginning of 2002. Based on the impairment tests performed, there was no impairment of goodwill in 2004, 2003 and 2002. There can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

Note 1 - Summary of Significant Accounting Policies (cont.):

I.	Software Development Costs:

Development costs of software that is intended for sale, and which were incurred after the establishment of technological feasibility of the relevant product, are capitalized. Technological feasibility is determined when detailed program design is completed and verified in accordance with the provisions of SFAS No. 86 of the FASB. Software development costs incurred before technological feasibility is established are charged to the statement of operations as incurred, net of participation of the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the “OCS”).

Amortization of capitalized software development costs begins when the product is available for general release to customers. Annual amortization is computed by the straight-line method, over the remaining useful life of the product, or based on the ratio of current gross revenues to current and anticipated future gross revenues, whichever is higher. Currently, amortization is computed by the straight-line method over a period of 5 years. During the year ended December 31, 2004, the company capitalized software development costs aggregating $7.1 million (2003 - $3.2 million, 2002 - $2.4 million) and amortized capitalized software development costs aggregating $2.6 million (2003 - $2.7 million, 2002 - $1.5million) included in cost of revenues.

In the Company management’s estimate, total capitalized costs do not exceed the net realizable value of the software product. In the event that unamortized software development costs exceed the net realizable value of the product, they are written down to net realizable value.

J.	Employee share Options:

At December 31, 2004, the Company has one stock-based employee compensation plan, which is described more fully in Note 12B. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. No stock-based employee compensation cost is charged to income, as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 of the FASB, “Accounting for Stock-Based Compensation,” to stock-based employee compensation.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

Note 1 - Summary of Significant Accounting Policies (cont.):

J.	Employee share Options (cont):

	Year ended December 31,

	2004	2003	2002

	(in thousands, except per share amounts)

Net income (loss) as reported	$2,846	$1,851	$(3,630)

Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(624)	(473)	(681)

Pro forma net income (loss)	$2,222	$1,378	$(4,311)

Earnings per share:

Basic - as reported	$0.21	$0.14	$(0.35)

Basic - pro forma	$0.16	$0.10	$(0.41)

Diluted - as reported	$0.21	$0.14	$(0.35)

Diluted - pro forma	$0.16	$0.10	$(0.41)

K.	Revenue Recognition:

Revenues derived from direct software license agreements are recognized in accordance with Statement of Position (SOP) 97-2 “Software Revenue Recognition” (as amended by SOP 98-4 and SOP 98-9), upon delivery of the software, when collection is probable, the license fee is otherwise fixed or determinable and persuasive evidence of an arrangement exists.

The arrangements, which include multiple elements, are usually arrangements where the Company sells software products and Post Contract Support (PCS). In addition there are certain arrangements where the Company sells software and consulting services. Consulting service fees are based on time invested. For these multiple elements, SOP 97-2 requires that the fair value of each component in a multiple element arrangement will be determined based on the vendor’s specific objective evidence (VSOE) for that element, and revenue is allocated to each component based on its fair value. SOP 98-9 requires that revenue be recognized under the “residual method” when VSOE does not exist for all the delivered elements, VSOE of fair value exists for all undelivered elements, and all other SOP 97-2 criteria are met. Under the residual method, any discount in the arrangement is allocated to the delivered elements. The specific objective evidence for the PCS is established by the price charged on separate PCS renewal contracts. The VSOE for the consulting services is established by the price charged on other time based consulting service contracts where no sale of other elements is involved, considering the territory where the service is performed, the size of the customer, the quantity of the purchased services, the professional expertise of the consultants, etc. The revenue associated with the delivered elements is recognized using the residual method discussed above.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

Note 1 - Summary of Significant Accounting Policies (cont.):

K.	Revenue Recognition (cont.):

The Company recognizes revenues from consulting fees with respect to projects billed on a time and material basis, based on the number of hours performed. In some of the agreements with the Company’s customers, the customers have the right to receive unspecified upgrades on an if-and-when available basis (the Company does not provide specific upgrades). These upgrades are considered post-contract support (PCS). Revenue allocated to the PCS is recognized ratably over the term of the PCS.

When a project involves significant production, modification or customization, of software, and for other fixed fee contracts, revenue is generally recognized according to the percentage of completion method, in accordance with the provisions of SOP 81-1 “Accounting for Performance of Construction-Type Contracts.” Under this method, estimated revenue is generally accrued based on costs incurred to date, as a percentage of total updated estimated costs.

The Company recognizes contract losses, if any, in the period in which they first become evident.

Some of the Company’s contracts include client acceptance clauses. In these contracts, the Company follows the guidance of TPA 5100.67 and SAB 104. In determining whether revenue can be recognized, when an acceptance clause exists, the Company considers its history with similar arrangements, the customer’s involvement in the progress, and the existence of other service providers and the payments terms. There are no rights of return, price protection or similar contingencies in the Company’s contracts.

Deferred revenue includes unearned amounts received under maintenance contracts and amounts received from customers but not yet recognized as revenues. Payments for maintenance fees are generally made in advance and are non-refundable. On December 31, 2004 approximately $5.1 million (December 31, 2003 - $2.8 million) of the accounts receivable balance was unbilled due to the customers payment terms. The Company believes the amount will be collected in one year in accordance with the contract terms.

Management believes that the Company’s revenue recognition policies are in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 101 and SAB 104, “Revenue Recognition in Financial Statements.”

L.	Advertising Costs:

The Company expenses advertising costs as incurred.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

Note 1 - Summary of Significant Accounting Policies (cont.):

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

The Company applies the provisions of SFAS No.109 “Accounting for Income Taxes” of the FASB, see also Note 14E.

O.	Earnings (Loss) Per Share:

Earnings (loss) per share (“EPS”) were computed in accordance with the provisions of SFAS No. 128 of the FASB (“SFAS No. 128”). SFASNo. 128 requires the presentation of both basic and diluted EPS. Basic net earnings (loss) per share are computed based on the weighted average number of common shares outstanding during each year. Diluted earnings (loss) per share is computed based on the weighted average number of common shares outstanding during each year, plus dilutive potential common shares considered outstanding during the year.

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

With respect to trade receivables, the risk is limited due to the nature and size of the entities which constitute the Company’s customer base. The Company assesses the financial position of its customers prior to the engagement with them, and has not encountered material credit difficulties there with.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

Note 1 - Summary of Significant Accounting Policies (cont.):

P.	Financial Instruments (cont):

	b.	Fair value of financial instruments:

The financial instruments of the Company consist mainly of cash and cash equivalents, short term investments, current receivables, long term loans and other investments, credit from banks, accounts payable and long term liabilities to banks.

The convertible Debentures are valued using the discounted cash flows model based on the LIBOR interest rate. Warrants are priced using a Black-Scholes option pricing model.

In view of their nature, the fair value of the financial instruments included in the Company’s working capital is usually identical or close to their carrying value. The carrying value of equity-method investees approximates their fair value.

Q.	Comprehensive Income:

Comprehensive income presented in shareholders’ equity includes, in addition to net income (loss), translation gains and losses of non-dollar currency financial statements of subsidiaries (see also Note 1A4, with respect to the change in the functional currency).

R.	Financial Instruments:

The application of SFAS No. 133 - “Accounting for Derivatives and Hedging Activities” and related pronouncements and interpretations did not have any material impact on the Company’s consolidated financial statements.

S.	Recently issued accounting pronouncements:

In December 2004, the FASB issued No. 123(R), “Share Based Payment.” SFAS No. 123(R) requires that compensation costs related to share based payment transactions to be recognized in the financial statements. In most cases the amount of compensation cost will be measured based on the grant date fair value of the equity or liability issued. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Awards classified, as liabilities will be remeasured to fair value each reporting period. The compensation cost will be recognized over the period that the employee provides service in exchange for the award. SFAS No. 123(R) replaces SFAS No. 123, Accounting for Stock-Based Compensation and supersedes APB 25, Accounting for Stock Issued to Employees. SFAS No. 123(R) is effective for public entities as of the beginning of the first interim or annual reporting period that begins after June 15, 2005.

The Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

Note 1 - Summary of Significant Accounting Policies (cont.):

S.	Recently issued accounting pronouncements (cont.):

The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first period of adoption of SFAS No. 123(R), hile the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. The company is currently evaluating the two methods of adoption allowed by SFAS 123(R), and has yet to determine what effect the adoption of this statement will have on its financial statements.

In December 2004, the FASB issued SFAS No. 153, “Exchange of Nonmonetary Assets – An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions.” (“SFAS No. 153”). SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchange of similar productive assets in paragraph 21(b) of APB Opinion No.29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for the fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material impact on the Company financial position or result of operation.

In March 2004, the FASB approved the consensus reached on the Emerging Issue Task Force (EITF) Issue No. 03-1. “The meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The issue’s objective is to provide guidance for identifying other-than-temporarily impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB issued a FASB Staff Position (FSP) EITF 03-1-1 that delays the effective date of the measurement and recognition guidance in EITF 03-1 until further notice. The disclosure requirements of EITF 03-1 are effective with this annual report for fiscal 2004. Once the FASB reaches a final decision on the measurement and recognition provisions, the Company will evaluate the impact of the adoption of the accounting provisions of EITF 03-1.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

Note 2 - Certain Transactions:

A.	Mainsoft:

Mainsoft is a developer of software products that extend the productivity of the Visual Studio development environment to the J2EE, Unix, and Linux platforms. Since 1999 the Company has acquired 57.5% of the outstanding share capital of Mainsoft in a series of transactions, for aggregate consideration of approximately $17.2 million. This holding includes the exercise of warrants in May 2003 pursuant to which the Company purchased 630,000 shares of Mainsoft for an aggregate of $378 thousand. Following the exercise, all remaining warrants expired in May 2003 (see also Note 11A1).

B.	IntraComp:

IntraComp Group Inc. (“IntraComp”) provides migration and conversion services for large scale systems and back-end integration services. In 2000, the Company acquired a 53% controlling interest in IntraComp for an aggregate consideration of approximately $3.4 million. IntraComp’s results of operations were consolidated in the Company’s financial statements beginning with the second quarter of 2000.

During the second quarter of 2003, the Company purchased the remaining outstanding share capital of IntraComp from the other shareholders of IntraComp. As a result, the Company currently wholly owns IntraComp. Under the agreement with IntraComp’s selling shareholders, the consideration shall be calculated based on IntraComp’s cumulative earnings before interest and taxes, referred to as EBIT, during the three-year period commencing on January 1, 2003, as follows:

	-	If the EBIT is less than or equal to $3 million, then the consideration shall be equal to 30% of the EBIT.
	-	If the EBIT exceeds $3 million but is less than or equal to $4 million, the consideration shall be equal to the sum of $900 thousands plus 40% of the difference between the EBIT and $3 million;
	-	If the EBIT exceeds $4 million but is less than or equal to $5 million, the consideration shall be equal to the sum of $1.3 million plus 50% of the difference between the EBIT and $4 million;
	-	If the EBIT exceeds $5 million but is less than or equal to $6 million, the consideration shall be equal to the sum of $2.5 million plus 60% of the difference between the EBIT and $5 million;
	-	If the EBIT exceeds $6 million, the consideration shall be equal to the sum of $3.6 million plus 60% of the difference between the EBIT and $6 million;

Goodwill arising upon acquisition was $191 thousand.
The Company undertook to pay the selling shareholders on August 30, 2004, an advance on account of the contingent consideration, based on the interim EBIT. Based on the recorded EBIT the Company did not pay the advance.

The consideration is due in February 2006, based on a final report of IntraComp’s earnings.The purchase of the remaining shares of IntraComp Group was accounted for under SFAS No. 141. The contingent consideration will be accounted as an additional cost of the acquired entity. Following the purchase of the entire interest in IntraComp, the Company integrated IntraComp’s business completely into its business.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

Note 2 - Certain Transactions (cont.):

C.	Alexandria:

During 1999, the Company purchased 19% of the outstanding share capital of Alexandria Migration Technologies Ltd., which develops DBMSMigrator. In September 2002, the Company entered into an agreement to purchase from the other shareholder of Alexandria his entire shareholdings in Alexandria, constituting 81% of Alexandria’s outstanding share capital, for an aggregate amount of $585 thousands. As a result, the Company currently wholly owns Alexandria and its entire activity was integrated within the Company’s business.

D.	Liraz:

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

As part of the share exchange transaction, the Company issued to Liraz’s selling shareholders, including Formula, 3,478,624 ordinary shares, constituting an aggregate of 26% of the Company’s outstanding share capital.

The acquisition of Liraz was recorded in the Company’s accounts as follows:
	-	With respect to Liraz shares acquired from Formula - at the carrying value in Formula’s accounts, in the aggregate of $10.0 million.
	-	With respect to Liraz shares acquired from other parties - at the market value of the consideration paid, in the aggregate of $2.9 million.

The market value of the total consideration paid in this acquisition was $8.8 million. The purchase agreement with the Liraz shareholders provided for a fixed exchange ratio between Liraz shares and the Company shares. The exchange ratio was based on the average ratio of the Company’s share price to Liraz’s share price in the three months, prior to the signing of the agreement between the parties, in October 2002.

Based upon a valuation of tangible and intangible assets acquired, the Company has allocated the total cost of the acquisition to Liraz’s assets and liabilities as follows:

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

Note 2 - Certain Transactions (cont.):

D.	Liraz (cont.):

September 30, 2002

(in thousands)

Cash and cash equivalents	$3,436
Marketable securities	126
Trade receivables	3,448
Other accounts receivable	928
Other long-term tangible assets	317
Fixed assets	782

Total tangible assets acquired	9,037
Goodwill	22,300

Total tangible and intangible assets acquired	31,337

Accounts payable	1,708
Other accounts payable	10,112
Accrued severance pay	375
Long-term bank loan	1,000
Provision for losses in formerly-consolidated subsidiary	2,600
Minority interest	2,658

Total liabilities	18,453

Contribution of capital due to a common control transaction	4,041

Net assets acquired	$8,843

Liraz’s results of operations have been consolidated in the Company’s financial statements since October 1, 2002. Goodwill arising upon acquisition amounted to $22.3 million.

The following unaudited pro forma summary presents information as if the acquisition of Liraz had occurred as of January 1, 2002. The pro forma information, which is provided for informational purposes only, is based on historical information and does not necessarily reflect the results that would have occurred, nor is it necessarily indicative of future results of operations of the consolidated entity.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

Note 2 - Certain Transactions (cont.):

D.	Liraz (cont.):

Year ended December 31, 2002

(In thousands, except per share data)

(Unaudited)

Revenues	$53,100
Net income	$1,911
Earning per share - basic	0.14
Earning per share - diluted	0.14

In two public tender offers published by the Company in December 2002 and March 2003, the Company purchased additional shares of Liraz representing 9.0% of the outstanding share capital of Liraz.

In March 2003, pursuant to the provisions of the Israeli Companies Law, the Company purchased the remaining outstanding share capital of Liraz. The total aggregate amount of those purchases was $2.7 million. Following these transactions, the Company currently holds the entire outstanding share capital of Liraz. The total carrying amount of the investment in Liraz following these transactions was $15.6 million. During 2003 and 2004, the Company assimilated and integrated Liraz’s infrastructure, management personnel and sales and marketing activities within the Company’s business.

E.	AlphaTech:

In December 2002, the Company purchased a 65% controlling interest in AlphaTech (2000) Srl. (“AlphaTech”) from Intercomp for aggregate consideration of $100 thousand. In February 2005, the Company entered into agreement with the other shareholder of AlphaTech to purchase its entire holdings in AlphaTech. Pursuant to the agreement, the Company purchased from the selling shareholders, in February 2005, 25% of AlphaTech’s outstanding share capital for the consideration of $150 thousand. Under the agreement, the Company undertook to purchase the remaining 10% outstanding share capital of AlphaTech in January 2006 for an additional consideration of $100 thousand. AlphaTech, a Company incorporated in Romania serves as an off-shore delivery center in Romania.

F.	Purchase of SDC’s activity:

In October 2002, Liraz, through a wholly owned subsidiary, acquired from SDC FinansSystems A/S referred to as “SDC,” a Company incorporated in Denmark, its IT development services activities relating to customers in the banking sector in Denmark.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

Note 2 - Certain Transactions (cont.):

F.	Purchase of SDC’s activity (cont.):

In October 2002, Liraz, through a wholly owned subsidiary, acquired from SDC FinansSystems A/S referred to as “SDC,” a Company incorporated in Denmark, its IT development services activities relating to customers in the banking sector in Denmark.

Pursuant to the purchase agreement, the Company hired 100 employees of SDC, of which 30 employees were dismissed during the first quarter of 2003. The seller agreed to reimburse the Company for any costs associated with such dismissal. Pursuant to the purchase agreement, the Company assumed all the obligations related to the purchased activity and paid an aggregate amount of $800 thousand for the purchased goodwill and activities. The purchase price was determined in October 2002, based on the estimated fair value of the assets received. The purchase was recorded as a business combination.

The Company acquired SDC for the purpose of complementing its array of services. Following are the amounts assigned to major components of SDC’s balance sheet as of the date of purchase (in thousands):

Current Assets	$1,097
Other Assets	$131
Current Liabilities	$(1,228)

Goodwill arising upon acquisition was $800 thousand.

In addition, the Company entered into an agreement with two of the seller’s shareholders, pursuant to which the shareholders are purchasing IT development services from the Company.

G.	CePost:

In January 2004, the Company purchased the entire outstanding share capital of CePost Ltd., an Israeli Company that develops and markets software solutions for electronic document mining, management and presentment.

Pursuant to the purchase agreement, the Company paid $172,500 to the shareholders of CePost and issued to them 31,496 of the Company’s ordinary shares, valued at the fair value of $200 thousands. In addition, the Company undertook to pay to the sellers royalties from CePost’s revenues in an amount up to $1.5 million. At its option, the Company may pay the royalties in the form of the Company’s ordinary shares. In accordance with the purchase agreement with the sellers, in March 2005, the Company paid the sellers an advance of $30 thousand in cash on account of the royalties. The Company accounted for the contingent purchase consideration at the minimum level of $120 thousand, in accordance with SFAS No. 141 and will be accounted as an additional cost of the acquired entity.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

Note 2 - Certain Transactions (cont.):

G.	CePost (cont.):

The fair value assigned to CePost technologies was $553 thousand and is being amortized currently over 5 years.

Annual amortization is computed by the straight-line method, over the remaining useful life of the product, or based on the ratio of current gross revenues to current and anticipated future gross revenues, whichever is higher.

H.	Outlook:

Effective as of January 2004, the Company, through a new wholly-owned subsidiary, Outlook & BluePhoenix Ltd., acquired from an Israeli Company, Outlook Systems Ltd., Outlook System’s entire business activities in the field of software development services. Pursuant to the purchase agreement, the Company hired 31 employees previously employed by Outlook Systems and assumed all the obligations related to the purchased activity. These obligations include the extension of a guarantee to banks with respect to loans in an aggregate amount of $720 thousand plus interest accrued, to be repaid by the Company by February 15, 2007. In addition, under the purchase agreement, the Company undertook to pay to the shareholders of Outlook Systems, in the first quarter of 2007, an amount equal to between 5 and 7 times the average operating profit of Outlook & BluePhoenix Ltd. in the years 2004, 2005 and 2006, less the amount of $720 thousand.

The Company accounted for the contingent purchase consideration at the minimum level of $720 thousand, in accordance with SFAS No. 141, and will account for any additional cost of the acquired entity as an additional cost of the acquired entity. The value assigned to the customer related intangible asset amounted to $425 thousand, and is being amortized over its estimated useful life-currently 6 years.

I.	Intercomp

In 1998, the Company invested in Intercomp Ltd., which has developed a set of automated analysis and reengineering tools for legacy COBOL applications. During 2002 and 2003 Intercomp focused its efforts on the development of software tools that comprise a part of the Company’s LogicMiner.

In the fourth quarter of 2003, the Company exercised an option to purchase from Intercomp its tool, known as AnalyzeIT, for an aggregate of $1.9 million. In addition, the Company undertook to pay royalties to Intercomp in amount equal to 25% of the revenues generated from the purchased technology. AnalyzeIT provides an analysis of a legacy application and creates a repository and inventory of the application’s components and the relationship between them.

The results of the analysis are presented graphically and in reports. They include a study of the application’s control flow and data flow, which enable the user to examine the code and structure of the application down to the level of a single variable. The technology will be amortized over a 5 year period

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

Note 2 - Certain Transactions (cont.):

I.	Intercomp (cont.)

In connection with the purchase of Intercomp’s technology, the Company assumed the rights and obligations of Intercomp under the distribution agreement described below. Effective as of January 2004, the Company entered into an option agreement, pursuant to which the Company was granted an option to purchase from a former shareholder of Intercomp all of his interest in Intercomp consisting of 18.5% of the outstanding share capital of Intercomp. In the event the Company exercises its option to purchase from the former shareholder of Intercomp, the Company undertook to issue to him as consideration for his shares warrants to purchase 5,000 of the Company’s ordinary shares, at an exercise price of $20 per share. The warrants are exercisable until October 25, 2005. Concurrently, the remaining shareholder of Intercomp, comprised of several funds acting through their general partner Israel Infinity Venture Capital Partners Ltd. referred to as “Infinity,” and the Company approved the signing of a non-exclusive distribution agreement between Intercomp and a distributor partially-owned by the former shareholder of Intercomp, pursuant to which Intercomp granted rights to the distributor rights to further develop and distribute Intercomp’s products.

In March 2004, the Company exercised the option to purchase from a former shareholder its holdings in Intercomp. As part of this transaction, certain shareholders of Intercomp, holding 2.1% of Intercomp’s outstanding share capital, transferred to the Company their holding in Intercomp.

In addition, the other shareholder of Intercomp, Infinity, converted certain outstanding loans owed to it by Intercomp into 7,236 shares of Intercomp at the share price of $162.7. Following these transactions, the Company’s shareholding in Intercomp increased from 49% to 61.6%. Since the end of the first quarter of 2004, the Company has consolidated Intercomp.

In April 2004, the other shareholder of Intercomp, Infinity, granted the Company a call option to purchase its entire holding in Intercomp, exercisable until April 1, 2006. If the Company does not exercise such option, Infinity will have a put option to cause the Company to purchase Infinity’s entire holdings in Intercomp, exercisable during a six months period of commencing in April 2006 (see Note 12B3).

The Company granted a creditor of Intercomp - First Israel Mezzanine Investors Ltd., known as FIMI, a put option to sell to the Company promissory notes issued by Intercomp in an aggregate amount of $3.5 million plus interest accrued at an annual rate of 5% (see Note 12B2).

J.	M.S.I. MultiConn Solutions and MultiConn Technologies

In 1999, the Company acquired 51% of the outstanding share capital of M.S.I. MultiConn Solutions International (1995) Ltd. referred to as “M.S.I. MultiConn.” M.S.I. MultiConn’s results of operations were consolidated in the Company’s financial statements beginning with the third quarter of 1999. In 2000, the Company increased its holding in M.S.I. MultiConn to 60%.

Since the first quarter of 2003, the Company recorded the investment under the equity method and did not consolidate the result of operation of M.S.I. MultiConn, due to lack of control.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

Note 2 - Certain Transactions (cont.):

J.	M.S.I. MultiConn Solutions and MultiConn Technologies (cont.):

Effective as of January 2004, the other shareholders of M.S.I. MultiConn transferred their entire holdings in M.S.I MultiConn to the Company. Following this transaction, the Company assumed control over the daily management of M.S.I. MultiConn. The Company currently wholly owns M.S.I MultiConn and finances its activities. Effective as of the first quarter of 2004, M.S.I. MultiConn’s results are consolidated with the Company results.

In 2000, the Company, together with the other shareholders of M.S.I. MultiConn established a new Company, named MultiConn Technologies Ltd., and initially owned 19% of its share capital.
MultiConn Technologies develops and markets WS4Legacy (formerly known as eXperanto).

Under the Company agreement with MultiConn Technologies entered into in 2000, the Company lent $2.1 million to MultiConn Technologies, of which $1 million was convertible into ordinary shares of MultiConn Technologies.

In 2002, prior to the consolidation, the Company wrote down $1.8 million of the balance of its investment in MultiConn Technologies, due to impairment of the investment.

In December 2002, the Company converted the $1 million loan into shares of MultiConn Technologies and, as a result, the Company’s holdings increased to 60%. In 2003, the Company wrote down $350 thousand out of $1.1 million related to loans granted to MultiConn Technologies since it was probable that the Company will be unable to collect all amounts due.

Since the first quarter of 2003, the Company has recorded the investment under the equity method and did not consolidate the result of operation of MultiConn Technologies, due to lack of control.

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

In May 2004, the Company provided a guarantee on behalf of MultiConn Technologies in the amount of $300 thousand, which expires in May 2005. In accordance with FIN 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Others,” the Company recorded a liability for the aforementioned guarantee in the amount of approximately $60 thousand, which was determined to be the fair value of the guarantee at its inception. In 2004, the Company included in its equity in affiliated companies 100% of the losses of MultiConn Technologies up to the guaranteed amount. In 2004 the Company did not recognize any gain in the above-mentioned transaction. The Company is deemed the primary beneficiary of MultiConn Technologies and accordingly has consolidated MultiConn Technologies into its financial statement as of December 31, 2004. The adoption of FIN 46R has no impact on the Company’s net income.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

Note 2 - Certain Transactions (cont.):

K.	Following are the amounts assigned to major components of 2004 acquisitions balance sheets in the aggregate as of the date of purchase (in thousands):

(in thousands)

Current assets	$1,517
Other long term tangible assets	27
Fixed assets	373

Total tangible assets acquired	1,917
Goodwill	283
Customer related intangible asset (1)	425
Technology (2)	5,998

Total tangible and intangible assets acquired	8,623
Current liabilities	3,776
Other long term liabilities	3,965

Total liabilities	7,741
Minority interest	98

Net assets acquired	$784

(1)	The value assigned to customer related intangibles is being amortized currently over 6 years
(2)	The value assigned to technology is being amortized currently over 5 years

The following unaudited pro forma summary presents information as if the acquisitions had occurred as of January 1, 2003. The pro forma information, which is provided for informational purposes only, is based on historical information and does not necessarily reflect the results that would have occurred, not is it necessarily indicative of future results of operations of the consolidated entity.

	Year Ended December 31, 2004	Year ended December 31, 2003

	(In thousands,except per share data)
	(Unaudited)

Revenues	$57,186	$57,671
Net income (loss)	$2,774	$(200)
Earning (loss) per share - basic	0.21	(0.01)
Earning (loss) per share - diluted	0.21	(0.01)

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

Note 3 - Investments in Affiliates and Other Companies:

A.	Composition

	1.	The investments are composed and presented as follows:

	December 31,

	2004	2003

	(in thousands)

Cost of shares *	-	6,050
Less - accumulated amortization of goodwill	-	(272)
Equity in post-acquisition accumulated losses	-	(5,328)

	-	450
Loans granted to affiliates (2)	-	2,928
Investments in other companies	-	200

	-	3,578

* Including goodwill - original amount	-	$4,756

2.	Loans granted to affiliates:

Interest rate December 31, 2003	Linkage basis	December 2003	Maturity dates

%		(in thousands)

Libor + 1	Dollar	$1,767	February 2007
-	Dollar	400	January 2007
-	Dollar	761	3 equal equal installments begining May 2006 or when the current ratio of the affiliates exceeds 1.25.

		$2,928

The purpose of the loans was for working capital.

Following are details relating to the financial position and results of operations of investees in the aggregate:

December 31,

2003

(in thousands)

Total assets	$15,557

Total liabilities	$(11,727)

Net loss	$(1,578)

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

Note 3 - Investments in Affiliates and Other Companies (cont.):

B.	Tesnet:

Effective as of January 1999, the Company acquired 32% of the outstanding share capital of Tesnet - Software Testing Ltd. (“Tesnet”), a provider of testing and software quality assurance services. Tesnet’s results of operations were consolidated in the Company’s financial statements beginning with the first quarter of 1999, owing to the Company’s control of Tesnet’s board of directors. During 1999 and 2002, the Company paid approximately $2 million for its holding in Tesnet, as Tesnet met an agreed upon earnings target within three years following the acquisition. Total goodwill arising from this acquisition was $886 thousand.

In February 2000, Tesnet consummated a public offering of its shares and warrants on the Tel Aviv Stock Exchange. Net proceeds from the offering were $9.5 million. As a result, the Company recorded capital gain of $1 million and its shareholdings in Tesnet decreased to 22%. Consequently the Company ceased controlling Tesnet’s board of directors and discontinued consolidating the operating results of Tesnet during the first quarter of 2000. Until December 2003, the Company’s investment in Tesnet was accounted for under the equity method, owing to the fact that the Company exercises significant influence over operating and financial policies of Tesnet by virtue of its representation on Tesnet’s board of directors.

During 2002 and 2003, $75 thousand and $112 thousand, respectively, were recorded as income from an increase in the Company’s equity investment in Tesnet due to the expiration of the above-mentioned warrants.

In the first quarter of 2004, the Company sold its entire remaining holdings in Tesnet for aggregate consideration of approximately $3.1 million. As a result, the Company currently does not hold any interest in Tesnet. (see Note 15B4)

C.	Level 8:

The Company holds several capital instruments, including warrants and rights to receive warrants exercisable into shares of Level 8 Systems Inc. If the Company exercises these capital instruments in full, it will hold approximately 7 million ordinary shares of Level 8.

In 2003, the Company purchased 444,444 ordinary shares of Level 8 for $200 thousand. During 2003 and in the first quarter of 2004, the Company sold substantially all of the shares of Level 8 then held by the Company, for $624 thousand.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

Note 3 - Investments in Affiliates and Other Companies (cont.):

C.	Level 8 (cont.):

From 2000 through 2004, the Company provided to a bank guarantee to secure Level 8’s loan from a bank. As of December 31, 2004 this guarantee amounted to approximately $2 million (see Note 9). In November 2003, the Company agreed to extend the term of the guarantee until November 2004. As consideration for the extension of such guarantee, the Company was issued an aggregate of 300,000 Level 8’s ordinary shares. In November 2004, the Company agreed to extend again the term of the guarantee until November 2005. As consideration of such extension, the Company is entitled to receive 3,942,000 ordinary shares of level 8. The income from the issuance of additional shares would be recognized over the extension period of the guarantee. The amount of the guarantee outstanding was unchanged since the amount remained the same and the shares were issued only in connection with the extension of the term of the guarantee. In the event that the guarantee is exercised, the bank is obligated to grant the company a three year loan in an amount of up to the amount of the guarantee.

In September 2004, the Company extended a loan to Level 8 of approximately $97 thousand under a secured promissory note. The note bears an interest at an annual rate of 10%. In consideration, the Company is entitled to receive warrants to purchase 1,986,468 ordinary shares of Level 8 at an exercise price of $0.10 per share.

D.	Zulu:

Zulu is a developer and marketer of software solutions for migration from Adabas/Natural to Java.

In February 2005, the Company entered into an agreement to purchase up to 20% of the outstanding share capital of Zulu Software, Inc., or Zulu, on a fully diluted basis. In accordance with the agreement, the purchase was divided into four installments. The closing of the first installment was held in February 2005. At that closing Zulu issued 8.0% of its outstanding shares, in consideration for $350 thousand. The remaining 12% of Zulu’s outstanding shares shall be sold to the Company in the portions of 3.5%, 5.0% and 3.5%, in consideration for $150 thousand, $200 thousand and $300 thousand, respectively, each installment payable at each respective closing. These three pending closings shall be held on specific dates prior to March 31, 2006, subject to fulfillment of certain milestones set forth in the purchase agreement. In addition, pursuant to the agreement, Zulu granted the Company warrants to purchase a number of additional shares in Zulu, such number representing a percentage of Zulu’s outstanding shares, on a fully diluted basis equal to half of such percentage actually purchased by the Company under the purchase agreement. The exercise price of the warrants is 33% higher then the price per share the Company paid for Zulu’s shares under the purchase agreement. In addition, the Company entered into an alliance agreement for cooperation in marketing and selling Zulu’s and its software and services.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

Note 3 - Investments in Affiliates and Other Companies (cont.):

E.	Steps Ventures

As of December 31, 2004, we hold 375,000 shares of Steps Ventures Ltd. Comprising 3.75% of the outstanding share capital of Steps Ventures. Steps Ventures is an Israeli venture capital investment group focused on Israeli startup companies in the fields of software, telecommunications and semiconductors.

Note 4 - Fixed Assets:

Composition of assets, grouped by major classifications:

	December 31,

	2004	2003

	(in thousands)

Cost:
Computers and peripheral equipment	$8,036	$6,544
Office furniture and equipment	1,216	1,071
Leasehold improvements	529	442
Motor vehicles	833	863

	10,614	8,920

Accumulated Depreciation:
Computers and peripheral equipment	6,651	5,064
Office furniture and equipment	638	492
Leasehold improvements	256	206
Motor vehicles	376	359

	7,921	6,121

Depriciated cost	$2,693	$2,799

Note 5 - Goodwill:

	December 31,

	2004	2003

	(in thousands)

Carrying amounts at beginning of year	$36,807	$41,822
Acquired	283	171
Realization of previously - consolidated subsidiaries	-	(2,132)
Foreign currency translation adjustments	-	(3,054)

Carrying amount at end of year	$37,090	$36,807

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

Note 6 - Capitalized Software Development Cost and Other:

1.	Composition:

		December 31,

		2004	2003

		(in thousands)

	Capitalized software development costs (2)	$21,729	$11,150
	Customer related intangible asset (3)	372	-
	Deferred issuance expenses, net	516	30
	Rent deposit	176	170
	Deferred tax asset	110	43
	Loans to others (4)	85	216
	Secured promissory note to other Company (Note 3C)	97	-
	Others	93	-

		$23,178	$11,609

2.	Original amount (see Note 2I, with respect to purchase of technology)	30,143	16,604
	Less - accumulated amortization	8,414	5,454

		$21,729	$11,150

3.	Original amount	425	-
	Less-accumulated amortization	53	-

		$372	-

As of December 31, 2004, amortization of customer related intangible asset amounted to $53 thousands.

The estimated aggregate amortization of customer related intangible asset for the following five years is as follows: 2005, 2006, 2007 - $107 thousand, 2008 - $53 thousand.

4.	The loan is linked to the Israeli Consumer price index and bears as annual interest rate of 4% (see Note 16F)

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

Note 7 - Short-Term Bank Credit:

Composition:

	Average Interest rate
			December 31,
	December 31, 2004
		Linkage	2004	2003

	%	Basis	(in thousands)

Bank overdraft	6.56	NIS	1,532	$1,003
Short-term bank loan	-	CPI	-	448
Short-term bank loan	4.17	Dollar	5,000	3,225
Short-term bank loan	4.03	Euro	682	3,666

			$7,214	$8,342

Note 8 - Accrued Severance Pay, Net:

A.	Accrued Liability

The Company’s liability for severance pay to its employees pursuant to the applicable local laws prevailing in the respective countries of employment and employment agreements. For Israeli employees the liability partly is covered by managers’ insurance policies under the name of the employee, for which the Company makes monthly payments. The Company may make withdrawals from the managers’ insurance policies only for the purpose of paying severance pay.

The amounts accrued and the amounts funded with managers’ insurance policies are as follows:

	December 31,

	2004	2003

	(in thousands)

Accrued severance pay	$4,493	$3,575
Less - amount funded	3,333	2,660

	$1,160	$915

B.	Expenses

The expenses related to severance pay for the years ended December 31, 2004, 2003 and 2002 were $919,000, $720,000 and $461,000, respectively.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

Note 9 - Provision for losses in formerly-consolidated subsidiary:

Liraz is liable for losses in a subsidiary it had consolidated until the second quarter of 2001. The provision for such liability at December 31, 2004 and December 31, 2003, was accounted for under SFAS No. 5 and amounted to $2 million, representing the maximum potential amount Liraz has guaranteed to secure a bank loan of the said subsidiary. Under its terms, such guarantee may be reduced to the extent that the subsidiary raises additional share capital. The guarantee will be outstanding until November 2005. In the fourth quarter of 2003, $541 thousand was recorded as gain due to a repayment of the loan by the formerly-consolidated subsidiary, which resulted in a decrease by the bank of the guaranteed amount (see also Note 3C, with respect to the investment in Level 8).

	December 31,

	2004	2003

	(in thousands)

Carrying amount of beginning of year	$1,971	$2,512
Realization	-	(541)

Carrying amount at end of year	$1,971	$1,971

Note 10 - Loans from banks and others:
A.	Composition:

Average Interest rate		Long-term liabilities	Current maturities	Total long-term liabilities net of current maturities	Total long-term liabilities net of current maturities

December 31, 2004		December 31, 2004			December 31, 2003
	Linkage basis
%		(in thousands)			(in thousands)

3.88	Dollar	998	31	967	$1,922
5	Dollar	4,189	-	4,189	-
6.05	CPI	1,416	-	1,416	85
4.32-7.66	CPI	104	73	31	-
4.875	Dollar	934	-	934	58

		$7,641	$104	$7,537	$2,065

B.	Maturity dates:

	December 31,

	2004	2003

	(in thousands)

First year (current maturities)	$104	$573
Second year	7,482	1,329
Third year	30	736
Fourth year	25	-

Total	$7,641	$2,638

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

Note 11 - Commitments and contingencies:

A.	Commitments:
Significant Agreements:

1.

In August 1998, the Company’s subsidiary, Mainsoft Corporation, entered into a  Windows secure-code licensing agreement. Pursuant to this agreement and the  amendments thereto, Microsoft granted Mainsoft access to specified Microsoft source  code, including new versions, service packs, and upgrade releases for Windows. Microsoft also granted Mainsoft distribution rights to the Windows object code licensed as a  component in Mainsoft’s products.

The Agreement provides for the payment of royalties to Microsoft that are based upon  Mainsoft’s licensing of its products which include the Licensed Software. The Agreement has a perpetual term although: 1) Microsoft may terminate the Agreement upon any one of certain events regarding change of control of Mainsoft (the “Change of Control Events”) and 2) either party may terminate the Agreement if the other fails to comply with the terms of the Agreement or files for bankruptcy.

Change of Control Events include any third party attempt to acquire (a) a seat on  Mainsoft’s board of directors (b) specified percentages of Mainsoft’s voting common  stock or (c) part ownership or all rights to Mainsoft’s products.  Mainsoft must notify Microsoft in the event of a Change of Control Event. Upon receipt of such notice, Microsoft may elect to (a) acquire any percentage of Mainsoft at the proposed price per share or (b) acquire Mainsoft’s products at the proposed price. In the event Mainsoft ceases the active distribution or licensing of its products for more than one year, Mainsoft will be deemed to have granted to Microsoft a worldwide, exclusive, perpetual, irrevocable, royalty-free license to its products.

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

In December 2003, Mainsoft entered into an Independent Contractor Agreement with  Microsoft. As a result of this agreement, Microsoft agrees to apply the value of Mainsoft’s services performed under the Independent Contractor Agreement to accrued royalties up to $1,605 thousand. During the year ended December 31, 2004, Mainsoft accrued royalties due Microsoft of $325 thousand, and recognized credits of $125 thousand related to waivers (reduction of cost of revenues) and credits of $635 thousand, related to services performed (increase in revenues).

During the year ended December 31, 2003, Mainsoft accrued royalties due to Microsoft of  $2,753 thousand, and recognized credits of $2,411 thousand related to waivers (reduction of cost of revenues) and credits of $999 thousand related to services performed (increase in revenues). The excess credits over the royalties amount are related to previous year’s royalties.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

Note 11 - Commitments and contingencies (cont.):

A.	Commitments (cont.):
Significant Agreements (cont.):

On February 13, 2004 there were public reports that a leak of Microsoft source code had occurred on the Internet. These reports indicated that the source code contained trace references to the Mainsoft servers and personnel. Mainsoft’s management team immediately adopted a policy of full cooperation with local authorities, the FBI, and Microsoft in their respective investigation. The FBI has confirmed to the Company that its investigation was continuing as of December 31, 2004. While Mainsoft believes its relationship with Microsoft will continue on terms acceptable to Mainsoft, a change in the relationship could materially adversely affect Mainsoft’s business, results of operation, and financial condition.

	2.	The Company is obligated to pay management fees to Formula in an annual amount equal to 3% of revenues, but not more than the Israeli currency equivalent of $180 thousand.

3.

The Company rents certain of its offices, vehicles and other equipment under various   operating lease agreements. Aggregate minimum rental commitments under non-  cancelable leases as of December 31, 2004 were as follows:

	Office Facilities	Vehicles, Equipment and other

2005	$1,595	$1,346
2006	998	438
2007	342	167
2008	135	23
2009	135	-

	$3,205	$1,974

Total office rent expenses were approximately $1.8, $2.2 and $2.5 million for the years ended December 31, 2004, 2003 and 2002, respectively. In connection with these leases, the Company issued a bank guarantee of $113 thousand in the aggregate.

4.

Under agreements between the Company and certain of its customers, the Company undertook to provide such customers a bank guarantee for the assurance of performance of its obligations under its agreements with such customers. As of December 31, 2004, there are outstanding bank guarantees on behalf of customers in the aggregate amount of $163 thousand.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

Note 11 - Commitments and contingencies (cont.):

A.	Commitments (cont.):
Significant Agreements (cont.):

5.

Through December 31, 2004, Mainsoft entered into a grant agreement with the Office of the Chief Scientist, or the OCS, for the development of Visual MainWin for J2EE.Royalties of 3% are payable to the OCS on sales of Visual MainWin for J2EE up to 100% of the dollar-linked grant received in regard to funded product.

The balance of the contingent liability relating to the above royalties at December 31, 2004 amounted to approximately $1 million. Mainsoft has submitted an application to the OCS for approval of research and development grants for 2005.

6.

As of January 1, 2004 a wholly owned subsidiary entered into a grant agreement with the Office of the Chief Scientist, or the OCS, for the development of PowerText. Royalties of 3% are payable to the OCS on sales of PowerText up to 100% of the dollar-linked grant received in regard to the funded product. The balance of the contingent liability relating to the above royalties at December 31, 2004 amounted to approximately $200 thousand.

	7.	Through December 31, 2004 MultiConn Technologies entered into a grant agreement with the Officer of the Chief Scientist, or the OCS, for the development of WS4Legacy, (formerly known as eXperanto).
Royalties of 3% are payable to the OCS on sales of WS4Legacy up to 100% of the dollar-linked grant received in regard to the funded product.
The balance of the contingent liability relating to the above royalties at December 31, 2004 amounted to approximately $580 thousand.

	8.	The Company has granted a creditor of Intercomp an option - see Note 2I, 12B2.

	9.	As to a tax assessment issued to the Company - see Note 14K.

	10.	As to a guarantee of debt by Liraz - see Note 9.

11.

Under an agreement entered into in 2000, regarding the sale of its integrated IT systems activities and outsourcing business in Israel, Liraz is obligated to reimburse the buyer for claims related to the activities during the period prior to the sale.

12.

Liraz has a fixed charge in favor of a bank, on certain of its assets, as well as a floating charge on its entire assets, securing the Company’s bank credit line. This credit facility also covers guarantees of $2 million in the aggregate that the Company extended to banks relating to the credit line of Level 8 (see Note 9).

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

Note 11 - Commitments and contingencies (cont.):

A. Commitments (cont.):

Significant Agreements (cont.):

13.

In the first quarter of 2004, the Singapore-Israel Industrial Research and Development Foundation agreed to provide a wholly owned subsidiary of the Company together with a Company incorporated in Singapore, financing for the development of a Java report generator based on legacy text file input. Accordingly, the foundation agreed to award the subsidiary up to $100 thousand repayable  according to an agreed upon schedule. As f December 31, 2004, the Company  received $30 thousand of the grant. The Company is required to pay that amount in  payments based on sales of a Java report generator software tool up to the amount of  the grant.

14.	As to a guarantee to banks with respect to a loan of Outlook - see Note 2H.

15.

In connection with the credit line extended to the Company by Bank Leumi Le’Israel Ltd., Bank Discount Le’Israel Ltd and Bank Hapoalim Ltd., the Company committed to certain covenants related to its operation such as:

	a)	maintaining a minimum level of shareholders’ equity of no less than 40% of the Company’s total assets and no less than $40 million;
	b)	maintaining a level of quarterly operating income before depreciation and amortization of no less than $0.5 million; and
	c)	maintaining the ratio of the Company bank liabilities to current assets, excluding other current assets, of no more than 55%.

As of December 31, 2004, the company met all such financial covenants.

No liability was recorded in the Company’s financial statements with respect to the  guarantees mentioned above, except for the guarantee by Liraz - see Note 9, and the guarantee related to the purchase of Outlook - see Note 2H.

B. Contingencies:

1.

In July 2003, a former Liraz’s shareholder filed an application with the Tel-Aviv-Jaffa District Court to approve a claim filed by him against the Company, as a class  action. The claim relates to the acquisition of Liraz shares which the Company completed in March 2003. The shareholder alleges that the share price that the Company paid to Liraz’s shareholders in the tender offer and in a subsequent mandatory purchase was lower than the fair price of Liraz shares. The maximum  amount of the claim is approximately $5.8 million in the aggregate. Under Israeli law, the court’s approval is required for the plaintiff to represent all of the shareholders of Liraz who sold their shareholdings to the Company pursuant to the tender offer and  the mandatory acquisition. The plaintiff has applied for such approval in the lawsuit. No hearing has been scheduled for this lawsuit. The Company believes that the allegations against the Company in this proceed are without merit.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

Note 11 - Commitments and contingencies (cont.):

B. Contingencies (cont.):

2.

Sogeti Nederland B.V. (“Sogeti”), a Dutch Company, has notified the Company of  the termination of a migration project which was performed jointly by Sogeti and one of the Company’s wholly-owned subsidiaries, ASE B.V., for a Dutch customer, NV  Interpolis BTL, due to an alleged breach on the Company’s part. The project was  performed by Sogeti as prime contractor and by ASE as subcontractor. BluePhoenix  acted as subcontractor of ASE. In March 2004, Sogeti was granted leave by the district court in Amsterdam to put a lien on a bank account of ASE pursuant to an ex parte application. In the application, Sogeti claims that it has to make, or has made, a refund to Interpolis of 2.2 million euro and that it may suffer losses of at least 150,000 euro. For purposes of the lien application, Sogeti estimates the aggregate  amount of the claim at 3 million euro. Sogeti did not file a claim against the Company by the due date as required under the Dutch law, and as a result, the lien was cancelled.

Note 12 - Shareholders’ Equity:

A. Share capital:

1.

On January 31, 1997, 3,120,000 ordinary shares of the Company were offered in an  initial public offering (the “IPO”) at a price of $7.50 per share. Since the above transaction, the Company’s shares have been traded in the United States on the NASDAQ National Market. Their current symbol is “BPHX.”

2.

On July 22, 1997, 1,200,000 ordinary shares of the Company were offered in a second public offering, at a price of $27.00 per share, of which 600,000 ordinary shares were issued by the Company and 600,000 ordinary shares were sold by existing shareholders.

3.

During the years 1998 through 2002, two subsidiaries of the Company purchased a total of 1,870,565 the Company’s shares for a total consideration of $14.7 million. All of the Company’s ordinary shares have equal voting rights. However, under applicable Israeli law, the shares held by the Company’s subsidiaries have no voting rights and, therefore, are excluded from the number of its outstanding shares.

4.	In January 2001 the Company’s ordinary shares were listed for trading on the Tel Aviv Stock Exchange under the “Dual Listing” arrangement.

5.

In November 2002 the Company issued to Liraz’s selling shareholders, including Formula, 3,478,624 ordinary shares, constituting an aggregate of 26% of the Company’s outstanding share capital - see Note 2D.

BLUEPHOENIX SOLUTIONS LTD.
(An Israeli Corporation)

Note 12 - Shareholders’ Equity (cont.):

B. Share Options:

1.	Employee Share Option Plans (cont.):

	a)	The 1996 Share Option Plan:

In 1996, the Company adopted two option plans. One of theses option plans was terminated after all options granted under it were exercised. Pursuant to the other 1996 option plan, as amended, the Company reserved 3,700,000 ordinary shares for issuance to directors, officers, consultants and employees of the Company  and its subsidiaries. The exercise price of the options granted under the 1996  option plan ranges from $2.25 to $10.50.

Under the 1996 option plan, unless determined otherwise by the Board, options vest over a three-year period from the date of grant and expire 10 years after grant date. Unvested options are forfeited upon termination of employment The following table summarizes information about fixed share options  outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable

Range of Exercise Prices	Number Outstanding on December 31, 2004	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable on December 31, 2004	Weighted Average Exercise Price

$		Years	$		$

2.25	416,000	8.25	2.25	41,000	2.25
3.00	116,000	8.50	3.00	36,000	3.00
3.00	183,250	7.50	3.00	122,167	3.00
3.00	80,000	7.09	3.00	53,333	3.00
3.50	70,000	8.50	3.50	-	3.50
3.50	20,500	8.75	3.50	-	3.50
4.00	200,000	8.83	4.00	83,333	4.00
4.50	39,483	6.50	4.50	39,483	4.50
4.50	10,000	8.25	4.50	10,000	4.50
5.20	139,500	1.75	5.20	139,500	5.20
5.50	13,000	5.83	5.50	13,000	5.50
6.00	28,000	9.00	6.00	-	6.00
6.00	163,721	9.42	6.00	-	6.00
6.50	311,900	1.21	6.50	-	6.50
6.50	2,000	9.00	6.50	-	6.50
8.00	92,000	4.50	8.00	92,000	8.00
9.00	10,000	4.75	9.00	10,000	9.00
9.63	70,000	5.25	9.63	70,000	9.63
10.50	167,233	6.25	10.50	167,233	10.50

	2,132,587			877,049

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

Note 12 - Shareholders’ Equity (cont.):

B. Share Options (cont.):

1.	Employee Share Option Plans (cont.):

	b)	Options granted to employees of a subsidiary:

In August 2000, in connection with the purchase of a controlling interest in IntraComp Group Incorporated, the Company granted options to certain employees of IntraComp to purchase an aggregate of 125,000 of the Company’s ordinary shares of which 55,000 were cancelled. The exercise price of the options is $9.625 per Company share. All of these options are currently exercisable. The options shall expire in August 2010. Data related to the share option plan as of December 31, 2004, 2003 and 2002 and changes during the years ended on those dates are as follows:.

	2004		2003		2002

	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price

		$		$		$

Options outstanding at beginning of year	2,159,993	4.99	1,347,260	6.56	1,193,650	7.55
Changes during the year:
Granted	163,721	6.00	923,000	3.03	353,560	3.00
Exercised	(33,767)	3.56	(35,267)	2.33	(90,000)	3.57
Forfeited	(157,360)	6.29	(75,000)	9.46	(109,950)	8.90

Options outstanding at end of year	2,132,587	5.00	2,159,993	4.99	1,347,260	6.56

Options exercisable at year-end	877,049	6.08	1,233,575	6.04	888,333	7.63

Weighted-average fair value of options granted during the year*	1.71		0.54		1.09

*

The fair value of each option granted is estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0% for all years; expected volatility: 2004 – 26% 2003 - 28% 2002 - 33%,  risk-free interest rate: 2004 – 2.78% 2003 – 2.10%, 2002 – 3.10%, , and expected life: 2004, 2003 and 2002 - 3 years.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

Note 12 - Shareholders’ Equity (cont.):

B.	Share Options (cont.):

	2.	Options granted to FIMI:

In January 2001, the Company granted to the creditors of an affiliate, Intercomp, represented by First Israel Mezzanine Investors Ltd., known as FIMI, a put option to sell promissory notes issued by Intercomp to the Company in an aggregate amount of $3.5 million plus interest accrued since January 2001 at an annual rate of 5%, which could be paid, subject to FIMI’s approval, in the form of the Company’s ordinary shares. The total outstanding amount of the principal and accrued interest as of December 31, 2004 was $4.2 million. The number of ordinary shares subject to the option will be calculated based on the average market price of the shares during the 14 trading days prior to the exercise of the option. In August 2003, the terms of FIMI’s option were amended, allowing FIMI to exercise its option in three installments during June 2004, June 2005 and June 2006. At the Company’s option, it may pay FIMI the consideration, in the form of the Company’s ordinary shares. However, within 7 business days following the Company’s notice to FIMI of the Company’s election to pay the consideration in the form of the Company’s ordinary shares, FIMI may notify to the Company that it refuses to receive the shares and seek instead a payment in cash. In such an event, the Company shall have to pay FIMI the corresponding cash amount, but shall be entitled to defer such payment until September 30, 2006. In addition, for each of the three installments of the put option to be exercised by FIMI, the Company is obliged to issue warrants to FIMI to purchase ordinary shares at an exercise price of $4.00 per share. If the Company pays an installment with the Company’s ordinary shares, the Company shall issue warrants to FIMI to purchase 133,000 ordinary shares. If the Company pays an installment in cash, the Company shall issue warrants to FIMI to purchase 70,000 ordinary shares. The warrants are exercisable until June 30, 2007. Under certain circumstances, the Company is obliged to register for resale the shares underlying FIMI’s warrants. FIMI submitted a notice to exercise the June 2004 installment for cash, thus postponing the payment of the respective portion of the consideration to September 30, 2006.

	3.	Option granted to Infinity:

In April 2004, a shareholder of Intercomp, Israel Infinity Venture Capital Partners Ltd., referred to as “Infinity,” granted the Company a call option to purchase its entire holdings in Intercomp, exercisable until April 1, 2006. If the Company does not exercise such option, Infinity will have a put option to cause the Company to purchase Infinity’s entire holdings in Intercomp, exercisable during a six months period commencing in April 1, 2006. If either of the options is exercised, the Company shall be obliged to issue to Infinity, as consideration for the Intercomp’s shares, 100,000 of the Company’s ordinary shares and an additional amount of shares to be calculated based on revenues generated from the sale of licenses to use Intercomp’s products generated during a 3 year period commencing April 1, 2003.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

Note 12 - Shareholders’ Equity (cont.):

B.	Share Options (cont.):

	3.	Option granted to Infinity (cont.):

The shares will be subject to a lock up period until April 1, 2006. The Company undertook, upon Infinity’s request, to use their best efforts to effect registration of the shares, within 8 months of the end of the lock-up period or within 90 days of such date, if the Company filed its annual report on From 20-F during such 90 days period, whichever is earlier.

The Company may, at the Company’s option, pay to Infinity the cash equivalent of such shares which will be calculated according to the average closing price of the Company’s shares during the 20 trading days prior to the exercise of any of the options.

The put and call options with Infinity were accounted for as combined instruments under the guidance of EITF 02-02, “When, Certain Contracts That Meet the Definition of Financial Instruments Should Be Combined for Accounting Purpose.” The combined instruments (synthetic forwards) will be accounted in accordance with EITF 00-6 “Accounting for Freestanding Derivative Financial Instruments Indexed to, and Potentially Settled in, the Stock of a consolidated Subsidiary” and SAFS 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.”

	4.	Convertible debentures and warrants:

Pursuant to a securities purchase agreement dated March 30, 2004, the Company issued to Omicron Master Trust, Smithfield Fiduciary LLC, Cranshire Capital LP and Iroquois Capital L.P., referred to as institutional investors, $5 million aggregate principal amount of convertible debentures and warrants to purchase BluePhoenix’s ordinary shares. On February 18, 2005, in connection with discussions regarding the delayed effectiveness of the registration statement required to be filed as part of this transaction, the institutional investors and the Company amended certain terms of this transaction. The net proceeds from the exercise of the warrants, if exercised, will be used for working capital and general corporate purposes.

The debentures are convertible into the Company’s ordinary shares for a conversion price of $5.25 per ordinary share, subject to (i) adjustment for stock dividends, stock splits, recapitalization and other similar events and (ii) anti-dilution adjustment. The debentures are due on November 30, 2007. Interest accrues on the debentures at a rate equal to the six-month LIBOR. Interest on the debentures is paid quarterly in cash or in BluePhoenix ordinary shares, at the Company’s discretion. The conversion rate with respect to payments of interest on the debentures will be equal to 90% of the volume weighted average price of BluePhoenix ordinary shares on the NASDAQ during the 20 trading days preceding the date of payment of interest.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

Note 12 - Shareholders’ Equity (cont.):

B.	Share Options (cont.):

	4.	Convertible debentures and warrants (cont.):

In the event the volume weighted average price per ordinary share (as calculated in the preceding sentence) for any 20 consecutive trading days exceeds $6.56, the Company may force the holders of the debentures to convert any or all of the principal amount of the debentures held by them as of such date, subject to, among other things, the  Company having an effective resale registration statement at such time for the resale of the ordinary shares underlying the debentures.

In addition to the debentures, the institutional investors were issued warrants to purchase up to 285,714 of its ordinary shares at an exercise price of $6.50 per share, subject to (i) adjustment for stock dividends, stock splits, recapitalization and other similar events and (ii) anti-dilution adjustment. The warrants are exercisable during a 5 year period commencing on September 2004.

Notwithstanding the above, if as a result of any conversion of debentures or exercise of warrants, any of the institutional investors will beneficially own more than 4.99% of the Company’s outstanding ordinary shares (or 9.99%, in the case of a forced conversion of debentures), then that investor will not have the right to convert its debenture or exercise its warrant, as the case may be, in an amount in excess of such threshold. Furthermore, the Company will not issue ordinary shares upon conversion of the debentures or exercise of the warrants in an aggregate amount in excess of 19.99% of the total number of ordinary shares outstanding as of March 30, 2004, without obtaining the approval of the Company’s shareholders prior to such issuance.

If the debentures issued to the institutional investors are fully converted and the warrants are fully exercised, the Company would be required to issue to the investors up to 1,238,095 ordinary shares, subject to adjustments.

If, during a period of 360 days after the date on which the registration statement registering the ordinary shares underlying the convertible debentures and the warrants is declared effective, the volume weighted average price per ordinary share equals or exceeds the market price of BluePhoenix shares on March 30, 2004, the institutional investors may purchase from the Company additional debentures convertible into BluePhoenix’s ordinary shares for a conversion price of $4.50 per ordinary share at an aggregate purchase price of up to $3,000,000 and receive additional warrants on the same terms as the initial warrants, exercisable into such number of BluePhoenix’s ordinary shares equal to 30% of the ordinary shares into which the additional debentures are convertible.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

Note 12 - Shareholders’ Equity (cont.):

B.	Share Options (cont.):

	4.	Convertible debentures and warrants (cont.):

If, during the period mentioned above, the volume weighted average price per ordinary share during any 10 consecutive trading days exceeds $12.825, the Company may require the institutional investors to purchase, for an aggregate purchase price of up to $3,000,000, additional debentures for an aggregate principal amount of $3,000,000, and warrants on the same terms as the initial warrants, exercisable into such number of BluePhoenix’s ordinary shares equal to 30% of the ordinary shares into which the additional debentures are convertible.

In connection with the private placement, the Company agreed to file a registration statement for the resale of the ordinary shares underlying the convertible debentures and the ordinary shares to be issued as interest thereon and the ordinary shares underlying the warrants. A registration statement on Form F-3 relating to the convertible debentures was filed with and declared effective by the Securities and Exchange Commission on March 15, 2005.

In accordance with APB No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants,” EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Rations”, and EITF 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments” (“EITF 00-27”), a portion of the proceeds of the convertible debenture issued with detachable warrants is allocated to the warrants, based on the relative fair values of the securities at time of issuance. Amounts allocated to the warrants are accounted for as liabilities, in accordance with EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled In, a Company’s Own Stock,” and SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” and are measured, based on the fair values of the underlying shares, each reporting date, against financial expenses (income). The financial income related to the change in the value of the warrants liability amounted $104,000 in 2004.

A beneficial conversion feature was recorded on the debentures, because the effective conversion price of the debentures was higher than the fair value of the common shares on the commitment date. As the modification was not significant in accordance with EITF 96-19 “Debtor’s Accounting for Modification or Exchange of Debt Term”; the change in the fair value between the original convertible debt and the modified convertible debt was accreted over the remaining term of the convertible debt with a corresponding charge into interest expense. The deemed discount of the debentures is deducted from the liability and the issuance expenses, which are recorded as an asset, are amortized using the interest method over a period of 44 months, the term of the debentures. The financial expense related to the amortization of the discount of the debentures amounted to $217,000 in 2004.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

Note 12 - Shareholders’ Equity (cont.):

B.	Share Options (cont.):

	5.	Employee option plans in a subsidiary:

A subsidiary granted options to its employees to purchase the subsidiary’s shares. The options are exercisable in 3 years after the date of grant. A summary of the status of the option plans as of December 31, 2004 and 2003 and changes during the years then ended is given below:

	2004		2003

	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price

		$		$

Options outstanding at beginning of year	3,694,237	0.74	3,751,250	0.75
Changes during the year:
Granted	1,281,500	0.65	548,303	0.65
Exercised	(4,790)	1.75	-	-
Forfeited /cancelled	(507,460)	0.75	(605,316)	0.75

Options outstanding at end of year	4,463,487	0.97	3,694,237	0.74

Options exercisable at year-end	2,547,776	0.85	2,203,370	0.76

Weighted-average fair value of options granted during the year *	0.08		0.07

*

The fair value of each option granted is estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0% for all years; expected volatility: 2004 - 0.1%  2003 - 0.1%, risk-free interest rate: 2004 - 3.43%, 2003 -  3.00%, and expected life: 2004, 2003 - 4 years.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

Note 12 - Shareholders’ Equity (cont.):

B.	Share Options (cont.):

	5.	Employee option plans in a subsidiary (cont.):

The following table summarizes information about fixed share options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable

Range of Exercise Prices	Number Outstanding at December 31, 2004	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2004	Weighted Average Exercise Price

$		Years	$		$

0.25-0.50	796,921	11.41	0.26	796,921	0.26
0.65	2,516,173	8.04	0.65	1,600,878	0.65
0.75-2.5	1,150,393	17.86	1.73	149,976	1.24

	4,463,487			2,547,775

C.	Dividends:

	1.	The Company has not paid any cash dividends on its ordinary shares in the past and does not expect to pay cash dividends on its ordinary shares in the foreseeable future.

2.

As described in Note 14A, in the event of a distribution of cash dividends in the amount of approximately $16.4 million out of retained earnings, regarding which the Company was tax exempt due to the “Approved Enterprise” status of its approved operations, the Company would have to pay a 25% tax on the said amount.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

Note 13 - Monetary Balances in Non-dollar Currency:

	December 31,

	2004	2003

	(in thousands)

ASSETS:
Current assets	$14,554	$12,737
Long-term assets	542	32

	15,096	12,769

LIABILITIES:
Current liabilities	13,031	18,311
Long-term liabilities	1,934	948

	14,965	19,259

Net monetary assets (liabilities)	$131	$(6,490)

Note 14 - Taxes on Income:

A.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereafter - the “Law”):

Some operations of BluePhoenix and certain subsidiaries (“BluePhoenix and the Subsidiaries”) have been granted “Approved Enterprise” status under the Law. Since BluePhoenix and the Subsidiaries have elected to receive “alternative benefits” under the Law (i.e., waiver of grants in exchange for a tax exemption for a limited period), the following tax rates will apply to its income from the Approved Enterprise (which will be determined based on the increase in the revenue of BluePhoenix or the Subsidiaries during the year, in relation to the revenue in the year preceding the first year of their having the above-mentioned status):

Tax exemption for 2 years, commencing in the first year it generates taxable income. For the remainder of the benefit period—5 years—a reduced tax rate of 25%.

Since January 31, 1997, the percentage of BluePhoenix share capital held by foreign shareholders has exceeded 25%. Therefore BluePhoenix Approved Enterprises qualify for reduced tax rates for an additional three years after the seven years mentioned above.

The period of tax benefits described above will terminate after 7–10 years elapse from the first year in which BluePhoenix or the Subsidiaries have taxable income and 14 years elapse since the Approved Enterprise was granted and 12 years since the commencing of the Approved Enterprise.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

Note 14 - Taxes on Income (cont.):

A.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereafter - the “Law”) (cont.):

The entitlement to the above benefits is subject to final ratification by the Investment Center in the Ministry of Industry and Trade, such ratification being conditional upon fulfillment of all terms of the approved program.

In the event of distribution of a cash dividend out of retained earnings which were tax exempt due to the above benefits, BluePhoenix would have to pay approximately $4.9 million tax with respect to the amount distributed, (see Note 12 C.2). Deferred taxes for such taxes were not provided because such undistributed earnings are essentially permanent in duration and could be distributed to shareholders tax free in liquidation, subject to certain conditions.

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

Income not eligible for “Approved Enterprise” benefits mentioned in A. above is taxed at the regular corporate tax rate of 35% in 2004, 34% in 2005, 32% in 2006 and 30% in 2007 and thereafter.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

Note 14 - Taxes on Income (cont.):

E.	Deferred Income Taxes:

Deferred tax assets are comprised as follows:

	December 31,

	2004	2003	2002

	(in thousands)

Net operating losses carry forwards	$15,784	$13,421	$11,954
Software development costs	1,065	1,028	1,027
Provisions for employee rights and other temporary differences	412	853	1,128

	17,261	15,302	14,109
Valuation allowance	(16,759)	(15,148)	(13,393)

	$502	$154	$716

For the years ended December 31, 2004, 2003 and 2002, the valuation allowance increased by $1,611 thousand, 1,755 thousands and 1,081 thousands, respectively. The Company’s management cannot determine that it is more likely than not that the deferred tax asset relating to net operating losses will be realized.

F.	Non Israeli Subsidiaries:

Non-Israeli subsidiaries are taxed based upon tax laws in the country of domicile of the respective subsidiary.

G.	Income (loss) before taxes on income is composed as follows:

	Year ended December 31,

	2004	2003	2002

	(in thousands)

The Company and subsidiaries in Israel	$(12,487)	$(4,665)	$(5,008)
Subsidiaries outside of Israel	8,792	7,720	3,576

	$(3,695)	$3,055	$(1,432)

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

Note 14 - Taxes on Income (cont.):

H.	Taxes on income included in the statements of income:

	Year ended December 31,

	2004	2003	2002

	(in thousands)

For the reported year - current:
In Israel	$15	$8	$(3)
Out of Israel	98	411	204

	113	419	201
Taxes related to prior years	(133)	(780)	9
Deferred taxes, net	280	513	(50)

	$260	$152	$160

I.	A reconciliation of the theoretical tax expense (benefit), assuming all income is taxed at the regular rates and the actual tax expense is as follows:

	December 31,

	2004	2003	2002

	(in thousands)

Income (loss) before taxes on income, per consolidated statements of income	$3,695	$3,055	$(1,432)

Theoretical tax expense (income) (36% in 2002 and 2003, 35% in 2004)	1,293	1,100	(516)
Tax benefit arising from exempt tax rate as an “Approved Enterprise”	-	-	231

	1,293	1,100	(285)
Increase (decrease) in taxes resulting from permanent differences:
State income tax, net of Federal benefit	8	12	91
Tax exempt income	(246)	(222)	(1,167)
Non-deductible expenses	70	270	379
Effect of different tax rates in foreign subsidiaries	-	-	49
Taxes related to previous years	(133)	(780)	9
Change in tax rate and others

	(432)	(296)	1,431
Other	(300)	68	(347)

Taxes on income in the consolidated statements of income - for the reported year	$260	$152	$160

Effective tax rate	7%	5%	11%

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

Note 14 - Taxes on Income (cont.):

J.	Tax losses:

1.	A U.S. subsidiary has net operating losses (“NOL”) carry forwards for federal tax purposes as of December 31, 2003 totaling $23 million, all of which will expire through 2022.

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

The Company received a revised tax assessment for the 1997–2001 tax years at a total amount of approximately $1.2 million. As agreed with the tax authorities, the Company should pay a down payment of approximately $800 thousand payable in 24 monthly  installments until December 2005. The Company is acting to obtain documentation in order to cancel the balance of approximately $400 thousand. This tax expense is fully offset against previously existing tax reserves (the tax reserve is included in accounts  payable and accrual - other).

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

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

Note 15 - Supplementary Financial Statement Information:

A.	Balance Sheets:

	1.	Trade Receivables:

	December 31,

	2004	2003

	(in thousands)

Trade accounts receivable	$16,989	$13,693
Less provision for doubtful accounts	(1,175)	(1,076)

	$15,814	$12,617

(*) In February 2004, the Company and a customer mutually agreed to terminate a contract. As a result, the Company recorded a loss of $400 thousand.

2.	Other Current Assets:

	December 31,

	2004	2003

	(in thousands)

Government departments and agencies	$-	$618
Advances to suppliers and others	193	21
Employees	49	80
Prepaid expenses	1,249	178
Related parties	235	477
Deferred taxes	392	111
Short-term deposits	268	251
Interest and other income receivable	181	163

	$2,567	$1,899

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

Note 15 - Supplementary Financial Statement Information (cont.):

A.	Balance Sheets (cont.):

	3.	Accounts Payable and Accruals - Other:

	December 31,

	2004	2003

	(in thousands)

Government departments and agencies	$866	$2,809
Employees and wage-related liabilities	4,223	4,867
Related parties	-	215
Accrued expenses and other current liabilities	2,296	3,089

	$7,385	$10,980

B.	Statements of Operations:

	1.	Restructuring costs and non-recurring expenses:

Restructuring costs include 2002 - $322,000 related to employee termination benefits and 2002 - $150,000 related to other exit costs. Restructuring costs include an accrual of 2002 - $182,000. Under the Company’s restructuring plan, at the end of 2002, 5 employees were terminated out of the following employee groups: research and development, marketing and management.

	2.	Principal customers:

One customer accounted for 15% and 14% of the Company’s revenues in 2004 and 2003, respectively, and 6.9% and 8.7% of the Company’s trade receivable in 2004 and 2003, respectively.
In 2002 the Company did not have revenues from any single customer in excess of 10% of total revenues in the respective period.

	3.	Financial Income (Expenses), Net:

	Year ended December 31,

	2004	2003	2002

	(in thousands)

Interest income	$205	$109	$648
Foreign currency translation adjustments (see Note 1A4)	69	614	(64)
Gain on sale of marketable securities	164	105	24
Interest expense	(632)	(663)	(803)
Debentures and convertible debt related expenses	(688)	-	-

	$(882)	$165	$(195)

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

Note 15 - Supplementary Financial Statement Information (cont.):

B.	Statements of Operations (cont.):

	4.	Gain on realization of shareholdings:

	Year ended December 31,

	2004	2003	2002

	(in thousands)

Level 8	$171	$376	$-
Tesnet	(59)	-	-

	$112	$376	$-

5.	Other Income (Expenses), Net:

	Year ended December 31,

	2004	2003	2002

	(in thousands)

Loss from disposal of fixed assets	(14)	(31)	(37)
Expiration of warrants in Tesnet (Note 3B)	-	75	112
Write-down of shareholdings in MultiConn Technologies (Note 2J)	-	-	(1,800)
Write-down of shareholdings in Transale	-	(100)	-
Write-down of loan to MultiConn Technologies (Note 2K)	-	(350)	-
Decrease of provision for losses in formerly- consolidated subsidiary (Note 9)	-	541	-
Dividend from Steps Ventures (Note 3E)	703
	-	-
Other	286	432	144

	$975	$567	$(1,581)

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

Note 15 - Supplementary Financial Statement Information (cont.):

C.	Earnings (Loss) Per Share:

Basic earnings per share (“EPS”) was computed based on the average number of shares outstanding during each year, after giving retroactive effect to stock dividends and stock splits. In computing diluted EPS, effect was given to share options outstanding in each period, using the treasury stock method, provided that such effect is not anti-dilutive.

The following table sets forth the computation of basic and diluted net earnings (loss) per share.

		Year ended December 31,

		2004	2003	2002

		(in thousands)

a.	Numerator:
	Amount for basic earning (loss) per share – income (loss) available to shareholder shares	$2,846	$1,851	$(3,630)

	Effect of dilutive securities	276	-	-
	Amount for diluted earnings (loss) per share – income (loss) available to shareholders	3,122	1,851	(3,630)

b.	Denominator:
	Denominator for basic net earnings (loss) per share - weighted average of shares	13,522,866	13,451,234	10,517,085

	Effect of dilutive securities:
	Employee stock options	477,713	193,150	*-

	Dilutive effect of issued debentures	678,447	-	-

	Dilutive potential Ordinary shares	1,156,160	193,150	-

	Denominator for diluted net earnings (loss) per share - weighted average shares and assumed exercise of options	14,679,026	13,644,384	10,517,085

	Basic net earnings (loss) per share	$0.21	$0.14	$(0.35)

	Diluted net earnings (loss) per share	$0.21	$0.14	$(0.35)

*	Anti-dilutive.

Options to purchase 100,000 shares at $28.35 per share were outstanding during the entire years of 2002 and 2001, but were not included in the computation of diluted EPS because the options’ exercise price was greater than the average market price of the ordinary shares. Furthermore, options to purchase 1,067,000, 1,347,260 and 1,101,000 shares at various prices between $5.50 to $10.50 per share and $3.00 to $10.50 per share were outstanding during the entire years of 2003, 2002 and 2001, respectively, but were not included in the computation of diluted EPS because the options’ exercise price was greater than the average market price of the ordinary shares.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

Note 15 - Supplementary Financial Statement Information (cont.):

D.	Geographic areas information:

	1.	Sales - Classified by Geographic Areas:

	Year ended December 31,

	2004	2003	2002

	(in thousands)

USA	$20,438	$18,520	$20,847
Europe (other than Denmark)	15,860	19,799	7,785
Denmark	10,122	8,997	2,530
Israel	8,353	3,986	4,636
Other	2,413	3,038	870

	$57,186	$54,340	$36,668

Sales by geographic areas are determined based on the customer’s location.

2.	The Company’s long-lived assets are as follows:

	December 31,

	2004	2003

	(in thousands)

Israel	$18,801	$10,160
U.S.A.	4,491	3,543
Europe (other than Denmark)	579	240
Denmark	551	36

	$24,422	$13,979

Long-lived assets information is based on the physical location of the assets at the end of each of the fiscal years. The Company does not identify or allocate goodwill by geographic areas.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

Note 16 - Transactions with Related Parties:

		Year ended December 31,

		2004	2003	2002

		(in thousands)

Formula, its subsidiaries and other associated companies:

A.	Selling, general and administrative expenses: Management fees (Note 11A2)	$180	$180	$180

B.	Revenues from sale of software conversion tool and software services to related parties	$1,973	$225	$1,108

C.	Cost of revenues relating to services from related Parties	$2,315	$354	$1,811

D.	Reimbursement related to services rendered to affiliated and other companies	$235	$256	$481

E.

Arie Kilman was nominated as the Company Chief Executive Office in May 2003. In his former position as Liraz’s chairman of the board of directors, he was granted in May 2002 a loan of approximately $300 thousand, linked to the Israeli consumer price index, and  bearing an annual interest at a rate of 4%. Under the terms of the loan, the loan should be repaid to Liraz in four equal annual installments, but no later than termination of Mr. Kilman’s employment. Mr. Kilman pledged 200,000 of the Liraz’s shares he owned in favor of the Company to secure repayment of the loan. Following the share exchange transaction between the Company and Liraz’s shareholders effective as of November 14, 2002, Mr. Kilman replaced the pledged shares with 119,760 of the Company’s shares. The amount of the Company’s shares pledged by Mr. Kilman was based on the exchange ratio determined in the share exchange agreement, pursuant to which every 1.67 shares of Liraz were exchanged for one BluePhoenix ordinary share. Except for the replacement of the pledged shares, the terms of the loan were not amended. As of December 31, 2004 Mr. Kilman repaid $150 thousand of the principle amount of the loan plus linkage differentials and accrued interest. Accordingly, one half of the pledged shares were released from the pledge. As of December 31, 2004, the outstanding balance of this loan was $170 thousand.

G.	As to the Company’s acquisition of AlphaTech from Intercomp - see Note 2E.

H.	As to the Company’s acquisition of Liraz from Formula - see Note 2D.

I.

In October 2003, the Company entered into an option agreement with Intercomp to purchase Intercomp’s technology for an aggregate of $1.9 million. In addition, the Company undertook to pay royalties to Intercomp of 25% of the revenues generated from the purchased technology.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

Note 17 - Subsequent Events:

A.	As to the acquisition of Zulu - see Note 3D.

B.	As to the acquisition of AlphaTech - see Note 2E.

C.	As to Mainsoft’s commitments - see Note 11A1.

D.	As to a private placement - see Note 12B4.