Form 20-F
period 2005-12-31
BLUEPHOENIX SOLUTIONS LTD
filed 2006-03-27
CIK 1029581

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

F O R M 20 – F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report..................

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
Ordinary shares, NIS 0.01 par value
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2005:

13,559,838 Ordinary shares, NIS 0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicated by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

TABLE OF CONTENTS

P A R T	I	1
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS	2
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	2
ITEM 3.	KEY INFORMATION	2
A.	Selected Financial Data	2
B.	Capitalization and Indebtedness	3
C.	Reasons for the Offer and Use of Proceeds	3
D.	Risk Factors	4
ITEM 4.	INFORMATION ON THE COMPANY	19
A.	History and Development of the Company	19
B.	Business Overview	20
C.	Organizational Structure	38
D.	Property, Plants and Equipment	39
ITEM 4A.	UNRESOLVED STAFF COMMENTS	40
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	40
A.	Operating Results	47
B.	Liquidity and Capital Resources	51
C.	Research and Development, Patents and Licenses	58
D.	Trend Information	58
E.	Off-Balance Sheet Arrangements	59
F.	Tabular Disclosure of Contractual Obligations	59
G.	Safe Harbor	59
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES	60
A.	Directors and Senior Management	60
B.	Compensation	62
C.	Board Practices	63
D.	Employees	69
E.	Share Ownership	70
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	72
A.	Major Shareholders	72
B.	Related Party Transactions	74
C.	Interests of Expert and Counsel	77
ITEM 8.	FINANCIAL INFORMATION	78
A.	Consolidated Statements and Other Financial Information	78
B.	Significant Changes	78
ITEM 9.	THE OFFER AND LISTING	79
A.	Offer and Listing Details	79
B.	Plan of Distribution	80
C.	Markets	80
D.	Selling Shareholders	80
E.	Dilution	81
F.	Expenses of the Issue	81
ITEM 10.	ADDITIONAL INFORMATION	81
A.	Share Capital	81
B.	Memorandum and Articles of Association	81
C.	Material Contracts	84
D.	Exchange Controls	86
F.	Dividend and Paying Agents	94
G.	Statement by Agents	94
H.	Documents on Display	94
I.	Subsidiary Information	95
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	95
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	95

P A R T I

        Some of the statements in this annual report, including those in the Risk Factors, Operating and Financial Review and Prospects, and Business Overview sections, are forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements about our plans, objectives, strategies, expectations, intentions, future financial performance, and other statements that are not historical facts. We use words like “anticipates,” “believes,” “expects,” “future,” “intends,” and similar expressions to mean that the statement is forward-looking. You should not unduly rely on these forward-looking statements, which apply only as of the date of this annual report. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described under Risk Factors.

        As used in this annual report, references to “we,” “our,” “ours,” and “us” refer to BluePhoenix Solutions Ltd. and its subsidiaries, unless otherwise indicated. References to “BluePhoenix” refer to BluePhoenix Solutions Ltd.

        The name BluePhoenix™ and the names BluePhoenix™ IT Discovery, BluePhoenix™ LogicMiner, BluePhoenix™ WS4Legacy, BluePhoenix™ DBMSMigrator, BluePhoenix™ PlatformMigrator, BluePhoenix™ LanguageMigrator, BluePhoenix™ DataMigrator, BluePhoenix™ FieldEnabler, BluePhoenix™ StandardsEnabler, BluePhoenix™ COBOL/LE-Enabler, BluePhoenix™ GTIN/UPCEnabler, BluePhoenix™ EuroEnabler, BluePhoenix™ LiraEnabler, BluePhoenix™ Nebula, BluePhoenix™ AppBuilder, and BluePhoenix™ ReBuilder appearing in this annual report are trademarks of our company. Other trademarks in this annual report are owned by their respective holders.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

        The following tables present our consolidated statement of operations and balance sheet data for the periods and as of the dates indicated. We derived the statement of operations data for each of the years ended December 31, 2003, 2004 and 2005 and the balance sheet data as of December 31, 2004 and 2005 from our consolidated financial statements included in Item 18 of this annual report, which have been prepared in accordance with generally accepted accounting principles as applied in the United States, or U.S. GAAP. Our consolidated financial statements have been audited by Ziv Haft registered public accountant (Isr.) BDO member firm. The selected consolidated financial data as of December 31, 2001, 2002 and 2003 and for the years ended December 31, 2001 and 2002 is derived from our audited financial statements not included in this annual report, which have been prepared in accordance with U.S. GAAP. You should read the selected consolidated financial data set forth below together with our consolidated financial statements included elsewhere in this annual report. See “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,
	2005	2004	2003	2002	2001
	$
Consolidated Statements of Operations Data:	(in thousands, except per share data)

Revenues	$58,947	$57,186	$54,340	$36,668	$38,438
Cost of revenues	25,379	24,253	24,115	15,220	17,722

Gross profit	33,568	32,933	30,225	21,448	20,716
Software development costs	8,006	8,055	8,138	7,387	8,868
Selling, general, and administrative expenses	21,611	21,388	20,140	13,245	19,794

	3,951	3,490	1,947	816	(7,946)
Goodwill impairment, restructuring costs, and
non-recurring expenses	-	-	-	472	4,467

Operating income (loss)	3,951	3,490	1,947	344	(12,413)
Financial income (expenses), net	(1,978)	(882)	165	(195)	(62)
Gain on realization of shareholdings	-	112	376	-	693
Other income (expenses), net	104	975	567	(1,581)	(2,649)

Income (loss) before taxes on income	2,077	3,695	3,055	(1,432)	(14,431)
Income tax expense	149	260	152	160	115

	1,928	3,435	2,903	(1,592)	(14,546)
Equity in losses of affiliated companies, net	-	(516)	(898)	(1,336)	(1,304)
Minority interest	(139)	(73)	(154)	(702)	863

Net income (loss)	$1,789	$2,846	$1,851	$(3,630)	$(14,987)

Basic earning (loss) per share	$0.13	$0.21	$0.14	$(0.35)	$(1.52)
Diluted earnings (loss) per share	$0.13	$0.21	$0.14	$(0.35)	$(1.52)

Weighted average number of shares outstanding	13,557	13,523	13,451	10,517	9,872
Weighted average number of shares outstanding assuming
dilution	13,973	14,679	13,644	10,517	9,872

	December 31,
	2005	2004	2003	2002	2001
	$
Consolidated Balance Sheet Data:	(in thousands)

Working capital	$4,546	$6,357	$246	$1,310	$9,901
Total assets	99,691	90,882	80,820	87,481	54,667
Total liabilities	47,925	42,251	35,422	40,760	19,410
Shareholders' equity	51,766	48,631	45,398	46,721	35,257

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

        Our business, operating results, and financial condition could be seriously harmed due to any of the following risks. In addition, the trading price of our ordinary shares and convertible notes could decline due to any of these risks. Additional risks and uncertainties that we are not aware of or that we currently believe are immaterial may also adversely affect our business, financial condition, results of operations and our liquidity.

Risks Related to Our Business

If capital spending on information technology, or IT, slows down, our business could be seriously harmed.

        We are affected by global economic changes, in particular trends in capital spending in the IT sector. During 2001 through 2003, the overall business slowdown in the North American and European markets influenced the purchasing patterns of leading software developers who delayed their planned orders and caused developers to reduce the amount of their planned license commitment. These changes in purchasing patterns in the IT industry directly affected our operating results. Although we believe that during the last two years the IT market has begun to recover, we cannot know whether the global market recovery will continue in the future, and how the economic conditions will continue to affect our business. Accordingly, we cannot assure you that we will be able to increase our revenues or keep our revenues at the same level as in 2004 and 2005.

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

        We have experienced major fluctuations in our net results. In 2005, 2004 and 2003, we had net income of $1.8 million, $2.8 million and $1.9 million, respectively. However, in 2002 and 2001 we had a net loss of $3.6 million and $15.0 million, respectively. The net loss in 2002 and 2001 was a reversal from prior years in which we had net income. The fluctuations in our net results are mainly attributable to the changes in the suite of modernization tools we have been offering to our customers, the limited experience we have had in the markets for these tools, and the difficulties we have encountered in introducing our tools to their respective markets. In addition, global economic conditions affect our net results. Most of the solutions we offer to our customers are based on tools that share a common generic technology and methodology. However, the introduction of new tools to new markets involves increased selling and marketing expenses, which in turn increases our operating expenses and directly affects our results of operations. Because of our limited experience in our principal markets and with our new products, we cannot assure you that our strategy for operating in these markets or selling these products will be successful. You should not rely on our historical results of operations as indications of future performance.

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

We may experience significant fluctuations in our annual and quarterly results, which makes it difficult for our shareholders and noteholders to make reliable period-to-period comparisons and may contribute to volatility in the market price of our ordinary shares and convertible notes.

        Our quarterly and annual results of operations have fluctuated significantly in the past and we expect them to continue to fluctuate significantly in the future. These fluctuations are the result of risks related to the introduction of new products as described above and any of the following events:

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

The ability of our subsidiary, Mainsoft, to continue marketing the cross-platform products for the Unix environment (Visual MainWin for Unix and Linux) is dependent upon Mainsoft maintaining current relationship with Microsoft providing Mainsoft with distribution rights and access rights to Microsoft’s source code.

        Pursuant to a Windows source-code agreement entered into between our subsidiary, Mainsoft Corporation, referred to as Mainsoft, and Microsoft in 1998, and the amendments thereto, Microsoft granted Mainsoft access to specified Microsoft source code for C/C++ development. Our revenues relating to the Visual MainWin product depend on the availability of Windows source-code under this license agreement. While Mainsoft believes its relationship with Microsoft will continue on terms acceptable to us, a change in the relationship could adversely affect our business, results of operations, and financial condition.

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

        On February 13, 2004, there were public reports that Microsoft source code had leaked on the Internet. These reports indicated that the source code contained trace references to the Mainsoft servers and personnel. Mainsoft’s management team fully cooperated with local authorities, the FBI, and Microsoft in their respective investigations. All parties conducting investigations have found no trace of a security breach after that date. Although we have been notified in 2004 that the investigation has not yet been completed, we have not received any update from the FBI since then.

Mainsoft’s dependency on Microsoft .NET, an open-source implementation of Microsoft.

        Mainsoft’s Visual MainWin for J2EE has been developed based on the open-source Mono project led by Novell, which is an open-source implementation of the Microsoft .NET framework. Microsoft may claim that software developed based on the open-source Mono project infringes certain Microsoft patents. Microsoft may cease its business relationship and cooperation with companies using the open source Mono project, which may result in severe damage to Mainsoft’s ability to effectively market the Visual MainWin for J2EE product.

        Damage to Mainsoft’s relationship with Microsoft could have a material adverse effect on our business, financial condition, and results of operations.

If we fail to address the strain on our resources caused by changes in our company, we will be unable to effectively manage our business.

        In the past few years, we have undergone significant changes in our product offerings. These changes include acquiring new technologies, developing and marketing new modernization and porting tools and expanding the sales of our products further into international markets. This has placed and will continue to place substantial demands upon our management, systems, and resources, including our sales, project management, consulting personnel, and software development operations. Our ability to manage any future changes or growth depends on our ability to continue to implement and improve our operational, financial, and management information control and reporting systems on a timely basis, and to expand, train, motivate, and manage our work force. If we cannot respond effectively to changing business conditions, our business, financial condition, and results of operations could be materially adversely affected.

If we are unable to manage the effects of the variations in our offering portfolio, our results will be adversely affected.

        We specialize in the development and implementation of sophisticated software modernization and porting tools and products. We leverage our know-how, experience and generic technologies, to develop and introduce new software tools that enable the modernization of legacy systems. The need for our modernization solutions changes over time, and recent regulations or newly introduced technologies may create new needs for modernization solutions. As part of our growth strategy, as a new need evolves, we typically conduct a market analysis to qualify and quantify the market opportunity. If the results justify the investment required for the development of new products or tools, then we begin the development process of the new product. In order to maintain our position in the market, and our ability to address the constantly changing needs of the marketplace, we continually invest in the development of new products. The net annual expense related to research and development was approximately $8 million during each of the last three years.

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

        In order to achieve our objectives, we may need to hire additional, qualified software, administrative, operational, sales, and technical support personnel. The process of attracting, training, and successfully integrating qualified personnel can be lengthy and expensive. We may not be able to compete effectively for the personnel we need. As part of our growth strategy, we developed offshore centers in Cyprus and Romania. We hired professional consultants for these development centers, leveraging the lower employer costs in these countries. Our future success depends on our ability to absorb and retain senior employees and to attract, motivate, and retain highly qualified professional employees worldwide.

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

        In the past years, we have successfully used our software modernization tools in numerous software projects. In the course of providing our modernization solutions, the project team conducts testing to detect the existence of failures, errors and bugs. In addition, we have instituted a quality assurance procedure for correcting errors and bugs in our tools. The amount of failures, errors, and bugs detected in modernization projects to date, and the cost of correcting them, has not been significant. However, if our modernization solutions fail to function efficiently or if errors or bugs are detected in our tools, we might incur significant expenditures in an attempt to remedy the problem. The consequences of failures, errors, and bugs could have a material adverse effect on our business, operating results, and financial condition.

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

        Substantial litigation over intellectual property rights exists in the software industry. Software products may be increasingly subject to third-party infringement claims as the functionality of products in different industry segments overlaps. Although our products and services have never been the subject of an infringement proceeding, we cannot predict whether third parties will assert claims of infringement against us. In addition, our employees and contractors have access to software licensed by us from third parties. A breach of the nondisclosure undertakings by any of our employees or contractors may lead to a claim of infringement against us. Any claim, with or without merit, could:

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

        In July 2003, a former Liraz shareholder filed an application with the Tel-Aviv-Jaffa District Court to approve a claim filed by him against us, as a class action. The claim relates to the acquisition of Liraz shares, which we completed in March 2003. The shareholder alleges that the share price we paid to Liraz’s shareholders in the tender offer and in a subsequent mandatory purchase was lower than the fair price of Liraz shares. The maximum amount of the claim is approximately $5.8 million in the aggregate. Under Israeli law, the court’s approval is required for the plaintiff to represent all of the shareholders of Liraz who sold their shareholdings to us pursuant to the tender offer and the mandatory acquisition. The plaintiff has applied for such approval in the lawsuit. A preliminary hearing is scheduled for June 7, 2006. Based on our analysis of the statement of claim, our management believes that the claim is without merit. However, if we are not successful in defending this claim, we could be exposed to considerable financial liabilities and as a result, our financial condition could be materially adversely harmed.

Our largest shareholder, Formula, controls a majority of our ordinary shares and influences the outcome of matters that require shareholder approval.

        Formula Systems (1985) Ltd., referred to as Formula, owns, as of March 24, 2006, 58.0%of our outstanding ordinary shares. Therefore, Formula has the power to control the outcome of most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. In addition, Dan Goldstein, a member of our board of directors and chairman and chief executive officer of Formula, and Gad Goldstein, the chairman of our board and a director and president of Formula, own, in the aggregate, 755,138 ordinary shares, representing 5.5% of our outstanding ordinary shares. These individuals have entered into agreements that require them to vote their shares as instructed by Formula. Accordingly, Formula is deemed to beneficially own approximately 63.5%of our outstanding ordinary shares. In addition, Dan Goldstein holds, through a wholly owned company, 50% interest in FIMIGold LP, which owns 33% of the outstanding shares of Formula; Gad Goldstein owns 2.5% of the outstanding shares of Formula.

        This share ownership may have the effect of delaying or preventing a change in control. In addition, potential conflicts of interest may arise in the event that we enter into agreements or transactions with these persons. Although Israeli law imposes certain procedures (including shareholder approval) for approval of certain related party transactions, including certain of those between us and Formula, we cannot assure you that these procedures will eliminate the possible detrimental effects of conflicts of interest. All of the members of our audit committee are independent directors. The audit committee reviews potential conflict of interest situations where appropriate. If certain transactions are not approved in accordance with required procedures under applicable Israeli law, these transactions may be void or voidable.

Our existing credit facilities contain a number of restrictions and obligations that limit our operating and financial flexibility.

        Our credit facilities contain a number of restrictive covenants that limit our operating and financial flexibility. These covenants, among other things, restrict our ability to pledge our assets, dispose of assets, make loans or give guarantees, make certain acquisitions and engage in mergers or consolidations. Our credit facilities also contain covenants regarding maintaining certain financial ratios. See “Item 5.B. Liquidity and Capital Resources – How We Have Financed Our Business.”

        Our ability to continue to comply with these and other obligations depends in part on the future performance of our business. There can be no assurance that such obligations will not materially adversely affect our ability to finance our future operations or the manner in which we operate our business. In particular, any noncompliance with performance-related covenants and other undertakings of our credit facilities could result in an acceleration of our outstanding debt under our credit facilities and restrict our ability to obtain additional funds, which could have a material adverse effect on our business, financial condition and results of operations.

        In some circumstances, a change of control of BluePhoenix will constitute an event of default under our credit facilities and we could be required to repay our debts to the banks. If this occurs, we may not have the financial resources to repay all of our outstanding debt. This also may adversely affect the attractiveness of our company to potential large investors.

Our indebtedness and debt service obligations may adversely affect our cash flow, cash position, net results and share price.

        We intend to fulfill our debt service obligations from existing cash, investments and our operations. Our indebtedness could have significant negative consequences, including, without limitation:

—	requiring the dedication of a portion of our expected cash flow to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including funding our research and development programs and other capital expenditures;
—	increasing our vulnerability to general adverse economic conditions;
—	limiting our ability to obtain additional financing; and
—	placing us at a possible competitive disadvantage relative to less leveraged competitors and competitors that have better access to capital resources.
—	causing a material offset to our results, and therefore generating decreased net profits or increased net losses.

We may not be able to make our debt payments in the future.

        Our ability to meet our debt obligations will depend on whether we can successfully implement our strategy, as well as on financial, competitive, and other factors, including some factors that are beyond our control. Most of our debt and credit facilities bear an interest rate based on the LIBOR. If the LIBOR materially increases, our cash flows will be negatively affected. If we are unable to generate sufficient cash flow from operations to meet principal and interest payments on our debt, we may have to refinance all or part of our indebtedness. In case we have to increase our indebtedness, the additional financing expenses will have a negative affect on our results, which cannot be predicted. Our ability to refinance our indebtedness will depend on, among other things:

—	our financial condition at the time;
—	restrictions in agreements governing our debt; and
—	other factors, including market conditions.

        We cannot ensure that any such refinancing would be possible on terms that we could accept or that we could obtain additional financing. If refinancing will not be possible or if additional financing will not be available, we may have to sell our assets under circumstances that might not yield the highest prices, or default on our debt obligations, which would permit our noteholders and holders of other outstanding indebtedness to accelerate their maturity dates.

        The indenture governing the convertible notes does not restrict us from incurring additional debt or guaranteeing indebtedness, nor does it limit the amount of indebtedness that we can issue in the future. If we incur additional debt or liabilities, our ability to pay our debt obligations could be adversely affected.

If we fail to successfully leverage the merger with Liraz and penetrate new markets, our operating results may be adversely affected.

        In March 2003, we completed the acquisition of the entire outstanding share capital of Liraz Systems Ltd., an Israeli company then publicly-traded on the Tel Aviv Stock Exchange, or the TASE. During 2004, we completed the integration of Liraz’s business within our business and been operating as one business unit since. We expect that as a result of the integration of our business with that of Liraz, the combined companies will be able to realize greater operating efficiencies and will benefit from a broader product line with a larger and more diversified marketing and support network. In addition, we anticipate that the combination of our respective technical personnel will enhance our product development capabilities. We cannot assure you that the integration of Liraz’s business within ours will contribute to our business to the extent anticipated.

Risks relating to International Operations

Marketing our tools and solutions in international markets may cause increased expenses and greater exposure to risks that we may not be able to successfully address.

        We intend to continue to expand our international operations, which will require significant management attention and financial resources. In order to continue to expand worldwide sales, we need to establish additional marketing and sales operations, hire additional personnel, and recruit additional resellers internationally. To the extent that we are unable to do so effectively, our growth is likely to be limited and our business, operating results and financial condition will be materially adversely affected.

We have generated approximately 86% of our revenues in 2005 from sales to international customers. Additional risks inherent in our worldwide business activities generally include:
—	currency exchange devaluations;
—	unexpected changes in regulatory requirements;
—	tariffs and other trade barriers;
—	costs of localizing products for foreign countries;
—	lack of acceptance of localized products in European and other foreign countries;
—	longer accounts receivable payment cycles;
—	difficulties in operations of management;
—	potentially adverse tax consequences;
—	including restrictions on the repatriation of earnings; and
—	the burdens of complying with a wide variety of European and other foreign laws.

We cannot assure you that these factors will not have a material adverse effect on our future international sales and, consequently, on our business, operating results and financial condition.

Inflation, devaluation and fluctuation of various currencies may adversely affect our results of operations, liabilities and assets.

        A significant portion of our operations is conducted through operations in foreign countries. As a result, we enter into transactions with customers and suppliers in local currencies. The fluctuations in foreign currency exchange rates in countries where we operate can adversely affect the reflection of these activities in our consolidated financial statements.

Revenues from our operations outside of Israel represented 86% of our revenues in 2005 and 84% of our revenues in 2004. Fluctuations in the value of our non-dollar revenues, costs and expenses measured in dollars could materially affect our results of operations. In addition, our balance sheet reflects non-dollar denominated assets and liabilities, which can be adversely affected by fluctuations in the currency exchange rates.

        The reporting currency of our consolidated financial statements is the U.S. dollar. The functional currency of our business is the U.S. dollar. We enter, from time to time, into forward currency exchange contracts or other arrangements in order to hedge this foreign currency exposure. Such arrangements may not always be effective or sufficient to offset the fluctuations in currency exchange rates. For additional information relating to the exchange rates between different relevant currencies, see “Item 5. – Our Reporting Currency.”

Fluctuations in foreign currency values affect the prices of our products, which in turn may affect our business and results of operations.

        Most of our worldwide sales are currently denominated in U.S. dollars and euros while our reporting currency is the dollar. A decrease in the value of the dollar relative to foreign currencies, in particular the euro, Danish kroner (DKK) and the NIS would make our products more expensive and increase our operating costs and, therefore, could adversely affect our results and harm our competitive position in the markets in which we compete.

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

        We are incorporated under the laws of the State of Israel, and certain of our key management personnel as well as certain of our research and development facilities are located in Israel. Although we generate most of our revenues from international markets, we nonetheless are influenced by the political, economic and military conditions affecting Israel. The execution of Israel’s plan of unilateral disengagement from the Gaza Strip and some parts of the West Bank and Hamas’ gaining a majority of the seats on the Palestinian Legislative Council in the elections held recently in the Palestinian Authority, may affect Israel’s security and the stability of the region. Major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, operating results and financial condition. Furthermore, several countries restrict business with Israeli companies. In addition, nonexempt male adult citizens of Israel, including some of our employees, are obligated to perform military reserve duty until the age of 40 or 45 depending on their function in the army, and are subject to being called for active duty under emergency circumstances. While we have operated effectively under these requirements since our incorporation, we cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our operations in Israel and our business may be adversely affected.

The tax benefits available to us from government programs may be discontinued or reduced at any time, which would likely increase our taxes.

        We receive tax benefits under Israeli government programs, particularly as a result of the “Approved Enterprise” status of certain of our operations in Israel. “Approved Enterprise” status is granted by the Israeli Investment Center of the Ministry of Industry and Trade and entitles the company to a variety of tax incentives. The incentives awarded to certain of our subsidiaries include reduced tax rates and a tax holiday. We were granted a two year tax exemption, followed by a five year reduced tax rate of 25% instead of 34% on income derived from our “Approved Enterprise” investment programs. In order to qualify for these incentives, the “Approved Enterprise” is required to provide minimum paid-in-capital (30% of the investment), to show an increase in its export activities, and to meet other general investing criteria. As of March 24, 2006, we have met those criteria and received tax benefits from our “Approved Enterprise” programs, as presented in Note 14A to our financial statements. To maintain our eligibility for these programs and benefits, we must meet the conditions mentioned above. We cannot assure you that these programs and tax benefits will continue at the same level in the future. If these tax benefits and programs are terminated or reduced, we could pay increased taxes in the future, which could decrease our profits.

It may be difficult to serve process and enforce judgments against our directors and officers in Israel.

        nonresidents of the United States, We are organized under the laws of the State of Israel. Most of our executive officers and directors are and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to:

—	effect service of process within the United States on us or any of our executive officers or directors who are nonresidents of the United States;
—	enforce court judgments obtained in the United States including those predicated upon the civil liability provisions of the United States federal securities laws, against us or against any of our executive officers or directors that are nonresidents of the United States, in the United States or Israel; and
—	bring an original action in an Israeli court against us or against any of our executive officers or directors to enforce liabilities based upon the United States federal securities laws.

Risks Related to our Traded Securities

The market price of our convertible notes and ordinary shares may be volatile and our investors may not be able to resell the notes or the shares at or above the price they paid, or at all.

        During the past few years, the worldwide stock markets have experienced high price and volume fluctuations. The market prices of securities of technology companies have been extremely volatile, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations could adversely affect the market price of our ordinary shares. During 2003, for example, the market price of our ordinary shares traded on the NASDAQ fluctuated between $7.04 and $2.10. During 2004, the market price of our ordinary shares fluctuated between $7.49 and $3.71. During 2005, the market price fluctuated between $4.75 and $3.81. The market price of our ordinary shares may continue to fluctuate substantially due to a variety of factors, including:

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

        In February 2006, we completed an underwritten public offering in Israel of series A convertible notes in an aggregate principal amount of $11.5 million, referred to in this annual report as the convertible notes. Following the offering, the convertible notes have been listed for trading on the TASE. The trading price of the convertible notes could be subject to significant fluctuations. The trading price of the convertible notes depends on many factors, including but not limited to, prevailing interest rates, the trading price of our ordinary shares, the market for similar securities and general economic conditions. Additionally, it is possible that the market for the convertible notes will be subject to disruptions that may have a negative effect on the holders of the convertible notes, regardless of our prospects or financial performance.

Our ordinary shares are traded on more than one market and this may result in price variations.

        Our ordinary shares trade on the NASDAQ National Market and the TASE. Trading in our ordinary shares on these markets take place in different currencies (dollars on the NASDAQ National Market and NIS on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

Future sales of our shares to be registered for resale in the public market could cause the market price for our ordinary shares or convertible notes to fall.

        As of March 24, 2006, we had 13,842,079 ordinary shares outstanding (excluding 1,647,594 held by two of our wholly owned subsidiaries). In addition, we have reserved 2,758,167 ordinary shares for issuance under our option plans. We also have certain commitments described below to issue BluePhoenix ordinary shares and register them for resale, as follows:

—	210,000 ordinary shares underlying warrants issued to First Israel Mezzanine Investors Ltd., known as FIMI;

—	1,239,912 ordinary shares issuable upon conversion of debentures and exercise of warrants issued to four institutional investors in connection with the $5 million private placement completed in March 2004. For more information, see "Item 5.B Liquidity and Capital Resources - Contractual Commitments and Guarantees;"

—	100,000 ordinary shares underlying options issued to Israel Infinity Venture Capital Partners Ltd., referred to as Infinity, and an additional amount of shares to be calculated in accordance with the terms of the agreement with Infinity entered into in April 2004. For more information, see “ Item 4.B Business Overview – Investments and Acquisitions;"

—	2,047,101 ordinary shares issuable upon conversion of the convertible notes traded on the TASE sold by us in a public offering in Israel in February 2006. For more information about these rights, see “ Item 7.B Related Party Transactions – Registration Rights Agreements, Voting Agreement;” and

—	866,667 ordinary shares issuable upon conversion of debentures and exercise of warrants issued to three institutional investors in connection with the $3 million follow-on private placement completed on March 23, 2006. We are obligated to file a registration statement within 45 days from the closing. For more information, see “Item 5.B Liquidity and Capital Resources – Contractual Commitments and Guarantees.”

        In addition, certain of our shareholders, holding in the aggregate 10,186,401 ordinary shares, have registration rights with respect to the shares they hold, including piggyback rights. For more information about these rights, see “Item 7.B Related Party Transactions – Registration Rights Agreements, Voting Agreement.”

        If a large number of our ordinary shares are sold in a short period, the price of our ordinary shares would likely decrease.

        In addition, the price of our ordinary shares could be affected by possible sales of our ordinary shares by investors who view the convertible notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that may develop involving our ordinary shares. The hedging or arbitrage could, in turn, affect the trading prices of the convertible notes.

Conversion of the convertible notes and other convertible securities, as well as exercise of warrants held by certain investors, would dilute the ownership interest of our existing shareholders.

        The conversion of some or all of the convertible notes traded on the TASE, the convertible debentures held by the institutional investors and the exercise of options and warrants held by investors, would dilute the ownership interests of our existing shareholders. Any sales in the public market of our ordinary shares issuable upon such conversion could adversely affect the prevailing market prices of our ordinary shares.

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

        We run our worldwide operations through several wholly owned subsidiaries, named below:

Name of Subsidiary	Country of Incorporation

BluePhoenix Solutions USA Inc.	United States
IntraComp Group Inc.	Unites States
BluePhoenix Solutions Nordic ApS	Denmark
BluePhoenix Solutions U.K. Ltd.	United Kingdom
BluePhoenix Solutions Srl	Italy
I-Ter/Informatica & Territorio S.p.A	Italy
BluePhoenix Solutions GmbH	Germany
BluePhoenix Solutions B.V	The Netherlands
BluePhoenix Solutions Ltd.	Cyprus
BluePhoenix Solutions Srl	Romania

        For information about our significant subsidiaries, see “Item 4.C – Organizational structure.”

        Recent Developments

        In February 2006, we completed an underwritten public offering in Israel of series A convertible notes in an aggregate principal amount of $11.5 million. The price of the notes as determined in the offering was 98% of the principal amount of the notes, and the gross proceeds from the offering were $11.2 million. The notes bear an interest at a rate of LIBOR 3 months +1.5% per annum, payable every 3 months beginning on May 1, 2006, with the last payment to be made on February 1, 2011. The principal of the notes is payable in four equal annual installments on February 1 of each of 2008 through 2011. Under certain terms, we may call for an early redemption of the notes, after February 1, 2008. The notes are convertible into our ordinary shares of BluePhoenix at a conversion rate of one ordinary share per $5.52 principal amount of notes, subject to adjustments. Holders may convert their notes into BluePhoenix’s ordinary shares on any trading day, beginning on the date the notes were first listed for trading and until the close of trading on January 16, 2011, except for certain specified days. The convertible notes are not secured.

        The notes are traded on the TASE. The Israeli Securities Authority and the TASE approved the listing of the shares underlying the notes for trading on the TASE. The notes and the shares underlying the notes have not been registered under the Securities Act, and may not be offered or sold in the United States or to U.S. persons, absent registration or an applicable exemption from registration requirements. For more information about our capital expenditures, see “Item 5.B. Liquidity and Capital Resources – Capital Expenditures.”

B.	Business Overview

Our Business

        We develop and market unique enterprise IT modernization, or EIM, solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure and to effectively compete in today’s environment. The combination of our comprehensive tools and services with our unique methodology provides an efficient and cost-effective process for extending the return on investment of existing enterprise IT assets. Our complete modernization solutions consist of a combination of automated technologies and services that minimize the risk through the whole life cycle of the process. Our solutions are based on technologies for Understanding, Migration, Remediation, and Redevelopment, allow companies to fully leverage their current systems and applications, speed up and reduce the cost of the renewal process, and effectively update their systems in order to adapt to new business demands. In addition, by using our technologies organizations gain the added value of extending their systems to be ready for future demands, such as service oriented architecture, or SOA. Our modernization solutions are offered to customers in all business market sectors, particularly financial services, banking, insurance and automotive.

        Our solution portfolio includes software products, software tools, and services that address the most pressing challenges organizations and companies face today.

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

        Our comprehensive enterprise technologies span mainframe, midrange, and client/server computing platforms. We have enhanced our expertise through the successful completion of projects for many large organizations over the past 19 years, establishing our credibility and achieving international recognition and presence. Based on our technology and that of our affiliates, we develop and market software products, tools, and related methodologies. We deliver our tools and methodologies together with training and support in order to provide enterprises with comprehensive solutions, primarily for the modernization of existing IT systems.

        In 1997, we introduced our C-MILL millennium conversion tool, which was developed based on our generic modernization technology. In 1997 and 1998, we derived substantially all of our revenues from millennium conversion projects. Since 2000, we have derived all of our revenues from providing legacy modernization and porting solutions.

        As part of our growth strategy, we sought opportunities to increase our revenue base through the acquisition of complementary products and services. This culminated in the acquisition of a controlling interest in Liraz in November 2002, and the purchase of the remaining outstanding interest in Liraz in March 2003. Liraz’s business included the operations of BluePhoenix Solutions B.V. and its international subsidiaries. Through our subsidiaries, we develop and market AppBuilder, formerly developed and marketed by Liraz, a software product used for the development of sophisticated and robust applications needed by large enterprises. Following the acquisition, we have benefited from Liraz’s large install base that includes leading international banks and financial institutions, whose information systems operate in various legacy environments.

        We believe that following the Liraz acquisition, utilizing our combined broad technology offering and our worldwide marketing capabilities, we became a leading global player in the enterprise IT modernization market. With twelve offices in ten countries, six full service delivery centers, and local representatives, we provide our tools and services worldwide.

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

        The EIM market is divided into the following categories:

        Enterprise IT Understanding – These solutions enable companies to make informed strategic decisions regarding the future of their IT systems by automatically capturing multiple levels of operational and development information into a consolidated metadata warehouse. Our tools facilitate global assessments and impact analyses of application assets, thus helping reduce costs, streamline working processes, and increase efficiency.

        Enterprise IT Migration – These solutions enable companies to consolidate and eliminate a wide range of legacy hardware and software through automated migration of applications, databases, platforms, programming languages, and data. These tools help to reduce costs and resources, and minimize reliance on proprietary technology, sunset products, and dwindling skill sets. The SOA-ready solution is provided as a post-migration service, allowing customers to extend their development environment by providing access to mainframe systems through Web services protocols, making legacy systems appear as modern systems.

        Enterprise IT Remediation – These solutions enable companies to extend the life of their existing IT systems by quickly adapting to new regulatory changes and business requirements. These automated tools can be easily customized to fit any IT environment and corporate need, including data field adjustment, IT standardization, and system consolidation.

        Enterprise IT Redevelopment – These solutions enable companies to mine existing applications by extracting business rules, data flows, and data models, and then reusing the proven code base to create more flexible Java/Web-based applications. Our tools help reduce maintenance costs and resources and application development time-to-market.

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

        This enterprise-wide view can then be used for a variety of strategic purposes, including:

—	performing impact, cost, and trend analyses as well as ongoing tracking of IT resources, inventories, components, their usage and their interrelationships;
—	running business-logic analyses for business process identification, evaluation, extraction, transition and enhancement;
—	achieving significant cost reductions through the elimination of unused products, unnecessary software upgrades, inefficient storage allocations, and wasteful CPU usage; and
—	providing more efficient application development by reusing systems and leveraging existing business rules.

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

BluePhoenix™ LogicMiner – This recovery solution mines COBOL and extracts business rules from the legacy code, thus providing IT departments with the ability to begin a modernization process based on techniques that preserve the functionality of legacy code. This tool retains past investments in software assets by producing reusable code objects or descriptive data that can later be used for improving the quality of the legacy code, rewriting the legacy application, or building a full modernization plan. LogicMiner increases a system’s manageability, while eliminating rules that no longer apply to current business procedures.

Enterprise IT Migration

Our comprehensive, integrated set of enterprise IT migration solutions enable companies to standardize and consolidate their IT systems by automatically converting and redeploying applications, databases, platforms, programming languages and data that are implemented on outdated computing platforms.

Buying a packaged application or rebuilding one can often be an expensive and risky proposition. Therefore, companies often look towards migrating their existing applications. This option is much more cost-effective and time-efficient as it leverages their existing investments in custom applications. Additionally, our migration solutions enable companies to operate their IT systems independently, without relying on previous technology support providers. Thus, the migration process provides significant cost savings on development, maintenance, and human resources.

        Our migration solutions provide numerous advantages, including:

—	significantly decreasing project costs, risk of errors and time;
—	preserving corporate business knowledge;
—	substantially reducing dependency on scarce skill sets;
—	solving problematic maintenance issues;
—	enabling end-to-end project control and management;
—	directly supplying a full audit trail and documentation of all changes;
—	minimizing system freeze time with a unique "refresh" feature; and
—	comprehensively working with most mainframe and non-mainframe platforms.

        The enterprise IT migration suite includes the following solutions:

BluePhoenix™ DBMSMigrator – An automated migration tool that converts applications from nonrelational databases, such as IDMS, ADABAS, IMS, and VSAM, to relational databases, such as DB2, Oracle, and SQL Server. The tool performs automated conversions that provide companies with fully functional compliance for source and target applications and minimal application, functional, and logical program flow changes. DBMSMigrator leaves no residuals, emulation software, or translation procedures and allows system support to continue uninterrupted during the migration project. As a result of the conversion process, the migrated application operates more efficiently, is easier to maintain, and contains complete documentation of the customer’s knowledge base and guidelines.

BluePhoenix™ PlatformMigrator – An automated migration tool that converts a range of platforms, including VSE, MVS, and Bull GCOS, and can be customized to fit the unique IT configuration and business rules of each customer site. The tool converts platforms to a pure, native installation so that programs are not required to run under emulation or through translation techniques. PlatformMigrator solutions assist companies with maintaining service levels, setting and upgrading standards, implementing the new IT environment, training IT users, implementing new facilities like a security system or a batch scheduler, and testing for functional equivalence.

        BluePhoenix™ Rehosting – Organizations implement mainframe rehosting in order to reduce the ongoing costs of existing legacy CICS and batch applications. Rehosting leverages the strength and investment of older COBOL applications while taking advantage of new, cost-efficient hardware and open operating system environments such as Linux, Unix, Windows, J2EE, and .NET.

        Using our various automated migration tools, and cooperating with our partners, we offer COBOL migration and mainframe rehosting solutions. We formed the following alliances for providing these solutions:

—	a cooperation with Micro Focus for implementing their "Lift and Shift" strategy. Micro Focus is a member of the Migration and Transformation Consortium (MTC) for COBOL solutions;
—	an alliance with Sun Microsystems for assisting companies to rehost mainframe applications on more cost-efficient, open platforms; and
—	a collaboration with Fujitsu for assisting companies to migrate COBOL/CICS applications into Fujitsu NetCOBOL and the Fujitsu NeoKicks and NeoBatch environments for handing CICS and batch/JCL.

BluePhoenix™ LanguageMigrator – An automated migration tool for converting COBOL and 4GLs (fourth generation languages) such as ADSO, Natural, Mantis, and PowerBuilder to COBOL and Java/J2EE. This reliable, time-efficient, and comprehensive solution enables site-wide installation, simultaneous testing, and implementation of batch programs. In addition, LanguageMigrator identifies the compatibility of the code, converts it to the new standards required by customers, and analyzes converted programs to identify potential problems. For more information about future developments of this tool, see “Research and Development.”

BluePhoenix™ DataMigrator – A Windows-based tool for migrating data between various data system environments. Coupled with a step-by-step proven methodology, the tool provides a fully structured but still versatile automated data migration process. DataMigrator enables full control of source and target data definitions resulting in consistent, accurate, highest quality target data with no data loss, and efficient utilization of available resources. In addition, it provides support for partial or incremental migration and for multiple runtime environments.

        BluePhoenix™ WS4Legacy – This post-migration, SOA-ready enablement service extends the useful life of valuable legacy applications that run on historic mainframe platforms by allowing them to be easily reused in a modern Web-centric environment. The WS4Legacy comprehensive solution provides Web services and Web clients for legacy applications. This unique set of tools enables the exposure of a legacy application to more modern applications written in Java or .NET by providing a Web service interface for the legacy system. Our WS4Legacy tools also provide a Web-based display for legacy (3270) applications. These tools are noninvasive and allow the legacy application to remain untouched.

Enterprise IT Remediation

Our integrated set of enterprise IT remediation solutions enable companies to extend the life of their existing IT systems when facing ongoing regulatory changes and new business requirements. Our remediation solutions address a variety of corporate needs and include:

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

        BluePhoenix™ StandardsEnabler – A highly automated solution for reliably facilitating system consolidation into a single set of naming standards. Since all resources being converted must be changed in parallel, the large task of manually standardizing the naming of system components is not practical. Our tool provides an automated solution addressing this problem.

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

Enterprise IT Redevelopment

        Enterprise IT environments are complex, and can prevent companies from quickly and easily adapting to new business needs and requirements. The more companies can organize and understand their applications, the faster they can adapt to inevitable changes. While organizations are mostly satisfied with the existing business functionality of their applications, they usually want to improve their business processes and leverage technologies such as Web-enabled and service-oriented architectures. Additionally, they are eager to find a way to decrease their maintenance costs, which typically consume 70%–80% of total IT spending.

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

BluePhoenix™ ReBuilder – Based on AppBuilder, ReBuilder transforms legacy COBOL programs into service oriented applications deployed on the latest platforms. The resulting application conforms to industry standards and is written in clean, maintainable source code. This conformance to standard architectures, such as full object-orientation and Web services, is a key differentiator in the ReBuilder approach when compared to more common migrations. Instead of using the common approach where each line of COBOL source code is translated to one or more statements in the target language (known as 1-1 approach), ReBuilder uses a model based approach. ReBuilder develops a platform independent model from platform specific models of legacy COBOL applications identified by BluePhoenix LogicMiner. This platform independent model may then be extended to meet new business requirements. Finally the application is generated to J2EE, .NET, or COBOL.

Visual MainWin® for the Unix and Linux platforms (formerly MainWin) – Visual MainWin® for the Unix and Linux platforms is an application-porting platform that enables independent software vendors to develop applications in Visual C++ and deploy them natively on Unix and Linux without the investment that is usually associated with designing and developing a new source code base for Unix platforms.

In 1994, Mainsoft entered into a licensing agreement with Microsoft, pursuant to which Microsoft granted Mainsoft access to specified Microsoft source code, including new versions, service packs, and upgrade releases for Windows. Microsoft also granted Mainsoft distribution rights to the Windows object code licensed as a component in Visual MainWin for Unix. Visual MainWin for Unix is already a mature product and Mainsoft primarily focuses on supporting and maintaining its existing Visual MainWin for Unix customers. We believe that our growth engine is the Visual MainWin for J2EE product described below.

Visual MainWin® for the J2EE platform – During 2005, Mainsoft continued to invest in the research and development, sales and marketing of its new Visual MainWin® for J2EE product. In the first quarter of 2006, Mainsoft signed a teaming agreement with IBM, according to which IBM will use Mainsoft product as part of its Linux and IBM WebSphere software offered by IBM to IT enterprises and software vendors having significant investments in the Microsoft development platform.

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

        Following is a description of our investments and acquisitions, which form a part of our business as described above:

        Liraz. In November 2002, we purchased through a share exchange transaction, approximately 86% of the outstanding share capital of Liraz, an international software and services company, developing and marketing the AppBuilder, then publicly traded on the TASE. As part of the share exchange transaction, we issued to Liraz’s selling shareholders, including Formula, 3,478,624 of our ordinary shares, constituting an aggregate of 26% of our outstanding share capital. In two public tender offers that we published in December 2002 and March 2003, we purchased additional shares of Liraz representing 9% of the outstanding share capital of Liraz. In March 2003, pursuant to the provisions of the Israeli Companies Law, we purchased the remaining outstanding share capital of Liraz. The total aggregate amount of those cash purchases was $2.7 million. Following these transactions, we currently hold the entire outstanding share capital of Liraz. During 2003 and 2004, we assimilated and integrated Liraz’s infrastructure, management, personnel and sales and marketing activities within our business.

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

        BluePhoenix Solutions Srl. (previously known as AlphaTech (2000) Srl.). In December 2002, we purchased from Intercomp, our affiliate, a 65% controlling interest in AlphaTech (2000) Srl. for aggregate consideration of $100,000. In February 2005, we entered into an agreement with the other shareholder of AlphaTech to purchase for $250,000 its entire holdings in AlphaTech, which as of such date was equal to 35% of AlphaTech’s outstanding share capital. In 2005, AlphaTech changed its name to BluePhoenix Solutions Srl. BluePhoenix Solutions Srl., a company incorporated in Romania, serves as our offshore delivery center in Romania.

        CePost. In January 2004, we purchased the entire outstanding share capital of CePost Ltd., an Israeli company that develops and markets software solutions for electronic document mining, management and presentment. Pursuant to the purchase agreement, we paid to the shareholders of CePost $172,500 and issued to them 31,496 BluePhoenix’s ordinary shares. In addition, we undertook to pay to the sellers royalties from CePost’s revenues in an amount of up to $1.5 million. At our option, we may pay the royalties in BluePhoenix’s ordinary shares. In accordance with the purchase agreement, we paid to the sellers in 2005 and 2006 advances in an aggregate amount of $45,000 on account of the royalties.

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

        In the fourth quarter of 2003, we exercised an option to purchase from Intercomp its tool known as AnalyzeIT for an aggregate of $1.9 million. In addition, we undertook to pay to Intercomp royalties of 25% of the revenues generated from the purchased technology. AnalyzeIT provides an analysis of a legacy application and creates a repository and inventory of the application’s components and the relationships between them, presented graphically and in reports. In connection with the purchase of Intercomp’s technology, we assumed the rights and obligations of Intercomp under a distribution agreement described below. The consideration for the acquired technology was offset against the outstanding loan balance owed to us by Intercomp, as described below.

        During 1998 through 2003, we lent to Intercomp an aggregate of $3.7 million. As of December 31, 2005, after the offset of $1.9 million for the purchased technology, the outstanding balance of the loans was approximately $2.0 million. The loans are required to be repaid by Intercomp at the end of a 5-year period commencing on February 19, 2002 or earlier (i) in the event of liquidation or acquisition of Intercomp by a third party; or (ii) if the current ratio of Intercomp is equal or greater than 1.25. The loans bear interest at a rate of LIBOR +1% per annum. The principal of the loans plus interest accrued are convertible into preferred shares of Intercomp at a conversion price of $162.70 per share. In addition, in the first quarter of 2006, FIMI has completed exercising a put option to sell to us convertible promissory notes issued by Intercomp, in an aggregate principal amount of $3.5 million. For more information about this transaction, see “Item 5.B. Liquidity and Capital Resources – Contractual Commitments and Guarantees.”

        In March 2004, we exercised an option granted to us effective as of January 2004, to purchase from Eran Tirer all of its holdings in Intercomp, constituting 18.5% of the outstanding share capital of Intercomp. In consideration, we issued to Mr. Tirer warrants to purchase 5,000 BluePhoenix ordinary shares at an exercise price of $20 per share, which expired on October 25, 2005 and were not exercised. As part of the transaction with Mr. Tirer, certain shareholders of Intercomp, holding 2.1% of Intercomp’s outstanding share capital, transferred to us their holdings in Intercomp. In addition, the remaining shareholders of Intercomp comprised of several funds acting through their general partner, Infinity, converted certain outstanding loans owed to them by Intercomp into 7,236 shares of Intercomp at a price of $162.70 per share. Following these transactions, our holdings in Intercomp increased from 49% to approximately 62%. Since the end of the first quarter of 2004, we consolidated the results of operations of Intercomp.

        Concurrently with the grant by Mr. Tirer of the option to purchase from him his holdings in Intercomp, Intercomp granted nonexclusive rights to a distributor partially owned by Mr. Tirer, to further develop and distribute Intercomp’s products.

        In April 2004, Infinity granted us a call option to purchase its entire holdings in Intercomp, exercisable until April 1, 2006. If we do not exercise such option, Infinity will have a put option to cause us to purchase Infinity’s entire holdings in Intercomp, exercisable during a period of six months commencing in April 2006. If either of the options is exercised, we shall be obligated to issue to Infinity, as consideration for Intercomp’s shares, 100,000 BluePhoenix ordinary shares and an additional amount of shares to be calculated based on revenues generated from the sale of licenses to use Intercomp’s products during a 3-year period commencing on April 1, 2003, as follows:

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

        We undertook, upon Infinity’s request, to use our best efforts to effect registration of the shares, within 8 months from April 1, 2006 or within 90 days of such date, if we filed our annual report on Form 20-F during such 90-day period, whichever is earlier. We may, at our option, pay to Infinity the cash equivalent of such shares, which will be calculated according to the average closing price of BluePhoenix’s shares during the 20 trading days prior to the exercise of any of the options.

        IntraComp. IntraComp Group Inc. provides migration and conversion services for large-scale systems and back-end integration services. In 2000, we acquired a 53% controlling interest in IntraComp for aggregate consideration of approximately $3.4 million. During the second quarter of 2003, we purchased from the other shareholders of IntraComp the remaining outstanding share capital of IntraComp for consideration to be calculated based on IntraComp’s cumulative earnings before interest and taxes during the three-year period commencing on January 1, 2003. Based on a final report of IntraComp’s earnings in the three-year period, we did not pay any consideration for the purchase of the remaining share capital. Following the purchase of the entire interest in IntraComp, we completed the integration of IntraComp’s business into ours.For more information about IntraComp’s solutions, see “Enterprise IT Migration – BluePhoenix PlatformMigrator.”

        I-Ter/Informatica & Territorio S.p.A. In the second quarter of 2005, we entered into an agreement to purchase the entire outstanding share capital of I-Ter. I-Ter is a developer and marketer of software solutions for migration from DL1 to DB2, and from IMS/DC to CICS, porting of applications from mainframe and Unix Sun Solaris. Pursuant to the purchase agreement, we paid to the selling shareholders of I-Ter in the second quarter of 2005, $1.4 million. Under the terms of the transaction, we agreed to pay the selling shareholders an additional consideration of up to $720,000 calculated based on I-Ter’s cumulative earnings before interest and taxes, referred to as EBIT. As agreed, if the EBIT in any calendar year during the three-year period commencing on January 1, 2005, is equal to or greater than $6,000, we will pay the selling shareholders an additional $240,000 with respect to each such year. In addition, we agreed to pay to the selling shareholders, at such date that is 15 business days following the date on which the EBIT report for the year ended on December 31, 2007 is final, an additional consideration equal to seven times of the yearly average EBIT in the three-year period commencing on January 1, 2005, less the amounts already paid to the selling shareholders for the purchased shares. In addition, in the event that the yearly average EBIT in the three-year period commencing on January 1, 2005 is greater than $600,000, we shall pay the selling shareholders an amount equal to nine times of the difference between the yearly average EBIT in the three-year period commencing on January 1, 2005 and $600,000.

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

        In 2000, we established together with the other shareholders of M.S.I. MultiConn, a company named MultiConn Technologies Ltd. and initially owned 19% of its share capital. MultiConn Technologies develops and markets BluePhoenix™ WS4Legacy. In 2002, we increased our holdings in MultiConn Technologies to 60%. Following a transaction entered into between us and the other shareholders of MultiConn Technologies in 2004, the other shareholders of MultiConn Technologies increased their holdings in MultiConn Technologies to 58.2% in the aggregate, through the issuance of shares by MultiConn Technologies. As a result, we currently hold approximately 40% of the outstanding share capital of MultiConn Technologies. We have an option to increase our holdings in MultiConn Technologies to 60% of its outstanding share capital for an exercise price of $50,000. As of March 24, 2006, we lent to MultiConn Technologies an aggregate amount of $2.4 million. In 2004, we included in our equity in affiliated companies 100% of the losses of MultiConn Technologies. As of December 31, 2004, we consolidated MultiConn Technologies’ balance sheet with ours. In 2003, we wrote down $350,000 of the balance of our investments and loans to MultiConn Technologies, due to the impairment of the investment and since it was probable that we would be unable to collect all amounts due. For more information about BluePhoenix™ WS4Legacy, see “Enterprise IT Migration – BluePhoenix™ WS4Legacy.”

        Outlook. Effective as of January 2004, we acquired from an Israeli company, Outlook Systems Ltd., through our new wholly owned subsidiary, Outlook & BluePhoenix Ltd., Outlook Systems’ entire business activities in Israel in the field of software development services. Pursuant to the purchase agreement, we hired 31 employees previously employed by Outlook Systems and assumed all the obligations in respect of the purchased activity. These obligations include the extension of a guarantee to a bank with respect to loans in an aggregate amount of $720,000 plus interest accrued, to be repaid by us by February 15, 2007. In the first quarter of 2006, we amended the terms of the purchase agreement with Outlook Systems. Pursuant to the amendment, in lieu of (i) the consideration payable to Outlook Systems under the purchase agreement; and (ii) our obligation to extend a guarantee on behalf of Outlook Systems, we paid to Outlook Systems an aggregate amount of approximately $1.3 million. Accordingly, the guarantees we extended to a bank with respects to Outlook Systems loans was cancelled. In addition, Outlook Systems received 138,591 of BluePhoenix ordinary shares. As part of the amendment, we undertook to pay Outlook Systems a consideration to be calculated based on Outlook & BluePhoenix Ltd.‘s annual earnings before interest and taxes, referred to as EBIT, during the three-year period commencing on July 1, 2005, as follows:

—	For an amount of up to $300,000 of the annual EBIT in each year within the three-year EBIT period, we will pay Outlook Systems a consideration equal to 10% of the EBIT;
—	For an amount of annual EBIT in a fiscal year within the three-year EBIT period in excess of $300,000, we will pay Outlook Systems additional consideration equal to 15% of the excessive amount.

        Zulu Software Inc. In February 2005, we entered into an agreement to purchase up to 20% of the outstanding share capital of Zulu Software, Inc., or Zulu, on a fully diluted basis. Under the purchase agreement, the purchase price was divided into four installments, each to be paid subject to fulfillment of a certain milestone. We paid the first installment of $350,000 in February 2005 against the issuance to us of 8% of Zulu’s outstanding share capital. We have not made additional payments because the agreed upon milestones have not been met. In January 2006, we purchased from the other shareholders of Zulu additional shares increasing our holdings to 72% of Zulu’s outstanding share capital. The aggregate consideration we paid for this additional purchase was $2.4 million. In addition, in February 2005, we entered into an alliance agreement with Zulu for cooperation in marketing and selling Zulu’s and our software tools and services. Zulu is a developer and marketer of software solutions for migration from ADABAS/Natural to Java. For more information about Zulu’s software solutions, see “Enterprise IT Migration – BluePhoenix™ LanguageMigrator.”

Level 8. As of March 24, 2006, we hold several capital instruments, including warrants and rights to receive warrants, exercisable into shares of Level 8 Systems Inc. If we exercise these capital instruments in full, we will hold approximately 13 million ordinary shares of Level 8. In 2003, we purchased 444,444 ordinary shares of Level 8 for $200,000. During 2003 and in the first quarter of 2004, we sold substantially all of the shares of Level 8 then held by us for $624,000. We provide to Bank Ha’Poalim a guarantee to secure Level 8‘s loan from the bank, in an amount of approximately $2 million, as of March 24, 2006. The guarantee is extended from time to time and it is currently in effect until November 2006. In consideration for the extension of the guarantee, Level 8 issued to us 300,000 ordinary shares and we are entitled to be granted an additional 6,342,000 ordinary shares of Level 8. In addition, we have been granted warrants to purchase 3,600,000 ordinary shares of Level 8 at an exercise price of $0.02. In the event that the guarantee is exercised, the bank is obligated to grant to us a three-year loan in an amount of up to the amount of the guarantee.

In September 2004, we extended a loan to Level 8 of approximately $97,000 under a secured promissory note. The note bears interest at an annual rate of 10%. In consideration, we are entitled to receive warrants to purchase 1,986,468 ordinary shares of Level 8 at an exercise price of $0.10 per share.

        Steps Ventures. As of March 24, 2006, we hold 375,000 shares of Steps Ventures Ltd. comprising 3.75% of the outstanding share capital of Steps Ventures. Steps Ventures is an Israeli venture capital investment group focusing on Israeli startup companies in the fields of software, telecommunications and semiconductors.

Customers

        We provide our modernization solutions directly or through our strategic partners, such as IBM, EDS, Cook Systems, TEMENOS, Matrix, and TACT. Additionally, from time to time, other IT services companies license our technologies for use in modernization projects in various markets. Our partners are usually system integrators who assist us in increasing our penetration and exposure in the market. We provide solutions to our partners’ customers in collaboration with the system integrator’s team. In most cases, the partners provide related services to the customers. Our arrangements with our partners vary. We may enter into distribution agreements with the partners under which we grant license rights or to the partners’ customers, provide related services, or a combination of both. Alternatively, we may enter into subcontractor relationships with our strategic partners.

        Approximately 30% of our agreements are based on fixed price contracts. These projects may bear some risks and uncertainties as we price these contracts based on estimates of future costs, duration of the project and the impact potential changes in the scope of the work. We also enter into other types of contracts, including annual maintenance contracts, license agreements and arrangements on a time and material basis. To date, shifts in revenues generated from different types of agreements have not materially affected our results of operations.

        Our customers include, among others:

Financial Services		Insurance		Other Industries

—	Banca Carige S.p.A.	—	DesJardins General Insurance Group Inc.	—	Ansys Inc. Canonburg
—	Citibank	—	Europe Assistance	—	Altera Corporation
—	Credit Suisse	—	Friends Provident Management Services Ltd.	—	Business Objects Corp.
—	Fidelity International Resource Management	—	Legal and general Resources	—	Commonwealth of Australia represented by the Department of Immigration and Multicultural and Indigenous Affairs
—	Intensa Sistemi E Servizi	—	Mutual of America	—	Computer Associates Islandia
—	Rabobank Netherland BV	—	Scottish Equitable Plc.	—	CSC Denmark A/S
—	Rural Servicios Informaticos (Spain)			—	Daimler Chrysler AG
—	SDC Udvikling (Denmark)			—	Erhervs-og Selskabsstyrelsen
				—	Fudicia Informationszentrale AG
				—	Global Exchange Services Inc.
				—	Group One/Sagent Technology
				—	IBM Japan Ltd.
				—	IBM (Rational Software)
—
				—	Lawson Products
				—	Mentor Graphics Corporation
				—	Microsoft Corporation
				—	Ministry of Defense (Israel)
				—	TEMENOS Group

        Each of the customers mentioned above contributed at least $600,000 to our annual revenues for a project performed within the previous two fiscal years.

        SDC Udvikling A/S, referred to as SDC Udvikling, an affiliated company of SDC, accounted for 17% and 15% of our revenues in 2005 and 2004.

        The following table summarizes the revenues from our tools and services by geographic regions for the periods indicated:

	Year ended December 31,
	2005	2004	2003
	(in thousands)

United States	$17,423	$20,438	$18,520
Europe (other than Denmark)	18,643	15,860	19,799
Denmark	12,334	10,122	8,997
Israel	7,991	8,353	3,986
Other	2,556	2,413	3,038

Total	$58,947	$57,186	$54,340

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

Enterprise IT Automated Migration

        Fourth Generation Language Migration – In the area of automated migration, we continue to build on our 4GL migration solutions. Our assets in the migration area cover COOL:Gen, Mantis, ADSO/IDMS, Natural, CSP, and PowerBuilder transformations. We continue to extend the support target platform of these transformations to include J2EE and .NET platforms.

        Enterprise IT SOA Ready Solution – A comprehensive solution that provides Web services or clients for a legacy application. Our unique suite of tools enables a legacy application to be exposed to more modern applications written in Java or .NET by providing a web service interface for the legacy system. Our tools are also able to provide a web based appearance/ connectivity/ interface legacy applications. Both the solutions are not intrusive and allow the legacy application to remain untouched.

BluePhoenix™ LogicMiner – A comprehensive solution for recovery that mines COBOL and extracts business rules from the legacy code, thus providing IT departments with the ability to begin a modernization process based on techniques that preserve the functionality of a legacy code. This tool retains past investments in software assets by producing reusable code objects or descriptive data that can later be used for improving the quality of the legacy code, rewriting the legacy application, or building a full modernization plan. LogicMiner increases a system’s manageability, while eliminating rules that no longer apply to current business procedures. We intend to incorporate technology owned by MultiConn Technologies that performs automatic generation of Web and SOA service interfaces for existing applications into LogicMiner to allow for easy Web services enablement of legacy through either existing or new LogicMiner created interfaces.

BluePhoenix™ Refactoring Repository (Nebula – code name) – A repository that supports the storage and management of the abstract models and code of applications that make use of multiple development architectures such as legacy information engineering and more modern object oriented and service oriented architectures.

BluePhoenix™ ReBuilder – Once legacy models and code are refactored, ReBuilder will provide the ability to generate from the abstract platform independent model stored in the Refactoring Repository to platform specific models such as J2EE and .NET. To address this, we are extending robust generation technologies to generate platform specifics for object orientation and SOA. This model driven modernization environment can be used to gradually migrate applications rather than requiring an “all at once” approach. In order to address refactoring, which involves changing from one application model to another, we are adding the necessary tools to assist in the process of taking the information from legacy applications’ architectures via LogicMiner to more modern architectures such as object and SOA.

Mainsoft’s Visual MainWin® for the J2EE platform – Mainsoft’s Visual MainWin® for the J2EE platform, launched in February 2004, is a cross-platform development solution that bridges the .NET/J2EE divide, enabling Visual Basic .NET and C# developers to develop J2EE Web applications and Web services using the Visual Studio .NET development environment. In 2005, Mainsoft released versions 1.6 and 1.7 of Visual MainWin® for the J2EE platform to support its go-to-market strategy. Version 1.6 launched in May 2005 supported Mainsoft developer marketing initiative delivering a free developer edition of the product and launching the first Linux site for Visual Studio developers. Version 1.7 introduced in December 2005 supports the IBM partnership, including validation on all IBM eServer product line and support for IBM WebSphere Express and WebSphere Application Server 6.0. This product is based on the Mono project, an open source .NET implementation, led by Novell and it is not dependant upon Microsoft source code.

Mainsoft also began marketing Visual MainWin for Unix 5.0.4 in November 2005 with support for more Unix and Linux platforms and support for Visual Studio 2003.

Costs and Grants

        As of December 31, 2005, we employed 140 employees in our software development departments. Our net development expenditures were $8.0 million in 2005, $8.1 million in 2004 and $8.1 million in 2003. Certain of our new product development projects have been awarded research grants, of which some that are repayable as royalties.

Chief Scientist Grants

        Visual MainWin® for J2EE Platform – Through December 31, 2005, our subsidiary, Mainsoft, accrued an aggregate of approximately $1.4 million in grants from the Office of the Chief Scientist, or the OCS, for the development of Visual MainWin® for J2EE. Royalties of 3% are payable to the OCS on sales of Visual MainWin® for J2EE, up to 100% of the dollar-linked grant received in respect of the funded product. To date, Mainsoft has paid the royalties to the OCS as required. Mainsoft has submitted to the OCS an application for obtaining research and development grants for 2006, which is pending approval.

PowerText – As of January 1, 2004, we received through our wholly owned subsidiary, an aggregate of approximately $200,000 in grants from the OCS for the development of PowerText. PowerText is a software solution for automated electronic document mining, management and presentment. Royalties of 3% are payable to the OCS on all sales of PowerText up to 100% of the dollar-linked grant received. To date, CePost has paid to the OCS the royalties as required.

BluePhoenix™ WS4Legacy – Through December 31, 2004, our subsidiary, MultiConn Technologies, accrued an aggregate of approximately $580,000 in grants from the OCS, for the development of BluePhoenix™ WS4Legacy. Royalties of 3% are payable to the OCS on sales of BluePhoenix™ WS4Legacy up to 100% of the dollar-linked grant received in respect of the funded product.

        The balance of the contingent liability relating to the royalties payable by our subsidiaries to the OCS, at December 31, 2005, amounted to approximately $2.2 million.

Other Grants

        In the first quarter of 2004, the Singapore-Israel Industrial Research and Development Foundation agreed to provide one of our wholly owned subsidiaries together with a company incorporated in Singapore, financing for the development of a Java report generator based on legacy text file input. Accordingly, the foundation agreed to award our subsidiary up to $100,000 payable according to an agreed upon schedule. As of March 24, 2006, we received $30,000 of the grant. The grant is required to be repaid in installments based on sales of the funded product up to the amount of the grant.

        Our subsidiary, I-Ter, is entitled to funds to develop Easy4Plan product, from the Ministry of Production in Italy. Easy4Plan is a workflow management tool designed for ISO9000 companies. Approximately 30% of the funds are a grant, and the balance is an 8-year loan to be repaid by I-Ter. The loan bears a minimal annual interest. The development term ends in July 2006. We anticipate that during 2005 and 2006 I-Ter will receive a total aggregate amount of $600,000.

Intellectual Property

        We rely on a combination of trade secret, copyright, and trademark laws and nondisclosure agreements, to protect our proprietary know-how. Our proprietary technology incorporates processes, methods, algorithms, and software that we believe are not easily copied. Despite these precautions, it may be possible for unauthorized third parties to copy aspects of our products or to obtain and use information that we regard as proprietary. However, we believe that with regard to most of our solutions, because of the rapid pace of technological change in the industry, patent and copyright protection are less significant to our competitive position than factors such as the knowledge, ability, and experience of our personnel, new product development, and ongoing product maintenance and support.

Competition

        The modernization market in which we operate is highly competitive. The principal competitive factors affecting the market for our modernization solutions include:

product functionality, performance, and reliability;
—	technical range of the offered solutions;
—	integration between the offered solutions;
—	availability of experienced personnel and its expertise;
—	prices;
—	ability to respond in a timely manner to changing customer needs;
—	ease of use; and
—	quality of support.

        Competition in the enterprise IT modernization field is, to a large extent, based upon the functionality of the tools and personnel expertise. Vendors in this market address the evolutionary modernization of legacy systems in different ways, and therefore do not always compete directly with others in the market. Many small vendors address only a small part of the market, whereas only a few offer a comprehensive and integrated solution set that can provide answers for most of the modernization challenges that companies currently face.

        Our principal competitors consist of system integrators, offshore outsourcers, and tool vendors, including leading software developers, who enable customers to replace or modernize their legacy systems. Major system integrators in the market include IBM, Accenture, Capgemini, and EDS. IBM has established legacy modernization as a strategic pillar of its long-term application development strategy. IBM has a specific, dominant advantage in the underlying application development infrastructure associated with many legacy environments (predominantly IBM mainframes) and it has a large service capability. We cooperate with some of these system integrators in providing specific solutions. Although all of them provide solutions for the modernization of enterprise systems, each player focuses on different niches. Major offshore outsourcers in the market include TCS (Tata Consulting Services), WIPRO, Patni, and Infosys. In addition, we face competition from niche companies operating in each of the four principal areas of the enterprise IT modernization market:

—	Enterprise IT Understanding;
—	Enterprise IT Migration;
—	Enterprise IT Remediation; and
—	Enterprise IT Redevelopment.

        For example, Micro Focus International markets its solutions to the COBOL market, Most Software Technologies addresses the ADABAS/Natural arena, and other competitors focus on collecting sufficient information about application portfolios to enable improved working processes. Other solution developers provide legacy and distributed repository solutions that are important for a variety of modernization processes.

C.	Organizational Structure

        We are part of the Formula group, a global IT solutions and services group headquartered in Israel. The Formula group is principally engaged in providing software consulting services, developing proprietary software products, and providing computer-based business solutions. The Formula group delivers its solutions in over 50 countries worldwide to clients with complex IT services needs, including a number of “Fortune 1000” companies. We are a subsidiary of Formula Systems (1985) Ltd., which holds directly 58.0 of our ordinary shares and, through voting agreements with Dan Goldstein, a director of our company and Formula’s chief executive officer and chairman of the board of directors, and Gad Goldstein, the chairman of our board and a director and president of Formula, beneficially own 63.5 of our ordinary shares.

        Following is a list of our significant subsidiaries, their country of incorporation, and proportion of our ownership interest in them, as of March 24, 2006:

Name of Subsidiary	Country of Incorporation	Proportion of Ownership Interest

BluePhoenix Solutions B.V	The Netherlands	100%

Liraz Systems Ltd.	Israel	100%

Mainsoft Corporation	United States	58%

D.	Property, Plants and Equipment

        We, together with our subsidiaries and affiliates, currently occupy approximately 8,000 square meters of office space. The aggregate annual rent we paid for these facilities in 2005 was $1.5 million. The following table presents certain information about our facilities and the terms of lease of these facilities.

Country and State	City	Sq. Meters	Expiration	Annual anticipated rental fees in 2006 in thousands US$
Israel	Herzlia	1,830	December 2006	420
Israel	Holon	250	February 2007	30
Israel	Lod	165	June 2006	140
USA, North Carolina	Cary	880	April 2009	200
USA, California	San Jose	350	May 2006	30
USA, Indiana	South Bend	410	February 2007	80
Denmark	Ballerup	1,500	November 2008	140
Germany	Frankfurt	270	November 2006	70
Romania	Bucharest	950	November 2007	150
United Kingdom	Uxbridge	40	August 2006	90
Cyprus	Nicosia	800	June 2009	120
Italy	San Felice, Segrate – Milano	150	October 2010	20
Italy	Riccione	330	December 2010	40
Italy	Milano	110	December 2006	15
Italy	Roma	120	September 2011	30
Total		8,155		1,555

        If, in the future, we determine that we need additional space to accommodate our growth, we believe that we will be able to obtain this additional space without difficulty and at commercially reasonable prices. We do not own any real property.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Background

        We develop and market unique enterprise IT modernization solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure and to effectively compete in today’s environment. The combination of our comprehensive set of products and tools with our expert services methodology provides an efficient and cost-effective process for extending the return on investment of existing enterprise IT assets. Our solutions, which include technology for Understanding, Migration, Remediation, and Redevelopment, allow companies to fully leverage their current systems and applications, speed up and reduce the cost of the renewal process, and effectively update their systems in order to adapt to new business demands.

        Our quarterly and annual results of operations have fluctuated significantly in the past and we expect them to continue to fluctuate significantly in the future, as a result of numerous factors, including the changes in the suite of modernization tools we have been offering to our customers, the impact of acquisitions and dispositions of companies, the limited experience we have had in the markets for these newly introduced tools, and the difficulties we have encountered in introducing our tools to their respective markets. Therefore, we believe that period-to-period comparisons of our financial results are not necessarily meaningful and you should not rely on them as an indication for future performance.

        The following discussion of our critical accounting policies and our financial condition and operating results should be read in conjunction with our consolidated financial statements and related notes, prepared in accordance with U.S. GAAP for the years ended December 31, 2005, 2004 and 2003, and with any other selected financial data included elsewhere in this report.

Overview

General

        In recent years, we have been affected by the global economic changes, in particular trends in capital spending in the information technology sector. During 2001 through 2003, the overall business slowdown in the North American and European markets influenced the purchasing patterns of leading software developers who delayed their planned orders and caused developers to reduce the amount of their planned commitment. These changes in purchasing patterns in the IT industry directly affected our operating results. Our revenues decreased from $49.2 million in 2000 to $38.4 million in 2001 and to $36.7 million in 2002. Since 2003, as a result of a slight recovery of the market, and the impact of a strategic acquisition we completed, this trend changed, and our revenues increased from $54.3 million in 2003 to $57.2 million and $58.9 million in 2004 and 2005, respectively. As part of this change, our average backlog has increased from approximately $25 million at the end of 2003 and 2004 to $50 million at the end of 2005. This increase improves management’s ability to engage in near-term planning. We typically fill current backlog within one year.

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

Liraz Acquisition

        In November 2002, we completed the acquisition of a majority of the outstanding share capital of Liraz. In March 2003, we completed the acquisition of all the remaining outstanding share capital of Liraz. Liraz’s development environment, AppBuilder, acts as a virtual application warehouse for large legacy mainframe installations. Most of BluePhoenix’s tools are based on generic technologies that were initially developed to be used in the mainframe environment. By combining with Liraz, we increased sales of our solutions by leveraging Liraz’s well-developed marketing infrastructure and expertise in the mainframe environment. In addition, the combination of our respective technical personnel has enhanced our product development capabilities. We currently offer a broad suite of enhanced enterprise IT modernization solutions, from legacy reuse to platform rehosting, which we believe assists us in maintaining our position as a market leader in the IT modernization market. Since the beginning of the integration process, our management analyzes the combined business as one business unit.

Visual MainWin

        Our revenues relating to the Visual MainWin product depend on the availability of Windows’ source code, which is provided by Microsoft under its agreement with our subsidiary, Mainsoft. We believe that the Windows’ source code leak in February 2004 has not interfered with our customer relationships. In order to diversify Mainsoft’s product offering, we have been developing an innovative product that converts applications developed on .NET to J2EE platform, without the need to rely on Microsoft’s source code. While the recently introduced product has gained favorable interest in the technological community, its sales grow slower than initially expected.

Challenges and Opportunities

        Our principal opportunity is to enhance our revenues by leveraging the marketing resources and skilled specialized workforce to market the suite of tools and solutions that we offer. In addition, we have identified a market demand for complementary application development services. Following the delivery of the converted code to the customer, a need to maintain the new code arises. We intend to leverage our knowledge of our customers’ converted applications, in order to assist them to further develop and integrate them in the mixed information systems environment they maintain. Accordingly, we anticipate an increase in revenues generated from our customers, by offering them “post-conversion” application maintenance and development services.

        The principal challenge we face is to accomplish our growth objectives while also enhancing profitability. In order to expand our revenue base, we will continue to invest in our sales and marketing operations. Since our margins are dependent on the degree of automation of our tools, we plan to continue devoting substantial resources to research and development both internally and through acquisitions. There is no assurance that these investments will lead to revenue growth. If they do not lead to such growth, our profitability will be adversely affected. For example, we expended significant resources to develop, and in 2004, we introduced, a new porting tool, Visual MainWin for J2EE, through our subsidiary, Mainsoft. We consider this tool’s cross platform bridging capabilities a technological breakthrough. However, we cannot assure you that this new tool will gain market acceptance to the extent anticipated, and generate the expected growth of revenues.

        Since 2003, we have been enhancing since 2003 our offshore delivery centers in Romania and Cyprus, where our operational costs are lower. These offshore centers allow us to reduce the prices we charge our customers for our solutions and simultaneously improve our operating profit. As the degree of automation of our tools increases, the need for expert services decreases, and as a result, our direct expenses decrease. In addition, the improved tools enable us to implement our distributed project methodology, and simultaneously use our delivery centers that perform the actual modernization project with our tools.

Consolidation of the Results of Operations of Our Subsidiaries

        Following is information regarding the consolidation of the results of operations of certain of our subsidiaries, for the periods indicated. We began to consolidate the results of operations of each of these subsidiaries when we acquired control in them.

Name of Subsidiary	Beginning Consolidation

SCH - Software Conversion House Ltd.	Second quarter of 1998
Mainsoft Corporation	Fourth quarter of 1999
M.S.I. MultiConn Solutions International (1995) Ltd. (1)	Third quarter of 1999
IntraComp Group Inc.	Second quarter of 2000
Liraz Systems Ltd.	Fourth quarter of 2002
Advanced Systems Europe B.V	Fourth quarter of 2002
BluePhoenix Solutions B.V	Fourth quarter of 2002
Liacom Systems Ltd.	Fourth quarter of 2002
Alexandria Migration Technologies Ltd.	First quarter of 2003
CePost Ltd.	First quarter of 2004
Outlook & BluePhoenix Ltd.	First quarter of 2004
Intercomp Ltd.	Second quarter of 2004
MultiConn Technologies Ltd.	First quarter of 2005
I-Ter/Informatica & Territorio S.p.A	Second quarter of 2005
Zulu Software Inc.	First quarter of 2006

(1) We did not consolidate the results of operations of M.S.I. MultiConn in 2003, since the other shareholders undertook the daily management and control. Following the acquisition of the remaining shareholdings of M.S.I. MultiConn from the other shareholders, effective as of the first quarter of 2004, M.S.I. MultiConn’s results are consolidated within ours.

Critical Accounting Policies

        We prepare the consolidated financial statements of BluePhoenix in conformity with U.S. GAAP. Accordingly, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

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

Deferred revenue includes unearned amounts received under maintenance contracts and amounts received from customers but not yet recognized as revenues. Payments for maintenance fees are generally made in advance and are nonrefundable.

—	Capitalized software research and development costs. Development costs of software that is intended for sale that were incurred after the establishment of technological feasibility of the relevant product, are capitalized. Technological feasibility is determined when detailed program design is completed and verified in accordance with the provisions of the FASB Statement of Financial Accounting Standards No. 86 (SFAS 86). Software development costs incurred before technological feasibility is established are charged to the statement of operations as incurred net of participation of the office of the Chief Scientist (OCS). Our policy on capitalized software costs determines the timing of our recognition of certain development costs. In addition, this policy determines whether the cost is classified as development expense or capitalized costs. Management is required to use professional judgment in determining whether development costs meet the criteria for immediate expense or capitalization. Amortization of capitalized software development costs begins when the product is available for general release to customers. Annual amortization is computed by the straight-line method, over the remaining useful life of the product, or based on the ratio of current gross revenues to current and anticipated future gross revenues, whichever is higher. Currently, amortization is computed by the straight-line method over a period of 5 years. Our failure to accurately predict the useful life of capitalized software could cause a one-time amortization, which could adversely affect our operating results.

—	Impairment of goodwill and intangible assets. Our business acquisitions resulted in goodwill and other intangible assets. We periodically evaluate our goodwill, intangible assets, and investments in affiliates for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of our acquired businesses and investments.

In accordance with FASB Statement of Financial Accounting Standards No. 142 “Goodwill and Other intangible Assets” (SFAS 142), effective January 1, 2002, indefinite life intangible assets and goodwill are not amortized but rather subject to annual impairment testing.

Goodwill and intangible assets are tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is generally determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the fair value methodologies include estimates of future cash flows, future short term and long term growth rates, weighted average cost of capital and estimates of market multiples of the reportable unit. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill and intangible assets. These write downs, if any, may have an adverse affect on our operating results. Future events could cause us to conclude that impairment indicators exist and that additional intangible assets associated with our acquired businesses are impaired.

The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment at many points during the analysis. In estimating the fair value of the reporting unit for the purpose of our annual or periodic analysis, we make estimates and judgments about the future cash flows of that reporting unit. Although our cash flow forecasts are based on assumptions that are consistent with our plans and estimates we are using to manage the underlying businesses, there is significant exercise of judgment involved in determining the cash flows attributable to a reporting unit over its estimated remaining useful life. In addition, we make certain judgments about allocating shared assets to the estimated balance sheets of our reporting units. Changes in judgment on these assumptions and estimates could result in a goodwill impairment charge. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

—	Income taxes. Our income tax policy records the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying consolidated balance sheets, as well as operating loss and tax credit carry forwards. We follow very specific and detailed guidelines regarding the recoverability of any tax assets recorded on the balance sheet and provide any necessary allowances as required in our management opinion, in accordance with the provisions of FASB Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes.” If we fail to accurately predict our estimated tax and if we are required to pay higher taxes than we anticipated, our results of operations could be seriously harmed.

—	Accounts receivable. We maintain a conservative method to assure the collection of our accounts receivable. Under this methodology, we periodically estimate the outstanding amounts and deduct an allowance for receivables with a low collection certainty. When there is a major deterioration of a customer’s credit worthiness, we make allowances for doubtful accounts upon specific review of all outstanding invoices of such customer. A relatively large portion of our revenue is generated from fixed-price-projects. We recognize revenue according to the percentage of completion method, and relay on project manager’s estimations in calculating that percentage. The customers’ payment terms are usually based on milestones. The average debt duration is approximately 3–4 months, and occasionally we allow a longer payment period of up to 12 months. If we fail to estimate accurately the recoverability of amounts due to us, our results of operations could be adversely affected.

Our Reporting Currency

        Most of our revenues and a substantial portion of our costs are denominated in United States dollars, or dollars. The dollar is the primary currency of the economic environment in which BluePhoenix operates. Thus the dollar is our functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars under the principles described in FASB Statement of Financial Accounting Standards No. 52. Assets and liabilities have been translated at period-end exchange rates. For non-dollar transactions reflected in the statements of operations, the exchange rates at transaction dates are used. For consolidated companies whose functional currency is other than the dollar, results of operations have been translated at average exchange rates. The exchange gains and losses arising from these translations are included in the statement of income (loss).

        Following is a summary of the most relevant monetary indicators for the reported periods:

For the year ended December 31,	Inflation rate in Israel	Devaluation of NIS against the US$	Devaluation of euro against the US$
	%	%	%

2003	(1.9)	(7.6)	(17.0)
2004	1.2	(1.6)	(7.4)
2005	2.4	6.8	13.3

A.	Operating Results

        The following table presents the percentage relationships of certain items from our consolidated statement of operations, as a percentage of total revenues for the periods indicated:

        Statement of Operations Data
        as a Percentage of Revenues:

	Year ended December 31,
	2005	2004	2003
	%	%	%

Revenues	100.0	100.0	100.0
Cost of revenues	43.1	42.4	44.4

Gross profit	56.9	57.6	55.6
Software development costs	13.6	14.1	15.0
Selling, general, and administrative expenses	36.7	37.4	37.0

Operating income	6.6	6.1	3.6
Financial income (expenses), net	(3.3)	(1.5)	0.3
Gain on realization of shareholdings	-	0.1	0.7
Other income (expenses), net	0.2	1.8	1.0

Income (loss) before taxes on income	3.5	6.5	5.6
Income tax expense	0.3	0.5	0.3

	3.2	6.0	5.3
Minority interest	(0.2)	(0.1)	(0.3)
Equity in losses of affiliated companies, net	-	(0.9)	(1.6)

Net income (loss)	3.0	5.0	3.4

Years Ended December 31, 2005 and 2004

        Revenues. Revenues increased 3% from $57.2 million in 2004 to $58.9 million in 2005. This increase was mainly in the second half of 2005 and reflects the consolidation of I-Ter results. We constantly update our suite of tools in order to enable a larger variety of languages, databases and platforms conversions. The price of a modernization project mainly depends on the number of lines of code to be converted, and is determined independently of the source and target platforms. As a result, the prices of our solutions do not fluctuate significantly.

The table below presents the breakdown of our revenues based on the location of our customers for the periods indicated:

	2005	2004	2003
	%	%	%

United States	30	36	34
Europe (other than Denmark)	32	28	36
Denmark	21	18	17
Israel	14	15	7
Other	3	3	6

Total	100	100	100

        The increase in sales in Europe is partially attributable to our marketing efforts during 2005, which resulted in a 19% increase in revenues in Europe (including Denmark) in 2005 compared to 2004. In addition, the consolidation of I-Ter contributed to our annual revenues growth in Europe. In the United States there was a decrease of 15% in revenues in 2005 compared to 2004. This decrease is mainly attributable to a delay in new orders from the North American market during the first half of 2005.

        Cost of revenues. Cost of revenues consists of salaries, travel costs relating to products and services rendered amortization of capitalized software costs and fees paid to independent subcontractors. Cost of revenues increased 4.6% from $24.3 million in 2004 to $25.4 million in 2005. Cost of revenues as a percentage of revenues increased 0.7% from 42.4% in 2004 to 43.1% in 2005. The increase in cost of revenues was caused by the increased amount of amortization of intangible assets that reached technical feasibility during 2005. The total amount of amortization of intangible assets in 2005 was $5.5 million, as compared to $3.1 million in 2004. This increase was mostly offset by a decline in salaries and project related costs, due to the efficient usage of our offshore delivery centers.

        Software development costs. Software development costs, gross, consist of salaries and consulting fees that we pay to professionals engaged in the development of new software tools and related methodologies. Software development costs, net, consist of software development costs, gross, less development grants and capitalized software costs.

        Software development costs, gross, increased 4% from $15.6 million in 2004 to $16.3 million in 2005. As a percentage of revenues, software development costs, gross was not changed materially, 27.7% in 2005 compared to 27.3% in 2004.

        In the past few years, our development costs were attributed to the development of our unique modernization suite of tools. Software development costs are charged to operations as incurred, unless capitalized according to SFAS 86. In 2005, we capitalized software development costs in an aggregate amount of $8.0 million compared to $7.1 million in 2004. This increase was primarily due to the implementation of our strategy to expand our tool offerings and increase the degree of automation of our tools. These factors are important in order to maintain our leadership position in the market and perform profitable projects.

        Selling, general and administrative expenses. Selling, general and administrative expenses consist primarily of wages and related expenses, travel expenses, third party and sales people commissions, selling expenses, marketing and advertising expenses, rent, insurance, utilities, professional fees, and depreciation. Selling, general and administrative expenses increased from $21.4 million in 2004 to $21.6 million in 2005. During 2005, our management members devoted significant marketing efforts in order to further expose the Company’s suite of tools to potential customers and partners.

        Financial income (expenses), net. Financial expenses in 2005 were $2.0 million compared to $882,000 in 2004. A portion of the increase in financial expenses is due to the issuance of convertible debentures in March 2004, which was partially included in financial expenses in 2004 and fully accounted for in the first quarter of 2005, when a registration statement covering the underlying shares became effective. In addition, the increase in financial expenses is attributable to (i) the increase of the company’s overall borrowings from banks, and (ii) the devaluation of the euro conversion rate compared to the dollar in 2005 by 13.3%, as compared to a 7.4% increase in the euro conversion rate in 2004.

        Gain on realization of shareholdings. There was no gain on realization of shareholdings in 2005. Gain on realization of shareholdings in 2004 was $112,000. This gain results from a sale of ordinary shares of Level 8 was $171,000. This gain was partially offset by a loss of $59,000 resulted from transaction-related costs with respect to the sale of our shareholdings in Tesnet – Software Testing Ltd., or Tesnet. The sale of Tesnet’s shares was for cash consideration of $2.8 million.

        Other income, net. Other income, net in 2005 was $104,000 compared to $975,000 in 2004. Other income in 2004 consists primarily of a $703,000 dividend received from Steps Ventures.

        Income tax expense. In 2005, we had an income tax expense of $149,000 compared to $260,000 in 2004. Due to tax losses carried forward in Israel and in several other locations, our total tax expense is composed of the net aggregate expense of local taxes paid worldwide by our international subsidiaries.

        Share in losses of affiliated companies, net. In 2004, share in losses of affiliated companies, net, was $516,000. Share in losses of affiliated companies in 2004 was mainly attributable to $69,000 representing our share in the losses of Intercomp, and $455,000 representing our share in the losses of MultiConn Technologies. In 2005, these two affiliates were consolidated in our result of operations, and therefore no equity in losses of affiliated companies was recorded.

        Minority interests in profits of subsidiaries. Minority interest in 2005 includes $137,000 representing the minority share in the profits of Mainsoft, and $2,000 representing the minority share in the profits of Liacom Systems.

Years Ended December 31, 2004 and 2003

        Revenues. Revenues increased 5.2% from $54.3 million in 2003 to $57.2 million in 2004. This increase reflected the initial results of our marketing efforts. In addition, preliminary recovery symptoms in the markets in which we operate, led to increased IT spending, which in turn increased the volume of our services’ and products’ sales. The prices of our products and services have not changed significantly during the recent three years, and price fluctuations had no material impact on our revenues.

        We had a relatively low increase in our sales in the United States and a decrease in our sales in Europe (other than Denmark). This was mainly attributable to the worldwide slow recovery of the IT industry.

        Cost of revenues. Despite the overall growth in the volume of our activities, cost of revenues increased only 0.6% from $24.1 million in 2003 to $24.3 million in 2004. Cost of revenues as a percentage of revenues decreased to 42.4% in 2004 compared to 44.4% in 2003. The increase in our gross margins is mainly attributable to the increased usage of our offshore low-cost development and delivery centers in Romania and Cyprus. Due to the lower average employer’s costs in these sites, we have reduced the overall cost of programmers, which resulted in the decrease of our cost of revenues and the resultant increase in our gross margins.

        Software development costs. During 2004, our subsidiaries received an aggregate of approximately $470,000 in grants from the OCS and the Singapore-Israel Industrial Research and Development Foundation for the development of the funded products.

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

        During 2004, our development costs were attributed to the development of our unique modernization suite of tools. Software development costs are charged to operations as incurred, unless capitalized according to SFAS 86. In 2004, we capitalized software development costs in an aggregate amount of $7.1 million compared to $3.2 million in 2003. Software development costs, net, decreased to 14.1% in 2004 compared to 15.0% in 2003. Net software development costs related to development of tools through our affiliates are included in our consolidated financial statements under “Equity in Losses of Affiliated Companies, Net.” For a description of our research and development activities, see “Item 4.B. Business Overview – Research and Development.”

        Selling, general and administrative expenses. Selling, general and administrative expenses increased 6.2% from $20.1 million in 2003 to $21.4 million in 2004. As a percentage of revenues, selling, general and administrative expenses increased to 37.4% in 2004 compared to 37.0% in 2003.

        Financial income (expenses), net. Financial expenses, net in 2004 were $882,000 compared to financial income, net of $165,000 in 2003. In 2004, financial expenses, net included the impact of the issuance of the $5 million convertible debentures and other long term convertible debt resulting in a net expense of $688,000.

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

        Other income, net. Other income, net in 2004 was $975,000 compared to $567,000 in 2003. Other income, net in 2004 consisted primarily of a $703,000 dividend received from Steps Ventures.

        Income tax expense. In 2004, we had an income tax expense of $260,000 compared to an income tax expense of $152,000 in 2003. This net aggregate expense was composed of local taxes paid worldwide by our international subsidiaries.

        Share in losses of affiliated companies, net. In 2004, share in losses of affiliated companies, net, was $516,000. Share in losses of affiliated companies in 2004 was mainly attributable to $69,000 representing our share in the losses of Intercomp, and $455,000 representing our share in the losses of MultiConn Technologies. In 2003, share in losses of affiliated companies, net, was $898,000. Share in losses of affiliated companies in 2003 included an aggregate amount of $898,000 representing our share in the losses of our affiliate Intercomp, and an amount of $200,000 representing our share in the losses of our affiliates M.S.I. MultiConn and MultiConn Technologies, partially offset by $200,000 representing our share in the gains of Tesnet.

        Minority interest. In 2004, minority interest was $73,000. Minority interest in 2004 included $51,000 representing the minority share in the losses of Liacom Systems, and $22,000 representing the minority share in the losses of Mainsoft.

B.	Liquidity and Capital Resources

How We Have Financed Our Business

        In 1997, we consummated two public offerings, and received net proceeds of $33.9 million after deducting underwriting discounts and commissions and offering expenses.

        On March 30, 2004, we completed a $5 million private placement to institutional investors. Under the terms of this transaction as amended on February 18, 2005, we issued to the institutional investors convertible debentures due in 2007, bearing interest at a rate of LIBOR calculated on a semi-annual basis. Pursuant to our agreement with the institutional investors, in March 2006, the institutional investors exercised their right to purchase from us additional convertible debentures and warrants for an aggregate purchase price of $3 million. Those debentures are due in 2009. For more information regarding the private placement, see “– Contractual Commitments and Guarantees.”

        In February 2006, we completed an underwritten public offering in Israel of series A convertible notes in an aggregate principal amount of $11.5 million. Interest on the notes is LIBOR 3 months +1.5% per annum. The interest is payable every 3 months beginning on May 1, 2006, with the last payment to be made on February 1, 2011. The principal of the notes is payable in four equal annual installments on February 1 of each of 2008 through 2011. The notes are convertible into BluePhoenix’s ordinary shares at a conversion rate of one ordinary share per $5.52 principal amount of notes. The notes are traded on the TASE. For more information regarding the series A convertible notes, see “Item 4.A. History and Development of the Company – Recent Developments.”

        We have entered into credit facilities with Bank Discount Le’Israel Ltd., Bank Ha’Poalim Ltd. Bank Leumi Le’Israel Ltd. and the First International Bank Ltd., of up to an aggregate of $22 million. The aggregate amount outstanding under these credit facilities as of December 31, 2005 was $18.8 million, and as of March 24, 2006 was $11.8 million. We may use these credit facilities from time to time for interim financing, in accordance with our cash requirements. These credit facilities provide for loans in various currencies and bear various interest rates. In connection with these credit facilities extended to us by these banks, we are committed to certain covenants related to our operations, such as:

—	maintaining a minimum level of shareholders' equity of no less than 40% of our total assets and no less than $40 million;
—	maintaining a level of annual operating income before depreciation and amortization of no less than $5 million; and
—	maintaining a ratio of our bank liabilities to current assets, excluding other current assets, of no more than 55%.

        To date, we have met all such covenants.

On December 31, 2005, we had cash and cash equivalents of $10.8 million and working capital of $4.5 million. On December 31, 2004, we had cash and cash equivalents (including marketable securities) of $9.5 million and working capital of $6.4 million.

        Net cash provided by operating activities was $5.2 million in 2005 compared to $1.1 million in 2004. Cash provided by operating activities in 2005 was primarily the result of add-backs from depreciation and amortization. This was partially offset by a decrease in payables and an increase in trade receivables. Cash provided by operating activities in 2004 was primarily the result of our $2.8 million net income and add-backs due to depreciation and amortization of capitalized expenses and other intangible assets. This was partially offset by a decrease in other payables and an increase in trade receivables.

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

        In connection with the purchase of Outlook Systems Ltd.‘s software development services activity, in 2004, we extended a guarantee to a bank with respect to loans in an aggregate amount of $720,000 plus interest accrued. In the first quarter of 2006, following an amendment to the Outlook Systems agreement, our guarantee expired. For more information related to our agreement with Outlook Systems, see “Item 4.B. Business Overview – Investments and Acquisitions – Outlook.”

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

Capital Expenditures

        Our capital expenditures were $700,000 in 2005 and $1.1 million in 2004. Our capital expenditures in these years related primarily to purchases of computers and related equipment required to support our software development activities. In 2005 and 2004, we invested $370,000 and $97,000 in other companies. In 2003, we lent $1.1 million to affiliated companies.

        In 2002, we purchased a 90% controlling interest in Liraz through a share exchange transaction that was followed by a cash tender offer. We paid for the tendered shares aggregate consideration of $1.1 million. During 2003, we completed an additional tender offer and purchased the remaining outstanding share capital of Liraz for an aggregate of $1.5 million.

        In the last three years, we did not repurchase any shares under our buy-back programs. As of December 31, 2005, we had repurchased 1,870,565 of our ordinary shares under our buy-back programs, for an aggregate of approximately $14.7 million. In January 2006, we sold an aggregate of 136,000 of the shares held by one of our subsidiaries to Israeli institutional investors in Israel, for aggregate consideration of approximately $560,000. In February 2006, we sold 86,971 shares held by one of our subsidiaries to Outlook Systems Ltd.; see “Item 4.B. Business Overview – Investments and Acquisitions – Outlook.” Under our buy-back programs, we may purchase our shares from time to time, subject to market conditions and other relevant factors affecting us. Under the Companies Law, the repurchased shares do not confer upon our subsidiaries any voting rights (although they entitle their holders to participation rights upon distribution). The first buy-back program adopted in May 1998 enables us to purchase our shares, through a subsidiary, utilizing up to $5.0 million. Under the second buy-back program adopted in September 1998, and amended in May 1999, we may purchase, through a subsidiary as a trustee, up to an additional 2,000,000 ordinary shares. Under the two plans we may acquire an additional 1,089,026 shares at the current stock price. The closing price of our ordinary shares as quoted on the NASDAQ National Market on March 24, 2006 was $5.00. Under the agreement we entered into in connection with the private placement in March 2004, we are restricted to use only up to $200,000 for the repurchase of our shares, as long as 20% or more of the debentures are outstanding.

        We believe that cash generated from operations together with existing sources of liquidity and cash flow, will be sufficient to meet our anticipated cash needs for at least the next 18 months.

Contractual Commitments and Guarantees

        Convertible Debentures Issued in a Private Placement to Institutional Investors

        On March 30, 2004, we completed a $5 million private placement of convertible debentures and warrants to four institutional investors. On February 18, 2005, the institutional investors and we amended certain terms of the transaction. Pursuant to the amended agreements, the debentures are due in 2007 and bear interest at a rate equal to the six-month LIBOR, paid quarterly in cash or in a number of BluePhoenix ordinary shares, at our discretion. The debentures are convertible into BluePhoenix’s ordinary shares at a conversion rate of $5.25 per ordinary share, subject to (i) adjustment for stock dividends, stock splits, recapitalization and other similar events; and (ii) anti-dilution adjustments. Following an event of adjustment in January 2006, the conversion rate of the debentures was adjusted to $5.24 per ordinary share. The conversion rate with respect to payments of interest on the debentures will be equal to 90% of the volume weighted average price of our ordinary shares on the NASDAQ National Market during the 20 trading days preceding the date of payment of interest. In the event the volume weighted average price per ordinary share (as calculated in the preceding sentence) for any 20 consecutive trading days exceeds $6.55, then we may force the holders of the debentures to convert any or all of the principal amount of the debentures held by them as of such date, subject to, among other things, our having an effective resale registration statement at such time for the resale of the ordinary shares underlying the debentures.

        In addition to the debentures, the institutional investors were issued warrants to purchase up to 285,714 BluePhoenix ordinary shares at an exercise price of $6.50 per share, subject to adjustments similar to those pertaining to the conversion price of the debentures. The warrants are exercisable during a 5 years period commencing in September 2004.

        Pursuant to our agreement with the institutional investors, in March 2006, three of the investors exercised their right to purchase from us additional debentures and warrants. Accordingly, we issued to the investors debentures at an aggregate purchase price of $3 million on the same terms as the initial debentures, except that the conversion price is $4.50 per share and due in 2009. In addition, the institutional investors were issued additional warrants on the same terms as the initial warrants, to purchase an aggregate of up to 200,000 of our ordinary shares. The warrants are exercisable during a 5 years period commencing in September 2006. Under our agreement with the institutional investors, we are obligated to file a registration statement on Form F-3 within 45 days from the closing, and the registration statement is required to be declared effective within 90 days after we filed it (or 120 days in the event of a review by the SEC).

        If the additional debentures issued to the institutional investors are fully converted the applicable interest is paid in cash, and the additional warrants are fully exercised, we would be required to issue to the investors up to 866,667ordinary shares, subject to adjustments.

        Series A Convertible Notes Offered to the Public in Israel

        In February 2006, we completed an underwritten public offering in Israel of series A convertible notes in an aggregate principal amount of $11.5 million. Interest on the notes is LIBOR 3 months +1.5% per annum. The interest is payable every 3 months beginning on May 1, 2006, with the last payment to be made on February 1, 2011. The principal of the notes is payable in four equal annual installments on February 1 of each of 2008 through 2011. The notes are convertible into BluePhoenix’s ordinary shares at a conversion rate of one ordinary share per $5.52 principal amount of notes. The notes are traded on the TASE. For more information regarding the series A convertible notes, see “Item 4.A. History and Development of the Company – Recent Developments.”

        Other Contractual Commitments and Guarantees

        In December 2003, Mainsoft entered into an Independent Contractor Agreement with Microsoft. As a result of this agreement, Microsoft agreed to apply the value of Mainsoft’s services performed under the Independent Contractor Agreement to accrued royalties up to $1,605,000. During the year ended December 31, 2005, Mainsoft accrued royalties due to Microsoft of $485,000, and recognized credits of $18,000 related to waivers (reduction of cost of revenues) and credits of $52,000, related to services performed (increase in revenues). During the year ended December 31, 2004, Mainsoft accrued royalties due to Microsoft of $325,000, and recognized credits of $125,000 related to waivers (reduction of cost of revenues) and credits of $635,000 related to services performed (increase in revenues).

        Under funding agreements three of our subsidiaries have entered into with the Office of the Chief Scientist (OCS), these subsidiaries are obliged to pay royalties to the OCS at a rate of 3% on sales of the funded products, up to 100% of the dollar-linked grant received in respect of these products from the OCS. As of December 31, 2005, the aggregate amount of grants received by our subsidiaries from the OCS was $2.2 million.

        In the first quarter of 2004, the Singapore-Israel Industrial Research and Development Foundation agreed to provide one of our wholly owned subsidiaries together with a company incorporated in Singapore, financing for the development of a Java report generator software tool. Accordingly, the foundation agreed to award our subsidiary up to $100,000 payable according to an agreed upon schedule. As of March 24, 2006, we received $30,000 of the grant. The grant is required to be repaid in installments based on sales of the funded software up to the amount of the grant.

        Our subsidiary, I-Ter, is entitled to funds to develop Easy4Plan product, from the Ministry of Production in Italy. Easy4Plan is a workflow management tool designed for ISO9000 companies. Approximately 30% of the funds are a grant, and the balance is an 8-year loan to be repaid by I-Ter. The loan bears a minimal annual interest. The development term ends in July 2006. We anticipate that during 2005 and 2006 I-Ter will receive a total aggregate amount of $600,000.

        We are obligated to pay to Formula management fees in an annual amount equal to 3% of our revenues, but no more than the NIS equivalent of $180,000. For more information see “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions – Management Agreement with Formula.”

        Under agreements between us and certain of our customers, we undertook to provide such customers bank guarantees for the assurance of performance of our obligations under our agreements with such customers. As of March 24, 2006, there are outstanding bank guarantees on our behalf for our customers in the aggregate amount of $225,000.

        We are committed under operating leases for rental of office facilities, vehicles and other equipment for the years 2006 until 2011. Annual rental fees under current leases are approximately $2.9 million, and are expected to remain at this level for each of the next three years. In connection with the office leases, we issued bank guarantees of $105,000 in the aggregate.

        During 2000, Liraz provided a bank guarantee to secure a loan to Level 8. Liraz recorded a provision of the maximum potential amount of future payment because the realization of the guarantee was reasonably foreseeable. The guarantee is outstanding until November 2006. In the event that the guarantee is exercised, the bank is obligated to grant us a three years loan in an amount of up to the amount of the guarantee. As of December 31, 2005, this guarantee amounted to approximately $2.0 million. For more information, see “Item 4.B. Business Overview – Investments and Acquisitions – Level-8.”

        In connection with the purchase of Outlook Systems Ltd.‘s software development services activity in 2004, we extended a guarantee to banks with respect to loans in an aggregate amount of $720,000 plus interest accrued. In the first quarter of 2006, following an amendment to the Outlook Systems agreement, our guarantee expired. For more information, see “Item 4.B. Business Overview – Investments and Acquisitions – Outlook.”

        In January 2001, we granted FIMI, a creditor of Intercomp, a put option to sell to us promissory notes issued by Intercomp in an aggregate principal amount of $3.5 million plus interest accrued since January 2001 at an annual rate of 5%, which could be paid, subject to FIMI’s approval, in BluePhoenix’s ordinary shares. The total outstanding amount of principal and interest accrued as of December 31, 2005 was $4.3 million. In August 2003, the terms of FIMI’s option were amended, allowing FIMI to exercise its option in three installments during June 2004, June 2005 and June 2006. In the first quarter of 2006, FIMI completed exercising all three installments for cash, and concurrently, reached an agreement with us for early payment for the promissory notes. Accordingly, we purchased from FIMI the promissory notes for an aggregate amount of $4.48 million including interest accrued. As part of the consideration, we issued to FIMI warrants to purchase 210,000 BluePhoenix’s ordinary shares exercisable until June 30, 2007, at an exercise price of $4.00 per share.

        In April 2004, a shareholder of Intercomp comprised of several funds acting through their general partner, Infinity, granted us a call option to purchase its entire holdings in Intercomp, exercisable until April 1, 2006. If we do not exercise such option, Infinity will have a put option to cause us to purchase Infinity’s entire holdings in Intercomp, exercisable during a period of six months commencing in April 2006. If either of the options is exercised, we shall be obliged to issue to Infinity, as consideration for Intercomp’s shares, 100,000 BluePhoenix’s ordinary shares and an additional amount of shares to be calculated based on revenues generated from the sale of licenses to use Intercomp’s products during a 3-year period commencing on April 1, 2003. We may, at our option, pay to Infinity the cash equivalent of such shares that will be calculated according to the average closing price of BluePhoenix’s shares during the 20 trading days prior to the exercise of any of the options.

        In February 2003, the Israeli Income Tax Authorities issued to BluePhoenix an income tax assessment for the tax year ended December 31, 1997 in the amount of approximately $1.5 million. Following an appeal we filed on this assessment, we received a revised tax assessment for the tax years ended December 31, 1997 through 2001 of approximately $1.2 million, of which approximately $1 million has been already paid by us. Based on consultation with our tax counsel, we believe that while the outcome of any controversy cannot be predicted with complete certainty, the final payment will not exceed $1.1 million. This tax expense is fully offset against previously existing tax reserves and will not have a material adverse effect on our financial statements as a whole.

        We entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to certain limitations. For more information, see “Item 7.B. Related Party Transactions – Indemnification of Office Holders.”

Effective Corporate Tax Rates

        In 1996, 1997 and 1998, certain of our operations were granted “approved enterprise” status under the Law for the Encouragement of Capital Investments – 1969, known as the Investments Law. If we comply with all requirements, we shall be eligible for certain tax benefits with respect to these operations, for the first seven years in which they generate taxable income. Income derived from our approved enterprise programs will be tax exempt for a period of two years after we have taxable income, and will be subject to a 25% company tax rate for the following five years. We completed the tax exemption period of some of our qualified “approved enterprise” operations and, therefore, these operations are subject to a 25% income tax commencing 1999. If the percentage of our share capital held by foreign shareholders exceeds 25%, future approved enterprises would qualify for reduced tax rates for an additional three years, after the seven years mentioned above. However, we cannot assure you that we will obtain additional “approved enterprise” status for our operations, or that the provisions of the Investments Law will not change, or that the above-mentioned shareholding portion will be reached or maintained for each subsequent year.

        On January 1, 2003, Israel’s tax laws underwent a significant tax reform (Amendment 132 to the Income Tax Ordinance (New Version) – 1961). The legislation broadened the categories of taxable income, and reduced the tax rates imposed on employment income. Among the key provisions of this legislation were (i) changes that may result in the imposition of taxes on dividends received by an Israeli company from its foreign subsidiaries; and (ii) the introduction of the controlled foreign corporation concept according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid by the subsidiary in its country of residence.

        On January 1, 2006, an additional tax reform has been taken place relating primarily to profits from investments. The main goal of the reform was to unify the tax rates applicable to profits from investments, such as interest, capital gains and dividends. In addition, under the new reform, the tax rates applicable to companies were reduced to 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010.

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

C.	Research and Development, Patents and Licenses

        For a description of our research and development activities, see "Item 4.B. Business Overview - Research and Development."

        For information concerning our intellectual property rights, see “Item 4.B. Business Overview – Intellectual Property.”

D.	Trend Information

        We have been affected by global economic changes, in particular the sharp decline in 2001 and 2002, in capital spending in the IT sector and the overall business slowdown in North America and Europe, as well as in Israel. Uncertainties in the North American and European markets have influenced the purchasing patterns of leading software developers who delayed their planned orders and caused developers to reduce the amount of their planned license commitment. These changes in purchasing patterns in the IT industry directly affect our operating results. Our revenues decreased from $49.2 million in 2000 to $38.4 million in 2001 and to $36.7 million in 2002. In the last three years, as a result of a slight recovery of the market, and the impact of a strategic acquisition we completed, this trend changed, and our revenues increased to $54.3 million in 2003, $57.2 million in 2004 and $58.9 million in 2005. We cannot know whether the global market will recover in the future, and how the economic conditions will continue to affect our business. As we continue to market new products and penetrate international markets, we expect our selling, general and administrative expenses to continue to be relatively high.

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

E.	Off-Balance Sheet Arrangements

On March 15, 2005, as the Form F-3 relating to the convertible debentures was declared effective by the Securities Exchange Commission (see “Item 5.B. – Contractual commitments and Guarantees”), the Company classified the fair value attributed to the warrants as equity. The warrants were revaluated to their fair value until such date.

Regarding the contingent consideration related to acquisitions – see “Item 4.B. Business Overview – Investments and Acquisitions – Outlook, I-Ter, CePost.”

F.	Tabular Disclosure of Contractual Obligations

        The following table summarizes our contractual obligations and commitments as of December 31, 2005:

	Payment due by period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	$ in thousands

Long term debt obligations	14,701	-	14,701	-	-
Operating lease obligations	5,459	2,317	3,054	87	-

Total	22,171	2,317	19,766	87	-

        The above table does not include royalties that we may be required to pay to the OCS and that may reach, in the aggregate, as of December 31, 2005, $2.2 million (see “Item 4.B. Business Overview – Research and Development”). We are unable to reasonably estimate the time and the amounts that we will eventually be required to pay to the OCS, if at all, since these amounts depend on our ability to sell products based on the OCS-funded technologies and the timing of such sales, if any.

G.	Safe Harbor

        The safe harbor provided in Section 27A of the Securities Act and Sections 21E of the Exchange Act shall apply to forward-looking information provided in Items 5.E and F.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

A.	Directors and Senior Management

        The following table describes information about our executive officers and directors as of March 24, 2006.

Name	Age	Position

Gad Goldstein	47	Chairman of the Board
Aaron Crystal	62	Director
Arie Kilman	53	Chief Executive Officer, Director
Iris Yahal	45	Chief Financial Officer, Director
Dan Goldstein	52	Director
Shai Beilis	57	Director
Naamit Salomon	41	Director
Gur Shomron	53	Director
Michael Chill (1)	39	Director
Amira Berkovitz-Amir(1)	39	Director

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

        Aaron Crystal founded our company (previously named Crystal System Solutions Ltd.) in 1987, and served as our Chief Executive Officer through 1996 and President through March 2005. Mr. Crystal has served as one of our directors since our formation. Between November 1999 and December 2004, he also served as vice chairman of our board of directors. From 2004, Mr. Crystal has served as Chairman of the board of a privately held software company, Cogniview Ltd. From 1983 to 1987 Mr. Crystal was vice president, technical support of Mehish Computer Services.

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

        Iris Yahal has served as one of our directors since January 1, 1999 and as our chief financial officer since October 1995. In addition, Ms. Yahal served as the controller of several other Formula subsidiaries until December 1996. From 1991 until 1996, Ms. Yahal served as the controller of Transtech Control Ltd., a subsidiary of Formula. Prior to 1991, Ms. Yahal worked as an auditor with Wallenstein and Co., a public accounting firm. Ms. Yahal holds a BA in accounting and an MA in business administration, both from Tel Aviv University, and is a certified public accountant in Israel.

        Dan Goldstein has served as one of our directors since March 1993. Mr. Goldstein has served as chairman of the board of directors and chief executive officer of Formula since 1985. Mr. Goldstein is also chairman of the board of Formula Vision and Matrix and is a director of other Formula group companies, including Magic and Sapiens. Mr. Goldstein holds a BA in mathematics and computer sciences and an MA in business administration, both from Tel Aviv University. Dan Goldstein is the brother of Gad Goldstein.

        Shai Beilis served as chairman of our board of directors from December 1995 until April 1998 and as vice chairman of our board of directors from April 1998 until November 1999. Mr. Beilis continues to serve as one of our directors. Mr. Beilis currently serves as chairman and chief executive officer of Formula Ventures Ltd., a venture capital fund manager, member of the Formula group. Mr. Beilis also served as a director of Formula from December 1997 to February 2005. From July 1993 to the beginning of 1995, Mr. Beilis served as the managing director of Clal Computers and Technology Ltd., an Israeli information technology company. Mr. Beilis holds a B.Sc. in mathematics and economics from the Hebrew University in Jerusalem and an MA in computer science from the Weizmann Institute of Science.

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

        Gur Shomron joined our board of directors and appointed as a member of our audit committee in July 2005. Mr. Shomron serves as the chairman of the board of directors of Fidelis Diagnostics Inc. since 2004. Prior to that, Mr. Shomron served as Venture Partner at StageOne VC fund. Mr. Shomron is also a management consultant for Bet Israel 101 Ltd. and serves as a director of our subsidiary, Mainsoft, and of several other privately-held high technology companies.

        Michael Chill has served as one of our independent directors and a member of our audit committee since July 2003. From July 2005, Mr. Chill has served as Co-head of the Direct Investments at Paramount Biocapital Asset Management Inc, a venture capital hedge fund and broker dealer. Prior to that, Mr. Chill served as an analyst and independent advisor to various high technology companies and venture capital firms both in Israel and the United States. During 2000 and the first half of 2001, Mr. Chill served as the president and head of investment banking department at Jerusalem Global Ltd., a venture capital and investment banking firm. Prior to that, from 1999, Mr. Chill served as a managing director in the technology investment banking group at Gruntal and Co. Mr. Chill holds a B.S. in accounting from the Sy Syms School of Business at Yeshiva University and an MBA from the Columbia Business School.

        Amira Berkovitz-Amir has served as one of our outside directors and as a member of our audit committee since December 2004. Until October 2005, Ms. Berkovitz-Amir served as vice president, finance of Of-Tov Products (2001) Ltd., a manufacturer in the food industry and a member of Osem Industries Group. Previously, Ms. Berkovitz-Amir served as vice president, finance and controller of Pri-Hagalil Industries, a manufacturer in the food industry. Ms. Berkovitz-Amir holds a BA degree in economics and accounting and an MA in business administration, both from the Hebrew University. Ms. Berkovitz-Amir is a certified public accountant in Israel.

B.	Compensation

        In 2005, we paid to our outside directors and executive officers aggregate remuneration of approximately $493,024. This amount includes amounts set aside or accrued to provide pension, social security or similar benefits but does not include amounts expended by us for automobiles made available to our officers and expenses (including business travel, professional and business association dues and expenses) reimbursed to officers. Under Israeli law, we are not required to disclose, and have not otherwise disclosed, the compensation of our senior management and directors on an individual basis.

        The aggregate remuneration set forth in the foregoing paragraph does not include amounts we paid to Formula under the terms of a management agreement, as consideration for management services rendered to us by certain directors designated by Formula. These directors currently include Gad Goldstein, Dan Goldstein and Naamit Salomon. See “Item 7.B. Related Party Transactions.”

        We maintain written employment agreements with Arie Kilman and Iris Yahal. Our employment agreement with Aaron Crystal terminated in March 2005. The employment agreements are not for a specific term and we may terminate any of them upon prior notice of between three and six months. If we terminate any of these employment agreements, we will have to pay the usual severance pay required under Israeli law for all employees. The directors are not entitled to any other benefits upon termination. These agreements provide for annual base salaries and other benefits like vacation, sick leave, provision of automobiles, insurance contributions, and non-compete and confidentiality agreements. The agreements also entitle Mr. Kilman and Ms. Yahal to bonuses based on achieving targets set by our board of directors.

        Mr. Kilman, in his former position as Liraz’s chairman of the board of directors was granted by Liraz in May 2002 a loan in an amount equal to approximately $300,000, linked to the Israeli consumer price index, and bearing annual interest at a rate of 4%. Under the terms of the loan, the loan should be repaid to Liraz in four equal annual installments until 2006, but no later than termination of Mr. Kilman’s employment. Mr. Kilman pledged in favor of Liraz 200,000 Liraz’s shares he owned as a security for repayment of the loan. Following the share exchange transaction between us and Liraz’s shareholders, effective as of November 14, 2002, Mr. Kilman replaced the pledged shares with 119,760 BluePhoenix shares. The amount of BluePhoenix shares pledged by Mr. Kilman was based on the exchange ratio determined in the share exchange agreement, pursuant to which every 1.67 shares of Liraz were exchanged for one BluePhoenix ordinary share. Except for the replacement of the pledged shares, the terms of the loan were not amended in any way. As of March 24, 2006, Mr. Kilman repaid $225,000 of the principal amount of the loan plus linkage differentials and accrued interest. Accordingly, 75% of the pledged shares were released from the pledge. To date, Mr. Kilman has complied with all loan payment obligations under the loan agreement. An amount of $95,500 (including linkage differentials and accrued interest) is still outstanding.

C.	Board Practices

        Pursuant to our articles of association, directors are elected at a general meeting of our shareholders by a vote of the holders of a majority of the voting power represented at the meeting. Additional directors may be elected between general meetings by a majority of our directors. Our board is comprised of 10 persons, of which 3 have been determined to be independent within the meaning of the applicable NASDAQ requirements. Two of these independent directors also serve as outside directors mandated under Israeli law and subject to additional criteria to help ensure their independence. See “Outside Directors,” below. Each director, except for the outside directors, holds office until the next annual general meeting of shareholders. Officers are appointed by our board of directors.

        Our board of directors has appointed a compensation committee, comprised of Messrs. Gad Goldstein, Dan Goldstein, Shai Beilis and Amira Berkovitz-Amir. The compensation committee is responsible for granting options to employees and setting the compensation of our executive officers.

        Companies trading on The NASDAQ Stock Market are generally required to have a majority of their board members be independent. We are exempt from this requirement under the “controlled company” exemption because more than 50% of our voting power is held by Formula.

Outside Directors

        Under the Companies Law, 1999, referred to as the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel, are required to appoint at least two outside directors. The Companies Law provides that a person may not be appointed as an outside director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment to serve as outside director, or had, during the two years preceding that date, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

—	an employment relationship;
—	a business or professional relationship maintained on a regular basis;

—	control; and
—	service as an office holder.

        No person may serve as an outside director if the person’s position or other business activities create, or may create a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. If, at the time of election of an outside director, all other directors are of the same gender, the outside director to be elected must be of the other gender. Outside directors are elected by a majority vote at a shareholders’ meeting, provided that either:

(1)	the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders or their representatives voted at the meeting, vote in favor of election; or

(2)	the total number of shares of non-controlling shareholders voted against the election of the outside director does not exceed one percent of the aggregate voting rights in the company.

        Pursuant to the Companies Law, all outside directors must have financial and accounting expertise or professional qualifications, and at least one outside director must have financial and accounting expertise. The terms “financial and accounting expertise” and “professional qualifications” have been defined in regulations promulgated under the Companies Law.

        The initial term of an outside director is three years and may be extended for an additional three years. At present, Mr. Michael Chill and Ms. Amira Berkovitz-Amir serve as our outside directors, Mr. Chill to hold office until July 2009 and Ms. Berkovitz-Amir until December 2007.

        Each committee exercising the powers of the board of directors is required to include at least one outside director. However, the audit committee should include all the outside directors.

        An outside director is entitled to compensation as provided in regulations promulgated under the Companies Law and is otherwise prohibited from receiving any compensation, directly or indirectly, in connection with services provided as an outside director. We compensate our two outside directors in accordance with regulations promulgated under the Companies Law.

Qualifications of Other Directors

        Under the Companies Law, the board of directors of a publicly traded company is required to make a determination as to the minimum number of directors who must have financial and accounting expertise according to criteria that is defined in regulations promulgated under the Companies Law effective as of January 2006. In accordance with the Companies Law, the determination of the board should be based on, among other things, the type of the company, its size, the volume and complexity of its activities and the number of directors. Based on the foregoing considerations, our board determined that the number of directors with financial and accounting expertise in our company shall not be less than two.

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

        In addition, under applicable NASDAQ rules, we are currently required to have at least three independent directors and to maintain an audit committee, whose members are independent of management. Our outside directors qualify as independent directors under the applicable NASDAQ rules and those of the Securities and Exchange Commission. We have established an audit committee, consisting of our two outside directors, Mr. Michael Chill and Ms. Amira Berkovitz-Amir, as well as Mr. Gur Shomron. The board has determined that both Michael Chill and Amira Berkovitz-Amir are “audit committee financial experts” as defined by applicable SEC regulations.

        Under the Companies Law, the audit committee is responsible for overseeing the business management practices of the company in consultation with the company’s internal auditor and the independent auditor, making recommendations to the board to improve such practices and approving related party transactions as required by the Companies Law. In accordance with the Sarbanes-Oxley Act and NASDAQ requirements, our audit committee is directly responsible for the appointment, compensation and oversight of our independent auditors. In addition, the audit committee is responsible for assisting the board in monitoring our financial statements and the effectiveness of our internal controls. We have adopted a formal audit committee charter that we have implemented, embodying these responsibilities.

Internal Auditor

        Under the Companies Law, the board of directors appoints an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an office holder, or an interested party (defined as a holder of 5% or more of the voting rights in the company or of the issued share capital, the chief executive officer of the company or any of its directors, or a person who has the authority to appoint the company’s chief executive officer or any of its directors), or a relative of an office holder or of an interested party. In addition, the company’s independent accountant or its representative may not serve as the company’s internal auditor.

Approval of Certain Transactions under the Companies Law

        The Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of loyalty includes (i) avoiding any conflict of interest between the office holder’s position in the company and his personal affairs, (ii) avoiding any competition with the company, (iii) avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others and (iv) revealing to the company any information or documents relating to the company’s affairs that the office holder has received due to his position as an office holder. Each person listed in the table under “Directors and Senior Management” above is an office holder. Under the Companies Law, arrangements regarding the compensation of directors require the approval of the audit committee, the board of directors and shareholder approval.

        The Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an “extraordinary transaction” as defined under the Companies Law, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing. In addition, the office holder must also disclose any interest held by any corporation in which the office holder owns 5% or more of the share capital, is a director or general manager or in which he or she has the right to appoint at least one director or the general manager. An “extraordinary transaction” is defined as a transaction other than in the ordinary course of business, otherwise than on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities.

        Under the Companies Law, after the office holder complies with the disclosure requirements described above, only board approval is required for any transaction that is not an extraordinary transaction, unless the articles of association of the company provide otherwise, and provided the transaction is not adverse to the company’s interest. If the transaction is an extraordinary transaction, the company must receive any approval stipulated by its articles of association, the approval of the audit committee and the approval of the board of directors, as well as shareholder approval. An office holder who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter unless the majority of the board members or members of the audit committee, as applicable, have a personal interest in such matter and in such case, the matter should also be approved by the shareholders of the company.

        The Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, including a shareholder that holds 25% or more of the voting rights in the company if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder or its relative who is an office holder or an employee of the company, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholder approval must include at least one-third of the shareholders who have no personal interest in the transaction and are voting on the subject matter or, alternatively, the total shareholdings of those who have no personal interest in the transaction who vote against the transaction must not represent more than one percent of the voting rights in the company. In certain cases provided in regulations promulgated under the Companies Law, shareholder approval is not required.

        The approvals of the board of directors and shareholders are required for a private placement of securities (or a series of related private placements during a 12-month period or that are part of one continuous transaction or transactions conditioned upon each other) in which:

—	the securities issued represent at least 20% of the company’s actual voting power prior to the issuance of such securities, and such issuance increases the relative holdings of a 5% shareholder or causes any person to become a 5% shareholder, and the consideration in the transaction (or a portion thereof) is not in cash or in securities listed on a recognized stock exchange, or is not at a fair market value; or

—	a person would become, as a result of such transaction, a controlling shareholder of the company.

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

Exculpation, Insurance and Indemnification of Directors and Officers

        Under the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care, provided, however, that such a breach is not related to a distribution of a dividend or any other distribution by the company.

        Office Holders Insurance

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

        reasonable litigation expenses, including attorney’s fees, incurred by the office holder as a result of an investigation or proceeding instituted against the office holder by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder; and either (a) concluded without the imposition of any financial liability in lieu of a criminal proceeding; or (b) a financial liability was imposed on him in lieu of a criminal proceeding for an offense that does not require proof of criminal intent; and

        reasonable litigation expenses, including attorney’s fees, expended by the office holder or charged to the office holder by a court, in a proceeding instituted against the office holder by the company or on its behalf or by another person, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of an offense that does not require proof of criminal intent.

        We may undertake to indemnify an office holder as aforesaid, (a) prospectively, provided that in respect of (i) above, the undertaking is limited to categories of events that in the opinion of our board of directors are foreseeable in light of the company’s operations at the time that the undertaking to indemnify is given, and for an amount or criteria that our board has determined as reasonable under the circumstances, and further provided that that such events and amount or criteria are indicated in the indemnification undertaking; and (b) retroactively.

        We have entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to the limitations set by the Companies Law and our articles of association, as described above. For more information, see “Item 7.B. Related Party Transactions – Indemnification of Office Holders.”

        Limitations on Exemption, Insurance and Indemnification

        The Companies Law provides that a company may not indemnify an office holder, enter into an insurance contract that would provide coverage for any monetary liability, or exempt an office holder from liability, with respect to any of the following:

—	a breach by the office holder of his duty of loyalty, except that the company may indemnify or provide insurance coverage to the office holder if the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
—	a breach by the office holder of his duty of care if the breach was done intentionally or recklessly, except for a breach that was made in negligence;
—	any act or omission done with the intent to derive an illegal personal benefit; or
—	any fine levied against the office holder.

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

	2005	2004	2003

Technical Experts	260	290	250
Research and Development	140	160	120
Sales, General and Administrative	120	110	115

Total	520	560	485

In Israel	211	223	175
In Europe	253	234	164
In the United States	56	103	146

        These employees include expert consultants who we train for the implementation of our modernization tools and methodologies.

        With respect to our employees in Israel, we are subject to various Israeli labor laws and labor practices, and to administrative orders extending certain provisions of collective bargaining agreements between the Histadrut (Israel’s General Federation of Labor) and the Coordinating Bureau of Economic Organizations (the Israeli federation of employers’ organizations) to all private sector employees. For example, mandatory cost of living adjustments, which compensate Israeli employees for a portion of the increase in the Israeli consumer price index, are determined on a nationwide basis. Israeli law also requires the payment of severance benefits upon the termination, retirement or death of an employee. We meet this requirement by contributing on an ongoing basis towards “managers’ insurance” funds that combine pension, insurance and, if applicable, severance-pay benefits. In addition, Israeli employers and employees are required to pay specified percentages of wages to the National Insurance Institute, which is compatible with the United States Social Security Administration. Other provisions of Israeli law and regulations govern matters such as the length of the workday, minimum wages, other terms of employment and restrictions on discrimination. We are also subject to the labor laws and regulations of other jurisdictions in the world where we have employees.

E.	Share Ownership

        The following presents information regarding the ownership of our ordinary shares by the persons listed in the table under “Directors and Senior Management,” as of March 24, 2006. The percentage of outstanding ordinary shares is based on 13,842,079 ordinary shares outstanding as of March 24, 2006 (excluding 1,647,594 shares held by two of our wholly owned subsidiaries).

        Unless otherwise specifically indicated, the address of each of the persons set forth below is at c/o BluePhoenix, 8 Maskit Street, Herzlia 46120.

Name	Shares beneficially owned(1)			Options to purchase ordinary shares
	Number		Percentage of outstanding ordinary shares	Number

Arie Kilman (2)	609,199		4.4%	725,000	(1)

Dan Goldstein	424,510		3.1%

Gad Goldstein	330,628		2.4%

Aaron Crystal	789,038	(3)	5.8%

Shai Beilis	___		___

Iris Yahal	___		___	166,000	(4)

Naamit Salomon	___		___

Gur Shomron	___		___

Michael Chill	___		___

Amira Berkovitz-Amir	___		___

All directors and officers as
a group (10 persons) (3) (5)	3,026,060		21.9 (5)	891,000

(1)	Each of the directors and executive officers whose holdings are not separately specified in the above table beneficially owns less than one percent of our outstanding ordinary shares.
(2)	Mr. Kilman was granted options to purchase ordinary shares under the following terms: (i) currently exercisable options to purchase 375,000 ordinary shares at $2.25 per share, which expire in April 2013; (ii) options to purchase 200,000 ordinary shares exercisable at $4.00 per share, of which 171,667 are currently exercisable. These options will expire in September 2013; and (iii) currently exercisable options to purchase 150,000 ordinary shares at $6.00 per share, which expire in September 2015.
(3)	Includes 294 shares that Anat Crystal, Mr. Crystal’s spouse, beneficially owns.
(4)	Mrs. Yahal was granted options to purchase ordinary shares under the following terms: (i) currently exercisable options to purchase 15,000 ordinary shares at $6.50 per share, which expire in November 2006; (ii) currently exercisable options to purchase 10,000 ordinary shares exercisable at $5.50 per share, which expire in October 2010; (iii) currently exercisable options to purchase 30,000 ordinary shares at $3.00 per share, which expire in February 2012; (iv) currently exercisable options to purchase16,000 ordinary shares at $2.25 per share, which expire in April 2013; (v) currently exercisable options to purchase 10,000 ordinary shares at $4.50 per share, which expire in April 2013; (vi) Option to purchase 15,000 ordinary shares exercisable at $3.50 per share, of which 13,722 are currently exercisable. These options will expire in September 2013; and (vii) currently exercisable options to purchase 70,000 ordinary shares at $5.00 per share, which expire in December 2015.
(5)	Includes currently exercisable options to purchase 872,685 ordinary shares, held by two of our directors who are also officers.

Arrangements Involving the Issuance of BluePhoenix’s Shares or Grant of Options to Purchase Shares

        The 1996 Share Option Plan

        In 1996, we adopted two option plans. One of these option plans has been terminated after all options granted under it had been exercised. Pursuant to our other 1996 option plan, as amended, we reserved 3,700,000 ordinary shares for issuance to our and our subsidiaries’ directors, officers, consultants and employees. As of March 24, 2006, options to purchase 2,758,167 ordinary shares were outstanding under the plan. The exercise price of the options granted under the extant 1996 option plan ranges from $2.25 to $10.50.

        Our board of directors administers our 1996 option plan. Under the 1996 option plan, as amended, options to purchase our ordinary shares may be granted to our and our subsidiaries’ directors, officers, consultants and employees. Our board of directors is empowered, among other things, to designate the grantees, dates of grant, the exercise price of the options and the terms of exercise of the options. Unless determined otherwise by the board, the options generally vest over a three-year period. Unvested options are forfeited shortly following termination of employment, unless otherwise agreed. Under the 1996 option plan, the grantee is responsible for all personal tax consequences of the grant and the exercise of the options. Each option granted under the 1996 option plan is exercisable during a term of ten years from the date of grant of the option. The 1996 option plan will expire on August 6, 2013, except as to options outstanding on that date.

        In anticipation of the effect of the adoption of Statement of Accounting Standard No. 123R, or SFAS 123R, and under the management belief that in the currently increasing competition in the labor market, an acceleration may have a positive effect on employee morale and retention, our board of directors and compensation committee approved a of December 27, 2005, the acceleration of several outstanding unvested options under our 1996 option plan so as to be fully-vested as of such date (see Notes 1T and 12B1 to our financial statements). As a result, options to purchase 144,900 BluePhoenix ordinary shares and options to purchase 1,228,997 shares of Mainsoft, were accelerated. However, the acceleration of options held by our officers who also serve as directors of our company, is subject to shareholder approval.

        Options Granted to Employees of One of Our Subsidiaries

        In connection with the purchase of a controlling interest in IntraComp Group Incorporated in 2000, we granted to certain employees of IntraComp options to purchase an aggregate of 43,000 of our ordinary shares. The options are exercisable at an exercise price of $9.625 per share and shall expire in August 2010.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

        The following table presents information regarding the ownership of our ordinary shares at March 24, 2006 by each person known to us to be the beneficial owner of 5% or more of our ordinary shares. Except where we indicated otherwise, we believe, based on information furnished by these owners, that the beneficial owners of our shares listed below have sole investment and voting power with respect to the shares.

Name and Address	Number		Percent (1)

Formula Systems (1985) Ltd.	8,788,164	(2)	63.5	%(2)

Aaron Crystal	789,038	(3)	5.7%

Arie Kilman	1,317,162	(4)	9.0	%(5)

72

(1)	Unless otherwise indicated, percentages in the above table are based on 13,842,079 ordinary shares outstanding as of March 24, 2006, and do not include 1,647,594 ordinary shares that two of our subsidiaries hold. Pursuant to Israeli law, these shares do not confer upon our subsidiaries any voting rights (although such shares entitle their holders to participation rights upon distribution). In January 2006, we sold 136,000 shares held by one of our subsidiaries to Israeli institutional investors in Israel. In February 2006, we sold 86,971 shares held by one of our subsidiaries to Outlook Systems Ltd. For more information about the sale of our shares to Outlook Systems, see “Item 4.B. Business Overview – Investments and Acquisitions – Outlook.”

(2)	Formula owns of record 8,033,026 ordinary shares constituting approximately 58.0% of our outstanding ordinary shares. During 2003 through 2005, Formula purchased 183,135 ordinary shares in the open market. Dan Goldstein, a member of our board of directors and chief executive officer and chairman of the board of Formula, owns 424,510 ordinary shares. Gad Goldstein, the chairman of our board of directors and a director and president of Formula, owns 330,628 ordinary shares. Messrs. Dan Goldstein and Gad Goldstein have entered into agreements, which require them to vote their ordinary shares as instructed by Formula. As a result of these voting agreements, Formula beneficially owns approximately 63.5% of our outstanding shares. Dan Goldstein holds, through a wholly owned company, 50% interest in FIMIGold LP, which owns 33% of the outstanding shares of Formula. Gad Goldstein owns 3.0% of the outstanding shares of Formula. Messrs. Dan and Gad Goldstein are brothers. Based on the foregoing, Dan Goldstein and Gad Goldstein each may be deemed to share with Formula the power to vote and dispose of our ordinary shares beneficially owned by Formula. Each of Dan Goldstein and Gad Goldstein disclaims beneficial ownership of the ordinary shares beneficially owned by Formula.

(3)	Includes 294 shares that Anat Crystal, Mr. Crystal’s spouse, beneficially owns. During 2003 through 2005, Mr. Crystal sold 404,662 ordinary shares in the open market.

(4)	Includes currently exercisable options to purchase 707,963 ordinary shares. The percentage of holdings includes those options. In November 2002, as part of the share exchange transaction with Liraz, we issued to Arie Kilman, a former shareholder of Liraz, 625,183 of our ordinary shares. In 2003, Mr. Kilman sold 33,369 ordinary shares in the open market, and in 2005, Mr. Kilman purchased 17,385 ordinary shares in the open market.

(5)	Percentage is calculated based on 14,550,042 ordinary shares outstanding, which include currently exercisable options to purchase 707,963 ordinary shares held by Mr. Kilman.

        All of our ordinary shares have equal voting rights. Under our two buy-back programs (as described in “Item 5.B. Liquidity and Capital Resources” above), two of our subsidiaries purchased 1,870,565 of our ordinary shares, of which 136,000 shares were sold in January 2006 to Israeli institutional investors in Israel and 86,971 shares were sold in February 2006 to Outlook Systems Ltd. Under applicable Israeli law, so long as the shares are held by our subsidiaries, they have no voting rights but such shares confer upon their holder’s participation rights upon distribution.

        In November 2002, we purchased through a share exchange transaction 86% of the outstanding share capital of Liraz. As part of the transaction, we issued to Liraz’s selling shareholders, including Formula, 3,478,624 of our ordinary shares, constituting an aggregate of 26% of our outstanding share capital. Of these shares, we issued to Formula 2,343,113 ordinary shares.

        As of December 1, 2005, there were 25 record holders of our ordinary shares. Of these record holders, 17 holders had mailing addresses in the United States owning an aggregate of approximately 19% of our outstanding ordinary shares, excluding the shares that our subsidiaries hold. As of December 1, 2005, we had approximately 1,200 beneficial shareholders.

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

        We pay the management fee to Formula in installments at the end of each quarter. For the year ended December 31, 2005, a management fee of $180,000 was payable to Formula under this agreement, representing 0.3% of our revenues in 2005. In addition, we reimburse Formula from time to time for expenses Formula incurred on our behalf.

        For more information regarding the positions that some of our directors hold in Formula and their holdings in Formula’s shares, see “Item 6.A. Directors and Senior Management” and “Item 7.A. Major Shareholders.”

        Cooperation with Matrix

        We have been cooperating with Matrix Ltd., a subsidiary of Formula, in performance of modernization projects in Israel and license agreements. In 2005, revenues from sales through Matrix amounted to $1.7 million.

        Matrix also serves as a subcontractor in several projects we perform. In 2005, the aggregate expense to Matrix subcontractors was $1.8 million.

        Registration Rights Agreements, Voting Agreements

        In 1997, we entered into a registration rights agreement with Formula, Dan Goldstein, Gad Goldstein, Aaron Crystal and an additional shareholder, referred to collectively as the holders. Under this registration rights agreement, the holders have certain registration rights with respect to their ordinary shares. We have agreed that, beginning January 31, 1998, at the request of the holders of a majority of the shares held by the persons and entities who signed the agreement, and on no more than two occasions, we will file a registration statement under the Securities Act for an offering of their shares with respect to which registration is requested. In addition, if we otherwise propose to register our ordinary shares under the Securities Act, these holders may request that we register their shares as well, subject to certain limitations. We shall bear all fees and expenses in connection with the registration, except that the holders will pay all fees and expenses of their own counsel and all underwriting discounts and commissions relating to their shares. As of March 24, 2006, the holders did not exercise their rights pursuant to the agreement.

        In October 2002, we granted certain registration rights to Formula, Mr. Arie Kilman and other shareholder of Liraz in the Share Exchange Agreement with those shareholders. Under this agreement, if we propose to register our ordinary shares under the Securities Act, each of these holders may request that we register their shares as well, subject to certain limitations. We shall bear all expenses in connection with the registration, provided that all underwriting commissions shall be paid by the holders selling shares with respect to their shares sold.

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

        Transactions Between Us and Our Subsidiaries

        We currently hold 40% of the outstanding share capital of MultiConn Technologies and have an option to increase our holdings in MultiConn Technologies to 60%. As of March 24, 2006, we lent to MultiConn Technologies an aggregate amount of $2.4 million. For more information about M.S.I. MultiConn and MultiConn Technologies, see “Item 4.B. Business Overview – Investments and Acquisitions – MultiConn.”

        In the fourth quarter of 2003, we exercised an option to purchase from Intercomp certain technology for an aggregate of $1.9 million. In addition, we undertook to pay to Intercomp royalties of 25% of the revenues generated from the purchased technology. In connection with the purchase of Intercomp’s technology, we assumed the rights and obligations of Intercomp under a distribution agreement, pursuant to which Intercomp granted rights to a distributor to further develop and distribute Intercomp’s products. As of December 31, 2005, we lent to Intercomp an aggregate of approximately $2 million. The principal of the loans plus interest accrued are convertible into preferred shares of Intercomp, subject to certain conditions. For more information about Intercomp, see “Item 4.B. Business Overview – Investments and Acquisitions – Intercomp.”

        In 2000, we entered into a management agreement with Mainsoft, under which we provide Mainsoft with management and advisory consulting services. Until the end of 2005, Mainsoft paid us in exchange for our services aggregate consideration of $120,000 per year. From the beginning of 2006, the management fees were reduced to $60,000 per year.

In February 2005, we entered into an alliance agreement with Zulu for cooperation in marketing and selling Zulu’s and our software tools and services. For more information about Zulu, see “Item 4.B. Business Overview – Investments and Acquisitions – Zulu.”

        Transactions Between Us and Our Chief Executive Officer

        Mr. Kilman, in his former position as Liraz’s chairman of the board of directors, was granted by Liraz in May 2002 a loan in an amount equal to approximately $300,000. As of March 24, 2006, Mr. Kilman repaid $225,000 of the principal amount of the loan plus linkage differentials and accrued interest. For more information relating to the loan granted to Mr. Kilman, see “Item 6.B. Compensation.”

        Indemnification of Office Holders

        Since July 2003, we grant to our office holders’ indemnification letters covering acts performed in their capacity as office holders or employees of our company. On December 27, 2005, our shareholders approved an amendment to those indemnification letters, following a recent amendment to the Companies Law, 1999. Pursuant to the new indemnification letters, we undertake to indemnify each office holder to the maximum extent permitted by law in respect of the following for any act or omission taken or made by the office holder in his or her capacity as an office holder of our company:

—	any financial obligation imposed on the office holder in favor of another person by a court judgment, including a settlement or an arbitrator’s award approved by court,

—	all reasonable litigation expenses, including attorney’s fees, expended by the office holder as a result of an investigation or proceeding instituted against the office holder by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder and either (a) concluded without the imposition of any financial liability in lieu of criminal proceedings; or (b) concluded with the imposition of a financial liability in lieu of criminal proceeding but relates to a criminal offense that does not require proof of mens rea (criminal intent); and

—	all reasonable litigation expenses, including attorney’s fees, expended by the office holder or charged to him or her by a court in a proceeding instituted against the office holder by us or on our behalf or by another person, or in any criminal proceedings in which the office holder is acquitted, or in any criminal proceedings of a crime that does not require proof of mens rea (criminal intent) in which the office holder is convicted.

        The indemnification also applies to any action taken by the office holder in respect of an act performed in his or her capacity as an office holder or an employee of one of our subsidiaries or as a director or observer at board of directors’ meetings of one of our affiliates. Our undertaking for indemnification is limited to up to 25% of our shareholders’ equity at the time of the claim for indemnification.

        Our undertaking for indemnification does not apply to a liability incurred as a result of any of the following:

—	a breach by the office holder of his or her duty of loyalty, unless, to the extent permitted by law, the office holder acted in good faith and had reasonable cause to assume that such act would not prejudice the interests of our company;

—	a willful breach by the office holder of his or her duty of care, unless such breach was solely due to negligence;

—	an action taken or not taken with the intent of unlawfully realizing personal gain;

—	a fine or penalty imposed on the office holder for an offense; and

—	a counterclaim made by us in connection with a claim against us filed by the office holder.

        Our undertaking for indemnification is limited to such events specified in the indemnification letter and determined by our board of directors to be foreseeable in light of the company’s operations.

        Under the indemnification letters, we exempt our office holders to the fullest extent permitted by law, from liability for damages caused as a result of a breach by the office holder of his or her duty of care to the company.

        Office Holders Insurance

        We have obtained an insurance policy covering our directors’ and officers’ liability. Our subsidiaries participate in the premium payments of the insurance, on a proportional basis. The total premium we paid during 2005 was approximately $68,000.

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

        In July 2003, a former Liraz shareholder filed an application with the Tel Aviv, Jaffa District Court to approve a claim filed by him against us, as a class action. The claim relates to the acquisition of Liraz shares, which we completed in March 2003. The shareholder alleges that the share price we paid to Liraz’s shareholders in the tender offer and in a subsequent mandatory purchase was lower than the fair price of Liraz shares. The maximum amount of the claim is approximately $5.8 million in the aggregate. Under Israeli law, the court’s approval is required for the plaintiff to represent all of the shareholders of Liraz who sold their shareholdings to us pursuant to the tender offer and the mandatory acquisition. The plaintiff has applied for such approval in the lawsuit. A preliminary hearing is scheduled for June 2006. Based on our analysis of the statement of claim, including an evaluation of the fair value of the Liraz shares, and the price paid for Liraz in a previous transaction immediately prior to the tender offer, we believe that the allegations against us in this proceeding are without merit and we intend to vigorously defend the claim and contest the allegations made therein.

Dividend policy

        We have never declared or paid dividends to our shareholders and we do not intend to pay dividends in the future. We anticipate that we will retain all of our future earnings for use in the expansion and operation of our business.

B.	Significant Changes

        Except as otherwise disclosed in this annual report, there has been no material change in our financial position since December 31, 2005.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

        The following table shows the high and low closing price for our ordinary shares on the NASDAQ National Market for the periods indicated.

Calendar Period	Price Per Share
	High	Low
	(in $)

2001	8.69	2.05
2002	4.15	2.00
2003	7.04	2.10
2004	7.49	3.71
First Quarter	7.49	4.63
Second Quarter	5.67	4.76
Third Quarter	5.56	3.71
Fourth Quarter	4.49	3.78
2005	4.75	3.81
First Quarter	4.75	3.90
Second Quarter	4.49	3.91
Third Quarter	4.30	3.85
Fourth Quarter	4.30	3.81
September	4.30	3.87
October	4.30	3.81
November	4.10	3.85
December	4.20	3.90
2006
January	4.31	3.85
February	5.15	4.18
March (through March 24)	5.23	4.60

        The following table shows the high and low closing price for our ordinary shares on the TASE for the periods indicated.

Calendar Period	Price Per Share
	High	Low
	(in NIS)

2001 (from January 21)	35.70	10.50
2002	20.10	8.01
2003	29.20	11.49
2004	33.80	17.00
First Quarter	33.80	22.50
Second Quarter	26.59	23.00
Third Quarter	24.20	19.01
Fourth Quarter	20.00	17.00
2005	21.95	16.01
First Quarter	20.99	17.80
Second Quarter	19.66	16.01
Third Quarter	19.05	17.35
Fourth quarter	19.75	17.80
October	19.75	19.05
November	19.75	19.00
December	19.40	17.80

Calendar Period	Price Per note
	High	Low
	(in NIS)

2006
January	20.20	17.41
February	22.80	18.58
March (through March 24)	23.99	21.90

        The following table shows the high and low closing price for our series A convertible notes on the TASE for the periods indicated.

Calendar Period	Price Per note
	High	Low
	(in NIS)

2006
February (From February 12)	102.30	101.40
March (through March 24)	107.50	102.90

B.	Plan of Distribution

Not applicable.

C.	Markets

        Our ordinary shares have been traded in the United States on the NASDAQ National Market since our initial public offering on January 30, 1997 and were not publicly traded prior to this date. The symbol on the NASDAQ National Market for our ordinary shares is BPHX. On January 21, 2001, we listed our ordinary shares for trading on the TASE.

        Our series A convertible notes have been traded on the TASE since February 12, 2006.

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

Description of Our Share Capital

        Our company share capital consists of ordinary shares. Our articles of association do not restrict in any way the ownership of our ordinary shares by nonresidents, except that these restrictions may exist with respect to citizens of countries that are in a state of war with Israel.

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

Election of Directors

        Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of ordinary shares that represent more than 50% of the voting power represented at a shareholders meeting have the power to elect all of our directors, other than the outside directors that are appointed by a special majority of shareholders. For a summary of those provisions in our articles of association with respect to the directors, see “Item 6. Directors, Senior Management, and Employees.”

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

        We consider the agreements related to the $5 million private placements of convertible debentures and warrants completed in March 2004, the series A convertible notes in an aggregate principal amount of $11.5 million, the acquisition of Liraz’s shares and our investments in Mainsoft Corporation as material contracts. For a summary of the terms of these investments, see “Item 4.B. Business Overview – Investments and Acquisitions” and “Item 5.B. Liquidity and Capital Resources.” In addition, the agreements with Microsoft and SDC Udvikling described below are material to our business.

        Licensing Agreement with Microsoft

        In August 1998, we entered into a Windows source code license agreement with Microsoft that terminated and superseded our prior arrangement with Microsoft. In May 2002, the parties entered into an amendment to the license agreement that expanded our access to certain Microsoft development technologies. Under the terms of the agreement, as amended, we continue to have access to specified software code and documentation for specified versions of Windows, Windows NT, and Windows XP, collectively referred to as the licensed software. The agreement grants us the right to distribute the licensed software as a component of our Visual MainWin® development kit and runtime products. The agreement provides for the payment of royalties to Microsoft that are based upon the licensing of our Visual MainWin® products, which include the licensed software. The agreement has a perpetual term although it may be terminated earlier under certain circumstances, including in the event of change of control of either of the parties. In addition, the agreement provides that in the event that we cease the active distribution or licensing of our Visual MainWin® products for more than one year, we will be deemed to have granted to Microsoft a worldwide, exclusive, perpetual, irrevocable, royalty-free license to our Visual MainWin® products.

        The agreement sets out the procedure under which Microsoft may waive the payment of certain royalties by us relating to specific customers. Upon recording revenue from a customer, we accrue the royalties due to Microsoft in product cost of revenues and often apply for a waiver. We recognize a reduction in product cost of revenues when a waiver is approved by Microsoft.

        In December 2003, we entered into an independent contractor agreement with Microsoft. In accordance with this agreement, Microsoft agreed to offset the value of the services we performed under the independent contractor agreement from accrued royalties of up to $1,605,000. During the year ended December 31, 2005, we accrued royalties due to Microsoft of $485,000, and recognized credits (reductions to expense) related to waivers and to services performed of $18,000 and $52,000, respectively.

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

        Services Agreement with SDC Udvikling

        In October 2002, we entered into a services agreement with an affiliated company of SDC, named SDC Udvikling A/S, for the provision of IT development services related to our tool, AppBuilder. Under the agreement, SDC Udvikling has been purchasing from us various services pursuant to specific amendments to the agreement and purchase orders signed from time to time. SDC Udvikling accounted for 17% and 15% of our revenues in 2005 and 2004.

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

        Nonresidents of Israel may freely hold and trade our securities pursuant to the general permit issued under the Israeli Currency Control Law, 1978. Neither our memorandum of association nor the laws of the State of Israel restrict in any way the ownership of our ordinary shares by nonresidents, except that these restrictions may exist with respect to citizens of countries that are in a state of war with Israel.

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

        Tax Consequences Regarding Disposition of Our Ordinary Shares

        In general, Israel imposes capital gains tax on the sale of capital assets, including shares of Israeli companies by both Israeli residents and non-Israeli resident shareholders, unless a specific exemption is available or unless a tax treaty between Israel and the shareholders’ country of residence provide otherwise. Shareholders that are not Israeli residents are generally exempt from Israeli capital gains tax on any gain derived from the sale of our ordinary shares, provided that (i) such shareholders did not acquire the shares prior to our initial public offering; and (ii) such gains did not derive from a permanent establishment of such shareholders in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if an Israeli resident (a) has a controlling interest of 25% or more in such non-Israeli corporation; or (b) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

        In certain instances where our non-Israeli shareholders may be liable to Israeli tax on the sale of our ordinary shares, the payment of the consideration may be subject to Israeli withholding tax.

        In addition, in the case when the sale, exchange or disposition of our ordinary shares by shareholders who are U.S. residents (within the meaning of the U.S.-Israel Tax Treaty) holding the ordinary shares as a capital asset will be also exempt from Israeli capital gains tax under the U.S.-Israel Tax Treaty, unless, either (i) the shareholders hold, directly or indirectly, shares representing 10% or more of our voting shares during any part of the 12-month period preceding such sale, exchange or disposition; or (ii) the capital gains arising from such sale, exchange or disposition are attributable to a permanent establishment of the shareholders located in Israel. In such case, the shareholders would be subject to Israeli capital gain tax, to the extent applicable, as mentioned above. However, under the U.S.-Israel Tax Treaty, the U.S. resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed on the sale, exchange or disposition, subject to the limitation in the U.S. law applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

        Taxes Applicable to Dividends

        Nonresidents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 20% or 15% for dividends or income generated by an approved enterprise, which tax will be withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

        However, the tax rate on dividends paid to a “substantial shareholder” (which is someone who alone, or together with another person, holds, directly or indirectly, at least 10% in one or all of any of the means of control in the corporation) is 25%.

        Under Israeli tax law, a distribution of dividends from income attributable to an Approved Enterprise will be subject to tax in Israel at the rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years (but the 12-year limitation does not apply to a Foreign Investors Company). Any distribution of dividends from income that is not attributable to an Approved Enterprise after January 1, 2006, will be subject to tax in Israel at the rate of 20%.

        Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (within the meaning of the U.S.-Israel Tax Treaty) is 25%. However, dividends paid from income derived from our Approved Enterprise are subject to withholding at the rate of 15%, although we cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability according to the U.S.-Israel Tax Treaty. Furthermore, the maximum rate of withholding tax on dividends, not generated by our Approved Enterprise, that are paid to a U.S. corporation holding 10% or more of our outstanding voting capital during the part of the tax year that precedes the date of the payment of the dividend and during the whole of its prior tax year, is 12.5%. This reduced rate will not apply if more than 25% of our gross income consists of interest or dividends, other than dividends or interest received from a subsidiary corporation 50% or more of the outstanding shares of the voting shares of which are owned by the company.

        A nonresident of Israel who receives dividends with respect of which tax was fully paid, is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

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

        Taxation of Distributions on the Ordinary Shares

        We have never paid dividends, and currently do not intend to pay dividends in the future. If we make distributions in the future, the amount of the distribution with respect to the ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any Israeli taxes withheld as described above under ’Taxation – Israeli Taxation.” Subject to the discussion below under “Tax Consequences if We are a Passive Foreign Investment Company,” a distribution paid by us with respect to our ordinary shares to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15%), provided that such dividends meet the requirements of “qualified dividend income.” Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the exdividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a noncorporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

        The amount of any distribution that exceeds the amount treated as a dividend will be treated first as a nontaxable return of capital, reducing the U.S. holder’s tax basis in its ordinary shares to the extent thereof, and then as capital gain from the deemed disposition of the ordinary shares. Corporate holders will not be allowed a deduction for dividends received in respect of the ordinary shares.

        Dividends paid by us in NIS will be included in the income of U.S. holders at the dollar amount of the dividend (including any Israeli taxes withheld there from), based upon the spot rate of exchange in effect on the date the distribution is included in income. U.S. holders will have a tax basis in NIS for U.S. federal income tax purposes equal to that dollar value. Any subsequent gain or loss in respect of NIS arising from exchange rate fluctuations will generally be taxable as U.S. source ordinary income or loss.

        Subject to the limitations set forth in the Code and the Treasury regulations there under, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the Israeli income tax withheld from dividends received in respect of the ordinary shares. The limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us will be foreign source “passive income” for U.S. foreign tax credit purposes or, in the case of a financial services entity, “financial services income.” U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the Israeli income tax withheld if they itemize deductions. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit. A U.S. holder will be denied a foreign tax credit for Israeli income tax withheld from a dividend received on the ordinary shares (i) if the U.S. holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date that is 15 days before the ex-dividend date with respect to such dividend or (ii) to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period.

        Taxation on Disposition of the Ordinary Shares

        Subject to the discussion below under “Tax Consequences if We are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in the ordinary shares. The gain or loss recognized on the disposition will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the disposition. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

        A U.S. holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss. A U.S. holder may avoid realizing foreign currency gain or loss by electing to use the settlement date to determine the proceeds of sale for purposes of calculating the foreign currency gain or loss. In addition, a U.S. holder that receives foreign currency upon the disposition of ordinary shares and converts the foreign currency into dollars after the settlement date or trade date (whichever date the U.S. holder is required to use to calculate the value of the proceeds of sale) will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

        Tax Consequences If We Are a Passive Foreign Investment Company

        We will be a passive foreign investment company, or PFIC, for a taxable year if either (1) 75% or more of our gross income in the taxable year is passive income; or (2) 50% or more of the value, determined on the basis of a quarterly average, of our assets in the taxable year produce, or are held for the production of, passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s income. We believe that in 2005 we were not a PFIC and currently we expect that we will not be a PFIC in 2006. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including the value of our assets and the amount and type of our gross income. Therefore, there can be no assurance that we will not become a PFIC for the current fiscal year ending December 31, 2006 or in a future year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year.

If we are a PFIC, a U.S. holder must determine under which of three alternative taxing regimes it wishes to be taxed:

—	The “QEF” regime applies if the U.S. holder elects to treat us as a “qualified electing fund” (“QEF”) for the first taxable year in which the U.S. holder owns our ordinary shares or in which we are a PFIC, whichever is later, and if we comply with certain reporting requirements. If the QEF regime applies, then each year that we are a PFIC such U.S. holder will include in its gross income a proportionate share of our ordinary earnings (which is taxed as ordinary income) and net capital gain (which is taxed as long-term capital gain), subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. These amounts would be included in income by an electing U.S. holder for its taxable year in which our taxable year ends, whether or not such amounts are actually distributed to the U.S. holder. A U.S. holder’s basis in our ordinary shares for which a QEF election has been made would be increased to reflect the amount of any taxed but undistributed income. Generally, a QEF election allows an electing U.S. holder to treat any gain realized on the disposition of his ordinary shares as capital gain.

Once made, the QEF election applies to all subsequent taxable years of the U.S. holder in which it holds our ordinary shares and for which we are a PFIC, and can be revoked only with the consent of the Internal Revenue Service. The QEF election is made by attaching a completed Internal Revenue Service Form 8621, including the PFIC annual information statement, to a timely filed United States federal income tax return. Even if a QEF election is not made, a U.S. person who is a shareholder in a PFIC must file a completed Internal Revenue Service Form 8621 every year. If we believe we are or will become a PFIC, we will determine whether we will comply with the reporting requirements that would enable holders to make a QEF election. If a QEF election is made after the first taxable year in which a U.S. holder holds our ordinary shares and we are a PFIC, then special rules would apply.

—	A second regime, the “mark-to-market” regime, may be elected so long as our ordinary shares are marketable stock. Pursuant to this regime, an electing U.S. holder’s ordinary shares are marked-to-market each year and the U.S. holder recognizes as ordinary income or loss an amount equal to the difference as of the close of the taxable year between the fair market value of our ordinary shares and the U.S. holder’s adjusted tax basis therein. Losses are allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. An electing U.S. holder’s adjusted basis in our ordinary shares is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election.

Under the mark-to-market election, gain on the sale of our ordinary shares is treated as ordinary income, and loss on the sale of our ordinary shares, to the extent the amount of loss does not exceed the net mark-to-market gain previously included, is treated as ordinary loss. The mark-to-market election applies to the tax year for which the election is made and all subsequent tax years, unless the ordinary shares cease to be marketable or the Internal Revenue Service consents to the revocation of the election.

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

A U.S. person who inherits shares in a foreign corporation that was a PFIC in the hands of the decedent (who did not make a QEF election described above), is denied the otherwise available step-up in the tax basis of such shares to fair market value at the date of death. The U.S. person steps into the shoes of the decedent and will be subject to the rules described above.

        U.S. holders are urged to consult their tax advisors regarding the application of the PFIC rules, including eligibility for and the manner and advisability of making, the QEF election or the mark-to-market election.

        Information Reporting and Backup Withholding

        A U.S. holder generally is subject to information reporting and may be subject to backup withholding at a rate of up to 28% with respect to dividend payments and receipt of the proceeds from the disposition of the ordinary shares. Backup withholding will not apply with respect to payments made to exempt recipients, including corporations and tax-exempt organizations, or if a U.S. holder provides correct taxpayer identification number (or certifies that he has applied for a taxpayer identification number), certifies that such holder is not subject to backup withholding or otherwise establishes an exemption. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder, or alternatively, the U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the Internal Revenue Service.

        Non-U.S. holders of Ordinary Shares

        Except as provided below, a non-U.S. holder of ordinary shares (except certain former U.S. citizens and long-term residents of the United States) will not be subject to U.S. federal income or withholding tax on the receipt of dividends on, and the proceeds from the disposition of, an ordinary share, unless that item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country that has an income tax treaty with the United States, that item is attributable to a permanent establishment in the United States or, in the case of an individual, a fixed place of business in the United States. In addition, gain recognized by an individual non-U.S. holder will be subject to tax in the United States if the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and other conditions are met.

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

        BluePhoenix is subject to the reporting requirements of the Exchange Act of 1934, as amended, that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file with the SEC reports, including annual reports on Form 20-F by June 30 each year. In addition, we file interim financial information on Form 6-K on a quarterly basis. We also furnish to the SEC under cover of Form 6-K certain other material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders. You may inspect without charge and copy at prescribed rates such material at the public reference facilities maintained by the SEC, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

        The SEC maintains an Internet site at http://www.sec.gov that contains reports and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system. BluePhoenix began filing through the EDGAR system beginning on November 14, 2002.

        BluePhoenix’s ordinary shares are quoted on the NASDAQ National Market. You may inspect reports and other information concerning BluePhoenix at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.E., Washington, D.C. 20006. You may also find our reports filed with the ISA on the Magna site whose address is http://www.magna.isa.gov.il.

        Our Internet address is http://www.bphx.com. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        In light of the nature of our activities, we invest our cash and cash equivalents, in short-term time deposits. As of December 31, 2005, we invested substantially all of the cash we held in dollars, euro and DKK currency accounts. In addition, we had outstanding loans in dollars, euro and NIS. Fluctuations in foreign currency exchange rates, such as euro or NIS versus the dollar may have a negative impact on our operating results and financial condition. Accordingly, the interest rates that we pay may also have a major impact on our financial expenses. Our interest expenses are most sensitive to the changes in the London Interbank Offered Rate (LIBOR) since most of our borrowings are linked to the LIBOR. As of December 31, 2005, we had approximately $11.9 million in outstanding loans linked to the LIBOR. Depending upon the circumstances, we enter from time to time into currency and interest options and forward transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar versus any other applicable foreign currencies, and the changes in the LIBOR.

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

Policy of Preapproval of Audit and Non-Audit Services of Independent Auditors

        Our audit committee is responsible for the oversight of our independent auditor’s work. The audit committee’s policy is to preapprove all audit and non-audit services provided by Ziv Haft independent registered public accounting BDO member firm. These services may include audit services, audit-related services, tax services and other services, as further described below. The audit committee sets forth the basis for its preapproval in detail, listing the particular services or categories of services that are preapproved, and setting forth a specific budget for such services. Additional services may be preapproved by the audit committee on an individual basis. Once services have been preapproved, Ziv Haft independent registered public accountant BDO member firm and our management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable preapproval, and regarding the fees for the services performed.

Principal Accountant Fees and Services

        BluePhoenix paid the following fees for professional services rendered by Ziv Haft independent registered certified public accountants (Isr.) and other BDO member firm, for the years ended December 31, 2004 and 2005:

	2005	2004
	($ in thousands)

Audit Fees	$266	$260
Audit-Related Fees	-	100
Tax Fees	73	65
All Other Fees	-	-

Total	$339	$425

        The audit fees for the years ended December 31, 2005 and 2004 were for professional services rendered for the audits of our annual consolidated financial statements, review of our consolidated quarterly financial statements, statutory audits of BluePhoenix and its subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC.

        The audit-related fees for the year ended December 31, 2004 were for assurance and related services in connection with acquisitions, issuance of convertible debentures and related warrants and review of our registration statement by the SEC.

        Tax fees for the years ended December 31, 2005 and 2004 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

P A R T III

ITEM 17.	FINANCIAL STATEMENTS

        We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.

1.1	English translation of the Memorandum of Association as amended on July 23, 2003(1)

1.2	Articles of Association as amended on December 27, 2005

4.1	Cooperation agreement dated August 10, 1999, between ForSoft Ltd. and the Registrant (English summary accompanied by Hebrew original) (2)

4.2	Agreement dated June 12, 2003, among the Registrant, the owners of all of the issued and outstanding common stock of IntraComp Group Incorporated (3)

4.3	Agreement dated January 11, 2001 among the Registrant, the Israel Mezzanine Fund L.P., The Israel Mezzanine Fund, The Jordan (Bermuda) Investment Company Ltd.(4)

4.4	Amendment dated August 7, 2003 to agreement among the Registrant, the Israel Mezzanine Fund L.P., The Israel Mezzanine Fund and The Jordan (Bermuda) Investment Company Ltd. dated January 11, 2001 (5)

4.5	Share Purchase Agreement dated March 30, 2004, among the Registrant and four institutional investors in connection with a $5 million private placement(6)

4.6	Amendment dated February 18, 2005 to Share Purchase Agreement among the Registrant and four institutional investors in connection with a $5 million private placement(6)

Exhibit No.

4.7	Registration Rights Agreement dated March 30, 2004, among the Registrant and four institutional investors in connection with a $5 million private placement(6)

4.8	Share Exchange Agreement dated October 13, 2002 among the Registrant, Formula Systems (1985) and certain shareholders of Liraz Systems Ltd.(3)

4.9	The 1996 Share Option Plan – Part One, as amended on January 28, 1997, December 5, 1999, December 18, 2000, December 26, 2000 and August 6, 2003(5)

4.10	Agreement dated January 1, 1996 among the Registrant and Argotec Ltd.(7)

4.11	Form of voting agreement dated September 30, 1996 between Argotec Ltd. and each of Dan Goldstein and Gad Goldstein(7)

4.12	English translation of Loan Agreement between Liraz Systems Ltd. and Arie Kilman dated April 2000 as amended by the Addendum dated April 2002(5)

4.13	Form of Indemnification Letter dated December 27, 2005 between the Registrant and certain office holders

4.14	Summary of credit line Letter Agreement between the Registrant and Bank Leumi Le'Israel Ltd.(5)

4.15	Master Services Agreement between BluePhoenix Solutions Nordic AS and SDC Udvikling A/S dated October 1, 2002

8	List of Subsidiaries

12.1	Certification of the Chief Executive Officer pursuant toss.302 of the Sarbanes-Oxley Act

12.2	Certification of the Chief Financial Officer pursuant toss.302 of the Sarbanes-Oxley Act

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C.ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C.ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act

15	Consent of Ziv Haft registered certified public accountants (Isr.) BDO member firm

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

(5) Incorporated by reference to the Registrant annual report on Form 20-F filed with the Securities and Exchange Commission on June 1, 2004, as amended on November 9, 2004.

(6) Incorporated by reference to the Registration Statement on Form F-3 filed with the Securities and Exchange Commission on June 1, 2004, as amended on November 9, 2004 and on February 18, 2005.

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

BLUEPHOENIX SOLUTIONS LTD. (Registrant) BY: /S/ Iris Yahal —————————————— Iris Yahal Chief Financial Officer

Date: March 27, 2006

EXHIBIT INDEX

Exhibit No.

1.1	English translation of the Memorandum of Association as amended on July 23, 2003(1)

1.2	Articles of Association as amended on December 27, 2005

4.1	Cooperation agreement dated August 10, 1999, between ForSoft Ltd. and the Registrant (English summary accompanied by Hebrew original) (2)

4.2	Agreement dated June 12, 2003, among the Registrant, the owners of all of the issued and outstanding common stock of IntraComp Group Incorporated (3)

4.3	Agreement dated January 11, 2001 among the Registrant, the Israel Mezzanine Fund L.P., The Israel Mezzanine Fund, The Jordan (Bermuda) Investment Company Ltd.(4)

4.4	Amendment dated August 7, 2003 to agreement among the Registrant, the Israel Mezzanine Fund L.P., The Israel Mezzanine Fund and The Jordan (Bermuda) Investment Company Ltd. dated January 11, 2001 (5)

4.5	Share Purchase Agreement dated March 30, 2004, among the Registrant and four institutional investors in connection with a $5 million private placement(6)

4.6	Amendment dated February 18, 2005 to Share Purchase Agreement among the Registrant and four institutional investors in connection with a $5 million private placement(6)

4.7	Registration Rights Agreement dated March 30, 2004, among the Registrant and four institutional investors in connection with a $5 million private placement(6)

4.8	Share Exchange Agreement dated October 13, 2002 among the Registrant, Formula Systems (1985) and certain shareholders of Liraz Systems Ltd.(3)

4.9	The 1996 Share Option Plan – Part One, as amended on January 28, 1997, December 5, 1999, December 18, 2000, December 26, 2000 and August 6, 2003(5)

4.10	Agreement dated January 1, 1996 among the Registrant and Argotec Ltd.(7)

4.11	Form of voting agreement dated September 30, 1996 between Argotec Ltd. and each of Dan Goldstein and Gad Goldstein(7)

4.12	English translation of Loan Agreement between Liraz Systems Ltd. and Arie Kilman dated April 2000 as amended by the Addendum dated April 2002(5)

2

Exhibit No.

4.13	Form of Indemnification Letter dated December 27, 2005 between the Registrant and certain office holders

4.14	Summary of credit line Letter Agreement between the Registrant and Bank Leumi Le'Israel Ltd.(5)

4.15	Master Services Agreement between BluePhoenix Solutions Nordic AS and SDC Udvikling A/S dated October 1, 2002

8	List of Subsidiaries

12.1	Certification of the Chief Executive Officer pursuant toss.302 of the Sarbanes-Oxley Act

12.2	Certification of the Chief Financial Officer pursuant toss.302 of the Sarbanes-Oxley Act

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C.ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C.ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act

15	Consent of Ziv Haft registered certified public accountants (Isr.) BDO member firm

(1) the Securities and Exchange Commission on December 24, 1996.

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

(5) Incorporated by reference to the Registrant annual report on Form 20-F filed with the Securities and Exchange Commission on June 1, 2004, as amended on November 9, 2004.

(6) Incorporated by reference to the Registration Statement on Form F-3 filed with the Securities and Exchange Commission on June 1, 2004, as amended on November 9, 2004 and on February 18, 2005.

(7) Incorporated by reference to Amendment No. 1 to the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on January 28, 1997.

3

BLUEPHOENIX SOLUTIONS LTD.
(An Israeli Corporation)
2005 Annual Report

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

2005 CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars ($).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

BLUEPHOENIX SOLUTIONS LTD.

We have audited the accompanying consolidated balance sheets of BluePhoenix Solutions Ltd. (the “Company”) and its subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated results of its operations and cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.

As discussed more fully in Note 11A1, there were public reports in early 2004 that Microsoft source code was leaked to the Internet, with source traces coming from the Company’s subsidiary. While the Company’s subsidiary believes its relationship with Microsoft will continue on terms acceptable to the Company’s subsidiary, a change in the relationship could materially adversely affect the Company’s subsidiary’s business, results of operations, and financial condition.

Tel Aviv, Israel
March 27, 2006

Ziv Haft
Certified Public Accountants (Isr.)
BDO Member Firm

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

CONSOLIDATED BALANCE SHEETS

	December 31,

	2005	2004

	(in thousands)

ASSETS
CURRENT ASSETS (Note 13):
Cash and cash equivalents	$10,791	$9,363
Marketable securities	-	177
Trade accounts receivable (Note 15A1)	18,143	15,814
Other current assets (Note 15A2)	2,495	2,567

Total current assets	31,429	27,921

INVESTMENTS IN AFFILIATES AND OTHER COMPANIES (Note 3)	370	-

PROPERTY AND EQUIPMENT, NET (Note 4, 15D2)
Cost	11,465	10,614
Less - accumulated depreciation	9,305	7,921

	2,160	2,693

GOODWILL (Note 5)	38,832	37,090

SOFTWARE DEVELOPMENT COSTS AND OTHER (Note 6)	26,900	23,178

Total assets	$99,691	$90,882

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES (Note 13):
Short-term bank credit and others (Note 7)	$14,095	$7,214
Accounts payable and accruals:
Trade	3,088	4,382
Deferred revenue	2,776	2,583
Other (Note 15A3)	6,924	7,385

Total current liabilities	26,883	21,564

LONG-TERM LIABILITIES:
Convertible debentures (Note 12B4)	4,342	5,149
Accrued severance pay, net (Note 8)	1,309	1,160
Provision for losses in formerly-consolidated subsidiary (Note 9)	1,971	1,971
Loans from banks and others (Note 10)	8,389	7,537

Total long-term liabilities	16,011	15,817

MINORITY INTEREST	5,031	4,870

COMMITMENTS AND CONTINGENCIES (Note 11)
SHAREHOLDERS’ EQUITY (Note 12):
Share capital - ordinary shares of NIS 0.01 par value (authorized: December 31, 2005 and 2004 - 30,000,000 shares; issued: December 31, 2005 15,430,403 shares; December 31, 2004 - 15,420,104 shares)	31	31
Capital surplus	56,205	54,953
Accumulated other comprehensive loss	(1,537)	(1,631)
Retained earnings	11,775	9,986

	66,474	63,339

Cost of 1,870,565 Company shares held by subsidiaries	(14,708)	(14,708)

Total shareholders’ equity	51,766	48,631

Total liabilities and shareholders’ equity	$99,691	$90,882

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,

	2005	2004	2003

	(in thousands, except per share data)

Revenues (Note 15D1)	$58,947	$57,186	$54,340
Cost of revenues	25,379	24,253	24,115

Gross profit	33,568	32,933	30,225
Software development costs, net	8,006	8,055	8,138
Selling, general, and administrative expenses	21,611	21,388	20,140

Operating income	3,951	3,490	1,947
Financial income (expenses), net (Note 15B2)	(1,978)	(882)	165
Gain on realization of shareholdings (Note 15B3)	-	112	376
Other income, net (Note 15B4)	104	975	567

Income before taxes on income	2,077	3,695	3,055
Taxes on income (Note 14)	149	260	152

	1,928	3,435	2,903
Share in losses of affiliated companies, net	-	(516)	(898)
Minority interest in profits of subsidiaries	(139)	(73)	(154)

Net income	$1,789	$2,846	$1,851

Earnings per share (Note 15C):

Basic	$0.13	$0.21	$0.14

Diluted	$0.13	$0.21	$0.14

Weighted average number of shares outstanding (Note 15C):

Basic	13,557	13,523	13,451

Diluted	13,960	14,679	13,644

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital

	Number of shares	Par value	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Cost of Company shares held by subsidiaries	Total

	(in thousands, except shares)

Balance at December 31, 2002	13,449,009	$30	$54,329	$1,781	$5,289	$(14,708)	$46,721
Changes during 2003:
Components of comprehensive income:
Net income	-	-	-	-	1,851	-	1,851
Currency translation adjustments	-	-	-	(3,257)	-	-	(3,257)

Total comprehensive loss							(1,406)

Exercise of employee share options	35,267	-	83	-	-	-	83

Balance at December 31, 2003	13,484,276	30	54,412	(1,476)	7,140	(14,708)	45,398
Changes during 2004:
Components of comprehensive income:
Net income	-	-	-	-	2,846	-	2,846
Currency translation adjustments	-	-	-	(155)	-	-	(155)

Total comprehensive income							2,691

Issuance of shares (Note 2E)	31,496	1	199	-	-	-	200
Issuance of options	-	-	48	-	-	-	48
Beneficial conversion features	-	-	173	-	-	-	173
Exercise of employee share options	33,767	-	121	-	-	-	121

Balance at December 31, 2004	13,549,539	31	54,953	(1,631)	9,986	(14,708)	48,631
Changes during 2005:
Components of comprehensive income:
Net income	-	-	-	-	1,789	-	1,789
Currency translation adjustments	-	-	-	94	-	-	94

Total comprehensive income							1,883

Issuance of options	-	-	48	-	-	-	48
Change in fair value of a conversion feature upon modification	-	-	325	-	-	-	325
Classification of warrants to equity	-	-	848	-	-	-	848
Exercise of employee share options	10,299	-	31	-	-	-	31

Balance at December 31, 2005	13,559,838	$31	$56,205	$(1,537)	$11,775	$(14,708)	$51,766

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,

	2005	2004	2003

	(in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,789	$2,846	$1,851
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interests in profits of subsidiaries	139	73	154
Share in losses of affiliated companies, net	-	516	898
Depreciation and amortization	7,001	4,430	3,910
Increase (decrease) in accrued severance pay, net	(343)	(362)	96
Loss (gain) on sale of property and equipment	(35)	14	31
Gain on realization of shareholdings and expiration of options	-	(112)	(451)
Write-down of loans to an investee	-	-	350
Write-down of shareholdings in an investee	-	-	100
Change in value of long term-loans and liabilities	410	275	(92)

Decrease of provision for losses in formerly consolidated subsidiary	-	-	(541)
Deferred income taxes, net	58	(104)	513
Changes in operating assets and liabilities:
Decrease in marketable securities	177	600	234
Increase in trade receivables	(1,221)	(2,011)	(2,022)
Decrease (increase) in other current assets	544	(335)	647
Increase (decrease) in trade payables	(1,939)	437	(193)
Decrease in other accounts payable	(1,388)	(5,138)	(3,027)

Net cash provided by operating activities	5,192	1,129	2,458

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(700)	(1,118)	(867)
Proceeds from sale of property and equipment	277	203	157
Investment in and loans to affiliated and other companies	(370)	(97)	(1,140)
Repayment of loan	-	68	-
Proceeds from sale of investments	-	2,777	376
Capitalization of software development and other costs	(8,117)	(7,117)	(3,159)
Purchase of minority interest in subsidiaries	(180)	-	(2,730)
Investment in newly-consolidated subsidiaries (Appendix A)	(1,343)	(95)	-
Realization of investment in previously-consolidated subsidiaries (Appendix B)	-	-	(152)

Net cash used in investing activities	(10,433)	(5,379)	(7,515)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term bank credit, net	153	(2,350)	495
Repayment of long-term loans	(542)	(2,063)	-
Receipt of long-term loans	7,003	2,443	-
Issuance in a subsidiary to minority shareholders	-	-	313
Issuance of convertible debentures and warrants	-	5,000	-
Debentures issuance expense	-	(643)	-
Exercise of employee share options	31	121	83

Net cash provided by financing activities	6,645	2,508	891

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH	24	-	(35)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,428	(1,742)	(4,201)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	9,363	11,105	15,306

CASH AND CASH EQUIVALENTS AT END OF YEAR	$10,791	$9,363	$11,105

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,

	2005	2004	2003

	(in thousands)

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Income taxes	$1,221	$1,316	$415
Interest	$864	$443	$537

APPENDIX A – INVESTMENT IN NEWLY-CONSOLIDATED SUBSIDIARIES:

	Year ended December 31,

	2005	2004	2003

	(in thousands)

Working capital, other than cash	$105	$2,631	$-
Investment in and loans to affiliated Company	-	27	-
Property and equipment	(100)	(373)	-
Minority interest	-	98	-
Customer related intangible assets and other	(564)	(425)	-
Goodwill	-	(283)	-
Capitalized software development costs	(1,158)	(6,056)	-
Non-current liabilities	374	4,086	-
Company shares issued upon acquisition	-	200	-

Net cash used in acquisition	$(1,343)	$(95)	$-

APPENDIX B – REALIZATION OF PREVIOUSLY-CONSOLIDATED SUBSIDIARIES:

	Year ended December 31,

	2005	2004	2003

	(in thousands)

Working capital, other than cash	$-	$-	$226
Investment in and loans to affiliated Company	-	-	(2,613)
Property and equipment	-	-	145
Other assets	-	-	49
Minority interest	-	-	21
Goodwill	-	-	2,132
Severance pay	-	-	(112)

Total	$-	$-	$(152)

APPENDIX C – NON-CASH ACTIVITIES:

	Year ended December 31,

	2005	2004	2003

	(in thousands)

Purchase of technology from an affiliate offset against an outstanding loan that was given to the affiliate	$-	$-	$1,917
Investment in subsidiaries	$1,577	-	-
Purchase of minority interest in subsidiaries	$100	-	-

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 –	Summary of Significant Accounting Policies:

A.	General:

The significant accounting policies, applied on a consistent basis, are as follows:

	1.	The Company:

a)

BluePhoenix Solutions Ltd. (“BluePhoenix”) (together with its subsidiaries, the “Company”) is an Israeli corporation, which operates in one reportable operating business segment enterprise IT modernization solutions. The Company develops and markets software tools and provides consulting services for efficient modernization of legacy systems and cross-platform migration. The Company manages its business in various international markets through several entities, including its wholly-owned subsidiaries located in: USA, UK, Denmark, Germany, Italy, Netherlands, Cyprus, Romania, and Israel. Listed below are details relating to BluePhoenix’s major subsidiaries:

	Shareholding percentage		State of incorporation

Name	2005	2004

	%

Subsidiaries:
BluePhoenix Solutions B.V. *	100	100	Netherlands
BluePhoenix Solutions Nordic Aps *	100	100	Denmark
Advanced Systems Europe B.V. *	100	100	Netherlands
Liraz Systems Ltd. (“Liraz”)	100	100	Israel
Mainsoft Corporation (“Mainsoft”)	58	58	USA
Outlook & BluePhoenix Ltd.	100	100	Israel
Liacom Ltd.	51	51	Israel
I-Ter/Informatica & Territorio S.P.A	100	-	Italy

* Indirectly through Liraz

	b)	In July 2003, the name of the Company was changed from “Crystal Systems Solutions Ltd.” to “BluePhoenix Solutions Ltd.”

2.	Principal Shareholder:

Formula Systems (1985) Ltd. (“Formula”) owns 59.2% of the Company’s shares as of December 31, 2005.

3.	Accounting Principles:

The consolidated financial statements are prepared in accordance with accounting principles generally accepted (“GAAP”) in the United States.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 –	Summary of Significant Accounting Policies (cont.):

A.	General (cont.):

	4.	Functional Currency:

The currency of the primary economic environment in which the operations of the Company and most of its subsidiaries are conducted is the U.S. dollar (“dollar”). Most of the Company’s sales are made outside of Israel (see Note 15D1 for export sales by geographic areas) and are denominated in dollars. In addition, a substantial portion of the Company’s costs are incurred in dollars. Thus, the functional and reporting currency of the Company is considered to be the dollar. During the first quarter of 2003, some of the subsidiaries changed their functional currency from euro to U.S. dollar, which caused a reduction in the goodwill amount of approximately $3 million.

For consolidated companies whose functional currency is the dollar, transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions reflected in the statements of operations, the exchange rates at transaction dates are used. Amortization and depreciation deriving from non-monetary items are based on historical exchange rates. The resulting transactions gains or losses are included in the statements of operations.

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

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 –	Summary of Significant Accounting Policies (cont.):

B.	Principles of Consolidation:

The consolidated financial statements include the accounts of BluePhoenix and its subsidiaries in which it has a controlling interest, and a certain variable interest entity that the Company is required to consolidate pursuant to Financial Accounting Standards Board Interpretation No. 46 “Consolidation of Variable Interest Entities” as revised in December 2003 (“FIN 46”) – See also Note 2H. Acquisition of subsidiaries is accounted for under the purchase method. All intercompany balances and transactions have been eliminated upon consolidation.

C.	Cash and Cash Equivalents:

Cash equivalents are considered by the Company to be highly-liquid investments, including, inter alia, short-term deposits with banks, the maturity of which did not exceed three months at the time of deposit and which are not restricted.

D.	Provision for Doubtful Accounts:

The provision for doubtful accounts was based on of specific receivables the collection of which, in the opinion of Company’s management, is in doubt. Trade receivables are charged off in the period in which they are deemed to be uncollectible.

E.	Investments:

Investments in affiliates over which the Company exercises significant influence are accounted for under the equity method. Investments in other companies are accounted for under the cost method. Investments in marketable securities are classified as “trading,” and unrealized gains or losses there from are reported in the statement of operations in accordance with the principles set forth in SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities.” Investments are periodically reviewed to determine whether an other-than-temporary impairment in value has occurred, in which case the investment is written down to its fair value.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 –	Summary of Significant Accounting Policies (cont.):

F.	Property and Equipment, Net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over their estimated useful lives. Annual rates of depreciation are as follows:

%

Computers and peripheral equipment	20–33 (mainly 33)
Office furniture and equipment	6–15 (mainly 7)
Leasehold improvements	Over the term of the lease or the life of the assets, whichever is shorter
Motor vehicles	15

G.	Impairment of Long-Lived Assets:

The Company’s long-lived assets are reviewed for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During 2004 and 2005, no impairment losses have been identified.

H.	Goodwill:

In July 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). SFAS No. 142 requires goodwill to be tested for impairment on an annual basis and between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Furthermore, SFAS No. 142 requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 –	Summary of Significant Accounting Policies (cont.):

H.	Goodwill (cont.):

SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The Company adopted SFAS No. 142 effective January 1, 2002. In accordance with SFAS No. 142, the Company ceased amortizing goodwill totaling $15.1 million as of the beginning of 2002. Based on the impairment tests performed during 2003, 2004, and 2005, no impairments losses have been identified. There can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

I.	Software Development Costs:

Development costs of software and products enhancement that are intended for sale, and which were incurred after the establishment of technological feasibility of the relevant product, are capitalized. Technological feasibility is determined when detailed program design is completed and verified in accordance with the provisions of SFAS No. 86 “Accounting for the Cost of Computers Software to Be Sold, Leased or Otherwise Marketed.” Software development costs incurred before technological feasibility is established are charged to the statement of operations as incurred, net of participation of the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the “OCS”).

Amortization of capitalized software development costs begins when the product is available for general release to customers. Annual amortization is computed by the straight-line method, over the remaining useful life of the product, or based on the ratio of current gross revenues to current and anticipated future gross revenues, whichever is higher. Currently, amortization is computed by the straight-line method over a period of five years. During the year ended December 31, 2005, the Company capitalized software development costs aggregating $8.0 million (in 2004: $7.1 million, and in 2003: $3.2 million) and amortized software development costs aggregating $5.1 million (in 2004: $3.1 million, and in 2003: $2.7million) included in cost of revenues.

In the Company management’s estimate, total capitalized costs do not exceed the net realizable value of the software product. In the event that unamortized software development costs exceed the net realizable value of the product, they are written down to net realizable value.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 –	Summary of Significant Accounting Policies (cont.):

J.	Employee Share Options:

At December 31, 2005, the Company has one stock-based employee compensation plan, which is described more fully in Note 12B. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. No stock-based employee compensation cost is charged to income, as all options granted under this plan had an exercise price equal to the market value of the underlying shares on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 of the FASB, “Accounting for Stock-Based Compensation,” to stock-based employee compensation.

	Year ended December 31,

	2005	2004	2003

	(in thousands, except per share data)

Net income as reported	$1,789	$2,846	$1,851

Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	*(1,851)	(624)	(473)

Pro forma net income	$(62)	$2,222	$1,378

Earnings per share:

Basic - as reported	$0.13	$0.21	$0.14

Basic - pro forma	$(0.00)	$0.16	$0.10

Diluted - as reported	$0.13	$0.21	$0.14

Diluted - pro forma	$(0.00)	$0.16	$0.10

* Mainly due to an acceleration of unvested stock options – see also Note 12B1.

K.	Revenue Recognition:

Revenues derived from direct software license agreements are recognized in accordance with Statement of Position (SOP) 97-2 “Software Revenue Recognition” (as amended by SOP 98-4 and SOP 98-9), upon delivery of the software, when collection is probable, the license fee is otherwise fixed or determinable and persuasive evidence of an arrangement exists.

The arrangements that include multiple elements are usually arrangements where the Company sells software products and Post Contract Support (PCS).

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 –	Summary of Significant Accounting Policies (cont.):

K.	Revenue Recognition:

In addition, there are certain arrangements where the Company sells software and consulting services.

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

When a project involves significant production, modification, or customization of software, and for other fixed fee contracts, revenue is generally recognized according to the percentage of completion method, in accordance with the provisions of SOP 81-1 “Accounting for Performance of Construction-Type Contracts.” Under this method, estimated revenue is generally accrued based on costs incurred to date, as a percentage of total updated estimated costs.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 –	Summary of Significant Accounting Policies (cont.):

K.	Revenue Recognition (cont.):

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

Deferred revenue includes unearned amounts received under maintenance contracts and amounts received from customers but not yet recognized as revenues. Payments for maintenance fees are generally made in advance and are nonrefundable.

On December 31, 2005 approximately $7.8 million (on December 31, 2004: $5.1 million) of the accounts receivable balance was unbilled due to the customers payment terms. The Company believes the amount will be collected in one year in accordance with the contract terms.

Management believes that the Company’s revenue recognition policies are in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 101 and SAB 104, “Revenue Recognition in Financial Statements.”

L.	Advertising Costs:

The Company expenses advertising costs as incurred. Advertising costs for the years ended December 31, 2005, 2004, and 2003 were $39, $25, and $26 thousand, respectively.

M.	Gain on Realization of Shareholdings:

Gain on realization of shareholdings includes the results of realization of the Company’s shareholdings in investees arising either from the sale of such shareholdings or from issuance of stock by the investees to third parties, which is recognized in accordance with the provisions of Staff Accounting Bulletin (SAB) No. 51 of the Securities and Exchange Commission. The Company charges such results to statement of operations, provided that the conditions stipulated in SAB 51 for such recognition have been met.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 –	Summary of Significant Accounting Policies (cont.):

N.	Deferred Income Taxes:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This Statement prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, when it’s more likely than not that deferred tax assets will not be realized in the foreseeable future.

O.	Earnings Per Share:

Earnings per share (“EPS”) were computed in accordance with the provisions of SFAS No. 128 of the FASB (“SFAS No. 128”). SFAS No. 128 requires the presentation of both basic and diluted EPS.

Basic net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year.

P.	Financial Instruments:

	1.	Management of credit risks:

Financial instruments that have the potential to expose the Company to credit risks are mainly cash and cash equivalents, marketable securities, bank deposit accounts, and trade receivables.

The Company holds cash and cash equivalents, marketable securities, and deposit accounts at large banks in Israel, the United States, and the Netherlands, thereby substantially reducing the risk of loss.

With respect to trade receivables, the risk is limited due to the nature and size of the entities that constitute the Company’s customer base. The Company assesses the financial position of its customers prior to the engagement with them, and has not encountered material credit difficulties therewith.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 –	Summary of Significant Accounting Policies (cont.):

P.	Financial Instruments (cont):

	2.	Fair value of financial instruments:

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

The Company adopted Statement of Financial Accounting Standards No.130, “Reporting Comprehensive Income” (“SFAS 130”). SFAS 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of general purpose financial statements.

Comprehensive income presented in shareholders’ equity includes, in addition to net income (loss), translation gains and losses of non-dollar currency financial statements of subsidiaries (see also Note 1A4, with respect to the change in the functional currency).

The comprehensive income (loss) for the years ended December 31, 2003, 2004 and 2005 were $(1,406), $2,691 and $1,883 thousand, respectively.

R.	Derivative Instruments:

The Company has adopted Statement of Financial Accounting Standards SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities.” Under the provisions of SFAS 133, all derivatives are recognized on the balance sheet at their fair value. Changes in fair value are recognized periodically in earnings or accumulated other comprehensive income within shareholders’ equity, depending on the intended use of the derivative and whether the derivative has been designated by management as a hedging instrument. Changes in fair value of derivative instruments not designated as hedging instruments are recognized in earnings in the current period.

The Company uses foreign currency options and forward exchange contracts to assist in managing foreign currency exchange rate risk. The Company does not use derivative financial instruments for speculative purposes. These instruments are recognized at fair value, with all changes in fair value recorded in current period earnings, as these transactions have not been designated by management as hedging instruments under SFAS 133. The net gain recognized in earnings during 2005, representing the derivative instruments was $200 thousand. As of December 31, 2005 the Company is obligated to purchase euro 3 million at an average exchange rate of 1.195 euro per dollar.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 –	Summary of Significant Accounting Policies (cont.):

S.	Royalty-Bearing Grants:

Royalty-bearing grants from the Government of Israel and other governmental institutions for funding approved research and development projects, are recognized at the time the Company is entitled to such grants. Such grants are included as a deduction of software development costs. The Company is committed to pay royalties on sales with regard of the funded products of approximately 3% of the generated revenues from such products. These royalties are recognized as incurred as costs of revenues.

T.	Recently Issued Accounting Pronouncements:

In December 2004, the FASB issued FAS No. 123R, “Share Based Payment.” SFAS No. 123R requires that compensation costs related to share based payment transactions to be recognized in the financial statements. In most cases the amount of compensation cost will be measured based on the grant date fair value of the equity or liability issued. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Awards classified, as liabilities will be remeasured to fair value each reporting period. The compensation cost will be recognized over the period that the employee provides service in exchange for the award. Under SFAS No. 123R, the pro forma disclosures previously permitted no longer will be an alternative to financial statements recognition. SFAS No. 123R replaces SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes APB 25, Accounting for Stock Issued to Employees. SFAS No. 123R is effective for public entities as of the beginning of the first interim or annual reporting period that begins after June 15, 2005.

In April 2005, the Securities and Exchange Commission announced the adoption of a new rule that amends the effective date for Statement No. 123R. The new rule does not change any of the accounting provisions.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 –	Summary of Significant Accounting Policies (cont.):

T.	Recently Issued Accounting Pronouncements (cont.):

In March 2005, the SEC issued Staff Accounting Bulletin No.107 (“SAB 107”) regarding the SEC’s interpretation of SFAS 123R and the valuation of share-based payments for public companies. After assessing the potential impact of the provisions of SFAS No. 123R on the consolidated financial statements in fiscal year 2006, the Company decided to minimize its exposure to the accounting pronouncement by accelerating the vesting period of several outstanding unvested options. Effective December 27, 2005, the Company accelerated several outstanding unvested options under its 1996 Share Option Plan so as to be fully-vested as of such date (see Note 12B1). The Company will apply the modified prospective method, which requires that compensation expenses be recorded for all unvested share options upon adoption of SFAS No. 123R. The Company does not expect that the adoption of SFAS No. 123R will have a material impact on its consolidated results of operations and financial condition beginning in 2006.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), which replaces APB Opinion No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements – An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by the Company in the first quarter of fiscal 2006. The Company is currently evaluating the effect that the adoption of SFAS 154 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 –	Summary of Significant Accounting Policies (cont.):

T.	Recently Issued Accounting Pronouncements (cont.):

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP 115-1”), which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 is required to be applied to reporting periods after December 15, 2005 and is required to be adopted by the Company in the first quarter of fiscal 2006. The Company is currently evaluating the effect that the adoption of FSP 115-1 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

The adoption of the following recent accounting pronouncements did not have a material impact on the Company’s results of operations and financial condition.

	•	SFAS No. 153, “Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29,” and

	•	FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143.”

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 –	Certain Transactions:

A.	Mainsoft:

Mainsoft is a developer of software products that extend the productivity of the Visual Studio development environment to the J2EE, Unix, and Linux platforms. Since 1999, the Company has acquired 57.5% of the outstanding share capital of Mainsoft in a series of transactions, for an aggregate consideration of approximately $17.2 million. This holding includes the exercise of a warrant in May 2003, pursuant to which the Company purchased 630,000 shares of Mainsoft for an aggregate of $378 thousand (see also Note 11A1).

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

During the second quarter of 2003, the Company purchased from other shareholders of IntraComp the remaining outstanding share capital of IntraComp for consideration to be calculated based on IntraComp’s cumulative earnings before interest and taxes during the three year period commencing on January 1, 2003. As a result, the Company currently wholly owns IntraComp. Goodwill arising upon acquisition was $191 thousand. Based on the final report of IntraComp’s earnings in the three-year period, the Company did not pay any consideration for the purchase of the remaining share capital.

C.	Liraz:

In November 2002, the Company purchased, through a share exchange transaction, approximately 86% of the outstanding share capital of Liraz Systems Ltd., (“Liraz”) an international software and services Company, developing and marketing AppBuilder, then publicly traded on the Tel Aviv Stock Exchange (“TASE”).

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 –	Certain Transactions (cont.):

C.	Liraz (cont.):

As part of the share exchange transaction, the Company issued to Liraz’s selling shareholders, including Formula, 3,478,624 ordinary shares, constituting an aggregate of 26% of the Company’s outstanding share capital.

The acquisition of Liraz was recorded in the Company’s accounts as follows:

	-	With respect to Liraz shares acquired from Formula – at the carrying value in Formula’s accounts, in the aggregate of $10.0 million.

	-	With respect to Liraz shares acquired from other parties – at the market value of the consideration paid, in the aggregate of $2.9 million.

The market value of the total consideration paid in this acquisition was $8.8 million. The purchase agreement with Liraz shareholders provided for a fixed exchange ratio between Liraz shares and the Company shares. The exchange ratio was based on the average ratio of the Company’s share price to Liraz’s share price in the three months prior to the signing of the agreement between the parties, in October 2002.

In two public tender offers published by the Company in December 2002 and March 2003, the Company purchased additional shares of Liraz representing 9% of the outstanding share capital of Liraz.

In March 2003, pursuant to the provisions of the Israeli Companies Law, the Company purchased the remaining outstanding share capital of Liraz. The total aggregate amount for those purchases was $2.7 million. Following these transactions, the Company currently holds the entire outstanding share capital of Liraz. The total carrying amount of the investment in Liraz following these transactions was $15.6 million. During 2003 and 2004, the Company assimilated and integrated Liraz’s infrastructure, management, personnel, and sales and marketing activities within the Company’s business.

D.	BluePhoenix Solutions Srl (previously known as AlphaTech (2000) Srl):

In December 2002, the Company purchased a 65% controlling interest in AlphaTech (2000) Srl. (“AlphaTech”) from Intercomp for an aggregate consideration of $100 thousand. In February 2005, the Company entered into an agreement with the other shareholder of AlphaTech to purchase for $250 thousand its entire holdings in AlphaTech, which as of such date was equal to 35% of AlphaTech’s outstanding share capital. In 2005, AlphaTech changed its name to BluePhoenix Solutions Srl. BluePhoenix Solutions Srl., a company incorporated in Romania, serves as the Company’s offshore delivery center in Romania.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 –	Certain Transactions (cont.):

E.	CePost:

In January 2004, the Company purchased the entire outstanding share capital of CePost Ltd., an Israeli Company that develops and markets software solutions for electronic document mining, management, and presentation. Pursuant to the purchase agreement, the Company paid $172.5 thousand to the shareholders of CePost and issued to them 31,496 of BluePhoenix ordinary shares, valued at the fair value of $200 thousand. In addition, the Company undertook to pay to the sellers a contingent consideration based on royalties generated from CePost’s revenues in an amount of up to $1.5 million. At its option, the Company may pay the contingent consideration in the form of BluePhoenix ordinary shares.

At acquisition, the Company accounted for the contingent purchase consideration at the minimum level of $120 thousand, in accordance with SFAS No. 141 and will be accounted as an additional cost of the acquired entity. In accordance with the purchase agreement, the Company paid the sellers in 2005 and 2006 advances in an aggregate amount of $45 thousand on account of the contingent consideration. In accordance with CePost results, there was no need to update the contingent purchase consideration.

The fair value assigned to CePost’s technologies was $553 thousand and it is being amortized over a 5-year period.

F.	Outlook:

Effective as of January 2004, the Company acquired from an Israeli Company, Outlook Systems Ltd. through a new wholly-owned subsidiary, Outlook & BluePhoenix Ltd., Outlook Systems’ entire business activities in Israel in the field of software development services. Pursuant to the purchase agreement, the Company hired 31 employees previously employed by Outlook Systems and assumed all the obligations in respect of the purchased activity. These obligations include the extension of a guarantee to a bank with respect to loans in an aggregate amount of $720 thousand plus interest accrued, to be repaid by the Company by February 15, 2007.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 –	Certain Transactions (cont.):

F.	Outlook (cont.):

At acquisition, the Company accounted for the contingent purchase consideration at the minimum level of $720 thousand, in accordance with SFAS No. 141.

The value assigned to the customer related intangible asset amounted to $425 thousand, and it is being amortized over its estimated useful life-currently 6 years.

During 2005, the Company recorded an amount of $1,255 thousand as an additional payment in respect to the contingent purchase consideration, according to Outlook & BluePhoenix’s results, which was allocated to goodwill based upon a purchase price allocation performed by the Company at acquisition date.

In the first quarter of 2006, the Company amended the terms of the purchase agreement with Outlook Systems. Pursuant to the amendment, in lieu of (i) the consideration payable to Outlook Systems under the purchase agreement; and (ii) the Company’s obligation to extend a guarantee on behalf of Outlook Systems, the Company paid Outlook Systems an aggregate amount of $1.3 million. Accordingly, the guarantee extended to a bank with respect to Outlook Systems loans was cancelled. In addition, Outlook Systems received 138,591 BluePhoenix’s ordinary shares. As part of the amendment, the Company undertook to pay Outlook Systems a consideration to be calculated based on Outlook & BluePhoenix Ltd.’s annual earnings before interest and taxes, referred to as EBIT, during the three-year period commencing on July 1, 2005, as follows:

• For an amount of up to $300,000 of the annual EBIT in a each year within the three-year EBIT period, the Company will pay Outlook Systems a consideration equal to 10% of the EBIT;

•

For an amount of annual EBIT in a fiscal year within the three-year EBIT period in excess of $300,000, the Company will pay Outlook Systems an additional consideration equal to 15% of the excessive amount.

G.	Intercomp:

In 1998, the Company invested in Intercomp Ltd., (“Intercomp”), which has developed a set of automated analysis and reengineering tools for legacy COBOL applications. During 2002 and 2003, Intercomp focused its efforts on the development of software tools that comprise a part of the Company’s LogicMiner tool.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 –	Certain Transactions (cont.):

G.	Intercomp (cont.):

In the fourth quarter of 2003, the Company exercised an option to purchase from Intercomp its tool, known as AnalyzeIT, for an aggregate of $1.9 million. In addition, the Company undertook to pay to Intercomp royalties of 25% of the revenues generated from the purchased technology. AnalyzeIT provides an analysis of a legacy application and creates a repository and inventory of the application’s components and the relationship between them, presented graphically and in reports. The technology is being amortized over a 5-year period. In connection with the purchase of Intercomp’s technology, the Company assumed the rights and obligations of Intercomp under the distribution agreement described below.

In March 2004, the Company exercised an option granted effective as of January 2004, to purchase from a former shareholder of Intercomp all of his holdings in Intercomp, consisting of 18.5% of the outstanding share capital of Intercomp. In consideration, the Company issued to the selling shareholder warrants to purchase 5,000 of BluePhoenix ordinary shares, at an exercise price of $20 per share, which expired on October 25, 2005 and were not exercised. As part of the transaction with the former shareholder, certain shareholders of Intercomp, holding 2.1% of Intercomp’s outstanding share capital, transferred their holdings in Intercomp to the Company. In addition, the remaining shareholders of Intercomp comprised of several funds acting through their general partner, Israel Infinity Venture Capital Partners Ltd., referred to as Infinity, converted certain outstanding loans owed to it by Intercomp into 7,236 shares of Intercomp at a price of $162.70 per share. Following these transactions, the Company’s holdings in Intercomp increased from 49% to approximately 62%. Since the end of the first quarter of 2004, the Company consolidates the results of operations of Intercomp.

Concurrently with the grant by the former shareholder of the option to purchase from him his holdings in Intercomp, Intercomp granted nonexclusive rights to a distributor partially owned by the former shareholder, to further develop and distribute Intercomp’s products.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 –	Certain Transactions (cont.):

G.	Intercomp (cont.):

In April 2004, Infinity granted the Company a call option to purchase its entire holding in Intercomp, exercisable until April 1, 2006. If the Company does not exercise such option, Infinity will have a put option to cause the Company to purchase Infinity’s entire holdings in Intercomp, exercisable during a period of six-month commencing in April 2006 (see Note 12B3).

In the first quarter of 2006, First Israel Mezzanine Investors Ltd., known as FIMI, a creditor of Intercomp, has completed exercising a put option to sell the Company convertible promissory notes issued by Intercomp, in an aggregate principal amount of $3.5 million (see Note 12B2).

H.	M.S.I. MultiConn Solutions and MultiConn Technologies:

In 1999, the Company acquired 51% of the outstanding share capital of M.S.I. MultiConn Solutions International (1995) Ltd. (“M.S.I. MultiConn”). M.S.I. MultiConn’s results of operations were consolidated in the Company’s financial statements beginning with the third quarter of 1999. In 2000, the Company increased its holding in M.S.I. MultiConn to 60%.

Since the first quarter of 2003, the Company recorded its investment in M.S.I. MultiConn under the equity method and did not consolidate its results of operations, due to lack of control. Effective as of January 2004, the other shareholders of M.S.I. MultiConn transferred their entire holdings in M.S.I MultiConn to the Company. Following this transaction, the Company assumed control over the daily management of M.S.I. MultiConn. The Company currently wholly owns the entire share capital of M.S.I MultiConn and finances its activities. Effective as of the first quarter of 2004, M.S.I. MultiConn’s results are consolidated with the Company’s results.

In 2000, the Company established together with the other shareholders of M.S.I. MultiConn a company named MultiConn Technologies Ltd. and initially owned 19% of its share capital.

MultiConn Technologies develops and markets WS4Legacy.

In 2002, the Company increased its holdings in MultiConn Technologies to 60% in 2002. In 2003, the Company wrote down $350 thousand out of $1.1 million related to loans granted to MultiConn Technologies since it was probable that the Company will be not be able to collect all amounts due.

Since the first quarter of 2003, the Company has recorded the investment under the equity method and did not consolidate the results of operation of MultiConn Technologies, due to lack of control.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 –	Certain Transactions (cont.):

H.	M.S.I. MultiConn Solutions and MultiConn Technologies (cont.):

Following a transaction entered into between the Company and the other shareholders of MultiConn Technologies in 2004, the other shareholders of MultiConn Technologies increased their holdings in MultiConn Technologies to 58.2% in the aggregate, through the issuance of shares by MultiConn Technologies. As a result, the Company currently holds approximately 40% of the outstanding share capital of MultiConn Technologies. The Company has an option to increase its holdings in MultiConn Technologies to 60% for an exercise price of $50 thousand.

The Company provided a guarantee on behalf of MultiConn Technologies in the amount of $627 thousand as of December 31, 2005. In 2004, the Company included in share in losses of affiliated companies 100% of the losses of MultiConn Technologies up to the guaranteed amount granted in 2004.

In 2004, the Company did not recognize any gain in the above-mentioned transaction.

The Company is deemed the primary beneficiary of MultiConn Technologies in accordance with FIN 46R “Consolidated of Variable Interest Entities,” and accordingly consolidated MultiConn Technologies in its financial statements commencing December 31, 2004 and thereafter. The adoption of FIN 46R has no impact on the Company’s net income since it has already showed 100% of MultiConn Technologies losses in 2004 under the equity method.

I.	I-Ter/Informatica & Territorio S.p.A.:

In the second quarter of 2005, the Company entered into an agreement to purchase the entire outstanding share capital of I-Ter/Informatica & Territorio S.p.A (“I-Ter”). Pursuant to the purchase agreement, the Company paid to the selling shareholders of I-Ter in the second quarter of 2005, $1.4 million. Under the terms of the transaction, the Company agreed to pay the selling shareholders an additional consideration of up to $720 thousand based on I-Ter’s cumulative earnings before interest and taxes, referred to as EBIT. As agreed, if the EBIT in any calendar year during the three-year period commencing on January 1, 2005, is equal to or greater than $6 thousand, the Company will pay the selling shareholders an additional $240 thousand with respect to each such year.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 –	Certain Transactions (cont.):

I.	I-Ter/Informatica & Territorio S.p.A. (cont.):

In addition, the Company agreed to pay to the selling shareholders, at such date that is 15 business days following the date on which the EBIT report for the year ended on December 31, 2007 is final, an additional consideration equal to seven times of the yearly average EBIT in the three-year period commencing on January 1, 2005, less the amounts already paid to the selling shareholders for the purchased shares. In addition, in the event that the yearly average EBIT in the three-year period commencing on January 1, 2005 is greater than $600 thousand, the Company shall pay the selling shareholders an amount equal to nine times of the difference between the yearly average EBIT in the three-year period commencing on January 1, 2005 and $600 thousand.

I-Ter is a developer and marketer of software solutions for migration from IMS DB (OS/390) or DL/I (VSE) to DB2, and from IMS DC to CICS, porting of applications from mainframe and Unix Sun Solaris.

The consideration for the acquisition was attributed to net assets on the basis of fair value of assets acquired and liabilities assumed. Based upon a purchase price allocation performed by the Company, an amount of $498 thousand was allocated to the estimated fair value of the customer related intangible assets, which is being amortized over its estimated useful life – currently 3 years.

An amount of $1,158 thousand of the purchase price was allocated to I-Ter’s core technology and is being amortized over 5-year period.

The Company accounted for the contingent purchase consideration at the minimum level of $240 thousand as goodwill, based upon a purchase price allocation performed by the Company at the acquisition date, in accordance with SFAS No. 141. The Company will account for any change in that estimate as an additional cost of the acquired entity.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 –	Certain Transactions (cont.):

I.	I-Ter/Informatica & Territorio S.p.A. (cont.):

The following table summarizes the fair values of the assets acquired and liabilities assumed with reference to I-Ter’s balance sheet as of the date of purchase.

(in thousands)

Current assets	$1,336

Other long term intangible assets	70

Property and equipment, net	100

Customer related intangible asset (1)	498

Technology (2)	1,158

Total tangible and intangible assets acquired	3,162

Current liabilities	1,360

Other long term liabilities	374

Total liabilities assumed	1,734

Net assets acquired	$1,428

(1)	The value assigned to customer related intangibles is being amortized currently over 3 years.

(2)	The value assigned to technology is being amortized currently over 5 years.

J.	Unaudited Pro Forma Information:

The following unaudited pro forma summary presents information as if the acquisition of I-Ter had occurred as of January 1, 2005 and 2004, and as if certain acquisitions in 2004 had occurred as of January 1, 2004 and 2003. The pro forma information, which is provided for informational purposes only, is based on historical information and does not necessarily reflect the results that would have occurred, not is it necessarily indicative of future results of operations of the consolidated entity.

	Year ended

	December 31,

	2005	2004	2003

	(In thousands, except per share data)

	( U n a u d i t e d )

Revenues	$59,444	$61,706	$57,671

Net income (loss)	$994	$2,624	$(200)

Earning (loss) per share - basic	0.07	0.20	(0.01)

Earning (loss) per share - diluted	0.07	0.18	(0.01)

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 –	Certain Transactions (cont.):

K.	Following are the amounts assigned to major balance sheet components arising from the 2004 acquisitions in the aggregate as of the date of purchase:

(in thousands)

Current assets	$1,517

Other long term tangible assets	27

Fixed assets	373

Total tangible assets acquired	1,917

Goodwill	283

Customer related intangible asset (1)	425

Technology (2)	5,998

Total tangible and intangible assets acquired	8,623

Current liabilities	3,776

Other long term liabilities	3,965

Total liabilities assumed	7,741

Minority interest	98

Net assets acquired	$784

(3)	The value assigned to customer related intangibles is being amortized currently over 6 years

(4)	The value assigned to technology is being amortized currently over 5 years

Note 3 –	Investments in Affiliates and Other Companies:

A.	Zulu Software Inc.:

In February 2005, the Company entered into an agreement to purchase up to 20% of the outstanding share capital of Zulu Software, Inc. (“Zulu”), on a fully diluted basis. Under the purchase agreement, the purchase price was divided into four installments, each to be paid subject to fulfillment of certain milestones. The company paid the first installment of $350 thousand in February 2005 against the issuance of 8% of Zulu’s outstanding share capital. The Company did not make additional payments because the agreed upon milestones have not been reached.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 –	Investments in Affiliates and Other Companies (cont.):

A.	Zulu Software Inc. (cont.):

In January 2006, the Company purchased from the other shareholders of Zulu additional shares increasing its holdings to 72% of Zulu’s outstanding share capital. The aggregate consideration paid for this additional purchase was $2.4 million. In addition, in February 2005, the Company entered into an alliance agreement with Zulu for cooperation in marketing and selling Zulu’s and the Company’s software tools and services.

Zulu is a developer and marketer of software solutions for migration from ADABAS/Natural to RDBMS/Java.

B.	Tesnet:

Effective as of January 1999, the Company acquired 32% of the outstanding share capital of Tesnet – Software Testing Ltd. (“Tesnet”). During 1999 and 2002, the Company paid approximately $2 million for its holding in Tesnet, as Tesnet met an agreed upon earnings target within three years following the acquisition. Total goodwill arising from this acquisition was $886 thousand.

In February 2000, Tesnet consummated a public offering of its shares and warrants on the Tel Aviv Stock Exchange. As a result, the Company’s holdings in Tesnet decreased to 22%. Until December 2003, the Company’s investment in Tesnet was accounted for under the equity method, owing to the fact that the Company exercises significant influence over operating and financial policies of Tesnet by virtue of its representation on Tesnet’s board of directors.

During 2003, $112 thousand were recorded as income from an increase in the Company’s equity investment in Tesnet due to the expiration of the above-mentioned warrants.

In the first quarter of 2004, the Company sold its entire remaining holdings in Tesnet for an aggregate consideration of approximately $3.1 million. As a result, the Company currently does not hold any interest in Tesnet (see Note 15B3)

C.	Level 8:

The Company holds several capital instruments, including warrants and rights to receive warrants exercisable into shares of Level 8 Systems Inc. (“Level 8”). If the Company exercises these capital instruments in full, it will hold approximately 13 million ordinary shares of Level 8.

In 2003, the Company purchased 444,444 ordinary shares of Level 8 for $200 thousand. During 2003 and the first quarter of 2004, the Company sold substantially all of the shares of Level 8 then held by the Company, for $624 thousand.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 –	Investments in Affiliates and Other Companies (cont.):

C.	Level 8 (cont.):

The Company provides to Bank Ha’Poalim a guarantee to secure Level 8’s loan from the bank. As of December 31, 2005, this guarantee amounted to approximately $2 million (see Note 9). The guarantee is extended from time to time and it is currently in effect until November 2006.In consideration for the extension of the guarantee, Level 8 issued the Company 300,000 ordinary shares and is entitled to be granted an additional 6,342,000 ordinary shares of Level 8. In addition, the Company has been granted warrants to purchase 3,600,000 ordinary shares of Level 8 at an exercise price of $0.02. The amount of the guarantee outstanding was unchanged since the amount remained the same and the shares were issued only in connection with the extension of the term of the guarantee. In the event that the guarantee is exercised, the bank is obligated to grant the Company a three-year loan in an amount of up to the amount of the guarantee.

In September 2004, the Company extended a loan granted to Level 8 of approximately $97 thousand under a secured promissory note. The note bears interest at an annual rate of 10%. In consideration, the Company is entitled to receive warrants to purchase 1,986,468 ordinary shares of Level 8 at an exercise price of $0.10 per share.

D.	Steps Ventures:

As of December 31, 2005, the Company holds 375,000 shares of Steps Ventures Ltd. comprising 3.75% of the outstanding share capital of Steps Ventures. Steps Ventures is an Israeli venture capital investment group focused on Israeli startup companies in the fields of software, telecommunications and semiconductors.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 –	Property and Equipment, Net:

Composition of property and equipment, grouped by major classifications:

	December 31,

	2005	2004

	(in thousands)

Cost:

Computers and peripheral equipment	$8,954	$8,036

Office furniture and equipment	1,403	1,216

Leasehold improvements	644	529

Motor vehicles	464	833

	11,465	10,614

Accumulated Depreciation:

Computers and peripheral equipment	7,866	6,651

Office furniture and equipment	872	638

Leasehold improvements	358	256

Motor vehicles	209	376

	9,305	7,921

Depreciated cost	$2,160	$2,693

Depreciation expenses totaled $1,058, $1,380, and $1,293 thousand for the years ended December 31, 2005, 2004, and 2003, respectively.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 –	Goodwill:

	December 31,

	2005	2004

	(in thousands)

Carrying amounts at beginning of year	$37,090	$36,807
Acquired	1,742	283

Carrying amount at end of year	$38,832	$37,090

Note 6 –	Software Development Costs and Other:

A.	Composition:

	December 31,

	2005	2004

	(in thousands)

Software development costs (2)	$25,810	$21,729
Customer related intangible assets (3)	453	372
Deferred issuance expenses, net	328	516
Rent deposit	119	176
Deferred tax asset	13	110
Loans to others (4)	-	85
Secured promissory note to other company (Note 3C)	-	97
Others	177	93

	$26,900	$23,178

(2) Original amount	$39,287	$30,143
Less - accumulated amortization	13,477	8,414

	$25,810	$21,729

(3) Original amount	$923	$425
Less - accumulated amortization	470	53

	$453	$372

As of December 31, 2005, amortization of customer related intangible asset amounted to $417 thousand.

The estimated aggregate amortization of customer related intangible asset for the following years is as follows: 2006 and 2007: $237 thousand, 2008: $113 thousand, 2009: $71 thousand.

(4)	The loan is linked to the Israeli consumer price index and bears as annual interest rate of 4% (see Note 16E).

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 –	Short-Term Bank Credit and Other:

Composition:

	Average Interest rate

			December 31,
	December 31, 2005
		Linkage	2005	2004

	%	Basis	(in thousands)

Bank overdraft and loans	7.03	NIS	$2,654	$1,532
Short-term bank loans	4.71	CPI	12	-
Short-term bank loans	5.22	Dollar	5,556	5,000
Promissory note to FIMI	5.00	Dollar	4,293	-
Short-term bank loans	4.13	Euro	1,580	682

			$14,095	$7,214

Note 8 –	Accrued Severance Pay, Net:

A.	Accrued Liability:

The Company is liable for severance pay to its employees pursuant to the applicable local laws prevailing in the respective countries of employment and employment agreements. For Israeli employees, the liability is partially covered by individual managers’ insurance policies under the name of the employee, for which the Company makes monthly payments. The Company may make withdrawals from the managers’ insurance policies only for the purpose of paying severance pay.

The amounts accrued and the amounts funded with managers’ insurance policies are as follows:

	December 31,

	2005	2004

	(in thousands)

Accrued severance pay	$4,733	$4,493
Less - amount funded	3,424	3,333

	$1,309	$1,160

B.	Expenses:

The expenses related to severance pay for the years ended December 31, 2005, 2004, and 2003 were $383, $766, and $720 thousand, respectively.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 –	Provision for Losses in Formerly-consolidated Subsidiary:

Liraz is liable for losses in a subsidiary it had consolidated until the second quarter of 2001. The provision for such liability as of December 31, 2005 and December 31, 2004, was accounted for under SFAS No. 5 and amounted to $2 million, representing the maximum potential amount Liraz has guaranteed to secure a bank loan of the said subsidiary. Under its terms, such guarantee may be reduced to the extent that the subsidiary raises additional share capital. The guarantee will be outstanding until November 2006. In the fourth quarter of 2003, $541 thousand was recorded as gain due to a repayment of the loan by the formerly-consolidated subsidiary, which resulted in a decrease by the bank of the guaranteed amount (see also Note 3C, with respect to the investment in Level 8).

	December 31,

	2005	2004

	(in thousands)

Carrying amount at beginning of year	$1,971	$1,971
Realization	-	-

Carrying amount at end of year	$1,971	$1,971

Note 10 –	Loans from Banks and Others:

A.	Composition:

December 31, 2005	December 31, 2005					December 31, 2004

Average Interest rate	Linkage	Long-term liabilities		Current portion	Total long-term liabilities net of current portion	Total long-term liabilities net of current portion

%	Basis	(in thousands)				(in thousands)

6.42	Dollar	$	*3,836	$-	$3,836	$6,090
8.00	NIS		1,694	-	1,694	1,416
-	CPI		-	-	-	31
4.33	Euro		*3,214	355	2,859	-

			$8,744	$355	$8,389	$7,537

*	The loans bear interest based on the LIBOR.

In connection with certain loan agreements, the Company committed to certain covenants related to its operation – see Note 11.A.16. As of December 31, 2005, The Company met all such financial covenants.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note10 –	Loans from Banks and Others (cont.):

B.	Long-term Loans from Banks and Other Are Due as Follows:

	December 31,

	2005	2004

	(in thousands)

First year (current portion)	$355	$104
Second year	2,227	7,482
Third year	4,150	30
Fourth year	2,012	25

Total	$8,744	$7,641

Note 11 –	Commitments and Contingencies:

A.	Commitments:

	1.	Significant Agreements:

In August 1998, the Company’s subsidiary, Mainsoft Corporation, entered into a Windows source-code license agreement with Microsoft, which terminated and superseded Mainsoft’s prior arrangement with Microsoft. In May 2002, the parties entered into an amendment to the 1998 Agreement that expanded Mainsoft access to certain Microsoft development technologies. Under the terms of the Agreement, as amended, Mainsoft continues to have access to specified software code and documentation for specified versions of Windows, Windows NT, and Windows XP, collectively the Licensed Software. The agreement grants Mainsoft the right to distribute the Licensed Software as a component of its Visual development kit and runtime products. The Agreement provides for the payment of royalties to Microsoft that are based upon the licensing of its Visual MainWin products, which include the Licensed Software. The Agreement has a perpetual term although it may be terminated earlier under certain circumstances including in the event of change of control of either of the parties.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 –	Commitments and Contingencies (cont.):

A.	Commitments (cont.):

	1.	Significant Agreements (cont.):

In addition, the agreement provides that in the event that Mainsoft ceases the active distribution or licensing of its Visual MainWin products for more than one year, it will be deemed to have granted to Microsoft a worldwide, exclusive, perpetual, irrevocable, royalty-free license to its Visual MainWin products.

The Agreement provides for a procedure under which Microsoft may waive the payment of certain royalties by Mainsoft relating to specified customers. Upon recording revenue from a customer, Mainsoft accrues the royalties due to Microsoft in product cost of revenues and often applies for a waiver. Mainsoft recognizes a reduction in product cost of revenues when a waiver is approved by Microsoft.

In December 2003, Mainsoft entered into an Independent Contractor Agreement with Microsoft. In accordance with this agreement, Microsoft agreed to offset the value of the services Mainsoft performed under the Independent Contractor Agreement from accrued royalties of up to $1,605 thousand. During the year ended December 31, 2005, Mainsoft accrued royalties due to Microsoft of $485 thousand, and recognized credits (reduction of expenses) related to waivers and to services performed of $18 thousand and $52 thousand, respectively.

During the year ended December 31, 2004, Mainsoft accrued royalties due to Microsoft in the amount of $325 thousand, and recognized credits (reduction of expenses) related to waivers and to services performed of $125 and c $635 thousand, respectively. The excess credits over the royalties amount are related to previous year’s royalties.

Mainsoft’s ability to develop, sell, and market its Visual MainWin products that use the Licensed Software is dependent upon the continued access to the Licensed Software and updated additional source code. While Mainsoft believes its relationship with Microsoft will continue on acceptable terms, a change in or termination of the agreement could prevent Mainsoft from developing and selling certain products and materially adversely affect its business, results of operations, and financial condition.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 –	Commitments and Contingencies (cont.):

A.	Commitments (cont.):

1.	Significant Agreements (cont.):

On February 13, 2004 there were public reports that Microsoft source code had leaked on the Internet. These reports indicated that the source code contained trace references to the Mainsoft servers and personnel. Mainsoft’s management team fully cooperated with local authorities, the FBI, and Microsoft in their respective investigations. All parties conducting investigations have found no trace of a security breach after that date. Although Mainsoft has been notified in 2004 that the investigation has not yet been completed, it has not received any update from the FBI since then.

2.	The Company is obligated to pay management fees to Formula in an annual amount equal to 3% of the revenues, but not more than $180 thousand.

3.

The Company rents its offices, vehicles and, other equipment under various operating lease agreements. Aggregate minimum rental commitments under non-cancelable leases as of December 31, 2005 were as follows:

	Office Facilities	Vehicles, Equipment, and Other

Fiscal 2006	$1,127	$1,190
Fiscal 2007	722	1,065
Fiscal 2008	548	499
Fiscal 2009	220	-
Thereafter	87	-

	$2,704	$2,754

4.

Under agreements between the Company and certain of its customers, the Company undertook to provide such customers a bank guarantee for the assurance of performance of its obligations under its agreements with such customers. As of December 31, 2005, there are outstanding bank guarantees on behalf of customers in the aggregate amount of $229 thousand.

5.	Through December 31, 2005, Mainsoft entered into a grant agreement with the OCS, for the development of Visual MainWin for J2EE.

Royalties of 3% are payable to the OCS on sales of Visual MainWin for J2EE up to 100% of the dollar-linked grant received with regard to funded product.

The balance of the contingent liability relating to the above royalties as of December 31, 2005 amounted to approximately $1.3 million.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 –	Commitments and Contingencies (cont.):

A.	Commitments (cont.):

6.

As of January 1, 2004 a wholly owned subsidiary entered into a grant agreement with the OCS, for the development of PowerText. Royalties of 3% are payable to the OCS on sales of PowerText up to 100% of the dollar-linked grant received with regard to the funded product. The balance of the contingent liability relating to the above royalties as of December 31, 2005 amounted to approximately $200 thousand.

7.

Through December 31, 2004, MultiConn Technologies entered into a grant agreement with the OCS, for the development of WS4Legacy, (formerly known as eXperanto). Royalties of 3% are payable to the OCS on sales of WS4Legacy up to 100% of the dollar-linked grant received in regard to the funded product.

The balance of the contingent liability relating to the above royalties at December 31, 2005 amounted to approximately $580 thousand.

	8.	The Company has granted a creditor of Intercomp an option – see Note 2G, 12B2.

	9.	As to a tax assessment issued to the Company – see Note 14K.

	10.	As to a guarantee of debt by Liraz – see Note 9.

11.

Under an agreement entered into in 2000, regarding the sale of its integrated IT systems activities and outsourcing business in Israel, Liraz is obligated to reimburse the buyer for claims related to the activities during the period prior to the sale.

12.

Liraz has a fixed charge in favor of a bank, on certain of its assets, as well as a floating charge on its entire assets, securing the Company’s bank credit line. This credit facility also covers guarantees of $2 million in the aggregate that the Company extended to a bank relating to the credit line of Level 8 (see Note 9).

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 –	Commitments and Contingencies (cont.):

A.	Commitments (cont.):

13.

In the first quarter of 2004, the Singapore-Israel Industrial Research and Development Foundation agreed to provide a wholly owned subsidiary of the Company together with a Company incorporated in Singapore, financing for the development of a Java report generator based on legacy text file input. Accordingly, the foundation agreed to award the subsidiary up to $100 thousand repayable according to an agreed schedule. As of December 31, 2005, the subsidiary received $30 thousand of the grant. The grant is required to be repaid in installments based on sales of the funded product up to the amount of the grant.

14.

The Company’s subsidiary, I-Ter, is entitled to funds to developeEasy4Plan product from the Ministry of Production in Italy. Easy4Plan is a workflow management tool designed for ISO9000 companies. Approximately 30% of the funds are a grant, and the balance is an 8-year loan to be repaid by I-Ter. The loan bears a minimal annual interest. The development period ends in July 2006. The Company anticipates that during 2005 and 2006 I-Ter will receive a total aggregate amount of $600 thousand.

	15.	As to a guarantee to banks with respect to a loan of Outlook – see Note 2F.

16.

In connection with the credit line extended to the Company by Bank Leumi Le’Israel Ltd., Bank Discount Le’Israel Ltd, Bank Ha’Poalim Ltd., and the First International Bank Ltd., the Company committed to certain covenants related to its operation such as:

		a)	Maintaining a minimum level of shareholders’ equity of no less than 40% of the Company’s total assets and no less than $40 million;

		b)	Maintaining a level of annual operating income before depreciation and amortization of no less than $5 million; and

		c)	Maintaining the ratio of the Company bank liabilities to current assets, excluding other current assets, of no more than 55%.

As of December 31, 2005, the Company met all such financial covenants.

No liability was recorded in the Company’s financial statements with respect to the guarantees mentioned above, except for the guarantee by Liraz (see Note 9), and the guarantee related to the purchase of Outlook – see Note 2F.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 –	Commitments and Contingencies (cont.):

B.	Contingencies:

1.

In July 2003, a former Liraz shareholder filed an application with the Tel-Aviv-Jaffa District Court to approve a claim filed by him against the Company, as a class action. The claim relates to the acquisition of Liraz shares that the Company completed in March 2003. The shareholder alleges that the share price that the Company paid to Liraz’s shareholders in the tender offer and in a subsequent mandatory purchase was lower than the fair price of Liraz shares. The maximum amount of the claim is approximately $5.8 million in the aggregate. Under Israeli law, the court’s approval is required for the plaintiff to represent all of the shareholders of Liraz who sold their shareholdings to the Company pursuant to the tender offer and the mandatory acquisition. The plaintiff has applied for such approval in the lawsuit. A preliminary hearing is scheduled for June 2006. The Company believes that the allegations against it in this proceeding are without merit and intends to vigorously defend the claim and contest the allegations made therein.

2.

We evaluate estimated losses for indemnifications due to product infringement under SFAS No. 5, “Accounting for Contingencies,” as interpreted by FIN 45. At this time, it is not possible to determine the maximum potential amount under these indemnification agreements due to lack of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Such indemnification agreements may not be subject to maximum loss clauses. Historically, we have not incurred material costs as a result of obligations under these agreements and we have not accrued any liabilities related to such indemnification obligations in our financial statements.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 –	Shareholders’ Equity:

A.	Share Capital:

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

3.

During the years 1998 through 2002, two subsidiaries of the Company purchased a total of 1,870,565 the Company’s shares for a total consideration of $14.7 million. All of the Company’s ordinary shares have equal voting rights. However, under applicable Israeli law, the shares held by the Company’s subsidiaries have no voting rights and, therefore, are excluded from the number of its outstanding shares. In January 2006, the Company’s subsidiary sold an aggregate of 136,000 of the shares held by it to Israeli institutional investors in Israel, for aggregate consideration of approximately $560 thousands. In February 2006, the Company’s subsidiary sold 86,971 shares to Outlook Systems (See note 2.F).

4.	In January 2001, the Company’s ordinary shares were listed for trading on the Tel Aviv Stock Exchange under the “Dual Listing” arrangement.

5.

In November 2002, the Company issued to Liraz’s selling shareholders, including Formula, 3,478,624 ordinary shares, constituting an aggregate of 26% of the Company’s outstanding share capital – see Note 2C.

B.	Share Options:

	1.	Employee Share Option Plans:

		a)	The 1996 Share Option Plan:

In 1996, the Company adopted two option plans. One of these option plans was terminated after all options granted under it were exercised. Pursuant to the other 1996 option plan, as amended, the Company reserved 3,700,000 ordinary shares for issuance to directors, officers, consultants and employees of the Company and its subsidiaries. The exercise price of the options granted under the 1996 option plan ranges from $2.25 to $10.50.

Under the 1996 option plan, unless determined otherwise by the Board, options vest over a three-year period from the date of grant and expire 10 years after grant date. Unvested options are forfeited upon termination of employment.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 –	Shareholders’ Equity (cont.):

B.	Share Options (cont.):

	1.	Employee Share Option Plans (cont.):

		a)	The 1996 Share Option Plan (cont.):

The following table summarizes information about fixed share options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable

Range of Exercise Prices	Number Outstanding on December 31, 2005	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable on December 31, 2005	Weighted Average Exercise Price

$		Years	$		$

2.25	416,000	7.25	2.25	166,000	2.25
3.00	106,701	7.50	3.00	106,701	3.00
3.00	150,000	6.50	3.00	150,000	3.00
3.00	80,000	6.09	3.00	26,667	3.00
3.50	70,000	7.50	3.50	70,000	3.50
3.50	19,500	7.75	3.50	6,500	3.50
4.00	200,000	7.83	4.00	150,000	4.00
4.00	150,000	10.00	4.00	150,000	4.00
4.50	39,183	5.50	4.50	39,183	4.50
4.50	63,000	9.67	4.50	63,000	4.50
5.00	37,400	9.83	5.00	37,400	5.00
5.00	434,312	10.00	5.00	434,312	5.00
5.20	139,500	0.75	5.20	139,500	5.20
5.50	13,000	4.83	5.50	13,000	5.50
6.00	28,000	8.00	6.00	28,000	6.00
6.00	143,721	8.42	6.00	143,721	6.00
6.00	150,000	9.67	6.00	150,000	6.00
6.50	311,900	0.21	6.50	311,900	6.50
6.50	2,000	8.00	6.50	2,000	6.50
8.00	80,000	3.50	8.00	80,000	8.00
9.63	43,000	4.25	9.63	43,000	9.63
10.50	88,600	5.25	10.50	88,600	10.50

	2,765,817			2,399,484

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 –	Shareholders’ Equity (cont.):

B.	Share Options (cont.):

	1.	Employee Share Option Plans (cont.):

		b)	Options granted to employees of a subsidiary:

In August 2000, in connection with the purchase of a controlling interest in IntraComp Group, the Company granted options to certain employees of IntraComp to purchase an aggregate of 125,000 of the Company’s ordinary shares of which 55,000 were cancelled. The exercise price of the options is $9.625 per share. All of these options are currently exercisable. The options shall expire in August 2010.

Data related to the share option plan as of December 31, 2005, 2004 and 2003 and changes during the years ended on those dates are as follows:

	2005		2004		2003

	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

		$		$		$

Options outstanding at beginning of year	2,132,587	5.00	2,159,993	4.99	1,347,260	6.56
Changes during the year:
Granted	834,712	4.96	163,721	6.00	923,000	3.03
Exercised	(10,299)	3.05	(33,767)	3.56	(35,267)	2.33
Forfeited	(191,183)	8.04	(157,360)	6.29	(75,000)	9.46

Options outstanding at end of year	2,765,817	4.78	2,132,587	5.00	2,159,993	4.99

Options exercisable at year-end	2,399,484	4.78	877,049	6.08	1,233,575	6.04

Weighted-average fair value of options granted during the year*	1.47		1.71		0.54

*

The fair value of each option granted is estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0% for all years; expected volatility: 2005 - 41%, 2004 - 26%, 2003 - 28%; risk-free interest rate: 2005 - 3.93%, 2004 - 2.78%, 2003 - 2.10%; and expected life: 2005 - 5.5 years, 2004 and 2003 - 3 years.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 –	Shareholders’ Equity (cont.):

B.	Share Options (cont.):

	1.	Employee Share Option Plans (cont.):

		c)	Acceleration:

In anticipation of the effects that adoption of SFAS No. 123R would have, and under the Company’s management belief that in the currently increasing competition in the labor market, an acceleration may have a positive effect on employee morale and retention, the Compensation Committee and Board of Directors approved and made effective on December 27, 2005 the acceleration of several unvested stock options. As a result, 144,990 and 1,228,997 unvested stock options were accelerated in the Company and in its subsidiary, respectively.

	2.	Options Granted to FIMI:

In January 2001, the Company granted FIMI, a put option to sell to the Company promissory notes issued by Intercomp to FIMI in an aggregate principal amount of $3.5 million plus interest accrued since January 2001 at an annual rate of 5%, which could be paid, subject to FIMI’s approval, in the form of the Company’s ordinary shares. The total outstanding amount of the principal and accrued interest as of December 31, 2005 was $4.3 million. In August 2003, the terms of FIMI’s option were amended, allowing FIMI to exercise its option in three installments during June 2004, June 2005, and June 2006. In the first quarter of 2006, FIMI completed exercising all three installments for cash, and concurrently, reached an agreement with the Company for an early repayment for the promissory notes. Accordingly, the Company purchased from FIMI the promissory notes for an aggregate amount of $4.48 million including interest accrued. As part of the consideration, the Company issued to FIMI warrants to purchase 210,000 BluePhoenix ordinary shares exercisable until June 30, 2007, at an exercise price of $4.00 per share. The fair value of the warrants was $144 thousand at the commitment date.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 –	Shareholders’ Equity (cont.):

B.	Share Options (cont.):

	3.	Option Granted to Infinity:

In April 2004, Infinity granted the Company a call option to purchase its entire holdings in Intercomp, exercisable until April 1, 2006. If the Company does not exercise such option, Infinity will have a put option to cause the Company to purchase Infinity’s entire holdings in Intercomp, exercisable during a six-month period commencing in April 1, 2006. If either of the options is exercised, the Company shall be obliged to issue to Infinity, as consideration for the Intercomp’s shares, 100,000 of the Company’s ordinary shares and an additional amount of shares to be calculated based on revenues generated from the sale of licenses using Intercomp’s products generated during 3-year period commencing April 1, 2003.

The Company may, at the Company’s option, pay Infinity the cash equivalent of such shares, which will be calculated according to the average closing price of the Company’s shares during the 20 trading days prior to the exercise of any of the options.

The put and call options with Infinity were accounted for as combined instruments under the guidance of EITF 02-02, “When Certain Contracts That Meet the Definition of Financial Instruments Should Be Combined for Accounting Purpose.” The combined instruments (synthetic forwards) were accounted in accordance with EITF 00-6 “Accounting for Freestanding Derivative Financial Instruments Indexed to, and Potentially Settled in, the Stock of a consolidated Subsidiary” and SAFS 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.”

	4.	Convertible Debentures and Warrants:

On March 30, 2004, the Company completed a $5 million private placement of convertible debentures and warrants to four institutional investors. On February 18, 2005, the institutional investors and the Company amended certain terms of this transaction.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 –	Shareholders’ Equity (cont.):

B.	Share Options (cont.):

	4.	Convertible Debentures and Warrants (cont.):

Pursuant to the amended agreement, the debentures are due in 2007 and bear interest at a rate equal to the six-month LIBOR, paid quarterly in cash or in a number of BluePhoenix ordinary shares, at the Company’s discretion. The debentures are convertible into BluePhoenix’s ordinary shares at a conversion rate of $5.25 per ordinary share, subject to (i) adjustment for stock dividends, stock splits, recapitalization and other similar events, and (ii) anti-dilution adjustments. Following an event of adjustment in January 2006, the conversion rate of the debentures was adjusted to$5.24 per ordinary share. The conversion rate with respect to payments of interest on the debentures will be equal to 90% of the volume weighted average price of BluePhoenix ordinary shares on the NASDAQ National market during the 20 trading days preceding the date of payment of interest. In the event that the volume weighted average price per ordinary share (as calculated in the preceding sentence) for any 20 consecutive trading days exceeds $6.55, the Company may force the holders of the debentures to convert any or all of the principal amount of the debentures held by them as of such date, subject to, among other things, the Company having an effective resale registration statement at such time for the resale of the ordinary shares underlying the debentures.

In addition to the debentures, the institutional investors were issued warrants to purchase up to 285,714 BluePhoenix ordinary shares at an exercise price of $6.50 per share, subject to adjustments similar to those pertaining to the conversion price of the debentures. The warrants are exercisable during a 5-year period commencing September 2004.

Pursuant to the Company’s agreement with the institutional investors, in March 2006, three of the investors exercised their right to purchase additional debentures and warrants. Accordingly, the Company issued to the investors debentures at an aggregate purchase price of $3 million on the same terms as the initial debentures, except that the conversion price is $4.50 per share and due in 2009. In addition, the institutional investors were issued additional warrants on the same terms as the initial warrants, to purchase an aggregate of up to 200,000 BluePhoenix ordinary shares. The warrants are exercisable during a 5-year period commencing in September 2006. Under the agreement with the institutional investors, the Company is obligated to file a registration statement on Form F-3 within 45 days from the closing, and the registration statement is required to be declared effective within 90 days after the Compant files it (or 120 days in the event of a review by the SEC).

If the additional debentures issued to the institutional investors are fully converted, the applicable interest is paid in cash, and the additional warrants are fully exercised, the Company would be required to issue to the investors up to 866,667 ordinary shares, subject to adjustments.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 –	Shareholders’ Equity (cont.):

B.	Share Options (cont.):

	4.	Convertible Debentures and Warrants (cont.):

In accordance with APB No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants,” EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Rations,” and EITF 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments” (“EITF 00-27”), a portion of the proceeds of the convertible debentures issued with detachable warrants was allocated to the warrants and to the convertible instrument at the time of issuance. Amounts allocated to the warrants were accounted for as liabilities, in accordance with EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled In, a Company’s Own Stock,” and were revalued, based on the fair values of the underlying shares, on each reporting date, against financial expenses (income). The financial expenses relating to the change in the value of the warrants derivative amounted $104 thousand and $45 thousand for the years ended 2004 and 2005, respectively.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 –	Shareholders’ Equity (cont.):

B.	Share Options (cont.):

	4.	Convertible Debentures and Warrants (cont.):

Since any future dilutive issuance is under the control of the Company, and the anti-dilution adjustment is limited, the Company treated the debentures as a conventional convertible instruments.

As a result, a beneficial conversion feature was recorded on the debentures, in the amount of $173 thousand, since the effective conversion price of the debentures was lower than the fair value of the shares on the commitment date.

The Company applied EITF 96-19 “Debtor’s Accounting for a Modification or Exchange of Debt Instruments” and EITF 05-7 “Accounting of Modification to Conversion Option Embedded in Debt Securities and Related Issues” to determine the accounting for the modification on February 18, 2005. The change in the term of the convertible debentures was accounted for as a modification of the instrument as a result of the application of the 10% test on the modified debenture and the original debenture. As a result the change in the debt instrument is not considered substantially different (less then 10%).

A new effective interest rate was determined based on the carrying amount of the original debt instrument and the revised cash flows. The deemed discount of the debentures is deducted from the liability and the issuance expenses, which are recorded as an asset, and is amortized using the interest method over a period of 44 months, the term of the debentures.

The difference between the fair value of the conversion option immediately following such modification and the fair value immediately prior to the modification was recognized as a discount associated with the debt and the offset to the discount was recognized in equity in accordance with EITF 05-7 in the amount of $325 thousand. The difference between the fair value of the modified warrants and the fair value of the original warrants (the warrants are revaluated based on the fair values of the underling shares) was deducted from the warrant derivative against a discount. The financial expense relating to the amortization of the discount of the debentures amounted to $217 thousand and $276 thousand for the years ended December 31, 2004 and 2005, respectively.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 –	Shareholders’ Equity (cont.):

B.	Share Options (cont.):

	4.	Convertible Debentures and Warrants (cont.):

On March 15, 2005, as the Form F-3 relating to the convertible debentures was declared effective by the Securities Exchange Commission, the Company classified the fair value attributed to the warrants as equity. The warrants were revaluated to their fair value until such date.

5.

In February 2006, the Company completed an underwritten public offering in Israel of series A convertible notes in an aggregate principal amount of $11.5 million. The price of the notes as determined in the offering was 98% of the principal amount of the notes, and the gross proceeds from the offering of the notes totaled $11.2 million. The notes bear an interest at a rate of LIBOR 3 months +1.5% per annum, payable every 3 months beginning on May 1, 2006, with the last payment to be made on February 1, 2011. The principal of the notes is payable in four equal annual installments on February 1 of each of 2008 through 2011. Under certain terms, the Company may call for an early redemption of the notes, after February 1, 2008. The notes are convertible into ordinary shares of BluePhoenix at a conversion rate of one ordinary share per $5.52 principal amount of notes, subject to adjustments. Holders may convert their notes into BluePhoenix ordinary shares on any trading day, beginning on the date the notes were first listed for trading until the closing of trade on January 16, 2011, except for certain specified days. The convertible notes are not secured.

The notes are traded on the TASE. The Israeli Securities Authority and the TASE approved the listing of the shares underlying the notes for trading on the TASE. The notes and the shares underlying the notes have not been registered under the Securities Act, and may not be offered or sold in the United States or to U.S. persons, absent registration or an applicable exemption from registration requirements.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 –	Shareholders’ Equity (cont.):

B.	Share Options (cont.):

	6.	Employee Option Plans in a Subsidiary:

A subsidiary granted options to its employees to purchase the subsidiary’s shares. The options are exercisable during a 3-year period after the date of grant. A summary of the status of the option plans as of December 31, 2005 and 2004 and changes during the years then ended is given below:

	2005		2004

	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

		$		$

Options outstanding at beginning of year	4,463,487	0.97	3,694,237	0.74
Changes during the year:
Granted	426,000	0.65	1,281,500	0.65
Exercised	-		(4,790)	1.75
Forfeited/cancelled	(210,000)	0.85	(507,460)	0.75

Options outstanding at end of year	4,679,487	0.84	4,463,487	0.97

Options exercisable at year-end	4,679,487	0.84	2,547,776	0.85

Weighted-average fair value of options granted during the year *	0.22		0.08

*

The fair value of each option granted is estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0% for all years; expected volatility: 2005 - 44%, 2004 - 0.1%; risk-free interest rate: 2005 - 3.93%, and 2004 - 3.43%; and expected life: 2005 and 2004 - 3 years.

The following table summarizes information about fixed share options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable

Range of Exercise Prices	Number Outstanding at December 31, 2005	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2005	Weighted Average Exercise Price

$		Years	$		$

0.1–0.50	793,421	10.45	0.26	793,421	0.26
0.65	2,759,673	7.45	0.65	2,759,673	0.65
0.75–2.5	1,126,393	17.1	1.72	1,126,393	1.72

	4,679,487			4,679,487

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 –	Shareholders’ Equity (cont.):

C.	Dividends:

	1.	The Company has not paid any cash dividends on its ordinary shares in the past and does not expect to pay cash dividends on its ordinary shares in the foreseeable future.

2.

As described in Note 14A, in the event of a distribution of cash dividends in the amount of approximately $16.4 million out of retained earnings, regarding which the Company was tax exempt due to the “Approved Enterprise” status of its approved operations, the Company would have to pay a 25% tax on the said amount.

Note 13 –	Monetary Balances in Non-dollar Currency:

	December 31,

	2005	2004

	(in thousands)

ASSETS:
Current assets	$16,128	$14,554
Long-term assets	58	542

	16,186	15,096

LIABILITIES:
Current liabilities	11,984	13,031
Long-term liabilities	4,684	1,934

	16,668	14,965

Net monetary assets (liabilities)	$(482)	$131

Note 14 –	Taxes on Income:

A.	Tax Benefits Under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereafter - the “Law”):

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

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 –	Taxes on Income (cont.):

A.	(cont.):

Tax exemption for 2 years, commencing the first year it generates taxable income. For the remainder of the benefit period of 5 years, a reduced tax rate of 25% is applicable.

The entitlement to the above benefits is subject to final ratification by the Investment Center of the Ministry of Industry and Trade, such ratification being conditional upon fulfillment of all terms of the approved program.

In the event of distribution of a cash dividend out of retained earnings that were tax exempt due to the above benefits, BluePhoenix would have to pay approximately $4.1 million tax with respect to the amount distributed (see Note 12C). The Company has determined that it will not distribute any amounts of its undistributed tax exempt income as dividend. The Company intends to reinvest the amount of its tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s “Approved Enterprise” as the undistributed tax exempt income is essentially permanent in duration.

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

Income from sources other than the “Approved Enterprise” is subject to tax at regular Israeli corporate tax rate.

On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as a Privileged Enterprise, such as provisions generally requiring that at least 25% of the Privileged Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

In addition, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, BluePhoenix’s existing Approved Enterprise status will generally not be subject to the provisions of the Amendment.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 –	Taxes on Income (cont.):

B.	Measurement of Results for Tax Purposes Under the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter - the “Inflationary Adjustments Law”):

Under this law, results for tax purposes are adjusted based on the changes in the exchange rate of the U.S. dollar against the NIS.

C.	Tax Benefits Under the Law for the Encouragement of Industry (Taxation), 1969:

The Company currently qualifies as an “Industrial Company” as defined by this law, and as such is entitled to certain tax benefits including, inter alia, depreciation at increased rates as stipulated by regulations published under the Inflationary Adjustments Law and has the right to deduct for tax purposes, over a period of 3 years, expenses relating to public issuance of shares. If realized, any tax benefit relating to issuance expenses is credited to additional paid-in capital.

D.	Tax Rate Applicable to Income in Israel:

On July 25, 2005, the Law for Amendment of the Income Tax Ordinance (Amendment No. 147) became effective. Pursuant to this amendment, the income tax applicable to Israeli companies will be gradually reduced from 34% in 2005 to 25% in 2010 and henceforth. This tax rate decrease is not expected to have a material effect on the Company’s financial position. The Company is evaluating the existence of additional impacts of this Amendment.

E.	Deferred Income Taxes:

Deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets or liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2004 and 2005 the Company’s deferred taxes were in respect of the following:

	December 31,

	2005	2004

	(in thousands)

Net operating losses carry forwards	$25,034	$24,704
Software development costs	1,566	1,065
Provisions for employee rights and other temporary differences	735	412

	27,335	26,181
Valuation allowance	(27,311)	(26,099)

	$24	$82

*	The Company’s management cannot determine whether it is more likely than not that the deferred tax asset relating to net operating losses will be realized.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 –	Taxes on Income (cont.):

F.	Non-Israeli Subsidiaries:

Non-Israeli subsidiaries are taxed based upon tax laws in the country of domicile of the respective subsidiary.

G.	Income Before Taxes on Income is Composed as Follows:

	Year ended December 31,

	2005	2004	2003

	(in thousands)

Domestic (Israel)	$(1,560)	$(5,097)	$(4,665)
Foreign	3,637	8,792	7,720

	$2,077	$3,695	$3,055

H.	Taxes on Income Included in the Statements of Income:

	Year ended December 31,

	2005	2004	2003

	(in thousands)

For the reported year - current:
Domestic (Israel)	$8	$15	$8
Foreign	164	98	411

	172	113	419
Taxes related to prior years	(81)	(133)	(780)
Deferred taxes, net	58	280	513

	$149	$260	$152

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 –	Taxes on Income (cont.):

I.	A reconciliation of the theoretical tax expense, assuming all income is taxed at the regular rates and the actual tax expense is as follows:

	December 31,

	2005	2004	2003

	(in thousands)

Income before taxes on income, per consolidated statements of income	$2,077	$3,695	$3,055

Theoretical tax expense (36% in 2003, 35% in 2004, and 34% in 2005)	706	1,293	1,100
Tax benefit arising from exempt tax rate as an “Approved Enterprise”	-	-	-

	706	1,293	1,100
Decrease in taxes resulting from permanent differences:
State income tax, net of federal benefit	(67)	8	12
Tax exempt income	-	(246)	(222)
Non-deductible expenses	282	70	270
Effect of different tax rates in foreign subsidiaries	(105)	-	-
Taxes related to previous years	(81)	(133)	(780)
Carry-forward losses and research and development costs for which the Company provided an allowance	(649)	(432)	(296)
Other	63	(300)	68

Taxes on income in the consolidated statements of income - for the reported year	$149	$260	$152

Effective tax rate	7%	7%	5%

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 –	Taxes on Income (cont.):

J.	Tax Losses:

1.

A U.S. subsidiary has net operating losses (“NOL”) carry forwards for federal tax purposes as of December 31, 2005 totaling $20 million, all of which will expire through 2021.

That subsidiary has net operating losses carry forwards for state tax purposes of $4 million, which expire through 2013.

In addition, that subsidiary has research and development tax credit carry-forwards of approximately $416,000 for Federal income tax purposes and $124,000 for California tax purposes as of December 31, 2005. The research and development tax credit carry-forwards expire at various times through 2012. The subsidiary also has alternative minimum tax credit carry-forwards of approximately $416,000 for Federal income tax purposes, which may be carried forward indefinitely.

	2.	The Company and its subsidiaries in Israel have NOL carry forwards for income tax purposes as of December 31, 2005 totaling $40 million.

K.	Tax Assessments:

The Company received a revised tax assessment for the 1997–2001 tax years at a total amount of approximately $1.2 million. The Company paid a down payment of approximately $1 million. The Company applied for a final settlement of its debts. This tax expense is fully offset against previously existing tax reserves (the tax reserve is included in accounts payable and accrual – other).

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 –	Supplementary Financial Statement Information:

A.	Balance Sheets:

	1.	Trade Accounts Receivables:

	December 31,

	2005	2004

	(in thousands)

Trade accounts receivable	$18,824	$16,989
Less provision for doubtful accounts	(681)	(1,175)

	$18,143	$15,814

(*)	In February 2004, the Company and a customer mutually agreed to terminate a contract. As a result, the Company recorded a loss of $400 thousand.

2.	Other Current Assets:

	December 31,

	2005	2004

	(in thousands)

Government departments and agencies	$545	$392
Advances to suppliers and others	332	193
Employees	132	49
Prepaid expenses	1,000	1,249
Related parties	12	235
Short-term lease deposits	273	268
Interest and other income receivable	201	181

	$2,495	$2,567

3.	Accounts Payable and Accruals – Other:

	December 31,

	2005	2004

	(in thousands)

Government departments and agencies	$336	$866
Employees and wage-related liabilities	4,018	4,223
Accrued expenses and other current liabilities	2,570	2,296

	$6,924	$7,385

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 –	Supplementary Financial Statement Information (cont.):

B.	Statements of Operations:

	1.	Principal Customers:

One customer accounted for 17%, 15%, and 14% of the Company’s revenues in 2005, 2004, and 2003, respectively, and 5.8%, 6.9%, and 8.7% of the Company’s trade receivable in 2005, 2004, and 2003, respectively.

	2.	Financial Income (Expenses), Net:

	Year ended December 31,

	2005	2004	2003

	(in thousands)

Interest income	$191	$205	$109
Foreign currency translation adjustments (see Note 1A4)	(580)	69	614
Gain on sale of marketable securities	247	164	105
Interest expense	(898)	(632)	(663)
Debentures and convertible debt related expenses	(938)	(688)	-

	$(1,978)	$(882)	$165

3.	Gain on Realization of Shareholdings:

	Year ended December 31,

	2005	2004	2003

	(in thousands)

Level 8	$-	$171	$376
Tesnet	-	(59)	-

	$-	$112	$376

4.	Other Income, Net:

	Year ended December 31,

	2005	2004	2003

	(in thousands)

Gain (loss) on sale of property and equipment	$35	$(14)	$(31)
Expiration of warrants in Tesnet (Note 3B)	-	-	75
Write-down of shareholdings in Transale	-	-	(100)
Write-down of loan to MultiConn Technologies (Note 2H)	-	-	(350)
Decrease of provision for losses in formerly-consolidated subsidiary (Note 9)	-	-	541
Dividend from Steps Ventures (Note 3D)	-	703	-
Other	69	286	432

	$104	$975	$567

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 –	Supplementary Financial Statement Information (cont.):

C.	Earnings Per Share:

Basic earnings per share (“EPS”) was computed based on the average number of shares outstanding during each year, after giving retroactive effect to stock dividends and stock splits. In computing diluted EPS, effect was given to share options outstanding in each period, using the treasury stock method, provided that such effect is not anti-dilutive.

The following table sets forth the computation of basic and diluted net earnings per share.

		Year ended December 31,

		2005	2004	2003

		(in thousands)

a.	Numerator:

	Amount for basic earning per share – income available to shareholders	$1,789	$2,846	$1,851

	Effect of dilutive securities	-	276	-

	Amount for diluted earnings per share – income available to shareholders	1,789	3,122	1,851

b.	Denominator:

	Denominator for basic net earnings per share - weighted average of shares	13,556,627	13,522,866	13,451,234

	Effect of dilutive securities:

	Employee share options	403,382	477,713	193,150

	Dilutive effect of issued debentures	-	678,447	-

	Potential dilutive ordinary shares	403,382	1,156,160	193,150

	Denominator for diluted net earnings per share - weighted average shares and assumed exercise of options	13,959,909	14,679,026	13,644,384

	Basic net earnings per share	$0.13	$0.21	$0.14

	Diluted net earnings per share	$0.13	$0.21	$0.14

Options to purchase 1,391,895, 1,318,817, and 1,067,000 shares at various prices between $4.5 and $10.5 per share were outstanding during the years of 2005, 2004, and 2003, respectively, but were not included in the computation of diluted EPS because the options’ exercise price was higher than the average market price of the ordinary shares.

In 2005, 952,381 shares underlying the convertible debentures and 140,000 warrants granted to FIMI were excluded from the computation of diluted EPS since their inclusion would have had an anti-dilutive effect on EPS.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 –	Supplementary Financial Statement Information (cont.):

D.	Geographic Areas Information:

	1.	Sales: Classified by Geographic Areas:

	Year ended December 31,

	2005	2004	2003

	(in thousands)

USA	$17,423	$20,438	$18,520
Europe (other than Denmark)	18,643	15,860	19,799
Denmark	12,334	10,122	8,997
Israel	7,991	8,353	3,986
Other	2,556	2,413	3,038

	$58,947	$57,186	$54,340

Sales by geographic areas are determined based on the customer’s location.

2.	The Company’s Long-lived Assets Are as Follows:

	December 31,

	2004	2003

	(in thousands)

Israel	$17,718	$18,801
U.S.A.	9,028	4,491
Europe (other than Denmark)	3,118	579
Denmark	351	551

	$30,215	$24,422

Long-lived assets information is based on the physical location of the assets at the end of each of the fiscal years.

The Company does not identify or allocate goodwill by geographic areas.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 –	Transactions with Related Parties:

		Year ended December 31,

		2005	2004	2003

		(in thousands)

Formula, its subsidiaries and other associated companies:

A.	Selling, general and administrative expenses: management fees (Note 11A2)	$180	$180	$180

B.	Revenues from sale of software conversion tool and software services to related parties	$1,694	$1,973	$225

C.	Cost of revenues relating to services from related parties	$1,761	$2,315	$354

D.	Reimbursement related to services rendered to affiliated and other companies	$41	$235	$256

E.

Arie Kilman was nominated as the Company’s Chief Executive Office in May 2003. In his former position as Liraz’s chairman of the board of directors, he was granted in May 2002 a loan of approximately $300 thousand, linked to the Israeli Consumer Price Index, and bearing an annual interest at a rate of 4%. Under the terms of the loan, the loan should be repaid to Liraz in four equal annual installments, but no later than upon termination of Mr. Kilman’s employment. Mr. Kilman pledged 200,000 of the Liraz’s shares he owned in favor of the Company to secure repayment of the loan. Following the share exchange transaction between the Company and Liraz’s shareholders effective as of November 14, 2002, Mr. Kilman replaced the pledged shares with 119,760 of BluePhoenix shares. The amount of the Company’s shares pledged by Mr. Kilman was based on the exchange ratio determined in the share exchange agreement, pursuant to which every 1.67 shares of Liraz were exchanged for one BluePhoenix ordinary share. Except for the replacement of the pledged shares, the terms of the loan were not amended. As of December 31, 2005, Mr. Kilman repaid $225 thousand of the principal amount of the loan plus linkage differentials and accrued interest. Accordingly, 75% of the pledged shares were released from the pledge. As of December 31, 2005, the outstanding balance of this loan was $96 thousand.

F.	As to the Company’s acquisition of AlphaTech from Intercomp – see Note 2D

G.

In October 2003, the Company entered into an option agreement with Intercomp to purchase Intercomp’s technology for an aggregate of $1.9 million. In addition, the Company undertook to pay royalties to Intercomp of 25% of the revenues generated from the purchased technology.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 –	Subsequent Events:

A.	As to the amendment of the agreement signed with Outlook Systems – see Note 2F.

B.	As to the acquisition of Zulu – see Note 3A.

C.	As to a public offering in Israel of series A convertible notes – see Note 12B5.

D.	As to the exercise of institutional investors’ right to purchase additional debentures and warrants – see Note 12B4.