Form 20-F/A
period 2006-12-31
BLUEPHOENIX SOLUTIONS LTD
filed 2007-12-26
CIK 1029581

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
F O R M 20 – F / A2

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

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

TABLE OF CONTENTS

P A R T I		1
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS		2
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE		2
ITEM 3. KEY INFORMATION		2
A.	Selected Financial Data	2
B.	Capitalization and Indebtedness	3
C.	Reasons for the Offer and Use of Proceeds	3
D.	Risk Factors	4
ITEM 4. INFORMATION ON THE COMPANY		17
A.	History and Development of the Company	17
B.	Business Overview	18
C.	Organizational Structure	36
D.	Property, Plants and Equipment	36
ITEM 4A. UNRESOLVED STAFF COMMENTS		37
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS		37
A.	Operating Results	46
B.	Liquidity and Capital Resources	51
C.	Research and Development, Patents and Licenses	56
D.	Trend Information	56
E.	Off-Balance Sheet Arrangements	57
F.	Tabular Disclosure of Contractual Obligations	57
G.	Safe Harbor	57
ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES		57
A.	Directors and Senior Management	57
B.	Compensation	60
C.	Board Practices	60
D.	Employees	67
E.	Share Ownership	68
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		70
A.	Major Shareholders	70
B.	Related Party Transactions	71
C.	Interests of Expert and Counsel	75
ITEM 8. FINANCIAL INFORMATION		75
A.	Consolidated Statements and Other Financial Information	75
B.	Significant Changes	76
ITEM 9. THE OFFER AND LISTING		76
A.	Offer and Listing Details	76
B.	Plan of Distribution	77
C.	Markets	77
D.	Selling Shareholders	78
E.	Dilution	78
F.	Expenses of the Issue	78
ITEM 10. ADDITIONAL INFORMATION		78
A.	Share Capital	78
B.	Memorandum and Articles of Association	78
C.	Material Contracts	81
D.	Exchange Controls	82
E.	Taxation	82
F.	Dividend and Paying Agents	90
G.	Statement by Experts	90
H.	Documents on Display	90
I.	Subsidiary Information	90

ii

iii

This Amendment No. 2 to Form 20-F (the “Amended 20-F”) contains information for the fiscal year ended December 31, 2006, which information was filed with the Securities and Exchange Commission on Form 20-F and Form 20-F/A on March 30, 2007 (the “Original 20-F”) and the consolidated financial statements contained therein (the “Original Financial Statements”); the certifications (Exhibits 12.1, 12.2, 13.1 and 13.2) contained in the Original 20-F speak as of the dates specified. Item 5 of the Original 20-F has been amended to include additional disclosure relating to management’s discussion of the Company’s operating results. The consolidated statements of operations, as well as Notes 1 and 11 of the Original Financial Statements, have been amended to include additional disclosure relating to revenue and cost of revenue line items, significant company policies and employee share option plans.

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

	Year Ended December 31,
	2006	2005	2004	2003	2002
	$

Consolidated Statements of Operations Data:	(in thousands, except per share data)
Revenues	$68,004	$58,947	$57,186	$54,340	$36,668
Cost of revenues	28,515	25,379	24,253	24,115	15,220
Gross profit	39,489	33,568	32,933	30,225	21,448
Software development costs	9,400	8,006	8,055	8,138	7,387
Selling, general, and administrative expenses	22,149	21,611	21,388	20,140	13,245
	7,940	3,951	3,490	1,947	816
Goodwill impairment, restructuring costs, and non-recurring expenses	-	-	-	-	472
Operating income (loss)	7,940	3,951	3,490	1,947	344
Financial income (expenses), net	(3,515)	(1,978)	(882)	165	(195)
Gain on realization of shareholdings	-	-	112	376	-
Other income (expenses), net	282	104	975	567	(1,581)
Income (loss) before taxes on income	4,707	2,077	3,695	3,055	(1,432)
Income tax expense	(282)	149	260	152	160
	4,989	1,928	3,435	2,903	(1,592)
Equity in losses of affiliated companies, net	-	-	(516)	(898)	(1,336)
Minority interest	(317)	(139)	(73)	(154)	(702)
Net income (loss)	$4,672	$1,789	$2,846	$1,851	$(3,630)

Basic earning (loss) per share	$0.34	$0.13	$0.21	$0.14	$(0.35)
Diluted earnings (loss) per share	$0.33	$0.13	$0.21	$0.14	$(0.35)

Weighted average number of shares outstanding	13,889	13,557	13,523	13,451	10,517
Weighted average number of shares outstanding assuming dilution	14,371	13,973	14,679	13,644	10,517

	December 31,
	2006	2005	2004	2003	2002
	$

Consolidated Balance Sheet Data:			(in thousands)
Working capital	$17,861	$4,546	$6,357	$246	$1,310
Total assets	127,466	99,691	90,882	80,820	87,481
Total liabilities	67,517	47,925	42,251	35,422	40,760
Shareholders’ equity	59,949	51,766	48,631	45,398	46,721

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

We have experienced major fluctuations in our net results. In 2006, we generated $4.7 million net income from our operations. However, in 2002 and 2001 we h ad a net loss of $3.6 million and $15.0 million, respectively. The net loss in 2002 and 2001 was a reversal from prior years in which we had net income. The fluctuations in our net results are mainly attributable to the changes in the suite of modernization tools we have been offering to our customers, the limited experience we have had in the markets for these tools, the capital spending on information technology, and the difficulties we have encountered in introducing our tools to their respective markets. In addition, global economic conditions affect our net results. Most of the solutions we offer to our customers are based on tools that share a common generic technology and methodology. However, the introduction of new tools to new markets involves increased selling and marketing expenses, which in turn increases our operating expenses and directly affects our results of operations. Because of our limited experience in our principal markets and with our new products, we cannot assure you that our strategy for operating in these markets or selling these products will be successful. You should not rely on our historical results of operations as indications of future performance.

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
• timing of product releases;
• timing of contracts;
• increases in selling and marketing expenses, as well as other operating expenses; and
• currency fluctuations and financial expenses related to our financial instruments.

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

•
requiring the dedication of a portion of our expected cash flow to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including funding our research and development programs and other capital expenditures;

•	increasing our vulnerability to general adverse economic conditions;
•	limiting our ability to obtain additional financing;
•	placing us at a possible competitive disadvantage relative to less leveraged competitors and competitors that have better access to capital resources; and
•	causing a material offset to our results, resulting decreased net profits or increased net losses.

We may not be able to make our debt payments in the future.

Our ability to meet our debt obligations will depend on whether we can successfully implement our strategy, as well as on financial, competitive, and other factors, including some factors that are beyond our control. Most of our debt and credit facilities bear an interest rate based on the LIBOR. If the LIBOR materially increases, our cash flows will be negatively affected. If we are unable to generate sufficient cash flow from operations to meet principal and interest payments on our debt, we may have to refinance all or part of our indebtedness. In case we have to increase our indebtedness, the additional financing expenses will have a negative affect on our results, which cannot be predicted. Our ability to refinance our indebtedness will depend on, among other things:

•	our financial condition at the time;

•	restrictions in agreements governing our debt; and
•	other factors, including market conditions.

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

Risks inherent in our worldwide business activities generally include:

•	currency exchange devaluations;
•	unexpected changes in regulatory requirements;
•	tariffs and other trade barriers;
•	costs of localizing products for foreign countries;
•	lack of acceptance of localized products.;
•	longer accounts receivable payment cycles;
•	difficulties in operations of management;
•	potentially adverse tax consequences, including restrictions on the repatriation of earnings; and
•	the burdens of complying with a wide variety of local legislation.

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

We are organized under the laws of the State of Israel. Most of our executive officers and directors are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to:

•	effect service of process within the United States on us or any of our executive officers or directors who are nonresidents of the United States;
•
enforce court judgments obtained in the United States including those predicated upon the civil liability provisions of the United States federal securities laws, against us or against any of our executive officers or directors that are nonresidents of the United States, in the United States or Israel; and

•	bring an original action in an Israeli court against us or against any of our executive officers or directors to enforce liabilities based upon the United States federal securities laws.

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

	Nasdaq Global Market		TASE
	In $		In NIS
	High	Low	High	Low
2006	6.45	3.85	18.30	28.99
2005	4.75	3.81	21.95	16.01
2004	7.49	3.71	33.80	17.00

The market price of our ordinary shares may continue to fluctuate substantially due to a variety of factors, including:

•	any actual or anticipated fluctuations in our or our competitors’ quarterly revenues and operating results;
•	shortfalls in our operating results from levels forecast by securities analysts;
•	public announcements concerning us or our competitors;
•	the introduction or market acceptance of new products or service offerings by us or by our competitors;
•	changes in product pricing policies by us or our competitors;
•	changes in security analysts’ financial estimates;
•	changes in accounting principles;
•	sales of our shares by existing shareholders; and
•	the loss of any of our key personnel.

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

As of March 22, 2007, we had 15,374,124 ordinary shares outstanding (excluding 1,647,594 held by two of our wholly owned subsidiaries). In addition, we reserved 2,145,017 ordinary shares for issuance under our option plans. We also have certain commitments described below to issue BluePhoenix ordinary shares and register them for resale, as follows:

•	691,105 ordinary shares issuable upon conversion of debentures issued to institutional investors in connection with the $5 million private placement completed in March 2004;

•
485,714 ordinary shares issuable upon exercise of warrants issued to institutional investors in connection with the $5 million and $3 million private placements, completed in March 2004 and March 2006, respectively; and

•	2,059,064 ordinary shares issuable upon conversion of the convertible notes traded on the TASE sold by us in a public offering in Israel in February 2006.

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

If, for any taxable year, our passive income or assets that produce passive income exceed levels provided by law, we may be characterized as a PFIC for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to U.S. holders of ordinary shares. If we were classified as a PFIC, a U.S. holder of ordinary shares could be subject to increased tax liability upon the sale or other disposition of ordinary shares or upon the receipt of amounts treated as “excess distributions.” United States holders should consult with their own U.S. tax advisors with respect to the tax consequences of investing in our ordinary shares as well as the specific application of the PFIC rules. For a more detailed discussion, see “Taxation—United States Federal Income Tax Considerations—Tax Consequences if We Are a Passive Foreign Investment Company.”

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

Recent Developments

In December 2006, we acquired from CodeStream Software Ltd., or CodeStream, a key competitor in providing IDMS database migrations, certain business assets and activities in the field of modernization of legacy databases. The acquired activities enable us to provide IDMS modernization products and services, enabling organizations to move their IDMS systems to modern relational databases serving modern web based applications on Java, Microsoft .NET or COBOL technology platforms. Pursuant to the purchase agreement, we hired 18 persons previously employed by CodeStream and assumed all the obligations in respect of the purchased activities. In consideration for the acquisition of CodeStream’s assets and activities, we paid to CodeStream ₤5.2 million (approximately $10.2 million). We believe that this acquisition strengthens our position as a leading provider in the market of database and application migrations.

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

Our solution portfolio includes software products, software tools, and services that address the most pressing IT challenges which organizations and companies face today, including:

•	lack of agility and responsiveness to changing business needs;
•	difficulty in recruiting and retaining mainframe professionals;
•	growing cost of software licenses, maintenance and operations;
•	lack of packaged software and new applications; and
•	difficulties in complying with new regulations.

Our solutions enable companies to:

•	effectively plan and carry out strategic projects that provide real business value;
•	better understand and manage their IT systems and resources;
•	easily integrate packaged applications and build customized applications;
•	significantly decrease maintenance, human resource, and technology costs;
•	quickly migrate to modern databases, platforms, applications, and programming languages with a proven suite of tools and services;
•	substantially transform applications and databases in order to address regulatory and business changes; and
•	directly gain access to cutting edge technology and new business channels.

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

Market Background

Companies initiate IT modernization projects for a wide range of reasons, such as:

•	maintaining a competitive edge in the market;
•	addressing changing business needs;
•	complying with new regulations;

•	reducing maintenance, human resources, and technology costs; or
•	gaining access to cutting edge technology and new business channels.

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

The EIM market is divided into the following categories:

Enterprise IT Understanding—These solutions enable companies to make informed strategic decisions regarding the future of their IT systems by automatically capturing multiple levels of operational and development information into a consolidated metadata warehouse. Our tools facilitate global assessments and impact analyses of application assets, thus helping reduce costs, streamline working processes, and increase efficiency.

Enterprise IT Migration—These solutions enable companies to consolidate and eliminate a wide range of legacy hardware and software through automated migration of applications, databases, platforms, programming languages, and data. These tools help to reduce costs and resources, and minimize reliance on proprietary technology, sunset products, and dwindling skill sets. Our SOA-ready solution is provided as a post-migration service, allowing customers to extend their development environment by providing access to mainframe systems through Web services protocols, making legacy systems appear as modern systems.

Enterprise IT Remediation—These solutions enable companies to extend the life of their existing IT systems by quickly adapting to new regulatory changes and business requirements. These automated tools can be easily customized to fit any IT environment and corporate need, including data field adjustment, IT standardization, and system consolidation.

Enterprise IT Redevelopment—These solutions enable companies to mine existing applications by extracting business rules, data flows, and data models, and then re-using the proven code base to create more flexible Java/Web-based applications. Our tools help to reduce maintenance costs and resources and application development time-to-market.

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

Modernization initiatives that need to be based on an in-depth examination of actual system elements include:

•	building and rewriting enterprise-scale application components;
•	implementing new technologies such as Web-enablement;
•	integrating purchased and newly written applications;
•	consolidating servers and applications;
•	migrating to more modern platforms, databases and languages;
•	transforming current applications to adapt to changing business standards; and
•	protecting against the loss of critical personnel and corporate knowledge base.

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

This enterprise-wide view can then be used for a variety of strategic purposes, including:

•	performing impact, cost, and trend analyses as well as ongoing tracking of IT resources, inventories, components, their usage and their interrelationships;
•	running business-logic analyses for business process identification, evaluation, extraction, transition and enhancement;
•	achieving significant cost reductions through the elimination of unused products, unnecessary software upgrades, inefficient storage allocations, and wasteful CPU usage; and
•	providing more efficient application development by reusing systems and leveraging existing business rules.

BluePhoenix™ IT Discovery—This solution provides fast and convenient access to application inventory, dependency, and operational information. This tool performs the complete audit necessary to enable companies to define and analyze all application assets in order to make informed decisions about ongoing modernization activities. IT Discovery provides the ability to analyze on a refreshable basis numerous technology environments, and from them extract and report on the interrelationships among the components that make up these environments. In this manner, it provides an organization the ability to discover information about its current systems, thereby insuring that ongoing decisions are made based on an accurate audit of the current environment.

BluePhoenix™ LogicMiner—This recovery solution mines COBOL and extracts business rules from the legacy code, thus providing IT departments with the ability to begin a modernization process based on techniques that preserve the functionality of legacy code. This tool retains past investments in software assets by producing reusable code objects or descriptive data that can later be used for improving the quality of the legacy code, rewriting the legacy application, or building a full modernization plan. LogicMiner increases a system’s manageability, while eliminating rules that no longer apply to current business procedures.

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

Our migration solutions provide numerous advantages, including:

•	significantly decreasing project costs, risk of errors and time;
•	preserving corporate business knowledge;
•	substantially reducing dependency on scarce skill sets;
•	solving problematic maintenance issues;
•	enabling end-to-end project control and management;
•	directly supplying a full audit trail and documentation of all changes;
•	minimizing system freeze time with a unique “refresh” feature; and
•	comprehensively working with most mainframe and non-mainframe platforms.

The enterprise IT migration suite includes the following solutions:

BluePhoenix™ DBMSMigrator—An automated migration tool that converts applications from nonrelational databases, such as IDMS (Integrated Database Management System), ADABAS, IMS, and VSAM, to relational databases, such as DB2, Oracle, and SQL Server. The tool performs automated conversions that provide companies with fully functional compliance for source and target applications and minimal application, functional, and logical program flow changes. DBMSMigrator leaves no residuals, emulation software, or translation procedures and allows system support to continue uninterrupted during the migration project. As a result of the conversion process, the migrated application operates more efficiently, is easier to maintain, and contains complete documentation of the customer’s knowledge base and guidelines.

BluePhoenix™ PlatformMigrator—An automated migration tool that converts a range of platforms, including VSE, MVS, and Bull GCOS, to Unix, Linux, Windows, and .Net. PlatformMigrator can be customized to fit the unique IT configuration and business rules of each customer site. The tool converts platforms to a pure, native installation so that programs are not required to run under emulation or through translation techniques. PlatformMigrator solutions assist companies with maintaining service levels, setting and upgrading standards, implementing the new IT environment, training IT users, implementing new facilities like a security system or a batch scheduler, and testing for functional equivalence.

BluePhoenix™ Rehosting—Organizations implement mainframe rehosting in order to reduce the ongoing costs of existing legacy CICS and batch applications. Rehosting leverages the strength and investment of older COBOL applications while taking advantage of new, cost-efficient hardware and open operating system environments such as Linux, Unix, Windows, J2EE, and .NET.

Using our various automated migration tools, and cooperating with our partners, we offer COBOL migration and mainframe rehosting solutions. We formed the following alliances for providing these solutions:

•	a cooperation with Micro Focus for implementing their “Lift and Shift” strategy. Micro Focus is a member of the Migration and Transformation Consortium (MTC) for COBOL solutions;
•	an alliance with Clerity for assisting companies to rehost mainframe applications on more cost-efficient, open platforms; and
•	a collaboration with Fujitsu for assisting companies to migrate COBOL/CICS applications into Fujitsu NetCOBOL and the Fujitsu NeoKicks and NeoBatch environments for handing CICS and batch/JCL.

BluePhoenix™ LanguageMigrator—An automated migration tool for converting COBOL and 4GLs (fourth generation languages) such as ADSO, Natural, ALLFusion Gen (formerly COOL: Gen), Mantis, and PowerBuilder to COBOL and Java/J2EE. This reliable, time-efficient, and comprehensive solution enables site-wide installation, simultaneous testing, and implementation of batch programs. In addition, LanguageMigrator identifies the compatibility of the code, converts it to the new standards required by customers, and analyzes converted programs to identify potential problems. For more information about future developments of this tool, see “Research and Development.”

BluePhoenix™ DataMigrator—A Windows-based tool for migrating data between various data system environments. Coupled with a step-by-step proven methodology, the tool provides a fully structured but still versatile automated data migration process. DataMigrator enables full control of source and target data definitions resulting in consistent, accurate, highest quality target data with no data loss, and efficient utilization of available resources. In addition, it provides support for partial or incremental migration and for multiple runtime environments.

BluePhoenix™ SOA-Ready Enablement —This post-migration service extends the useful life of valuable legacy applications that run on historic mainframe platforms by allowing them to be easily reused in a modern Web-centric environment. This comprehensive solution provides Web services and Web customers for legacy applications. This unique set of tools enables the exposure of a legacy application to more modern applications written in Java or .NET by providing a Web service interface for the legacy system. Our tools also provide a Web-based display for legacy (3270) applications. These tools are noninvasive and allow the legacy application to remain untouched.

Enterprise IT Remediation

Our integrated set of enterprise IT remediation solutions enable companies to extend the life of their existing IT systems when facing ongoing regulatory changes and new business requirements. Our remediation solutions address a variety of corporate needs and include:

BluePhoenix™ FieldEnabler—New business decisions or regulatory requirements often require companies to make changes that impact a wide range of system components. These include field adjustments that involve changes in the type, length, and structure of a database or program field, such as expanding a dealer code. FieldEnabler is a rule-based tool that enables a step-by-step, comprehensive process for making these kinds of modifications across an enterprise in a reliable and time-efficient manner.

BluePhoenix™ StandardsEnabler—A highly automated solution for reliably facilitating system consolidation into a single set of naming standards. Since all resources being converted must be changed in parallel, the large task of manually standardizing the naming of system components is not practical. Our tool provides an automated solution addressing this problem.

BluePhoenix™ COBOL/LE-Enabler—A highly automated solution that facilitates the migration of COBOL code from non-LE compliant environments to LE compliant environments.

BluePhoenix™ EuroEnabler—A highly automated solution that enables the transformation of applications to be euro compliant. EuroEnabler fully preserves system and data integrity and helps to maintain existing levels of system application development and maintenance throughout the process.

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

BluePhoenix™ AppBuilder—Our primary redevelopment legacy environment has been used for managing, maintaining, and reusing the complicated applications needed by large businesses. It provides the infrastructure for enterprises worldwide, across several industries, with applications running millions of transactions daily on legacy systems. Enterprises using AppBuilder can build, deploy, and maintain large-scale custom-built business applications for years without being dependent on any particular technology until they cease using their legacy infrastructure. AppBuilder acts like a virtual application warehouse, keeping the underlying structure of the system in an organized framework such that developers can easily understand it. This allows companies to reuse critical business components, realizing a long-term return on investment for both new and existing applications.

BluePhoenix™ Redevelopment —Based on AppBuilder and LogicMiner, Redevelopment transforms legacy COBOL programs into service oriented applications deployed on the latest platforms. The resulting application conforms to industry standards and is written in clean, maintainable source code. This conformance to standard architectures, such as full object-orientation and Web services, is a key differentiator in the Redevelopment approach when compared to more common migrations. Instead of using the common approach where each line of COBOL source code is translated to one or more statements in the target language (known as 1-1 approach), Redevelopment uses a model based approach. Redevelopment develops a platform independent model from platform specific models of legacy COBOL applications identified by BluePhoenix LogicMiner. This platform independent model may then be extended to meet new business requirements. Finally the application is generated to J2EE, .NET, or COBOL.

Visual MainWin® for the Unix and Linux platforms (formerly MainWin)—Visual MainWin® for the Unix and Linux platforms is an application-porting platform that enables independent software vendors to develop applications in Visual C++ and deploy them natively on Unix and Linux without the investment that is usually associated with designing and developing a new source code base for Unix platforms.

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

Visual MainWin® for the J2EE platform—During 2006, Mainsoft continued to invest in the research and development, sales and marketing of its new Visual MainWin® for J2EE product, including the introduction of a Portal Edition. Mainsoft and IBM have been collaborating to market Visual MainWin for J2EE to IBM customers using or considering using WebSphere Portal in a mixed .NET-Java environment.

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

Following is a description of our investments and acquisitions, which form a part of our business as described above:

CodeStream Software Ltd. In December 2006, we acquired from a company incorporated in the United Kingdom, CodeStream Software Ltd., certain business activities in the field of modernization of legacy databases, particularly IDMS and other mainframe platforms. Pursuant to the purchase agreement, we hired 18 persons previously employed by CodeStream and assumed all the obligations in respect of the purchased activities. In consideration thereof, we paid CodeStream ₤5.2 million (approximately $10.2 million). In addition, we undertook to issue to CodeStream a convertible debenture in a principal amount of ₤2.9 million (approximately $5.7 million), if (i) not later than December 14, 2008, we receive purchase orders from a key customer of CodeStream, in an aggregate amount of not less than ₤2.2 million (approximately $4.3 million); and (ii) such purchase orders are collectible under the purchase orders not later than December 14, 2009. The debenture shall be issued upon the fulfillment of the aforementioned conditions and shall be due two years after the date of issuance. The debenture shall bear interest at a rate of LIBOR plus 1.5% calculated on a quarterly basis. Interest shall be calculated on the principal amount of the debenture beginning on December 14, 2006.

In addition, we undertook to issue to CodeStream a second convertible debenture in a principal amount of ₤500,000 (approximately $982,000), if (i) not later than December 14, 2010, we receive additional purchase orders from the same key customer of CodeStream, in an aggregate amount of not less than ₤800,000 (approximately $1.6 million); and (ii) such purchase orders are collectible not later than 36 months after the first debenture was issued. The debenture shall be due two years after the date of issuance and shall bear interest at a rate of LIBOR plus 1.5% calculated on a quarterly basis. Interest will accrue on the principal amount of the debenture beginning on the date of issuance of the first debenture.

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

Intercomp. In 1998, we invested in Intercomp Ltd., which has developed a set of automated analysis and reengineering tools for legacy COBOL applications. During 2002 and 2003, Intercomp focused its efforts on the development of software tools that comprise a part of BluePhoenix LogicMiner. For more information about LogicMiner, see “Research and Development—Enterprise IT Understanding—BluePhoenix LogicMiner.”

In 2004, we exercised an option granted to us to purchase from Eran Tirer all of its holdings in Intercomp, constituting 18.5% of the outstanding share capital of Intercomp. In consideration, we issued to Mr. Tirer warrants to purchase BluePhoenix ordinary shares which expired without being exercised. As part of the transaction with Mr. Tirer, certain shareholders of Intercomp, holding 2.1% of Intercomp’s outstanding share capital, transferred to us their holdings in Intercomp. In addition, the remaining shareholders of Intercomp comprised of several funds acting through their general partner, Infinity, converted certain outstanding loans owed to them by Intercomp into 7,236 shares of Intercomp at a price of $162.70 per share. Following these transactions, our holdings in Intercomp increased from 49% to approximately 62%. Since the end of the first quarter of 2004, we have consolidated the results of operations of Intercomp.

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

In 2000, we established together with the other shareholders of M.S.I. MultiConn, a company named MultiConn Technologies Ltd. and initially owned 19% of its share capital. MultiConn Technologies develops and markets BluePhoenix™ SOA - Ready Enablement. In 2002, we increased our holdings in MultiConn Technologies to 60%. Following a transaction entered into between us and the other shareholders of MultiConn Technologies in 2004, the other shareholders of MultiConn Technologies increased their holdings in MultiConn Technologies to 58.2% in the aggregate, through the issuance of shares by MultiConn Technologies. As a result, we currently hold approximately 40% of the outstanding share capital of MultiConn Technologies. We have an option to increase our holdings in MultiConn Technologies to 60% of its outstanding share capital for an exercise price of $50,000. As of March 22, 2007, we lent to MultiConn Technologies an aggregate amount of $2.5 million. In 2004, we included in our equity in affiliated companies 100% of the losses of MultiConn Technologies. As of December 31, 2004, we consolidate MultiConn Technologies’ balance sheet with ours. For more information about BluePhoenix™ SOA - Ready Enablement, see “Enterprise IT Migration—BluePhoenix™ SOA - Ready Enablement.”

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

Zulu Software Inc. In February 2005, we entered into an agreement to purchase up to 20% of the outstanding share capital of Zulu Software, Inc., or Zulu, on a fully diluted basis. Under the purchase agreement, the purchase price was divided into four installments, each to be paid subject to fulfillment of a certain milestone. We paid the first installment of $350,000 in February 2005 against the issuance to us of 8% of Zulu’s outstanding share capital. We have not made additional payments because the agreed upon milestones have not been met. In January 2006, we purchased from the other shareholders of Zulu additional shares increasing our holdings to 72% of Zulu’s outstanding share capital. The aggregate consideration we paid for this additional purchase was $2.4 million. Zulu is a developer and marketer of software solutions for migration from ADABAS/Natural to Java. For more information about Zulu’s software solutions, see “Enterprise IT Migration—BluePhoenix™ LanguageMigrator.”

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

Our customers include, among others:

Financial Services		Insurance		Other Industries

•	Citibank	•	American Family Life Assurance company of Columbus	•	Ansys Inc. Canonburg
•	Credit Suisse	•	DesJardins General Insurance Group Inc.	•	Altera Corporation
•	Fidelity International Resource Management	•	Employees retirement system	•	Business Objects Corp.

Financial Services		Insurance		Other Industries

•	Laiki Group	•	Europe Assistance	•	Commonwealth of Australia represented by the Department of Immigration and Multicultural and Indigenous Affairs
•	Rabobank Netherland BV	•	Friends Provident Management Services Ltd.	•	Daimler Chrysler AG
•	Rural Servicios Informaticos (Spain)	•	Legal and general Resources	•	Erhervs-og Selskabsstyrelsen
•	SDC Udvikling (Denmark)	•	Scottish Equitable Plc.	•	ESRI – Environmental Research Institute, Inc
•	Woolwich PLC	•	The New York City	•	IBM de Mexico Comercializaion y- servicios S.A
				•	IBM (Rational Software)
				•	Lawson Products
				•	Mentor Graphics Corporation
				•	Ministry of Defense (Israel)
				•	Siebel Systems, Inc
				•	Toyota Motor Sales, USA, Inc.
				•	TEMENOS Group

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

Enterprise IT Understanding

BluePhoenix™ IT Discovery— By further refining our existing understanding technology and combining it with the additional technology licensed from Merrill Lynch, IT Discovery will provide the basis for legacy understanding needed by the rest of our modernization solutions.

Enterprise IT Automated Migration

Fourth Generation Language Migration—In the area of automated migration, we continue to build on our 4GL migration solutions. Our assets in the migration area cover COOL:Gen, Mantis, ADSO/IDMS, Natural, CSP, and PowerBuilder transformations. We continue to extend the support target platform of these transformations to include J2EE and .NET platforms.

Enterprise IT SOA Ready Solution—A comprehensive solution that provides Web services or clients for a legacy application. Our unique suite of tools enables a legacy application to be exposed to more modern applications written in Java or .NET by providing a web service interface for the legacy system. In addition, our tools are able to provide a web based appearance/ connectivity/ interface legacy applications. Both solutions are not intrusive and allow the legacy application to remain untouched.

BluePhoenix™ LogicMiner—A comprehensive solution for recovery that mines COBOL and extracts business rules from the legacy code, thus providing IT departments with the ability to begin a modernization process based on techniques that preserve the functionality of a legacy code. This tool retains past investments in software assets by producing reusable code objects or descriptive data that can later be used for improving the quality of the legacy code, rewriting the legacy application, or building a full modernization plan. LogicMiner increases a system’s manageability, while eliminating rules that no longer apply to current business procedures.

BluePhoenix™ Refactoring Repository—A repository that supports the storage and management of the abstract models and code of applications that make use of multiple development architectures such as legacy information engineering and more modern object oriented and service oriented architectures.

BluePhoenix™ Redevelopment—Once legacy models and code are refactored, Redevelopment will provide the ability to generate from the abstract platform independent model stored in the Refactoring Repository to platform specific models such as J2EE and .NET. To address this, we are extending robust generation technologies to generate platform specifics for object orientation and SOA. This model driven modernization environment can be used to gradually migrate applications rather than requiring an “all at once” approach. In order to address refactoring, which involves changing from one application model to another, we are adding the necessary tools to assist in the process of taking the information from legacy applications’ architectures via LogicMiner to more modern architectures such as object and SOA.

Mainsoft’s Visual MainWin® for the J2EE platform—Mainsoft’s Visual MainWin® for the J2EE platform is a cross-platform development solution that bridges the .NET/J2EE divide, enabling Visual Basic .NET and C# developers to develop J2EE Web applications and Web services using the Visual Studio .NET development environment. Version 1.7 of Visual MainWin® for the J2EE platform, introduced in December 2005, supports the IBM partnership, including validation on all IBM eServer product line and support for IBM WebSphere Express and WebSphere Application Server 6.0. In 2006, Mainsoft identified the enterprise portal market opportunity and launched a portal edition of the product supporting IBM WebSphere Portal. This product is based on the Mono project, an open source .NET implementation, led by Novell and it is not dependant upon Microsoft source code.

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

Chief Scientist Grants

Visual MainWin® for J2EE Platform—Through December 31, 2006, our subsidiary, Mainsoft, accrued an aggregate of approximately $1.8 million in grants from the Office of the Chief Scientist, or the OCS, for the development of Visual MainWin® for J2EE. Royalties of 3% are payable to the OCS on sales of Visual MainWin® for J2EE, up to 100% of the dollar-linked grant received in respect of the funded product. To date, Mainsoft has paid the royalties to the OCS as required. Mainsoft has submitted to the OCS an application for obtaining research and development grants for 2007, which is pending approval.

PowerText—As of January 1, 2004, we received through our wholly owned subsidiary, an aggregate of approximately $200,000 in grants from the OCS for the development of PowerText. PowerText is a software solution for automated electronic document mining, management and presentment. Royalties of 3% are payable to the OCS on all sales of PowerText up to 100% of the dollar-linked grant received. To date, CePost has paid to the OCS the royalties as required.

BluePhoenix™ SOA - Ready Enablement—Through December 31, 2004, our subsidiary, MultiConn Technologies, accrued an aggregate of approximately $580,000 in grants from the OCS, for the development of BluePhoenix™ SOA - Ready Enablement. Royalties of 3% are payable to the OCS on sales of BluePhoenix™ SOA - Ready Enablement up to 100% of the dollar-linked grant received in respect of the funded product.

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

Our subsidiary, I-Ter, is entitled to funds to develop Easy4Plan product, from the Ministry of Production in Italy. Easy4Plan is a workflow management tool designed for ISO9000 companies. Approximately 30% of the funds are a grant, and the balance is an 8-year loan to be repaid by I-Ter. The loan bears a minimal annual interest. The development term ended in September 2006. Pending the final approval of the Ministry of Production, we anticipate that during 2007, I-Ter will receive a total aggregate amount of approximately $650,000.

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
• technical range of the offered solutions;
• integration between the offered solutions;

• availability of experienced personnel and its expertise;
• prices;
• ability to respond in a timely manner to changing customer needs;
• quality of support and vertical market expertise.

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

We also face competition from niche tools and solutions companies operating in each of the four principal areas of the enterprise IT modernization market:

• Enterprise IT Understanding;
• Enterprise IT Migration;
• Enterprise IT Remediation; and
• Enterprise IT Redevelopment.

For example, Cast Application Intelligence Platform reads application source code to analyze the fine-grained relationships among software artifacts - objects, functions, stored procedures, database tables and columns, scripts and others. MetaWare provides services and products such as re-hosting, database and programming language conversions. Most Software Technologies addresses the ADABAS/Natural arena, and other competitors focus on collecting sufficient information about application portfolios to improve business processes. Other solution developers provide distributed repository solutions and architecture modernization services.

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

Following is a list of our significant subsidiaries, their country of incorporation, and proportion of our ownership interest in them, as of March 22, 2007:

Name of Subsidiary	Country of Incorporation Incorporation	Proportion of Ownership Interest
BluePhoenix Solutions B.V.	The Netherlands	100%

Liraz Systems Ltd.	Israel	100%

Mainsoft Corporation	United States	58%

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

•       Capitalized software research and development costs. Development costs of software that is intended for sale that were incurred after the establishment of technological feasibility of the relevant product, are capitalized. Technological feasibility is determined when detailed program design is completed and verified in accordance with the provisions of the FASB Statement of Financial Accounting Standards No. 86 (SFAS 86). Software development costs incurred before technological feasibility is established are charged to the statement of operations as incurred net of participation of the office of the Chief Scientist (OCS). Our policy on capitalized software costs determines the timing of our recognition of certain development costs. In addition, this policy determines whether the cost is classified as development expense or capitalized costs. Management is required to use professional judgment in determining whether development costs meet the criteria for immediate expense or capitalization. Amortization of capitalized software development costs begins when the product is available for general release to customers. Annual amortization is computed by the straight-line method, over the remaining useful life of the product, currently over a period of 5 years, or based on the ratio of current gross revenues to current and anticipated future gross revenues, whichever is higher. Our failure to accurately predict the useful life of capitalized software could cause a one-time amortization, which could adversely affect our operating results.

•       Impairment of goodwill and intangible assets. Our business acquisitions resulted in goodwill and other intangible assets. We periodically evaluate our goodwill, intangible assets, and investments in affiliates for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of our acquired businesses and investments.

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

•       Derivative Instruments. We have adopted Statement of Financial Accounting Standards SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” ("FAS 133"). Under the provisions of SFAS 133, all derivatives are recognized on the balance sheet at their fair value. Changes in fair value are recognized periodically in earnings or accumulated other comprehensive income within shareholders’ equity, depending on the intended use of the derivative and whether the derivative has been designated by management as a hedging instrument. Changes in fair value of derivative instruments not designated as hedging instruments are recognized in earnings in the current period.

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

We have an embedded conversion features as part of the $3 million convertible debenture host debt which is being marked to market and accounted in accordance with EITF 00-19"Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled In, a Company's Own Stock". In addition, we have convertible notes which consists an embedded put option which is bifurcated from the host debt and is being recorded at fair value in accordance with FAS 133.

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

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB No. 87, 88, 106 and 132(R)" ("SFAS 158"). SFAS 158 requires that the funded status of defined benefit postretirement plans be recognized on the balance sheet, and changes in the funded status be reflected in comprehensive income, effective fiscal years ending after December 15, 2006. The adoption of this statement did not have an impact on our consolidated financial statements.

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

In November 2006, the FASB ratified EITF Issue No. 06-7," Issuer’s Accounting for a Previously Bifurcated Conversion Option in a Convertible Debt Instrument When the Conversion Option No Longer Meets the Bifurcation Criteria in FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities" (“EITF 06-7”). At the time of issuance, an embedded conversion option in a convertible debt instrument may be required to be bifurcated from the debt instrument and accounted for separately by the issuer as a derivative under FAS 133, based on the application of EITF 00-19. Subsequent to the issuance of the convertible debt, facts may change and cause the embedded conversion option to no longer meet the conditions for separate accounting as a derivative instrument, such as when the bifurcated instrument meets the conditions of Issue 00-19 to be classified in stockholders’ equity. Under EITF 06-7, when an embedded conversion option previously accounted for as a derivative under FAS 133 no longer meets the bifurcation criteria under that standard, an issuer shall disclose a description of the principal changes causing the embedded conversion option to no longer require bifurcation under FAS 133 and the amount of the liability for the conversion option reclassified to stockholders’ equity. In addition, under the EITF, for conversion of option for which the carrying amount has previously been reclassified to shareholders' equity, the issuer should recognize any unamortized discount remaining at the date of conversion immediately as interest expense. EITF 06-7 should be applied to all previously bifurcated conversion options in convertible debt instruments that no longer meet the bifurcation criteria in FAS 133 in interim or annual periods beginning after December 15, 2006, regardless of whether the debt instrument was entered into prior or subsequent to the effective date of EITF 06-7. Earlier application of EITF 06-7 is permitted in periods for which financial statements have not yet been issued. We are currently evaluating the impact of this guidance on our consolidated financial statements.

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

Years Ended December 31, 2006 and 2005

Revenues. Revenues increased 15% from $58.9 million in 2005 to $68.0 million in 2006. Revenues generated from products grew 16% from $8.7 million in 2005 to $10.2 million in 2006. Revenues from services grew 15% from $50.2 million in 2005 to $57.9 million in 2006. The product mix has not changed in 2006. We attribute the revenue growth of our services and products to the same key factors.

•	The growing realization by major enterprises that are dependent on legacy core systems, of the inevitability of IT modernization to remain effective, competitive and efficient.

•
We have expanded our product offering through acquisitions and internal development efforts. Tools such as Natural/ADABAS to JAVA and IMS migration were introduced during 2006 and were integrated into BluePhoenix’s suite of solutions. We constantly update our suite of Solutions in order to support a larger variety of languages, databases and platform conversions. We believe that, as a result, IT service companies choose to license our technologies for use in modernization projects for their end customers.

•
We have strengthened our sales team and devoted significant management attention to increase market awareness and to establish a strong reputation as a leader in the modernization market. We have also increased our marketing efforts through targeted exhibitions, an expanded public relations program, web and email marketing, online web casts and other lead generation campaigns. These have significantly contributed to increasing the interest in our products and solutions and have helped to drive the growth in revenues.

We believe that these growth factors will continue to affect our revenues in year 2007.

The price of a modernization project mainly depends on the number of lines of code to be converted, and is determined independently of the source and target platforms. As a result, the prices of our solutions do not fluctuate significantly.

We constantly update our suite of tools in order to support a larger variety of languages, databases and platform conversions. As a result, IT service companies choose to license our technologies for use in modernization projects for their end customers. Revenues generated from products grew from $8.7 million in 2005 to $10.2 million in 2006, representing 15% of the overall revenues in each of these years.

The table below presents the breakdown of our revenues based on the location of our customers for the periods indicated:

	2006	2005	2004
	%	%	%
United States	22	30	36
Europe (other than Denmark)	42	32	28
Denmark	15	21	18
Israel	15	14	15
Other	6	3	3
Total	100	100	100

Relationships that we developed during previous years with several large European customers have matured and started to generate a growing stream of projects. As a result, our revenues in Europe grew from $15.9 million in 2004 to $18.6 million in 2005 and to $28.4 million in 2006.

In order to compensate for the decrease in our revenues generated in North America, we plan to expand our sales and marketing efforts in this market.

Cost of revenues. Cost of revenues consists of salaries, travel costs relating to projects and services rendered, amortization of capitalized software costs and fees paid to independent subcontractors. Cost of revenues increased 12% from $25.4 million in 2005 to $28.5 million in 2006. Cost of revenues as a percentage of revenues decreased 1.2% from 43.1% in 2005 to 41.9% in 2006. The decrease in cost of revenues as a percentage of revenues was mainly due to the expansion of our offshore centers, a process that is expected to continue in 2007. During 2006, we increased the number of professional employees in our offshore centers by 11%. These new employees enabled us to replace on-site facility employees, thus decreasing the number of relatively expensive technical experts. The reduction in costs in our offshore centers relative to the costs in our on-site facilities resulted in an average savings of 30%-50% per employee. In addition, as the degree of automation of our tools increases, the need for expert services decreases, and as a result our direct expenses decrease.

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

Software development costs, gross, increased from $16.3 million in 2005 to $17.4 million in 2006. As a percentage of revenues, software development costs, gross decreased to 25.6% in 2006 compared to 27.7% in 2005. This decrease was primarily due to the market release of developed modernization tools and a reduction in costs by using our offshore centers.

In the past few years, our development costs have been attributed to the development of our unique modernization suite of tools. Software development costs are charged to operations as incurred, unless capitalized according to SFAS 86. In 2006, we capitalized software development costs in an aggregate amount of $7.5 million compared to $8.0 million in 2005. During 2005 and 2006, we introduced several new solutions:

•	BluePhoenix LogicMiner – Solution for Understanding and Mining COBOL Applications;
•	BluePhoenix Redevelopment SOA – New Redevelopment Solution for Converting COBOL Applications to Java and C#; and
•	Automated Tool for Converting ADABAS/Natural Applications to Java Using Rational databases.

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

The increase in sales in Europe is partially attributable to our marketing efforts during 2005, which resulted in a 19% increase in revenues in Europe (including Denmark) in 2005 compared to 2004. In addition, the consolidation of I-Ter contributed to our annual revenue growth in Europe. In the United States there was a decrease of 15% in revenues in 2005 compared to 2004. This decrease is mainly attributable to a delay in new orders from the North American market during the first half of 2005.

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

We have entered into credit facilities with Bank Discount Le’Israel Ltd., Bank Ha’Poalim Ltd. Bank Leumi Le’Israel Ltd. and the First International Bank Ltd., of up to an aggregate of $33.5 million. The aggregate amount outstanding under these credit facilities as of December 31, 2006 was $22.2 million, and as of March 22, 2007 was $22.1 million. We used these credit facilities to finance certain acquisitions, to give guarantees, and for interim financing, in accordance with our cash requirements. A portion of the credit lines were used in 2006 to finance the acquisitions of CodeStream and Zulu. See item 4 B" Investment and Acquisitions". These credit facilities provide for loans in various currencies and bear various interest rates. In connection with these credit facilities extended to us by these banks, we are committed to certain covenants related to our operations, such as:

•	maintaining a minimum level of shareholders’ equity of no less than 40% of our total assets and no less than $40 million;
•	maintaining a level of annual operating income before depreciation and amortization of no less than $5 million; and
•	maintaining a ratio of our bank liabilities to current assets, excluding other current assets, of no more than 55%.

To date, we have met all such covenants.

On December 31, 2006, we had cash and cash equivalents (including marketable securities) of $12.7 million and working capital of $17.9 million. On December 31, 2005, we had cash and cash equivalents of $10.8million and working capital of $4.5 million.

Net cash provided by operating activities was $10.0 million in 2006 compared to $5.2 million in 2005. Cash provided by operating activities improved in 2006 as compared to 2005 primarily as a result of an increase in net income. In addition, there was an increase in cash flow due to certain down payments from customers. This increase was partially offset by increased accounts receivables that were a result of extended payment terms to several long-term customers who placed repeat large purchase orders.

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

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2006:

	Payment due by period
	Total	Less than 1 year	1–3 years	4–5 years	More than 5 years
	In thousands $
Long term debt obligations	34,075	-	24,469	9,607	-
Operating lease obligations	5,741	3,063	2,749	44	-
Total	39,816	3,063	27,218	9,651	-

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
________________
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

•
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

•	a person would become, as a result of such transaction, a controlling shareholder of the company.

Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his power in the company including, among other things, voting in a general meeting of shareholders on the following matters:

•	any amendment to the articles of association;
•	an increase of the company’s authorized share capital;
•	a merger; or
•	approval of interested party transactions that require shareholder approval.

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

Unless otherwise specifically indicated, the address of each of the persons set forth below is at c/o BluePhoenix, 8 Maskit Street, Herzlia 46120.

Name	Shares beneficially owned(1)
	Number	Percentage of outstanding ordinary shares	Options to purchase ordinary shares Number
Arie Kilman (2)	564,999(3)	3.7%	725,000(1)
Gad Goldstein	230,628	1.5
Aaron Crystal	587,000	3.8
Shai Beilis	—	—
Iris Yahal	—	—	45,000(4)
Naamit Salomon	—	—
Gur Shomron	—	—
Guy Bernstein
Michael Chill	—	—
Amira Berkovitz-Amir	—	—
All directors and officers as a group (10 persons) (3) (5)	2,152,627	13.3	770,000

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

Name and Address	Number	Percent (1)

Formula Systems (1985) Ltd.	8,038,526(2)	52.3%(2)

Aaron Crystal	587,000(3)	3.8%

Arie Kilman	1,289,999(4)	8.0%(5)

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

Indemnification of Office Holders

Since July 2003, we grant to our office holders’ indemnification letters covering acts performed in their capacity as office holders or employees of our company. On December 27, 2005, our shareholders approved an amendment to those indemnification letters, following a recent amendment to the Companies Law. Pursuant to the amended indemnification letters, we undertake to indemnify each office holder to the maximum extent permitted by law in respect of the following for any act or omission taken or made by the office holder in his or her capacity as an office holder of our company:

•	any financial obligation imposed on the office holder in favor of another person by a court judgment, including a settlement or an arbitrator’s award approved by court,

•
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

•
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

•	a willful breach by the office holder of his or her duty of care, unless such breach was solely due to negligence;

•	an action taken or not taken with the intent of unlawfully realizing personal gain;

•	a fine or penalty imposed on the office holder for an offense; and

•	a counterclaim made by us in connection with a claim against us filed by the office holder.

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

Under the Companies Law, a shareholder has a duty to act in good faith towards the company in which he holds shares and towards other shareholders and to refrain from abusing his power in the company including voting in the general meeting of shareholders on:

•	any amendment to the articles of association;
•	an increase of the company’s authorized share capital;
•	a merger; or
•	approval of some of the acts and transactions that require shareholder approval.

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

United States Federal Income Tax Considerations

Subject to the limitations described herein, this discussion summarizes certain U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to a U.S. holder. A U.S. holder is a holder of our ordinary shares that is:

•	an individual citizen or resident of the U.S. for U.S. federal income tax purposes;
•	a corporation (or another entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof;
•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
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

Information Reporting and Backup Withholding

A U.S. holder generally is subject to information reporting and may be subject to backup withholding at a rate of up to 28% with respect to dividend payments on, and the proceeds from the disposition of, the ordinary shares. Backup withholding will not apply with respect to payments made to exempt recipients, including corporations, or if a U.S. holder provides correct taxpayer identification number (or certifies that he has applied for a taxpayer identification number), certifies that such holder is not subject to backup withholding or otherwise establishes an exemption. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder, or alternatively, the U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the IRS.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Michael Chill and Ms. Amira Berkovitz-Amir, both members of our audit committee, are "audit committee financial experts" and are independent as defined by applicable SEC regulations.

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

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.
1.1	English translation of the Memorandum of Association as amended on July 23, 2003(1)

1.2	Articles of Association as amended on December 27, 2005(2)
4.1	Agreement dated January 11, 2001 among the Registrant, the Israel Mezzanine Fund L.P., The Israel Mezzanine Fund, The Jordan (Bermuda) Investment Company Ltd.(3)

4.2	Amendment dated August 7, 2003 to agreement among the Registrant, the Israel Mezzanine Fund L.P., The Israel Mezzanine Fund and The Jordan (Bermuda) Investment Company Ltd. dated January 11, 2001 (4)

4.3	Share Purchase Agreement dated March 30, 2004, among the Registrant and four institutional investors in connection with a $5 million private placement(5)

4.4	Amendment dated February 18, 2005 to Share Purchase Agreement among the Registrant and four institutional investors in connection with a $5 million private placement(5)

4.5	Registration Rights Agreement dated March 30, 2004, among the Registrant and four institutional investors in connection with a $5 million private placement(5)

4.6	The 1996 Share Option Plan – Part One, as amended on January 28, 1997, December 5, 1999, December 18, 2000, December 26, 2000 and August 6, 2003(4)

4.7	Agreement dated January 1, 1996 between the Registrant and Argotec Ltd.(6)

4.8	English translation of Loan Agreement between Liraz Systems Ltd. and Arie Kilman dated April 2000 as amended by the Addendum dated April 2002(4)

4.9	Form of Indemnification Letter dated December 27, 2005 between the Registrant and certain office holders(2)

4.10	Summary of credit line Letter Agreement between the Registrant and Bank Leumi Le’Israel Ltd.(4)

4.11	Master Services Agreement between BluePhoenix Solutions Nordic AS and SDC Udvikling A/S dated October 1, 2002(2)

4.12	Agreement dated December 14, 2006 among the registrant, CodeStream Software Ltd. and certain shareholders of CodeStream Software Ltd.

4.13	English translation of cooperation agreement dated August 8, 2006 between Matrix IT Ltd. and the Registrant

8	List of Subsidiaries

12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act

Exhibit No.
12.2	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act

15	Consent of Ziv Haft registered certified public accountants (Isr.) BDO member firm

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

BLUEPHOENIX SOLUTIONS LTD.
(Registrant)
By:	/s/ Varda Sagiv
Varda Sagiv Chief Financial Officer

Date: December 26, 2007

EXHIBIT INDEX

Exhibit No.
1.1	English translation of the Memorandum of Association as amended on July 23, 2003(1)

1.2	Articles of Association as amended on December 27, 2005(2)

4.1	Agreement dated January 11, 2001 among the Registrant, the Israel Mezzanine Fund L.P., The Israel Mezzanine Fund, The Jordan (Bermuda) Investment Company Ltd.(3)

4.2	Amendment dated August 7, 2003 to agreement among the Registrant, the Israel Mezzanine Fund L.P., The Israel Mezzanine Fund and The Jordan (Bermuda) Investment Company Ltd. dated January 11, 2001 (4)

4.3	Share Purchase Agreement dated March 30, 2004, among the Registrant and four institutional investors in connection with a $5 million private placement(5)

4.4	Amendment dated February 18, 2005 to Share Purchase Agreement among the Registrant and four institutional investors in connection with a $5 million private placement(5)

4.5	Registration Rights Agreement dated March 30, 2004, among the Registrant and four institutional investors in connection with a $5 million private placement(5)

4.6	The 1996 Share Option Plan – Part One, as amended on January 28, 1997, December 5, 1999, December 18, 2000, December 26, 2000 and August 6, 2003(4)

4.7	Agreement dated January 1, 1996 between the Registrant and Argotec Ltd.(6)

4.8	English translation of Loan Agreement between Liraz Systems Ltd. and Arie Kilman dated April 2000 as amended by the Addendum dated April 2002(4)

4.9	Form of Indemnification Letter dated December 27, 2005 between the Registrant and certain office holders(2)

4.10	Summary of credit line Letter Agreement between the Registrant and Bank Leumi Le’Israel Ltd.(4)

4.11	Master Services Agreement between BluePhoenix Solutions Nordic AS and SDC Udvikling A/S dated October 1, 2002(2)

4.12	Agreement dated December 14, 2006 among the registrant, CodeStream Software Ltd. and certain shareholders of CodeStream Software Ltd.

Exhibit No.
4.13	English translation of cooperation agreement dated August 8, 2006 between Matrix IT Ltd. and the Registrant

8	List of Subsidiaries

12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act

12.2	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act

15	Consent of Ziv Haft registered certified public accountants (Isr.) BDO member firm

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

BLUEPHOENIX SOLUTIONS LTD.
2006 Annual Report

BLUEPHOENIX SOLUTIONS LTD.
2006 CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	F-1

Consolidated Financial Statements:

Balance Sheets	F-2

Statements of Operations	F-3

Statements of Changes in Shareholders’ Equity	F-4

Statements of Cash Flows	F-5 – F-6

Notes to Consolidated Financial Statements	F-7 – F-57

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

Tel Aviv, Israel
March 29, 2007

Ziv Haft
Certified Public Accountants (Isr.)
BDO Member Firm

BLUEPHOENIX SOLUTIONS LTD.
CONSOLIDATED BALANCE SHEETS

	December 31,
	2006	2005
	(in thousands)
ASSETS
CURRENT ASSETS (Note 12):
Cash and cash equivalents	$11,627	$10,791
Marketable securities	1,053	-
Trade accounts receivable (Note 14A1)	26,489	18,143
Other current assets (Note 14A2)	3,096	2,495
Total current assets	42,265	31,429
LONG-TERM TRADE RECIVABLES	1,390	-

INVESTMENTS IN AFFILIATES AND OTHER COMPANIES	-	370

PROPERTY AND EQUIPMENT, NET (Note 3)	2,147	2,160

GOODWILL (Note 4)	44,838	38,832

SOFTWARE DEVELOPMENT COSTS AND OTHER (Note 5)	36,826	26,900

Total assets	$127,466	$99,691

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES (Note 12):
Short-term bank credit and others (Note 6)	$609	$14,095
Convertible debentures	4,482	-
Accounts payable and accruals:
Trade	4,594	3,088
Deferred revenue	7,790	2,776
Other (Note 14A3)	6,929	6,924
Total current liabilities	24,404	26,883
LONG-TERM LIABILITIES:
Convertible debentures (Note 11B2, 11B3)	14,049	4,342
Accrued severance pay, net (Note 7)	1,718	1,309
Provision for losses in formerly-consolidated subsidiary (Note 8)	1,971	1,971
Loans from banks and others (Note 9)	20,027	8,389
Total long-term liabilities	37,765	16,011
MINORITY INTERESTS	5,348	5,031
COMMITMENTS AND CONTINGENCIES (Note 10)
SHAREHOLDERS’ EQUITY (Note 11):
Share capital - ordinary shares of NIS 0.01 par value (authorized: December 31, 2006 and 2005 - 30,000,000 shares; issued: December 31, 2006 15,945,952 shares; December 31, 2005 - 15,430,403 shares)	31	31
Additional paid-in capital	58,556	56,205
Accumulated other comprehensive loss	(1,537)	(1,537)
Retained earnings	16,447	11,775
	73,497	66,474
Cost of 1,647,594 Company shares held by subsidiaries (December 31,2005 - 1,870,565 shares)	(13,548)	(14,708)

Total shareholders’ equity	59,949	51,766

Total liabilities and shareholders’ equity	$127,466	$99,691

BLUEPHOENIX SOLUTIONS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2006	2005	2004
	(in thousands, except per share data)

Revenues (Note 14B1):
Products	$10,150	$8,718	$11,525
Services	57,854	50,229	45,661
Total revenues	68,004	58,947	57,186
Cost of revenues:
Products	1,882	1,570	969
Services	26,633	23,809	23,284
Total cost of revenues	28,515	25,379	24,253
Gross profit	39,489	33,568	32,933
Software development costs, net	9,400	8,006	8,055
Selling, general, and administrative expenses	22,149	21,611	21,388
Operating income	7,940	3,951	3,490
Financial expenses, net (Note 14B3)	(3,515)	(1,978)	(882)
Gain on realization of shareholdings (Note 14B4)	-	-	112
Other income, net (Note 14B5)	282	104	975
Income before taxes on income	4,707	2,077	3,695
Taxes on income (benefit) (Note 13)	(282)	149	260

	4,989	1,928	3,435
Share in losses of affiliated companies, net	-	-	(516)

Minority interest in profits of subsidiaries	(317)	(139)	(73)
Net income	$4,672	$1,789	$2,846

Earnings per share (Note 14C):
Basic	$0.34	$0.13	$0.21
Diluted	$0.33	$0.13	$0.21

Weighted average number of shares outstanding (Note 14C):
Basic	13,889	13,557	13,523
Diluted	14,371	13,960	14,679

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

APPENDIX A - INVESTMENT IN NEWLY-CONSOLIDATED SUBSIDIARIES AND PURCHASE OF ACTIVITY:

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

APPENDIX B - NON-CASH ACTIVITIES:

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (cont.):

B.	Principles of Consolidation:

The consolidated financial statements include the accounts of BluePhoenix and its subsidiaries in which it has a controlling interest, and a certain variable interest entity that the Company is required to consolidate pursuant to Financial Accounting Standards Board Interpretation No. 46 “Consolidation of Variable Interest Entities” as revised in December 2003 (“FIN 46R”) - See also Note 2F. Acquisition of subsidiaries is accounted for under the purchase method. All intercompany balances and transactions have been eliminated upon consolidation.

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

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (cont.):

F.	Property and Equipment, Net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over their estimated useful lives. Annual rates of depreciation are as follows:

%

Computers and peripheral equipment	20-33 (mainly 33)
Office furniture and equipment	6-15 (mainly 7)
Leasehold improvements	Over the term of the lease or the life of the assets, whichever is shorter
Motor vehicles	15

G.	Impairment of Long-Lived Assets:

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

In the Company's management estimate, total capitalized costs do not exceed the net realizable value of the software product. In the event that unamortized software development costs exceed the net realizable value of the product, they would be written down to net realizable value.

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

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The Company issues stock options to its employees and directors and provides the right to purchase stock pursuant to approved stock option and employee stock purchase programs. Prior to the adoption of FAS 123R, the Company elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Options Issued to Employees” and related interpretations (collectively “APB No. 25”), in accounting for its stock option plans. Under APB No. 25, when the exercise price of an employee stock option is less than the market price of the underlying stock on the date of grant, compensation expense is recognized. No stock-based employee compensation cost was recognized in income for the years ended December 31, 2004 or 2005, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of the grant.

As a result of adopting FAS 123R on January 1, 2006, the Company’s income before taxes and net income for the year ended December 31, 2006 was $40 thousand lower than if the Company had continued to account for share-based compensation under APB 25. Basic and diluted earnings per share, compared to reported basic and diluted earning per share, for the year ended December 31, 2006 would have remained the same if the Company had not adopted FAS 123R.

The Company did not realize any tax benefit as a result of the exercise of stock options in 2006 prior to the adoption of FAS 123R.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (cont.):

K.	Revenue Recognition (cont.):

For these multiple elements, SOP 97-2 requires that the fair value of each component in a multiple element arrangement will be determined based on the vendor’s specific objective evidence (VSOE) for that element, and revenue is allocated to each component based on its fair value. SOP 98-9 requires that revenue be recognized under the “residual method” when VSOE does not exist for all the delivered elements, VSOE of fair value exists for all undelivered elements, and all other SOP 97-2 criteria are met. Under the residual method, any discount in the arrangement is allocated to the delivered elements. The specific objective evidence for the PCS is established by the price charged on PCS sold separately or renewed. . The VSOE for the consulting services is established by the price charged on other time based consulting service contracts where no sale of other elements is involved, considering the territory where the service is performed, the size of the customer, the quantity of the purchased services, the professional expertise of the consultants, etc. The revenue associated with the delivered elements is recognized using the residual method discussed above.

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

When a project involves significant production, modification, or customization of software, and for other fixed fee contracts, revenue is generally recognized according to the percentage of completion method, in accordance with the provisions of SOP 81-1 “Accounting for Performance of Construction-Type Contracts.” Under this method, estimated revenue is generally accrued based on costs incurred to date, as a percentage of total updated estimated costs. Contracts with extended payment terms are initially recorded in present value in accordance with APB 21 "Interest on Receivables and Payables".

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

Royalty-bearing grants from the Government of Israel and other governmental institutions for funding approved research and development projects, are recognized at the time the Company is entitled to such grants. Such grants are included as a deduction of software development costs. Grants received in 2006, 2005 and 2004 amounted to $417, $319 and $398 thousands, respectively. The Company is committed to pay royalties related to grants from the Government of Israel on sales with regard to the funded products of approximately 3% of the generated revenues from such products. These royalties are recognized as incurred as costs of revenues.

T.	Treasury Shares:

Treasury shares are presented as a reduction of shareholders' equity, at their cost to the Company.

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

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB No. 87, 88, 106 and 132(R)" ("SFAS 158"). SFAS 158 requires that the funded status of defined benefit postretirement plans be recognized on the company's balance sheet, and changes in the funded status be reflected in comprehensive income, effective fiscal years ending after December 15, 2006. The adoption of this statement did not have an impact on the consolidated financial statements.

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

In November 2006, the FASB ratified EITF Issue No. 06-7," Issuer’s Accounting for a Previously Bifurcated Conversion Option in a Convertible Debt Instrument When the Conversion Option No Longer Meets the Bifurcation Criteria in FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities" (“EITF 06-7”). At the time of issuance, an embedded conversion option in a convertible debt instrument may be required to be bifurcated from the debt instrument and accounted for separately by the issuer as a derivative under FAS 133, based on the application of EITF 00-19. Subsequent to the issuance of the convertible debt, facts may change and cause the embedded conversion option to no longer meet the conditions for separate accounting as a derivative instrument, such as when the bifurcated instrument meets the conditions of Issue 00-19 to be classified in stockholders’ equity. Under EITF 06-7, when an embedded conversion option previously accounted for as a derivative under FAS 133 no longer meets the bifurcation criteria under that standard, an issuer shall disclose a description of the principal changes causing the embedded conversion option to no longer require bifurcation under FAS 133 and the amount of the liability for the conversion option reclassified to stockholders’ equity. In addition, under the EITF, for conversion of option for which the carrying amount has previously been reclassified to shareholders' equity, the issuer should recognize any unamortized discount remaining at the date of conversion immediately as interest expense. EITF 06-7 should be applied to all previously bifurcated conversion options in convertible debt instruments that no longer meet the bifurcation criteria in FAS 133 in interim or annual periods beginning after December 15, 2006, regardless of whether the debt instrument was entered into prior or subsequent to the effective date of EITF 06-7. Earlier application of EITF 06-7 is permitted in periods for which financial statements have not yet been issued. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

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

In December 2006, the Company acquired from a company incorporated in the United Kingdom, CodeStream Software Ltd., certain business activities in the field of modernization of legacy databases, particularly IDMS and other mainframe platforms. Pursuant to the purchase agreement, the Company hired 18 persons previously employed by CodeStream and assumed all the obligations in respect of the purchased activities. In consideration thereof the Company paid CodeStream ₤5.2 million (approximately $10.2 million).

In addition, the Company undertook to issue to CodeStream a convertible debenture in a principal amount of ₤2.9 million (approximately $5.7 million), if, (i) not later than December 14, 2008, the Company receive purchase orders from a key customer of CodeStream, in an aggregate amount of not less than ₤2.2 million (approximately $4.3 million), and (ii) such purchase orders are collectible under the purchase orders not later than December 14, 2009. The debenture shall be issued upon the fulfillment of the aforementioned conditions and shall be due two years after the date of issuance. The debenture shall bear interest at a rate of LIBOR plus 1.5% calculated on a quarterly basis. Interest shall be calculated on the principal amount of the debenture beginning on December 14, 2006.

In addition, the Company undertook to issue to CodeStream a second convertible debenture in a principal amount of ₤500,000 (approximately $982 thousand), if (i) not later than December 14, 2010, the Company receives an additional purchase orders from the same key customer of CodeStream, in an aggregate amount of not less than ₤800,000 (approximately $1.6 million), and (ii) such purchase orders are collectible not later than 36 months after the first debenture was issued. The debenture shall be due two years after the date of issuance and shell bear interest at a rate of LIBOR plus 1.5% calculated on a quarterly basis. Interest will accrue on the principal amount of the debenture beginning on the date of issuance of the first debenture.

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

Since CodeStream's activity constitutes a "business" in accordance with EITF 98-3 "Determining Whether a Non-monetary Transaction Involves Receipt of Productive Assets of a Business", the acquisition was accounted under the guidelines of SFAS 141 "Business Combinations".

Accordingly, the consideration of the acquisition was attributed to net assets acquired and liabilities assumed based on their fair value. Upon a purchase price allocation performed by an independent appraisal, an amount of $4.6 million was allocated to CodeStream's core technology to be amortized over 5 - years period, and an amount of $0.5 million was allocated to estimated fair value of the customer related intangible assets, which is being amortized over its estimated useful life - currently 5 years, and an amount of $5.8 million was allocated to goodwill. The future contingent consideration, if established, will be recorded as goodwill.

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

The consideration for the acquisition was attributed to net assets on the basis of fair value of assets acquired and liabilities assumed. Based upon a purchase price allocation performed by the Company, an amount of $498 thousand was allocated to the estimated fair value of the customer related intangible assets, which is being amortized over its estimated useful life - currently 3 years.

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

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Certain Transactions (cont.):

H.	Zulu Software Inc. (cont.):

The consideration for the acquisition was attributed to net assets on the basis of fair value of assets acquired and liabilities assumed. Based upon a purchase price allocation, the purchase price was allocated to the purchased technology and is amortized over 5 - years period.

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

The following unaudited pro forma summary presents information as if the acquisition of Zulu and CodeStream's activity had occurred as of January 1, 2006, and 2005 and as if the acquisition of I-Ter had occurred as of January 1, 2005 and 2004. The pro forma information, which is provided for informational purposes only, is based on historical information and does not necessarily reflect the results that would have occurred, not is it necessarily indicative of future results of operations of the consolidated entity.

	Year ended
	December 31,
	2006	2005	2004
	(In thousands, except per share data)
	(Unaudited)

Revenues	$69,773	$61,301	$57,671
Net income (loss)	$3,599	$(1,618)	$(200)
Earning (loss) per share - basic	0.26	(0.12)	(0.01)
Earning (loss) per share - diluted	0.25	(0.12)	(0.01)

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Certain Transactions (cont.):

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

Note 3 - Property and Equipment, Net:

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

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Goodwill:

	December 31,
	2006	2005
	(in thousands)

Carrying amounts at beginning of year	$38,832	$37,090
Acquired	6,006	1,742
Carrying amount at end of year	$44,838	$38,832

Note 5 - Software Development Costs and Other:

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

The estimated aggregate amortization of customer related intangible asset for the following years is as follows: 2007: $374 thousand, 2008: $255 thousand, 2009: $210 thousand,: 2010: $148, and 2011: $80 thousand.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 - Short-Term Bank Credit and Other:

Composition:

	Average Interest rate
	December 31,		December 31,
	2006	Linkage	2006	2005
	%	Basis	(in thousands)

Bank overdraft and loans	7.5	NIS	$27	$2,654
Short-term bank loans	-	CPI	-	12
Short-term bank loans	-	Dollar	-	5,556
Promissory note to Fimi	-	Dollar	-	4,293
Short-term bank loans	5.98	Euro	55	1,580
Current portion of long-term bank loan	5.84	Euro	527	-
			$609	$14,095

Note 7 – Accrued Severance Pay, Net:

A.	Accrued Liability:

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

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Commitments and Contingencies:

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

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Commitments and Contingencies (cont.):

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

7.   As to a guarantee of debt by Cicero - see Note 8.

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

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Commitments and Contingencies (cont.):

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - Shareholders’ Equity:

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

1.   Employee Share Option Plans:

a)    The 1996 Share Option Plan:

In 1996, the Company adopted two option plans. One of these option plans was terminated after all options granted under it were exercised. Pursuant to the other 1996 option plan, as amended, the Company reserved 3,700,000 ordinary shares for issuance to officers, consultants and employees of the Company and its subsidiaries. The exercise price of the options granted under the 1996 option plan ranges from $2.25 to $10.50.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - Shareholders’ Equity (cont.):

B.	Share Options (cont.):

1.   Employee Share Option Plans (cont.):

a)	The 1996 Share Option Plan (cont.):

The total fair value of options vested during the year ended December 31, 2006 was $40 thousand.

Under the 1996 option plan, unless determined otherwise by the Board, options vest over a three-year period from the date of grant and expire 10 years after grant date. Unvested options are forfeited upon termination of employment.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - Shareholders’ Equity (cont.):

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

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - Shareholders’ Equity (cont.):

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

*        The fair value of each option granted is estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0% for all years; expected volatility: 2006 - 45%, 2005 - 41%, 2004 - 26%; risk-free interest rate: 2006- 4.97%, 2005 - 3.93%, 2004 - 2.78%; and expected life: 2006 and 2005 - 5.5 years, 2004 - 3 years.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The aggregate intrinsic value of outstanding and exercisable options at December 31, 2006 was $3,590 thousand and $3,025 thousand, respectively.

The Company is required to assume a dividend yield as an input in the Black-Scholes model. The dividend yield assumption is based on the Company’s historical experience and expectation of future dividends payouts and may be subject to change in the future.

The Company uses historical volatility in accordance with FAS 123R. The computation of volatility uses historical volatility derived from the Company’s exchange-traded shares.

The risk-free interest assumption is the implied yield currently available on U.S. Treasury zero-coupon bonds, issued with a remaining term equal to the expected life term of the Company’s options.

As permitted by SAB 107, the Company used the simplified method to compute the expected option term for options granted in 2006.Note 11 - Shareholders’ Equity (cont.):

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

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In addition to the debentures, the institutional investors were issued warrants to purchase up to 285,714 BluePhoenix ordinary shares at an exercise price of $6.50 per share, subject to adjustments similar to those pertaining to the conversion price of the debentures. The warrants are exercisable during a 5-year period commencing September 2004.

Note 11 - Shareholders’ Equity (cont.):

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

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - Shareholders’ Equity (cont.):

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

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - Shareholders’ Equity (cont.):

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

In accordance with APB No. 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants", a portion of the proceeds of the convertible debentures issued with detachable warrants was allocated to the warrants and to the convertible instrument at the time of issuance. Amounts allocated to the warrants were accounted for as liabilities, in accordance with EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled In, a Company's Own Stock," and were revalued, based on the fair values of the underlying shares, on each reporting date, against financial expenses (income). The financial income relating to the change in the value of the warrants derivative amounted to $9 thousand for the year ended December 31, 2006.

Since the debentures include an anti-dilution adjustment and the conversion price is not fixed, the Company recorded the embedded conversion feature at fair value in the amount of $1.35 million and it's being marked to market in accordance with EITF 00-19 and EITF 05-02 "Meaning of Conventional Convertible Debt Instrument in Issue No. 00-19". Financial expenses relating to the reevaluation of the conversion feature amounted to $82 thousand in fiscal 2006.

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

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - Shareholders’ Equity (cont.):

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

The minimum level of the exchange rate was accounted for as an embedded put option and accordingly was bifurcated from the host debt contract. The put option was recorded at fair value on the issuance date and is being marked to market in accordance with SFAS No 133" Accounting for Derivative Instruments and Hedging Activities". During 2006, financial expenses amounted to $808 thousand in connection with the granted put option.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - Shareholders’ Equity (cont.):

B.	Share Options (cont.):

4.	Employee Option Plans in a Subsidiary:

A subsidiary granted options to its employees to purchase the subsidiary’s shares. The options are exercisable during a 3-year period after the date of grant. A summary of the status of the option plans as of December 31, 2006 and 2005 and changes during the years then ended is given below:

	2006		2005
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		$		$
Options outstanding at beginning of year Changes during the year:	4,679,487	0.84	4,463,487	0.97
Granted	-	0.65	426,000	0.65
Exercised	-		-
Forfeited/cancelled	(295,500)	0.85	(210,000)	0.85
Options outstanding at end of year	4,383,987	0.84	4,679,487	0.84
Options exercisable at year-end	4,383,987	0.84	4,679,487	0.84
Weighted-average fair value of options granted during the year *	-		0.22

*
The fair value of each option granted is estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0% for all years; expected volatility: 2005 - 44%; risk-free interest rate: 2005 - 3.93%, and expected life: 2005 - 3 years.

The following table summarizes information about fixed share options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at December 31, 2006	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2006	Weighted Average Exercise Price
$		Years	$		$
0.1-0.50	783,421	9.58	0.26	783,421	0.26
0.65	2,479,173	6.33	0.65	2,479,173	0.65
0.75-2.5	1,121,393	16.15	1.72	1,121,393	1.72
	4,383,987			4,383,987

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - Shareholders’ Equity (cont.):

C.	Dividends:

1.	The Company has not paid any cash dividends on its ordinary shares in the past and does not expect to pay cash dividends on its ordinary shares in the foreseeable future.

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

Note 12 - Monetary Balances in Non-dollar Currency:

	December 31,
	2006	2005
	(in thousands)

ASSETS:
Current assets	$12,422	$16,128
Long-term assets	9	58
	12,431	16,186

LIABILITIES:
Current liabilities	9,287	11,984
Long-term liabilities	10,639	4,684
	19,926	16,668

Net monetary liabilities	$(7,495)	$(482)

Note 13 - Taxes on Income:

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

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 - Taxes on Income (cont.):

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

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 - Taxes on Income (cont.):

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

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 - Taxes on Income (cont.):

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

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 - Supplementary Financial Statement Information:

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

3. Accounts Payable and Accruals - Other:

	December 31,
	2006	2005
	(in thousands)

Government departments and agencies	$370	$336
Employees and wage-related liabilities	4,994	4,018
Accrued expenses and other current liabilities	1,565	2,570
	$6,929	$6,924

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 - Supplementary Financial Statement Information (cont.):

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

  1.    Geographic Areas Information:

Sales: Classified by Geographic Areas:

The Company adopted Statement of financial Accounting Standard No. 131, "Disclosures About Segments of an Enterprise and Related Information", ("SFAS No. 131"). The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). the total revenues are attributed to geographic areas based on the location of end customers.

The following present total revenues for the years ended December 31, 2004, 2005 and 2006:

	Year ended December 31,
	2006	2005	2004
	(in thousands)

USA	$15,048	$17,423	$20,438
Europe (other than Denmark)	28,449	18,643	15,860
Denmark	10,304	12,334	10,122
Israel	10,156	7,991	8,353
Other	4,047	2,556	2,413
	$68,004	$58,947	$57,186

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  Sales by geographic areas are determined based on the customer’s location.

Note 14 - Supplementary Financial Statement Information (cont.):

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

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(*)	Dividend income from Steps Ventures, An Israeli venture capital investment group, in which the Company holds 375,000 shares representing 3.75% of their outstanding share capital.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 - Supplementary Financial Statement Information (cont.):

C.	Earnings Per Share:

Basic earnings per share (“EPS”) was computed based on the average number of shares outstanding during each year, after giving retroactive effect to stock dividends and stock splits. In computing diluted EPS, effect was given to share options outstanding in each period, using the treasury stock method, provided that such effect is not anti-dilutive.

The following table sets forth the computation of basic and diluted net earnings per share.

	Year ended December 31,
	2006	2005	2004
	(in thousands)
1. Numerator:
Amount for basic earning per share - income available to shareholders	$4,672	$1,789	$2,846

Effect of dilutive securities	-	-	276
Amount for diluted earnings per share - income available to shareholders	4,672	1,789	3,122

2. Denominator:
Denominator for basic net earnings per share - weighted average of shares	13,889,483	13,556,627	13,522,866

Effect of dilutive securities:
Employee share options	481,421	403,382	477,713

Dilutive effect of issued debentures	-	-	678,447

Potential dilutive ordinary shares	481,421	403,382	1,156,160

Denominator for diluted net earnings per share - weighted average shares and assumed exercise of options	14,370,904	13,959,909	14,679,026

Basic net earnings per share	$0.34	$0.13	$0.21

Diluted net earnings per share	$0.33	$0.13	$0.21

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

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 - Transactions with Related Parties:

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

G.
In January 2006, the company entered into a services agreement with TIS Ltd., ("TIS"), a Cypriot company. Under the agreement, TIS provided the Company with consulting and other professional services. When the Company signed the agreement with TIS, 38.8% of the share capital of TIS was held by CTI Ltd., ("CTI"), a Cypriot company. Mr. Kilman, the Company’s chief executive officer and director holds 49% interest in CTI. Therefore, the transaction was considered as a related party transaction and the company obtained the necessary approvals required under Israeli law. In November 2006, Mr. Kilman notified the company that CTI sold the shares it held in TIS and it was no longer a shareholder of TIS. In 2006, the company paid fees to TIS in an aggregate amount of $300 thousand.

Note 16 - Subsequent Events:
In 2007 first quarter, several investors converted $1.2 million principal amount of debentures issued in March 2004 into 229,008 ordinary shares, and $2.0 million principal amount of debentures issued in March 2006 into 443,334 of the Company's ordinary shares (see also Note 11B2).