Form 20-F
period 2007-12-31
BLUEPHOENIX SOLUTIONS LTD
filed 2008-03-28
CIK 1029581

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

F O R M 20 – F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report________________

For the transition period from ________ to ________

Commission file number: 005-52583

BLUEPHOENIX SOLUTIONS LTD.
(Exact Name of Registrant as Specified in Its Charter)

Israel
(Jurisdiction of Incorporation or Organization)

8 Maskit Street, Herzliya 46733, Israel
(Address of Principal Executive Offices)

Varda Sagiv, CFO, 8 Maskit Street, Herzliya 46733, Israel
Tel: 972 9 9526110, Fax: 972 9 952611
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
_________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary shares, NIS 0.01 par value	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Ordinary shares, NIS 0.01 par value
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2007:
20,626,627 Ordinary shares, NIS 0.01 per share

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

Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐  Accelerated filer ☒   Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐    Item 18 ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

TABLE OF CONTENTS

P A R T I		1
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS		2
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE		2
ITEM 3. KEY INFORMATION		2
A.	Selected Financial Data	2
B.	Capitalization and Indebtedness	3
C.	Reasons for the Offer and Use of Proceeds	3
D.	Risk Factors	4
ITEM 4. INFORMATION ON THE COMPANY		17
A.	History and Development of the Company-	17
B.	Business Overview	17
C.	Organizational Structure	34
D.	Property, Plants and Equipment	35
ITEM 4A. UNRESOLVED STAFF COMMENTS		36
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS		36
A.	Operating Results	44
B.	Liquidity and Capital Resources	50
C.	Research and Development, Patents and Licenses	55
D.	Trend Information	55
E.	Off-Balance Sheet Arrangements	55
F.	Tabular Disclosure of Contractual Obligations	55
G.	Safe Harbor	56
ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES		56
A.	Directors and Senior Management	56
B.	Compensation	59
C.	Board Practices	60
D.	Employees	67
E.	Share Ownership	68
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		71
A.	Major Shareholders	71
B.	Related Party Transactions	72
C.	Interests of Expert and Counsel	74
ITEM 8. FINANCIAL INFORMATION		75
A.	Consolidated Statements and Other Financial Information	75
B.	Significant Changes	75
ITEM 9. THE OFFER AND LISTING		76
A.	Offer and Listing Details	76
B.	Plan of Distribution	78
C.	Markets	78
D.	Selling Shareholders	78
E.	Dilution	78
F.	Expenses of the Issue	78
ITEM 10. ADDITIONAL INFORMATION		79
A.	Share Capital	79
B.	Memorandum and Articles of Association	79
C.	Material Contracts	82
D.	Exchange Controls	82
E.	Taxation	83
F.	Dividend and Paying Agents	90
G.	Statement by Experts	90
H.	Documents on Display	91
I.	Subsidiary Information	91

ii

iii

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

The name BluePhoenix™ and the names BluePhoenix™ IT Discovery, BluePhoenix™ LogicMiner, BluePhoenix™ DBMSMigrator, BluePhoenix™ PlatformMigrator, BluePhoenix™ Rehosting, BluePhoenix™ LanguageMigrator, BluePhoenix™ DataMigrator, BluePhoenix™ SOA-Ready Enablement (Formerly known as WS4Legacy,) BluePhoenix™ FieldEnabler, BluePhoenix™ StandardsEnabler, BluePhoenix™ COBOL/LE-Enabler, BluePhoenix™ EuroEnabler, BluePhoenix™ Refactoring Repository (Nebula- code name), BluePhoenix™ AppBuilder, BluePhoenix™ Redevelopment, ASNA Monarch ™, ASNA Visual RPG® (AVR) and ASNA DataGate® appearing in this annual report are trademarks of our company. Other trademarks in this annual report are owned by their respective holders.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following tables present our consolidated statement of operations and balance sheet data for the periods and as of the dates indicated. We derived the statement of operations data for each of the years ended December 31, 2005, 2006 and 2007 and the balance sheet data as of December 31, 2006 and 2007 from our consolidated financial statements included in Item 18 of this annual report, which have been prepared in accordance with generally accepted accounting principles as applied in the United States, or U.S. GAAP. Our consolidated financial statements have been audited by Ziv Haft, independent registered public accounting firm, BDO member firm. The selected consolidated financial data as of December 31, 2003, 2004 and 2005 and for the years ended December 31, 2003 and 2004 is derived from our audited financial statements not included in this annual report, which have been prepared in accordance with U.S. GAAP. You should read the selected consolidated financial data set forth below together with our consolidated financial statements included elsewhere in this annual report. See “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,
	2007	2006	2005	2004	2003
	$
Consolidated Statements of Operations Data:	(in thousands, except per share data)
Revenues	$88,398	$68,004	$58,947	$57,186	$54,340
Cost of revenues	38,661	28,515	25,379	24,253	24,115
Gross profit	49,737	39,489	33,568	32,933	30,225
Research and development costs	14,109	9,400	8,006	8,055	8,138
Selling, general, and administrative expenses	32,820	22,149	21,611	21,388	20,140
Goodwill impairment	6,989	-	-	-	-
Restructuring costs	694	-	-	-	-
Total operating expenses	54,612	31,549	29,617	29,443	28,278
Operating income (loss)	(4,875)	7,940	3,951	3,490	1,947
Financial income (expenses), net	(4,373)	(3,515)	(1,978)	(882)	165
Gain on realization of shareholdings	-	-	-	112	376
Other income, net	892	282	104	975	567
Income (loss) before taxes on income	(8,326)	4,707	2,077	3,695	3,055
Income tax expense (income)	68	(282)	149	260	152
	(8,394)	4,989	1,928	3,435	2,903
Equity in earnings (losses) of affiliated companies, net	35	-	-	(516)	(898)
Minority interest	163	(317)	(139)	(73)	(154)
Net income (loss)	$(8,196)	$4,672	$1,789	$2,846	$1,851
Basic earning (loss) per share	$(0.48)	$0.34	$0.13	$0.21	$0.14
Diluted earnings (loss) per share	$(0.48)	$0.33	$0.13	$0.21	$0.14
Weighted average number of shares outstanding	17,145	13,889	13,557	13,523	13,451
Weighted average number of shares outstanding assuming dilution	17,145	14,371	13,973	14,679	13,644

	December 31,
	2007	2006	2005	2004	2003
	$
Consolidated Balance Sheet Data:	(in thousands)
Working capital	$25,299	$17,861	$4,546	$6,357	$246
Total assets	146,858	127,466	99,691	90,882	80,820
Total liabilities	29,965	62,169	42,894	37,381	30,732
Shareholders’ equity	111,708	59,949	51,766	48,631	45,398

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our business, financial condition, and results of operations could be materially adversely affected by any of the following risks. Additional risks and uncertainties that we are not aware of or that we currently believe are immaterial may also adversely affect our business, financial condition, results of operations and our liquidity. The trading price of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business

If capital spending on information technology, or IT, slows down, our business could be seriously harmed.

Economic changes such as the U.S. subprime mortgage loan crisis and the economic instability caused by the rise in oil prices, are affecting companies’ willingness, in both the U.S. and in Europe, to make capital spending on IT projects. In addition, many of our customers are in the financial sector. A slow-down in the financial markets may affect these customers’ willingness to make capital spending on IT projects. We cannot know whether IT capital spending and investment in IT projects will continue in the future at the same level, or how the economic conditions will affect our business. Accordingly, we cannot assure you that we will be able to increase our revenues or keep our revenues at the same level as in 2007.

Our acquisition of existing businesses and our failure to successfully integrate these businesses could disrupt our business, dilute your holdings in us, and harm our financial condition and operating results.

From 2004 through 2007, we acquired and increased our investment in several businesses. We intend to make future strategic acquisitions of complementary companies, products, or technologies. Such acquisitions could disrupt our business. In addition, your holdings in our company would be diluted if we issue equity securities in connection with any acquisition, as we did in the acquisitions of BridgeQuest Inc., and the activity of CodeStream Software Ltd., referred to as CodeStream.

Acquisitions involve numerous risks, including:

•    problems combining the acquired operations, technologies, or products;
•    unanticipated costs or liabilities;
•    diversion of management’s attention;
•    adverse effects on existing business relationships with suppliers and customers;
•    risks associated with entering markets in which we have no or limited prior experience; and
•    potential loss of key employees, particularly those of the acquired organizations.

Further, products that we acquire from third parties often require significant expenditures of time and resources to upgrade and integrate with our existing product suite. We may not be able to successfully integrate any business, technologies, or personnel that we have acquired or that we might acquire in the future, and this could harm our financial condition and operating results.

If we fail to manage our growth effectively, our business could be disrupted, which could harm our operating results.

Our current expansion places a strain on our senior management team and other resources, such as our management information systems and operating, administrative, financial, and accounting systems. We are undergoing rapid growth in the number of our employees, the size and locations of our physical facilities, and the scope of our operations, due, in part, to several acquisitions we have made. Any failure to manage our growth effectively could disrupt our business and harm operating results.

If we are unable to accurately predict and respond to market developments or demands, our business will be adversely affected.

The IT modernization business is characterized by rapidly evolving technology and methodologies. This makes it difficult to predict demand and market acceptance for our modernization tools and services. In order to succeed, we need to adapt the tools and services we offer to keep up with technological developments and changes in customer needs. We cannot guarantee that we will succeed in enhancing our tools and services, or developing or acquiring new modernization tools and services that adequately address changing technologies and customer requirements. We also cannot assure you that the tools and services we offer will be accepted by customers. If our tools and services are not accepted by customers, our future revenues and profitability will be adversely affected. Changes in technologies, industry standards, the regulatory environment, customer requirements, and new product introductions by existing or future competitors could render our existing solutions obsolete and unmarketable, or require us to enhance our current tools or develop new tools. This may require us to expend significant amounts of money, time, and other resources to meet the demand. This could strain our personnel and financial resources.

We may experience significant fluctuations in our annual and quarterly results, which makes it difficult to make reliable period-to-period comparisons and may contribute to volatility in the market price of our ordinary shares.

Our quarterly and annual results of operations have fluctuated significantly in the past, and we expect them to continue to fluctuate significantly in the future. These fluctuations are the result of risks related to the introduction of new products and any of the following events:

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

In addition, unexpected events that do not occur on a regular basis and that are difficult to predict may cause fluctuations in our operating results. For example, based on the impairment tests performed by us in the fourth quarter of 2007, an impairment loss of $7 million related to goodwill has been identified in Mainsoft, a company in which we have held 58% of the outstanding shares since 2001. As a result, we recorded a one-time, non-cash, charge of $7 million as impairment of goodwill and had a net loss of $8.2 million in 2007 compared to net income of $4.7 million generated in 2006 and $1.8 million in 2005.

As a result of the foregoing, we believe that period-to-period comparisons of our historical results of operations are not necessarily meaningful and that you should not rely on them as an indication for future performance. Also, it is possible that our quarterly and annual results of operations may be below the expectations of public market analysts and investors.

A delay in collecting our fees could result in cash flow shortages, which in turn may significantly impact our financial results.

Typical modernization projects which deploy our solutions are long-term projects. Therefore, payment for these projects or a substantial portion of our fees may be delayed until the successful completion of specified milestones. In addition, the payment of our fees is dependent upon customer acceptance of the completed work and our ability to collect the fees. Further, although the timing of receipt of our fees varies, we incur the majority of our expenses on a current basis. As a result, a delay in the collection of our fees could result in cash flow shortages. Any significant variation in estimated and actual revenues obtained may significantly impact our financial results in any given period.

Our subsidiary, Mainsoft Corporation, is dependent on Linux open-source technology, which could have a material adverse effect on our business.

The Mainsoft for Java EE product line has been developed using a subset of the Linux operating system, the open-source Mono project led by Novell. The open-source Mono project is an open-source implementation of the Microsoft .NET framework and is included in multiple Linux distributions. Microsoft may claim that the open-source Mono project infringes certain Microsoft patents. In addition, Microsoft may prevent access to the Visual Studio Integration Partner (VSIP) program to companies using the open-source Mono project. VSIP is a program designed for independent software vendors, and other third parties interested in integrating tools, components, and languages into the Microsoft Visual Studio. This may result in severe damage to Mainsoft’s ability to effectively market the Mainsoft for Java EE product line. These developments could have a material adverse effect on our financial condition, and results of operations.

Our subsidiary, Mainsoft Corporation, is dependent on its alliance with IBM.

Mainsoft currently invests a lot of efforts in marketing its product through its strategic alliance with IBM. However, there is no assurance that this strategic alliance will continue or produce the expected growth. At this stage, Mainsoft is expected to increase its revenues, but incur losses.

If we fail to address the strain on our resources caused by changes in our product offerings, we will be unable to effectively manage our business.

In the past few years, we have undergone significant changes in our product offerings. These changes included acquiring new technologies, developing and marketing new modernization and migration tools, and expanding the sales of our products further into international markets. This has placed and will continue to place substantial demands upon our management, systems, and resources, including our sales, project management, consulting personnel, and research and development operations. Our ability to manage any future changes or growth depends on our ability to continue to implement and improve our operational, financial, and management information control and reporting systems on a timely basis, and to expand, train, motivate, and manage our work force. If we cannot respond effectively to changing business conditions, our business, financial condition, and results of operations could be materially adversely affected.

If we are unable to invest in new products and markets or to manage the effects of changes in our offering portfolio, our results will be adversely affected.

We specialize in the development and implementation of sophisticated software modernization and porting tools and products. We leverage our know-how, experience, and generic technologies to develop and introduce new software tools that enable the modernization of legacy systems. The need for our modernization solutions changes over time, and recent regulations or newly introduced technologies may create new needs for modernization solutions. As part of our growth strategy, as new needs evolve, we typically conduct a market analysis to qualify and quantify the market opportunity. If the results justify the investment required for the development of new products or tools, then we begin the development process of the new product. In order to maintain our position in the market, and our ability to address the constantly changing needs of the marketplace, we continually invest in the development of new products. The gross annual expense related to research and development was $17.7 million in 2006 and $19.4 million in 2007.

In order to properly introduce a new product to the marketplace or to introduce our current products into new markets, we continuously update our marketing materials, educate our sales force, and make changes to our operations. If these activities are not completed in a timely or satisfactory manner, our new product introduction may be delayed and our business, financial condition, and results of operations could be materially adversely affected.

Our future results could be adversely affected by an impairment of the value of certain intangible assets.

The assets listed in our consolidated balance sheet include, among other things, goodwill valued at approximately $54 million, capitalized research and development costs valued at approximately $32 million and intangible assets related to customers’ relations valued at approximately $2.6 million. The applicable accounting standards require that (a) goodwill is not amortized, but rather is subject to an annual impairment test. We perform an annually impairment test, or more frequently if impairment indicators are present. Intangible assets that are not considered to have an indefinite useful life are amortized using the straight-line basis over their estimated useful lives. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the assets is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value (usually discounted cash flow) of the impaired asset; and (b) acquired technology and development costs of software that is intended for sale that were incurred after the establishment of technological feasibility of the relevant product, be capitalized and tested for impairment on a regular basis, and written down when capitalized costs exceed its net realizable value.

Pursuant to impairment tests performed in the fourth quarter of 2007, an impairment loss of $7 million related to goodwill in Mainsoft has been identified and was charged to income. In January 2008, we announced management’s decision to sell our holdings in Mainsoft. The remaining goodwill identified to Mainsoft amounts to $4 million. There can be no assurance that future goodwill impairment tests or the consideration that will result from the intended sale of Mainsoft, if it occurs, will not result in additional charges to earnings. If our goodwill or capitalized research and development costs were deemed to be impaired in whole or in part due to our failure to achieve our goals, or if we fail to accurately predict the useful life of the capitalized research and development costs, we could be required to reduce or write off such assets, thus adversely affecting our operating results.

If we are unable to attract, train, and retain qualified personnel for our worldwide facilities at competitive prices, we may not be able to achieve our objectives and our business could be harmed.

In order to achieve our objectives, we hire from time to time additional software, administrative, operational, sales, and technical support personnel. The process of attracting, training, and successfully integrating qualified personnel can be lengthy and expensive. We may not be able to compete effectively for the personnel we need. As part of our growth strategy, we developed offshore centers in Cyprus, Romania, India and St. Petersburg (Russia). We hired professional consultants for these development centers, leveraging the lower employer costs that existed in these countries. Recently, professional work in these countries became more expensive and professional fees may continue to increase in the future. The establishment of additional offshore facilities may result in significant capital expenses, which may affect our cash position. We cannot assure you that our offshore facilities will be profitable. Our future success depends on our ability to absorb and retain senior employees and to attract, motivate, and retain highly qualified professional employees worldwide at competitive prices.

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

In the course of providing our modernization solutions, the project team conducts testing to detect the existence of failures, errors, and bugs. If our modernization solutions fail to function efficiently or if errors or bugs are detected in our tools, we may incur significant expenditures in an attempt to remedy the problem. The consequences of failures, errors, and bugs could have a material adverse effect on our business, operating results, and financial condition.

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

We may experience greater than expected competition that could have a negative effect on our business

We operate in a highly competitive market. Competition in the modernization field is, to a large extent, based upon the functionality of the available automated tools and personnel expertise. Our competitors may be in a better position to devote significant funds and resources to the development, promotion and sale of their modernization tools and services, thus enabling them to respond more quickly to emerging opportunities and changes in technology or customer requirements. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase such competitors’ ability to successfully market their tools and services. We also expect that competition will increase as a result of consolidation within the industry. As we develop new tools and services, we may begin to compete with companies with which we have not previously competed. Our competitors include small vendors who may provide a single solution for a particular area of modernization, large system integrators such as IBM, Accenture, Cap Gemini and EDS, some of whom we also partner with and Indian system integrators such as Tata and Patni.

We may be unable to differentiate our tools and services from those of our competitors or successfully develop and introduce new tools and services that are less costly than, or superior to, those of our competitors. This could have a material adverse effect on our ability to compete.

Many of our existing and potential competitors may have or acquire more extensive development, marketing, distribution, financial, technological and personnel resources than we do. This increased competition may result in our loss of market share and pricing pressure which may have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that competition with both competitors within our industry and with the in-house IT departments of certain of our customers or prospective customers will not result in price reductions for our tools and services, fewer customer orders, deferred payment terms, reduced revenues or loss of market share, any of which could materially adversely affect our business, financial condition, and results of operations.

We may be unable to adequately protect our proprietary rights, which may limit our ability to compete effectively.

Our success and ability to compete are substantially dependent upon our internally developed technology. Our intellectual property consists of proprietary or confidential information that is not subject to patent or similar protection. Our employees and contractors have direct access to our technology. In general, we have relied on a combination of technical leadership, trade secret, copyright and trademark law, and nondisclosure agreements to protect our proprietary know-how. Unauthorized third parties may attempt to copy or obtain and use the technology protected by those rights. Any infringement of our intellectual property could have a material adverse effect on our business, financial condition, and results of operations. Policing unauthorized use of our products is difficult and costly, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States.

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

In July 2003, a former Liraz shareholder filed an application with the Tel-Aviv-Jaffa District Court to approve a claim filed by him against us, as a class action. The claim relates to the acquisition of Liraz shares, which we completed in March 2003. The shareholder alleges that the share price we paid to Liraz’s shareholders in the tender offer and in a subsequent mandatory purchase was lower than the fair price of Liraz shares. The maximum amount of the claim is approximately NIS 33 million ($8.6 million) in the aggregate. Under Israeli law, the court’s approval is required for the plaintiff to represent all of the shareholders of Liraz who sold their shares to us pursuant to the tender offer and the mandatory acquisition. The plaintiff has applied for such approval in the lawsuit. If we are not successful in defending this claim, we could be exposed to considerable financial liabilities and, as a result, our financial condition could be materially adversely harmed.

Our existing credit facilities contain a number of restrictions and obligations that limit our operating and financial flexibility, and there is no assurance that credit facilities will be available in the future.

As of March 26, 2008, we had no outstanding loans under our credit facilities. However, to the extent we borrow under these facilities, we would be required to comply with certain restrictive covenants. Our credit facilities contain a number of restrictive covenants that limit our operating and financial flexibility. These covenants restrict, among other things, our ability to pledge our assets, dispose of assets, make loans or give guarantees, make certain acquisitions, and engage in mergers or consolidations. Our credit facilities also contain covenants regarding maintaining certain financial ratios. Our ability to continue to comply with these and other obligations depends in part on the future performance of our business. There can be no assurance that such obligations will not materially adversely affect our ability to finance our future operations or the manner in which we operate our business. In particular, any noncompliance with performance-related covenants and other undertakings of our credit facilities could result in an acceleration of our outstanding debt under our credit facilities and restrict our ability to obtain additional funds, which could have a material adverse effect on our business, financial condition, and results of operations. In addition, there is no assurance that banks will continue to provide us with credit facilities in the future.

Risks Relating to International Operations

Marketing our tools and solutions in international markets may cause increased expenses and greater exposure to risks that we may not be able to successfully address.

We intend to continue to expand our international operations, which will require significant management attention and financial resources. In order to continue to expand worldwide sales, we need to establish additional marketing and sales operations, hire additional personnel, and recruit additional resellers internationally. To the extent that we are unable to do so effectively, our growth is likely to be limited and our business, operating results, and financial condition will be materially adversely affected.

Risks inherent in our worldwide business activities generally include:

•    currency exchange fluctuations;
•    unexpected changes in regulatory requirements;
•    tariffs and other trade barriers;
•    costs of localizing products for foreign countries;
•    lack of acceptance of localized products;
•    longer accounts receivable payment cycles;
•    difficulties in operations of management;
•    potentially adverse tax consequences, including restrictions on the repatriation of earnings; and
•    the burdens of complying with a wide variety of local legislation.

We cannot assure you that these factors will not have a material adverse effect on our future international sales and, consequently, on our business, operating results, and financial condition.

Inflation, devaluation, and fluctuation of various currencies may adversely affect our results of operations, liabilities, and assets.

We run our operations in various countries. As a result, we enter into transactions with customers and suppliers in local currencies. The reporting currency of our consolidated financial statements and the functional currency of our business is the U.S. dollar. The fluctuations in foreign currency exchange rates in countries where we operate can adversely affect the reflection of these activities in our consolidated financial statements. Fluctuations in the value of our non-dollar revenues, costs, and expenses measured in dollars could materially affect our results of operations. In addition, our balance sheet reflects non-dollar denominated assets and liabilities, which can be adversely affected by fluctuations in the currency exchange rates.

We enter, from time to time, into forward currency exchange contracts or other arrangements in order to hedge this foreign currency exposure. Such arrangements may not always be effective or sufficient to offset the fluctuations in currency exchange rates. For additional information relating to the exchange rates between different relevant currencies, see “Item 5.A. Operating Results–Our Reporting Currency”.

Fluctuations in foreign currency values affect the prices of our products and services, which in turn may affect our business and results of operations.

Most of our worldwide sales are currently denominated in U.S. dollars and euros while our reporting currency is the dollar. A decrease in the value of the dollar relative to foreign currencies, in particular the euro, Danish krone, and the NIS, would make our products more expensive and increase our operating costs and, therefore, could adversely affect our results and harm our competitive position in the markets in which we compete.

We are subject to multiple taxing jurisdictions. If we fail to estimate accurately the amount of income tax due in any of these jurisdictions, our net income might be affected.

We operate within multiple taxing jurisdictions and are subject to taxation by these jurisdictions at various tax rates. In addition, we may be subject to audits in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. We cannot assure you that the final tax outcome of these issues will not be different from management estimates, which are reflected in our income tax provisions. Such differences could have a material effect on our income tax provision and net income in the period in which such outcome occurs.

Risks Relating to Operations in Israel

Political, economic, and military conditions in Israel could negatively impact our business.

Over the past several decades, a number of armed conflicts have occurred between Israel and its Arab neighbors. Major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, operating results, and financial condition. Since September 2000, there has been a high level of violence between Israel and the Palestinians. Hamas, an Islamist movement responsible for many attacks, including missile strikes against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority in January 2006 and took control of the entire Gaza Strip, by force, in June 2007. These developments have further strained relations between Israel and the Palestinian Authority. Further, in the summer of 2006, Israel engaged in a war with Hezbollah, a Lebanese Islamist Shiite militia group, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel. Any armed conflicts, terrorist activities, or political instability in the region, may affect Israel’s security, foreign relations, and the stability of the region. Increased hostilities, future armed conflicts, political developments in other states in the region, or continued or increased terrorism could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results. Furthermore, several countries restrict business with Israeli companies. In addition, nonexempt male adult citizens of Israel, including some of our officers and employees, are obligated to perform military reserve duty until the age of 40 or 45 depending on their function in the army, and are subject to being called for active duty under emergency circumstances. We cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our operations in Israel and our business may be adversely affected.

It may be difficult to serve process and enforce judgments against our directors and executive officers in Israel.

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

Risks Relating to Our Traded Securities

The market price of our ordinary shares may be volatile and our investors may not be able to resell the shares at or above the price they paid, or at all.

During the past few years, the worldwide stock markets have experienced high price and volume fluctuations. The market prices of securities of technology companies have been extremely volatile, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations could adversely affect market price of our ordinary shares. The high and low market prices of our ordinary shares traded on the NASDAQ Global Market and the Tel Aviv Stock Exchange, or TASE, during each of the last three years, are summarized in the table below:

	NASDAQ Global Market		TASE
	In $		In NIS
	High	Low	High	Low
2007	21.49	5.94	85.51	25.69
2006	6.45	3.85	28.99	18.30
2005	4.75	3.81	21.95	16.01

Since January 1, 2008 and until March 26, 2008, the market price of our ordinary shares dropped from $19.19 to $9.06. We cannot assure you that the market price of our ordinary shares will rise to the same level as it was in the beginning of 2008. The market price of our ordinary shares may continue to fluctuate substantially due to a variety of factors, including:

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

In addition, economic, political and market conditions, and military conflicts and, in particular, those specifically related to the State of Israel, may affect the market price of our shares.

Our ordinary shares are traded on more than one market and this may result in price variations.

Our ordinary shares trade on the NASDAQ Global Market and the TASE. Trading in our ordinary shares on these markets will take place in different currencies (dollars on the NASDAQ Global Market and NIS on the TASE), and at different times (resulting from different time zones, different trading days, and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

Future sales of our shares to be registered for resale in the public market could dilute the ownership interest of our existing shareholders and could cause the market price for our ordinary shares to fall.

As of March 26, 2008, we had 20,907,929 ordinary shares outstanding (excluding 1,647,594 held by two of our wholly owned subsidiaries). In addition, we reserved 1,300,628 ordinary shares for issuance under our option plan and restricted share units award plan. We also have the following commitments to issue our ordinary shares:

•
485,714 ordinary shares issuable upon exercise of warrants issued to institutional investors in connection with the $5 million and $3 million private placements, completed in March 2004 and March 2006, respectively;

•	800,000 ordinary shares issuable upon exercise of warrants issued by us to institutional investors in connection with the $35 million private placement completed in November 2007; and

•	1,000,000 ordinary shares issuable to certain shareholders of CodeStream, subject to certain conditions, pursuant to the purchase agreement between us and CodeStream , as amended in December 2007.

We registered for resale the shares underlying the warrants issued to the institutional investors in March 2004, March 2006 and November 2007, pursuant to registration rights agreements entered into with such investors. For more information, see “Item 4.B - Business Overview – Investments and Acquisitions” and “Item 5.B – Liquidity and Capital Resources - Contractual Commitments and Guarantees.”

Pursuant to the purchase agreement between us and CodeStream, as amended in December 2007, we granted to certain shareholders of CodeStream registration rights with respect to 1,000,000 ordinary shares that may be issued as contingent consideration for the purchase of CodeStream activity, if certain conditions are met. For more information, see “Item 4.B. Business Overview-Investments and Acquisitions- CodeStream Software Ltd.”

The exercise of options by our employees and the exercise of warrants by investors would dilute the ownership interests of our existing shareholders. Any sales in the public market of our ordinary shares issuable upon exercise of options or warrants could adversely affect the market price of our ordinary shares. If a large number of our ordinary shares are sold in a short period, the price of our ordinary shares would likely decrease.

Our U.S. investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Although we believe that we were not a passive foreign investment company, or PFIC, in 2007, we cannot assure you that the United States Internal Revenue Service will agree with our position. We would be a PFIC if (i) 75% or more of our gross income in a taxable year (including our pro rata share of the gross income of any company treated as a corporation for U.S. federal income tax purposes in which we are considered to own directly or indirectly 25% or more of the shares by value) is passive income, or (ii) the value of our assets averaged quarterly over our the taxable year (including our pro rata share of the assets of any company treated as a corporation for U.S. federal income tax purposes in which we are considered to own directly or indirectly 25% or more of the shares by value) that produce, or are held for the production of; passive income is at least 50%. Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a PFIC, our U.S. investors could suffer adverse tax consequences, including being taxed at ordinary income tax rates and being subject to an interest charge on gain from the sale or other disposition of our ordinary shares and on certain distributions with respect to our ordinary shares). For additional information regarding our PFIC status, see the discussion under “Item 10.E. Taxation — United States Federal Income Tax Considerations — Tax Consequences If We Are a Passive Foreign Investment Company.”

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated in Israel in 1987 under the name A. Crystal Solutions Ltd. In 1996, we changed our name to Crystal Systems Solutions Ltd. In 2003, following the acquisition of Liraz Systems Ltd., we changed our name to BluePhoenix Solutions Ltd. Our registered office is located at 8 Maskit Street, Herzliya, 46733 Israel and our telephone number is 972-9-9526110. Our agent in the United States is Blue Phoenix Solutions USA Inc., 8000 Regency Parkway, Cary, NC 27511 United States and its telephone number is (919) 380-5100.

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

Alternatives to modernization include, among others, renewing legacy systems, buying packaged software, or rebuilding entire applications. Enterprise IT modernization has proven to be the most efficient and viable way for companies to protect their existing investments. We provide a range of solutions designed to efficiently address the challenge of retaining the business knowledge built into the application code while updating the system to reflect new requirements.

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

Our integrated set of enterprise IT understanding solutions are designed to assist companies in achieving these goals by accurately mapping raw IT operational and development data, down to the program code level, into a consolidated enterprise-wide warehouse. The gathered information enables companies to keep track of system inventories, resources, and inter-relationships and to intelligently mine systems and application metadata.

This enterprise-wide view can then be used for a variety of strategic purposes, including:

•	performing impact, cost, and trend analyses as well as ongoing tracking of IT resources, inventories, components, their usage and their inter-relationships;
•	running business-logic analyses for business process identification, evaluation, extraction, transition and enhancement;
•	achieving significant cost reductions through the elimination of unused products, unnecessary software upgrades, inefficient storage allocations, and wasteful CPU usage; and
•	providing more efficient application development by reusing systems and leveraging existing business rules.

BluePhoenix™ IT Discovery—This solution provides fast and convenient access to application inventory, dependency, and operational information. This tool performs the complete audit necessary to enable companies to define and analyze all application assets in order to make informed decisions about ongoing modernization activities. IT Discovery provides the ability to analyze on a refreshable basis numerous technology environments, and from them extract and report on the inter-relationships among the components that make up these environments. In this manner, it provides an organization the ability to discover information about its current systems, thereby insuring that ongoing decisions are made based on an accurate audit of the current environment.

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

BluePhoenix™ PlatformMigrator—An automated migration tool that converts a range of platforms, including VSE, MVS, ICL and Bull GCOS, to Unix, Linux, Windows, and .Net. PlatformMigrator can be customized to fit the unique IT configuration and business rules of each customer site. The tool converts platforms to a pure, native installation so that programs are not required to run under emulation or through translation techniques. PlatformMigrator solutions assist companies with maintaining service levels, setting and upgrading standards, implementing the new IT environment, training IT users, implementing new facilities like a security system or a batch scheduler, and testing for functional equivalence.

BluePhoenix™ Rehosting—Organizations implement mainframe rehosting in order to reduce the ongoing costs of existing legacy CICS and batch applications. Rehosting leverages the strength and investment of older COBOL applications while taking advantage of new, cost-efficient hardware and open operating system environments such as Linux, Unix, Windows, J2EE, and .NET.

Using our various automated migration tools, and cooperating with our partners, we offer COBOL and RPG migrations, iSeries and mainframe rehosting solutions. We formed the following alliances for providing these solutions:

•	an alliance with Clerity for assisting companies to rehost mainframe applications on more cost-efficient, open platforms;
•	a collaboration with Fujitsu for assisting companies to migrate COBOL/CICS applications into Fujitsu NetCOBOL and the Fujitsu NeoKicks and NeoBatch environments for handing CICS and batch/JCL;
•	a Gold level partnership with Microsoft for collaboration in migrating customers’ applications to the .NET platform;
•	a partnership with Oracle for assisting companies to migrate their legacy databases to the Oracle database;
•	advanced membership in IBM’s Partnerworld program to work together with IBM to modernize customers’ databases and applications on the mainframe platform; and
•	ongoing cooperation with SUN that focuses on rehosting customers off of the mainframe and onto SUN’s UNIX platform.

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

Enterprise IT Redevelopment

Enterprise IT environments are complex, and can prevent companies from quickly and easily adapting to new business needs and requirements. The more companies can organize and understand their applications, the faster they can adapt to inevitable changes. While organizations are mostly satisfied with the existing business functionality of their applications, they usually want to improve their business processes and leverage technologies such as Web-enabled and service-oriented architectures. Additionally, they are eager to find a way to decrease their maintenance costs, which typically consume 70%-80% of total IT spending.

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

The AS/400 / iSeries Family of Products

We develop and market a separated but complementary family of products that provides similar solutions for AS/400 (also known as iSeries/System i) applications. The products described hereunder cover the areas of understanding, migration and redevelopment.

ASNA Monarch ™— This product is used for understanding and migration of AS/400 applications. It transforms applications originally written in RPG/400 into native and fully compliant Microsoft.NET®. It can also migrate the originating database to SQL Server, thus providing for a full re-platforming solution. ASNA Monarch reuses the original source code, which persists in a familiar syntax, allowing the existing development teams to maintain it.

ASNA Visual RPG® (AVR) is a modern implementation of RPG that enables RPG developers to easily build Web and Windows applications.  AVR provides direct, secure and fast access to both files and program objects on IBM's System i (formerly known as iSeries, AS/400) server. Using a familiar, but modernized syntax, RPG programmers can quickly apply their long-standing RPG experience to create modern applications that connect seamlessly to the System i (iSeries, AS/400) platform.

AVR for .NET provides similar functionalities under Microsoft's .NET framework.  It enables modernizing existing RPG applications, develop Web services, and extend System i applications to .NET and the inherent support in service oriented architecture while continuing to program with a familiar, RPG-like syntax. AVR for .NET is the only development solution available for Microsoft's .NET that specifically supports high performance access to the System i database.

ASNA DataGate® — ASNA DataGate provides fast and secure iSeries-400 database access. Applications written to access the iSeries through DataGate can later be connected to SQL Server without modification. A single application may connect to both platforms concurrently, or an application may switch, automatically, from one platform to the other in the case of a failover situation.

ASNA Visual RPG® and ASNA DataGate® are used for migration and redevelopment solutions.

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

Following is a description of our investments and acquisitions, which form a part of our business as described above:

ASNA. In August 2007, we entered into an agreement to purchase the entire outstanding share capital of Amalgamated Software North America Inc. (ASNA), a private company based in San Antonio, Texas, for a total consideration of $7 million. Under the terms of the transaction, we agreed to pay to the selling shareholders an additional consideration if certain criteria are met, based on ASNA's earnings before interest and taxes. Accordingly, during the period from August 15, 2007 to December 31, 2007, additional consideration of $746,000 was accrued. We shall be required to pay to the selling shareholders an additional amount, calculated incrementally, based on a multiplier of between 6.5 times to 8 times of ASNA's average net profit in 2008 and 2009, if the average annual net profit during these years exceeds a certain level.

ASNA’s product, Monarch, is a fully integrated solution for transforming RPG applications to the Microsoft.NET® platform. ASNA is a Microsoft Gold Certified Partner, a Microsoft Visual Studio Industry Partner, an IBM Tools Network Partner, and an Advanced Tier Member of IBM’s PartnerWorld. Through the acquisition, BluePhoenix expects to expand its modernization offering to enterprises running legacy applications on the IBM AS/400, iSeries, and System i who are facing the mounting challenge of modernizing their RPG-based applications, by providing these enterprises both software tools and services required to perform these tasks successfully.

BridgeQuest. Effective April 2007, we entered into an agreement to purchase the entire outstanding share capital of BridgeQuest Inc., a North Carolina corporation that manages and operates, through a wholly owned subsidiary, a professional outsourcing center in St. Petersburg, Russia. BridgeQuest is experienced in providing development services from the Russian Federation. The consideration amounted to $2 million. Under the terms of the transaction, as amended by the parties in January 2008, we issued to the selling shareholders an option to purchase 200,000 of BluePhoenix’ ordinary shares and paid the selling shareholders an additional consideration computed based on BridgeQuest revenues and earnings before interest and taxes, during the period from April 1, 2007 to December 31, 2007. We agreed to pay the selling shareholders additional consideration calculated incrementally based on a multiplier of between 4 times to 5.5 times of BridgeQuest's average operating profit in 2008 and 2009.

CodeStream Software Ltd. In December 2006, we acquired from a company incorporated in the United Kingdom, CodeStream Software Ltd., certain business activities in the field of modernization of legacy databases, particularly IDMS and other mainframe platforms. Pursuant to the purchase agreement, we hired 18 persons previously employed by CodeStream and assumed all the obligations in respect of the purchased activities. In consideration thereof, we paid to CodeStream ₤5.2 million (approximately $10.2 million). Pursuant to the purchase agreement, as amended in December 2007, we committed to pay to CodeStream £425,000 (approximately $842,000) of which £390,000 (approximately $800,000) was already paid. Additional consideration of $300,000 was paid in January 2008 and $1 million should be paid in October 2008. Consequently, an amount of $2.1 million was recorded as contingent consideration against goodwill. In addition, as a contingent consideration for the purchased activity, we undertook to issue to the selling shareholders 400,000 BluePhoenix ordinary shares by March 31, 2008 and an additional 600,000 ordinary shares by March 31, 2009, if certain conditions are met. In the event that the volume weighted average price per ordinary share on the NASDAQ Global Market during a consecutive 10-day trading period is less than $6.00, the grantees of such shares may request cash payments of £1.2 million (approximately $2.3 million) and £1.7 million (approximately $3.4 million), respectively, in lieu of the issuances of ordinary shares. The amounts stated in this paragraph are based on the applicable exchange rate on December 31, 2007, or, in the event that the payment was already executed, according to the actual payment date.

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

CePost. In January 2004, we purchased the entire outstanding share capital of CePost Ltd., an Israeli company that develops and markets software solutions for electronic document mining, management and presentment. Pursuant to the purchase agreement, we undertook to pay to the sellers royalties from CePost’s revenues in an amount of up to $1.5 million. In accordance with the purchase agreement, we paid to the sellers in 2005 and 2006 advances in an aggregate amount of $45,000 on account of the royalties. No additional royalties are expected.

Intercomp. In 1998, we initially invested in Intercomp Ltd, which developed a set of automated analysis and reengineering tools for legacy COBOL applications. Following a series of subsequent transactions, pursuant to which we issued to certain shareholders of Intercomp 100,719 of BluePhoenix ordinary shares in the first quarter of 2007, we now wholly own Intercomp. In the first quarter of 2006, First Israel Mezzanine Investors Ltd., FIMI, a creditor of Intercomp, completed the exercise of a put option to sell us a convertible promissory notes issued by Intercomp, in an aggregate principal amount of $3.5 million. The put option was originally granted to FIMI in January 2001. As consideration thereof, we paid to FIMI, in 2006, an aggregate amount of $4.48 million including interest accrued, which equals the book value of the promissory notes, and issued to FIMI warrants to purchase 210,000 BluePhoenix ordinary shares at an exercise price of $4.00 per share. No gain or loss was recorded at the repayment date. In the first quarter of 2007, FIMI exercised the warrants for a total exercise price of $840,000.

I-Ter/Informatica & Territorio S.p.A. In the second quarter of 2005, we entered into an agreement to purchase the entire outstanding share capital of I-Ter/Informatica & Territorio S.p.A., referred to as I-Ter. Pursuant to the purchase agreement, we paid to the selling shareholders of I-Ter $1.4 million. In addition, under the terms of the agreement, we agreed to pay the selling shareholders an additional contingent consideration based on I-Ter’s earnings before interest and taxes, for the years 2005 through 2007. The accrued contingent consideration was calculated on December 31, 2007 and amounted to $5.1 million which was recorded as goodwill and $480,000 of which has been paid as of December 31, 2007.

Outlook. Effective as of January 2004, we acquired from an Israeli company, Outlook Systems Ltd. through a new wholly-owned subsidiary, Outlook & BluePhoenix Ltd., Outlook Systems’ entire business activities in Israel in the field of research and development services. Pursuant to the purchase agreement, we hired 31 employees previously employed by Outlook Systems and assumed all the obligations in respect of the purchased activity. Under the purchase agreement, as amended in 2006, we paid to Outlook Systems an aggregate amount of approximately $1.3 million. In accordance with the amendment to the purchase agreement, a guarantee given by us to secure bank loans of Outlook Systems was cancelled, and Outlook Systems received, in 2006, 138,591 of BluePhoenix ordinary shares. Additional consideration for the amount of $174,000 was due and paid in 2007. In addition, under the terms of the agreement, we agreed to pay the selling shareholders an additional contingent consideration based on Outlook’s earnings before interest and taxes for the three years commencing on July 1, 2005. The accrued contingent consideration for 2007 amounted to $20,000.

Zulu Software Inc. In February 2005, we entered into an agreement to purchase up to 20% of the outstanding share capital of Zulu Software, Inc., or Zulu, on a fully diluted basis. Under the purchase agreement, the purchase price was divided into four installments, each to be paid subject to fulfillment of certain milestones. We paid the first installment of $350,000 in February 2005 against the issuance of 8% of Zulu’s outstanding share capital. We did not make additional payments since the agreed upon milestones have not been met. In January 2006, we purchased from the other shareholders of Zulu additional shares increasing our holdings to 72% of Zulu’s outstanding share capital. The aggregate consideration paid for this additional purchase was $2.4 million.

The consideration for the acquisition was attributed to net assets on the basis of fair value of assets acquired and liabilities assumed. Based upon a purchase price allocation, the purchase price was allocated to the purchased technology in the amount of $3.5 million, and is amortized over a 5-year period. For more information about Zulu’s software solutions, see “Enterprise IT Migration—BluePhoenix™ LanguageMigrator.”

TIS Consultants Ltd. In January 2008, we entered into an agreement for the purchase of the entire outstanding share capital of TIS Consultants Ltd., or TIS, a company incorporated in Cyprus, that wholly owns a subsidiary incorporated in India, TISA Software Consultants Private Limited. Under the agreement, upon the closing of the transaction, we will pay the selling shareholders an aggregate of $500,000. In addition, we undertook to pay contingent consideration equal to 5.5 times the average operating profit of TIS in 2008, 2009 and 2010. In connection therewith, we will pay nonrefundable down payments in March 2009, March 2010 and March 2011, in each case based on the operating profit in the previous years. Furthermore, we undertook to pay additional incremental consideration based on the growth in TIS revenues in the years 2008, 2009 and 2010 in an amount of up to 35% of the growth in TIS revenues in each of these years compared to TIS revenues in the previous year. Thirty days after the closing of the transaction, we will pay the selling shareholders $700,000 as a nonrefundable advance payment on account of the contingent consideration. TIS provides consulting services, solutions and value added products to the banking industry, specializing in the market for Temenos GLOBUS/T24™.

Cicero Inc. (formerly Level 8 Systems Inc.). As of March 26, 2008, we hold several capital instruments, including warrants and rights to receive warrants, exercisable into shares of Cicero Inc., or Cicero. Pursuant to an agreement signed on October 30, 2007 with Cicero, we repaid $1.7 million on behalf of Cicero to Bank Ha’Poalim to cover part of Cicero’s credit facility with the bank. In connection therewith, a $2 million bank guarantee that BluePhoenix previously provided to Bank Ha’Poalim to secure Cicero’s bank loans, was released. As consideration therefore, Cicero issued to BluePhoenix (a) a $1,021,000 senior promissory note, bearing an annual interest rate of LIBOR+1% (or in the event of any unpaid interest, LIBOR+4%) payable in two installments; the first installment of $350,000 due on January 30, 2009 and the second installment of $671,000 due on December 31, 2011; and (b) 2,546,149 ordinary shares of Cicero. Cicero committed to register these shares for trading. If Cicero does not register the shares for trading, Cicero will be required to issue to us additional shares. As of December 31, 2007, we held 2,709,922 ordinary shares of Cicero.

Discontinued Operations

In January 2008, our board of directors announced its intent to sell our holdings in Mainsoft, in which we hold a 58% controlling interest. This decision followed a strategic shift in Mainsoft's product development and marketing strategy outside of BluePhoenix's core business focus. For the period commencing January 1, 2008 and until Mainsoft is sold, we will include Mainsoft’s results in our financial statements as a discontinued operation, in accordance with SFAS 144.

Customers

We provide our modernization solutions directly or through our strategic partners, such as IBM, Electronic Data System Ltd. (EDS), NCS Pte Ltd., Mann India, and Sun Micro Systems. Additionally, from time to time, other IT services companies license our technologies for use in modernization projects in various markets. Our partners include system integrators, as well as other software vendors such as Oracle and Microsoft, who assist us in increasing our penetration and exposure in the market. We provide solutions to our partners’ customers in collaboration with the system integrator’s team. In most cases, the partners provide related services to the customers. Our arrangements with our partners vary. We may enter into distribution agreements under which we grant license rights to our partners or to the partners’ customers or provide related services, or a combination of both. Alternatively, we may enter into subcontractor relationships with our strategic partners.

Some of our agreements are fixed price contracts. These projects bear some risks and uncertainties as we price these contracts based on estimates of future costs, duration of the project, and the impact of potential changes in the scope of the work. We also enter into other types of contracts, including annual maintenance contracts, license agreements, and arrangements on a time and materials basis.

Our customer, SDC Udvikling A/S, accounted for 12% and 11% of our revenues in 2007 and 2006, respectively. TEMENOS Group accounted for less than 10% of our revenues in 2007 and for 15% of our revenues in 2006. EDS accounted for 11% of our revenues in 2007 and for less than 10% of our revenues in 2006.

The following table summarizes the revenues from our tools and services by geographic regions based on the location of the end customer for the periods indicated:

	Year ended December 31,
	2007	2006	2005
	(in thousands)

USA	$23,392	$15,048	$17,423
Europe (other than Denmark)	33,349	28,449	18,643
Denmark	15,750	10,304	12,334
Israel	7,820	10,156	7,991
Other	8,087	4,047	2,556
	$88,398	$68,004	$58,947

Research and Development

In order to maintain our position as a market leader in the IT modernization market, we are focusing our development efforts on further enhancements to current solutions, as well as addressing newly emerging aspects of the modernization market. We are planning additional research and development activities to extend our modernization solutions by leveraging our technological skills to create added value for our customers and to generate additional business opportunities.

The next generation of our solutions will be extended to address the entire modernization process from legacy systems to modern platforms. We have started to develop our next generation of products and tools, which will allow the fluent transformation of legacy code to state-of-the-art platforms. The new generation of solutions is composed of products and tools in several EIM categories.

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

Enterprise IT SOA Ready Solution—A comprehensive solution that provides Web services or clients for a legacy application. Our unique suite of tools enables a legacy application to be exposed to more modern applications written in Java or .NET by providing a web service interface for the legacy system. In addition, our tools are able to provide a web based appearance/connectivity/interface legacy applications. This solution is not intrusive and allows the legacy application to remain untouched.

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

BluePhoenix™ Redevelopment—A solution that provides the ability to generate from the abstract platform independent model stored in the Refactoring Repository to platform specific models such as J2EE and .NET. To address this, we are extending robust generation technologies to generate platform specifics for object orientation and SOA. This model driven modernization environment can be used to gradually migrate applications rather than requiring an “all at once” approach. In order to address refactoring, which involves changing from one application model to another, we are adding the necessary tools to assist in the process of taking the information from legacy applications’ architectures via LogicMiner to more modern architectures such as object and SOA.

ASNA Monarch ™— This product is used for understanding and migration of AS/400 applications. It transforms applications originally written in RPG/400 into native and fully compliant Microsoft.NET®. It can also migrate the originating database to SQL Server, thus providing for a full re-platforming solution. In 2008, we intend to provide the full support for converting AS/400 applications to C# which is the premier development language under the Microsoft .NET environment. This will complete our offering and allow the AS/400 community a choice whether to use our ASNA Visual RPG® (AVR) or C#.

ASNA Visual RPG® (AVR) is a modern implementation of RPG that enables RPG developers to easily build Web and Windows applications.  AVR provides direct, secure and fast access to both files and program objects on IBM's System i (formerly known as iSeries, AS/400) server. Using a familiar, but modernized syntax, RPG programmers can quickly apply their long-standing RPG experience to create modern applications that connect seamlessly to the System i (iSeries, AS/400) platform.

AVR for .NET provides similar functionalities under Microsoft's .NET Framework.  It enables modernizing existing RPG applications, develop Web services, and extend System i applications to .NET and the inherent support in Service Oriented Architecture while continuing to program with a familiar, RPG-like syntax. AVR for .NET is the only development solution available for Microsoft's .NET that specifically supports high performance access to the System i database. In 2008, we intend to extend the functionality of AVR in order to make it a more attractive development environment that will be a preferred choice for AS/400 installations.

ASNA DataGate® — ASNA DataGate provides fast and secure iSeries-400 database access. Applications written to access the iSeries through DataGate can later be connected to SQL Server without modification. A single application may connect to both platforms concurrently, or an application may switch, automatically, from one platform to the other in the case of a failover situation. In 2008, we intend to invest in research and development activities aimed to understand the feasibility of providing support for more modern RDBMSs such as ORACLE and UDB.

Costs and Grants

Royalty-bearing grants from the Government of Israel and other governmental institutions for funding approved research and development projects are recognized at the time we are entitled to such grants. Such grants are included as a deduction of research and development costs. Grants received in 2007, 2006 and 2005 amounted to $420,000, $417,000 and $319,000, respectively. We are committed to pay royalties related to grants from the Government of Israel on sales with regard to the funded products of approximately 3% of the generated revenues from such products. These royalties are recognized as incurred as costs of revenues.

Chief Scientist Grants

Visual MainWin® for J2EE Platform—Through December 31, 2007, our subsidiary, Mainsoft, received an aggregate of approximately $2.3 million in grants from the Office of the Chief Scientist, or the OCS, for the development of Visual MainWin® for J2EE. Royalties of 3% are payable to the OCS on sales of Visual MainWin® for J2EE, up to 100% of the dollar-linked grant received in respect of the funded product. To date, Mainsoft has paid the royalties to the OCS as required.

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

The balance of the contingent liability relating to the royalties payable by our subsidiaries to the OCS, at December 31, 2007, amounted to approximately $3.1 million of which $ 2.1 million represents Mainsoft’s contingent liability to the OCS.

Other Grants

In the first quarter of 2004, the Singapore-Israel Industrial Research and Development Foundation agreed to provide one of our wholly owned subsidiaries together with a company incorporated in Singapore, financing for the development of a Java report generator based on legacy text file input. Accordingly, the foundation agreed to award our subsidiary up to $100,000 payable according to an agreed upon schedule. As of March 26, 2008, we received $45,000 of the grant. The grant is required to be repaid in installments based on sales of the funded product up to the amount of the grant.

In July 2007, our subsidiary, I-Ter, received final approval from the Ministry of Production in Italy for its Easy4Plan product. Easy4Plan is a workflow management tool designed for ISO9000 companies. The total funds amounted to approximately $650,000, of which 30% constitute a grant, and the balance is an 8-year loan to be repaid by I-Ter. The loan bears a minimal annual interest. 90% of the funds were received in December 2007. The remaining 10% is expected to be received during 2008 after a review of the Ministry of Production in Italy.

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
•    prices;
•    ability to respond in a timely manner to changing customer needs; and
•    quality of support and vertical market expertise.

Competition in the enterprise IT modernization field is, to a large extent, based upon the functionality of the available tools and personnel expertise. Vendors in this market address the modernization of legacy systems in different ways, and therefore do not always compete directly with the others. Many small vendors address only a small part of the market, providing IT specific solutions. Only a few vendors offer comprehensive and integrated tools and solutions that can respond to the most challenging modernization issues that companies are facing. Some large vendors, such as Oracle, HP and Intel have joined forces to lead the market in an organized mainframe modernization initiative, the Application Modernization Initiative (AMI). These three vendors also intend to create a selected consortium of vendors in order to broaden the depth and breadth of their migration offering.

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

We also face competition from niche tools and solutions companies operating in each of the four principal areas of the enterprise IT modernization market:

•    Enterprise IT Understanding;
•    Enterprise IT Migration;
•    Enterprise IT Remediation; and
•    Enterprise IT Redevelopment.

For example, Cast Application Intelligence Platform reads application source code to analyze the fine-grained relationships among software artifacts - objects, functions, stored procedures, database tables and columns, scripts and others. MetaWare provides services and products such as re-hosting, database and programming language conversions. Most software technologies address the ADABAS/Natural arena, and other competitors focus on collecting sufficient information about application portfolios to improve business processes. Other solution developers provide distributed repository solutions and architecture modernization services.

C. Organizational Structure

We run our worldwide operations through several wholly owned and controlled subsidiaries, named below:

Name of Subsidiary	Country of Incorporation
BluePhoenix Solutions USA Inc.	United States
Amalgamated Software NA Inc. (ASNA)	United States
BridgeQuest Inc.	United States
BluePhoenix Solutions Nordic ApS	Denmark
BluePhoenix Solutions U.K. Ltd.	United Kingdom
BluePhoenix Solutions Srl.	Italy
I-Ter/Informatica & Territorio S.p.A.	Italy
BluePhoenix Solutions GmbH	Germany
BluePhoenix Solutions B.V.	The Netherlands
BluePhoenix Solutions Ltd.	Cyprus
BluePhoenix Solutions Srl.	Romania
BluePhoenix Solutions Co., Ltd.	Korea
Liacom Systems Ltd.	Israel
Zulu Software Inc.	United States
Mainsoft Corporation	United States

D. Property, Plants and Equipment

We, together with our subsidiaries and affiliates, currently occupy approximately 11,300 square meters of office space. The aggregate annual rent we paid for these facilities in 2007 was $2.5 million. The following table presents certain information about our facilities and the terms of lease of these facilities.

Country and State	City	Sq. Meters	Expiration	Annual anticipated rental fees in 2008(*) in thousands $

Israel	Herzliya	2,170	December 2008	258
Israel	Holon	280	August 2008	25
Israel	Lod	1,076	June 2008	157
USA, North Carolina	Cary	700	April 2012	147
USA, California	Santa Clara	160	October 2008	18
USA, Texas	San Antonio	1,386	July 2010	284
Denmark	Ballerup	2,074	November 2008	429
Germany	Frankfurt	115	August 2008	36
Romania	Bucharest	900	October 2011	235
United Kingdom	Milton Keynes	180	November 2012	46
United Kingdom	Surrey	125	September 2011	75
Cyprus	Nicosia	517	June 2009	85
Italy	Milan	150	April 2012	44
Italy	Riccione	220	January 2014	31
Italy	Milan	110	April 2012	14
Italy	Roma	124	May 2012	36
Russia	St. Petersburg	1,010	December 2009	564
Total		11,297		2,484

(*) Includes related fees such as management fees, maintenance, parking etc.

If, in the future, we determine that we need additional space to accommodate our growth, we believe that we will be able to obtain this additional space without difficulty and at commercially reasonable prices. We do not own any real property.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We have been pursuing a strategy of adding new technologies to our suite of automated modernization tools. As a result, our revenues increased from $58.9 million in 2005 to $68.0 million in 2006 and to $88.4 million in 2007.

We enhanced our solutions and services portfolio via internal development of new software tools and through acquisitions and investments. Accordingly, we devote significant resources to the development and marketing of new software modernization tools. In addition, we invest in businesses that develop software tools that are complementary to our existing portfolio and invest in a skilled and specialized workforce.

In August 2007, we acquired Amalgamated Software North America (ASNA). ASNA’s product, Monarch, is a fully integrated solution for transforming RPG applications to the Microsoft .NET platform. ASNA is a Microsoft Gold Certified Partner, a Microsoft Visual Studio Industry Partner, an IBM Tools Network Partner, and an Advanced Tier Member of IBM’s PartnerWorld for Developers. We expect to expand our modernization offering to enterprises running legacy applications on the IBM AS/400, iSeries, and System i who are facing the mounting challenge of modernizing their RPG-based applications, by providing these enterprises both software tools and services required to perform these tasks successfully.

In April 2007, we acquired BridgeQuest Inc., a North Carolina corporation that manages and operates, through a wholly owned subsidiary, a professional outsourcing center in St. Petersburg, Russia. This alternative large offshore center in St. Petersburg, Russia offers services at a lower cost than our other offshore facilities in Romania and Cyprus. St. Petersburg is also close to our European customers, and therefore can provide easy access for customers who may be interested in post-modernization services that will be provided from a near, although off-shore, location. We anticipate that this strategic acquisition will enable us to increase our profitability.

In January 2008, we announced our decision to sell our holdings in our subsidiary Mainsoft, in which we hold a 58% controlling interest. Our management’s decision followed a strategic shift in Mainsoft's product development and marketing strategy outside of BluePhoenix's core business focus. Based on the impairment tests performed in the fourth quarter of 2007, an impairments loss of $7 million related to goodwill in Mainsoft has been identified and was charged to income. As a result, we recorded a one-time, non-cash, charge of $7 million as impairment of goodwill and had a net loss of $8.2 million in 2007 compared to net income of $4.7 million generated in 2006 and $1.8 million in 2005.

Economic changes such as the U.S. subprime mortgage loan crisis and the economic instability caused by the rise in oil prices, are affecting companies’ willingness, in both the U.S. and in Europe, to make capital spending on IT projects. We cannot know whether IT capital spending and investment in IT projects will continue in the future at the same level, or how the economic conditions will affect our business. Accordingly, we cannot assure you that we will be able to increase our revenues or keep our revenues at the same level as in 2007. As we continue to market new products and penetrate international markets, we expect our selling, general and administrative expenses to continue to be relatively high

 Our quarterly and annual results of operations have fluctuated significantly in the past and we expect them to continue to fluctuate significantly in the future, as a result of numerous factors, including the changes in the suite of modernization tools we have been offering to our customers, the impact of acquisitions and dispositions of companies, and the difficulties we have encountered in introducing our tools to the market. Therefore, we believe that period-to-period comparisons of our financial results are not necessarily meaningful and you should not rely on them as an indication of future performance.

Challenges and Opportunities

While there are many opportunities to be targeted in today’s modernization market, delivering constant growth in revenues while maintaining and improving gross profits is an ongoing challenge. Although the increasing need for IT legacy modernization points to an increasing market, there are no guarantees that the increasing need will be followed by an increasing demand for our technology as a result of global economic changes, and that we will be able to maintain our current growth rate.

The technology used for modernization projects changes on an ongoing basis in line with the underlying legacy technology and systems. In order to maximize the opportunities at hand, we must continue to be successful at identifying market trends and predicting the need for new tools and modernization services in the various areas of enterprise technology.

Our opportunity for growth and our operational strategy is partially based on the acquisition of companies with services, tools, and technologies that extend or complement our existing business. We may face increased competition for acquisition opportunities or difficulties in identifying and locating new tools and technologies, which may inhibit our ability to complete suitable acquisitions on favorable terms. Successful integration of acquired technologies, service centers, or companies into our existing business and suite of solutions will remain a significant challenge for us.

In 2007, we continued to expand our operations into new potential markets such as in the Asia Pacific region where we opened a new office in Korea, and in Europe, where we are expanding into countries like France where we have had only a limited presence to date. While there are excellent opportunities for growth in these areas, the successful penetration to new markets and environments remains a sales and management challenge.

To keep up with the growing number of projects we have successfully secured, we must recruit and retain additional personnel who are highly skilled in the fields of project management, legacy systems, and leading modern technologies. However, the number of skilled personnel is limited and the competition for attracting and retaining such personnel is intense, particularly in the information technology industry.

Consolidation of the Results of Operations of Our Subsidiaries

Following is information regarding the consolidation of the results of operations of certain of our subsidiaries, for the periods indicated. We began to consolidate the results of operations of each of these subsidiaries when we acquired control in them.

Name of Subsidiary	Beginning Consolidation
Zulu Software Inc.	First quarter of 2006
BridgeQuest Inc.	Second quarter of 2007
ASNA	Third quarter of 2007

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with U.S. GAAP. Accordingly, we are required to make certain estimates, judgments, and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

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

Revenues derived from direct software license agreements are recognized in accordance with Statement of Position (SOP) 97-2 “Software Revenue Recognition” (as amended by SOP 98-4 and SOP 98-9), upon delivery of the software, when collection is probable, the license fee is otherwise fixed or determinable, and persuasive evidence of an arrangement exists. There are no rights to return products or similar contingencies in our contracts.

We typically sell our software products and services in stand-alone contracts for software product licenses, services, or Post Contract Support, referred to as PCS. A relatively small portion of our arrangements includes multiple elements. These arrangements are usually arrangements in which we sell a software product license and PCS.

We follow paragraph 10 of SOP 97-2, “Software Revenue Recognition,” as amended, and allocate the total fee arrangement to the software and the PCS undelivered element based on vendor-specific objective evidence, referred to as VSOE. We allocate the total fee arrangement based on the guidance set forth in paragraph 57 of SOP 97-2, which states, “The fair value of the PCS should be determined by reference to the price the customer will be required to pay when it is sold separately.”

We calculate the fair value of PCS in two different manners, depending on the circumstances. Fair value is based on either (i) the consistent renewal rate of the PCS stated in the relevant contract, or (ii) the price charged when the PCS is sold separately. In either case, the portion of the fee arrangement allocated to the PCS is recognized as revenues ratably over the term of the PCS arrangement.

VSOE for most of our solutions is determined using the bell-shaped curve approach by evaluating the price paid for PCS sold separately. Under this method, VSOE of fair value is determined by evaluating the price paid for PCS when sold separately. We follow the guidance of TPA 5100-55, and accordingly, determine the VSOE using that consistent percentage of the stated license fee of the respective arrangements.

In some of the agreements with our customers, the customers have the right to receive unspecified upgrades on an if-and-when available basis (we do not provide specific upgrades). These upgrades are considered PCS.

Long term contracts accounted for pursuant to SOP 81-1,“Accounting for Performance of Construction-Type Contracts,” are contracts in which we sell our software framework, on which material modifications, developments and customizations are performed, to provide the customer with a new and modern IT application with enhanced capabilities that were unavailable in its former legacy system. The aforementioned services are essential to the functionality of the software and to its compliance with customers’ needs and specifications. We account for these arrangements pursuant to paragraph 7 to SOP 97-2 and TPA 5100.48.

Under this method, estimated revenue is generally accrued based on costs incurred to date, as a percentage of total updated estimated costs.

We recognize contract losses, if any, in the period in which they first become evident. Some of our contracts include client acceptance clauses. In these contracts, we follow the guidance of TPA 5100.67 and SAB 104. In determining whether revenue can be recognized, when an acceptance clause exists, we consider our history with similar arrangements, the customer’s involvement in the negotiation process, and the existence of other service providers and the payment terms.

We present revenues from products and revenues from services in separate line items. The product revenues line item includes revenues generated from (i) stand-alone software products; and (ii) software products that were included in multiple-element arrangements and were separated pursuant to SOP 97-2 as aforementioned.

In the services revenue line item, we included (i) revenues generated from stand-alone consulting services; (ii) revenues generated from stand-alone PCS; (iii) revenues accounted for pursuant to SOP 81-1; and (iv) revenues generated from PCS included in multiple-element arrangement and were separated pursuant to SOP 97-2 as aforementioned. We have included all SOP 81-1 arrangements in the service revenues line item since we can not establish VSOE of fair value to neither the service element nor the software element. Our software framework and these kinds of modifications and customizations are not sold separately. Therefore, we can not appropriately justify reflecting the product portion separately in our statement of operations.

We believe that our revenue recognition policies are in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 101 and SAB 104, “Revenue Recognition in Financial Statements.”

Capitalized research and development costs. Research and development costs of software that is intended for sale that were incurred after the establishment of technological feasibility of the relevant product, are capitalized. Technological feasibility is determined when detailed program design is completed and verified in accordance with the provisions of the Statement of Financial Accounting Standards No. 86 (SFAS 86). Research and development costs incurred before technological feasibility is established are charged to the statement of operations as incurred, net of participation of the Office of the Chief Scientist (OCS). Our policy on capitalized research and development costs determines the timing of our recognition of certain development costs. In addition, this policy determines whether the cost is classified as development expense or capitalized costs. Management is required to use professional judgment in determining whether development costs meet the criteria for immediate expense or capitalization. Amortization of capitalized research and development costs begins when the product is available for general release to customers. Annual amortization is computed by the straight-line method, over the remaining useful life of the product, currently over a period of 5 years, or based on the ratio of current gross revenues to current and anticipated future gross revenues, whichever is higher. Our failure to accurately predict the useful life of capitalized research and development costs could cause a one-time amortization, which could adversely affect our operating results.

Impairment of goodwill and intangible assets. Our business acquisitions resulted in goodwill and other intangible assets. We periodically evaluate our goodwill, intangible assets, and investments in affiliates for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions, and operational performance of our acquired businesses and investments.

In accordance with FASB Statement of Financial Accounting Standards No. 142 “Goodwill and Other intangible Assets” (SFAS 142), indefinite life intangible assets and goodwill are not amortized but rather subject to annual impairment testing.

Goodwill and intangible assets are tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is generally determined using discounted cash flows, market multiples, and market capitalization. Significant estimates used in the fair value methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples of the reportable unit. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill and intangible assets. These write downs may have an adverse affect on our operating results. Future events could cause us to conclude that impairment indicators exist and that additional intangible assets associated with our acquired businesses are impaired.

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

Our intangible assets are tested for impairment on a regular basis, and written down when impaired. Pursuant to impairment tests performed in the fourth quarter of 2007, an impairment loss of $7 million related to goodwill in Mainsoft, has been identified and was charged to income. Mainsoft, in which we hold 58% of its outstanding share capital, was acquired in a series of transactions between the years 1999 to 2001. There can be no assurance that future goodwill impairment tests or the consideration that will result from the intended sale of Mainsoft, if it occurs, will not result in additional charges to earnings.

SFAS 123(R). On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” referred to as SFAS 123(R), which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated income statement. Prior to the adoption of SFAS 123(R), we accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” or SFAS 123. Our determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our share price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to our expected share price volatility over the terms of the awards, and actual and projected employee share option exercise behaviors. Although the fair value of employee share options is determined in accordance with SFAS 123(R) and SAB 107 using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction. As of December 31, 2007 onward, we adopted SAB 110 in developing an estimate of the expected term.

Income taxes. In July 2006, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109, or FIN 48, which requires income tax positions to meet a more-likely-than-not recognition threshold to be recognized in the financial statements. Under FIN 48, tax positions that previously failed to meet the more-likely-than-not threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. Prior to 2007, we recorded estimated income tax liabilities to the extent they were probable and could be reasonably estimated. As a multinational corporation, we are subject to taxation in many jurisdictions, and the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in various taxing jurisdictions. If we ultimately determine that the payment of these liabilities will be unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine the liability no longer applies. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than we expect the ultimate assessment to be. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the actual liability for Israeli or foreign taxes may be materially different from our estimates, which could result in the need to record additional tax liabilities or potentially reverse previously recorded tax liabilities. The adoption of FIN 48 did not result in a change to our retained earning. As of December 31, 2007, there are no unrecognized tax benefits.

Accounts receivable and Allowances for Doubtful Accounts. Our trade receivables include amounts due from customers. We perform ongoing credit evaluations of our customers’ financial condition and we require collateral as deemed necessary. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make payments. In judging the adequacy of the allowance for doubtful accounts, we consider multiple factors including the aging of our receivables, historical bad debt experience and the general economic environment. Management applies considerable judgment in assessing the realization of receivables, including assessing the probability of collection and the current credit worthiness of each customer. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Derivative Instruments. We have adopted Statement of Financial Accounting Standards SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, referred to as SFAS 133. Under the provisions of SFAS 133, all derivatives are recognized on the balance sheet at their fair value. Changes in fair value are recognized periodically in earnings or accumulated other comprehensive income within shareholders’ equity, depending on the intended use of the derivative and whether the derivative has been designated by management as a hedging instrument. Changes in fair value of derivative instruments not designated as hedging instruments are recognized in earnings in the current period.

We use foreign currency options, forward exchange contracts and forward interest contracts to assist in managing financial risks. We do not use derivative financial instruments for speculative purposes. These instruments are recognized at fair value, with all changes in fair value recorded in current period earnings, as these transactions have not been designated as hedging instruments under SFAS 133.

In 2007, we had convertible notes, which contained an embedded put option that was bifurcated from the host debt and was being recorded at fair value in accordance with SFAS 133.

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," or SFAS 157. This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for us beginning January 1, 2008. The FASB issues a FASB Staff Position (FSP) to defer the effective date of SFAS 157 for one year for all non-financial assets and non-financial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis. We do not expect the adoption will have material impact on our consolidated financial statements.

In February 2007, the FASB issued FAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This standard permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. As applicable to us, this statement will be effective as of the year beginning January 1, 2008. We do not expect the adoption of FAS 159 to have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations,” or SFAS 141(R). SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, the goodwill acquired, and any noncontrolling interest in the acquire. This statement also establishes disclosure requirements to enable the evaluation of the nature and financial effect of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. We are currently evaluating the potential impact, if any, of the adoption of FAS 141(R) on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51,” or SFAS 160. SFAS 160 establishes accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of any retained noncontrolling equity investment when a subsidiary is deconsolidated. This statement also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008.

In December 2007, the SEC issued Staff Accounting Bulleting No. 110, or SAB 110, relating to the use of a "simplified" method in developing an estimate of the expected term of "plan vanilla" share options. SAB 107 previously allowed the use of the simplified method until December 31, 2007. SAB 110 allows, under certain circumstances, to continue to accept the use of the simplified method beyond December 31, 2007. The adoption of SAB 110 will impact our consolidated financial statements since we use the "simplified" method in developing an estimate of the expected term on our share options.

Our Reporting Currency

The currency of the primary economic environment in which the operations of BluePhoenix and most of its subsidiaries are conducted is the U.S. dollar. In addition, a substantial portion of our revenues and costs are incurred in dollars. Thus, the dollar is our functional and reporting currency.

We follow SFAS 52 “Foreign Currency Translation” and accordingly non monetary transactions denominated in currencies other than the dollar are measured and recorded in dollar at the exchange rates prevailing at transaction date. Monetary assets and liabilities denominated in currencies other than the dollar are translated at the exchange rate on the balance sheet date. Exchange gain or losses on foreign currency translation are recorded in income.

Following is a summary of the most relevant monetary indicators for the reported periods:

For the year ended December 31,	Inflation rate in Israel	Devaluation of NIS against the US$	Devaluation of euro against the US$
	%	%	%
2005	2.4	6.8	13.3
2006	(0.1)	(8.2)	(11.3)
2007	3.4	(8.7)	(11.7)

A. Operating Results

The following table presents the percentage relationships of certain items from our consolidated statement of operations, as a percentage of total revenues for the periods indicated:

Statement of Operations Data as a Percentage of Revenues:

	Year ended December 31,
	2007	2006	2005
	%	%	%

Revenues	100.0	100.0	100.0
Cost of revenues	43.7	41.9	43.1
Gross profit	56.3	58.1	56.9
Research and development costs	16.0	13.8	13.6
Selling, general, and administrative expenses	37.1	32.6	36.7
Goodwill impairment	7.9	-	-
Restructuring costs	0.8	-	-
Operating income (loss)	(5.5)	11.7	6.6
Financial expenses, net	(4.9)	(5.2)	(3.3)
Other income, net	1.0	0.4	0.2
Income (loss) before taxes on income	(9.4)	6.9	3.5
Income tax expense (income), net	0.1	(0.4)	0.3
	(9.5)	7.3	3.2
Minority interest	0.2	(0.4)	(0.2)
Equity in earnings of affiliated companies, net	-	-	-
Net income (loss)	(9.3)	6.9	3.0

Years Ended December 31, 2007 and 2006

Revenues. Revenues increased 30% from $68.0 million in 2006 to $88.4 million in 2007.

Revenues generated from products grew 100% from $10.1 million in 2006 to $20.4 million in 2007. The increase is attributed the expansion of our product offering through acquisitions and internal development efforts. Tools such as ICL/Migrator, ADABAS/Natural to RDBMS/Java, COBOL LE Enabler, PowerBuilder to Java, IMS migration and other were introduced during 2006 and 2007 and were integrated into our suite of solutions. In August 2007 we introduced the Monarch, for transforming RPG applications to Microsoft.Net platform.

Revenues from professional services grew 17% from $57.9 million in 2006 to $67.9 million in 2007. The increase in revenues from professional services is attributed to the increase in professional services related to our expanded product offerings which met the increasing demand for legacy software modernization.

We constantly update our suite of solutions in order to support a larger variety of languages, databases, and platform conversions. We believe that, as a result, IT service companies choose to license our technologies for use in modernization projects for their end customers.

In 2007, we continued strengthening our sales team and devoted significant management attention to increase market awareness and to establish a strong reputation as a leader in the modernization market. We have also increased our marketing efforts through targeted exhibitions, an expanded public relations program, Web and e-mail marketing, online Webcasts, and other lead generation campaigns. These have significantly contributed to increasing the interest in our products and solutions and have helped to drive the growth in revenues.

The table below presents the breakdown of our revenues based on the location of our customers for the periods indicated:

	2007	2006	2005
	%	%	%
United States	26	22	30
Europe (other than Denmark)	38	42	32
Denmark	18	15	21
Israel	9	15	14
Other	9	6	3
Total	100	100	100

Cost of revenues. Cost of revenues increased by 36% from $28.5 million in 2006 to $38.7 million in 2007. Cost of revenues consists of salaries, travel costs relating to projects and services rendered, amortization of capitalized research and development costs, and fees paid to independent subcontractors. Cost of revenues in 2007 included $982,000 of integration expenses related to our recent acquisitions. Cost of revenues as a percentage of revenues increased from 42% in 2006 to 44% in 2007, as a result of an increase in amortization of research and development costs which increased from $7.1 million in 2006 to $10.5 million in 2007. This increase was related to the amortization of capitalized research and development costs as a result of general release of developed modernization tools and the increase of the amortization of purchased technologies and intangible assets related to recent acquisitions.

Research and development costs. Research and development costs, gross, consist of salaries and consulting fees that we pay to professionals engaged in the development of new software tools and related methodologies. Research and development costs, net, consist of research and development costs, gross, less development grants and capitalized research and development costs. Our development costs are attributed to the development of our modernization suite of tools and are charged to operations as incurred, unless capitalized according to SFAS 86.

Research and development costs, gross, increased from $17.7 million in 2006 to $19.4 million in 2007. Research and development costs in 2007 included $183,000 integration expenses related to our recent acquisitions and additional $500,000 attributed to the research and development expenses in ASNA that was acquired during 2007. The remaining increase is attributed to our increase in effort to update our suite of solutions in order to support a larger variety of languages, databases, and platform conversions.

Research and development costs, net, increased from $9.4 million in 2006 to $14.1 million in 2007. As a percentage of revenues, research and development costs, net increased from 14% in 2006 to 16% in 2007. The increase, in addition to the aforementioned, is as a result of the decrease in capitalization. In 2007, we capitalized research and development costs in an aggregate amount of $5.3 million compared to $8.2 million in 2006.

Selling, general, and administrative expenses. Selling, general, and administrative expenses consist primarily of wages and related expenses, travel expenses, third party and sales commissions, selling expenses, marketing and advertising expenses, rent, insurance, utilities, professional fees, and depreciation. Selling, general, and administrative expenses increased by 48% from $22.1 million in 2006 to $32.8 million in 2007. As a percentage of revenues, selling, general and administrative expenses increased from 33% in 2006 to 37% in 2007. The increase is attributed to integration charges in the amount of $688,000 incurred as a result of the acquisitions of BridgeQuest and ASNA. A $1.8 million non-cash charge incurred by us as a result of the payment by Formula Systems (1985) Ltd., or Formula, to our CEO of a bonus with respect to the sale by Formula of its shareholding in BluePhoenix, was also charged to selling, general, and administrative expenses. We also incurred a charge of stock-based non-cash compensation in the amount of $1.0 million compared to almost zero in 2006. The remaining increase is attributed to the increase of the increase in overall activity of our company.

Goodwill impairment. Our intangible assets are tested for impairment on a regular basis, and written down when impaired. Pursuant to impairment tests performed in the fourth quarter of 2007, an impairment loss of $7 million related to goodwill in Mainsoft has been identified and was charged to income. There can be no assurance that future goodwill impairment tests or the consideration that will result from the intended sale of Mainsoft, if it occurs, will not result in additional charges to earnings. The remaining value of goodwill related to Mainsoft is $4.0 million.

Restructuring costs. In 2007, we went through a restructuring process, mainly due to recent acquisitions, which was followed by reorganization in our research and development and project delivery departments. Total restructuring expenses in 2007 amounted to $694,000 and consist of severance costs to terminated employees.

Financial expenses, net. Financial expenses increased from $3.5 million in 2006 to $4.4 million in 2007. The increase in financial expenses was mainly attributable to non-cash expenses related to the convertible debentures and embedded derivatives which increased from $1.2 million in 2006 to $2.1 million in 2007. This increase related to the conversion of the $3 million and $5 million debentures into equity and as such, all unamortized discount and the beneficial conversion features were charged to financial expenses. Additional financial expenses in 2007 were attributable to a $10.5 million increase in our overall borrowings from banks which were attributed to the acquisitions of BridgeQuest and ASNA. In November 2007, we consummated a $35 million private placement, the proceeds of which were mainly used to repay all of our bank loans, in the aggregate amount of $32 million. We expect financial expenses to be reduced significantly following such repayments and as a result of the conversion of all our debentures and notes as of December 31, 2007.

Other income, net. Other income consisted of a $758,000 payment from Cicero Inc., of which $300,000 was in cash and $458,000 was in securities. This amount was previously charged to provision for losses. The amount was received as part of a settlement pursuant to an agreement signed on October 30, 2007 with Cicero, in which we repaid $1.7 million on behalf of Cicero to Bank Ha’Poalim to cover part of Cicero’s credit facility with the bank. (For more information see “Item 4.B. Business Overview–Investments and Acquisitions–Cicero.”) Additional amount is attributed to a dividend received from Steps Ventures, an Israeli venture capital investment group, in which we hold 375,000 shares representing 3.75% of its outstanding share capital. The dividend received in 2007 was $134,000 compared to $282,000 in 2006.

Income tax expense. In 2007, we had tax expense of $68,000 compared to income tax benefits of $282,000 in 2006. The tax expenses are compound from taxes related to prior years in the amount of $208,000 and tax related to current year which include tax benefit related to exercise of share-options in the amount of $594,000 offset by $1.0 million deferred tax which represents our estimated tax benefits in the next three years. The income tax benefit in 2006 was related to the final settlement of tax assessments with the Israeli Income Tax Authorities, which was partially offset by our local taxes paid worldwide by our international subsidiaries. We have net operating losses carried forward for tax purposes for the amount of $78.0 million that resulted in relative low tax rate charges comparing to our income before tax results.

Minority interest. Minority interest in losses in 2007 was $163,000 representing our minority share in the net profit of Liacom, Zulu and Mainsoft. Minority interest in earning in 2006 was $317,000, representing our minority share in the net losses of these companies. There were no changes in our minority interest.

Years Ended December 31, 2006 and 2005

Revenues. Revenues increased 15% from $58.9 million in 2005 to $68.0 million in 2006, representing 15% of the overall revenues in each of these years. Revenues generated from products grew 17% from $8.7 million in 2005 to $10.2 million in 2006. Revenues from services grew 15% from $50.2 million in 2005 to $57.9 million in 2006. The product mix has not changed in 2006. We attribute the revenue growth of our services and products to the same key factors.

•	The growing realization by major enterprises those are dependent on legacy core systems, of the inevitability of IT modernization to remain effective, competitive and efficient.

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

Cost of revenues. Cost of revenues increased 12% from $25.4 million in 2005 to $28.5 million in 2006. Cost of revenues as a percentage of revenues decreased 1.2% from 43.1% in 2005 to 41.9% in 2006. The decrease in cost of revenues as a percentage of revenues was mainly due to the expansion of our offshore centers, a process that continued in 2007. During 2006, we increased the number of professional employees in our offshore centers by 11%. These employees enabled us to replace on-site facility employees, thus decreasing the number of relatively expensive technical experts. The reduction in costs in our offshore centers relative to the costs in our on-site facilities resulted in an average savings of 30%-50% per employee. In addition, as the degree of automation of our tools increases, the need for expert services decreases, and as a result our direct expenses decrease.

The total amount of amortization of intangible assets in 2006 was $7.1 million, compared to $5.5 million in 2005. This increase was related to the general release of developed modernization tools and the amortization of intangibles related to 2006 acquisitions.

Research and development costs. Research and development costs, net, increased from $8.0 million in 2005 to $9.4 million in 2006. As a percentage of revenues, research and development costs, net remained at 14%.

Research and development costs, gross, increased from $16.3 million in 2005 to $17.7 million in 2006. As a percentage of revenues, research and development costs, gross decreased to 26% in 2006 compared to 27.7% in 2005. This decrease was primarily due to the market release of developed modernization tools and a reduction in costs by using our offshore centers.

Research and development costs are charged to operations as incurred, unless capitalized according to SFAS 86. In 2006, we capitalized research and development costs in an aggregate amount of $8.2 million compared to $8.0 million in 2005. During 2005 and 2006, we introduced several new solutions:

•	BluePhoenix LogicMiner – a solution for understanding and mining COBOL applications;
•	BluePhoenix Redevelopment SOA – a new redevelopment solution for converting COBOL applications to Java and C#; and
•	Automated tool for converting ADABAS/Natural applications to Java using rational databases.

Selling, general and administrative expenses. Selling, general and administrative expenses increased from $21.6 million in 2005 to $22.1 million in 2006. During 2006, our expanded marketing efforts lead to a significant growth in revenue and in number of new signed deals during 2007.

Financial expenses, net. Financial expenses in 2006 were $3.5 million compared to $2.0 million in 2005. The increase in financial expenses is mainly attributable to the issuance of convertible notes in February 2006 and convertible debentures in March 2006. The calculation of the discount amortization and the fair value adjustments of related financial instruments resulted in non-cash financial expenses. The non-cash expenses related to the convertible notes and debentures were $1.2 million in 2006 compared to $556,000 in 2005. In addition, the increase in financial expenses was attributable to the increase of our overall borrowings from banks.

Other income, net. Other income, net in 2006 was $282,000 compared to $104,000 in 2005. Other income in 2006 consists of dividend received from Steps Ventures, an Israeli venture capital investment group.

Income tax expense, net. In 2006, we had income tax benefit, net of $282,000 compared to an expense of $149,000 in 2005. The income tax benefit in 2006 was related to the final settlement of tax assessments with the Israeli Income Tax Authorities, which was partially offset by our local taxes paid worldwide by our international subsidiaries.

Minority interest in profits of subsidiaries. Minority interest in 2006 includes $204,000 representing the minority share in the profits of Mainsoft, $88,000 representing the minority share in the profits of Liacom Systems and $25,000 representing the minority share in the profits of Zulu Software Inc.

B. Liquidity and Capital Resources

How We Have Financed Our Business

In 1997, we consummated two public offerings, and received net proceeds of $33.9 million after deducting underwriting discounts and commissions and offering expenses.

On March 30, 2004, we completed a private placement to institutional investors. Under the terms of this transaction as amended on February 18, 2005, we issued to the institutional investors, for an aggregate purchase price of $5 million, convertible debentures due in 2007, bearing interest at a rate of six months LIBOR paid quarterly. Pursuant to our agreement with the institutional investors, in March 2006, the institutional investors exercised their right to purchase from us, for an aggregate purchase price of $3 million, additional convertible debentures due in 2009. As of December 31, 2007, the institutional investors converted the entire principal amount of the debentures into 1,620,790 of our ordinary shares. For more information regarding the private placement, see “– Contractual Commitments and Guarantees.”

In February 2006, we completed an underwritten public offering in Israel of series A convertible notes in an aggregate principal amount NIS 54.0 million that were equal at the time of the transaction to approximately $11.5 million (the dollar amount was calculated based on the exchange rate at the date of the transaction). As of December 31, 2007, 99.4% of the notes were converted into 2,070,373 ordinary shares.

In order to improve our liquidity, we entered into sale of receivables’ agreements with regard to some of our customers, and control and risk of those trade receivables were fully transferred. This facility enables us to receive a short term financing from time to time, as the related costs of the financing are similar to the costs of credit lines from banks, and no covenants are required. In 2007, an amount of $11.4 million was sold. As of March 26, 2008, the remaining amount outstanding, as reflected in the interest charges, was $800,000.

In November 2007, we completed a $35 million private placement of ordinary shares and warrants issued to institutional investors. Under the Securities Purchase Agreement entered into with the institutional investors, we sold to the investors 2,000,000 ordinary shares at a purchase price of $17.50 per share. The investors were also granted warrants to purchase 800,000 ordinary exercisable during a 5-year term at an exercise price of $21.88. The net proceeds from the offering were mainly used for repayment of debt. As agreed with the investors, we registered the shares purchased by the investors and those underlying the warrants for resale under an effective registration statement.

We have entered into credit facilities with Bank Discount Le’Israel Ltd., Bank Ha’Poalim Ltd. Bank Leumi Le’Israel Ltd. and the First International Bank Ltd., for credit facilities of up to an aggregate of $33.5 million. We used the proceeds from the private placement completed in November 2007 to repay our outstanding loans to the banks . As of December 31, 2007, we had no outstanding loans under our credit facilities with the banks. In recent years, we used these credit facilities to finance certain acquisitions, to give guarantees, and for interim financing, in accordance with our cash requirements. These credit facilities provide for loans in various currencies and bear various interest rates. To the extent we borrow under our credit facilities, we would be required to comply with certain covenants related to our operations, such as:

•	maintaining a minimum level of shareholders’ equity of no less than 40% of our total assets and no less than $50 million;
•	maintaining a minimum level of tangible shareholders’ equity of no more than a deficit of $30 million;
•	maintaining a level of annual operating income before depreciation and amortization of no less than $5 million; and
•	maintaining a ratio of our bank liabilities to current assets, excluding other current assets, of no more than 40%.

To date, we have met all such covenants. We may use these credit facilities in the future.

As of December 31, 2007, we had cash and cash equivalents (including marketable securities) of $26.6 million and working capital of $25.3 million. As of December 31, 2006, we had cash and cash equivalents of $12.7 million and working capital of $17.9 million.

Net cash provided by operating activities was $17.3 million in 2007 compared to $10.0 million in 2006. Cash provided by operating activities was improved primarily as a result of the increase in our financial results. Although we incurred a loss of $8.2 million, $23 million were non-cash charges, such as depreciation and amortization, goodwill impairment and stock-based compensation.

Capital Expenditures

Our capital expenditures include the consideration paid for acquired activities and technologies.

In 2007, we invested $2.0 million in BridgeQuest Inc. and $7.0 million in ASNA, our newly consolidated subsidiaries. Additional consideration paid for previously acquired subsidiaries amounted to $1.3 million. The additional consideration was paid to CodeStream and Outlook. For more information about the transactions with CodeStream and Outlook, see “Item 4.B. Business Overview–Investments and Acquisitions–CodeStream-Outlook.”

Investment in property and computer equipment required to support our research and development activities were $1.1 million in 2007 and $676,000 in 2006.

In the last three years, we did not repurchase any shares under our buy-back programs. However, on March 20, 2008, we announced that our board of directors has authorized the repurchase of our shares, subject to market conditions, under our existing buy-back programs. As of December 31, 2007, we had repurchased 1,870,565 of our ordinary shares under our buy-back programs, for an aggregate of approximately $14.7 million. Under our buy-back programs, we may purchase our shares from time to time, subject to market conditions and other relevant factors affecting us.

Under the Israeli Companies Law, 1999, referred to as the Companies Law, the repurchased shares do not confer upon our subsidiaries any voting rights (although they entitle their holders to participation rights upon distribution). The first buy-back program adopted in May 1998 enables us to purchase our shares, through a subsidiary, utilizing up to $5 million. Under the second buy-back program adopted in September 1998, and amended in May 1999, we may purchase, through a subsidiary as a trustee, up to an additional 2,000,000 ordinary shares. Under the two plans we may acquire an additional 700,000 shares at the current share price. The closing price of our ordinary shares as quoted on the NASDAQ Global Market on March 26, 2008 was $9.06.

We believe that cash generated from operations together with existing sources of liquidity and cash flow, will be sufficient to meet our anticipated cash needs for at least the next 18 months.

Contractual Commitments and Guarantees

Convertible Debentures and Warrants Issued in a Private Placement to Institutional Investors

On March 30, 2004, we completed a private placement to institutional investors. Under the terms of this transaction as amended on February 18, 2005, we issued to the institutional investors, for an aggregate purchase price of $5 million, convertible debentures due in 2007, bearing interest at a rate of six months LIBOR paid quarterly, and warrants, exercisable until September 2009, for 285,714 ordinary shares at a purchase price of $6.50 per share. Pursuant to our agreement with the institutional investors, in March 2006, the institutional investors exercised their right to purchase from us, for an aggregate purchase price of $3 million, additional convertible debentures due in 2009 and warrants, exercisable until September 2011, for 200,000 ordinary shares at a purchase price of $4.50 per share.

As of December 31, 2007, the institutional investors converted the entire principal amount of the debentures into 1,620,790 of our ordinary shares. None of the warrants have been exercised. As agreed upon by the investors, we registered the shares underlying the warrants for resale under an effective registration statement.

Warrants Issued in November 2007

In November 2007, as part of the $35 million private placement, we issued to institutional investors warrants to purchase an aggregate of up to 800,000 BluePhoenix ordinary shares at an exercise price of $21.88 per share, subject to certain adjustments. These warrants may be exercised during a 5-year period, which commenced in November 2007. As agreed upon by the investors, we registered the shares underlying the warrants for resale under an effective registration statement.

Series A Convertible Notes Offered to the Public in Israel

In February 2006, we completed an underwritten public offering in Israel of series A convertible notes in an aggregate principal amount of NIS 54.0 million that were equal at that time to approximately $11.5 million. Interest on the notes was LIBOR 3 months +1.5% per annum. The notes and the shares underlying the notes were registered for trading on the TASE. On February 19, 2008, the TASE delisted the convertible notes, since substantially all of the notes have been converted into ordinary shares and the minimum holdings requirement is not maintained. As of March 26, 2008, 99.4% of the convertible notes have been converted.

CodeStream Transaction

Pursuant to the purchase agreement of CodeStream business activities, as amended in December 2007, we are required to issue to CodeStream up to 1,000,000 BluePhoenix ordinary shares if certain conditions are met. For more information, see “Item 4.B. Business Overview–Investments and Acquisitions–CodeStream Software Ltd.”

Chief Scientist

Three of our subsidiaries have entered into agreements with the Office of the Chief Scientist, or OCS. These subsidiaries are obliged to pay royalties to the OCS at a rate of 3% on sales of the funded products, up to 100% of the dollar-linked grant received in respect of these products from the OCS. As of December 31, 2007, the contingent liability amounted to $3.1 million, of which Mainsoft share is $2.2 million.

Singapore-Israel Industrial Research and Development Foundation

In the first quarter of 2004, the Singapore-Israel Industrial Research and Development Foundation agreed to provide one of our wholly owned subsidiaries, together with a company incorporated in Singapore, financing for the development of a Java report-generator software tool. Accordingly, the foundation agreed to award our subsidiary up to $100,000 payable according to an agreed-upon schedule. As of December 31, 2007, we received $45,000 of the grant. The grant is required to be repaid in installments based on sales of the funded software up to the amount of the grant.

Ministry of Production in Italy

In July 2007, our subsidiary, I-Ter, received a final approval from the Ministry of Production in Italy for its Easy4Plan product. Easy4Plan is a workflow management tool designed for ISO9000 companies. The total funds amounted to approximately $650,000, of which 30% constitute a grant, and the balance is an 8-year loan to be repaid by I-Ter. The loan bears a minimal annual interest. 90% of the funds were received in December 2007. The remaining 10% are expected to be received during 2008 after a review of the Ministry of Production.

Customers’ bank guarantees

Under agreements between us and certain of our customers, we undertook to provide these customers with bank guarantees for the assurance of performance of our obligations under our agreements with such customers. As of December 31, 2007, there are outstanding bank guarantees on our behalf for our customers in the aggregate amount of $52,000.

Operating leases

We are committed under operating leases for rental of office facilities, vehicles, and other equipment for the years 2008 until 2014. Annual rental fees under current leases are approximately $3.0 million, and are expected to remain at this level for each of the next three years. In connection with the office leases, we issued bank guarantees of $101,000 in the aggregate.

Indemnification of Office Holders

We entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to certain limitations. For more information, see “Item 7.B. Related Party Transactions – Indemnification of Office Holders.”

Effective Corporate Tax Rates

Following the tax reform enacted in 2003, an Israeli company is subject to tax on its worldwide income. An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid by the subsidiary in its country of residence. Israeli tax payers are also subject to tax on income from a controlled foreign corporation, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary, if such subsidiary’s primary source of income is a passive income (such as interest, dividends, royalties, rental income, or capital gains).

On January 1, 2006, an additional tax reform has been taken place relating primarily to profits from investments. The main goal of the reform was to unify the tax rates applicable to profits from investments, such as interest, capital gains, and dividends. In addition, under the new reform, the tax rates applicable to companies were reduced to 29% in 2007, 27% in 2008, 26% in 2009, and 25% from 2010 and on.

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

For information concerning our intellectual property rights, see “Item 4.B. Business Overview – Intellectual Property.”

D. Trend Information

Economic changes such as the U.S. subprime mortgage loan crisis and the economic instability caused by the rise in oil prices, are affecting companies’ willingness, in both the U.S. and in Europe, to make capital spending on IT projects. We cannot know whether IT capital spending and investment in IT projects will continue in the future at the same level, or how the economic conditions will affect our business. Accordingly, we cannot assure you that we will be able to increase our revenues or keep our revenues at the same level as in 2007. As we continue to market new products and penetrate international markets, we expect our selling, general and administrative expenses to continue to be relatively high.

E. Off-Balance Sheet Arrangements

None.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2007:

	Payment due by period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	In thousands $

Contingent consideration	8,754	8,754	-	-	-

Long term debt obligations	135	-	135	-	-
Operating lease obligations	5,826	2,965	2,704	157	-

Total	14,715	11,719	2,839	157	-

The above table does not include interest payments and royalties that we may be required to pay to the OCS and that may reach, in the aggregate, as of December 31, 2007, $3.1 million. For more information about grants received from the OCS, see “Item 4.B. Business Overview - Research and Development.” We are unable to reasonably estimate the amounts that we will eventually be required to pay to the OCS, if at all, and the timing of such payments, since these payments depend on our ability to sell products based on the OCS-funded technologies and the timing of such sales, if any.

G.  Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Sections 21E of the Exchange Act shall apply to forward-looking information provided in Items 5.E and F.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

A. Directors and Senior Management

The following table describes information about our executive officers and directors as of March 26, 2008.

Name	Age	Position

Arie Kilman	55	Chief Executive Officer, Director
Shai Beilis (1)	59	Director
Michael Chill (1)(2)	41	Director
Amira Berkovitz-Amir (1)(2)	41	Director
Varda Sagiv	47	Chief Financial Officer
Eliezer Harkavi	58	Chief Operations Officer
David Leichner	45	Chief Marketing Officer
Yossi Shemesh	44	Vice President, Operation
Yael Peretz	34	General Counsel
Greg Schottland	44	Vice President, Sales, North America
Tom O’Connell	37	Vice President, Research and Development
Pesach Gal-On	54	Vice President, Presales
Tzvia Shmuelevich	54	Vice President, Worldwide Delivery
________________
(1)	Member of the audit committee and independent director under The Nasdaq Global Market listing requirements.
(2)	An outside director.

Arie Kilman has served as our chief executive officer and director since May 2003. Mr. Kilman has also served as president and chief executive officer of BluePhoenix Solutions B.V. since its inception in October 2001. Mr. Kilman previously served as the president of Liraz, which he founded in 1984, and managed since then. From 1998 to July 2000, Mr. Kilman served as chief executive officer of Level 8. Mr. Kilman holds a BA degree in economics and computer science from New York University.

Aaron Crystal founded our company (previously named Crystal Systems Solutions Ltd.) in 1987, and served as one of our directors since our formation until he passed away on February 25, 2008.

Shai Beilis served as chairman of our board of directors from December 1995 until April 1998 and as vice chairman of our board of directors from April 1998 until November 1999. Mr. Beilis continues to serve as one of our directors. Mr. Beilis currently serves as chairman and chief executive officer of Formula Ventures Ltd. Mr. Beilis also served as a director of Formula Systems (1985) Ltd. from December 1997 until February 2005. Mr. Beilis holds a B.Sc. in mathematics and economics from the Hebrew University in Jerusalem (cum laude) and an MA in computer science from the Weizmann Institute of Science.

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

Varda Sagiv has served as our chief financial officer since June 2007. From 1998 until 2007, Ms. Sagiv served as the chief financial officer of Formula Ventures Ltd., a venture capital fund manager. Ms. Sagiv holds a BA in accounting from Tel Aviv University, and is a certified public accountant in Israel.

Eliezer Harkavi has served as our chief operations officer since January 2007. In his prior roll, since 1997, Mr. Harkavi served as our vice president of delivery and research and development. Prior to that, Mr. Harkavi served for 10 years as a director of software development at Aurec, currently Amdocs Ltd., a worldwide leader in customer care and billing systems. His responsibilities included management of several major development and implementation projects in the USA and Europe. Mr. Harkavi holds a BS in industrial engineering and management (cum laude) from the Technion, Israel Institute of Technology.

David Leichner has served as our chief marketing officer since June 2007. Prior to joining BluePhoenix, Mr. Leichner held executive management positions at Telrad Networks, Unipier and Magic Software Enterprises. He has also held various marketing management and technical positions at Information Builders, TRW Space and Defense and Salomon Brothers. Mr. Leichner holds a BA in systems management and an MBA in international marketing from City University of New York.

Yossi Shemesh has served as our vice president, operations since March 2003. Prior to its purchase by BluePhoenix, Mr. Shemesh was chief financial officer, and then chief executive officer, of Liraz Systems Ltd. He also served as chairman of Yaana Systems. Before that, he was an audit manager at the accounting firm of Jungerman, Gilboa, Silber, CPA. Mr. Shemesh holds an executive MBA from Tel Aviv University, a BA from Ben Gurion University, and is a certified public accountant in Israel.

Yael Peretz has served as our general counsel since 2000. Prior to joining BluePhoenix, Ms. Peretz worked as a lawyer with Shine, Hunter & Martin, a law firm. Ms. Peretz holds an LLB from the Hebrew University in Jerusalem and an MA in business administration from Tel Aviv University. Ms. Peretz is a member of the Israel Bar.

Greg Schottland has served as our vice president, sales, North America since December 2006, when we acquired certain business activities of CodeStream (formally Xitec Software) where he served as president. Prior to his work in the legacy modernization market, he founded and led Advanced Software Technologies. Mr. Schottland holds an M.S. in computer science from the University of Illinois and a B.S. in business from the University of Colorado.

Tom O’Connell has served as our vice president, research and development since September 2005. Mr. O’Connell joined BluePhoenix in October 2001 and served as director of research and development. Prior to joining BluePhoenix, Mr. O’Connell was the manager of development and support for Level 8 Systems. Prior to Level 8, Mr. O’Connell was the software development manager for Seer Technologies. Mr. O’Connell received a B.S. in computer science from the University of Pittsburgh.

Pesach Gal-On has served as our vice president, presales since January 2006. Prior to his current role, Mr. Galon served as founder, chief technology officer and senior projects manager for Outlook Systems, which was acquired by us in January 2004. Mr. Galon graduated from the Israeli military academy for computer science, and completed extensive IDMS training at Cullinet Inc.

Tzvia Shmuelevich has served as our vice president, worldwide delivery since January 2007. Prior to her current role at BluePhoenix, Ms. Shmuelevich served for 20 years as co-founder and delivery manager for Outlook Systems. Ms. Shmuelevich graduated as a practical engineer from the Ort Israeli Academy.

B.	Compensation

In 2007, we paid to our outside directors and executive officers, as a group (15 persons), aggregate remuneration of approximately $1.8 million. This amount includes bonuses and amounts set aside or accrued to provide pension, social security or similar benefits but do not include amounts expended by us for automobiles made available to our officers and expenses (including business travel, professional and business association dues and expenses) reimbursed to officers. In addition, Formula Systems (1985) Ltd., our former controlling shareholder, has paid a bonus of $1.8 million to Mr. Kilman, our chief executive officer, as compensation with respect to the sale by Formula of its shareholding in BluePhoenix.

The aggregate remuneration set forth in the foregoing paragraph does not include amounts we paid to Formula, our former controlling shareholder, under the terms of a management agreement, as consideration for management services rendered to us by certain directors designated by Formula. This agreement was terminated in June 2007 when Formula sold its controlling interest in BluePhoenix. See “Item 7.B. Related Party Transactions.”

Under Israeli law, we are not required to disclose, and have not otherwise disclosed, the compensation of our senior management and directors on an individual basis, except for Mr. Kilman, our chief executive officer, and Mr. Shai Beilis, whose compensation was recently approved by our shareholders.

We maintain written employment agreements with our officers. The employment agreements are not for a specific term and we may terminate them upon prior notice of between one and nine months. If we terminate the employment agreements, we will have to pay the usual severance pay required under Israeli law for all employees. Our directors, unless they also serve as officers, are not entitled to any benefits upon termination. The agreements with our officers provide for annual base salary and other benefits like vacation, sick leave, provision of an automobile, insurance contributions, and non-compete and confidentiality agreements. We had a similar agreement with Ms. Iris Yahal, our former chief financial officer, who resigned from her position on May, 31, 2007.

In December 2007, our shareholders approved, following the approval of our audit committee and our board of directors, the compensation of Mr. Arie Kilman, our chief executive officer, as follows: (i) an annual salary of $320,000, paid monthly; (ii) 30,000 restricted share units, referred to as RSUs, to be granted on January 1, 2008 and on the first day of each following year of service; and (iii) a quarterly bonus of $40,000 and 3,750 RSUs, if the targets described below are achieved:

Period	Revenues (in $)	Net Non-GAAP Profit (in $)
Q1 2008	$25.6 million	$4.1 million
Q2 2008	$27.0 million	$4.9 million
Q3 2008	$28.5 million	$5.1 million
Q4 2008	$30.2 million	$5.4 million
Total 2008	$111.3 million	$19.5 million

The net non-GAAP profit shall be as set forth in our financial statements. If the net non-GAAP profit target is met and the revenues target is not met, Mr. Kilman will be entitled to 50% of the bonus. If the revenues target is met and the non-GAAP earning per share is $0.125 or more, Mr. Kilman will be entitled to 50% of the bonus. The targets mentioned in the table above refer to 2008 and will be updated each year. The bonus will be paid at the end of each fiscal quarter. Non-GAAP results exclude discontinued operations, impairment of intangible assets, restructuring, acquisition related and integration charges, amortization and capitalization of intangible assets, the effect of stock-based compensation and non-cash financial and other expenses mainly related to convertible debentures.

The RSUs shall vest in three equal installments over a 3-year period, on the date of grant and on the first day of each of two additional years of service. The grant of the RSUs shall be under the terms set forth in our 2007 Award Plan and in accordance with our standard grant letter.

In addition, in December 2007, our shareholders approved, following the approval of our audit committee and our board of directors, the payment of compensation to Shai Beilis, a non-employee director, in the same amounts that were approved for compensation of our outside directors, as follows: (i) an annual cash payment in the amount of $8,000 (payable in four equal quarterly installments); and (ii) a payment of $600 per board meeting, referred to as the base rate. In accordance with the regulations promulgated under the Companies Law, the payment for telephone meetings (or a meeting held by other similar means) will be equal to 60% of the base rate, and payment for written resolutions will be equal to 50% of the base rate. These payments shall be made on the first day of each quarter for the preceding quarter.

In addition, the shareholders approved the grant of RSUs to each of our non-employee directors (i.e., Shai Beilis and the two outside directors, Amira Berkovitz-Amir and Michael Chill), as follows: (i) 4,000 RSUs on January 1, 2008; and (ii) 3,000 RSUs on the first day of each following year of service as our director.

The RSUs shall vest in three equal annual installments over a 3-year period, on the date of grant of the RSUs and on the first day of each of two additional years of service. The grant of the RSUs shall be under the terms set forth in our 2007 Award Plan and in accordance with our standard grant letter.

C.	Board Practices

Pursuant to our articles of association, directors are elected at a general meeting of our shareholders by a vote of the holders of a majority of the voting power represented at the meeting. Additional directors may be elected between general meetings by a majority of our directors. Our board is comprised of 4 persons, of which 3 have been determined to be independent within the meaning of the applicable NASDAQ requirements. Two of these independent directors also serve as outside directors mandated under Israeli law and subject to additional criteria to help ensure their independence. See “Outside Directors,” below. Each director, except for the outside directors, holds office until the next annual general meeting of shareholders. Officers are appointed by our board of directors.

Our board of directors has appointed an option committee, comprised of Messrs. Shai Beilis, Amira Berkovitz-Amir and Arie Kilman. The option committee is responsible for granting options and restricted share units to employees and consultants. The independent board members approve compensation for executive officers.

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

The initial term of an outside director is three years and may be extended for an additional three years. At present, Mr. Michael Chill and Ms. Amira Berkovitz-Amir serve as our outside directors, Mr. Chill to hold office until July 2009 and Ms. Berkovitz-Amir until December 2010. In accordance with the Israeli Companies Regulations (Alleviation for Public Companies Whose Shares are Listed on a Stock Exchange Outside of Israel) 2000, dual listed companies, like us, may re-appoint an outside director for an additional three-year term, above the maximum six-year term permitted under the Companies Law, if the audit committee and the board of directors confirm that due to the expertise and special contribution of the outside director to the work of the board and its committees, his re-appointment is in the best interests of the company.

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

In addition, under applicable NASDAQ rules, we are currently required to have at least three independent directors and to maintain an audit committee, whose members are independent of management. Our outside directors qualify as independent directors under the applicable NASDAQ rules and those of the Securities and Exchange Commission. We have established an audit committee, consisting of our two outside directors, Mr. Michael Chill and Ms. Amira Berkovitz-Amir, as well as Mr. Shai Beilis, who is considered “independent” under the applicable NASDAQ rules. The board has determined that both Michael Chill and Amira Berkovitz-Amir are “audit committee financial experts” as defined by applicable SEC regulations.

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

	2007	2006	2005
Technical Experts	464	335	260
Research and Development	187	150	140
Sales, General and Administrative	164	130	120
Total	815	615	520

In Israel	242	246	211
In Europe	464	284	253
In the United States	109	85	56

The numbers of employees indicated in the table above include expert consultants who we train for the implementation of our modernization tools and methodologies.

With respect to our employees in Israel, we are subject to various Israeli labor laws and labor practices, and to administrative orders extending certain provisions of collective bargaining agreements between the Histadrut (Israel’s General Federation of Labor) and the Coordinating Bureau of Economic Organizations (the Israeli federation of employers’ organizations) to all employees in Israel.

For example, mandatory cost of living adjustments, which compensate Israeli employees for a portion of the increase in the Israeli consumer price index, are determined on a nationwide basis. Israeli law also requires the payment of severance benefits upon the termination, retirement or death of an employee. We meet this requirement, inter alia, by contributing on an ongoing basis towards “managers’ insurance” and pension funds. In addition, Israeli employers and employees are required to pay specified percentages of wages to the National Insurance Institute, which is similar/compatible with the United States Social Security Administration. Other provisions of Israeli law and regulations govern matters such as the length of the workday, minimum wages, other terms of employment and restrictions on discrimination. We are also subject to the labor laws and regulations of other jurisdictions in the world where we have employees.

E.	Share Ownership

The following presents information regarding the ownership of our ordinary shares by the persons listed in the table under “Directors and Senior Management,” as of March 26, 2008. The percentage of outstanding ordinary shares is based on 20,907,929 ordinary shares outstanding as of March 26, 2008 (excluding 1,647,594 shares held by two of our wholly owned subsidiaries).

Unless otherwise specifically indicated, the address of each of the persons set forth below is at c/o BluePhoenix, 8 Maskit Street, Herzliya 46733.

Name	Number of shares beneficially owned(1)	Percentage of outstanding ordinary shares	Number of Restricted Share Units (RSUs)	Number of options to purchase ordinary shares
Arie Kilman (2)	574,999	6.0%	20,000	725,000(1)
Varda Sagiv (3)	-	-	16,667	-
Eliezer Harkavi (4)	-	-	23,000	16,000
David Leichner (5)	7,500	*	22,500	-
Yossi Shemesh (6)	-	-	50,000	75,910
Yael Peretz (7)	7,500	*	15,000	2,500
Greg Schottland (8)	-	-	10,500	-
Tom O’Connell	-	-	-	-
Pesach Gal-On (9)	-	-	-	75,000
Tzvia Shmuelevitz (10)	-	-	3,000	75,000
Shai Beilis (11)	1,333	*	2,667	-
Michael Chill	-	-	-	-
Amira Berkovitz-Amir (12)	-	-	2,667	-
All directors and officers as a group (13 persons) (13)	1,510,742	10.7%	166,001	969,410
______________
* Less than 1%.

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

(2)
Mr. Kilman was granted options to purchase ordinary shares under the following terms: (i) currently exercisable options to purchase 375,000 ordinary shares at $2.25 per share, which expire in April 2013; (ii) currently exercisable options to purchase 200,000 ordinary shares exercisable at $4.00 per share, which expire in September 2013; and (iii) currently exercisable options to purchase 150,000 ordinary shares at $6.00 per share, which expire in September 2015. In addition, Mr. Kilman was granted RSUs, of which: (i) 10,000 RSUs are convertible into ordinary shares in January 2009; and (ii) 10,000 RSUs are convertible into ordinary shares in January 2010.

(3)	Ms. Sagiv was granted RSUs under the following terms: (i) 8,333 RSUs are convertible into ordinary shares in August 2009; and (ii) 8,334 RSUs are convertible into ordinary shares in August 2010.
(4)
Mr. Harkavi was granted options to purchase 16,000 ordinary shares exercisable at $5.00 per share which are currently exercisable and expire in December 2015. In addition, Mr. Harkavi was granted RSUs under the following terms: (i) 5,333 RSUs are convertible into ordinary shares in August 2008; (ii) 5,333 RSUs are convertible into ordinary shares in August 2009; and (iii) 5,334 RSUs are convertible into ordinary shares in August 2010.

(5)
Of the RSUs granted to Mr. Leichner: (i) 7,500 RSUs are convertible into ordinary shares in August 2008; (ii) 7,500 RSUs are convertible into ordinary shares in August 2009; and (iii) 7,500 RSUs are convertible into ordinary shares in August 2010.

(6)
Mr. Shemesh was granted options to purchase ordinary shares under the following terms: (i) currently exercisable options to purchase 60,910 ordinary shares at $3.00 per share, which expire in April 2013; and (ii) currently exercisable options to purchase 15,000 ordinary shares exercisable at $5.00 per share, which expire in September 2015. In addition, Mr. Shemesh was granted RSUs under the following terms: (i) 7,666 RSUs are convertible into ordinary shares in August 2008; (ii) 9,000 RSUs are convertible into ordinary shares in October 2008; (iii) 7,666 RSUs are convertible into ordinary shares in August 2009; (iv) 9,000 RSUs are convertible into ordinary shares in October 2009; (v) 7,667 RSUs are convertible into ordinary shares in August 2010; and (vi) 9,000 RSUs are convertible into ordinary shares in October 2010.

(7)
Ms. Peretz was granted currently exercisable options to purchase 2,500 ordinary shares at $5.00 per share, which expire in December 2015. In addition, Ms. Peretz was granted RSUs, of which: (i) 5,000 RSUs are convertible into ordinary shares in August 2008; (ii) 5,000 RSUs are convertible into ordinary shares in August 2009; and (iii) 5,000 RSUs are convertible into ordinary shares in August 2010.

(8)
Mr. Schotland was granted RSUs under the following terms: (i) 2,666 RSUs are convertible into ordinary shares in August 2008; (ii) 833 RSUs are convertible into ordinary shares in February 2009; (iii) 2,667 RSUs are convertible into ordinary shares in August 2009; (iv) 833 RSUs are convertible into ordinary shares in February 2010; (v) 2,667 RSUs are convertible into ordinary shares in August 2010; and (vi) 834 RSUs available for sale in February 2011.

(9)
Mr. Gal-On was granted options to purchase ordinary shares under the following terms: (i) currently exercisable options to purchase 50,000 ordinary shares at $4.00 per share, which expire in December 2015; and (ii) options to purchase 25,000 ordinary shares at $4.00 per share, which vest in December 2008 and expire in September 2015.

(10)
Ms. Shmuelevitz was granted options to purchase ordinary shares under the following terms: (i) currently exercisable options to purchase 50,000 ordinary shares at $4.00 per share, which expire in December 2015; (ii) options to purchase 25,000 ordinary shares at $4.00 per share, which vest in December 2008 and expire in September 2015. In addition, Ms. Shmuelevitz was granted RSUs under the following terms: (i) 1,000 RSUs are convertible into ordinary shares in August 2009; (ii) 1,000 RSUs are convertible into ordinary shares in August 2009; and (iii) 1,000 RSUs are convertible into ordinary shares in August 2010.

(11)	Mr. Beilis was granted RSUs, of which: (i) 1,333 RSUs are convertible into ordinary shares in January 2009; and (ii) 1,334 RSUs are convertible into ordinary shares in January 2010.
(12)
Ms. Berkovitz-Amir was granted RSUs under the following terms: (i) 1,333 RSUs are convertible into ordinary shares in January 2009; and (ii) 1,334 RSUs are convertible into ordinary shares in January 2010.

(13)	Includes currently exercisable options to purchase 919,410 ordinary shares, held by our directors and officers.

Arrangements Involving the Issuance of BluePhoenix’s Shares or Grant of Options to Purchase Shares

In 1996, we adopted two option plans. One of these option plans was terminated after all options granted under it had been exercised. Pursuant to our other 1996 option plan, as amended, we reserved 3,700,000 ordinary shares for issuance to our and our subsidiaries’ directors, officers, consultants and employees. As of March 26, 2008, options to purchase 1,300,628 ordinary shares were outstanding under the plan. The exercise price of the options granted under the 1996 option plan ranges from $2.25 to $10.50.

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

In anticipation of the effect of the adoption of SFAS 123(R), and under the management belief that in the currently increasing competition in the labor market, an acceleration may have a positive effect on employee morale and retention, our board of directors and compensation committee approved as of December 27, 2005, the acceleration of several outstanding unvested options under our 1996 option plan so as to be fully-vested as of such date (see Notes 1K and 11B(1) to our financial statements). As a result, options to purchase 144,900 BluePhoenix ordinary shares and options to purchase 1,228,997 shares of Mainsoft, were accelerated. The acceleration of options held by our officers, who also serve as directors of the company, was also approved by the company’s shareholders as required under the law.

In July 2007, we adopted an award plan, referred to as the 2007 Award Plan, under which our board of directors may grant conditional rights to receive BluePhoenix ordinary shares (RSUs) to our and our subsidiaries’ directors, officers, consultants and employees. Our board of directors approved the issuance of the shares under the 2007 Award Plan and award agreements. As of March 26, 2008, we granted 247,500 RSUs under the plan. Our board of directors administers the plan and is empowered, among other things, to designate the grantees, dates of grant, the purchase price and the terms of RSUs, including the vesting schedule. Unvested RSUs are forfeited following termination of employment, unless otherwise agreed. Under the 2007 Award Plan, the grantee is responsible for all personal tax consequences of the grant and the sale of the shares. The plan will expire on 2017.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table presents information regarding the ownership of our ordinary shares at March 26, 2008 by each person known to us to be the beneficial owner of 5% or more of our ordinary shares. Options to purchase ordinary shares that are currently exercisable or exercisable within 60 days after the date of this report are deemed outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except where we indicated otherwise, we believe, based on information furnished by these owners, that the beneficial owners of our shares listed below have sole investment and voting power with respect to the shares.

Name and Address	Number of Ordinary Shares Owned	Percent of Total Shares(1)
Arie Kilman(2) BluePhoenix Solutions Ltd. 8 Maskit Street, Herzliya, Israel 46733	1,299,999	6.01%

Systematic Financial Management, L.P.(3)	1,191,231	5.8%

Gilder, Gagnon, Howe & Co. LLC(4)	2,555,019	12.5%

All directors and officers as a group (13 persons)(5)	1,510,742	6.73%
____________
(1) Percentages in the above table are based on 20,907,929 ordinary shares outstanding as of March 26, 2008 and do not include 1,647,594 ordinary shares held by two of our wholly owned subsidiaries. Pursuant to Israeli law, these shares do not confer upon our subsidiaries any voting rights (although such shares entitle their holders to participation rights upon distribution).

(2) Number of shares owned includes options currently exercisable to purchase 725,000 Ordinary Shares.

(3)  Based on a Schedule 13G filed on February 19, 2008. Systematic Financial Management L.P. is located at 300 Frank W. Burr Blvd., Glenpointe East, 7th Floor, Teaneck, NJ 07666.

(4) Based on a Schedule 13G (Amendment No. 2) filed on February 6, 2008. 2,282,478 of the above shares are held in customer accounts over which the partners and/or employees of Gilder, Gagnon, Howe & Co. LLC, referred to as GGH, have discretionary authority to dispose of or direct the disposition of the shares, 234,116 of the shares are held in accounts owned by the partners of GGH and their families and 38,425 shares are held in the account of the profit-sharing plan of GGH. GGH is located at 1775 Broadway, 26th floor, New York, NY 10019.

(5) Includes currently exercisable options to purchase 919,410 ordinary shares, held by certain of our directors and officers.

On June 19, 2007, Formula Systems (1985) Ltd., our former controlling shareholder, sold its entire interest in BluePhoenix to several international institutional investors.

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

As of March 26, 2008, there were 33 record holders of our ordinary shares. Of these record holders, 23 holders had mailing addresses in the United States owning an aggregate less than 1% of our outstanding ordinary shares, excluding the shares that our subsidiaries hold.

B.	Related Party Transactions

Management Agreement with Formula

From January 1996 and until June 2007, Formula Systems (1985) Ltd., referred to as Formula, at that time our parent company provided us with administrative and management support, pursuant to a letter agreement dated January 1, 1996. Pursuant to the letter agreement, we paid Formula in return for its services, a management fee equal to 3.0% of our revenues, up to a maximum of $180,000 per year. In addition, we used to reimburse Formula from time to time for expenses Formula incurred on our behalf. The agreement was terminated on June 19, 2007, when Formula sold its entire interest in BluePhoenix. The amount of management fee was negotiated in 1996 when we initially entered into the letter agreement. The amount of the fee was determined primarily on the parties’ good faith estimates of the value of services to be provided by the three directors seconded to us by Formula and the extent of our expected cost savings to be generated by Formula’s assistance in obtaining volume discounts and the provision of administrative support. Although we did not engage in actual negotiations with potential third-party providers of comparable services, the fee was based in part on our market knowledge of the cost of obtaining such services from third parties and/or developing the internal resources necessary to carry out these functions ourselves.

Payment by Formula to Our Chief Executive Officer

 In June 2007, Formula, our former controlling shareholder, has paid a bonus of $1.8 million to Mr. Kilman, our chief executive officer, as compensation with respect to the sale by Formula of its shareholding in BluePhoenix.

Transactions Between Us and Our Subsidiaries

We currently hold 40% of the outstanding share capital of MultiConn Technologies and have an option to increase our holdings in MultiConn Technologies to 60%. As of March 26, 2008, we lent to MultiConn Technologies an aggregate amount of $2.5 million.

In 2000, we entered into a management agreement with Mainsoft, under which we provide Mainsoft with management and advisory consulting services. Until the end of 2005, Mainsoft paid us in exchange for our services aggregate consideration of $120,000 per year. Beginning with 2006, the management fees were reduced to $60,000 per year.

In February 2005, we entered into an alliance agreement with Zulu for cooperation in marketing and selling Zulu’s and our software tools and services. For more information about Zulu, see “Item 4.B. Business Overview–Investments and Acquisitions-Zulu.”

Indemnification of Office Holders

Since July 2003, we grant to our office holders’ indemnification letters covering acts performed in their capacity as office holders or employees of our company. In December 2005, our shareholders approved an amendment to those indemnification letters, following an amendment to the Companies Law. Pursuant to the amended indemnification letters, we undertake to indemnify each office holder to the maximum extent permitted by law in respect of the following for any act or omission taken or made by the office holder in his or her capacity as an office holder of our company:

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

Office Holders Insurance

We procured an insurance policy covering our directors’ and officers’ liability. Our subsidiaries participate in the premium payments of the insurance, on a proportional basis. The total premium we paid during 2007 was $305,000, including a run-off policy for 7 years for former directors and officers.

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

In July 2003, a former Liraz shareholder filed an application with the Tel Aviv, Jaffa District Court to approve a claim filed by him against us, as a class action. The claim relates to the acquisition of Liraz shares, which we completed in March 2003. The shareholder alleges that the share price we paid to Liraz’s shareholders in the tender offer and in a subsequent mandatory purchase was lower than the fair price of Liraz shares. The maximum amount of the claim is approximately $8.6 million in the aggregate. Under Israeli law, the court’s approval is required for the plaintiff to represent all of the shareholders of Liraz who sold their shareholdings to us pursuant to the tender offer and the mandatory acquisition. The plaintiff has applied for such approval in the lawsuit. Based on our analysis of the statement of claim, including an evaluation of the fair value of the Liraz shares, and the price paid for Liraz in a previous transaction immediately prior to the tender offer, we believe that the allegations against us in this proceeding are without merit and we intend to vigorously defend the claim and contest the allegations made therein.

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

B.	Significant Changes

Except as otherwise disclosed in this annual report, there has been no material change in our financial position since December 31, 2007.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

The following table shows the high and low closing price for our ordinary shares on the NASDAQ Global Market for the periods indicated.

Calendar Period	Closing Price Per Share In US$
	High	Low

Annual
2003	7.04	2.10
2004	7.49	3.92
2005	4.75	3.81
Fiscal Quarters
2006	6.45	3.85
First Quarter	5.23	3.85
Second Quarter	5.61	4.90
Third Quarter	5.70	4.60
Fourth Quarter	6.45	5.16
2007	21.49	5.94
First Quarter	7.10	5.94
Second Quarter	11.89	6.62
Third Quarter	18.41	11.30
Fourth Quarter	21.49	14.82
Most Recent Six Months
September 2007	18.41	15.54
October 2007	21.49	16.98
November 2007	21.29	14.82
December 2007	18.94	15.57
2008
January 2008	20.66	14.91
February 2008	13.66	9.24
March (through March 26)	9.25	7.25

The following table shows the high and low closing price for our ordinary shares on the TASE for the periods indicated.

Calendar Period	Closing Price Per Share In NIS

	High	Low
Annual
2003	29.20	11.49
2004	34.48	17.00
2005	20.99	16.01
Fiscal Quarters
2006	26.88	17.41
First Quarter	23.99	17.41
Second Quarter	26.88	23.15
Third Quarter	25.20	20.62
Fourth Quarter	26.88	23.32
2007	85.51	25.69
First Quarter	29.27	25.69
Second Quarter	50.32	27.49
Third Quarter	73.68	48.00
Fourth Quarter	85.51	59.02
Most Recent Six Months
September 2007	73.68	62.65
October 2007	85.51	70.72
November 2007	83.67	59.02
December 2007	75.05	62.48
2008
January 2008	74.83	61.68
February 2008	48.50	33.60
March (through March 26)	36.04	24.68

The following table shows the high and low closing price for our series A convertible notes on the TASE for the periods indicated. Trading in the notes was stopped on February 19, 2008 when the notes were delisted from the TASE.

Calendar Period	Price Per note
	High	Low
	(in NIS)
Annual
Fiscal quarters
2006	1.090	1.020
First quarter (from February 12)	1.074	1.020
Second quarter	1.090	1.073
Third quarter	1.073	1.030
Fourth quarter	1.065	1.054
2007	3.280	1.050
First quarter	1.120	1.050
Second quarter	1.960	1.076
Third quarter	2.880	1.900
Fourth quarter	3.280	2.390
Most Recent Six Months
September 2007	2.880	2.430
October 2007	3.280	2.710
November 2007	3.200	2.450
December 2007	2.830	2.390
2007
January 2008	2.840	2.540
February 2008 (through February 19)	2.710	1.499

B.	Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares have been traded in the United States on the NASDAQ Global Market since our initial public offering on January 30, 1997 and were not publicly traded prior to this date. The symbol on the NASDAQ Global Market for our ordinary shares is BPHX. On January 21, 2001, we listed our ordinary shares for trading on the TASE.

Our series A convertible notes were traded on the TASE from February 12, 2006 and until February 19, 2008.

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

In addition, pursuant to NASDAQ Marketplace Rule 4350(a), we notified NASDAQ that with respect to the following, we follow Israeli law and practice and accordingly do not following NASDAQ rules:

•	in lieu of the requirements specified in NASDAQ Marketplace Rule 4350(c)(2) requiring that independent directors have regularly scheduled meetings at which only independent directors are present; and

•	in lieu of the requirements specified in NASDAQ Marketplace Rule 4350(c)(1), which requires the majority of the board of directors to be comprised of independent directors.

Moreover, under Israeli law, we do not need shareholder approval for establishment of a stock option or purchase plans, and therefore we did not seek shareholder approval for establishment of our new restricted share units plan adopted in 2007.

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

Anti-Takeover Provisions; Mergers and Acquisitions under Israeli Law

Mergers

The Companies Law includes provisions that allow a merger transaction and requires that each company that is party to a merger approve the transaction by its board of directors and a vote of the majority of its shares voting on the proposed merger at a shareholders’ meeting called on at least 21 days’ prior notice. In determining whether a majority has approved the merger, shares held by the other party to the merger or any person holding at least 25% of the other party to the merger are excluded from the vote. The Companies Law does not require court approval of a merger other than in specified situations. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least (i) 30 days have passed from the date of the merger approval by the shareholders of each of the merging companies; and (ii) 50 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli registrar of companies.

Tender Offers

The Companies Law also provides that an acquisition of shares of a public company on the open market must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company. The rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder, unless there is a shareholder holding at least 45% interest in the company. These rules do not apply if the acquisition is made by way of a merger as opposed to a tender offer.

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

We consider the agreements related to the $35 million private placement of shares and warrants completed in November 2007, the purchase agreement of BridgeQuest, the purchase agreement of ASNA and the purchase agreement with CodeStream, as material contracts. For a summary of the terms of these transactions, see “Item 4.B. Business Overview - Investments and Acquisitions” and “Item 5.B. Liquidity and Capital Resources.” In addition, the agreement with SDC Udvikling described below is material to our business.

Services Agreement with SDC Udvikling

In October 2002, we entered into a services agreement with an affiliated company of SDC, named SDC Udvikling A/S, for the provision of IT development services related to our tool, AppBuilder. Under the agreement, SDC Udvikling has been purchasing from us various services pursuant to specific amendments to the agreement and purchase orders signed from time to time. SDC Udvikling accounted for 12% and 11% of our revenues in 2007 and 2006, respectively.

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

Israeli Taxation

The following is a description of material tax consequences regarding the ownership and disposition of our ordinary shares under Israeli tax laws to which U.S. and other non-Israeli shareholders may be subject. The information below does not apply to specified persons or cover specified situations. Therefore, you are advised to consult your own tax advisor as to particular tax consequences unique to you related to an investment in our ordinary shares including the effects of applicable Israeli or foreign or other tax laws and possible changes in the tax laws.

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
•
a corporation (or another entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof or the District of Columbia;

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

Unless otherwise specifically indicated, this discussion does not consider the U.S. federal income tax consequences to a person that is not a U.S. holder of our ordinary shares (a “Non-U.S. holder”) and considers only U.S. holders that will own the ordinary shares as capital assets (generally, for investment).

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, referred to as the Code, current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s individual circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers or who own, directly, indirectly or constructively, 10% or more (by voting power) of our outstanding voting shares, U.S. holders holding the ordinary shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, insurance companies, financial service companies, real estate investment trusts, regulated investment trusts, grantor trusts, certain former citizens and long-term residents of the United States, tax-exempt organizations, financial institutions, persons who acquired their ordinary shares upon the exercise of employee stock options or otherwise as compensation, and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws to a U.S. holder is not discussed below.

You are advised to consult your tax advisor with respect to the specific U.S. federal, state, local, and foreign income and other tax consequences to you of purchasing, owning, or disposing of our ordinary shares.

Taxation of Distributions on the Ordinary Shares

We have never paid dividends, and currently do not intend to pay dividends in the future. If we make distributions in the future, the amount of the distribution with respect to the ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any non-U.S. tax withheld, including Israeli taxes withheld as described above under “Taxation – Israeli Taxation.” Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” a distribution paid by us with respect to our ordinary shares to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at a reduced rate of tax (currently a maximum rate of 15% for taxable years beginning on or before December 31, 2010), provided that such dividends meet the requirements of “qualified dividend income.” Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities) or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any taxable year, dividends paid on our ordinary shares in such year or in the following taxable year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates. U.S. holders are urged to consult their own tax advisors regarding the U.S. federal income tax rate that would be applicable to their receipt of any dividends paid with respect to any ordinary shares.

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

Subject to the limitations set forth in the Code and the Treasury Regulations thereunder, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the non-U.S. income tax withheld from dividends received in respect of the ordinary shares. The limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us generally will be foreign source “passive income” for U.S. foreign tax credit purposes. U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the non-U.S. income tax withheld if they itemize deductions. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit. A U.S. holder will be denied a foreign tax credit for non-U.S. income tax withheld from a dividend received on the ordinary shares (i) if the U.S. holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date that is 15 days before the ex-dividend date with respect to such dividend or (ii) to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period.

Taxation on Disposition of the Ordinary Shares

Subject to the discussion below under “Tax Consequences if We are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in the ordinary shares. The gain or loss recognized on the disposition will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the disposition. Long-term capital gains are subject to a maximum tax rate of 15% for taxable years beginning on or before December 31, 2010. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

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

Tax Consequences If We Are a Passive Foreign Investment Company

We will be a passive foreign investment company, or PFIC, for a taxable year if either (1) 75% or more of our gross income in the taxable year is passive income or (2) 50% or more of the value, determined on the basis of a quarterly average, of our assets in the taxable year produce, or are held for the production of, passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s gross income. We believe that in 2007 we were not a PFIC and currently we expect that we will not be a PFIC in 2008. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including our income, assets and the value of our ordinary shares. Therefore, there can be no assurance that we will not become a PFIC for the current fiscal year ending December 31, 2008 or in any future year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year.

If we are a PFIC, a U.S. holder must determine under which of three alternative taxing regimes it wishes to be taxed:

•
The “QEF” regime applies if the U.S. holder elects to treat us as a “qualified electing fund” (“QEF”) for the first taxable year in which the U.S. holder owns our ordinary shares or in which we are a PFIC, whichever is later, and if we comply with certain reporting requirements. Under current law, a QEF election cannot be made with respect to warrants or options to acquire our ordinary shares. If the QEF regime applies, then each year that we are a PFIC such U.S. holder will include in its gross income a proportionate share of our ordinary earnings (which is taxed as ordinary income) and net capital gain (which is taxed as long-term capital gain), subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. These amounts would be included in income by an electing U.S. holder for its taxable year in which our taxable year ends, whether or not such amounts are actually distributed to the U.S. holder. A U.S. holder’s basis in our ordinary shares for which a QEF election has been made would be increased to reflect the amount of any taxed but undistributed income. Generally, a QEF election allows an electing U.S. holder to treat any gain recognized on the disposition of his ordinary shares as capital gain.

Once made, the QEF election applies to all subsequent taxable years of the U.S. holder in which it holds our ordinary shares and for which we are a PFIC, and can be revoked only with the consent of the United States Internal Revenue Service (“IRS”). The QEF election is made by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed U.S. federal income tax return. Even if a QEF election is not made, a U.S. holder who is a shareholder in a PFIC must file a completed IRS Form 8621 every year. If we believe we are or will become a PFIC, we will determine whether we will comply with the reporting requirements that would enable holders to make a QEF election. If a QEF election is made after the first taxable year in which a U.S. holder holds our ordinary shares and we are a PFIC, then special rules would apply.

•
A second regime, the “mark-to-market” regime, may be elected so long as our ordinary shares are “marketable stock” (e.g., “regularly traded” on the Nasdaq Global Market). Pursuant to this regime, an electing U.S. holder’s ordinary shares are marked-to-market each taxable year that we are a PFIC and the U.S. holder recognizes as ordinary income or loss an amount equal to the difference as of the close of the taxable year between the fair market value of our ordinary shares and the U.S. holder’s adjusted tax basis therein. Losses are allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. An electing U.S. holder’s adjusted basis in our ordinary shares is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election. Under the mark-to-market election, gain on the sale of our ordinary shares is treated as ordinary income, and loss on the sale of our ordinary shares, to the extent the amount of loss does not exceed the net mark-to-market gain previously included, is treated as ordinary loss. Under current law, a mark-to-market election cannot be made with respect to warrants or options to acquire our ordinary shares. The mark-to-market election applies to the taxable year for which the election is made and all subsequent tax years, unless the ordinary shares cease to be marketable stock or the IRS consents to the revocation of the election. If the mark-to-market election is made after the first taxable year in which a U.S. holder holds our ordinary shares and we are a PFIC, then special rules would apply.

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

Excess distributions must be allocated ratably to each day that a U.S. holder has held our ordinary shares. A U.S. holder must include amounts allocated to the current taxable year and to any period prior to the first day of the first taxable year for which we are a PFIC in its gross income as ordinary income for the current taxable year. All amounts allocated to other taxable years of the U.S. holder would be taxed at the highest tax rate for each such other year applicable to ordinary income and would be subject to an interest charge on the deferred tax liability for each such other year calculated as if such liability had been due with respect to each such other year. The portions of distributions that are not characterized as “excess distributions” are subject to tax in the current year under the normal tax rules of the Code.

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

Non-U.S. holders of Ordinary Shares

Except as provided below, a Non-U.S. holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the receipt of dividends on, and the proceeds from the disposition of, an ordinary share, unless, in the case of U.S. federal income taxes, that item is effectively connected with the conduct by the Non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country that has an income tax treaty with the United States, that item is attributable to a permanent establishment in the United States or, in the case of an individual, a fixed place of business in the United States. In addition, gain recognized by an individual Non-U.S. holder on the disposition of the ordinary shares will be subject to tax in the United States if the Non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and other conditions are met.

Information Reporting and Backup Withholding

A U.S. holder generally is subject to information reporting and may be subject to backup withholding at a rate of up to 28% with respect to dividend payments on, and the proceeds from the disposition of, the ordinary shares. Backup withholding will not apply with respect to payments made to exempt recipients, including corporations, or if a U.S. holder provides a correct taxpayer identification number certifies that such holder is not subject to backup withholding or otherwise establishes an exemption. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder, or alternatively, the U.S. holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the IRS.

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

BluePhoenix ordinary shares are quoted on the NASDAQ Global Market. You may inspect reports and other information concerning BluePhoenix at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850. You may also find our reports filed with the ISA on the Magna site whose address is http://www.magna.isa.gov.il.

Our Internet address is http://www.bphx.com. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In light of the nature of our activities, we invest our cash and cash equivalents, in short-term time deposits. As of December 31, 2007, we invested substantially all of the cash we held in NIS, dollars, euro and DKK currency accounts. Fluctuations in foreign currency exchange rates, such as euro or NIS versus the dollar may have a negative impact on our operating results and financial condition. In November 2007, we repaid our loans to banks under our credit facility. As of December 31, 2007, we had no outstanding loans. However, the interest rates that we will pay on future loans may have a major impact on our financial expenses.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

P A R T II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures.  Our management, with the participation of its chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act) as of December 31, 2007. Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were (i) designed to ensure that material information relating to us, including our consolidated subsidiaries, is made known to our management, including our chief executive officer and chief financial officer, by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared and (ii) effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

(b) Management’s Annual Report on Internal Control over Financial Reporting. Our board of directors and audit committee are responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements.

Our chief executive officer and chief financial officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, they used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our chief executive officer and chief financial officer have concluded that, as of December 31, 2007, our internal control over financial reporting is effective based on those criteria.

Notwithstanding the foregoing, all internal control systems no matter how well designed have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(c) Attestation Report of the Registered Public Accounting Firm. This annual report includes an attestation report of our registered public accounting assessing our internal control over financial reporting.

(d) Changes in Internal Control over Financial Reporting. During the period covered by this report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Michael Chill and Ms. Amira Berkovitz-Amir, both members of our audit committee, are "audit committee financial experts" and are independent as defined by applicable SEC regulations.

ITEM 16B. CODE OF ETHICS

BluePhoenix has adopted a code of business conduct and ethics applicable to its executive officers, directors and all other employees. A copy of the code is available without charge to all BluePhoenix’s employees, investors and others upon request to the following address: BluePhoenix Solutions Ltd. 8 Maskit St. Herzliya 46733, Israel, Attn: General Counsel. Any waiver of this code for executive officers or directors will be disclosed through the filing of a Form 6-K.

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

Principal Accountant Fees and Services

BluePhoenix paid the following fees for professional services rendered by Ziv Haft independent registered certified public accountants (Isr.) and other BDO member firm, for the years ended December 31, 2006 and 2007:

	2007	2006
	($ in thousands)
Audit Fees	$371	$302
Audit-Related Fees	$22	-
Tax Fees	$98	46
All Other Fees	-	13
Total	$491	$361

The audit fees for professional services rendered for the audits of our annual consolidated financial statements (including audit of our internal control over financial reporting in 2007), review of quarterly reports, statutory audits of BluePhoenix and its subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC.

Audit-related fees are fees for assurance and related services by the independent auditor that are reasonably related to the performance of the audit or review of our financial statements that are not disclosed under “Audit Fees.”

Tax fees were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

Other fees for the year ended December 31, 2006 were for due diligence related to the acquisition of certain business activities of CodeStream.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

P A R T III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.

1.1	English translation of the Memorandum of Association as amended on July 23, 2003(1)

1.2	Articles of Association as amended on December 27, 2005(2)

4.1	Agreement dated December 14, 2006 among the registrant, CodeStream Software Ltd. and certain shareholders of CodeStream Software Ltd.(3)

4.2	Amendment dated as of December 30, 2007 among the Registrant, CodeStream Software Ltd. and those individuals and entities listed on Exhibit A hereto*

4.3	Form of Indemnification Letter dated December 27, 2005 between the Registrant and certain office holders(2)

4.4	Master Services Agreement between BluePhoenix Solutions Nordic AS and SDC Udvikling A/S dated October 1, 2002(2)

4.5
BluePhoenix 2003 Employee Share Option Plan (previously known as the Crystal 1996 Employee Share Option Plan), as amended on January 28, 1997, December 5, 1999, December 18, 2000, December 26, 2000, August 6, 2003 and December 30, 2004(4)

4.6	The 2007 Award Plan adopted by the Registrant on July 8, 2007 (4)

4.7	Form of Ordinary Shares Purchase Warrant dated as of November 21, 2007(5)

4.9	Registration Rights Agreement dated as of November 21, 2007, among the Registrant and the purchasers signatory thereto(5)

Exhibit No.

4.10
Agreement and Plan of Merger dated as of August 16, 2007, among the Registrant, ASNA Transitory Sub, Inc., Amalgamated Software of North America, Inc., a committee comprised of each of Stuart Simke, Anne Ferguson and Phil Holthouse and the shareholders of Amalgamated Software of North America, Inc.

4.11	Stock Purchase Agreement, dated May 8, 2007, among Steven Dmiszewicki, Leonid Erlikh, Contrado Partners, LLC, SeaBreeze Partners, LLC and the Registrant *

4.12	Software agreement between EDS and BluePhoenix Solutions UK Limited, dated October 6, 2006*

8.1	List of Subsidiaries*

12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act*

12.2	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act*

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act*

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act*

15	Consent of Ziv Haft registered certified public accountants (Isr.) BDO member firm*
______________________
* Filed herewith.

(1) Incorporated by reference to the Registrant’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on December 24, 1996.

(2) Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2006.

(3) Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 30, 2007, as amended on Form 20-F/A filed with the Securities and Exchange Commission on December 26, 2007.

(4) Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 31, 2007.

(5) Incorporated by reference to the Registrant’s Registration Report on Form F-3 filed with the Securities and Exchange Commission on January 7, 2008.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BLUEPHOENIX SOLUTIONS LTD.
(Registrant)
By:	/s/ Varda Sagiv
Varda Sagiv Chief Financial Officer

Date: March 28, 2008

EXHIBIT INDEX

Exhibit No.

1.1	English translation of the Memorandum of Association as amended on July 23, 2003(1)

1.2	Articles of Association as amended on December 27, 2005(2)

4.1	Agreement dated December 14, 2006 among the registrant, CodeStream Software Ltd. and certain shareholders of CodeStream Software Ltd.(3)

4.2	Amendment dated as of December 30, 2007 among the Registrant, CodeStream Software Ltd. and those individuals and entities listed on Exhibit A hereto*

4.3	Form of Indemnification Letter dated December 27, 2005 between the Registrant and certain office holders(2)

4.4	Master Services Agreement between BluePhoenix Solutions Nordic AS and SDC Udvikling A/S dated October 1, 2002(2)

4.5
BluePhoenix 2003 Employee Share Option Plan (previously known as the Crystal 1996 Employee Share Option Plan), as amended on January 28, 1997, December 5, 1999, December 18, 2000, December 26, 2000, August 6, 2003 and December 30, 2004(4)

4.6	BluePhoenix 2007 Award Plan, adopted on July 8, 2007*

4.7	Form of Ordinary Shares Purchase Warrant dated as of November 21, 2007(5)

4.8	Securities Purchase Agreement dated as of November 19, 2007, by and among the Registrant and the purchasers identified in Exhibit A attached to the Securities Purchase Agreement(5)

4.9	Registration Rights Agreement dated as of November 21, 2007, among the Registrant and the purchasers signatory thereto(5)

4.10
Agreement and Plan of Merger dated as of August 16, 2007, among the Registrant, ASNA Transitory Sub, Inc., Amalgamated Software of North America, Inc., a committee comprised of each of Stuart Simke, Anne Ferguson and Phil Holthouse and the shareholders of Amalgamated Software of North America, Inc. *

4.11	Stock Purchase Agreement, dated May 8, 2007, among Steven Dmiszewicki, Leonid Erlikh, Contrado Partners, LLC, SeaBreeze Partners, LLC and the Registrant *

4.12	Software agreement between EDS and BluePhoenix Solutions UK Limited, dated October 6, 2006*

8.1	List of Subsidiaries*

12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act*

12.2	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act*

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act*

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act*

15	Consent of Ziv Haft registered certified public accountants (Isr.) BDO member firm*
______________________
* Filed herewith.

(1) Incorporated by reference to the Registrant’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on December 24, 1996.

(2) Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2006.

(3) Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 30, 2007, as amended on Form 20-F/A filed with the Securities and Exchange Commission on December 26, 2007.

(4) Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 31, 2007.

(5) Incorporated by reference to the Registrant’s Registration Report on Form F-3 filed with the Securities and Exchange Commission on January 7, 2008.

BLUEPHOENIX SOLUTIONS LTD.
2007 Annual Report

BLUEPHOENIX SOLUTIONS LTD.

2007 CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	F-1 - F-3
Consolidated Financial Statements:
Balance Sheets	F-4
Statements of Operations	F-5
Statements of Changes in Shareholders’ Equity	F-6
Statements of Cash Flows	F-7 - F-8
Notes to Consolidated Financial Statements	F-9 - F-53

The amounts are stated in U.S. dollars ($).
______________________
_____________
______

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

BLUEPHOENIX SOLUTIONS LTD.

We have audited the accompanying consolidated balance sheets of BluePhoenix Solutions Ltd. (the “Company”) and its subsidiaries as of December 31, 2007 and 2006 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1K to the consolidated financial statements, the Company changed its method of accounting for share-based compensation effective January 1, 2006 to conform with FASB Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 28, 2008 expressed an unqualified opinion thereon.

Tel Aviv, Israel
March 28, 2008
Ziv Haft
Certified Public Accountants (Isr.)
BDO Member Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

BLUEPHOENIX SOLUTIONS LTD.

We have audited BluePhoenix Solutions Ltd.‘s (the “Company”) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 15b "Management Report Over Financial Reporting". Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007 and our report dated March 28, 2008 expressed an unqualified opinion thereon.

Tel Aviv, Israel
March 28, 2008
Ziv Haft
Certified Public Accountants (Isr.)
BDO Member Firm

BLUEPHOENIX SOLUTIONS LTD.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2007	2006
	(in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$25,962	$11,627
Marketable securities	668	1,053
Trade accounts receivable (Note 13A1)	24,216	26,489
Other current assets (Note 13A2)	2,481	3,096
Total current assets	53,327	42,265

LONG TERM ASSETS:
Long-Term Trade Receivables	512	1,390
Investment in affiliated company	207	-
Property and equipment, net (note 3)	2,534	2,147
Goodwill (note 4)	53,705	44,838
Intangible assets and other, net (note 5)	36,573	36,826

Total long term assets	93,531	85,201
Total assets	$146,858	$127,466

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit and others (Note 6)	$-	$609
Convertible debentures	67	4,482
Accounts payable and accruals:
Trade	4,272	4,594
Deferred revenue	6,829	7,790
Other (Note 13A3)	16,860	6,929
Total current liabilities	28,028	24,404
LONG-TERM LIABILITIES:
Convertible debentures (Note 11B3)	-	14,049
Accrued severance pay, net (Note 7)	1,802	1,718
Provision for losses in formerly-consolidated subsidiary (Note 8)	-	1,971
Loans from banks and others (Note 9)	135	20,027
Total long-term liabilities	1,937	37,765
Total liabilities	29,965	62,169
MINORITY INTERESTS	5,185	5,348

COMMITMENTS AND CONTINGENCIES (Note 10)
SHAREHOLDERS’ EQUITY (Note 11):
Share capital - ordinary shares of NIS 0.01 par value (authorized: December 31, 2007 and 2006 - 30,000,000 shares; issued: December 31, 2007 - 22,274,221 shares; December 31, 2006 - 15,945,952 shares)	44	31
Additional paid-in capital	118,575	58,556
Accumulated other comprehensive loss	(1,359)	(1,537)
Retained earnings	7,996	16,447
	125,256	73,497
Cost of 1,647,594 Company shares held by subsidiaries	(13,548)	(13,548)
Total shareholders’ equity	111,708	59,949
Total liabilities and shareholders’ equity	$146,858	$127,466

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2007	2006	2005
	(in thousands, except per share data)
Revenues (Note 13B1):
Products	$20,464	$10,150	$8,718
Services	67,934	57,854	50,229
Total revenues	88,398	68,004	58,947

Cost of revenues:
Products	2,929	1,882	1,570
Services	35,732	26,633	23,809
Total cost of revenues	38,661	28,515	25,379

Gross profit	49,737	39,489	33,568
Research and development costs, net	14,109	9,400	8,006
Selling, general, and administrative expenses	32,820	22,149	21,611
Goodwill impairment	6,989	-	-
Restructuring (Note 13B3)	694	-	-

Operating income (loss)	(4,875)	7,940	3,951
Financial expenses, net (Note 13B4)	4,343	3,515	1,978
Other income, net (Note 13B5)	892	282	104

Income (loss) before taxes on income	(8,326)	4,707	2,077
Taxes on income (benefit) (Note 12)	68	(282)	149

	(8,394)	4,989	1,928
Share in earnings of affiliated company	35	-	-
Minority interest in losses (earnings) of subsidiaries, net	163	(317)	(139)
Net income (loss)	$(8,196)	$4,672	$1,789

Earnings (loss) per share (Note 13C):
Basic	$(0.48)	$0.34	$0.13
Diluted	$(0.48)	$0.33	$0.13
Weighted average number of shares outstanding (Note 13C):
Basic	17,145	13,889	13,557
Diluted	17,145	14,371	13,960

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital
	Number of shares	Par value	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Cost of Company shares held by subsidiaries	Total
	(in thousands, except shares)

Balance at December 31, 2004	13,549,539	$31	$54,953	$(1,631)	$9,986	$(14,708)	$48,631
Changes during 2005:
Net income	-	-	-	-	1,789	-	1,789
Currency translation adjustments	-	-	-	94	-	-	94
Total comprehensive income							1,883
Issuance of options	-	-	48	-	-	-	48
Change in fair value of a conversion feature upon modification	-	-	325				325
Classification of warrants to equity	-	-	848	-	-	-	848
Exercise of employee stock options	10,299	*	31	-	-	-	31

Balance at December 31, 2005	13,559,838	31	56,205	(1,537)	11,775	(14,708)	51,766
Changes during 2006:
Net income	-	-	-	-	4,672	-	4,672
Total comprehensive income							4,672
Issuance of options	-	-	48	-	-	-	48
Stock-based compensation	-	-	40	-	-	-	40
Conversion of convertible debentures	257,133	*	1,164	-	-	-	1,164
Sale of shares held by a subsidiary	136,000	*	42	-	-	492	534
Issuance of shares with respect of acquisition of activity	138,591	*	(37)	-	-	668	631
Classification of warrants to equity	-	-	364	-	-	-	364
Exercise of employee stock options	206,796	*	730	-	-	-	730

Balance at December 31, 2006	14,298,358	31	58,556	(1,537)	16,447	(13,548)	59,949
Changes during 2007:
Net loss	-	-	-	-	(8,196)	-	(8,196)
Unrealized gain on available-for-sale marketable securities	-	-	-	178	-	-	178
Total comprehensive income							(8,018)
Stock-based and RSUs compensation	-	-	1,025	-	-	-	1,025
Compensation by former shareholder	-	-	1,769	-	-	-	1,769
Conversion of convertible debentures	1,363,656	2	6,822	-	-	-	6,824
Conversion of convertible notes series A	2,062,297	5	11,911	-	-	-	11,916
Exercise of warrants	210,000	*	840	-	-	-	840
Issuance of shares with respect of minority interests acquisition	100,719	*	515	-	-	-	515
Issuance of shares, net	1,999,998	5	32,918	-	-	-	32,923
Implementation of FSP EITF 00-19-2	-	-	706	-	(255)	-	451
Tax benefit related to exercise of stock options	-	-	594	-	-	-	594
Exercise of employee stock options and RSUs	591,599	1	2,919	-	-	-	2,920
Balance at December 31, 2007	20,626,627	$44	$118,575	$(1,359)	$7,996	$(13,548)	$111,708
* Less than $1 thousand.

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2007	2006	2005
	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(8,196)	$4,672	$1,789
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Minority interests in losses (earnings) of subsidiaries	(163)	317	139
Share in earnings of affiliated companies, net dividend received	(2)	-	-
Depreciation and amortization	12,087	8,481	7,001
Goodwill impairment	6,989	-	-
Increase (decrease) in accrued severance pay, net	(101)	409	(343)
Loss (gain) on sale of property and equipment	4	(32)	(35)
Change in value of long term-loans and liabilities	2,311	1,853	410
Stock - based and non cash compensations	2,794	40	-
Decreased in provision for losses in formerly consolidated subsidiary	(300)	-	-
Deferred income taxes, net	(1,025)	13	58
Tax benefit related to exercise of stock options	594	-	-
Changes in operating assets and liabilities:
Decrease (increase) in marketable securities	560	(715)	177
Decrease (increase) in trade receivables	4,469	(9,731)	(1,221)
Decrease (increase) in other current assets	975	(909)	544
Increase (decrease) in trade payables	(679)	1,390	(1,939)
Increase (decrease) in other accounts payable	(2,973)	4,186	(1,388)
Net cash provided by operating activities	17,344	9,974	5,192
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,086)	(676)	(700)
Proceeds from sale of property and equipment	8	161	277
Investment and loans to affiliated and other companies	-	-	(370)
Capitalization of research and development costs	(5,302)	(8,259)	(8,117)
Additional consideration of previously acquired subsidiaries and activities	(1,310)	(1,118)	(180)
Investment in newly-consolidated subsidiaries and purchase of newly-activity (Appendix A)	(9,077)	(13,224)	(1,343)
Net cash used in investing activities	(16,767)	(23,116)	(10,433)
CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term bank credit, net	(936)	(14,013)	153
Repayment of long-term loans	(20,609)	(1,149)	(542)
Receipt of long-term loans	-	14,391	7,003
Issuance of convertible debentures and warrants	-	14,140	-
Debentures issuance costs	-	(655)	-
Repayment of provision for losses in formerly consolidated subsidiary	(1,671)	-	-
Issuance of shares, net	33,213	-	-
Exercise of employee share options and warrants	3,761	730	31
Sale of shares held by a subsidiary	-	534	-
Net cash provided by financing activities	13,758	13,978	6,645
EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH		-	24
NET INCREASE IN CASH AND CASH EQUIVALENTS	14,335	836	1,428
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	11,627	10,791	9,363
CASH AND CASH EQUIVALENTS AT END OF YEAR	$25,962	$11,627	$10,791

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2007	2006	2005
	(in thousands)
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Income taxes	$995	$239	$1,221
Interest	$2,142	$1,473	$864

APPENDIX A - INVESTMENT IN NEWLY-CONSOLIDATED SUBSIDIARIES AND PURCHASE OF ACTIVITY:

	Year ended December 31,
	2007	2006	2005
	(in thousands)

Working capital, other than cash	$2,785	$1,486	$105
Investment and loans to affiliated Company	(205)	370	-
Property and equipment	(303)	(289)	(100)
Other intangible assets	(1,317)	-	(564)
Goodwill	(5,975)	(5,778)	-
Technology	(2,423)	(8,077)	(1,158)
Customer relations intangible asset	(1,824)	(470)	-
Non-current liabilities	185	(466)	374
Net cash used in acquisition	$(9,077)	$(13,224)	$(1,343)

APPENDIX B - NON-CASH ACTIVITIES:

	Year ended December 31,
	2007	2006	2005
	(in thousands)
Investment in subsidiaries	$246	$275	$1,577
Purchase of minority interest in subsidiaries	-	-	$100
Conversion of convertible debentures	$18,740	$1,164	-
Unrealized gain on available-for-sale marketable securities	$178	-	-
Issuance costs	$290	-	-

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies:

A.	General:

The significant accounting policies, applied on a consistent basis, are as follows:

1.	The Company:

BluePhoenix Solutions Ltd. (“BluePhoenix”) (together with its subsidiaries, the “Company”) is an Israeli corporation, which operates two operating segments that are aggregated to one reportable segment which is IT modernization solutions.

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

	Shareholding percentage		State of incorporation
Name	2007	2006
	%
Subsidiaries:
BluePhoenix Solutions B.V. *	100	100	Netherlands
BluePhoenix Solutions Nordic Aps *	100	100	Denmark
BluePhoenix Solutions UK Ltd.	100	100	United Kingdom
Advanced Systems Europe B.V. *	100	100	Netherlands
Liraz Systems Ltd. (“Liraz”)	100	100	Israel
Mainsoft Corporation (“Mainsoft”)	58	58	USA
Amalgamated Software North America (ASNA)	100	-	USA
BridgeQuest Inc.	100	-	USA
Outlook & BluePhoenix Ltd.	100	100	Israel
Liacom Ltd.	51	51	Israel
I-Ter/Informatica & Territorio S.p.A.	100	100	Italy
__________________________
* Indirectly through Liraz

2.	Principal Shareholder:

Formula Systems (1985) Ltd. (“Formula”) held 56% of the Company’s shares as of December 31, 2006. On June 19, 2007 Formula sold its entire shareholdings in BluePhoenix.

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

The Company follows SFAS 52 “Foreign Currency Translation” and accordingly non monetary transactions denominated in currencies other than the dollar are measured and recorded in dollar at the exchange rates prevailing at transaction date. Monetary assets and liabilities denominated in currencies other than the dollar are translated at the exchange rate on the balance sheet date. Exchange gain or losses on foreign currency translation are recorded in income.

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

The consolidated financial statements include the accounts of BluePhoenix and its subsidiaries in which it has a controlling interest. Acquisition of subsidiaries is accounted for under the purchase method. All intercompany balances and transactions have been eliminated upon consolidation.

C.	Cash and Cash Equivalents:

Cash equivalents are considered by the Company to be highly-liquid investments, including inter-alia, short-term deposits with banks, the majority of which did not exceed three months at the time of deposit and which are not restricted.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

D.	Provision for Doubtful Accounts:

The provision for doubtful accounts was based on specific receivables, which their collection, in the opinion of Company’s management, is in doubt. Trade receivables are charged off in the period in which they are deemed to be uncollectible.

E.	Investee companies:

Investments in affiliates over which the Company exercises significant influence but are not subsidiaries (affiliated companies) are accounted for under the equity method.

F.	Investments in Marketable Securities:

The Company accounts for investments in marketable securities in accordance with SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities".
Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determinations at each balance sheet date.
All marketable securities are reported at fair value. Unrealized gains or losses from securities which are classified as trading are charged to income. Available for sale securities are carried at fair value, with the unrealized gains and losses, reported in "accumulated other comprehensive income (loss)" in shareholders' equity.

G.	Property and Equipment, Net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over their estimated useful lives. Annual rates of depreciation are as follows:

%
Computers and peripheral equipment	20-33 (mainly 33)
Office furniture and equipment	6-15 (mainly 7)
Leasehold improvements	Over the shorter of lease term or the life of the assets
Motor vehicles	15

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

H.	Impairment of Long-Lived Assets:

The Company’s long-lived assets are reviewed for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During the years ended December 31, 2007, 2006 and 2005, no impairment losses have been identified.

I.	Goodwill and other purchased intangible assets:

Goodwill and certain other purchased intangible assets have been recorded as a result of acquisitions. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired.

Goodwill is not amortized, but rather is subject to an annual impairment test. The Company performs an annually impairment test, or more frequently if impairment indicators are present. Intangible assets that are not considered to have an indefinite useful life are amortized using the straight-line basis over their estimated useful lives. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the assets is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value (usually discounted cash flow) of the impaired asset.

During the fourth quarter of 2007 the Company performed an impairment test to its goodwill attributed to Mainsoft Inc. (hereinafter: "Mainsoft"). Mainsoft is considered to be a reporting unit pursuant to SFAS 142 "Goodwill and Other Intangible Assets". The goodwill impairment test conducted in two steps as set forth in paragraphs 19-20 to SFAS 142. After analyzing the second step the Company determined that the carrying amount of the reporting unit goodwill exceeds its implied fair value.

The Company calculated an impairment loss of $7 million which was charged to operating expenses.

There can be no assurance that future goodwill impairment tests will not result in additional charges to earnings.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

J.	Research and Development Costs:

Research and development costs of software and products enhancement that are intended for sale and acquired technology which were incurred after the establishment of technological feasibility of the relevant product, are capitalized. Technological feasibility is determined when detailed program design is completed and verified in accordance with the provisions of SFAS No. 86 “Accounting for the Cost of Computers Software to Be Sold, Leased or Otherwise Marketed.” Research and development costs before technological feasibility is established are charged to the statement of operations as incurred, net of participation of the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the “OCS”).

Amortization of capitalized research development costs begins when the product is available for general release to customers. Annual amortization is computed by the straight-line method, over the remaining useful life of the product, or based on the ratio of current gross revenues to current and anticipated future gross revenues, whichever is higher. Currently, capitalized research and development costs are amortized over a period of 5 years. During the year ended December 31, 2007, the Company capitalized research and development costs aggregating $5.3 million (in 2006: $8.3 million, and in 2005: $8.1 million) and amortized capitalized research and development costs aggregating $10.5 million (in 2006: $7.1 million, and in 2005: $5.1 million) included in cost of revenues.

In the Company's management estimate, total capitalized costs do not exceed the net realizable value of the software product. In the event that unamortized research and development costs exceed the net realizable value of the product, they would be written down to net realizable value.

K.	Employee Share Options:

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

The Company has expensed compensation costs, applying the accelerated vesting method, (graded vesting) based on the grant-date fair value estimated in accordance with the original provisions of FAS 123, and previously presented in the pro forma footnote disclosures. Results for prior periods have not been restated as explained above. For the year ended December 31, 2007 and 2006, the Company recorded stock-based and RSUs compensation costs in the amount of $1,025 and $40 thousand, respectively. On December 31, 2007, the total unrecognized stock-based and RSUs compensation costs amounted to $1,701 thousand, and are expected to be recognized over a weighted average period of 3 years.

The Company issues stock options and restricted share units to its employees and directors and provides the right to purchase stock pursuant to approved stock option and employee stock purchase programs. Prior to the adoption of FAS 123R, the Company elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Options Issued to Employees” and related interpretations (collectively “APB No. 25”), in accounting for its stock option plans. Under APB No. 25, when the exercise price of an employee stock option is less than the market price of the underlying stock on the date of grant, compensation expense is recognized. No stock-based employee compensation cost was recognized in income for the year ended December 31, 2005, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of the grant. In 2007, the Company recorded tax benefit in the amount of $594 thousand as a result of exercised stock options.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

K.	Employee Share Options (cont.):

The following table illustrates the effect on net income and earnings per share, assuming the Company had applied the fair value recognition provisions of FAS 123 to its stock-based employee compensation in fiscal 2005:

Year ended December 31, 2005
(in thousands, except per share data)

Net income as reported	$1,789
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	*(1,851)
Pro forma net income	$(62)

Earnings per share:
Basic - as reported	$0.13
Basic - pro forma	$(0.00)
Diluted - as reported	$0.13
Diluted - pro forma	$(0.00)

* Mainly due to an acceleration of unvested stock options. (see also Note 11D(1)(b)).

L.	Revenue Recognition:

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

For multiple elements arrangements, SOP 97-2 requires that the fair value of each component in a multiple element arrangement will be determined based on the vendor’s specific objective evidence (VSOE) for that element, and revenue is allocated to each component based on its fair value. SOP 98-9 requires that revenue be recognized under the “residual method” when VSOE does not exist for all the delivered elements, VSOE of fair value exists for all undelivered elements, and all other SOP 97-2 criteria are met. The specific objective evidence for the PCS is established by the price charged on PCS sold separately or renewed.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

L.	Revenue Recognition (cont.):

The Company recognizes revenues from consulting fees based on the number of hours performed.
In some of the agreements with the Company’s customers, the customers have the right to receive unspecified upgrades on an if-and-when available basis (the Company does not provide specific upgrades). These upgrades are considered Post-Contract Support (PCS). Revenue allocated to the PCS is recognized ratably over the term of the PCS.

When a project involves significant production, modification, or customization of software, revenue is recognized according to the percentage of completion method, in accordance with the provisions of SOP 81-1 “Accounting for Performance of Construction-Type Contracts.” Under this method, estimated revenue is generally accrued based on costs incurred to date, as a percentage of total updated estimated costs.

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

On December 31, 2007 approximately $7.9 million (on December 31, 2006: $13.7 million) of the accounts receivable balance was unbilled due to the customers payment terms.

The Company presents revenues from products and revenues from services in separate line items.
The product revenues line item includes revenues generated from (i) standalone software products and (ii) software products that were included in multiple-element arrangements and were separated pursuant to SOP 97-2 as aforementioned.

In the services revenue line item, the Company included (i) revenues generated from standalone consulting services, (ii) revenues generated from standalone post contract support ("PCS"), (iii) revenues accounted for pursuant to SOP 81-1 and (iv) revenues generated from PCS included in multiple-element arrangement and were separated pursuant to SOP 97-2 as aforementioned.

Tax collected from customers and remitted to governments authorities (including VAT) are presented in income statement on a net basis.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

M.	Advertising Costs:

The Company expenses advertising costs as incurred. Advertising costs for the years ended December 31, 2007, 2006, and 2005 were $161, $125, and $39 thousand, respectively.

N.	Income Taxes:

Effective January 1, 2007, the Company adopted FIN 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FAS 109”, which was issued in June 2006. FIN 48 clarifies the accounting for uncertainty in income taxes, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company’s accounting policy, pursuant to the adoption of FIN 48, is to classify interest and penalties recognized in the financial statements relating to uncertain tax positions under the provision for income taxes.
The adoption of FIN 48 did not result in a change to the Company's retained earning. As of December 31, 2007, there are no unrecognized tax benefits.

Deferred taxes are determined utilizing the “asset and liability” method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, when it’s more likely than not that deferred tax assets will not be realized in the foreseeable future.

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

The financial instruments of the Company consist mainly of cash and cash equivalents, marketable securities, bank deposit accounts, credit facilities, trade payables, trade receivables and derivatives.

The carrying amount of cash and cash equivalents, trade receivables and trade payables approximates their fair values due to the short-term maturities of these instruments. The fair value of marketable securities is based on quoted market prices. The fair value of derivative instruments is estimated by using a fair value model.

Q.	Comprehensive Income:

The Company accounts for comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income". This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in stockholders' equity during the period except those resulting from investments by, or distributions to, stockholders. The Company determined that its items of other comprehensive income relates to gains and losses on available for sale securities and currency translation adjustment.

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

The Company uses foreign currency options, forward exchange contracts and forward interest contracts to assist in managing financial risks. The Company does not use derivative financial instruments for speculative purposes. These instruments are recognized at fair value, with all changes in fair value recorded in current period earnings, as these transactions have not been designated by management as hedging instruments under SFAS 133. The net gain recognized in earnings during 2007, representing the derivative instruments was $833 thousand (in 2006: $275 thousands). As of December 31, 2007, the Company entered into LIBOR interest forward transaction for $8.4 million at an average interest rate of 4.95%. The Company has no open forward exchange rate contracts as of this date.

S.	Royalty-Bearing Grants:

Royalty-bearing grants from the Government of Israel and other governmental institutions for funding approved research and development projects are recognized at the time the Company is entitled to such grants. Such grants are included as a deduction of research and development costs. Grants received in 2007, 2006 and 2005 amounted to $420, $417 and $319 thousand, respectively. The Company is committed to pay royalties related to grants from the Government of Israel on sales with regard to the funded products of approximately 3% of the generated revenues from such products. These royalties are recognized as costs of revenues when it is probable that the Company will have to pay them. As of December 31, 2007, the liability in respect to these royalties amounted to $14 thousand.

T.	Treasury Shares:

Treasury shares are presented as a reduction of shareholders' equity, at their cost to the Company.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

U.	Transfers of Financial Assets

SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SFAS No. 140), establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. The underlying conditions are met for the transfer of financial assets to qualify for accounting as a sale. The transfers of financial assets are typically performed by the sell of receivables to on a financial institution.

In 2007, the Company sold trade receivables to financial institution in a total amount of $11.4 million at an average annual rate of Libor plus 1.75%. Control and risk of those trade receivables were fully transferred and accounted for as a sale in accordance with SFAS No. 140. The agreements, pursuant to which the Company sells its trade receivables, are structured such that the Company (i) transfers the proprietary rights in the receivable from the Company to the financial institution; (ii) legally isolates the receivable from the Company’s other assets, and presumptively puts the receivable beyond the legal reach of the Company and its creditors, even in bankruptcy or other receivership; (iii) confers on the financial institution the right to pledge or exchange the receivable; and (vi) eliminates the Company’s effective control over the receivable, in the sense that the Company is not entitled and shall not be obligated to repurchase the receivable other than in case of failure by the Company to fulfill its commercial obligation.

V.	Registration Payment Arrangements

The Company accounts for registration payment arrangements pursuant to FSP, 00-19-2, “Accounting for Registration Payment Arrangements.” The FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement should be separately recognized and measured in accordance with FAS No. 5, “Accounting for Contingencies.” The FSP further clarifies that a financial instrument subject to a registration payment arrangement should be accounted for in accordance with other applicable GAAP without regard to the contingent obligation to transfer consideration pursuant to the registration payment arrangement. The FSP was effective immediately for registration payment arrangements and financial instruments subject to those arrangements that were entered into or modified subsequent to December 15, 2006. For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to December 15, 2006, the FSP was effective for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years. The Company adopted FSP 00-19-2 at the beginning of January 1, 2007. The adoption affected the beginning of the year equity (see note 11B3).

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

W.	Recently Issued Accounting Pronouncements:

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for the Company beginning January 1, 2008. The FASB issues a FASB Staff Position (FSP) to defer the effective date of SFAS No. 157 for one year for all nonfinancial assets and nonfinancial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company does not expect the adoption will have material impact on its consolidated financial statements.

In February 2007, the FASB issued FAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This standard permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. As applicable to the Company, this statement will be effective as of the year beginning January 1, 2008. The Company does not expect the adoption of FAS 159 to have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations.” SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, the goodwill acquired, and any noncontrolling interest in the acquire. This Statement also establishes disclosure requirements to enable the evaluation of the nature and financial effect of the business combination. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. The Company is currently evaluating the potential impact, if any, of the adoption of FAS 141(R) on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51.” SFAS No. 160 establishes accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of any retained noncontrolling equity investment when a subsidiary is deconsolidated. This Statement also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

W.	Recently Issued Accounting Pronouncements (cont.):

In December 2007, the SEC issued Staff Accounting Bulleting No. 110 ("SAB 110") relating to the use of a "simplified" method in developing an estimate of the expected term of "plan vanilla" share options. SAB 107 previously allowed the use of the simplified method until December 31, 2007. SAB 110 allows, under certain circumstances, to continue to accept the use of the simplified method beyond December 31, 2007. The adoption of SAB 110 will impact the consolidated financial statements since the Company uses the "simplified" method in developing an estimate of the expected term on its share options.

Note 2 - Certain Transactions:

In order to enhance the Company’s solutions and services portfolio, the Company has been pursuing a strategy of adding new technologies to its suite of automated modernization tools. The Company implements this strategy via internal development of new software tools and through acquisitions and investments. Accordingly, the Company invests in businesses that develop software tools that are complementary to its existing portfolio.

A.	Amalgamated Software North America (ASNA):

In August 2007, the Company entered into an agreement to purchase 100% of the outstanding share capital of Amalgamated Software North America Inc. (ASNA), a private company based in San Antonio, Texas, for a total consideration of $7 million. Under the terms of the transaction, the company agreed to pay the selling shareholders an additional consideration if certain criteria are met based on ASNA's earnings before interest and taxes referred to as EBIT for the period from August 15, 2007 to December 31, 2007. For such period the Company accrued a contingent consideration in the amount of $746 thousand which was recorded as goodwill. For the years 2008 and 2009 the Company shall be required to pay to the selling shareholders an additional amount, calculated incrementally, based on a multiplier of between 6.5 times to 8 times of ASNA's average net profit in 2008 and 2009, if the average annual net profit during these years two years exceeds a certain level.

ASNA’s product, Monarch, is a fully integrated solution for transforming RPG applications to the Microsoft NET platform. ASNA is a Microsoft Gold Certified Partner, a Microsoft Visual Studio Industry Partner, an IBM Tools Network Partner, and an Advanced Tier Member of IBM’s PartnerWorld. Through the acquisition, BluePhoenix expects to expand its modernization offering to enterprises running legacy applications on the IBM AS/400, iSeries, and System i who are facing the mounting challenge of modernizing their RPG-based applications, by providing these enterprises both software tools and services required to perform these tasks successfully.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Certain Transactions (Cont.):

A.	Amalgamated Software North America (ASNA) (cont.):

The acquisition was accounted for by the purchase method. The results of operations of ASNA are included in the consolidated financial statement commencing August 1, 2007. The consideration of the acquisition was attributed to net assets acquired and liabilities assumed based on their fair value. Upon a purchase price allocation that hasn’t been finalized, an amount of $1.9 million was allocated to core technology and to be amortized over a 5 years period. An amount of $1.1 million was allocated to estimated fair value of the customers related intangible assets, which is being amortized over its estimated useful life - currently 8 years, and an amount of $1.3 million was allocated to other intangible assets (mainly brand name) and is being amortized over a 10 years period. The excess cost of the acquisition over the fair value of net tangible and intangible assets amounted to $ 3.7 million and were allocated to goodwill. The future contingent consideration, if established, will be recorded as goodwill.

The following table summarizes the fair values of assets acquired and liabilities assumed as of the date of purchase:

(in thousands)
Current assets	$919
Investment in affiliate company	205
Property and equipment	181

Brand name	958
Distribution agreement	359
Goodwill	3,718
Technology	1,930
Customer related intangible asset	1,142
Total tangible and intangible assets acquired	9,412

Current liabilities	2,122
Total liabilities assumed	2,122
Net assets acquired	$7,290

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Certain Transactions (Cont.):

B.	BridgeQuest Inc.

Effective April 2007, the Company entered into an agreement to purchase 100% of the outstanding share capital of BridgeQuest Inc., a North Carolina corporation that manages and operates, through a wholly owned subsidiary, a professional outsourcing center in St. Petersburg, Russia. BridgeQuest is experienced in providing development services from the Russian Federation. Through this alternative large offshore center the Company will offer services at a lower cost than other offshore facilities of the Company's in Romania and Cypress. The consideration amounted to $2 million. Under the terms of the transaction, as amended by the parties in January 2008, the Company issued to the selling shareholders an option to purchase 200,000 of the Company’s ordinary shares and paid the selling shareholders an additional consideration computed based on BridgeQuest revenues and earnings before interest and taxes referred to as EBIT, during the period from April 1, 2007 to December 31, 2007. The contingent consideration for 2007 amounted to approximately $1.8 million and was recorded as goodwill. In addition, the Company agreed to pay the selling shareholders additional consideration calculated incrementally based on a multiplier of between 4 times to 5.5 times of BridgeQuest's average operating profit in 2008 and 2009.

The acquisition was accounted for by the purchase method. The results of operations of BridgeQuest are included in the consolidated financial statement commencing April 1, 2007. The consideration of the acquisition was attributed to net assets acquired and liabilities assumed based on their fair value. Based on a of a purchase price allocation, an amount of $0.5 million was allocated to core technology and to be amortized over a 5 years period. An amount of $0.7 million was allocated to estimated fair value of the customers related intangible assets, which is being amortized over its estimated useful life - currently 8 years. The excess cost of the acquisition over the fair value of net tangible and intangible assets amounted to $ 2.3 million and was allocated to goodwill. The future contingent consideration, if established, will be recorded as goodwill.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Certain Transactions (Cont.):

B.	BridgeQuest Inc. (cont.)

The following table summarizes the fair values of assets acquired and liabilities assumed as of the date of purchase:

(in thousands)
Current assets	$522
Property and equipment	122
Goodwill	2,257
Technology	493
Customer related intangible asset	682
Total tangible and intangible assets acquired	4,076

Current liabilities	1,795
Other long-term liabilities	185
Total liabilities assumed	1,980
Net assets acquired	$2,096

C.	CodeStream Software Ltd.:

In December 2006, the Company acquired from a company incorporated in the United Kingdom, CodeStream Software Ltd., certain business activities in the field of modernization of legacy databases, particularly IDMS and other mainframe platforms. Pursuant to the purchase agreement, the Company hired 18 persons previously employed by CodeStream and assumed all the obligations in respect of the purchased activities. In consideration thereof the Company paid CodeStream ₤5.2 million (approximately $10.2 million). Pursuant to the purchase agreement, as amended in December 2007, the Company committed to pay CodeStream £425 thousand (approximately $842 thousand) out of which £390 thousand (approximately $800 thousand) was already paid. Additional consideration of $300 thousand was paid in January 2008 and $1 million to be paid in October 2008. Consequently, an amount of $2.1 million was recorded as contingent consideration against goodwill. In addition, as a contingent consideration for the purchased activity, the Company undertook to issue to the selling shareholders 400,000 BluePhoenix ordinary shares by March 31, 2008 and an additional 600,000 ordinary shares by March 31, 2009, if certain conditions are met during such period. In the event that the volume weighted average price per ordinary share on the NASDAQ Global Market during a consecutive 10-day trading period is less than $6.00, the grantees of such shares may request cash payments of £1.2 million (approximately $2.3 million) and £1.7 million (approximately $3.4 million), respectively, in lieu of the issuances of ordinary shares.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Certain Transactions (Cont.):

C.	CodeStream Software Ltd.:

Since CodeStream's activity constitutes a "business" in accordance with EITF 98-3 "Determining Whether a Non-monetary Transaction Involves Receipt of Productive Assets of a Business", the acquisition was accounted under the guidelines of SFAS 141 "Business Combinations".

The acquisition was accounted for by the purchase method. The consideration of the acquisition was attributed to net assets acquired and liabilities assumed based on their fair value. Based on a purchase price allocation, an amount of $4.6 million was allocated to core technology and to be amortized over a 5 years period. An amount of $0.5 million was allocated to estimated fair value of the customers related intangible assets, which is being amortized over its estimated useful life - currently 8 years. The excess cost of the acquisition over the fair value of net tangible and intangible assets amounted to $ 5.8 million and was allocated to goodwill. The future contingent consideration, if established, will be recorded as goodwill.

The following table summarizes the fair values of assets acquired and liabilities assumed as of the date of purchase:

(in thousands)

Current assets	$44
Property and equipment	285
Goodwill	5,778
Technology	4,600
Customer related intangible asset	470
Total tangible and intangible assets acquired	11,177

Current liabilities	304
Total liabilities assumed	304
Net assets acquired	$10,873

D.	Intercomp:

In 1998, the Company initially invested in Intercomp Ltd, which has developed a set of automated analysis and reengineering tools for legacy COBOL applications. Following a series of subsequent transactions, in which the Company issued Infinity 100,719 of BluePhoenix ordinary shares in the first quarter of 2007 at the fair value of $515 thousand, the Company currently wholly owns Intercomp.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Certain Transactions (Cont.):

D.	Intercomp (cont.):

In the first quarter of 2006, First Israel Mezzanine Investors Ltd., FIMI, a creditor of Intercomp, has completed exercising a put option to sell the Company a convertible promissory notes issued by Intercomp, in an aggregate principal amount of $3.5 million. The put option was originally granted to FIMI in January 2001. As consideration thereof, the Company paid FIMI In the first quarter of 2006 an aggregate amount of $4.48 million including interest accrued, which equals the book value of the promissory notes, and issued to FIMI warrants to purchase 210,000 BluePhoenix ordinary shares at an exercise price of $4.00 per share. No gain or loss was recorded at the repayment date. In the first quarter of 2007 FIMI exercised the warrants for a total exercise price of $840 thousand.

E.	I-Ter/Informatica & Territorio S.p.A.:

In the second quarter of 2005, the Company entered into an agreement to purchase the entire outstanding share capital of I-Ter/Informatica & Territorio S.p.A. (“I-Ter”). Pursuant to the purchase agreement, the Company paid to the selling shareholders of I-Ter $1.4 million. In addition, under the terms of the transaction, the Company agreed to pay the selling shareholders an additional contingent consideration based on I-Ter’s earnings before interest and taxes, for the years 2005 through 2007. The accrued contingent consideration was calculated on December 31, 2007 and amounted to $5.1 million which was recorded as goodwill and of which $480 thousand have been paid as of December 31, 2007.

F.	Outlook:

Effective as of January 2004, the Company acquired from an Israeli Company, Outlook Systems Ltd. through a new wholly-owned subsidiary, Outlook & BluePhoenix Ltd., Outlook Systems’ entire business activities in Israel in the field of research and development services. Pursuant to the purchase agreement, the Company hired 31 employees previously employed by Outlook Systems and assumed all the obligations in respect of the purchased activity. Under the purchase agreement, as amended in 2006, the Company paid to Outlook Systems an aggregate amount of approximately $1.3 million. In accordance with the amendment to the purchase agreement, a guarantee given by the Company to secure bank loans of Outlook Systems was cancelled, and Outlook Systems received in 2006 138,591 of BluePhoenix’s ordinary shares. Additional consideration for the amount of $174 thousand was due and paid in 2007. In addition, under the terms of the agreement, the Company agreed to pay the selling shareholders an additional contingent consideration based on Outlook’s earnings before interest and taxes for the three years commencing on July 1, 2005. The accrued contingent consideration amounted to $20 thousand for the year 2007 and was recorded as goodwill

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Certain Transactions (Cont.):

G.	Zulu Software Inc.:

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

The consideration for the acquisition was attributed to net assets on the basis of fair value of assets acquired and liabilities assumed. Based on a purchase price allocation, the purchase price was allocated to the purchased technology in the amount of $3.5 million, and is amortized over a 5-year period.

H.	Unaudited Pro Forma Information:

The following unaudited pro forma summary presents information as if the acquisition of BridgeQuest and Asna had occurred as of January 1, 2007 and 2005, and as if the acquisition of Zulu and CodeStream’s activity had occurred as of January 1, 2006 and 2005. The pro forma information, which is provided for informational purposes only, is based on historical information and does not necessarily reflect the results that would have occurred, not is it necessarily indicative of future results of operations of the consolidated entity.

	Year ended
	December 31,
	2007	2006	2005
	(In thousands, except per share data)
	(Unaudited)

Revenues	$92,868	$80,696	$61,301
Net income (loss)	$(10,675)	$3,751	$(1,618)
Earning (loss) per share – basic	$(0.62)	$0.27	$(0.12)
Earning (loss) per share – diluted	$(0.62)	$0.26	$(0.12)

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 - Property and Equipment, Net:

Composition of property and equipment, grouped by major classifications:

	December 31,
	2007	2006
	(in thousands)
Cost:
Computers and peripheral equipment	$10,342	$9,887
Office furniture and equipment	1,572	1,268
Leasehold improvements	594	645
Motor vehicles	305	292
	12,813	12,092
Accumulated Depreciation:
Computers and peripheral equipment	8,777	8,565
Office furniture and equipment	981	874
Leasehold improvements	358	398
Motor vehicles	163	108
	10,279	9,945

Depreciated cost	$2,534	$2,147

Depreciation expenses totaled $990, $849, and $1,058 thousand for the years ended December 31, 2007, 2006, and 2005, respectively.

Note 4 - Goodwill:

	December 31,
	2007	2006
	(in thousands)

Carrying amounts at beginning of year	$44,838	$38,832
Acquired (1)	15,856	6,006
Impairment (2)	(6,989)	-
Carrying amount at end of year	$53,705	$44,838

(1) Including contingent consideration.
(2) Related to Goodwill of Mainsoft Corporation.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 - Intangible Assets and Others, Net:

Composition:

	December 31,
	2007	2006
	(in thousands)
Original amount:
Technology	$62,965	$55,430
Customer related intangible assets	3,569	1,576
Deferred issuance expenses, net	-	738
Distribution agreement related intangible assets	359	-
Brand name related intangible assets	958	-
Deferred tax asset	790	-
Others	145	198
	68,786	57,942
Accumulated amortization:
Technology	31,066	20,607
Customer related intangible assets	982	509
Distribution agreement related intangible assets	24	-
Brand name related intangible assets	32	-
Other	109	-
	32,213	21,116
	$36,573	$36,826

Intangible assets amortization expenses totaled $11.1 million, $7.1 million and $5.5 million for the years ended December 31, 2007, 2006, and 2005, respectively.

The estimated aggregate amortization of customer related intangible asset for the following years is as follows: 2008: $488 thousand, 2009: $436 thousand, 2010: $371 thousand, 2011, and 2012: $319.

The estimated aggregate amortization of distribution agreement related intangible asset for the following years is as follows: 2008 through 2012: $33 thousands.

The estimated aggregate amortization of brand name related intangible asset for the following years is as follows: 2008 through 2012: $96 thousands.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 - Short-Term Bank Credit and Other:
Composition:

			December 31,
	%	Linkage Basis	2007	2006
			(in thousands)
Bank overdraft and loans	7.5	NIS	-	$27
Short-term bank loans	5.98	Euro	-	55
Current portion of long-term bank loan	6.22	Euro	-	527
			-	$609

Note 7 - Accrued Severance Pay, Net:

A.	Accrued Liability:

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

The amounts accrued and the amounts funded with managers’ insurance policies are as follows:

	December 31,
	2007	2006
	(in thousands)

Accrued severance pay	$6,292	$5,769
Less - amount funded	4,490	4,051
	$1,802	$1,718

B. Expenses:

The expenses related to severance pay for the years ended December 31, 2007, 2006, and 2005 were $793, $925, and $383 thousand, respectively.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 - Provision for Losses in Formerly-consolidated Subsidiary:

Liraz, a wholly owned subsidiary of the Company, was liable for a credit facility guarantee in a former subsidiary it had consolidated until the second quarter of 2001. The provision for such liability as of December 31, 2006 was accounted for under SFAS 5 and FIN 45 and amounted to $2 million, representing the maximum potential amount Liraz has guaranteed to secure a bank loan of the said subsidiary.

Pursuant to an agreement signed in October 2007 with Cicero, the Company repaid $1.7 million on behalf of Cicero to cover part of Cicero's credit facility with the bank. In connection therewith, a $2.0 million bank guarantee that the Company previously provided to Bank Ha'Poalim to secure Cicero's bank loans, was released. Accordingly, on the repayment date, an amount of $300 thousand was charged to earnings.

As consideration thereto Cicero issued to the Company (a) a $1.0 million senior promissory note, bearing an annual interest rate of LIBOR + 1% (or in the event of any unpaid interest, LIBOR + 4%) payable in two installments, the first installment of $350 thousand due on January 30, 2009 and the second installment of $671 thousand due on December 31, 2011, the Company is entitled to receive Cicero's shares instead of any unpaid debt (b) 2,546,149 ordinary shares of Cicero. Cicero committed to register these share for trade until certain date, otherwise the Company is entitled to additional shares.

As of December 31, 2007, the Company holds 2,709,922 ordinary shares of Cicero out of which 2,546,149 are classified as available-for-sale marketable securities since they are yet to be registered for trading. Unrealized gain amounted to $178 thousand in 2007 (see also Note 13B5).

Note 9 - Loans from Banks and Others:

A. Composition:

		December 31,
		2007	2006
Average Interest rate	Linkage Basis	Total long-term liabilities net of current portion
%		(in thousands)

7.22	Dollar	$135	$10,554
6.22	Euro	-	10,000
Less - current portion		-	(527)

		$135	$20,027

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 - Loans from Banks and Others (Cont.):

B. Long-term Loans from Banks and Other are due as follows:

	December 31,
	2007	2006
	(in thousands)

First year (current portion)	$135	$527
Second year	-	7,558
Third year	-	1,620
Fourth year and thereafter	-	10,849
Total	$135	$20,554

Note 10 - Commitments and Contingencies:

A.Commitments:

1.
Lease. The Company rents its offices, vehicles and, other equipment under various operating lease agreements. Rent expenses for the years ended December 31, 2007 , 2006 and 2005 were $3 million ,$2.7 million and $2.9 million. Aggregate minimum rental commitments under non-cancelable leases as of December 31, 2007 were as follows:

	Office Facilities	Vehicles, Equipment, and Other

Fiscal 2008	$2,780	$481
Fiscal 2009	990	211
Fiscal 2010	824	104
Fiscal 2011	564	11
Thereafter	157	-

	$5,315	$807

2.
Customers’ bank guarantees. Under agreements between the Company and certain of its customers, the Company undertook to provide such customers a bank guarantee for the assurance of performance of its obligations under its agreements with such customers. As of December 31, 2007, there are outstanding bank guarantees on behalf of customers in the aggregate amount of $52 thousand.

3.
Chief Scientist. Three of the Company’s subsidiaries have entered into agreements with the OCS; these subsidiaries are obliged to pay royalties to the OCS at a rate of 3% on sales of the funded products, up to 100% of the dollar-linked grant received in respect of these products from the OCS. As of December 31, 2007, the contingent liability amounted to $3.1 million.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Commitments and Contingencies (Cont.):

A.  Commitments (cont.):

4.
Ministry of Production in Italy. In July 2007, the Company’s subsidiary, I-Ter, received a final approval from the Ministry of Production in Italy for its Easy4Plan product. Easy4Plan is a workflow management tool designed for ISO9000 companies. The total funds received from the Ministry of Production amounted to approximately $650,000, of which 30% are a grant, and the balance is an 8-year loan to be repaid by I-Ter. The loan bears a nominal annual interest. 90% of the funds were received in December 2007. The remaining 10% are subject to a final review by the Ministry of Production.

5.
Credit lines from banks. In connection with the credit line from Bank Discount Le’Israel Ltd, Bank Ha’Poalim Ltd., The First International Bank Ltd. and Bank Leumi Le’Israel Ltd., the Company committed to certain covenants related to its operation such as:

a)	Maintaining a minimum level of shareholders’ equity of no less than 40% of the Company’s total assets and no less than $50 million;

b)	Maintaining a minimum level of tangible shareholders’ equity of no more than a deficit of $30 million;

c)	Maintaining a level of annual operating income before depreciation and amortization of no less than $5 million; and

d)	Maintaining the ratio of the Company bank liabilities to current assets, excluding other current assets, of no more than 40%.

As of December 31, 2007 there were no bank credits.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Commitments and Contingencies (Cont.):

B. Contingencies:

1.
In July 2003, a former Liraz shareholder filed an application with the Tel-Aviv-Jaffa District Court to approve a claim filed by him against the Company, as a class action. The claim relates to the acquisition of Liraz shares that the Company completed in March 2003. The shareholder alleges that the share price that the Company paid to Liraz’s shareholders in the tender offer and in a subsequent mandatory purchase was lower than the fair price of Liraz shares. The maximum amount of the claim is approximately $8.6 million in the aggregate. Under Israeli law, the court’s approval is required for the plaintiff to represent all of the shareholders of Liraz who sold their shareholdings to the Company pursuant to the tender offer and the mandatory acquisition. The plaintiff has applied for such approval in the lawsuit. The Company believes that the allegations against it in this proceeding are without merit and intends to vigorously defend the claim and contest the allegations made therein.

2.
The Company evaluates estimated losses for indemnifications due to product infringement under SFAS No. 5, “Accounting for Contingencies,” as interpreted by FIN 45. At this time, it is not possible to determine the maximum potential amount under these indemnification clauses due to lack of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Such indemnification agreements may not be subject to maximum loss clauses. Historically, the Company has not incurred material costs as a result of obligations under these agreements and has not accrued any liabilities related to such indemnification obligations in our financial statements.

Note 11 - Shareholders’ Equity:

A.Share Capital:

1.
On January 31, 1997, the Company's ordinary shares were first offered in an initial public offering. Since this transaction, the Company’s shares have been traded in the United States on the NASDAQ Global Market. Their current symbol is “BPHX.”

In January 2001, the Company's ordinary shares were listed for trading on the Tel-Aviv stock Exchange under the "Dual Listing" arrangement. Ordinary share confers upon their holders the rights to receive notice to participate and vote in general meeting of the Company, and the right to receive dividends if declared.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - Shareholders’ Equity (Cont.):

A.Share Capital (cont.):

2.
Two subsidiaries of the Company hold a total of 1,647,594 of Company’s shares in a total consideration of $13.5 million. All of the Company’s ordinary shares have equal voting rights. However, under applicable Israeli law, the shares held by the Company’s subsidiaries have no voting rights and, therefore, are excluded from the number of its outstanding shares.

3.	In the first quarter of 2007 FIMI exercised 210,000 warrants and 100,715 ordinary shares were issued to Infinity (see Note 2E).

4.
In November 2007, the Company completed a $35 million private placement of ordinary shares and warrants issued to institutional investors. Under the Securities Purchase Agreement entered into with the institutional investors, the Company sold to the investors 1,999,998 ordinary shares at a purchase price of $17.50 per share. The investors were also granted warrants to purchase 800,000 ordinary exercisable during a 5-year term at an exercises price of $21.88. As agreed with the investors, the Company registered the shares purchased by the investors and those underlying the warrants for resale under an effective registration statement.

The shares and warrants overcome all criteria set forth in SFAS 133 “Accounting for Derivative Instruments and Hedging Activities" and EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled In, a Company’s Own Stock” . In addition, the commitment to register the shares and to keep the filling in effect was analyzed pursuant to the FSP EITF 00-19-2 “Accounting for Registration Payment Arrangements" and was accordingly determined under the provision of SFAS 5. As of the balance sheet date the Company has not recorded a liability thereof.

The proceeds amount net of issuance costs totaled $33 million and was recorded in equity.

B.Share Options:

1.	Employee Share Option Plans:

On December 31, 2007, the Company had two share-based compensation plans: (a) the 1996 share option plan. (b) The 2007 Restricted Share Units plan. Both plans are described below. The compensation costs that were charged to income for those plans amounted to $1,025 thousand and $40 thousand for 2007 and 2006 respectively.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - Shareholders’ Equity (Cont.):

B.Share Options (cont.):

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

Under the 1996 option plan, unless determined otherwise by the Board, options vest over a three to four years period from the date of grant and expire 10 years after grant date. Unvested options are forfeited 30-90 days following termination of employment. Any options that are forfeited before expiration become available for further grants.

The following table summarizes information about share options outstanding and exercisable as of December 31, 2007:

	Options Outstanding		Options Exercisable
Exercise Prices	Number Outstanding on December 31, 2007	Weighted Average Remaining Contractual Life	Number Exercisable on December 31, 2007	Exercise Price
$		Years		$

2.25	375,000	5.25	375,000	2.25
3.00	79,510	5.50	79,510	3.00
3.00	45,800	4.09	45,800	3.00
4.00	200,000	5.83	200,000	4.00
4.00	150,000	8.00	100,000	4.00
4.50	17,350	3.50	17,350	4.50
4.50	4,000	7.67	4,000	4.50
5.00	149,085	8.00	148,951	5.00
5.50	39,168	8.58	7,168	5.50
6.00	10,000	6.00	10,000	6.00
6.00	69,051	6.42	65,717	6.00
6.00	150,000	7.67	150,000	6.00
9.63	3,000	2.25	3,000	9.63
10.50	60,300	3.25	60,300	10.50
	1,352,264		1,266,796

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - Shareholders’ Equity (Cont.):

B.Share Options (cont.):

1.	Employee Share Option Plans (cont.):

a)	The 1996 Share Option Plan (cont.):

Data related to the share option plan as of December 31, 2007, 2006 and 2005 and changes during the years ended on those dates are as follows:

	2007		2006		2005
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		$		$		$
Options outstanding at beginning of year	2,222,967	4.60	2,765,817	4.78	2,132,587	5.00

Changes during the year:
Granted	-	-	75,000	5.50	834,712	4.96
Exercised	(575,766)	5.07	(206,796)	3.53	(10,299)	3.05
Forfeited	(294,937)	5.89	(411,054)	6.19	(191,183)	8.04
Options outstanding at end of year	1,352,264	4.22	2,222,967	4.60	2,765,817	4.78

Options exercisable at year-end	1,266,796	4.2	2,017,300	4.71	2,399,484	4.78

Weighted-average fair value of options granted during the year*	-		2.65		1.47

*
The fair value of each option granted is estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0% for all years; expected volatility: 2006 - 45%, 2005 - 41%, risk-free interest rate: 2006- 4.97%, 2005 - 3.93%; and expected life: 2006 and 2005 - 5.5 years.

The aggregate intrinsic value of outstanding and exercisable options at December 31, 2007 was $18.8 million and $17.6 million thousand, respectively.

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

As permitted by SAB 107, the Company used the simplified method to compute the expected option term for options granted in 2006. As of December 31, 2007 onward the Company will adopt SAB 110 in developing an estimate of the expected term.

b)	Acceleration:

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

c)	Employee option plan in a subsidiary:

MainSoft granted options to its employees to purchase the subsidiary's shares. The options are exercisable during a 3 year period after the date of grant. Total options outstanding and exercisable as of December 31, 2007 and 2006 were 4,061,051 and 4,383,987 respectively and the weighted average exercise price is $0.84. MainSoft did not grant stock options during these two years.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11- Shareholders’ Equity (Cont.):

B.	Share Options (cont.):

2.	Restricted Share Units (RSU):

In 2007, the Company adopted a Restricted Share Units plan (RSU). Under the RSU plan, as amended, the Company granted in 2007 179,500 RSUs. Under the RSU plan, unless determine otherwise by the board of directors, RSUs vest over a three years period from the date of the grant and expire 10 years after grant date. Unvested RSUs are forfeited 30 days after termination of employment.

During the forth quarter the Company accelerated the vesting period of 15,833 RSUs for an immediate vesting. The Company accounted for the acceleration in accordance with SFAS 123R and as such calculated the fair value of the RSUs on the acceleration date which resulted in an immediate incremental compensation costs to that fair value in the amount of $322 thousand.

Data related to the restricted share units as of December 31, 2007 and changed during the year are as follows:

Year ended December 31, 2007

RSUs outstanding at the beginning of the year	-
Changes during the year 2007:
Granted *	179,500
Exercised	(15,833)
Forfeited	-
RSUs outstanding at the end of the year	163,667

*
The fair value of RSUs is established based on the market value of the Company’s stock on the date of the award in accordance with SAB107, less an estimate of dividends that will not accrue to RSU holders prior to vesting. The weighted average fair value of RSUs at grant date was $15.1

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - Shareholders’ Equity (Cont.):

B.	Share Options (cont.):

3.	Convertible Debentures and Warrants:

On March 30, 2004, the Company completed a $5 million private placement of convertible debentures and warrants to institutional investors.

Under the terms of this transaction, as amended on February 18, 2005, the company issued the institutional investors convertible debentures which were due in 2007, bearing interest at a rate equal to six-month LIBOR paid quarterly. The debentures were converted into BluePhoenix’s ordinary shares at a conversion rate of $5.25 per ordinary share. Following an event of adjustment in January 2006, the conversion rate of the debentures was adjusted to $5.24 per ordinary share.

In addition to the debentures, the institutional investors were issued warrants to purchase up to 285,714 BluePhoenix ordinary shares at an exercise price of $6.50 per share. The warrants are exercisable during a 5-year period commencing September 2004.

As agreed with the investors, the registered shares underlying the debentures and warrants were registered for resale under the effective registration statement. In accordance with APB No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants,” EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Rations,” and EITF 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments” (“EITF 00-27”), a portion of the proceeds of the convertible debentures issued with detachable warrants was allocated to the warrants and to the convertible instrument at the time of issuance. Amounts allocated to the warrants were accounted for as liabilities, in accordance with EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled In, a Company’s Own Stock,” and were revalued, based on the fair values of the underlying shares, on each reporting date, against financial expenses (income).

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

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - Shareholders’ Equity (Cont.):

B.	Share Options (cont.):

3.	Convertible Debentures and Warrants (cont.)

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

The difference between the fair value of the conversion option immediately following such modification and the fair value immediately prior to the modification, was recognized as a discount associated with the debt, and the offset to the discount was recognized in equity in accordance with EITF 05-7 in the amount of $325 thousand. The difference between the fair value of the modified warrants and the fair value of the original warrants (the warrants are revaluated based on the fair values of the underling shares) was deducted from the warrant derivative against a discount. The financial expense relating to the amortization of the discount of the debentures amounted to $276, $303 and $58 thousand for the years ended December 31, 2005, 2006 and 2007, respectively.

On March 15, 2005, as the Form F-3 relating to the convertible debentures was declared effective by the Securities Exchange Commission, the Company classified the fair value attributed to the warrants as equity. The warrants were revaluated to their fair value until such date.

As of the end of fiscal 2007 second quarter all the debentures were converted to BluePhoenix' ordinary shares. Any unamortized discount related to the warrants and the beneficial conversion features was charged to financial expenses on conversion date.

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

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - Shareholders’ Equity (Cont.):

B.	Share Options (cont.):

3.	Convertible Debentures and Warrants (cont.)

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

Since the debentures include an anti-dilution adjustment and the conversion price is not fixed, the Company recorded the embedded conversion feature at fair value in the amount of $1.35 million at issuance date and it's being marked to market in accordance with EITF 00-19 and EITF 05-02 "Meaning of Conventional Convertible Debt Instrument in Issue No. 00-19".

In May 2006, as the Form F-3 relating to the convertible debentures was declared effective by the Securities Exchange Commission, the Company classified the fair value attributed to the warrants as equity. The warrants were revaluated to their fair value until such date.

On January 1, 2007 the Company applied FSP EITF 00-19-2 "Accounting for Registration Payment Arrangements" and accordingly recorded the difference between the embedded conversion derivative and the beneficial conversion feature at that date as beginning year equity in the amount of $451 thousand.

As of the end of 2007 first quarter all the debentures were converted to the Company's ordinary shares and any unamortized discount was charged to financial expenses.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - Shareholders’ Equity (Cont.):

B.	Share Options (cont.):

4.	Convertible Notes

In February 2006, the Company completed an underwritten public offering in Israel of series A convertible notes in an aggregate principal amount of NIS 54 million that were equal at that time to approximately $11.5 million. The price of the notes as determined in the offering was 98% of the principal amount of the notes, and the net proceeds from the offering of the notes totaled $11.2 million. The notes bear interest at a rate of LIBOR 3 months +1.5% per annum. The principal and interest of the notes are linked to the U.S. Dollar, with a minimum rate of the issuance exchange rate.

The notes are convertible into ordinary shares of BluePhoenix at a conversion rate of one ordinary share per NIS 26 principal amount of notes, subject to adjustments. The notes and the shares underling the notes were registered for trade on the TASE.

The exchange floor rate was accounted for as an embedded put option and accordingly was bifurcated from the host debt contract. The put option was recorded at fair value on the issuance date and is being marked to model in accordance with SFAS No 133" Accounting for Derivative Instruments and Hedging Activities". During the years 2006 and 2007, financial expenses amounted to $808 and $260 thousand respectively in connection with the embedded put option.

As of December 31, 2007 99.41% of the note were converted to BluePhoenix' ordinary shares. Upon conversion, the principal, any unamortized discount were charged to equity.

In January 2008, the TASE notified the Company that the notes will be delisted as of March 9, 2008, since substantially all of the notes have been converted into ordinary shares and the minimum holdings requirement is not maintained.

C.	Dividends:

The Company has not paid any cash dividends on its ordinary shares in the past and does not expect to pay cash dividends on its ordinary shares in the foreseeable future.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - Taxes on Income:

A.	Tax Benefits under the Law for the Encouragement of Industry (Taxation), 1969:

BluePhoenix currently qualifies as an “Industrial Company” as defined by this law, and as such is entitled to certain tax benefits including, inter-alia, depreciation at increased rates as stipulated by regulations published under the Inflationary Adjustments Law and has the right to deduct for tax purposes, over a period of 3 years, expenses relating to public issuance of shares.

B.	Tax Rate Applicable to Income in Israel:

Taxable income for Israeli companies is subject to tax at the rate of 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter. Deferred Income taxes balances were adjusted accordingly and effect of such adjustment was not material. This tax rate decrease is not expected to have a material effect on the Company’s financial position.

C.	Deferred Income Taxes:

Deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets or liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2006 and 2007 the Company’s deferred taxes were in respect of the following:

	December 31,
	2007	2006
	(in thousands)

Net operating losses carry forwards	$31,797	$27,251
Research and development costs	980	1,169
Provisions for employee rights and other temporary differences	649	824
Deferred tax assets before valuation allowance	33,426	29,244
Valuation allowance	(32,390)	(29,233)
Deferred tax assets	$1,036	$11

*	The Company’s management cannot determine whether it is more likely than not that the deferred tax asset relating to net operating losses will be realized.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - Taxes on Income (Cont.):

D.	Non-Israeli Subsidiaries:

Non-Israeli subsidiaries are taxed based upon tax laws in the country of domicile of the respective subsidiary.

E.	Income before Taxes on Income is composed as Follows:

	Year ended December 31,
	2007	2006	2005
	(in thousands)
Domestic (Israel)	$(14,953)	$3,037	$(1,560)
Foreign	6,627	1,670	3,637
	$(8,326)	$4,707	$2,077

F.	Taxes on Income Included in the Statements of Income:

	Year ended December 31,
	2007	2006	2005
	(in thousands)
For the reported year - current:
Domestic (Israel)	$276	$28	$8
Foreign	609	286	164
	885	314	172
Taxes related to prior years	208	(609)	(81)
Deferred taxes, net	(1,025)	13	58
	$68	$(282)	$149

G.	Uncertain Tax Position:

As stated in Note 1.N, effective January 1, 2007, the Company adopted FIN 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FAS 109”, which was issued in July 2006. FIN 48 clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

As a result of the implementation of FIN 48, there was no cumulative effect adjustment for unrecognized tax benefits, which would have been accounted for as an adjustment to the January 1, 2007 balance of retained earnings. The Company has recorded no liability for income taxes associated with unrecognized tax benefits at the date of adoption and have not recorded any liability associated with unrecognized tax benefits during 2007. Accordingly, the Company has not recorded any interest or penalty in regard to any unrecognized benefit.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - Taxes on Income (Cont.):

G.	Uncertain Tax Position:

The Company's policy regarding interest and/or penalties related to income tax matters is to recognize such items as a component of income tax expense (benefit). The Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

H.	A reconciliation of the theoretical tax expense, assuming all income is taxed at the regular rates and the actual tax expense is as follows:

	December 31,
	2007	2006	2005
	(in thousands)
Income (loss) before taxes on income, per consolidated statements of income	$(8,326)	$4,707	$2,077

Theoretical tax income (expense ) (34% in 2005, and 31% in 2006 and 29% in 2007)	(2,415)	1,459	706

Decrease in taxes resulting from the following differences:
Carry-forward losses and research and development costs for which the Company provided an allowance	3,157	(1,922)	(649)
Effect of different tax rates in foreign subsidiaries	(1,072)	407	(105)
Taxes related to previous years	208	(609)	(81)
State income tax, net of federal benefit	19	(4)	(67)
Non-deductible expenses	171	387	282
Other	-	-	63
Taxes on income in the consolidated statements of income for the reported year	$68	$(282)	$149

Effective tax rate	-	-	7%

I.	Tax Losses:

The Company and its subsidiaries in Israel have NOL carry forwards for income tax purposes as of December 31, 2007 totaling $60 million.

J.	Tax Assessments:

The Company received final tax assessments in Israel through tax year 2003.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 - Supplementary Financial Statement Information:

A.	Balance Sheets:

1.	Trade Accounts Receivables:

	December 31,
	2007	2006
	(in thousands)

Trade accounts receivable	$25,206	$27,156
Less provision for doubtful accounts	(990)	(667)
	$24,216	$26,489

2.	Other Current Assets:

	December 31,
	2007	2006
	(in thousands)

Government departments and agencies	$893	$287
Advances to suppliers and others	-	140
Employees	13	-
Prepaid expenses	880	1,697
Related parties	30	30
Deferred taxes, net	105	-
Short-term lease deposits	346	193
Interest and other income receivable	214	749
	$2,481	$3,096

3.	Accounts Payable and Accruals - Other:

	December 31,
	2007	2006
	(in thousands)

Government departments and agencies	$1,109	$370
Employees and wage-related liabilities	5,886	4,994
Contingent consideration	8,754	437
Accrued expenses and other current liabilities	1,111	1,128
	$16,860	$6,929

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 - Supplementary Financial Statement Information (Cont):

A.	Balance Sheets (cont.):

4.	The Company’s Long-lived Assets are as Follows:

	December 31,
	2007	2006
	(in thousands)
Israel	$20,676	$24,892
U.S.A.	11,833	10,796
Europe (other than Denmark)	1,512	1,590
Denmark	412	501

	$34,433	$37,779

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

The following present total revenues for the years ended December 31, 2005, 2006 and 2007:

	Year ended December 31,
	2007	2006	2005
	(in thousands)
USA	$23,392	$15,048	$17,423
Europe (other than Denmark)	33,349	28,449	18,643
Denmark	15,750	10,304	12,334
Israel	7,820	10,156	7,991
Other	8,087	4,047	2,556

	$88,398	$68,004	$58,947

Sales by geographic areas are determined based on the customer’s location.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note13 - Supplementary Financial Statement Information (Cont.):

B.	Statements of Operations (cont.):

2.	Principal Customers:

Major customer over 10% of the Company’s revenues:

	2007	2006	2005

Customer A	12%	11%	17%
Customer B	-	15%	-
Customer C	11%	-	-

3.	Restructuring Expenses:

During the second and third quarter of fiscal year 2007, the Company implemented a restructuring plan which included reductions in workforce in all functions of the organization worldwide and closures of redundant facilities in order to reduce the Company’s cost structure. The Company followed SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities". A restructuring charge of $694 thousand was recorded during the year ended December 31, 2007, which was related to severance and benefits to terminated employees. All expenses, including adjustments, associated with the Company’s restructuring plans are included in “Restructuring” in the Consolidated Statements of Operations.

4.	Financial Expenses, Net:

	Year ended December 31,
	2007	2006	2005
	(in thousands)

Interest income	$437	$237	$191
Foreign currency translation adjustments (see Note 1A4)	(767)	(50)	(580)
Interest expense	(1,800)	(1,117)	(898)
Debentures and convertible debt financial expenses	(2,002)	(2,981)	(938)
Income (loss) from derivative financial instruments and marketable securities	(211)	396	247

	$(4,343)	$(3,515)	$(1,978)

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 - Supplementary Financial Statement Information (Cont.):

B.	Statements of Operations (cont.):

5.	Other Income, Net:

	Year ended December 31,
	2007	2006	2005
	(in thousands)
Gain on sale of property and equipment	$-	$-	$35
Dividend income (*)	134	282	-
Decrees of provision for losses in formerly - consolidated subsidiary (Note 2.I)	300	-	-
Shares issued to the company by Cicero (Note 8)	458	-	-
Other	-	-	69

	$892	$282	$104

(*)        Dividend income from Steps Ventures, An Israeli venture capital investment group, in which the Company holds 375,000, shares representing 3.75% of their outstanding share capital.

C.	Earnings per Share:

Basic earnings per share (“EPS”) was computed based on the average number of shares outstanding during each year. In computing diluted EPS, effect was given to share options outstanding in each period, using the treasury stock method, provided that such effect is not anti-dilutive.

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2007	2006	2005
	(in thousands)
1. Numerator:
Amount for basic earning (loss) per share - income to Available to shareholders	$(8,196)	$4,672	$1,789

Amount for diluted earnings (loss) per share - income available to shareholders	$(8,196)	$4,672	$1,789

2. Denominator:
Denominator for basic net earnings per share - weighted average of shares	17,144,902	13,889,483	13,556,627

Effect of dilutive securities:
Employee share options	-	481,421	403,382

Denominator for diluted net earnings per share - weighted average shares and assumed exercise of options	17,144,902	14,370,904	13,959,909

Basic net earnings (loss) per share	$(0.48)	$0.34	$0.13

Diluted net earnings (loss) per share	$(0.48)	$0.33	$0.13

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 - Supplementary Financial Statement Information (Cont.):

C.	Earnings per Share (cont.):

In 2007, the Company incurred a net loss and therefore all share options and convertible debentures were potentially anti- dilutive.

Employees share options and warrants issued to purchase, 1,315,935 and 1,677,609 shares at various prices between $4.5 and $10.5 per share were outstanding during the years ended December 31, 2006 and 2005, respectively, but were not included in the computation of diluted EPS because the options’ exercise price was higher than the average market price of the ordinary shares. 715,649 and 3,048,930 shares underlying the convertible debentures and notes were excluded from the computation of diluted EPS in 2006 and 2005 respectively, since their inclusion would have had an anti-dilutive effect on EPS.

Note 14 - Transactions with Related Parties:

	Year ended December 31,
	2007	2006	2005
	(in thousands)
A. Selling, general and administrative expenses:
management fees to Formula	$45	$180	$180

B. Revenues from sale of software conversion tool and software services to related parties related to Formula	-	$1,214	$1,694

C. Cost of revenues relating to services from related parties related to Formula	-	$1,217	$1,761

D. Reimbursement related to services rendered to affiliated and other companies related to Formula	$117	$43	$41

E.        In January 2006, the company entered into a services agreement with TIS Ltd., ("TIS"), a Cyprus company. Under the agreement, TIS provided the Company with consulting and other professional services. When the Company signed the agreement with TIS, 38.8% of the share capital of TIS was held by CTI Ltd., ("CTI"), a Cypriot company. Mr. Kilman, the Company’s chief executive officer and director holds 49% interest in CTI. Therefore, the transaction was considered as a related party transaction and the company obtained the necessary approvals required under Israeli law. In November 2006, Mr. Kilman notified the company that CTI sold the shares it held in TIS and it was no longer a shareholder of TIS. In 2006, the company paid fees to TIS in an aggregate amount of $300 thousand.

F.        In connection with the sale by Formula of its controlling interest in BluePhoenix in June 2007, Formula paid a cash bonus of $1.8 million directly to Mr. Arie Kilman, the Company’s chief executive officer. The amount was included in the financial statements as a one-time non-cash expense under selling, general and administrative expenses with a corresponding credit to contributed (paid-up) capital, in accordance with SAB Topic 5T.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 - Subsequent Events:

A.        In January 2008, the Company's board of directors decided to sell its holdings in Mainsoft, in which it holds a 58% controlling interest. This decision followed a strategic shift in Mainsoft's product development and marketing strategy outside of BluePhoenix's core business focus. For the period commencing January 1, 2008 and till MainSoft is sold, MainSoft’s results will be included in the Company’s financial statements as discontinued operation, in accordance with SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets".

B.        In January 2008, the Company entered into an agreement for the purchase of the entire outstanding share capital of TIS Consultants Ltd., or TIS, a company incorporated in Cyprus, that wholly owns a subsidiary incorporated in India, TISA Software Consultants Private Limited. Under the agreement, upon the closing of the transaction, the Company will pay the selling shareholders an aggregate amount of $500 thousand. In addition, the Company undertook to pay a contingent consideration equal to 5.5 times of the average operating profit of TIS in 2008, 2009 and 2010. In connection therewith, the Company will pay nonrefundable down payments in March 2009, March 2010 and March 2011, in each case based on the operating profit in the previous years. In addition, the Company undertook to pay an additional incremental consideration based on the growth in TIS revenues in the years 2008, 2009 and 2010 in an amount of up to 35% of the growth in TIS revenues in each of these years compared to TIS revenues in the previous year. 30 days after the closing of the transaction, the Company will pay the selling shareholders $700 thousand as a nonrefundable advance payment on account of the contingent consideration. TIS provides consulting services, solutions and value added products to the banking industry, specializing in the market for Temenos GLOBUS/T24™.