Form 20-F
period 2008-12-31
BLUEPHOENIX SOLUTIONS LTD
filed 2009-03-31
CIK 1029581

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

F O R M  20 – F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report........................

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
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

20,835,758 Ordinary shares, NIS 0.01 per share

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

                The name BluePhoenix™ and the names BluePhoenix™ IT Discovery, BluePhoenix™ LogicMiner, BluePhoenix™ DBMSMigrator, BluePhoenix™ PlatformMigrator, BluePhoenix™ Rehosting, BluePhoenix™ LanguageMigrator, BluePhoenix™ DataMigrator, BluePhoenix™ SOA-Ready Enablement (Formerly known as WS4Legacy,) BluePhoenix™ FieldEnabler, BluePhoenix™ StandardsEnabler, BluePhoenix™ Refactoring Repository (Nebula- code name), BluePhoenix™ AppBuilder, BluePhoenix™ Redevelopment, ASNA Monarch ™, ASNA Visual RPG® (AVR) and ASNA DataGate® appearing in this annual report are trademarks of our company. Other trademarks in this annual report are owned by their respective holders.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.            Selected Financial Data

                The following tables present our consolidated statement of operations and balance sheet data for the periods and as of the dates indicated. We derived the statement of operations data for each of the years ended December 31, 2006, 2007 and 2008 and the balance sheet data as of December 31, 2007 and 2008 from our consolidated financial statements included in Item 18 of this annual report, which have been prepared in accordance with generally accepted accounting principles as applied in the United States, or U.S. GAAP. Our consolidated financial statements have been audited by Ziv Haft, independent registered public accounting firm, BDO member firm. The selected consolidated financial data as of December 31, 2004, 2005 and 2006 and for the years ended December 31, 2004 and 2005 is derived from our audited financial statements not included in this annual report, which have been prepared in accordance with U.S. GAAP. You should read the selected consolidated financial data set forth below together with our consolidated financial statements included elsewhere in this annual report. See “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,

	2008	2007	2006	2005	2004

	$

Consolidated Statements of Operations Data:	(in thousands, except per share data)
Revenues	$91,745	$81,222	$61,375	$50,642	$48,497
Cost of revenues	46,032	36,529	26,066	22,782	21,862

Gross profit	45,713	44,693	35,309	27,860	26,635
Research and development costs	18,378	12,653	8,595	7,214	6,993
Selling, general, and administrative expenses	32,359	28,370	19,338	16,938	16,279
Goodwill impairment	13,328	–	–	–	–
Restructuring costs	–	694	–	–	–

Total operating expenses	64,065	41,717	27,933	24,152	23,272

Operating income (loss)	(18,532)	2,976	7,376	3,708	3,363
Financial expenses, net	2,237	4,343	3,553	2,092	900
Gain on realization of shareholdings	–	–	–	–	112
Other income, net	398	892	282	104	975

Income (loss) before taxes on income	(20,191)	(475)	4,105	1,720	3,550
Income tax expense (income)	(330)	68	(407)	112	135

	(19,861)	(543)	4,512	1,608	3,415
Equity in earnings (losses) of affiliated companies, net	(49)	35	–	–	(516)
Minority interest	(179)	(199)	(113)	(5)	(65)

Net income (loss) from continued operation	(20,089)	(707)	4,399	1,603	2,834

Discontinued operation	(8,512)	(7,489)	273	186	12

Net income (loss)	$(28,601)	$(8,196)	$4,672	$1,789	$2,846

Basic earning (loss) per share from continued operation
Basic	$(0.95)	$(0.04)	$0.32	$0.12	$0.21
Diluted	$(0.95)	$(0.04)	$0.31	$0.12	$0.21

Earning (loss) per share from discontinued operation
Basic	$(0.40)	$(0.44)	$0.02	$0.01	$–
Diluted	$(0.40)	$(0.44)	$0.02	$0.01	$–

Total earning (loss) per share:
Basic	$($1.35)	$(0.48)	$0.34	$0.13	$0.21
Diluted	$(1.35)	$(0.48)	$0.33	$0.13	$0.21

Weighted average number of shares outstanding	21,196	17,145	13,889	13,557	13,523
Weighted average number of shares outstanding assuming dilution	21,196	17,145	14,371	13,973	14,679

	December 31,

	2008	2007	2006	2005	2004

	$

Consolidated Balance Sheet Data:	(in thousands)
Working capital	$32,360	$32,008	$31,401	$17,954	$19,161
Total assets	$139,987	$146,858	$127,466	$99,691	$90,882
Total liabilities	$46,665	$34,388	$66,961	$47,482	$41,810
Shareholders’ equity	$92,495	$111,708	$59,949	$51,766	$48,631

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

Risks Related to Our Business

                The recent global economic and financial crisis has had and will continue to have a negative effect on our business, financial condition and results of operations.

                The recent global economic and financial market crisis has caused, among other things, a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, and reduced corporate profits and capital spending, all of which has had and will continue to have a negative effect on our business, results of operations and financial condition.

                Demand for our tools and services depends in large part upon the level of information technology, or IT, capital spending and investment in IT projects by our customers. The current economic conditions have reduced the willingness or ability of our customers and prospective customers to commit funds to IT projects, and may reduce their ability to pay for our tools and services after purchase, whether as a result of possible customer insolvencies or otherwise. This has resulted in longer sales cycles and increased pressure on pricing. Similarly, our suppliers may not be able to supply us with needed components on a timely basis, may increase prices or go out of business, which could result in our inability to meet customer demand, fulfill our contractual obligations or affect our gross margins. We cannot predict the timing or duration of the global economic crisis or the timing or strength of any subsequent economic recovery. Accordingly, we cannot know how the economic conditions will affect our business. As a result, we cannot assure you that we will be able to increase our revenues or keep our revenues at the same level as in 2008.

                If the economy or markets in which we operate experience continued weakness at current levels or deteriorate further, our business, financial condition and results of operations will be materially and adversely impacted.

                The loss of, or significant reduction or delay in, purchases by our customers could reduce our revenues and profitability.

                A small number of customers has accounted for a substantial portion of our current and historical net revenues. For example, in 2008, sales to The Capita Group Plc accounted for 10% of our revenues. In 2007, sales to SDC Udvikling A/S and EDS accounted for 12% and 11% of our revenues, respectively. In 2006, sales to EDS accounted for 11% of our revenues.

                The loss of any of our major customers or a decrease or delay in orders or anticipated spending by such customers could materially reduce our revenues and profitability. Our customers could also engage in business combinations, which could increase their size, reduce their demand for our products and solutions as they recognize synergies or rationalize assets and increase or decrease the portion of our total sales concentration to any single customer.

                Our acquisition of existing businesses and our failure to successfully integrate these businesses could disrupt our business, dilute your holdings in us, and harm our financial condition and operating results.

                In recent years, we acquired and increased our investment in several businesses. We intend to make future strategic acquisitions of complementary companies, products, or technologies, depending on market conditions and available financing. Such acquisitions could disrupt our business. In addition, your holdings in our company would be diluted if we issue equity securities in connection with any acquisition, as we did in the acquisitions of BridgeQuest Inc. and CodeStream Software Ltd.. Acquisitions may result in losses as a result of our failure to successfully integrate the acquired businesses with our existing business. For example, in 2007, an impairment loss of $7 million related to goodwill in Mainsoft Corporation, or Mainsoft, was identified and charged to loss from discontinued operation. In 2008, we sold our entire holdings in Mainsoft, in which we held a 58% controlling interest. Mainsoft contributed a loss of approximately $8.5 million, charged to loss from discontinued operation in 2008. This decision to sell Mainsoft followed a strategic shift in Mainsoft’s product development and marketing strategy outside of BluePhoenix’s core business focus.

                Acquisitions involve numerous risks, including:

•	problems combining the acquired operations, technologies, or products;

•	unanticipated costs or liabilities;

•	diversion of management’s attention;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering markets in which we have no or limited prior experience;

•	potential loss of key employees, particularly those of the acquired organizations; and

•	impairment of intangible assets related to acquisitions.

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

                If we fail to continue our growth and manage our growth effectively, our business could be disrupted, which could harm our operating results.

                Our expansion during recent years placed a strain on our senior management team and other resources, such as our management information systems and operating, administrative, financial, and accounting systems. We have undergone rapid growth in the number of our employees, the size and locations of our physical facilities, and the scope of our operations, due, in part, to several acquisitions we have made. Any failure to manage our growth effectively could disrupt our business and harm operating results.

                Many of our customers are financial institutions and a negative impact of the recent global economic and financial crisis on their business may cause a negative effect on our business, financial condition and results of operations.

                Approximately 60% of our revenues in 2008 were derived from financial institutions. The recent global economic and financial market crisis had an adverse affect on various financial institutions and the banking sector. Lower levels of liquidity, increases in the rates of default and bankruptcy, and reduced corporate profits and capital spending, may have an adverse effect on our business, results of operations and financial condition.

                If we are unable to effectively control our costs while maintaining our customer relationships, our business, results of operations and financial condition could be adversely affected.

                It is critical for us to appropriately align our cost structure with prevailing market conditions, to minimize the effect of economic downturns on our operations, and in particular, to continue to maintain our customer relationships while protecting profitability and cash flow. If we are unable to align our cost structure in response to such downturns on a timely basis, or if such implementation has an adverse impact on our business or prospects, then our financial condition, results of operations and cash flows may be negatively affected.

           Conversely, adjusting our cost structure to fit economic downturn conditions may have a negative effect on us during an economic upturn or periods of increasing demand for our IT solutions. If we have too aggressively reduced our costs, we may not have sufficient resources to capture new IT projects and meet customer demand. If, for example, during periods of escalating demand for our products, we were unable to add engineering and technical staff capacity quickly enough to meet the needs of our customers, they may turn to our competitors making it more difficult for us to retain their business. Similarly, if we are unable for any other reason to meet delivery schedules, particularly during a period of escalating demand, our relationships with our customers could be adversely affected. If we are unable to effectively manage our resources and capacity to capitalize on periods of economic upturn, there could be a material adverse effect on our business, financial condition, results of operations and cash flows.

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

                Our quarterly and annual results of operations have fluctuated significantly in the past, and we expect them to continue to fluctuate significantly in the future. These fluctuations are the result of risks related to the introduction of new products and any of the following events:

•	global economic trends, like the recent global economic crisis;

•	adverse economic conditions in various geographic areas where our customers and potential customers operate;

•	acquisitions and dispositions of companies;

•	timing of completion of specified milestones and delays in implementation;

•	timing of product releases;

•	timing of contracts;

•	increases in selling and marketing expenses, as well as other operating expenses; and

•	currency fluctuations and financial expenses related to our financial instruments.

          In addition, unexpected events that do not occur on a regular basis and that are difficult to predict may cause fluctuations in our operating results. In 2008, we had a loss from continuing operation of $20.1 million. This loss is attributed to a number of factors including an impairment test performed by us, based on a third party valuation study, which resulted in an impairment loss of $13.3 million related to goodwill of our overall IT modernization reporting unit, and was charged to operations. Additional losses are attributed to costs incurred with regard to our cost saving plan, changes in foreign currencies that affected our financial expenses and to a decrease in our gross margin.

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

                In order to properly introduce a new product to the marketplace or to introduce our current products into new markets, we continuously update our marketing materials, educate our sales force, and make changes to our operations. If these activities are not completed in a timely or satisfactory manner, or we limit our capital spending on these activities, our new product introduction may be delayed or harmed and our business, financial condition, and results of operations could be materially adversely affected.

                Our future results could be adversely affected by an impairment of the value of certain intangible assets.

                The assets listed in our consolidated balance sheet include, among other things, goodwill valued at approximately $52 million, capitalized research and development costs valued at approximately $17.6 million and intangible assets related to customers’ relations valued at approximately $3.0 million. The applicable accounting standards require that:

•	goodwill is not amortized, but rather is subject to an annual impairment test. We perform an annual impairment test, as well as periodic impairment tests if impairment indicators are present. Intangible assets that are not considered to have an indefinite useful life are amortized using the straight-line basis over their estimated useful lives. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the assets is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value (usually discounted cash flow) of the impaired asset; and

•	acquired technology and development costs of software that is intended for sale that were incurred after the establishment of technological feasibility of the relevant product, be capitalized and tested for impairment on a regular basis, and written down when capitalized costs exceed its net realizable value.

          For example, in 2008 an impairment test was performed and a loss of $13.3 million related to goodwill of our overall IT modernization reporting unit was identified and charged to operations. Our ability to reconcile the gap between our market capitalization and our aggregate fair value depends on various factors, some of which are quantitative, such as an estimated control premium that an investor would be willing to pay for a controlling interest in us, and some of which are qualitative and involve management judgment, including stable relatively high backlog and growing pipe line. If our market capitalization stays below the value of our stockholders’ equity, or actual results of operations differ materially from our modeling estimates and related assumptions, or if any of our qualitative reconciliation factors changes in the future, we may be required to record additional impairment charges for our goodwill. In 2007, an impairment loss of $7 million related to goodwill in Mainsoft, was identified and charged to loss from discontinued operation. In 2008, we sold our entire holdings in Mainsoft, in which we held a 58% controlling interest. Mainsoft contributed a loss of approximately $8.5 million, charged to loss from discontinued operation in 2008. This decision to sell Mainsoft followed a strategic shift in Mainsoft’s product development and marketing strategy outside of BluePhoenix’s core business focus. If our goodwill or capitalized research and development costs were deemed to be impaired in whole or in part due to our failure to achieve our goals, or if we fail to accurately predict the useful life of the capitalized research and development costs, we could be required to reduce or write off such assets, thus adversely affecting our operating results.

                If we are unable to attract, train, and retain qualified personnel for our worldwide facilities at competitive prices, we may not be able to achieve our objectives and our business could be harmed.

                In order to achieve our objectives, we hire from time to time additional software, administrative, operational, sales, and technical support personnel. The process of attracting, training, and successfully integrating qualified personnel can be lengthy and expensive. We may not be able to compete effectively for the personnel we need. As part of our growth strategy, we developed offshore centers in Cyprus, Romania and St. Petersburg (Russia). We hired professional consultants for these development centers, leveraging the lower employer costs that existed in these countries. In recent years, professional work in these countries became more expensive and professional fees may continue to increase in the future. The establishment of additional offshore facilities may result in significant capital expenses, which may affect our cash position. We cannot assure you that our offshore facilities will continue to be cost effective. Our future success depends on our ability to absorb and retain senior employees and to attract, motivate, and retain highly qualified professional employees worldwide at competitive prices.

                If we fail to estimate accurately the costs of fixed-price contracts, we may incur losses.

                We derive a portion of our revenues from engagements on a fixed-price basis. We price these commitments based upon estimates of future costs. We bear the risk of faulty estimates and cost overruns in connection with these commitments. Our failure to accurately estimate the resources required for a fixed-price project, to accurately anticipate potential wage increases, or to complete our contractual obligations in a manner consistent with the project plan could materially adversely affect our business, operating results, and financial condition. In addition, we may agree to a price before the design specifications are finalized, which could result in a fixed price that is too low, resulting in lower margins or losses to us.

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

                We may experience greater than expected competition that could have a negative effect on our business.

                We operate in a highly competitive market. Competition in the modernization field is, to a large extent, based upon the functionality of the available automated tools and personnel expertise. Our competitors may be in a better position to devote significant funds and resources to the development, promotion and sale of their modernization tools and services, thus enabling them to respond more quickly to emerging opportunities and changes in technology or customer requirements. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase such competitors’ ability to successfully market their tools and services. We also expect that competition will increase as a result of consolidation within the industry. As we develop new tools and services, we may begin to compete with companies with which we have not previously competed. Our competitors include small vendors who may provide a single solution for a particular area of modernization, large system integrators such as IBM, HP, SUN, Accenture, Cap Gemini and EDS, some of whom we also partner with, software houses such as Micro Focus and Metaware, and Indian system integrators such as Tata, WIPRO, Infosys and Patni.

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

                In July 2003, a former Liraz shareholder filed an application with the Tel-Aviv-Jaffa District Court to approve a claim filed by him against us, as a class action. The claim relates to the acquisition of Liraz shares, which we completed in March 2003. The shareholder alleges that the share price we paid to Liraz’s shareholders in the tender offer and in a subsequent mandatory purchase was lower than the fair price of Liraz shares. The maximum amount of the claim is approximately NIS 35 million ($8.7 million) in the aggregate. Under Israeli law, the court’s approval is required for the plaintiff to represent all of the shareholders of Liraz who sold their shares to us pursuant to the tender offer and the mandatory acquisition. The plaintiff has applied for such approval in the lawsuit. If we are not successful in defending this claim, we could be exposed to considerable financial liabilities and, as a result, our financial condition could be materially adversely harmed.

                In January 2008, we entered into an agreement for the purchase of the entire outstanding share capital of TIS Consultants Ltd., or TIS, a company incorporated in Cyprus, that wholly owns a subsidiary incorporated in India. We are in a dispute with TIS regarding the earn-out calculation and therefore, we notified TIS’ selling shareholders that we are not going to pay them the down payment for the year 2008, due in February 2009. Following such notice, the selling shareholders notified us of their intent to submit a claim against us for such payment. Our maximum unrecognized liability in that regard might be up to $5 million. If we are not successful in defending our calculation in a potential claim, we could be exposed to considerable financial liabilities and, as a result, our financial condition could be harmed.

                Our existing credit facilities contain a number of restrictions and obligations that limit our operating and financial flexibility, and there is no assurance that credit facilities will be available in the future.

                As of March27, 2009, we had an aggregate of $16 million of outstanding loans under our credit facilities. Our credit facilities contain a number of restrictive covenants that limit our operating and financial flexibility. These covenants restrict, among other things, our ability to pledge our assets, dispose of assets, make loans or give guarantees, make certain acquisitions, and engage in mergers or consolidations. Our credit facilities also contain covenants regarding maintaining certain financial ratios. Our ability to continue to comply with these and other obligations depends in part on the future performance of our business. There can be no assurance that such obligations will not materially adversely affect our ability to finance our future operations or the manner in which we operate our business. In particular, any noncompliance with performance-related covenants and other undertakings of our credit facilities could result in an acceleration of our outstanding debt under our credit facilities and restrict our ability to obtain additional funds, which could have a material adverse effect on our business, financial condition, and results of operations. In addition, there is no assurance that banks will continue to provide us with credit facilities in the future.

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

                Most of our worldwide sales are currently denominated in U.S. dollars, British Pounds, Danish Krones and euros while our reporting currency is the dollar. A decrease in the value of the dollar relative to these foreign currencies would make our products more expensive and increase our operating costs and, therefore, could adversely affect our results and harm our competitive position in the markets in which we compete.

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

                Over the past several decades, a number of armed conflicts have occurred between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity has led to security and economic problems for Israel. Since 2000, there have been ongoing hostilities between Israel and the Palestinians, which have adversely affected the peace process and at times have negatively influenced Israel’s economy as well as its relationship with several other countries. In 2006, Israel experienced a war with Hezbollah militants in Lebanon. Hamas, an Islamist movement responsible for many attacks, including missile strikes, against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority in 2006 and took control of the entire Gaza Strip by force in 2007. In January 2009, Israel engaged in a military action against Hamas in Gaza to prevent continued rocket attacks against Israel. These developments have further strained relations between Israel and the Palestinians. The current political situation between Israel and its neighbors may not improve. These political, economic and military conditions in Israel could have a material adverse effect on our business, financial condition, results of operations and future growth. In addition, nonexempt male adult citizens of Israel, including some of our officers and employees, are obligated to perform military reserve duty until the age of 40 or 45 depending on their function in the army, and are subject to being called for active duty under emergency circumstances. We cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our operations in Israel and our business may be adversely affected.

                Political relations could limit our ability to sell or buy internationally.

                We could be adversely affected by the interruption or reduction of trade between Israel and its trading partners. Some countries, companies and organizations continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. Also, over the past several years there have been calls in Europe and elsewhere to reduce trade with Israel. There can be no assurance that restrictive laws, policies or practices directed towards Israel or Israeli businesses will not have an adverse impact on our business.

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

Risks Relating to Our Traded Securities

                The market price of our ordinary shares may be extremely volatile and our investors may not be able to resell the shares at or above the price they paid, or at all.

                During the past few years, the worldwide stock markets have experienced significant price and volume fluctuations. The market prices of securities of technology companies have been extremely volatile, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations could adversely affect market price of our ordinary shares. The high and low market prices of our ordinary shares traded on the NASDAQ Global Market and the Tel Aviv Stock Exchange, or TASE, during each of the last three years, are summarized in the table below:

	NASDAQ Global Market In $		TASE In NIS

	High	Low	High	Low

2008	20.66	1.40	74.83	5.25
2007	21.49	5.94	85.51	25.69
2006	6.45	3.85	28.99	18.30

                Between January and December 2008, the market price of our ordinary shares dropped from $20.66 to $1.40. As of March 27, 2009, the market price of our ordinary shares was $1.98. We cannot assure you that the market price of our ordinary shares will rise to similar levels as it was in the past. The market price of our ordinary shares may continue to fluctuate substantially due to a variety of factors, including:

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

                In addition, global and local economic, political and market conditions, and military conflicts and, in particular, those specifically related to the State of Israel, may affect the market price of our shares.

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

                As of March 27, 2009, we had 20,835,758 ordinary shares outstanding (excluding 2,326,246 ordinary shares held by BluePhoenix). In addition, we reserved 531,015 ordinary shares for issuance under our option plan and restricted share units award plan. We also have the following commitments to issue our ordinary shares:

•	485,714 ordinary shares issuable upon exercise of warrants issued to institutional investors in connection with the $5 million and $3 million private placements, completed in March 2004 and March 2006, respectively; and

•	800,000 ordinary shares issuable upon exercise of warrants issued by us to institutional investors in connection with the $35 million private placement completed in November 2007.

                We registered for resale the shares underlying the warrants issued to the institutional investors in March 2004, March 2006 and November 2007, pursuant to registration rights agreements entered into with such investors. For more information, see “Item 4.B - Business Overview – Investments and Acquisitions” and “Item 5.B - Liquidity and Capital Resources – Contractual Commitments and Guarantees.”

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

                Although we believe that we were not a passive foreign investment company, or PFIC, in 2008, we cannot assure you that the United States Internal Revenue Service will agree with our position. We would be a PFIC if (i) 75% or more of our gross income in a taxable year (including our pro rata share of the gross income of any company treated as a corporation for U.S. federal income tax purposes in which we are considered to own directly or indirectly 25% or more of the shares by value) is passive income, or (ii) the value of our assets averaged quarterly over our the taxable year (including our pro rata share of the assets of any company treated as a corporation for U.S. federal income tax purposes in which we are considered to own directly or indirectly 25% or more of the shares by value) that produce, or are held for the production of, passive income is at least 50%. Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a PFIC, our U.S. investors could suffer adverse tax consequences, including being taxed at ordinary income tax rates and being subject to an interest charge on gain from the sale or other disposition of our ordinary shares and on certain “excess distributions” with respect to our ordinary shares. For additional information regarding our PFIC status, see the discussion under “Item 10.E. Taxation – United States Federal Income Tax Considerations – Tax Consequences If We Are a Passive Foreign Investment Company.”

                As a foreign private issuer whose shares will be listed on The NASDAQ Global Market, we may follow certain home country corporate governance practices instead of certain listing requirements, which may not afford shareholders with the same protections that shareholders of domestic companies have.

                As a foreign private issuer whose ordinary shares are listed on The NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Global Market. A foreign private issuer that elects to follow a home country practice instead of such requirements must submit to The NASDAQ Global Market in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. We follow home country practice with regard to distribution of annual reports to shareholders, meetings of independent directors in which only independent directors participate, approval of share compensation plans and changes in such plans.

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

B.            Business Overview

Our Business

                We develop and market unique value driven enterprise legacy IT modernization solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure in order to more effectively compete in today’s business environment. The combination of our comprehensive tools and services with our unique methodology provides an efficient and cost-effective process for extending the return on investment of existing enterprise IT assets. Our complete modernization solutions consist of a combination of automated technologies and services that minimize the risk through the whole life cycle of the modernization process. Our solutions are based on technologies that support the four phases of the process, which we call: Understanding, Migration, Remediation, and Redevelopment. The solutions allow companies to fully leverage their current systems and applications, speed up and reduce the cost of the renewal process, and effectively update their systems in order to be more agile when having to adapt to new business demands. In addition, by using our technologies our customers gain the added value of extending their systems to be ready for future demands, such as Service Oriented Architecture, or SOA. Our modernization solutions are offered to customers in all business market sectors, particularly financial services, automotive and governmental entities. In addition, we provide consulting services such as application development services and maintenance for core banking systems.

                Our solution portfolio includes software products, software tools, and services that address the most pressing IT challenges which organizations and companies face today, including:

•	lack of agility and responsiveness to changing business needs;

•	difficulty in recruiting and retaining mainframe professionals;

•	growing cost of software licenses, maintenance and operations;

•	difficulties in complying with new regulations; and

•	use of old technologies which prevent access to modern tools and inhibit the ability to meet business expectations.

                Our solutions enable companies to:

•	better understand and manage their IT systems and resources;

•	effectively plan and carry out strategic projects that provide real business value;

•	transformation to modern technology enables enterprises to recruit professional resources;

•	significantly decrease maintenance, human resource, and technology costs;

•	easily integrate packaged applications and build customized applications;

•	substantially transform applications and databases in order to address regulatory and business changes; and

•	directly gain access to cutting edge technology and new business channels.

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

                Alternatives to modernization include, among others, renewing legacy systems, buying packaged software, or rebuilding entire applications. Enterprise IT modernization has proven to be the most efficient and lowest risk path for companies looking to protect their existing investments. We provide a range of solutions designed to efficiently address the challenge of retaining the business knowledge built into the application code while updating the system to reflect new requirements.

                The enterprise legacy IT modernization market is divided into the following categories:

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

Our enterprise IT understanding suite includes the following solutions:

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

Buying a packaged application or rebuilding one can often be an expensive and risky proposition. Therefore, companies often look towards migrating their existing applications. This option is much more cost-effective and time-efficient as it leverages their existing investments in custom applications. Our migration solutions enable companies to operate their IT systems independently, without relying on the original technology’s vendors for support, thus the migration process provides significant cost savings on development, maintenance, and human resources.

                Our migration solutions provide numerous advantages, including:

•	significantly decreasing project costs, risk of errors and time;

•	preserving corporate business knowledge;

•	substantially reducing dependency on scarce legacy technology skill sets;

•	solving problematic maintenance issues;

•	enabling end-to-end project control and management;

•	directly supplying a full audit trail and documentation of all changes;

•	minimizing system freeze time with a unique “refresh” feature; and

•	comprehensively working with most mainframe and non-mainframe platforms.

Our enterprise IT migration suite includes the following solutions:

BluePhoenix™ DBMSMigrator– An automated migration tool that converts applications from nonrelational databases, such as IDMS (Integrated Database Management System), ADABAS, IMS, and VSAM, to relational databases, such as DB2, Oracle, and SQL Server. The tool performs automated conversions that provide companies with fully functional compliance for source and target applications and minimal application, functional, and logical program flow changes. DBMSMigrator leaves no residuals, emulation software, or translation procedures and allows system support to continue uninterrupted during the migration project. As a result of the conversion process, the migrated application operates more efficiently, is easier to maintain, and contains complete documentation of the customer’s knowledge base and guidelines.

BluePhoenix™ PlatformMigrator– An automated migration tool that converts a range of platforms, including VSE, MVS, ICL and Bull GCOS, to Unix, Linux, Windows, and .Net. PlatformMigrator can be customized to fit the unique IT configuration and business rules of each customer site. The tool converts platforms to a pure, native installation so that programs are not required to run under emulation or through translation techniques. PlatformMigrator solutions assist companies with maintaining service levels, setting and upgrading standards, implementing the new IT environment, training IT users, implementing new facilities like a security system or a batch scheduler, and testing for functional equivalence.

                BluePhoenix™ Rehosting– Organizations implement mainframe rehosting in order to reduce the ongoing costs of existing legacy CICS and batch applications. Rehosting leverages the strength and investment of older COBOL applications while taking advantage of new, cost-efficient hardware and open operating system environments such as Linux, Unix, Windows, J2EE, and .NET.

                Using our various automated migration tools, and through cooperation with our partners, we offer COBOL and RPG migrations, System i and mainframe rehosting solutions. We formed the following alliances for providing these solutions:

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

                BluePhoenix™ LanguageMigrator– An automated migration tool for converting COBOL and 4GLs (fourth generation languages) such as ADSO, Natural, CA Gen (formerly COOL: Gen), and PowerBuilder to COBOL and Java/J2EE. This reliable, time-efficient, and comprehensive solution enables site-wide installation, simultaneous testing, and implementation of batch programs. In addition, LanguageMigrator identifies the compatibility of the code, converts it to the new standards required by customers, and analyzes converted programs to identify potential problems. For more information about future developments of this tool, see “Research and Development.”

                BluePhoenix™ DataMigrator–A Windows-based tool for migrating data between various data system environments. Coupled with a step-by-step proven methodology, the tool provides a fully structured but still versatile automated data migration process. DataMigrator enables full control of source and target data definitions resulting in consistent, accurate, highest quality target data with no data loss, and efficient utilization of available resources. In addition, it provides support for partial or incremental migration and for multiple runtime environments.

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

                BluePhoenix™ StandardsEnabler–A highly automated solution for reliably facilitating system consolidation into a single set of naming standards. Since all resources being converted must be changed in parallel, the large task of manually standardizing the naming of system components is not practical. Our tool provides an automated solution addressing this problem.

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

                Our enterprise IT redevelopment suite enables companies to efficiently mine, reuse, and rewrite their existing applications, thus incrementally redeveloping their legacy systems, extending them into new technologies, and saving on development and programmer costs, and includes:

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

                BluePhoenix™ Redevelopment – Based on AppBuilder and LogicMiner, Redevelopment transforms legacy COBOL programs into service oriented applications deployed on the latest platforms. The resulting application conforms to industry standards and is written in clean, maintainable source code. This conformance to standard architectures, such as full object-orientation and Web services, is a key differentiator in the Redevelopment approach when compared to more common migrations. Instead of using the common approach where each line of COBOL source code is translated to one or more statements in the target language (known as 1-1 approach), Redevelopment uses a model based approach. Redevelopment develops a platform independent model from platform specific models of legacy COBOL applications identified by BluePhoenix LogicMiner. This platform independent model may then be extended to meet new business requirements. Finally the application is generated in J2EE, .NET, or COBOL.

System i (previously known as AS/400 or iSeries) Family of Products

                We develop and market a separate but complementary family of products that provides similar solutions for System i (previously known as AS/400) applications. The products described hereunder cover the areas of understanding, migration and redevelopment.

                ASNA Monarch ™ – This product is used for understanding and migration of System i applications. It transforms applications originally written in RPG/400 into native and fully compliant Microsoft.NET®. It can also migrate the originating database to SQL Server, thus providing for a full re-platforming solution. ASNA Monarch reuses the original source code, which persists in a familiar syntax, allowing the existing development teams to maintain it.

                ASNA Visual RPG® (AVR) is a modern implementation of RPG that enables RPG developers to easily build Web and Windows applications. AVR provides direct, secure and fast access to both files and program objects on IBM’s System i server. Using a familiar, but modernized syntax, RPG programmers can quickly apply their long-standing RPG experience to create modern applications that connect seamlessly to the System i platform.

                AVR for .NET provides similar functionalities under Microsoft’s .NET framework. It enables modernizing existing RPG applications, develop Web services, and extend System i applications to .NET and the inherent support in service oriented architecture while continuing to program with a familiar, RPG-like syntax. AVR for .NET is the only development solution available for Microsoft’s .NET that specifically supports high performance access to the System i database.

                ASNA DataGate® – ASNA DataGate provides fast and secure System i database access. Applications written to access the System i through DataGate can later be connected to SQL Server without modification. A single application may connect to both platforms concurrently, or an application may switch, automatically, from one platform to the other in the case of a failover situation.

                ASNA Visual RPG® and ASNA DataGate® are used for migration and redevelopment solutions.

Investments and Acquisitions

                In order to enhance our solutions and services portfolio, we have been pursuing a strategy of adding new technologies to our suite of automated modernization tools. We implement this strategy via internal development of new software tools and through acquisitions and investments. Accordingly, we devote significant resources to the development and marketing of new software modernization tools, and invest in businesses that develop software tools that are complementary to our existing portfolio. The broad portfolio that we established, among others, through these acquisitions, contributes to our ability to penetrate new markets and to offer a complete set of solutions addressing the broad array of changing demands of our customers. We integrate the acquired businesses into our business and assimilate many of their functions, including, marketing, sales, finance and administration into our existing infrastructure. For more information about our capital expenditures, see “Item 5.B. Liquidity and Capital Resources- How We Have Financed Our Business-Capital expenditures.”

                Following is a description of our investments and acquisitions, which form a part of our business as described above:

                TIS Consultants Ltd. In January 2008, we entered into an agreement for the purchase of the entire outstanding share capital of TIS Consultants Ltd., or TIS, a company incorporated in Cyprus, that wholly owns a subsidiary incorporated in India, TISA Software Consultants Private Limited. TIS provides consulting services, solutions and value added products to the banking industry, specializing in the market for Temenos GLOBUS/T24™. TIS’ acquisition expands our product offerings and services.

                Under the agreement, we paid to the selling shareholders an amount of $500,000 and an additional amount of $700,000 as a nonrefundable advance payment on account of contingent consideration described below. As part of the transaction, we undertook to pay the selling shareholders contingent consideration equal to 5.5 times of the average operating profit of TIS in 2008, 2009 and 2010 but not less than the maximum operating profit in a certain year during this period . We undertook to pay nonrefundable down payments in February 2009, February 2010 and February 2011, in each case based on the operating profit in previous years. Furthermore, we undertook to pay additional incremental consideration based on the growth in TIS’ revenues in each of 2008, 2009 and 2010 in an amount of up to 35% of the revenue growth in each of these years compared to the previous year. We are in a dispute with TIS regarding the earn-out calculation and therefore, we did not pay the down payment for 2008, due in February 2009. The selling shareholders notified us of their intent to submit a claim against us for such payment. Our maximum unrecognized liability in that regard approximates $5 million.

                JLC Russia. In May 2008, in order to expand our off-shore center in Russia, we purchased the activity of an offshore professional outsourcing center in Nitzni (Russia), for total consideration of $1.18 million. Under the terms of the transaction, we agreed to pay to the selling shareholders of JLC Group Inc., or JLC, additional consideration if certain criteria are met, based on the revenue growth of JLC’s activity in 2008 and 2009. Accordingly, during the period from May 1, 2008 to December 31, 2008, additional consideration of $406,000 was accrued and will be paid in April 2009.

                ASNA. In August 2007, we entered into an agreement to purchase the entire outstanding share capital of Amalgamated Software North America Inc. (ASNA), a private company based in San Antonio, Texas, for total consideration of $7 million. Under the terms of the transaction, we agreed to pay to the selling shareholders additional consideration if certain criteria are met, based on ASNA’s earnings before interest and taxes for 2007. Those criteria have not been met and no additional consideration was paid. In addition, we shall be required to pay to the selling shareholders an additional amount, calculated incrementally, based on a multiplier of between 6.5 times to 8 times of ASNA’s average net profit in 2008 and 2009, if the average annual net profit exceeds a certain level.

                ASNA’s product, Monarch, is a fully integrated solution for transforming RPG applications to the Microsoft.NET® platform. ASNA is a Microsoft Gold Certified Partner, a Microsoft Visual Studio Industry Partner, an IBM Tools Network Partner, and an Advanced Tier Member of IBM’s PartnerWorld.

        BridgeQuest. Effective April 2007, we entered into an agreement to purchase the entire outstanding share capital of BridgeQuest Inc., a North Carolina corporation that manages and operates, through a wholly owned subsidiary, a professional outsourcing center in St. Petersburg, Through this alternative large off shore, center the Company will offer services at a low cost. The consideration amounted to $2 million. Under the terms of the transaction, as amended by the parties in January 2008, we granted to the selling shareholders warrants to purchase 200,000 BluePhoenix’ ordinary shares valued at $2.5 million based on B&S pricing model on the commitment date upon reaching the relevant milestone. These warrants were exercised in 2008 and paid the selling shareholders an additional consideration of $1.8 million, computed based on BridgeQuest revenues and earnings before interest and taxes, during the period from April 1, 2007 to December 31, 2007. On December 31, 2008, we signed an amendment to the agreement, pursuant to which we committed to pay the selling shareholders an amount of $1,620,000 as final consideration in connection with the transaction payable as follows: $750,000 on January 31, 2009 which has already been paid; $310,000 on October 1, 2009; and $560,000 on February 15, 2010.

        CodeStream Software Ltd . In December 2006, we acquired from a company incorporated in the United Kingdom, CodeStream Software Ltd., certain business activities in the field of modernization of legacy databases, particularly IDMS and other mainframe platforms. Pursuant to the purchase agreement, we hired 18 persons previously employed by CodeStream and assumed all the obligations in respect of the purchased activities. In consideration thereof, we paid to CodeStream $10.2 million. Pursuant to the purchase agreement, as amended in December 2007, an amount of $2.1 million was paid in 2008. In addition, as a contingent consideration for the purchased activity, we issued to the selling shareholders 400,000 BluePhoenix ordinary shares in April 2008, and undertook to pay an additional amount of $2.5 million. This amount will be paid in April 2009.

                BluePhoenix Technologies Ltd. (previously known as Intercomp Ltd.). In 1998, we initially invested in BluePhoenix Technologies, which developed a set of automated analysis and reengineering tools for legacy COBOL applications. Following a series of subsequent transactions, pursuant to which we issued to certain shareholders of BluePhoenix Technologies 100,719 of BluePhoenix ordinary shares in the first quarter of 2007, we now wholly own BluePhoenix Technologies. In the first quarter of 2006, First Israel Mezzanine Investors Ltd., FIMI, a creditor of Intercomp, completed the exercise of a put option to sell us convertible promissory notes issued by Intercomp, in an aggregate principal amount of $3.5 million. The put option was originally granted to FIMI in January 2001. As consideration therefor, we paid to FIMI, in 2006, an aggregate amount of $4.48 million including interest accrued, which equals the book value of the promissory notes, and issued to FIMI warrants to purchase 210,000 BluePhoenix ordinary shares at an exercise price of $4.00 per share. No gain or loss was recorded at the repayment date. In the first quarter of 2007, FIMI exercised the warrants for a total exercise price of $840,000.

         I-Ter/Informatica & Territorio S.p.A. In the second quarter of 2005, we entered into an agreement to purchase the entire outstanding share capital of I-Ter/Informatica & Territorio S.p.A., referred to as I-Ter. Pursuant to the purchase agreement, we paid to the selling shareholders of I-Ter $1.4 million. In addition, under the terms of the agreement, we agreed to pay the selling shareholders additional contingent consideration based on I-Ter’s average earnings before interest and taxes, for the years 2005 through 2007. The total contingent consideration for these years amounted to $6.9 million and was recorded as goodwill. Our outstanding liability in this regard as of December 31, 2008 was $1.8 million due in two installments to be paid in the first half of 2009.

                  Outlook. Effective as of January 2004, we acquired from an Israeli company, Outlook Systems Ltd. its entire business activities in Israel in the field of research and development services. The purchase was made through our wholly owned subsidiary, Outlook & BluePhoenix Ltd. Under the purchase agreement, as amended in 2006, we paid to Outlook Systems an aggregate amount of approximately $1.3 million. In accordance with the amendment to the purchase agreement, Outlook Systems received, in 2006, 138,591 of BluePhoenix ordinary shares. Additional consideration in the amount of $174,000 was due and paid in 2007. In addition, under the terms of the agreement, we agreed to pay the selling shareholders an additional contingent consideration based on Outlook & BluePhoenix Ltd.’s earnings before interest and taxes for the three years commencing on July 1, 2005. The accrued contingent consideration for these years amounted to $20,000.

                Zulu Software Inc.  In February 2005, we purchased 8% of the outstanding share capital of Zulu Software Inc., or Zulu, for an aggregate of $350,000. In January 2006, we purchased from the other shareholders of Zulu additional shares increasing our holdings to 72% of Zulu’s outstanding share capital. The aggregate consideration paid for this additional purchase was $2.4 million. The consideration for the acquisition was attributed to net assets on the basis of fair value of assets acquired and liabilities assumed. Based upon a purchase price allocation, the purchase price was allocated to the purchased technology in the amount of $3.5 million, and is amortized over a 5-year period. For more information about Zulu’s software solutions, see “Enterprise IT Migration–BluePhoenix™ LanguageMigrator.”

                Cicero Inc. (formerly Level 8 Systems Inc.). Pursuant to an agreement signed in October 2007 with Cicero, we repaid $1.7 million on behalf of Cicero to cover a portion of Cicero’s credit facility at Bank Ha’Poalim. In connection therewith, the bank released a $2.0 million bank guarantee previously provided by us to the bank to secure Cicero’s bank loans. Accordingly, on the repayment date, an amount of $300,000 was charged to earnings. As consideration therefor, Cicero issued to us 2,546,149 ordinary shares of Cicero and a $1.0 million senior promissory note, bearing an annual interest rate of LIBOR + 1% (or in the event of any unpaid interest, LIBOR + 4%) payable in two installments, the first installment of $350,000 was paid in 2008, and the second installment of $671,000 was to be paid on December 31, 2011. As of December 31, 2008, we hold 2,801,997 ordinary shares of Cicero which are classified as available-for-sale marketable securities. Cicero’s shares were registered for trading in March 2009. Due to the delay in registration, Cicero is obligated to issue to us an additional 120,000 ordinary shares of Cicero as compensation for the delay.

Discontinued Operations

                In January 2008, our board of directors announced our intent to sell our entire holdings in Mainsoft, in which we held a 58% controlling interest. This decision followed a strategic shift in Mainsoft’s product development and marketing strategy outside of BluePhoenix’s core business focus. In October 2008 we sold our stake in Mainsoft for consideration of $1.7 million. Mainsoft met the definition of a component under SFAS 144. Accordingly the results of operation of Mainsoft as discontinued operation in the statement of operations and prior periods results have been reclassified accordingly. In addition, comparative data of the asset and liabilities attributed to the discontinued operation have been reclassified in the balance sheet.

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

                Our customer, the Capita Group Plc, accounted for 10% of our revenues in 2008. SDC Udvikling A/S accounted for 12% and 11% of our revenues in 2007 and 2006, respectively and EDS accounted for 11% in 2007.

                The following table summarizes the revenues from our tools and services by geographic regions based on the location of the end customer for the periods indicated:

	Year ended December 31,

	2008	2007	2006

	(in thousands)

USA	$22,660	$17,840	$9,558
Europe (other than Denmark)	40,044	31,725	27,310
Denmark	11,096	15,750	10,304
Israel	10,679	7,820	10,156
Other	7,266	8,087	4,047

	$91,745	$81,222	$61,375

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

                Research and development expenses totaled $18.4 million, $12.7 million and $8.6 million for the years ended December 31, 2008, 2007, and 2006, respectively.

Enterprise IT Understanding

                BluePhoenix™ IT Discovery– By further refining our existing understanding technology and combining it with the additional technology licensed from Merrill Lynch, IT Discovery provides the basis for legacy understanding needed by the rest of our modernization solutions.

Enterprise IT Automated Migration

                Fourth Generation Language Migration–In the area of automated migration, we continue to build on our 4GL migration solutions. Our assets in the migration area cover COOL:Gen, ADSO/IDMS, Natural and PowerBuilder transformations. We continue to extend the support target platform of these transformations to include J2EE and .NET platforms.

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

                BluePhoenix™ Redevelopment –A solution that provides the ability to generate from the abstract platform independent model stored in the Refactoring Repository to platform specific models such as J2EE and .NET. To address this, we are extending robust generation technologies to generate platform specifics for object orientation and SOA. This model driven modernization environment can be used to gradually migrate applications rather than requiring an “all at once” approach. In order to address refactoring, which involves changing from one application model to another, we are adding the necessary tools to assist in the process of taking the information from legacy applications’ architectures via LogicMiner to more modern architectures such as object and SOA ..

                ASNA Monarch ™ – This product is used for understanding and migration of AS/400 applications. It transforms applications originally written in RPG/400 into native and fully compliant Microsoft.NET®. It can also migrate the originating database to SQL Server, thus providing for a full re-platforming solution. We intend to continue to provide full support for converting AS/400 applications to C# which is the premier development language under the Microsoft .NET environment. This will complete our offering and allow the AS/400 community a choice whether to use our ASNA Visual RPG® (AVR) or C#.

                ASNA Visual RPG® (AVR) is a modern implementation of RPG that enables RPG developers to easily build Web and Windows applications. AVR provides direct, secure and fast access to both files and program objects on IBM’s System i (formerly known as iSeries, AS/400) server. Using a familiar, but modernized syntax, RPG programmers can quickly apply their long-standing RPG experience to create modern applications that connect seamlessly to the System i (iSeries, AS/400) platform.

                AVR for .NET provides similar functionalities under Microsoft’s .NET Framework. It enables modernizing existing RPG applications, develop Web services, and extend System i applications to .NET and the inherent support in Service Oriented Architecture while continuing to program with a familiar, RPG-like syntax. AVR for .NET is the only development solution available for Microsoft’s .NET that specifically supports high performance access to the System i database. We intend to continue to extend the functionality of AVR in order to make it a more attractive development environment that will be a preferred choice for AS/400 installations.

                ASNA DataGate® – ASNA DataGate provides fast and secure iSeries-400 database access. Applications written to access the iSeries through DataGate can later be connected to SQL Server without modification. A single application may connect to both platforms concurrently, or an application may switch, automatically, from one platform to the other in the case of a failover situation. We intend to continue to invest in research and development activities aimed to understand the feasibility of providing support for more modern RDBMSs such as ORACLE and UDB.

Chief Scientist Grants

                PowerText–We received through a subsidiary, an aggregate of approximately $261,000 in grants from the Office of the Chief Scientist, or the OCS, for the development of PowerText. PowerText is a software solution for automated electronic document mining, management and presentment. Royalties of 3% are payable to the OCS on all sales of PowerText up to 100% of the dollar-linked grant received.

                BluePhoenix™ SOA - Ready Enablement–We received through our subsidiary, an aggregate of approximately $684,000 in grants from the OCS, for the development of BluePhoenix™ SOA - Ready Enablement. Royalties of 3% are payable to the OCS on sales of BluePhoenix™ SOA - Ready Enablement up to 100% of the dollar-linked grant received in respect of the funded product.

                The balance of the contingent liability relating to the royalties payable by our subsidiaries to the OCS, at December 31, 2008, amounted to approximately $921,000.

Other Grants

                In July 2007, our subsidiary, I-Ter, received final approval from the Ministry of Production in Italy for its Easy4Plan product. Easy4Plan is a workflow management tool designed for ISO9000 companies. The total funds amounted to approximately $650,000, of which 30% constitute a grant, and the balance is an 8-year loan to be repaid by I-Ter. The loan bears a minimal annual interest. 90% of the funds were received in December 2007. The remaining 10% is expected to be received during 2009 after a review of the Ministry of Production in Italy.

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

Competition

                We face competition to our tools and services from various entities operating in the market. At the highest level, the legacy IT modernization market competes with two other approaches that can be employed to evolve the operating capabilities of a business: re-building business systems from scratch or buying a commercially available application package that can be configured to serve the specific needs of a particular business. The benefits of each approach have been widely documented by major research firms such as Gartner and Forrester. It is typically understood that legacy IT modernization provides several key advantages over the other two, including:

•	Lowest risk – existing tried and tested information technology is leveraged directly and translated into a version of itself based on a newer technology platform;

•	Least cost and time;

•	Least impact on the business and professional skill set.

                However, some enterprises still choose to abandon legacy technologies and invest in the redevelopment of new business systems.

                The modernization market in which we operate is highly competitive. The principal competitive factors affecting the market for our modernization solutions include:

•	the ability to offer automated solutions for legacy IT modernization;

•	the range and number of languages, operating systems and databases supported by said tools;

•	tool functionality, performance, and reliability;

•	the extent and range of ancillary professional services that can be offered in conjunction with the actual modernization services;

•	availability of experienced personnel and with appropriate modernization subject matter expertise;

•	solution pricing;

•	local geographic presence in customer’s territory;

•	credibility in the market place, customer references and perceived financial stability;

•	the ability to respond in a timely manner to changing customer needs; and

•	the quality of operational support and maintenance for any delivered solution.

                Competition in the legacy IT modernization field is, to a large extent, based upon the functionality of the available tools and personnel expertise. Vendors in this market address the modernization of legacy systems in different ways, and therefore do not always compete directly with the others. Many small vendors, those that possess just a few niche modernization technologies or a focused set of skills, are only capable of addressing a small portion of the overall modernization market. Selected few others are able to offer comprehensive suites of integrated tools and solutions and are able to address the broad set of needs encountered by businesses.

                Our principal competitors consist of system integrators, offshore outsourcers, and tool vendors, including leading software developers, who enable the replacement or modernization of legacy systems.

                Major system integrators in the market include IBM, HP, SUN, Accenture, Cap Gemini and EDS, some of whom we also partner with. IBM has established legacy modernization as a strategic aspect of its long-term application development strategy. Major system integrators have a specific and dominant advantage in the underlying application development infrastructure associated with many legacy environments (predominantly IBM mainframes) and a large service delivery capability. In some cases, we cooperate with some of these system integrators in providing specific solutions or portions of comprehensive projects. Major offshore outsourcers in the market include Tata, WIPRO, Infosys and Patni. Both systems integrators and offshore outsourcers have vertical market groups offering consulting and professional services. Although system integrators and offshore outsourcers often have the advantage of brand recognition and depth of resources, their ability to compete with purely automatic tool-based modernization techniques is still limited. Modernization approaches that use relatively inexpensive offshore manual labor to conduct migration projects are still more expensive than those conducted using automated tools and are more prone to project risks and delays.

                We also face competition from niche tools and solutions companies operating in each of the four principal areas of the enterprise IT modernization continuum:

•	Enterprise IT Understanding;

•	Enterprise IT Migration;

•	Enterprise IT Remediation; and

•	Enterprise IT Redevelopment.

                Examples of businesses that address specific sub-segments of the market include Cast, a vendor of an IT discovery product that reads application source code in order to analyze the relationships between software– objects in order to deduce their business meaning. MetaWare provides services and products such as re-hosting, database and programming language conversions. Several software technologies address the needs of the ADABAS/Natural arena, and others are used to collect information about application portfolios in order to improve business process efficiencies. Other solution providers possess tools that allow them to engage as architecture modernization consultants.

                In addition, enterprises themselves represent one of the largest categories of competition. For a variety of reasons, many businesses choose to execute legacy IT modernization projects using their own internal IT resources. The rationale for a company to attempt to conduct modernization activities using in-house resources varies. Reasons include wanting to justify the existence of available resources, the belief that using internal resources will be quicker or cheaper, and decision makers underestimating the complexity of modernization projects or failing to appreciate the benefits that can result by using experienced personnel and built-for-purpose tools.

C.            Organizational Structure

                We run our worldwide operations through several wholly owned and controlled subsidiaries, named below:

Name of Subsidiary	Country of Incorporation

BluePhoenix Solutions USA Inc.	United States
Amalgamated Software NA Inc. (ASNA)	United States
BridgeQuest Inc.	United States
BluePhoenix Solutions Nordic ApS	Denmark
BluePhoenix Solutions U.K. Ltd.	United Kingdom
BluePhoenix Solutions Srl.	Italy
I-Ter/Informatica & Territorio S.p.A.	Italy
BluePhoenix Solutions GmbH	Germany
BluePhoenix Solutions B.V.	The Netherlands
BluePhoenix Solutions Ltd.	Cyprus
BluePhoenix Solutions Srl.	Romania
BluePhoenix Solutions Co., Ltd.	Korea
Liacom Systems Ltd.	Israel
Zulu Software Inc.	United States
TIS Consultants Ltd.	Cyprus

D.            Property, Plants and Equipment

                We, together with our subsidiaries and affiliates, currently occupy approximately 8,187 square meters of office space. The aggregate annual rent we paid for these facilities in 2008 was $2.6 million. The following table presents certain information about our facilities and the terms of lease of these facilities.

Country and State	City	Sq. Meters	Expiration	Annual anticipated rental fees in 2009 (*) in thousands $

Israel	Hertzliya	1,621	December 2009	210

Israel	Holon	253	December 2009	26

USA, North Carolina	Cary	604	April 2012	127

USA, Texas	San Antonio	1,386	July 2010	305

USA	Virginia	235	November 2009	58

USA	New Jersey	41	April 2009	9

Denmark	Ballerup	851	November 2009	257

Germany	Frankfurt	115	December 2009	18

Romania	Bucharest	814	October 2011	355

United Kingdom	Milton Keynes	180	November 2012	88

United Kingdom	Surrey	125	September 2011	51

Cyprus	Nicosia	121	June 2009	22

Italy	Milan	110	April 2012	12

Italy	Riccione	220	January 2014	28

Italy	Milan	115	November 2014	19

Russia	St. Petersburg	975	November 2009	432

Russia	Irkutsk	136	July 2009	35

Russia	Nizhny Novgorod	160	December 2009	53

India	Mysore	125	December 2009	8

Total		8,187		2,113

________________________
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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

                Following our board of directors’ decision to sell our holdings in our subsidiary, Mainsoft in January 2008, we included Mainsoft’s results in our financial statements as a discontinued operation. Accordingly, all figures in this annual report exclude Mainsoft’s results, which are presented as a discontinued operation. See Note 15 to our financial statements.

Overview

                We have been pursuing a strategy of adding new technologies to our suite of automated modernization tools. As a result, our revenues increased during recent years, from $61.4 million in 2006 to $81.2 million in 2007 and to $91.7 million in 2008.

                We enhanced our solutions and services via internal development of new software tools and through acquisitions and investments. We devote significant resources to the development and marketing of new software modernization tools. In addition, we invest in businesses that develop software tools that are complementary to our existing portfolio and invest in a skilled and specialized workforce. In January 2008, we acquired TIS, a company incorporated in Cyprus, that wholly owns a subsidiary incorporated in India, TISA Software Consultants Private Limited. TIS provides consulting services, solutions and value added products to the banking industry, specializing in the market for Temenos GLOBUS/T24™. In May 2008, we acquired the activity of JLC, an offshore professional outsourcing center in Nitzni, Russia.

                Pursuant to an impairment test performed by us for 2008, based on a third party valuation study, an impairment loss of $13.3 million related to goodwill of our overall IT modernization reporting unit, has been identified and was charged to income.

                The recent global economic and financial market crisis has caused, among other things, a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, and reduced corporate profits and capital spending, all of which have had and continue to have a negative effect on our business, results of operations and financial condition. We cannot predict the timing or duration of the global economic crisis or the timing or strength of any subsequent economic recovery. We also cannot know how the economic conditions will affect our business. Accordingly, we cannot assure you that we will be able to increase our revenues or keep our revenues at the same level as in 2008.

                Our quarterly and annual results of operations have fluctuated significantly in the past and we expect them to continue to fluctuate significantly in the future, as a result of numerous factors, including: global economic trends, like the recent global economic crisis; fluctuations in foreign currencies exchange rates in which we operate compared to the US dollar, our reporting currency; fluctuation in sale of software products; the impact of acquisitions and dispositions of companies, and the difficulties we have encountered in introducing our tools to the market. Therefore, we believe that period-to-period comparisons of our financial results are not necessarily meaningful and you should not rely on them as an indication of future performance.

                Challenges and Opportunities.

                Although the market for legacy IT modernization solutions is robust and one which we believe is growing, the challenges associated with driving constant revenue growth whilst continually improving profit margins are real. In a market that continues to innovate and evolve, new technologies and practices by definition render existing technology deployments out-of-date - or legacy. By the same measure, however, in order for us to capitalize on the constant source of legacy solutions, we must evolve our solutions portfolio to deal with the changing definition of what constitutes “leading edge” technologies and the growing set that is deemed to be “legacy.” Over time, as one legacy set of technologies is gradually replaced, we must be capable of addressing the modernization needs of the next set of aging technologies.

                The fact that the modernization needs of the market are evolving on a constant basis, necessitates that we be capable of tracking and predicting changes in technologies. Anticipating the needs of the IT modernization market and delivering new tools and services that satisfy the emerging needs is a critical success factor.

                However, even if we develop modernization solutions that address the evolving needs of the legacy IT modernization market, we cannot assure you that there will be a predictable demand for our offerings. Vagaries ranging from the macro-economic climate, to the competitive landscape, to the perceived need the enterprise market has for a specific modernization solution, will all have an impact such as a longer sales cycle and increased pressure on pricing.

                In addition to our ability to foresee the needs of the market and develop appropriate modernization solutions, our growth is predicated, in part, on the acquisition of companies with services, tools, and technologies that extend or complement our existing business. We may face increased competition for choice acquisition targets or difficulties in identifying and locating new tools and technologies, which may inhibit our ability to complete suitable acquisitions on favorable terms. The successful integration of acquired businesses, technologies, and products into our existing portfolio of solutions will continue to be a significant challenge.

                To keep up with the anticipated growing demand for our tools and services, we must retain our highly skilled personnel in the fields of project management, legacy systems, and leading modern technologies. Maintaining and growing the requisite skill base can be problematic; personnel with an understanding of legacy technologies is a finite resource and the market for recruiting and retaining such skills can be highly competitive.

                Consolidation of the Results of Operations of Our Subsidiaries.

                Following is information regarding the consolidation of the results of operations of certain of our subsidiaries, for the periods indicated. We began to consolidate the results of operations of each of these subsidiaries when we acquired control in them.

Name of Subsidiary	Beginning Consolidation

Zulu Software Inc.	First quarter of 2006
BridgeQuest Inc.	Second quarter of 2007
Amalgamated Software North America Inc.(ASNA)	Third quarter of 2007
TIS Consultants Ltd.	First quarter of 2008
JLC Group Inc.	Second quarter of 2008

                Following our board of directors’ decision to sell our holdings in our subsidiary, Mainsoft in January 2008, we included Mainsoft’s results in our financial statements as a discontinued operation, in accordance with SFAS 144. Accordingly, all figures in this annual report exclude Mainsoft’s results, which are presented as a discontinued operation. See Note 15 to our financial statements.

              Critical Accounting Policies.

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

              We typically sell our software products and services in stand-alone contracts for software product licenses, services, or maintenance and support. A relatively small portion of our arrangements includes multiple elements. These arrangements are usually arrangements in which we sell a software product license and PCS.

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

              The fair value of the PCS is calculated by the consistent renewal rate of the PCS stated in the relevant contract. The portion of the fee arrangement allocated to the PCS is recognized as revenues ratably over the term of the PCS arrangement.

              In some agreements with our customers, the customers have the right to receive unspecified upgrades on an if-and-when available basis (we do not provide specific upgrades). These upgrades are considered Post-Contract Support (“PCS”). Revenue allocated to the PCS is recognized ratably over the term of the PCS.

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

              Under this method, estimated revenue is generally accrued based on costs incurred to date, as a percentage of total updated estimated costs. Changes in our estimates may effect the recognition of our long-term contract revenues.

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

              In the services revenue line item, we include (i) revenues generated from stand-alone consulting services; (ii) revenues generated from stand alone PCS; (iii) revenues accounted for pursuant to SOP 81-1; and (iv) revenues generated from PCS included in multiple-element arrangement and were separated pursuant to SOP 97-2 as aforementioned. We have included all SOP 81-1 arrangements in the service revenues line item since we can not establish VSOE of fair value to neither the service element nor the software element. Our software framework and these kinds of modifications and customizations are not sold separately. Therefore, we can not appropriately justify reflecting the product portion separately in our statement of operations.

              We believe that our revenue recognition policies are in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 101 and SAB 104, “Revenue Recognition in Financial Statements.”

                Capitalized research and development costs.  We capitalize research and development costs of software that are intended for sale that were incurred after the establishment of the technological feasibility of the relevant product based on a detailed program design.

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

                In accordance with FASB Statement of Financial Accounting Standards No. 142 “Goodwill and Other intangible Assets,” or SFAS 142, indefinite life intangible assets and goodwill are not amortized but rather subject to periodic impairment testing.

          Goodwill and intangible assets are tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is generally determined using discounted cash flows, market multiples, and market capitalization. Significant estimates used in the fair value methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples of the reportable unit. If these estimates or their related assumptions change in the future, we may be required to record additional impairment charges for our goodwill and intangible assets. These write downs may have an adverse affect on our operating results. Future events could cause us to conclude that impairment indicators exist and that additional intangible assets associated with our acquired businesses are impaired. In addition, we evaluate a reporting unit for impairment if events or circumstances change between annual tests, indicating a possible impairment. Examples of such events or circumstances include: (i) a significant adverse change in legal factors or in the business climate; (ii) an adverse action or assessment by a regulator; (iii) a more likely than not expectation that portion of the reporting unit will be sold; (iv) continued or sustained losses at a reporting unit; (v) a significant decline in our market capitalization as compared to our book value or (vi) the testing for recoverability under SFAS 144 of a significant asset group within the reporting unit.

                 The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment at many points during the analysis. In estimating the fair value of the reporting unit for the purpose of our periodic analysis, we make estimates and judgments about the future cash flows of the reporting unit. Although our cash flow forecasts are based on assumptions that are consistent with our plans and estimates we are using to manage the underlying businesses, there is significant exercise of judgment involved in determining the cash flows attributable to a reporting unit over its estimated remaining useful life. In addition, we make certain judgments about allocating shared assets to the estimated balance sheets of our reporting unit. Changes in judgment on these assumptions and estimates could result in a goodwill impairment charge. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

                 We are one operating segment and therefore one reporting unit of IT modernization. We utilize a two-step method to perform a goodwill impairment review in the fourth quarter of each fiscal year or when facts and circumstances indicate goodwill may be impaired. In the first step, we determine the fair value of the reporting unit using expected future discounted cash flows and estimated terminal values. If the net book value of the reporting unit exceeds the fair value, we would then perform the second step of the impairment test which requires allocation of the reporting unit’s fair value of all of its assets and liabilities in a manner similar to a purchase price allocation, with any residual fair value being allocated to goodwill. The implied fair value of the goodwill is then compared to the carrying value to determine impairment, if any. In 2008 we performed an impairment test based on a third party valuation study, and an impairment loss of $13.3 million related to goodwill of our overall IT modernization reporting unit, was identified and charged to operations. We attribute this impairment to the recent global economic and financial market crisis, which had a negative effect on our business primarily as a result of the negative equity market conditions which caused a material decline in industry market multiples in the second half of 2008.

             We determine the fair value of a reporting unit using the Income Approach, which utilizes a discounted cash flow model, as it believes that this approach best approximates its fair value at this time. We corroborated the fair values using the Market Approach. Judgments and assumptions related to revenue, gross profit, operating expenses, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. Additionally, we evaluated the reasonableness of the estimated fair value of the reporting unit by reconciling to its market capitalization. This reconciliation allowed us to consider market expectations in corroborating the reasonableness of the fair value of the reporting unit. Our ability to reconcile the gap between our market capitalization and our aggregate fair value depends on various factors, some of which are quantitative, such as an estimated control premium that an investor would be willing to pay for a controlling interest in us, and some of which are qualitative and involve management judgment, including stable relatively high backlog and growing pipe line. If our market capitalization stays below the value of our stockholders’ equity, or actual results of operations differ materially from our modeling estimates and related assumptions, or if any of our qualitative reconciliation factors changes in the future, we may be required to record additional impairment charges for our goodwill. We will continue to monitor market trends in our business, the related expected cash flows and our calculation of market capitalization for purposes of identifying possible indicators of impairment. Should our book value per share continue to exceed our market share price or we have other indicators of impairment, as previously discussed, we will be required to perform an interim step one impairment analysis, which may lead to a step two analysis resulting in a goodwill impairment. Additionally, we would then be required to review our remaining long-lived assets for impairment.

                  Valuation of financial instruments. Effective January 1, 2008, we adopted SFAS 157, Fair Value Measurements, and effective October 10, 2008, we adopted FSP No. SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, except as it applies to the nonfinancial assets and nonfinancial liabilities subject to FSP 157-2. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier value hierarchy, as set forth below, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

–	Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

–	Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

–	Level 3 – Unobservable inputs which are supported by little or no market activity.

                The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

                The actual value at which such securities could actually be sold or settled with a willing buyer or seller may differ from such estimated fair values depending on a number of factors, including, but not limited to, current and future economic conditions, the quantity sold or settled, the presence of an active market and the availability of a willing buyer or seller.

                SFAS 123(R). On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” referred to as SFAS 123(R), which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated income statement. Prior to the adoption of SFAS 123(R), we accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” or SFAS 123. Our determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our share price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to our expected share price volatility over the terms of the awards using historical volatility derived from our exchange traded shares, and actual and projected employee share option exercise behaviors. The dividend yield assumption is based on our historical experience and expectation of future dividends payouts and may be subject to change in the future. The risk-free interest assumption is the implied yield currently available on U.S. Treasury zero-coupon bonds, issued with a remaining term equal to the expected life term of our options. We use the simplified method to compute the expected option term for options granted in accordance with SAB110. Although the fair value of employee share options is determined in accordance with SFAS 123(R) using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

                Income taxes.  In July 2006, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109”, or FIN 48, which requires income tax positions to meet a more-likely-than-not recognition threshold to be recognized in the financial statements. Under FIN 48, tax positions that previously failed to meet the more-likely-than-not threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. Prior to 2007, we recorded estimated income tax liabilities to the extent they were probable and could be reasonably estimated. As a multinational corporation, we are subject to taxation in many jurisdictions, and the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in various taxing jurisdictions. If we ultimately determine that the payment of these liabilities will be unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine the liability no longer applies. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than we expect the ultimate assessment to be. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the actual liability for Israeli or foreign taxes may be materially different from our estimates, which could result in the need to record additional tax liabilities or potentially reverse previously recorded tax liabilities. The adoption of FIN 48 did not result in a change to our retained earning. As of December 31, 2008, there are no unrecognized tax benefits. Deferred taxes are determined utilizing the “asset and liability” method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, when it’s more likely than not that deferred tax assets will not be realized in the foreseeable future. In calculating our deferred taxes we are taking into account various estimations, which are examined and if necessary adjusted on a quarterly basis, regarding our future utilization of future carry forward losses.

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

                Derivative Instruments .  We have adopted Statement of Financial Accounting Standards SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, referred to as SFAS 133. Under the provisions of SFAS 133, all derivatives are recognized on the balance sheet at their fair value. Changes in fair value are recognized periodically in earnings or accumulated other comprehensive income within shareholders’ equity, depending on the intended use of the derivative and whether the derivative has been designated by management as a hedging instrument. Changes in fair value of derivative instruments not designated as hedging instruments are recognized in earnings in the current period.

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

                Discontinued Operation. In January 2008, the board of directors announced its intent to sell the entire holdings in Mainsoft Corp., in which we held a 58% controlling interest. This decision followed a strategic shift in Mainsoft’s product development and marketing strategy outside of BluePhoenix’s core business focus. In October 2008 we sold Mainsoft for consideration of $1.7 million. Mainsoft met the definition of a component under SFAS 144. Accordingly the results of operation of Mainsoft are discontinued operation in the statement of operations and prior periods results have been reclassified accordingly. In addition, comparative data of the asset and liabilities attributed to the discontinued operation have been reclassified in the balance sheet.

Recently Issued Accounting Pronouncements

                FSP 142-3. In April 2008, the FASB issued FSP 142-3, “Determination of the Useful Life of Intangible Assets,” referred to as FSP 142-3. FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions on legal and contractual provisions used to determine the useful life of a recognized intangible asset under SFAS 142. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. We are currently assessing the impact of FSP 142-3 on our consolidated financial position and results of operations.

                SFAS 161. In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities,” or SFAS 161, as an amendment to SFAS 133. SFAS 161 requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. The fair value of derivative instruments and their gains and losses will need to be presented in tabular format in order to present a more complete picture of the effects of using derivative instruments. SFAS 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008. We are currently evaluating the impact of adopting this pronouncement.

                SFAS 141R. In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations,” or SFAS 141R. SFAS 141R provides revised guidance on how acquirers recognize and measure the consideration, identifiable assets acquired, liabilities assumed, contingencies, non-controlling interests and goodwill acquired in a business combination, and expands disclosure requirements surrounding the nature and financial effects of business combinations. Key changes include: acquired in-process research and development will no longer be expensed on acquisition, but capitalized and assessed for impairment where relevant and amortized over its useful life; acquisition costs will be expensed as incurred; restructuring costs will generally be expensed in periods after the acquisition date; the consideration in shares would be valued at closing date; and in the event that a deferred tax valuation allowance relating to a business acquisition, including from prior years, is subsequently reduced, the adjustment will be recognized in the statement of income. Early adoption is not permitted. As applicable to us, this statement will be effective, on a prospective basis, as of the year beginning January 1, 2009. We believe that the initial adoption of SFAS 141R will not have a material impact on our consolidated financial statements. However, if we consummate business combinations after the adoption of SFAS 141R, this could significantly impact our consolidated financial statements as compared to prior acquisitions which were accounted for under existing GAAP requirements, due to the changes described above.

                SFAS 160.  In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements–an amendment of Accounting Research Bulletin 51,” or SFAS 160, which establishes accounting and reporting standards for non-controlling interests in a subsidiary and deconsolidation of a subsidiary. Early adoption is not permitted. As applicable to us, this statement will be effective as of the year beginning January 1, 2009. The adoption of SFAS 160 will not have a material impact on our consolidated financial statements.

                SFAS 157. On November 14, 2007, the FASB agreed to a one-year deferral for the implementation of SFAS 157 for non-financial assets and liabilities. We are currently assessing the impact of SFAS 157 for non-financial assets and liabilities on our consolidated financial statements.

                EITF 07-05. In April 2008, the FASB issued EITF 07-05, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock,” referred to as EITF 07- 05. EITF 07-05 provides guidance on determining what types of instruments or embedded features in an instrument held by a reporting entity can be considered indexed to its own stock for the purpose of evaluating the first criteria of the scope exception in paragraph 11(a) of SFAS No. 133. EITF 07-05 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and early application is not permitted. The impact of this EITF on the beginning of 2009 equity is not expected to be material.

                EITF 08-6. In November 2008, the Emerging Issues Task Force or EITF, issued Issue 08-6, “Accounting for Equity Method Investments” or FSP EITF 08-6, because of questions raised regarding the application of the equity method after FASB Statement 160 and FASB Statement 141(R) were issued. This EITF issue addresses other-than-temporary impairment, the accounting for gains or losses on issuance of shares by the investee and the loss of significant influence such that the accounting method must change. EITF 08-06 is effective on a prospective basis for transactions in an investee’s shares occurring or impairments recognized in fiscal years, beginning after December 15, 2008. We do not expect EITF 08-6 to have a significant impact on the accounting for our equity investments.

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

                Following is a summary of the most relevant monetary indicators for the reported periods:

For the year ended December 31,	Inflation rate in Israel %	Devaluation of NIS against the US$ %	Devaluation of euro against the US$ %

2006	(0.1)	(8.2)	(11.3)
2007	3.4	(8.7)	(11.7)
2008	3.8	(1.1)	5.6

A.            Operating Results

                The following table presents the percentage relationships of certain items from our consolidated statement of operations, as a percentage of total revenues for the periods indicated:

                Statement of Operations Data as a Percentage of Revenues:

	Year ended December 31,

	2008	2007	2006

	%	%	%

Revenues	100.0	100.0	100.0
Cost of revenues	50.2	45.0	42.5

Gross profit	49.8	55.0	57.5
Research and development costs	20.0	15.6	14.0
Selling, general, and administrative expenses	35.3	34.9	31.5
Goodwill impairment	14.5
Restructuring costs	–	0.8	–

Operating income (loss)	(20.0)	3.7	12.0
Financial expenses, net	2.4	5.3	5.8
Other income, net	0.4	1.0	0.5

Income (loss) before taxes on income	(22.0)	(0.6)	6.7
Income tax expense (income), net	0.4	0.1	(0.7)

	(21.6)	(0.7)	7.4
Minority interest	0.2	0.2	(0.2)
Equity in earnings of affiliated companies, net	0.1	–	–

Net income (loss) from continued operation	(21.9)	(0.9)	7.2

Loss from discontinued operation	(9.2)	(9.2)	0.4

Net income (loss)	(31.1)	(10.1)	7.6

Years Ended December 31, 2008 and 2007

                Revenues.  Revenues increased 13% from $81.2 million in 2007 to $91.7 million in 2008. Revenues from services increased by 38%, from $61.7 million in 2007 to $84.9 million in 2008. Our revenue growth is attributable to a number of factors, including acquisitions we made by us, such as the acquisition of TIS and JLC, increases in the number and size of projects for existing clients, and the addition of new clients. Revenues generated from our products (software license) decreased by 65% from $19.6 million in 2007 to $6.9 million in 2008, as in 2007 we signed several large-scale software agreements compared to 2008, in which we encountered a growing demand for turn-key projects, rather than products sales.

                The table below presents the breakdown of our revenues based on the location of our customers for the periods indicated:

	2008	2007	2006

	%	%	%

United States	25	22	15
Europe (other than Denmark)	44	39	44
Denmark	12	19	17
Israel	12	10	17
Other	7	10	7

Total	100	100	100

                Cost of revenues. Cost of revenues consists of salaries, , amortization of intangible assets, fees paid to independent subcontractors and other direct costs. Cost of revenues increased by 26% from $36.5 million in 2007 to $46.0 million in 2008. This increase is attributed mainly to costs generated from TIS and JLC which were acquired in 2008, and as a direct result of our revenues growth. Cost of revenues as a percentage of revenues increased from 45% in 2007 to 50% in 2008, as a result of the change in the revenue mix in 2008 compared to 2007. Revenue mix in 2007 included 24% of our revenues generated from products (software license) and 76% from services, while in 2008, 8% of our revenues were generated from products (software license) and 92% from services. Cost of services is much higher than cost of products.

                Research and development costs. Research and development costs consist of salaries and consulting fees that we pay to professionals engaged in the development of new software tools and related methodologies. Our development costs are attributed to the development of our modernization suite of tools and are charged to operations as incurred. Research and development costs increased 45% from $12.7 million in 2007 to $18.4 million in 2008. As a percentage of revenues, research and development costs, net increased from 16% in 2007 to 20% in 2008. The low level of costs in 2007 is attributed to a $3.9 million capitalization of research and development costs. The remaining increase is attributed to the consolidation of acquired companies.

                Selling, general, and administrative expenses. Selling, general, and administrative expenses consist primarily of wages and related expenses, travel expenses, third party and sales commissions, selling expenses, marketing and advertising expenses, rent, insurance, utilities, professional fees, and depreciation. Selling, general, and administrative expenses increased by 14% from $28.4 million in 2007 to $32.4 million in 2008. As a percentage of revenues, selling, general and administrative expenses remained 35% in 2007 and 2008. The increase in selling, general, and administrative expenses is attributed to a provision of $2.3 million made in connection with an implementation of our global saving plan in the fourth quarter of 2008. This global saving plan cost consisted of: (a) severance pay and expenses related to the dismissal of employees; and (b) costs associated with closing offices in countries where we previously had two offices, such as in Italy and the United Kingdom. The remaining increase is attributed to the consolidation of acquired companies.

                Goodwill impairment. Our intangible assets are tested for impairment on an annual basis or whenever events or circumstances indicate impairment may have occurred. Fore 2008 we performed an impairment test based on a third party valuation study, and an impairment loss of $13.3 million attributed to goodwill of over overall IT modernization reporting unit has been identified and was charged to operations. We attribute this impairment to the recent global economic and financial market crisis, which had a negative effect on our business primarily as a result of the negative equity market conditions which caused a material decline in industry market multiples in the second half of 2008.

                Financial expenses, net. Financial expenses decreased from $4.3 million in 2007 to $2.2 million in 2008. The decrease in financial expenses is attributable to (a) a repayment of $32 million loans in November 2007; and (b) non-cash expenses related to the convertible debentures and embedded derivatives that were charged to 2007 financial expenses.

                Other income, net. Other income, net, in 2008, consisted of a $350,000 payment from Cicero. Other income, net, in 2007, consisted of $758,000 payment from Cicero, of which $300,000 was paid in cash and $458,000 was in securities. For more information, see “Item 4.B. Business Overview–Investments and Acquisitions–Cicero.” Other income, net is also attributed to a dividend received from Steps Ventures, an Israeli venture capital investment group, in which we hold 375,000 shares representing 3.75% of its outstanding share capital. The dividend received in 2008 was $48,000 compared to $134,000 in 2007.

                Income tax expense. In 2008, we had income tax benefits of $330,000 compared to an income tax expense of $68,000 in 2007. The tax expense is compounded from tax expense related to 2008 and prior years in the amount of $564,000 offset by a $894,000 deferred tax which represents our estimated tax benefits in the next three years. We have net operating losses carried forward for tax purposes in the amount of $56 million that resulted in relative low tax rate charges comparing to our income before tax results.

                Minority interest. Minority interest in earnings in 2007 was $199,000 compared to $179,000 in 2008, and representing our minority share in the net profit of Liacom and Zulu. There were no changes in our minority interest.

                Discontinued operation. Our discontinued operation related to Mainsoft was a loss of $8.5 million in 2008 compared to a loss of $7.5 million in 2007. In January 2008, we announced our decision to sell our holdings in our subsidiary Mainsoft, in which we held a 58% controlling interest. Our management’s decision followed a strategic shift in Mainsoft’s product development and marketing strategy outside of BluePhoenix’s core business focus. Based on an impairment test based on a third party valuation study for 2007, an impairment loss of $7 million related to goodwill in Mainsoft was identified and charged to income in 2007 as a loss from discontinued operation. Mainsoft was sold in October 2008 for $1.7 million and as a result, additional amount of $3.8 million was charged to income in 2008 as discontinued operation. In order to reflect the consideration paid by the purchaser, the technology recorded in Mainsoft books was written down in the amount of $7.1 million. The sale of Mainsoft was completed in October 2008.

Years Ended December 31, 2007 and 2006

                Revenues.  Revenues increased 32% from $61.4 million in 2006 to $81.2 million in 2007. Revenues generated from products software license grew 102% from $9.7 million in 2006 to $19.6 million in 2007. The increase is attributed the expansion of our product offering through acquisitions and internal development efforts. Tools such as ICL/Migrator, ADABAS/Natural to RDBMS/Java, COBOL LE Enabler, PowerBuilder to Java, IMS migration and other were introduced during 2006 and 2007 and were integrated into our suite of solutions. In August 2007, we introduced the Monarch, for transforming RPG applications to Microsoft.Net platform.

Revenues from professional services grew 20% from $51.6 million in 2006 to $61.7 million in 2007. The increase in revenues from professional services is attributed to the increase in professional services related to our expanded product offerings which met the increasing demand for legacy software modernization.

                The table below presents the breakdown of our revenues based on the location of our customers for the periods indicated:

	2007	2006	2005

	%	%	%

United States	22	15	20
Europe (other than Denmark)	39	44	35
Denmark	19	17	24
Israel	10	17	16
Other	10	7	5

Total	100	100	100

                Cost of revenues. Cost of revenues increased by 40% from $26.1 million in 2006 to $36.5 million in 2007. Cost of revenues in 2007 included $982,000 of integration expenses related to our recent acquisitions. Cost of revenues as a percentage of revenues increased from 42% in 2006 to 45% in 2007, as a result of an increase in amortization of intangible assets which increased from $5.6 million in 2006 to $9.0 million in 2007. This increase was mainly related to the amortization of capitalized research and development costs as a result of general release of developed modernization tools and the increase of the amortization of purchased technologies and intangible assets related to recent acquisitions.

                Research and development costs. Research and development costs increased from $8.6 million in 2006 to $12.7 million in 2007. These costs are net of capitalization of research and development costs. In 2007 we capitalized research and development costs in an aggregate amount of $3.9 million compared to $6.4 million in 2006 and as a result, our research and development costs increased by $2.5 million. An additional increase of $500,000 is attributed to the research and development expenses in ASNA that was acquired during 2007. The remaining increase is attributed to our increase in effort to update our suite of solutions in order to support a larger variety of languages, databases, and platform conversions.

                Selling, general, and administrative expenses. Selling, general, and administrative expenses increased by 47% from $19.3 million in 2006 to $28.4 million in 2007. As a percentage of revenues, selling, general and administrative expenses increased from 32% in 2006 to 35% in 2007. The increase is attributed to integration charges in the amount of $688,000 incurred as a result of the acquisitions of BridgeQuest and ASNA. A $1.8 million non-cash charge incurred by us as a result of the payment by Formula to our CEO of a bonus with respect to the sale by Formula of its shareholding in BluePhoenix, was also charged to selling, general, and administrative expenses. We also incurred a charge of stock-based non-cash compensation in the amount of $1.0 million compared to almost zero in 2006. The remaining increase is attributed to the increase of the increase in overall activity of our company.

                Restructuring costs. In 2007, we went through a restructuring process, mainly due to recent acquisitions, which was followed by reorganization in our research and development and project delivery departments. Total restructuring expenses in 2007 amounted to $694,000 and consist of severance costs to terminated employees.

                Financial expenses, net. Financial expenses increased from $3.6 million in 2006 to $4.3 million in 2007. The increase in financial expenses was mainly attributable to non-cash expenses related to the convertible debentures and embedded derivatives which increased from $1.2 million in 2006 to $2.1 million in 2007. This increase related to the conversion of the $3 million and $5 million debentures into equity and as such, all unamortized discount and the beneficial conversion features were charged to financial expenses. Additional financial expenses in 2007 were attributable to a $10.5 million increase in our overall borrowings from banks which were attributed to the acquisitions of BridgeQuest and ASNA. In November 2007, we consummated a $35 million private placement, the proceeds of which were mainly used to repay all of our bank loans, in the aggregate amount of $32 million. We expect financial expenses to be reduced significantly following such repayments and as a result of the conversion of all our debentures and notes as of December 31, 2007.

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

                Income tax expense. In 2007, we had tax expense of $68,000 compared to income tax benefits of $282,000 in 2006. The tax expenses are compound from taxes related to prior years in the amount of $208,000 and tax related to current year which include tax benefit related to exercise of share-options in the amount of $594,000 offset by $1.0 million deferred tax which represents our estimated tax benefits in the next three years. The income tax benefit in 2006 was related to the final settlement of tax assessments with the Israeli Income Tax Authorities, which was partially offset by our local taxes paid worldwide by our international subsidiaries. In 2007 we had net operating losses carried forward for tax purposes that resulted in relative low tax rate charges comparing to our income before tax results.

                Minority interest. Minority interest in profit in 2007 was $199,000 representing our minority share in the net profit of Liacom and Zulu. Minority interest in earning in 2006 was $113,000, representing our minority share in the net losses of these companies. There were no changes in our minority interest.

                Discontinued operation. In January 2008, we announced our decision to sell our holdings in our subsidiary Mainsoft, in which we held a 58% controlling interest. Our management’s decision followed a strategic shift in Mainsoft’s product development and marketing strategy outside of BluePhoenix’s core business focus. As a result, we generated a loss from discontinued operation of $7.5 million. Based on an impairment test based on a third party valuation study for 2007, an impairment loss of $7 million related to goodwill in Mainsoft has been identified and was charged to income in 2007 as a loss from discontinued operation.

B.            Liquidity and Capital Resources

How We Have Financed Our Business

                In 1997, we consummated two public offerings, and received net proceeds of $33.9 million after deducting underwriting discounts and commissions and offering expenses.

                On March 30, 2004, we completed a private placement to institutional investors. Under the terms of this transaction as amended on February 18, 2005, we issued to the institutional investors, for an aggregate purchase price of $5 million, convertible debentures due in 2007, bearing interest at a rate of six months LIBOR paid quarterly. Pursuant to our agreement with the institutional investors, in March 2006, the institutional investors exercised their right to purchase from us, for an aggregate purchase price of $3 million, additional convertible debentures due in 2009. The institutional investors converted the entire principal amount of the debentures into 1,620,790 of our ordinary shares. For more information, see “– Contractual Commitments and Guarantees.”

                In February 2006, we completed an underwritten public offering in Israel of series A convertible notes in an aggregate principal amount NIS 54.0 million that were equal at the time of the transaction to approximately $11.5 million (the dollar amount was calculated based on the exchange rate at the date of the transaction). As of December 31, 2008, all of the notes have been converted into shares.

                In order to improve our liquidity, we entered into sale of receivables’ agreements with regard to some of our customers, and control and risk of those trade receivables were fully transferred. This facility enables us to receive a short term financing from time to time, as the related costs of the financing are similar to the costs of credit lines from banks, and no covenants are required. In 2008, an amount of $24.2 million was sold. Out of this amount, $23.6 was collected by the financial institutions as of March 27, 2009.

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

                We have entered into credit facilities with Bank Discount Le’Israel Ltd., Bank Ha’Poalim Ltd. and the First International Bank Ltd. The aggregate amount outstanding under these credit facilities as of December 31, 2008 and as of March 27, 2009, was $16 million. We use these credit facilities to finance certain acquisitions from to time, to make contingent consideration payments, to re-purchase our shares according to our policy, and for interim financing, in accordance with our cash requirements. In connection with these credit facilities, we are committed to the banks for certain covenants related to our operations, such as:

•	maintaining a minimum level of shareholders’ equity of no less than 40% of our total assets and no less than $50 million;

•	maintaining a minimum level of tangible shareholders’ equity not to exceed a deficit of $30 million;

•	maintaining a level of annual operating income before impairment, depreciation and amortization of no less than $5 million; and

•	maintaining a ratio of our bank liabilities to current assets, excluding other current assets, of no more than 40%.

                To date, we have met all such covenants.

                As of December 31, 2008, we had cash and cash equivalents of $30.3 million and working capital of $32.4 million. As of December 31, 2007, we had cash and cash equivalents of $22.6 million and working capital of $32.0 million.

                Net cash provided by operating activities was $902,000 in 2008 compared to $16.1 million in 2007. Cash provided by operating activities decreased primarily as a result of the decrease in revenues from software sales in 2008 compared to 2007 and increase in turn-key projects in which payments are received according to milestones and a s a result, payments might occur in the following year. Net cash provided by operating activities was $16.1 million in 2007 compared to $8.1 million in 2006. Cash provided by operating activities increased primarily as a result of increase in revenues from software sales in 2007 compared to 2006 which are paid close to delivery.

                Although we incurred a loss from continued operation of $20.1 million in 2008, $27.6 million were non-cash charges, such as depreciation and amortization, goodwill impairment and stock-based compensation.

Capital Expenditures

                Our capital expenditures include the consideration paid for acquired activities and technologies. For more information about our investments and acquisitions, see “Item 4.B. Business Overview–Investments and Acquisitions.”

                In 2008, we invested $1.2 million in TIS, our newly consolidated subsidiary. Additional consideration paid in 2008 for previously acquired subsidiaries amounted to $7.9 million. The additional consideration was paid to shareholders of CodeStream, BridgeQuest and to the former shareholders of I-Ter.

                In 2007, we invested $2.0 million in BridgeQuest Inc. and $7.0 million in ASNA. Additional consideration paid in 2007 for previously acquired subsidiaries amounted to $1.3 million. The additional consideration was paid with respect to CodeStream and Outlook transactions.

                In 2006, we purchased the activities of CodeStream for consideration of $10.2 Million.

                Investment in property and computer equipment required to support our research and development activities were $1.2 million in 2008, $1.1 million in 2007 and $650,000 in 2006.

                In 2008, we repurchased 677,302 of our shares for an aggregate amount of $1.6 million under our buy-back programs in accordance with the resolution of our board of directors adopted in March 2008 authorizing the repurchase of our shares, subject to market conditions, under our existing buy-back programs. During 2007 and 2006, we did not repurchase any shares under our buy-back programs. As of December 31, 2008, we had repurchased, either by BluePhoenix or through our wholly owned subsidiaries, an aggregate of 2,326,246 of our ordinary shares under our buy-back programs, for an aggregate of approximately $15.1 million. Under our buy-back programs, we may purchase our shares from time to time, subject to market conditions and other relevant factors affecting us. Under the Israeli Companies Law, 1999, referred to as the Companies Law, the repurchased shares held by BluePhoenix do not confer upon their holder any rights. The first buy-back program adopted in May 1998 enables us to purchase our shares, utilizing up to $5 million. Under the second buy-back program adopted in September 1998, and amended in May 1999, we may purchase, up to an additional 2,000,000 ordinary shares. The closing price of our ordinary shares as quoted on the NASDAQ Global Market on March 27, 2009 was $1.98.

                In January 2006, we sold an aggregate of 136,000 of the shares held by one of our subsidiaries to Israeli institutional investors in Israel, for aggregate consideration of approximately $534,000. In February 2006, we sold 86,971 shares held by one of our subsidiaries to Outlook Systems Ltd.

                For more information about the shares purchased under our buy-back programs, see Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

                We believe that cash generated from operations together with existing sources of liquidity and existing credit facilities, will be sufficient to meet our anticipated cash needs for at least the next 18 months.

Contractual Commitments and Guarantees

                Warrants Issued in a Private Placement to Institutional Investors

                In connection with a private placement to institutional investors consummated in 2004, and further amended in 2005, we issued to the institutional investors, warrants, exercisable until September 2009, for 285,714 ordinary shares at a purchase price of $6.50 per share. Pursuant to our agreement with the institutional investors, in March 2006, the institutional investors exercised their right to purchase from us additional debentures (already fully converted into our shares) and received warrants, exercisable until September 2011, for 200,000 ordinary shares at a purchase price of $4.50 per share.

                As of March 27, 2009, none of the warrants have been exercised. As agreed upon by the investors, we registered the shares underlying the warrants for resale under an effective registration statement.

                Warrants Issued in November 2007

                In November 2007, as part of a $35 million private placement, we issued to institutional investors warrants to purchase an aggregate of up to 800,000 BluePhoenix ordinary shares at an exercise price of $21.88 per share, subject to certain adjustments. These warrants may be exercised during a 5-year period, which commenced in November 2007. As agreed upon by the investors, we registered the shares underlying the warrants for resale under an effective registration statement.

                CodeStream Transaction

                Pursuant to the purchase agreement of CodeStream business activities, as amended in December 2007, we undertook to pay to the selling shareholders in April 2009 an amount of $2.5 million plus interest accrued since January 1, 2008. In addition, in connection with this transaction, we issued in April 2008, 400,000 ordinary shares to certain shareholders of CodeStream. See “Item 4.B. Business Overview–Investments and Acquisitions–CodeStream Software Ltd.”

                Chief Scientist

                Two of our subsidiaries have entered into agreements with the Office of the Chief Scientist, or OCS. These subsidiaries are obliged to pay royalties to the OCS at a rate of 3% on sales of the funded products, up to 100% of the dollar-linked grant received in respect of these products from the OCS. As of December 31, 2008, the contingent liability amounted to $921,000 million.

                Ministry of Production in Italy

                In July 2007, our subsidiary, I-Ter, received final approval from the Ministry of Production in Italy for its Easy4Plan product. Easy4Plan is a workflow management tool designed for ISO9000 companies. The total funds amounted to approximately $650,000, of which 30% constitute a grant, and the balance is an 8-year loan to be repaid by I-Ter. The loan bears minimal annual interest. 90% of the funds were received in December 2007. The remaining 10% are expected to be received during 2009 after a review of the Ministry of Production.

                Customers’ bank guarantees

                Under agreements between us and certain of our customers, we undertook to provide these customers with bank guarantees for the assurance of performance of our obligations under our agreements with such customers. As of December 31, 2008, there were outstanding bank guarantees on our behalf for our customers in the aggregate amount of $286,350. As of March 31, 2009, we provided additional bank guarantees to our customers in an aggregate amount of $500,000.

                Operating leases

                We are committed under operating leases for rental of office facilities, vehicles, and other equipment for the years 2009 until 2014. Annual rental fees under current leases are approximately $2.3 million. In connection with the office leases, we issued bank guarantees of $71,000 in the aggregate.

                Indemnification of Office Holders

                We entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to certain limitations. For more information, see “Item 7.B. Related Party Transactions – Indemnification of Office Holders.”

Effective Corporate Tax Rates

                Following the tax reform enacted in 2003, an Israeli company is subject to tax on its worldwide income. An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid by the subsidiary in its country of residence. Israeli tax payers are also subject to tax on income from a controlled foreign corporation, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary, if such subsidiary’s primary source of income is a passive income (such as interest, dividends, royalties, rental income, or capital gains)

                On January 1, 2006, an additional tax reform was passed relating primarily to profits from investments. The main goal of the reform was to unify the tax rates applicable to profits from investments, such as interest, capital gains, and dividends. In addition, under the new reform, the tax rates applicable to companies were reduced to 27% in 2008, 26% in 2009, and 25% from 2010 and on.

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

D.            Trend Information

                The recent global economic and financial market crisis has caused, among other things, a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, and reduced corporate profits and capital spending, all of which have had and continue to have a negative effect on our business, results of operations and financial condition.

                Demand for our tools and services depends in large part upon the level of IT capital spending and investment in IT projects by our customers. The current economic conditions have reduced the willingness or ability of our customers and prospective customers to commit funds to IT projects, and may reduce their ability to pay for our tools and services after purchase, whether as a result of possible customer insolvencies or otherwise. This has already resulted in longer sales cycles and increased pressure on pricing. We cannot predict the timing or duration of the global economic crisis or the timing or strength of any subsequent economic recovery. We also cannot know how the economic conditions will affect our business. As we continue to market new products and penetrate international markets, we expect our selling, general and administrative expenses to continue to be relatively high.

E.             Off-Balance Sheet Arrangements

                None.

F.             Tabular Disclosure of Contractual Obligations

                The following table summarizes our contractual obligations and commitments as of December 31, 2008:

	Payment due by period

Contractual Obligations	Total	Less than 1 year	1–2 years	3-5 years	More than 5 years

	In thousands $

Contingent consideration	9,390	9,390	–	–	–
Operating lease obligations	5,400	2,938	2,235	227	–

Total	14,790	12,328	2,235	227	–

                The above table does not include interest payments and royalties that we may be required to pay to the OCS and that may reach, in the aggregate, as of December 31, 2008, $921,000. For more information about grants received from the OCS, see “Item 4.B. Business Overview – Research and Development.” We are unable to reasonably estimate the amounts that we will eventually be required to pay to the OCS, if at all, and the timing of such payments, since these payments depend on our ability to sell products based on the OCS-funded technologies and the timing of such sales, if any.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

A.            Directors and Senior Management

                The following table describes information about our executive officers and directors as of March 27, 2009.

Name	Age	Position

Arie Kilman (3)	56	Chairman of the Board
Yaron Tchwella	48	Chief Executive Officer
Michael Chill (1)(2)(3)	42	Director
Amira Berkovitz-Amir (1)(2)(3)	42	Director
Sam Somech (1)(2)	56	Director
Gur Shomron (1)	56	Director
Varda Sagiv	48	Chief Financial Officer
Eliezer Harkavi	59	Chief Operations Officer
James Colby	43	Chief Marketing Officer
Len Erlikh	51	Chief Technology Officer
Yael Peretz	35	General Counsel
Greg Schottland	45	Vice President, Sales, North America
Javier Jimenez	47	Vice President, Sales, Americas
Oren Gil-Or	38	Vice President, Sales, EMEA & APAC
Steven Dmiszewicki	47	Vice President & General Manager, Professional Services

________________
(1)	Member of the audit committee and independent director under The NASDAQ Global Market listing requirements.

(2)	An outside director.

(3)	Member of the options committee.

                Arie Kilman served as our chief executive officer and a director since May 2003 and until January 2009, when he was appointed an executive chairman of our board of directors.  Mr. Kilman also served as president and chief executive officer of BluePhoenix Solutions B.V. since its inception in October 2001. Mr. Kilman previously served as the president of Liraz, which he founded in 1984, and managed since then. From 1998 to July 2000, Mr. Kilman served as chief executive officer of Level 8. Mr. Kilman holds a BA degree in economics and computer science from New York University.

                Yaron Tchwella was appointed as our chief executive officer in January 2009. Mr. Tchwella first joined our company in August 2008 when he was appointed as our president and assumed responsibility for the overall activities of the company. Mr. Tchwella served during 2007 and 2008 as president of Comverse Inc. Prior to this position and as part of his 11 years at Comverse, Mr. Tchwella served as president of the Messaging Division and a member of the executive management team at Comverse. He has also held various executive managerial positions within the product, delivery and customer-facing organizations. Prior to joining Comverse, Mr. Tchwella held engineering and managerial positions over a 13 year period at Advanced Technology Ltd., known today as Ness Technology. Mr. Tchwella holds a BSc in electrical engineering from Tel Aviv University.

                Michael Chill has served as one of our outside directors and a member of our audit committee since July 2003. From January 2008, Mr. Chill has served as a Managing Director at Rodman & Renshaw LLC, an investment bank. From July 2005 through December 2007, Mr. Chill served as Co-head of the Direct Investments at Paramount Biocapital Asset Management Inc., a venture capital hedge fund and broker dealer. Prior to that, Mr. Chill served as an analyst and independent advisor to various high technology companies and venture capital firms both in Israel and the United States. During 2000 and the first half of 2001, Mr. Chill served as the president and head of investment banking department at Jerusalem Global Ltd., a venture capital and investment banking firm. Prior to that, from 1999, Mr. Chill served as a managing director in the technology investment banking group at Gruntal and Co. Mr. Chill holds a B.S. in accounting from the Sy Syms School of Business at Yeshiva University and an MBA from the Columbia Business School.

                Amira Berkovitz -Amir has served as one of our outside directors and as a member of our audit committee since December 2004. Since March 2007, Ms. Berkovitz-Amir has served as a director of finance of the Baruch Padeh Medical Center, Poriya. Until October 2005, Ms. Berkovitz-Amir served as vice president, finance of Of-Tov Products (2001) Ltd., a manufacturer in the food industry and a member of Osem Industries Group. Previously, Ms. Berkovitz-Amir served as vice president, finance and controller of Pri-Hagalil Industries, a manufacturer in the food industry. Ms. Berkovitz-Amir holds a BA degree in economics and accounting and an MA in business administration, both from the Hebrew University. Ms. Berkovitz-Amir is a certified public accountant in Israel.

                Sam Somech has served as one of our outside directors since January 2009 and also serves as a member of our audit committee. Since 2007, Mr. Somech has served as a chairman of the boards of directors of Corelsense, Inc., Dapper, Inc., Action Base, Inc., and GigaSpaces, Inc. Mr. Somech has also served as a director of Super Derivatives, Inc. since 2004. In 2004, Mr. Somech co-founded Itemfield, Inc. (which was later sold to Informatica, Inc.) and served as its chief executive officer from its inception until 2006. Previously, Mr. Somech served as president and chief technology officer of Level 8, Inc., a public company traded on the NASDAQ, which he co-founded in 1995. Prior to that, Mr. Somech founded and served as chief executive officer of Data Voice Systems, Inc. Mr. Somech holds a B.S. in electrical engineering from the Technion, Israel Institute of Technology, an M.Sc. in computer science from Columbia University and an MBA from Baruch College.

                Gur Shomron has served as one of our directors  and as a member of our audit committee from July 2005 through December 2007, and was reappointed as a our director and as a member of our audit committee in May 2008, replacing a former director who resigned. Mr. Shomron has served as the chairman of the board of directors of Fidelis Diagnostics Inc. since 2004. Prior to that, Mr. Shomron served as a chairman of the board and chief executive officer of Mainsoft Corporation, a venture partner at StageOne VC fund, the president of Foraz R&D Fund and co-founder and R&D manager of Quality Computers 77 Ltd. Mr. Shomron is also a director of business development of Tangent Logic, Inc. and serves as a director of several privately-held high technology companies.

                Varda Sagiv has served as our chief financial officer since June 2007. From 1998 until 2007, Ms. Sagiv served as the chief financial officer of Formula Ventures Ltd., a venture capital fund manager. Ms. Sagiv holds a BA in accounting from Tel Aviv University, and is a certified public accountant in Israel.

                Eliezer Harkavi has served as our chief operations officer since January 2007. From January 2009 he is also serving as General Manager of the Legacy Modernization LOB (Line of Business). In his prior roll, since 1997, Mr. Harkavi served as our vice president of delivery and research and development. Prior to that, Mr. Harkavi served for 10 years as a director of software development Amdocs Ltd., a worldwide leader in customer care and billing systems. His responsibilities included management of several major development and implementation projects in the USA and Europe. Mr. Harkavi holds a BS in industrial engineering and management (cum laude) from the Technion, Israel Institute of Technology.

                James Colby  joined our management team in December 2008 as our chief marketing officer. Since 1997, Mr. Colby held a variety of director and vice president marketing positions in Unisys and Comverse. Mr. Colby’s career with Comverse spanned some nine years, from 1999 until 2008 culminating in the position of general manager and chief marketing officer for the American division. In 2008, after leaving Comverse and the telecommunications industry, Mr. Colby took on the role of VP marketing at Insightix, a supplier of IT network visibility solutions. Mr. Colby’s career in telecommunications started in 1988 in the United Kingdom where he held network engineering management positions at Orange and Vodafone. Mr. Colby holds a B.Sc. in physics and electronics from the University of Kent.

                Len Erlikh  joined our company in 2007 as our chief technology officer following the acquisition of BridgeQuest, where he was co-founder and chief technology officer. Prior to BridgeQuest, from 1997 until 2002, Mr. Erlikh served as chief technology officer of Relativity Technologies, a supplier of application modernization and application portfolio management software. Before co-founding Relativity Technologies, between 1990 and 1996, Mr. Erlikh also helped establish Seer Technologies, where he served as senior vice president of development and general manager of technology division. Mr. Erlikh holds a B.A.A in computer applications and business from Baruch College, CUNY, an M.S in advanced technology from SUNY in Binghamton, and a Ph.D from St. Petersburg State University, Russia.

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

                Javier Jimenez has served as our vice president, sales, Americas since September 2008. Mr. Jimenez was the founder and chief executive officer of Scientia Network Solutions, a technology and consulting company. Prior to that, from 2003 to February 2008, Mr. Jimenez served as vice president and general manager of Comverse Latin America. From 1994 to 2000 he held a variety of management positions within Comverse including: sales, program management and channel management. From 2000 to 2002, Mr. Jimenez was vice president of sales Latin America for iWeb Technologies. From 1984 to 1994, Mr. Jimenez held a variety of engineering management positions for Lucas Aero Space, a Long Island New York defense contractor. Mr. Jimenez holds a B.Sc. in electrical engineering through the United States Air Force, an MBA from the Dowling Institute in New York and also completed the Global Leadership Program in Organizational Structure through the Technion Institute of Management in co-operation with MIT and Harvard Schools of Business.

                Oren Gil-Or has served as our vice president, sales, EMEA & APAC since November 2008. From 2005 until 2008, Mr. Gil-Or was the senior director of marketing for BMC Software Asia Pacific. In 2001-2005, Mr. Gil-Or served as the marketing director for the application management business unit within BMC Software as well as a field marketing director within the worldwide marketing organization. From 1998 until 2000, Mr. Gil-Or served as the international sales director for New Dimension. Mr. Gil-Or holds an MBA from Tel-Aviv University and a BSc in computers science from Ben-Gurion University.

                Steven Dmiszewicki  was appointed our vice president and general manager, professional services in 2007, following the acquisition of BridgeQuest, where he was co-founder and chief executive officer. . Prior to 2003, Mr. Dmiszewicki held positions as managing director of a management consulting firm and president and chief executive officer at Level 8 Mr. Dmiszewicki came to Level 8 as part of the acquisition of Seer Technologies, where he held the post of co-president. Mr. Dmiszewicki originally joined Seer in 1990 and had a series of senior management positions in the company, including chief financial officer. Before 1990, Mr. Dmiszewicki held management positions with several UK-based investment banking firms. He is on the advisory board of several technology companies and is a graduate of Bucknell University.

B.            Compensation

                In 2008, we paid to all of our directors and executive officers, as a group (15 persons), aggregate remuneration of approximately $2.2 million. This amount includes bonuses and amounts set aside or accrued to provide pension, social security or similar benefits but do not include amounts expended by us for automobiles made available to our officers and expenses (including business travel, professional and business association dues and expenses) reimbursed to officers.

                Under Israeli law, we are not required to disclose, and have not otherwise disclosed, the compensation of our senior management and directors on an individual basis, except for Mr. Kilman, the active chairman of our board of directors whose compensation was recently approved by our shareholders.

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

                Mr. Kilman’s Employment Agreement

                In December 2008, our shareholders approved, following the approval of our audit committee and our board of directors, the compensation of Mr. Arie Kilman, the executive chairman of our board of directors, as follows: (a) a base salary of $350,000 per annum, paid monthly, to be calculated based on the US$ representative exchange rate published by the Bank of Israel, but in any event such exchange rate shall be no less than NIS 3.35 per US$1; and (b) 90,000 restricted share units, referred to as RSUs, to be granted quarterly, at the end of each calendar quarter in 2009, and such other amount of RSUs in each quarter of the following years of service as to be determined by our board of directors. The RSUs will be granted under the terms and conditions set forth in our 2007 Award Plan. The RSUs shall vest in three equal installments over a 3-year period, on the date of grant and on the first day of each of two additional years of service. In addition, Mr. Kilman will be entitled to a bonus as described below, if the targets defined by our board of directors for each fiscal year of employment (beginning in 2009) are achieved and the terms defined by the board are fulfilled:

(i)	On target bonus of up to $150,000 per annum, payable in quarterly installments, if the quarterly targets (based on our quarterly results as defined by the board) are achieved;

(ii)	Quarterly grants, each of which of 7,500 RSUs, during 2009, and such other amount of RSUs in each of the following years of service as to be determined by our board of directors, if the quarterly targets (based on our quarterly results as defined by the board) are achieved. The RSUs will be granted under the terms and conditions set forth in our 2007 Award Plan. The RSUs shall vest in three equal installments over a 3-year period, on the date of grant and on the first day of each of two additional years of service; and

(iii)	Bonus for exceeding targets of up to US$150,000 per annum, if certain targets exceeding the targets mentioned in sub-section (i) above, as to be defined by the board for each fiscal year of employment beginning in 2009, are achieved.

                During the employment term, Mr. Kilman shall be entitled to a benefits package which includes, inter alia, contributions by our company to a Managers’ Insurance Policy in an amount equal to 8.33% of the base salary, Further Education Fund contributions by our company of 7.5% of the base salary, up to 26 vacation days per year, sick leave according to the law and recuperation pay as required by law. Mr. Kilman shall also be entitled to reimbursement for out-of-pocket expenses reasonably incurred by him in connection with his service, and to use a company car which all of its expenses shall be borne by us. The agreement is for a three-year period beginning on January 1, 2009. The agreement shall be renewed automatically for successive three-year periods (unless terminated by either of the parties in accordance with the terms of the agreement). Each of the parties shall be entitled to terminate the agreement upon 6-months’ prior notice, or a shorter period in certain circumstances defined in the agreement. The agreement with Mr. Kilman provides for compensation upon termination in such amounts and on such terms described in the agreement, such compensation to be paid in addition to earned amounts and vested benefits. The agreement with Mr. Kilman also includes non-competition and non-solicitation provisions. Mr. Kilman will focus on strategic customers and alliances, M&A activity and the Company’s long term strategic direction.

                Compensation of Our Non-Employee Directors

                Our non-employee directors, which currently include Gur Shomron, receive cash compensation, as approved by our audit committee and the board of directors in accordance with the Companies Regulations (Reliefs in Transactions with Related Parties) 2000 in the same amounts and on such terms payable to our outside directors. See “Compensation of our Outside Directors” below. In addition, our shareholders approved in December 2008, following the approval of our audit committee and the board of directors, the grant of RSUs to each of our non-employee directors, as follows:

(i)	40,000 RSUs on the day of the first year of service, but not earlier than January 1, 2009; and

(ii)	30,000 RSUs on the first day of each following year of service as a director.

                Furthermore, our shareholders approved, following the approval of our audit committee and the board of directors, the grant of 2,000 RSUs to Mr. Gur Shmoron, for his service as a director during 2008.

                “Non-employee directors” referred to above include directors serving on our board of directors from time to time, including outside directors, and excluding directors that receive or may receive compensation or management fees from us.

                The RSUs shall vest in three equal annual installments over a 3-year period, on the date of grant of the RSUs and on the first day of each of two additional years of service. The grant of the RSUs shall be under the terms set forth in our 2007 Award Plan and in accordance with our standard grant letter. In the event of termination of the service of a non-employee director (excluding outside directors), all outstanding RSUs previously granted shall be automatically vested, unless termination was made in accordance with sections 227A, 228(a)(2) – (5) or 231-234 of the Companies Law.

                Compensation of Our Outside Directors

                In December 2008, our shareholders approved, following the approval of our audit committee and our board of directors, the compensation payable to our outside directors as follows:

(i)	an annual cash payment in an amount which is the higher of (x) the minimum amount payable to outside directors in accordance with the Israeli Companies Regulations (Rules for the Payment of Remuneration and Expenses of Outside Directors) 2002, referred to as the Outside Directors Regulations, as to be updated from time to time; and (y) NIS 45,000 (the equivalent of approximately $11,800 as of the date hereof), payable in four equal quarterly installments; and

(ii)	a participation fee in an amount which is the higher of (x) the minimum amount payable to outside directors in accordance with the Outside Directors Regulations, as to be updated from time to time; and (y) NIS1,900 (the equivalent of approximately $500 as of the date hereof), for every meeting of the board of directors or its committees in which the director participates. In accordance with the Outside Directors Regulations, the payment for telephone meetings (or a meeting held by other similar means) shall be equal to 60% of the abovementioned amount, and payment for written resolutions shall be equal to 50% of the abovementioned amount.

                The abovementioned amounts are linked to the Israeli consumer price index as provided in the Outside Directors Regulations.

                The cash compensation shall be paid to the outside directors on the first day of each quarter for the preceding quarter.

                In addition to the cash compensation, our shareholders approved, following the approval of our audit committee and the board of directors, the grant of RSUs to each of our outside directors in the same amounts and on such terms granted to our non-employee directors.

C.            Board Practices

                Pursuant to our articles of association, directors are elected at a general meeting of our shareholders by a vote of the holders of a majority of the voting power represented at the meeting. Additional directors may be elected between general meetings by a majority of our directors. Our board is comprised of 5 persons, of which 4 have been determined to be independent within the meaning of the applicable NASDAQ requirements. Three of these independent directors also serve as outside directors mandated under Israeli law and subject to additional criteria to help ensure their independence. See “Outside Directors,” below. Each director, except for the outside directors, holds office until the next annual general meeting of shareholders. Officers are appointed by our board of directors.

                Under a recent amendment to the Companies Law, a person who lacks the necessary qualifications and the ability to devote an appropriate amount of time to the performance of his or her duties as a director shall not be appointed director of a publicly traded company and shall not serve as a director of such company. While determining a person’s compliance with such provisions, the company’s special requirements and its scope of business shall be taken into account. Where the agenda of a shareholders meeting of a publicly traded company includes the appointment of directors, each director nominee should submit a declaration to the company confirming that he or she has the necessary qualifications and he or she is able to devote an appropriate amount of time to performance of his duties as a director. In the declaration, the director nominee should specify his or her qualifications and confirm that the restrictions set out in the Companies Law, do not apply.

                Under the Companies Law, if a director ceases to comply with any of the requirements provided in the Companies Law, such director must notify the company immediately about it, and his term of service shall terminate on the date of the notice.

                Our board of directors has appointed an option committee, comprised of Messrs. Michael Chill, Amira Berkovitz-Amir and Arie Kilman. The option committee is responsible for granting options and restricted share units to employees and consultants. Options and restricted share units may also be granted by the majority of the independent directors.

                The compensation of our executive officers, including options and other share-based compensation, is determined by the independent members of our board of directors. The compensation of officers that requires the approval of the audit committee or any other additional approval under applicable law, is also brought for such entities’ additional approval.

Outside Directors Under the Companies Law

                Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel, are required to appoint at least two outside directors. The Companies Law provides that a person may not be appointed as an outside director if the person or the person’s relative, partner, employer, another person to whom he was directly or indirectly subject, or any entity under the person’s control, has, as of the date of the person’s appointment to serve as outside director, or had, during the two years preceding that date, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

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

                If an outside director ceases to comply with any of the requirements provided in the Companies Law with respect to the appointment of outside directors, such outside director must notify the company immediately about it, and his term of service shall terminate on the date of the notice.

                The initial term of an outside director is three years and may be extended for an additional three years. At present, Michael Chill, Amira Berkovitz-Amir and Sam Somech serve as our outside directors, Mr. Chill to hold office until July 2012, Ms. Berkovitz-Amir until December 2010 and Mr. Somech until December 2011. In accordance with the Israeli Companies Regulations (Alleviation for Public Companies Whose Shares are Listed on a Stock Exchange Outside of Israel) 2000, dual listed companies, like us, may re-appoint an outside director for an additional three-year term, above the maximum six-year term permitted under the Companies Law, if the audit committee and the board of directors confirm that due to the expertise and special contribution of the outside director to the work of the board and its committees, his re-appointment is in the best interests of the company.

                Each committee exercising the powers of the board of directors is required to include at least one outside director. However, the audit committee should include all the outside directors.

                An outside director is entitled to compensation as provided in regulations promulgated under the Companies Law and is otherwise prohibited from receiving any compensation, directly or indirectly, in connection with services provided as an outside director. For more information about the compensation of our outside directors, see “Item 6.B. Compensation-Compensation of Our Outside Directors.”

Independent Directors Under the Companies Law

                Under a recent amendment to the Companies Law, a publicly traded company may prescribe in its articles of association that its board of directors shall include independent directors in such number or such percentage as to be provided in the articles. An “independent director” is defined as a director who meets all of the following:

•	the audit committee confirms that he or she meets the qualifications for being appointed as an outside director, except for the requirement for financial and accounting expertise or professional qualifications; and

•	he or she has not served as a director of the company for a period exceeding nine consecutive years. For this purpose, a break of up to two years in the service shall not be deemed to interrupt the continuation of the service.

                The Companies Law provides that if the company has no controlling shareholder or a shareholder that holds at least 25% of the voting rights in the company, most of the members of the board shall be independent directors. If the company has a controlling shareholder or a shareholder that holds at least 25% of the voting rights therein, at least one-third of the directors shall be independent directors.

                As of the date of this annual report, our articles of association have not yet been amended to include the new provisions of the Companies Law relating to independent directors.

Qualifications of Other Directors Under the Companies Law

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

                In addition, under applicable NASDAQ rules, we are currently required to have at least three independent directors and to maintain an audit committee, whose members are independent of management. Our outside directors qualify as independent directors under the applicable NASDAQ rules and those of the Securities and Exchange Commission. We have established an audit committee, consisting of Mr. Gur Shomron and our three outside directors, Mr. Michael Chill, Ms. Amira Berkovitz-Amir and Mr. Somech. The board has determined that both Michael Chill and Amira Berkovitz-Amir are “audit committee financial experts” as defined by applicable SEC regulations.

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

	2008	2007	2006

Technical Experts	477	454	326
Research and Development	207	161	126
Sales, General and Administrative	120	147	119

Total	804	762	571

In Israel	191	189	202
In Europe	502	464	284
In the United States	111	109	85

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

E.             Share Ownership

                The following presents information regarding the ownership of our ordinary shares by the persons listed in the table under “Directors and Senior Management,” as of March 27, 2009. The percentage of outstanding ordinary shares is based on 20,835,758 ordinary shares outstanding as of March 27, 2009 (excluding 2,326,246 held by BluePhoenix).

                Unless otherwise specifically indicated, the address of each of the persons set forth below is at c/o BluePhoenix, 8 Maskit Street, Herzliya 46733.

Name	Number of shares beneficially owned(1)		Percentage of outstanding ordinary shares	Number of Restricted Share Units (RSUs)	Number of options to purchase ordinary shares

Arie Kilman	587,499	(2)	6.1%	12,500	725,000
Yaron Tchwella (3)	–		–	305,000	–
Michael Chill (4)	*		*	28,000	–
Amira Berkovitz-Amir (5)	*		*	28,000	–
Sam Somech (6)	*		*	26,667	–
Gur Shomron (7)	*		*	28,000
Varda Sagiv (8)	*		*	10,000	–
Eliezer Harkavi (9)	*		*	15,333	16,000
James Colby (10)	–		–	–	25,000
Len Erlikh	–		–	–	–
Yael Peretz (11)	*		*	12,500	2,500
Greg Schottland	–		–	–	–
Javier Jimenez (12)	–		–	–	50,000
Oren Gil-Or (13)	–		–	–	25,000
Steven Dmiszewicki	–		–	–	–
All directors and officers as a group (15 persons)	692,498		9.6%	463,500	843,500

_______________________
* Less than 1%.

(1)	Each of the directors and executive officers whose holdings are not separately specified in the above table beneficially owns less than one percent of our outstanding ordinary shares. Options to purchase ordinary shares that are currently exercisable or exercisable within 60 days after the date of this report are deemed outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2)	Includes currently exercisable options to purchase 725,000 ordinary shares, exercisable under the following terms: (i) options to purchase 375,000 ordinary shares at $2.25 per share, which expire in April 2013; (ii) options to purchase 200,000 ordinary shares exercisable at $4.00 per share, which expire in October 2013; and (iii) options to purchase 150,000 ordinary shares at $6.00 per share, which expire in September 2015. In addition, Mr. Kilman was granted RSUs, of which: (i) 1,250 RSUs are convertible into ordinary shares in April 2009; (ii) 10,000 RSUs are convertible into ordinary shares in January 2010; and (iii) 1,250 RSUs are convertible into ordinary shares in April 2010.

(3)	Mr. Tchwella was granted RSUs, of which: (i) 100,000 RSUs are convertible into ordinary shares in August 2009; (ii) 1,666 RSUs are convertible into ordinary shares in October 2009; (iii) 100,000 RSUs are convertible into ordinary shares in August 2010; (iv) 1,667 RSUs are convertible into ordinary shares in October 2010; (v) 100,000 RSUs are convertible into ordinary shares in August 2011; and (vi) 1,667 RSUs are convertible into ordinary shares in October 2011.

(4)	Mr. Chill was granted RSUs, of which: (i) 13,333 RSUs are convertible into ordinary shares in January 2010; (ii) 1,334 RSUs are convertible into ordinary shares in February 2010; and (iii) 13,334 RSUs are convertible into ordinary shares in January 2011.

(5)	Ms. Berkovitz-Amir was granted RSUs, of which: (i) 14,666 RSUs are convertible into ordinary shares in January 2010; and (ii) 13,334 RSUs are convertible into ordinary shares in January 2011.

(6)	Mr. Somech was granted RSUs, of which: 13,333 RSUs are convertible into ordinary shares in January 2010; and (ii) 13,333 RSUs are convertible into ordinary shares in January 2011.

(7)	Mr. Shomron was granted RSUs, of which: (i) 14,000 RSUs are convertible into ordinary shares in January 2010; and (ii) 14,000 RSUs are convertible into ordinary shares in January 2011.

(8)	Ms. Sagiv was granted RSUs, of which: (i) 3,333 RSUs are convertible into ordinary shares in April 2009; (ii) 3,333 RSUs are convertible into ordinary shares in April 2010; and (iii) 3,334 RSUs are convertible into ordinary shares in April 2011.

(9)	Mr. Harkavi was granted options to purchase 16,000 ordinary shares exercisable at $5.00 per share which are currently exercisable and expire in December 2015. In addition, Mr. Harkavi was granted RSUs, of which: (i) 7,667 RSUs are convertible into ordinary shares in August 2009; and (ii) 7,666 RSUs are convertible into ordinary shares in August 2010.

(10)	Mr. Colby was granted options to purchase 25,000 ordinary shares exercisable at $2.80 which expire in November 2018, of which: (i) 8,334 options are exercisable into ordinary shares in November 2009; (ii) 8,333 options are exercisable into ordinary shares in November 2010; and (iii) 8,333 options are exercisable into ordinary shares in November 2011.

(11)	Ms. Peretz was granted currently exercisable options to purchase 2,500 ordinary shares at $5.00 per share, which expire in December 2015. In addition, Ms. Peretz was granted RSUs, of which: (i) 5,000 RSUs are convertible into ordinary shares in August 2009; and (ii) 5,000 RSUs are convertible into ordinary shares in August 2010.

(12)	Mr. Jimenez was granted options to purchase 50,000 ordinary shares exercisable at $2.80 which expire in November 2018, of which: (i) 16,666 options are exercisable into ordinary shares in November 2009; (ii) 16,667 options are exercisable into ordinary shares in November 2010; and (iii) 16,667 options are exercisable into ordinary shares in November 2011.

(13)	Mr. Gil-Or was granted options to purchase 25,000 ordinary shares exercisable at $2.80 which expire in November 2018, of which: (i) 8,334 options are exercisable into ordinary shares in November 2009; (ii) 8,333 options are exercisable into ordinary shares in November 2010; and (iii) 8,333 options are exercisable into ordinary shares in November 2011.

Arrangements Involving the Issuance of BluePhoenix’s Shares or Grant of Options to Purchase Shares

                In 1996, we adopted two option plans. One of these option plans was terminated after all options granted under it had been exercised. Pursuant to our other 1996 option plan, as amended, we reserved 3,700,000 ordinary shares for issuance to our and our subsidiaries’ directors, officers, consultants and employees. As of March 27, 2009, options to purchase 114,598 ordinary shares are available for future award under the plan. The exercise price of the options granted under the 1996 option plan ranges from $2.25 to $10.50.

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

                In July 2007, we adopted an award plan, referred to as the 2007 Award Plan, under which our board of directors may grant conditional rights to receive BluePhoenix ordinary shares (RSUs) to our and our subsidiaries’ directors, officers, consultants and employees. Our board of directors approved the issuance of the shares under the 2007 Award Plan and award agreements. As of March 27, 2009, we granted 627,250 RSUs under the plan. Our board of directors administers the plan and is empowered, among other things, to designate the grantees, dates of grant, the purchase price and the terms of RSUs, including the vesting schedule. Unvested RSUs are forfeited following termination of employment, unless otherwise agreed. Under the 2007 Award Plan, the grantee is responsible for all personal tax consequences of the grant and the sale of the shares. The plan will expire o n 2017.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

                The following table presents information regarding the ownership of our ordinary shares at March 27, 2009 by each person known to us to be the beneficial owner of 5% or more of our ordinary shares. Options to purchase ordinary shares that are currently exercisable or exercisable within 60 days after the date of this report are deemed outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except where we indicated otherwise, we believe, based on information furnished by these owners, that the beneficial owners of our shares listed below have sole investment and voting power with respect to the shares.

Name and Address	Number of Ordinary Shares Owned	Percent of Total Shares (1)

Prescott Group Capital Management, L.L.C. (2)	2,038,262	9.8%

Allianz Global Investors Management Partners LLC (3)	1,341,476	6.40%

Arik Kilman (4)	1,324,999	6.1%

All directors and officers as a group (15 persons) (5)	1,999,498	9.60%

____________
(1) Percentages in the above table are based on 20,835,758 ordinary shares outstanding as of March 27, 2009 and do not include 2,326,246 held by BluePhoenix. Pursuant to Israeli law, these shares do not confer upon their holder any rights.

(2) Based on a Schedule 13G filed by Prescott Group Capital Management, L.L.C. on February 10, 2009.

(3) Based on a Schedule 13F filed by Allianz Global Investors Management Partners LLC on February 10, 2009.

(4) Number of shares owned includes an aggregate of 725,000 ordinary shares underlying options exercisable within 60 days of the date hereof and restricted share units vested within 60 days of the date hereof.

(5) Includes options to purchase ordinary shares exercisable within 60 days of the date hereof and restricted share units vested within 60 days of the date hereof.

                All of our ordinary shares have equal voting rights. Under our two buy-back programs (as described in “Item 5.B. Liquidity and Capital Resources” above), two of our subsidiaries purchased ordinary shares, and as of March 27, BluePhoenix holds 2,326,246 of our ordinary shares. Under applicable Israeli law, so long as the shares are held by BluePhoenix, they do not confer upon their holder any rights.

                As of March 23, 2009, there were 32 record holders of our ordinary shares. Of these record holders, 22 holders had mailing addresses in the United States owning an aggregate 97% of our outstanding ordinary shares.

B.            Related Party Transactions

                Transactions Between Us and Our Subsidiaries

                In the past, we lent to our subsidiary, MultiConn Technologies, in which we held 40% of the outstanding share capital, an aggregate amount of $2.5 million. During 2008, we purchased the entire outstanding share capital of MultiConn Technologies and we currently wholly own MultiConn Technologies.

                In 2000, we entered into a management agreement with Mainsoft (which was our subsidiary until June 2008), under which we provided Mainsoft with management and advisory consulting services until December 2007. In October 2008, Mainsoft paid to us an amount of $60,000 as a final payment for these services.

In 2005, we entered into an alliance agreement with Zulu for cooperation in marketing and selling Zulu’s and our software tools and services. For more information about Zulu, see “Item 4.B. Business Overview–Investments and Acquisitions–Zulu.”

Agreement for the Purchase of TIS

In January 2008, we entered into an agreement for the purchase of the entire outstanding share capital of TIS. Yossi Shemesh, our vice president, operations at that time was a holder of 25% of the outstanding share capital of TIS at the time of the transaction. For more information about the purchase of TIS, see “Item 4.B. Business Overview–Investments and Acquisitions–TIS.”

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

                Office Holders Insurance

                We procured an insurance policy covering our directors’ and officers’ liability. Our subsidiaries participate in the premium payments of the insurance, on a proportional basis. The total premium we paid during 2008 was $305,000, including a run-off policy for 7 years for former directors and officers.

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

                In July 2003, a former Liraz shareholder filed an application with the Tel Aviv, Jaffa District Court to approve a claim filed by him against us, as a class action. The claim relates to the acquisition of Liraz shares, which we completed in March 2003. The shareholder alleges that the share price we paid to Liraz’s shareholders in the tender offer and in a subsequent mandatory purchase was lower than the fair price of Liraz shares. The maximum amount of the claim is approximately $8.7 million in the aggregate. Under Israeli law, the court’s approval is required for the plaintiff to represent all of the shareholders of Liraz who sold their shareholdings to us pursuant to the tender offer and the mandatory acquisition. The plaintiff has applied for such approval in the lawsuit. Based on our analysis of the statement of claim, including an evaluation of the fair value of the Liraz shares, and the price paid for Liraz in a previous transaction immediately prior to the tender offer, we believe that the allegations against us in this proceeding are without merit and we intend to vigorously defend the claim and contest the allegations made therein.

                In January 2008, we entered into an agreement for the purchase of the entire outstanding share capital of TIS. We are currently in a dispute with TIS regarding the earn-out calculation for 2008, and therefore, we notified TIS’ selling shareholders that we are not going to pay them the down payment for the year 2008, which was due in February 2009. Immediately following such notice, the selling shareholders notified us of their intent to submit a claim against us for such payment. As of the date of this annual report, a claim has not yet been filed with the court. Our exposure in that regard might be up to $5 million. We believe we can defend our position.

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

B.            Significant Changes

                Except as otherwise disclosed in this annual report, there has been no material change in our financial position since December 31, 2008.

ITEM 9. THE OFFER AND LISTING

A.            Offer and Listing Details

                The following table shows the high and low closing price for our ordinary shares on the NASDAQ Global Market for the periods indicated.

Calendar Period	Closing Price Per Share In US$

	High	Low

Annual
2004	7.49	3.92
2005	4.75	3.81
2006	6.45	3.85
Fiscal Quarters
2007	21.49	5.94
First Quarter	7.10	5.94
Second Quarter	11.89	6.62
Third Quarter	18.41	11.30
Fourth Quarter	21.49	14.82
2008	20.66	1.40
First Quarter	20.66	7.25
Second Quarter	12.07	4.61
Third Quarter	5.80	3.45
Fourth Quarter	3.73	1.40
Most Recent Six Months
September 2008	5.40	3.45
October 2008	3.73	2.21
November 2008	2.98	1.46
December 2008	1.98	1.40
2009
January 2009	2.38	1.93
February 2009	2.65	1.98
March 2009 (through March 27)	2.00	1.62

                The following table shows the high and low closing price for our ordinary shares on the TASE for the periods indicated.

Calendar Period	Closing Price Per Share In NIS

	High	Low

Annual
2004	34.48	17.00
2005	20.99	16.01
2006	26.88	17.41
Fiscal Quarters
2007	85.51	25.69
First Quarter	29.27	25.69
Second Quarter	50.32	27.49
Third Quarter	73.68	48.00
Fourth Quarter	85.51	59.02
2008	74.83	5.25
First Quarter	74.83	24.68
Second Quarter	40.56	15.95
Third Quarter	20.55	12.22
Fourth Quarter	13.01	5.25
Most Recent Six Months
September 2008	19.80	12.22
October 2008	13.01	8.74
November 2008	11.38	5.25
December 2008	7.57	5.35
2009
January 2009	9.71	7.52
February 2009	10.84	8.42
March 2009 (through March 27)	8.13	7.07

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

Dividend Rights and Liquidation Rights

                Our board of directors is authorized to declare dividends, subject to the provisions of the Companies Law. Dividends, if declared, shall be paid to the holders of ordinary shares according to their rights and interests in our profits. Dividends on our ordinary shares may be paid only out of profits and other surplus, as defined in the Companies Law, as of the end date of the most recent financial statements or as accrued over a period of two years, whichever is higher. Alternatively, if we do not have sufficient profits or other surplus, then permission to effect a distribution can be granted by order of an Israeli court. In any event, our board of directors is authorized to declare dividends, provided there is no reasonable concern that the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Under the Companies Law, the declaration of a dividend does not require the approval of the shareholders of the company, unless the company’s articles of association require otherwise. Our articles of association provide that our board of directors may declare and pay dividends without any further action of our shareholders. Dividends may be paid in cash or in kind. We may pay the dividend as an allotment of shares or a distribution of assets. If we do decide to issue dividends by an allotment of shares at a price lower than the nominal value of those shares, we must convert a portion of our profits or any other source of equity to share capital in an amount equal to the difference between the nominal value of the shares and the price paid in the dividend. If dividends remain unclaimed for seven years from the date we declared the dividend, they lapse and revert back to us. In case of liquidation, after satisfying liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to their holdings. This right may be affected by the grant of a preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

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

United States Federal Income Tax Considerations

                Subject to the limitations described herein, this discussion summarizes certain U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to a U.S. holder. A U.S. holder is a holder of our ordinary shares that is:

•	an individual citizen or resident of the U.S. for U.S. federal income tax purposes;

•	a corporation (or another entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust (i) if, in general, a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

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

                This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (“Code”), current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s individual circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers or who own, directly, indirectly or constructively, 10% or more (by voting power) of our outstanding voting shares, U.S. holders holding the ordinary shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, insurance companies, financial service companies, real estate investment trusts, regulated investment trusts, grantor trusts, certain former citizens and long-term residents of the United States, tax-exempt organizations, financial institutions, persons who acquired their ordinary shares upon the exercise of employee stock options or otherwise as compensation, and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws to a U.S. holder is not discussed below.

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

Subject to the limitations set forth in the Code and the Treasury Regulations thereunder, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the non-U.S. income taxes withheld from dividends received in respect of the ordinary shares. The limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us generally will be foreign source “passive income” for U.S. foreign tax credit purposes. U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the non-U.S. income tax withheld if they itemize deductions. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit. A U.S. holder will be denied a foreign tax credit for non-U.S. income taxes withheld from a dividend received on the ordinary shares (i) if the U.S. holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date that is 15 days before the ex-dividend date with respect to such dividend or (ii) to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period.

                Taxation on Disposition of the Ordinary Shares

                Subject to the discussion below under “Tax Consequences if We are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in the ordinary shares. The gain or loss recognized on the disposition will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the disposition. Long-term capital gains of certain non-corporate taxpayers are subject to a maximum tax rate of 15% for taxable years beginning on or before December 31, 2010. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

                A U.S. holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss. A U.S. holder may avoid realizing foreign currency gain or loss by electing to use the settlement date to determine the proceeds of sale for purposes of calculating the foreign currency gain or loss. In addition, a U.S. holder that receives foreign currency upon the disposition of ordinary shares and converts the foreign currency into dollars after the settlement date or trade date (whichever date the U.S. holder is required to use to calculate the value of the proceeds of sale) may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which generally will be U.S. source ordinary income or loss.

                Tax Consequences If We Are a Passive Foreign Investment Company

We will be a passive foreign investment company, or PFIC, for a taxable year if either (1) 75% or more of our gross income in the taxable year is passive income or (2) 50% or more of the value, determined on the basis of a quarterly average, of our assets in the taxable year produce, or are held for the production of, passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s gross income. We believe that in 2008 we were not a PFIC and currently we expect that we will not be a PFIC in 2009. However, PFIC status is determined as of the end of the taxable year and is dependent on a number of factors, including our income, assets and the value of our ordinary shares. Therefore, there can be no assurance that we will not become a PFIC for the current fiscal year ending December 31, 2008 or in any future taxable year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year.

                If we are a PFIC, a U.S. holder must determine under which of three alternative taxing regimes it wishes to be taxed:

•	The “QEF” regime applies if the U.S. holder elects to treat us as a “qualified electing fund” (“QEF”) for the first taxable year in which the U.S. holder owns our ordinary shares or in which we are a PFIC, whichever is later, and if we comply with certain reporting requirements. Under current law, a QEF election cannot be made with respect to warrants or options to acquire our ordinary shares. If the QEF regime applies, then, for each year that we are a PFIC, such U.S. holder will include in its gross income a proportionate share of our ordinary earnings (which is taxed as ordinary income) and net capital gain (which is taxed as long-term capital gain), subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. These amounts would be included in income by an electing U.S. holder for its taxable year in which our taxable year ends, whether or not such amounts are actually distributed to the U.S. holder. A U.S. holder’s basis in our ordinary shares for which a QEF election has been made would be increased to reflect the amount of any taxed but undistributed income. Generally, a QEF election allows an electing U.S. holder to treat any gain recognized on the disposition of his ordinary shares as capital gain.

Once made, the QEF election applies to all subsequent taxable years of the U.S. holder in which it holds our ordinary shares and for which we are a PFIC, and can be revoked only with the consent of the United States Internal Revenue Service (“IRS”). The QEF election is made by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed U.S. federal income tax return. Even if a QEF election is not made, a U.S. holder who is a shareholder in a PFIC must file a completed IRS Form 8621 every year. If we believe we are or will become a PFIC, we will determine whether we will comply with the reporting requirements that would enable U.S. holders to make a QEF election. If a QEF election is made after the first taxable year in which a U.S. holder holds our ordinary shares and we are a PFIC, then special rules would apply.

•	A second regime, the “mark-to-market” regime, may be elected so long as our ordinary shares are “marketable stock” (e.g., “regularly traded” on the NASDAQ Global Market). Pursuant to this regime, an electing U.S. holder’s ordinary shares are marked-to-market each taxable year that we are a PFIC and the U.S. holder recognizes as ordinary income or loss an amount equal to the difference as of the close of the taxable year between the fair market value of our ordinary shares and the U.S. holder’s adjusted tax basis therein. Losses are allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. An electing U.S. holder’s adjusted basis in our ordinary shares is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election. Under the mark-to-market election in a taxable year in which we are a PFIC, gain on the sale of our ordinary shares is treated as ordinary income, and loss on the sale of our ordinary shares, to the extent the amount of loss does not exceed the net mark-to-market gain previously included, is treated as ordinary loss. Under current law, a mark-to-market election cannot be made with respect to warrants or options to acquire our ordinary shares. The mark-to-market election applies to the taxable year for which the election is made and all subsequent tax years, unless the ordinary shares cease to be marketable stock or the IRS consents to the revocation of the election. If the mark-to-market election is made after the first taxable year in which a U.S. holder holds our ordinary shares and we are a PFIC, then special rules would apply.

•	A U.S. holder making neither the QEF election nor the mark-to-market election is subject to the “excess distribution” regime. Under this regime, “excess distributions” are subject to special tax rules. An excess distribution is either (1) a distribution with respect to ordinary shares that is greater than 125% of the average distributions received by the U.S. holder from us over the shorter of either the preceding three years or such U.S. holder’s holding period for our ordinary shares or (2) 100% of the gain from the disposition of our ordinary shares (including gain deemed recognized if the ordinary shares are used as security for a loan).

Excess distributions must be allocated ratably to each day that a U.S. holder has held our ordinary shares. A U.S. holder must include amounts allocated to the current taxable year and to any period prior to the first day of the first taxable year for which we are a PFIC in its gross income as ordinary income for the current taxable year. All amounts allocated to other taxable years of the U.S. holder would be taxed at the highest tax rate for each such other year applicable to ordinary income and would be subject to an interest charge on the deferred tax liability for each such other year calculated as if such liability had been due with respect to each such other year. The portions of distributions that are not characterized as “excess distributions” are subject to tax in the current taxable year under the normal tax rules of the Code. A U.S. holder who inherits shares in a foreign corporation that was a PFIC in the hands of the decedent is denied the otherwise available step-up in the tax basis of such shares to fair market value at the date of death. Such U.S. holder’s basis in such shares is equal to the lower of the decedent’s basis or the fair market value of such shares on the decedent’s date of death.

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

F.             Dividends and Paying Agents

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

                In light of our multi-currency activity and our exposure to fluctuation in foreign currencies exchange rates, we presently engage in hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. The Company uses foreign currency options, forward exchange contracts and forward interest contracts to assist in managing financial risks. The Company does not use derivative financial instruments for speculative purposes. These instruments are recognized at fair value, with all changes in fair value recorded in current period earnings, as these transactions have not been designated by management as hedging instruments under SFAS 133.

                We invest our cash and cash equivalents in short-term deposits. As of December 31, 2008, we invested substantially all of the cash we held in US$ deposits. Fluctuations in foreign currency exchange rates, such as euro or NIS versus the dollar may have a negative impact on our operating results and financial condition. As of December 31, 2008, we had $16 million outstanding loans to banks.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

P A R T II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

                (a) Disclosure Controls and Procedures. Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act) as of December 31, 2008. Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were (i) designed to ensure that material information relating to us, including our consolidated subsidiaries, is made known to our management, including our chief executive officer and chief financial officer, by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared and (ii) effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

                Our chief executive officer and chief financial officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, they used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our chief executive officer and chief financial officer have concluded that, as of December 31, 2008, our internal control over financial reporting is effective based on those criteria.

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

                (c) Attestation Report of the Registered Public Accounting Firm. This annual report includes an attestation report of our registered public accountant assessing our internal control over financial reporting.

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

Principal Accountant Fees and Services

                BluePhoenix was billed for the following fees for professional services rendered by Ziv Haft independent registered certified public accountants (Isr.) and other BDO member firm, for the years ended December 31, 2008 and 2007:

	2008	2007

	($ in thousands)

Audit Fees	$359	$371
Audit-Related Fees	–	22
Tax Fees	100	98

Total	$459	$491

                The audit fees for the years ended December 31, 2008 and 2007 were for professional services rendered for the audits of our annual consolidated financial statements (including audit of our internal control over financial reporting), review of quarterly reports, statutory audits of BluePhoenix and its subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC.

             Audit-related fees are fees for services related to due-diligence and accounting consultation.

             Tax fees are for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, and assistance with respect to requests for rulings from tax authorities.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

                The following table sets forth certain information related to purchases made by BluePhoenix of its ordinary shares during the periods indicated:

Period	(a) Total Number of Ordinary Shares Purchased	(b) Average Price Paid Per Ordinary Share	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Program (1)	(d) Maximum Number of Ordinary Shares that May Yet Be Purchased Under the Program (1)

As of December 31, 2007			1,783,550	216,450

May 1 to May 31, 2008	20,000	$9.79	20,000	196,450

June 1 to June 30, 2008	46,467	$8.53	46,467	149,983

December 1 to December 31, 2008	149,983	$1.67	149,983	–

Total	216,450		2,000,000

Period	(a) Total Number of Ordinary Shares Purchased	(b) Average Price Paid Per Ordinary Share	(c) Total Dollar amount Purchased as Part of Publicly Announced Program (2)	(d) Maximum Dollar amount available for repurchase Under the Programs (2)

As of December 31, 2007			$640,044	$4,359,956

November 1 to November 30, 2008	31,600	$1.81	$57,142	$4,302,814

December 1 to December 31, 2008	430,017	$1.69	$727,703	$3,575,111

Total	461,617		$1,424,889
___________________
(1) All these treasury transactions were made under our buy-back program in accordance with the resolution of our board of directors adopted in March 2008 authorizing the repurchase of our shares, subject to market conditions, under our existing buy-back programs. During 2007 and 2006, we did not repurchase any shares under our buy-back program. In January 2006, we sold an aggregate of 136,000 of the shares held by one of our subsidiaries to Israeli institutional investors in Israel, for aggregate consideration of approximately $534,000. In February 2006, we sold 86,971 shares held by one of our subsidiaries to Outlook Systems Ltd.

              Under our buy-back programs, we may purchase our shares from time to time, subject to market conditions and other relevant factors affecting us. The first buy-back program adopted in May 1998 enables us to purchase our shares, utilizing up to $5 million. Under the second buy-back program adopted in September 1998, and amended in May 1999, we may purchase, up to an additional 2,000,000 ordinary shares.

(2)         All these treasury transactions were made under our buy-back program in accordance with the resolution of our board of directors adopted in March 2008 authorizing the repurchase of our shares, subject to market conditions, under our existing buy-back programs.

ITEM 16F. CHANGE IN REGISTRANT CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

                The NASDAQ Global Market requires companies with listed shares to comply with its corporate governance standards. As a foreign private issuer, we are not required to comply with all of the rules that apply to listed U.S. companies. However, except for certain instances described below, we have generally chosen to comply with the NASDAQ Global Market’s corporate governance rules as though we were a U.S. company. Accordingly, except for those differences described below, we do not believe there are any significant differences between our corporate governance practices and those that would typically apply to a U.S. domestic issuer under the NASDAQ Global Market corporate governance rules.

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

                In addition, pursuant to NASDAQ Marketplace Rule 4350(a), we notified NASDAQ that with respect to the following, we follow Israeli law and practice and accordingly do not follow NASDAQ rules:

•	in lieu of the requirements specified in NASDAQ Marketplace Rule 4350(c)(2) requiring that independent directors have regularly scheduled meetings at which only independent directors are present; and

•	in lieu of the requirements specified in NASDAQ Marketplace Rule 4350(i)(1)(A), which requires a shareholder approval for establishment of a stock option or purchase plans and for material amendments therein.

P A R T III

ITEM 17. FINANCIAL STATEMENTS

                We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.

1.1	English translation of the Memorandum of Association as amended on July 23, 2003(1)

1.2	Articles of Association as amended on December 31, 2008*

4.1	Agreement dated December 14, 2006 among the registrant, CodeStream Software Ltd. and certain shareholders of CodeStream Software Ltd.(3)

4.2	Amendment dated as of December 30, 2007 among the Registrant, CodeStream Software Ltd. and those individuals and entities listed on Exhibit A hereto(4)

4.3	Form of Indemnification Letter dated December 27, 2005 between the Registrant and certain office holders(2)

4.4	Agreement dated March 28, 2008 among the registrant and certain shareholders of TIS Consultants Ltd.*

4.5	BluePhoenix 2003 Employee Share Option Plan (previously known as the Crystal 1996 Employee Share Option Plan), as amended on January 28, 1997, December 5, 1999, December 18, 2000, December 26, 2000, August 6, 2003 and December 30, 2004(5)

4.6	The 2007 Award Plan adopted by the Registrant on July 8, 2007 (5)

4.7	Form of Ordinary Shares Purchase Warrant dated as of November 21, 2007(6)

4.8	Registration Rights Agreement dated as of November 21, 2007, among the Registrant and the purchasers signatory thereto(6)

Exhibit No.

4.9	Agreement and Plan of Merger dated as of August 16, 2007, among the Registrant, ASNA Transitory Sub, Inc., Amalgamated Software of North America, Inc., a committee comprised of each of Stuart Simke, Anne Ferguson and Phil Holthouse and the shareholders of Amalgamated Software of North America, Inc. (4)

4.10	Stock Purchase Agreement, dated May 8, 2007, among Steven Dmiszewicki, Leonid Erlikh, Contrado Partners, LLC, SeaBreeze Partners, LLC and the Registrant (4)

8.1	List of Subsidiaries*

12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act*

12.2	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act*

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act*

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act*

15	Consent of Ziv Haft registered certified public accountants (Isr.) BDO member firm*

________________________________
* Filed herewith.

(1)  Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 1, 2004.

(2)   Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2006.

(3)   Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 30, 2007, as amended on Form 20-F/A filed with the Securities and Exchange Commission on December 26, 2007.

(4)   Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2008.

(5)   Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 31, 2007.

(6)   Incorporated by reference to the Registrant’s Registration Report on Form F-3 filed with the Securities and Exchange Commission on January 7, 2008.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Varda Sagiv ———————————————— Varda Sagiv Chief Financial Officer

Date: March 31, 2009

EXHIBIT INDEX

Exhibit No.

1.1	English translation of the Memorandum of Association as amended on July 23, 2003(1)

1.2	Articles of Association as amended on December 31, 2008*

4.1	Agreement dated December 14, 2006 among the registrant, CodeStream Software Ltd. and certain shareholders of CodeStream Software Ltd.(3)

4.2	Amendment dated as of December 30, 2007 among the Registrant, CodeStream Software Ltd. and those individuals and entities listed on Exhibit A hereto(4)

4.3	Form of Indemnification Letter dated December 27, 2005 between the Registrant and certain office holders(2)

4.4	Agreement dated March 28, 2008 among the registrant and certain shareholders of TIS Consultants Ltd.*

4.5	BluePhoenix 2003 Employee Share Option Plan (previously known as the Crystal 1996 Employee Share Option Plan), as amended on January 28, 1997, December 5, 1999, December 18, 2000, December 26, 2000, August 6, 2003 and December 30, 2004(5)

4.6	The 2007 Award Plan adopted by the Registrant on July 8, 2007 (5)

4.7	Form of Ordinary Shares Purchase Warrant dated as of November 21, 2007(6)

4.8	Registration Rights Agreement dated as of November 21, 2007, among the Registrant and the purchasers signatory thereto(6)

4.9	Agreement and Plan of Merger dated as of August 16, 2007, among the Registrant, ASNA Transitory Sub, Inc., Amalgamated Software of North America, Inc., a committee comprised of each of Stuart Simke, Anne Ferguson and Phil Holthouse and the shareholders of Amalgamated Software of North America, Inc. (4)

4.10	Stock Purchase Agreement, dated May 8, 2007, among Steven Dmiszewicki, Leonid Erlikh, Contrado Partners, LLC, SeaBreeze Partners, LLC and the Registrant (4)

8.1	List of Subsidiaries*

12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act*

12.2	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act*

Exhibit No.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act*

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act*

15	Consent of Ziv Haft registered certified public accountants (Isr.) BDO member firm*

__________________________
* Filed herewith.

(1)  Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 1, 2004.

(2)   Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2006.

(3)   Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 30, 2007, as amended on Form 20-F/A filed with the Securities and Exchange Commission on December 26, 2007.

(4)   Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2008.

(5)   Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 31, 2007.

(6)   Incorporated by reference to the Registrant’s Registration Report on Form F-3 filed with the Securities and Exchange Commission on January 7, 2008.

BLUEPHOENIX SOLUTIONS LTD.

2008 Annual Report

BLUEPHOENIX SOLUTIONS LTD.
2008 CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars ($).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

BLUEPHOENIX SOLUTIONS LTD.

We have audited the accompanying consolidated balance sheets of BluePhoenix Solutions Ltd. (the “Company”) and its subsidiaries as of December 31, 2008 and 2007 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2008 and 2007, and the related consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 31, 2009 expressed an unqualified opinion thereon.

Tel Aviv, Israel
March 31, 2009

Ziv Haft

Certified Public Accountants (Isr.)
BDO Member Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

BLUEPHOENIX SOLUTIONS LTD.

We have audited BluePhoenix Solutions Ltd.’s (the “Company”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 15b “Management Report Over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008 and our report dated March 31, 2009 expressed an unqualified opinion thereon.

Tel Aviv, Israel
March 31, 2009

Ziv Haft

Certified Public Accountants (Isr.)
BDO Member Firm

BLUEPHOENIX SOLUTIONS LTD.
CONSOLIDATED BALANCE SHEETS

	December 31,

	2008	2007

	(in thousands)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$30,308	$22,571
Marketable securities	423	668
Trade accounts receivable (Note 13A1)	28,232	22,233
Other current assets (Note 13A2)	3,217	2,140
Assets attributed to discontinued operation (Note 15)	–	17,100

Total current assets	62,180	64,712

LONG TERM ASSETS:
Long-Term Trade Receivables	–	512
Investment in affiliated company	157	207
Property and equipment, net (Note 4)	2,493	2,313
Goodwill (Note 5)	52,006	49,683
Intangible assets and other, net (Note 6)	23,151	29,431

Total long term assets	77,807	82,146

Total assets	$139,987	$146,858

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit and others	$1,021	$–
Convertible debentures	–	67
Accounts payable and accruals:
Trade	5,133	3,673
Deferred revenue	5,541	5,453
Other (Note 13A3)	18,125	16,365
Liabilities attributed to discontinued operation (Note 15)	–	7,146

Total current liabilities	29,820	32,704

LONG-TERM LIABILITIES:
Accrued severance pay, net (Note 7)	1,797	1,549
Loans from banks and others (Note 9)	15,048	135

Total long-term liabilities	16,845	1,684

Total liabilities	46,665	34,388

MINORITY INTEREST	827	762

COMMITMENTS AND CONTINGENCIES (Note 10)
SHAREHOLDERS’ EQUITY (Note 11):
Share capital - ordinary shares of NIS 0.01 par value (authorized: December 31, 2008 and 2007 - 30,000,000 shares; issued: December 31, 2008 – 23,161,904 shares; December 31, 2007 – 22,274,221 shares)	46	44
Additional paid-in capital	129,827	118,575
Accumulated other comprehensive loss	(1,616)	(1,359)
Retained earnings (Accumulated deficit)	(20,605)	7,996

	107,652	125,256

Cost of 2,326,146 Company shares held by subsidiaries (December 31, 2007 – 1,647,594)	(15,157)	(13,548)

Total shareholders’ equity	92,495	111,708

Total liabilities and shareholders’ equity	$139,987	$146,858

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,

	2008	2007	2006

	(in thousands, except per share data)

Revenues (Note 13B1):
Services	$84,854	$61,664	$51,632
Products	6,891	19,558	9,743

Total revenues	91,745	81,222	61,375

Cost of revenues:
Services	45,610	35,330	25,705
Products	422	1,199	361

Total cost of revenues	46,032	36,529	26,066

Gross profit	45,713	44,693	35,309
Research and development costs, net	18,378	12,653	8,595
Selling, general, and administrative expenses	32,359	28,370	19,338
Goodwill impairment	13,328	–	–
Restructuring (Note 13B3)	–	694	–

Operating income (loss)	(18,352)	2,976	7,376
Financial expenses, net (Note 13B4)	2,237	4,343	3,553
Other income, net (Note 13B5)	398	892	282

Income (loss) before taxes on income	(20,191)	(475)	4,105
Taxes on income (benefit) (Note 12)	(330)	68	(407)

	(19,861)	(543)	4,512
Share in earnings of affiliated company	(49)	35	–
Minority interest in earnings (loss) of subsidiaries, net	(179)	(199)	(113)

Net income (loss) from continued operation	(20,089)	(707)	4,399
Net income (loss) from discontinued operation (Note 15)	(8,512)	(7,489)	273

Net income (loss)	$(28,601)	$(8,196)	$4,672

Earnings (loss) per share from continued operation:
Basic	$(0.95)	$(0.04)	$0.32

Diluted	$(0.95)	$(0.04)	$0.31

Earnings (loss) per share from discontinued operation:
Basic	$(0.40)	$(0.44)	$0.02

Diluted	$(0.40)	$(0.44)	$0.02

Total Earnings (loss) per share (Note 13C):
Basic	$(1.35)	$(0.48)	$0.34

Diluted	$(1.35)	$(0.48)	$0.33

Weighted average number of shares outstanding (Note 13C):
Basic	21,196	17,145	13,889

Diluted	21,196	17,145	14,371

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital

	Number of shares	Par value	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings (Accumulated deficit)	Cost of Company shares held by subsidiaries	Total

	(in thousands, except shares)

Balance at December 31, 2005	13,559,838	$31	$56,205	$(1,537)	$11,775	$(14,708)	$51,766
Changes during 2006:
Net income	–	–	–	–	4,672	–	4,672

Total comprehensive income							4,672

Issuance of options	–	–	48	–	–	–	48
Stock-based compensation	–	–	40	–	–	–	40
Conversion of convertible debentures	257,133	*	1,164	–	–	–	1,164
Sale of shares held by a subsidiary	136,000	*	42	–	–	492	534
Issuance of shares with respect of acquisition of activity	138,591	*	(37)	–	–	668	631
Classification of warrants to equity	–	–	364	–	–	–	364
Exercise of employee stock options	206,796	*	730	–	–	–	730

Balance at December 31, 2006	14,298,358	31	58,556	(1,537)	16,447	(13,548)	59,949
Changes during 2007:
Net loss	–	–	–	–	(8,196)	–	(8,196)
Unrealized gain on available-for-sale marketable securities	–	–	–	178	–	–	178

Total comprehensive income							(8,018)

Stock-based and RSUs compensation	–	–	1,025	–	–	–	1,025
Compensation by former shareholder	–	–	1,769	–	–	–	1,769
Conversion of convertible debentures	1,363,656	2	6,822	–	–	–	6,824
Conversion of convertible notes series A	2,062,297	5	11,911	–	–	–	11,916
Exercise of warrants	210,000	*	840	–	–	–	840
Issuance of shares with respect of minority interests acquisition	100,719	*	515	–	–	–	515
Issuance of shares, net	1,999,998	5	32,918	–	–	–	32,923
Implementation of FSP EITF 00-19-2	–	–	706	–	(255)	–	451
Tax benefit related to exercise of stock options	–	–	594	–	–	–	594
Exercise of employee stock options and RSUs	591,599	1	2,919	–	–	–	2,920

Balance at December 31, 2007	20,626,627	44	118,575	(1,359)	7,996	(13,548)	111,708
Changes during 2008:
Net loss	–	–	–	–	(28,601)	–	(28,601)
Unrealized loss on available for-sale marketable securities	–	–	–	(257)	–	–	(257)

Total comprehensive loss							(28,858)
Stock-based and RSUs compensation	–	–	2,825	–	–	–	2,825
Exercise of warrants	200,000	*	1,347	–	–	–	1,347
Exercise of employees stock options and RSUs	274,191	*	660	–	–	–	660
Purchase of treasury stocks	(677,302)	–	–	–	–	(1,609)	(1,609)
conversion of convertible notes series A	12,242	*	67	–	–	–	67
Issuance of shares and warrants in connection with previously acquired subsidiaries	400,000	2	6,353	–	–	–	6,355

Balance at December 31, 2008	20,835,758	$46	$129,827	$(1,616)	$(20,605)	$(15,157)	$92,495

     *      Less than $1 thousand.

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,

	2008	2007	2006

	(in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(28,601)	$(8,196)	$4,672
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Loss (gain) from discontinued operation	8,512	7,489	(273)
Minority interests in losses of subsidiaries	179	199	113
Share in earnings of affiliated companies, net dividend received	49	(2)	–
Depreciation and amortization	10,107	10,407	6,803
Goodwill impairment	13,328	–	–
Increase (decrease) in accrued severance pay, net	248	(132)	392
Loss (gain) on sale of property and equipment	10	4	(32)
Change in value of long term-loans and liabilities	–	2,311	1,853
Stock - based and non cash compensations	2,825	2,794	40
Decreased in provision for losses in formerly consolidated subsidiary	–	(300)	–
Deferred income taxes, net	(894)	(1,025)	13
Tax benefit related to exercise of stock options	–	594	–
Changes in operating assets and liabilities:
Marketable securities	–	560	(715)
Decrease (increase) in trade receivables	(4,702)	4,213	(10,282)
Decrease (increase) in other current assets	(407)	936	(824)
Increase (decrease) in trade payables	992	(601)	1,086
Increase (decrease) in other accounts payable	(744)	(3,155)	5,233

Net cash provided by operating activities	902	16,096	8,079

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,200)	(1,029)	(647)
Proceeds from sale of property and equipment	6	10	161
Capitalization of research and development costs	–	(3,944)	(6,403)
Additional consideration of previously acquired subsidiaries and activities	(7,869)	(1,310)	(1,118)
Investment in newly-consolidated subsidiaries and purchase of newly-activity (Appendix A)	(2,269)	(9,077)	(13,224)

Net cash used in investing activities	(11,332)	(15,350)	(21,231)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term bank credit, net	–	(936)	(14,013)
Repayment of long-term loans	–	(20,609)	(1,149)
Receipt of long-term loans	16,069	–	14,391
Issuance of convertible debentures and warrants	–	–	14,140
Debentures issuance costs	–	–	(655)
Repayment of provision for losses in formerly consolidated subsidiary	–	(1,671)	–
Purchase of treasury shares	(1,609)	–	–
Issuance of shares, net	–	33,213	–
Exercise of employee share options and warrants	2,007	3,761	730
Sale of shares held by a subsidiary	–	–	534

Net cash provided by financing activities	16,467	13,758	13,978

Cash Flows Provided By (used in) Discontinued Operation:
Net cash provided by (used in) by operating activity	–	(367)	1,895
Net cash provided by (used in) investing activity	1,700	25	(1,885)

Total net increase in cash and cash equivalents	7,737	14,162	836
Changes in cash and cash equivalents from discontinued operation	–	342	(10)

NET INCREASE IN CASH AND CASH EQUIVALENTS FROM CONTINUED OPERATION	7,737	14,504	826
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	22,571	8,067	7,241

CASH AND CASH EQUIVALENTS AT END OF YEAR	$30,308	$22,571	$8,067

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

	Year ended December 31,

	2008	2007	2006

	(in thousands)

Cash paid during the year for:
Income taxes	$859	$841	$74
Interest	$194	$2,142	$1,473

APPENDIX A - INVESTMENT IN NEWLY-CONSOLIDATED SUBSIDIARIES AND PURCHASE OF ACTIVITY:

	Year ended December 31,

	2008	2007	2006

	(in thousands)

Working capital, other than cash	$777	$2,785	$1,486
Investment and loans to affiliated Company		(205)	370
Property and equipment	(67)	(303)	(289)
Other intangible assets	(91)	(1,317)	–
Goodwill	(710)	(5,975)	(5,778)
Technology	(1,088)	(2,423)	(8,077)
Customer relations intangible asset	(1,090)	(1,824)	(470)
Non-current liabilities	–	185	(466)

Net cash used in acquisition	$(2,269)	$(9,077)	$(13,224)

APPENDIX B - NON-CASH ACTIVITIES:

	Year ended December 31,

	2008	2007	2006

	(in thousands)

Investment in subsidiaries	$14,848	$246	$275
Conversion of convertible debentures	$67	$18,740	$1,164
Unrealized gain (loss) on available-for-sale marketable securities	$(257)	$178	–
Issuance costs	$–	$290	–

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies:

A.	General:
The significant accounting policies, applied on a consistent basis, are as follows:
	1.	The Company:

BluePhoenix Solutions Ltd. (“BluePhoenix”) (together with its subsidiaries, the “Company” or “we”) is an Israeli corporation, which as of December 31, 2008 operates in one operating segment which is IT modernization solutions.

The Company develops and markets software tools and provides consulting services for efficient modernization of legacy systems and cross-platform migration. The Company manages its business in various international markets through several entities, including its wholly-owned subsidiaries located in: USA, Russia, UK, Denmark, Germany, Italy, Netherlands, Cyprus, Romania, and Israel.

	2.	Accounting Principles:
The consolidated financial statements are prepared in accordance with accounting principles generally accepted (“GAAP”) in the United States of America.

	3.	Functional Currency:

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

	4.	Use of Estimates and Assumptions in the Preparation of the Financial Statements:

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
The Company accounts for investments in marketable securities in accordance with SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities”.
Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determinations at each balance sheet date.

All marketable securities are reported at fair value based on quoted market and classified as available for-sale. Available for sale securities are carried at fair value, with the unrealized gains and losses, reported in “accumulated other comprehensive income (loss)” in shareholders’ equity.

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

The Company’s long-lived assets are reviewed for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During the years ended December 31, 2008, 2007 and 2006, no impairment losses have been identified.

I.	Goodwill and other purchased intangible assets:

Goodwill and certain other purchased intangible assets have been recorded as a result of acquisitions. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired.

Goodwill is not amortized, but rather is subject to an annual impairment test. The Company performs an annually impairment test, or more frequently if impairment indicators are present. Intangible assets that are not considered to have an indefinite useful life are amortized using the straight-line basis over their estimated useful lives. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the assets is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset (see also Note 1H).

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies (Cont.):

I.	Goodwill and other purchased intangible assets (Cont.):

The Company performed impairment tests in 2008 and 2007 based on a third party valuation study. The goodwill impairment tests are conducted in two steps as set forth in paragraphs 19-20 to SFAS 142 (in 2006 impairment test, the Company did not reach step 2). In the first step, the Company determines the fair value of the reporting unit using expected future discounted cash flows and estimated terminal values. If the net book value of the reporting unit exceeds the fair value, the Company would then perform the second step of the impairment test which requires allocation of the reporting unit’s fair value of all of its assets and liabilities in a manner similar to a purchase price allocation, with any residual fair value being allocated to goodwill. The implied fair value of the goodwill is then compared to the carrying value to determine impairment, if any.

The Company determines the fair value of a reporting unit using the Income Approach, which utilizes a discounted cash flow model, as it believes that this approach best approximates its fair value at this time. The Company has corroborated the fair values using the Market Approach. Judgments and assumptions related to revenue, gross profit, operating expenses, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. Additionally, the Company evaluated the reasonableness of the estimated fair value of its reporting units by reconciling to its market capitalization. This reconciliation allowed the Company to consider market expectations in corroborating the reasonableness of the fair value of the reporting unit. The ability to reconcile the gap between the market capitalization and the aggregate fair value depends on various factors, some of which are quantitative, such as an estimated control premium that an investor would be willing to pay for a controlling interest in the Company, and some of which are qualitative and involve management judgment, including stable relatively high backlog and growing pipe line.

In 2007, preceding to the sale of Mainsoft, the Company had two reporting units: Mainsoft and the overall IT modernization reporting unit. Step one of this assessment resulted that the carrying value of Mainsoft’s reporting unit exceeding its fair value. The other reporting unit fair values exceeded its carrying value. Accordingly, the Company performed the second step only with relation to Mainsoft’s reporting unit. The second step determines the implied fair value of goodwill by allocating the reporting unit’s fair value to all of its assets and liabilities, with any residual fair value being allocated to goodwill. The Company determined that the carrying value of goodwill related to Mainsoft should be impaired. As a result, the Company recorded a non-cash impairment charge related to its goodwill of $7 million in 2007 that was recorded in discontinued operation (See Note 15).

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies (Cont.):

I.	Goodwill and other purchased intangible assets (Cont.):

In relation to the sale of Mainsoft, in the second quarter of 2008 the Company had an additional impairment of $3.8 million that was charged to discontinued operation in order to reflect its investment in Mainsoft based on its fair value upon signing LOI dated July 7, 2008.

In 2008, following the sale of Mainsoft, the Company is one operating segment and therefore one reporting unit related to its overall IT modernization. In 2008, step one of this assessment resulted that the carrying value of the IT modernization reporting unit exceeds its fair value. As described in the preceding paragraphs, the second step was performed by allocating the reporting unit’s fair value to all of its assets and liabilities, with any residual fair value being allocated to goodwill. The Company determined that the carrying value of goodwill should be impaired. As a result, the Company recorded a non-cash goodwill impairment charge of $13.3 million in 2008.

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

During the year ended December 31, 2008, the Company did not capitalized research and development costs since all costs incurred between the completion of detailed program design and the point in which the products were ready for general release have been insignificant (in 2007: $3.9 million, and in 2006: $6.4 million) and amortized capitalized research and development costs aggregating $8.2 million (in 2007: $8.9 million, and in 2006: $5.6 million) included in cost of revenues.

In the Company’s management estimate, total capitalized costs do not exceed the net realizable value of the software product. In the event that unamortized research and development costs exceed the net realizable value of the product, they would be written down to net realizable value.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies (Cont.):

J.	Research and Development Costs (cont.):

In the second quarter of 2008, Mainsoft impaired $7.1 million with respect to capitalized software development costs which is presented as discontinued operation (see Note 15). The impairment was charged in order to reflect the fair value of Mainsoft based upon the consideration assigned to Mainsoft in a LOI dated July 7, 2008. Management did not identify any additional impairment during the years ended 2008, 2007 and 2006.

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

The Company has expensed compensation costs, applying the accelerated vesting method, (graded vesting) based on the grant-date fair value estimated in accordance with the original provisions of FAS 123, and previously presented in the pro forma footnote disclosures. Results for prior periods have not been restated as explained above. For the year ended December 31, 2008, 2007 and 2006 the Company recorded stock-based and RSUs compensation costs in the amount of $2,825, $1,025 and $40 thousand, respectively. On December 31, 2008, the total unrecognized stock-based and RSUs compensation costs amounted to $2,084 thousand, and are expected to be recognized over of the next 3 years.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies (Cont.):

K.	Employee Share Options (Cont.):

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

For multiple elements arrangements, SOP 97-2 requires that the fair value of each component in a multiple element arrangement will be determined based on the vendor’s specific objective evidence (VSOE) for that element, and revenue is allocated to each component based on its fair value. SOP 98-9 requires that revenue be recognized under the “residual method” when VSOE does not exist for all the delivered elements, VSOE of fair value exists for all undelivered elements, and all other SOP 97-2 criteria are met. The specific objective evidence for the PCS is established by the price charged on PCS renewed.

The Company recognizes revenues from consulting fees based on the number of hours performed.

In some of the agreements with the Company’s customers, the customers have the right to receive unspecified upgrades on an if-and-when available basis (the Company does not provide specific upgrades). These upgrades are considered Post-Contract Support (PCS). Revenues allocated to the PCS are recognized ratably over the term of the PCS.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies (Cont.):

L.	Revenue Recognition (Cont.):

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

On December 31, 2008 approximately $13.3 million (on December 31, 2007: $7.9 million) of the accounts receivable balance was unbilled due to the customers payment terms.

The Company presents revenues from products and revenues from services in separate line items.

The product revenues line item includes revenues generated from (i) standalone software products and (ii) software products that were included in multiple-element arrangements and were separated pursuant to SOP 97-2 as aforementioned.

In the services revenue line item, the Company included (i) revenues generated from standalone consulting services, (ii) revenues generated from stand alone post contract support (“PCS”), (iii) revenues accounted for pursuant to SOP 81-1 and (iv) revenues generated from PCS included in multiple-element arrangement and were separated pursuant to SOP 97-2 as aforementioned.

Tax collected from customers and remitted to governments authorities (including VAT) are presented in income statement on a net basis.

M.	Advertising Costs:
The Company expenses advertising costs as incurred. Advertising costs for the years ended December 31, 2008, 2007, and 2006 were $318, $90, and $121 thousand, respectively.

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

The adoption of FIN 48 did not result in a change to the Company’s retained earning. As of December 31, 2008, there are no unrecognized tax benefits.

Deferred taxes are determined utilizing the “asset and liability” method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, when it’s more likely than not that deferred tax assets will not be realized in the foreseeable future. Deferred tax liabilities and assets are classified as current or non-current based on the expected reversal dates of the specific temporary differences.

O.	Earnings (loss) Per Share:
Earnings (loss) per share (“EPS”) were computed in accordance with the provisions of SFAS No. 128 of the FASB (“SFAS No. 128”). SFAS No. 128 requires the presentation of both basic and diluted EPS.

Basic net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year (see also Note 13C).

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

With respect to trade receivables, the risk is limited due to the geographically spreading, nature and size of the entities that constitute the Company’s customer base. The Company assesses the financial position of its customers prior to the engagement with them, and has not encountered material credit difficulties therewith.

	2.	Fair value of financial instruments:

The financial instruments of the Company consist mainly of cash and cash equivalents, marketable securities, bank deposit accounts, credit facilities, trade payables, trade receivables and derivatives.

The carrying amount of cash and cash equivalents, trade receivables and trade payables approximates their fair values due to the short-term maturities of these instruments. The fair value of marketable securities is based on quoted market prices. The fair value of derivative instruments is estimated by using a fair value model or quoted market.

Effective January 1, 2008, the Company adopted SFAS 157, “Fair Value Measurements” and, effective October 10, 2008, adopted FSP No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, except as it applies to the nonfinancial assets and nonfinancial liabilities subject to FSP 157-2. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value (see also Note 3):

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical asset or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies (Cont.):

P.	Financial Instruments (cont.):
	2.	Fair value of financial instruments (cont.):
The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimized the use of unobservable inputs when measuring fair value.

Q.	Comprehensive Income:

The Company accounts for comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income”. This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in stockholders’ equity during the period except those resulting from investments by, or distributions to, stockholders. The Company determined that its items of other comprehensive income includes, in addition to net income, gains and losses on available for sale securities.

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

The Company uses foreign currency options, forward exchange contracts and forward interest contracts to assist in managing financial risks. The Company does not use derivative financial instruments for speculative purposes. These instruments are recognized at fair value, with all changes in fair value recorded in current period earnings, as these transactions have not been designated by management as hedging instruments under SFAS 133. The net loss recognized in earnings during 2008, representing the derivative instruments was $55 thousand (in 2007: gain of $833 thousands). As of December 31, 2008 the Company has open forward exchange contracts (notional amounts) of $6.6 million (December 31, 2007: LIBOR interest forward transaction for $8.4 million at an average interest rate of 4.95%).

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies (Cont.):

S.	Treasury Shares:

The Company repurchases its Ordinary shares from time to time on the open market and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders’ equity.

T.	Transfers of Financial Assets:

SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SFAS No. 140), establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. The underlying conditions are met for the transfer of financial assets to qualify for accounting as a sale. The transfers of financial assets are typically performed by the sell of receivables to on financial institution.

In 2008 and 2007, the Company sold trade receivables to financial institution in a total amount of $24.2 and $11.4 million respectively, at an average annual rate of Libor plus 1.75%-2%. Control and risk of those trade receivables were fully transferred and accounted for as a sale in accordance with SFAS No. 140. The agreements, pursuant to which the Company sells its trade receivables, are structured such that the Company (i) transfers the proprietary rights in the receivable from the Company to the financial institution; (ii) legally isolates the receivable from the Company’s other assets, and presumptively puts the receivable beyond the legal reach of the Company and its creditors, even in bankruptcy or other receivership; (iii) confers on the financial institution the right to pledge or exchange the receivable; and (vi) eliminates the Company’s effective control over the receivable, in the sense that the Company is not entitled and shall not be obligated to repurchase the receivable other than in case of failure by the Company to fulfill its commercial obligation.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies (Cont.):

U.	Registration Payment Arrangements

The Company accounts for registration payment arrangements pursuant to FSP, 00-19-2, “Accounting for Registration Payment Arrangements.” The FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement should be separately recognized and measured in accordance with FAS No. 5, “Accounting for Contingencies.” The FSP further clarifies that a financial instrument subject to a registration payment arrangement should be accounted for in accordance with other applicable GAAP without regard to the contingent obligation to transfer consideration pursuant to the registration payment arrangement. The FSP was effective immediately for registration payment arrangements and financial instruments subject to those arrangements that were entered into or modified subsequent to December 15, 2006. For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to December 15, 2006, the FSP was effective for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years. The Company adopted FSP 00-19-2 at the beginning of January 1, 2007. The adoption affected the beginning of the adoption year equity (see note 11B3).

V.	Recently Issued Accounting Pronouncements:

In April 2008, the FASB issued FSP 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions on legal and contractual provisions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets.” FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Company is currently assessing the impact of FSP 142-3 on the consolidated financial position and results of operations.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities,” (“SFAS No. 161”) as an amendment to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 161 requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. The fair value of derivative instruments and their gains and losses will need to be presented in tabular format in order to present a more complete picture of the effects of using derivative instruments. SFAS No. 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact of adopting this pronouncement.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies (Cont.):

V.	Recently Issued Accounting Pronouncements (Cont.):

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“FAS 141R”). FAS 141R provides revised guidance on how acquirers recognize and measure the consideration, identifiable assets acquired, liabilities assumed, contingencies, non-controlling interests and goodwill acquired in a business combination, and expands disclosure requirements surrounding the nature and financial effects of business combinations. Key changes include: acquired in-process research and development will no longer be expensed on acquisition, but capitalized and assessed for impairment where relevant and amortized over its useful life; acquisition costs will be expensed as incurred; restructuring costs will generally be expensed in periods after the acquisition date; the consideration in shares would be valued at closing date; and in the event that a deferred tax valuation allowance relating to a business acquisition, including from prior years, is subsequently reduced, the adjustment will be recognized in the statement of income. Early adoption is not permitted. As applicable to Company, this statement will be effective, on a prospective basis, as of the year beginning January 1, 2009. The Company believes that the initial adoption of FAS 141R will not have a material impact on its consolidated financial statements.

However, if the Company consummates business combinations after the adoption of FAS 141R, this could significantly impact the consolidated financial statements as compared to prior acquisitions which were accounted for under existing GAAP requirements, due to the changes described above.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements-an amendment of Accounting Research Bulletin 51” (“FAS 160”), which establishes accounting and reporting standards for non-controlling interests in a subsidiary and deconsolidation of a subsidiary. Early adoption is not permitted. As applicable to Company, this statement will be effective as of the year beginning January 1, 2009. The adoption of FAS 160 will not have a material impact on the consolidated financial statements.

On November 14, 2007, the FASB agreed to a one-year deferral for the implementation of SFAS No. 157 for non-financial assets and liabilities. The Company is currently assessing the impact of SFAS No. 157 for non-financial assets and liabilities on its consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies (Cont.):

V.	Recently Issued Accounting Pronouncements (Cont.):

In April 2008, the FASB issued EITF 07-05, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock,” (“EITF 07-05”). EITF 07-05 provides guidance on determining what types of instruments or embedded features in an instrument held by a reporting entity can be considered indexed to its own stock for the purpose of evaluating the first criteria of the scope exception in paragraph 11(a) of SFAS No. 133. EITF 07-05 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and early application is not permitted. Following the adoption, some of the Company’s warrants will be accounted for as a derivative. The impact of this EITF on the beginning of 2009 equity is not expected to be material.

In November 2008, the Emerging Issues Task Force (EITF) issued Issue 08-6, “Accounting for Equity Method Investments” (FSP EITF 08-6), because of questions raised regarding the application of the equity method after FASB Statement 160 and FASB Statement 141(R) were issued. This EITF issue addresses other-than-temporary impairment, the accounting for gains or losses on issuance of shares by the investee and the loss of significant influence such that the accounting method must change. EITF 08-06 is effective on a prospective basis for transactions in an investee’s shares occurring or impairments recognized in fiscal years, beginning after December 15, 2008. The Company does not expect EITF 08-6 to have a significant impact on the accounting for its equity investments.

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

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Certain Transactions (cont.):

A.	TIS

In January 2008, the Company entered into an agreement for the purchase of the entire outstanding share capital of TIS Consultants Ltd., or TIS, a company incorporated in Cyprus, that wholly owns a subsidiary incorporated in India, TISA Software Consultants Private Limited. TIS provides consulting services, solutions and value added products to the banking industry, specializing in the market for Temenos GLOBUS/T24™. TIS’ acquisition expands the Company’s products offerings and services.

Under the agreement, the Company paid to the selling shareholders an amount of $500,000 and an additional amount of $700,000 as a nonrefundable advance payment on account of contingent consideration described below. As part of the transaction, the Company undertook to pay the selling shareholders contingent consideration equal to 5.5 times of the average operating profit of TIS in 2008, 2009 and 2010 but not less than the maximum operating profit in a certain year during this period. The Company undertook to pay nonrefundable down payments in February 2009, February 2010 and February 2011, in each case based on the operating profit in previous years. Furthermore, the Company undertook to pay additional incremental consideration based on the growth in TIS’ revenues in each of 2008, 2009 and 2010 in an amount of up to 35% of the revenue growth in each of these years compared to the previous year. The Company is in a dispute with TIS regarding the earn-out calculation and therefore, the Company did not pay the down payment for 2008, due in February 2009. The selling shareholders notified us of their intent to submit a claim against us for such payment. The Company’s maximum unrecognized liability in that regard approximates $5 million.

The acquisition was accounted for by the purchase method. The results of operations of TIS are included in the consolidated financial statement commencing January 1, 2008. The consideration of the acquisition was attributed to net assets acquired and liabilities assumed based on their fair value. Upon a purchase price allocation, an amount of $1,088 thousand was allocated to core technology and to be amortized over a 5 years period and an amount of $795 thousand was allocated to estimated fair value of the customers related intangible assets, which is being amortized over its estimated useful life - currently 5 years. The future contingent consideration, if established, will be recorded as goodwill.

The amount assigned to assets acquired and liabilities assumed exceeded the cost of the acquired entity and therefore recognized as liability in accordance with paragraph 46 to SFAS 141 since the final consideration contains a contingent consideration payment.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Certain Transactions (cont.):

A.	TIS (cont.):
The following table summarizes the fair values of assets acquired and liabilities assumed as of the date of purchase:

(in thousands)

Current assets	$577
Property and equipment	67
Technology	1,088
Customer related intangible asset	795

Total tangible and intangible assets acquired	2,527

Current liabilities	330

Total liabilities assumed	330

Net assets acquired	$2,197

Cost of investment
Cash paid	$1,209
Contingent consideration	988

$2,197

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Certain Transactions (Cont.):

B.	JLC Russia

In May 2008, the Company purchased the activity of a professional outsourcing center in Nitzni (Russia), in order to expand the Company’s off-shore center in Russia, for a total consideration of $1.18 million. Under the terms of the transaction, the Company agreed to pay to the selling shareholders an additional consideration if certain criteria are met, based on the revenues growth of the JLC’s activity in each of the years 2008 and 2009. Accordingly, during the period from May 1, 2008 to December 31, 2008, additional consideration of $406 thousand was accrued as a contingent consideration and will be paid in April 2009.

The acquisition was accounted for by the purchase method. The results of operations of JLC are included in the consolidated financial statement commencing May 1, 2008. The consideration of the acquisition was attributed to net assets acquired and liabilities assumed based on their fair value. Upon a purchase price allocation an amount of $295 thousand was allocated to estimated fair value of the customer related intangible assets, which is being amortized over its estimated useful life - currently 5 years, and an amount of $91 thousand was allocated to backlog and is being amortized over a 1 year period. The excess cost of the acquisition over the fair value of net tangible and intangible assets amounted to $710 thousand and was allocated to goodwill. The future contingent consideration, if established, will be recorded as goodwill.

The following table summarizes the fair values of assets acquired and liabilities assumed as of the date of purchase:

(in thousands)

Current assets	$424
Goodwill	710
Backlog	91
Customer related intangible asset	295

Total tangible and intangible assets acquired	1,520

Current liabilities	335

Total liabilities assumed	335

Net assets acquired	$1,185

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Certain Transactions (Cont.):

C.	Amalgamated Software North America (ASNA):

In August 2007, the Company entered into an agreement to purchase the entire outstanding share capital of Amalgamated Software North America Inc. (ASNA), a private company based in San Antonio, Texas, for a total consideration of $7 million. Under the terms of the transaction, the Company agreed to pay to the selling shareholders an additional consideration if certain criteria are met, based on ASNA’s earnings before interest and taxes for the year 2007. Those criteria have not been met and no additional consideration was paid. In addition, the Company shall be required to pay to the selling shareholders an additional amount, calculated incrementally, based on a multiplier of between 6.5 times to 8 times of ASNA’s average net profit in 2008 and 2009, if the average annual net profit exceeds a certain level. The future contingent consideration, if established, will be recorded as goodwill. Those criteria have not been met for 2008 and therefore, the Company was not required to pay additional consideration with respect to this year.

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

The acquisition was accounted for by the purchase method. The results of operations of ASNA are included in the consolidated financial statement commencing August 1, 2007. The consideration of the acquisition was attributed to net assets acquired and liabilities assumed based on their fair value. Upon a purchase price, an amount of $1.9 million was allocated to core technology and to be amortized over a 5 years period. An amount of $1.1 million was allocated to estimated fair value of the customers related intangible assets, which is being amortized over its estimated useful life - currently 8 years, and an amount of $1.3 million was allocated to other intangible assets (mainly brand name) and is being amortized over a 10 years period. The excess cost of the acquisition over the fair value of net tangible and intangible assets amounted to $3.7 million and was allocated to goodwill. The future contingent consideration, if established, will be recorded as goodwill.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Certain Transactions (Cont.):

C.	Amalgamated Software North America (ASNA) (Cont.):
The following table summarizes the fair values of assets acquired and liabilities assumed as of the date of purchase:

(in thousands)

Current assets	$919
Investment in affiliate company	205
Property and equipment	181
Brand name	958
Distribution agreement	359
Goodwill	3,718
Technology	1,930
Customer related intangible asset	1,142

Total tangible and intangible assets acquired	9,412
Current liabilities	2,122

Total liabilities assumed	2,122

Net assets acquired	$7,290

D.	BridgeQuest Inc.

Effective April 2007, the Company entered into an agreement to purchase the entire outstanding share capital of BridgeQuest Inc., a North Carolina corporation that manages and operates, through a wholly owned subsidiary, a professional outsourcing center in St. Petersburg, Russia. BridgeQuest is experienced in providing development services from the Russian Federation. The consideration amounted to $2 million. Under the terms of the transaction, as amended by the parties in January 2008, the Company granted to the selling shareholders warrants to purchase 200,000 BluePhoenix’ ordinary shares valued at $2.5 million based on B&S pricing model on the commitment date upon reaching the relevant milestone. These warrants were exercised in 2008 and paid the selling shareholders an additional consideration of $1.8 million, computed based on BridgeQuest revenues and earnings before interest and taxes, during the period from April 1, 2007 to December 31, 2007. On December 31, 2008, the Company signed an amendment to the agreement, pursuant to which the Company committed to pay the selling shareholders an amount of $1,620,000 as final consideration in connection with the transaction payable as follows: $750,000 on January 31, 2009 which has already been paid; $310,000 on October 1, 2009; and $560,000 on February 15, 2010. This amount was recorded as a contingent consideration against goodwill as of December 31, 2008.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Certain Transactions (Cont.):

D.	BridgeQuest Inc. (Cont.):

The acquisition was accounted for by the purchase method. The results of operations of BridgeQuest are included in the consolidated financial statement commencing April 1, 2007. The consideration of the acquisition was attributed to net assets acquired and liabilities assumed based on their fair value. Based on a of a purchase price allocation, an amount of $0.5 million was allocated to core technology and to be amortized over a 5 years period. An amount of $0.7 million was allocated to estimated fair value of the customers related intangible assets, which is being amortized over its estimated useful life - currently 8 years. The excess cost of the acquisition over the fair value of net tangible and intangible assets amounted to $2.3 million and was allocated to goodwill. The future contingent consideration, if established, will be recorded as goodwill.

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

In December 2006, the Company acquired from a company incorporated in the United Kingdom, CodeStream Software Ltd., certain business activities in the field of modernization of legacy databases, particularly IDMS and other mainframe platforms. Pursuant to the purchase agreement, the Company hired 18 persons previously employed by CodeStream and assumed all the obligations in respect of the purchased activities. In consideration thereof, the Company paid to CodeStream $10.2 million. Pursuant to the purchase agreement, as amended in December 2007, an amount of $2.1 million was paid in 2008 and was recorded against goodwill. In addition, as a contingent consideration for the purchased activity, the Company issued the selling shareholders 400,000 BluePhoenix ordinary shares in April 2008 valued at $3.8 million based on the share price on the commitment date, upon reaching certain milestone, and undertook to pay an additional amount of $2.5 million. This amount will be paid in April 2009. All amounts were recorded against goodwill as of December 31, 2008.

F.	I-Ter/Informatica & Territorio S.p.A.:

In the second quarter of 2005, the Company entered into an agreement to purchase the entire outstanding share capital of I-Ter/Informatica & Territorio S.p.A., referred to as I-Ter. Pursuant to the purchase agreement, the Company paid to the selling shareholders of I-Ter $1.4 million. In addition, under the terms of the agreement, the Company agreed to pay the selling shareholders an additional contingent consideration based on I-Ter’s average earnings before interest and taxes, for the years 2005 through 2007. The total consideration on behalf of those years amounted to $6.5 million and was recorded as goodwill. The Company’s outstanding liability in this regard as of December 31, 2008 was $1.8 million due in two installments to be paid in the first half of 2009.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Certain Transactions (Cont.):

G.	Unaudited Pro Forma Information:

The following unaudited pro forma summary presents information as if the acquisition of BridgeQuest and Asna had occurred as of January 1, 2007 and 2006, the acquisition of TIS and JLC’s activity had occurred as of January 1, 2008 and 2007 and the acquisition of CodeStream occurred as of January 1, 2006. The pro forma information, which is provided for informational purposes only, is based on historical information and does not necessarily reflect the results that would have occurred, not is it necessarily indicative of future results of operations of the consolidated entity.

	Year ended December 31,

	2008	2007	2006

	(In thousands, except per share data)

	(Unaudited)

Revenues	$92,702	$90,213	$74,067
Net income (loss)	$(20,041)	$(3,121)	$3,478
Earning (loss) per share – basic	$(0.95)	$(0.18)	$0.25
Earning (loss) per share – diluted	$(0.95)	$(0.18)	$0.24

Note 3 – Fair Value Measurement:

In accordance with SFAS 157, the Company measures its cash equivalents, marketable securities, and foreign currency derivative contracts at fair value. Cash equivalents, marketable securities, and severance pay fund are classified within Level 1 or Level 2. This is because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on market observable inputs of forward and spot prices for currencies.
The Company’s financial assets measured at fair value or a recurring basis, consisted of the followings types of instruments as of December 31, 2008:

	Fair value measurements using input type

	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$30,308	$–	$–	$30,308
Marketable securities	423	–	–	423
Foreign currency derivates, net	–	5	–	5

	$30,731	$5	$–	$30,736

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 – Property and Equipment, Net:

Composition of property and equipment, grouped by major classifications:

	December 31,

	2008	2007

	(in thousands)

Cost:
Computers and peripheral equipment	$9,668	$8,626
Office furniture and equipment	992	1,033
Leasehold improvements	519	470
Motor vehicles	488	278

	11,667	10,407

Accumulated Depreciation:
Computers and peripheral equipment	7,979	7,071
Office furniture and equipment	728	629
Leasehold improvements	321	257
Motor vehicles	146	137

	9,174	8,094

Depreciated cost	$2,493	$2,313

Depreciation expenses totaled $1,003, $870, and $623 thousand for the years ended December 31, 2008, 2007, and 2006, respectively.

Note 5 – Goodwill:

	December 31,

	2008	2007

	(in thousands)

Carrying amounts at beginning of year	$49,683	$33,827
Acquired*	15,651	15,856
Goodwill impairment	(13,328)	–

Carrying amount at end of year	$52,006	$49,683

* Including contingent consideration.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 – Intangible Assets and Others, Net:

Composition:

		December 31,

		2008	2007

	Useful life years	(in thousands)

Original amount:
Technology	5	$45,948	$44,860
Customer related intangible assets	5-8	4,659	3,569
Distribution agreement related intangible assets	11	359	359
Brand name related intangible assets	12	958	958
Deferred tax asset		1,368	790
Others		203	145

		53,495	50,681

Accumulated amortization:
Technology		28,301	20,103
Customer related intangible assets		1,685	982
Distribution agreement related intangible assets		51	24
Brand name related intangible assets		120	32
Other		187	109

		30,344	21,250

		$23,151	$29,431

Note 6 – Intangible Assets and Others, Net (Cont.):

The estimated future amortization of the intangible assets (excluded of deferred tax assets) as of December 31, 2008 is as follows:

(in thousands)

2009	$7,852
2010	6,326
2011	3,877
2012	1,948
2013	817
2014 and thereafter	963

$21,783

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The amounts accrued and the amounts funded with managers’ insurance policies are as follows:

	December 31,

	2008	2007

	(in thousands)

Accrued severance pay	$5,610	$5,222
Less - amount funded	3,813	3,673

	$1,797	$1,549

B.	Expenses:
The expenses related to severance pay for the years ended December 31, 2008, 2007, and 2006 were $1,273, $762, and $909 thousand, respectively.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 – Provision for Losses in Formerly-consolidated Subsidiary:

Liraz, a wholly owned subsidiary of the Company, was liable until October 2007 for a credit facility guarantee in a former subsidiary it had consolidated until the second quarter of 2001. The provision for such liability as of December 31, 2006 was accounted for under SFAS 5 and FIN 45 and amounted to $2 million, representing the maximum potential amount Liraz has guaranteed to secure a bank loan of the said subsidiary.
Pursuant to an agreement signed in October 2007 with Cicero, the Company repaid $1.7 million on behalf of Cicero to cover part of Cicero’s credit facility with the bank. In connection therewith, a $2.0 million bank guarantee that the Company previously provided to Bank Ha’Poalim to secure Cicero’s bank loans, was released. Accordingly, on that repayment date, an amount of $300 thousand was charged to earnings.
As consideration thereto Cicero issued to the Company (a) a $1.0 million senior promissory note, bearing an annual interest rate of LIBOR + 1% (or in the event of any unpaid interest, LIBOR + 4%) payable in two installments, the first installment of $350 thousand due on January 30, 2009 and was already paid during 2008, and the second installment of $671 thousand due on December 31, 2011. The Company is entitled to receive Cicero’s shares instead of any unpaid debt (b) 2,546,149 ordinary shares of Cicero. Cicero committed to register these share for trade until certain date, otherwise the Company is entitled to additional shares (see also note 13B5).
As of December 31, 2008, the Company holds 2,801,997 ordinary shares of Cicero and which are classified as the entire available-for-sale marketable securities in the balance sheet. Unrealized loss in 2008 amounted to $257 thousand (gain of $178 thousand in 2007). No loss or gain was realized during those years.

Note 9 – Loans from Banks and Others:

A.	Composition:

		December 31,

		2008	2007

Average Interest rate as of December 31, 2008		Total long-term liabilities net of current portion

%	Linkage Basis	(in thousands)

6.30	€	$69	$–
4.74		$16,000	135
Less - current portion		(1,021)	–

		$15,048	$135

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 – Loans from Banks and Others (Cont.):

B.	Long-term Loans from Banks and Other are due as follows:

	December 31,

	2007	2006

	(in thousands)

First year (current portion)	$1,021	$135
Second year	4,252	–
Third year	6,483	–
Fourth year and thereafter	4,313	–

Total	$16,069	$135

Note 10 – Commitments and Contingencies:

A.	Commitments:
1.

Lease. The Company rents its offices, vehicles and, other equipment under various operating lease agreements. Rent expenses for the years ended December 31, 2008, 2007 and 2006 were $2.3 million, $3.0 million and $2.7 million. Aggregate minimum rental commitments under non-cancelable leases as of December 31, 2008 were as follows:

	Office Facilities	Vehicles, Equipment, and Other

Fiscal 2009	$825	$2,113
Fiscal 2010	531	858
Fiscal 2011	238	608
Fiscal 2012	6	174
Thereafter	–	47

	$1,600	$3,800

2.

Customers’ bank guarantees.Under agreements between the Company and certain of its customers, the Company undertook to provide such customers a bank guarantee for the assurance of performance of its obligations under its agreements with such customers. As of December 31, 2008, there are outstanding bank guarantees on behalf of customers in the aggregate amount of $286 thousand.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 – Commitments and Contingencies (Cont.):

A.	Commitments (cont.):
3.

Chief Scientist. Three of the Company’s subsidiaries have entered into agreements with the OCS; these subsidiaries are obliged to pay royalties to the OCS at a rate of 3% on sales of the funded products, up to 100% of the dollar-linked grant received in respect of these products from the OCS. As of December 31, 2008, the contingent liability that was not recognized amounted to $921 thousand.

4.

Ministry of Production in Italy. In July 2007, the Company’s subsidiary, I-Ter, received a final approval from the Ministry of Production in Italy for its Easy4Plan product. Easy4Plan is a workflow management tool designed for ISO9000 companies. The total funds received from the Ministry of Production amounted to approximately $650 thousand, of which 30% are a grant, and the balance is an 8-year loan to be repaid by I-Ter. The loan bears a nominal annual interest. 90% of the funds were received in December 2007. The remaining 10% are subject to a final review by the Ministry of Production. As of December 31, 2008 the liability amounted to $384 thousand.

5.

Credit lines from banks. In connection with the credit line from Bank Discount Le’Israel Ltd, Bank Ha’Poalim Ltd., The First International Bank Ltd., the Company committed to certain covenants related to its operation such as:

		a)	Maintaining a minimum level of shareholders’ equity of no less than 40% of the Company’s total assets and no less than $50 million;

		b)	Maintaining a minimum level of tangible shareholders’ equity of no more than a deficit of $30 million;

		c)	Maintaining a level of annual operating income before impairment, depreciation and amortization of no less than $5 million; and

		d)	Maintaining the ratio of the Company bank liabilities to current assets, excluding other current assets, of no more than 40%.

As of December 31, 2008, the Company met all such financial covenants.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 – Commitments and Contingencies (Cont.):

B.	Contingencies:
1.

In July 2003, a former Liraz shareholder filed an application with the Tel-Aviv-Jaffa District Court to approve a claim filed by him against the Company, as a class action. The claim relates to the acquisition of Liraz shares that the Company completed in March 2003. The shareholder alleges that the share price that the Company paid to Liraz’s shareholders in the tender offer and in a subsequent mandatory purchase was lower than the fair price of Liraz shares. The maximum amount of the claim is approximately $8.7 million in the aggregate. Under Israeli law, the court’s approval is required for the plaintiff to represent all of the shareholders of Liraz who sold their shareholdings to the Company pursuant to the tender offer and the mandatory acquisition. The plaintiff has applied for such approval in the lawsuit. The Company believes that the allegations against it in this proceeding are without merit and intends to vigorously defend the claim and contest the allegations made therein.

2.

The Company evaluates estimated losses for indemnifications due to product infringement under SFAS No. 5, “Accounting for Contingencies,” as interpreted by FIN 45. At this time, it is not possible to determine the maximum potential amount under these indemnification clauses due to lack of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Such indemnification agreements may not be subject to maximum loss clauses. Historically, the Company has not incurred material costs as a result of obligations under these agreements and has not accrued any liabilities related to such indemnification obligations in the Company’s financial statements.

Note 11 – Shareholders’ Equity:

A.	Share Capital:
1.

On January 31, 1997, the Company’s ordinary shares were first offered in an initial public offering. Since this transaction, the Company’s shares have been traded in the United States on the NASDAQ Global Market. Their current symbol is “BPHX.”

In January 2001, the Company’s ordinary shares were listed for trading on the Tel-Aviv stock Exchange under the “Dual Listing” arrangement. Ordinary share confers upon their holders the rights to receive notice to participate and vote in general meeting of the Company, and the right to receive dividends if declared.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Shareholders’ Equity (Cont.):

A.	Share Capital (cont.):
2.

The Company holds a total of 2,326,146 of its shares in a total consideration of $15.2 million. All of the Company’s ordinary shares have equal voting rights. However, under applicable Israeli law, the shares held by the Company have no voting rights and, therefore, are excluded from the number of its outstanding shares.

In March 2008 the board of directors approved two by-back programs. Under the buy-back programs, the Company may purchase its shares from time to time, subject to market conditions and other relevant factors affecting the Company. In 2008 the Company repurchased 677,302 of its shares for an aggregate amount of $1.6 million under the buy-back programs.

	3.	In the first quarter of 2007 FIMI exercised 210,000 warrants and 100,715 ordinary shares were issued to Infinity.

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

The shares and warrants overcome all criteria set forth in SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” and EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled In, a Company’s Own Stock”. In addition, the commitment to register the shares and to keep the filling in effect was analyzed pursuant to the FSP EITF 00-19-2 “Accounting for Registration Payment Arrangements” and was accordingly determined under the provision of SFAS 5. As of the balance sheet date the Company has not recorded a liability thereof. The proceeds amount net of issuance costs totaled $33 million and was recorded in equity.

B.	Share Options:
	1.	Employee Share Option Plans:

On December 31, 2008, the Company had two share-based compensation plans: (a) the 1996 share option plan. (b) The 2007 Restricted Share Units plan. Both plans are described below. The compensation costs that were charged to income for those plans amounted to $2.8 million and $1 million for 2008 and 2007 respectively.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Shareholders’ Equity (Cont.):

B.	Share Options (cont.):
	1.	Employee Share Option Plans (cont.):

In 1996, the Company adopted two option plans (the 1996 Share Option Plan). One of these option plans was terminated after all options granted under it were exercised. Pursuant to the other 1996 option plan, as amended, the Company reserved 3,700,000 ordinary shares for issuance to directors, officers, consultants and employees of the Company and its subsidiaries. The exercise price of the options granted under the 1996 option plan ranges from $2.25 to $10.50. As of December 31, 2008 114,598 stock options remain available for future awards.

Under the 1996 option plan, unless determined otherwise by the Board, options vest over a three to four years period from the date of grant and expire 10 years after grant date. Unvested options are forfeited 30-90 days following termination of employment. Any options that are forfeited before expiration become available for further grants.

The following table summarizes information about share options outstanding and exercisable as of December 31, 2008:

Options Outstanding		Options Exercisable

Number Outstanding on December 31, 2008	Weighted Average Remaining Contractual Life	Number Exercisable on December 31, 2008	Exercise Price

	Years		$

375,000	4.25	375,000	2.25
100,000	9.87	–	2.80
60,910	4.50	60,910	3.00
45,300	3.50	45,300	3.00
200,000	4.76	200,000	4.00
75,000	0.82	75,000	4.00
15,750	2.50	15,750	4.50
118,085	7.00	118,085	5.00
19,582	1.38	9,844	5.50
62,596	5.42	62,596	6.00
150,000	6.67	150,000	6.00
2,000	1.58	2,000	9.63
59,300	1.32	59,300	10.50

1,283,523		1,173,785

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Shareholders’ Equity (Cont.):

B.	Share Options (cont.):
	1.	Employee Share Option Plans (cont.):

Data related to the share option plan as of December 31, 2008, 2007 and 2006 and changes during the years ended on those dates are as follows:

	2008		2007		2006

	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

		$		$		$

Options outstanding at beginning of year	1,352,264	4.22	2,222,967	4.60	2,765,817	4.78

Changes during the year:
Granted	100,000	2.80	–	–	75,000	5.50
Exercised	(135,024)	4.24	(575,766)	5.07	(206,796)	3.53
Forfeited	(33,717)	5.67	(294,937)	5.89	(411,054)	6.19

Options outstanding at end of year	1,283,523	4.07	1,352,264	4.22	2,222,967	4.60

Options exercisable at year-end	1,173,785	4.17	1,266,796	4.2	2,017,300	4.71

Weighted-average fair value of options granted during the year*	1.45		–		2.65

*

The fair value of each option granted is estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0% for all years; expected volatility: 2008 - 50%, 2006 - 45%, risk-free interest rate: 2008 – 1.9%, 2006- 4.97%; and expected life: 2008 - 6.5 years, 2006 - 5.5 years.

As of December 31, 2008, there was no intrinsic value for outstanding and granted options since the exercise price was higher or the same as the market price. The interstice value of options exercised was $572 thousand. As of December 31, 2007 the intrinsic value of options outstanding was $18.8 million.

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
The Company uses the simplified method to compute the expected option term for options granted in accordance with SAB110.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Shareholders’ Equity (Cont.):

B.	Share Options (cont.):
	2.	Restricted Share Units (RSU):

In 2007, the Company adopted a Restricted Share Units plan (RSU). Under the RSU plan, as amended, the Company granted in 2008 and 2007, 447,750 and 179,500 RSUs respectively. Under the RSU plan, unless determine otherwise by the board of directors, RSUs vest over a three years period from the date of the grant.

During the forth quarter the Company accelerated the vesting period of 88,916 and 15,833 RSUs in 2008 and 2007 respectively, for an immediate vesting. The Company accounted for the acceleration in accordance with SFAS 123R and as such calculated the fair value of the RSUs on the acceleration date which resulted in an immediate compensation costs to that fair value in the amount of $772 and $322 thousand in 2008 and 2007 respectively.

Data related to the restricted share units as of December 31, 2007 and changed during the year are as follows:

	Year ended December 31,

	2008	2007

RSUs outstanding at the beginning of the year	163,667	–
Changes during the year:
Granted *	447,750	179,500
Exercised	(140,417)	(15,833)
Forfeited	(5,667)	–

RSUs outstanding at the end of the year	465,333	163,667

Weighted Average fair value at grant date	$6.71	$15.1

*	The fair value of RSUs is established based on the market value of the Company’s stock on the date of the award in accordance with SAB110. The average fair value of RSUs granted in 2008 was $6.7.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Shareholders’ Equity (Cont.):

B.	Share Options (cont.):
	3.	Convertible Debentures and Warrants:

All convertible debentures included this Note 11B3 were converted into share by the second quarter of 2007. On March 30, 2004, the Company completed a $5 million private placement of convertible debentures and warrants to institutional investors.

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

A new effective interest rate was determined based on the carrying amount of the original debt instrument and the revised cash flows. The deemed discount of the debentures is deducted from the liability and the issuance expenses, which are recorded as an asset, and was amortized using the interest method over a period of 44 months, the term of the debentures.

The difference between the fair value of the conversion option immediately following such modification and the fair value immediately prior to the modification, was recognized as a discount associated with the debt, and the offset to the discount was recognized in equity in accordance with EITF 05-7 in the amount of $325 thousand. The difference between the fair value of the modified warrants and the fair value of the original warrants (the warrants were revaluated based on the fair values of the underling shares) was deducted from the warrant derivative against a discount. The financial expense relating to the amortization of the discount of the debentures amounted to $58 and $303 thousand for the years ended December 31, 2007 and 2006, respectively. As of the end of fiscal 2007 second quarter all the debentures were converted to BluePhoenix’ ordinary shares.

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

Since the debentures include an anti-dilution adjustment and the conversion price is not fixed, the Company recorded the embedded conversion feature at fair value in the amount of $1.35 million at issuance date and it’s being marked to market in accordance with EITF 00-19 and EITF 05-02 “Meaning of Conventional Convertible Debt Instrument in Issue No. 00-19”.

In May 2006, as the Form F-3 relating to the convertible debentures was declared effective by the Securities Exchange Commission, the Company classified the fair value attributed to the warrants as equity. The warrants were revaluated to their fair value until such date.

On January 1, 2007 the Company applied FSP EITF 00-19-2 “Accounting for Registration Payment Arrangements” and accordingly recorded the difference between the embedded conversion derivative and the beneficial conversion feature at that date as beginning year equity in the amount of $451 thousand.

As of the end of 2007 first quarter all the debentures were converted to the Company’s ordinary shares and any unamortized discount was charged to financial expenses.

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

The exchange floor rate was accounted for as an embedded put option and accordingly was bifurcated from the host debt contract. The put option was recorded at fair value on the issuance date and is being marked to model in accordance with SFAS No 133” Accounting for Derivative Instruments and Hedging Activities”. During the years 2006 and 2007, financial expenses amounted to $808 and $260 thousand respectively in connection with the embedded put option.

As of December 31, 2007 all the convertible notes were converted into shares.

C.	Dividends:
The Company has not paid any cash dividends on its ordinary shares in the past and does not expect to pay cash dividends on its ordinary shares in the foreseeable future.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Taxes on Income:

A.	Tax Benefits under the Law for the Encouragement of Industry (Taxation), 1969:

The Company qualifies as an Industrial Company within the meaning of the Law for the Encouragement of Industry (Taxes), 1969 (the “Industrial Encouragement Law”). The Industrial Encouragement Law defines an “Industrial Company” as a company that is resident in Israel and that derives at least 90% of its income in any tax year, other than income from defense loans, capital gains, interest and dividends, from an enterprise whose major activity in a given tax year is industrial production. Under the Industrial Encouragement Law the Company is entitled to amortization of the cost of purchased know-how and patents over an eight-year period for tax purposes as well as the right to deduct for tax purposes, over a period of 3 years, expenses relating to public issuance of shares.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

B.	Tax Rate Applicable to Income in Israel:
Taxable income for Israeli companies is subject to tax at the rate of 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

C.	Deferred tax assets and liabilities:

Deferred tax reflect the net tax effects of temporary differences between the carrying amounts of assets or liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2008 and 2007 the Company’s deferred taxes were in respect of the following:

	December 31,

	2008	2007

	(in thousands)

Net operating losses carry forwards	$14,641	$10,728
Provisions for employee rights and other temporary differences	507	552

Deferred tax assets before valuation allowance	15,148	11,280
Valuation allowance	(13,102)	(10,391)

Deferred tax assets	2,046	889
Deferred tax liability	(263)	–

Deferred tax assets, net	$1,783	$889

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Taxes on Income (Cont.):

D.	Non-Israeli Subsidiaries:
Non-Israeli subsidiaries are taxed based upon tax laws in the country of domicile of the respective subsidiary.

E.	Income (loss) before Taxes on Income is composed as Follows:

	Year ended December 31,

	2008	2007	2006

	(in thousands)

Domestic (Israel)	$(31,372)	$(3,443)	$5,910
Foreign	11,181	2,968	(1,805)

	$(20,191)	$(475)	$4,105

F.	Taxes on Income Included in the Statements of Income:

	Year ended December 31,

	2008	2007	2006

	(in thousands)

For the reported year - current:
Domestic (Israel)	$21	$276	$5
Foreign	536	609	250

	557	885	255
Taxes related to prior years	7	208	(675)
Deferred taxes, net	(894)	(1,025)	13

	$(330)	$68	$(407)

G.	Uncertain Tax Position:

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

As a result of the implementation of FIN 48, there was no cumulative effect adjustment for unrecognized tax benefits, which would have been accounted for as an adjustment to the January 1, 2007 balance of retained earnings. The Company has recorded no liability for income taxes associated with unrecognized tax benefits at the date of adoption and have not recorded any liability associated with unrecognized tax benefits during 2007 and 2008. Accordingly, the Company has not recorded any interest or penalty in regard to any unrecognized benefit.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Taxes on Income (Cont.):

G.	Uncertain Tax Position:

The Company’s policy regarding interest and/or penalties related to income tax matters is to recognize such items as a component of income tax expense (benefit). The Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

H.	A reconciliation of the theoretical tax expense, assuming all income is taxed at the regular rates and the actual tax expense is as follows:

	December 31,

	2008	2007	2006

	(in thousands)

Income (loss) before taxes on income, per consolidated statements of income	$(20,191)	$(475)	$4,105

Theoretical tax income (expense) (31% in 2006, and 29% in 2007 and 27% in 2008)	5,451	(138)	1,273

Decrease in taxes resulting from the following differences:
Carry-forward losses for which the Company provided valuation allowance	(2,711)	992	(1,585)
Goodwill impairment	(3,598)	–	–
Effect of different tax rates in foreign subsidiaries	458	(1,029)	390
Taxes related to previous years	7	208	(663)
Non-deductible expenses	63	35	178

Taxes on income in the consolidated statements of income for the reported year	$(330)	$68	$(407)

Effective tax rate	–	–	–

I.	Tax Losses:
The Company and its subsidiaries have NOL carry forwards for income tax purposes as of December 31, 2008 of approximately $56 million.

J.	Tax Assessments:
The Company received final tax assessments in Israel through tax year 2003.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 – Supplementary Financial Statement Information:

A.	Balance Sheets:
	1.	Trade Accounts Receivables:

	December 31,

	2008	2007

	(in thousands)

Trade accounts receivable	$28,545	$23,187
Less provision for doubtful accounts	(313)	(954)

	$28,232	$22,233

2.	Other Current Assets:

	December 31,

	2008	2007

	(in thousands)

Prepaid expenses	$1,125	$804
Short-term lease deposits	434	346
Government departments and agencies	778	807
Interest and other income receivable	202	35
Deferred taxes	678	105
Employees	–	13
Related parties	–	30

	$3,217	$2,140

3.	Accounts Payable and Accruals - Other:

	December 31,

	2008	2007

	(in thousands)

Government departments and agencies	$761	$1,107
Employees and wage-related liabilities	6,921	5,393
Contingent consideration	9,389	8,754
Accrued expenses and other current liabilities	1,054	1,111

	$18,125	$16,365

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 – Supplementary Financial Statement Information (Cont):

A.	Balance Sheets (cont.):
	4.	The Company’s Long-lived Assets are as Follows:

	December 31,

	2008	2007

	(in thousands)

Israel	$8,106	$13,325
U.S.A.	9,741	11,822
Europe	2,293	1,923

	$20,140	$27,070

Long-lived assets information is based on the physical location of the assets at the end of each of the fiscal years. It is comprised from the Company’s property and equipment and Technology intangible asset. The Company does not identify or allocate goodwill by geographic areas.

B.	Statements of Operations:
	1.	Geographic Areas Information:
Sales: Classified by Geographic Areas:

The Company adopted Statement of Financial Accounting Standard No. 131, “Disclosures About Segments of an Enterprise and Related Information”, (“SFAS No. 131”). The Company operates in one operating segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of end customers.

The following present total revenues for the years ended December 31, 2008, 2007 and 2006:

	Year ended December 31,

	2008	2007	2006

	(in thousands)

Europe (other than Denmark)	$40,044	$31,725	$27,310
USA	22,660	17,840	9,558
Denmark	11,096	15,750	10,304
Israel	10,679	7,820	10,156
Other	7,266	8,087	4,047

	$91,745	$81,222	$61,375

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 – Supplementary Financial Statement Information (Cont.):

B.	Statements of Operations (cont.):
	2.	Principal Customers:
Major customer over 10% of the Company’s revenues:

	2008	2007	2006

Customer A	10%	–	–
Customer B	–	12%	11%
Customer C	–	–	15%
Customer D	–	11%	–

3.	Restructuring Expenses:

During the second and third quarter of fiscal year 2007, the Company implemented a restructuring plan which included reductions in workforce in all functions of the organization worldwide and closures of redundant facilities in order to reduce the Company’s cost structure. The Company followed SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities”. A restructuring charge of $694 thousand was recorded during the year ended December 31, 2007, which was related to severance and benefits to terminated employees. All expenses, including adjustments, associated with the Company’s restructuring plans are included in “Restructuring” in the Consolidated Statements of Operations.

4.	Financial Expenses, Net:

	Year ended December 31,

	2008	2007	2006

	(in thousands)

Interest income	$254	$437	$237
Foreign currency translation adjustments (see Note 1A3)	(1,705)	(767)	(88)
Interest expense	(731)	(1,800)	(1,117)
Debentures and convertible debt financial expenses	–	(2,002)	(2,981)
Income (loss) from derivative financial instruments and marketable securities	(55)	(211)	396

	$(2,237)	$(4,343)	$(3,553)

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 – Supplementary Financial Statement Information (Cont.):
B.	Statements of Operations (cont.):
	5.	Other Income, Net:

	Year ended December 31,

	2008	2007	2006

	(in thousands)

Dividend income (*)	$48	$134	$282
Decrease of provision for losses in formerly consolidated subsidiary (Note 8)	–	300	–
Settlement with Cicero (Note 8)	350	458	–

	$398	$892	$282

(*)	Dividend income from Steps Ventures, an Israeli venture capital investment group, in which the Company held 3.75% of their outstanding share capital. The Fund was liquidated in Q4 2008.

C.	Earnings per Share:

Basic earnings per share (“EPS”) were computed based on the average number of shares outstanding during each year. In computing diluted EPS, effect was given to share options outstanding in each period, using the treasury stock method, provided that such effect is not anti-dilutive.

The following table sets forth the computation of basic and diluted net earnings per share from continued operation:

		Year ended December 31,

		2008	2007	2006

		(in thousands)

1.	Numerator:
	Amount for basic earning (loss) per share - income to Available to shareholders	$(20,089)	$(707)	$4,399

	Amount for diluted earnings (loss) per share - income available to shareholders	$(20,089)	$(707)	$4,399

2.	Denominator:
	Denominator for basic net earnings per share - weighted average of shares	21,196,102	17,144,902	13,889,483

	Effect of dilutive securities:
	Employee share options	–	–	481,421

	Denominator for diluted net earnings per share - weighted average shares and assumed exercise of options	21,196,102	17,144,902	14,370,904

	Basic net earnings (loss) per share from continued Operation	$(0.95)	$(0.04)	$0.32

	Diluted net earnings (loss) per share from continued Operation	$(0.95)	$(0.04)	$0.31

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 – Supplementary Financial Statement Information (Cont.):

C.	Earnings per Share (cont.):
In 2008 and 2007, the Company incurred a net loss and therefore all share options were potentially anti- dilutive.

Employees share options issued to purchase, 1,315,935 shares at various prices between $4.5 and $10.5 per share were outstanding during the years ended December 31, 2006, but were not included in the computation of diluted EPS because the options’ exercise price was higher than the average market price of the ordinary shares.

Note 14 – Transactions with Related Parties:

		Year ended December 31,

		2008	2007	2006

		(in thousands)

A.	Selling, general and administrative expenses: management fees to Formula	–	$45	$180

B.	Revenues from sale of software conversion tool and software services to related parties related to Formula	–	–	$1,214

C.	Cost of revenues relating to services from related parties related to Formula	–	–	$1,217

D.	Reimbursement related to services rendered to affiliated and other companies related to Formula	–	$117	$43

E.

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

F.

In January 2008, the Company entered into an agreement for the purchase of the entire outstanding share capital of TIS. Yossi Shemesh, the Company’s vice president, operations at that time was a holder of 25% of the outstanding share capital of TIS at the time of the transaction. See also Note 2A.

Note 15 – discontinued operation:

In January 2008, the board of directors announced its intent to sell the entire holdings in Mainsoft Corp., in which the Company held a 58% controlling interest. This decision followed a strategic shift in Mainsoft’s product development and marketing strategy outside of BluePhoenix’s core business focus. On October 1, 2008 the Company sold Mainsoft for a consideration of $1.7 million.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 – discontinued operation (Cont.):

Mainsoft met the definition of a component under SFAS 144. Accordingly the results of operation of Mainsoft as discontinued operation in the statement of operations and prior periods results have been reclassified accordingly. In addition, comparative data of the asset and liabilities attributed to the discontinued operation have been reclassified in the balance sheet.
The following is the composition from discontinued operation:

	Year ended December 31,

	2008	2007	2006

	(in thousands)

Revenues	$4,778	$7,176	$6,629

Cost of revenues	549	2,132	2,449
Technology Impairment	7,142	–	–

Gross profit	(2,913)	5,044	4,180
Research and development expenses	2,488	1,456	805

Selling, General and administrative expenses	2,725	4,450	2,811
Goodwill Impairment	3,863	6,989	–

Operating income	(11,989)	(7,851)	564
Financial income	–	–	38

Gain on realization of shareholdings	509	–	–

Income before taxes on income	(11,480)	(7,851)	602
Taxes on income	266	–	125

	(11,746)	(7,851)	477

Minority interest	(3,234)	(362)	(204)

Net income (loss)	$(8,512)	$(7,489)	$273

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 – discontinued operation (Cont.):

Breakdown of assets and liabilities attributed to discontinued operation as of December 31, 2007 is as follows:

December 31, 2007

(in thousands)

Assets
Current assets:
Cash and cash equivalents	$3,391
Trade receivables	1,983
Other current assets	341

5,715

Property and equipment	221
Goodwill	4,022
Technology	7,142

Total assets attributed to discontinued operation	17,100

Liabilities
Current liabilities:
Deferred revenues	599
Trade payables	1,376
Other accounts payables	495

2,470

Accrued severance pay, net	253
Minority interests	4,423

Total liabilities attributed to discontinued operation	$7,146