Form 20-F/A
period 2008-12-31
BLUEPHOENIX SOLUTIONS LTD
filed 2009-11-24
CIK 1029581

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

F O R M  20 – F/A

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

Yes ☐  No ☒

                 This Amendment No. 1 to Form 20-F (the “Amended 20-F”) contains information for the fiscal year ended December 31, 2008, which information was filed with the Securities and Exchange Commission on Form 20-F on March 31, 2009 (the “Original 20-F”) and the consolidated financial statements contained therein (the “Original Financial Statements”); the certifications (Exhibits 12.1, 12.2, 13.1 and 13.2) and consent of our independent auditors contained in the Amended 20-F speak as of the dates specified. The Amended 20-F is being filed to:

—	delete references to a “third party valuation study” on pages 7, 45, 53, 54, 56 and F-12 of the Amended 20-F;

—	amend “Item 5. Operating and Financial Review and Prospects – Overview”and “Item 5. Operating and Financial Review and Prospects – Operating Results” of the Original 20-F to expand the overview of operating results, including additional disclosure relating to key financial and operating data used by management and the measures the Company is taking in response to the global economic crisis;

—	amend "Item 5.F. Operating and Financial Review and Prospects - Tabular Disclosure of Contractual Obligations" and "Item 10.C. Additional Information - Material Contracts" of the Original 20-F to include additional disclosure regarding loans from banks;

—	amend "Item 7.B. Major Shareholders and Related Party Transactions - Related Party Transactions”of the Original 20-F to include additional disclosure relating loans and payments to related parties;

—	amend "Item 11. Quantitative and Qualitative Disclosures about Market Risk" of the Original 20-F to include additional disclosure relating to exposures to fluctuations in foreign currency exchange rates and interest rates;

—	amend “Note 1.I. Summary of Significant Accounting Policies – Goodwill and other purchased intangible assets” of the Original Financial Statements to include additional disclosure relating to the effective control premium rate;

—	amend “Notes 2 – Certain Transactions” and “Note 5 –Goodwill” of the Original Financial Statements to revise the disclosure relating to goodwill; and

—	attach Exhibits 4.11, 4.12, 4.13 and 4.14 in order to provide additional disclosure regarding loans from banks.

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

                 In addition, unexpected events that do not occur on a regular basis and that are difficult to predict may cause fluctuations in our operating results. In 2008, we had a loss from continuing operation of $20.1 million. This loss is attributed to a number of factors including an impairment test performed by us, which resulted in an impairment loss of $13.3 million related to goodwill of our overall IT modernization reporting unit, and was charged to operations. Additional losses are attributed to costs incurred with regard to our cost saving plan, changes in foreign currencies that affected our financial expenses and to a decrease in our gross margin.

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

Overview

                 We concentrate our resources on a single line of business – IT modernization solutions. We continue to pursue selective acquisitions that we believe will enrich our technological offering and will expose us to new geographies and markets. As a result of recent acquisitions and other factors described below under “Operating Results,” our revenues increased during recent years, from $61.4 million in 2006 to $81.2 million in 2007 and to $91.7 million in 2008.

                 We enhance our solutions and services via internal development of new software tools and devote significant resources to the development and marketing of new software modernization tools. We continue to reinvest in the Company through our investment in technology and process improvement. In 2008, our investment in research and development amounted to $18.4 million, as compared to $12.7 million in 2007. In addition, we invest in businesses that develop software tools that are complementary to our existing portfolio and we invest in a skilled and specialized workforce.

                 In January 2008, we acquired TIS, a company incorporated in Cyprus, that wholly owns a subsidiary incorporated in India, TISA Software Consultants Private Limited, or TIS. TIS provides consulting services, solutions and value added products to the banking industry, specializing in the market for Temenos GLOBUS/T24™. In May 2008, we acquired the activity of JLC, an offshore professional outsourcing center in Nitzni, Russia.

                 We believe that several factors have significantly contributed to the increasing interest in our solutions and have helped to drive the growth in revenues from services. We continued to strengthen our sales team. Management has devoted significant attention to market awareness and to establishing a strong reputation as a leader in the modernization market. We have also increased our marketing efforts through targeted exhibitions, an expanded public relations program, web and email marketing, online web casts and other lead generation campaigns.

                 In evaluating our results, we focus on the following key financial and operating data: revenue growth, gross margin, recurring revenues, cash flow and adjusted EBITDA. We measure our revenue growth and recurring revenues as growing percentages year over year. Recurring revenues are also analyzed in terms of revenues from products, revenues from projects based on our tools, revenues based on geography and revenues from maintenance and long term service contracts. Projects and services are priced in an effort to generate a gross margin of not less than 50% on a non-GAAP basis as described below. In addition, cash flow from operating activities is targeted to be positive (see also Item 5.B. Liquidity and Capital resources).

                 The non-GAAP Measure of “adjusted EBITDA” serves as an additional indicator of our operating performance and not as a replacement for other measures such as cash flows from operating activities and operating income in accordance with GAAP. We believe that adjusted EBITDA is useful to investors as a measure of forward-looking cash flows as it excludes depreciation and amortization, stock based compensation and non recurring charges. Stock-based compensation is an incentive for certain individuals who are part of the executive management. Furthermore, such incentives include mainly RSU’s which are measured based on the share price at the grant date. They are affected by historical stock prices which are irrelevant to forward-looking analyses and are not necessarily linked to the operational performance. We also believe that adjusted EBITDA is commonly used by analysts and investors in our industry and enables shareholders and potential investors to apply multiples on adjusted EBITDA in making investment decisions with respect to our company. Our management uses the Non-GAAP measure of adjusted EBITDA as the main indicator to evaluate operational performance and future cash flow of our business, and to assist management in allocating financial resources and workforce as well as to determine strategic targets and executive management remuneration.

                 Adjusted EBITDA does not take into account certain items and therefore it has inherent limitations. We obtain our adjusted EBITDA measurement by adding to net earnings (net loss), financial expenses, amortizations, income taxes and losses on exchange incurred during the fiscal year. We exclude from our adjusted EBITDA calculation the effects of non-monetary transactions recorded, such as stock-based compensation, one-time expenses related to cost saving plan and non-cash derivatives expenses. To compensate for these limitations, the Company analyzes adjusted EBITDA in conjunction with other GAAP measures and other operating performance measures. Adjusted EBITDA should not be considered in isolation or as a substitute for a GAAP measure. Investors should carefully consider the specific items included in adjusted EBITDA. While adjusted EBITDA has been disclosed to permit a more complete comparative analysis of our operating performance relative to other companies, investors should be cautioned that adjusted EBITDA as reported by us may not be comparable in all instances to adjusted EBITDA as reported by other companies.

The following table provides a reconciliation of net income (loss) to adjusted EBITDA for the periods indicated:

	2008	2007	2006

Net income (loss)	(28,601)	(8,196)	4,672
Amortization of intangible assets	9,110	9,512	5,651
Goodwill impairment	13,328	-	-
Capitalization of software development costs	-	(3,944)	(6,403)
Stock-based and non-cash compensation	2,825	2,794	40
Restructuring expenses and one-time charges	2,338	2,664	-
Net loss (income)from discontinued operation	8,512	7,489	(273)
Minority interest an equity in losses	228	164	113
Income tax expenses (benefit)	(330)	68	(407)
Financial expenses and other income	1,839	3,451	3,271
Adjusted EBITDA	9,249	14,002	6,664

The following table provides a reconciliation of cash flow provided by operating activity to adjusted EBITDA for the periods indicated:

	2008	2007	2006

Cash flow provided by operating activity	902	16,096	8,079
Financial expenses and other income paid in cash	801	1,708	127
Capitalization of software development costs	-	(3,944)	(6,403)
Restructuring expenses and one-time charges paid in cash	1,826	694	-
Increase (decrease) in trade receivable	4,702	(4,213)	10,282
Increase (decrease) other current assets	407	(936)	824
Decrease (increase) in trade payables	(992)	601	(1,086)
Decrease (increase) in other accounts payables	744	3,155	(5,233)
Income tax paid in cash	859	841	74
Adjusted EBITDA	9,249	14,002	6,664

         Pursuant to an impairment test performed in 2008, an impairment loss of $13.3 million related to goodwill of our overall IT modernization reporting unit, has been identified and was charged to income. This impairment loss is attributed mainly to the effect of the recent global economic and financial crisis on our business as described below.

         The recent global economic and financial market crisis has caused, among other things, a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, and reduced corporate profits and capital spending, all of which have had and continue to have a negative effect on our business, results of operations and financial condition. We cannot predict the timing or duration of the global economic crisis or the timing or strength of any subsequent economic recovery. We also cannot predict the effect of the economic conditions on our business. Accordingly, we cannot assure you that we will be able to increase our revenues or keep our revenues at the same level as in 2008. In response to these market conditions, we are focusing on providing customers with legacy modernization solutions that will have a cost effective impact on the customers’ information technology spending, which is particularly important during a difficult economic environment. We have also implemented initiatives to reduce costs and improve working capital to mitigate the effects of the different related economic conditions on our business.

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

                 We are one operating segment and therefore one reporting unit of IT modernization. We utilize a two-step method to perform a goodwill impairment review in the fourth quarter of each fiscal year or when facts and circumstances indicate goodwill may be impaired. In the first step, we determine the fair value of the reporting unit using expected future discounted cash flows and estimated terminal values. If the net book value of the reporting unit exceeds the fair value, we would then perform the second step of the impairment test which requires allocation of the reporting unit’s fair value of all of its assets and liabilities in a manner similar to a purchase price allocation, with any residual fair value being allocated to goodwill. The implied fair value of the goodwill is then compared to the carrying value to determine impairment, if any. In 2008 we performed an impairment test and an impairment loss of $13.3 million related to goodwill of our overall IT modernization reporting unit, was identified and charged to operations. We attribute this impairment to the recent global economic and financial market crisis, which had a negative effect on our business primarily as a result of the negative equity market conditions which caused a material decline in industry market multiples in the second half of 2008.

                 We determine the fair value of a reporting unit using the Income Approach, which utilizes a discounted cash flow model, as it believes that this approach best approximates its fair value at this time. We corroborated the fair values using the Market Approach. Judgments and assumptions related to revenue, gross profit, operating expenses, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. Additionally, we evaluated the reasonableness of the estimated fair value of the reporting unit by reconciling to its market capitalization. This reconciliation allowed us to consider market expectations in corroborating the reasonableness of the fair value of the reporting unit. Our ability to reconcile the gap between our market capitalization and our aggregate fair value depends on various factors, some of which are quantitative, such as an estimated control premium that an investor would be willing to pay for a controlling interest in us, and some of which are qualitative and involve management judgment, including stable relatively high backlog and growing pipe line. In that regard, the Company based its assumption on a 42% effective control premium rate which has been implied from various mergers and acquisitions in Israel and abroad involving similar companies, that took place during the six months ended in March 31, 2009. If our market capitalization stays below the value of our stockholders’ equity, or actual results of operations differ materially from our modeling estimates and related assumptions, or if any of our qualitative reconciliation factors changes in the future, we may be required to record additional impairment charges for our goodwill. We will continue to monitor market trends in our business, the related expected cash flows and our calculation of market capitalization for purposes of identifying possible indicators of impairment. Should our book value per share continue to exceed our market share price or we have other indicators of impairment, as previously discussed, we will be required to perform an interim step one impairment analysis, which may lead to a step two analysis resulting in a goodwill impairment. Additionally, we would then be required to review our remaining long-lived assets for impairment.

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

                 Revenues generated from our services increased by 38%, from $61.7 million in 2007 to $84.9 million in 2008. Our services revenues growth is attributable to our acquisitions of TIS and JLC which contributed approximately $6.3 million in 2008 revenues in the aggregate, while the remaining increase is attributed to revenue generated from certain sizable information technology modernization projects.

                 Revenues generated from recurring revenues such as long term services contracts and maintenance as a proportion of revenue increased from 54% in 2007 to 59% in 2008. Revenues generated from legacy modernization, namely turn-key projects and products, as a proportion of revenue decreased from 46% in 2007 to 41% in 2008. Revenues generated from our products (software license) were $19.6 million in 2007 when we signed several large-scale software agreements compared to $6.9 million in 2008. However, in 2008 we encountered a growing demand for turn-key projects, rather than products sales. Approximately 60% of our revenues in 2008 were derived from financial institutions. Following the economic crisis that accelerated in the second half of 2008, the crisis began to effect our business. There was a decrease in consulting services to existing customers and a number of new customers negotiated lower prices for our legacy modernization projects. The majority of our projects are specifically tailored and negotiated separately, and therefore, the lack of uniform rates and price lists makes us unable to quantify the decrease in pricing. Although a longer sales cycle in 2008 caused the closing of deals to be delayed into future periods, a strong backlog of deals from 2007 enabled us to maintain revenue growth in 2008.

                 The table below presents the breakdown of our revenues based on the location of our customers for the periods indicated:

	2008	2007	2006
	%	%	%

United States	25	22	15
Europe (other than Denmark)	44	39	44
Denmark	12	19	17
Israel	12	10	17
Other	7	10	7

Total	100	100	100

                 Gross Margin. Gross margin was 50% in 2008 compared to 55% in 2007. The decrease is attributed mainly to the low revenues from product sales in 2008 compared to 2007, as revenues from products generates a higher margin than revenues from services and turn-key projects.

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

                 Goodwill impairment. Our intangible assets are tested for impairment on an annual basis or whenever events or circumstances indicate impairment may have occurred. For 2008 we performed an impairment test and an impairment loss of $13.3 million attributed to goodwill of over overall IT modernization reporting unit has been identified and was charged to operations. We attribute this impairment to the recent global economic and financial market crisis, which had a negative effect on our business primarily as a result of the negative equity market conditions which caused a material decline in industry market multiples in the second half of 2008.

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

                 Discontinued operation. Our discontinued operation related to Mainsoft was a loss of $8.5 million in 2008 compared to a loss of $7.5 million in 2007. In January 2008, we announced our decision to sell our holdings in our subsidiary Mainsoft, in which we held a 58% controlling interest. Our management’s decision followed a strategic shift in Mainsoft’s product development and marketing strategy outside of BluePhoenix’s core business focus. Based on an impairment test, an impairment loss of $7 million related to goodwill in Mainsoft was identified and charged to income in 2007 as a loss from discontinued operation. Mainsoft was sold in October 2008 for $1.7 million and as a result, additional amount of $3.8 million was charged to income in 2008 as discontinued operation. In order to reflect the consideration paid by the purchaser, the technology recorded in Mainsoft books was written down in the amount of $7.1 million. The sale of Mainsoft was completed in October 2008.

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

                 Discontinued operation. In January 2008, we announced our decision to sell our holdings in our subsidiary Mainsoft, in which we held a 58% controlling interest. Our management’s decision followed a strategic shift in Mainsoft’s product development and marketing strategy outside of BluePhoenix’s core business focus. As a result, we generated a loss from discontinued operation of $7.5 million. Based on an impairment test, an impairment loss of $7 million related to goodwill in Mainsoft has been identified and was charged to income in 2007 as a loss from discontinued operation.

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

E.             Off-Balance Sheet Arrangements

                None.

F.             Tabular Disclosure of Contractual Obligations

                The following table summarizes our contractual obligations and commitments as of December 31, 2008:

	Payment due by period
Contractual Obligations	Total	Less than 1 year	1-2 years	3-5 years	More than 5 years
			In thousands $

Contingent consideration	9,390	9,390	-	-	-
Operating lease obligations	5,400	2,938	2,235	227	-
Loans from banks	16,069	1,021	10,735	4,313	-

Total	30,859	13,349	12,970	4,540	-

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

B.            Related Party Transactions

                Transactions Between Us and Our Subsidiaries

                 MultiConn Technologies, in which we held 40% of the outstanding share capital was consolidated in our financial statements commencing 2004. We agreed to make a certain loan to MultiConn Technologies as part of our agreement to acquire an interest in the company. The outstanding debt as of March 27, 2009 owed by MultiConn Technologies to us amounted to $1.1 million, the same as on December 31, 2008 and December 31, 2007. The loan is stated in NIS and is linked to the changes in the NIS to US dollar exchange rates. There is no set maturity date for this debt. During 2008, we purchased the remaining outstanding share capital of MultiConn Technologies not owned by us and we currently wholly own MultiConn Technologies, and the loan and related interest has been eliminated in consolidating our financial statements.

                 In 2000, we entered into a management agreement with Mainsoft (which was our subsidiary until June 2008), under which we provided Mainsoft with management and advisory consulting services until December 2007. The annual rate, as amended in January 2006, and was set at $60,000 and paid annually. In October 2008, Mainsoft paid to us an amount of $60,000 as a final payment for these services. Accordingly, $60,000 was the full amount paid during 2008 and no amounts have been paid in 2009.

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

                 In addition, on September 2008 we entered into loan agreements with three commercial banks in Israel, Bank Discount Le’Israel Ltd., Bank Ha’Poalim Ltd. and the First International Bank Ltd. The aggregate amount outstanding under the credit facilities with these banks was $16 million. The loans are in US dollars and bear an average interest rate of Libor (3 months) plus 2.7%. The loans were set for different maturity periods from one year to five years.

                 In connection with these credit facilities, we committed to the banks to comply with certain covenants related to our operations, such as:

—	maintaining a minimum level of shareholders' equity of no less than 40% of our total assets and no less than $50 million;

—	maintaining a minimum level of tangible shareholders' equity not to exceed a deficit of $30 million;

—	maintaining a level of annual operating income before impairment, depreciation and amortization of no less than $5 million; and

—	maintaining a ratio of our bank liabilities to current assets, excluding other current assets, of no more than 40%.

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

                 We invest our cash and cash equivalents in short-term deposits. As of December 31, 2008, we invested substantially all of the cash we held in US$ deposits. As of December 31, 2008, we had approximately $16 million outstanding loans to banks denominated in U.S. dollars.

                 Fluctuations in foreign currency exchange rates, such as euro or NIS versus the dollar may have a negative impact on our operating results and financial condition. Exposure relating to these exchange rates is recorded under the financial expenses line item of our consolidated statements of operations. Accordingly, financial expenses may fluctuate significantly from quarter to quarter.

                 The table below details the balance sheet main currency exposure for which the Company uses different foreign currency instruments in order to minimize its exposure (i.e., the gap between accounts receivables and accounts payables in a given currency). The details are provided by currency, as of December 31, 2008 (at fair value):

	Euro	British Pound	New Israeli Shekel	Danish Kroner	USD	Other	Total

Accounts Receivables	24%	20%	5%	8%	42%	1%	100%
Accounts Payables	19%	19%	32%	8%	21%	1%	100%

                 The table below details (US Dollar in thousands) the derivative instrument in order to limit the exposure to exchange rate fluctuations. The data are as of December 31, 2008 and are presented in U.S. Dollar equivalents. All instruments are matured in 2009:

Forward:

Buy	Cross currency (Sell)	Notional amount	Weighted average settlement ratio

USD	EURO	1,265	1.26
USD	GBP	765	1.53
USD	NIS	6,510	3.82

Options:

EURO	USD	1,394	1.35
GBP	USD	730	1.6
USD	NIS	500	4.13
NIS	USD	517	3.93

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

                 We have market risk exposure to changes in interest rates on our long-term loans from banks. The majority of our loans are stated in US Dollars and have variable interest rates in order to reduce the risks associated with interest rate fluctuation. The book value of these liabilities approximates their fair value as of December 31, 2008. For each 1% upward shift in the LIBOR rate our yearly interest payments will increase by approximately $160 thousand in 2009, $150 in 2010 and $110 in 2011.

                 Our liabilities, the interest rate they bear and their repayment schedule by currency as of December 31, 2008, are set forth in the table below in US Dollars equivalent terms:

	Total amount	Interest rate	2009	2010	2011	2012 and thereafter
	US $ in thousands

Long-term debt :
Variable rate (US $):

Loan from bank	3,000	Libor + 2.5%	1,000	1,000	1,000	-
Loan from bank	3,000	Libor + 3.25%	-	-	3,000	-
Loan from bank	8,000	Libor + 2.8%	-	1,230	2,462	4,308
Loan from bank	2,000	Libor + 2.5%	-	2,000	-	-

Fixed Rate (Euro):
Loan from bank	69	6.3%	21	22	21	5

	16,069		1,021	4,252	6,483	4,313

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

ITEM 18. FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.

1.1	English translation of the Memorandum of Association as amended on July 23, 2003(1)

1.2	Articles of Association as amended on December 31, 2008(2)

4.1	Agreement dated December 14, 2006 among the registrant, CodeStream Software Ltd. and certain shareholders of CodeStream Software Ltd.(4)

4.2	Amendment dated as of December 30, 2007 among the Registrant, CodeStream Software Ltd. and those individuals and entities listed on Exhibit A thereto (5)

4.3	Form of Indemnification Letter dated December 27, 2005 between the Registrant and certain office holders(3)

4.4	Agreement dated March 28, 2008 among the registrant and certain shareholders of TIS Consultants Ltd.(2)

4.5	BluePhoenix 2003 Employee Share Option Plan (previously known as the Crystal 1996 Employee Share Option Plan), as amended on January 28, 1997, December 5, 1999, December 18, 2000, December 26, 2000, August 6, 2003 and December 30, 2004(6)

4.6	The 2007 Award Plan adopted by the Registrant on July 8, 2007 (5)

4.7	Form of Ordinary Shares Purchase Warrant (7)

4.8	Registration Rights Agreement dated as of November 21, 2007, among the Registrant and the purchasers signatory thereto(7)

Exhibit No.

4.9	Agreement and Plan of Merger dated as of August 16, 2007, among the Registrant, ASNA Transitory Sub, Inc., Amalgamated Software of North America, Inc., a committee comprised of each of Stuart Simke, Anne Ferguson and Phil Holthouse and the shareholders of Amalgamated Software of North America, Inc. (5)

4.10	Stock Purchase Agreement, dated May 8, 2007, among Steven Dmiszewicki, Leonid Erlikh, Contrado Partners, LLC, SeaBreeze Partners, LLC and the Registrant (5)

4.11	Irrevocable Promissory Note dated as of July 15, 2007, as amended August 15, 2007 and Foreign Currency Loan Request dated as of September 22, 2008 in the amount of $8 million, between the Registrant and Bank Discount Le'Israel Ltd. (English summaries)*

4.12	Irrevocable Promissory Note dated as of July 15, 2007, as amended August 15, 2007 and Foreign Currency Loan Request dated as of September 22, 2008 in the amount of $2 million, between the Registrant and Bank Discount Le'Israel Ltd. (English summaries)*

4.13	Commitment dated as of December 22, 2004, as amended July 1, 2007 and August 15, 2007 and Loan Repayment Promissory Note dated as of September 25, 2008, between the Registrant and Bank Ha'Poalim Ltd. (English summaries)*

4.14	[Credit Facility] dated as of September 23, 2008 and Foreign Currency Loan Request dated as of September 23, 2008, between the Registrant and The First International Bank Ltd. (English summaries)*

8.1	List of Subsidiaries*

12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act*

12.2	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act*

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act*

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act*

15	Consent of Ziv Haft registered certified public accountants (Isr.) BDO member firm*

________________________________
* Filed herewith.

(1)  Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 1, 2004.

(2) Incorporated by reference to the Registrant's Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2009.

(3)   Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2006.

(4)   Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 30, 2007, as amended on Form 20-F/A filed with the Securities and Exchange Commission on December 26, 2007.

(5)   Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2008.

(6)   Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 31, 2007.

(7)   Incorporated by reference to the Registrant’s Registration Report on Form F-3 filed with the Securities and Exchange Commission on January 7, 2008.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Varda Sagiv ———————————————— Varda Sagiv Chief Financial Officer

Date: November 24, 2009

EXHIBIT INDEX

Exhibit No.

1.1	English translation of the Memorandum of Association as amended on July 23, 2003(1)

1.2	Articles of Association as amended on December 31, 2008(2)

4.1	Agreement dated December 14, 2006 among the registrant, CodeStream Software Ltd. and certain shareholders of CodeStream Software Ltd.(4)

4.2	Amendment dated as of December 30, 2007 among the Registrant, CodeStream Software Ltd. and those individuals and entities listed on Exhibit A thereto (5)

4.3	Form of Indemnification Letter dated December 27, 2005 between the Registrant and certain office holders(3)

4.4	Agreement dated March 28, 2008 among the registrant and certain shareholders of TIS Consultants Ltd.(2)

4.5	BluePhoenix 2003 Employee Share Option Plan (previously known as the Crystal 1996 Employee Share Option Plan), as amended on January 28, 1997, December 5, 1999, December 18, 2000, December 26, 2000, August 6, 2003 and December 30, 2004(6)

4.6	The 2007 Award Plan adopted by the Registrant on July 8, 2007 (5)

4.7	Form of Ordinary Shares Purchase Warrant (7)

4.8	Registration Rights Agreement dated as of November 21, 2007, among the Registrant and the purchasers signatory thereto(7)

4.9	Agreement and Plan of Merger dated as of August 16, 2007, among the Registrant, ASNA Transitory Sub, Inc., Amalgamated Software of North America, Inc., a committee comprised of each of Stuart Simke, Anne Ferguson and Phil Holthouse and the shareholders of Amalgamated Software of North America, Inc. (5)

4.10	Stock Purchase Agreement, dated May 8, 2007, among Steven Dmiszewicki, Leonid Erlikh, Contrado Partners, LLC, SeaBreeze Partners, LLC and the Registrant (5)

4.11	Irrevocable Promissory Note dated as of July 15, 2007, as amended August 15, 2007 and Foreign Currency Loan Request dated as of September 22, 2008 in the amount of $8 million, between the Registrant and Bank Discount Le'Israel Ltd. (English summaries)*

4.12	Irrevocable Promissory Note dated as of July 15, 2007, as amended August 15, 2007 and Foreign Currency Loan Request dated as of September 22, 2008 in the amount of $2 million, between the Registrant and Bank Discount Le'Israel Ltd. (English summaries)*

4.13	Commitment dated as of December 22, 2004, as amended July 1, 2007 and August 15, 2007 and Loan Repayment Promissory Note dated as of September 25, 2008, between the Registrant and Bank Ha'Poalim Ltd. (English summaries)*

4.14	[Credit Facility] dated as of September 23, 2008 and Foreign Currency Loan Request dated as of September 23, 2008, between the Registrant and The First International Bank Ltd. (English summaries)*

8.1	List of Subsidiaries*

12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act*

12.2	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act*

Exhibit No.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act*

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act*

15	Consent of Ziv Haft registered certified public accountants (Isr.) BDO member firm*

__________________________
* Filed herewith.

(1)  Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 1, 2004.

(2) Incorporated by reference to the Registrant's Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2009.

(3)   Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2006.

(4)   Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 30, 2007, as amended on Form 20-F/A filed with the Securities and Exchange Commission on December 26, 2007.

(5)   Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2008.

(6)   Incorporated by reference to the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 31, 2007.

(7)   Incorporated by reference to the Registrant’s Registration Report on Form F-3 filed with the Securities and Exchange Commission on January 7, 2008.

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

The Company performed impairment tests in 2008 and 2007. The goodwill impairment tests are conducted in two steps as set forth in paragraphs 19-20 to SFAS 142 (in 2006 impairment test, the Company did not reach step 2). In the first step, the Company determines the fair value of the reporting unit using expected future discounted cash flows and estimated terminal values. If the net book value of the reporting unit exceeds the fair value, the Company would then perform the second step of the impairment test which requires allocation of the reporting unit’s fair value of all of its assets and liabilities in a manner similar to a purchase price allocation, with any residual fair value being allocated to goodwill. The implied fair value of the goodwill is then compared to the carrying value to determine impairment, if any.

The Company determines the fair value of a reporting unit using the Income Approach, which utilizes a discounted cash flow model, as it believes that this approach best approximates its fair value at this time. The Company has corroborated the fair values using the Market Approach. Judgments and assumptions related to revenue, gross profit, operating expenses, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. Additionally, the Company evaluated the reasonableness of the estimated fair value of its reporting units by reconciling to its market capitalization. This reconciliation allowed the Company to consider market expectations in corroborating the reasonableness of the fair value of the reporting unit. The ability to reconcile the gap between the market capitalization and the aggregate fair value depends on various factors, some of which are quantitative, such as an estimated control premium that an investor would be willing to pay for a controlling interest in the Company, and some of which are qualitative and involve management judgment, including stable relatively high backlog and growing pipe line. In such reconciliation, the Company considered a 42% effective control premium rate which reflects the weighted average control premium rate implied from six (6) published transactions involving controlling interests in comparable companies in Israel and abroad, that took place during the six months ended March 31, 2009. These six (6) transactions were selected because they involved companies in the software and the IT service industries.

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

Under the agreement, the Company paid to the selling shareholders an amount of $500,000 and an additional amount of $700,000 as a nonrefundable advance payment on account of contingent consideration described below. As part of the transaction, the Company undertook to pay the selling shareholders contingent consideration equal to 5.5 times of the average operating profit of TIS in 2008, 2009 and 2010 but not less than the maximum operating profit in a certain year during this period. The Company undertook to pay nonrefundable down payments in February 2009, February 2010 and February 2011, in each case based on the operating profit in previous years. Furthermore, the Company undertook to pay additional incremental consideration based on the growth in TIS’ revenues in each of 2008, 2009 and 2010 in an amount of up to 35% of the revenue growth in each of these years compared to the previous year. The Company is in a dispute with TIS regarding the earn-out calculation and therefore, the Company did not pay the down payment for 2008, due in February 2009. The selling shareholders notified us of their intent to submit a claim against us for such payment. Based on the above mentioned contingent consideration, the additional amount of goodwill recorded as of December 31, 2008 amounted to $3.07 million. The Company's maximum remaining unrecognized liability under this dispute in that regard approximates $5 million.

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

Effective April 2007, the Company entered into an agreement to purchase the entire outstanding share capital of BridgeQuest Inc., a North Carolina corporation that manages and operates, through a wholly owned subsidiary, a professional outsourcing center in St. Petersburg, Russia. BridgeQuest is experienced in providing development services from the Russian Federation. The consideration amounted to $2 million. Under the terms of the transaction, the Company committed to pay the selling shareholders additional consideration computed based on BridgeQuest revenues and earnings before interest and taxes referred to as EBIT, during 2007-2009. Based on the above mentioned contingent consideration, the additional amount of goodwill recorded for fiscal 2007 amounted to $1.8 million.

Based on an amendment to the agreement effective January 2008, the Company granted to the selling shareholders warrants to purchase 200,000 BluePhoenix' ordinary shares valued at $2.5 million based on the Black-Scholes pricing model on the commitment date upon reaching the relevant milestone that was recorded as additional goodwill in 2008. These warrants were exercised in 2008. On December 31, 2008, the Company signed an additional amendment to the agreement, pursuant to which the Company committed to pay the selling shareholders an amount of 1.6 million as final consideration in connection with the transaction payable as follows: $750,000 on January 31, 2009 which has already been paid; $310,000 on October 1, 2009; and $560,000 on February 15, 2010. The amount of $1.6 million was recorded as additional goodwill as of December 31, 2008.

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

In December 2006, the Company acquired from a company incorporated in the United Kingdom, CodeStream Software Ltd., certain business activities in the field of modernization of legacy databases, particularly IDMS and other mainframe platforms. Pursuant to the purchase agreement, the Company hired 18 persons previously employed by CodeStream and assumed all the obligations in respect of the purchased activities. In consideration thereof, the Company paid to CodeStream $10.2 million. Pursuant to the purchase agreement, as amended in December 2007, an amount of $2.5 million to be paid in 2008 was recorded as additional goodwill as of December 31, 2007. In addition, as a contingent consideration for the purchased activity, the Company issued the selling shareholders 400,000 BluePhoenix' ordinary shares in April 2008 valued at $3.8 million based on the share price on the commitment date, upon reaching certain milestone, and undertook to pay an additional amount of $3.5 million that will be paid in 2009. The amounts were recorded as additional goodwill as of December 31, 2008.

F.	I-Ter/Informatica & Territorio S.p.A.:

In the second quarter of 2005, the Company entered into an agreement to purchase the entire outstanding share capital of I-Ter/Informatica & Territorio S.p.A., referred to as I-Ter. Pursuant to the purchase agreement, the Company paid to the selling shareholders of I-Ter $1.4 million. In addition, under the terms of the agreement, the Company agreed to pay the selling shareholders an additional contingent consideration based on I-Ter’s average earnings before interest and taxes, for the years 2005 through 2007. Based on the above mentioned contingent consideration, the additional amount of goodwill recorded as of December 31, 2007 and 2008 amounted to $4.6 million and $1.6 million, respectively. The Company's outstanding liability in this regard as of December 31, 2008 was $1.8 million due in two installments to be paid in the first half of 2009.

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

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 – Property and Equipment, Net:

Composition of property and equipment, grouped by major classifications:

	December 31,

	2008	2007

	(in thousands)

Cost:
Computers and peripheral equipment	$9,668	$8,626
Office furniture and equipment	992	1,033
Leasehold improvements	519	470
Motor vehicles	488	278

	11,667	10,407

Accumulated Depreciation:
Computers and peripheral equipment	7,979	7,071
Office furniture and equipment	728	629
Leasehold improvements	321	257
Motor vehicles	146	137

	9,174	8,094

Depreciated cost	$2,493	$2,313

Depreciation expenses totaled $1,003, $870, and $623 thousand for the years ended December 31, 2008, 2007, and 2006, respectively.

Note 5 – Goodwill:

	December 31,
	2008	2007
	(in thousands)

Carrying amount at beginning of year	$49,683	$33,827
Acquired goodwill*	15,651	15,856
Goodwill impairment	(13,328)	-

Carrying amount at the end of the year	$52,006	$49,683

* Including contingent consideration resolving.

TIS Consultants Ltd.	(988)	-
TIS Consultants Ltd.	3,070	-
JLC Russia	710	-
JLC Russia	406	-
Amalgamated Software North America Inc.	-	3,718
Amalgamated Software North America Inc.	(746)	746
BridgeQuest Inc.	2,557	2,257
BridgeQuest Inc.	1,620	1,836
CodeStream Software Ltd.	3,782	2,502
CodeStream Software Ltd.	3,459	-
I-Ter/Informatica & Territorio S.p.A.	1,645	4,608
Others	136	189

	$15,651	$15,856

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