Form 20-F/A
period 2003-12-31
BLUEPHOENIX SOLUTIONS LTD
filed 2010-02-16
CIK 1029581

FORM 20 - F/A
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

Item 17 ☐   Item 18 ☒

This Amendment No. 3 on Form 20-F/A (the "Amended 20-F") is being filed by BluePhoenix Solutions Ltd. (the “Company”) to amend the Form 20-F for the fiscal year ended December 31, 2003, filed on June 1, 2004 (the "Original 20-F"), as amended by Amendment No. 1 on Form 20-F/A, filed on November 9, 2004 and Amendment No. 2 on Form 20-F/A, filed on January 19, 2005.  This Amended 20-F is being filed solely for the purpose of including Exhibit 1.1 which was inadvertently omitted from the Original 20-F.  The Amended 20-F has not been updated to reflect events occurring subsequent to the filing of the Original 20-F.  The filing of this Amended 20-F shall not be deemed an admission that the Original 20-F, when filed, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

EXHIBIT INDEX

EXHIBIT NO.

1.1 1.2 4.1 4.2 4.3 4.4 4.5 4.6 4.7 4.8 4.9 4.10 4.11	English translation of the Memorandum of Association as amended on July 23, 2003

Articles of Association as amended on January 15, 2001*

Cooperation agreement dated August 10, 1999, between ForSoft Ltd.and the Registrant (English summary accompanied by Hebrew original)**

Agreement dated June 12, 2003, among the Registrant, the owners of all of the issued and outstanding common stock of IntraComp Group Incorporated***

Agreement dated January 11, 2001 among the Registrant, the Israel Mezzanine Fund L.P., The Israel Mezzanine Fund, The Jordan (Bermuda) Investment Company Ltd.*

Amendment dated August 7, 2003 to agreement among the Registrant, the Israel Mezzanine Fund L.P., The Israel Mezzanine Fund and The Jordan (Bermuda)
Investment Company Ltd. dated January 11, 2001+

Share Purchase Agreement dated March 30, 2004, among the Registrant and four institutional investors in connection with a $5 million private placement****

Registration Rights Agreement dated March 30, 2004, among the Registrant and four institutional investors in connection with a $5 million private placement****

Share Exchange Agreement dated October 13, 2002 among the Registrant, Formula Systems (1985) and certain shareholders of Liraz Systems Ltd.***

The 1996 Share Option Plan--Part One, as amended on January 28, 1997, December 5, 1999, December 18, 2000, December 26, 2000 and August 6, 2003*****

Agreement dated January 1, 1996 among the Registrant and Argotec Ltd.******

Form of voting agreement dated September 30, 1996 between Argotec Ltd. and each of Dan Goldstein and Gad Goldstein******

English translation of Loan Agreement between Liraz Systems Ltd. and Arie Kilman dated April 2000 as amended by the Addendum dated April 2002+

EXHIBIT NO.

4.12 4.13 8 10.1 12.1 12.2 13.1 13.2
Form of Indemnification Letter dated July  2003 between the Registrant and certain office holders+

Summary of credit line Letter Agreement between the Registrant and Bank Leumi Le'Israel Ltd.+

List of Subsidiaries*****

Consent of Ziv Haft certified public accountants (Isr.) BDO member firm+

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

**** Incorporated by reference to the Registration Statement on Form F-3 filed with the Securities and Exchange Commission on June 1, 2004.

***** Incorporated by reference to the Registrant annual report on Form 20-F filed with the Securities and Exchange Commission on June 1, 2004.

****** Incorporated by reference to Amendment No. 1 to the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on January 28, 1997.

+ Previously submitted.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BLUEPHOENIX SOLUTIONS LTD. (Registrant)

By:	/s/ Varda Sagiv
Varda Sagiv
Chief Financial Officer

Date:    February 16, 2010

EXHIBIT INDEX

EXHIBIT NO.

1.1 1.2 4.1 4.2 4.3 4.4 4.5 4.6 4.7 4.8 4.9 4.10 4.11	English translation of the Memorandum of Association as amended on July 23, 2003

Articles of Association as amended on January 15, 2001*

Cooperation agreement dated August 10, 1999, between ForSoft Ltd.and the Registrant (English summary accompanied by Hebrew original)**

Agreement dated June 12, 2003, among the Registrant, the owners of all of the issued and outstanding common stock of IntraComp Group Incorporated***

Agreement dated January 11, 2001 among the Registrant, the Israel Mezzanine Fund L.P., The Israel Mezzanine Fund, The Jordan (Bermuda) Investment Company Ltd.*

Amendment dated August 7, 2003 to agreement among the Registrant, the Israel Mezzanine Fund L.P., The Israel Mezzanine Fund and The Jordan (Bermuda)
Investment Company Ltd. dated January 11, 2001+

Share Purchase Agreement dated March 30, 2004, among the Registrant and four institutional investors in connection with a $5 million private placement****

Registration Rights Agreement dated March 30, 2004, among the Registrant and four institutional investors in connection with a $5 million private placement****

Share Exchange Agreement dated October 13, 2002 among the Registrant, Formula Systems (1985) and certain shareholders of Liraz Systems Ltd.***

The 1996 Share Option Plan--Part One, as amended on January 28, 1997, December 5, 1999, December 18, 2000, December 26, 2000 and August 6, 2003*****

Agreement dated January 1, 1996 among the Registrant and Argotec Ltd.******

Form of voting agreement dated September 30, 1996 between Argotec Ltd. and each of Dan Goldstein and Gad Goldstein******

English translation of Loan Agreement between Liraz Systems Ltd. and Arie Kilman dated April 2000 as amended by the Addendum dated April 2002+

EXHIBIT NO.

4.12 4.13 8 10.1 12.1 12.2 13.1 13.2
Form of Indemnification Letter dated July  2003 between the Registrant and certain office holders+

Summary of credit line Letter Agreement between the Registrant and Bank Leumi Le'Israel Ltd.+

List of Subsidiaries*****

Consent of Ziv Haft certified public accountants (Isr.) BDO member firm+

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

**** Incorporated by reference to the Registration Statement on Form F-3 filed with the Securities and Exchange Commission on June 1, 2004.

***** Incorporated by reference to the Registrant annual report on Form 20-F filed with the Securities and Exchange Commission on June 1, 2004.

****** Incorporated by reference to Amendment No. 1 to the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on January 28, 1997.

+ Previously submitted.