Form 20-F/A
period 2010-01-25
BLUEPHOENIX SOLUTIONS LTD
filed 2010-02-16
CIK 1029581

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

EXHIBIT INDEX

EXHIBIT NO.

1.1	English translation of the Memorandum of Association as amended on July 23, 2003

1.2	Articles of Association as amended on January 15, 2001*

4.1	Cooperation agreement dated August 10, 1999, between ForSoft Ltd. and the Registrant (English summary accompanied by Hebrew original)**

4.2	Agreement dated June 12, 2003, among the Registrant, the owners of all of the issued and outstanding common stock of IntraComp Group Incorporated***

4.3	Agreement dated January 11, 2001 among the Registrant, the Israel Mezzanine Fund L.P., The Israel Mezzanine Fund, The Jordan (Bermuda) Investment Company Ltd.*

4.4	Amendment dated August 7, 2003 to agreement among the Registrant, the Israel Mezzanine Fund L.P., The Israel Mezzanine Fund and The Jordan (Bermuda) Investment Company Ltd. dated January 11, 2001+

4.5	Share Purchase Agreement dated March 30, 2004, among the Registrant and four institutional investors in connection with a $5 million private placement****

4.6	Registration Rights Agreement dated March 30, 2004, among the Registrant and four institutional investors in connection with a $5 million private placement****

4.7	Share Exchange Agreement dated October 13, 2002 among the Registrant, Formula Systems (1985) and certain shareholders of Liraz Systems Ltd.***

4.8	The 1996 Share Option Plan--Part One, as amended on January 28, 1997, December 5, 1999, December 18, 2000, December 26, 2000 and August 6, 2003*****

4.9	Agreement dated January 1, 1996 among the Registrant and Argotec Ltd.******

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

4.11   English translation of Loan Agreement between Liraz Systems Ltd. and Arie Kilman dated April 2000 as amended by the Addendum dated April 2002+

EXHIBIT NO.

4.12    Form of Indemnification Letter dated July 2003 between the Registrant and certain office holders+

4.13    Summary of credit line Letter Agreement between the Registrant and Bank Leumi Le'Israel Ltd.+

8         List of Subsidiaries*****

10.1    Consent of Ziv Haft certified public accountants (Isr.) BDO member firm.+

12.1    Certification of the Chief Executive Officer pursuant to ss.302 of the Sarbanes-Oxley Act.

12.2    Certification of the Chief Financial Officer pursuant to ss.302 of the Sarbanes-Oxley Act.

13.1    Certification of the Chief Executive Officer pursuant to 18 U.S.C. ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act.

13.2    Certification of the Chief Financial Officer pursuant to 18 U.S.C. ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act.

------------------

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

EXHIBIT INDEX

EXHIBIT NO.

1.1    English translation of the Memorandum of Association as amended on July 23, 2003

1.2    Articles of Association as amended on January 15, 2001*

4.1    Cooperation agreement dated August 10, 1999, between ForSoft Ltd. and the Registrant (English summary accompanied by Hebrew original)**

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

4.9    Agreement dated January 1, 1996 among the Registrant and Argotec Ltd.******

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

4.11   English translation of Loan Agreement between Liraz Systems Ltd. and Arie Kilman dated April 2000 as amended by the Addendum dated April 2002+

EXHIBIT NO.

4.12    Form of Indemnification Letter dated July 2003 between the Registrant and certain office holders+

4.13    Summary of credit line Letter Agreement between the Registrant and Bank Leumi Le'Israel Ltd.+

8         List of Subsidiaries*****

10.1    Consent of Ziv Haft certified public accountants (Isr.) BDO member firm+

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

------------------

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