Form 20-F
period 2009-12-31
BLUEPHOENIX SOLUTIONS LTD
filed 2010-03-25
CIK 1029581

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

F O R M 20 – F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009
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

23,223,112 Ordinary shares, NIS 0.01 per share

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

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

TABLE OF CONTENTS

P A R T I		1
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS	2
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	2
ITEM 3.	KEY INFORMATION	2
A.	Selected Financial Data	2
B.	Capitalization and Indebtedness	4
C.	Reasons for the Offer and Use of Proceeds	4
D.	Risk Factors	4
ITEM 4.	INFORMATION ON THE COMPANY	19
A.	History and Development of the Company	19
C.	Organizational Structure	35
D.	Property, Plants and Equipment	36
ITEM 4A.	UNRESOLVED STAFF COMMENTS	36
A.	Operating Results	50
B.	Liquidity and Capital Resources	55
C.	Research and Development, Patents and Licenses	60
D.	Trend Information	60
E.	Off-Balance Sheet Arrangements	61
F.	Tabular Disclosure of Contractual Obligations	61
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES	61
A.	Directors and Senior Management	61
B.	Compensation	64
C.	Board Practices	66
D.	Employees	74
E.	Share Ownership	75
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	77
A.	Major Shareholders	77
B.	Related Party Transactions	78
C.	Interests of Expert and Counsel	79
ITEM 8.	FINANCIAL INFORMATION	79
A.	Consolidated Statements and Other Financial Information	79
B.	Significant Changes	81
ITEM 9.	THE OFFER AND LISTING	81
A.	Offer and Listing Details	81
B.	Plan of Distribution	82
C.	Markets	82
D.	Selling Shareholders	82
E.	Dilution	82
F.	Expenses of the Issue	83
ITEM 10.	ADDITIONAL INFORMATION	83
A.	Share Capital	83
B.	Memorandum and Articles of Association	83
C.	Material Contracts	86
D.	Exchange Controls	86
E.	Taxation	87
F.	Dividends and Paying Agents	94
G.	Statement by Experts	94
H.	Documents on Display	95
I.	Subsidiary Information	95

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

The name BluePhoenix™ and the names BluePhoenix™ IT Discovery, BluePhoenix™ LogicMiner, BluePhoenix™ DBMSMigrator, BluePhoenix™ PlatformMigrator, BluePhoenix™ Rehosting, BluePhoenix™ LanguageMigrator, BluePhoenix™ DataMigrator, BluePhoenix™ FieldEnabler, BluePhoenix™ StandardsEnabler, , BluePhoenix™ AppBuilder, ASNA Monarch ™, ASNA Visual RPG® (AVR) ASNA DataGate®, DSK4SP™and DSK2SMB™, appearing in this annual report are trademarks of our company. Other trademarks in this annual report are owned by their respective holders.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.           Selected Financial Data

The following tables present our consolidated statement of operations and balance sheet data for the periods and as of the dates indicated. We derived the statements of operations data for each of the years ended December 31, 2007, 2008 and 2009 and the balance sheet data as of December 31, 2008 and 2009 from our consolidated financial statements included in Item 18 of this annual report, which have been prepared in accordance with generally accepted accounting principles as applied in the United States, or U.S. GAAP. Our consolidated financial statements have been audited by Ziv Haft, independent registered public accounting firm, BDO member firm. The selected consolidated financial data as of December 31, 2005, 2006 and 2007 and for the years ended December 31, 2005 and 2006 is derived from our audited financial statements not included in this annual report, which have been prepared in accordance with U.S. GAAP. You should read the selected consolidated financial data set forth below together with our consolidated financial statements included elsewhere in this annual report. See “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,
	2009	2008	2007	2006	2005
	$
Consolidated Statements of Operations Data:	(in thousands, except per share data)
Revenues	$77,778	$91,745	$81,222	$61,375	$50,642
Cost of revenues	44,885	46,032	36,529	26,066	22,782
Gross profit	32,893	45,713	44,693	35,309	27,860
Research and development costs	11,420	18,378	12,653	8,595	7,214
Selling, general, and administrative expenses	30,406	32,359	28,370	19,338	16,938
Goodwill impairment	5,670	13,328	-	-	-
Restructuring costs	-	-	694	-	-
Total operating expenses	47,496	64,065	41,717	27,933	24,152
Operating income (loss)	(14,603)	(18,352)	2,976	7,376	3,708
Financial expenses, net	(779)	(2,237)	(4,343)	(3,553)	(2,092)
Other income, net	-	398	892	282	104
Income (loss) before taxes on income	(15,382)	(20,191)	(475)	4,105	1,720
Income tax (expense) benefit	117	330	(68)	407	(112)
	(15,265)	(19,861)	(543)	4,512	1,608
Equity in earnings (losses) of affiliated companies, net	(10)	(49)	35	-	-
Net profit (loss) from continued operation	(15,275)	(19,910)	(508)	4,512	1,608
Discontinued operation	-	(8,512)	(7,489)	273	186
Net income (loss)	(15,275)	(28,422)	(7,997)	4,785	1,794
Net income attributed to non-controlling interests	(295)	(179)	(199)	(113)	(5)
Net income (loss) attributed to BluePhoenix’ shareholders	$(15,570)	$(28,601)	$(8,196)	$4,672	$1,789

Total earning (loss) per share:
Basic	$(0.72)	$(1.35)	$(0.48)	$0.34	$0.13
Diluted	$(0.72)	$(1.35)	$(0.48)	$0.33	$0.13

Weighted average number of shares outstanding	21,500	21,196	17,145	13,889	13,557
Weighted average number of shares outstanding assuming dilution	21,500	21,196	17,145	14,371	13,973

	December 31,
	2009	2008	2007	2006	2005
	$
Consolidated Balance Sheet Data:	(in thousands)
Working capital	$27,638	$32,360	$32,008	$31,401	$17,954
Total assets	$122,554	$139,987	$146,858	$127,466	$99,691
Total liabilities	$39,880	$46,665	$34,388	$66,961	$47,482
Equity	$82,674	$93,322	$112,470	$60,512	$52,324

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

Demand for our tools and services, depends in large part upon the level of information technology, or IT, capital spending and investment in IT projects by our customers. The current economic conditions have reduced the willingness or ability of our customers and prospective customers to commit funds to IT projects, and may reduce their ability to pay for our tools and services after purchase, whether as a result of possible customer insolvencies or otherwise. This has resulted in longer sales cycles and increased pressure on pricing. Similarly, our suppliers may not be able to supply us with needed components on a timely basis, may increase prices or may go out of business, which could result in our inability to meet customer demand, fulfill our contractual obligations or affect our gross margins.

Our revenues have decreased by 15% from $91.7 million in 2008 to $77.8 million in 2009. This decrease is mainly attributable to the global economic and financial crisis which caused a decrease in demand from existing customers for our consulting services and pricing pressure in attracting new customers for our legacy modernization projects. We cannot predict the duration of the global economic crisis or the timing or strength of any subsequent economic recovery. As a result, we cannot assure you when or if our revenues will return to previous levels, or whether our revenues will remain at the current level or decrease further.

If the economy or markets in which we operate experience continued weakness at current levels or deteriorate further, our business, financial condition and results of operations will continue to be materially and adversely impacted.

The loss of, or significant reduction or delay in, purchases by our customers could reduce our revenues and profitability.

A small number of customers has accounted for a substantial portion of our current and historical net revenues. In 2009, no individual customer accounted for more than 10% of our revenues. However, in 2008, sales to The Capita Group Plc accounted for 10% of our revenues and in 2007, sales to SDC Udvikling A/S and EDS accounted for 12% and 11% of our revenues, respectively.

The loss of any major customer or a decrease or delay in orders or anticipated spending by such customer could materially reduce our revenues and profitability. Our customers could also engage in business combinations, which could increase their size, reduce their demand for our products and solutions as they recognize synergies or rationalize assets and increase or decrease the portion of our total sales concentration to any single customer.

Our acquisition of existing businesses and our failure to successfully integrate these businesses could disrupt our business, dilute your holdings in us, and harm our financial condition and operating results.

In recent years, we acquired and increased our investment in several businesses. We intend to make future strategic acquisitions of complementary companies, products, or technologies, depending on market conditions and available financing. Such acquisitions could disrupt our business by diverting the attention of management from day-to-day operations and may result in other disruptions (described below) and possibly losses as a result of our failure to successfully integrate the acquired businesses with our existing business. For example, in 2007, an impairment loss of $7 million related to goodwill in Mainsoft Corporation, or Mainsoft, was identified and charged to loss from discontinued operation. In 2008, we sold our entire holdings in Mainsoft and a loss of approximately $8.5 million was charged to loss from discontinued operation.

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

Further, products that we acquire from third parties often require significant expenditures of time and resources to upgrade and integrate with our existing product suite. We may not be able to successfully integrate any business, technologies or personnel that we have acquired or that we might acquire in the future, and this could harm our financial condition and operating results.

In addition, your holdings would be diluted if we issue equity securities in connection with any acquisition, as we did in the acquisition of CodeStream Software Ltd. For more information about these transactions, see “Item 4.B. Business Overview-Investments and Acquisitions.”

Many of our customers are financial institutions, and the negative impact of the recent global economic and financial crisis on their businesses has and could continue to cause a negative effect on our business, financial condition and results of operations.

Approximately 44% of our revenues in 2009 and approximately 60% of our revenues in 2008 were derived from financial institutions. The recent global economic and financial market crisis had an adverse effect on various financial institutions and the banking sector. Lower levels of liquidity, increases in the rates of default and bankruptcy, and reduced corporate profits and capital spending, may have an adverse effect on our business, results of operations and financial condition, as occurred in 2009.

If we are unable to effectively control our costs while maintaining our customer relationships, our business, results of operations and financial condition could be adversely affected.

It is critical for us to appropriately align our cost structure with prevailing market conditions to minimize the effect of economic downturns on our operations and, in particular, to continue to maintain our customer relationships while protecting profitability and cash flow. If we are unable to align our cost structure in response to such downturns on a timely basis, or if such implementation has an adverse impact on our business or prospects, then our financial condition, results of operations and cash flows may be negatively affected.

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

The IT modernization business is characterized by rapidly evolving technology and methodologies. This makes it difficult to predict demand and market acceptance for our modernization tools and services. In order to succeed, we need to adapt the tools and services we offer to keep up with technological developments and changes in customer needs. We cannot guarantee that we will succeed in enhancing our tools and services, or developing or acquiring new modernization tools and services that adequately address changing technologies and customer requirements. We also cannot assure you that the tools and services we offer will be accepted by customers. If our tools and services are not accepted by customers, our future revenues and profitability will be adversely affected. Changes in technologies, industry standards, the regulatory environment and customer requirements, and new product introductions by existing or future competitors, could render our existing solutions obsolete and unmarketable, or require us to enhance our current tools or develop new tools. This may require us to expend significant amounts of money, time, and other resources to meet the demand. This could strain our personnel and financial resources.

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

Our quarterly and annual results of operations have fluctuated significantly in the past, and we expect them to continue to fluctuate significantly in the future. These fluctuations are the result of risks related to the introduction of new products and any of the following events:

•	global economic trends, such as the recent global economic crisis;
•	adverse economic conditions in various geographic areas where our customers and potential customers operate;
•	acquisitions and dispositions of companies;
•	timing of completion of specified milestones and delays in implementation;
•	timing of product releases;
•	timing of contracts;
•	increases in selling and marketing expenses, as well as other operating expenses; and
•	currency fluctuations and financial expenses related to our financial instruments.

In addition, unexpected events that do not occur on a regular basis and that are difficult to predict may cause fluctuations in our operating results. In 2009, as a result of unexpected extension of a delivery of a large project, we charged additional $2.8 million of costs incurred by us, of which the majority of the amount related to subcontractors. In 2009 and 2008, we had losses from continuing operations of approximately $15.3 million and $19.9 million, respectively. These losses were attributable to a number of factors including impairment tests of goodwill performed by us on overall IT modernization reporting resulting in impairment losses of $5.7 million in 2009 and $13.3 million in 2008, and which were charged to operations. Additional losses were attributable to costs incurred with regard to our cost saving plan, changes in foreign currencies that affected our financial expenses and to a decrease in our gross margin.

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

The assets listed in our consolidated balance sheet as of December 31, 2009 include, among other things, goodwill valued at approximately $52 million, research and development costs valued at approximately $12.1 million, intangible assets related to customers’ relations valued at approximately $2.6 million and other intangible assets valued at approximately $2.9 million. The applicable accounting standards require that:

•
goodwill is not amortized, but rather is subject to an annual impairment test. We perform an annual impairment test, as well as periodic impairment tests if impairment indicators are present. Intangible assets that are not considered to have an indefinite useful life are amortized using the straight-line basis over their estimated useful lives. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value (usually discounted cash flow) of the impaired asset; and

•
acquired technology and development costs of software that is intended for sale that were incurred after the establishment of technological feasibility of the relevant product, be capitalized and tested for impairment on a regular basis, and written down when capitalized costs exceed net realizable value.

For example, in 2009 and 2008, we performed impairment tests and identified losses of $5.7 million and $13.3 million, respectively, related to goodwill of our overall IT modernization reporting unit which were charged to operations. Our ability to reconcile the gap between our market capitalization and the aggregate fair value of our assets as reported depends on various factors, some of which are quantitative, such as an estimated control premium that an investor would be willing to pay for a controlling interest in us, and some of which are qualitative and involve management judgment, including stable relatively high backlog and growing pipe line of anticipated business. In that regard, we based our assumption on an effective control premium rate of 30% in 2009 and 42% in 2008 which was based on various mergers and acquisitions in Israel and abroad involving similar companies, that took place during the six-month period preceding December 31, 2009. If our market capitalization stays below the value of our equity, or actual results of operations differ materially from our modeling estimates and related assumptions, or if any of our qualitative reconciliation factors changes in the future, we may be required to record additional impairment charges for our goodwill. If our goodwill or capitalized research and development costs were deemed to be impaired in whole or in part due to our failure to achieve our goals, or if we fail to accurately predict the useful life of the capitalized research and development costs, we could be required to reduce or write off such assets, thus adversely affecting our operating results.

If we are unable to attract, train, and retain qualified personnel for our worldwide facilities at competitive prices, we may not be able to achieve our objectives and our business could be harmed.

In order to achieve our objectives, we hire from time to time software, administrative, operational, sales, and technical support personnel. The process of attracting, training, and successfully integrating qualified personnel can be lengthy and expensive. We may not be able to compete effectively for the personnel we need. As part of our growth strategy, we developed offshore centers in Cyprus, Romania and St. Petersburg, Russia. We hired professional consultants for these development centers, leveraging the lower employer costs that existed in these countries. In recent years, professional work in these countries became more expensive and professional fees may continue to increase in the future. The establishment of additional offshore facilities may result in significant capital expenses, which may affect our cash position. We cannot assure you that our offshore facilities will continue to be cost effective. Our future success depends on our ability to absorb and retain senior employees and to attract, motivate, and retain highly qualified professional employees worldwide at competitive prices.

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

If we fail to satisfy our customers’ expectations regarding our solutions, or if we fail to timely deliver our solutions to our customers, we may be required to pay penalties, our contracts may be cancelled and we may be the subject of damages claims.

In the event that we fail to satisfy our customers’ expectations from the results of the implementation of our solutions, or if we fail to timely deliver our solutions to our customers, these customers may suffer damages. When and if this occurs, we may be required under the customer agreement to pay penalties to our customers or pay their expenses (as occurred in 2009) and our customers may have the ability to cancel our contracts. Payments of penalties or a cancellation of a contract could cause us to suffer damages. In addition, we might not be paid for costs that we incurred in performing services prior to the date of cancellation. In addition, from time to time we may be subject to claims as a result of not delivering our products on time or in a satisfactory manner. Such disputes or others may lead to material damages.

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

Any claim, with or without merit, could be expensive and time-consuming to defend, and would probably divert our management’s attention and resources. In addition, such a claim, if submitted, may require us to enter into royalty or licensing agreements to obtain the right to use a necessary product or component. Such royalty or licensing agreements, if required, may not be available to us on acceptable terms, if at all.

A successful claim of product infringement against us and our failure or inability to license the infringed or similar technology could have a material adverse effect on our business, financial condition, and results of operations.

We may experience greater than expected competition that could have a negative effect on our business.

We operate in a highly competitive market. Competition in the modernization field is, to a large extent, based upon the functionality of the available automated tools and personnel expertise. Our competitors may be in a better position to devote significant funds and resources to the development, promotion and sale of their modernization tools and services, thus enabling them to respond more quickly to emerging opportunities and changes in technology or customer requirements. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase such competitors’ ability to successfully market their tools and services. We also expect that competition will increase as a result of consolidation within the industry. As we develop new tools and services, we may begin to compete with companies with which we have not previously competed. Our competitors include:

•	small vendors who may provide a single solution for a particular area of modernization, such as Cast, Ateras, Anubex, Migrationware, Alchemy solutions, HTWC, Speedware and Softmaint;

•	large system integrators such as IBM, HP, SUN, Accenture, Cap Gemini and EDS, some of whom we also partner with;

•	software houses such as Micro Focus and Metaware; and

•	Indian system integrators such as Tata, WIPRO, Infosys and Patni.

We may be unable to differentiate our tools and services from those of our competitors, or successfully develop and introduce new tools and services that are less costly than, or superior to, those of our competitors. This could have a material adverse effect on our ability to compete.

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

In June 2003, a former Liraz shareholder filed an application with the Tel-Aviv-Jaffa District Court to approve a claim filed by him against us, as a class action. The claim relates to the acquisition of Liraz shares, which we completed in March 2003. The shareholder alleges that the share price we paid to Liraz’s shareholders in the tender offer and in a subsequent mandatory purchase was lower than the fair price of Liraz shares. The maximum amount of the claim is approximately NIS 37.1 million ($9.9 million) in the aggregate. Under Israeli law, the court’s approval is required for the plaintiff to represent all of the shareholders of Liraz who sold their shares to us pursuant to the tender offer and the mandatory acquisition. The plaintiff has applied for such approval in the lawsuit. Since the critical issue in our case concerns the basis upon which the fair price of shares purchased within the context of a tender offer is to be determined, and due to the fact that this particular issue has come before the Supreme Court of Israel in an appeal concerning another separate case, the plaintiff in our claim has agreed to postpone the proceedings until the Supreme Court has given its decision in the appeal. In December 2009, the Supreme Court held that, as a general rule, the fair price of shares purchased within the context of a full tender offer shall be determined in accordance with the discounted cash flow method. The plaintiff in our case is expected to notify the court whether he wishes to renew the proceedings. As of the date of this annual report, the plaintiff has not yet applied to the court. Based on our analysis of the statement of claim, including an evaluation of the fair value of the Liraz shares, and the price paid for Liraz in a previous transaction immediately prior to the tender offer, we believe that the allegations against us in this proceeding are without merit and we intend to vigorously defend the claim and contest the allegations made therein. If we are not successful in defending this claim, we could be exposed to considerable financial liabilities and, as a result, our financial condition could be materially adversely harmed.

See also “Item 8.A. Consolidated Statements and Other Financial Information – Legal Proceedings.”

Our existing credit facilities contain a number of restrictions and obligations that limit our operating and financial flexibility, and there is no assurance that credit facilities will be available in the future.

As of March 22, 2010, we had an aggregate of $15 million of outstanding loans under our credit facilities. Our credit facilities contain a number of restrictive covenants that limit our operating and financial flexibility. These covenants restrict, among other things, our ability to pledge our assets, dispose of assets, make loans or give guarantees, make certain acquisitions, and engage in mergers or consolidations. Our credit facilities also contain covenants regarding maintaining certain financial ratios. Our ability to continue to comply with these and other obligations depends in part on the future performance of our business. There can be no assurance that such obligations will not materially adversely affect our ability to finance our future operations or the manner in which we operate our business. In particular, any noncompliance with performance-related covenants and other undertakings of our credit facilities could result in an acceleration of our outstanding debt under our credit facilities and restrict our ability to obtain additional funds, which could have a material adverse effect on our business, financial condition, and results of operations. In addition, there is no assurance that banks will continue to provide us with credit facilities in the future.

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

We enter, from time to time, into forward currency exchange contracts or other arrangements in order to hedge this foreign currency exposure. Such arrangements may not always be effective or sufficient to offset the fluctuations in currency exchange rates. For additional information relating to the exchange rates between different relevant currencies, see “Item 5. Operating and Financial Review and Prospects–Our Reporting Currency.”

Fluctuations in foreign currency values affect the prices of our products and services, which in turn may affect our business and results of operations.

Most of our worldwide sales are currently denominated in U.S. dollars, British Pounds, Danish Kroner and Euros while our reporting currency is the dollar. A decrease in the value of the dollar relative to these foreign currencies would make our products more expensive and increase our operating costs and, therefore, could adversely affect our results and harm our competitive position in the markets in which we compete.

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

We are organized under the laws of the State of Israel. Most of our executive officers and directors are non-residents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to:

•	effect service of process within the United States on us or any of our executive officers or directors who are non-residents of the United States;
•
enforce court judgments obtained in the United States, including those predicated upon the civil liability provisions of the United States federal securities laws, against us or against any of our executive officers or directors that are non-residents of the United States, in the United States or Israel; and

•	bring an original action in an Israeli court against us or against any of our executive officers or directors to enforce liabilities based upon the United States federal securities laws.

Risks Relating to Our Traded Securities

The market price of our ordinary shares may be extremely volatile and our investors may not be able to resell the shares at or above the price they paid, or at all.

During the past few years, the worldwide stock markets have experienced significant price and volume fluctuations. The market prices of securities of technology companies have been extremely volatile, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations could adversely affect market price of our ordinary shares. The high and low closing prices of our ordinary shares traded on the NASDAQ Global Market and the Tel Aviv Stock Exchange, or TASE, during each of the last three years, are summarized in the table below:

	NASDAQ Global Market		TASE
	In $		In NIS
	High	Low	High	Low
2009	3.85	1.62	14.24	7.07
2008	20.66	1.40	74.83	5.25
2007	21.49	5.94	85.51	25.69

As of March 22, 2010, the exchange rate between the U.S. dollar and the New Israeli Shekel was 3.741 NIS to one dollar.

During the period between January 2008 and March 2010, the market price of our ordinary shares on the NASDAQ Global Market ranged from a high of $20.66 to a low of $1.40. As of March 22, 2010, the market price of our ordinary shares was $2.47. We cannot assure you that the market price of our ordinary shares will rise to similar levels as it was in the past. The market price of our ordinary shares may continue to fluctuate substantially due to a variety of factors, including:

•	any actual or anticipated fluctuations in our or our competitors’ quarterly revenues and operating results;
•	shortfalls in our operating results from levels forecast by securities analysts;
•	potential impairments of our intangible assets;
•	adverse consequences of litigation;
•	public announcements concerning us or our competitors;
•	the introduction or market acceptance of new products or service offerings by us or by our competitors;
•	changes in product pricing policies by us or our competitors;
•	changes in security analysts’ financial estimates;
•	changes in accounting principles;
•	sales of our shares by existing shareholders; and
•	the loss of any of our key personnel.

In addition, global and local economic, political and market conditions, and military conflicts and, in particular, those specifically related to the State of Israel, may affect the market price of our shares.

Our ordinary shares are traded on more than one market and this may result in price variations.

Our ordinary shares trade on the NASDAQ Global Market and the TASE. Trading in our ordinary shares on these markets takes place in different currencies (dollars on the NASDAQ Global Market and NIS on the TASE), and at different times (resulting from different time zones, different trading days, and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

Future sales of our shares to be registered for resale in the public market could dilute the ownership interest of our existing shareholders and could cause the market price for our ordinary shares to fall.

As of March 22, 2010, we had 23,376,779 ordinary shares outstanding and 2,668,537 ordinary shares reserved for issuance under our employee equity compensation plans, including 2,009,628 shares reserved for issuance upon the exercise of outstanding employee options, warrants and unvested restricted stock units. We also have the following commitments to issue our ordinary shares:

•	200,000 ordinary shares issuable upon exercise of warrants issued to institutional investors in connection with the $3 million private placement, completed in March 2006;

•	800,000 ordinary shares issuable upon exercise of warrants issued by us to institutional investors in connection with the $35 million private placement completed in November 2007; and

•	3,002,063 ordinary shares issuable upon exercise of warrants issued by us to institutional investors in connection with the private placement consummated in October 2009.

We registered for resale the shares underlying the warrants issued to the institutional investors in March 2006, November 2007 and October 2009, pursuant to registration rights agreements entered into with such investors. For more information, see “Item 4.B - Business Overview – Investments and Acquisitions” and “Item 5.B - Liquidity and Capital Resources – Contractual Commitments and Guarantees.”

The exercise of options by our employees and the exercise of warrants by investors would dilute the ownership interests of our existing shareholders. Any sales in the public market of our ordinary shares issuable upon exercise of options or warrants could adversely affect the market price of our ordinary shares. If a large number of our ordinary shares is sold in a short period, the price of our ordinary shares would likely decrease.

Our U.S. investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Although we believe that we were not a passive foreign investment company, or PFIC, in 2009, we cannot assure you that the United States Internal Revenue Service will agree with our position. We would be a PFIC if (i) 75% or more of our gross income in a taxable year (including our pro rata share of the gross income of any company treated as a corporation for U.S. federal income tax purposes in which we are considered to own directly or indirectly 25% or more of the shares by value) is passive income, or (ii) the value of our assets averaged quarterly over the taxable year (including our pro rata share of the assets of any company treated as a corporation for U.S. federal income tax purposes in which we are considered to own directly or indirectly 25% or more of the shares by value) that produce, or are held for the production of, passive income is at least 50%. Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a PFIC, our U.S. investors could suffer adverse tax consequences, including being taxed at ordinary income tax rates and being subject to an interest charge on gain from the sale or other disposition of our ordinary shares and on certain “excess distributions” with respect to our ordinary shares. For additional information regarding our PFIC status, see the discussion under “Item 10.E. Taxation — United States Federal Income Tax Considerations — Tax Consequences If We Are a Passive Foreign Investment Company.”.

As a foreign private issuer whose shares are listed on The NASDAQ Global Market, we may follow certain home country corporate governance practices instead of certain listing requirements, which may not afford shareholders with the same protections that shareholders of domestic companies have.

As a foreign private issuer whose ordinary shares are listed on The NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Global Market. A foreign private issuer that elects to follow a home country practice instead of such requirements must submit to The NASDAQ Global Market in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. We follow home country practice with regard to distribution of annual reports to shareholders, meetings of independent directors in which only independent directors participate, approval of share compensation plans and changes in such plans and approval of share issuance or potential issuance which results in a change of control of the company.

ITEM 4. INFORMATION ON THE COMPANY

A.           History and Development of the Company

We were incorporated in Israel in 1987 under the name A. Crystal Solutions Ltd. In 1996, we changed our name to Crystal Systems Solutions Ltd. In 2003, following the acquisition of Liraz Systems Ltd., we changed our name to BluePhoenix Solutions Ltd. Our registered office is located at 8 Maskit Street, Herzliya, 46733, Israel and our telephone number is: 972-9-9526110. Our agent in the United States is Blue Phoenix Solutions USA Inc., 8000 Regency Parkway, Cary, NC 27511 and its telephone number is: (919) 380-5100.

See Item 5 – “Operating and Financial Review and Prospects” and Item 18 – “Financial Statements” for a description of capital expenditures and divestitures by us that are in progress or took place in the past three fiscal years, and see “Business Overview” below for our history.

B.           Business Overview

Our Business

We develop and market unique value driven enterprise legacy IT modernization solutions, provide professional services to selected customers and sell knowledge management solutions.

Our IT legacy modernization solutions enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure in order to more effectively compete in today’s business environment. The combination of our comprehensive tools and services with our unique methodology provides an efficient and cost-effective process for extending the return on investment of existing enterprise IT assets. Our complete modernization solutions consist of a combination of automated technologies and services that minimize the risk through the whole life cycle of the modernization process. Our solutions are based on technologies and services that support the following functionalities: Understanding and mapping an application; Migration of platforms, databases and languages, data and testing; and Remediation. The solutions allow companies to fully leverage their current systems and applications, speed up and reduce the cost of the renewal process, and effectively update their systems in order to be more agile when having to adapt to new business demands. In addition, by using our technologies our customers gain the added value of extending their systems to be ready for future demands, such as Service Oriented Architecture and Cloud computing. Our modernization solutions are offered to customers in all business market sectors, particularly financial services, automotive and governmental entities. In addition, we provide consulting services such as application development services and maintenance for core banking systems.

Our solution portfolio includes software products, software tools, and services that address the most pressing IT challenges which organizations and companies face today, including:

•	lack of agility and responsiveness to changing business needs;
•	difficulty in recruiting and retaining mainframe professionals;
•	growing cost of infrastructure software licenses, maintenance and operations;
•	difficulties in complying with new regulations; and
•	use of old technologies which prevent access to modern tools and inhibit the ability to meet business expectations.

Our solutions enable companies to:

•	better understand and manage their IT systems and resources;
•	effectively plan and carry out strategic projects that provide real business value;
•	transformation to modern technology enables enterprises to recruit professional resources;
•	significantly decrease maintenance, human resource, and technology costs;
•	easily integrate packaged applications and build customized applications;
•	substantially transform applications and databases in order to address regulatory and business changes; and
•	directly gain access to cutting edge technology and new business channels.

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

Our integrated set of enterprise IT understanding solutions is designed to assist companies in achieving these goals by accurately mapping raw IT operational and development data, down to the program code level, into a consolidated enterprise-wide warehouse. The gathered information enables companies to keep track of system inventories, resources, and inter-relationships and to intelligently mine systems and application metadata.

This enterprise-wide view can then be used for a variety of strategic purposes, including:

•	performing impact, cost, and trend analyses, as well as ongoing tracking of IT resources, inventories, components, their usage and their inter-relationships;
•	running business-logic analyses for business process identification, evaluation, extraction, transition and enhancement;
•	achieving significant cost reductions through the elimination of unused products, unnecessary software upgrades, inefficient storage allocations, and wasteful CPU usage; and
•	providing more efficient application development by reusing systems and leveraging existing business rules.

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

Buying a packaged application or rebuilding one can often be an expensive and risky proposition. Therefore, companies often look towards migrating their existing applications. This option is much more cost-effective and time-efficient as it leverages existing investments in custom applications. Our migration solutions enable companies to operate their IT systems independently, without relying on the original technology's vendors for support, thus the migration process provides significant cost savings on development, maintenance, and human resources.

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

Our enterprise IT migration suite includes the following solutions:

BluePhoenix™ DBMSMigrator—An automated migration tool that converts applications from non-relational databases, such as IDMS (Integrated Database Management System), ADABAS, IMS, and VSAM, to relational databases, such as DB2, Oracle, and SQL Server. The tool performs automated conversions that provide companies with fully functional compliance for source and target applications and minimal application, functional, and logical program flow changes. DBMSMigrator leaves no residuals, emulation software, or translation procedures and allows system support to continue uninterrupted during the migration project. As a result of the conversion process, the migrated application operates more efficiently, is easier to maintain, and contains complete documentation of the customer’s knowledge base and guidelines.

BluePhoenix™ PlatformMigrator—A range of automated migration tools that convert a range of platforms, including IBM mainframe with operating systems such as VSE, MVS, in addition to Fujitsu ICL and Unisys, to Unix, Linux, Windows, and .Net. PlatformMigrator tools can be customized to fit the unique IT configuration and business rules of each customer site. The tool converts platforms to a pure, native installation so that programs are not required to run under emulation or through translation techniques. PlatformMigrator solutions assist companies with reducing IT costs maintaining service levels, setting and upgrading standards, implementing the new IT environment, training IT users, implementing new facilities such as a security system or a batch scheduler, and testing for functional equivalence.

   BluePhoenix™ Rehosting—Organizations implement mainframe rehosting in order to reduce the ongoing costs of existing legacy applications. Rehosting leverages the strength and investment of older COBOL, RPG and other languages applications while taking advantage of new, cost-efficient hardware and open operating system environments such as Linux, Unix, Windows, J2EE, and .NET.

Using our various automated migration tools, and through cooperation with our partners, we offer COBOL and RPG migrations, System i and mainframe rehosting solutions. We formed the following alliances for providing these solutions:

•	an alliance with Clerity for assisting companies to rehost mainframe applications on more cost-efficient, open platforms;
•	a collaboration with Fujitsu for assisting companies to migrate COBOL/CICS applications into Fujitsu NetCOBOL and the Fujitsu NeoKicks and NeoBatch environments for handing CICS and batch/JCL;
•	a Gold level partnership with Microsoft for collaboration in migrating customers’ applications to the .NET platform;
•	a partnership with Oracle for assisting companies to migrate their legacy databases to the Oracle database;
•	advanced membership in IBM’s Partnerworld program to work together with IBM to modernize customers’ databases and applications on the mainframe platform; and
•	ongoing cooperation with SUN/Oracle that focuses on rehosting customers off of the mainframe and onto SUN’s UNIX platform.

BluePhoenix™ LanguageMigrator—A set of automated migration tools for converting COBOL and 4GLs (fourth generation languages) such as ADSO, Natural, CA Gen (formerly COOL: Gen) to COBOL, Java/J2EE and C#/.Net. This reliable, time-efficient, and comprehensive solution enables site-wide installation, simultaneous testing, and implementation of batch programs. In addition, LanguageMigrator identifies the compatibility of the code, converts it to the new standards required by customers, and analyzes converted programs to identify potential problems.

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

AppBuilder

In addition to our modernization tools, we develop, maintain and distribute a development environment called BluePhoenix™ AppBuilder. BluePhoenix™ AppBuilder has been used for managing, maintaining, and reusing the complicated applications needed by large businesses. It provides the infrastructure for enterprises worldwide, across several industries, with applications running millions of transactions daily on legacy systems. Enterprises using AppBuilder can build, deploy, and maintain large-scale custom-built business applications for years without being dependent on any particular technology. The deployment environments include IBM mainframe, Unix, Linux and Windows. BluePhoenix™ AppBuilder is intended to increase productivity and agility in the creation and deployment of enterprise class computing.

System i (previously known as AS/400 or iSeries) Family of Products

We develop and market a separate but complementary family of products that provides similar solutions for System i (previously known as AS/400) applications. The products described hereunder cover the areas of understanding, migration and redevelopment.

ASNA Monarch ™ — This product is used for understanding and migration of System i applications. It transforms applications originally written in RPG/400 into native and fully compliant Microsoft.NET®. It can also migrate the originating database to SQL Server, thus providing for a full re-platforming solution. ASNA Monarch reuses the original source code, which persists in a familiar syntax, allowing the existing development teams to maintain it.

ASNA Visual RPG® (AVR) is a modern implementation of RPG that enables RPG developers to easily build Web and Windows applications. AVR provides direct, secure and fast access to both files and program objects on IBM's System i server. Using a familiar, but modernized syntax, RPG programmers can quickly apply their long-standing RPG experience to create modern applications that connect seamlessly to the System i platform.

AVR for .NET provides similar functionalities under Microsoft's .NET framework. It enables modernizing existing RPG applications, develop Web services, and extend System i applications to .NET and the inherent support in service oriented architecture while continuing to program with a familiar, RPG-like syntax.

ASNA DataGate® — ASNA DataGate provides fast and secure System i database access. Applications written to access the System i through DataGate can later be connected to SQL Server without modification. A single application may connect to both platforms concurrently, or an application may switch, automatically, from one platform to the other in the case of a failover situation.

ASNA Visual RPG® and ASNA DataGate® are used for migration and redevelopment solutions.

Knowledge Management Solutions

The technology and products of BluePhoenix Knowledge Management, DSK4SP and DSK2SMB, that was purchased in December 2009 expand BluePhoenix’s abilities to provide its customers a whole package of management and upgrading organizational knowledge, computerization foundation and expanding BluePhoenix's activity in the area of management and distribution of organizational knowledge in the international arena.

Our solution applies to contact centers and service oriented enterprises around the world. Our product line has proven experience in almost every market industry such as, Telecom, Media, Internet, Shipment, Logistic, Tourism, Banking, finance, insurance, Hi tech, Government, Health services and more.

In a service based organization an informational worker constantly need to find in numerous operational systems and repositories a unique piece of information inside the huge mass of the organizational information. Seeking for information activity is very expensive and costly especially in call centers where the CSR’s (customer service representative) spending short amount of time with the organization and continue to other jobs. This is exactly where BluePhoenix KMS has precious value and return on investment.

In the core of our methodology we are always thinking of Rule 2 – 3 – 4, means that within 2 or 3 seconds and not more then 3 or 4 mouse clicks, In at least 80% of the cases, the service provider will locate the exact piece of information that is needed to provide the best answer to the customer in his first call with no escalation process.

Professional Services

Our world-wide professional service activity is comprised of a high-end application and infrastructure development group. BluePhoenix’s professional service activity specializes in enterprise application development, maintenance and system integration.

Our application maintenance services team assumes the daily IT activities involved in maintaining, troubleshooting, analyzing and assessing the application for enhanced efficiency and performance. We also supply software product development services for companies (independent software vendors (ISV) or software publishers) to reduce significantly their cost of software product development while keeping control of the product architecture. These services enable easy ramping up and ramping down of product teams based on business priorities.

Our professional service team has the required knowledge in a wide range of technologies (legacy and modern) and can provide a competitive solution to enterprises in our region.

Investments and Acquisitions

In order to enhance our solutions and services portfolio, we have been pursuing a strategy of adding new technologies to our suite of automated modernization tools. We implement this strategy via internal development of new software tools and through acquisitions and investments. Accordingly, we devote significant resources to the development of new software modernization tools, and invest in businesses that develop software tools that are complementary to our existing portfolio. The broad portfolio that we established, among others, through these acquisitions, contributes to our ability to penetrate new markets and to offer a complete set of solutions addressing the broad array of changing demands of our customers. We integrate the acquired businesses into our business and assimilate many of their functions, including, marketing, sales, finance and administration into our existing infrastructure. For more information about our capital expenditures, see "Item 5.B. Liquidity and Capital Resources- How We Have Financed Our Business-Capital expenditures."

Following is a description of our principal investments and acquisitions during the last three fiscal years, as well as those currently in progress, which form a part of our business as described above:

Knowledge Management Business. In December 2009, we purchased the knowledge management business of DSKnowledge Ltd. The knowledge management product modernizes and transforms legacy data, information and content elements in enterprises into one knowledge management repository. Pursuant to the terms of the purchase agreement, we acquired the business for approximately $3.0 million. We committed to pay additional contingent consideration under the purchase agreement of up to $2,795,000 in the event that the purchased business’ net profit (as defined in the purchase agreement) reaches certain predefined targets set for each of the years 2010, 2011 and 2012.

TIS Consultants Ltd. In January 2008, we entered into the TIS purchase agreement for the purchase of the entire outstanding share capital of TIS Consultants Ltd., or TIS, a company incorporated in Cyprus, that wholly owns a subsidiary incorporated in India, TISA Software Consultants Private Limited. TIS provides consulting services, solutions and value added products to the banking industry, specializing in the market for Temenos GLOBUS/T24™.

Under the TIS purchase agreement, we paid to the selling shareholders an amount of $500,000 and an additional amount of $700,000 as a nonrefundable advance payment on account of contingent consideration described below. As part of the transaction, we undertook to pay the selling shareholders contingent consideration if certain conditions are met.

In April 2009, the former shareholders of TIS filed a claim against us, following a dispute regarding the calculation of the consideration payable to them in connection with the TIS transaction. As part of the negotiated terms, in 2009 we paid to the former shareholders of TIS an advance payment of $3,070,000 and in September 2009, we entered into a settlement agreement with TIS pursuant to which we paid them an aggregate of $1,057,500 in January 2010 and undertook to pay an additional $1,163,250 in January 2011. In addition, we issued to the former shareholders of TIS 813,461 ordinary shares of BluePhoenix. As part of the settlement, the parties agreed on a mutual release of their respective claims, and the former shareholders of TIS waived their right to any future contingent consideration.

JLC Russia. In May 2008, in order to expand our off-shore center in Russia, we purchased the activity of an offshore professional outsourcing center in Nitzni (Russia), for total consideration of $1.18 million. Under the terms of the transaction, we agreed to pay to the selling shareholders of JLC Group Inc., or JLC, additional consideration if certain criteria are met, based on the revenue growth of JLC's activity in 2008 and 2009. Accordingly, we paid to the selling shareholders additional consideration of $406,000 for 2008. No additional consideration was accrued for 2009.

ASNA. In August 2007, we entered into an agreement to purchase the entire outstanding share capital of Amalgamated Software North America Inc. (ASNA), a private company based in San Antonio, Texas, for total consideration of $7 million. The criteria for additional contingent consideration under the terms of the transaction were not met and therefore no additional consideration was accrued.

ASNA’s product, Monarch, is a fully integrated solution for transforming RPG applications to the Microsoft.NET® platform. ASNA is a Microsoft Gold Certified Partner, a Microsoft Visual Studio Industry Partner, an IBM Tools Network Partner, and an Advanced Tier Member of IBM’s PartnerWorld.

BridgeQuest. Effective April 2007, we entered into an agreement to purchase the entire outstanding share capital of BridgeQuest Inc., a North Carolina corporation that manages and operates, through a wholly owned subsidiary, a professional outsourcing center in St. Petersburg. Through this alternative large off-shore center, we offer services at a low cost. The consideration amounted to $2 million. Under the terms of the transaction we committed to pay the selling shareholders additional consideration computed based on BridgeQuest’s revenues and earnings before interest and taxes during 2007-2009. For 2007, the contingent consideration amounted to $1.8 million and was recorded as goodwill in 2007. Under an amendment to the agreement entered into in January 2008, we granted to the selling shareholders warrants to purchase 200,000 BluePhoenix ordinary shares upon reaching a certain financial milestone. The warrants were valued at $2.5 million based on the Black-Scholes pricing model applied as of the commitment date, and such amount was recorded as additional goodwill in 2008. These warrants were exercised in 2008. On December 31, 2008, we signed an additional amendment to the purchase agreement, pursuant to which we paid to the selling shareholders in 2009 and 2010 additional aggregate consideration of $1.6 million. This amount was recorded as goodwill in 2008.

CodeStream Software Ltd. In December 2006, we acquired from a company incorporated in the United Kingdom, CodeStream Software Ltd., certain business activities in the field of modernization of legacy databases, particularly IDMS and other mainframe platforms. Pursuant to the purchase agreement, we hired 18 persons previously employed by CodeStream and assumed all the obligations in respect of the purchased activities. In consideration thereof, we paid to CodeStream $10.2 million. Pursuant to the purchase agreement, as amended in December 2007, an amount of $2.5 million was paid in 2008. In addition, as contingent consideration for the purchased activity, we issued to the selling shareholders 400,000 ordinary shares of BluePhoenix in April 2008 valued at $3.8 million based on the share price on the commitment date, and paid an additional amount of $2.5 million in April 2009.

BluePhoenix I-Ter S.p.A. (previously known as I-Ter/Informatica & Territorio S.p.A.). In the second quarter of 2005, we entered into an agreement to purchase the entire outstanding share capital of I-Ter/Informatica & Territorio S.p.A., referred to as I-Ter. Pursuant to the purchase agreement, we paid to the selling shareholders of I-Ter $1.4 million. In addition, under the terms of the agreement, we paid to the selling shareholders additional consideration based on I-Ter’s average earnings before interest and taxes, for the years 2005 through 2007, in an aggregate amount of $6.2 million, paid in 2008 and 2009.

Cicero Inc. (formerly Level 8 Systems Inc.). Pursuant to an agreement signed in October 2007 with Cicero, we repaid $1.7 million on behalf of Cicero to cover a portion of Cicero's credit facility at Bank Ha'Poalim. In connection therewith, the bank released a $2.0 million bank guarantee previously provided by us to the bank to secure Cicero's bank loans. Accordingly, on the repayment date, an amount of $300,000 was charged to earnings. As consideration therefore, Cicero issued to us 2,546,149 ordinary shares of Cicero and a $1.0 million senior promissory note, bearing an annual interest rate of LIBOR + 1% (or in the event of any unpaid interest, LIBOR + 4%) payable in two installments, the first installment of $350,000 was paid in 2008, and the second installment of $671,000 is to be paid on December 31, 2011. As of December 31, 2009, we hold 1,352,054 ordinary shares of Cicero which are classified as available-for-sale marketable securities.

Discontinued Operations

In January 2008, our board of directors announced our intent to sell our entire holdings in Mainsoft, in which we held a 58% controlling interest. This decision followed a strategic shift in Mainsoft's product development and marketing strategy outside of BluePhoenix's core business focus. In October 2008 we sold our stake in Mainsoft for consideration of $1.7 million. Mainsoft met the definition of a component. Accordingly the results of operation of Mainsoft are reported as discontinued operation in the statement of operations and prior periods’ results have been reclassified accordingly. In addition, comparative data of the asset and liabilities attributed to the discontinued operation have been reclassified in the balance sheet.

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

In 2009, no individual customer accounted for 10% or more of our revenues. In 2008, Capita Group Plc, accounted for 10% of our revenues. In 2007, SDC Udvikling A/S and EDS accounted for 12% and 11% of our revenues, respectively.

The following table summarizes the revenues from our tools and services by geographic regions based on the location of the end customer for the periods indicated:

	Year ended December 31,
	2009	2008	2007
	(in thousands)

North America	$27,897	$22,660	$17,840
Europe (other than Denmark)	26,091	40,044	31,725
Denmark	9,975	11,096	15,750
Israel	10,320	10,679	7,820
Other	3,495	7,266	8,087
	$77,778	$91,745	$81,222

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

We continue to reinvest in our company through our investment in technology and process improvement. In addition, we invest in businesses that develop software tools that are complementary to our existing portfolio. We also invest in a skilled and specialized workforce. In 2009, our investment in research and development amounted to $11.4 million, as compared to $18.4 million in 2008. This decrease is attributable mainly to the reallocation of human resources from research and development to delivery of our turn-key projects.

Enterprise IT Understanding

BluePhoenix™ IT Discovery—By further refining our existing understanding technology, IT Discovery provides the basis for legacy understanding needed by the rest of our modernization solutions.

Enterprise IT Automated Migration

Language Migration—In the area of automated migration, we continue to build on our COBOL and 4GL migration solutions. Our assets in the migration area cover COBOL, COOL:Gen, ADSO/IDMS, Natural, CSP, Forte and other transformations. We continue to extend the support target platform of these transformations to include J2EE and .NET platforms.

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

ASNA Monarch ™ — This product is used for understanding and migration of AS/400 applications. It transforms applications originally written in RPG/400 into native and fully compliant Microsoft.NET®. It can also migrate the originating database to SQL Server, thus providing for a full re-platforming solution. We intend to continue to provide full support for converting AS/400 applications to C# which is the premier development language under the Microsoft .NET environment. This will complete our offering and allow the AS/400 community a choice whether to use our ASNA Visual RPG® (AVR) or C#.

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

AVR for .NET provides similar functionalities under Microsoft's .NET Framework. It enables modernizing existing RPG applications, develop Web services, and extend System i applications to .NET and the inherent support in Service Oriented Architecture while continuing to program with a familiar, RPG-like syntax. AVR for .NET is the only development solution available for Microsoft's .NET that specifically supports high performance access to the System i database. We intend to continue to extend the functionality of AVR in order to make it a more attractive development environment that will be a preferred choice for AS/400 installations. In the next cycle of investment, we will integrate AVR with MS Visual Studio 2010.

ASNA DataGate® — ASNA DataGate provides fast and secure iSeries-400 database access. Applications written to access the iSeries through DataGate can later be connected to SQL Server without modification. A single application may connect to both platforms concurrently, or an application may switch, automatically, from one platform to the other in the case of a failover situation. We intend to continue to invest in research and development activities aimed to understand the feasibility of providing support for more modern RDBMSs such as ORACLE.

Chief Scientist Grants

        PowerText—We received through a subsidiary, an aggregate of approximately $200,000 in grants from the Office of the Chief Scientist, or the OCS, for the development of PowerText. PowerText is a software solution for automated electronic document mining, management and presentment. Royalties of 3% are payable to the OCS on all sales of PowerText up to 100% of the dollar-linked grant received.

        BluePhoenix™ SOA - Ready Enablement—We received through our subsidiary, an aggregate of approximately $580,000 in grants from the OCS, for the development of BluePhoenix™ SOA - Ready Enablement. Royalties of 3% are payable to the OCS on sales of BluePhoenix™ SOA - Ready Enablement up to 100% of the dollar-linked grant received in respect of the funded product.

        The balance of the contingent liability relating to the royalties payable by our subsidiaries to the OCS, at December 31, 2009, amounted to approximately $900,000.

Other Grants

In July 2007, our subsidiary, I-Ter, received final approval from the Ministry of Production in Italy for its Easy4Plan product. Easy4Plan is a workflow management tool designed for ISO9000 companies. The total funds amounted to $650,000 (€515,000), of which $585,000 was received in December 2007 and the remaining amount is expected to be received during 2010. $213,525 of the funds received constitute a grant, and the remaining $412,000 (€294,000), is a 10-year loan to be repaid by I-Ter in annual installments until September 2018. The loan bears a minimal annual interest of 0.87%. As of March 22, 2010, the remaining loan balance was $320,000 (€247,000).

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

Challenges and Opportunities

Although the market for legacy IT modernization solutions is robust and to our belief is growing, the challenges associated with driving constant revenue growth while continually improving profit margins are real. In a market that continues to innovate and evolve, new technologies and practices, by definition, render existing technology deployments out-of-date - or legacy. By the same measure, however, in order for us to capitalize on the constant source of legacy solutions, we must evolve our solutions portfolio to deal with the changing definition of what constitutes “leading edge” technologies and the growing set that is deemed to be “legacy.” Over time, as one legacy set of technologies is gradually replaced, we must be capable of addressing the modernization needs of the next set of aging technologies.

The fact that the modernization needs of the market are evolving on a constant basis, necessitates that we be capable of tracking and predicting changes in technologies. Anticipating the needs of the IT modernization market and delivering new tools and services that satisfy the emerging needs is a critical success factor.

However, even if we develop modernization solutions that address the evolving needs of the legacy IT modernization market, we cannot assure you that there will be a predictable demand for our offerings. Vagaries ranging from the macro-economic climate, to the competitive landscape, to the perceived need that the enterprise market has for a specific modernization solution, will all have an impact such as a longer sales cycle and increased pricing pressure.

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

Competition

We face competition for our tools and services from various entities operating in the market. At the highest level, the legacy IT modernization market competes with two other approaches that can be employed to evolve the operating capabilities of a business: re-building business systems from scratch or buying a commercially available application package that can be configured to serve the specific needs of a particular business. The benefits of each approach have been widely documented by major research firms such as Gartner and Forrester. It is typically understood that legacy IT modernization provides several key advantages over the other two, including:

•	Lowest risk – existing tried and tested information technology is leveraged directly and translated into a version of itself based on a newer technology platform;
•	Least cost and time; and
•	Least impact on the business and professional skill set.

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

We also face competition from niche tools and solutions companies operating in the enterprise IT modernization continuum.

Examples of businesses that address specific sub-segments of the market include Cast, Meta Ware, Ateras, Anubex, Migrationware, Alchemy Solutions, HTWC, Speedware and Softmaint.

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

C.           Organizational Structure

We run our worldwide operations through several wholly owned and controlled subsidiaries, named below:

Name of Subsidiary	Country of Incorporation
BluePhoenix Solutions USA Inc.	United States
Amalgamated Software NA Inc. (ASNA)	United States
BridgeQuest Inc.	United States
BluePhoenix Solutions Nordic, AS	Denmark
BluePhoenix Solutions U.K. Limited	United Kingdom
BluePhoenix Solutions Italia Srl.	Italy
Blue Phoenix I-Ter S.p.A.	Italy
BluePhoenix Solutions GmbH	Germany
BluePhoenix Solutions B.V.	The Netherlands
BluePhoenix Solutions Ltd.	Cyprus
BluePhoenix Solutions Srl.	Romania
BluePhoenix Solutions Co., Ltd.	Korea
Liacom Systems Ltd.	Israel
Zulu Software Inc.	United States
TIS Consultants Ltd.	Cyprus
BluePhoenix Technologies Ltd.	Israel
TISA Software Consultants Private Limited	India

D.           Property, Plants and Equipment

We, together with our subsidiaries and affiliates, currently occupy approximately 6,356 square meters of office space. The aggregate annual rent we paid for these facilities in 2009 was $2.1 million. The following table presents certain information about our facilities and the terms of lease of these facilities.

Country and State	City	Sq. Meters	Expiration	Annual anticipated rental fees in 2010(*) in thousands $
Israel	Herzliya	1,540	December 2010	352
Israel	Holon	253	December 2010	43
USA, North Carolina	Cary	604	April 2012	134
USA, Texas	San Antonio	650	July 2011	142
USA	Virginia	235	November 2012	45
Denmark	Ballerup	177	November 2010	26
Romania	Bucharest	930	May 2013	225
United Kingdom	Milton Keynes	180	December 2012	88
Cyprus	Nicosia	100	April 2011	22
Italy	Milan	110	April 2012	12
Italy	Riccione	200	December 2013	28
Italy	Milan	115	November 2014	19
Russia	St. Petersburg	836	December 2010	290
Russia	Irkutsk	136	December 2010	32
Russia	Nizhny Novgorod	160	December 2010	44
India	Mysore	130	December 2010	8
Total		6,356		1,510
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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following our board of directors' decision to sell our holdings in our subsidiary, Mainsoft in January 2008, we included Mainsoft’s results in our financial statements as a discontinued operation. Accordingly, all figures in this annual report exclude Mainsoft's results, which are presented as a discontinued operation. See Note 15 to our financial statements.

Overview

We engage in the IT modernization solutions business, including professional services and knowledge management solutions. We continue to pursue selective acquisitions that we believe will enrich our technological offering and will expose us to new geographies and markets. As a result of certain acquisitions and other factors described below under “Operating Results,” our revenues increased from $81.2 million in 2007 and to $91.7 million in 2008. However, in 2009, our revenues decreased to $77.8 million, mainly as a result of the recent global economic and financial market crisis.

The recent global economic and financial market crisis has caused, among other things, a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, and reduced corporate profits and capital spending, all of which have had and continue to have a negative effect on our business, results of operations and financial condition. In response to these market conditions, we are focusing on providing customers with legacy modernization solutions that have a cost effective impact on the customers’ information technology spending, which is particularly important during a difficult economic environment. We have also implemented initiatives to reduce costs and improve working capital to mitigate the effects of the different related economic conditions on our business.

Our quarterly and annual results of operations have fluctuated significantly in the past and we expect them to continue to fluctuate significantly in the future, as a result of numerous factors, including: global economic trends, such as the recent global economic crisis; fluctuations in foreign currencies exchange rates in which we operate compared to the U.S. dollar, our reporting currency; fluctuation in sale of software products; the impact of acquisitions and dispositions of companies; and the difficulties we have encountered in introducing our tools to the market. Therefore, we believe that period-to-period comparisons of our financial results are not necessarily meaningful and you should not rely on them as an indication of future performance.

We enhance our solutions and services via internal development of new software tools and devote significant resources to the development and marketing of new software modernization tools. We continue to reinvest in our company through investments in technology and process improvement. In addition, we invest in businesses that develop software tools that are complementary to our existing portfolio. We also invest in a skilled and specialized workforce. In 2009, our investment in research and development amounted to $11.4 million, as compared to $18.4 million in 2008. This decrease is mainly attributable to the reallocation of human resources from research and development costs to cost of sales. In addition, some of our professionals who focused on research and development in 2008 were temporarily shifted, in 2009, to our turn-key projects.

In 2009, we continued to strengthen our sales team. Management has devoted significant attention to market awareness and to establishing a strong reputation as a leader in the modernization market. We have also increased our marketing efforts through targeted exhibitions, an expanded public relations program, web and email marketing, online web casts and other lead generation campaigns.

In evaluating our results, we focus on the following key financial and operating data: revenues, gross margin, recurring revenues, cash flow and adjusted EBITDA. Recurring revenues are analyzed in terms of revenues from products, revenues from projects based on our tools, revenues based on geography and revenues from maintenance and long term service contracts. Projects and services are priced in an effort to generate a gross margin of not less than 50% on a non-GAAP basis as described below. In addition, cash flow from operating activities is targeted to be positive (for more information, see "Item 5.B. Liquidity and Capital resources.")

The non-GAAP measure of “adjusted EBITDA” serves as an additional indicator of our operating performance and not as a replacement for other measures such as cash flows from operating activities and operating income in accordance with GAAP. We believe that adjusted EBITDA is useful to investors as a measure of forward-looking cash flows as it excludes depreciation and amortization, goodwill impairment, stock based compensation and non-recurring charges. Stock-based compensation is an incentive for certain individuals who are part of the executive management. They are affected by historical stock prices which are irrelevant to forward-looking analyses and are not necessarily linked to the operational performance. We also believe that adjusted EBITDA is commonly used by analysts and investors in our industry and enables shareholders and potential investors to apply multiples on adjusted EBITDA in making investment decisions with respect to our company. Our management uses the Non-GAAP measure of adjusted EBITDA as the main indicator to evaluate operational performance and future cash flow of our business, and to assist management in allocating financial resources and workforce as well as to determine strategic targets and executive management remuneration.

Adjusted EBITDA does not take into account certain items and therefore it has inherent limitations. We obtain our adjusted EBITDA measurement by adding to net earnings (net loss), financial expenses, amortizations, income taxes, financial expenses, results attributed to non-controlling interests and losses on exchange incurred during the year. We exclude from our adjusted EBITDA calculation the effects of non-monetary transactions recorded, such as stock-based compensation, one-time charges and employees’ termination expenses related to our cost saving plan. These expenses do not reflect our on-going future operation. To compensate for these limitations, we analyze adjusted EBITDA in conjunction with other GAAP measures and other operating performance measures. Adjusted EBITDA should not be considered in isolation or as a substitute for a GAAP measure. Investors should carefully consider the specific items included in adjusted EBITDA. While adjusted EBITDA has been disclosed to permit a more complete comparative analysis of our operating performance relative to other companies, investors should be cautioned that adjusted EBITDA as reported by us may not be comparable in all instances to adjusted EBITDA as reported by other companies.

The following table provides a reconciliation of net income (loss) to adjusted EBITDA for the periods indicated:

	2009	2008	2007
Net income (loss)	(15,570)	(28,601)	(8,196)
Amortization of intangible assets	7,908	9,110	9,512
Goodwill impairment	5,670	13,328	-
Capitalization of software development costs	-	-	(3,944)
Stock-based and non-cash compensation	2,031	2,825	2,794
Cost saving expenses and one-time charges	6,167	2,338	2,664
Net loss from discontinued operation	-	8,512	7,489
Net income attributed to non-controlling interests	295	228	164
Income tax expenses (benefit)	(117)	(330)	68
Financial expenses, net	779	1,839	3,451
Adjusted EBITDA	7,163	9,249	14,002

Pursuant to impairment tests performed in 2009 and 2008, impairment losses of $5.7 million and $13.3 million, respectively, related to goodwill of our overall IT modernization reporting unit, were identified and charged to income. These impairment losses are attributed mainly to the effect of the recent global economic and financial crisis on our business as described above.

Recent Acquisitions

As part of our expansion strategy, in December 2009, we purchased the knowledge management business of DSKnowledge Ltd. This product modernizes and transforms legacy data, information and content elements in enterprises into one knowledge management repository. Pursuant to the terms of the purchase agreement, we paid approximately $3 million. We committed to pay additional consideration under the purchase agreement which is calculated based upon the future performance of the business.

Consolidation of the Results of Operations of Our Subsidiaries and Acquired Activity

Following is information regarding the consolidation of the results of operations of certain of our subsidiaries and acquired activity during 2007, 2008 and 2009. We began to consolidate the results of operations of each of these subsidiaries and acquired activity when we acquired control in them.

Name of Subsidiary/purchased activit	Beginning Consolidatio
BridgeQuest Inc.	Second quarter of 2007
Amalgamated Software North America Inc.(ASNA)	Third quarter of 2007
TIS Consultants Ltd.	First quarter of 2008
JLC Group business	Second quarter of 2008
Knowledge Management business	Fourth quarter of 2009

Following our board of directors' decision to sell our holdings in our subsidiary, Mainsoft in January 2008, we included Mainsoft’s results in our financial statements as a discontinued operation. Accordingly, all figures in this annual report exclude Mainsoft's results, which are presented as a discontinued operation. See Note 15 to our financial statements.

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

Revenues derived from direct software license agreements are recognized in accordance with FASB ASC Topic 985 “Software” (“ASC 985”), upon delivery of the software, when collection is probable, the license fee is otherwise fixed or determinable, and persuasive evidence of an arrangement exists.

We typically sell our software products and services in stand-alone contracts for software product licenses, services, or maintenance and support. A relatively small portion of our arrangements includes multiple elements. These arrangements are usually arrangements in which we sell a software product license and PCS.

We allocate the total fee arrangement to the software and the PCS undelivered element based on vendor-specific objective evidence, referred to as VSOE, under which “The fair value of the PCS should be determined by reference to the price the customer will be required to pay when it is sold separately.” The fair value of the PCS is calculated by the consistent renewal rate of the PCS stated in the relevant contract. The portion of the fee arrangement allocated to the PCS is recognized as revenues ratably over the term of the PCS arrangement.

In some agreements with our customers, the customers have the right to receive unspecified upgrades on an if-and-when available basis (we do not provide specific upgrades). These upgrades are considered Post-Contract Support (“PCS”). Revenue allocated to the PCS is recognized ratably over the term of the PCS.

Long term contracts accounted for pursuant to FASB ASC Topic 605-35-25 (prior authoritative literature: SOP 81-1, “Accounting for Performance of Construction-Type Contracts”) are contracts in which we sell our software framework, on which material modifications, developments and customizations are performed, to provide the customer with a new and modern IT application with enhanced capabilities that were unavailable in its former legacy system. The aforementioned services are essential to the functionality of the software and to its compliance with customers’ needs and specifications. Under this method, estimated revenue is generally accrued based on costs incurred to date, as a percentage of total updated estimated costs. Changes in our estimates may affect the recognition of our long-term contract revenues. We recognize contract losses, if any, in the period in which they first become evident. Some of our contracts include client acceptance clauses. In these contracts, we follow the guidance of ASC 985-605-55 (formerly TPA 5100.67) and SAB 104. In determining whether revenue can be recognized, when an acceptance clause exists, we consider our history with similar arrangements, the customer’s involvement in the negotiation process, and the existence of other service providers and the payment terms.

We present revenues from products and revenues from services in separate line items. The product revenues line item includes revenues generated from (i) stand-alone software products; and (ii) software products that were included in multiple-element arrangements and were separated pursuant to ASC 985 as aforementioned.

In the services revenue line item, we include (i) revenues generated from stand-alone consulting services; (ii) revenues generated from stand alone PCS; (iii) revenues accounted for pursuant to ASC 605-35-25; and (iv) revenues generated from PCS included in multiple-element arrangement and were separated pursuant to ASC 985 as aforementioned. We have included all long term contracts arrangements in the service revenues line item since we can not establish VSOE of fair value to neither the service element nor the software element. Our software framework and these kinds of modifications and customizations are not sold separately. Therefore, we can not appropriately justify reflecting the product portion separately in our statement of operations.

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

In accordance with FASB ASC Topic 350 “Intangible – goodwill and other,” indefinite life intangible assets and goodwill are not amortized but rather subject to periodic impairment testing.

Goodwill and intangible assets are tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is generally determined using discounted cash flows, market multiples, and market capitalization. Significant estimates used in the fair value methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples of the reportable unit. If these estimates or their related assumptions change in the future, we may be required to record additional impairment charges for our goodwill and intangible assets. These write downs may have an adverse affect on our operating results. Future events could cause us to conclude that impairment indicators exist and that additional intangible assets associated with our acquired businesses are impaired. In addition, we evaluate a reporting unit for impairment if events or circumstances change between annual tests, indicating a possible impairment. Examples of such events or circumstances include: (i) a significant adverse change in legal factors or in the business climate; (ii) an adverse action or assessment by a regulator; (iii) a more likely than not expectation that portion of the reporting unit will be sold; (iv) continued or sustained losses at a reporting unit; (v) a significant decline in our market capitalization as compared to our book value; or (vi) the testing for recoverability of a significant asset group within the reporting unit.

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

We are one operating segment and therefore one reporting unit related to overall IT modernization. We utilize a two-step method to perform a goodwill impairment review in the fourth quarter of each fiscal year or when facts and circumstances indicate goodwill may be impaired. In the first step, we determine the fair value of the reporting unit using expected future discounted cash flows and estimated terminal values. If the net book value of the reporting unit exceeds the fair value, we would then perform the second step of the impairment test which requires allocation of the reporting unit's fair value of all of its assets and liabilities in a manner similar to a purchase price allocation, with any residual fair value being allocated to goodwill. The implied fair value of the goodwill is then compared to the carrying value to determine impairment, if any. In 2009 and 2008, we performed impairment tests, and identified impairment losses of $5.7 million and $13.3 million, respectively, related to goodwill of our overall IT modernization reporting unit, which were charged to operations. We attribute this impairment to the recent global economic and financial market crisis, which had a negative effect on our business primarily as a result of the negative equity market conditions which caused a material decline in industry market multiples.

We determine the fair value of a reporting unit using the Income Approach, which utilizes a discounted cash flow model, as we believe this approach best approximates the unit’s fair value. We corroborated the fair values using the Market Approach. Judgments and assumptions related to revenue, gross profit, operating expenses, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. Additionally, we evaluated the reasonableness of the estimated fair value of the reporting unit by reconciling to its market capitalization. This reconciliation allowed us to consider market expectations in corroborating the reasonableness of the fair value of the reporting unit. Our ability to reconcile the gap between our market capitalization and our aggregate fair value of our assets as reported depends on various factors, some of which are quantitative, such as an estimated control premium that an investor would be willing to pay for a controlling interest in us, and some of which are qualitative and involve management judgment, including stable relatively high backlog and growing pipe line of anticipated business. In that regard, we base our assumption on an effective control premium rate of 30% in 2009 and 42% in 2008, which was based on various mergers and acquisitions in Israel and abroad involving similar companies, that took place during the six-month period preceding December 31, 2009. If our market capitalization stays below the value of our equity, or actual results of operations differ materially from our modeling estimates and related assumptions, or if any of our qualitative reconciliation factors changes in the future, we may be required to record additional impairment charges for our goodwill. We will continue to monitor market trends in our business, the related expected cash flows and our calculation of market capitalization for purposes of identifying possible indicators of impairment. Should our book value per share continue to exceed our market share price or we have other indicators of impairment, as previously discussed, we will be required to perform an interim step one impairment analysis, which may lead to a step two analysis resulting in goodwill impairment. Additionally, we would then be required to review our remaining long-lived assets for impairment.

Fair Value Measurements. In April 2009, the Financial Accounting Standards Board (“FASB”) issued additional guidance on factors to consider when estimating fair value consequent to a significant decrease in market activity for a financial asset. As applicable to us, this guidance became effective for interim and annual periods starting April 1, 2009, and did not have a material impact on our consolidated financial statements.

The accounting standard establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:	Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3:	Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

Stock Based Compensation. We account for stock based compensation to employees in accordance with FASB ASC Topic 718 “Compensation - Stock Compensation”, which was adopted effective January 2006. In the past three years, most of the awards were of restricted stock units (“RSUs”). RSUs are valued based on the market value of the underlying stock at the date of grant. We measure and recognize compensation expense with respect to share options based on estimated fair values on the date of grant using the Black-Scholes option-pricing model. This option pricing model requires that we make several estimates, including the option’s expected life and the price volatility of the underlying stock.

Income taxes. As a multinational corporation, we are subject to taxation in many jurisdictions, and the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in various taxing jurisdictions. If we ultimately determine that the payment of these liabilities will be unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine the liability no longer applies. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than we expect the ultimate assessment to be. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the actual liability for Israeli or foreign taxes may be materially different from our estimates, which could result in the need to record additional tax liabilities or potentially reverse previously recorded tax liabilities.  Accounting for uncertainty in income taxes requires that tax benefits recognized in the financial statements must be at least more likely than not of being sustained based on technical merits. The amount of benefits recorded for these positions is measured as the largest benefit more likely than not to be sustained. Significant judgment is required in making these determinations. As of December 31, 2009, there are no unrecognized tax benefits. Deferred taxes are determined utilizing the “asset and liability” method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, when it’s more likely than not that deferred tax assets will not be realized in the foreseeable future. In calculating our deferred taxes we are taking into account various estimations, which are examined and if necessary adjusted on a quarterly basis, regarding our future utilization of future carry forward losses.

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

Derivative Instruments. Under the provisions of FASB ASC Topic 815 “Derivatives and hedging,” all derivatives are recognized on the balance sheet at their fair value. Changes in fair value are recognized periodically in earnings or accumulated other comprehensive income within shareholders’ equity, depending on the intended use of the derivative and whether the derivative has been designated by management as a hedging instrument. Changes in fair value of derivative instruments not designated as hedging instruments are recognized in earnings in the current period.

We use foreign currency options, forward exchange contracts and forward interest contracts to assist in managing financial risks. We do not use derivative financial instruments for speculative purposes. These instruments are recognized at fair value, with all changes in fair value recorded in current period earnings, as these transactions have not been designated as hedging instruments under ASC 815.

Discontinued Operation. In January 2008, the board of directors announced its intent to sell the entire holdings in Mainsoft Corp., in which we held a 58% controlling interest. This decision followed a strategic shift in Mainsoft's product development and marketing strategy outside of BluePhoenix's core business focus. In October 2008, we sold Mainsoft for consideration of $1.7 million. Mainsoft met the definition of a component. Accordingly, the results of operation of Mainsoft are discontinued operation in the statement of operations and prior periods results have been reclassified accordingly. In addition, comparative data of the asset and liabilities attributed to the discontinued operation have been reclassified in the balance sheet.

Recently Issued Accounting Pronouncements

Adoption of New Accounting Standards

Accounting Standards Codification

In June 2009, the FASB issued Statement of Accounting Standards (“SFAS”) No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (the “Codification”). This standard replaces SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles, and establishes only two levels of U.S. GAAP, authoritative and non-authoritative. The FASB ASC has become the source of authoritative, nongovernmental GAAP, except for rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the Codification will become non-authoritative. This standard is effective for financial statements for interim or annual reporting periods ending after September 15, 2009. The adoption of the Codification changed our references to GAAP accounting standards but did not impact our results of operations, financial position or liquidity.

Participating Securities Granted in Share-Based Transactions

Effective January 1, 2009, we adopted a new accounting standard included in ASC 260, Earnings Per Share (formerly FASB Staff Position (“FSP”) Emerging Issues Task Force (“EITF”) 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities. The new guidance clarifies that non-vested share-based payment awards that entitle their holders to receive non-forfeitable dividends or dividend equivalents before vesting should be considered participating securities and included in basic earnings per share. Our adoption of the new accounting standard did not have a material effect on previously issued or current earnings per share.

Business Combinations and Noncontrolling Interests

Effective January 1, 2009, we adopted a new accounting standard included in ASC 805, Business Combinations (formerly SFAS No. 141(R), Business Combinations). The new standard applies to all transactions or other events in which an entity obtains control of one or more businesses. Additionally, the new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement date for all assets acquired and liabilities assumed; and requires the acquirer to disclose additional information needed to evaluate and understand the nature and financial effect of the business combination. Our adoption of this new accounting standard did not have a material impact on our consolidated financial statements.

Effective January 1, 2009, we adopted a new accounting standard included in ASC 810, Consolidations (formerly SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements). The new accounting standard establishes accounting and reporting standards for the noncontrolling interest (or minority interests) in a subsidiary and for the deconsolidation of a subsidiary by requiring all noncontrolling interests in subsidiaries be reported in the same way, as equity in the consolidated financial statements. As such, this guidance has eliminated the diversity in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. Our adoption of this new accounting standard resulted in recording all of our non-controlling interests in equity in the current year and in comparative numbers.

Fair Value Measurement and Disclosure

Effective January 1, 2009, we adopted a new accounting standard included in ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) (formerly FASB FSP No 157-2, Effective Date of FASB Statement No. 157), which delayed the effective date for disclosing all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value on a recurring basis (at least annually). This standard did not have a material impact on our consolidated financial statements.

In April 2009, the FASB issued new guidance for determining when a transaction is not orderly and for estimating fair value when there has been a significant decrease in the volume and level of activity for an asset or liability. The new guidance, which is now part of ASC 820 (formerly FSP 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly), requires disclosure of the inputs and valuation techniques used, as well as any changes in valuation techniques and inputs used during the period, to measure fair value in interim and annual periods. In addition, the presentation of the fair value hierarchy is required to be presented by major security type as described in ASC 320, Investments — Debt and Equity Securities. The provisions of the new standard were effective for interim periods ending after June 15, 2009. The adoption of this new standard on April 1, 2009 did not have a material impact on our consolidated financial statements.

In April 2009, we adopted a new accounting standard included in ASC 820, (formerly FSP 107-1 and Accounting Principles Board (“APB”) 28-1, Interim Disclosures about Fair Value of Financial Instruments). This new standard requires disclosure of the fair value of financial instruments for interim reporting periods of publicly traded companies in addition to the annual disclosure required at year-end. The provisions of the new standard were effective for interim periods ending after June 15, 2009. Our adoption of this new accounting standard did not have a material effect on our consolidated financial statements.

In August 2009, the FASB issued new guidance relating to the accounting for the fair value measurement of liabilities. The new guidance, which is now part of ASC 820, provides clarification that in certain circumstances in which a quoted price in an active market for the identical liability is not available, a company is required to measure fair value using one or more of the following valuation techniques: the quoted price of the identical liability when traded as an asset, the quoted prices for similar liabilities or similar liabilities when traded as assets, or another valuation technique that is consistent with the principles of fair value measurements. The new guidance clarifies that a company is not required to include an adjustment for restrictions that prevent the transfer of the liability and if an adjustment is applied to the quoted price used in a valuation technique, the result is a Level 2 or 3 fair value measurement. The new guidance is effective for interim periods beginning after August 27, 2009. Our adoption of the new guidance did not have a material effect on our consolidated financial statements.

Derivative Instruments and Hedging Activities

Effective January 1, 2009, we adopted a new accounting standard included in ASC 815, Derivatives and Hedging (SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133). The new accounting standard requires enhanced disclosures about an entity’s derivative and hedging activities and is effective for interim and annual periods beginning after November 15, 2008. Since the new accounting standard only required additional disclosure, the adoption did not impact our consolidated financial statements.

Other-Than-Temporary Impairments

In April 2009, the FASB issued new guidance for the accounting for other-than-temporary impairments. Under the new guidance, which is part of ASC 320, Investments — Debt and Equity Securities (formerly FSP 115-2 and 124-2, Recognition and Presentation of Other-Than-Temporary Impairments), an other-than-temporary impairment is recognized when an entity has the intent to sell a debt security or when it is more likely than not that an entity will be required to sell the debt security before its anticipated recovery in value.

The new guidance does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities and is effective for interim and annual periods ending after June 15, 2009. Our adoption of the new guidance did not have a material effect on our consolidated financial statements.

Subsequent Events

In May 2009, the FASB issued new guidance for subsequent events. The new guidance, which is part of ASC 855, Subsequent Events (formerly SFAS No. 165, Subsequent Events) is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, this guidance sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This new guidance is effective for interim and annual periods ended after June 15, 2009 and will be applied prospectively. Our adoption of the new guidance did not have a material effect on our consolidated financial statements.

Accounting Standards Not Yet Effective

Accounting for the Transfers of Financial Assets

In June 2009, the FASB issued new guidance relating to the accounting for transfers of financial assets. The new guidance, which was issued as SFAS No. 166, Accounting for Transfers of Financial Assets, an amendment to SFAS No. 140, was adopted into the Codification in December 2009 through the issuance of Accounting Standards Updated (“ASU”) 2009-16. The new standard eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures in order to enhance information reported to users of financial statements by providing greater transparency about transfers of financial assets, including securitization transactions, and an entity’s continuing involvement in and exposure to the risks related to transferred financial assets.

The new guidance is effective for fiscal years beginning after November 15, 2009. We will adopt the new guidance in 2010 and we began evaluating the impact it will have on our consolidated financial statements.

Accounting for Variable Interest Entities

In June 2009, the FASB issued revised guidance on the accounting for variable interest entities. The revised guidance, which was issued as SFAS No. 167, Amending FASB Interpretation No. 46(R), was adopted into Codification in December 2009 through the issuance of ASU 2009-17. The revised guidance amends FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities, in determining whether an enterprise has a controlling financial interest in a variable interest entity. This determination identifies the primary beneficiary of a variable interest entity as the enterprise that has both the power to direct the activities of a variable interest entity that most significantly impacts the entity’s economic performance, and the obligation to absorb losses or the right to receive benefits of the entity that could potentially be significant to the variable interest entity. The revised guidance requires ongoing reassessments of whether an enterprise is the primary beneficiary and eliminates the quantitative approach previously required for determining the primary beneficiary. We do not expect that the provisions of the new guidance will have a material effect on our consolidated financial statements.

Revenue Recognition

In October 2009, the FASB issued ASU 2009-13, Multiple-Deliverable Revenue Arrangements. The new standard changes the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable based on the relative selling price. The selling price for each deliverable is based on vendor-specific objective evidence (“VSOE”) if available, third-party evidence if VSOE is not available, or estimated selling price if neither VSOE or third-party evidence is available. ASU 2009-13 is effective for revenue arrangements entered into in fiscal years beginning on or after June 15, 2010. We do not expect that the provisions of the new guidance will have a material effect on our consolidated financial statements.

Our Reporting Currency

The currency of the primary economic environment in which the operations of BluePhoenix and most of its subsidiaries are conducted is the U.S. dollar. In addition, a substantial portion of our revenues and costs are incurred in dollars. Thus, the dollar is our functional and reporting currency.

We follow FASB ASC Topic 830 “Foreign currency translation” and accordingly non monetary transactions denominated in currencies other than the dollar are measured and recorded in dollar at the exchange rates prevailing at transaction date. Monetary assets and liabilities denominated in currencies other than the dollar are translated at the exchange rate on the balance sheet date. Exchange gain or losses on foreign currency translation are recorded in income.

Following is a summary of the most relevant monetary indicators for the reported periods:

For the year ended December 31,	Inflation rate in Israel	Devaluation of NIS against the US$	Devaluation of euro against the US$
	%	%	%
2007	3.4	(8.7)	(11.7)
2008	3.8	(1.1)	5.6
2009	3.9	(0.7)	(3.3)

A.           Operating Results

The following table presents the percentage relationships of certain items from our consolidated statement of operations, as a percentage of total revenues for the periods indicated:

Statement of Operations Data as a Percentage of Revenues:

	Year ended December 31,
	2009	2008	2007
	%	%	%

Revenues	100.0	100.0	100.0
Cost of revenues	57.7	50.2	45.0
Gross profit	42.3	49.8	55.0
Research and development costs	14.7	20.0	15.6
Selling, general, and administrative expenses	39.1	35.3	34.9
Goodwill impairment	7.3	14.5
Restructuring costs	-	-	0.8
Operating income (loss)	(18.8)	(20.0)	3.7
Financial expenses, net	(1.0)	(2.4)	(5.3)
Other income, net	-	0.4	1.0
Loss before taxes on income	(19.8)	(22.0)	(0.6)
Income tax (expense) benefit	0.2	0.4	(0.1)
	(19.6)	(21.6)	(0.7)
Equity in earnings of affiliated companies, net	-	(0.1)	-
Net loss from continued operation	(19.6)	(21.7)	(0.7)
Loss from discontinued operation	-	(9.2)	(9.2)
Net loss	(19.6)	(30.9)	(9.9)
Net results attributable to non-controlling interests	(0.4)	(0.2)	(0.2)
Net loss attributable to BluePhoenix’ shareholders	(20.0)	(31.1)	(10.1)

Years Ended December 31, 2009 and 2008

Revenues. Revenues decreased by 15% from $91.7 million in 2008 to $77.8 million in 2009. The decrease is mainly attributable to the recent global economic and financial crisis which caused a decrease in demand from existing customers for our consulting services and pricing pressure in attracting new customers for our legacy modernization projects. The majority of our projects are specifically tailored and negotiated separately, and therefore, the lack of uniform rates and price lists makes us unable to quantify the decrease in pricing.

Revenues generated from our services decreased by 16%, from $84.9 million in 2008 to $71.0 million in 2009. This decrease is attributable to a decrease in demand by existing customers for consulting services. Revenues generated from our products (software license) were $6.8 million in each of 2009 and 2008.

Our revenues are generated from recurring revenues such as long term services and maintenance contracts, and from legacy systems modernization, namely, turn-key projects, products and related maintenance. Revenues generated from recurring revenues decreased from $54.1 million in 2008 to $43.2 million in 2009. This was the result of a decrease in revenues from services. As a percentage of revenues, recurring revenues decreased from 59% in 2008 to 56% in 2009.Revenues generated from legacy modernization, namely, turn-key projects, products and related maintenance, decreased from $37.6 million in 2008 to $34.6 million in 2009. As a percentage of revenues, revenues from legacy modernization increased from 41% of revenues in 2008 to 44% of revenues in 2009. Approximately 44% of our revenues in 2009 were derived from financial institutions compared to 60% of revenues in 2008.

The table below presents the breakdown of our revenues based on the location of our customers for the periods indicated:

	2009	2008	2007
	%	%	%
North America	36	25	22
Europe (other than Denmark)	34	44	39
Denmark	13	12	19
Israel	13	12	10
Other	4	7	10
Total	100	100	100

Gross Profit. As a percentage of revenues, gross profit was 42% in 2009 compared to 50% in 2008. The decrease is attributable to: additional expense of $2.8 million incurred during the fourth quarter of 2009 with regard to a large project; pricing pressures in attracting new customers for our legacy modernization projects; and the reallocation of human resources from research and development costs to cost of sales. Some of our professionals, who focused on research and development during 2008, were shifted in 2009 to our turn-key projects.

Cost of revenues. Cost of revenues consists of salaries, amortization of intangible assets, fees paid to independent subcontractors and other direct costs. Cost of revenues decreased by 2% from $46.0 million in 2008 to $45 million in 2009. This decrease is a direct result of the decrease in revenues. Cost of revenues as a percentage of revenues increased from 50% in 2008 to 58% in 2009. This increase was attributable to $2.8 million of unexpected costs during the end of 2009 due to a delay in delivery of a large project, pricing pressures in attracting new customers for our legacy modernization projects and the reallocation of human resources from research and development costs to cost of sales.

Research and development costs. Research and development costs consist of salaries and consulting fees that we pay to professionals engaged in the development of new software tools and related methodologies. Our development costs are allocated among our modernization suite of tools and are charged to operations as incurred. Research and development costs decreased by 38% from $18.4 million in 2008 to $11.4 million in 2009, mainly as a result of reallocation of professional human resources from research and development to the delivery of turn key projects. As a percentage of revenues, research and development costs decreased from 20% in 2008 to 15% in 2009.

Selling, general, and administrative expenses. Selling, general, and administrative expenses consist primarily of wages and related expenses, travel expenses, sales commissions, selling expenses, marketing and advertising expenses, rent, insurance, utilities, professional fees, and depreciation. Selling, general, and administrative expenses decreased by 6% from $32.4 million in 2008 to $30.4 million in 2009. This decrease is attributable to the dismissal of employees in connection with our cost savings plan implemented at the end of 2008, offset by increased acquisition related expenses and by provision for termination costs in connection with our cost savings plan implemented in 2009. In 2009, our acquisition related expenses were allocated to general and administrative expenses as a result of a new pronouncement which became effective in 2009. As a percentage of revenues, selling, general and administrative expenses increased from 35% in 2008 to 39% in 2009 as a result of a decrease in revenues in 2009.

Goodwill impairment. Our intangible assets are tested for impairment on an annual basis or whenever events or circumstances indicate impairment may have occurred. In 2009 and 2008, we performed impairment tests. An impairment loss of $5.7 million was identified in 2009 attributed to goodwill of our overall IT modernization reporting unit, which was charged to operations, compared to an impairment loss of $13.3 million identified in 2008. We attribute this impairment to the recent global economic and financial market crisis, which had a negative effect on our business primarily as a result of the negative equity market conditions which caused a material decline in industry market multiples starting the second half of 2008.

Financial expenses, net. Financial expenses decreased from $2.2 million in 2008 to $779,000 in 2009. The decrease in financial expenses is attributable to $1.5 million of financial income attributed to the warrants issued by us in recent years. This financial income attributed to the warrants is treated under ASC 815-40-15, under which as of January 1, 2009, the warrants (ratchet down of exercise price based upon lower exercise price in future offerings), which are not indexed to our own stock and therefore are a derivative financial liability, are bifurcated and separately accounted for and being recorded. The derivative is presented at fair value and all changes in fair value are recorded as non cash financial income/expenses as applicable. This decrease in financial expenses was offset by fluctuations in foreign currency exchange rates of certain foreign currencies, which had a negative effect on our financial charges.

Other income, net. Other income, net, in 2008, consisted of a $350,000 loan repayment by Cicero Inc. There was no other income, net, in 2009.

Income tax expense. In 2008, we had income tax benefits of $330,000 compared to an income tax benefit of $117,000 in 2009. The tax expenses for 2009 are compounded from $422,000 current tax expenses offset by $493,000 deferred taxes which represent our estimated tax benefits for future years. We have net operating losses carried forward for tax purposes in the amount of $55 million that resulted in relatively low tax rate charges compared to our income before tax results.

Net income attributable to non-controlling interests. Non-controlling interest in earnings in 2009 was $295,000 compared to $179,000 in 2008, and represented the non-controlling share in the net profit of our subsidiaries, Liacom Systems Ltd. and Zulu Software Inc. The increase in non-controlling interest results from an increase in the net profit of these subsidiaries. There was no change in the non-controlling interest.

Discontinued operation. We had a loss from discontinued operation of $8.5 million in 2008 related to Mainsoft.

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

        Revenues generated from recurring revenues such as long term services contracts and maintenance as a proportion of revenue increased from 54% in 2007 to 59% in 2008. Revenues generated from legacy modernization, namely turn-key projects and products, as a proportion of revenue decreased from 46% in 2007 to 41% in 2008. Revenues generated from our products (software license) were $19.6 million in 2007 when we signed several large-scale software agreements compared to $6.9 million in 2008. However, in 2008 we encountered a growing demand for turn-key projects, rather than products sales. Approximately 60% of our revenues in 2008 were derived from financial institutions. Following the economic crisis that accelerated in the second half of 2008, the crisis began to affect our business. There was a decrease in consulting services to existing customers and a number of new customers negotiated lower prices for our legacy modernization projects. The majority of our projects are specifically tailored and negotiated separately, and therefore, the lack of uniform rates and price lists makes us unable to quantify the decrease in pricing. Although a longer sales cycle in 2008 caused the closing of deals to be delayed into future periods, a strong backlog of deals from 2007 enabled us to maintain revenue growth in 2008.

The table below presents the breakdown of our revenues based on the location of our customers for the periods indicated:

	2008	2007	2006
	%	%	%
United States	25	22	15
Europe (other than Denmark)	44	39	44
Denmark	12	19	17
Israel	12	10	17
Other	7	10	7
Total	100	100	100

Gross Profit. Gross profit was 50% in 2008 compared to 55% in 2007. The decrease is attributed mainly to the low revenues from product sales in 2008 compared to 2007, as revenues from products generates a higher margin than revenues from services and turn-key projects.

Cost of revenues. Cost of revenues increased by 26% from $36.5 million in 2007 to $46.0 million in 2008. This increase was attributed mainly to costs generated from TIS and JLC which were acquired in 2008, and as a direct result of our revenues growth. Cost of revenues as a percentage of revenues increased from 45% in 2007 to 50% in 2008, as a result of the change in the revenue mix in 2008 compared to 2007. Revenue mix in 2007 included 24% of revenues generated from products (software license) and 76% from services, while in 2008, 8% of our revenues were generated from products (software license) and 92% from services. Cost of services is much higher than cost of products.

Research and development costs. Research and development costs increased 45% from $12.7 million in 2007 to $18.4 million in 2008. As a percentage of revenues, research and development costs, net increased from 16% in 2007 to 20% in 2008. The low level of costs in 2007 was attributed to a $3.9 million capitalization of research and development costs. The remaining increase was attributed to the consolidation of acquired companies.

Selling, general, and administrative expenses. Selling, general, and administrative expenses increased by 14% from $28.4 million in 2007 to $32.4 million in 2008. As a percentage of revenues, selling, general and administrative expenses remained 35% in 2007 and 2008. The increase in selling, general, and administrative expenses was attributed to a provision of $2.3 million made in connection with an implementation of our global saving plan in the fourth quarter of 2008. This global saving plan cost consisted of: (a) severance pay and expenses related to the dismissal of employees; and (b) costs associated with closing offices in countries where we previously had two offices, such as in Italy and the United Kingdom. The remaining increase is attributed to the consolidation of acquired companies.

Goodwill impairment. For 2008, we performed an impairment test based on a third party valuation study, and an impairment loss of $13.3 million attributed to goodwill of over overall IT modernization reporting unit has been identified and was charged to operations. We attribute this impairment to the recent global economic and financial market crisis, which had a negative effect on our business primarily as a result of the negative equity market conditions which caused a material decline in industry market multiples in the second half of 2008.

Financial expenses, net. Financial expenses decreased from $4.3 million in 2007 to $2.2 million in 2008. The decrease in financial expenses was attributable to: (a) a repayment of $32 million loans in November 2007; and (b) non-cash expenses related to the convertible debentures and embedded derivatives that were charged to 2007 financial expenses.

Other income, net. Other income, net, in 2008, consisted of a $350,000 loan repayment by Cicero. Other income, net, in 2007, consisted of a $758,000 loan repayment by Cicero, of which $300,000 was paid in cash and $458,000 was in securities. For more information, see “Item 4.B. Business Overview–Investments and Acquisitions–Cicero.” Other income, net is also attributed to a dividend received from Steps Ventures, an Israeli venture capital investment group, in which we hold 375,000 shares representing 3.75% of Steps Ventures' outstanding share capital. The dividend received in 2008 was $48,000 compared to $134,000 in 2007.

Income tax expense. In 2008, we had income tax benefits of $330,000 compared to an income tax benefit of $68,000 in 2007. The tax expense is compounded from tax expense related to 2008 and prior years in the amount of $564,000 offset by a $894,000 deferred tax which represents our estimated tax benefits for future years. We have net operating losses carried forward for tax purposes in the amount of $56 million that resulted in relative low tax rate charges comparing to our income before tax results.

Net results attributable to non-controlling interests. Minority interest in earnings in 2007 was $199,000 compared to $179,000 in 2008, and representing the minority share in the net profit of Liacom Systems Ltd. and Zulu Software Inc. There were no changes in the minority interest.

Discontinued operation. In January 2008, we announced our decision to sell our holdings in our subsidiary Mainsoft, in which we held a 58% controlling interest. Our management’s decision followed a strategic shift in Mainsoft's product development and marketing strategy outside of BluePhoenix's core business focus. As a result, we generated a loss from discontinued operation of $7.5 million in 2007 compared to $8.5 million in 2008. Based on an impairment test for 2008, an impairment loss of $7 million related to goodwill in Mainsoft has been identified and was charged to income in 2008 as a loss from discontinued operation.

B.           Liquidity and Capital Resources

How We Have Financed Our Business

Public Offerings

In 1997, we consummated two public offerings, and received net proceeds of $33.9 million after deducting underwriting discounts and commissions and offering expenses.

In February 2006, we completed an underwritten public offering in Israel of series A convertible notes in an aggregate principal amount of NIS 54.0 million that were equal at the time of the transaction to approximately $11.5 million (the dollar amount was calculated based on the exchange rate at the date of the transaction). All of the notes have been converted into shares.

Private Placements

In 2004, we completed a $5 million private placement of convertible debentures to institutional investors. Pursuant to our agreement with the institutional investors, in March 2006, the institutional investors exercised their right to purchase from us, for an aggregate purchase price of $3 million, additional convertible debentures due in 2009. In 2008, the institutional investors converted the entire principal amount of the debentures into 1,620,790 of our ordinary shares.

In November 2007, we completed a $35 million private placement of ordinary shares and warrants issued to institutional investors. The warrants are exercisable for 800,000 ordinary shares until November 2012 at an adjusted exercise price of $18.80 (the exercise price was adjusted pursuant to anti dilution provisions triggered by the private placement that took place in October 2009). The net proceeds from the offering were mainly used for repayment of debt.

In October 2009, we completed a $4.2 million private placement of ordinary shares and warrants issued to institutional investors. Under the Securities Purchase Agreement entered into with the institutional investors, we sold to the investors 1,364,575 ordinary shares at a purchase price of $3.05 per share. The investors were also granted a series of warrants to purchase our ordinary shares as follows: (i) 818,744 Series A Warrants exercisable until October 2014, at an exercise price of $3.95; (ii) 1,364,575 Series B Warrants exercisable until April 29, 2010 at an exercise price of $3.05; and (iii) 818,744 Series C Warrants exercisable immediately upon the exercise of the Series B Warrants, during a five-year period at an exercise price of $3.95. As agreed with the investors, we registered the shares purchased by the investors and those underlying the warrants for resale under an effective registration statement.

Other Financing Arrangements

In order to improve our liquidity, we entered into sale of receivables’ agreements with regard to some of our customers, pursuant to which, control, credit risk and legal isolation of those trade receivables were fully transferred. This facility enables us to receive short term financing from time to time, as the related costs of the financing are similar to the costs of credit lines from banks, and no covenants are required. In 2009, $30 million of receivables were sold. Of this amount, $27.1 million was collected by the financial institutions as of March 22, 2010.

We have entered into credit facilities with Bank Discount Le’Israel Ltd., Bank Ha’Poalim Ltd., the First International Bank Ltd. and Bank Leumi Le’Israel Ltd. The aggregate amount outstanding under these credit facilities as of December 31, 2009 and as of March 22, 2010, was $15 million. We use these credit facilities to finance certain acquisitions from to time, to make contingent consideration payments, to re-purchase our shares according to our policy, and for interim financing, in accordance with our cash requirements. In connection with these credit facilities, we are committed to the banks for certain covenants related to our operations, such as:

•	maintaining a minimum level of shareholders’ equity of no less than 40% of our total assets and no less than $50 million;
•	maintaining a minimum level of tangible shareholders’ equity not to exceed a deficit of $30 million;
•	maintaining a cash balance of $10 million;
•	maintaining a level of EBITDA net of one time expenses in four sequential quarters of no less than $5 million; and
•	maintaining a ratio of our bank liabilities to current assets, excluding other current assets, of no more than 40%.

To date, we have met all such covenants.

Cash and Cash Equivalents

As of December 31, 2009, we had cash and cash equivalents of $22.3 million and working capital of $27.6 million. As of December 31, 2008, we had cash and cash equivalents of $30.3 million and working capital of $32.4 million.

Net cash provided by operating activities was $966,000 in 2009 compared to $902,000 in 2008. Net cash provided by operating activities was $902,000 in 2008 compared to $16.1 million in 2007. Cash provided by operating activities decreased primarily as a result of the decrease in revenues from software sales in 2008 compared to 2007 and increase in turn-key projects in which payments are received according to milestones.

Net cash used for investment activities was $11.9 million in 2009 compared to $11.3 million in 2008. Cash used for investment activities includes investments in fixed assets of $589,000 in 2009 compared to $1.2 million in 2008, investments in newly purchased subsidiaries of $2.5 million in 2009 compared to $2.3 million in 2008 and contingent consideration for previously purchased subsidiaries of $8.9 million in 2009, compared to $7.9 million in 2008. Net cash provided from financing activities, in 2009, was $2.9 million, representing $4.1 million received from the private placement consummated in October 2009, offset by $1.2 million repayment of net loans to banks. Net cash provided from financing activities in 2008, was $16.5 million, representing $16.1 million of loans from banks and $2.0 million of cash from the exercise of employee options and warrants, offset by $1.6 million for the purchase of treasury shares.

Although we incurred a loss from continued operation of $15.3 million in 2009, $21.8 million were non-cash or one-time charges, such as provision for termination expenses, one time charge regarding a project, depreciation and amortization, goodwill impairment and stock-based compensation. In 2008, we incurred a loss from continued operation of $28.4 million, of which $36 million were non-cash or one-time charges

Capital Expenditures

Our capital expenditures include the consideration paid for acquired activities and technologies. For more information about our investments and acquisitions, see “Item 4.B. Business Overview–Investments and Acquisitions.”

In 2009, we paid an aggregate of $8.9 million as contingent consideration with regard to the acquisition of BridgeQuest, TIS, Codestream, I-Ter and JLC, and $3.0 million for the newly acquired knowledge management business. In 2008, we paid an aggregate amount of $7.9 million as contingent consideration with regard to the acquisition of BridgeQuest, Codestream, I-Ter, TIS and JLC. The final payment with regard to the TIS contingent consideration settlement is $1,163,250 which is due in January 2011

Investment in property and equipment required to support our software development activities was comprised mainly of computers and peripheral equipment and was $589,000 in 2009, $1.2 million in 2008 and $1.0 million in 2007. The decrease in 2009 was primarily the result of our purchase of certain licenses and equipment in 2008.

In 2009, we repurchased 44,994 of our shares for an aggregate amount of $83,000. In 2008, we repurchased 677,302 of our shares for an aggregate amount of $1.6 million. The repurchases were made in accordance with the resolution of our board of directors adopted in March 2008 authorizing the repurchase of our shares, subject to market conditions, under our existing buy-back programs. As of December 31, 2009, we had repurchased an aggregate of 2,371,140 of our ordinary shares under our buy-back programs, for an aggregate of approximately $15.2 million. Under our buy-back programs, we may purchase our shares from time to time, subject to market conditions and other relevant factors affecting us. Under the Israeli Companies Law, 1999, referred to as the Companies Law, the repurchased shares held by us do not confer upon their holder any rights. The first buy-back program adopted in May 1998 enables us to purchase our shares, utilizing up to $5 million. Under the second buy-back program adopted in September 1998, and amended in May 1999, we may purchase, up to an additional 2,000,000 ordinary shares. The closing price of our ordinary shares as quoted on the NASDAQ Global Market on March 22, 2010 was $2.47.

For more information about the shares purchased under our buy-back programs, see "Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers."

We believe that cash generated from operations together with existing sources of liquidity and existing credit facilities, will be sufficient to meet our anticipated cash needs for at least the next 18 months.

Contractual Commitments and Guarantees

2006 Warrants

In connection with a private placement to institutional investors consummated in 2004, in March 2006, the institutional investors exercised their right to purchase from us additional debentures (already fully converted into our shares) and received warrants, exercisable until September 2011, for 200,000 ordinary shares at an exercise price of $6.31 per share (the exercise price was adjusted pursuant to anti dilution provisions triggered by the private placement that took place in October 2009).

As of March 22, 2010, none of these warrants have been exercised. As agreed upon by the investors, we registered the shares underlying the warrants for resale under an effective registration statement.

2007 Warrants

In November 2007, as part of a $35 million private placement, we issued to institutional investors warrants to purchase an aggregate of up to 800,000 BluePhoenix ordinary shares at an exercise price of $21.88 per share, subject to certain adjustments. The exercise price was adjusted to $18.80 per share pursuant to anti dilution provisions triggered by the private placement that took place in October 2009. These warrants may be exercised during a 5-year period, which commenced in November 2007. As agreed upon by the investors, we registered the shares underlying the warrants for resale under an effective registration statement.

2009 Warrants

In October 2009, as part of a $4.2 million private placement, we issued to institutional investors a series of warrants to purchase our ordinary shares as follows: (i) 818,744 Series A Warrants exercisable until October 2014, at an exercise price of $3.95; (ii) 1,364,575 Series B Warrants exercisable until April 29, 2010 at an exercise price of $3.05; and (iii) 818,744 Series C Warrants exercisable immediately upon the exercise of the Series B Warrants, during a five-year period at an exercise price of $3.95.  The exercise price of the warrants is subject to adjustment in certain events.

As agreed with the investors, we registered the shares underlying the warrants for resale under an effective registration statement.

Registration Rights Agreement

In October 2002, we granted certain registration rights to Formula Systems (1985) Ltd., or Formula, our former controlling shareholder, Mr. Arie Kilman and another shareholder of Liraz, in the Share Exchange Agreement with those shareholders. Under this registration rights agreement, if we propose to register our ordinary shares under the Securities Act, each of these holders may request that we register his shares as well, subject to certain limitations. We shall bear all expenses in connection with the registration, provided that all underwriting commissions shall be paid by the holders selling shares with respect to their shares sold. In 2007, Formula waived its rights under this agreement in connection with the sale of its shares of BluePhoenix.

Chief Scientist

Two of our subsidiaries have entered into agreements with the Office of the Chief Scientist, or OCS. These subsidiaries are obliged to pay royalties to the OCS at a rate of 3% on sales of the funded products, up to 100% of the dollar-linked grant received in respect of these products from the OCS. As of December 31, 2009, the contingent liability amounted to $900,000 million.

Ministry of Production in Italy

In July 2007, our subsidiary, I-Ter, received final approval from the Ministry of Production in Italy for its Easy4Plan product. Easy4Plan is a workflow management tool designed for ISO9000 companies. The total funds amounted to $650,000 (€515,000), of which $585,000 was received in December 2007 and the remaining amount is expected to be received during 2010. $213,525 of the funds received constitute a grant, and the remaining $412,000 (€294,000), is a 10-year loan to be repaid by I-Ter in annual installments until September 2018. The loan bears a minimal annual interest rate of 0.87%. As of March 22, 2010, the remaining loan balance was $320,000 (€247,000).

Customers’ Bank Guarantees

Under agreements between us and certain of our customers, we undertook to provide these customers with bank guarantees for the assurance of performance of our obligations under our agreements with such customers. As of December 31, 2009, there were outstanding bank guarantees on our behalf for our customers in the aggregate amount of $192,000.

Operating Leases

We are committed under operating leases for rental of office facilities, vehicles, and other equipment for the years 2010 until 2015. Annual rental fees under current leases are approximately $3.2 million. In connection with the office leases, we issued bank guarantees of $83,000 in the aggregate.

Indemnification of Office Holders

We entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to certain limitations. For more information, see “Item 7.B. Related Party Transactions – Indemnification of Office Holders.”

Effective Corporate Tax Rates

Following the tax reform enacted in 2003, an Israeli company is subject to tax on its worldwide income. An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid by the subsidiary in its country of residence, subject to certain conditions. Israeli tax payers are also subject to tax on income from a controlled foreign corporation, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary, if such subsidiary’s primary source of income is a passive income (such as interest, dividends, royalties, rental income, or capital gains)

On January 1, 2006, an additional tax reform was passed relating primarily to profits from investments. The main goal of the reform was to unify the tax rates applicable to profits from investments, such as interest, capital gains, and dividends. In addition, under the reform, the tax rates applicable to companies were reduced to 26% in 2009 and 25% in 2010. The corporate tax rate is scheduled to be further reduced to 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016.

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

E.            Off-Balance Sheet Arrangements

None.

F.           Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2009:

	Payment due by period
Contractual Obligations	Total	Less than 1 year	1–2 years	3-5 years	More than 5 years
	In thousands $

Contingent Consideration	3,396	3,396	-	-	-
Operating Lease Obligations	4,618	2,619	1,940	59	-
Loans from Banks	15,377	2,490	6,997	5,770	120
Total	23,391	8,505	8,937	5,829	120

The above table does not include royalties that we may be required to pay to the OCS and that may reach, in the aggregate, as of December 31, 2009, $900,000. For more information about grants received from the OCS, see “Item 4.B. Business Overview – Research and Development.” We are unable to reasonably estimate the amounts that we will eventually be required to pay to the OCS, if at all, and the timing of such payments, since these payments depend on our ability to sell products based on the OCS-funded technologies and the timing of such sales, if any.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

A.           Directors and Senior Management

The following table describes information about our executive officers and directors as of March 22, 2010.

Name	Age	Position

Arie Kilman(3)	57	Chairman of the Board
Yaron Tchwella	49	Chief Executive Officer
Michael Chill (1)(2)(3)	43	Director
Amira Berkovitz-Amir (1)(2)(3)	43	Director
Sam Somech (1)(2)	57	Director
Gur Shomron(1)	57	Director
Varda Sagiv	49	Chief Financial Officer
Yael Peretz	36	General Counsel
Len Erlikh	52	Chief Technology Officer
Steven Dmiszewicki	48	Vice President & General Manager, Professional Services
________________
(1)	Member of the audit committee and independent director under The NASDAQ Global Market listing requirements.
(2)	An outside director.
(3)	Member of the option committee.

       Arie Kilman served as our chief executive officer and a director since May 2003 and until August 2008, when he was appointed an executive chairman of our board of directors. Mr. Kilman also served as president and chief executive officer of certain of our subsidiaries. From 1998 to July 2000, Mr. Kilman served as chief executive officer of Cicero, Inc. Mr. Kilman holds a BA degree in economics and computer science from New York Institute of Technology.

Yaron Tchwella was appointed as our chief executive officer in January 2009. Mr. Tchwella first joined our company in August 2008 when he was appointed as our president and assumed responsibility for the overall activities of the company. Mr. Tchwella served during 2007 and 2008 as president of Comverse Inc. Prior to this position and as part of his 11 years at Comverse, Mr. Tchwella served as president of the Messaging Division and a member of the executive management team at Comverse. He has also held various executive managerial positions within the product, delivery and customer-facing organizations. Prior to joining Comverse, Mr. Tchwella held engineering and managerial positions over a 13-year period at Advanced Technology Ltd., known today as Ness Technology. Mr. Tchwella holds a BSc in electrical engineering from Tel Aviv University.

Michael Chill has served as one of our outside directors and a member of our audit committee since July 2003. Since July 2009, Mr. Chill has served as a managing director at Roth Capital Partners LLP, an investment bank. From January 2008, Mr. Chill has served as a managing director at Rodman & Renshaw LLC, an investment bank. From July 2005 through December 2007, Mr. Chill served as co-head of the Direct Investments at Paramount Biocapital Asset Management Inc., a venture capital hedge fund and broker dealer. Prior to that, Mr. Chill served as an analyst and independent advisor to various high technology companies and venture capital firms both in Israel and the United States. During 2000 and the first half of 2001, Mr. Chill served as the president and head of investment banking department at Jerusalem Global Ltd., a venture capital and investment banking firm. Mr. Chill holds a B.S. in accounting from the Sy Syms School of Business at Yeshiva University and an MBA from the Columbia Business School.

Amira Berkovitz -Amir has served as one of our outside directors and as a member of our audit committee since December 2004. Ms. Berkovitz-Amir has also served as an outside director of Formula Vision Technologies (F.V.T) Ltd. since May 2009. Since March 2007, Ms. Berkovitz-Amir has served as a director of finance of the Baruch Padeh Medical Center, Poriya, Israel. Until October 2005, Ms. Berkovitz-Amir served as vice president, finance of Of-Tov Products (2001) Ltd., a manufacturer in the food industry and a member of Osem Industries Group. Previously, Ms. Berkovitz-Amir served as vice president, finance and controller of Pri-Hagalil Industries, a manufacturer in the food industry. Ms. Berkovitz-Amir holds a BA degree in economics and accounting and an MA in business administration, both from the Hebrew University. Ms. Berkovitz-Amir is a certified public accountant in Israel.

Sam Somech has served as one of our outside directors since January 2009 and also serves as a member of our audit committee. Since 2007, Mr. Somech has served as a chairman of the boards of directors of Corelsense, Inc., Dapper, Inc., Action Base, Inc., and GigaSpaces, Inc. Mr. Somech has also served as a director of Super Derivatives, Inc. since 2004. In 2004, Mr. Somech co-founded Itemfield, Inc. (which was later sold to Informatica, Inc.) and served as its chief executive officer from its inception until 2006. Previously, Mr. Somech served as president and chief technology officer of Cicero, Inc., a public company traded on the NASDAQ, which he co-founded in 1995. Prior to that, Mr. Somech founded and served as chief executive officer of Data Voice Systems, Inc. Mr. Somech holds a B.S. in electrical engineering from the Technion, Israel Institute of Technology, an M.Sc. in computer science from Columbia University and an MBA from Baruch College.

Gur Shomron has served as one of our directors and as a member of our audit committee from July 2005 through December 2007, and was reappointed as our director and as a member of our audit committee in May 2008, replacing a former director who resigned. Mr. Shomron has served as the chairman of the board of directors of Fidelis Diagnostics Inc. since 2004. Prior to that, Mr. Shomron served as a chairman of the board and chief executive officer of Mainsoft Corporation, a venture partner at StageOne VC fund, the president of Foraz R&D Fund and co-founder and R&D manager of Quality Computers 77 Ltd. Mr. Shomron is also a director of business development of Tangent Logic, Inc. and serves as a director of several privately-held high technology companies.

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

Len Erlikh joined our company in 2007 as our chief technology officer, following the acquisition of BridgeQuest, where he was co-founder and chief technology officer. Prior to that, from 1997 until 2002, Mr. Erlikh served as chief technology officer of Relativity Technologies, a supplier of application modernization and application portfolio management software. Before co-founding Relativity Technologies, between 1990 and 1996, Mr. Erlikh helped to establish Seer Technologies, where he served as senior vice president of development and general manager of technology division. Mr. Erlikh holds a BAA in computer applications and business from Baruch College, CUNY, an MS in advanced technology from SUNY in Binghamton, and a PhD from St. Petersburg State University, Russia.

Steven Dmiszewicki was appointed our vice president and general manager, professional services in 2007, following the acquisition of BridgeQuest, where he was co-founder and chief executive officer. Prior to 2003, Mr. Dmiszewicki held positions as managing director of a management consulting firm and president and chief executive officer at Cicero, Inc. Mr. Dmiszewicki came to Cicero, Inc. as part of the acquisition of Seer Technologies, where he held the post of co-president. Mr. Dmiszewicki originally joined Seer in 1990 and had a series of senior management positions in the company, including chief financial officer. Before 1990, Mr. Dmiszewicki held management positions with several UK-based investment banking firms. He is on the advisory board of several technology companies and is a graduate of Bucknell University.

B.           Compensation

In 2009, we paid to all of our directors and executive officers, as a group (15 persons), aggregate remuneration of approximately $2.4 million. This amount includes bonuses and amounts set aside or accrued to provide pension, social security or similar benefits but do not include amounts expended by us for automobiles made available to our officers and expenses reimbursed to officers (including business travel, professional and business association dues and expenses).

Under Israeli law, we are not required to disclose, and have not otherwise disclosed, the compensation of our senior management and directors on an individual basis, except for Mr. Kilman, the active chairman of our board of directors whose compensation was approved by our shareholders.

We maintain written employment agreements with our officers. The employment agreements are not for a specific term and we may terminate them upon prior notice of up to nine months. If we terminate the employment agreements, we will have to pay the usual severance pay required under Israeli law for all employees and, in certain cases, additional severance pay equal to salary and benefits during a period of up to 12 months. Our directors, unless they also serve as officers, are not entitled to any benefits upon termination. The agreements with our officers provide for annual base salary and other benefits such as vacation, sick leave, provision of an automobile, insurance contributions, and non-compete and confidentiality agreements.

Mr. Kilman's Employment Agreement

In December 2008, our shareholders approved, following the approval of our audit committee and our board of directors, the compensation of Mr. Arie Kilman, the executive chairman of our board of directors, as follows: (a) a base salary of $350,000 per annum, paid monthly, to be calculated based on the US$ representative exchange rate published by the Bank of Israel, but in any event not less than NIS 3.35 per US$1. The base salary was reduced to $315,000 per annum, as part of across the board reduction in salary that took place in February 2009; and (b) 90,000 restricted share units, referred to as RSUs, to be granted quarterly, at the end of each calendar quarter in 2009, and such other amount of RSUs in each quarter of the following years of service as to be determined by our board of directors. The RSUs will be granted under the terms and conditions set forth in our 2007 Award Plan. The RSUs shall vest in three equal installments on the date of grant and on the first day of each of two additional years of service. In addition, Mr. Kilman is entitled to a bonus as described below, if the targets defined by our board of directors for each fiscal year of employment (beginning in 2009) are achieved and the terms defined by the board are fulfilled:

(i)	On target bonus of up to $150,000 per annum, payable in quarterly installments, if the quarterly targets (based on our quarterly results as defined by the board) are achieved;

(ii)
Quarterly grants, each of which of 7,500 RSUs, during 2009, and such other amount of RSUs in each of the following years of service as to be determined by our board of directors, if the quarterly targets (based on our quarterly results as defined by the board) are achieved. The RSUs will be granted under the terms and conditions set forth in our 2007 Award Plan. The RSUs shall vest in three equal installments on the date of grant and on the first day of each of two additional years of service; and

(iii)
Bonus for exceeding targets of up to US$150,000 per annum, if certain targets exceeding the targets mentioned in sub-section (i) above, as to be defined by the board for each fiscal year of employment beginning in 2009, are achieved. For 2009 no bonus was granted.

During the employment term, Mr. Kilman shall be entitled to a benefits package which includes, inter alia, contributions by our company to a Managers' Insurance Policy in an amount equal to 8.33% of the base salary, Further Education Fund contributions by our company of 7.5% of the base salary, up to 26 vacation days per year, sick leave according to the law and recuperation pay as required by law. Mr. Kilman shall also be entitled to reimbursement for out-of-pocket expenses reasonably incurred by him in connection with his service, and to use a company car which all of its expenses shall be borne by us. The agreement is for a three-year period beginning on January 1, 2009. The agreement shall be renewed automatically for successive three-year periods (unless terminated by either of the parties in accordance with the terms of the agreement). Each of the parties shall be entitled to terminate the agreement upon 6-months’ prior notice, or a shorter period in certain circumstances defined in the agreement. The agreement with Mr. Kilman provides for compensation upon termination in such amounts and on such terms described in the agreement, such compensation to be paid in addition to earned amounts and vested benefits. The agreement with Mr. Kilman also includes non-competition and non-solicitation provisions. Mr. Kilman focuses on strategic customers and alliances, M&A activity and the Company’s long term strategic direction.

Compensation of Our Non-Employee Directors

Our non-employee directors, which currently include Gur Shomron, receive cash compensation, as approved by our audit committee (which is comprised only of independent directors) and the board of directors in accordance with the Companies Regulations (Reliefs in Transactions with Related Parties) 2000 in the same amounts and on such terms payable to our outside directors. See “Compensation of our Outside Directors” below. In addition, our shareholders approved in December 2008, following the approval of our audit committee and the board of directors, the grant of RSUs to each of our non-employee directors, as follows:

(i)	40,000 RSUs on the day of the first year of service, but not earlier than January 1, 2009; and

(ii)	30,000 RSUs on the first day of each following year of service as a director.

"Non-employee directors" referred to above include directors serving on our board of directors from time to time, including outside directors, and excluding directors that receive or may receive compensation or management fees from us.

The RSUs shall vest in three equal annual installments, on the date of grant of the RSUs and on the first day of each of two additional years of service. The grant of the RSUs shall be under the terms set forth in our 2007 Award Plan and in accordance with our standard grant letter. In the event of termination of the service of a non-employee director (excluding outside directors), all outstanding RSUs previously granted shall be automatically vested, unless termination was made in accordance with sections 227A, 228(a)(2) – (5) or 231-234 of the Companies Law.

Compensation of Our Outside Directors

In December 2008, our shareholders approved, following the approval of our audit committee (which is comprised only of independent directors) and our board of directors, the compensation payable to our outside directors as follows:

(i)
an annual cash payment in an amount which is the higher of (x) the minimum amount payable to outside directors in accordance with the Israeli Companies Regulations (Rules for the Payment of Remuneration and Expenses of Outside Directors) 2002, referred to as the Outside Directors Regulations, as to be updated from time to time; and (y) NIS 45,000 (the equivalent of approximately $12,000 as of the date hereof), payable in four equal quarterly installments; and

(ii)
a participation fee in an amount which is the higher of (x) the minimum amount payable to outside directors in accordance with the Outside Directors Regulations, as to be updated from time to time; and (y) NIS1,900 (the equivalent of approximately $500 as of the date hereof), for every meeting of the board of directors or its committees in which the director participates. In accordance with the Outside Directors Regulations, the payment for telephone meetings (or a meeting held by other similar means) shall be equal to 60% of the abovementioned amount, and payment for written resolutions shall be equal to 50% of the abovementioned amount.

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

Under the Companies Law, a person who lacks the necessary qualifications and the ability to devote an appropriate amount of time to the performance of his or her duties as a director shall not be appointed director of a publicly traded company and shall not serve as a director of such company. While determining a person's compliance with such provisions, the company's special requirements and its scope of business shall be taken into account. Where the agenda of a shareholders meeting of a publicly traded company includes the appointment of directors, each director nominee is required to submit a declaration to the company confirming that he or she has the necessary qualifications and he or she is able to devote an appropriate amount of time to performance of his duties as a director. In the declaration, the director nominee should specify his or her qualifications and confirm that the restrictions set out in the Companies Law, do not apply.

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

The compensation of our executive officers (who do not serve as directors), including options and other share-based compensation, is determined by the independent members of our board of directors. The compensation of directors, as well the procurement of insurance coverage or indemnification for directors, are approved by the audit committee, the board of directors and shareholders, in accordance with the requirements of the Companies Law.

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

The initial term of an outside director is three years and may be extended for an additional three years. At present, Michael Chill, Amira Berkovitz-Amir and Sam Somech serve as our outside directors, Mr. Chill to hold office until July 2012, Ms. Berkovitz-Amir until December 2010 and Mr. Somech until December 2011. In accordance with the Israeli Companies Regulations (Alleviation for Public Companies Whose Shares are Listed on a Stock Exchange Outside of Israel) 2000, dual listed companies, such as BluePhoenix, may re-appoint an outside director for additional three-year terms, above the maximum six-year term permitted under the Companies Law, if the audit committee and the board of directors confirm that due to the expertise and special contribution of the outside director to the work of the board and its committees, his re-appointment is in the best interests of the company.

Each committee exercising the powers of the board of directors is required to include at least one outside director. However, the audit committee is required to include all the outside directors.

An outside director is entitled to compensation as provided in regulations promulgated under the Companies Law and is otherwise prohibited from receiving any compensation, directly or indirectly, in connection with services provided as an outside director. For more information about the compensation of our outside directors, see "Item 6.B. Compensation-Compensation of Our Outside Directors."

Independent Directors Under the Companies Law

Under an amendment to the Companies Law adopted in 2008, a publicly traded company may prescribe in its articles of association that its board of directors shall include independent directors in such number or such percentage as to be provided in the articles. An "independent director" is defined as a director who meets all of the following:

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

As of the date of this annual report, our articles of association have not yet been amended to include these provisions of the Companies Law relating to independent directors.

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

Internal Auditor

Under the Companies Law, the board of directors is required to appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an office holder, or an interested party (defined as a holder of 5% or more of the voting rights in the company or of its issued share capital, the chief executive officer of the company or any of its directors, or a person who has the authority to appoint the company’s chief executive officer or any of its directors), or a relative of an office holder or of an interested party. In addition, the company’s external auditor or its representative may not serve as the company’s internal auditor.

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

Under the Companies Law, arrangements regarding the compensation of directors require the approval of the audit committee, the board of directors and shareholder approval, except in certain circumstances prescribed in regulations promulgated under the Companies Law.

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

Following the disclosure by the office holder of his or her interest in the transaction, the transaction is required to be approved by such entities prescribed under the Companies Law, provided that the transaction is not adverse to the company’s interest. If the transaction is an extraordinary transaction, the company must receive any approval stipulated by its articles of association, the approval of the audit committee, the approval of the board of directors and shareholder approval. A director who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter unless the majority of the board members or members of the audit committee, as applicable, have a personal interest in such matter and in such case, the matter is required to also be approved by the shareholders of the company.

The Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, including a shareholder that holds 25% or more of the voting rights in the company if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder or its relative who is an office holder or an employee of the company, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholder approval must include at least one-third of the shareholders who have no personal interest in the transaction and are voting on the subject matter or, alternatively, the total shares held by those who have no personal interest in the transaction who vote against the transaction must not represent more than one percent of the voting rights in the company. In certain cases provided in regulations promulgated under the Companies Law, shareholder approval is not required.

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

	2009	2008	2007
Technical Experts	427	477	454
Research and Development	191	207	161
Sales, General and Administrative	114	120	147
Total	732	804	762

In Israel	213	191	189
In Europe	440	502	464
In the United States	79	111	109

The numbers of employees indicated in the table above include expert consultants who we train for the implementation of our modernization tools and methodologies.

The increase in the number of employees in 2008 compared to 2007 was attributed to the acquisitions of TIS and JLC in 2008, increases in the number and size of projects for existing clients, and the addition of new clients. The decrease in the number of employees in 2009 compared to 2008 was a result of dismissal of employees and closing offices in countries where we previously had two offices, including Italy and the United Kingdom, as part of our cost savings plan implemented at the end of 2008 and during 2009.

With respect to our employees in Israel, we are subject to various Israeli labor laws and labor practices, and to administrative orders extending certain provisions of collective bargaining agreements between the Histadrut (Israel’s General Federation of Labor) and the Coordinating Bureau of Economic Organizations (the Israeli federation of employers’ organizations) to all employees in Israel.

For example, mandatory cost of living adjustments, which compensate Israeli employees for a portion of the increase in the Israeli consumer price index, are determined, from time to time, on a nationwide basis. Israeli law also requires the payment of severance benefits upon the termination, retirement (in some instances) or death of an employee. We meet this requirement, inter alia, by contributing on an ongoing basis towards “managers’ insurance” and pension funds. In addition, Israeli employers and employees are required to pay specified percentages of wages to the National Insurance Institute, which is similar to the United States Social Security Administration. Other provisions of Israeli law and regulations govern matters such as the length of the workday, minimum wages, other terms of employment and restrictions on discrimination. We are also subject to the labor laws and regulations of other jurisdictions in the world where we have employees.

E.           Share Ownership

The following presents information regarding the ownership of our ordinary shares by the persons listed in the table under “Directors and Senior Management,” as of March 22, 2010. The percentage of outstanding ordinary shares is based on 23,376,779 ordinary shares outstanding as of March 22, 2010 (excluding 2,217,573 held by BluePhoenix).

Unless otherwise specifically indicated, the address of each of the persons set forth below is at c/o BluePhoenix, 8 Maskit Street, Herzliya 46733.

Name	Number of shares beneficially owned(1)		Percentage of outstanding ordinary shares	Number of Restricted Share Units (RSUs)	Number of options to purchase ordinary shares
Arie Kilman	488,836	(2)	5.1%	61,250	725,000
Yaron Tchwella(3)	*		*	268,334	-
Gur Shomron (7)	*		*	20,000
Michael Chill(4)	*		*	33,334	-
Amira Berkovitz-Amir (5)	*		*	33,334	-
Sam Somech(6)	*		*	33,334	-
Varda Sagiv (8)	*		*	6,667	50,000
Yael Peretz (9)	*		*	5,000	27,500
All directors and officers as a group (8 persons)	735,000		6.1%	461,253	802,500

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

(2)
Mr. Kilman was granted options to purchase 725,000 ordinary shares, exercisable under the following terms: (i) options to purchase 375,000 ordinary shares at $2.25 per share, which expire in April 2013; (ii) options to purchase 200,000 ordinary shares exercisable at $4.00 per share, which expire in October 2013; and (iii) options to purchase 150,000 ordinary shares at $6.00 per share, which expire in September 2015. In addition, Mr. Kilman was granted RSUs, of which: (i) 8,750 RSUs are convertible into ordinary shares in April 2010; (ii) 7,500 RSUs are convertible into ordinary shares in July 2010; (iii) 7,500 RSUs are convertible into ordinary shares in October 2010; (iv) 7,500 RSUs are convertible into ordinary shares in January 2011; (v) 7,500 RSUs are convertible into ordinary shares in April 2011; (vi) 7,500 RSUs are convertible into ordinary shares in July 2011; (vii) 7,500 RSUs are convertible into ordinary shares in October 2011; and (viii) 7,500 RSUs are convertible into ordinary shares in January 2012.

(3)
Mr. Tchwella was granted RSUs, of which: (i) 7,500 RSUs are convertible into ordinary shares in April 2010; (ii) 7,500 RSUs are convertible into ordinary shares in July 2010; (iii) 100,000 RSUs are convertible into ordinary shares in August 2010; (iv) 9,167 RSUs are convertible into ordinary shares in October 2010; (v) 10,000 RSUs are convertible into ordinary shares in January 2011; (vi) 7,500 RSUs are convertible into ordinary shares in April 2011; (vii) 7,500 RSUs are convertible into ordinary shares in July 2011; (viii) 100,000 RSUs are convertible into ordinary shares in August 2011; (ix) 9,167 RSUs are convertible into ordinary shares in October 2011; and (x) 10,000 RSUs are convertible into ordinary shares in January 2012.

(4)	Mr. Chill was granted RSUs, of which: (i) 23,334 RSUs are convertible into ordinary shares in January 2011; and (ii) 10,000 RSUs are convertible into ordinary shares in January 2012.
(5)	Ms. Berkovitz-Amir was granted RSUs, of which: (i) 23,334 RSUs are convertible into ordinary shares in January 2011; and (ii) 10,000 RSUs are convertible into ordinary shares in January 2012.
(6)	Mr. Somech was granted RSUs, of which: 23,334 RSUs are convertible into ordinary shares in January 2011; and (ii) 10,000 RSUs are convertible into ordinary shares in January 2012.
(7)	Mr. Shomron was granted RSUs, of which: (i) 10,000 RSUs are convertible into ordinary shares in January 2011; and (ii) 10,000 RSUs are convertible into ordinary shares in January 2012.
(8)
Ms. Sagiv was granted currently exercisable options to purchase 50,000 ordinary shares at $2.01 per share of which: (i) 16,333 are options to purchase ordinary shares in May 2010; (iii) 16,334 are options to purchase ordinary shares in May 2011; (iv) 16,334 are options to purchase ordinary shares in May 2012.  In addition, Ms. Sagiv was granted RSUs, of which: (i) 3,333 RSUs are convertible into ordinary shares in April 2010; and (ii) 3,334 RSUs are convertible into ordinary shares in April 2011.

(9)
Ms. Peretz was granted currently exercisable options to purchase 27,500 ordinary shares, exercisable under the following terms: (i) options to purchase 2,500 ordinary shares at $5.00 per share, which expire in December 2015; (ii) options exercisable at $2.54 per share to purchase 8,333 ordinary shares in August 2010; (iii) options exercisable at $2.54 per share to purchase 8,333 ordinary shares in August 2011; (iv) options exercisable at $2.54 per share to purchase 8,334 ordinary shares in August 2012. In addition, Ms. Peretz was granted RSUs, of which: (i) 21,500 RSUs are convertible into ordinary shares; and (ii) 5,000 RSUs are convertible into ordinary shares in August 2010;

Arrangements Involving the Issuance of BluePhoenix’s Shares or Grant of Options to Purchase Shares

In 1996, we adopted two option plans. One of these option plans was terminated after all options granted under it had been exercised and the other 1996 plan was renamed the BluePhoenix 2003 Employee Share Option Plan. Pursuant to our 2003 Employee Share Option Plan, as amended, we reserved 4,200,000 ordinary shares for issuance to the directors, officers, consultants and employees of the Company and its subsidiaries. As of March 22, 2010, options to purchase 532,326 ordinary shares are available for future award under the plan. The exercise price of the options granted under the 2003 option plan ranges from $2.01 to $10.50.

Our board of directors administers our 2003 option plan. Under the 2003 option plan, as amended, options to purchase our ordinary shares may be granted to our and our subsidiaries’ directors, officers, consultants and employees. Our board of directors is empowered, among other things, to designate the grantees, dates of grant, the exercise price of the options and the terms of exercise of the options. Unless determined otherwise by the board, the options generally vest over a three-year period. Unvested options are forfeited shortly following termination of employment, unless otherwise agreed. Under the 2003 option plan, the grantee is responsible for all personal tax consequences of the grant and the exercise of the options. Each option granted under the 2003 option plan is exercisable during a term of ten years from the date of grant of the option. The 2003 option plan will expire on August 6, 2013, except as to options outstanding on that date.

In July 2007, we adopted an award plan, referred to as the 2007 Award Plan, under which our board of directors may grant conditional rights to receive BluePhoenix ordinary shares (RSUs) to our and our subsidiaries’ directors, officers, consultants and employees. Our board of directors approved the issuance of the shares under the 2007 Award Plan and award agreements. As of March 22, 2010, we granted 1,073,417 RSUs under the plan. Our board of directors administers the plan and is empowered, among other things, to designate the grantees, dates of grant, the purchase price and the terms of RSUs, including the vesting schedule. Unvested RSUs are forfeited following termination of employment, unless otherwise agreed. Under the 2007 Award Plan, the grantee is responsible for all personal tax consequences of the grant and the sale of the shares. The plan will expire on 2017.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table presents information regarding the ownership of our ordinary shares at March 22, 2010 by each person known to us to be the beneficial owner of 5% or more of our ordinary shares. Options to purchase ordinary shares that are currently exercisable or exercisable within 60 days after the date of this report are deemed outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except where we indicated otherwise, we believe, based on information furnished by these owners, that the beneficial owners of our shares listed below have sole investment and voting power with respect to the shares.

Name and Address	Number of Ordinary Shares Owned	Percent of Total Shares(1)
Prescott Group Capital Management, L.L.C. (2)	7,033,390(2)	28.3%
Arie Kilman(3)	1,212,586	5.1%
All directors and officers as a group (8 persons)(4)	1,476,250	6.1%
____________
(1)
Percentages in the above table are based on 23,376,779 ordinary shares outstanding as of March 22, 2010 and do not include 2,217,573 held by BluePhoenix. Pursuant to Israeli law, these shares do not confer upon their holder any rights.

(2)
Based on a Schedule 13G filed by Prescott Group Capital Management, L.L.C. on February 12, 2010, Prescott Group Capital Management LLC, referred to as Prescott Capital, is the beneficial owner of 7,033,390 ordinary shares and Mr. Phil Frohlich is the beneficial owner of 7,033,390 ordinary shares. Such shares consist of 5,532,359 ordinary shares, Series A warrants exercisable to purchase 409,372 ordinary shares, Series B warrants exercisable to purchase 682,287 ordinary shares and Series C warrants to purchase 409,372 ordinary shares. Accordingly, Prescott Capital and Mr. Phil Frohlich are the beneficial owners of 28.3% of the outstanding Ordinary Shares.

(3)
Number of shares owned includes an aggregate of 733,750 ordinary shares underlying options exercisable within 60 days of the date hereof and restricted share units vested within 60 days of the date hereof.

(4)	Includes options to purchase ordinary shares exercisable within 60 days of the date hereof and restricted share units vested within 60 days of the date hereof.

All of our ordinary shares have equal voting rights. Under our two buy-back programs (as described in “Item 5.B. Liquidity and Capital Resources” above), two of our subsidiaries purchased ordinary shares, and as of March 22, 2010, BluePhoenix holds 2,217,573 of our ordinary shares. Under applicable Israeli law, so long as the shares are held by BluePhoenix, they do not confer upon their holder any rights.

As of March10, 2010, there were 29 record holders of our ordinary shares. Of these record holders, 20 holders had mailing addresses in the United States owning an aggregate 98% of our outstanding ordinary shares.

B.           Related Party Transactions

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

Office Holders Insurance

We procured an insurance policy covering our directors’ and officers’ liability, as well as a run-off policy for seven years for former directors and officers. Our subsidiaries participate in the premium payments of the insurance, on a proportional basis. The total premium we paid during 2009 was $137,000.

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

In June 2003, a former Liraz shareholder filed an application with the Tel-Aviv-Jaffa District Court to approve a claim filed by him against us, as a class action. The claim relates to the acquisition of Liraz shares, which we completed in March 2003. The shareholder alleges that the share price we paid to Liraz’s shareholders in the tender offer and in a subsequent mandatory purchase was lower than the fair price of Liraz shares. The maximum amount of the claim is approximately NIS 37.1 million ($9.9 million) in the aggregate. Under Israeli law, the court’s approval is required for the plaintiff to represent all of the shareholders of Liraz who sold their shares to us pursuant to the tender offer and the mandatory acquisition. The plaintiff has applied for such approval in the lawsuit. Since the critical issue in our case concerns the basis upon which the fair price of shares purchased within the context of a tender offer is to be determined, and due to the fact that this particular issue has come before the Supreme Court of Israel in an appeal concerning another separate case, the plaintiff in our claim has agreed to postpone the proceedings until the Supreme Court has given its decision in the appeal. In December 2009, the Supreme Court held that, as a general rule, the fair price of shares purchased within the context of a full tender offer shall be determined in accordance with the discounted cash flow method. The plaintiff in our case is expected to notify the court whether he wishes to renew the proceedings. As of the date of this annual report, the plaintiff has not yet applied to the court. Based on our analysis of the statement of claim, including an evaluation of the fair value of the Liraz shares, and the price paid for Liraz in a previous transaction immediately prior to the tender offer, we believe that the allegations against us in this proceeding are without merit and we intend to vigorously defend the claim and contest the allegations made therein.

In April 2009, former shareholders of TIS filed a claim against us with the District Court in Tel-Aviv-Jaffa, following a dispute regarding the calculation of the consideration payable to them in connection with the TIS transaction. As part of the negotiated terms, in 2009 we paid to the former shareholders of TIS an advanced payment of $3,070,000 and in September 2009, we entered into a settlement agreement with TIS pursuant to which we paid them an aggregate of $1,057,500 in January 2010 and undertook to pay an additional $1,163,250 in January 2011. In addition, we issued to the former shareholders of TIS 813,461 ordinary shares of BluePhoenix. As part of the settlement, the parties agreed on a mutual release of their respective claims, and the former shareholders of TIS waived their right to any future contingent consideration.

In January 2010, the temporary liquidator of Danshir group, a group of companies affiliated to DSKnowledge Ltd., applied to the district court in Tel-Aviv-Jaffa for grant of instructions to initiate an investigation of the business of Danshir group and to cancel the assets purchase transaction, under which we purchased the business activity of DSKnowledge Ltd. In the application, the temporary liquidator claimed that DSKnowledge Ltd. was actually part of the Danshir group and its business was unlawfully sold to us. The court requested the response of the Principal Receiver (a government officer). The Principal Receiver supported the application to conduct an investigation of the business of Danshir group, but stated that the application to cancel the purchase of the business activity of DSKnowledge has no merit, and should be filed again if the investigation’s conclusion support that finding. We believe the application to cancel the transaction has no merit, and we intend to vigorously oppose the claim.

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

B.           Significant Changes

Except as otherwise disclosed in this annual report, there has been no material change in our financial position since December 31, 2009.

ITEM 9. THE OFFER AND LISTING

A.           Offer and Listing Details

The following table shows the high and low closing price for our ordinary shares on the NASDAQ Global Market for the periods indicated.

Calendar Period	Closing Price Per Share In US$
	High	Low
Annual
2005	4.75	3.81
2006	6.45	3.85
2007	21.49	5.94
2008	20.66	1.40
2009	3.85	1.62
Fiscal Quarters
2008
First Quarter	20.66	7.25
Second Quarter	12.07	4.61
Third Quarter	5.80	3.45
Fourth Quarter	3.73	1.40
2009
First Quarter	2.65	1.62
Second Quarter	2.49	1.79
Third Quarter	3.85	2.11
Fourth Quarter	3.74	2.46
Most Recent Six Months
September 2009	3.85	2.89
October 2009	3.74	2.62
November 2009	2.91	2.51
December 2009	2.65	2.46
2010
January 2010	2.94	2.67
February 2010	2.93	2.30
March 2010 (through March 22nd)	2.62	2.39

The following table shows the high and low closing price for our ordinary shares on the TASE for the periods indicated.

Calendar Period	Closing Price Per Share In NIS
Annual	High	Low
2005	20.99	16.01
2006	26.88	17.41
2007	85.51	25.69
2008	74.83	5.25
2009	14.24	7.07
Fiscal Quarters
2008
First Quarter	74.83	24.68
Second Quarter	40.56	15.95
Third Quarter	20.55	12.22
Fourth Quarter	13.01	5.25
2009
First Quarter	10.84	7.07
Second Quarter	9.69	7.71
Third Quarter	14.24	8.62
Fourth Quarter	14.06	9.08
Most Recent Six Months
September 2009	14.24	10.56
October 2009	14.06	10.42
November 2009	11.36	9.61
December 2009	9.97	9.08
2010
January 2010	10.95	10.00
February 2010	10.99	9.02
March 2010 (through March 22nd)	9.72	9.15

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

Under the Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority, except in certain circumstances provided for under the Companies Law, which require a majority of at least 75% of the shares present at the meeting. In accordance with the Companies Law, all shareholders meetings require prior notice of at least 21 days. In some instances specified in regulations promulgated under the Companies Law, a 35-day prior notice is required to be given of a shareholders meeting.

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

C.           Material Contracts

We consider the agreements related to the $4.2 million private placement consummated in October 2009 as a material contract. For a summary of the terms of this transaction, see “Item 4.B. Business Overview – Investments and Acquisitions” and “Item 5.B. Liquidity and Capital Resources.”

In addition, in September 2008 we entered into loan agreements with three commercial banks in Israel, Bank Discount Le’Israel Ltd., Bank Ha’Poalim Ltd. and the First International Bank Ltd. As of March 22, 2010, the aggregate amount outstanding under the credit facilities with these banks was $15 million. The loans are in U.S. dollars and bear an average interest rate of Libor (3 months) plus 2.7%. The loans were set for different maturity periods from one year to five years. For more information about our credit facilities with the banks, see “Item 5.B. Liquidity and Capital Resources-How We Have Financed Our Business-Other Financing Arrangements.”

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

E.           Taxation

Israeli Taxation

On January 1, 2006, an additional tax reform was passed relating primarily to profits from investments. The main goal of the reform was to unify the tax rates applicable to profits from investments, such as interest, capital gains, and dividends. In addition, under the reform, the tax rates applicable to companies were reduced to 26% in 2009 and 25% in 2010. The corporate tax rate is scheduled to be further reduced to 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016

The following is a description of material tax consequences regarding the ownership and disposition of our ordinary shares under Israeli tax laws to which U.S. and other non-Israeli shareholders may be subject. The information below does not apply to specified persons or cover specified situations. Therefore, you are advised to consult your own tax advisor as to particular tax consequences unique to you related to an investment in our ordinary shares including the effects of applicable Israeli or foreign or other tax laws and possible changes in the tax laws.

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

Under Israeli tax law, a distribution of dividends from income attributable to an Approved Enterprise will be subject to tax in Israel at the rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years (but the 12-year limitation does not apply to a Foreign Investors Company). Any distribution of dividends from income that is not attributable to an Approved Enterprise after January 1, 2006, will be subject to withholding tax in Israel at the rate of 20%.

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

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (“Code”), current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s individual circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers or who own, directly, indirectly or constructively, 10% or more (by voting power) of our outstanding voting shares, U.S. holders holding the ordinary shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, insurance companies, financial service companies, real estate investment trusts, regulated investment trusts, grantor trusts, S Corporations, certain former citizens and long-term residents of the United States, tax-exempt organizations, financial institutions, persons who acquired their ordinary shares upon the exercise of employee stock options or otherwise as compensation, and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws to a U.S. holder is not discussed below.

You are advised to consult your tax advisor with respect to the specific U.S. federal, state, local, and foreign income and other tax consequences to you of purchasing, owning, or disposing of our ordinary shares.

Taxation of Distributions on the Ordinary Shares

We have never paid dividends, and currently do not intend to pay dividends in the future. If we make distributions in the future, the amount of the distribution with respect to the ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any non-U.S. taxes withheld, including Israeli taxes withheld as described above under “Taxation – Israeli Taxation.” Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” a distribution paid by us with respect to our ordinary shares to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution that exceeds the amount treated as a dividend will be treated first as a nontaxable return of capital, reducing the U.S. holder’s tax basis in its ordinary shares to the extent thereof, and then as capital gain from the deemed disposition of our ordinary shares. Corporate holders will not be allowed a deduction for dividends received in respect of the ordinary shares. Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at a reduced rate of tax (currently a maximum rate of 15% for taxable years beginning on or before December 31, 2010), provided that such dividends meet the requirements of “qualified dividend income.” Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities) or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any taxable year, dividends paid on our ordinary shares in such year or in the following taxable year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates. U.S. holders are urged to consult their own tax advisors regarding the U.S. federal income tax rate that would be applicable to their receipt of any dividends paid with respect to any ordinary shares.

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

Subject to the limitations set forth in the Code and the Treasury Regulations thereunder, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the non-U.S. income taxes withheld from dividends received in respect of the ordinary shares. The limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. In this regard, dividends paid by us generally will be foreign source “passive income” for U.S. foreign tax credit purposes. U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for the non-U.S. income taxes withheld if they itemize deductions. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit. A U.S. holder will be denied a foreign tax credit for non-U.S. income taxes withheld from a dividend received on the ordinary shares (i) if the U.S. holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date that is 15 days before the ex-dividend date with respect to such dividend or (ii) to the extent the U.S. holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period.

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

Tax Consequences If We Are a Passive Foreign Investment Company

       We will be a passive foreign investment company, or PFIC, for a taxable year if either (1) 75% or more of our gross income in the taxable year is passive income or (2) 50% or more of the value, determined on the basis of a quarterly average, of our assets in the taxable year produce, or are held for the production of, passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s gross income. We believe that in 2009 we were not a PFIC and currently we expect that we will not be a PFIC in 2010. However, PFIC status is determined as of the end of each taxable year and is dependent on a number of factors, including our income, assets and the value of our ordinary shares. Therefore, there can be no assurance that we will not become a PFIC for the current fiscal year ending December 31, 2010 or in any future taxable year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year.

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

•
A second regime, the “mark-to-market” regime, may be elected so long as our ordinary shares are “marketable stock” (e.g., “regularly traded” on the NASDAQ Global Market). Pursuant to this regime, an electing U.S. holder’s ordinary shares are marked-to-market each taxable year that we are a PFIC and the U.S. holder recognizes as ordinary income or loss an amount equal to the difference as of the close of the taxable year between the fair market value of our ordinary shares and the U.S. holder’s adjusted tax basis therein. Losses are allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. An electing U.S. holder’s adjusted basis in our ordinary shares is increased by income recognized under the mark-to-market election and decreased by the deductions allowed under the election. Under the mark-to-market election, in a taxable year in which we are a PFIC, gain on the sale of our ordinary shares is treated as ordinary income, and loss on the sale of our ordinary shares, to the extent the amount of loss does not exceed the net mark-to-market gain previously included, is treated as ordinary loss. Under current law, a mark-to-market election cannot be made with respect to warrants or options to acquire our ordinary shares. The mark-to-market election applies to the taxable year for which the election is made and all subsequent tax years, unless the ordinary shares cease to be marketable stock or the IRS consents to the revocation of the election. If the mark-to-market election is made after the first taxable year in which a U.S. holder holds our ordinary shares and we are a PFIC, then special rules would apply.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In light of our multi-currency activity and our exposure to fluctuation in foreign currencies exchange rates, we presently engage in hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. We use foreign currency options and forward exchange contracts to assist in managing financial risks. We do not use derivative financial instruments for speculative purposes. These instruments are recognized at fair value, with all changes in fair value recorded in current period earnings, as these transactions have not been designated by management as hedging instruments under FASB ASC Topic 813 “Derivatives and Hedging”.

We invest our cash and cash equivalents in short-term deposits. As of December 31, 2009, we invested substantially all of the cash we held in US$ deposits. As of December 31, 2009, we had approximately $15.5 million outstanding loans to banks of which $15 million are denominated in U.S. dollars.

Fluctuations in foreign currency exchange rates, such as euro or NIS versus the dollar may have a negative impact on our operating results and financial condition. Exposure relating to these exchange rates is recorded under the financial expenses line item of our consolidated statements of operations. Accordingly, financial expenses may fluctuate significantly from quarter to quarter.

The table below details the balance sheet main currency exposure for which we use different foreign currency instruments in order to minimize its exposure (i.e., the gap between accounts receivables and accounts payables in a given currency). The details are provided by currency, as of December 31, 2009 (at fair value):

	Euro	British Pound	New Israeli Shekel	Danish Kroner	USD	Other	Total

Accounts Receivables	20%	13%	17%	3%	47%	*	100%
Accounts Payables	12%	9%	16%	5%	58%	*	100%

Less than 1%.

The table below details (U.S. Dollar in thousands) the derivative instrument in order to limit the exposure to exchange rate fluctuations. The data are as of December 31, 2009 and are presented in U.S. Dollar equivalents. All instruments are matured in 2010:

	Buy	Cross currency (Sell)	Notional amount	Weighted average settlement ratio
Forward:
	DKK	NIS	456	0.75
	USD	GBP	2,254	1.60
	USD	DKK	1,029	5.17
	NIS	USD	1,256	3.78
Options:
Buy Put	NIS	USD	1,609	3.78
Sell Call	GBP	NIS	1,743	44.28

In light of our multi-currency activity and our exposure to fluctuation in foreign currencies exchange rates, we presently engage in hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. The Company uses foreign currency options, forward exchange contracts and forward interest contracts to assist in managing financial risks. The Company does not use derivative financial instruments for speculative purposes. These instruments are recognized at fair value, with all changes in fair value recorded in current period earnings, as these transactions have not been designated by management as hedging instruments.

We have market risk exposure to changes in interest rates on our long-term loans from banks. The majority of our loans are stated in U.S. Dollars and have variable interest rates in order to reduce the risks associated with interest rate fluctuation. The book value of these liabilities approximates their fair value as of December 31, 2009. For each 1% upward shift in the LIBOR rate our yearly interest payments will increase by approximately by $150,000 in 2010 and $110,000 in 2011.

Our liabilities, the interest rate they bear and their repayment schedule by currency as of December 31, 2009, are set forth in the table below in U.S. Dollars equivalent terms:

	Total amount	Interest rate	2010	2011	2012	2013 and thereafter
	US $ in thousands
Long-term debt: Variable rate (US $):
Loan from bank	2,000	Libor + 2.5%	1,000	1,000	-	-
Loan from bank	3,000	Libor + 3.25%	-	3,000	-	-
Loan from bank	8,000	Libor + 2.8%	1,230	2,462	2,462	1,846
Loan from bank	2,008	Libor + 3.8%	235	471	471	831
Fixed Rate (Euro):
Loan from bank	49	6.30%	25	24
Other	320	0.87%	-	38	38	244

	15,377		2,490	6,995	2,971	2,921

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

P A R T   II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act) as of December 31, 2009. Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were; (i) designed to ensure that material information relating to us, including our consolidated subsidiaries, is accumulated and communicated to our management, including our chief executive officer and chief financial officer, by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared; (ii) providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (iii) effective at the reasonable assurance level.

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

Our chief executive officer and chief financial officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, they used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our chief executive officer and chief financial officer have concluded that, as of December 31, 2009, our internal control over financial reporting is effective based on those criteria.

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

(c) Attestation Report of the Registered Public Accounting Firm. This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial report. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.

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

ITEM 16B. CODE OF ETHICS

BluePhoenix has adopted a code of business conduct and ethics applicable to its executive officers, directors and all other employees. A copy of the code is available without charge to all BluePhoenix’s employees, investors and others upon request to the following address: BluePhoenix Solutions Ltd., 8 Maskit Street, Herzliya 46733, Israel, Attn: General Counsel. Any waiver of this code for executive officers or directors will be disclosed through the filing of a Form 6-K.

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

Principal Accountant Fees and Services

BluePhoenix was billed for the following fees for professional services rendered by Ziv Haft independent registered certified public accountants (Isr.) and other BDO member firm, for the years ended December 31, 2009 and 2008:

	2009	2008
	($ in thousands)
Audit Fees	$185	$279
Audit-Related Fees	20	-
Tax Fees	85	100
Total	$290	$379

The audit fees for the years ended December 31, 2009 and 2008 were for professional services rendered for the audits of our annual consolidated financial statements (including audit of our internal control over financial reporting in 2008), review of quarterly reports, statutory audits of BluePhoenix and its subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC.

Audit-related fees are fees for services related to due-diligence.

Tax fees are for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, and assistance with respect to requests for rulings from tax authorities.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth certain information related to purchases made by BluePhoenix of its ordinary shares during the periods indicated:

Period	(a) Total Number of Ordinary Shares Purchased	(b) Average Price Paid Per Ordinary Share	(c) Total Dollar amount Purchased as Part of Publicly Announced Program (1)	(d) Maximum Dollar amount available for repurchase Under the Programs (1)
March 1 to March 31, 2009	44,994	$1.85	$83,111	$3,492,000
Total	44,994		$83,111
___________________
(1)
All these treasury transactions were made under our buy-back program in accordance with the resolution of our board of directors adopted in March 2008 authorizing the repurchase of our shares, subject to market conditions, under our existing buy-back programs. During 2007 and 2006, we did not repurchase any shares under our buy-back program. In January 2006, we sold an aggregate of 136,000 of the shares to Israeli institutional investors in Israel, for aggregate consideration of approximately $534,000. In February 2006, we sold 86,971 shares held by one of our subsidiaries to Outlook Systems Ltd. In 2008, we purchased an aggregate of 44,994 of the shares for consideration of $83,111.

(2)	In 2009, treasury shares were used for the issuance of 153,667 shares pursuant to the exercise of options and vested RSUs.

ITEM 16F. CHANGE IN REGISTRANT CERTIFYING ACCOUNTANT

None.

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

Pursuant to NASDAQ Listing Rule IM-5615(a)(3), we received a permanent exemption from Listing Rule IM-5250(d)(1), which requires a company to distribute to its shareholders copies of its annual report containing its audited financial statements. We follow the common practice among TASE companies, and do not send our annual financial statements to shareholders. A copy of our annual report on Form 20-F is posted on our website promptly after it is filed with the SEC and the TASE.

In addition, pursuant to NASDAQ Listing Rule IM-5615(a)(3), we notified NASDAQ that we follow Israeli law and practice in lieu of certain NASDAQ rules, and accordingly do not follow those NASDAQ rules:

•	specified in NASDAQ Listing Rule IM-5605-2 requiring that independent directors have regularly scheduled meetings at which only independent directors are present;

•	specified in NASDAQ Listing Rules 5635(c) and IM-5635-1, which require a shareholder approval for establishment of stock options or purchase plans and for material amendments therein; and

•	specified in NASDAQ Listing Rule 5635(b) requiring shareholder approval prior to the issuance of securities when the issuance or potential issuance results in a change of control of the company.

P A R T   III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.
1.1	English translation of the Memorandum of Association as amended on July 23, 2003 and on December 30, 2009*
1.2	Articles of Association as amended on December 30, 2009*
4.1	Form of Ordinary Shares Purchase Warrant dated as of November 21, 2007(1)
4.2	Securities Purchase Agreement dated as of October 14, 2009, among the Registrant and the purchasers identified therein (2)
4.3	Form of Ordinary Shares Purchase Warrant dated as of October 14, 2009 (2)
4.4	Registration Rights Agreement dated as of October 14, 2009, among the Registrant and the purchasers signatory thereto (2)
4.5	Share Exchange Agreement dated October 13, 2002 among the Registrant, Formula Systems (1985), Arie Kilman and other shareholder of Liraz Systems Ltd. (3)
4.6	Form of Indemnification Letter dated December 27, 2005 between the Registrant and certain office holders (4)
4.7
 BluePhoenix 2003 Employee Share Option Plan (previously known as the Crystal 1996 Employee Share Option Plan), as amended on January 28, 1997, December 5, 1999, December 18, 2000, December 26, 2000, August 6, 2003, December 30, 2004 and February 21, 2010 *

4.8	The 2007 Award Plan adopted by the Registrant on July 8, 2007 (5)

8.1	List of Subsidiaries*
12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act*
12.2	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act*
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act*
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act*
15	Consent of Ziv Haft registered certified public accountants (Isr.) BDO member firm*
________________________________
*    Filed herewith.

(1) Incorporated by reference to the Registrant’s Registration Report on Form F-3 filed with the Securities and Exchange Commission on January 7, 2008.

(2) Incorporated by reference to the Registrant’s Report on Form 6-K filed with the Securities and Exchange Commission on October 13, 2009.

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
Varda Sagiv
Chief Financial Officer

Date: March 25, 2010

EXHIBIT INDEX

Exhibit No.
1.1	English translation of the Memorandum of Association as amended on July 23, 2003 and on December 30, 2009*
1.2	Articles of Association as amended on December 30, 2009*
4.1	Form of Ordinary Shares Purchase Warrant dated as of November 21, 2007(1)
4.2	Securities Purchase Agreement dated as of October 14, 2009, among the Registrant and the purchasers identified therein (2)
4.3	Form of Ordinary Shares Purchase Warrant dated as of October 14, 2009 (2)
4.4	Registration Rights Agreement dated as of October 14, 2009, among the Registrant and the purchasers signatory thereto (2)
4.5	Share Exchange Agreement dated October 13, 2002 among the Registrant, Formula Systems (1985), Arie Kilman and other shareholder of Liraz Systems Ltd. (3)
4.6	Form of Indemnification Letter dated December 27, 2005 between the Registrant and certain office holders (4)
4.7
BluePhoenix 2003 Employee Share Option Plan (previously known as the Crystal 1996 Employee Share Option Plan), as amended on January 28, 1997, December 5, 1999, December 18, 2000, December 26, 2000, August 6, 2003, December 30, 2004 and February 21, 2010 *

4.8	The 2007 Award Plan adopted by the Registrant on July 8, 2007 (5)
8.1	List of Subsidiaries*
12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act*
12.2	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act*
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act*
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act*

15	Consent of Ziv Haft registered certified public accountants (Isr.) BDO member firm*
________________________________
*    Filed herewith.

(1) Incorporated by reference to the Registrant’s Registration Report on Form F-3 filed with the Securities and Exchange Commission on January 7, 2008.

(2) Incorporated by reference to the Registrant’s Report on Form 6-K filed with the Securities and Exchange Commission on October 13, 2009.

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

BLUEPHOENIX SOLUTIONS LTD.

2009 Annual Report

BLUEPHOENIX SOLUTIONS LTD.

2008 CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars ($).
______________________
_____________
______

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

BLUEPHOENIX SOLUTIONS LTD.

We have audited the accompanying consolidated balance sheets of BluePhoenix Solutions Ltd. (the “Company”) and its subsidiaries as of December 31, 2009 and 2008 and the related consolidated statements of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for noncontrolling interests and warrants as of January 1, 2009.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2009 and 2008, and the related consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Tel Aviv, Israel
March 25, 2010
Ziv Haft Certified Public Accountants (Isr.) BDO Member Firm

BLUEPHOENIX SOLUTIONS LTD.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2009	2008
	(in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$22,328	$30,308
Marketable securities	129	423
Trade accounts receivable (Note 13A1)	25,578	28,232
Other current assets (Note 13A2)	2,873	3,217

Total current assets	50,908	62,180

LONG TERM ASSETS:
Investment in affiliated company	147	157
Property and equipment, net (Note 4)	1,890	2,493
Goodwill (Note 5)	51,990	52,006
Intangible assets and other, net (Note 6)	17,619	23,151

Total long term assets	71,646	77,807

Total assets	$122,554	$139,987

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit and others	$2,490	$1,021
Accounts payable and accruals:
Trade	6,093	5,133
Deferred revenue	4,424	5,541
Other (Note 13A3)	10,263	18,125
Total current liabilities	23,270	29,820

LONG-TERM LIABILITIES:
Accrued severance pay, net (Note 7)	1,309	1,797
Loans from banks and others (Note 9)	12,887	15,048
Derivatives liabilities - warrants	2,414	-

Total long-term liabilities	16,610	16,845

Total liabilities	39,880	46,665

COMMITMENTS AND CONTINGENCIES (Note 10)
Equity (Note 11):
Share capital - ordinary shares of NIS 0.01 par value (authorized: December 31, 2009 40,000,000 shares ; December 31, 2008 - 30,000,000 shares; issued: December 31, 2009 – 25,594,252 shares; December 31, 2008 – 23,161,904 shares)	52	46
Additional paid-in capital	128,591	129,827
Accumulated other comprehensive loss	(1,641)	(1,616)
Accumulated deficit	(30,184)	(20,605)
Treasury shares - December 31, 2009 -2,371,140 shares (December 31, 2008 - 2,326,146 shares)	(15,240)	(15,157)

BluePhoenix Shareholders’ Equity	81,578	92,495

Noncontrolling interest	1,096	827

Total equity	82,674	93,322

Total liabilities and equity	$122,554	$139,987

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2009	2008	2007
	(in thousands, except per share data)
Revenues (Note 13B1):
Services	$70,942	$84,854	$61,664
Products	6,836	6,891	19,558

Total revenues	77,778	91,745	81,222

Cost of revenues:
Services	44,486	45,610	35,330
Products	399	422	1,199

Total cost of revenues	44,885	46,032	36,529

Gross profit	32,893	45,713	44,693

Research and development costs	11,420	18,378	12,653
Selling, general, and administrative expenses	30,406	32,359	28,370
Goodwill impairment	5,670	13,328	-
Restructuring (Note 13B3)	-	-	694
Operating income (loss)	(14,603)	(18,352)	2,976
Financial expenses, net (Note 13B4)	779	2,237	4,343
Other income, net (Note 13B5)	-	398	892
Loss before taxes on income	(15,382)	(20,191)	(475)
Taxes on income (benefit) (Note 12)	(117)	(330)	68

	(15,265)	(19,861)	(543)
Share in earnings (loss) of affiliated company	(10)	(49)	35
Loss from continued operation	(15,275)	(19,910)	(508)
Loss from discontinued operation (Note 15)	-	(8,512)	(7,489)

Net loss	(15,275)	(28,422)	(7,997)
Net income attributable to noncontrolling interests	(295)	(179)	(199)
Loss attributed to BluePhoenix Shareholders	$(15,570)	$(28,601)	$(8,196)

Loss per share - basic and diluted:
Loss from continued operations attributed to BluePhoenix shareholders	$(0.72)	$(1.12)	$(0.23)
Discontinued operation attributable to BluePhoenix shareholders	-	(0.23)	(0.25)
Net loss attributable to BluePhoenix shareholders	$(0.72)	$(1.35)	$(0.48)
Weighted average shares outstanding, basic and diluted	21,500	21,196	17,145

Amounts attributable to BluePhoenix common shareholders:
Loss from continued operation	$(15,570)	$(23,664)	$(3,852)
Loss from discontinued operation	-	(4,937)	(4,344)
Net loss	$(15,570)	$(28,601)	$(8,196)

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital
	Number of shares	Par value	Additional paid-in capital	Accumulated other comprehensive loss	Cost of Company shares held by subsidiaries	Retained earnings (Accumulated deficit)	Non controlling interest	Total
	(in thousands, except shares)
Balance at January 1, 2007	14,298,358	31	58,556	(1,537)	(13,548)	16,447	563	60,512
Changes during 2007:
Net loss	-	-	-	-	-	(8,196)	199	(7,997)
Unrealized gain on available-for-sale marketable securities	-	-	-	178	-	-	-	178
Total comprehensive income								(7,819)
Stock-based compensation	-	-	1,025	-	-	-	-	1,025
Compensation by former shareholder	-	-	1,769	-	-	-	-	1,769
Conversion of convertible debentures	1,363,656	2	6,822	-	-	-	-	6,824
Conversion of convertible notes series A	2,062,297	5	11,911	-	-	-	-	11,916
Exercise of warrants	210,000	*	840	-	-	-	-	840
Issuance of shares with respect of minority interests acquisition	100,719	*	515	-	-	-	-	515
Issuance of shares, net	1,999,998	5	32,918	-	-	-	-	32,923
Implementation of FSP EITF 00-19-2	-	-	706	-	-	(255)	-	451
Tax benefit related to exercise of stock options	-	-	594	-	-	-	-	594
Exercise of employee stock options and RSUs	591,599	1	2,919	-	-	-	-	2,920
Balance at December 31, 2007	20,626,627	44	118,575	(1,359)	(13,548)	7,996	762	112,470
Changes during 2008:
Net loss	-	-	-	-	-	(28,601)	65	(28,536)
Unrealized loss on available for-sale marketable securities	-	-	-	(257)	-	-	-	(257)
Total comprehensive loss								(28,793)
Stock-based compensation	-	-	2,825	-	-	-	-	2,825
Exercise of warrants	200,000	*	1,347	-	-	-	-	1,347
Exercise of employees stock options and RSUs	274,191	*	660	-	-	-	-	660
Purchase of treasury stocks	(677,302)	-	-	-	(1,609)	-	-	(1,609)
Conversion of convertible notes series A	12,242	*	67	-	-	-	-	67
Issuance of shares and warrants in connection with previously acquired subsidiaries	400,000	2	6,353	-	-	-	-	6,355
Balance at December 31, 2008	20,835,758	46	$129,827	(1,616)	(15,157)	(20,605)	827	93,322

Recognition of derivatives liabilities related to adoption of FASB ASC 815-40-15	-	-	(6,152)	-	-	5,991	-	(161)
Net loss	-	-	-	-	-	(15,570)	295	(15,275)
Unrealized loss on marketable securities	-	-	-	(103)	-	-	-	(103)
Reclassification adjustment to income on marketable securities	-	-	-	78	-	-	-	78
Total comprehensive loss	-	-	-	-	-	-	-	(15,300)
Stock-based compensation	-	-	2,031	-	-	-	-	2,031
Dividend to noncontrolling interest	-	-	-	-	-	-	(26)	(26)
Purchase of treasury stocks	(44,994)	*	-	-	(83)	-	-	(83)
Exercise of employees stock options and RSUs	254,312	*	6	-	-	-	-	6
Issuance of shares in connection with previously acquired subsidiaries	813,461	2	2,503	-	-	-	-	2,505
Issuance of shares, net	1,364,575	4	376	-	-	-	-	380
Balance at December 31, 2009	23,223,112	$52	$128,591	$(1,641)	$(15,240)	$(30,184)	$1,096	$82,674

*           Less than $1 thousand.

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2009	2008	2007
	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(15,275)	$(28,422)	$(7,997)
Adjustments to reconcile net loss to net cash provided by operating activities:
Loss from discontinued operation	-	8,512	7,489
Share in earnings of affiliated companies, net dividend received	10	49	(2)
Depreciation and amortization	8,894	10,107	10,407
Goodwill impairment	5,670	13,328	-
Increase (decrease) in accrued severance pay, net	(572)	248	(132)
Loss (gain) on sale of property and equipment	-	10	4
Change in value of long term-loans and liabilities	-	-	2,311
Stock - based compensation	2,031	2,825	2,794
Change in fair value of warrants	(1,514)	-	-
Decreases in provision for losses in formerly consolidated subsidiary	-	-	(300)
Deferred income taxes, net	(493)	(894)	(1,025)
Tax benefit related to exercise of stock options	-	-	594
Changes in operating assets and liabilities:
Reclassification adjustment to income on marketable securities	78	-	560
Decrease (increase) in trade receivables	3,017	(4,702)	4,213
Decrease (increase) in other current assets	568	(407)	936
Increase (decrease) in trade payables	981	992	(601)
Decrease in other accounts payable	(2,429)	(744)	(3,155)
Net cash provided by operating activities	966	902	16,096

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(589)	(1,200)	(1,029)
Proceeds from sale of property and equipment	-	6	10
Proceeds from sale of marketable securities	192	-	-
Capitalization of research and development costs	-	-	(3,944)
Additional consideration for previously acquired subsidiaries and activities	(8,908)	(7,869)	(1,310)
Advance in investment of new activity	(93)	-	-
Investment in newly-consolidated subsidiaries and purchase of newly-activity (Appendix A)	(2,454)	(2,269)	(9,077)

Net cash used in investing activities	(11,852)	(11,332)	(15,350)
CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term bank credit, net	-	-	(936)
Repayment of long-term loans	(3,057)	-	(20,609)
Receipt of long-term loans	2,000	16,069	-
Dividend paid to noncontrolling interest	(26)	-	-
Repayment of provision for losses in formerly consolidated subsidiary	-	-	(1,671)
Purchase of treasury shares	(83)	(1,609)	-
Issuance of shares and warrants, net	4,066	-	33,213
Exercise of employee share options and warrants	6	2,007	3,761
Net cash provided by financing activities	2,906	16,467	13,758
Cash Flows Provided By (used in) Discontinued Operation:
Net cash used in operating activity	-	-	(367)
Net cash provided by investing activity	-	1,700	25
Total net increase (decrease) in cash and cash equivalents	(7,980)	7,737	14,162
Changes in cash and cash equivalents from discontinued operation	-	-	342

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS FROM CONTINUED OPERATION	(7,980)	7,737	14,504
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	30,308	22,571	8,067

CASH AND CASH EQUIVALENTS AT END OF YEAR	$22,328	$30,308	$22,571

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

	Year ended December 31,
	2009	2008	2007
	(in thousands)
Cash paid during the year for:
Income taxes	$347	$859	$841
Interest	$802	$194	$2,142

APPENDIX A - INVESTMENT IN NEWLY-CONSOLIDATED SUBSIDIARIES AND PURCHASE OF ACTIVITY:

	Year ended December 31,
	2009	2008	2007
	(in thousands)

Working capital, other than cash	$431	$777	$2,785
Investment and loans to affiliated Company	-	-	(205)
Property and equipment	-	(67)	(303)
Other intangible assets	(172)	(91)	(1,317)
Goodwill	(907)	(710)	(5,975)
Technology	(1,633)	(1,088)	(2,423)
Customer relations intangible asset	(257)	(1,090)	(1,824)
Non-current liabilities	84	-	185
Net cash used in acquisition	$(2,454)	$(2,269)	$(9,077)

APPENDIX B - NON-CASH ACTIVITIES:

	Year ended December 31,
	2009	2008	2007
	(in thousands)

Investment in subsidiaries	$4,746	$14,848	$246
Conversion of convertible debentures	$-	$67	$18,740
Issuance costs	$-	$-	$290

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies:

A.	General:
The significant accounting policies, applied on a consistent basis, are as follows:
1.	The Company:
BluePhoenix Solutions Ltd. (“BluePhoenix”) (together with its subsidiaries, the “Company” or "we") is an Israeli corporation, which operates in one operating segment of IT modernization solutions.

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

The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar (“dollar”). In addition, a substantial portion of the Company’s revenues and costs are incurred in dollars. Thus, the functional and reporting currency of the Company is considered to be the dollar.

The Company follows FASB ASC Topic 830 “Foreign Currency Matters" ("ASC 830") and accordingly non monetary transactions denominated in currencies other than the dollar are measured and recorded in dollar at the exchange rates prevailing at transaction date. Monetary assets and liabilities denominated in currencies other than the dollar are translated at the exchange rate on the balance sheet date. Exchange gain or losses on foreign currency translation are recorded in income.

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

The consolidated financial statements include the accounts of BluePhoenix and its subsidiaries in which it has a controlling interest. Acquisition of subsidiaries is accounted for under the acquisition method. All intercompany balances and transactions have been eliminated upon consolidation. Noncontrolling interests are included in equity.

C.	Cash and Cash Equivalents:

Cash equivalents are considered by the Company to be highly-liquid investments, including inter-alia, short-term deposits with banks, of which did not exceed three months at the time of deposit and which are not restricted.

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

Management determines the appropriate classification of its investments at the time of purchase all marketable securities are reported at fair value based on quoted market and classified as available for-sale. Available for sale securities are carried at fair value, with the unrealized gains and losses, reported in "accumulated other comprehensive income (loss)" in equity. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been less than the cost basis, and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

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

The Company’s long-lived assets are reviewed for impairment in accordance with FASB ASC Topic 360 "Property Plant and Equipment" whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. During the years ended December 31, 2009, 2008 and 2007, no impairment losses have been identified.

I.	Goodwill and other purchased intangible assets:

Goodwill and certain other purchased intangible assets have been recorded as a result of acquisitions. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired.

Goodwill is not amortized, but rather is subject to an annual impairment test. The Company performs an annually impairment test, or more frequently if impairment indicators are present. Intangible assets that are not considered to have an indefinite useful life are amortized using the straight-line basis over their estimated useful lives of between 5 to 12 years. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the assets is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset (see also Note 1H).

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

I.	Goodwill and other purchased intangible assets (Cont.):

The Company performed impairment tests in 2009 and 2008. The goodwill impairment tests are conducted in two steps. In the first step, the Company determines the fair value of the reporting unit using expected future discounted cash flows and estimated terminal values. If the net book value of the reporting unit exceeds the fair value, the Company would then perform the second step of the impairment test which requires allocation of the reporting unit's fair value of all of its assets and liabilities in a manner similar to a acquisition cost allocation, with any residual fair value being allocated to goodwill. The implied fair value of the goodwill is then compared to the carrying value to determine impairment, if any.

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

In such reconciliation, as part of the 2009 impairment test  the Company considered  a 30% effective control premium rate which reflects the weighted average control premium rate implied from 6 published transactions involving controlling interests in comparable companies in Israel and abroad, that took place during the six months ended December 31, 2009. These 6 transactions were selected because they involved companies in the software and the IT service industries.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

I.	Goodwill and other purchased intangible assets (Cont.):

The Company is one operating segment and therefore one reporting unit related to its overall IT modernization. In 2008 and 2009, step one of the assessment resulted that the carrying value of the IT modernization reporting unit exceeds its fair value. As described in the preceding paragraphs, the second step was performed by allocating the reporting unit's fair value to all of its assets and liabilities, with any residual fair value being allocated to goodwill. The Company determined that the carrying value of goodwill should be impaired. As a result, the Company recorded a non-cash goodwill impairment charge of $13.3 million in 2008 and $5.7 million in 2009.

J.	Research and Development Costs:

Research and development costs of software and products enhancement that are intended for sale and acquired technology which were incurred after the establishment of technological feasibility of the relevant product, are capitalized. Technological feasibility is determined when detailed program design is completed and verified in accordance with the provisions of FASB ASC Topic 985 "Software". Research and development costs before technological feasibility is established are charged to the statement of operations as incurred.

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

During the years ended December 31, 2009 and 2008, the Company did not capitalized research and development costs since all costs incurred between the completion of detailed program design and the point in which the products were ready for general release have been insignificant and amortized capitalized research and development costs aggregating $6.6 million (in 2008: $8.2 million and in 2007: $8.9 million) included in cost of revenues.

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

In the second quarter of 2008, the Company impaired $7.1 million with respect to capitalized software development costs which was presented as discontinued operation related to Mainsoft (see Note 15). The impairment was charged in order to reflect the fair value of Mainsoft based upon the consideration assigned to Mainsoft in a LOI dated July 7, 2008. Management did not identify any additional impairment during the years ended 2008, 2007 and 2006.

K.	Stock-based Compensation:

The Company accounts for stock based compensation to employees in accordance with SFAS ASC Topic 718 "Compensation – Stock Compensation" which was adopted effective January 2006. In the past three years majority of the awards were  of restricted stock units (“RSUs”).RSU's are valued based on the market value of the underlying stock at the date of grant.  The Company measures and recognizes compensation expense with respect to share options based on estimated fair values on the date of grant using the Black-Scholes option-pricing model. This option pricing model requires that the Company makes several estimates, including the option’s expected life and the price volatility of the underlying stock.

For the year ended December 31, 2009, 2008 and 2007 the Company recorded stock-based and RSUs compensation costs in the amount of $2,031, $2,825 and $1,025 thousand, respectively. On December 31, 2009, the total unrecognized stock-based and RSUs compensation costs amounted to $1,107 thousand, and are expected to be recognized over of the next 3 years.

L.	Revenue Recognition:

Revenues derived from direct software license agreements are recognized in accordance with FASB ASC Topic 985 "Software" ("ASC 985"), upon delivery of the software, when collection is probable, the license fee is otherwise fixed or determinable and persuasive evidence of an arrangement exists.

The arrangements that include multiple elements are usually arrangements where the Company sells software products and Post Contract Support (PCS).

For multiple elements arrangements, ASC 985 requires that the fair value of each component in a multiple element arrangement will be determined based on the vendor’s specific objective evidence (VSOE) for that element, and revenue is allocated to each component based on its fair value. ASC 985 requires that revenue be recognized under the “residual method” when VSOE does not exist for all the delivered elements, VSOE of fair value exists for all undelivered elements, and all other accounting standards criteria are met. The specific objective evidence for the PCS is established by the price charged on PCS renewed.

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

When a project involves significant production, modification or customization of software, revenue is recognized according to the percentage of completion method in accordance with the provisions of FASB ASC Topic 605-35-25 (prior authoritative literature: SOP 81-1 “Accounting for Performance of Construction-Type Contracts”). Under this method, estimated revenue is generally accrued based on costs incurred to date, as a percentage of total updated estimated costs. The Company recognizes contract losses, if any, in the period in which they first become evident.

Some of the Company’s contracts include client acceptance clauses. In these contracts, the Company follows the guidance of ASC 985-605-55 (formerly TPA 5100.67) and SAB 104. In determining whether revenue can be recognized, when an acceptance clause exists, the Company considers its history with similar arrangements, the customer’s involvement in the progress, and the existence of other service providers and the payments terms. There are no rights of return, price protection or similar contingencies in the Company’s contracts.

On December 31, 2009 approximately $19.3 million (on December 31, 2008: $13.3 million) of the accounts receivable balance was unbilled due to the customers payment terms.
The Company presents revenues from products and revenues from services in separate line items.

The product revenues line item includes revenues generated from (i) standalone software products and (ii) software products that were included in multiple-element arrangements and were separated pursuant to ASC 985 as aforementioned.

In the services revenue line item, the Company included (i) revenues generated from standalone consulting services, (ii) revenues generated from stand alone post contract support ("PCS"), (iii) revenues accounted for pursuant to ASC 605-35-25 and (iv) revenues generated from PCS included in multiple-element arrangement and were separated pursuant to ASC 985 as aforementioned.

Tax collected from customers and remitted to governments authorities (including VAT) are presented in income statement on a net basis.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

M.	Advertising Costs:
The Company expenses advertising costs as incurred. Advertising costs for the years ended December 31, 2009, 2008 and 2007 were $291, $318 and $90 thousand, respectively.

N.	Income Taxes:

Effective January 1, 2007, upon the adoption of a new pronouncement which clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, the Company should record accruals for uncertain tax positions. Those accruals should record to the extent that the Company concludes that a tax position is not sustainable under a “more-likely-than-not” standard. In addition, the Company should classify interest and penalties recognized in the financial statements relating to uncertain tax positions under the provision for income taxes.

The adoption of the new pronouncement did not result in a change of the Company's retained earnings .As of December 31, 2009, there are no unrecognized tax benefits.

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
Earnings (loss) per share (“EPS”) were computed in accordance with FASB ASC Topic 260, "Earnings Per Share" (ASC 260). ASC 260 requires the presentation of both basic and diluted EPS.

Basic net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year (see also Note 13C). Since the Company incurred net loss during the periods presented, no diluted EPS was presented as all the dilutive potential ordinary shares were anti-dilutive.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

P.	Financial Instruments:
1.
Concentration of credit risks:

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

2.	Fair value measurement:

The Company measures fair value and discloses fair value measurements for financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. On January 1, 2009, the Company adopted a newly issued accounting standard for fair value measurement of all non-financial assets and liabilities as well. The adoption did not have a significant effect on the Company’s financial statements (refer to note 3).

Q.	Comprehensive Income:
Comprehensive income, net of related taxes where applicable, includes, in addition to net income unrealized holding gains and losses on available-for-sale securities.

R.	Derivative Instruments:

The Company uses foreign currency options, forward exchange contracts to assist in managing financial risks in order to minimize the currency exposure on identifiable assets and liabilities in currencies other than the functional currency. The Company does not use derivative financial instruments for speculative purposes. These instruments are recognized at fair value, with all changes in fair value recorded in current period earnings, as these transactions have not been designated by management as hedging instruments. The net loss recognized in earnings during 2009, representing the derivative instruments was $894 thousand (in 2008: gain of $55 thousand). As of December 31, 2009 the Company has open forward and option exchange contracts (notional amounts) of $8.3 million (December 31, 2008:  $6.6 million).

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

S.	Treasury Shares:

The Company repurchases its Ordinary shares from time to time on the open market and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders' equity.

T.	Transfers of Financial Assets:

FASB ASC Topic 860 "Transfers and Servicing" ("ASC 860"), establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. The underlying conditions are met for the transfer of financial assets to qualify for accounting as a sale. The transfers of financial assets are typically performed by the sell of receivables to on financial institution.

In 2009 and 2008, the Company sold trade receivables to financial institution in a total amount of $30 and $24.2 million respectively, at an average annual rate of Libor plus 2.4%-2.5% (in 2008- Libor plus 1.75%-2%.). Control and risk of those trade receivables were fully transferred and accounted for as a sale in accordance with ASC 860. The agreements, pursuant to which the Company sells its trade receivables, are structured such that the Company (i) transfers the proprietary rights in the receivable from the Company to the financial institution; (ii) legally isolates the receivable from the Company’s other assets, and presumptively puts the receivable beyond the legal reach of the Company and its creditors, even in bankruptcy or other receivership; (iii) confers on the financial institution the right to pledge or exchange the receivable; and (vi) eliminates the Company’s effective control over the receivable, in the sense that the Company is not entitled and shall not be obligated to repurchase the receivable other than in case of failure by the Company to fulfill its commercial obligation.

U.	Reclassifications:
Certain comparative figures have been reclassified to conform to the current year presentation.

V.	Derivative Liabilities - Warrants:

In connection with the adoption of EITF 07-05, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock,” (“EITF 07-05”) on January 1, 2009 (ASC 815-40-15), the Company determined that the warrants issued at several occasions in 2007 ,2006 and 2004 (ratchet down of exercise price based upon lower exercise price in future offerings) are not indexed to the Company’s own stock and therefore should be recorded as a  derivative financial liability for pursuant FASB ASC Topic 815 "Derivative and Hedging" (ASC 815-40-25). The fair value of these warrants as of January 1, 2009 was $161 thousand and was recorded as a derivative liability in a way of  cumulative adjustment to beginning of the year equity.(see also Note 11A5).

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

W.	Recently Issued Accounting Pronouncements:
Adoption of New Accounting Standards
Accounting Standards Codification

In June 2009, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (the “Codification”). This standard replaces SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles, and establishes only two levels of U.S. generally accepted accounting principles (“GAAP”), authoritative and nonauthoritative. The FASB ASC has become the source of authoritative, nongovernmental GAAP, except for rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. All other nongrandfathered, non-SEC accounting literature not included in the Codification will become nonauthoritative. This standard is effective for financial statements for interim or annual reporting periods ending after September 15, 2009. The adoption of the Codification changed the Company’s references to GAAP accounting standards but did not impact the Company’s results of operations, financial position or liquidity.

Participating Securities Granted in Share-Based Transactions

Effective January 1, 2009, the Company adopted a new accounting standard included in ASC 260, Earnings Per Share (formerly FASB Staff Position (“FSP”) Emerging Issues Task Force (“EITF”) 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities). The new guidance clarifies that non-vested share-based payment awards that entitle their holders to receive nonforfeitable dividends or dividend equivalents before vesting should be considered participating securities and included in basic earnings per share. The Company’s adoption of the new accounting standard did not have a material effect on previously issued or current earnings per share.

Business Combinations and Noncontrolling Interests

Effective January 1, 2009, the Company adopted a new accounting standard included in ASC 805, Business Combinations (formerly SFAS No. 141(R), Business Combinations). The new standard applies to all transactions or other events in which an entity obtains control of one or more businesses. Additionally, the new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement date for all assets acquired and liabilities assumed; and requires the acquirer to disclose additional information needed to evaluate and understand the nature and financial effect of the business combination. The Company’s adoption of this new accounting standard did not have a material impact on the Company’s consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

W.	Recently Issued Accounting Pronouncements:
Adoption of New Accounting Standards (cont.):
Business Combinations and Noncontrolling Interests (cont.):

Effective January 1, 2009, the Company adopted a new accounting standard included in ASC 810, Consolidations (formerly SFAS 160, Noncontrolling Interests in Consolidated Financial Statements). The new accounting standard establishes accounting and reporting standards for the noncontrolling interest (or minority interests) in a subsidiary and for the deconsolidation of a subsidiary by requiring all noncontrolling interests in subsidiaries be reported in the same way, as equity in the consolidated financial statements. As such, this guidance has eliminated the diversity in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. The Company’s adoption of the new accounting standard resulted in recording noncontrolling interests in equity at  the current year and in comparative numbers.

Fair Value Measurement and Disclosure

Effective January 1, 2009, the Company adopted a new accounting standard included in ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) (formerly FASB FSP No 157-2, Effective Date of FASB Statement No. 157), which delayed the effective date for disclosing all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value on a recurring basis (at least annually). This standard did not have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued new guidance for determining when a transaction is not orderly and for estimating fair value when there has been a significant decrease in the volume and level of activity for an asset or liability. The new guidance, which is now part of ASC 820 (formerly FSP 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly), requires disclosure of the inputs and valuation techniques used, as well as any changes in valuation techniques and inputs used during the period, to measure fair value in interim and annual periods. In addition, the presentation of the fair value hierarchy is required to be presented by major security type as described in ASC 320, Investments — Debt and Equity Securities. The provisions of the new standard were effective for interim periods ending after June 15, 2009. The adoption of the new standard on April 1, 2009 did not have a material impact on the Company’s consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

W.	Recently Issued Accounting Pronouncements:
Adoption of New Accounting Standards (cont.):
Fair Value Measurement and Disclosure (cont.):

In April 2009, the Company adopted a new accounting standard included in ASC 820, (formerly FSP 107-1 and Accounting Principles Board (“APB”) 28-1, Interim Disclosures about Fair Value of Financial Instruments). The new standard requires disclosures of the fair value of financial instruments for interim reporting periods of publicly traded companies in addition to the annual disclosure required at year-end. The provisions of the new standard were effective for the interim periods ending after June 15, 2009. The Company’s adoption of this new accounting standard did not have a material effect on the Company’s consolidated financial statements.

In August 2009, the FASB issued new guidance relating to the accounting for the fair value measurement of liabilities. The new guidance, which is now part of ASC 820, provides clarification that in certain circumstances in which a quoted price in an active market for the identical liability is not available, a company is required to measure fair value using one or more of the following valuation techniques: the quoted price of the identical liability when traded as an asset, the quoted prices for similar liabilities or similar liabilities when traded as assets, or another valuation technique that is consistent with the principles of fair value measurements. The new guidance clarifies that a company is not required to include an adjustment for restrictions that prevent the transfer of the liability and if an adjustment is applied to the quoted price used in a valuation technique, the result is a Level 2 or 3 fair value measurement. The new guidance is effective for interim and annual periods beginning after August 27, 2009. The Company’s adoption of the new guidance did not have a material effect on the Company’s consolidated financial statements.

Derivative Instruments and Hedging Activities

Effective January 1, 2009, the Company adopted a new accounting standard included in ASC 815, Derivatives and Hedging (SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133). The new accounting standard requires enhanced disclosures about an entity’s derivative and hedging activities and is effective for fiscal years and interim periods beginning after November 15, 2008. Since the new accounting standard only required additional disclosure, the adoption did not impact the Company’s consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

W.	Recently Issued Accounting Pronouncements:
Adoption of New Accounting Standards (cont.):
Other-Than-Temporary Impairments

In April 2009, the FASB issued new guidance for the accounting for other-than-temporary impairments. Under the new guidance, which is part of ASC 320, Investments — Debt and Equity Securities (formerly FSP 115-2 and 124-2, Recognition and Presentation of Other-Than-Temporary Impairments), an other-than-temporary impairment is recognized when an entity has the intent to sell a debt security or when it is more likely than not that an entity will be required to sell the debt security before its anticipated recovery in value.

The new guidance does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities and is effective for interim and annual reporting periods ending after June 15, 2009. The Company’s adoption of the new guidance did not have a material effect on the Company’s consolidated financial statements.

Subsequent Events

In May 2009, the FASB issued new guidance for subsequent events. The new guidance, which is part of ASC 855, Subsequent Events (formerly SFAS No. 165, Subsequent Events) is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, this guidance sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The new guidance is effective for fiscal years and interim periods ended after June 15, 2009 and will be applied prospectively. The Company’s adoption of the new guidance did not have a material effect on the Company’s consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

W.	Recently Issued Accounting Pronouncements:
Accounting Standards Not Yet Effective
Accounting for the Transfers of Financial Assets

In June 2009, the FASB issued new guidance relating to the accounting for transfers of financial assets. The new guidance, which was issued as SFAS No. 166, Accounting for Transfers of Financial Assets, an amendment to SFAS No. 140, was adopted into Codification in December 2009 through the issuance of Accounting Standards Updated (“ASU”) 2009-16. The new standard eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures in order to enhance information reported to users of financial statements by providing greater transparency about transfers of financial assets, including securitization transactions, and an entity’s continuing involvement in and exposure to the risks related to transferred financial assets.

The new guidance is effective for fiscal years beginning after November 15, 2009. The Company will adopt the new guidance in 2010 and is evaluating the impact it will have to the Company’s consolidated financial statements.

Accounting for Variable Interest Entities

In June 2009, the FASB issued revised guidance on the accounting for variable interest entities. The revised guidance, which was issued as SFAS No. 167, Amending FASB Interpretation No. 46(R), was adopted into Codification in December 2009 through the issuance of ASU 2009-17. The revised guidance amends FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities, in determining whether an enterprise has a controlling financial interest in a variable interest entity. This determination identifies the primary beneficiary of a variable interest entity as the enterprise that has both the power to direct the activities of a variable interest entity that most significantly impacts the entity’s economic performance, and the obligation to absorb losses or the right to receive benefits of the entity that could potentially be significant to the variable interest entity. The revised guidance requires ongoing reassessments of whether an enterprise is the primary beneficiary and eliminates the quantitative approach previously required for determining the primary beneficiary. The Company does not expect that the provisions of the new guidance will have a material effect on its consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

W.	Recently Issued Accounting Pronouncements:
Accounting Standards Not Yet Effective (cont.):
Revenue Recognition

In October 2009, the FASB issued ASU 2009-13, Multiple-Deliverable Revenue Arrangements. The new standard changes the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable based on the relative selling price. The selling price for each deliverable is based on vendor-specific objective evidence (“VSOE”) if available, third-party evidence if VSOE is not available, or estimated selling price if neither VSOE or third-party evidence is available. ASU 2009-13 is effective for revenue arrangements entered into or matrially modified in fiscal years beginning on or after June 15, 2010. The Company does not expect that the provisions of the new guidance will have a material effect on its consolidated financial statements.

In October 2009, the FASB issued Accounting Standards Update 2009-14, Revenue Recognition (Topic 605)-Applicability of AICPA Statement of Position 97-2 to Certain Arrangements That Include Software Elements (ASU 2009-14). ASU 2009-14 excludes tangible products containing software components and non-software components that function together to deliver the product’s essential functionality from the scope of ASC 605-985, Software-Revenue Recognition. ASU 2009-14 shall be applied on a prospective basis to revenue arrangements entered into or materially modified in our first quarter of 2012. Early adoption is permitted. The Company does not expect that the provisions of the new guidance will have a material effect on its consolidated financial statements.

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

A.	DSK:

DSKnowledge Ltd. (DSK). In December 2009, the Company purchased the product business of DSKnowledge Ltd., referred to as DSK, a provider of knowledge management software for enterprises. DSK’s product modernizes and transforms legacy data, information and content elements in enterprises into one knowledge management repository. Pursuant to the terms of the purchase agreement, the Company acquired DSK's product business for approximately $3 million.  According to the purchase agreement, the Company committed to pay additional consideration calculated based upon future millstones based revenues in 2010, 2011 and 2012. Acquisition costs amounted to approximately $ 120 thousand and were charged to income as general and administrative expenses..

 The acquisition was accounted for by the acquisition method. The results of operations were included in the consolidated financial statements of the company commencing December 8, 2009. The consideration for the acquisition was attributed to net assets on the basis of fair value of assets acquired and liabilities assumed, based upon an appraisal study. The allocation of the acquisition costs to the net assets acquired and liabilities assumed in this acquisition is preliminary, as the business combination was consummated on December 8, 2009, and has not been finalized. The final allocation could differ from this preliminary allocation. An  amount of $1,633 thousand was allocated to core technology and to be amortized over a 5 years period , an amount of $257 thousand was allocated to estimated fair value of the customers related intangible assets, which is being amortized  over 5 years and $172 thousand of Backlog which is being amortized over 1 year. The excess cost of the acquisition over the fair value of net tangible and intangible assets amounted to $907 thousand and was allocated to goodwill .Goodwill  is deductible for tax purposes over 10 years period. Based upon this preliminary allocation no fair value was attributed to the future contingent payments as the company estimates at this stage that DSK will not reach the agreed milestones.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Certain Transactions (Cont.):

A.	DSK (Cont.): The following table summarizes the fair values of assets acquired and liabilities assumed as of the date of purchase:

(in thousands)

Current assets	$385
Goodwill	907
Technology	1,633
Customer related intangible asset	257
Backlog	172

Total tangible and intangible assets acquired	3,354
Current liabilities	250
Non Current liabilities	84

Total liabilities assumed	334

Net assets acquired	$3,020

(in thousands)

Cost of investment:
Cost paid	$2,511
Current liability	509

$3,020

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 2 - Certain Transactions (Cont.):

B.	TIS:

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

Under the agreement, the Company paid to the selling shareholders an amount of $500,000 and an additional amount of $700,000 as a nonrefundable advance payment on account of contingent consideration described below. As part of the transaction, the Company undertook to pay the selling shareholders contingent consideration. Following a dispute with regard to the contingent consideration, and as part of the negotiated terms, the Company paid in 2009 $3,070 thousand to the former shareholders of TIS that was already recorded as a liability in 2008, and entered into a settlement agreement for dismissal of legal proceedings between the Company and the former shareholders of TIS regarding the final amount of contingent consideration owed related to the Company’s purchase of TIS. As part of the settlement, the parties agreed on mutual release of their respective claims and the former shareholders of TIS waived the rights to any future contingent consideration. Under the settlement agreement dated September 13, 2009, the Company will pay the former shareholders of TIS contingent consideration of $1,057 thousand in January 2010 and $1,163 thousand in January 2011. In addition, the Company issued to the former shareholders of TIS 813,461 of its ordinary shares, NIS 0.01 par value per share, valued $2,505 thousand based on the closing settlement date. As a result, in 2008 and 2009 the Company assigned $3,070 thousand and $4,790 thousands respectively, to goodwill.

The acquisition was accounted for by the purchase method. The results of operations of TIS are included in the consolidated financial statement commencing January 1, 2008. The consideration of the acquisition which amounted to $1.2 million was attributed to net assets acquired and liabilities assumed based on their fair value. Upon a purchase price allocation, an amount of $1,088 thousand was allocated to core technology and to be amortized over a 5 years period and an amount of $795 thousand was allocated to estimated fair value of the customers related intangible assets, which is being amortized over its estimated useful life - currently 5 years.  The amount assigned to assets acquired and liabilities assumed exceeded the cost of the acquired entity by the amount of $988 thousand, and therefore recognized as liability in accordance with FASB ASC 805 Topic "Business Combinations" since the final consideration contains a contingent consideration payment.

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

In May 2008, the Company purchased the activity of a professional outsourcing center in Nitzni (Russia), in order to expand the Company’s off-shore center in Russia, for a total consideration of $1.18 million. Under the terms of the transaction, the Company agreed to pay to the selling shareholders an additional consideration if certain criteria are met, based on the revenues growth of the JLC's activity in each of the years 2008 and 2009. Accordingly, the Company paid in 2009 to the selling shareholders additional consideration of $406 thousand that was recorded as a liability in 2008 based on the relevant criteria. No additional consideration was granted for 2009.

The acquisition was accounted for by the purchase method. The results of operations of JLC are included in the consolidated financial statement commencing May 1, 2008. The consideration of the acquisition was attributed to net assets acquired and liabilities assumed based on their fair value. Upon a purchase price allocation an amount of $295 thousand was allocated to estimated fair value of the customer related intangible assets, which is being amortized over its estimated useful life - currently 5 years, and an amount of $91 thousand was allocated to backlog and is being amortized over a 1 year period. The excess cost of the acquisition over the fair value of net tangible and intangible assets amounted to $710 thousand and was allocated to goodwill in 2008.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Certain Transactions (Cont.):

D.
Amalgamated Software North America (ASNA):

In August 2007, the Company entered into an agreement to purchase the entire outstanding share capital of Amalgamated Software North America Inc. (ASNA), a private company based in San Antonio, Texas, for a total consideration of $7 million. Under the terms of the transaction, the Company agreed to pay to the selling shareholders an additional consideration if certain criteria are met, based on ASNA's operating profit in 2008 and 2009. Those criteria have not been met and no additional consideration was paid.

E.	Bridge Quest Inc:

Effective April 2007, the Company entered into an agreement to purchase the entire outstanding share capital of Bridge Quest Inc., a North Carolina corporation that manages and operates, through a wholly owned subsidiary, a professional outsourcing center in St. Petersburg, Russia. BridgeQuest is experienced in providing development services from the Russian Federation. The consideration amounted to $2 million. Under the terms of the transaction, the Company committed to pay the selling shareholders additional consideration computed based on BridgeQuest revenues and earnings before interest and taxes referred to as EBIT, during 2007-2009. Based on the above mentioned contingent consideration, the additional amount of goodwill recorded for fiscal 2007 amounted to $1.8 million.

Based on an amendment to the agreement effective January 2008, the Company granted to the selling shareholders warrants to purchase 200,000 BluePhoenix' ordinary shares valued at $2.5 million based on the Black-Scholes pricing model on the commitment date upon reaching the relevant milestone that was recorded as additional goodwill in 2008. These warrants were exercised in 2008. On December 31, 2008, the Company signed an additional amendment to the agreement, pursuant to which the Company committed to pay the selling shareholders an amount of $1.6 million as final consideration in connection with the transaction payable as follows: $750 thousand on January 31, 2009 which has already been paid; $310 thousand on October 1, 2009; and $560 thousand on February 15, 2010. The amount of $1.6 million was recorded as additional goodwill as of December 31, 2008.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Certain Transactions (Cont.):

F.	CodeStream Software Ltd.:

In December 2006, the Company acquired from a company incorporated in the United Kingdom, CodeStream Software Ltd., certain business activities in the field of modernization of legacy databases, particularly IDMS and other mainframe platforms. Pursuant to the purchase agreement, the Company hired 18 persons previously employed by CodeStream and assumed all the obligations in respect of the purchased activities. In consideration thereof, the Company paid to CodeStream $10.2 million. Pursuant to the purchase agreement, as amended in December 2007, an amount of $2.5 million to be paid in 2008 was recorded as additional goodwill as of December 31, 2007. In addition, as a contingent consideration for the purchased activity, the Company issued the selling shareholders 400,000 BluePhoenix' ordinary shares in April 2008 valued at $3.8 million based on the share price on the commitment date, upon reaching certain milestone, and undertook to pay an additional amount of $3.5 million to be paid in 2009. The amounts were recorded as additional goodwill as of December 31, 2008.

G.	BluePhoenix I-Ter S.p.A. (formerly: I-Ter/Informatica & Territorio S.p.A.):

In the second quarter of 2005, the Company entered into an agreement to purchase the entire outstanding share capital of I-Ter/Informatica & Territorio S.p.A., referred to as I-Ter. Pursuant to the purchase agreement, the Company paid to the selling shareholders of I-Ter $1.4 million. In addition, under the terms of the agreement, the Company agreed to pay the selling shareholders an additional contingent consideration based on I-Ter’s average earnings before interest and taxes, for the years 2005 through 2007. Based on the above mentioned contingent consideration, the additional amount of goodwill recorded as of December 31, 2007 and 2008 amounted to $4.6 million and $1.6 million, respectively. The Company’s outstanding liability in this regard as of December 31, 2008 was $1.8 million that were paid in two installments in the first half of 2009.

H.	Unaudited Pro Forma Information:

The following unaudited pro forma summary presents information as if the acquisition of BridgeQuest, TIS, and Asna had occurred as of January 1, 2007, the acquisition of JLC’s activity had occurred as of January 1, 2008 and 2007, and the acquisition of DSK’s activity had occurred as of January 1, 2009 and 2008. The pro forma information, which is provided for informational purposes only, is based on historical information and does not necessarily reflect the results that would have occurred, not is it necessarily indicative of future results of operations of the consolidated entity.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Certain Transactions (Cont.):

H.	Unaudited Pro Forma Information (Cont.):

	Year ended December 31,
	2009	2008	2007
	(In thousands, except per share data)
	(Unaudited)
Revenues	$78,797	$94,385	$90,213
Net loss attributable to BluePhoenix Shareholders	$(15,425)	$(28,245)	$(10,610)
Loss per share - basic and diluted	$(0.72)	$(1.33)	$(0.62)

Note 3 - Fair Value Measurement:

The Company measures fair value and discloses fair value measurements for financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. On January 1, 2009, the Company adopted a newly issued accounting standard for fair value measurement of all non-financial assets and liabilities as well. The adoption did not have a significant effect on the Company’s financial statements.

In April 2009, the FASB issued additional guidance on factors to consider when estimating fair value consequent to a significant decrease in market activity for a financial asset. As applicable for the Company, this guidance became effective for interim and annual periods starting April 1, 2009, and did not have a material impact on the Company’s consolidated financial statements.

The accounting standard establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.
Level 2:	Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.
Level 3:	Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 - Fair Value Measurement (Cont.):

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$22,328	$-	$-	$22,328
Marketable securities	129	-	-	129
Foreign currency derivatives, net	-	35	-	35
Derivatives liabilities - warrants	-	2,414	-	2,414
Goodwill *	-	-	51,990	51,990
	$22,457	$2,449	$51,990	$76,896

*As to relevant inputs- see note 1.E

Note 4 - Property and Equipment, Net:

Composition of property and equipment, grouped by major classifications:

	December 31,
	2009	2008
	(in thousands)
Cost:
Computers and peripheral equipment	$9,537	$9,668
Office furniture and equipment	963	992
Leasehold improvements	518	519
Motor vehicles	444	488
	11,462	11,667
Accumulated Depreciation:
Computers and peripheral equipment	8,281	7,979
Office furniture and equipment	734	728
Leasehold improvements	370	321
Motor vehicles	187	146
	9,572	9,174

Depreciated cost	$1,890	$2,493

Depreciation expenses totaled $968, $1,003, and $870 thousand for the years ended December 31, 2009, 2008, and 2007, respectively.

During 2008 the Company recorded a reduction of $ 481 thousand to the cost and accumulated depreciation of fully equipment no longer in use.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 - Goodwill:

	December 31,
	2009	2008
	(in thousands)

Carrying amount at beginning of year	$52,006	$49,683
Acquired goodwill *	5,654	15,651
Goodwill impairment **	(5,670)	(13,328)
Carrying amount at the end of the year	$51,990	$52,006

* Including contingent consideration resolving:

DSKnowledge business	$907	$-
TIS Consultants Ltd.	(273)	(988)
TIS Consultants Ltd.	5,020	3,070
JLC Russia	-	710
JLC Russia	-	406
Amalgamated Software North America Inc.	-	(746)
BridgeQuest Inc.	-	2,557
BridgeQuest Inc.	-	1,620
CodeStream Software Ltd.	-	3,782
CodeStream Software Ltd.	-	3,459
BluePhoenix I-Ter S.p.A.	-	1,645
Others	-	136
	$5,654	$15,651

** There were no goodwill impairments before 2008.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 - Intangible Assets and Others, Net:

Composition:

	Useful	December 31,
	life	2009	2008
	years	(in thousands)
Original amount:
Technology	5	$47,581	$45,948
Customer related intangible assets	5-8	4,916	4,659
Distribution agreement related intangible assets	11	359	359
Brand name related intangible assets	12	958	958
Deferred tax asset		1,696	1,368
Others		375	203
		55,885	53,495
Accumulated amortization:
Technology		35,440	28,301
Customer related intangible assets		2,339	1,685
Distribution agreement related intangible assets		84	51
Brand name related intangible assets		200	120
Other		203	187
		38,266	30,344
		$17,619	$23,151

The estimated future amortization of the intangible assets (excluded of deferred tax assets) as of December 31, 2009 is as follows:

(in thousands)

2010	$6,876
2011	4,255
2012	2,326
2013	1,203
2014	699
2015 and thereafter	564
$15,923

*	Amortization of intangible assets (excluding deferred tax) amounted to $7,926, $9,094 and $9,554 thousand for the years ended December 31, 2009, 2008 and 2007 respectively.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 - Accrued Severance Pay, Net:

A.	Accrued Liability:

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

The amounts accrued and the amounts funded with managers’ insurance policies are as follows:

	December 31,
	2009	2008
	(in thousands)

Accrued severance pay	$4,761	$5,610
Less - amount funded	3,452	3,813
	$1,309	$1,797

B.	Expenses:
The expenses related to severance pay for the years ended December 31, 2009, 2008 and 2007 were $799, $1,273 and $762 thousand, respectively.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 - Provision for Losses in Formerly-consolidated Subsidiary:

Liraz, a wholly owned subsidiary of the Company, was liable until October 2007 for a credit facility guarantee in a former subsidiary it had consolidated until the second quarter of 2001. The provision for such liability as of December 31, 2006 was accounted for under FASB ASC Topic 450 "Contingencies" FASB ASC Topic 460 "Guarantees" (previously  SFAS 5 and FIN 45) and amounted to $2 million, representing the maximum potential amount Liraz has guaranteed to secure a bank loan of the said subsidiary.

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

As of December 31, 2009, the Company holds 1,352,054 ordinary shares of Cicero and which are classified as the entire available-for-sale marketable securities in the balance sheet. Unrealized loss in 2009 amounted to $103 thousand (loss of $257 thousand in 2008 and gain of $178 thousand in 2007).

Note 9 - Loans from Banks and Others:

A.	Composition:
		December 31,
		*2009	2008
Average Interest rate as of December 31, 2009	Linkage	Total long-term liabilities net of current portion
%	Basis	(in thousands)

6.30	€	$49	$69
0.87		€320	-
Libor + an average rate of 3%		$15,008	16,000
Less - current portion		(2,490)	(1,021)
		$12,887	$15,048

*As for the Company's covenants - see note 10.A.5.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 9 - Loans from Banks and Others (Cont.):

B.	Long-term Loans from Banks and Other are due as follows:

	December 31,
	2009	2008
	(in thousands)

First year (current portion)	$2,490	$1,021
Second year	6,972	4,252
Third year	2,972	6,483
Fourth year and thereafter	2,943	4,313

Total	$15,377	$16,069

Note 10 - Commitments and Contingencies:

A.	Commitments:
1.
Lease. The Company rents its offices, vehicles and, other equipment under various operating lease agreements. Rent expenses for the years ended December 31, 2009, 2008 and 2007 were $ 3.2 million, $3.1 million and $3.0 million. Aggregate minimum rental commitments under non-cancelable leases as of December 31, 2009 were as follows:

	Office Facilities	Vehicles, Equipment, and Other

Fiscal 2010	$1,510	$1,109
Fiscal 2011	511	754
Fiscal 2012	373	302
Fiscal 2013	51	8

	$2,445	$2,173

2.
Customers’ bank guarantees. Under agreements between the Company and certain of its customers, the Company undertook to provide such customers a bank guarantee for the assurance of performance of its obligations under its agreements with such customers. As of December 31, 2009, there are outstanding bank guarantees on behalf of customers in the aggregate amount of $192 thousand.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Commitments and Contingencies (Cont.):

A.	Commitments (cont.):
3.
Chief Scientist. Three of the Company’s subsidiaries have entered into agreements with the OCS; these subsidiaries are obliged to pay royalties to the OCS at a rate of 3% on sales of the funded products, up to 100% of the dollar-linked grant received in respect of these products from the OCS. As of December 31, 2009, the contingent liability that was not recognized amounted to $900 thousand.

4.
Ministry of Production in Italy. In July 2007, the Company’s subsidiary, I-Ter, received final approval from the Ministry of Production in Italy for its Easy4Plan product. Easy4Plan is a workflow management tool designed for ISO9000 companies. The total funds amounted €515,000. 36.5% of the funds received constitute a grant, and the remaining 63.5% is a 10-year loan to be repaid by annually by I-Ter until September 2018. The loan bears a minimal annual interest of 0.87% and linked to the Euro. As of December 31, 2009 the balance amount was € 247 thousand.

5.
Credit lines from banks. In connection with the credit line from Bank Discount Le’Israel Ltd, Bank Ha’Poalim Ltd., The First International Bank Ltd., the Company committed to certain covenants related to its operation such as:

a)	maintaining a minimum level of shareholders’ equity of no less than 40% of our total assets and no less than $50 million;
b)	maintaining a minimum level of tangible shareholders’ equity not to exceed a deficit of $30 million;
c)	maintaining a cash balance of $10 million;
d)	maintaining a level of EBITDA net of one time expenses in a four sequential quarters of no less than $5 million; and
e)	Maintaining a ratio of our bank liabilities to current assets, excluding other current assets, of no more than 40%.

The Company has met all such financial covenants.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 10 - Commitments and Contingencies (Cont.):
B.	Contingencies:
1.
In June 2003, a former Liraz shareholder filed an application with the Tel-Aviv-Jaffa District Court to approve a claim filed by him against us, as a class action. The claim relates to the acquisition of Liraz shares, which the Company completed in March 2003. The shareholder alleges that the share price the Company paid to Liraz’s shareholders in the tender offer and in a subsequent mandatory purchase was lower than the fair price of Liraz shares. The maximum amount of the claim is approximately NIS 37.1 million ($9.9 million) in the aggregate. Under Israeli law, the court’s approval is required for the plaintiff to represent all of the shareholders of Liraz who sold their shares to us pursuant to the tender offer and the mandatory acquisition. The plaintiff has applied for such approval in the lawsuit. Since the critical issue in our case concerns the basis upon which the fair price of shares purchased within the context of a tender offer is to be determined, and due to the fact that this particular issue has come before the Supreme Court of Israel in an appeal concerning another separate case, the plaintiff in our claim has agreed to postpone the proceedings until the Supreme Court has given its decision in the appeal. In December 2009, the Supreme Court held that, as a general rule, the fair price of shares purchased within the context of a full tender offer shall be determined in accordance with the discounted cash flow method. The plaintiff in our case is expected to notify the court whether he wishes to renew the proceedings. As of the date of this annual report, the plaintiff has not yet applied to the court.

Based on our analysis of the statement of claim, including an evaluation of the fair value of the Liraz shares, and the price paid for Liraz in  a previous transaction immediately prior to the tender offer, the Company believes that the allegations against us in this proceeding are without merit and intends to vigorously defend the claim and contest the allegations made therein.

2.
In January 2010, the temporary liquidator of Danshir group, a group of companies affiliated to DSKnowledge Ltd., applied to the district court in Tel-Aviv-Jaffa for grant of instructions to initiate an investigation of the business of Danshir group and to cancel the assets purchase transaction, under which the Company purchased the business activity of DSKnowledge Ltd. In the application, the temporary liquidator claimed that DSKnowledge Ltd. was actually part of the Danshir group and its business was unlawfully sold to the Company. The court requested the response of the Principal Receiver (a government officer). The Principal Receiver supported the application to conduct an investigation of the business of Danshir group, but stated that the application to cancel the purchase of the business activity of DSKnowledge has no merit, and should be filed again if the investigation’s conclusion support that finding. The Company believes that the application to cancel the transaction has no merit, and intends to vigorously oppose the claim.

3.
The Company evaluates estimated losses for indemnifications due to product infringement under FASB Topic ASC 450 "Contingencies". At this time, it is not possible to determine the maximum potential amount under these indemnification clauses due to lack of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Such indemnification agreements may not be subject to maximum loss clauses. Historically, the Company has not incurred material costs as a result of obligations under these agreements and has not accrued any liabilities related to such indemnification obligations in the Company’s financial statements.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 11 - Equity:

A.	Share Capital:
1.
On January 31, 1997, the Company's ordinary shares were first offered in an initial public offering. Since this transaction, the Company’s shares have been traded in the United States on the NASDAQ Global Market. Their current symbol is “BPHX.”

In January 2001, the Company's ordinary shares were listed for trading on the Tel-Aviv stock Exchange under the "Dual Listing" arrangement. Ordinary share confers upon their holders the rights to receive notice to participate and vote in general meeting of the Company, and the right to receive dividends if declared. During 2009 the Company's beard of directors approved the increase of the authorized share capital to 40,000,000 shares from 30,000,000 shares 0.01 NIS par value.

2.
The Company holds a total of 2,371,140 of its shares in a total consideration of $15.2 million. All of the Company’s ordinary shares have equal voting rights. However, under applicable Israeli law, the shares held by the Company have no voting rights and, therefore, are excluded from the number of its outstanding shares. Commencing 2010, the Company will use these treasury share for the issuance of shares pursuant to the exercise of options and vested RSUs.

In March 2008 the board of directors approved two by-back programs. Under the buy-back programs, the Company may purchase its shares from time to time, subject to market conditions and other relevant factors affecting the Company. In 2009 and 2008 the Company repurchased 44,994 and 677,302, respectively, of its shares for an aggregate amount of $1.7 million under the buy-back programs.

3.
In October 2009, the Company completed a $4.2 million private placement of ordinary shares and warrants to institutional investors. Pursuant to the securities purchase agreement, the Company issued to the investors 1,364,575 ordinary shares. In addition, the Company issued to the investors series A warrants exercisable immediately into 818,744 ordinary shares during a five year term from the issuance date at an exercise price of $3.95 per share, series B warrants exercisable immediately into 1,364,575 ordinary shares until April 29, 2010 at an exercise price of $3.05 and series C warrants exercisable immediately upon the exercise of the Series B warrants into 818,744 ordinary shares during a five year period at an exercise price of $3.95. All warrants (Series A,B, and C) are subject to anti-dilution protection under which any future issuance of securities at a price lower than the current exercise price of the warrants will cause an adjustment of the applicable warrant exercise price to the price of the dilutive issuance. As a result of such anti-dilution protection the warrants are not indexed to the Company’s own stock and, and therefore recorded at issuance date as a derivative financial liability. The value assigned to the warrants at issuance date was approximately $3.8 million out of the total proceeds of $4.2 million - see also Note 11.A.5.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - Equity (Cont.):

A.	Share Capital (cont.):
4.
In November 2007, the Company completed a $35 million private placement of ordinary shares and warrants issued to institutional investors. Under the Securities Purchase Agreement entered into with the institutional investors, the Company sold to the investors 1,999,998 ordinary shares at a purchase price of $17.50 per share. The investors were also granted warrants to purchase 800,000 ordinary exercisable during a 5-year term at an exercises price of $21.88. The exercise price was adjusted to $18.8 per share pursuant to anti dilution provision triggered by the private placement that took place in October 2009. As agreed with the investors, the Company registered the shares purchased by the investors and those underlying the warrants for resale under an effective registration statement.

At issuance date, shares and warrants overcome all criteria set forth in SFAS 133 “Accounting for Derivative Instruments and Hedging Activities" and EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled In, a Company’s Own Stock” (currently, FASB ASC Topic 815 "Derivative and Hedging"). In addition, the commitment to register the shares and to keep the filling in effect was analyzed pursuant to the FSP EITF 00-19-2 "Accounting for Registration Payment Arrangements" and was accordingly determined under the provision of SFAS 5 (currently, FASB ASC Topic 450 "Contingencies") therefore, as of December 31, 2008 the Company has not recorded a liability thereof. The proceeds amount net of issuance costs totaled $33 million and was recorded in equity. On January 1, 2009 the Company implemented EITF 07-05 (ASC 815-40-15) and as a result the warrants were accounted for as a derivative - see note 11.A.5.

5.	Derivative liability- warrants:

In connection with the adoption of EITF 07-05, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock,” (“EITF 07-05”) on January 1, 2009 (ASC 815-40-15), the Company determined warrants issued at several occasions throughout the years (ratchet down of exercise price based upon lower exercise price in future offerings) are not indexed to the Company’s own stock and are recorded as a derivative liability pursuant to FASB ASC Topic 815 " Derivative and Hedging" (ASC 815-40-25).

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 11 - Equity (Cont.):

A.	Share Capital (cont.):
5.	Derivative liability- warrants (Cont.):

The Company measured the fair value of the outstanding warrants at issuance and at the balance sheet date using a Black-Scholes valuation model (Binominal method was used for Series B and C since their expiration dates are co-dependent). As a result of the application of ASC 815-40-15, the fair value of the warrants as of December 31, 2009 amounted to $2,414 thousand as follows:

•
3,002,065 warrants issued in November 2009 divided into three series as follows: 818,744 of series A at fair value of $1,101 thousand, 1,364,575 of series B at fair value of $ 249 thousand, and 818,744 of series C at fair value of $ 768 thousand.

•	800,000 warrants issued in November 2007- (see also Note 11A4)-Fair value of $222 thousand.
•	200,000 warrants issued in 2006.- Fair value of $74 thousand.

The initial application of ASC 815-40-15 (EITF  07-05) on the warrants issued in November 2007, 2006 and 2004  resulted in a charge of $ 161 thousand which  was recorded as a derivative liability in a way of  cumulative adjustment to beginning of the year equity based on their fair value as of January 1, 2009..

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 11 - Equity (Cont.):

B.	Share Options:
1.	Employee Share Option Plans:

Stock-based compensation plans comprise employee stock option plans and restricted stock units (“RSUs”) to employees, officers and directors. The purpose of the plans is to enable the Company to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in the Company.

On December 31, 2009, the Company had two share-based compensation plans: (a) the 1996 share option plan. (b) The 2007 Restricted Share Units plan. Both plans are described below. The compensation costs that were charged to income for those plans amounted to $2 million, $2.8 million and $ 1.8 million for 2009 and 2008 and 2007 respectively.

In 1996, the Company adopted two option plans (the 1996 Share Option Plan). One of these option plans was terminated after all options granted under it were exercised. Pursuant to the other 1996 option plan, as amended, the Company reserved 3,700,000 ordinary shares for issuance to directors, officers, consultants and employees of the Company and its subsidiaries. The exercise price of the options granted under the 1996 option plan ranges from $2.25 to $10.50. As of December 31, 2009 532,326 stock options remain available for future awards.

Under the 1996 option plan, unless determined otherwise by the Board, options vest over a three to four years period from the date of grant and expire 10 years after grant date. Unvested options are forfeited 30-90 days following termination of employment. Any options that are forfeited before expiration become available for further grants.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - Equity (Cont.):

B.	Share Options (Cont.):
1.	Employee Share Option Plans (Cont.):
The following table summarizes information about share options outstanding and exercisable as of December 31, 2009:

Options Outstanding		Options Exercisable
Number Outstanding on December 31, 2009	Weighted Average Remaining Contractual Life	Number Exercisable on December 31, 2009	Exercise Price
	Years		$

100,000	9.40	-	2.01
375,000	3.25	375,000	2.25
25,000	9.40	-	2.49
25,000	9.60	-	2.54
25,000	9.40	-	2.74
75,000	8.87	-	2.80
60,910	3.50	60,910	3.00
39,300	2.50	39,300	3.00
200,000	3.76	200,000	4.00
15,750	1.50	15,750	4.50
113,285	6.00	113,285	5.00
14,491	0.38	11,008	5.50
57,596	4.42	57,596	6.00
150,000	5.67	150,000	6.00
2,000	0.58	2,000	9.63
59,300	0.32	59,300	10.50
1,337,632		1,084,149

        Data related to the share option plan as of December 31, 2009, 2008 and 2007 and changes during the years ended on those dates are as follows:

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - Equity (Cont.):

B.	Share Options (Cont.):
1.	Employee Share Option Plans (Cont.):

	2009		2008		2007
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		$		$		$
Options outstanding at beginning of year	1,283,523	4.17	1,352,264	4.22	2,222,967	4.60

Changes during the year:
Granted	175,000	2.26	100,000	2.80	-	-
Exercised	(2,000)	3.00	(135,024)	4.24	(575,766)	5.07
Forfeited	(118,891)	3.90	(33,717)	5.67	(294,937)	5.89

Options outstanding at end of year	1,337,632		1,283,523	4.07	1,352,264	4.22

Options exercisable at year-end	1,084,149		1,173,785	4.17	1,266,796	4.2

Weighted-average fair value of options granted during the year*	1.67		1.45		-

*
The fair value of each option granted is estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0% for all years; expected volatility: 2009 – 45%; 2008 - 50%;, risk-free interest rate: 2009 – 2.74%; 2008 – 1.9%,  and expected life: 2009 – 6.5 years; 2008 - 6.5 years.

As of December 31, 2009 and 2008, there was no intrinsic value for outstanding and granted options since the exercise price was higher or the same as the market price. The interstice value of options exercised was $1 thousand and $572 thousand for the years ended December 31,2009 and 2008 respectively.

The Company is required to assume a dividend yield as an input in the Black-Scholes model. The dividend yield assumption is based on the Company’s historical experience and expectation of future dividends payouts and may be subject to change in the future.

The Company uses historical volatility in accordance with FASB ASC Topic 718, "Compensation - stock compensation". The computation of volatility uses historical volatility derived from the Company’s exchange-traded shares.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - Equity (Cont.):

B.	Share Options (cont.):
1.	Employee Share Option Plans (Cont.):
The risk-free interest assumption is the implied yield currently available on U.S. Treasury zero-coupon bonds, issued with a remaining term equal to the expected life term of the Company’s options.
Pre-vesting rates forfeitures between 5% and 9% were estimated based on pre-vesting for feature experience.
The Company uses the simplified method to compute the expected option term for options granted.

2.	Restricted Share Units (RSU):

In 2007, the Company adopted a Restricted Share Units plan (RSU). Under the RSU plan, as amended, the Company granted in 2009 and 2008 319,500 and 447,500 RSUs, respectively. Under the RSU plan, unless determine otherwise by the board of directors, RSUs vest over a three years period from the date of the grant. 103,499 and 88,916 RSUs in 2009 and 2008 ,respectively , approved for immediate vesting on grant date.

Data related to the restricted share units as of December 31, 2009 and changed during the year are as follows:

	Year ended December 31,
	2009	2008

RSUs outstanding at the beginning of the year	465,333	163,667
Changes during the year:
Granted *	319,500	447,750
Vested	(252,312)	(140,417)
Forfeited	(51,667)	(5,667)

RSUs outstanding at the end of the year	480,854	465,333

Weighted Average fair value at grant date	$2.39	$6.71

*
The fair value of RSUs is established based on the market value of the Company’s stock on the date of the award. The Company has expensed compensation costs, net of estimated forfeitures, applying the accelerated vesting method.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - Equity (Cont.):
C.	Dividends:
The Company has not paid any cash dividends on its ordinary shares in the past and does not expect to pay cash dividends on its ordinary shares in the foreseeable future.

Note 12 - Income taxes:

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

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

B.	Tax Benefits under the Law for the Encouragement of Capital Investments 1959 (the law"):

BluePhoenix is entitled to tax benefits under the Law. and has such   is considered to be “Privileged Enterprise” status pursuant to the Law, which provides certain tax benefits to its investment programs.

A company that obtained an Approved Enterprise approval may elect to forego the entitlement to grants and apply for an alternative package of tax benefits (the “Alternative Package”). Under the Alternative Package, undistributed income from the Approved Enterprise operations is fully tax exempt (the “tax holiday”) for a defined period.

On April 1, 2005, an amendment to the Law came into effect (the “Amendment”) and has significantly changed the provisions of the Law (the “Old Law”). On the Alternative Package the Amendment enacted major changes in the manner in which tax benefits are awarded under the Law so that companies are no longer required to obtain Investment Center approval in order to qualify for tax benefits. Such an enterprise is a “Privileged Enterprise”, rather than the previous terminology of Approved Enterprise. The period of tax benefits for a new Privileged Enterprise commences in the “Year of Commencement”.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - Income taxes (Cont.):

B.	Tax Benefits under the Law for the Encouragement of Capital Investments 1959 (the law") (Cont.):

This year is the later of: (1) the year in which taxable income is first generated by the company, or (2) the Year of Election. If a company requested the Alternative Package of benefits for an Approved Enterprise under the Law, it was precluded from filing a Privileged Enterprise status for three years after the year in which the Approved Enterprise was activated (“Cooling Period”). In November 2008 the law was amended to shorten the Cooling Period to two years. Following the amendment, the Year of Election for the Company’s first Privileged Enterprise is 2008.

The benefits available to a Privileged Enterprise relate only to taxable income attributable to the specific investment program and are conditioned upon terms stipulated in the Investment Law and the related regulations and the criteria set forth in the applicable certificate of approval (for an Approved Enterprise). If the Company does not fulfill these conditions, in whole or in part, the benefits can be cancelled and the Company may be required to refund the amount of the benefits, linked to the Israeli consumer price index plus interest.

The Company’s income attributed to the Approved Enterprise and Privileged Enterprise under the alternative package is tax exempt for a period of two years and is subject to a reduced corporate tax rate of eight years, as BluePhoenix considered to be "foreign investment company".

In the event of distribution of dividends from the above mentioned tax-exempt income, the amount distributed will be subject to the same reduced corporate tax rate that would have been applied to the Privileged Enterprise’s income.

C.	Tax Rate Applicable to Income in Israel:

Until 2008, results for Israeli tax purposes were measured on a real basis as adjusted for the increase in the Israeli Consumer Price Index (“Israeli CPI”).The regular corporate tax rate in Israel in 2009 was 26%. The corporate tax rate is to be reduced in 2010 and onward to 25%. Deferred income tax balances have been adjusted accordingly; the effect of such adjustment was not material. On July 23, 2009, the Israel Economic Efficiency Law (Legislation Amendments for Applying the Economic Plan for 2009 and 2010), 2009 (hereinafter – the 2009 Amendment), became effective, stipulating, among other things, an additional gradual decrease in tax rates in 2011 and thereafter, as follows: 2011—24%, 2012—23%, 2013—22%, 2014—21%, 2015—20% and 2016 and thereafter—18%.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - Income taxes (Cont.):

C.	Tax Rate Applicable to Income in Israel (Cont.):

The Company elected to compute its taxable income in accordance with Income Tax Regulations (Rules for Accounting for Foreign Investors Companies and Certain Partnerships and Setting their Taxable Income), 1986. Accordingly, the Company’s taxable income or loss is calculated in U.S. dollars. Applying these regulations would reduce the effect of foreign exchange rate (of NIS against other currencies) on the Company’s taxable income as well as the effects of Israeli inflation.

D.	Deferred tax assets and liabilities:

Deferred tax reflect the net tax effects of temporary differences between the carrying amounts of assets or liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2009 and 2008 the Company’s deferred taxes were in respect of the following:

	December 31,
	2009	2008
	(in thousands)

Net operating losses carry forwards	$17,816	$14,641
Provisions for employee rights and other temporary differences	362	507
Deferred tax assets before valuation allowance	18,158	15,148
Valuation allowance	(15,617)	(13,102)
Deferred tax assets	2,541	2,046
Deferred tax liability	(265)	(263)
Deferred tax assets, net	$2,276	$1,783

E.	Non-Israeli Subsidiaries:
Non-Israeli subsidiaries are taxed based upon tax laws in the country of domicile of the respective subsidiary.

F.	Loss before Taxes on Income is composed as Follows:

	Year ended December 31,
	2009	2008	2007
	(in thousands)

Domestic (Israel)	$(18,010)	$(31,372)	$(3,443)
Foreign	2,628	11,181	2,968

	$(15,382)	$(20,191)	$(475)

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - Taxes on Income (Cont.):

G.	Taxes on Income Included in the Statements of Income:

	Year ended December 31,
	2009	2008	2007
	(in thousands)
For the reported year - current:
Domestic (Israel)	$136	$21	$276
Foreign	286	536	609
	422	557	885
Taxes related to prior years	(46)	7	208
Deferred taxes, net	(493)	(894)	(1,025)
	$(117)	$(330)	$68

H.	Uncertain Tax Position:

As stated in Note 1.N, effective January 1, 2007, the Company adopted a new pronouncement which clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

There was no cumulative effect adjustment for unrecognized tax benefits, which would have been accounted for as an adjustment to the January 1, 2007 balance of retained earnings. The Company has recorded no liability for income taxes associated with unrecognized tax benefits at the date of adoption and have not recorded any liability associated with unrecognized tax benefits during 2007, 2008 and 2009. Accordingly, the Company has not recorded any interest or penalty in regard to any unrecognized benefit.

The Company's policy regarding interest and/or penalties related to income tax matters is to recognize such items as a component of income tax expense (benefit). The Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - Taxes on Income (Cont.):

I.	A reconciliation of the theoretical tax expense, assuming all income is taxed at the regular rates and the actual tax expense is as follows:

	December 31,
	2009	2008	2007
	(in thousands)
Income (loss) before taxes on income, per consolidated statements of income	$(15,382)	$(20,191)	$(475)

Theoretical tax income (expense ) (29% in 2007 and 27% in 2008 and 26% in 2009)	3,999	5,451	(138)

Decrease in taxes resulting from the following differences:
Carry-forward losses for which the Company provided valuation allowance	(2,515)	(2,711)	992
Goodwill impairment	(1,474)	(3,598)	-
Effect of different tax rates in foreign subsidiaries	(112)	458	(1,029)
Taxes related to previous years	(46)	7	208
Non-deductible expenses	31	63	35
Taxes on income in the consolidated statements of income for the reported year	$(117)	$(330)	$68

Effective tax rate	-	-	-

J.	Tax Losses:
The Company and its subsidiaries have NOL carry forwards for income tax purposes as of December 31, 2009 of approximately $55 million with no expiration date.

K.	Tax Assessments:
The Company received final tax assessments in Israel through tax year 2004.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 - Supplementary Financial Statement Information:

A.	Balance Sheets:
1.	Trade Accounts Receivables:

	December 31,
	2009	2008
	(in thousands)

Trade accounts receivable	$25,900	$28,545
Less provision for doubtful accounts	(322)	(313)
	$25,578	$28,232

For the years ended December 31, 2009, 2008 and 2007 the Company charged expenses for doubtfulaccounts amounted to $9, $118 and $ 561 thousand , respectively.
For the years ended December 31, 2009, 2008 and 2007 the Company deducted from the provision (bad debts) $ 0, $795 and $561 thousand, respectively.

2.	Other Current Assets:

	December 31,
	2009	2008
	(in thousands)

Prepaid expenses	$896	$1,125
Short-term lease deposits	274	434
Government departments and agencies	592	778
Interest and other income receivable	266	202
Deferred taxes	845	678
	$2,873	$3,217

3.	Accounts Payable and Accruals - Other:

	December 31,
	2009	2008
	(in thousands)

Government departments and agencies	$759	$761
Employees and wage-related liabilities	5,700	6,921
Liability with respect to previous contingent consideration	3,396	9,389
Accrued expenses and other current liabilities	408	1,054
	$10,263	$18,125

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 - Supplementary Financial Statement Information (Cont):

A.	Balance Sheets (cont.):
4.	The Company’s Long-lived Assets are as Follows:

	December 31,
	2009	2008
	(in thousands)

Israel	$6,552	$8,106
U.S.A.	6,042	9,741
Europe and other	1,437	2,293
	$14,031	$20,140

Long-lived assets information is based on the physical location of the assets at the end of each of the fiscal years. It is comprised from the Company's property and equipment and Technology intangible asset. The Company does not identify or allocate goodwill by geographic areas.

B.	Statements of Operations:
1.	Geographic Areas Information:

Sales: Classified by Geographic Areas:

The Company adopted FASB ASC Topic 280, "segment reporting". The Company operates in one operating segment (see Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of end customers.

The following present total revenues for the years ended December 31, 2009, 2008 and 2007:

	Year ended December 31,
	2009	2008	2007
	(in thousands)

Europe (other than Denmark)	$26,091	$40,044	$31,725
North America	27,897	22,660	17,840
Denmark	9,975	11,096	15,750
Israel	10,320	10,679	7,820
Other	3,495	7,266	8,087
	$77,778	$91,745	$81,222

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 - Supplementary Financial Statement Information (Cont.):

B.	Statements of Operations (cont.):
2.	Principal Customers:
Major customer over 10% of the Company’s revenues:

	2009	2008	2007

Customer A	-	10%	-
Customer B	-	-	12%
Customer C	-	-	11%

3.	Restructuring Expenses:

During the second and third quarter of fiscal year 2007, the Company implemented a restructuring plan which included reductions in workforce in all functions of the organization worldwide and closures of redundant facilities in order to reduce the Company’s cost structure. The Company followed FASB ASC Topic 420, "Exit or Disposal Cost Obligations". A restructuring charge of $694 thousand was recorded during the year ended December 31, 2007, which was related to severance and benefits to terminated employees. All expenses, including adjustments, associated with the Company’s restructuring plans are included in “Restructuring” in the Consolidated Statements of Operations.

4.	Financial Expenses, Net:

	Year ended December 31,
	2009	2008	2007
	(in thousands)

Interest income	$113	$254	$437
Foreign currency translation adjustments (see Note 1A3)	143	(1,705)	(767)
Interest expense	(1,576)	(731)	(1,800)
Debentures and convertible debt financial expenses	-	-	(2,002)
Derivative financial instruments and realized gain on marketable securities	(973)	(55)	(211)
Change in fair value of warrants	1,514	-	-
	$(779)	$(2,237)	$(4,343)

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 - Supplementary Financial Statement Information (Cont.):

B.	Statements of Operations (cont.):
5.	Other Income, Net:

	Year ended December 31,
	2009	2008	2007
	(in thousands)

Dividend income (*)	$-	$48	$134
Decrease of provision for losses in formerly consolidated subsidiary (Note 8)	-	-	300
Settlement with Cicero (Note 8)	-	350	458

	$-	$398	$892

(*)	Dividend income from Steps Ventures, an Israeli venture capital investment group, in which the Company held 3.75% of their outstanding share capital. The Fund was liquidated in Q4 2008.

C.	Earnings per Share:

Basic and diluted earnings per share (“EPS”) were computed based on the average number of shares outstanding during each year. No effect was given to potential instruments such as: share options, RSU's and warrants since their inclusion would be anti-dilutive.

The following table sets forth the computation of basic and diluted net earnings per share attributable to Bluephoenix:

	Year ended December 31,
	2009	2008	2007
	(in thousands)
1. Numerator:
Amount for basic and diluted loss per share	$(15,570)	$(28,601)	$(8,196)

2. Denominator:
Denominator for basic net loss per share - weighted average of shares	21,500,323	21,196,102	17,144,902

Effect of dilutive securities	-	-	-

Denominator for diluted net earnings per share - weighted average shares and assuming dilution	21,500,323	21,196,102	17,144,902

Basic and diluted loss per share attributed to Bluephoenix Shareholders	$(0.72)	$(1.35)	$(0.48)

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 - Transactions with Related Parties:

	Year ended December 31,
	2009	2008	2007
	(in thousands)

A. Selling, general and administrative expenses:
management fees to Formula	-	-	$45

B. Reimbursement related to services rendered to affiliated and other companies related to Formula	-	-	$117

C.
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

D.
In January 2008, the Company entered into an agreement for the purchase of the entire outstanding share capital of TIS. Yossi Shemesh, the Company’s vice president, operations at that time was a holder of 25% of the outstanding share capital of TIS at the time of the transaction. See also Note 2B.

Note 15 - discontinued operation:

In January 2008, the board of directors announced its intent to sell the entire holdings in Mainsoft Corp., in which the Company held a 58% controlling interest. This decision followed a strategic shift in Mainsoft's product development and marketing strategy outside of BluePhoenix's core business focus. On October 1, 2008 the Company sold Mainsoft for a consideration of $1.7 million.

Mainsoft met the definition of a component. Accordingly the results of operation of Mainsoft as discontinued operation in the statement of operations and prior periods results have been reclassified accordingly. In addition, comparative data of the asset and liabilities attributed to the discontinued operation have been reclassified in the balance sheet.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 - discontinued operation (Cont.):

The following is the composition from discontinued operation:

	Year ended December 31,
	2008	2007
	(in thousands)

Revenues	$4,778	$7,176
Cost of revenues	549	2,132
Technology Impairment	7,142	-
Gross profit (loss)	(2,913)	5,044
Research and development expenses	2,488	1,456
Selling, General and administrative expenses	2,725	4,450
Goodwill Impairment	3,863	6,989
Operating loss	(11,989)	(7,851)
Gain on realization of shareholdings	509	-
Loss before taxes on income	(11,480)	(7,851)
Taxes on income	266	-
	(11,746)	(7,851)
Net income attributable to noncontrolling interests	(3,234)	(362)
Net loss	$(8,512)	$(7,489)