Form 20-F
period 2010-12-31
BLUEPHOENIX SOLUTIONS LTD
filed 2011-03-31
CIK 1029581

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

F O R M 20 – F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010
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

Nir Peles, CFO, 8 Maskit Street, Herzliya 46733, Israel
Tel: 972 9 9526110, Fax: 972 9 952611
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)
_________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary shares, NIS 0.01 par value	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

23,720,191 Ordinary shares, NIS 0.01 per share

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

Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐    No ☒

TABLE OF CONTENTS

P A R T I		1
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	2
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	2
ITEM 3.	KEY INFORMATION	2
A.	Selected Financial Data	2
B.	Capitalization and Indebtedness	3
C.	Reasons for the Offer and Use of Proceeds	3
D.	Risk Factors	4
ITEM 4.	INFORMATION ON THE COMPANY	22
A.	History and Development of the Company	22
C.	Organizational Structure	38
D.	Property, Plants and Equipment	39
ITEM 4A.	UNRESOLVED STAFF COMMENTS	39
A.	Operating Results	48
B.	Liquidity and Capital Resources	54
C.	Research and Development, Patents and Licenses	61
D.	Trend Information	61
E.	Off-Balance Sheet Arrangements	61
F.	Tabular Disclosure of Contractual Obligations	62
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES	62
A.	Directors and Senior Management	62
B.	Compensation	65
C.	Board Practices	68
D.	Employees	77
E.	Share Ownership	78
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	81
A.	Major Shareholders	81
B.	Related Party Transactions	82
C.	Interests of Expert and Counsel	84
ITEM 8.	FINANCIAL INFORMATION	84
A.	Consolidated Statements and Other Financial Information	84
B.	Significant Changes	85
ITEM 9.	THE OFFER AND LISTING	86
A.	Offer and Listing Details	86
B.	Plan of Distribution	87
C.	Markets	87
D.	Selling Shareholders	87
E.	Dilution	87
F.	Expenses of the Issue	87
ITEM 10.	ADDITIONAL INFORMATION	88
A.	Share Capital	88
B.	Memorandum and Articles of Association	88
C.	Material Contracts	91
D.	Exchange Controls	91
E.	Taxation	92
F.	Dividends and Paying Agents	99
G.	Statement by Experts	99
H.	Documents on Display	100
I.	Subsidiary Information	100

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

The name BluePhoenix™ and the names BluePhoenix™ LogicMiner,  BluePhoenix™ LanguageMigrator, BluePhoenix™ AppBuilder and DSK2SMB™, appearing in this annual report are trademarks of our company. Other trademarks in this annual report are owned by their respective holders.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The following tables present selected information from our consolidated statement of operations and balance sheet data for the periods and as of the dates indicated. We derived the selected consolidated statements of operations data for each of the years ended December 31, 2008, 2009 and 2010 and the selected balance sheet data as of December 31, 2009 and 2010 from our consolidated financial statements included in Item 18 of this annual report, which have been prepared in accordance with generally accepted accounting principles as applied in the United States, or U.S. GAAP. Our consolidated financial statements have been audited by Ziv Haft, an independent registered public accounting firm and BDO member firm. The selected consolidated financial data as of December 31, 2006, 2007 and 2008 and for the years ended December 31, 2006 and 2007 is derived from our audited financial statements not included in this annual report, which have been prepared in accordance with U.S. GAAP. You should read the selected consolidated financial data set forth below together with our consolidated financial statements and notes thereto included elsewhere in this annual report. See “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,
	2010	2009	2008	2007	2006
	$
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues	$57,120	$77,778	$91,745	$81,222	$61,375
Cost of revenues	42,212	44,885	46,032	36,529	26,066
Gross profit	14,908	32,893	45,713	44,693	35,309
Research and development costs	6,692	11,420	18,378	12,653	8,595
Selling, general, and administrative expenses	28,574	30,406	32,359	28,370	19,338
Loss on sale of subsidiary	3,989	-	-	-	-
Goodwill impairment	13,185	5,670	13,328	-	-
Restructuring costs	-	-	-	694	-
Total operating expenses	52,440	47,496	64,065	41,717	27,933
Operating income (loss)	(37,532)	(14,603)	(18,352)	2,976	7,376
Financial expenses, net	(750)	(779)	(2,237)	(4,343)	(3,553)
Other income, net	-	-	398	892	282
Income (loss) before taxes on income	(38,282)	(15,382)	(20,191)	(475)	4,105
Income tax (expense) benefit	133	117	330	(68)	407
	(38,149)	(15,265)	(19,861)	(543)	4,512
Equity in earnings (losses) of affiliated companies, net	-	(10)	(49)	35	-
Net profit (loss) from continued operation	(38,149)	(15,275)	(19,910)	(508)	4,512
Discontinued operation	-	-	(8,512)	(7,489)	273
Net income (loss)	(38,149)	(15,275)	(28,422)	(7,997)	4,785
Net income attributed to non-controlling interests	(55)	(295)	(179)	(199)	(113)
Net income (loss) attributed to BluePhoenix’ shareholders	$(38,204)	$(15,570)	$(28,601)	$(8,196)	$4,672

Total earning (loss) per share:
Basic	$(1.62)	$(0.72)	$(1.35)	$(0.48)	$0.34
Diluted	$(1.62)	$(0.72)	$(1.35)	$(0.48)	$0.33
Weighted average number of shares outstanding	23,556	21,500	21,196	17,145	13,889
Weighted average number of shares outstanding assuming dilution	23,556	21,500	21,196	17,145	14,371

	December 31,
	2010	2009	2008	2007	2006
	$
Consolidated Balance Sheet Data:	(in thousands)
Working capital	$647	$27,638	$32,360	$32,008	$31,401
Total assets	$78,999	$122,554	$139,987	$146,858	$127,466
Total liabilities	$32,957	$39,880	$46,665	$34,388	$66,961
Net Assets	$46,042	$82,674	$93,322	$112,470	$60,512

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to Our Business

In the past we have experienced significant losses and negative cash flows from operations. If these trends continue in the future, it would adversely affect our financial condition.

We have incurred significant losses and negative cash flows from operations in the past. For the fiscal year ended December 31, 2010, we experienced a net loss of $38.2 million and negative cash flows from operations of $7.6 million. These results have had a negative impact on our financial condition, including our failure to meet certain covenants included in our existing credit facilities. There can be no assurance that our business will become profitable in the future, that additional losses and negative cash flows from operations will not be incurred, that we will be able to satisfy the covenants in our credit facilities, that we will be able to reduce operating expenses or that we will be able to find alternative financing if necessary. If these trends continue, we would encounter difficulties in funding our operations, which would have a material adverse affect on our business, financial condition and results of operations.

We failed to meet some of the covenants included in our existing credit facilities. If we are unable to restructure these credit facilities or find alternative financing, we would encounter difficulties in funding our operations, which would have a material adverse affect on our business, financial condition and results of operations.

As of March 25, 2011, we had an aggregate of $12.3 million of outstanding loans to banks under our credit facilities provided by four Israeli banks in the amounts of $5.8 million, $2.5 million, $2.25 million and $1.75 million.

Each loan agreement contains covenants regarding our maintenance of certain financial ratios, and based on our operating results for 2010, we failed to meet the covenants requiring that our accumulated earnings before interest, taxes, depreciation and amortization (EBITDA) for the last subsequent quarter not be less than $5 million and that our shareholders equity not be less than $50 million to $70 million (depending on the bank’s requirements). As a result, one of the banks requested that we accelerate repayment of our loan in the amount of $2.5 million. Accordingly, this loan is now payable in installments until full repayment in the original maturity date, in September 2011, rather than the whole amount being payable in September 2011. As a result of the foregoing, all of these loans are classified as short-term debt.

We are currently seeking to restructure the terms of our credit facilities and negotiating revised agreements with the banks. The revised agreements are expected to include an amended set of covenants and a floating charge on our assets and a fixed charge on our goodwill, as well as certain other fixed charges, in favor of the banks. However, we cannot assure you that we ultimately reach an agreement with the banks or that such agreements will be on favorable terms to us. Our ability to restructure or refinance our credit facilities depends on the condition of the capital markets and our financial condition. Any refinancing of our existing credit facilities could be at higher interest rates and may require us to comply with different covenants, which could restrict our business operations.

If we are unsuccessful in restructuring our credit facilities, the banks could accelerate all of our outstanding debt and we would encounter difficulties in funding our operations.  As a result, we could be required to dispose of material assets or operations or raise alternative funding through the issuance of debt or equity securities. There is no assurance that we would be able to consummate such dispositions or that we will be able to raise additional cash or obtain financing through the public or private sale of debt or equity securities in terms that are favorable to us or advantageous to our existing shareholders.

If we fail to restructure or otherwise repay our debt, or if we are required to use a significant portion or all of our cash and current assets to repay our debt, our business, financial condition and results of operations would be materially adversely affected.

In addition, our credit facilities contain a number of restrictive covenants that limit our operating and financial flexibility. These covenants restrict, among other things, our ability to pledge our assets, dispose of assets, make loans or give guarantees, make certain acquisitions, and engage in mergers or consolidations.

Unfavorable changes in economic conditions and decreases in capital expenditures by our customers, particularly in the financial services and banking sector, have had and could continue to have a material adverse effect on our business and results of operations.

Our revenue is dependent upon the strength of the worldwide economy. In particular, we depend upon our customers making continuing capital investments in information technology products, such as those marketed and sold by us. These spending levels are impacted by the worldwide level of demand for enterprise legacy IT modernization solutions and services. Demand for these is normally a function of prevailing global or regional economic conditions and is negatively affected by a general economic slow-down as consumers reduce discretionary spending on information technology upgrades.

Our results were particularly affected due to declines in our target market of the financial services industry. In 2010 and 2009, approximately 40% and 44% of our revenues, respectively, was derived from the financial services industry. We believe that the financial services industry continues to be adversely affected by difficult economic conditions. In addition, consolidation in the financial services industry has resulted in a significant reduction in the number of customers and overall spending on our products. These factors also contributed to a reduction in prices we obtain for our products and services.

Although there have been indications that the economy may be improving in many areas, this has not resulted in an increase in purchases by our customers. Our revenues decreased significantly from $91.7 million in 2008 to $77.8 million in 2009 and to $57.1 million in 2010. We expect our revenues to further decrease in 2011.

We have identified and continue to experience delays in purchase order placement by our customers and longer sales cycles. We believe that the significant downturn in the economy caused our customers to react by reducing their capital expenditures in general or by specifically reducing their spending on information technology. The negotiation process with our customers has developed into a lengthy and expensive process. In addition, many of our customers have delayed or cancelled information technology projects. Customers with excess information technology resources have chosen and may continue to choose to develop in-house software solutions rather than obtain those solutions from us. Moreover, competitors may respond to challenging market conditions by lowering prices and attempting to lure away our customers.

We cannot predict the timing, strength or duration of any economic slowdown or any subsequent recovery, particularly with respect to the financial services industry. If the conditions in the markets in which we operate remain the same or worsen from present levels, our business, financial condition and results of operations would be materially and adversely affected.

We had negative cash flows from operations in 2010 which, if we are not successful in implementing our restructuring plan in 2011, may continue.

We had negative operating cash flows of $7.6 million in 2010.The change in operating cash flow is primarily attributable to the significant decrease in revenues in 2010 compared to 2009 and 2008.

Based on the continuing decline in revenues in 2009 and 2010, we reduced our workforce during 2009 and 2010.  However, we performed most of our reductions in workforce in the latter half of 2010, since we had to keep our workforce for completion of ongoing projects. Due to this, as well as severance and other termination costs, our labor costs were not reduced commensurate with our reduction in revenues. As labor costs constitute a substantial majority of our costs of revenues, selling and administrative expenses and research and development expenses, we incurred significant losses and negative cash flow in 2010.

We intend to implement a further cost restructuring for 2011, which is expected to result in further severance and other termination costs. This planned restructuring, together with the cost saving plan conducted in 2009 and 2010, are intended to set our expenses at a level commensurate with expected revenue levels. There can be no assurance, however, that such plans will result in reduced expense levels commensurate with our reduced level of revenues. As a result, our business, financial condition and results of operations could be materially and adversely affected.

The loss of, or significant reduction or delay in, purchases by our customers could reduce our revenues and profitability.

A small number of customers has accounted for a substantial portion of our current and historical net revenues. In 2010, sales to Skandinavisk Data Center A/S (SDC) accounted for 15.9% of our revenues. In 2009, no individual customer accounted for more than 10% of our revenues. In 2008, sales to The Capita Group Plc accounted for approximately 10% of our revenues.

In 2010, we terminated the employment of 38 employees previously employed by us in Denmark. As a result, we anticipate a reduction of approximately $5 million to $6 million in our annual revenues.

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

A significant portion of our revenues is derived from our product, BluePhoenix™ AppBuilder.  A reduction in number of our customers for this product could reduce our revenues and profitability.

In 2010, approximately 20% of our revenues were derived from our product BluePhoenix™ AppBuilder. The comparative high margin of this product causes our sales of this product to have a significant impact on our overall profitability. In recent years, there was a continuing trend of slight decrease in the number of customers for this product. In addition, BluePhoenix™ AppBuilder is a development environment based on the MDA (model driven architecture) approach, which has been considered in the past, as a main stream development architecture. However, as of today, there are newer methodologies that are more widely adopted (like extreme programming or agile development), utilizing development languages like JAVA and .Net. Our revenues from BluePhoenix™ AppBuilder in 2010 decreased 6.5% compared to our revenues from BluePhoenix™ AppBuilder in 2009. In 2009, those revenues decreased 7.2% compared to 2008.  If our revenues from this product continue to decrease, our business, financial condition and results of operations would be materially and adversely affected. For more information about BluePhoenix™ AppBuilder, see “Item 4.B. Our Business-AppBuilder.”

If we do not succeed in competing in the Israeli market for our information and communication technology services, our revenues may decreased.

One of our subsidiaries, Liacom Systems Ltd. (Liacom), provides consulting services, primarily to the Israeli market. Liacom’s revenues in 2008, 2009 and 2010 accounted for 8%, 11% and 17% of our consolidated revenues, respectively. Liacom’s revenues in 2009 increased by 11% compared to its revenues in 2008, and the revenues in 2010 increased by 18% compared to the revenues in 2009. The Israeli market is crowded with various companies offering information and communication technology services similar to those provided by us. We believe that we have an advantage of leadership, knowledge and experience, but our prices are not always competitive. Our consulting services include project management and additional services provided by us following the implementation of the project management. Accordingly, whenever we complete these types of projects, the customer has the option to use its internal resources for the ongoing activities, to continue working with us or use one of our competitors. If our customers select one of our competitors to provide these services, our revenues would decrease and as a result, our financial condition, results of operations and cash flows may be negatively affected.

Our failure to successfully integrate new businesses acquired by us could disrupt our business, dilute your holdings in us, and harm our financial condition and operating results.

In previous years, we acquired and increased our investment in several businesses.

For example, in 2007, we purchased the outstanding share capital of Amalgamated Software North America Inc. (ASNA) for total consideration of $7.0 million.  In December 2010, we sold our holdings in ASNA, including its holding interest in a Spanish affiliated company, for a consideration of $2.0 million. As a result of the sale, we recorded a capital loss of $ 4.0 million.

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

Further, products that we acquire from third parties often require significant expenditures of time and resources to upgrade and integrate with our existing product suite. We may not be able to successfully integrate any business, technologies or personnel that we have acquired or those we might acquire in the future, and this could harm our financial condition and operating results.

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

It is critical for us to appropriately align our cost structure with prevailing market conditions to minimize the effect of economic downturns on our operations and, in particular, to continue to maintain our customer relationships while protecting profitability and cash flow. However, we are limited in our ability to reduce expenses due to the ongoing need to maintain our worldwide customer service and support operations and to invest in research and development. In circumstances of reduced overall demand for our products, or if orders received differ from our expectations with respect to the product, volume, price or other items, our fixed cost structure could have a material adverse effect on our business and results of operations. If we are unable to align our cost structure in response to economic downturns on a timely basis, or if such implementation has an adverse impact on our business or prospects, then our financial condition, results of operations and cash flows may be negatively affected.

We experienced a significant decrease in revenues in 2010 compared to 2009 and 2008 based on adverse economic conditions. Based on the continuing decline in revenues in 2009 and 2010, we reduced our workforce during 2009 and 2010.  However, we performed most of our reductions in workforce in the latter half of 2010, since we had to keep our workforce for completion of ongoing projects. Due to this, as well as severance and other termination costs, our labor costs were not reduced commensurate with our reduction in revenues. As labor costs constitute a substantial majority of our costs of revenues, selling and administrative expenses and research and development expenses, we incurred significant losses and negative cash flow in 2010.

Conversely, adjusting our cost structure to fit economic downturn conditions may have a negative effect on us during an economic upturn or periods of increasing demand for our IT solutions. If we have too aggressively reduced our costs, we may not have sufficient resources to capture new IT projects, timely comply with project delivery schedules and meet customer demand. If we are unable to effectively manage our resources and capacity to capitalize on periods of economic upturn, there could be a material adverse effect on our business, financial condition, results of operations and cash flows.

If we are unable to accurately predict and respond to market developments or demands, our business will be adversely affected.

The IT modernization business is characterized by rapidly evolving technology and methodologies. This makes it difficult to predict demand and market acceptance for our modernization tools and services. In order to succeed, we need to adapt the tools and services we offer in order to keep up with technological developments and changes in customer needs. We cannot guarantee that we will succeed in enhancing our tools and services, or developing or acquiring new modernization tools and services that adequately address changing technologies and customer requirements. We also cannot assure you that the tools and services we offer will be accepted by customers. If our tools and services are not accepted by customers, our future revenues and profitability will be adversely affected. Changes in technologies, industry standards, the regulatory environment and customer requirements, and new product introductions by existing or future competitors, could render our existing solutions obsolete and unmarketable, or require us to enhance our current tools or develop new tools. This may require us to expend significant amounts of money, time, and other resources to meet the demand. This could strain our personnel and financial resources. Furthermore, modernization projects deal with customer mission critical applications, and therefore encapsulate risk for the customer. Therefore, customers are more cautious in entering into transactions with us, and accordingly, the process for approval and signing of deals may be a lengthy and expensive. We make efforts to mitigate such risks associated with legacy modernization projects but from time to time we encounter delays in the negotiation process.

We may experience significant fluctuations in our annual and quarterly results, which makes it difficult to make reliable period-to-period comparisons and may contribute to volatility in the market price of our ordinary shares.

Our quarterly and annual results of operations have fluctuated significantly in the past, and we expect them to continue to fluctuate significantly in the future. These fluctuations can occur as a result of any of the following events:

•	global economic trends;

•	global political trends, in particular, in the middle east and in countries in which we operate;

•	adverse economic conditions in various geographic areas where our customers and potential customers operate;

•	acquisitions and dispositions of companies;

•	timing of completion of specified milestones and delays in implementation;

•	timing of product releases;

•	timing of contracts;

•	increases in selling and marketing expenses, as well as other operating expenses; and

•	currency fluctuations and financial expenses related to our financial instruments.

In particular, we have experienced a significant decrease in our revenues over the last three fiscal years. Such decreases were primarily due to a decline in the number of our customers and a decrease in our prices, mostly in our legacy modernization projects. These decreases resulted from the continuing effects of the worldwide economic downturn and uncertainty, particularly in the financial services and banking sector which is our target market. As a result of market uncertainty, we identified delays in our customers’ placement of purchase orders and longer sales cycles. We expect revenues in 2011 to further decrease due to these factors, including a continuing decrease in the number of our legacy modernization projects.

We intend to implement a further cost restructuring for 2011, which is expected to result in further severance and other termination costs. However, there can be no assurance that such reduced expenses will be commensurate with our reduced level of revenues. As a result, our business, financial condition and results of operations could be materially and adversely affected.

In addition, unexpected events that do not occur on a regular basis and that are difficult to predict may cause fluctuations in our operating results. In 2010 and 2009, as a result of a delay in delivery of a large project, we charged additional $3.6 million and $2.8 million, respectively, of costs incurred by us. In 2010 and 2009, we had losses from continuing operations of approximately $38.1 million and $15.3 million, respectively. These losses were attributable to a number of factors described above, as well as impairment tests of goodwill performed by us on overall IT modernization reporting resulting in impairment losses of $13.2 million in 2010 and $5.7 million in 2009, and which were charged to operations. Additional losses in 2010 were attributable to costs incurred on the sale of one of our subsidiaries and changes in foreign currencies that affected our financial expenses.

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

Typical modernization projects which deploy our solutions are long-term projects. Therefore, payment for these projects or a substantial portion of our fees may be delayed until the successful completion of specified milestones. In addition, the payment of our fees is dependent upon customer acceptance of the completed work and our ability to collect the fees. Further, although the timing of receipt of our fees varies, we incur the majority of our expenses on a current basis. As a result, a delay in the collection of our fees could result in cash flow shortages. In order to improve our liquidity, we entered into sale of receivables’ agreements with a number of institutions, with regard to some of our customers, pursuant to which, control, credit risk and legal isolation of those trade receivables were fully transferred. If the scope of these transactions decreases, our cash flow during the quarter would be harmed and our revenues for the respective quarter will be delayed to the next quarter.

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

Due to a decline in our revenues, we have had to reduce our research and development expenditures. Our research and development costs were $6.7 million for 2010, compared to $11.4 million and $18.4 million for 2009 and 2008, respectively, which means a decrease of 41% in 2010 compared to 2009 and a 38% decrease in 2009 compared to 2008. These decreases resulted in large part from decreased head count in research and development.

There can be no assurances that our continued investment in research and development will result in us maintaining or increasing our market share. Such a failure to maintain market share could result in a further decline in our revenues and operating results.  Moreover, if we seek to increase our research and development expenses without a corresponding increase in revenues, it could have a material adverse effect on our operating results. We may not be able to successfully complete the development and market introduction of new products or product enhancements, in which case our revenues will decline and we may lose market share to our competitors.

Our failure to invest in new products and markets or to manage the effects of changes in our offering portfolio could result in our loss of market share, and our business, financial condition and results of operations could be materially and adversely affected as a result.

Our results have been adversely affected by the impairment of the value of certain intangible assets, and we may experience impairment charges in the future.

The assets listed in our consolidated balance sheet as of December 31, 2010, include, among other things, goodwill valued at approximately $37.0 million, research and development costs valued at approximately $5.6 million, intangible assets related to customers’ relations valued at approximately $1.6 million and other intangible assets valued at approximately $1.8 million. The applicable accounting standards require that:

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

In 2010 and 2009, we performed impairment tests and identified losses of $13.2 million and $5.7 million, respectively, related to goodwill of our overall IT modernization reporting unit which were charged to operations. The impairment of these assets was due, in part, a reduction in future expected cash flows from these reporting units and reduction in our market capitalization.

If we continue to experience reduced cash flows and our market capitalization stays below the value of our equity, or actual results of operations differ materially from our modeling estimates and related assumptions, we may be required to record additional impairment charges for our goodwill. If our goodwill or capitalized research and development costs were deemed to be impaired in whole or in part due to our failure to achieve our goals, or if we fail to accurately predict the useful life of the capitalized research and development costs, we could be required to reduce or write off such assets. Such write-offs could have a material adverse effect on our business and operating results.

If we are unable to attract, train, and retain qualified personnel, we may not be able to achieve our objectives and our business could be harmed.

In order to achieve our objectives, we hire from time to time software, administrative, operational, sales, and technical support personnel. The process of attracting, training, and successfully integrating qualified personnel can be lengthy and expensive. We may not be able to compete effectively for the personnel we need. Such a failure could have a material adverse effect on our business and operating results.

As part of our expansion strategy, we developed offshore centers in Romania and Russia. We hired professional consultants for these development centers, leveraging the lower employer costs that existed in these countries. In recent years, professional work in these countries became more expensive and professional fees may continue to increase in the future. The establishment of additional offshore facilities, if that occurs, may result in significant capital expenses, which may affect our cash position. We cannot assure you that our offshore facilities will continue to be cost effective. Our future success depends on our ability to absorb and retain senior employees and to attract, motivate, and retain highly qualified professional employees worldwide at competitive prices.

If we fail to estimate accurately the costs of fixed-price contracts, we may incur losses.

We derive a substantial portion of our revenues from engagements on a fixed-price basis. We price these commitments based upon estimates of future costs. We bear the risk of faulty estimates and cost overruns in connection with these commitments. Our failure to accurately estimate the resources required for a fixed-price project, to accurately anticipate potential wage increases, or to complete our contractual obligations in a manner consistent with the project plan could materially adversely affect our business, operating results, and financial condition. In addition, we may agree to a price before the design specifications are finalized, which could result in a fixed price that is too low, resulting in lower margins or losses to us. For example, in 2010 and 2009, as a result of a delay in delivery of a large project, we incurred expenses of $3.6 million and $2.8 million, respectively. These costs constituted losses on these fixed-price contracts.

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

In the event that we fail to satisfy our customers’ expectations from the results of the implementation of our solutions, or if we fail to timely deliver our solutions to our customers, these customers may suffer damages. When and if this occurs, we may be required under the customer agreement to pay penalties to our customers or pay their expenses (as occurred in 2009 and 2010) and our customers may have the ability to cancel our contracts. Payments of penalties or a cancellation of a contract could cause us to suffer damages. In addition, we might not be paid for costs that we incurred in performing services prior to the date of cancellation. In addition, from time to time we may be subject to claims as a result of not delivering our products on time or in a satisfactory manner. Such disputes or others may lead to material damages.

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

We operate in a highly competitive market. Competition in the modernization field is, to a large extent, based upon the functionality of the available automated tools and personnel expertise. Our competitors may be in a better position to devote significant funds and resources to the development, promotion and sale of their modernization tools and services, thus enabling them to respond more quickly to emerging opportunities and changes in technology or customer requirements. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase such competitors’ ability to successfully market their tools and services. We also expect that competition will increase as a result of consolidation within the industry. As we develop new tools and services, we may begin to compete with companies with which we have not previously competed. Our competitors include:

•	small vendors who provide specific solutions for a particular area of modernization, such as Ateras, Anubex, Migrationware, Alchemy solutions, HTWC, Speedware, Most and Clerity.

•	large system integrators such as IBM, HP, Accenture and Cap Gemini, some of whom we also partner with;

•	software houses such as Micro Focus and Metaware;

•	Indian system integrators such as TCS, WIPRO, Infosys and Patni;

•	Knowledge management (KM) competitors like eGain, Inquire, Right Now, Kana and Consona;

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

Pursuant to agreements with certain of our customers, we have placed, and in the future may be required to place, in escrow, the source code of certain software. Under  the escrow arrangements, the software may, in specified circumstances, be made available to our customers. From time-to-time, we also provide our software directly to customers. These factors may increase the likelihood of misappropriation or other misuse of our software.

We are exposed to litigation that could result in considerable financial liabilities.

In June 2003, a former Liraz shareholder filed an application with the Tel-Aviv-Jaffa District Court to approve a claim filed by him against us as a class action. The claim relates to the acquisition of Liraz shares, which we completed in March 2003. The shareholder alleges that the share price we paid to Liraz’s shareholders in the tender offer and in a subsequent mandatory purchase was lower than the fair price of Liraz shares. The maximum amount of the claim is approximately NIS 38.9 million ($10.8 million) in the aggregate. Under Israeli law, the court’s approval is required for the plaintiff to represent all of the shareholders of Liraz who sold their shares to us pursuant to the tender offer and the mandatory acquisition. The plaintiff has applied for such approval in the lawsuit. Since the critical issue in our case concerns the basis upon which the fair price of shares purchased within the context of a tender offer is to be determined, and due to the fact that this particular issue has come before the Supreme Court of Israel in an appeal concerning another separate case, the plaintiff in our claim has agreed to postpone the proceedings until the Supreme Court has given its decision in the appeal. In December 2009, the Supreme Court held that, as a general rule, the fair price of shares purchased within the context of a full tender offer shall be determined in accordance with the discounted cash flow method. The plaintiff in our case was supposed to notify the court whether he wishes to renew the proceedings. As of the date of this annual report, the plaintiff has not yet applied to the court. See also “Item 8.A. Consolidated Statements and Other Financial Information – Legal Proceedings.”

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

We have international operations, which require significant management attention and financial resources. In order to continue to expand worldwide sales, we need to establish additional marketing and sales operations, hire additional personnel, and recruit additional resellers internationally. Based on the significant decline in revenues, we sought to reduce our expenses during 2009 and 2010 by implementing a workforce reduction, including significant reductions to our marketing and sales department.

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

Since we operate in several countries, we are impacted by inflation, devaluation and fluctuation of various currencies. We enter into transactions with customers and suppliers in local currencies, whereas the reporting currency of our consolidated financial statements and the functional currency of our business is the U.S. dollar. Fluctuations in foreign currency exchange rates in countries where we operate can adversely affect the reflection of these activities in our consolidated financial statements. For example, a large portion of our expenses, principally salaries and related personnel expenses, are paid in NIS, whereas most of our revenues are generated in U.S. dollars and Euros. During 2010, we witnessed a strengthening of the NIS against the U.S. dollar, which increased the dollar value of Israeli expenses. If the NIS continues to strengthen against the U.S. dollar, the value of our Israeli expenses will continue to increase. In addition, fluctuations in the value of our non-dollar revenues, costs, and expenses measured in dollars could materially affect our results of operations, and our balance sheet reflects non-dollar denominated assets and liabilities, which can be adversely affected by fluctuations in the currency exchange rates.

Consequently, we are exposed to risks related to changes in currency exchange rates and fluctuations of exchange rates, any of which could result in a material adverse effect on our business, financial condition and results of operations. From time-to-time, we enter into forward currency exchange contracts or other arrangements in order to hedge our foreign currency exposure. Such arrangements may not always be effective or sufficient to offset the fluctuations in currency exchange rates.

For additional information relating to the impact of exchange rates between different relevant currencies, see “Item 5. Operating and Financial Review and Prospects–Our Reporting Currency.”

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

We are subject to multiple taxing jurisdictions. If we fail to estimate accurately the amount of income tax due in any of these jurisdictions, our net income will be adversely affected.

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

Over the past several decades, a number of armed conflicts have occurred between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity has led to security and economic problems for Israel. Since 2000, there have been ongoing hostilities between Israel and the Palestinians, which have adversely affected the peace process and at times have negatively influenced Israel’s economy as well as its relationship with several other countries. The taking of control by Hamas, an Islamist movement responsible for many attacks, including missile strikes against Israelis, of the entire Gaza Strip in 2007 further strained relations between Israelis and the Palestinians. The current political situation between Israel and its neighbors may not improve. The impact on Israel of the recent political changes in Egypt and other Arab countries is still unknown. Political, economic and military conditions in Israel could have a material adverse effect on our business, financial condition, results of operations and future growth. In addition, nonexempt male adult citizens of Israel, including some of our officers and employees, are obligated to perform military reserve duty until the age of 40 or 45 depending on their function in the army, and are subject to being called for active duty under emergency circumstances. We cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our operations in Israel and our business may be adversely affected.

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

Risks Relating to Our Traded Securities

The market price of our ordinary shares has been and may be extremely volatile and our investors may not be able to resell the shares at or above the price they paid, or at all.

During the past years, the closing price of our ordinary shares experienced significant price and volume fluctuations. The high and low closing prices of our ordinary shares traded on the NASDAQ Global Market and the Tel Aviv Stock Exchange, or TASE, during each of the last three years, are summarized in the table below:

	NASDAQ Global Market		TASE
	In $		In NIS
	High	Low	High	Low
2010	2.94	1.20	10.99	4.50
2009	3.85	1.62	14.24	7.07
2008	20.66	1.40	74.83	5.25

As of March 18, 2011, the exchange rate between the U.S. dollar and the New Israeli Shekel was NIS 3.554 to one dollar.

During the period between January 2008 and March 2011, the market price of our ordinary shares on the NASDAQ Global Market ranged from a high of $20.66 to a low of $1.20. As of March 18, 2011, the market price of our ordinary shares was $1.72. We cannot assure you that the market price of our ordinary shares will return to previous levels. The market price of our ordinary shares may continue to fluctuate substantially due to a variety of factors, including:

•	additional impairments of our intangible assets;

•	our continued operating losses and negative cash flows;

•	our continued non-compliance with our debt covenants;

•	our inability to secure funding;

•	any actual or anticipated fluctuations in our or our competitors’ quarterly revenues and operating results;

•	shortfalls in our operating results from levels forecast by securities analysts;

•	adverse consequences of litigation;

•	public announcements concerning us or our competitors;

•	the introduction or market acceptance of new products or service offerings by us or by our competitors;

•	changes in product pricing policies by us or our competitors;

•	changes in security analysts’ financial estimates;

•	changes in accounting principles;

•	sales of our shares by existing shareholders; and

•	the loss of any of our key personnel.

In addition, global and local economic, political and market conditions, and military conflicts and, in particular, those specifically related to the State of Israel, may affect the market price of our shares.

Our ordinary shares are traded on more than one market which may result in price variations.

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

As of March 20, 2011, we had 24,054,774 ordinary shares outstanding and 2,562,496 ordinary shares reserved for issuance under our employee equity compensation plans, including 1,933,341 shares reserved for issuance upon the exercise of outstanding employee options, warrants and unvested restricted stock units. We also have the following commitments to issue our ordinary shares:

•	200,000 ordinary shares issuable upon exercise of warrants issued to institutional investors in connection with the $3 million private placement, completed in March 2006;

•	800,000 ordinary shares issuable upon exercise of warrants issued by us to institutional investors in connection with the $35 million private placement completed in November 2007;

•	818,745 ordinary shares issuable upon exercise of warrants issued by us to institutional investors in connection with the private placement consummated in October 2009; and

•	12,000 ordinary shares issuable upon exercise of warrants issued to Liolios Group, Inc., in connection with certain services provided to us.

We registered for resale the shares underlying the warrants issued to the institutional investors in March 2006, November 2007 and October 2009, pursuant to registration rights agreements entered into with such investors. For more information, see “Item 5.B - Liquidity and Capital Resources – Contractual Commitments and Guarantees.”

The exercise of options by employees and office holders, vesting of restricted stock units granted to employees and office holders and the exercise of warrants by investors would dilute the ownership interests of our existing shareholders. Any sales in the public market of our ordinary shares issuable upon exercise of options or warrants could adversely affect the market price of our ordinary shares. If a large number of our ordinary shares is sold in a short period, the price of our ordinary shares would likely decrease.

Our U.S. investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Although we believe that we were not a passive foreign investment company, or PFIC, in 2010, we cannot assure you that the United States Internal Revenue Service will agree with our position. We would be a PFIC if (i) 75% or more of our gross income in a taxable year (including our pro rata share of the gross income of any company treated as a corporation for U.S. federal income tax purposes in which we are considered to own directly or indirectly 25% or more of the shares by value) is passive income, or (ii) the value of our assets averaged quarterly over the taxable year (including our pro rata share of the assets of any company treated as a corporation for U.S. federal income tax purposes in which we are considered to own directly or indirectly 25% or more of the shares by value) that produce, or are held for the production of, passive income is at least 50%. Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a PFIC, our U.S. investors could suffer adverse tax consequences, including being taxed at ordinary income tax rates and being subject to an interest charge on gain from the sale or other disposition of our ordinary shares and on certain “excess distributions” with respect to our ordinary shares. For additional information regarding our PFIC status, see the discussion under “Item 10.E. Taxation — United States Federal Income Tax Considerations — Tax Consequences If We Are a Passive Foreign Investment Company.”.

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

We were incorporated in Israel in 1987 under the name A. Crystal Solutions Ltd. In 1996, we changed our name to Crystal Systems Solutions Ltd. and in 2003, we changed our name to BluePhoenix Solutions Ltd. Our registered office is located at 8 Maskit Street, Herzliya, 46733, Israel and our telephone number is: 972-9-9526110.

For more information about our business and a description of our principal capital expenditures and divestitures that took place since the beginning of the last three financial years and that are currently in progress, see “Item 4.B. Business Overview,” “Item 5. Operating and Financial Review and Prospects” and “Item 18. Financial Statements.”

B.	Business Overview

Our Business

We develop and market unique value driven enterprise legacy IT modernization solutions, provide professional services to selected customers and sell knowledge management solutions for contact centers.

IT Legacy Modernization Solutions

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

Our solutions cover legacy databases modernization such as IDMS, ADABAS, IMS and VSAM, to relational databases, such as DB2, Oracle, and SQL Server. The tool performs automated conversions that provide companies with fully functional compliance for source and target applications and minimal application, functional, and logical program flow changes. Our solution leaves no residuals, emulation software, or translation procedures and allows system support to continue uninterrupted during the migration project. As a result of the conversion process, the migrated application operates more efficiently, is easier to maintain, and contains complete documentation of the customer’s knowledge base and guidelines.

Platform Modernization

A range of automated migration tools that convert a range of platforms, including IBM mainframe with operating systems such as VSE, MVS, in addition to Fujitsu ICL and Unisys, to Unix, Linux, Windows, and .Net. Our tools can be customized to fit the unique IT configuration and business rules of each customer site. The tool converts platforms to a pure, native installation so that programs are not required to run under emulation or through translation techniques. Our solutions assist companies with reducing IT costs maintaining service levels, setting and upgrading standards, implementing the new IT environment, training IT users, implementing new facilities such as a security system or a batch scheduler, and testing for functional equivalence.

Rehosting

Organizations implement mainframe rehosting in order to reduce the ongoing costs of existing legacy applications. Rehosting leverages the strength and investment of older COBOL and other languages applications while taking advantage of new, cost-efficient hardware and open operating system environments such as Linux, Unix, Windows, J2EE, and .NET.

Using our various automated migration tools, and through cooperation with our partners, we offer COBOL migrations, System i and mainframe rehosting solutions. We formed the following alliances for providing these solutions:

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

LanguageMigrator

BluePhoenix™ LanguageMigrator is a set of automated migration tools for converting COBOL and 4GLs (fourth generation languages) such as ADSO, Natural, CA Gen (formerly COOL: Gen) to COBOL, Java/J2EE and C#/.Net. This reliable, time-efficient, and comprehensive solution enables site-wide installation, simultaneous testing, and implementation of batch programs. In addition, our tools identifies the compatibility of the code, converts it to the new standards required by customers, and analyzes converted programs to identify potential problems.

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

AppBuilder follows the 4GL development paradigm to help enterprises focus on the business needs and definition, and overlook  technical hurdles. AppBuilder developers define the business roles, and prior to deployment, the code is generated from the development environment to the required run time environment. Several large independent software vendors (ISVs) have built state of the art applications that are deployed through many customers.

We provide our customers new versions and features to the AppBuilder environment, allowing them to stay technological updated. We provide consulting, training, support and additional related services around this unique development environment.

BluePhoenix™ AppBuilder implements a model driven architecture (MDA) approach to application development. It provides the ability to design an application at the business modeling level and generate forward to an application. AppBuilder has a platform-independent, business-rules language that enables generation to multiple platforms. It is possible to generate the client part of an application as Java and the server part as COBOL. As businesses change, the server part can be generated as Java without changing the application logic. Only a simple configuration option needs to be changed.

AppBuilder contains everything a development environment needs to create any type of simple or complex business application with platform-independent functionality, including:

•	System administration security controls for scope and permissions;

•	Migration, testing, and deployment functions;

•	Architecture-independent development;

•	An integrated toolset for designing, developing, and deploying applications;

•	Object-based components managed from host, server, or client repositories;

•	Support for Java/J2EE, COBOL, C#, and C programming languages;

•	An efficient, cross-platform code generation facility;

•	Ready-to-use business logic and libraries;

•	A remote prepare facility for mainframe development;

•	Multiple language user interface support; and

•	DBCS support.

Knowledge Management Solutions

The technology and products of BluePhoenix Knowledge Management, referred to as KMS, that we purchased in December 2009, known as KMS LightHouse and DSK2SMB, expand our ability to provide our customers with a whole package of management and upgrading organizational knowledge and computerization foundation. It expands our activity in the area of management and distribution of organizational knowledge in the international arena.

Our solution applies to contact centers and service oriented enterprises around the world. Our product line has proven experience in various market industries such as, telecom, media, Internet, shipment, logistic, tourism, banking, finance, insurance, Hi tech, government and health services.

In a service based organization, an informational worker constantly needs to find in numerous operational systems and repositories, a unique piece of information inside the huge mass of the organizational information. Seeking information is expensive and costly, especially in call centers where the CSRs (customer service representative) spends short amount of time with the organization and continues to other jobs. This is exactly where BluePhoenix's KMS has value and return on investment.

In the core of our methodology, we always think of “Rule 2 – 3 – 4”, meaning that within 2 or 3 seconds and not more then 3 or 4 mouse clicks, at least in 80% of the cases, the service provider will locate the exact piece of information that is needed to provide the best answer to the customer at his first call, with no escalation process.

Our product helps organizing the needed knowledge, ahead of time, in a template and structure manner, to make the consumption of knowledge by the CSR (customer service representative) much easier. Compared to “content applications” or “Enterprise search” tools, KMS LightHouse does not return documents to the CSR, but the actual needed knowledge, in a very clear manner. This saves the CSR need to read documents and understand them while a customer is waiting on the other side of the line. The product has many significant features for contact centers like daily briefing mechanism, call scripts, picture scripts, decision trees, device simulator, management reports, test and surveys and many more. The large set of contact center tailored made features, ensures that companies utilizing KMS LightHouse will provide superb customer experience and higher efficiency in their contact center.

Professional Services

Our world-wide professional service activity is comprised of a high-end application and infrastructure development group. Our professional service activity specializes in enterprise application development, maintenance and system integration.

Our application maintenance services team assumes the daily IT activities involved in maintaining, troubleshooting, analyzing and assessing the application for enhanced efficiency and performance. We also supply software product development services for companies (independent software vendors or software publishers) to reduce significantly their cost of software product development while keeping control of the product architecture. These services enable easy ramping up and ramping down of product teams based on business priorities.

Our professional service team has the required knowledge in a wide range of technologies (legacy and modern) and can provide a competitive solution to enterprises in our region.

Our professional service team is divided between on site consultants and offshore activities. We run an offshore development center in Russia, leveraging the advanced technical resource available for lower cost. Especially to our customers in Europe, the Middle East and Africa, there is a clear advantage utilizing an offshore concept in East Europe over the alternative provided by companies in the Far East.

We are acting as the development force for many companies for their internal development needs alongside product development. Through the many years we are providing the professional services, we have established strong relationships with our customers and brought our joint working methodology to the highest results.

We also provide consulting and information and communication technology services for networking, information security and related software. Our activities focus on providing professional services in all aspects of telecommunications and information technology areas. Our services include development of strategy, preparation of master plans, economic analysis, engineering and regulatory compliance, definition of specifications, systems development, implementation of large networks and evaluation of proposals for tenders.

Our specialists provide consultancy services to various networking technologies including Wireline, Wireless, Cellular, VoIP, RoIP, IPTV, Telephony and Internet. Our consultants have extensive technical, operational and commercial knowledge. Our approach combines different technological areas with an overall view of the diverse business requirements.

Investments and Acquisitions

In order to enhance our solutions and services portfolio, we have invested in certain complementary businesses as described below. The broad portfolio that we established, among others, through these acquisitions, contributes to our ability to penetrate new markets and to offer a complete set of solutions and professional services addressing the broad array of changing demands of our customers. We integrated the acquired businesses into our business and assimilate many of their functions, including, marketing, sales, finance and administration into our existing infrastructure. For more information about our capital expenditures, see “Item 5.B. Liquidity and Capital Resources- How We Have Financed Our Business-Capital expenditures.”

Following is a description of our principal investments and divestitures during the last three fiscal years, as well as those currently in progress:

Danshir Software Ltd. and Danshir Tmurot Ltd. In January 2010, we acquired from two Israeli companies, Danshir Software Ltd. and Danshir Tmurot Ltd., through the temporary receiver appointed to the companies by the Israeli court, certain business activities in the field of professional services in Israel.  The companies are related to DSKnowledge Ltd., the business we purchased in December 2009. The total consideration paid for the activities of Danshir Software Ltd. and Danshir Tmurot Ltd. was $0.8 million, of which $0.1 million was paid in 2009 as an advance.

Knowledge Management Business. In December 2009, we purchased the knowledge management business of DSKnowledge Ltd. The knowledge management product modernizes and transforms legacy data, information and content elements in enterprises into one knowledge management repository. Pursuant to the terms of the purchase agreement, we acquired the business for approximately $3.0 million. We committed to pay additional contingent consideration under the purchase agreement of up to $2,795,000 in the event that the purchased business’ net profit (as defined in the purchase agreement) reaches certain predefined targets in each of the years 2010, 2011 and 2012. No contingent consideration was accrued for 2010. As a result, our maximum commitment for contingent consideration under the purchase agreement has decreased to $2.5 million.

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

In April 2009, the former shareholders of TIS filed a claim against us, following a dispute regarding the calculation of the consideration payable to them in connection with the TIS transaction. As part of the negotiated terms, in 2009 we paid to the former shareholders of TIS an advance payment of $3,070,000 and in September 2009, we entered into a settlement agreement with TIS pursuant to which we paid them an aggregate of $1,057,500 in January 2010 and $1,163,250 in January 2011. In addition, we issued to the former shareholders of TIS 813,461 ordinary shares of BluePhoenix. As part of the settlement, the parties agreed on a mutual release of their respective claims, and the former shareholders of TIS waived their right to any future contingent consideration.

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

ASNA. In August 2007, we entered into an agreement to purchase the entire outstanding share capital of Amalgamated Software North America Inc. (ASNA), a private company based in San Antonio, Texas, for total consideration of $7.0 million. The criteria for payment of additional contingent consideration were not met and therefore no additional consideration was accrued. In December 2010, we sold our holdings in ASNA, including its holding interest in a Spanish affiliated company, for a consideration of $2.0  million, $1.5 million of which were paid to us in December 2010 and the remaining $500,000 are payable in December 2012. As a result of the sale, we recorded capital loss of $4.0 million.

BridgeQuest. Effective April 2007, we entered into an agreement to purchase the entire outstanding share capital of BridgeQuest Inc., a North Carolina corporation that manages and operates a professional outsourcing center in St. Petersburg, Russia. Through this large off-shore center, we offer services at a low cost. The consideration amounted to $2.0 million. Under the terms of the transaction, we committed to pay to the selling shareholders additional consideration computed based on BridgeQuest’s revenues and earnings before interest and taxes, during 2007-2009. For 2007, the contingent consideration amounted to $1.8 million and was recorded as goodwill in 2007. Under an amendment to the agreement entered into in January 2008, we granted to the selling shareholders warrants to purchase 200,000 BluePhoenix ordinary shares upon reaching a certain financial milestone. The warrants were valued at $2.5 million based on the Black-Scholes pricing model applied as of the commitment date, and such amount was recorded as additional goodwill in 2008. These warrants were exercised in 2008. On December 31, 2008, we signed an additional amendment to the purchase agreement, pursuant to which we paid to the selling shareholders in 2009 and 2010 additional aggregate consideration of $1.6 million. This amount was recorded as goodwill in 2008.

CodeStream Software Ltd. In December 2006, we acquired from a company incorporated in the United Kingdom, CodeStream Software Ltd., certain business activities in the field of modernization of legacy databases, particularly IDMS and other mainframe platforms. Pursuant to the purchase agreement, we hired 18 persons previously employed by CodeStream and assumed all the obligations in respect of the purchased activities. In consideration therefor, we paid to CodeStream $10.2 million. Pursuant to the purchase agreement, as amended in December 2007, an additional amount of $2.5 million was paid in 2008. In addition, as contingent consideration for the purchased activity, we issued to the selling shareholders 400,000 ordinary shares of BluePhoenix in April 2008 valued at $3.8 million based on the share price on the commitment date, and paid an additional amount of $2.5 million in April 2009.

BluePhoenix I-Ter S.p.A. (previously known as I-Ter/Informatica & Territorio S.p.A.). In the second quarter of 2005, we entered into an agreement to purchase the entire outstanding share capital of I-Ter/Informatica & Territorio S.p.A., referred to as I-Ter. Pursuant to the purchase agreement, we paid to the selling shareholders of I-Ter $1.4 million. In addition, under the terms of the agreement, we paid to the selling shareholders additional consideration based on I-Ter’s average earnings before interest and taxes, for the years 2005 through 2007. Accordingly, we paid to the selling shareholders in 2008 and 2009, an aggregate amount of $6.2 million. In August 2010, I-Ter completed a spin-off, under which I-Ter business was split into two companies. Accordingly, the entire activity of the legacy modernization was transferred to BluePhoenix Legacy Modernization s.r.l, a new company wholly owned (through subsidiary) by BluePhoenix. I-Ter remained active in the field of IT services. In December 2010, I-Ter terminated the employment of certain employees previously employed by I-Ter in Italy and they began working for an Italian company.

Cicero Inc. (formerly Level 8 Systems Inc.). Pursuant to an agreement signed in October 2007 with Cicero, we repaid $1.7 million on behalf of Cicero to cover a portion of Cicero's credit facility at Bank Ha'Poalim. In connection therewith, the bank released a $2.0 million bank guarantee previously provided by us to the bank to secure Cicero's bank loans. Accordingly, on the repayment date, an amount of $300,000 was charged to earnings. As consideration therefore, Cicero issued to us 2,546,149 ordinary shares of Cicero and a $1.0 million senior promissory note, bearing an annual interest rate of LIBOR + 1% (or in the event of any unpaid interest, LIBOR + 4%) payable in two installments, the first installment of $350,000 was paid in 2008, and the second installment of $671,000 is payable on December 31, 2011.  During 2009 and 2010, we sold all our shareholding in Cicero for an aggregate of $299,000.

Discontinued Operations

In January 2008, our board of directors announced our intent to sell our entire holdings in Mainsoft, in which we held a 58% controlling interest. This decision followed a strategic shift in Mainsoft's product development and marketing strategy outside of BluePhoenix's core business focus. In October 2008 we sold our stake in Mainsoft for consideration of $1.7 million. Mainsoft met the definition of a component. Accordingly the results of operation of Mainsoft are reported as discontinued operation in our 2008 statement of operations and prior periods’ results have been reclassified accordingly.

Customers

We provide our modernization solutions directly or through our strategic partners, such as IBM, HP (EDS), Clerity (Veryant) and Sun Micro Systems. Additionally, from time to time, other IT services companies license our technologies for use in modernization projects in various markets. Our partners include system integrators, as well as other software vendors such as Oracle and Microsoft, who assist us in increasing our penetration and exposure in the market. We provide solutions to our partners’ customers in collaboration with the system integrator’s team. In most cases, the partners provide related services to the customers. Our arrangements with our partners vary. We may enter into distribution agreements under which we grant license rights to our partners or to the partners’ customers or provide related services, or a combination of both. Alternatively, we may enter into subcontractor relationships with our strategic partners.

Our customers for our consulting services in Israel include telecommunications service providers governmental offices, public and private entities.

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

In 2010, SDC accounted for 15.9% of our revenues. In 2009, no individual customer accounted for 10% or more of our revenues. In 2008, Capita Group Plc, accounted for 10% of our revenues.

In 2010, we terminated the employment of 38 employees previously employed by us in Denmark. As a result, we anticipate a reduction of approximately $5 million to $6 million in our annual revenues. In addition, in 2010, we entered into an agreement with SDC pursuant to which we licensed to SDC certain software. During 2010, we also entered into an agreement with SDC pursuant to which we shall provide to SDC maintenance and other related services. The aggregate amount paid to us by SDC in 2010, together with software license fees and services fees, was $9.1 million, constituting 15.9% of our consolidated revenues in 2010.

The following table summarizes the revenues from our tools and services by geographic regions based on the location of the end customer for the periods indicated:

	Year ended December 31,
	2010	2009	2008
	(in thousands)

North America	$14,432	$27,897	$22,660
Europe (other than Denmark)	18,106	26,091	40,044
Denmark	8,998	9,975	11,096
Israel	13,457	10,320	10,679
Other	2,127	3,495	7,266
	$57,120	$77,778	$91,745

Research and Development

In order to maintain our position as a market leader in the IT modernization market, we are focusing our development efforts on further enhancements to our tool portfolio and current solutions, as well as addressing newly emerging aspects of the modernization market. We are planning additional research and development activities to extend our modernization solutions by leveraging our technological skills to create added value for our customers and to generate additional business opportunities.

We continue to reinvest in our company through our investment in technology and process improvement. In addition, we invest in businesses that develop software tools that are complementary to our existing portfolio. We also invest in a skilled and specialized workforce. In 2010, our investment in research and development amounted to $6.7 million, as compared to $11.4 million in 2009 and $18.4 million in 2008. This decrease is attributable to the reallocation of human resources from research and development to delivery of turn-key projects, termination of employment of a significant number of employees as part of the continued implementation of our cost saving plan and reallocation of research and development activities to our Romanian subsidiary. Accordingly, we reduced our investment in certain of our databases modernization tools and IT Discovery. In addition, we ceased development of LogicMiner.

Enterprise IT Understanding

BluePhoenix™ IT Discovery—By further refining our existing understanding technology, IT Discovery provides the basis for legacy understanding needed by the other modernization solutions and projects.

Enterprise IT Automated Migration

Language Migration—In the area of automated language migration, we continue to build on our COBOL and 4GL migration solutions. Our assets in the migration area cover COBOL, JCL, COOL:Gen, ADSO, Natural, CSP, PL/I and other transformations. We continue to extend the support target platform of these transformations to include J2EE and .NET platforms.

BluePhoenix™ LogicMiner—A comprehensive solution for discovery that mines COBOL and extracts business rules from the legacy code, thus providing IT departments with the ability to begin a modernization process based on techniques that preserve the functionality of the legacy code. This tool retains past investments in software assets by producing reusable code objects or descriptive data that can later be used for improving the quality of the legacy code, rewriting the legacy application, or building a full modernization plan. LogicMiner increases a system’s manageability, while eliminating rules that no longer apply to current business procedures.

Chief Scientist Grants

PowerText—We received through a subsidiary, an aggregate of approximately $300,000 in grants from the Office of the Chief Scientist, or the OCS, for the development of PowerText. PowerText is a software solution for automated electronic document mining, management and presentment. Royalties of 3% are payable to the OCS on all sales of PowerText up to 100% of the dollar-linked grant received.

Knowledge Management Systems for Call Centers—We received through a subsidiary, an aggregate of approximately $90,000 in grants from the OCS, for the development of knowledge management system for call centers. Royalties of 3% are payable to the OCS on all sales of PowerText up to 100% of the dollar-linked grant received.

The balance of the contingent liability relating to the royalties payable by our subsidiaries to the OCS, at December 31, 2010, amounted to approximately $330,000.

Other Grants

During 2007, our subsidiary, I-Ter, received an amount of $585,000 from the Ministry of Production in Italy for I-Ter's Easy4Plan product. Easy4Plan is a workflow management tool designed for ISO9000 companies. 36.5% of the funds received constitute a grant, and the remaining 63.5%, is a 10-year loan to be repaid by I-Ter in annual installments until September 2018. The loan bears a minimal annual interest of 0.87% and is linked to the euro. As of March 20, 2011, the remaining loan balance was $330,000.

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

Challenges and Opportunities

Legacy Modernization

In connection with our legacy IT modernization solutions, we encounter challenges associated with driving constant revenue growth while continually improving profit margins. In a market that continues to innovate and evolve, new technologies and practices, by definition, render existing technology deployments out-of-date - or legacy. By the same measure, however, in order for us to capitalize on the constant source of legacy solutions, we must evolve our solutions portfolio to deal with the changing definition of what constitutes “leading edge” technologies and the growing set that is deemed to be “legacy.” Over time, as one legacy set of technologies is gradually replaced, we must be capable of addressing the modernization needs of the next set of aging technologies.

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

Knowledge Management

Organizations have done many activities around CRM technologies in recent years, and accordingly, there is a viable opportunity for knowledge management application which extends and completes the CRM application. While CRM applications provide the personal information of the enterprise customer (address, products, invoices and so on), the knowledge management application contains the enterprise general offering and knowledge (products, campaigns, procedures, competition and so on). The combination of the two applications provides comprehensive information to the CSR and the ability to provide customers with adequate service.

There are direct competitors in the KM arena, and in addition, there is the challenge that CRM vendors will add KM capabilities to their applications and will offer the customers a unified suit. Currently, we do not believe that it is a trend, but it is a challenge.

AppBuilder

AppBuilder MDA (model driven architecture) concept is considered today as legacy. Though there are many benefits to this approach and it was proven all over the world, new development methodologies are taking over. Methodologies like agile programming of extreme programming are challenging the veteran MDM paradigm. Computer sciences graduates get acquainted with the new paradigm in the universities while the MDA and SDLC (system development life cycle) are being neglected.

There is a very interesting opportunity within our existing install base, and ability to recruit new customers, but the recruiting of new customers is becoming more challenging and expensive.

Professional Services

Organizations understand that outsourcing their IT service has meaningful cost saving benefits. There is a lot of potential to continue and grow our professional service practice. We have unique capabilities in legacy modernization consulting and we can offer EMEA customers a cost effective development in their own time zone. Furthermore, we have growth potential from our existing customers to whom we are developing software products and the option to expand and work on additional line of products.

The main challenges of our professional service team is the competition from new Eastern European offshore companies and the traditional competition with offshore companies in the Far East (like India, China and more).

Competition

Legacy Modernization

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

Major system integrators in the market include IBM, HP, Accenture and Cap Gemini, some of whom we also partner with. IBM has established legacy modernization as a strategic aspect of its long-term application development strategy. Major system integrators have a specific and dominant advantage in the underlying application development infrastructure associated with many legacy environments (predominantly IBM mainframes) and a large service delivery capability. In some cases, we cooperate with some of these system integrators in providing specific solutions or portions of comprehensive projects. Major offshore outsourcers in the market include TCS, WIPRO, Infosys and Patni. Both systems integrators and offshore outsourcers have vertical market groups offering consulting and professional services. Although system integrators and offshore outsourcers often have the advantage of brand recognition and depth of resources, their ability to compete with purely automatic tool-based modernization techniques is still limited. Modernization approaches that use relatively inexpensive offshore manual labor to conduct migration projects are still more expensive than those conducted using automated tools and are more prone to project risks and delays.

We also face competition from niche tools and solutions companies operating in the enterprise IT modernization continuum.

Examples of businesses that address specific sub-segments of the market include MicroFocus, Meta Ware, Ateras, Anubex, Migrationware, Alchemy Solutions, HTWC, Speedware and Clerity.

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

AppBuilder

AppBuilder is an MDA (model driven architecture) product. There are similar products in the market utilizing the MDA approach. Companies like CA and IBM, have tools that compete directly with AppBuilder. Furthermore, new development paradigm have become very popular in IT software development and developers today have many alternatives like different Java IDEs (integrated development environment) or Visual Studio.

Knowledge Management

KMS Lighthouse is focused primarily on knowledge management for call centers. We identify four types of competitors for our knowledge management solution:

•
Internal knowledge initiatives based on documents or internal portals. Utilizing portal technology for contact center knowledge repository is extremely challenging, as this method does not solve the real problems of the contact center;

•
Content management\document management\enterprise search vendors. Some customers fail to understand the difference between knowledge management and different manners of document management or retrieval of documents utilizing smart search engines. CSRs (customer service representatives) cannot read and retrieve knowledge from a document while there is a customer on the other side of the phone line. The main players in this segment are Microsoft Sharepoint as a content management application and Google appliance for enterprise search;

•
CRM vendors – as knowledge management is the natural extension to a CRM application, some CRM vendors are adopting KM features into their solution. Companies like eGain and RightNow offer integrated suite of CRM and KM;

•
KM niche players – we have identified several companies that compete with our solution directly. There are differentiators but we are aiming to the same type of customers. Our direct competitors include Inquira, Kana, Consona, Talisma  Kaidara and PegaSystems.

Professional Services

The markets for professional services and offshore services are extremely crowded. There are big global system integrators like TCS, Cap Gimini, Infosys and Wipro. There are numerous professional service and system integrators worldwide, some are more local focused and some operate internationally. The customer decision is based on relationship, success history and cost.

C.	Organizational Structure

We run our worldwide operations through several wholly owned and controlled subsidiaries, named below:

Name of Subsidiary	Country of Incorporation
BluePhoenix Solutions USA Inc.	United States
BridgeQuest Inc.	United States
BluePhoenix Solutions Nordic, AS	Denmark
BluePhoenix Solutions U.K. Limited	United Kingdom
Blue Phoenix I-Ter S.p.A.	Italy
Bluephoenix Legacy Modernization s.r.l.	Italy
BluePhoenix Solutions B.V.	The Netherlands
BluePhoenix Solutions Ltd.	Cyprus
BluePhoenix Solutions Srl.	Romania
Liacom Systems Ltd.	Israel
Zulu Software Inc.	United States
TIS Consultants Ltd.	Cyprus
BluePhoenix Knowledge Management Systems Ltd. (formerly known as BluePhoenix Technologies Ltd.)	Israel

D.	Property, Plants and Equipment

We, together with our subsidiaries and affiliates, currently occupy approximately 6,182 square meters of office space. The aggregate annual rent we paid for these facilities in 2010 was $1.7 million. The following table presents certain information about these facilities and the terms of lease of these facilities.
Country and State	City	Sq. Meters	Expiration	Annual anticipated rental fees in 2011(*) in thousands $
Israel	Herzliya	1,220	December 2012	389
Israel	Holon	571	December 2015	89
USA, North Carolina	Cary	730	April 2012	135
USA	Virginia	235	November 2012	47
Denmark	Ballerup	120	November 2011	21
Romania	Bucharest	933	August 2015	188
United Kingdom	Buckinghamshire	15	April 2011	8
United Kingdom	Buckinghamshire	20	November 2011	20
Cyprus	Nicosia	1,152	April 2011	10
Italy	Riccione	200	December 2013	31
Russia	St. Petersburg	698	November 2011	227
Russia	Irkutsk	78	September 2011	18
Russia	Nizhny Novgorod	160	December 2011	44
Russia	Petrozavodsk	50	January 2012	13
Total		6,182		1,240
________________________
(*) Includes related fees such as management fees, parking, etc.

If, in the future, we determine that we need additional space to accommodate our growth, we believe that we will be able to obtain this additional space without difficulty and at commercially reasonable prices. We do not own any real property.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We engage in the IT modernization solutions business and provide professional services and knowledge management solutions.

2010 Highlights. We have experienced a significant decline in our revenues over the past three years, from $91.7 million in 2008 to $77.8 million in 2009 and to $57.1 million in 2010. The decline in our revenues has resulted from the general economic recession and, in particular, its impact on the financial services and banking sector which is our largest market. Approximately 40% of our revenues in 2010 were derived from financial institutions, compared to 44% of revenues in 2009 and 60% in 2008.

Economic conditions in our target markets have experienced a significant prolonged downturn and remain uncertain, particularly with respect to the financial services industry. Challenging economic times have caused, among other things, a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, and reduced corporate profits and capital spending, all of which have had and continue to have a negative effect on our business, results of operations and financial condition. Our services, particularly in modernization projects, deal with customer mission critical applications and encapsulate risk for the customer. Therefore, our customers are more cautious when in entering into these types transactions with us, and consequently, the process for approval and signing of deals may be lengthy and expensive.

In response to these market conditions, we are focusing on providing customers with legacy modernization solutions that have a cost effective impact on the customers’ information technology spending, which is particularly important during difficult economic environment. Our knowledge management solution is an example of our ability to deliver cost effective tools to our customers, improving their employees’ productivity.

We sought to offset the decrease in our revenues by instituting initiatives to reduce costs, improve working capital and mitigate the effects of the different related economic conditions on our business. The number of our employees has decreased from approximately 800 in 2008 to 730 in 2009 and to 550 in 2010. However, we were unable to control our costs in relation to the decline in revenues. Although we sought to reduce our costs during 2010, we performed most of our reductions in workforce in the latter half of 2010, after it had become apparent that revenues were not going to increase based on improvements in the economy generally. Due to this, as well as severance and other termination costs, our labor costs were not reduced commensurate with our reduction in revenues. As labor costs constitute a substantial majority of our costs of revenues, selling and administrative expenses and research and development expenses, we incurred significant losses and negative cash flow in 2010. In addition, a significant portion of the workforce reduction was in our marketing and sales department. We believe such reductions were a factor that contributed to the decrease in our revenues, and our business, operating results, and financial condition may be further adversely affected by the reduction in this portion of our workforce.

In 2010, we entered into an agreement with SDC, one of our customers, pursuant to which we terminated 38 employees previously employed by us in Denmark. As a result, we anticipate a decrease of approximately $5 million to $6 million in our annual revenues resulting from a decrease in revenues from SDC. The aggregate amount paid to us by SDC in 2010, together with software license fees and services fees, was $9.1 million, constituting 15.9% of our consolidated revenues in 2010.

In addition, we sold our holdings in ASNA, including its interest in a Spanish affiliated company, in December 2010, for consideration of $2.0 million.  Of this amount, $1.5 million was paid to us in December 2010, with the remaining $0.5 million being payable in December 2012. As a result of the sale, we recorded a capital loss of $4.0 million.

As a result of a delay in delivery of a large project, we recorded an additional charge of $3.6 million and $2.8 million in 2010 and 2009, respectively.

Our investment in research and development in 2010 amounted to $6.7 million, compared to $11.4 million in 2009 and $18.4 million in 2008. The decrease in software development costs was attributable to the reallocation of human resources from research and development costs to cost of sales and termination of employment of a significant number of employees as part of the continued implementation of our cost savings plan. The decrease in software development costs in 2009 compared to 2008 results from shifting of some of our professionals who focused on research and development in 2008 to turn-key projects in 2009. In the first quarter of 2011, we approved a restructuring plan to be implemented in 2011 which, among other things, is expected to further reduce the number of our employees, including those engaged in research and development activities.

We have also incurred significant chares related impairment losses on our goodwill.  Pursuant to impairment tests performed in 2010, 2009 and 2008, impairment losses of $13.2 million, $5.7 million and $13.3 million, respectively, related to goodwill of our overall IT modernization reporting unit were identified and charged to income. These impairment losses are attributed mainly to the decrease our in revenues and the decline in our stock price.

2010 Adjusted EBITDA. In evaluating our results, we focus on the following key financial and operating data: revenues, gross margin, recurring revenues, cash flow and adjusted EBITDA.

Recurring revenues are analyzed in terms of revenues from products, revenues from professional services based on our tools, revenues based on geography and revenues from maintenance and long term service contracts. We had negative operating cash flow of $7.6 million in 2010. The change in operating cash flow is primarily attributable to the significant decrease in revenues in 2010 compared to 2009 and 2008, while the adjustment to the level of expenses (mainly workforce) lagged behind. We performed most of our reductions in workforce in the latter half of 2010, after it had become apparent that revenues were not going to increase based on improvements in the economy generally. Due to this, as well as severance and other termination costs, our labor costs were not reduced commensurate with our reduction in revenues. As labor costs constitute a substantial majority of our costs of revenues, selling and administrative expenses and research and development expenses, we incurred significant losses and negative cash flow in 2010. Cash flow from operating activities is targeted to be positive, inter alia, by implementing our recently approved restructuring plan, and the reflection of the impact of the cost saving plan implemented during 2009 and 2010. For more information, see “Item 5.B. Liquidity and Capital Resources.”

The non-GAAP measure of “adjusted EBITDA” serves as an additional indicator of our operating performance and not as a replacement for other measures such as cash flows from operating activities and operating income in accordance with GAAP. We believe that adjusted EBITDA is useful to investors as a measure of forward-looking cash flows as it excludes depreciation and amortization, goodwill impairment, stock based compensation and non-recurring charges, such as termination costs and one-time expenses and losses. Stock-based compensation is an incentive for certain individuals who are part of the executive management. They are affected by historical stock prices which are irrelevant to forward-looking analyses and are not necessarily linked to the operational performance. We also believe that adjusted EBITDA is commonly used by analysts and investors in our industry and enables shareholders and potential investors to apply multiples on adjusted EBITDA in making investment decisions with respect to our company. Our management uses the non-GAAP measure of adjusted EBITDA as the main indicator to evaluate operational performance and future cash flow of our business, and to assist management in allocating financial resources and workforce as well as to determine strategic targets and executive management remuneration.

Adjusted EBITDA does not take into account certain items and therefore it has inherent limitations. We obtain our adjusted EBITDA measurement by adding to net earnings (net loss), financial expenses, amortizations, income taxes, financial expenses, results attributed to non-controlling interests and losses on exchange incurred during the year. We exclude from our adjusted EBITDA calculation the effects of non-monetary transactions recorded, such as stock-based compensation, goodwill impairment, one-time charges (like the one-time expenses related to a large project ended during the fourth quarter of 2010, a loss related to the sale of ASNA and employees’ termination expenses related to our cost saving plan. These expenses do not reflect our on-going future operation. To compensate for these limitations, we analyze adjusted EBITDA in conjunction with other GAAP measures and other operating performance measures. Adjusted EBITDA should not be considered in isolation or as a substitute for a GAAP measure. Investors should carefully consider the specific items included in adjusted EBITDA. While adjusted EBITDA has been disclosed to permit a more complete comparative analysis of our operating performance relative to other companies, investors should be cautioned that adjusted EBITDA as reported by us may not be comparable in all instances to adjusted EBITDA as reported by other companies.

The following table provides a reconciliation of net income (loss) to adjusted EBITDA for the periods indicated:

	2010	2009	2008
Net income (loss)	(38,204)	(15,570)	(28,601)
Amortization of intangible assets	7,002	7,926	9,094
Goodwill impairment	13,185	5,670	13,328
Stock-based and non-cash compensation	1,506	2,031	2,824
Cost saving expenses and one-time charges	14,481	6,167	2,339
Loss on sale of subsidiary	3,989	0	0
Net loss from discontinued operation	0	-	8,512
Net income attributed to non-controlling interests	55	305	228
Income tax expenses (benefit)	(133)	(117)	(330)
Financial expenses, net	750	779	1,839
Adjusted EBITDA	2,631	7,191	9,233

The following table provides a reconciliation of cash flow provided by operating activity to adjusted EBITDA for the periods indicated:

	2010	2009	2008
Cash flow provided by operating activity	(7616)	966	902
Financial expenses and other income paid in cash	1,195	802	592
Restructuring expenses and one-time charges paid in cash	14,218	7,213	2,019
Increase (decrease) in trade receivable	(6,990)	(3,017)	4,702
Increase (decrease) other current assets	(442)	(568)	407
Decrease (increase) in trade payables	858	(981)	(992)
Decrease in other accounts payables	945	2,429	744
Income tax paid in cash	463	347	859
Adjusted EBITDA	2,631	7,191	9,233

Consolidation of the Results of Operations of Our Subsidiaries and Acquired Activity

Following is information regarding the consolidation of the results of operations of certain of our subsidiaries and acquired activity during 2008, 2009 and 2010. We began to consolidate the results of operations of each of these subsidiaries and acquired activity when we acquired control in them.

Name of Subsidiary/purchased activity	Beginning Consolidation
TIS Consultants Ltd.	First quarter of 2008
JLC Group business	Second quarter of 2008
Knowledge Management business	Fourth quarter of 2009
Danshir Software Ltd. and Danshir Tmurot Ltd.	First quarter of 2010

Following our board of directors' decision to sell our holdings in our subsidiary, Mainsoft in January 2008, we included Mainsoft’s results in our financial statements as a discontinued operation. Accordingly, all figures in this annual report exclude Mainsoft's results. See Note 15 to our financial statements.

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

We typically sell our software products and services in stand-alone contracts for software product licenses, services, or maintenance and support. A relatively small portion of our arrangements includes multiple elements. These arrangements are usually arrangements in which we sell a software product license and post-contract support, referred to as PCS.

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

Long term contracts accounted for pursuant to FASB ASC Topic 605-35-25 (prior authoritative literature: SOP 81-1, “Accounting for Performance of Construction-Type Contracts”) are contracts in which we sell our software framework, on which material modifications, developments and customizations are performed, to provide the customer with a new and modern IT application with enhanced capabilities that were unavailable in its former legacy system. The services are essential to the functionality of the software and to its compliance with customers’ needs and specifications. Under this method, estimated revenue is generally accrued based on costs incurred to date, as a percentage of total updated estimated costs. Changes in our estimates may affect the recognition of our long-term contract revenues. We recognize contract losses, if any, in the period in which they first become evident. Some of our contracts include client acceptance clauses. In these contracts, we follow the guidance of ASC 985-605-55 (formerly TPA 5100.67) and SAB 104. In determining whether revenue can be recognized, when an acceptance clause exists, we consider our history with similar arrangements, the customer’s involvement in the negotiation process, and the existence of other service providers and the payment terms.

We present revenues from products and revenues from services in separate line items. The product revenues line item includes revenues generated from (i) stand-alone software products; and (ii) software products that were included in multiple-element arrangements and were separated pursuant to ASC 985 as aforementioned.

In the services revenue line item, we include (i) revenues generated from stand-alone consulting services; (ii) revenues generated from stand alone PCS; (iii) revenues accounted for pursuant to ASC 605-35-25; and (iv) revenues generated from PCS included in multiple-element arrangement and were separated pursuant to ASC 985 as aforementioned. We have included all long term contracts arrangements in the service revenue line item since we can not establish VSOE of fair value to neither the service element nor the software element. Our software framework and these kinds of modifications and customizations are not sold separately. Therefore, we can not appropriately justify reflecting the product portion separately in our statement of operations.

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

Goodwill and intangible assets are tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is generally determined using discounted cash flows, market multiples, and market capitalization. Significant estimates used in the fair value methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples of the reportable unit. If these estimates or their related assumptions change in the future, we may be required to record additional impairment charges for our goodwill and intangible assets. These write downs may have an adverse affect on our operating results. Future events could cause us to conclude that impairment indicators exist and that additional intangible assets associated with our acquired businesses are impaired. In addition, we evaluate a reporting unit for impairment if events or circumstances change between annual tests, indicating a possible impairment. Examples of such events or circumstances include: (i) a significant adverse change in legal factors or in the business climate; (ii) an adverse action or assessment by a regulator; (iii) a more likely than not expectation that a portion of the reporting unit will be sold; (iv) continued or sustained losses at a reporting unit; (v) a significant decline in our market capitalization as compared to our book value; or (vi) the testing for recoverability of a significant asset group within the reporting unit.

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

We have one operating segment and one reporting unit related to overall IT modernization. We utilize a two-step method to perform a goodwill impairment review in the fourth quarter of each fiscal year or when facts and circumstances indicate goodwill may be impaired. In the first step, we determine the fair value of the reporting unit using expected future discounted cash flows and estimated terminal values. If the net book value of the reporting unit exceeds the fair value, we would then perform the second step of the impairment test which requires allocation of the reporting unit's fair value of all of its assets and liabilities in a manner similar to a purchase price allocation, with any residual fair value being allocated to goodwill. The implied fair value of the goodwill is then compared to the carrying value to determine impairment, if any. In 2010, 2009 and 2008, we performed impairment tests, and identified impairment losses of $13.2 million, $5.7 million and $13.3 million, respectively, related to goodwill of our overall IT modernization reporting unit, which were charged to operations. We attribute this impairment primarily to the decline in revenues and the decline in prices.

We determine the fair value of a reporting unit using the Income Approach, which utilizes a discounted cash flow model, as we believe this approach best approximates the unit’s fair value. We corroborated the fair values using the Market Approach. Judgments and assumptions related to revenue, gross profit, operating expenses, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. Additionally, we evaluated the reasonableness of the estimated fair value of the reporting unit by reconciling to its market capitalization. This reconciliation allowed us to consider market expectations in corroborating the reasonableness of the fair value of the reporting unit. Following such reconciliation, we found that there was no material difference (approximately 1.4%) between the fair value of the reporting unit and its market capitalization as of December 31, 2010. If our market capitalization stays below the value of our equity, or actual results of operations differ materially from our modeling estimates and related assumptions, we may be required to record additional impairment charges for our goodwill. We will continue to monitor market trends in our business, the related expected cash flows and our calculation of market capitalization for purposes of identifying possible indicators of impairment. Should our book value per share continue to exceed our market share price or we have other indicators of impairment, as previously discussed, we will be required to perform an interim step one impairment analysis, which may lead to a step two analysis resulting in goodwill impairment. Additionally, we would then be required to review our remaining long-lived assets for impairment.

Stock Based Compensation. We account for stock-based compensation to employees in accordance with FASB ASC Topic 718 “Compensation - Stock Compensation.” In the past three years, most of the awards were of restricted stock units (“RSUs”).  RSUs are valued based on the market value of the underlying stock at the date of grant. A small portion of the awards are share options. We measure and recognize compensation expense with respect to share options based on estimated fair values on the date of grant using the Black-Scholes option-pricing model. This option pricing model requires that we make several estimates, including the option’s expected life and the price volatility of the underlying stock.

Income taxes. As a multinational corporation, we are subject to taxation in many jurisdictions, and the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in various taxing jurisdictions. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty.  Accounting for uncertainty in income taxes requires that tax benefits recognized in the financial statements must be at least more likely than not of being sustained based on technical merits. The amount of benefits recorded for these positions is measured as the largest benefit more likely than not to be sustained. Significant judgment is required in making these determinations. As of December 31, 2010, there are no unrecognized tax benefits. Deferred taxes are determined utilizing the “asset and liability” method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, when it is more likely than not that deferred tax assets will not be realized in the foreseeable future. In calculating our deferred taxes we are taking into account various estimations, which are examined and if necessary adjusted on a quarterly basis, regarding our future utilization of future carry forward losses.

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

We use foreign currency options, forward exchange contracts and forward interest rate contracts to assist in managing financial risks. We do not use derivative financial instruments for speculative purposes. These instruments are recognized at fair value, with all changes in fair value recorded in current period earnings, as these transactions have not been designated as hedging instruments under ASC 815.

Recently Issued Accounting Pronouncements

In December 2010, the FASB issued amendments to the disclosure of pro forma information for business combinations. These amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010 (early adoption is permitted). The amendments clarify the acquisition date that should be used for reporting the pro forma financial information disclosures when comparative financial statements are presented. The amendments also improve the usefulness of the pro forma revenue and earnings disclosures by requiring a description of the nature and amount of material, nonrecurring pro forma adjustments that are directly attributable to the business combination. We believe that the adoption will not have a material impact on our consolidated financial statements.

In April 2010, the FASB issued an amendment to the accounting and disclosure for revenue recognition—milestone method. This amendment, effective for fiscal years beginning on or after June 15, 2010 (early adoption is permitted), provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research and development transactions. We believe that the adoption of the amendment will not have a material impact on our consolidated financial statements.

In January 2010, the FASB updated the “Fair Value Measurements Disclosures”. More specifically, this update requires (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements, and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. As applicable to us, this became effective as of the first interim or annual reporting period beginning after December 15, 2009, except for the gross presentation of the Level 3 roll forward information, which is required for annual reporting periods beginning after December 15, 2010 and for interim reporting periods within those years. As applicable to us, the adoption of the new guidance did not have a material impact on our consolidated financial statements.

In October 2009, the FASB issued amendments to the accounting and disclosure for revenue recognition. These amendments, effective for fiscal years beginning on or after June 15, 2010 (early adoption is permitted), modify the criteria for recognizing revenue in multiple element arrangements and require companies to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. Additionally, the amendments eliminate the residual method for allocating arrangement considerations. We believe that the adoption will not have a material impact on our consolidated financial statements.

Our Reporting Currency

The currency of the primary economic environment in which the operations of BluePhoenix and most of its subsidiaries are conducted is the U.S. dollar. In addition, a substantial portion of our revenues and costs are incurred in dollars. Thus, the dollar is our functional and reporting currency.

We follow FASB ASC Topic 830 “Foreign currency translation” and accordingly non monetary transactions denominated in currencies other than the dollar are measured and recorded in U.S. dollar at the exchange rates prevailing at transaction date. Monetary assets and liabilities denominated in currencies other than the dollar are translated at the exchange rate on the balance sheet date. Exchange gain or losses on foreign currency translation are recorded in income.

Following is a summary of the most relevant monetary indicators for the reported periods:

For the year ended December 31,	Inflation rate in Israel	Revaluation of NIS against the US$	Devaluation of euro against the US$
	%	%	%
2008	3.8	1.1	5.6
2009	3.9	0.7	(3.3)
2010	2.7	6.0	(8.0)

A.	Operating Results

The following table presents the percentage relationships of certain items from our consolidated statement of operations, as a percentage of total revenues for the periods indicated:

Statement of Operations Data as a Percentage of Revenues:
		Year ended December 31,
	2010	2009	2008
	%	%	%

Revenues	100.0	100.0	100.0
Cost of revenues	73.9	57.7	50.2
Gross profit	26.1	42.3	49.8
Research and development costs	11.7	14.7	20.0
Selling, general, and administrative expenses	50.0	39.1	35.3
Loss on sale of subsidiary	7.0
Goodwill impairment	23.1	7.3	14.5
Operating income (loss)	(65.7)	(18.8)	(20.0)
Financial expenses, net	1.3	(1.0)	(2.4)
Other income, net	-	-	0.4
Income (loss) before taxes on income	(67.0)	(19.8)	(22.0)
Income tax (expense) benefit	0.2	0.2	0.4
	(66.8)	(19.6)	(21.6)
Equity in earnings of affiliated companies, net	-	-	(0.1)
Net loss from continued operation	(66.8)	(19.6)	(21.7)
Loss from discontinued operation	-	-	(9.3)
Net loss	(66.8)	(19.6)	(31.0)
Net results attributable to non-controlling interests	(0.1)	(0.4)	(0.2)
Net loss attributable to BluePhoenix’ shareholders	(66.9)	(20.0)	(31.2)

Years Ended December 31, 2010 and 2009

Revenues. Revenues decreased 27% from $77.8 million in 2009 to $57.1 million in 2010. The decrease is mainly attributable to the decline in the number of our customers, as well as the decrease in prices, mostly in our legacy modernization projects.

Our revenue is dependent upon the strength of the worldwide economy. In particular, we depend upon our customers making continuing capital investments in information technology products. These spending levels are impacted by the worldwide level of demand for enterprise legacy IT modernization solutions and services. Demand for these is normally a function of prevailing global or regional economic conditions and is negatively affected by a general economic slow-down as consumers reduce discretionary spending on information technology upgrades. Although there have been indications that the economy may be improving in many areas, this has not resulted in an increase in purchases by our customers. Our results were particularly affected due to declines in our target market of the financial services industry. In 2010 and 2009, approximately 40% and 44% of our revenues, respectively, was derived from the financial services industry. We believe that the financial services industry continues to be adversely affected by difficult economic conditions.

We have identified delays in purchase order placement and longer sales cycles from our customers.  The negotiation process with our customers in the financial services industry has developed into a lengthy and expensive process. In addition, some of our customers have delayed or cancelled information technology projects or are seeking to lower their costs which has resulted in reduced prices being paid for our products. Customers with excess information technology resources have chosen and may continue to choose to develop in-house software solutions rather than obtain those solutions from us.

Revenues generated from our products (software licenses) were $7.9 million in 2010 and $6.8 million in 2009. Revenues generated from our services decreased by 31%, from $71.0 million in 2009 to $49.2 million in 2010.

Our revenues are generated from long term services and maintenance contracts, and from legacy systems modernization (turn-key projects, products and related maintenance). We continued to suffer from a decrease in the revenues generated from legacy systems modernization in 2010, which decreased from $34.6 million in 2009 to $14.7 million in 2010. As a percentage of revenues, revenues from legacy modernization decreased from 44% of revenues in 2009 to 26% of revenues in 2010, most of which is attributable to a decrease in revenues from turn-key projects.

The table below presents the breakdown of our revenues based on the location of our customers for the periods indicated:

	2010	2009	2008
	%	%	%
North America	25	36	25
Europe (other than Denmark)	32	34	44
Denmark	16	13	12
Israel	23	13	12
Other	4	4	7

Total	100	100	100

Revenues from customers located in North America decreased in 2010 compared to 2009 due to a decrease in revenues from legacy system modernization. The increase in the percentage of revenues from customers located in Israel was attributed to, among others, our purchase of the KM business.

Gross Profit. As a percentage of revenues, gross profit was 26% in 2010 compared to 42% in 2009. The decrease is attributable to:

•	a significant decrease in revenues in 2010 compared to 2009;

•
a reduction in our cost of revenues lagging behind the decrease in our revenues, which was due to our workforce reductions occurring in the latter half of 2010, after it had become apparent that revenues were not going to increase based on improvements in the economy generally, and our incurring severance and other termination costs in connection with the workforce reduction;

•	an additional expense of $3.6 million incurred during 2010 relating to a delay in delivery of a large project;

•	pricing pressures in attracting new customers; and

•	a reallocation of human resources from research and development costs to cost of sales.

Cost of revenues. Cost of revenues consists of salaries, amortization of intangible assets, fees paid to independent subcontractors and other direct costs. Cost of revenues decreased by 6% from $45.0 million in 2009 to $42.0 million in 2010. This decrease resulted from the reduction in our workforce. The number of our technical expert employees decreased from approximately 430 in 2009 to 385 in 2010. Cost of revenues as a percentage of revenues increased from 58% in 2009 to 74% in 2010. This increase was attributable to the significant decrease in revenues in 2010 compared to 2009. Although we sought to reduce our costs during 2010, we performed most of our reductions in workforce in the latter half of 2010, after it had become apparent that revenues were not going to increase based on improvements in the economy generally. Due to this, as well as severance and other termination costs, our labor costs were not reduced commensurate with our reduction in revenues. In addition, we incurred $3.6 million of costs during 2010 due to a delay in delivery of a large project and costs associated with the reallocation of human resources from research and development costs to cost of sales.

Research and development costs. Research and development costs consist of salaries and consulting fees that we pay to professionals engaged in the development of new software tools and related methodologies. Our development costs are allocated among our modernization suite of tools and are charged to operations as incurred. Research and development costs decreased by 41% from $11.4 million in 2009 to $6.7 million in 2010, mainly as a result of reduction in our research and development activities, shifting of our research and development activities to our cost-effective off-shore centers, reallocation of professional human resources from research and development to the delivery of turn key projects and termination of employment of a significant number of employees. The number of employees in research and development has been decreased from approximately 190 in 2009 to 85 in 2010. As a percentage of revenues, research and development costs decreased from 15% in 2009 to 12% in 2010.

Selling, general, and administrative expenses. Selling, general, and administrative expenses consist primarily of wages and related expenses, travel expenses, sales commissions, selling expenses, marketing and advertising expenses, rent, insurance, utilities, professional fees, depreciation and amortization. Selling, general, and administrative expenses decreased by 6% from $30.4 million in 2009 to $28.6 million in 2010. This decrease is attributable to the dismissal of employees in connection with our cost savings plan which we continued to implement in 2010. The number of employees employed by us in selling, general, and administrative has been decreased from approximately 115 in 2009 to 80 in 2010. As a percentage of revenues, selling, general and administrative expenses increased from 39% in 2009 to 50% in 2010 as a result of the significant decline in revenues in 2010 and the high costs of our cost saving plan relating to the severance pay for dismissed employees. Expenses for doubtful accounts increased from $0.9 million in 2009 to $2.0 million in 2010, based on a quarterly reassessment.

Goodwill impairment. Our intangible assets are tested for impairment on an annual basis or whenever events or circumstances indicate impairment may have occurred. In 2010 and 2009, we performed impairment tests. An impairment loss of $13.2 million was identified in 2010 and attributed to goodwill of our overall IT modernization reporting unit, which was charged to operations, compared to an impairment loss of $5.7 million identified in 2009. We attribute this impairment to the decline in the number of modernization projects performed by us and the decline in prices for our products, resulted from the continuing effect of the global economic and financial downturn and market uncertainty, which caused a significant decrease in our revenues.

Loss on sale of subsidiary. Loss on sale of our subsidiary, ASNA, in 2010 was $4.0 million, mostly derived from the realization of goodwill in the amount of $2.2 million and other intangible assets of $2.1 million. ASNA was a non-core activity and we had not successfully integrated its business into ours.

Financial expenses, net. Financial expenses decreased from $779,000 in 2009 to $750,000 in 2010. The decrease in financial expenses is mostly attributable to adjustment to foreign currency translation that was offset by a decrease in interest expenses and expenses related to derivative financial instruments and realized gain on marketable securities. The derivative is presented at fair value and all changes in fair value are recorded as non cash financial income/expenses, as applicable. Financial income attributed to the warrants issued by us in recent years was similar to 2009 at $1.5 million. This financial income attributed to the warrants is treated under ASC 815-40-15, under which as of January 1, 2009, the warrants (ratchet down of exercise price based upon lower exercise price in future offerings), which are not indexed to our own stock and therefore are a derivative financial liability, are bifurcated and separately accounted for and being recorded.

Income tax benefit. In 2010, we had income tax benefits of $133,000 compared to $117,000 in 2009. The tax benefits for 2010 are compounded from $133,000 current tax expenses offset by $87,000 deferred taxes (which represent our estimated tax benefits for future years) and $179,000 tax benefits related to previous years. We have net operating losses carried forward for tax purposes in the amount of $70 million. We have deferred tax asset at an amount of $1.8 million.

Net income attributable to non-controlling interests. Non-controlling interest in earnings in 2010 was $55,000 compared to $295,000 in 2009, and represented the non-controlling share in the net profit of our subsidiaries, Liacom Systems Ltd. and Zulu Software Inc. The decrease in non-controlling interest results from the decrease in the net profit of these subsidiaries.

Years Ended December 31, 2009 and 2008

Revenues. Revenues decreased by 15% from $91.7 million in 2008 to $77.8 million in 2009. The decrease was mainly attributable to the global economic and financial crisis which caused a decrease in demand from existing customers for our consulting services and pricing pressure in attracting new customers for our legacy modernization projects. The majority of our projects are specifically tailored and negotiated separately, and therefore, the lack of uniform rates and price lists makes us unable to quantify the decrease in pricing.

Revenues generated from our services decreased by 16%, from $84.9 million in 2008 to $71.0 million in 2009. This decrease was attributable to a decrease in demand by existing customers for consulting services. Revenues generated from our products (software license) were $6.8 million in each of 2009 and 2008.

Our revenues are generated from long term services and maintenance contracts, and from legacy systems modernization (turn-key projects, products and related maintenance). Revenues generated from legacy modernization decreased from $37.6 million in 2008 to $34.6 million in 2009. As a percentage of revenues, revenues from legacy modernization increased from 41% of revenues in 2008 to 44% of revenues in 2009. Approximately 44% of our revenues in 2009 were derived from financial institutions compared to 60% of revenues in 2008.

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

Goodwill impairment. In 2009 and 2008, we performed impairment tests. An impairment loss of $5.7 million was identified in 2009 attributed to goodwill of our overall IT modernization reporting unit, which was charged to operations, compared to an impairment loss of $13.3 million identified in 2008. We attribute this impairment to the global economic and financial market crisis, which had a negative effect on our business primarily as a result of the negative equity market conditions which caused a material decline in industry market multiples starting the second half of 2008.

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

Private Placements

In 2004, we completed a $5 million private placement of convertible debentures and warrants to institutional investors. Pursuant to our agreement with the institutional investors, in March 2006, the institutional investors exercised their right to purchase from us, for an aggregate purchase price of $3 million, additional convertible debentures due in 2009. In 2008, the institutional investors converted the entire principal amount of the debentures into 1,620,790 of our ordinary shares. As of March 20, 2011, warrants exercisable into 200,00 ordinary shares were outstanding. These warrants are exercisable until September 2011, at an adjusted exercise price of $6.31 (the exercise price was adjusted pursuant to anti dilution provisions triggered by the private placement that took place in October 2009).

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

In October 2009, we completed a $4.2 million private placement of ordinary shares and warrants issued to institutional investors. Under the Securities Purchase Agreement entered into with the institutional investors, we sold to the investors 1,364,575 ordinary shares at a purchase price of $3.05 per share. The investors were also granted 818,745 Series A Warrants exercisable until October 2014, at an exercise price of $3.95. Other warrants issued to the investors already expired.  As agreed with the investors, we registered the shares purchased by the investors and those underlying the warrants for resale under an effective registration statement.

Other Financing Arrangements

In order to improve our liquidity, we entered into sale of receivables’ agreements with a number of institutions, with regard to some of our customers, pursuant to which, control, credit risk and legal isolation of those trade receivables were fully transferred. This facility enables us to receive short term financing from time to time, as the related costs of the financing are similar to the costs of credit lines from banks, and no covenants are required. The balance of sold receivables as at the end of each fiscal quarter in 2010 was $9.7 million, $8.2 million, $6.2 million and $5.6 million. The balance of sold receivables as at the end of each fiscal quarter in 2009 was $6.6 million, $8.8 million, $8.2 million and $9.9 million. In 2010, $24.7 million of receivables were sold. Of this amount, $23.6 million was collected by the financial institutions as of March 20, 2011.

We have entered into credit facilities with Bank Discount Le’Israel Ltd., Bank Ha’Poalim Ltd., the First International Bank Ltd. and Bank Leumi Le’Israel Ltd. The aggregate amount outstanding under these credit facilities as of December 31, 2010 and as of March 25, 2011, was $14.3 million and $12.3 million, respectively. We use these credit facilities to finance ongoing operations and to make contingent consideration payments. In connection with these credit facilities, we are committed to the banks for certain covenants related to our operations, such as

•	maintaining a minimum level of shareholders’ equity of not less than a rate between 40% to 60% of our total assets and not less than $50 million to $70 million;

•	maintaining a minimum level of tangible shareholders’ equity not to exceed a deficit of between $30 million and $12 million;

•	maintaining a cash balance of $10 million;

•	maintaining a level of EBITDA in four sequential quarters of not less than $5 million;

•	maintaining maximum amount of financial debt of no more than $35 million and no more than 40% of our total assets; and

•	maintaining a ratio of our bank liabilities to current assets, excluding other current assets, of no more than 40%.

Based on our operating results for 2010, we failed to meet the covenants that require our accumulated EBITDA for the last subsequent quarter to be not less than $5 million and that our shareholders’ equity be not less than $50 million to $70 million (depending on the bank's requirements). As a result, one of the banks requested that we accelerate the repayment of our loan in the amount of $2.5 million. Accordingly, this loan is payable in installments until full repayment in the original maturity date, in September 2011, rather than the whole amount payable in September 2011.

We are currently in the process of negotiating a revised set of covenants with the other banks, which will reflect our current level of operations. In addition, as part of our new arrangements with the banks, we have been requested to provide the banks a floating charge on our assets and a fixed charge on our goodwill, as well as certain other fixed charges. However, we cannot assure you that we will be able to reach an agreement with the banks, and if we enter into such agreement, that it would be on favorable terms to us. Our ability to restructure or refinance our credit facilities depends on the condition of the capital markets and our financial condition. Any refinancing of our existing credit facilities could be at higher interest rates and may require us to comply with different covenants, which could restrict our business operations.

If we are unsuccessful in restructuring our credit facilities, the banks could accelerate all of our outstanding debt and we would encounter difficulties in funding our operations.  As a result, we could be required to dispose of material assets or operations or raise alternative funding through the issuance of debt or equity securities. There is no assurance that we would be able to consummate such dispositions or that we will be able to raise additional cash or obtain financing through the public or private sale of debt or equity securities in terms that are favorable to us or advantageous to our existing shareholders.

If we fail to restructure or otherwise repay our debt, or if we are required to use a significant portion or all of our cash and current assets to repay our debt, our business, financial condition and results of operations would be materially adversely affected.

Cash and Cash Equivalents

As of December 31, 2010, we had cash and cash equivalents of $12.3 million and working capital of $647,000. As of December 31, 2009, we had cash and cash equivalents of $22.3 million and working capital of $27.6 million. The working capital decreased primarily due to the reclassification of long-term loans as short-term loans as result of the failure to meet the financial covenants and the decrease in the trade receivables.

Net cash used in operating activities in 2010 was $7.6 million. Net cash provided by operating activities in 2009 was $966,000 and in 2008, $902,000. The change is primarily attributable to the significant decrease in revenues in 2010 compared to 2009 and 2008, while the adjustment of the level of expenses (mainly workforce) lagged behind. We performed most of our reductions in workforce in the latter half of 2010, after it had become apparent that revenues were not going to increase based on improvements in the economy generally. Due to this, as well as severance and other termination costs, our labor costs were not reduced commensurate with our reduction in revenues. As labor costs constitute a substantial majority of our costs of revenues, selling and administrative expenses and research and development expenses, we incurred significant losses and negative cash flow in 2010. The negative change in cash flow was partially offset due to changes in operating assets and liabilities that provided $5.7 million in 2010 compared to $2.2 million in 2009. Trade receivables decreased by $7.0 million, due to the decrease in the revenues and the collection of account receivables. This was partially offset by a decrease in trade payables and other payables at an amount of $1.8 million. Other receivables decreased by $400,000.

Net cash used for investment activities was $1.6 million in 2010 compared to $11.9 million in 2009. Cash used for investment activities includes investments in fixed assets of $358,000 in 2010 compared to $589,000 in 2009, investments in newly consolidated activity of $702,000 in 2010 compared to $2.5 million in 2009, contingent consideration for previously purchased subsidiaries and activities of $1.9 million in 2010, compared to $8.9 million in 2009and proceeds from sale of subsidiary of $1.2 million in 2010.

Net cash used in financing activities was $773,000, in 2010, representing repayment of net loans to banks. Net cash provided by financing activities in 2009 was $2.9 million, representing $4.1 million received from the private placement consummated in October 2009, offset by $1.2 million which consist from $1.1 million repayment of net loans to banks and $0.1 million other payments.

Capital Expenditures

Our capital expenditures include the consideration paid for acquired activities and technologies. For more information about our investments and acquisitions, see “Item 4.B. Business Overview–Investments and Acquisitions.”

In 2010, we paid $702,000 for the purchase of certain business activities of Danshir Software Ltd. and Danshir Tmurot Ltd. and $1.9 million as additional consideration with regard to the acquisition of BridgeQuest, TIS and KMS acquired in previous years.

In addition, we received proceeds from a sale of a subsidiary in an amount of $1.2 million.

In 2009, we paid an aggregate of $8.9 million as contingent consideration with regard to the acquisition of BridgeQuest, TIS, Codestream, I-Ter and JLC, and $2.5 million for the newly acquired knowledge management business.

In January 2011, we paid the final payment with regard to the TIS contingent consideration settlement in the amount of $1.2 million.

Investment in property and equipment required to support our software development activities was comprised mainly of computers and peripheral equipment and was $358,000 in 2010 and $589,000 in 2009. The decrease in 2010 was primarily the result of the implementation of our cost savings plan.

In 2009, we repurchased 44,994 of our shares for an aggregate amount of $83,000. In 2010, we did not repurchase any of our shares. The repurchases in 2009 were made in accordance with the resolution of our board of directors adopted in March 2008 authorizing the repurchase of our shares, subject to market conditions, under our existing buy-back programs. As of December 31, 2010, we had repurchased an aggregate of 2,371,240 of our ordinary shares under our buy-back programs, for an aggregate of approximately $15.2 million. Some of the repurchased shares were allotted to employees and consultants in connection with the exercise of options and vesting of RSUs under our option and award plans. Under our buy-back programs, we may purchase our shares from time to time, subject to market conditions and other relevant factors affecting us. Under the Israeli Companies Law, 1999, referred to as the Companies Law, the repurchased shares held by us do not confer upon their holder any rights. The first buy-back program adopted in May 1998 enables us to purchase our shares, utilizing up to $5 million. Under the second buy-back program adopted in September 1998, and amended in May 1999, we may purchase, up to an additional 2,000,000 ordinary shares. We do not currently intend to make any additional repurchases under these two buy-back programs. The closing price of our ordinary shares as quoted on the NASDAQ Global Market on March 21, 2011 was $1.76.

Following our failure to meet certain of our financial covenants included in our credit facilities, we are currently seeking to restructure the terms of our credit facilities and negotiate revised agreement the banks. See “Liquidity and Capital Resources – How We Have Financed Our Business – Other Financing Arrangements.”

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

2009 Warrants

In October 2009, as part of a $4.2 million private placement, we issued to institutional investors 818,745 Series A Warrants exercisable until October 2014, at an exercise price of $3.95.  The exercise price of the warrants is subject to adjustment in certain events. Other warrants issued to the investors already expired.

As agreed with the investors, we registered the shares underlying the warrants for resale under an effective registration statement.

Registration Rights Agreement

In October 2002, we granted certain registration rights to Formula Systems (1985) Ltd., or Formula, our former controlling shareholder, Mr. Arie Kilman and another shareholder of Liraz, in a Share Exchange Agreement with those shareholders. Under this registration rights agreement, if we propose to register our ordinary shares under the Securities Act, each of these holders may request that we register his shares as well, subject to certain limitations. We shall bear all expenses in connection with the registration, provided that all underwriting commissions shall be paid by the holders selling shares with respect to their shares sold. In 2007, Formula waived its rights under this agreement in connection with the sale of its shares of BluePhoenix.

Chief Scientist

Two of our subsidiaries have entered into agreements with the Office of the Chief Scientist, or OCS. These subsidiaries are obliged to pay royalties to the OCS at a rate of 3% on sales of the funded products, up to 100% of the dollar-linked grant received in respect of these products from the OCS. As of December 31, 2010, the contingent liability amounted to $330,000.

Ministry of Production in Italy

During 2007, our subsidiary, I-Ter, received an amount of $585,000 from the Ministry of Production in Italy for I-Ter's Easy4Plan product. Easy4Plan is a workflow management tool designed for ISO9000 companies. 36.5% of the funds received constitute a grant, and the remaining 63.5%, is a 10-year loan to be repaid by I-Ter in annual installments until September 2018. The loan bears a minimal annual interest of 0.87% and is linked to the euro. As of March 20, 2011, the remaining loan balance was $330,000.

Customers’ Bank Guarantees

Under agreements between us and certain of our customers, we undertook to provide these customers with bank guarantees for the assurance of performance of our obligations under our agreements with such customers. As of December 31, 2010, there were outstanding bank guarantees on our behalf for our customers in the aggregate amount of $178,000.

Operating Leases

We are committed under operating leases for rental of office facilities, vehicles, and other equipment for the years 2011 until 2015. Annual rental fees under current leases are approximately $ 1.24 million. In connection with the office leases, we issued bank guarantees of $152,000 in the aggregate.

Indemnification of Office Holders

We entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to certain limitations. For more information, see “Item 7.B. Related Party Transactions – Indemnification of Office Holders.”

Effective Corporate Tax Rates

Following the tax reform enacted in 2003, an Israeli company is subject to tax on its worldwide income. An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid by the subsidiary in its country of residence, subject to certain conditions. Israeli tax payers are also subject to tax on income from a controlled foreign corporation, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary, if such subsidiary’s primary source of income is a passive income (such as interest, dividends, royalties, rental income, or capital gains)

On January 1, 2006, an additional tax reform was passed relating primarily to profits from investments. The main goal of the reform was to unify the tax rates applicable to profits from investments, such as interest, capital gains, and dividends. Under the reform, the tax rates applicable to companies were reduced to 25% in 2010 and 24% in 2011. The corporate tax rate is scheduled to be further reduced to 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016. There is a bill of legislation, not yet effective, pursuant to which the reduction in corporate tax rate would be postponed for one year, beginning 2012, such that  the corporate tax rate would be 24% in 2012, 23% in 2013, 22% in 2014, 21% in 2015, 20% in 2016 and 18% in 2017.

Our international operations are taxed at the local effective corporate tax rate in the countries of our subsidiaries’ residence.

C.	Research and Development, Patents and Licenses

For a description of our research and development activities, see “Item 4.B. Business Overview – Research and Development.”

D.	Trend Information

As discussed above, we have incurred significant losses and negative cash flows from operations in the past. These results have had a negative impact on our financial condition, including our failure to meet certain covenants included in our existing credit facilities. There can be no assurance that our business will become profitable in the future, that additional losses and negative cash flows from operations will not be incurred, that we will be able to satisfy the covenants in our credit facilities, that we will be able to reduce operating expenses or that we will be able to find alternative financing if necessary.

Our revenue is dependent upon the strength of the worldwide economy. In particular, we depend upon our customers making continuing capital investments in information technology products, such as those marketed and sold by us. These spending levels are impacted by the worldwide level of demand for enterprise legacy IT modernization solutions and services. Demand for these is normally a function of prevailing global or regional economic conditions and is negatively affected by a general economic slow-down as consumers reduce discretionary spending on information technology upgrades.

Our results were particularly affected due to declines in our target market of the financial services industry. In 2010 and 2009, approximately 40% and 44% of our revenues, respectively, was derived from the financial services industry. We believe that the financial services industry continues to be adversely affected by difficult economic conditions.

We have identified and continue to experience delays in purchase order placement by our customers and longer sales cycles. We believe that the significant downturn in the economy caused our customers to react by reducing their capital expenditures in general or by specifically reducing their spending on information technology. The negotiation process with our customers has developed into a lengthy and expensive process. In addition, many of our customers have delayed or cancelled information technology projects. Customers with excess information technology resources have chosen and may continue to choose to develop in-house software solutions rather than obtain those solutions from us. Moreover, competitors may respond to challenging market conditions by lowering prices and attempting to lure away our customers.

In addition, our customers may face issues gaining timely access to sufficient credit, which could result in an impairment of their ability to make timely payments to us. If that were to occur, we may be required to increase our allowance for doubtful accounts and our results would be negatively impacted.

E.	Off-Balance Sheet Arrangements

None.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2010:

	Payment due by period
Contractual Obligations	Total	Less than 1 year	1–2 years	3-5 years	More than 5 years
	In thousands $

Contingent Consideration	1,483	1,483	-	-	-

Operating Lease Obligations	4,395	2,160	1,744	491	-

Loans from Banks	14,629	14,363	82	122	62

Total	20,507	18,006	1,826	613	62

The above table does not include royalties that we may be required to pay to the OCS and that may reach, in the aggregate, as of December 31, 2010, $330,000. For more information about grants received from the OCS, see “Item 4.B. Business Overview – Research and Development.” We are unable to reasonably estimate the amounts that we will eventually be required to pay to the OCS, if at all, and the timing of such payments, since these payments depend on our ability to sell products based on the OCS-funded technologies and the timing of such sales, if any.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

A.	Directors and Senior Management

The following table describes information about our executive officers and directors as of March 20, 2011.

Name	Age	Position

Eric Green	54	Chairman of the Board
Arie Kilman	58	Chief Executive Officer
Nir Peles	37	Chief Financial Officer
Michael Chill (1)(2)(3)	44	Director
Sam Somech (1)(2)(3)(4)	58	Director
Yaron Tchwella	50	Director and Executive Vice President Business Development
Zvi Peled(1)(2)	61	Director
Shimon Bar-Kama(2) (4)	58	Director
Yael Peretz	37	General Counsel
Greg Schottland	43	General Manger, Legacy Modernization Division
Spencer Clarkson	44	General Manager, Professional Services Division
Nir Lavion	46	General Manager, Knowledge Management Division
Avishai Shafir	39	Vice President, Marketing
________________

(1)	Member of the audit committee.
(2)	Independent director under The NASDAQ Global Market listing requirements.
(3)	An outside director.
(4)	Member of the compensation committee.

Eric Green has served as a director and chairman of our board of directors since January 2011. Mr. Green has served since 2001 as a managing director at Prescott Group Capital Management LLC, a public equity investments company. Prescott Group is our largest shareholder. Prior to joining Prescott Group, Mr. Green was co-founder of ELT, Inc., a privately held US technology company. Mr. Green was responsible for strategic planning, sales, marketing and product/business development at ELT. Mr. Green is a Series 65 Certified Investment Advisor under the US Uniform Investment Adviser Law. Mr. Green holds a B.S. in business administration from Oklahoma State University.

Arie Kilman has served as our chief executive officer since April 2010.  Prior to that, Mr. Kilman served as executive chairman of our board of directors from January 2009 until April 2010. Before that, Mr. Kilman served as our chief executive officer and director since May 2003 and until January 2009. Mr. Kilman has also served as director, president and chief executive officer of certain of our subsidiaries. Mr. Kilman holds a BA degree in economics and computer science from New York Institute of Technology.

Nir Peles has served as our chief financial officer since May 2010. Between the years 2007and 2010, Mr. Peles served as a business development manager at Shiraz Investments, a privately-held investment company. Prior to that Mr. Peles worked as senior manager at the BDO Consulting Group, a corporate finance advisory company related to our auditors, Ziv Haft, BDO, and served as analyst at SYS LTD., an Israeli business consulting company. Mr. Peles holds a BA in economics and accounting from the Hebrew University, an MBA from Tel Aviv University and MA in law from Bar-Ilan University. Mr. Peles is a certified public accountant in Israel.

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

Sam Somech has served as one of our outside directors and a member of our audit committee since January 2009 and has served as a member of our compensation committee since January 2011. Since 2007, Mr. Somech has served as a chairman of the boards of directors of Corelsense, Inc., Action Base, Inc., and GigaSpaces, Inc. Mr. Somech has also served as a director of Super Derivatives, Inc. since 2004. Between 2007 and 2010, Mr. Somech also served as director of Dapper, Inc.. In 2004, Mr. Somech co-founded Itemfield, Inc. (which was later sold to Informatica, Inc.) and served as its chief executive officer from its inception until 2006. Previously, Mr. Somech served as president and chief technology officer of Cicero, Inc., a public company traded on the NASDAQ, which he co-founded in 1995. Prior to that, Mr. Somech founded and served as chief executive officer of Data Voice Systems, Inc. Mr. Somech holds a B.S. in electrical engineering from the Technion, Israel Institute of Technology, an M.Sc. in computer science from Columbia University and an MBA from Baruch College.

Yaron Tchwella has served as our director since January 2011, and has also served as vice president business development since August 2010. Prior to that, between January 2009 and April 2010, Mr. Tchwella served as our chief executive officer, after he joined our company as President in August 2008.  Mr. Tchwella served during 2007 and 2008 as president of Comverse Inc. Prior to this position and as part of his 11 years at Comverse, Mr. Tchwella served as president of the Messaging Division and a member of the executive management team at Comverse. He has also held various executive managerial positions within the product, delivery and customer-facing organizations. Prior to joining Comverse, Mr. Tchwella held engineering and managerial positions over a 13-year period at Advanced Technology Ltd., known today as Ness Technology. Mr. Tchwella holds a BSc in electrical engineering from Tel Aviv University.

Zvi Peled has served as our director and member of our audit committee since January 2011. Mr. Peled has served since October 2008 as chief executive officer of Apollo Network Services Ltd., an Israeli private company which manages projects in the field of defense, energy and transportation. Prior to that, from 2005 through 2008, Mr. Peled served as executive vice president, strategic planning of Asia Global Technologies Ltd., a private company in the field of homeland security and intelligence. From 1999 through 2005, Mr. Peled served as chief executive officer of Flash Networks Ltd. From 1998 through 1999, Mr. Peled served as president and chief executive officer of Geotek Technology Inc., a US private company. Mr. Peled holds a B.S. in electronic engineering from the Technion, Israel Institute of Technology.

Shimon Bar-Kama has served as our director and member of our compensation committee since January 2011. Mr. Bar-Kama is a controlling shareholder of Paragon Systems Marketing Ltd., a consultancy company acting primarily in the fields of marketing, business development and business planning. Mr. Bar-Kama has served as director and general manager of Paragon since 1991.  From 2002 through 2004, Mr. Bar-Kama served as vice president marketing and sales of Soltam Systems Ltd.  Prior to that, from 1999 through 2002, Mr. Bar-Kama served as chief executive officer of Multi Vision Technology Ltd. Mr. Bar Kama also served as outside director of several public Israeli companies, including TAT Technologies Ltd., Orbit-CS Ltd. and Dirom Ltd. Mr. Bar-Kama holds a BSc. in aeronautical engineering from the Technion, Israel Institute of Technology.

Yael Peretz has joined our company as legal advisor in 2000 and serves as our vice president general counsel. Prior to joining BluePhoenix, Ms. Peretz worked as a lawyer with Shine, Hunter & Martin, a law firm. Ms. Peretz holds an LLB from the Hebrew University in Jerusalem and an MA in business administration from Tel Aviv University. Ms. Peretz is a member of the Israel Bar.

Greg Schottland has served as general manager of our legacy modernization division since 2010. Prior to that, between 2007 and 2010, Mr. Schottland served as our vice president of North America sales. Between 2005 and 2007.  Mr. Schottland served as president of a United Kingdom company, CodeStream Software Ltd. (formally known as Xitec Software), who’s business was acquired by BluePhoenix in 2006.  Between 1991 and 2001, Mr. Schottland founded and led Advanced Software Technologies Inc., a Colorado based    object-oriented software design tools provider. Prior to that, Mr. Schottland has worked for Bell Laboratories, Lockheed Martin and IBM in both technical and business related positions. Mr. Schottland holds an M.S. in Computer Science from the University of Illinois and a B.S. in Business from the University of Colorado.

Spencer Clarkson has served as general manager of our professional services division since 2010. Prior to that, during 2009, Mr. Clarkson served as general manager of our operations in the United Kingdom. Mr. Clarkson joined our company in 1995 and held numerous positions of both a technical and managerial nature within the company. Prior to joining BluePhoenix, Mr. Clarkson held a number of technical positions at Friends Provident, a large life and pensions company in the United Kingdom. Mr. Clarkson holds a joint honors degree in mathematics and computer sciences from Liverpool University

Nir Lavion  has served as general manager of our knowledge management division since it was acquired by us from DSKnowledge Ltd. in December 2009. Between March 2008 and December 2009, Mr. Lavion served as chief executive officer of DSKnowledge. Prior to that, Mr. Lavion was the Wintel division manager at Team Computers and Systems and a co- founder and chief executive officer of the We! Consulting Group. Mr. Lavion holds a BA in business administration from the University of New England (Boston).

Avishai Shafir has served as our vice president marketing since January 2010. Mr. Shafir joined our company in 2007 as director of product management. Between 1999 and 2007, Mr. Shafir served in various technical and marketing positions in Magic Software Ltd., an Israeli company traded on NASDAQ and TASE. Mr. Shafir holds an MBA from the College of Management in Rishon Lezion, Israel and B.A in business management and marketing from Bar Ilan University in Israel.

B.	Compensation

In 2010, we undertook to pay all of our directors and executive officers, as a group (14 persons), aggregate remuneration of approximately $2.2 million. This amount includes cash –bonuses and amounts set aside or accrued to provide pension, social security or similar benefits. This amount does not include amounts expended by us for automobiles made available to our officers and expenses reimbursed to officers (including business travel, professional and business association dues and expenses), RSUs and stock option expenses. During 2010, we granted to all of our directors and executive officers, as a group (14 persons), an aggregate of 762,132 RSUs and options to purchase an aggregate of 40,000 ordinary shares.

Under Israeli law, we are not required to disclose, and have not otherwise disclosed, the compensation of our senior management and directors on an individual basis, except for Mr. Tchwella, our vice president business development and a member of our board of directors, whose compensation was approved by our shareholders.

We maintain written employment agreements or consultancy agreements with our officers. The employment and consultancy agreements are mostly not for a specific term and we may terminate them upon prior notice of up to nine months. If we terminate the employment or consultancy agreements, we shall be required to pay the usual severance pay in accordance with applicable law. In certain cases, we shall be required to pay additional severance pay equal to salary and benefits during a period of up to 9 months and acceleration of RSUs and options granted but not yet vested. Our directors, unless they also serve as officers, are not entitled to any benefits upon termination except for acceleration of RSUs granted but not yet vested upon termination. The agreements with our officers provide for annual base salary or fees and other benefits such as vacation, sick leave, provision of an automobile, insurance contributions, and non-compete and confidentiality agreements.

Mr. Tchwella's Employment Agreement

Mr. Yaron Tchwella serves as our executive vice president business development as of August 16, 2010. Mr. Tchwella also serves as a director of our company. Mr. Tchwella’s role, in addition to his service as a member of the board, is to manage our activity related to strategic partnerships and alliances, strategic customers and strategic transactions. Mr. Tchwella’s employment terms as approved by our audit committee, board of directors and shareholders, include the following:

The agreement commenced on August 16, 2010 and shall end on August 15, 2011. By mutual consent, the agreement may be extended for two additional 12-month periods. The Agreement may be terminated earlier by either of the parties in accordance with its terms.

In accordance with the terms of his employment Agreement, Mr. Tchwella is employed on a part time position in a scope of 50%. Mr. Tchwella is entitled to a base salary, referred to as the base salary equal to $160,000 per annum, paid monthly,  in NIS calculated based on the US$ representative exchange rate published by the Bank of Israel, provided, however, that in no event such exchange rate shall be less than NIS 3.65 per US$1.0. In accordance with the agreement, we granted to Mr. Tchwella on September 15, 2010, 50,000 RSUs under the terms and conditions set forth in our 2007 Award Plan and our standard grant letter. One quarter of the RSUs vested on the date of grant, one quarter on January 1, 2011 and the remaining RSUs shall continue to vest in two equal quarterly installments on the first day of each of the two following calendar quarters of service in 2011. Any RSUs that have not become vested on the date of termination of service will become null and void.

In addition, during the term of the agreement, Mr. Tchwella will be entitled to a bonus of 2% to 4% of revenues generated by us from strategic transactions accomplished during the term of the agreement or within three months thereafter, as a result of Mr. Tchwella's efforts, provided, however, that such transactions were approved by our board of directors as “qualified transactions” and further provided that the amount of the bonus shall not exceed $1 million. The base salary for the period commencing on August 16, 2010 shall be deducted from the amount of the bonus payable to Mr. Tchwella.

Under the terms of Mr. Tchwella’s former employment agreement as our chief executive officer, which terminated on August 15, 2010, the RSUs granted to Mr. Tchwella will continue to vest as long as Mr. Tchwella continues to be employed by us. Accordingly, 174,167 RSUs granted to Mr. Tchwella prior to August 15, 2010, under his former employment agreement as our chief executive officer, will continue to vest according to their original schedule, until the termination of Mr. Tchwella's employment under his new employment agreement. Such RSUs will become immediately vested on August 15, 2011, provided that Mr. Tchwella is employed by us on such date as executive and serves as director.

During his employment term, Mr. Tchwella shall be entitled to a benefits package that includes, among others, contributions by us to a managers' insurance policy in an amount equal to 8.33% of the base salary, further education fund contributions of 7.5% of the base salary, vacation days at the minimal amount due to Mr. Tchwella according to the law, sick leave according to the law and recuperation pay as required by law.

Mr. Tchwella is also entitled to reimbursement for out-of-pocket expenses reasonably incurred by him in connection with his service, and to use a company car which its expenses are borne by us, in accordance with our generally applicable policy.

Each of the parties shall be entitled to terminate the agreement upon a 3-month prior notice, or a shorter period in certain circumstances. The agreement also includes non-competition and non-solicitation provisions.

Compensation of Our Non-Employee Directors

Our non-employee directors, which currently include Eric Green, Zvi Peled and Shimon Bar-Kama, receive cash compensation, as approved by our audit committee (which is comprised only of independent directors) and the board of directors in accordance with the Companies Regulations (Reliefs in Transactions with Related Parties) 2000 in the same amounts and on such terms payable to our outside directors. See “Compensation of our Outside Directors” below. In addition, our shareholders approved in December 2008, following the approval of our audit committee and the board of directors, the grant of RSUs to each of our non-employee directors, as follows:

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

The RSUs vest in three equal annual installments, on the date of grant of the RSUs and on the first day of each of two additional years of service. The grant of the RSUs is made under the terms set forth in our 2007 Award Plan and in accordance with our standard grant letter. In the event of termination of the service of a non-employee director (excluding outside directors), all outstanding RSUs previously granted are automatically vested, unless termination was made in accordance with sections 227A, 228(a)(2) – (5) or 231-234 of the Companies Law.

Compensation of Our Outside Directors

In December 2008, our shareholders approved, following the approval of our audit committee and our board of directors, the compensation payable to our outside directors as follows:

(i)
an annual cash payment in an amount which is the higher of (x) the minimum amount payable to outside directors in accordance with the Israeli Companies Regulations (Rules for the Payment of Remuneration and Expenses of Outside Directors) 2002, referred to as the Outside Directors Regulations, as to be updated from time to time; and (y) NIS 45,000 (the equivalent of approximately $12,500 as of the date hereof), payable in four equal quarterly installments; and

(ii)
a participation fee in an amount which is the higher of (x) the minimum amount payable to outside directors in accordance with the Outside Directors Regulations, as to be updated from time to time; and (y) NIS 1,900 (the equivalent of approximately $530 as of the date hereof), for every meeting of the board of directors or its committees in which the director participates. In accordance with the Outside Directors Regulations, the payment for telephone meetings (or a meeting held by other similar means) shall be equal to 60% of the abovementioned amount, and payment for written resolutions shall be equal to 50% of the abovementioned amount.

The abovementioned amounts are linked to the Israeli consumer price index as provided in the Outside Directors Regulations.

The cash compensation is paid to the outside directors on the first day of each quarter for the preceding quarter.

In addition to the cash compensation, our shareholders approved, following the approval of our audit committee and the board of directors, the grant of RSUs to each of our outside directors in the same amounts and on such terms granted to our non-employee directors.

C.	Board Practices

Pursuant to our articles of association, directors are elected at a general meeting of our shareholders by a vote of the holders of a majority of the voting power represented at the meeting. Additional directors may be elected between general meetings by a majority of our directors. Our board is comprised of six persons, four of which have been determined to be independent within the meaning of the applicable NASDAQ requirements. Two of these independent directors also serve as outside directors mandated under Israeli law and subject to additional criteria to help ensure their independence. See “Outside Directors,” below. Each director, except for the outside directors, holds office until the next annual general meeting of shareholders. Officers are appointed by our board of directors.

Under the Companies Law, a person who lacks the necessary qualifications and the ability to devote an appropriate amount of time to the performance of his or her duties as a director shall not be appointed director of a publicly traded company and shall not serve as a director of such company. While determining a person's compliance with such provisions, the company's special requirements and its scope of business shall be taken into account. Where the agenda of a shareholders meeting of a publicly traded company includes the appointment of directors, each director nominee is required to submit a declaration to the company confirming that he or she has the necessary qualifications and he or she is able to devote an appropriate amount of time to performance of his or her duties as a director. In the declaration, the director nominee should specify his or her qualifications and confirm that the restrictions set out in the Companies Law, do not apply.

In addition, each director nominee must disclose to the company whether he or she was convicted in certain criminal or securities laws offenses provided under the Companies Law. Any person nominated to serve as an office holder of a publicly-traded company shall also comply with such disclosure requirements.

Under a recent amendment to the Companies Law, a person shall not be appointed as a director or an office holder of a publicly-traded company (i) if the court had ordered that due to the severity and circumstances of the offense, such a person does not fit to serve as a director or an office holder of a public company; or (ii) the administrative enforcement committee mandated under the Israeli Securities Law, 1969 imposed on such person restrictions with respect to serving as a director or office holder, as applicable, of a publicly-traded company for a certain period of time.

Under the Companies Law, if a director or office holder ceases to comply with any of the requirements provided in the Companies Law, such director must notify the company immediately about it, and his term of service shall terminate on the date of the notice.

Our board of directors has appointed a compensation committee, comprised of Messrs. Michael Chill, and Shimon Bar-Kama. The compensation committee is responsible for reviewing and making recommendations to the board of directors with respect to compensation of our executive officers and approving grants of options and restricted share units to employees and consultants under a detailed compensation plan approved by the board.

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

If, at the time of election of an outside director, all other directors are of the same gender, the outside director to be elected must be of the other gender. Outside directors are elected by a majority vote at a shareholders’ meeting, provided that either:

(1)	the majority of shares voted at the meeting, including at least one-third of the shares of non-related shareholders or their representatives voted at the meeting, vote in favor of election; or

(2)	the total number of shares of non-related shareholders voted against the election of the outside director does not exceed one percent of the aggregate voting rights in the company.

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

The initial term of an outside director is three years and may be extended for an additional three years. At present, Michael Chill and Sam Somech serve as our outside directors, Mr. Chill to hold office until July 2012 and Mr. Somech until December 2011. In accordance with the Israeli Companies Regulations (Alleviation for Public Companies Whose Shares are Listed on a Stock Exchange Outside of Israel) 2000, referred to as the Alleviation Regulations, dual listed companies, such as BluePhoenix, may re-appoint an outside director for additional three-year terms, above the maximum six-year term permitted under the Companies Law, if the audit committee and the board of directors confirm that due to the expertise and special contribution of the outside director to the work of the board and its committees, his re-appointment is in the best interests of the company.

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

The Alleviation Regulations provide that a director in a dual listed company, such as BluePhoenix, who qualifies as an independent director under the relevant non-Israeli rules relating to independence standards for audit committee membership and who meets certain non-affiliation criteria, which are less stringent than those applicable to external directors, would be deemed an “independent” director pursuant to the Companies Law provided he or she has not served as a director for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service. In accordance with the Alleviation Regulations, a dual-listed company may extend the term of service of its independent directors beyond nine years, for additional terms of service, each of which of no more than three years.

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

In addition, under applicable NASDAQ rules, we are currently required to have at least four independent directors and to maintain an audit committee, whose members are independent of management. Our outside directors, as well Messrs. Zvi Peled and Shimon Bar-Kama, qualify as independent directors under the applicable NASDAQ rules and those of the Securities and Exchange Commission. We have established an audit committee, consisting of Mr. Zvi Peled and our two outside directors, Mr. Michael Chill and Mr. Somech. The board has determined that all of the members of the audit committee, namely, Michael Chill, Sam Somech and Zvi Peled,  are “audit committee financial experts” as defined by applicable SEC regulations.

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

Our board of directors authorized our audit committee to act as committee for review of financial statements under the Companies Regulations (Provisions and Terms with Respect to Procedures for Approval of Financial Statements), 2010. Under the regulations, the committee for review of financial statements is required to make recommendations to our board of directors with respect to various issues related to the financial statements, at a reasonable time prior to the approval the financial statements by the board of directors.

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

The Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, including a shareholder that holds 25% or more of the voting rights in the company if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder or its relative who is an office holder or an employee of the company, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholder approval must include at least one-third of the shareholders who have no personal interest in the transaction and are voting on the subject matter or, alternatively, the total shares held by those who have no personal interest in the transaction who vote against the transaction must not represent more than one percent of the voting rights in the company. In certain cases provided in regulations promulgated under the Companies Law, shareholder approval is not required.  A “Controlling Shareholder” for this purpose is defined as a person or entity who has the ability to control the company's affairs. A person or entity shall be deemed to have the ability to control the company's affairs if (i) it holds 50% or more of any controlling means in the company; or (ii) it holds 25% or more of the voting rights in the company, if no other person holds more than 50% of the voting rights.

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

Under a recent amendment to the Companies Law, a company may indemnify an office holder, if its articles of association so provide, for reasonable litigation expenses, including attorney’s fees, incurred by the office holder as a result of an investigation or proceeding instituted against the office holder by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder, and a financial liability was imposed on him in connection with a financial sanction. We have not yet amended our articles of association to include such provision.

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

•	a breach by the office holder of his duty of care if the breach was done intentionally or recklessly, except for a breach that was made in negligence;

•	any act or omission done with the intent to derive an illegal personal benefit; or

•	any fine, civil fine or financial sanction levied against the office holder.

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

	2010	2009	2008
Technical Experts	384	427	477
Research and Development	87	191	207
Sales, General and Administrative	78	114	120
Total	549	732	804

In Israel	201	213	191
In Europe	305	440	502
In the United States	43	79	111

The numbers of employees indicated in the table above include expert consultants who we train for the implementation of our modernization tools and methodologies.

The decrease in the number of employees in 2010 compared to 2009 was attributable to the sale of certain of our subsidiaries and the continued implementation of our cost savings plan, which includes, among others, a significant reduction in workforce. In 2010, we terminated the employment of 38 employees previously employed by us in Denmark. We have paid the entire amount of liabilities incurred by us with respect to such employees until the date of termination of employment. The decrease in the number of employees in 2009 compared to 2008 was a result of dismissal of employees and closing offices in countries where we previously had two offices, including Italy and the United Kingdom, as part of our cost savings plan implemented at the end of 2008 and during 2009.

With respect to our employees in Israel, we are subject to various Israeli labor laws and labor practices, and to administrative orders extending certain provisions of collective bargaining agreements between the Histadrut (Israel’s General Federation of Labor) and the Coordinating Bureau of Economic Organizations (the Israeli federation of employers’ organizations) to all employees in Israel or in certain industries.

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

The following presents information regarding the ownership of our ordinary shares by the persons listed in the table under “Directors and Senior Management,” as of March 20, 2011. The percentage of outstanding ordinary shares is based on 24,054,774 ordinary shares outstanding as of March 20, 2011 (excluding 1,539,578 ordinary shares held by BluePhoenix).

Unless otherwise specifically indicated, the address of each of the persons set forth below is at c/o BluePhoenix, 8 Maskit Street, Herzliya 46733.

Name	Number of shares beneficially owned(1)	Percentage of outstanding ordinary shares	Number of Restricted Share Units (RSUs)	Number of options to purchase ordinary shares
Eric Green	-	-	-	-
Arie Kilman(2)	1,422,489	5.7%	30,000	0
Nir Peles(3)	*	*	33,750	16,667
Michael Chill(4)	*	*	40,000	-
Sam Somech(5)	*	*	40,000	-
Yaron Tchwella(6)	254,533	1.1%	174,167	-
Zvi Peled(7)	*	*	26,667	-
Shimon Bar-Kama(8)	*	*	26,667	-
Yael Peretz (9)	*	*	16,667	16,667
Greg Schottland(10)	-	-	15,000	50,000
Spencer Clarkson(11)	-	-	-	23,800
Nir Lavion(12)	-	-	-	3,334
Avishai Shafir(13)	*	*	3,333	6,666
All directors and officers as a group (13 persons)	1,886,271	7.6%	406,251	117,134
___________________________
* Less than 1%.

(1)
Each of the directors and executive officers whose holdings are not separately specified in the above table beneficially owns less than one percent of our outstanding ordinary shares. Options to purchase ordinary shares that are currently exercisable or exercisable within 60 days after the date of this report are deemed outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.RSUs that are exercisable within 60 days after the date of this report are deemed outstanding and beneficially owned by the person holding the RSUs for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2)
Mr. Kilman was granted options to purchase 725,000 ordinary shares, exercisable under the following terms: (i) options to purchase 375,000 ordinary shares at $2.25 per share, which expire in April 2013; (ii) options to purchase 200,000 ordinary shares exercisable at $4.00 per share, which expire in October 2013; and (iii) options to purchase 150,000 ordinary shares at $6.00 per share, which expire in September 2015. In addition, Mr. Kilman was granted RSUs, of which: (i) 15,000 RSUs are convertible into ordinary shares in April 2011; (ii) 7,500 RSUs are convertible into ordinary shares in July 2011; (iii) 7,500 RSUs are convertible into ordinary shares in October 2011; (iv) 7,500 RSUs are convertible into ordinary shares in January 2012; (v) 7,500 RSUs are convertible into ordinary shares in April 2012.

(3)
Mr. Peles was granted currently exercisable options to purchase 25,000 ordinary shares at $2.55 per share which expire in March 2020 exercisable under the following terms: (i) options to purchase 8,334 ordinary shares exercisable at $2.55 per share, which expire in March 2011; (ii) options to purchase 8,333 ordinary shares exercisable at $2.55 per share, which expire in March 2012; and (iii) options to purchase 8,333 ordinary shares exercisable at $2.55 per share, which expire in March 2013. In addition, Mr. Peles was granted RSUs, of which: (i) 6,250 RSUs are convertible into ordinary shares in June 2011; (ii) 3,750 RSUs are convertible into ordinary shares in December 2011; (iii) 3,750 RSUs are convertible into ordinary shares in December 2012; (iv) 12,500 RSUs are convertible into ordinary shares in May 2013; (v) 3,750 RSUs are convertible into ordinary shares in December 2013; and (vi) 3,750 RSUs are convertible into ordinary shares in December 2014.

(4)
Mr. Chill was granted RSUs, of which: (i) 20,000 RSUs are convertible into ordinary shares in January 2012; (ii) 10,000 RSUs are convertible into ordinary shares in January 2013; and (iii) 10,000 RSU's are convertible into ordinary shares in January 2014.

(5)
Mr. Somech was granted RSUs, of which: (i) 20,000 RSUs are convertible into ordinary shares in January 2012; (ii) 10,000 RSUs are convertible into ordinary shares in January 2013; and (iii) 10,000 RSUs are convertible into ordinary shares in January 2014.

(6)
Mr. Tchwella was granted RSUs, of which: (i) 15,000 RSUs are convertible into ordinary shares in April 2011; (ii) 15,000 RSUs are convertible into ordinary shares in July 2011; (iii) 100,000 RSUs are convertible into ordinary shares in August 2011; (iv) 21,667 RSUs are convertible into ordinary shares in October 2011; (v) 10,000 RSUs are convertible into ordinary shares in January 2012; (vi) 7,500 RSUs are convertible into ordinary shares in April 2012; (vii) 7,500 RSUs are convertible into ordinary shares in July 2012; and (viii)  12,500 RSUs are convertible into ordinary shares in October 2012.

(7)	Mr. Peled was granted RSUs, of which: (i) 13,333 RSUs are convertible into ordinary shares in January 2012; and (ii) 13,334 RSUs are convertible into ordinary shares in January 2013.
(8)	Mr. Bar-Kama was granted RSUs, of which: (i) 13,333 RSUs are convertible into ordinary shares in January 2012; and (ii) 13,334 RSUs are convertible into ordinary shares in January 2013.
(9)
Ms. Peretz was granted currently exercisable options to purchase 27,500 ordinary shares, exercisable under the following terms: (i) options to purchase 2,500 ordinary shares at $5.00 per share, which expire in December 2015; (ii) options exercisable at $2.54 per share to purchase 8,333 ordinary shares, which expire in August 2011; (iii) options exercisable at $2.54 per share to purchase 8,334 ordinary shares, which expire in August 2012; and (iv) options exercisable at $2.54 per share to purchase 8,333 ordinary shares, which expire in August 2019. In addition, Ms. Peretz was granted RSUs, of which: (i) 5,555 RSUs are convertible into ordinary shares in July 2011; (ii) 5,555 RSUs are convertible into ordinary shares in July 2012; and (iii) 5,557 RSUs are convertible into ordinary shares in July 2013.

(10)
Mr. Schottland was granted currently exercisable options to purchase 50,000 ordinary shares exercisable under the following terms: (i) options to purchase 16,666 ordinary shares exercisable at $2.18 per share, which expire in November 2011; (ii) options to purchase 16,667 ordinary shares exercisable at $2.18 per share, which expire in November 2012; and (iii) options to purchase 16,667 ordinary shares exercisable at $2.18 per share, which expire in November 2013.  In addition, Mr. Schottland was granted RSU's of which: (i) 5,000 RSUs are convertible into ordinary shares in July 2011; (ii) 5,000 RSUs are convertible into ordinary shares in July 2012; and (iii) 5,000 RSUs are convertible into ordinary shares in July 2013.

(11)
Mr. Clarkson was granted currently exercisable options to purchase 28,800 ordinary shares, exercisable under the following terms: (i) options to purchase 5,000 ordinary shares at $2.77 per share, which expire in February 2020; (ii) options to purchase 5,000 ordinary shares exercisable at $2.77 per share, which expire in February 2012; (iii) options to purchase 5,000 ordinary shares exercisable at $2.77 per share, which expire in February 2013; (iv) options to purchase 3,333 ordinary shares exercisable at $2.18 per share, which expire in November 2011; (v) options to purchase 3,333 ordinary shares exercisable at $2.18 per share, which expire in November 2012; (vi) options to purchase 3,334 ordinary shares exercisable at $2.18 per share, which expire in November 2013; (vii) options to purchase 1,266 ordinary shares exercisable at $2.19 per share, which expire in January 2012; (viii) options to purchase 1,266 ordinary shares exercisable at $2.18 per share, which expire in November 2013; and (ix) options to purchase 1,268 ordinary shares exercisable at $2.18 per share, which expire in November 2014.

(12)
Mr. Lavion was granted currently exercisable options to purchase 5,000 ordinary shares exercisable under the following terms: (i) options to purchase 1,666 ordinary shares exercisable at $2.77 per share, which expire in February 2020; (ii) options to purchase 1,667 ordinary shares exercisable at $2.77 per share, which expire in February 2012; and (iii) options to purchase 1,667 ordinary shares exercisable at $2.77 per share, which expire in February 2013.

(13)
Mr. Shafir was granted currently exercisable options to purchase 10,000 ordinary shares exercisable under the following terms: (i) options to purchase 3,334 ordinary shares exercisable at $2.77 per share, which expire in February 2020. (ii) options to purchase 3,333 ordinary shares exercisable at $2.77 per share, which expire in February 2012; and (iii) options to purchase 3,333 ordinary shares exercisable at $2.77 per share, which expire in February 2013.  In addition, Mr. Shafir was granted RSU's of which: (i) 3,333 RSUs are convertible into ordinary shares in May 2011; and (ii) 3,333 RSUs are convertible into ordinary shares in May 2012.

Arrangements Involving the Issuance of BluePhoenix’s Shares or Grant of Options to Purchase Shares

In 1996, we adopted two option plans. One of these option plans was terminated after all options granted under it had been exercised and the other 1996 plan was renamed the BluePhoenix 2003 Employee Share Option Plan. Pursuant to our 2003 Employee Share Option Plan, as amended, we reserved 4,200,000 ordinary shares for issuance to the directors, officers, consultants and employees of the Company and its subsidiaries. As of March 20, 2011, options to purchase 629,155ordinary shares are available for future award under the plan. The exercise price of the options granted under the 2003 option plan ranges from $2.00 to $10.50.

Our compensation committee administers our 2003 option plan in accordance with the principle guidelines approved by the board. Under the 2003 option plan, as amended, options to purchase our ordinary shares may be granted to our and our subsidiaries’ directors, officers, consultants and employees. Our compensation committee is empowered, among other things, to designate the grantees, dates of grant, the exercise price of the options and the terms of exercise of the options. Unless determined otherwise by the board, the options generally vest over a three-year period. Unvested options are forfeited shortly following termination of employment, unless otherwise agreed. Under the 2003 option plan, the grantee is responsible for all personal tax consequences of the grant and the exercise of the options. Each option granted under the 2003 option plan is exercisable during a term of ten years from the date of grant of the option. The 2003 option plan will expire on August 6, 2013, except as to options outstanding on that date.

In July 2007, we adopted an award plan, referred to as the 2007 Award Plan, under which our board of directors may grant conditional rights to receive BluePhoenix ordinary shares (RSUs) to our and our subsidiaries’ directors, officers, consultants and employees. Our board of directors approved the issuance of the shares under the 2007 Award Plan and award agreements. As of March 20, 2011, we granted 1,906,699 RSUs under the plan (excluding RSUs that were granted and canceled). Our compensation committee administers the plan and is empowered, among other things, to designate the grantees, dates of grant, the purchase price and the terms of RSUs, including the vesting schedule, all of which in accordance with the principle guidelines approved by the board. Unvested RSUs are forfeited shortly following termination of employment, unless otherwise agreed. Under the 2007 Award Plan, the grantee is responsible for all personal tax consequences of the grant and the sale of the shares. The plan will expire on 2017.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table presents information regarding the ownership of our ordinary shares at March 20, 2011 by each person known to us to be the beneficial owner of 5% or more of our ordinary shares. Options to purchase ordinary shares that are currently exercisable or exercisable within 60 days after the date of this report are deemed outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except where we indicated otherwise, we believe, based on information furnished by these owners, that the beneficial owners of our shares listed below have sole investment and voting power with respect to the shares.

Name and Address	Number of Ordinary Shares Owned		Percent of Total Shares(1)
Prescott Group Capital Management, L.L.C. (2)	6,195,064	(2)	25.3%
Columbia Pacific Advisors, LLC (3)	2,302,251		9.6%
Lake Union Capital Management, LLC (4)	1,892,769		7.9%
Arie Kilman (5)	1,422,489		5.7%
All directors and officers as a group (13 persons)(6)	1,882,938		7.6%
____________

(1)
Percentages in the above table are based on on 24,054,774 ordinary shares outstanding as of March 20, 2011 and do not include 1,539,578 held by BluePhoenix. Pursuant to Israeli law, these shares do not confer upon their holder any rights.

(2)
Based on Amendment No. 1 to Schedule 13D filed by Prescott Group Capital Management, L.L.C. on January 6, 2011, each of Prescott Group Capital Management LLC, referred to as Prescott Capital, and Mr. Phil Frohlich, the principal of Prescott Capital, is the beneficial owner of 6,195,064 ordinary shares. Out of these shares, 6,181,731 ordinary shares purchased by Prescott Group Aggressive Small Cap, L.P. and Prescott Group Aggressive Small Cap II, L.P., referred to together, as the Small Cap Funds, through the account of Prescott Group Aggressive Small Cap Master Fund, G.P., an Oklahoma general partnership, referred to as Prescott Master Fund, of which the Small Cap Funds are the general partners. These 6,181,731 ordinary shares consist of 5,772,359 ordinary shares and Series A warrants exercisable to purchase 409,372 ordinary shares.. Prescott Capital serves as the general partner of the Small Cap Funds and may direct the Small Cap Funds, the general partners of Prescott Master Fund, to direct the vote and disposition of the 6,181,731 ordinary shares held by the Prescott Master Fund. In addition, Prescott Capital holds directly 13,333 ordinary shares that were granted to it under an award agreement. Accordingly, Prescott Capital and Mr. Phil Frohlich are the beneficial owners of 25.3% of the outstanding Ordinary Shares. Prescott Capital holdings of our Ordinary Shares, as of March 22, 2010, as reported in our annual report for the fiscal year 2009 were 7,033,390 Ordinary Shares, constituting 28.3% of our outstanding Ordinary Shares. Prescott Capital holdings of our Ordinary Shares, as of March 27, 2009, as reported in our annual report for the fiscal year 2008 were 2,038,262 Ordinary Shares, constituting 9.8% of our outstanding Ordinary Shares.

(3)
Based on a Schedule 13G filed by Columbia Pacific Advisors, LLC on January 14, 2011, Columbia Pacific Advisors, LLC is the beneficial owner of 2,302,251 ordinary shares. Messrs. Alexander B. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty serve as the managing members of Columbia Pacific Advisors, LLC, which is primarily responsible for all investment decisions regarding the portfolio of Columbia Pacific Opportunity Fund, L.P. The 2,302,251 ordinary shares owned by Columbia Pacific Advisors, LLC, are held in the portfolio of Columbia Pacific Opportunity Fund, L.P. Each of Columbia Pacific Opportunity Fund, L.P., Alexander B. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty disclaims beneficial ownership over the shares, except to the extent of his pecuniary interest therein.

(4)
Based on Amendment No. 2 to Schedule 13G filed by Lake Union Capital Management, LLC, Lake Union Capital Fund, LP and Michael Self, there entities have shared power to dispose of and vote 1,892,769 ordinary shares.

(5)
Number of shares owned includes an aggregate of 740,000 ordinary shares underlying options exercisable within 60 days of the date hereof and restricted share units vested within 60 days of the date hereof.

(6)	Includes 763,333 options to purchase ordinary shares exercisable within 60 days of the date hereof and restricted share units vested within 60 days of the date hereof.

Our previous major shareholders as reported in our annual reports for the fiscal years 2009, 2008 and 2007 include (i) Allianz Global Investors Management Partners LLC which held 1,341,476 of our ordinary shares as of March 27, 2009 constituting 6.4% of our then outstanding ordinary shares; (ii) Systematic Financial Management, L.P., which held 1,191,231 of our ordinary shares as of March 26, 2008 constituting 5.8% of our then outstanding ordinary shares; and (iii) Gilder, Gagnon, Howe & Co. LLC, which held 2,555,019 of our ordinary shares as of March 26, 2008 constituting 12.5% of our then outstanding ordinary shares.

All of our ordinary shares have equal voting rights. Under our two buy-back programs (as described in “Item 5.B. Liquidity and Capital Resources” above), two of our subsidiaries purchased ordinary shares, and as of March 20, 2010, BluePhoenix holds 1,539,578 of our ordinary shares. Under applicable Israeli law, so long as the shares are held by BluePhoenix, they do not confer upon their holder any rights.

As of March 20, 2011, there were 25 record holders of our ordinary shares. Of these record holders, 16 holders had mailing addresses in the United States owning an aggregate 98% of our outstanding ordinary shares.

B.	Related Party Transactions

Payment of a Bonus to Our CEO in connection with SDC Transaction

 In connection with the various transactions entered between us and our customer, we granted to our chief executive officer, in June 2010, a bonus of $150,000, which was approved by our audit committee and the board of directors. For more information about the transactions between us and SDC, see “Item 4.B. Business Overview-Customers.”

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

Office Holders Insurance

We procured an insurance policy covering our directors’ and officers’ liability, as well as a run-off policy for seven years for former directors and officers. Our subsidiaries participate in the premium payments of the insurance, on a proportional basis. The total premium we paid during 2010 was $143,820.

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

In June 2003, a former Liraz shareholder filed an application with the Tel-Aviv-Jaffa District Court to approve a claim filed by him against us, as a class action. The claim relates to the acquisition of Liraz shares, which we completed in March 2003. The shareholder alleges that the share price we paid to Liraz’s shareholders in the tender offer and in a subsequent mandatory purchase was lower than the fair price of Liraz shares. The maximum amount of the claim is approximately NIS 38.9 million ($10.8 million) in the aggregate. Under Israeli law, the court’s approval is required for the plaintiff to represent all of the shareholders of Liraz who sold their shares to us pursuant to the tender offer and the mandatory acquisition. The plaintiff has applied for such approval in the lawsuit. Since the critical issue in our case concerns the basis upon which the fair price of shares purchased within the context of a tender offer is to be determined, and due to the fact that this particular issue has come before the Supreme Court of Israel in an appeal concerning another separate case, the plaintiff in our claim has agreed to postpone the proceedings until the Supreme Court has given its decision in the appeal. In December 2009, the Supreme Court held that, as a general rule, the fair price of shares purchased within the context of a full tender offer shall be determined in accordance with the discounted cash flow method. The plaintiff in our case was supposed to notify the court whether he wishes to renew the proceedings. As of the date of this annual report, the plaintiff has not yet applied to the court. Based on our analysis of the statement of claim, including an evaluation of the fair value of the Liraz shares, and the price paid for Liraz in a previous transaction immediately prior to the tender offer, we believe that the allegations against us in this proceeding are without merit and we intend to vigorously defend the claim and contest the allegations made therein.

In January 2010, the temporary liquidator of Danshir group, a group of companies affiliated to DSKnowledge Ltd., applied to the district court in Tel-Aviv-Jaffa for grant of instructions to initiate an investigation of the business of Danshir group and to cancel the assets purchase transaction, under which we purchased the business activity of DSKnowledge Ltd. In the application, the temporary liquidator claimed that DSKnowledge Ltd. was actually part of the Danshir group and its business was unlawfully sold to us. The court requested the response of the Principal Receiver (a government officer). The Principal Receiver supported the application to conduct an investigation of the business of Danshir group, but stated that the application to cancel the purchase of the business activity of DSKnowledge has no merit, and should be filed again if the investigation’s conclusion support that finding. The temporary liquidator filed an additional application to pierce the veil between DSKnowledge and the other Danshir group companies. We believe the application to cancel the transaction has no merit, and we intend to vigorously oppose the claim.

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

B.	Significant Changes

Except as otherwise disclosed in this annual report, there has been no material change in our financial position since December 31, 2010.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

The following table shows the high and low closing price for our ordinary shares on the NASDAQ Global Market for the periods indicated.

Calendar Period	Closing Price Per Share In US$
	High	Low
Annual
2006	6.45	3.85
2007	21.49	5.94
2008	20.66	1.40
2009	3.85	1.62
2010	2.94	1.20
Fiscal Quarters
2009
First Quarter	2.65	1.62
Second Quarter	2.49	1.79
Third Quarter	3.85	2.11
Fourth Quarter	3.74	2.46
2010
First Quarter	2.94	2.30
Second Quarter	2.57	1.22
Third Quarter	2.35	1.20
Fourth Quarter	2.32	1.80
Most Recent Six Months
September 2010	2.35	1.56
October 2010	2.32	2.17
November 2010	2.20	1.83
December 2010	2.10	1.80
2011
January 2011	2.50	2.26
February 2011	2.27	1.94
March 2011 (through March 22)	1.89	1.69

The following table shows the high and low closing price for our ordinary shares on the TASE for the periods indicated.

Calendar Period	Closing Price Per Share In NIS
	High	Low
Annual
2006	26.88	17.41
2007	85.51	25.69
2008	74.83	5.25
2009	14.24	7.07
2010	10.99	4.50
Fiscal Quarters
2009
First Quarter	10.84	7.07
Second Quarter	9.69	7.71
Third Quarter	14.24	8.62
Fourth Quarter	14.06	9.08
2010
First Quarter	10.99	9.02
Second Quarter	9.24	4.65
Third Quarter	8.60	4.50
Fourth Quarter	8.29	6.48
Most Recent Six Months
September 2010	8.60	5.86
October 2010	8.29	7.70
November 2010	7.97	6.61
December 2010	7.27	6.48
2011
January 2011	9.15	7.94
February 2011	8.26	7.18
March 2011 (through March 22)	6.80	6.20

B.	Plan of Distribution

Not applicable.

C.	Markets

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

We consider the agreements related to the $4.2 million private placement consummated in October 2009 as a material contract. For a summary of the terms of this transaction, see “Item 5.B. Liquidity and Capital Resources.”

In addition, we entered into loan agreements with four commercial banks in Israel, Bank Discount Le’Israel Ltd., Bank Ha’Poalim Ltd., the First International Bank Ltd. and Bank Leumi Le’Israel Ltd.  As of March 25, 2011, the aggregate amount outstanding under the credit facilities with these banks was $12.3 million, of which $4 million bears interest at a rate of LIBOR plus 2.8%; $2.5 million bears interest at a rate of LIBOR plus 3.65%; $2.25 million bears interest at a rate of LIBOR plus 3.25%; and $0.8 million bears interest at a rate of LIBOR plus 2.5%. In addition, we have a $2.8 million on-call loan, of which $1.0 million bears interest at a rate of LIBOR plus 3.0%, and $1.8 million bears interest at a rate of 2.954%. For more information about our credit facilities with the banks, see “Item 5.B. Liquidity and Capital Resources-How We Have Financed Our Business-Other Financing Arrangements.”

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

•	an individual citizen or resident of the United States. for U.S. federal income tax purposes;

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

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (“The Code”), current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s individual circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers or who own, directly, indirectly or constructively, 10% or more (by voting power) of our outstanding voting shares, U.S. holders holding the ordinary shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, insurance companies, financial service companies, real estate investment trusts, regulated investment trusts, grantor trusts, corporations, certain former citizens and long-term residents of the United States, tax-exempt organizations, financial institutions, persons who acquired their ordinary shares upon the exercise of employee stock options or otherwise as compensation, and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws to a U.S. holder is not discussed below.

You are advised to consult your tax advisor with respect to the specific U.S. federal, state, local, and foreign income and other tax consequences to you of purchasing, owning, or disposing of our ordinary shares.

Taxation of Distributions on the Ordinary Shares

We have never paid dividends, and currently do not intend to pay dividends in the future. If we make distributions in the future, the amount of the distribution with respect to the ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any non-U.S. taxes withheld, including Israeli taxes withheld as described above under “Taxation – Israeli Taxation.” Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” a distribution paid by us with respect to our ordinary shares to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution that exceeds the amount treated as a dividend will be treated first as a nontaxable return of capital, reducing the U.S. holder’s tax basis in its ordinary shares to the extent thereof, and then as capital gain from the deemed disposition of our ordinary shares. Corporate holders will not be allowed a deduction for dividends received in respect of the ordinary shares. Dividends that are received by U.S. holders that are individuals, estates or trusts will be taxed at a reduced rate of tax (currently a maximum rate of 15% for taxable years beginning on or before December 31, 2012), provided that such dividends meet the requirements of “qualified dividend income.” Dividends that fail to meet such requirements, and dividends received by corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities) or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any taxable year, dividends paid on our ordinary shares in such year or in the following taxable year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates. U.S. holders are urged to consult their own tax advisors regarding the U.S. federal income tax rate that would be applicable to their receipt of any dividends paid with respect to any ordinary shares.

Dividends paid by us in NIS will generally be included in the income of U.S. holders at the dollar amount of the dividend (including any non-U.S. taxes withheld therefrom) based upon the spot rate of exchange in effect on the date the distribution is included in income. U.S. holders will have a tax basis in NIS for U.S. federal income tax purposes equal to suchdollar value. Any subsequent gain or loss in respect of NIS arising from exchange rate fluctuations generally will be taxable as U.S. source ordinary income or loss.

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

Taxation on Disposition of the Ordinary Shares

Subject to the discussion below under “Tax Consequences if We are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in the ordinary shares. The gain or loss recognized on the disposition will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the disposition. Long-term capital gains of certain non-corporate taxpayers are subject to a maximum tax rate of 15% for taxable years beginning on or before December 31, 2012. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

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

Tax Consequences If We Are a Passive Foreign Investment Company

We will be a passive foreign investment company, or PFIC, for a taxable year if either (1) 75% or more of our gross income in the taxable year is passive income or (2) 50% or more of the value, determined on the basis of a quarterly average, of our assets in the taxable year produce, or are held for the production of, passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s gross income. We believe that in 2010 we were not a PFIC and currently we expect that we will not be a PFIC in 2011. However, PFIC status is determined as of the end of each taxable year and is dependent on a number of factors, including our income, assets and the value of our ordinary shares. Therefore, there can be no assurance that we will not become a PFIC for the current fiscal year ending December 31, 2011 or in any future taxable year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year.

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

Excess distributions must be allocated ratably to each day that a U.S. holder has held our ordinary shares. A U.S. holder must include amounts allocated to the current taxable year and to any period prior to the first day of the first taxable year for which we are a PFIC in its gross income as ordinary income for the current taxable year. All amounts allocated to other taxable years of the U.S. holder would be taxed at the highest tax rate for each such other year applicable to ordinary income and would be subject to an interest charge on the deferred tax liability for each such other year calculated as if such liability had been due with respect to each such other year. The portions of distributions that are not characterized as “excess distributions” are subject to tax in the current taxable year under the normal tax rules of the Code. A U.S. holder who inherits shares in a foreign corporation that was a PFIC in the hands of the decedent is denied the otherwise available step-up in the tax basis of such shares to fair market value at the date of death. Such U.S. holder’s basis in such shares is generally equal to the lower of the decedent’s basis or the fair market value of such shares on the decedent’s date of death. Furthermore, if we are a PFIC, each U.S. holder will generally be required to file an annual report with the IRS for taxable years beginning on or after March 18, 2010.

The PFIC rules described above are complex. U.S. holders are urged to consult their tax advisors regarding the application of the PFIC rules, including eligibility for and the manner and advisability of making, the QEF election or the mark-to-market election.

Non-U.S. Holders of Ordinary Shares

Except as provided below, a Non-U.S. holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the receipt of dividends on, and the proceeds from the disposition of, an ordinary share, unless, in the case of U.S. federal income taxes, that item is effectively connected with the conduct by the Non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country that has an income tax treaty with the United States, that item is attributable to a permanent establishment in the United States or, in the case of an individual, a fixed place of business in the United States. In addition, gain recognized by an individual Non-U.S. holder on the disposition of the ordinary shares will generally be subject to tax in the United States if the Non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In light of our multi-currency activity and our exposure to fluctuation in foreign currencies exchange rates, we presently engage in transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. We use foreign currency options and forward exchange contracts to assist in managing financial risks. We do not use derivative financial instruments for speculative purposes. These instruments are recognized at fair value, with all changes in fair value recorded in current period earnings, as these transactions have not been designated by management as hedging instruments under FASB ASC Topic 813 “Derivatives and Hedging”.

We invest our cash and cash equivalents in short-term deposits and cash. As of December 31, 2010, we invested substantially all of the cash we held in US$ deposits. As of December 31, 2010, we had approximately $14.4 million outstanding loans to banks of which $14.2 million are denominated in U.S. dollars.

Fluctuations in foreign currency exchange rates, such as euro or NIS versus the dollar may have a negative impact on our operating results and financial condition. Exposure relating to these exchange rates is recorded under the financial expenses line item of our consolidated statements of operations. Accordingly, financial expenses may fluctuate significantly from quarter to quarter.

The table below details the balance sheet main currency exposure for which we use different foreign currency instruments in order to minimize its exposure (i.e., the gap between accounts receivables and accounts payables in a given currency). The details are provided by currency, as of December 31, 2010 (at fair value):

	Euro	British Pound	New Israeli Shekel	Danish Kroner	USD	Other	Total

Accounts Receivables	19%	13%	17%	12%	38%	*	100%
Accounts Payables	15%	22%	36%	4%	20%	3%	100%

* Less than 1%.

The table below details (U.S. Dollar in thousands) the derivative instrument in order to limit the exposure to exchange rate fluctuations. The data are as of December 31, 2010 and are presented in U.S. Dollar equivalents

	Buy	Cross currency (Sell)	Notional amount	Weighted average settlement ratio
Forward:
	EURO	USD	1,986	1.32
	USD	EURO	4,685	1.34
	USD	GBP	5,271	1.56
	GBP	USD	2,131	1.55
	USD	NIS	1,127	3.56
	NIS	USD	216	3.82

We also have market risk exposure to changes in interest rates on our loans from banks. The majority of our loans are stated in U.S. dollars and have variable interest rates in order to reduce the risks associated with interest rate fluctuation. The book value of these liabilities approximates their fair value as of December 31, 2010. For each 1% upward shift in the LIBOR rate our yearly interest payments will increase by approximately by $140,000 in 2011 and $52,000 in 2012

Our liabilities, the interest rate they bear and their repayment schedule by currency as of December 31, 2010, are set forth in the table below in U.S. Dollars equivalent terms:

	Total amount	Interest rate	2011	2012	2013	2014 and thereafter
	US $ in thousands
Short-term debt: Variable rate (US$):
Loan from bank	1,800	2.954%	1,800	-	-	-
Loan from bank	1,000	Libor + 3%	1,000	-	-	-
Loan from bank	1,000	Libor + 3.6%	1,000	-	-	-
Loan from bank	4,250	Libor + 2.8%	4,250
Loan from bank	2,647	Libor + 3.65%	2,647
Loan from bank	1,000	Libor + 2.5%	1,000	-	-	-
Loan from bank	2,501	Libor + 3.25%	2,501	-	-	-
Fixed Rate (Euro):
Bank credit	142	0.1% - 0.5%	142	-	-	-
Loan from bank	23	6.3%	23	-	-	-
Long-term debt:
Other	330	0.87%	64	41	41	184

	14,629		14,363	41	41	184

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

P A R T   II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act) as of December 31, 2010. Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were; (i) designed to ensure that material information relating to us, including our consolidated subsidiaries, is accumulated and communicated to our management, including our chief executive officer and chief financial officer, by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared; (ii) providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (iii) effective at the reasonable assurance level.

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

Our chief executive officer and chief financial officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, they used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our chief executive officer and chief financial officer have concluded that, as of December 31, 2010, our internal control over financial reporting is effective based on those criteria.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that all of the members of our audit committee, namely, Michael Chill, Sam Somech and Zvi Peled, are “audit committee financial experts” and are independent as defined by applicable SEC regulations.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Policy of Pre-approval of Audit and Non-Audit Services of Independent Auditors

Our audit committee is responsible for the oversight of our independent auditor’s work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by Ziv Haft an independent registered public accounting firm and BDO member firm. These services may include audit services, audit-related services, tax services and other services, as further described below. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services that are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, Ziv Haft independent registered public accounting BDO member firm and our management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

Principal Accountant Fees and Services

BluePhoenix was billed for the following fees for professional services rendered by Ziv Haft independent registered certified public accountants (Isr.) and other BDO member firm, for the years ended December 31, 2010 and 2009:

	2010	2009
	($ in thousands)
Audit Fees	$170	$185
Audit-Related Fees	9	20
Tax Fees	140	85
Total	$319	$290

The audit fees for the years ended December 31, 2010 and 2009 were for professional services rendered for the audits of our annual consolidated financial statements, review of quarterly reports, statutory audits of BluePhoenix and its subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC.

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

ITEM 18. FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.
1.1	English translation of the Memorandum of Association as amended on July 23, 2003 and on December 30, 2009 (1)
1.2	Articles of Association as amended on December 30, 2009 (1)
4.1	Form of Ordinary Shares Purchase Warrant dated as of November 21, 2007(2)
4.2	Securities Purchase Agreement dated as of October 14, 2009, among the Registrant and the purchasers identified therein (3)
4.3	Form of Ordinary Shares Purchase Warrant dated as of October 14, 2009 (3)
4.4	Registration Rights Agreement dated as of October 14, 2009, among the Registrant and the purchasers signatory thereto (3)
4.5	Share Exchange Agreement dated October 13, 2002 among the Registrant, Formula Systems (1985), Arie Kilman and other shareholder of Liraz Systems Ltd. (4)
4.6	Form of Indemnification Letter dated December 27, 2005 between the Registrant and certain office holders (5)
4.7
BluePhoenix 2003 Employee Share Option Plan (previously known as the Crystal 1996 Employee Share Option Plan), as amended on January 28, 1997, December 5, 1999, December 18, 2000, December 26, 2000, August 6, 2003, December 30, 2004 and February 21, 2010 (1)

Exhibit No.
4.8	The 2007 Award Plan adopted by the Registrant on July 8, 2007 (6)
4.9	Letter of Undertaking dated September 23, 2008 signed by the Registrant in favor of the First International Bank Ltd. (7) *
4.10	Amendment to Letter of Undertaking dated June 1, 2009 signed by the Registrant in favor of the First International Bank Ltd. (7) *
4.11	Amendment to Letter of Undertaking dated October 15, 2009 signed by the Registrant in favor of the First International Bank Ltd. (7) *
4.12	Amendment to Letter of Undertaking dated March 9, 2011 signed by the Registrant in favor of the First International Bank Ltd. (7) *
4.13	Letter of Undertaking dated August 11, 2009 signed by the Registrant in favor of Bank Leumi Le’Israel Ltd. (7) *
4.14	Amendment to Letter of Undertaking dated February 22, 2010 signed by the Registrant in favor of Bank Leumi Le’Israel Ltd. (7) *
4.15	Letter of Undertaking dated July 15, 2007 signed by the Registrant in favor of Bank Discount Le’Israel Ltd. (7) *
4.16	Amendment No. 1 to Letter of Undertaking dated August 15, 2007 signed by the Registrant in favor of Bank Discount Le’Israel Ltd. (7) *
4.17	Amendment No. 2 to Letter of Undertaking dated February 22, 2010 signed by the Registrant in favor of Bank Discount Le’Israel Ltd. (7) *
4.18	Letter of Undertaking dated December 22, 2004 signed by the Registrant in favor of Hapoalim Bank Ltd. (7) *
4.19	Amendment to Letter of Undertaking dated July 15, 2007 signed by the Registrant in favor of Hapoalim Bank Ltd. (7) *
4.20	Amendment No. 2 to Letter of Undertaking dated February 21, 2010 signed by the Registrant in favor of Hapoalim Bank Ltd. (7) *
8.1	List of Subsidiaries*
12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act*
12.2	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act*

Exhibit No.
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act*
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act*
15	Consent of Ziv Haft registered certified public accountants (Isr.) BDO member firm*

________________________________
*    Filed herewith.

(1) Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 25, 2010.

(2) Incorporated by reference to the Registrant’s Registration Report on Form F-3 filed with the Securities and Exchange Commission on January 7, 2008.

(3) Incorporated by reference to the Registrant’s Report on Form 6-K filed with the Securities and Exchange Commission on October 13, 2009.

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

(7) English translation from the Hebrew language.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BLUEPHOENIX SOLUTIONS LTD.
(Registrant)
By: /s/ Nir Peles Nir Peles Chief Financial Officer

Date: March 31, 2011

EXHIBIT INDEX

Exhibit No.
1.1	English translation of the Memorandum of Association as amended on July 23, 2003 and on December 30, 2009 (1)
1.2	Articles of Association as amended on December 30, 2009 (1)
4.1	Form of Ordinary Shares Purchase Warrant dated as of November 21, 2007(2)
4.2	Securities Purchase Agreement dated as of October 14, 2009, among the Registrant and the purchasers identified therein (3)
4.3	Form of Ordinary Shares Purchase Warrant dated as of October 14, 2009 (3)
4.4	Registration Rights Agreement dated as of October 14, 2009, among the Registrant and the purchasers signatory thereto (3)
4.5	Share Exchange Agreement dated October 13, 2002 among the Registrant, Formula Systems (1985), Arie Kilman and other shareholder of Liraz Systems Ltd. (4)
4.6	Form of Indemnification Letter dated December 27, 2005 between the Registrant and certain office holders (5)
4.7
BluePhoenix 2003 Employee Share Option Plan (previously known as the Crystal 1996 Employee Share Option Plan), as amended on January 28, 1997, December 5, 1999, December 18, 2000, December 26, 2000, August 6, 2003, December 30, 2004 and February 21, 2010 (1)

4.8	The 2007 Award Plan adopted by the Registrant on July 8, 2007 (6)
4.9	Letter of Undertaking dated September 23, 2008 signed by the Registrant in favor of the First International Bank Ltd. (7) *
4.10	Amendment to Letter of Undertaking dated June 1, 2009 signed by the Registrant in favor of the First International Bank Ltd. (7) *
4.11	Amendment to Letter of Undertaking dated October 15, 2009 signed by the Registrant in favor of the First International Bank Ltd. (7) *
4.12	Amendment to Letter of Undertaking dated March 9, 2011 signed by the Registrant in favor of the First International Bank Ltd. (7) *
4.13	Letter of Undertaking dated August 11, 2009 signed by the Registrant in favor of Bank Leumi Le’Israel Ltd. (7) *

4.14	Amendment to Letter of Undertaking dated February 22, 2010 signed by the Registrant in favor of Bank Leumi Le’Israel Ltd. (7) *
4.15	Letter of Undertaking dated July 15, 2007 signed by the Registrant in favor of Bank Discount Le’Israel Ltd. (7) *
4.16	Amendment No. 1 to Letter of Undertaking dated August 15, 2007 signed by the Registrant in favor of Bank Discount Le’Israel Ltd. (7) *
4.17	Amendment No. 2 to Letter of Undertaking dated February 22, 2010 signed by the Registrant in favor of Bank Discount Le’Israel Ltd. (7) *
4.18	Letter of Undertaking dated December 22, 2004 signed by the Registrant in favor of Hapoalim Bank Ltd. (7) *
4.19	Amendment to Letter of Undertaking dated July 15, 2007 signed by the Registrant in favor of Hapoalim Bank Ltd. (7) *
4.20	Amendment No. 2 to Letter of Undertaking dated February 21, 2010 signed by the Registrant in favor of Hapoalim Bank Ltd. (7) *
8.1	List of Subsidiaries*
12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act*

12.2	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act*
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act*
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act*
15	Consent of Ziv Haft registered certified public accountants (Isr.) BDO member firm*
__________________________
*    Filed herewith.

(1) Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 25, 2010.

(2) Incorporated by reference to the Registrant’s Registration Report on Form F-3 filed with the Securities and Exchange Commission on January 7, 2008.

(3) Incorporated by reference to the Registrant’s Report on Form 6-K filed with the Securities and Exchange Commission on October 13, 2009.

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

(7) English translation from the Hebrew language.

BLUEPHOENIX SOLUTIONS LTD.

2010 Annual Report

BLUEPHOENIX SOLUTIONS LTD.
2010 CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars ($).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

BLUEPHOENIX SOLUTIONS LTD.

We have audited the accompanying consolidated balance sheets of BluePhoenix Solutions Ltd. (the “Company”) and its subsidiaries as of December 31, 2010 and 2009 and the related consolidated statements of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2010 and 2009, and the related consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Tel Aviv, Israel
March 31, 2011
Ziv Haft Certified Public Accountants (Isr.) BDO Member Firm

BLUEPHOENIX SOLUTIONS LTD.
CONSOLIDATED BALANCE SHEETS

	December 31,
	2010	2009
	(in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$12,295	$22,328
Marketable securities	-	129
Trade accounts receivable, net (Note 12A1)	16,583	25,578
Other current assets (Note 12A2)	2,337	2,873

Total current assets	31,215	50,908

LONG TERM ASSETS:
Long- term receivables	445	-
Investment in affiliated company	-	147
Property and equipment, net (Note 4)	1,396	1,890
Goodwill (Note 5)	36,969	51,990
Intangible assets and other, net (Note 6)	8,974	17,619

Total long term assets	47,784	71,646

Total assets	$78,999	$122,554

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term bank credit	$14,363	$2,490
Accounts payable and accruals:
Trade	5,129	6,093
Deferred revenue	4,472	4,424
Other (Note 12A3)	6,604	10,263
Total current liabilities	30,568	23,270

LONG-TERM LIABILITIES:
Accrued severance pay, net (Note 7)	1,284	1,309
Loans from banks and others (Note 8)	266	12,887
Derivatives liabilities - warrants	839	2,414
Total long-term liabilities	2,389	16,610

Total liabilities	32,957	39,880

COMMITMENTS AND CONTINGENCIES (Note 9)
Equity (Note 10):
Share capital - ordinary shares of NIS 0.01 par value (authorized: December 31, 2010 and December 31, 2009 40,000,000 shares ; issued: December 31, 2010 – 25,594,352 shares; December 31, 2009 – 25,594,352 shares)	53	52
Additional paid-in capital	126,901	128,591
Accumulated other comprehensive loss	(1,537)	(1,641)
Accumulated deficit	(68,388)	(30,184)
Treasury shares - December 31, 2010 1,874,161,December 31, 2009 -2,371,240 shares	(12,045)	(15,240)

BluePhoenix Shareholders’ Equity	44,984	81,578

Noncontrolling interest	1,058	1,096

Total equity	46,042	82,674

Total liabilities and equity	$78,999	$122,554

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2010	2009	2008
	(in thousands, except per share data)
Revenues (Note 12B1):
Services	$49,184	$70,942		$84,854
Products	7,936	6,836		6,891

Total revenues	57,120	77,778		91,745

Cost of revenues:
Services	41,836	44,486		45,610
Products	376	399		422

Total cost of revenues	42,212	44,885		46,032

Gross profit	14,908	32,893		45,713

Research and development costs	6,692	11,420		18,378
Selling, general, and administrative expenses	28,574	30,406		32,359
Goodwill impairment	13,185	5,670		13,328
Loss on sale of subsidiary	3,989	-		-
Operating loss	(37,532)	(14,603)		(18,352)
Financial expenses, net (Note 12B4)	750	779		2,237
Other income, net (Note 12B5)	-	-		398
Loss before taxes on income	(38,282)	(15,382)		(20,191)
Income taxes (benefit) (Note 11)	(133)	(117)		(330)

	(38,149)	(15,265)		(19,861)
Share in loss of affiliated company	-	(10)		(49)
Loss from continued operation	(38,149)	(15,275)		(19,910)

Loss from discontinued operation (Note 14)	-	-		(8,512)

Net loss	(38,149)	(15,275)		(28,422)
Net income attributable to noncontrolling interests	(55)	(295)		(179)
Loss attributed to BluePhoenix Shareholders	$(38,204)	$(15,570)		$(28,601)

Loss per share - basic and diluted:
Loss from continued operations attributed to BluePhoenix shareholders	$(1.62)	$(0.72)		$(1.12)
Discontinued operation attributable to BluePhoenix shareholders	-	-		(0.23)
Net loss attributable to BluePhoenix shareholders	$(1.62)	$(0.72)		$(1.35)
Weighted average shares outstanding, basic and diluted	23,556	21,500		21,196

Amounts attributable to BluePhoenix common shareholders:
Loss from continued operation	$(38,204)	$(15,570)	$	(23,664)
Loss from discontinued operation	-	-		(4,937)
Net loss	$(38,204)	$(15,570)	$	(28,601)

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital
	Number of shares	Par value	Additional paid-in capital	Accumulated other comprehensive loss	Cost of Company shares held by subsidiaries	Retained earnings (Accumulated deficit)	Non controlling interest	Total
	(in thousands, except shares)
Balance at January 1, 2008	20,626,627	44	118,575	(1,359)	(13,548)	7,996	762	112,470
Changes during 2008:
Net loss	-	-	-	-	-	(28,601)	65	(28,536)
Unrealized loss on available for-sale marketable securities	-	-	-	(257)	-	-	-	(257)
Total comprehensive loss								(28,793)
Stock-based compensation	-	-	2,825	-	-	-	-	2,825
Exercise of warrants	200,000	*	1,347	-	-	-	-	1,347
Exercise of employees stock options and RSUs	274,191	*	660	-	-	-	-	660
Purchase of treasury stocks	(677,302)	-	-	-	(1,609)	-	-	(1,609)
Conversion of convertible notes series A	12,242	*	67	-	-	-	-	67
Issuance of shares and warrants in connection with previously acquired subsidiaries	400,000	2	6,353	-	-	-	-	6,355
Balance at December 31, 2008	20,835,758	46	$129,827	(1,616)	(15,157)	(20,605)	827	93,322

Recognition of derivatives liabilities related to adoption of FASB ASC 815-40-15	-	-	(6,152)	-	-	5,991	-	(161)
Net loss	-	-	-	-	-	(15,570)	295	(15,275)
Unrealized loss on marketable securities	-	-	-	(103)	-	-	-	(103)
Reclassification adjustment to income on marketable securities	-	-	-	78	-	-	-	78
Total comprehensive loss	-	-	-	-	-	-	-	(15,300)
Stock-based compensation	-	-	2,031	-	-	-	-	2,031
Dividend to noncontrolling interest	-	-	-	-	-	-	(26)	(26)
Purchase of treasury stocks	(44,994)	*	-	-	(83)	-	-	(83)
Exercise of employees stock options and vested RSUs	254,312	*	6	-	-	-	-	6
Issuance of shares in connection with previously acquired subsidiaries	813,461	2	2,503	-	-	-	-	2,505
Issuance of shares, net	1,364,575	4	376	-	-	-	-	380
Balance at December 31, 2009	23,223,112	$52	$128,591	$(1,641)	$(15,240)	$(30,184)	$1,096	$82,674

Net loss	-	-	-	-	-	(38,204)	55	(38,149)
Reclassification adjustment to income on marketable securities	-	-	-	104	-	-	-	104
Total comprehensive loss								(38,045)
Stock-based compensation	-	-	1,506	-	-	-	-	1,506
Dividend to noncontrolling interest	-	-	-	-	-	-	(93)	(93)
Vested RSUs	497,079	-	(3,196)	-	3,196	-	-	-
Balance at December 31, 2010	23,720,191	$52	$126,901	$(1,537)	$(12,046)	$(68,388)	$1,058	$46,042

*           Less than $1 thousand.

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2010	2009	2008
	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(38,149)	$(15,275)	$(28,422)
Adjustments to reconcile net loss to net cash provided by operating activities:
Loss from discontinued operation	-	-	8,512
Share in earnings of affiliated companies, net dividend received	-	10	49
Depreciation and amortization	7,805	8,894	10,107
Goodwill impairment	13,185	5,670	13,328
Increase (decrease) in accrued severance pay, net	(24)	(572)	248
Loss on sale of property and equipment	-	-	10
Stock - based compensation	1,506	2,031	2,825
Change in fair value of warrants	(1,574)	(1,514)	-
Loss on sale of subsidiary	3,989	-	-
Deferred income taxes, net	(87)	(493)	(894)
Changes in operating assets and liabilities:
Reclassification adjustment to income on marketable securities	104	78	-
Decrease (increase) in trade receivables, net of allowances for doubtful accounts	6,990	3,017	(4,702)
Decrease (increase) in other current assets	442	568	(407)
Increase (decrease) in trade payables	(858)	981	992
Decrease in other accounts payable	(945)	(2,429)	(744)
Net cash provided by (used in) operating activities	(7,616)	966	902

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(358)	(589)	(1,200)
Proceeds from sale of property and equipment	-	-	6
Proceeds from sale of marketable securities	107	192	-
Additional consideration for previously acquired subsidiaries and activities	(1,925)	(8,908)	(7,869)
Advance in investment of new activity	-	(93)	-
Proceeds from sale of subsidiary (Appendix B)	1,234	-	-
Investment in newly-consolidated subsidiaries and purchase of newly-activity (Appendix A)	(702)	(2,454)	(2,269)
Net cash used in investing activities	(1,644)	(11,852)	(11,332)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term bank credit, net	3,420	-	-
Repayment of long-term loans	(5,100)	(3,057)	-
Receipt of long-term loans	1,000	2,000	16,069
Dividend paid to noncontrolling interest	(93)	(26)	-
Purchase of treasury shares	-	(83)	(1,609)
Issuance of shares and warrants, net	-	4,066	-
Exercise of employee share options and warrants	-	6	2,007
Net cash provided by financing activities	(773)	2,906	16,467
Cash Flows Provided By (used in) Discontinued Operation:
Net cash used in operating activity	-	-	-
Net cash provided by investing activity	-	-	1,700
Total net increase (decrease) in cash and cash equivalents	(10,033)	(7,980)	7,737
Changes in cash and cash equivalents from discontinued operation	-	-	-

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS FROM CONTINUED OPERATION	(10,033)	(7,980)	7,737
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	22,328	30,308	22,571
CASH AND CASH EQUIVALENTS AT END OF YEAR	$12,295	$22,328	$30,308

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

	Year ended December 31,
	2010	2009	2008
	(in thousands)
Cash paid during the year for:
Income taxes	$463	$347	$859
Interest	$1,195	$802	$194

APPENDIX A - INVESTMENT IN NEWLY-CONSOLIDATED SUBSIDIARIES AND PURCHASE OF ACTIVITY:

	Year ended December 31,
	2010	2009	2008
	(in thousands)

Working capital, other than cash	-	$431	$777
Property and equipment	-	-	(67)
Other intangible assets	-	(172)	(91)
Goodwill	(395)	(907)	(710)
Technology	-	(1,633)	(1,088)
Customer relations intangible asset	(307)	(257)	(1,090)
Non-current liabilities	-	84	-
Net cash used in acquisition	$(702)	$(2,454)	$(2,269)

APPENDIX B – PROCEEDS FROM SALE OF SUBSIDIARY:

	Year ended December 31,
	2010	2009	2008
	(in thousands)

Working capital, other than cash	$(1,109)	$-	$-
Long term receivables	(445)
Investment in and loans to affiliated Company	147	-	-
Property and equipment	43	-	-
Intangible assets	2,143	-	-
Goodwill	2,232	-	-
Loss on sale of subsidiary	(3,989)
Total	$1,234	$-	$-

APPENDIX C - NON-CASH ACTIVITIES:

	Year ended December 31,
	2010	2009	2008
	(in thousands)

Investment in subsidiaries	$-	$4,746	$14,848
Conversion of convertible debentures	$-	$-	$67

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

D.	Allowance for Doubtful Accounts:

The Company establishes an allowance for doubtful accounts to ensure trade and financing receivables are not overstated due to uncollectability. The allowance for doubtful accounts was based on specific receivables, which their collection, in the opinion of Company’s management, is in doubt. Trade receivables are charged off in the period in which they are deemed to be uncollectible.

E.	Investee companies:

Investments in affiliates over which the Company exercises significant influence but are not subsidiaries (affiliated companies) are accounted for under the equity method. As of December 31, 2010 the Company has no investment in affiliated companies.

F.	Investments in Marketable Securities:

Management determines the appropriate classification of its investments at the time of purchase. all marketable securities are reported at fair value based on quoted market price and classified as available for-sale. Available for sale securities are carried at fair value, with the unrealized gains and losses, reported in "accumulated other comprehensive income (loss)" in equity. All the marketable Securities are traded shares, Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been less than the cost basis, and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. As of December 31, 2010 the Company has no investment in marketable Securities.

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

The Company evaluates property and equipment and purchased intangible assets with finite lives for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flow and recognizes an impairment loss when the estimated undiscounted future cash flow expected to result from the use of the asset plus the net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. When the Company identifies an impairment, it reduces the carrying amount of the asset to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. During the years ending December 31, 2010, 2009 and 2008 no impairments have been identified.

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

The Company performed goodwill impairment tests in 2010, 2009 and 2008. The goodwill impairment tests are conducted in two steps. In the first step, the Company determines the fair value of the reporting unit using expected future discounted cash flows and estimated terminal values. If the net book value of the reporting unit exceeds the fair value, the Company would then perform the second step of the impairment test which requires allocation of the reporting unit's fair value of all of its assets and liabilities in a manner similar to an acquisition cost allocation, with any residual fair value being allocated to goodwill. The implied fair value of the goodwill is then compared to the carrying value to determine impairment, if any.

The Company determines the fair value of a reporting unit using the Income Approach, which utilizes a discounted cash flow model, as it believes that this approach best approximates its fair value at this time. The Company has corroborated the fair values using the Market Approach. Judgments and assumptions related to revenue, gross profit, operating expenses, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. Additionally, the Company evaluated the reasonableness of the estimated fair value of its reporting unit by reconciling to its market capitalization. This reconciliation allowed the Company to consider market expectations in corroborating the reasonableness of the fair value of the reporting unit. Following such reconciliation the company, found that there was no material difference (approximately 1.4%) between the fair value of the reporting unit and its market capitalization as of December 31, 2010.

The Company is one operating segment and one reporting unit related to its overall IT modernization. In 2008, 2009 and 2010, step one of the assessment resulted at the carrying value of the IT modernization reporting unit exceeds its fair value. As described in the preceding paragraphs, the second step was performed by allocating the reporting unit's fair value to all of its assets and liabilities, with any residual fair value being allocated to goodwill. The Company determined that the carrying value of goodwill should be impaired. As a result, the Company recorded a non-cash goodwill impairment charge of $13.3 million in 2008, $5.7 million in 2009 and $13.2 million in 2010.

In determine gain or loss on disposal of a portion of the reporting unit the amount of goodwill that was included in that carrying amount of the disposed reporting unit was based on the relative fair values of the disposed of business and the portion of the reporting unit that was retained.

 BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

J.	Research and Development Costs:

Research and development costs are charged to the statement of income as incurred. ASC No. 985, “Software”, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company’s product development process, technological feasibility is established upon detailed program design is completed and verified. Costs incurred by the Company between completion of detailed program design and the point at which the products are ready for general release has been insignificant. Therefore, all research and development costs have been expensed.

K.	Stock-based Compensation:

In the past three years majority of the awards were of restricted stock units (“RSUs”).RSU's are valued based on the market value of the underlying stock at the date of grant.  The Company measures and recognizes compensation expense with respect to option based awards on estimated fair values on the date of grant using the Black-Scholes option-pricing model. This option pricing model requires that the Company makes several estimates, including the option’s expected life and the price volatility of the underlying stock.

The Company recognizes the estimated fair value of option-based awards and RSUs, net of estimated forfeitures, as stock-based compensation costs using the accelerated vesting attribution method.

For the year ended December 31, 2010, 2009 and 2008 the Company recorded stock-based and RSUs compensation costs in the amount of $1,506, $2,031 and $2,825 thousand, respectively. On December 31, 2010, the total unrecognized stock-based and RSUs compensation costs amounted to $867 thousand, and are expected to be recognized over of the next 3 years.

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

For multiple elements arrangements, ASC 985 requires that the fair value of each component in a multiple element arrangement will be determined based on the vendor’s specific objective evidence (VSOE) for that element, and revenue is allocated to each component based on its fair value. ASC 985 requires that revenue be recognized under the “residual method” when VSOE does not exist for all the delivered elements, VSOE of fair value exists for all undelivered elements, and all other accounting standards criteria are met. The specific objective evidence for the PCS is established by the price charged on PCS renewals.

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

When a project involves significant production, modification or customization of software, revenue is recognized according to the percentage of completion method in accordance with the provisions of FASB ASC Topic 605-35-25. Under this method, estimated revenue is generally accrued based on costs incurred to date, as a percentage of total updated estimated costs. The Company recognizes contract losses, if any, in the period in which they first become evident.

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

On December 31, 2010 approximately $8.4 million (on December 31, 2009: $19.3 million) of the accounts receivable balance was unbilled due to the customers payment terms.

The Company presents revenues from products and revenues from services in separate line items.

The product revenues line item includes revenues generated from (i) standalone software products and (ii) software products that were included in multiple-element arrangements and were separated pursuant to ASC 985 as aforementioned.

 BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

L.	Revenue Recognition: (Cont.)

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

The Company expenses advertising costs as incurred. Advertising costs for the years ended December 31, 2010, 2009 and 2008 were $94, $291 and $318 thousand, respectively.

N.	Income Taxes:

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

Financial instruments that have the potential to expose the Company to credit risks are mainly cash and cash equivalents, bank deposit accounts, and trade receivables.

The Company holds cash and cash equivalents, and deposit accounts at large banks in Israel, the United States, and Europe, thereby substantially reducing the risk of loss.

With respect to trade receivables, the risk is limited due to the geographically spreading, nature and size of the entities that constitute the Company’s customer base. The Company assesses the financial position of its customers prior to the engagement with them.

The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts and generally does not require collateral. An appropriate allowance for doubtful accounts is included in the accounts.

2.
Fair value measurement:

The Company measures fair value and discloses fair value measurements for financial and non-financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

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

Comprehensive income, net of related taxes where applicable, includes, in addition to net income unrealized gains and losses on available-for-sale securities.

R.	Derivative Instruments:

The Company uses foreign currency options, forward exchange contracts to assist in managing financial risks in order to minimize the currency exposure on identifiable assets and liabilities in currencies other than the functional currency. The Company does not use derivative financial instruments for speculative purposes. These instruments are recognized at fair value, with all changes in fair value recorded in current period earnings, as these transactions have not been designated by management as hedging instruments. The net loss recognized in earnings during 2010, representing the derivative instruments was $288 thousand (in 2009: loss of $894 thousand). As of December 31, 2010 the Company has open forward and option exchange contracts (notional amounts) of $6.7 million (December 31, 2009:  $8.3 million). The cash flows associated with the derivative are reflected as cash flows from operating activity in the statement of cash flows.

S.	Treasury Shares:

The Company repurchases its Ordinary shares from time to time on the open market and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders' equity.

When treasury shares are used as consideration for share based payment the reduction is based on average purchase cost.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

T.	Transfers of Financial Assets:

FASB ASC Topic 860 "Transfers and Servicing" ("ASC 860"), establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. The underlying conditions are met for the transfer of financial assets to qualify for accounting as a sale. The transfers of financial assets are typically performed by the sale of receivables to financial institution.

In 2010 and 2009, the Company sold trade receivables to financial institution in a total amount of $24.7 and $30 million respectively, at an average annual rate of Libor plus 3% or Prime plus 1.5% as applicable (in 2009- Libor plus 2.4%-2.5% ). Control and risk of those trade receivables were fully transferred and accounted for as a sale in accordance with ASC 860. The agreements, pursuant to which the Company sells its trade receivables, are structured such that the Company (i) transfers the proprietary rights in the receivable from the Company to the financial institution; (ii) legally isolates the receivable from the Company’s other assets, and presumptively puts the receivable beyond the legal reach of the Company and its creditors, even in bankruptcy or other receivership; (iii) confers on the financial institution the right to pledge or exchange the receivable; and (vi) eliminates the Company’s effective control over the receivable, in the sense that the Company is not entitled and shall not be obligated to repurchase the receivable other than in case of failure by the Company to fulfill its commercial obligation.

U.	Reclassifications:

Certain comparative figures have been reclassified to conform to the current year presentation.

V.
Derivative Liabilities - Warrants:

In connection with the adoption of EITF 07-05, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock,” (“EITF 07-05”) on January 1, 2009 (ASC 815-40-15), the Company determined that the warrants issued at several occasions in 2007 ,2006 and 2004 (ratchet down of exercise price based upon lower exercise price in future offerings) are not indexed to the Company’s own stock and therefore should be recorded as a  derivative financial liability for pursuant FASB ASC Topic 815 "Derivative and Hedging" (ASC 815-40-25). The fair value of these warrants as of January 1, 2009 was $161 thousand and was recorded as a derivative liability in a way of  cumulative adjustment to beginning of the year equity.(see also Note 10A4).

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

W.	Recently Issued Accounting Pronouncements:

December 2010, the FASB issued amendments to the disclosure of pro forma information for business combinations. These amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010 (early adoption is permitted). The amendments clarify the acquisition date that should be used for reporting the pro forma financial information disclosures when comparative financial statements are presented. The amendments also improve the usefulness of the pro forma revenue and earnings disclosures by requiring a description of the nature and amount of material, nonrecurring pro forma adjustments that are directly attributable to the business combination(s). The Company believes that the adoption will not impact on its consolidated financial statements.

In April 2010, the FASB issued an amendment to the accounting and disclosure for revenue recognition milestone method. This amendment, effective for fiscal years beginning on or after June 15, 2010 (early adoption is permitted), provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research and development transactions. The Company believes that the adoption of the amendment will not impact on its consolidated financial statements.

In January 2010, the FASB updated the “Fair Value Measurements Disclosures”. More specifically, this update requires (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. As applicable to The Company, this became effective as of the first interim or annual reporting period beginning after December 15, 2009, except for the gross presentation of the Level 3 roll forward information, which is required for annual reporting periods beginning after December 15, 2010 and for interim reporting periods within those years. As applicable to the Company, the adoption of the new guidance did not have a material impact on its consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

W.	Recently Issued Accounting Pronouncements (Cont.):

In December 2010, the EITF issued ASU 2010-28, When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts codified in ASC 350, "Intangibles - Goodwill and Other". Under ASC 350, testing for goodwill impairment is a two-step test, in which Step 1 compares the fair value of the reporting unit to its carrying amount. If the fair value of the reporting unit is less than its carrying value, Step 2 is completed to measure the amount of impairment, if any. This ASU modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 if it appears more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity would consider whether there are any adverse qualitative factors indicating that an impairment may exist (e.g., a significant adverse change in the business climate). The Company does not believe that the adoption of the new guidance will have a material impact on its consolidated financial statements.

In October 2009, the FASB issued amendments to the accounting and disclosure for revenue recognition. These amendments, effective for fiscal years beginning on or after June 15, 2010 (early adoption is permitted), modify the criteria for recognizing revenue in multiple element arrangements and require companies to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. Additionally, the amendments eliminate the residual method for allocating arrangement considerations. The Company believes that the adoption will not impact on its consolidated financial statements.

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

In December 2010, the Company sold her holdings in ASNA, including her holding interest in a Spanish affiliated company, for a consideration of $2.0  million, $1.5 million of which were paid to us in December 2010 and the remaining $500,000 are payable in December 2012. As of December 31, 2010 this future payment was presented at present value in the amount of $445 thousand. As a result of the sale, the Company recorded a loss of approximately of $4 million presented in operating income.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Certain Transactions (Cont.):

B.	Danshir:

In January 2010, the Company acquired from two Israeli companies, Danshir Software Ltd. and Danshir Tmurot Ltd., through the temporary receiver appointed to the activities by the Israeli court, certain business activities in the field of professional services in Israel. The activities specialized in customized software solutions in 4 main areas: ERP systems, business developments and applications, technology infrastructure and IT services. As part of the acquisition, a portion of Danshir's employees were moved into the Company, In consideration, the Company paid Danshir Software Ltd. and Danshir Tmurot Ltd. an amount of $796 thousand in cash out  of which $93 thousand  was paid in an advance in the previous year.

The acquisition was accounted for by the acquisition method. The results of operations were included in the consolidated financial statements of the company commencing January 2010. The consideration for the acquisition was attributed to net assets on the basis of fair value of assets acquired and liabilities assumed, based upon an appraisal study. An amount of $400 thousand was allocated to customer related intangibles and is being amortized over a 5 years period. The excess cost of the acquisition over the fair value of net tangible and intangible assets amounted to $396 thousand and was allocated to goodwill which represent the current workforce of Danshir's employees .Goodwill is deductible for tax purposes over 10 years period.

The following table summarizes the fair values of assets acquired as of the date of purchase:

(in thousands)

Goodwill	$396
Customer related intangible asset	400
Cost of investment	$796

C.	DSK:

DSKnowledge Ltd. (DSK). In December 2009, the Company purchased the product business of DSKnowledge Ltd., referred to as DSK, a provider of knowledge management software for enterprises. DSK’s product modernizes and transforms legacy data information and content elements in enterprises into one knowledge management repository. Pursuant to the terms of the purchase agreement, the Company acquired DSK's product business for approximately $3 million. According to the purchase agreement, the Company committed to pay additional consideration calculated based upon future milestones based on net profit in 2010, 2011 and 2012. Acquisition costs amounted to approximately $ 120 thousand and were charged to income as general and administrative expenses.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 2 - Certain Transactions (Cont.):

C.	DSK: (Cont.)

The acquisition was accounted for by the acquisition method. The results of operations were included in the consolidated financial statements of the company commencing December 8, 2009. The consideration for the acquisition was attributed to net assets on the basis of fair value of assets acquired and liabilities assumed, based upon an appraisal study. An  amount of $1,633 thousand was allocated to core technology and to be amortized over a 5 years period ,an amount of $257 thousand was allocated to estimated fair value of the customers related intangible assets, which is being amortized  over 5 years and $172 thousand of Backlog which is being amortized over 1 year. The excess cost of the acquisition over the fair value of net tangible and intangible assets amounted to $907 thousand and was allocated to goodwill. Goodwill is deductible for tax purposes over 10 years period. No fair value was attributed to the future contingent payments as the Company estimated at this stage that DSK will not reach the agreed milestones.

As of December 31, 2010 no contingent consideration was accrued.

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

In January 2008, the Company entered into an agreement for the purchase of the entire outstanding share capital of TIS Consultants Ltd., or TIS, a company incorporated in Cyprus, that wholly owns a subsidiary incorporated in India, TISA Software Consultants Private Limited. TIS provided consulting services, solutions and value added products to the banking industry, specializing in the market for Temenos GLOBUS/T24™. TIS’ acquisition expanded the Company’s products offerings and services.

Under the agreement, the Company paid to the selling shareholders an amount of $500,000 and an additional amount of $700,000 as a nonrefundable advance payment on account of contingent consideration described below. As part of the transaction, the Company undertook to pay the selling shareholders contingent consideration. Following a dispute with regard to the contingent consideration, and as part of the negotiated terms, the Company paid in 2009 $3,070 thousand to the former shareholders of TIS that was already recorded as a liability in 2008, and entered into a settlement agreement for dismissal of legal proceedings between the Company and the former shareholders of TIS regarding the final amount of contingent consideration owed related to the Company’s purchase of TIS. As part of the settlement, the parties agreed on mutual release of their respective claims and the former shareholders of TIS waived the rights to any future contingent consideration. Under the settlement agreement dated September 13, 2009, the Company paid the former shareholders of TIS contingent consideration of $1,057 thousand in January 2010 and $1,163 thousand in January 2011. In addition, the Company issued to the former shareholders of TIS 813,461 of its ordinary shares, NIS 0.01 par value per share, valued $2,505 thousand based on the closing settlement date. As a result, in 2008 and 2009 the Company assigned $3,070 thousand and $4,790 thousands respectively, to goodwill.

E.	JLC Russia

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

The following unaudited pro forma summary presents information as if the acquisition of JLC’s activity had occurred as of January 1, 2008, the acquisition of DSK’s activity had occurred as of January 1, 2009 and 2008, and the acquisition of Danshir’s activity had occurred as of January 1, 2009. The pro forma information, which is provided for informational purposes only, is based on historical information and does not necessarily reflect the results that would have occurred, not is it necessarily indicative of future results of operations of the consolidated entity.

	Year ended December 31,
	2010	2009	2008
	(In thousands, except per share data)
	(Unaudited)

Revenues	$57,120	$82,214	$94,385
Net loss attributable to BluePhoenix Shareholders	$(38,204)	$(16,083)	$(28,245)
Loss per share - basic and diluted	$(1.62)	$(0.75)	$(1.33)

Note 3 - Fair Value Measurement:

Items carried at fair value as of December 31, 2010 and 2009 are classified in the table below in one of the three categories described in note 1P.

	Fair value measurements using input type
	December 31, 2010
	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$12,295	$-	$-	$12,295
Foreign currency derivatives, net	-	94	-	94
Derivatives liabilities - warrants	-	(839)	-	(839)
Goodwill *	-	-	36,969	36,969
	$12,295	$(745)	$36,969	$48,526

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 - Fair Value Measurement (Cont.):

	Fair value measurements using input type
	December 31, 2009
	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$22,328	$-	$-	$22,328
Marketable securities	129	-	-	129
Foreign currency derivatives, net	-	35	-	35
Derivatives liabilities - warrants	-	(2,414)	-	(2,414)
Goodwill *	-	-	51,990	51,990
	$22,457	$(2,379)	$51,990	$72,068

*As to relevant inputs- see note 1.I

Note 4 - Property and Equipment, Net:

Composition of property and equipment, grouped by major classifications:

	December 31,
	2010	2009
	(in thousands)
Cost:
Computers and peripheral equipment	$9,841	$9,537
Office furniture and equipment	859	963
Leasehold improvements	537	518
Motor vehicles	416	444
	11,653	11,462
Accumulated Depreciation:
Computers and peripheral equipment	9,010	8,281
Office furniture and equipment	623	734
Leasehold improvements	392	370
Motor vehicles	232	187
	10,257	9,572

Depreciated cost	$1,396	$1,890

Depreciation expenses totaled $803, $968, and $1,003 thousand for the years ended December 31, 2010, 2009, and 2008, respectively.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 - Goodwill:

The change in the carrying amount of goodwill for the years ended December 31, 2010 and 2009 are as follows:

	2010	2009
	(in thousands)
Balance as of January1.
Goodwill	$70,988	$65,334
Accumulated impairment losses at the beginning of the period	(18,998)	(13,328)
	51,990	52,006
Goodwill acquired during the year *	396	5,654
Goodwill related to sale of ASNA	(2,232)	-
Goodwill impairment	(13,185)	(5,670)

Balance as of December 31
Goodwill	69,152	70,988
Accumulated impairment losses at the end of the period	(32,183)	(18,998)
	$36,969	$51,990

* Acquired goodwill (including contingent consideration resolving in 2009):

DSKnowledge business	$-	$907
TIS Consultants Ltd.	-	(273)
TIS Consultants Ltd.	-	5,020
Danshir	396	-
	$396	$5,654

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 - Intangible Assets and Others, Net:

Composition:

	Useful	December 31,
	life	2010	2009
	years	(in thousands)
Original amount:
Technology	5	$47,581	$47,581
Customer related intangible assets	5-8	5,316	4,916
Distribution agreement related intangible assets	11	359	359
Brand name related intangible assets	12	958	958
Deferred tax asset		1,796	1,696
Others		375	375
		56,374	55,885
Accumulated amortization:
Technology		42,008	35,440
Customer related intangible assets		3,700	2,339
Distribution agreement related intangible assets		359	84
Brand name related intangible assets		958	200
Other		375	203
		47,400	38,266
		$8,974	$17,619

The estimated future amortization of the intangible assets (excluded of deferred tax assets) as of December 31, 2010 is as follows:

(in thousands)

2011	$3,688
2012	1,956
2013	972
2014	541
2015	21
$7,178

*	Amortization of intangible assets (excluding deferred tax) amounted to $7,002, $7,926 and $9,094 thousand for the years ended December 31, 2010, 2009 and 2008 respectively.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 - Accrued Severance Pay, Net:

A.	Accrued Liability:

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

The amounts accrued and the amounts funded with managers’ insurance policies are as follows:

	December 31,
	2010	2009
	(in thousands)

Accrued severance pay	$5,719	$4,761
Less - amount funded	4,435	3,452
	$1,284	$1,309

B.	Expenses:

The expenses related to severance pay for the years ended December 31, 2010, 2009 and 2008 were $962, $799 and $1,273 thousand, respectively.

Note 8 - Loans from Banks and Others:

A.	Composition:

		December 31,
		2010	2009
Average Interest rate as of December 31, 2010	Linkage	Total long-term liabilities net of current portion
%	Basis	(in thousands)

6.30		€-	$49
0.87		€330	320
Libor + an average rate of 3.29%		$6,897	15,008
Less - current portion		(6,961)	(2,490)
		$266	$12,887

*     As for the Company's covenants - see note 9.A.5.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 8 - Loans from Banks and Others (Cont.):

B.	Long-term Loans from Banks and Other are due as follows:

	December 31,
	2010	2009
	(in thousands)

First year (current portion)	$6,961	$2,490
Second year	41	6,972
Third year	41	2,972
Fourth year and thereafter	184	2,943
Total	$7,227	$15,377

Note 9 - Commitments and Contingencies:

A.	Commitments:

1.
Lease. The Company rents its offices, vehicles and, other equipment under various operating lease agreements. Rent expenses for the years ended December 31, 2010, 2009 and 2008 were $2.9 million, $3.2 million and $3.1 million. Aggregate minimum rental commitments under non-cancelable leases as of December 31, 2010 were as follows:

	Office Facilities	Vehicles, Equipment, and Other

Fiscal 2011	$1,194	$966
Fiscal 2012	787	563
Fiscal 2013	277	116
Fiscal 2014	277	7
Fiscal 2015	207	-

	$2,742	$1,652

2.
Customers’ bank guarantees. Under agreements between the Company and certain of its customers, the Company undertook to provide such customers a bank guarantee for the assurance of performance of its obligations under its agreements with such customers. As of December 31, 2010, there are outstanding bank guarantees on behalf of customers in the aggregate amount of $178 thousand.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 9 - Commitments and Contingencies (Cont.):

A.	Commitments (cont.):

3.
Chief Scientist. Two of the Company’s subsidiaries have entered into agreements with the OCS; these subsidiaries are obliged to pay royalties to the OCS at a rate of 3% on sales of the funded products, up to 100% of the dollar-linked grant received in respect of these products from the OCS. As of December 31, 2010, the contingent liability that was not recognized amounted to $330 thousand.

4.
Ministry of Production in Italy. In July 2007, the Company’s subsidiary, I-Ter, received an amount of $585,000 from the Ministry of Production in Italy for I-Ter's Easy4Plan product. Easy4Plan is a workflow management tool designed for ISO9000 companies. 36.5% of the funds received constitute a grant, and the remaining 63.5%, is a 10-year loan to be repaid by I-Ter in annual installments until September 2018. The loan bears a minimal annual interest of 0.87% and is linked to the euro. As of December 31,2010 the remaining loan balance was $330,000.

5.
Credit lines from banks. In connection with the credit line from Bank Discount Le’Israel Ltd, Bank Ha’Poalim Ltd., The First International Bank Ltd. And Bank Leumi Le’Israel Ltd. the Company committed to certain covenants related to its operation such as:

a)	maintaining a minimum level of shareholders’ equity of no less than 40% to 60% of our total assets and no less than $50 to $70 million;
b)	maintaining a minimum level of tangible shareholders’ equity not to exceed a deficit of $30 million to $12 million;
c)	maintaining a cash balance of $10 million;
d)	maintaining a level of EBITDA in four sequential quarters of no less than $5 million;
e)	maintaining maximum amount of financial debt of not more than $35 million and not more than 40% of our total assets; and
f)	maintaining a ratio of our bank liabilities to current assets, excluding other current assets, of no more than 40%.

Based on the Company operating results for 2010, the Company failed to meet certain of its covenants to the banks. As a result approximately $5.2 million of long term loan were classified as short term. The Company is currently in the process of negotiating a revised set of covenants which will reflect its current level of operations. However, the Company cannot assure you that it shall succeed to reach agreement with the banks. As a result of not meeting the covenants, the company is  currently fully  utilizing the banks credit line received from banks on its outstanding loans.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 - Commitments and Contingencies (Cont.):

B.	Contingencies:

1.
In June 2003, a former Liraz shareholder filed an application with the Tel-Aviv-Jaffa District Court to approve a claim filed by him against us, as a class action. The claim relates to the acquisition of Liraz shares, which the Company completed in March 2003. The shareholder alleges that the share price the Company paid to Liraz’s shareholders in the tender offer and in a subsequent mandatory purchase was lower than the fair price of Liraz shares. The maximum amount of the claim is approximately NIS 38.9 million ($10.8 million) in the aggregate. Under Israeli law, the court’s approval is required for the plaintiff to represent all of the shareholders of Liraz who sold their shares to us pursuant to the tender offer and the mandatory acquisition. The plaintiff has applied for such approval in the lawsuit. Since the critical issue in our case concerns the basis upon which the fair price of shares purchased within the context of a tender offer is to be determined, and due to the fact that this particular issue has come before the Supreme Court of Israel in an appeal concerning another separate case, the plaintiff in our claim has agreed to postpone the proceedings until the Supreme Court has given its decision in the appeal. In December 2009, the Supreme Court held that, as a general rule, the fair price of shares purchased within the context of a full tender offer shall be determined in accordance with the discounted cash flow method. The plaintiff in our case was supposed to notify the court whether he wishes to renew the proceedings. As of the date of this annual report, the plaintiff has not yet applied to the court.

Based on our analysis of the statement of claim, including an evaluation of the fair value of the Liraz shares, and the price paid for Liraz in a previous transaction immediately prior to the tender offer, the Company believes that the allegations against us in this proceeding are without merit and intends to vigorously oppose the claim and contest the allegations made therein.

2.
In January 2010, the temporary liquidator of Danshir group, a group of companies affiliated to DSKnowledge Ltd., applied to the district court in Tel-Aviv-Jaffa for grant of instructions to initiate an investigation of the business of Danshir group and to cancel the assets purchase transaction, under which the Company purchased the business activity of DSKnowledge Ltd. In the application, the temporary liquidator claimed that DSKnowledge Ltd. was actually part of the Danshir group and its business was unlawfully sold to the Company. The court requested the response of the Principal Receiver (a government officer). The Principal Receiver supported the application to conduct an investigation of the business of Danshir group, but stated that the application to cancel the purchase of the business activity of DSKnowledge has no merit, and should be filed again if the investigation’s conclusion supports that finding. The Company believes that the application to cancel the transaction has no merit, and intends to vigorously oppose the claim.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 - Commitments and Contingencies (Cont.):

B.	Contingencies (Cont.):

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

Note 10 - Equity:

A.	Share Capital:

1.
On January 31, 1997, the Company's ordinary shares were first offered in an initial public offering. Since this transaction, the Company’s shares have been traded in the United States on the NASDAQ Global Market. Their current symbol is “BPHX.”

In January 2001, the Company's ordinary shares were listed for trading on the Tel-Aviv stock Exchange under the "Dual Listing" arrangement. Ordinary share confers upon their holders the rights to receive notice to participate and vote in general meeting of the Company, and the right to receive dividends if declared. During 2009 the Company's board of directors approved the increase of the authorized share capital to 40,000,000 shares from 30,000,000 shares 0.01 NIS par value.

2.
The Company holds a total of 1,874,161 of its shares in a total consideration of $12 million. All of the Company’s ordinary shares have equal voting rights. However, under applicable Israeli law, the shares held by the Company have no voting rights and, therefore, are excluded from the number of its outstanding shares. Since 2010, the Company uses these treasury shares for the issuance of shares pursuant to exercise of options and vested RSUs.

In March 2008 the board of directors approved two by-back programs. Under the buy-back programs, the Company may purchase its shares from time to time, subject to market conditions and other relevant factors affecting the Company. In 2009 the Company repurchased 44,994 of its shares for an aggregate amount of $1.7 million under the buy-back programs.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Equity (Cont.):

A.	Share Capital (cont.):

3.
In October 2009, the Company completed a $4.2 million private placement of ordinary shares and warrants to institutional investors. Pursuant to the securities purchase agreement, the Company issued to the investors 1,364,575 ordinary shares. In addition, the Company issued to the investors series A warrants exercisable immediately into 818,744 ordinary shares during a five year term from the issuance date at an exercise price of $3.95 per share, series B warrants exercisable immediately into 1,364,575 ordinary shares until April 29, 2010 at an exercise price of $3.05 and series C warrants exercisable immediately upon the exercise of the Series B warrants into 818,744 ordinary shares during a five year period at an exercise price of $3.95. All warrants (Series A,B, and C) are subject to anti-dilution protection under which any future issuance of securities at a price lower than the current exercise price of the warrants will cause an adjustment of the applicable warrant exercise price to the price of the dilutive issuance. As a result of such anti-dilution protection the warrants were not considered  indexed to the Company’s own stock and, and therefore recorded at issuance date as a derivative financial liability. The value assigned to the warrants at issuance date was approximately $3.8 million out of the total proceeds of $4.2 million - see also Note 10.A.4. As of December 31, 2010 B and C warrants were expired according to their terms.

4.	Derivative liability- warrants:

In connection with the adoption of EITF 07-05, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock,” (“EITF 07-05”) on January 1, 2009 (ASC 815-40-15), the Company determined that warrants issued at several occasions throughout the years (ratchet down of exercise price based upon lower exercise price in future offerings) are not indexed to the Company’s own stock and are recorded as a derivative liability pursuant to FASB ASC Topic 815 " Derivative and Hedging" (ASC 815-40-25).

The Company measured the fair value of the outstanding warrants at issuance and at the balance sheet date using a Black-Scholes valuation model (Binominal method was used for Series B and C issued in October 2009 since their expiration dates are co-dependent). As a result of the application of ASC 815-40-15, the fair value of the warrants as of December 31, 2010 amounted to $839 thousand as follows:

•	818,745 warrants series A issued in November 2009 at fair value of $832 thousand.

•	800,000 warrants issued in November 2007 at fair value of $7 thousand.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Equity (Cont.):

A.	Share Capital (cont.):

The initial application of ASC 815-40-15 on the warrants issued in November 2007 ,2006 and 2004  resulted in a charge of $ 161 thousand which  was recorded as a derivative liability in a way of  cumulative adjustment to beginning of the year equity based on their fair value as of January 1, 2009..

B.	Share Options:

1.
Employee Share Option Plans:

Stock-based compensation plans comprise employee stock option plans and restricted stock units (“RSUs”) to employees, officers and directors. The purpose of the plans is to enable the Company to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in the Company.

As of December 31, 2010, the Company had two share-based compensation plans: (a) the 1996 share option plan. (b) The 2007 Restricted Share Units plan. Both plans are described below. The compensation costs that were charged to income for those plans amounted to $1.5 million, $2 million and $ 2.8 million for 2010 and 2009 and 2008 respectively.

In 1996, the Company adopted two option plans (the 1996 Share Option Plan). One of these option plans was terminated after all options granted under it were exercised. Pursuant to the other 1996 option plan, as amended, the Company reserved 3,700,000 ordinary shares for issuance to directors, officers, consultants and employees of the Company and its subsidiaries. The exercise price of the options granted under the 1996 option plan ranges from $2.01 to $10.50. As of December 31, 2010 632,955 stock options remain available for future awards.

Under the 1996 option plan, unless determined otherwise by the Board, options vest over a three to four years period from the date of grant and expire 10 years after grant date. Unvested options are forfeited 30-90 days following termination of employment. Any options that are forfeited before expiration become available for further grants.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Equity (Cont.):

B.	Share Options (Cont.):

1.	Employee Share Option Plans (Cont.):

The following table summarizes information about share options outstanding and exercisable as of December 31, 2010:

Options Outstanding		Options Exercisable
Number Outstanding on December 31, 2010	Weighted Average Remaining Contractual Life	Number Exercisable on December 31, 2010	Exercise Price
	Years		$

86,666	8.4	53,332	2.01
375,000	2.25	375,000	2.25
25,000	8.6	8,333	2.54
25,000	9.25	-	2.55
25,000	8.4	8,333	2.74
125,000	9.25	20,000	2.77
60,910	1.5	60,910	3.00
23,750	2.5	23,750	3.00
200,000	2.76	200,000	4.00
8,550	0.5	8,550	4.50
93,145	5	93,145	5.00
35,706	3.42	35,706	6.00
156,255	4.67	156,255	6.00

1,239,982		1,043,314

Data related to the share option plan as of December 31, 2010, 2009 and 2008 and changes during the years ended on those dates are as follows:

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Equity (Cont.):

B.	Share Options (Cont.):

1.	Employee Share Option Plans (Cont.):

	2010		2009		2008
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		$		$		$
Options outstanding at beginning of year	1,337,632	3.85	1,283,523	4.17	1,352,264	4.22

Changes during the year:
Granted	195,000	2.66	175,000	2.26	100,000	2.80
Exercised	-		(2,000)	3.00	(135,024)	4.24
Forfeited	(292,650)	4.8	(118,891)	3.90	(33,717)	5.67

Options outstanding at end of year	1,239,982		1,337,632		1,283,523	4.07

Options exercisable at year-end	1,043,314		1,084,149		1,173,785	4.17

Weighted-average fair value of options granted during the year*	1.68		1.67		1.45

*
The fair value of each option granted is estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0% for all years; expected volatility: 2010 – 50%; 2009 - 45%; risk-free interest rate: 2010 – 2.86%; 2009 – 2.74%,  and expected life: 2010 – 5.9 years; 2009 - 6.5 years.

As of December 31, 2010 and 2009, there was no intrinsic value for outstanding and granted options since the exercise price was higher or the same as the market price. The interstice value of options exercised in 2009 was $1 thousand. There were no exercise of options in 2010.

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

Note 10 - Equity (Cont.):

B.	Share Options (cont.):

1.	Employee Share Option Plans (Cont.):

The risk-free interest assumption is the implied yield currently available on U.S. Treasury zero-coupon bonds, issued with a remaining term equal to the expected life term of the Company’s options.

Pre-vesting rates forfeitures are approximately 10% and were estimated based on pre-vesting for feature experience.

The Company uses the simplified method to compute the expected option term for options granted.

2.	Restricted Share Units (RSU):

In 2007, the Company adopted a Restricted Share Units plan (RSU). Under the RSU plan, as amended, the Company granted in 2010 and 2009 833,132 and 319,500 RSUs, respectively. Under the RSU plan, unless determine otherwise by the board of directors, RSUs vest over a three years period from the date of the grant.153,795 and 103,499 RSUs in 2010 and 2009 ,respectively , approved for immediate vesting on grant date.

Data related to the restricted share units as of December 31, 2010 and changed during the year are as follows:

	Year ended December 31,
	2010	2009

RSUs outstanding at the beginning of the year	480,854	465,333
Changes during the year:
Granted *	833,132	319,500
Vested	(497,079)	(252,312)
Forfeited	(6,101)	(51,667)
RSUs outstanding at the end of the year	810,806	480,854
Weighted Average fair value at grant date	$2.24	$2.39

*
The fair value of RSUs is established based on the market value of the Company’s stock on the date of the award. The Company has expensed compensation costs, net of estimated forfeitures, applying the accelerated vesting method.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Equity (Cont.):

C.	Dividends:

The Company has not paid any cash dividends on its ordinary shares in the past and does not expect to pay cash dividends on its ordinary shares in the foreseeable future.

Note 11 - Income taxes:

A.	Basis of taxation:

The Company and its subsidiaries are subject to tax in many jurisdictions and a certain degree of estimation is required in recording the assets and liabilities related to income taxes. The Company believes that its accruals for tax liabilities are adequate for all open years. The Company considers various factors in making these assessments, including past history, recent interpretations of tax law, and the specifics of each matter.

Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence.

The company has been granted “Approved Enterprise” status under the Israeli Law for the Encouragement of Capital Investments. The company elected to apply for alternative tax benefits—the waiver of government grants in return for tax exemptions on undistributed income. Upon distribution of such exempt income, the distributing company will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise’s income. Such tax exemption on undistributed income applies for a limited period of up to of two years. During the remainder of the benefits period (generally until the expiration of ten years), a corporate tax rate not exceeding 25% will apply (rather than the regular corporate tax rate which was 25% in 2010 and is gradually scheduled to be reduced to 18% in 2016).

The Company is a foreign investors company, or FIC, as defined by the Israeli Investment Law. FICs are entitled to further reductions in the tax rate normally applicable to Approved Enterprises, depending on the level of foreign ownership. When foreign ownership exceeds 90%, the Approved Enterprise income is taxable at a tax rate not exceeding 10% for a 10 year period. The Company cannot certain that it will continue to qualify as a FIC in the future or that the benefits described herein will be granted in the future.

.           Income not eligible for “approved enterprise” benefits is taxed at a regular rate, which was 25% in 2010.

On July 23, 2009, the Israel Economic Efficiency Law (Legislation Amendments for Applying the Economic Plan for 2009 and 2010), 2009 (the 2009 Amendment), became effective, stipulating, among other things, an additional gradual decrease in tax rates in 2011 and thereafter, as follows: 2011- 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20% and 2016 and thereafter - 18%. Deferred income tax balances have been adjusted accordingly; the effect of such adjustment was not material.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - Income taxes (Cont.):

A.	Basis of taxation (Cont.):

As part of the encouragement of investment reform it was determined that unified decreased corporate tax rate will be applied upon industrial companies that meet the exportation criteria.

In order to be eligible for the reduced tax rates, a company must meet an exportation minimum of 25% of all sales.

According to the reform, the tax rates in the coming years are as follows:

1.	2011-2012: 15%

2.	2013-2014: 12.5%

3.	2015 and onwards: 12%.

In accordance with ASC 855, the management of the Company evaluated subsequent events through March 31, 2011, the date the financial statements were issued.

The Company elected to compute its taxable income in accordance with Income Tax Regulations (Rules for Accounting for Foreign Investors Companies and Certain Partnerships and Setting their Taxable Income), 1986. Accordingly, the Company’s taxable income or loss is calculated in U.S. dollars. Applying these regulations reduces the effect of foreign exchange rate (of NIS against the U.S. dollar) on the Company’s Israeli taxable income.

B.	Deferred tax assets and liabilities:

Deferred tax reflect the net tax effects of temporary differences between the carrying amounts of assets or liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2010 and 2009 the Company’s deferred taxes were in respect of the following:

	December 31,
	2010	2009
	(in thousands)

Net operating losses carry forwards	$23,473	$17,816
Provisions for employee rights and other temporary differences	317	342
Deferred tax assets before valuation allowance	23,790	18,158
Valuation allowance	(21,099)	(15,617)
Deferred tax assets	2,691	2,541
Deferred tax liability	(328)	(265)
Deferred tax assets, net	$2,363	$2,276

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - Income taxes (Cont.):

C.	Loss before Taxes on Income is composed as Follows:

	Year ended December 31,
	2010	2009	2008
	(in thousands)

Domestic (Israel)	$(47,446)	$(18,010)	$(31,372)
Foreign	9,164	2,628	11,181
	$(38,204)	$(15,382)	$(20,191)

D.	Taxes on Income Included in the Statements of Income:

	Year ended December 31,
	2010	2009	2008
	(in thousands)
For the reported year - current:
Domestic (Israel)	$34	$136	$21
Foreign	99	286	536
	133	422	557
Taxes related to prior years	(179)	(46)	7
Deferred taxes, net	(87)	(493)	(894)
	$(133)	$(117)	$(330)

E.	Uncertain Tax Position:

The Company has recorded no liability for income taxes associated with unrecognized tax benefits at the date of adoption and have not recorded any liability associated with unrecognized tax benefits during 2008, 2009 and 2010. Accordingly, the Company has not recorded any interest or penalty in regard to any unrecognized benefit.

The Company's policy regarding interest and/or penalties related to income tax matters is to recognize such items as a component of income tax expense (benefit). The Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - Income taxes (Cont.):

F.	A reconciliation of the theoretical tax expense, assuming all income is taxed at the regular rates and the actual tax expense is as follows:

	December 31,
	2010	2009	2008
	(in thousands)
Loss before taxes on income, per consolidated statements of income	$(38,204)	$(15,382)	$(20,191)

Theoretical tax income (expense ) (27% in 2008 and 26% in 2009 and 25% in 2010)	9,551	3,999	5,451
Decrease in taxes resulting from the following differences:
Carry-forward losses for which the Company provided valuation allowance	(5,482)	(2,515)	(2,711)
Goodwill impairment	(3,297)	(1,474)	(3,598)
Effect of different tax rates in foreign subsidiaries	(786)	(112)	458
Taxes related to previous years	(179)	(46)	7
Non-deductible expenses	60	31	63
Income tax benefit in the consolidated statements of income for the reported year	$(133)	$(117)	$(330)
Effective tax rate	-	-	-

G.	Tax Losses:

The Company and its subsidiaries have NOL carry forwards for income tax purposes as of December 31, 2010 of approximately $70 million with no expiration date.

H.	Tax Assessments:

The Company received final tax assessments in Israel through tax year 2005.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - Supplementary Financial Statement Information:

A.	Balance Sheets:

1.	Trade Accounts Receivables:

	December 31,
	2010	2009
	(in thousands)

Trade accounts receivable	$16,642	$25,900
Less allowance for doubtful accounts	(59)	(322)
	$16,583	$25,578

For the years ended December 31, 2010, 2009 and 2008 the Company charged expenses for doubtful accounts amounted to $2,088  $907 and $ 118 thousand , respectively.

For the years ended December 31, 2010, 2009 and 2008 the Company deducted from the allowance (bad debts) $2,351, $898 and $795 thousand, respectively.

2.	Other Current Assets:

	December 31,
	2010	2009
	(in thousands)

Prepaid expenses	$765	$896
Short-term lease deposits	108	274
Government departments and agencies	558	592
Interest and other income receivable	11	266
Deferred taxes	895	845
	$2,337	$2,873

3.	Accounts Payable and Accruals - Other:

	December 31,
	2010	2009
	(in thousands)

Government departments and agencies	$933	$759
Employees and wage-related liabilities	3,905	5,700
Liability with respect to previous contingent consideration	1,483	3,396
Accrued expenses and other current liabilities	283	408
	$6,604	$10,263

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - Supplementary Financial Statement Information (Cont):

A.	Balance Sheets (cont.):

4.	The Company’s Long-lived Assets are as Follows:

	December 31,
	2010	2009
	(in thousands)

Israel	$3,926	$6,552
U.S.A.	2,211	6,042
Europe and other	832	1,437
	$6,969	$14,031

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

The following present total revenues for the years ended December 31, 2010, 2009 and 2008:

	Year ended December 31,
	2010	2009	2008
	(in thousands)

Europe (other than Denmark)	$18,106	$26,091	$40,044
North America	14,432	27,897	22,660
Denmark	8,998	9,975	11,096
Israel	13,457	10,320	10,679
Other	2, 127	3,495	7,266
	$57,120	$77,778	$91,745

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - Supplementary Financial Statement Information (Cont.):

B.	Statements of Operations (cont.):

2.	Principal Customers:

Major customer over 10% of the Company’s revenues:

	2010	2009	2008

Customer A	-	-	10%
Customer B	15.9%	-	-

3.	Financial Expenses, Net:

	Year ended December 31,
	2010	2009	2008
	(in thousands)

Interest income	$16	$113	$254
Foreign currency translation adjustments (see Note 1A3)	(647)	143	(1,705)
Interest expense	(1,301)	(1,576)	(731)
Derivative financial instruments and realized gain on marketable securities	(392)	(973)	(55)
Change in fair value of warrants	1,574	1,514	-
	$(750)	$(779)	$(2,237)

4.	Other Income, Net:

	Year ended December 31,
	2010	2009	2008
	(in thousands)

Dividend income (*)	$-	$-	$48
Settlement with Cicero (Note 8)	-	-	350
	$-	$-	$398

(*)	Dividend income from Steps Ventures, an Israeli venture capital investment group, in which the Company held 3.75% of their outstanding share capital. The Fund was liquidated in Q4 2008.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - Supplementary Financial Statement Information (Cont.):

C.	Earnings per Share:

Basic and diluted earnings per share (“EPS”) were computed based on the average number of shares outstanding during each year. No effect was given to potential instruments such as: share options, RSU's and warrants since their inclusion would be anti-dilutive.

The following table sets forth the computation of basic and diluted net earnings per share attributable to Bluephoenix:

	Year ended December 31,
	2010	2009	2008
	(in thousands)
1. Numerator:
Amount for basic and diluted loss per share	$(38,204)	$(15,570)	$(28,601)

2. Denominator:
Denominator for basic net loss per share - weighted average of shares	23,556,054	21,500,323	21,196,102

Effect of dilutive securities	-	-	-

Denominator for diluted net earnings per share - weighted average shares and assuming dilution	23,556,054	21,500,323	21,196,102

Basic and diluted loss per share attributed to Bluephoenix Shareholders	$(1.62)	$(0.72)	$(1.35)

Note 13 - Transactions with Related Parties:

In January 2008, the Company entered into an agreement for the purchase of the entire outstanding share capital of TIS. Yossi Shemesh, the Company’s vice president, operations at that time was a holder of 25% of the outstanding share capital of TIS at the time of the transaction. See also Note 2D.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 - discontinued operation:

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

The following is the composition from discontinued operation:

Year ended December 31,
2008
(in thousands)

Revenues	$4,778
Cost of revenues	549
Technology Impairment	7,142
Gross loss	(2,913)
Research and development expenses	2,488
Selling, General and administrative expenses	2,725
Goodwill Impairment	3,863
Operating loss	(11,989)
Gain on realization of shareholdings	509
Loss before taxes on income	(11,480)
Taxes on income	266
(11,746)
Net income attributable to noncontrolling interests	(3,234)
Net loss	$(8,512)