Form 20-F
period 2011-12-31
BLUEPHOENIX SOLUTIONS LTD
filed 2012-04-17
CIK 1029581

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

F O R M 20 – F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
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
Tel: 972 9 9526110, Fax: 972 9 952611
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)
_________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of Each Class	Name of Each Exchange on Which Registered
Ordinary shares, NIS 0.04 par value	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

6,310,903 Ordinary shares, NIS 0.04 per share

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

Yes ☐    No ☒

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

Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐    No ☒

TABLE OF CONTENTS

P A R T I		1
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		2
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE		2
ITEM 3. KEY INFORMATION		2
A.	Selected Financial Data	2
B.	Capitalization and Indebtedness	3
C.	Reasons for the Offer and Use of Proceeds	3
D.	Risk Factors	4
ITEM 4. INFORMATION ON THE COMPANY		20
A.	History and Development of the Company	20
C.	Organizational Structure	33
D.	Property, Plants and Equipment	34
ITEM 4A. UNRESOLVED STAFF COMMENTS		34
A.	Operating Results	43
B.	Liquidity and Capital Resources	50
C.	Research and Development, Patents and Licenses	59
D.	Trend Information	59
E.	Off-Balance Sheet Arrangements	60
F.	Tabular Disclosure of Contractual Obligations	60
ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES		61
A.	Directors and Senior Management	61
B.	Compensation	63
C.	Board Practices	65
D.	Employees	75
E.	Share Ownership	76
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		78
A.	Major Shareholders	78
B.	Related Party Transactions	79
C.	Interests of Expert and Counsel	81
ITEM 8. FINANCIAL INFORMATION		82
A.	Consolidated Statements and Other Financial Information	82
B.	Significant Changes	83
ITEM 9. THE OFFER AND LISTING		83
A.	Offer and Listing Details	83
B.	Plan of Distribution	84
C.	Markets	84
D.	Selling Shareholders	85
E.	Dilution	85
F.	Expenses of the Issue	85
ITEM 10. ADDITIONAL INFORMATION		85
A.	Share Capital	85
B.	Memorandum and Articles of Association	85
C.	Material Contracts	88
D.	Exchange Controls	89
E.	Taxation	89
F.	Dividends and Paying Agents	96
G.	Statement by Experts	96
H.	Documents on Display	97
I.	Subsidiary Information	97

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

On December 28, 2011, we executed a one-for-four reverse split of our ordinary shares, resulting in a decrease of the number of our authorized ordinary shares from 40,000,000 to 10,000,000, a decrease of the number of our outstanding ordinary shares from 25,243,610 to 6,310,903 and an increase of the par value per ordinary share from NIS 0.01 to NIS 0.04. All of the data in this annual report reflects such one-for-four reverse split.

As used in this annual report, references to “we,” “our,” “ours,” and “us” refer to BluePhoenix Solutions Ltd. and its subsidiaries, unless otherwise indicated. References to “BluePhoenix” refer to BluePhoenix Solutions Ltd.

The name BluePhoenix™ and the names BluePhoenix™ LogicMiner,  BluePhoenix™ LanguageMigrator and DSK2SMB™, appearing in this annual report are trademarks of our company. Other trademarks in this annual report are owned by their respective holders.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The following tables present selected information from our consolidated statement of operations and balance sheet data for the periods and as of the dates indicated. We derived the selected consolidated statements of operations data for each of the years ended December 31, 2009, 2010 and 2011 and the selected balance sheet data as of December 31, 2010 and 2011 from our consolidated financial statements included in Item 18 of this annual report, which have been prepared in accordance with generally accepted accounting principles as applied in the United States, or U.S. GAAP. Our consolidated financial statements have been audited by Ziv Haft, an independent registered public accounting firm and BDO member firm. The selected consolidated financial data as of December 31, 2007, 2008 and 2009 and for the years ended December 31, 2007 and 2008 is derived from our audited financial statements not included in this annual report, which have been prepared in accordance with U.S. GAAP. You should read the selected consolidated financial data set forth below together with our consolidated financial statements and notes thereto included elsewhere in this annual report. See “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,
	2011	2010	2009	2008	2007
	$
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues	$39,525	$57,120	$77,778	$91,745	$81,222
Cost of revenues	31,339	42,212	44,885	46,032	36,529
Gross profit	8,186	14,908	32,893	45,713	44,693
Research and development costs	4,216	6,692	11,420	18,378	12,653
Selling, general, and administrative expenses	17,973	28,574	30,406	32,359	28,370
Loss on sale of subsidiary and AppBuilder	4,063	3,989	-	-	-
Goodwill impairment	9,632	13,185	5,670	13,328	-
Restructuring costs	-	-	-	-	694
Total operating expenses	35,884	52,440	47,496	64,065	41,717
Operating income (loss)	(27,698)	(37,532)	(14,603)	(18,352)	2,976
Financial expenses, net	(1,306)	(750)	(779)	(2,237)	(4,343)
Other income, net	-	-	-	398	892
Loss before taxes on income	(29,004)	(38,282)	(15,382)	(20,191)	(475)
	(3,463)	133	117	330	(68)
Income tax (expense) benefit	(32,467)	(38,149)	(15,265)	(19,861)	(543)
Equity in earnings (losses) of affiliated companies, net	-	-	(10)	(49)	35
Net loss from continued operation	(32,467)	(38,149)	(15,275)	(19,910)	(508)
Discontinued operation	-	-	-	(8,512)	(7,489)
Net loss	(32,467)	(38,149)	(15,275)	(28,422)	(7,997)
Net income (loss) attributed to non-controlling interests	91	(55)	(295)	(179)	(199)
Net loss attributed to BluePhoenix’ shareholders	$(32,376)	$(38,204)	$(15,570)	$(28,601)	$(8,196)
Total earnings (loss) per share:
Basic	$(5.26)	$(6.49)	$(2.90)	$(5.40)	$(1.91)
Diluted	$(5.26)	$(6.49)	$(2.90)	$(5.40)	$(1.91)

Weighted average number of shares outstanding	6,158	5,889	5,375	5,299	4,286
Weighted average number of shares outstanding assuming dilution	6,158	5,889	5,375	5,299	4,286

	December 31,
	2011	2010	2009	2008	2007
	$
	(in thousands)
Consolidated Balance Sheet Data:
Working capital	$(1,684)	$647	$27,638	$32,360	$32,008
Total assets	$34,400	$78,999	$122,554	$139,987	$146,858
Total liabilities	$18,805	$32,957	$39,880	$46,665	$34,388
Net Assets	$15,595	$46,042	$82,674	$93,322	$112,470

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to Our Business

In the past few years, we have experienced significant losses and negative cash flows from operations. As a result, we suffer from low liquidity. If these trends continue in the future, it would adversely affect our financial condition.

We have incurred significant losses and negative cash flows from operations in the past. For the fiscal year ended December 31, 2011, we experienced a net loss of $32.4 million and negative cash flows from operations of $8.4 million. As of December 31, 2011, we had cash and cash equivalents of $4.0 million compared to $12.3 million as of December 31, 2010. These results have had a negative impact on our financial condition, including our failure to meet certain covenants included in our existing credit facilities. There can be no assurance that our business will become profitable in the future, that additional losses and negative cash flows from operations will not be incurred, that we shall be able to improve our liquidity, that we will be able to satisfy the covenants in our credit facilities, that we will be able to reduce operating expenses or that we will be able to find alternative financing if necessary. If these trends continue, we would encounter difficulties in funding our operations, which would have a material adverse affect on our business, financial condition and results of operations.

Our existing credit facilities contain a number of restrictions and obligations that limit our operating and financial flexibility, and there is no assurance that credit facilities will be available in the future.

Our loan agreements with the banks contain covenants regarding our maintenance of certain financial ratios. In 2011 (as previously occurred in 2010), we failed to meet some of the covenants included in our credit facilities. Following negotiations with the banks, we have restructured the terms of the loans and signed revised agreements with the banks. In December 2011, following the completion of the sale of our AppBuilder technology to Magic Software Enterprises Ltd., referred to as Magic, we repaid approximately 17% of our then existing loans. In addition, we deposited with the banks certain amounts, representing 45% of our then existing loans, which were pledged in favor of the banks securing our indebtedness to the banks.

The covenants contained in our credit facilities restrict, among other things, our ability to pledge our assets, dispose of assets, issue certain securities, make loans or give guarantees, make certain acquisitions, and engage in mergers or consolidations. Our credit facilities also contain covenants regarding maintaining certain financial ratios. Our ability to continue to comply with these and other obligations depends in part on the future performance of our business. We cannot assure you that we shall be able to continue to comply with the covenants included in our agreements with the banks. If we fail to comply, as occurred in 2010 and 2011, we shall be required to renegotiate the terms of our credit facilities with the banks. We cannot assure you that we shall be able to reach an agreement with the banks or that such agreements will be on favorable terms to us. Our ability to restructure or refinance our credit facilities depends on the condition of the capital markets and our financial condition. Any refinancing of our existing credit facilities could be at higher interest rates and may require us to comply with different covenants, which could restrict our business operations.

If we are required to restructure our credit facilities, and we are unable to do so, the banks could accelerate all of our outstanding debt and we would encounter difficulties in funding our operations.  As a result, we could be required to dispose of material assets or operations or raise alternative funding through the issuance of debt or equity securities. There is no assurance that we would be able to consummate such dispositions or that we will be able to raise additional cash or obtain financing through the public or private sale of debt or equity securities in terms that are favorable to us or advantageous to our existing shareholders.

If we fail to meet our covenants to the banks, or otherwise breach the terms of our credit agreements, the banks may foreclose on certain pledged assets and as a result, our business could be seriously harmed.

As part of the revised credit agreements entered into recently between us and the banks, some of our assets were pledged to the banks. As agreed with the banks, if we fail to meet the covenants specified in our credit agreements, fail to repay our debt to the banks when it becomes due or in any other event of default under our credit facilities, and a waiver in respect of our failure has not been received from the banks, the banks may foreclose on the pledged assets to satisfy the debt. If this happens, other lenders may foreclose on the assets pledged to them. Foreclosure by lenders on our assets would have a material adverse affect on our business, financial condition and results of operations.

If the closing of a recent transaction entered into between us and our three major shareholders does not occur, our business, financial condition and results of operations may be adversely affected.

In March 2012, we entered into a transaction with our three major shareholders, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP, referred to as the three shareholders, pursuant to which, we shall assign to the three shareholders a loan agreement between us and a third party, the terms of the loan would be revised and additional loans would be extended to us by the three shareholders. The closing of the transaction is subject to certain conditions, including shareholder approval and our lender banks approval. If the conditions to closing are not fulfilled by the dates agreed between the parties, we shall be unable to pay our creditors which in turn may adversely affect our business, financial condition and results of operations. For additional information about the transaction with the three shareholders, see "Item 5.B. Liquidity and Capital Resources-How We Have Financed our Business-Agreements with our Three Major Shareholders."

Unfavorable changes in economic conditions and decreases in capital expenditures by our customers, have had and could continue to have a material adverse effect on our business and results of operations.

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

Our results were also affected by the declines in the financial services industry. In 2011 and 2010, approximately 23% and 40% of our revenues, respectively, was derived from the financial services industry. We believe that the financial services industry continues to be adversely affected by difficult economic conditions.

Although there have been indications that the economy may be improving in many areas, this has not resulted in an increase in purchases by our customers. Our revenues decreased significantly from $77.8 million in 2009 to $57.1 million in 2010 and to $39.5 million in 2011. We expect our revenues to further decrease in 2012.

We have identified and continue to experience delays in purchase order placement by our customers and longer sales cycles.  We believe that the significant downturn in the economy caused our customers to react by reducing their capital expenditures in general or by specifically reducing their spending on information technology. The negotiation process with our customers has developed into a lengthy and expensive process. In addition, many of our customers have delayed or cancelled information technology projects. Customers with excess information technology resources have chosen and may continue to choose to develop in-house software solutions rather than obtain those solutions from us. Moreover, competitors may respond to challenging market conditions by lowering prices and attempting to lure away our customers. In addition, we anticipate that our low liquidity and financial condition may negatively impact the willingness of customers to place purchase orders with us.

We cannot predict the timing, strength or duration of any economic slowdown or any subsequent recovery. If the conditions in the markets in which we operate remain the same or worsen from present levels, or if customers are dissuaded to contract us due to our financial condition, our business, financial condition and results of operations would be materially and adversely affected.

We had negative cash flows from operations in 2011 which, if we are not successful in increasing our revenues or reducing our expense level in 2012, may continue.

We had negative operating cash flows of $7.6 million in 2010 and $8.4 million in 2011. The change in operating cash flow is primarily attributable to the significant decrease in revenues in 2011 compared to 2010, as well as the decrease in the amount of receivables subject to sale of receivables agreements, which decreased from $5.6 million in 2010 to $618,000 in 2011.

Based on the continuing decline in revenues in 2010 and 2011, we continued during these years to reduce our workforce. However, due to severance and other termination costs, our labor costs were not reduced commensurate with our reduction in revenues. As labor costs constitute a substantial portion of our costs of revenues, selling and administrative expenses and research and development expenses, and as a result of the decrease in the amount of receivables that are subject to sale of receivables agreements, we incurred significant losses and negative cash flow in 2011.

We may consider selling certain assets in 2012 in order to improve our liquidity. These potential dispositions, together with the cost saving plan conducted in 2010 and 2011, are intended to set our expenses at a level commensurate with expected revenue levels. There can be no assurance, however, that such plans will result in reduced expense levels commensurate with our reduced level of revenues. As a result, our business, financial condition and results of operations could be materially and adversely affected.

The revenues of one of our significant subsidiaries are dependent upon several key customers and a significant decrease in revenues from such customers, as well as a significant reduction in purchases by certain other major customers, could materially adversely affect our business, financial condition and results of operations.

The revenues of one of our significant subsidiaries are dependent upon several key customers which include certain Israeli governmental entities. In 2011, these customers accounted, in the aggregate, for 22% of our total revenues. We do not know if, or for how much longer, such customers will continue to purchase the services of such subsidiary. A significant decrease in revenues from these customers may adversely affect our business, results of operations and financial condition.

In addition, a small number of customers has accounted for a substantial portion of our current and historical net revenues. The loss of any major customer or a decrease or delay in orders or anticipated spending by such customer could materially reduce our revenues and profitability. Our customers could also engage in business combinations, which could increase their size, reduce their demand for our products and solutions as they recognize synergies or rationalize assets and increase or decrease the portion of our total sales concentration to any single customer.

A portion of the consideration from a sale of assets during 2011 was put in escrow which if not released, would materially affect our business, financial condition and results of operation.

In connection with the sale of our AppBuilder technology to Magic, in 2011, a portion of the consideration was put in escrow. As of the date of this annual report, an amount of $3.8 million is still deposited in escrow and would be released only subject to certain conditions. Most of the amount is expected to be released during 2012 and 2013. If we do not comply with terms for release from the escrow, our business, financial condition and results of operations could be materially and adversely affected.

If we do not succeed in competing in the Israeli market for our information and communication technology services, our revenues may decrease.

One of our subsidiaries, Liacom Systems Ltd. (Liacom), provides consulting services, primarily to the Israeli market. Liacom’s revenues in 2009, 2010 and 2011 accounted for 11%, 17% and 31% of our consolidated revenues, respectively. Liacom’s revenues in 2011 increased by 27% compared to the revenues in 2010 and the revenues in 2010 increased by 18% compared to its revenues in 2009. The Israeli market is crowded with various companies offering information and communication technology services similar to those provided by us. We believe that we have an advantage of leadership, knowledge and experience, but our prices are not always competitive. Our consulting services include project management and additional services provided by us following the implementation of the project management. Accordingly, whenever we complete these types of projects, the customer has the option to use its internal resources for the ongoing activities, to continue working with us or use one of our competitors. If our customers select one of our competitors to provide these services, our revenues would decrease and as a result, our financial condition, results of operations and cash flows may be negatively affected.

In order to improve our liquidity and financial condition, we may consider selling certain of our assets. Our failure to successfully sell our assets could disrupt our business or harm our ability to finance our operations.

In order to improve our liquidity, we sold in the past and may consider selling in the future certain of our assets. Disposing of assets involve numerous risks, including:

•	unanticipated costs or liabilities;
•	diversion of management’s attention;
•	adverse effects on existing business relationships with suppliers and customers; and
•	a potential loss of key employees, particularly those of the sold operations.

We may not be able to successfully cope with any of these risks, and as a result, our business, financial condition and results of operation may be harmed.

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

We experienced a significant decrease in revenues in 2011 compared to 2010 and 2009, as a result of adverse economic conditions. Based on the continuing decline in revenues in 2010 and 2011, we reduced our workforce during these years.  However, due to severance and other termination costs, our labor costs were not reduced commensurate with our reduction in revenues. As labor costs constitute a substantial portion of our costs of revenues, selling and administrative expenses and research and development expenses, the significant amount of severance and other termination costs contributed to our losses and negative cash flow in 2011.

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

Our quarterly and annual results of operations have fluctuated significantly in the past, and we expect them to continue to fluctuate significantly in the future. These fluctuations can occur as a result of any of the following events:

•	global economic trends;
•	global political trends, in particular, in the middle east and in countries in which we operate;
•	adverse economic conditions in various geographic areas where our customers and potential customers operate;
•	acquisitions and dispositions of companies and assets;
•	timing of completion of specified milestones and delays in implementation;
•	timing of product releases;
•	timing of contracts;
•	increases in selling and marketing expenses, as well as other operating expenses; and
•	currency fluctuations and financial expenses related to our financial instruments.

In particular, we have experienced a significant decrease in our revenues since 2008. Such decreases were primarily due to a decline in the number of our customers and a decrease in our prices, mostly in our legacy modernization projects. These decreases resulted from the continuing effects of the worldwide economic downturn and uncertainty, particularly in the financial services and banking sector which is our target market. As a result of market uncertainty, we identified delays in our customers’ placement of purchase orders and longer sales cycles. We expect revenues in 2012 to further decrease due to these factors, including a continuing decrease in the number of our legacy modernization projects, and the sale of the AppBuilder technology to Magic.

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

Typical modernization projects which deploy our solutions are long-term projects. Therefore, payment for these projects or a substantial portion of our fees may be delayed until the successful completion of specified milestones. In addition, the payment of our fees is dependent upon customer acceptance of the completed work and our ability to collect the fees. Further, in light of the global economy downturn, collecting our fees from customers has become increasingly difficult. Although the timing of receipt of our fees varies, we incur the majority of our expenses on a current basis. As a result, a delay in the collection of our fees could result in cash flow shortages.

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

Due to a decline in our revenues, we have had to reduce our research and development expenditures. Our research and development costs were $4.2 million for 2011, $6.7 million for 2010 and $11.4 million for 2009. These decreases resulted in large part from decreased head count in research and development.

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

The assets listed in our consolidated balance sheet as of December 31, 2011, include, among other things, goodwill valued at approximately $14.2 million, technology valued at approximately $1.9 million and intangible assets related to customers’ relations valued at approximately $1.1 million. The applicable accounting standards require that:

•
goodwill is not amortized, but rather is subject to an annual impairment test. We perform an annual impairment test, as well as periodic impairment tests if impairment indicators are present. Intangible assets that are not considered to have an indefinite useful life are amortized using the straight-line basis over their estimated useful lives. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value (usually discounted cash flow) of the impaired asset; and

•
Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives. We review the carrying amount of these assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. We measure recoverability of these assets by comparison of the carrying amount of the asset to the future undiscounted cash flows the assets is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset

In 2011, we performed impairment tests and sold certain assets resulting in a decrease of our goodwill of $22.7 million, of which $9.6 million were identified as impairment loss related to goodwill of our overall assets and $13.1 million were the result of the sale of AppBuilder.  These losses were charged to operations. The impairment of our overall assets was due, in part, a reduction in future expected cash flows from these assets and reduction in our market capitalization.

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

In the event that we fail to satisfy our customers’ expectations from the results of the implementation of our solutions, or if we fail to timely deliver our solutions to our customers, these customers may suffer damages. When and if this occurs, we may be required under the customer agreement to pay penalties to our customers or pay their expenses (as occurred in 2010) and our customers may have the ability to cancel our contracts. Payments of penalties or a cancellation of a contract could cause us to suffer damages. In addition, we might not be paid for costs that we incurred in performing services prior to the date of cancellation. In addition, from time to time we may be subject to claims as a result of not delivering our products on time or in a satisfactory manner. Such disputes or others may lead to material damages.

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

We operate in a highly competitive market. Competition in the modernization field is, to a large extent, based upon the functionality of the available automated tools and personnel expertise. Our competitors may be in a better position to devote significant funds and resources to the development, promotion and sales of their modernization tools and services, thus enabling them to respond more quickly to emerging opportunities and changes in technology or customer requirements. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase such competitors’ ability to successfully market their tools and services. We also expect that competition will increase as a result of consolidation within the industry. As we develop new tools and services, we may begin to compete with companies with which we have not previously competed. Our competitors include:

•	small vendors who provide specific solutions for a particular area of modernization, such as Ateras, Anubex, Migrationware, HTWC, Speedware and Most;

•	large system integrators such as IBM, HP, EDS, Accenture and Cap Gemini, some of whom we also partner with;

•	independent software vendors such as Micro Focus and Metaware;

•	Indian system integrators such as TCS, WIPRO, Infosys and Patni;

•	Knowledge management (KM) competitors like eGain, Inquira, Right Now, Kana and Consona.

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

We have international operations, which require significant management attention and financial resources. In order to continue to expand worldwide sales, we need to establish additional marketing and sales operations, hire additional personnel, and recruit additional resellers internationally. Based on the significant decline in revenues, we sought to reduce our expenses during 2010 and 2011 by implementing a workforce reduction, including significant reductions to our marketing and sales department.

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

Consequently, we are exposed to risks related to changes in currency exchange rates and fluctuations of exchange rates, any of which could result in a material adverse effect on our business, financial condition and results of operations. In the past, we entered into forward currency exchange contracts and other arrangements in order to hedge our foreign currency exposure. Such arrangements are not always effective or sufficient to offset the fluctuations in currency exchange rates.

Fluctuations in foreign currency values affect the prices of our products and services, which in turn may affect our business and results of operations.

Most of our worldwide sales are currently denominated in U.S. dollars, British Pounds and euros while our reporting currency is the dollar. A decrease in the value of the dollar relative to these foreign currencies would make our products more expensive and increase our operating costs and, therefore, could adversely affect our results and harm our competitive position in the markets in which we compete.

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

Over the past several decades, a number of armed conflicts have occurred between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity has led to security and economic problems for Israel. Since 2000, there have been ongoing hostilities between Israel and the Palestinians, which have adversely affected the peace process and at times have negatively influenced Israel’s economy as well as its relationship with several other countries. The taking of control by Hamas, an Islamist movement responsible for many attacks, including missile strikes against Israelis, of the entire Gaza Strip in 2007, further strained relations between Israelis and the Palestinians. The current political situation between Israel and its neighbors may not improve. The impact on Israel of the recent political changes in Egypt, Libya and other Arab countries is still unknown. Political, economic and military conditions in Israel could have a material adverse effect on our business, financial condition, results of operations and future growth. In addition, nonexempt male adult citizens of Israel, including some of our officers and employees, are obligated to perform military reserve duty until the age of 40 or 45, depending on their function in the army, and are subject to being called for active duty under emergency circumstances. We cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our operations in Israel and our business may be adversely affected.

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

Risks Relating to Our Traded Securities

If we fail to comply with the minimum bid price requirement or any other minimum requirement for continued listing on the NASDAQ Global Market, our shares may be delisted.

On December 28, 2011, we executed a one-for-four reverse split of our ordinary shares, resulting in a decrease of the number of our authorized ordinary shares from 40,000,000 to 10,000,000, a decrease of the number of our outstanding ordinary shares from 25,243,610 to 6,310,903 at that time, and an increase of the par value per ordinary share from NIS 0.01 to NIS 0.04. The reverse share split was executed in order to regain compliance with NASDAQ's minimum bid price requirement of $1.00 per share, following the receipt from NASDAQ Global Market of a letter notifying us that we failed to comply with the minimum bid price requirement for continued listing on the NASDAQ Global Market as set forth in Marketplace Rule 5450(a)(1).

Following the reverse share split, we regained compliance with the minimum closing bid price requirement. The closing bid price of our ordinary shares on the NASDAQ Global Market, as of April 13, 2012, was $1.25.

We cannot assure you that we will be able to continue to comply with The NASDAQ Global Market minimum requirements. If we fail to comply with those requirements within the required period, and we shall not be able to take sufficient steps to regain compliance, our shares may be delisted from The NASDAQ Global Market.

The market price of our ordinary shares has been and may be extremely volatile and our investors may not be able to resell the shares at or above the price they paid, or at all.

During the past years, the closing price of our ordinary shares experienced significant price and volume fluctuations. The high and low closing prices of our ordinary shares traded on the NASDAQ Global Market and the Tel Aviv Stock Exchange, or TASE, during each of the last three years, after giving effect to the one-for-four reverse split executed in December 2011, are summarized in the table below:

	NASDAQ Global Market		TASE
	In $		In NIS
	High	Low	High	Low
2011	10.00	2.01	36.63	8.11
2010	11.76	4.80	43.98	17.99
2009	15.40	6.48	56.98	28.30

As of April 12, 2012, the exchange rate between the U.S. dollar and the New Israeli Shekel was NIS 3.76 to one dollar.

As of April 13 2012, the market price of our ordinary shares was $1.25. We cannot assure you that the market price of our ordinary shares will return to previous levels. The market price of our ordinary shares may continue to fluctuate substantially due to a variety of factors, including:

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

As of March 27, 2012, we had 6,461,783 ordinary shares outstanding (after giving effect to the one-for-four reverse split executed in December 2011) and 534,843 ordinary shares reserved for issuance under our employee equity compensation plans, including 287,106 shares reserved for issuance upon the exercise of outstanding employee options, warrants and unvested restricted stock units. We also have the following commitments to issue our ordinary shares:

•	200,000 ordinary shares issuable upon exercise of warrants issued by us to institutional investors in connection with the $35 million private placement completed in November 2007;

•	204,686 ordinary shares issuable upon exercise of warrants issued by us to institutional investors in connection with the private placement consummated in October 2009; and

•	3,000 ordinary shares issuable upon exercise of warrants issued to Liolios Group, Inc., in connection with certain services provided to us.

We registered for resale the shares underlying the warrants issued to the institutional investors in November 2007 and October 2009, pursuant to registration rights agreements entered into with such investors. For more information, see “Item 5.B - Liquidity and Capital Resources – Contractual Commitments and Guarantees.”

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

Although we believe that we were not a passive foreign investment company, or PFIC, in 2011, we cannot assure you that the United States Internal Revenue Service will agree with our position. We would be a PFIC if after applying certain look-through rules (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the value of our assets averaged quarterly over the taxable year that produce, or are held for the production of, passive income is at least 50%. Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a PFIC, our U.S. investors could suffer adverse tax consequences, including being taxed at ordinary income tax rates and being subject to an interest charge on gain from the sale or other disposition of our ordinary shares and on certain “excess distributions” with respect to our ordinary shares. For additional information regarding our PFIC status, see the discussion under “Item 10.E. Taxation — United States Federal Income Tax Considerations — Tax Consequences If We Are a Passive Foreign Investment Company.”.

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

Our Business

We develop and market unique value driven enterprise legacy IT modernization solutions, provide tools and professional services to selected customers and sell knowledge management solutions for contact centers.

IT Legacy Modernization Solutions

Our IT legacy modernization solutions enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure to more modern environments in order to more effectively compete in today’s business environment. The combination of our comprehensive modernization tools and services with our unique methodology provides an efficient and cost-effective process for extending the return on investment of existing enterprise IT assets.

Our complete modernization solutions consist of a combination of automated technologies, tools and services that minimize the risk throughout the whole life cycle of the modernization process. Our solutions are based on technologies and services that support the following functionalities:

•	Understanding and mapping an application;
•	Migration of platforms, databases and languages and data;
•	Testing; and
•	Remediation.

The solutions allow our customers to fully leverage their current systems and applications, speed up and reduce the cost of the renewal process, and effectively update their systems in order to be more agile when having to adapt to new business demands or regulations. In addition, by using our technologies our customers gain the added value of extending their systems to be ready for future demands, such as Service Oriented Architecture (SOA) and Cloud computing. Our modernization solutions are offered to customers in all business market sectors, particularly financial services, insurance, automotive and governmental entities.

Our solution portfolio includes software products, software tools, and professional services that address the most pressing IT challenges which organizations and companies face today, including:

•	lack of agility and responsiveness to changing business needs;
•	difficulty in recruiting and retaining mainframe professionals;
•	growing cost of infrastructure software licenses, maintenance and operations;
•	difficulties in complying with new regulations; and
•	use of old technologies which prevent access to modern tools and inhibit the ability to meet business expectations.

Our solutions enable companies to:

•	better understand and manage their IT systems and resources;
•	effectively plan and carry out strategic projects that provide real business value;
•	transformation to modern technology enables enterprises to recruit professional resources easily;
•	significantly decrease maintenance, human resource, and technology costs;
•	easily integrate packaged applications and build customized applications;
•	substantially transform applications and databases in order to address regulatory and business changes; and
•	directly gain access to cutting edge technology and new business channels.

 Our comprehensive enterprise technologies span mainframe, midrange, and client/server computing platforms. We have enhanced our expertise through the successful completion of projects for many large organizations over the past two decades, establishing our credibility and achieving international recognition and presence. Based on our technology and that of our affiliates, we develop and market software products, tools, and related methodologies. We deliver our tools and methodologies together with training and support in order to provide enterprises with comprehensive and one stop shop solutions, primarily for the modernization of existing IT systems.

Market Background

Companies initiate IT modernization projects for a wide range of reasons, such as:

•	maintaining a competitive edge in the market;
•	addressing changing business needs;
•	complying with new regulations;
•	reducing maintenance, human resources, and technology costs; or
•	gaining access to cutting edge technology and new business channels.

Alternatives to modernization include, among others, renewing legacy systems, buying packaged software, or rebuilding entire applications. Enterprise IT modernization has proven to be the most efficient, cost effective and lowest risk path for companies looking to protect their existing investments. We provide a range of solutions designed to efficiently address the challenge of retaining the business knowledge built into the application code while updating the system to reflect new requirements and software / hardware infrastructure.

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

Our solutions cover legacy databases modernization such as CA-IDMS DB/DC, ADABAS, IMS DB/DC and VSAM, to relational databases, such as DB2, Oracle, and SQL Server. Our tools perform automated conversions that provide companies with fully functional compliance for source and target applications and minimal application, functional, and logical program flow changes. Our solution leaves no residuals, emulation software, or translation procedures and allows system support to continue uninterrupted during the migration project. As a result of the conversion process, the migrated application operates more efficiently, is easier to maintain, and contains complete documentation of the customer’s knowledge base and guidelines.

Platform Modernization

A range of automated migration tools that convert a range of platforms, including IBM mainframe with operating systems such as VSE, z/OS, in addition to Fujitsu ICL and Unisys, to Unix, Linux, Windows, and Java / .Net. Our tools can be customized to fit the unique IT configuration and business rules of each customer site. The tools convert platforms to a pure, native installation (e.g., Java or C#) so that programs are not required to run under emulation or through translation techniques. Our solutions assist companies with reducing IT costs maintaining service levels, setting and upgrading standards, implementing the new IT environment, training IT users, implementing new facilities such as a security system or a batch scheduler, and testing for functional equivalence.

Re-hosting

Organizations implement mainframe re-hosting in order to reduce the ongoing costs of existing legacy applications. Re-hosting leverages the strength and investment of older COBOL and other languages applications while taking advantage of new, cost-efficient hardware and open operating system environments such as Linux, Unix, Windows, J2EE, and .NET.

Using our various automated migration tools, and through cooperation with our partners, we offer COBOL migrations, System i and mainframe re-hosting solutions. We formed the following alliances for providing these solutions:

•	an alliance with Clerity for assisting companies to rehost mainframe applications on more cost-efficient, open platforms;
•	a collaboration with Fujitsu for assisting companies to migrate COBOL/CICS applications into Fujitsu NetCOBOL and the Fujitsu NeoKicks and NeoBatch environments for handing CICS and batch/JCL
•	a partnership with Oracle for assisting companies to migrate their legacy databases to the Oracle database;
•	advanced membership in IBM’s Partnerworld program to work together with IBM to modernize customers’ databases and applications on the mainframe platform; and
•	ongoing cooperation with SUN/Oracle that focuses on rehosting customers off of the mainframe and onto SUN’s UNIX platform.

Language Migrator

BluePhoenix™ LanguageMigrator is a set of automated migration tools for converting COBOL and 4GLs (fourth generation languages) such as ADSO, Natural, CA Gen (formerly COOL: Gen) to COBOL, Java/J2EE and C#/.Net. This reliable, time-efficient, and comprehensive solution enables site-wide installation, simultaneous testing, and implementation of batch programs. In addition, our tools identify the compatibility of the code, convert it to the new standards required by customers, and analyze converted programs to identify potential problems.

Knowledge Management Solutions

The technology and products of BluePhoenix Knowledge Management, referred to as KMS, known as KMS Lighthouse and DSK2SMB, expand our ability to provide our customers with a complete knowledge management solution for their customer contact centers. It expands our activity in the area of management and distribution of organizational knowledge in the global arena.

KMS Lighthouse is a state-of-the-art knowledge management solution that seamlessly integrates with traditional CRM systems, addressing the most critical contact center and customer service challenges today.

Customers benefit from interactions with more knowledgeable agents, who are empowered to resolve issues with greater speed, accuracy and consistency. Agent training costs can be substantially reduced, while job satisfaction increases as interactions with customers become more positive.

The results are higher FCR (First Call Resolution) rates, shorter AHT (Average Hold Times) and, most importantly, dramatically enhanced customer experience. These results directly translate to lower overall contact center costs and increased profitability.

Our product helps organizing the needed knowledge, ahead of time, in a simple and structured manner. This makes the consumption of knowledge by the CSR (customer service representative) much easier and faster. Compared to “content applications” or “Enterprise search” tools, KMS Lighthouse does not return documents to the CSR, but the actual needed knowledge, in a very clear manner. This saves the CSR the need to read entire documents and understand them while a customer is waiting on the other side of the phone. The product has many valuable features for contact centers like daily briefing mechanism, call scripts, picture scripts, decision trees, device simulator, management reports, test and surveys and many more. The large set of contact center tailored made features, ensures that companies utilizing KMS Lighthouse will provide superb customer experience and higher efficiency in their contact center.

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

Following is a description of our principal investments and divestitures during the last three fiscal years, as well as those currently in progress:

Sale of AppBuilder to Magic. In 2011, we entered into an agreement with Magic Software Enterprises Ltd., pursuant to which we sold to Magic our AppBuilder technology. The net consideration for the AppBuilder was $12.5 million, of which approximately $3.8 million was deposited in escrow. Most of the escrow funds are expected to be released during 2012 and 2013 subject to the fulfillment of certain conditions. In addition, we undertook to provide Magic with certain professional services during a three-year period commencing at the closing of the transaction for an agreed consideration. These services will be provided by our staff in Russia through a subsidiary of BridgeQuest and will be calculated based on our regular tariff. As a result of the transaction, we recorded a capital loss of $4.1 million in 2011.

Danshir Software Ltd. and Danshir Tmurot Ltd. In January 2010, we acquired from two Israeli companies, Danshir Software Ltd. and Danshir Tmurot Ltd., through the temporary receiver appointed to the companies by the Israeli court, certain business activities in the field of professional services in Israel.  The companies are related to DSKnowledge Ltd., the business we purchased in December 2009. The total consideration paid for the activities of Danshir Software Ltd. and Danshir Tmurot Ltd. was $796,000, of which $93,000 was paid in 2009 as an advance.

Knowledge Management Business. In December 2009, we purchased the knowledge management business of DSKnowledge Ltd. The knowledge management product modernizes and transforms legacy data, information and content elements in enterprises into one knowledge management repository. Pursuant to the terms of the purchase agreement, we acquired the business for approximately $3.0 million. We committed to pay additional contingent consideration under the purchase agreement of up to $2,795,000 in the event that the purchased business’ net profit (as defined in the purchase agreement) reaches certain predefined targets in each of the years 2010, 2011 and 2012. No contingent consideration was accrued as of December 31, 2010 or 2011. As a result, our maximum commitment for contingent consideration under the purchase agreement has decreased to $1.2 million.

TIS Consultants Ltd. In January 2008, we purchased the shares of TIS Consultants Ltd., referred to as TIS, a company incorporated in Cyprus that wholly owns a subsidiary incorporated in India, TISA Software Consultants Private Limited.

The aggregate consideration for TIS amounted to $6.5 million and was paid by us during 2008 until 2011, pursuant to the purchase agreement and a settlement agreement reached in 2009, between us and the selling shareholders. In addition, in 2009, we issued to the selling shareholders 203,365 ordinary shares of BluePhoenix.

In March 2012, as part of terminating our business in Cyprus, we sold our holdings in TIS together with our holdings in another subsidiary in Cyprus, for an aggregate of $72,000. Prior to the sale, TIS transferred to us the IP rights in GLOBUS/T24TM.

ASNA. In August 2007, we entered into an agreement to purchase the entire outstanding share capital of Amalgamated Software North America Inc. (ASNA), a private company based in San Antonio, Texas, for total consideration of $7.0 million. The criteria for payment of additional contingent consideration were not met and therefore no additional consideration was accrued. In December 2010, we sold our holdings in ASNA, including its holding interest in a Spanish affiliated company, for a consideration of $2.0 million, $1.5 million of which were paid to us in December 2010 and the remaining $500,000 had to be paid in December 2012. As a result of the sale, we recorded capital loss of $4.0 million. In December 2011, we reached an agreement with the buyer pursuant to which the second payment of $500,000 was reduced to $420,000 and paid earlier in two installments, in December 2011 and January 2012.

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

Cicero Inc. (formerly Level 8 Systems Inc.). Pursuant to an agreement signed in October 2007 with Cicero, we repaid $1.7 million on behalf of Cicero to cover a portion of Cicero's credit facility at Bank Ha'Poalim. In connection therewith, the bank released a $2.0 million bank guarantee previously provided by us to the bank to secure Cicero's bank loans. As consideration therefore, Cicero issued to us 2,546,149 ordinary shares of Cicero and a $1.0 million senior promissory note, bearing an annual interest rate of LIBOR + 1% (or in the event of any unpaid interest, LIBOR + 4%) payable in two installments, of which the first installment of $350,000 was paid in 2008. An amount of $200,000 out of the second installment of $671,000, was paid in January and March 2012 and we currently negotiating the repayment terms of the balance of the loan. During 2009 and 2010, we sold all our shareholding in Cicero for an aggregate of $299,000.

Customers

We provide our modernization solutions directly to our customers or through our strategic partners, such as IBM, HP (EDS), Clerity (Veryant) and Oracle (Sun Micro Systems). Additionally, from time to time, other IT services companies license our technologies for use in modernization projects in various markets. Our partners include system integrators, as well as other software vendors such as Oracle and Microsoft, who assist us in increasing our penetration and exposure in the market. We provide solutions to our partners’ customers in collaboration with the system integrator’s team. In most cases, the partners provide related services to the customers. Our arrangements with our partners vary. We may enter into distribution agreements under which we grant license rights to our partners or to the partners’ customers or provide related services, or a combination of both. Alternatively, we may enter into subcontractor relationships with our strategic partners.

Our customers for our consulting services in Israel include telecommunications service providers governmental offices, banks, public and private entities.

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

In 2011 and 2009, no individual customer accounted for 10% or more of our revenues.  In 2010, SDC accounted for 15.9% of our revenues.

The following table summarizes the revenues from our tools and services by geographic regions based on the location of the end customer for the periods indicated:

	Year ended December 31,
	2011	2010	2009
	(in thousands)

North America	$8,890	$14,432	$27,897
Europe (other than Denmark)	9,595	18,106	26,091
Denmark	2,402	8,998	9,975
Israel	15,515	13,457	10,320
Other	3,123	2,127	3,495
	$39,525	$57,120	$77,778

Research and Development

We continue to reinvest in our company through our investment in technology and process improvement. We also invest in a skilled and specialized workforce. In 2011, our investment in research and development amounted to $4.2 million, as compared to $6.7 million in 2010 and $11.4 million in 2009. This decrease is attributable to the termination of employment of a significant number of employees, reallocation of human resources from research and development to delivery of turn-key projects and reallocation of research and development activities to our Romanian subsidiary. Accordingly, we reduced our investment in certain of our databases modernization tools, Client/Server tools, re-hosting tools and IT Discovery. In addition, we ceased development of LogicMiner. However, we have continued to invest and increased our investment in our Language / MF transformation tool (CTU – COBOL to Universe).

Enterprise IT Understanding

BluePhoenix™ IT Discovery—By further refining our existing understanding technology, IT Discovery provides the basis for legacy understanding needed by the other modernization solutions and projects.

Enterprise IT Automated Migration

Language Migration—In the area of automated language migration, we continue to build on, and develop our COBOL and 4GL migration solutions. Our assets in the migration area cover an integrated migration tool – CTU, which includes automated migration of IBM Mainframe environment to Java or C# (COBOL, JCL, Utilities, Sort, VSAM and CICS). In addition, we have separated solutions for COOL:Gen, ADSO, Natural, CSP, PL/I and other transformations. We continue to extend the support target platform of these transformations to include J2EE and .NET platforms.

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

Knowledge Management Systems for Call Centers—We received through a subsidiary, an aggregate of approximately $90,000 in grants from the OCS, for the development of knowledge management system for call centers. Royalties of 3% are payable to the OCS on all sales of knowledge management systems for call centers up to 100% of the dollar-linked grant received.

The balance of the contingent liability relating to the royalties payable by our subsidiaries to the OCS, at December 31, 2011, amounted to approximately $302,000.

Other Grants

During 2007, our subsidiary, I-Ter, received an amount of $585,000 from the Ministry of Production in Italy for I-Ter's Easy4Plan product. Easy4Plan is a workflow management tool designed for ISO9000 companies. 36.5% of the funds received constitute a grant, and the remaining 63.5%, is a 10-year loan to be repaid by I-Ter in annual installments until September 2018. The loan bears a minimal annual interest of 0.87% and is linked to the euro. As of March 27, 2012, the remaining loan balance was $254,000.

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

Challenges and Opportunities

Legacy Modernization

In connection with our legacy IT modernization solutions, we encounter challenges associated with driving constant revenue growth while continually improving profit margins. In a market that continues to innovate and evolve, new technologies and practices, by definition, render existing technology deployments out-of-date - or legacy. By the same measure, however, in order for us to capitalize on the constant source of legacy solutions, we must evolve our solutions portfolio to deal with the changing definition of what constitutes “leading edge” technologies and the growing set that is deemed to be “legacy.” Over time, as one legacy set of technologies is gradually replaced, we must be capable of addressing the modernization needs of the next set of aging technologies. However, these cycles are slow and provide us with the time to update our tolls and products and build the necessary knowledge in house.

The fact that the modernization needs of the market are evolving on a constant basis, necessitates that we be capable of tracking and predicting changes in technologies. Anticipating the needs of the IT modernization market and delivering new tools and services that satisfy the emerging needs is a critical success factor

However, even if we develop modernization solutions that address the evolving needs of the legacy IT modernization market, we cannot assure that there will be a predictable demand for our offerings. Variables ranging from the macro-economic climate, to the competitive landscape, to the perceived need that the enterprise market has for a specific modernization solution, may have an impact such as, a longer sales cycle or increased pricing pressure.

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

Competition

Legacy Modernization

We face competition for our tools and services from various entities operating in the market. At the highest level, the legacy IT modernization market competes with two other approaches that can be employed to evolve the operating capabilities of a business: re-building business systems from scratch or buying a commercially available application package that can be configured to serve the specific needs of a particular business. The benefits of each approach have been widely documented by major research firms such as Gartner Group and Forrester Research. It is typically understood that legacy IT modernization provides several key advantages over the other two, including:

•	Lowest risk – existing tried, tested and proven information technology is leveraged directly and translated into a version of itself based on a newer technology (Software and /or Hardware platform;
•	Least cost and time; and
•	Least impact on the business and professional skill set.

However, some enterprises still choose to abandon legacy technologies and invest in the redevelopment of new business applications.

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

Competition in the legacy IT modernization field is, to a large extent, based upon the functionality of the available tools and personnel expertise. Vendors in this market address the modernization of legacy systems in different ways, and therefore do not always compete directly with others. Many small vendors, those that possess just a few niche modernization technologies or a focused set of skills, are only capable of addressing a small portion of the overall modernization market. Selected few others are able to offer comprehensive suites of integrated tools and solutions and are able to address the broad set of needs encountered by businesses.

Our principal competitors consist of system integrators, offshore outsourcers, and tool vendors, including leading software developers, who provide replacement or modernization of legacy systems.

Major system integrators in the market include IBM, HP, Accenture and Cap Gemini, some of whom, we also partner with. IBM has established Legacy Modernization as a strategic aspect of its long-term application development strategy. Major system integrators have a specific and dominant advantage in the underlying application development infrastructure associated with many legacy environments (predominantly IBM mainframes) and a large service delivery capability. In some cases, we cooperate with some of these system integrators in providing specific solutions or portions of a comprehensive project. Major offshore outsourcers in the market include TCS, WIPRO, Infosys and Patni. Both systems integrators and offshore outsourcers have vertical market groups offering consulting and professional services. Although system integrators and offshore outsourcers often have the advantage of brand recognition and depth of resources, their ability to compete with purely automated tool-based modernization techniques is still limited. Modernization approaches that use relatively inexpensive offshore manual labor to conduct migration projects are still more expensive than those conducted using automated tools and are more prone to project risks and delays.

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

Knowledge Management

KMS Lighthouse is focused primarily on knowledge management for contact centers. We identify four types of competitors for our knowledge management solution:

•
Internal knowledge initiatives based on documents or internal portals. Utilizing portal technology for contact center knowledge repository is extremely challenging, as this method does not solve the real problems of the contact center;

•
Content management\document management\enterprise search vendors. Some customers fail to understand the difference between knowledge management and different manners of document management or retrieval of documents utilizing smart search engines. CSRs (customer service representatives) cannot read and retrieve knowledge from a document while there is a customer waiting on the other side of the phone line. The main players in this segment are Microsoft SharePoint as a content management application and Google appliance for enterprise search;

•
CRM vendors – as knowledge management is the natural extension to a CRM application, some CRM vendors are adopting KM features into their solution. Companies like eGain and RightNow offer integrated suite of CRM and KM;

•
KM niche players – we have identified several companies that compete with our solution directly. There are differentiators but we are aiming to the same type of customers. Our direct competitors include Inquira, Kana and Consona.

Professional Services

The markets for professional services and offshore services are extremely crowded. There are big global system integrators like TCS, Cap Gemini, Infosys and Wipro. There are numerous professional service and system integrators worldwide, some are more local focused and some operate internationally. The customer decision is based on relationship, success history and cost.

C.	Organizational Structure

We run our worldwide operations through several wholly owned and controlled subsidiaries, the significant of which are named below:

Name of Subsidiary	Ownership Interest	Country of Incorporation
BluePhoenix Solutions USA Inc.	100%	United States
BridgeQuest Inc.	100%	United States
BridgeQuest Solutions Inc.	100%	United States
BluePhoenix Solutions U.K. Limited	100%	United Kingdom
Bluephoenix Legacy Modernization s.r.l.	100%	Italy
BluePhoenix Solutions Srl.	100%	Romania
Liacom Systems Ltd.	51%	Israel
Zulu Software Inc.	72%	United States
BluePhoenix Knowledge Management Systems Ltd.	100%	Israel

D.	Property, Plants and Equipment

We, together with our subsidiaries and affiliates, currently occupy approximately 3,663 square meters of office space. The aggregate annual rent we paid for these facilities in 2011 was $1.2 million. The following table presents certain information about these facilities and the terms of lease of these facilities.

Country and State	City	Sq. Meters	Expiration	Annual anticipated rental fees in 2012(*) in thousands $
Israel	Herzliya	684	December 2012	226
Israel	Holon	571	December 2015	86
USA, North Carolina	Cary	204	April 2012	32
USA	Virginia	235	November 2012	48
Romania	Bucharest	802	August 2015	164
United Kingdom	Buckinghamshire	15	July 2012	8
United Kingdom	Buckinghamshire	11	June 2012	7
Italy	Riccione	100	June 2012	18
Russia	St. Petersburg	753	November 2012	230
Russia	Irkutsk	78	August 2012	19
Russia	Nizhny Novgorod	160	December 2012	42
Russia	Petrozavodsk	50	January 2013	13
Total		3,663		893

________________________
(*) Includes related fees such as management fees, parking, etc.

If, in the future, we determine that we need additional space to accommodate our facilities, we believe that we will be able to obtain this additional space without difficulty and at commercially reasonable prices. We do not own any real property.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We engage in the IT modernization solutions business and provide professional services and knowledge management solutions.

We have experienced a significant decline in our revenues from $77.8 million in 2009 to $57.1 million in 2010 and to $39.5 million in 2011. The decline in our revenues has resulted from the general economic recession, including in the financial services and banking sector, which resulted in a decline in the number of our customers.

Economic conditions in our target markets have experienced a significant prolonged downturn and remain uncertain. Challenging economic times have caused, among other things, a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, and reduced corporate profits and capital spending, all of which have had and continue to have a negative effect on our business, results of operations and financial condition. Our services, particularly in modernization projects, deal with customer mission critical applications and encapsulate risk for the customer. Therefore, our customers are more cautious in entering into these types of transactions with us, and consequently, the process for approval and signing of deals may be lengthy and expensive.

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

We sought to offset the decrease in our revenues by instituting initiatives to reduce costs, improve working capital and mitigate the effects of the different related economic conditions on our business. The number of our employees has decreased from approximately 730 in 2009 to 550 in 2010 and to 470 in 2011. As of the date of this annual report, we employ approximately 420 employees. However, due to severance and other termination costs, our labor costs were not reduced commensurate with our reduction in revenues. As labor costs constitute a substantial portion of our costs of revenues, selling and administrative expenses and research and development expenses, the significant amount of severance and other termination costs contributed to our losses and negative cash flow in 2011.

In 2011, we entered into an agreement with Magic, pursuant to which we sold to Magic our AppBuilder technology. The net consideration for the AppBuilder was $12.5 million, of which approximately $3.8 million was deposited in escrow. Most of the escrow funds are expected to be released during 2012 and 2013 subject to the fulfillment of certain conditions. As a result of the transaction, we recorded a capital loss of $4.1 million in 2011, mostly derived from the realization of goodwill in the amount of $13.1 million.

In addition, we undertook to provide Magic with certain professional services during a three-year period commencing at the closing of the transaction. Revenues generated in 2011 from these services were $483,000.

Our investment in research and development in 2011 amounted to $4.2 million, compared to $6.7 million in 2010 and $11.4 million in 2009. The decrease in software development costs in 2011 compared to 2010 was attributable to the implementation of our cost saving plan which was aimed to reduce the overall number of our employees, including those engaged in research and development activities. The decrease in software development costs in 2010 compared to 2009 was attributable to the reallocation of human resources from research and development costs to cost of sales and termination of employment of a significant number of employees as part of the continued implementation of our cost savings plan.

We have also incurred significant charges related impairment losses on our goodwill.  Pursuant to impairment tests performed in 2011, 2010 and 2009, impairment losses of $9.6 million, $13.2 million and $5.7 million, respectively, related to goodwill of our overall IT modernization reporting unit were identified and charged to income. These impairment losses are attributed mainly to the decrease our in revenues and the decline in our stock price.

2011 Adjusted EBITDA. In evaluating our results, we focus on the following key financial and operating data: revenues, gross margin, recurring revenues, cash flow and adjusted EBITDA.

Recurring revenues are analyzed in terms of revenues from products, revenues from professional services based on our tools, revenues based on geography and revenues from maintenance and long term service contracts. We had negative operating cash flow of $8.4 million in 2011. The negative cash flow is primarily attributable to the continued significant decrease in revenues in 2011 compared to 2010 and 2009, resulting decreases in the amount of receivables subject to sale of receivables agreements, while the adjustment to the level of expenses lagged behind.

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

Adjusted EBITDA does not take into account certain items and therefore it has inherent limitations. We obtain our adjusted EBITDA measurement by adding to net earnings (net loss), financial expenses, amortizations, income taxes, financial expenses, results attributed to non-controlling interests and losses on exchange incurred during the year. We exclude from our adjusted EBITDA calculation the effects of non-monetary transactions recorded, such as stock-based compensation, goodwill impairment, one-time charges (such as the one-time expense related to several projects ended during 2011, a loss related to the sale of AppBuilder and expenses related to termination of employment of employees in accordance with our cost saving plan). These expenses do not reflect our on-going future operation. To compensate for these limitations, we analyze adjusted EBITDA in conjunction with other GAAP measures and other operating performance measures. Adjusted EBITDA should not be considered in isolation or as a substitute for a GAAP measure. Investors should carefully consider the specific items included in adjusted EBITDA. While adjusted EBITDA has been disclosed to permit a more complete comparative analysis of our operating performance relative to other companies, investors should be cautioned that adjusted EBITDA as reported by us may not be comparable in all instances to adjusted EBITDA as reported by other companies.

The following table provides a reconciliation of net income (loss) to adjusted EBITDA for the periods indicated:

	2011	2010	2009
Net loss	(32,376)	(38,204)	(15,570)
Amortization of intangible assets	3,707	7,002	7,926
Goodwill impairment	9,632	13,185	5,670
Stock-based and non-cash compensation	1,208	1,506	2,031
Cost saving expenses and one-time charges	13,488	14,481	6,167
Loss on sale of subsidiary and AppBuilder	4,063	3,989	-
Net loss from discontinued operation	-	-	-
Net (income) loss attributed to non-controlling interests	(91)	55	305
Income tax expenses (benefit)	3,463	(133)	(117)
Financial expenses, net	1,306	750	779
Adjusted EBITDA	4,400	2,631	7,191

The following table provides a reconciliation of cash flow provided by operating activity to adjusted EBITDA for the periods indicated:

	2011	2010	2009
Cash flow provided by operating activity	(8,389)	(7,616)	966
Financial expenses and other income paid in cash	823	1,195	802
Restructuring expenses and one-time charges paid in cash	14,571	14,218	7,213
Increase (decrease) in trade receivable	(5,780)	(6,990)	(3,017)
Increase (decrease) other current assets	(948)	(442)	(568)
Decrease (increase) in trade payables	1,723	858	(981)
Decrease in other accounts payables	2,052	945	2,429
Income tax paid in cash	348	463	347
Adjusted EBITDA	4,400	2,631	7,191

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

In the services revenue line item, we include (i) revenues generated from stand-alone consulting services; (ii) revenues generated from stand alone PCS; (iii) revenues accounted for pursuant to ASC 605-35-25; and (iv) revenues generated from PCS included in multiple-element arrangement and were separated pursuant to ASC 985 as aforementioned. We have included all long term contracts arrangements in the service revenue line item since we cannot establish VSOE of fair value to neither the service element nor the software element. Our software framework and these kinds of modifications and customizations are not sold separately. Therefore, we can not appropriately justify reflecting the product portion separately in our statement of operations.

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

We have one operating segment and one reporting unit related to overall IT modernization. We utilize a two-step method to perform a goodwill impairment review in the fourth quarter of each fiscal year or when facts and circumstances indicate goodwill may be impaired. In the first step, we determine the fair value of the reporting unit using expected future discounted cash flows and estimated terminal values. If the net book value of the reporting unit exceeds the fair value, we would then perform the second step of the impairment test which requires allocation of the reporting unit's fair value of all of its assets and liabilities in a manner similar to a purchase price allocation, with any residual fair value being allocated to goodwill. The implied fair value of the goodwill is then compared to the carrying value to determine impairment, if any. In 2011, 2010 and 2009, we performed impairment tests, and identified impairment losses of $9.6 million, $13.2 million and $5.7 million, respectively, related to goodwill of our overall IT modernization reporting unit, which were charged to operations. We attribute this impairment primarily to the decline in revenues and the decline in prices.

We determine the fair value of a reporting unit using the Income Approach, which utilizes a discounted cash flow model, as we believe this approach best approximates the unit’s fair value. We corroborated the fair values using the Market Approach. Judgments and assumptions related to revenue, gross profit, operating expenses, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. Additionally, we evaluated the reasonableness of the estimated fair value of the reporting unit by reconciling to its market capitalization. This reconciliation allowed us to consider market expectations in corroborating the reasonableness of the fair value of the reporting unit. Following such reconciliation, we found that there was no material difference (approximately 2.9%) between the fair value of the reporting unit and its market capitalization as of December 31, 2011. If our market capitalization stays below the value of our equity, or actual results of operations differ materially from our modeling estimates and related assumptions, we may be required to record additional impairment charges for our goodwill. We will continue to monitor market trends in our business, the related expected cash flows and our calculation of market capitalization for purposes of identifying possible indicators of impairment. Should our book value per share continue to exceed our market share price or we have other indicators of impairment, as previously discussed, we will be required to perform an interim step one impairment analysis, which may lead to a step two analysis resulting in goodwill impairment. Additionally, we would then be required to review our remaining long-lived assets for impairment.

In determining gain or loss on disposal of a portion of the AppBuilder technology, the amount of goodwill that was included in that carrying amount of the disposed reporting unit was based on the relative fair values of the disposed of business and the portion of the reporting unit that was retained.

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

Income taxes. As a multinational corporation, we are subject to taxation in many jurisdictions, and the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in various taxing jurisdictions. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty.  Accounting for uncertainty in income taxes requires that tax benefits recognized in the financial statements must be at least more likely than not of being sustained based on technical merits. The amount of benefits recorded for these positions is measured as the largest benefit more likely than not to be sustained. Significant judgment is required in making these determinations. As of December 31, 2011, there are no unrecognized tax benefits. Deferred taxes are determined utilizing the “asset and liability” method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, when it is more likely than not that deferred tax assets will not be realized in the foreseeable future. In calculating our deferred taxes we are taking into account various estimations, which are examined and if necessary adjusted on a quarterly basis, regarding our future utilization of future carry forward losses.

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

Recently Issued Accounting Pronouncements

In December 2011, the Financial Accounting Standard Board, referred to as the FASB, issued an accounting standard update which requires additional disclosures about the nature of entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein, with retrospective application required. We believe that the adoption will not have a material impact on our consolidated financial statements.

In June 2011, the FASB amended its comprehensive income presentation guidance. The amendment requires entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. The guidance is effective for interim and annual periods beginning after December 15, 2011. In December 2011, the FASB indefinitely deferred certain provisions of this guidance to present certain reclassification adjustments into and out of accumulated other comprehensive income on a gross basis. We believe that the adoption will not have a material impact on our consolidated financial statements.

In May 2011, the FASB amended its fair value measurements and disclosures guidance. The amendment clarifies the existing guidance and adds new disclosure requirements. The guidance is effective for interim and annual periods beginning after December 15, 2011. We believe that the adoption will not have a material impact on our consolidated financial statements.

In September 2011, the FASB issued new accounting guidance intended to simplify goodwill impairment testing. We will be allowed to perform a qualitative assessment on goodwill impairment to determine whether a quantitative assessment is necessary. This guidance is effective for goodwill impairment tests performed in interim and annual periods for fiscal years beginning after December 15, 2011 with early adoption permitted. We believe that the adoption will not have a material impact on our consolidated financial statements.

In December 2010, the FASB issued amendments to the disclosure of pro forma information for business combinations. These amendments were effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The amendments clarify the acquisition date that should be used for reporting the pro forma financial information disclosures when comparative financial statements are presented. The amendments also improve the usefulness of the pro forma revenue and earnings disclosures by requiring a description of the nature and amount of material, nonrecurring pro forma adjustments that are directly attributable to the business combination(s).

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

Following is a summary of the most relevant monetary indicators for the reported periods:

For the year ended December 31,	Inflation rate in Israel	Revaluation (Devaluation) of NIS against the US$	Revaluation (Devaluation)of euro against the US$
	%	%	%
2009	3.9	0.7	(3.3)
2010	2.7	6.0	8.0
2011	2.2	(7.7)	3.3

A.	Operating Results

The following table presents the percentage relationships of certain items from our consolidated statement of operations, as a percentage of total revenues for the periods indicated:

Statement of Operations Data as a Percentage of Revenues:

	Year ended December 31,
	2011	2010	2009
	%	%	%
Revenues	100.0	100.0	100.0
Cost of revenues	79.3	73.9	57.7
Gross profit	20.7	26.1	42.3
Research and development costs	10.7	11.7	14.7
Selling, general, and administrative expenses	45.5	50.0	39.1
Loss on sale of subsidiary and AppBuilder	10.3	7.0
Goodwill impairment	24.4	23.1	7.3
Operating loss	(70.1)	(65.7)	(18.8)
Financial expenses, net	3.3	1.3	(1.0)
Other income, net	-	-	-
Loss before taxes on income	(73.4)	(67.0)	(19.8)
Income tax (expense) benefit	(8.8)	0.2	0.2
	(82.1)	(66.8)	(19.6)
Equity in earnings of affiliated companies, net	-	-	-
Net loss from continued operation	(82.1)	(66.8)	(19.6)
Loss from discontinued operation	-	-	-
Net loss	(82.1)	(66.8)	(19.6)
Net results attributable to non-controlling interests	0.2	(0.1)	(0.4)
Net loss attributable to BluePhoenix’ shareholders	(81.9)	(66.9)	(20.0)

Years Ended December 31, 2011 and 2010

Revenues. Revenues decreased by 31% from $57.1 million in 2010 to $39.5 million in 2011. The decrease is mainly attributable to the decline in the number of our customers.

Revenues from AppBuilder technology in 2011 amounted to $8.6 million, representing 22% of our revenues.

Our revenue is dependent upon the strength of the worldwide economy. In particular, we depend upon our customers making continuing capital investments in information technology products. These spending levels are impacted by the worldwide level of demand for enterprise legacy IT modernization solutions and services. Demand for these is normally a function of prevailing global or regional economic conditions and is negatively affected by a general economic slow-down as consumers reduce discretionary spending on information technology upgrades. Although there have been indications that the economy may be improving in many areas, this has not resulted in an increase in purchases by our customers. Our results were also affected by the decline in the financial services industry, which is one of our target markets. In 2011 and 2010, approximately 23% and 40% of our revenues, respectively, was derived from the financial services industry. We believe that the financial services industry continues to be adversely affected by difficult economic conditions.

We have identified delays in placement of purchase orders by customers and longer sales cycles.  The negotiation process with our customers has developed into a lengthy and expensive process. In addition, some of our customers have delayed or cancelled information technology projects or are seeking to lower their costs, which have resulted in reduced prices being paid for our products. Customers with excess information technology resources have chosen and may continue to choose to develop in-house software solutions rather than obtain those solutions from us.

Our revenues are generated from long term services and maintenance contracts, and from legacy systems modernization (turn-key projects, products and related maintenance). We continued to suffer from a decrease in the revenues generated from legacy systems modernization in 2011, which decreased by 36%, from $14.7 million in 2010 to $9.4 million in 2011. The decrease is mainly attributable to the loss of three major customers for our consulting services, a decrease in revenues from products, as well as a continuing decrease in the revenues from our turn-key projects. As a percentage of revenues, revenues from legacy modernization decreased from 26% of revenues in 2010 to 24% of revenues in 2011.

Revenues generated from our products (software licenses) decreased by 63%, from $7.9 million in 2010 to $2.9 million in 2011. Revenues generated from our services decreased by 26% from $49.2 million in 2010 to $36.6 million in 2011.

The table below presents the breakdown of our revenues based on the location of our customers for the periods indicated:

	2011	2010	2009
	%	%	%
North America	23	25	36
Europe (other than Denmark)	24	32	34
Denmark	6	16	13
Israel	39	23	13
Other	8	4	4

Total	100	100	100

Revenues from customers located in Europe and Denmark, as a percentage of revenues, decreased in 2011 compared to 2010 mainly as a result of the loss of three major customers of our consulting services. The increase in the percentage of revenues from customers located in Israel was attributed mostly to the increase in revenues from our subsidiary, Liacom. Liacom’s revenues in 2011 increased by 27%, compared to 2010 and accounted for 31% of our consolidated revenues in 2011, compared to 17% in 2010.

Gross Profit. Gross profit in 2011 decreased by 45% from $14.9 million in 2010 to $8.2 million in 2011. The decrease is attributable to:

•	a significant decrease in revenues in 2011 compared to 2010;
•
a reduction in our cost of revenues lagging behind the decrease in our revenues, which was due to our continued workforce reduction, and our incurring severance and other termination costs in connection with the workforce reduction; and

•	pricing pressures in attracting new customers.

As a percentage of revenues, gross profit was 21% in 2011 compared to 26% in 2010. The decrease was mainly attributable to the decrease in revenues from our products which have a higher margin.

Cost of revenues. Cost of revenues consists of salaries, amortization of intangible assets, fees paid to independent subcontractors and other direct costs. Cost of revenues decreased by 26% from $42.2 million in 2010 to $31.3 million in 2011. This decrease resulted primarily from the reduction in our workforce, as well as the amortization of intangible assets which contributed $3.7 million to our cost of revenues in 2011. The number of our technical expert employees decreased from approximately 385 in 2010 to 327 in 2011. Cost of revenues as a percentage of revenues increased from 74% in 2010 to 79% in 2011. This increase was attributable to the continuing decrease in revenues in 2011 compared to 2010 and in particular to the decrease in revenues from our products.  As a result, as well as the significant amount of severance and other termination costs incurred by us in 2011, our labor costs were not reduced commensurate with the decrease in revenues

Research and development costs. Research and development costs consist of salaries and consulting fees that we pay to professionals engaged in the development of new software tools and related methodologies. Our development costs are allocated among our modernization suite of tools and are charged to operations as incurred. Research and development costs decreased by 37% from $6.7 million in 2010 to $4.2 million in 2011, mainly as a result of reduction in our research and development activities, shifting of our research and development activities to our cost-effective off-shore centers, reallocation of professional human resources from research and development to the delivery of turn key projects and termination of employment of a significant number of employees. The number of employees in research and development has been decreased from approximately 85 in 2010 to 77 in 2011. As a percentage of revenues, research and development costs decreased from 12% in 2010 to 11% in 2011.

Selling, general, and administrative expenses. Selling, general, and administrative expenses consist primarily of wages and related expenses, travel expenses, sales commissions, selling expenses, marketing and advertising expenses, rent, insurance, utilities, professional fees, depreciation and amortization. Selling, general, and administrative expenses decreased by 37% from $28.6 million in 2010 to $18.0 million in 2011. This decrease is attributable to the continued implementation of our cost saving plan resulting in dismissal of employees. The number of employees employed by us in selling, general, and administrative has been decreased from approximately 80 in 2010 to 65 in 2011. As a percentage of revenues, selling, general and administrative expenses decreased from 50% in 2010 to 45% in 2011 as a result of the significant decline in revenues in 2011 and the high costs of our cost saving plan relating to the severance pay for dismissed employees. Expenses for doubtful accounts increased from $2.1 million in 2010 to $3.8 million in 2011, based on a quarterly reassessment.

Goodwill impairment. Our goodwill is tested for impairment on an annual basis or whenever events or circumstances indicate impairment may have occurred. In 2011 and 2010, we performed impairment tests. An impairment loss of $9.6 million was identified in 2011 compared to an impairment loss of $13.2 million identified in 2010 and attributed to goodwill of our overall IT modernization reporting unit, which was charged to operations. We attribute this impairment to the decline in the number of modernization projects performed by us and the decline in prices for our products, resulted from the continuing effect of the global economic and financial downturn and market uncertainty, which caused a significant decrease in our revenues.

Loss on sale of AppBuilder. Loss on sale of AppBuilder to Magic, in 2011, was $4.1 million, mostly derived from the realization of goodwill in the amount of $13.1 million and other intangible assets of $470,000.

Financial expenses, net. Financial expenses increased from $750,000 in 2010 to $1.3 million in 2011. The increase in financial expenses is mostly attributable to interest paid on a loan extended by a third party. Financial income attributed to the warrants issued by us in recent years decreased from $1.6 million in 2010 to $786,000 in 2011. This financial income attributed to the warrants is treated under ASC 815-40-15, under which the warrants (ratchet down of exercise price based upon lower exercise price in future offerings), which are not indexed to our own stock and therefore are a derivative financial liability, are bifurcated and separately accounted for and being recorded.

Income tax expense. In 2011, we had income tax expense of $3.5 million compared to income tax benefit of $133,000 in 2010. The tax expense in 2011 is compounded from $442,000 current tax expense, $2.8 million deferred taxes and $230,000 tax related to previous years. We have net operating losses carried forward for tax purposes in the amount of approximately $103.0 million. We have deferred tax liability in an amount of $425,000.

Net income (loss) attributable to non-controlling interests. Net income attributable to non-controlling interest in 2011 was $91,000 compared to net loss of $55,000 in 2010, and represented the non-controlling share in the net profit (loss) of our subsidiaries, Liacom Systems Ltd. and Zulu Software Inc. The change in non-controlling interest results from the change in the net profit of these subsidiaries.

Years Ended December 31, 2010 and 2009

Revenues. Revenues decreased 27% from $77.8 million in 2009 to $57.1 million in 2010. The decrease is mainly attributable to the decline in the number of our customers, as well as the decrease in prices, mostly in our legacy modernization projects.

Our results were also affected by the declines in the financial services industry which is one of our principal target markets. In 2010 and 2009, approximately 40% and 44% of our revenues, respectively, was derived from the financial services industry.

We have identified delays in purchase order placement and longer sales cycles from our customers.  The negotiation process with our customers in the financial services industry has developed into a lengthy and expensive process. In addition, some of our customers have delayed or cancelled information technology projects or seek to lower their costs which has resulted in reduced prices being paid for our products. Customers with excess information technology resources have chosen to develop in-house software solutions rather than obtain those solutions from us.

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

The table below presents the breakdown of our revenues based on the location of our customers for the periods indicated:

	2010	2009
	%	%
North America	25	36
Europe (other than Denmark)	32	34
Denmark	16	13
Israel	23	13
Other	4	4

Total	100	100

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

Cost of revenues. Cost of revenues decreased by 6% from $45.0 million in 2009 to $42.2 million in 2010. This decrease resulted from the reduction in our workforce. The number of our technical expert employees decreased from approximately 430 in 2009 to 385 in 2010. Cost of revenues as a percentage of revenues increased from 58% in 2009 to 74% in 2010. This increase was attributable to the significant decrease in revenues in 2010 compared to 2009. Although we sought to reduce our costs during 2010, we performed most of our reductions in workforce in the latter half of 2010, after it had become apparent that revenues were not going to increase based on improvements in the economy generally. Due to this, as well as severance and other termination costs, our labor costs were not reduced commensurate with our reduction in revenues. In addition, we incurred $3.6 million of costs during 2010 due to a delay in delivery of a large project and costs associated with the reallocation of human resources from research and development costs to cost of sales.

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

Selling, general, and administrative expenses. Selling, general, and administrative expenses decreased by 6% from $30.4 million in 2009 to $28.6 million in 2010. This decrease is attributable to the dismissal of employees in connection with our cost savings plan which we continued to implement in 2010. The number of employees employed by us in selling, general, and administrative has been decreased from approximately 115 in 2009 to 80 in 2010. As a percentage of revenues, selling, general and administrative expenses increased from 39% in 2009 to 50% in 2010 as a result of the significant decline in revenues in 2010 and the high costs of our cost saving plan relating to the severance pay for dismissed employees. Expenses for doubtful accounts increased from $907,000 in 2009 to $2.1 million in 2010, based on a quarterly reassessment.

Goodwill impairment. In 2010 and 2009, we performed impairment tests. An impairment loss of $13.2 million was identified in 2010 and attributed to goodwill of our overall IT modernization reporting unit, which was charged to operations, compared to an impairment loss of $5.7 million identified in 2009. We attribute this impairment to the decline in the number of modernization projects performed by us and the decline in prices for our products, resulted from the continuing effect of the global economic and financial downturn and market uncertainty, which caused a significant decrease in our revenues.

Loss on sale of subsidiary. Loss on sale of our subsidiary, ASNA, in 2010 was $4.0 million, mostly derived from the realization of goodwill in the amount of $2.2 million and other intangible assets of $2.1 million. ASNA was a non-core activity and we had not successfully integrated its business into ours.

Financial expenses, net. Financial expenses decreased from $779,000 in 2009 to $750,000 in 2010. The decrease in financial expenses is mostly attributable to adjustment to foreign currency translation that was offset by a decrease in interest expenses and expenses related to derivative financial instruments and realized gain on marketable securities. The derivative is presented at fair value and all changes in fair value are recorded as non cash financial income/expenses, as applicable. Financial income attributed to the warrants issued by us in recent years increased from $1.3 million in 2009 to $1.6 million in 2010. This financial income attributed to the warrants is treated under ASC 815-40-15, under which as of January 1, 2009, the warrants (ratchet down of exercise price based upon lower exercise price in future offerings), which are not indexed to our own stock and therefore are a derivative financial liability, are bifurcated and separately accounted for and being recorded.

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

Private Placements

In 2004, we completed a $5 million private placement of convertible debentures and warrants to institutional investors. Pursuant to our agreement with the institutional investors, in March 2006, the institutional investors exercised their right to purchase from us, for an aggregate purchase price of $3 million, additional convertible debentures due in 2009. In 2008, the institutional investors converted the entire principal amount of the debentures into 405,198 ordinary shares. As of April 16, 2012, all outstanding warrants were expired.

In November 2007, we completed a $35 million private placement of ordinary shares and warrants issued to institutional investors. The warrants are exercisable for 200,000 ordinary shares until November 2012 at an adjusted exercise price of $73.36 (the exercise price was adjusted pursuant to anti dilution provisions triggered by the private placement that took place in October 2009 and was further adjusted following the one-for-four reverse split effected in December 2011). The net proceeds from the offering were mainly used for repayment of debt.

In October 2009, we completed a $4.2 million private placement of ordinary shares and warrants issued to institutional investors. Under the Securities Purchase Agreement entered into with the institutional investors, we sold to the investors 341,144 ordinary shares and the investors were also granted Series A Warrants exercisable into 204,686 ordinary shares, until October 2014, at an exercise price of $7.44 per share. Other warrants issued to the investors already expired.  As agreed with the investors, we registered the shares purchased by the investors and those underlying the warrants for resale under an effective registration statement.

Other Financing Arrangements

In the past, in order to improve our liquidity, we entered into sale of receivables’ agreements with a number of institutions, with regard to some of our customers, pursuant to which, control, credit risk and legal isolation of those trade receivables were fully transferred. During recent years, we have gradually reduced the amount of trade receivables covered by sale of receivables agreements. The balance of sold receivables as of December 31, 2011 was $618,000. The balance of sold receivables as of December 31, 2010 was $5.6 million. As of March 27, 2012, the balance of sold receivables was $293,000.

Credit Facilities with Banks

We have entered into credit facilities with Bank Discount Le’Israel Ltd., Bank Ha’Poalim Ltd., the First International Bank Ltd. and Bank Leumi Le’Israel Ltd. The aggregate amount outstanding under these credit facilities as of December 31, 2011 and as of March 27, 2012, was $6.0 million and $5.3 million, respectively. We used these credit facilities to finance ongoing operations and to make contingent consideration payments. In connection with these credit facilities, we are committed to the banks for certain covenants related to our operations.

During the fourth quarter of 2011, following the sale of AppBuilder, we repaid to the banks a net amount of $1.5 million. We also deposited with the banks a total amount of $3.4 million, which was pledged in favor of the banks securing our indebtedness to the banks. In December 2011, following our failure to meet our covenants set out in our agreements with the banks and the sale of AppBuilder, we reached new agreements with the banks which include a revised set of covenants reflecting our level of operations. In addition, as part of our arrangements with the banks entered into in the second and fourth quarters of 2011, we provided the banks with a floating charge on our assets and a fixed charge on our goodwill, as well as certain other fixed charges.

Our revised financial covenants to the banks include the following:

a)	maintaining a minimum level of shareholders’ equity of no less than 40% of our total assets, provided however that such amount does not fall below $13 million;
b)	maintaining a minimum level of tangible shareholders’ equity not to exceed a deficit of $4 million;
c)	maintaining a cash and cash equivalents balance of $2 million;
d)	maintaining a level of EBITDA in four sequential quarters of no less than $1 million;
e)	maintaining maximum amount of financial debt (excluding the loan from third parties described below) of no more than 30% of our total assets;
f)	maintaining a ratio of our bank liabilities to the total balance of AR, cash and cash equivalents and bank guarantees that were given for credit assurance, of no more than 40%; and
g)	maintaining maximum balance of sold receivables of not more than $ 3 million.

$5 million Loan by a Third Party

In April 2011, we entered into a loan agreement with a financial institution and other lenders, referred to collectively as the lenders, pursuant to which we borrowed from the lenders $5 million, due within one year and bearing interest at a rate of 3.25% per annum, and an increased interest rate in case of non-compliance with our obligations to the lenders under the loan agreement. The loan was extended in two installments during May 2011, the first installment in the amount of $2.9 million due on May 4, 2012 and the second one of $2.1 million due on May 24, 2012. The loan is secured by a second-ranking floating charge on our assets and a fixed charge on our goodwill, as well as certain other fixed charges

In consideration for the loan, we issued the lenders 169,000 ordinary shares of BluePhoenix. The shares were issued under Regulation S and were subject to a lock-up period of 90 days from the date of issuance. The debt is secured by a second-ranking floating charge on our assets and a fixed charge on our goodwill, as well as certain other fixed charges.  The agreement contains provisions for acceleration of repayment in certain events of default. The agreement also contains certain restrictive covenants. At the beginning of 2012, we received demand letter from the lenders, which we rejected. For more information, see "Item 8.A. Consolidated Statements and Other Financial Information -Legal Proceedings."

Agreements with our Three Major Shareholders

On March 19, 2012, we entered into three agreements with our three major shareholders, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP, referred to as the three shareholders, as follows:

(a)
An assignment agreement, referred to as the Assignment Agreement, pursuant to which the lenders’ rights and obligations with respect to the $5 million loan granted to us in May 2011 by the lenders would be assigned by the lenders to the three shareholders, subject to certain terms and conditions;

(b)
An amendment to the $5 million loan agreement, referred to as the Amended Loan Agreement, pursuant to which the maturity date of the loan would be extended from May 2012 to May 1, 2014 and other certain terms of the loan would be amended. On April 15, 2012, we agreed with the three shareholders to make an additional change in the terms of the loan and signed an amendment to the Amended Loan Agreement.; and

(c)	A loan agreement, referred to as the Bridge Loan Agreement, for extension of a bridge loan to us and potential additional loans.

The Assignment Agreement. The Assignment Agreement provides that the $5 million loan would be divided between the three shareholders in equal shares. In addition, it was agreed that we shall use $1 million out of funds currently held by a third party in escrow in connection with the sale of AppBuilder to Magic, subject to the release of such amount, for partial repayment of the $5 million loan, subject to any legal impediments prohibiting us from doing so. The pledge agreements securing the $5 million loan shall also be assigned to the three shareholders. The pledge agreements provide for a second-ranking floating charge on our assets and a second-ranking fixed charge on our goodwill and other certain assets, all junior to the liens on our assets securing our debts to our lender banks. We are required to obtain the consent of our lender banks for certain transactions contemplated by the Assignment Agreement. In case that the banks’ consent is not obtained within 21 business days from the signing of the Assignment Agreement, the lenders shall have the right to terminate the Assignment Agreement or give the three shareholders up to 60-day extension. The consummation of the transactions under the Assignment Agreement is subject to certain conditions, including obtaining shareholder approval. The three shareholders and the lenders may terminate the Assignment Agreement in case that the closing does not occur within 60 days from the signing of the Assignment Agreement or in the events agreed by the parties. Our obligation to consummate the transactions under the Assignment Agreement is subject to the extension of a $500,000 bridge loan to us by the three shareholders by a date to be agreed between the parties subject to the terms of the Assignment Agreement.

The Amended Loan Agreement. The Amended Loan Agreement includes certain amendments to the terms of the $5 million loan assigned to the three shareholders. Under the Amended Loan Agreement, the maturity date of the loan shall be extended to May 1, 2014, the loan will bear interest at a rate of 6% per annum from the date of its extension (instead of 3.25% previously agreed with the lenders), and the loan shall be payable in quarterly installments. Any payment not paid by us when due, shall bear interest at a rate of 8% per annum and after 6 months from the date the payment was due, shall bear interest at a rate of 9.5% per annum (instead of 6.5% and 9%, respectively, previously agreed with the lenders). We may pay the accrued interest in ordinary shares at the request of the three shareholders, or at our discretion, if we reasonably believe that we do not have available funds to pay a certain interest installment in cash, taking into account our other obligations. The number of ordinary shares to be issued would be calculated according to the 20-day volume weighted average price per share of the ordinary shares on the NASDAQ Global Select or the Nasdaq Capital Market, calculated as at the end of the three trading-days prior to the interest payment date. The three shareholders will have the right to convert the principal amount of  the loan and the accrued interest into ordinary shares, at any time prior to the date which is 120 days following the closing of the Amended Loan Agreement, at a price which is the lower of (i) the 30-day volume weighted average price per share of our ordinary shares on the NASDAQ Global Market or the Nasdaq Capital Market, calculated as of the end of the two trading-days prior to the closing of the Amended Loan Agreement; or (ii) $3 per share. This option granted to the three shareholders shall be referred to as the conversion option. Additionally, the three shareholders will have the right to convert the principal amount of the loan and the accrued interest into ordinary shares at any time that the loan is outstanding at a price of $3 per share.

As part of the Amended Loan Agreement, we undertook to refrain from entering into  a transaction with a third party or series of related transactions, under which more than fifty percent (50%) of our outstanding share capital following such transaction or series of related transactions, would be held by a person or entity or group of affiliated entities, other than the existing shareholders as of the date of closing of the Amended Loan Agreement, unless the buyers were approved in advance by the three shareholders. Such approval shall not be unreasonably withheld.  In addition, we undertook that upon full repayment of the debts to the banks, the second-ranking liens should become senior to any and all security interests granted by us and that we shall not grant any senior or pari passu security interests to any other party. We also undertook to provide the three shareholders, upon their request at any time following 12 months from the closing of the Amended Loan Agreement, a plan for repayment of the loan and accrued interest thereon when due. Failure to comply with this undertaking shall be considered an event of default.

As part of the Amended Loan Agreement, we undertook to issue to the three shareholders, 120 days following the date of closing of the Amended Loan Agreement, ordinary shares in an amount equal to 18.7% of our outstanding share capital prior to issuance of the shares (excluding treasury shares held by us). In the event that any of the three shareholders elects to exercise the conversion option, such shareholder shall not be entitled to its portion in the share issuance. In the event that any of the three shareholders notifies us that it irrevocably elects not to exercise the conversion option, it would be entitled to receive its portion in the share issuance, upon serving such notice.

The closing of the Amended Loan Agreement is subject to certain conditions, including obtaining shareholder approval, obtaining the lender banks’ consent to certain transactions contemplated by the Amended Loan Agreement and extension by the three shareholders of the $500,000 bridge loan. We shall reimburse the three shareholders for fees incurred by them in connection with the Assignment Agreement and the Amended Loan Agreement, in an amount of up to $60,000.

Under the terms of the Amended Loan Agreement, the parties shall enter into a registration rights agreement, pursuant to which the ordinary shares shall be considered registerable securities. The registration rights agreement provides for one demand by the three shareholders, and additional demands in case that the amount of the registerable securities is larger than the amount permitted to be included in the registration statement. The three shareholders will also have piggy back rights.

Subject to the consummation of the transactions contemplated by the Assignment Agreement and the Amended Loan Agreement, each of the three shareholders, the lenders of the original loan, and us irrevocably released and waived the other parties and their directors, officers, representatives and other affiliated parties, from any liability with regard to events that occurred prior to the date of the closing of the Amended Loan Agreement.

We undertook to convene a meeting of our shareholders not later than 60 days following the date of closing of the Amended Loan Agreement, for the purpose of approving an increase of our authorized share capital and amending our articles of association, to ensure that we have sufficient share capital to perform our obligations to the three shareholders.

The Bridge Loan Agreement. The bridge loan agreement entered between us and the three shareholders provides that the three shareholders will extend to us a $500,000 loan, referred to as the bridge loan, due at the first anniversary thereof. The bridge loan will bear nominal interest at a rate of 0.07% per annum. Subject to the lender banks’ consent, the bridge loan shall be secured by security interests similar to the securities granted under the Amended Loan Agreement. In addition to the bridge loan, we may mutually agree with the three shareholders to borrow from the three shareholders, prior to the repayment date of the bridge loan, additional loans up to an aggregate amount of $1.5 million, under the same terms of the bridge loan, including the conversion rights and interest rate increase. The amount of the bridge loan and the additional loans, if any, shall become immediately payable upon an event of default. Events of defaults include any of the following events:

•	failure to pay an amount when due and not remedied within 60 days;
•	termination of the Amended Loan Agreement due to our breach;
•	commencement of legal actions or proceedings against us by our creditors under the loan agreement.

The obligation of the parties to consummate the bridge loan agreement is subject to obtaining the banks' consent to certain transactions contemplated by the agreement. The three shareholders may terminate the bridge loan agreement if the closing of such agreement does not occur within 60 days from the signing or if any permanent injunction or other order of a governmental entity of a competent authority preventing the consummation of the transactions contemplated by the agreement, shall have become final and non-appealable or if we commenced certain proceedings. We may terminate the bridge loan agreement if the bridge loan is not extended by the three shareholders by a date to be agreed between the parties.

If the transaction with the three shareholders is not approved by the shareholders within 60 days from the signing or if an event of default occurs, the bridge loan and additional loans, if any, shall become payable within 60 days from the date of their extension, or earlier, if an event of default occurs, or if certain proceedings are commenced by us or against us.

Changes to the Bridge Loan Terms upon Approval by the Shareholders. In case that the transaction with the three shareholders is not approved by the shareholders, the following terms shall apply to the bridge loan:

(a)	the interest rate shall be increased to 8% per annum retroactively;
(b)
we shall be entitled to pay the accrued interest on the loans, in ordinary shares at the request of the three shareholders, or at our discretion, if we reasonably believe that we do not have available funds to pay a certain interest installment in cash, taking into account our other obligations;

(c)	the three shareholders shall have the right to convert the entire amount of the loan and accrued interest into ordinary shares.

In either case indicated in section (b) or (c) above, the number of ordinary shares to be issued will be calculated according to the lower of (i) the 20-day volume weighted average price per share of the ordinary shares on the NASDAQ Global Select or the Nasdaq Capital Market calculated as at the end of the three trading-days prior to the interest payment date; or (ii) $3 per share. Any shares issuable under the bridge loan agreement shall be considered "registerable securities" under the registration rights agreement described above.

Cash and Cash Equivalents

As of December 31, 2011, we had cash and cash equivalents of $4.0 million and negative working capital of $1.7 million. As of December 31, 2010, we had cash and cash equivalents of $12.3 million and working capital of $647,000. The working capital decreased primarily due to the decrease in trade account receivables and other current assets. This was partially offset by the reclassification of short-term loans as long-term loans after meeting the financial covenants and the decrease in the account payables, deferred revenues and current liabilities.

Net cash used in operating activities in 2011 was $8.4 million and in 2010, $7.6 million. Net cash provided by operating activities in 2009 was $966,000. The change is primarily attributable to the significant continued decrease in revenues in 2011 compared to 2010 and 2009, while the adjustment of the level of expenses (mainly workforce) lagged behind. As labor costs constitute a substantial portion of our costs of revenues, selling and administrative expenses and research and development expenses, we incurred significant losses and negative cash flow in 2011. In addition, we incurred negative cash flow due to the decrease in the amount of receivables subject to sale of receivables agreements. The balance of sold receivables decreased from $5.6 million in 2010 to $618,000 in 2011, and affected the change in trade receivables. The negative change in cash flow was partially offset due to changes in operating assets and liabilities that provided $3.0 million in 2011 compared to $5.7 million in 2010. Trade receivables, net decreased by $5.8 million, due to the decrease in revenues and the collection of account receivables. This was partially offset by a decrease in trade payables and other payables at an amount of $3.8 million. Other receivables decreased by $950,000 million.

Net cash provided by investment activities was $3.7 million in 2011 compared to net cash used for investment activities of $1.6 million in 2010. Cash used for investment activities includes investments in fixed assets of $301,000 in 2011 compared to $358,000 in 2010, contingent consideration for previously purchased subsidiaries and activities of $1.2 million in 2011 compared to $1.9 million in 2010, proceeds from sale of AppBuilder of $8.6 million in 2011 compared to proceeds from sale of a subsidiary of $1.2 million in 2010 and restricted cash of $3.4 million in 2011. In 2010, we had an investment of $702,000 in newly consolidated activity. There were no investments in newly consolidated activity in 2011.

Net cash used in financing activities was $3.6 million in 2011 and $773,000 in 2010, which consisted primarily from repayment of net loans to banks. In 2010, the amount was offset by receipt of net loans from banks.

Capital Expenditures

Our capital expenditures include the consideration paid for acquired activities and technologies. For more information about our investments and acquisitions, see “Item 4.B. Business Overview–Investments and Acquisitions.”

In 2011, we received proceeds from the sale of AppBuilder in an amount of $8.6 million. In addition, as part of the transaction, an amount of approximately $4.0 million was deposited in several escrow funds, mainly in order to  secure our obligations to indemnify Magic for any future claims and liabilities related to AppBuilder. Most of the escrow funds are expected to be released during 2012 and 2013 subject to the fulfillment of certain conditions.

In January 2011, we paid the final payment with regard to the TIS contingent consideration settlement in the amount of $1.2 million.

In 2010, we paid $702,000 for the purchase of certain business activities of Danshir Software Ltd. and Danshir Tmurot Ltd. and $1.9 million as additional consideration with regard to the acquisition of BridgeQuest, TIS and KMS acquired in previous years.

In addition, in 2010, we received proceeds from a sale of a subsidiary in an amount of $1.2 million.

Investment in property and equipment required to support our software development activities was comprised mainly of computers and peripheral equipment and was $301,000 in 2011 and $358,000 in 2010. The decrease in 2011 was primarily the result of the implementation of our cost savings plan.

In 2011 and 2010, we did not repurchase any of our shares. As of December 31, 2011, we had repurchased an aggregate of 592,810 of our ordinary shares under our buy-back programs, for an aggregate of approximately $15.2 million. Some of the repurchased shares were allotted to employees and consultants in connection with the exercise of options and vesting of RSUs under our option and award plans. Under our buy-back programs, we may purchase our shares from time to time, subject to market conditions and other relevant factors affecting us. Under the Israeli Companies Law, 1999, referred to as the Companies Law, the repurchased shares held by us do not confer upon their holder any rights. The first buy-back program adopted in May 1998 enables us to purchase our shares, utilizing up to $5 million. Under the second buy-back program adopted in September 1998, and amended in May 1999, we may purchase, up to an additional 500,000 ordinary shares. We do not currently intend to make any additional repurchases under these two buy-back programs. The closing price of our ordinary shares as quoted on the NASDAQ Global Market on April 13, 2012 was $1.25.

Contractual Commitments and Guarantees

2007 Warrants

In November 2007, as part of a $35 million private placement, we issued to institutional investors warrants to purchase an aggregate of up to 200,000 BluePhoenix ordinary shares at an exercise price of $87.52 per share, subject to certain adjustments. The exercise price was adjusted to $73.36 per share pursuant to anti dilution provisions triggered by the private placement that took place in October 2009. These warrants may be exercised during a 5-year period, which commenced in November 2007. As agreed upon by the investors, we registered the shares underlying the warrants for resale under an effective registration statement.

2009 Warrants

In October 2009, as part of a $4.2 million private placement, we issued to institutional investors 204,686 Series A Warrants exercisable until October 2014, at an exercise price of $7.44.  The exercise price of the warrants is subject to adjustment in certain events. Other warrants issued to the investors already expired.

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

Chief Scientist

Two of our subsidiaries have entered into agreements with the Office of the Chief Scientist, or OCS. These subsidiaries are obliged to pay royalties to the OCS at a rate of 3% on sales of the funded products, up to 100% of the dollar-linked grant received in respect of these products from the OCS. As of December 31, 2011, the contingent liability amounted to $302,000.

Ministry of Production in Italy

During 2007, our subsidiary, I-Ter, received an amount of $585,000 from the Ministry of Production in Italy for I-Ter's Easy4Plan product. Easy4Plan is a workflow management tool designed for ISO9000 companies. 36.5% of the funds received constitute a grant, and the remaining 63.5%, is a 10-year loan payable in annual installments until September 2018. The loan bears a minimal annual interest of 0.87% and is linked to the euro. As of March 27, 2012, the remaining loan balance was $254,000.

Customers’ Bank Guarantees

Under agreements between us and certain of our customers, we undertook to provide these customers with bank guarantees for the assurance of performance of our obligations under our agreements with such customers. As of December 31, 2011, there were outstanding bank guarantees on our behalf for our customers in the aggregate amount of $148,000.

Operating Leases

We are committed under operating leases for rental of office facilities, vehicles, and other equipment for the years 2012 until 2015. Annual rental fees under current leases are approximately $1.8 million. In connection with the office leases, we issued bank guarantees of $80,000 in the aggregate.

Indemnification of Office Holders

We entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to certain limitations. For more information, see “Item 7.B. Related Party Transactions – Indemnification of Office Holders.”

Effective Corporate Tax Rates

Following the tax reform enacted in 2003, an Israeli company is subject to tax on its worldwide income. An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid by the subsidiary in its country of residence, subject to certain conditions. Israeli tax payers are also subject to tax on income from a controlled foreign corporation, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary, if such subsidiary’s primary source of income is a passive income (such as interest, dividends, royalties, rental income, or capital gains)

On January 1, 2006, an additional tax reform was passed relating primarily to profits from investments. The main goal of the reform was to unify the tax rates applicable to profits from investments, such as interest, capital gains, and dividends. Under the reform, the tax rates applicable to companies were scheduled to be gradually reduced to18% in 2016.  However, in accordance with a recent amendment to the Income Tax Ordinance [New Version] 1961, the expected reduction in taxes described above was repealed and the current corporate tax rate is set at 25%.

Our international operations are taxed at the local effective corporate tax rate in the countries of our subsidiaries’ residence.

C.	Research and Development, Patents and Licenses

For a description of our research and development activities, see “Item 4.B. Business Overview – Research and Development.”

D.	Trend Information

As discussed above, we have incurred significant losses and negative cash flows from operations in the past. These results have had a negative impact on our financial condition, including our failure to meet certain covenants included in our existing credit facilities. There can be no assurance that our business will become profitable in the future, that additional losses and negative cash flows from operations will not be incurred, that we shall be able to improve our liquidity, that we will be able to satisfy the covenants in our credit facilities, that we will be able to reduce operating expenses or that we will be able to find alternative financing if necessary.

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

Our results were also affected by declines in the financial services industry which is one of our principal target markets. In 2011 and 2010, approximately 23% and 40% of our revenues, respectively, was derived from the financial services industry. We believe that the financial services industry continues to be adversely affected by difficult economic conditions.

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

In connection with the sale of AppBuilder to Magic, an amount of $4.0 million (amounting as of the date of this annual report to approximately $3.8 million) was deposited in escrow and most of the amount is expected to be released during 2012 and 2013 subject to the fulfillment of certain conditions.

Under agreements between us and certain of our customers, we undertook to provide these customers with bank guarantees for the assurance of performance of our obligations under our agreements with such customers. As of December 31, 2011, there were outstanding bank guarantees on our behalf for our customers in the aggregate amount of $148,000.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2011:

	Payment due by period
Contractual Obligations	Total	Less than 1 year	1–2 years	3-5 years	More than 5 years
	In thousands $

Operating Lease Obligations	3,192	1,748	1,249	195	-

Loans from Banks	10,928	6,983	3,811	134	-

Total	14,120	8,731	5,060	329	-

The above table does not include royalties that we may be required to pay to the OCS and that may reach, in the aggregate, as of December 31, 2011, $302,000. For more information about grants received from the OCS, see “Item 4.B. Business Overview – Research and Development.” We are unable to reasonably estimate the amounts that we will eventually be required to pay to the OCS, if at all, and the timing of such payments, since these payments depend on our ability to sell products based on the OCS-funded technologies and the timing of such sales, if any.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

A.	Directors and Senior Management

The following table describes information about our executive officers and directors as of March 27, 2012.

Name	Age	Position

Melvin L. Keating	65	Chairman of the Board
Shimon Bar-Kama	59	Chief Executive Officer
Nir Peles	39	Chief Financial Officer
Michael Chill (1)(2)(3)	45	Director
Maayan Naor (1)(2)(3)	38	Director
Doron Elhanani (1)(2)	63	Director
Ziv Azmanov	50	General Manager of the Knowledge Management Division
Yael Peretz	38	General Counsel
________________
(1)	Member of the audit committee.
(2)	Independent director under The NASDAQ Global Market listing requirements.
(3)	An outside director.

Melvin L. Keating has served as a director and chairman of our board of directors since January 2012. Mr. Keating has served as a consultant to various private equity firms since October 2008, and has served as a director of various corporations as described below. From October 2005 through October 2008, Mr. Keating was president and chief executive officer of Alliance Semiconductor Corp., in Santa Clara, CA, a worldwide manufacturer and seller of semiconductors (NASDAQ). From April 2004 through September 2005, he was EVP, chief financial officer and treasurer of Quovadx Inc. in Denver, CO (NASDAQ). Mr. Keating is currently a director of several other publicly traded companies, including Red Lion Hotels Corp (NYSE), API Technologies Corp (NASDAQ), Crown Crafts, Inc. (NASDAQ) and Bitstream Inc. (NASDAQ). Mr. Keating holds both an MS in accounting and an MBA in finance from the Wharton School at the University of Pennsylvania and holds a B.A. in art history from Rutgers University.

Shimon Bar-Kama has served as our chief executive officer since November 2011. Prior to that, since January 2011, he served as director and member of our compensation committee. Mr. Bar-Kama is a controlling shareholder of Paragon Systems Marketing Ltd., a consultancy company acting primarily in the fields of marketing, business development and business planning. Mr. Bar-Kama has served as director and general manager of Paragon since 1991.  From 2002 through 2004, Mr. Bar-Kama served as vice president marketing and sales of Soltam Systems Ltd.  Prior to that, from 1999 through 2002, Mr. Bar-Kama served as chief executive officer of Multi Vision Technology Ltd. Mr. Bar Kama also served as outside director of several public Israeli companies, including TAT Technologies Ltd., Orbit-CS Ltd. and Dirom Ltd. Mr. Bar-Kama holds a BSc. in aeronautical engineering from the Technion, Israel Institute of Technology.

Nir Peles has served as our chief financial officer since May 2010. Between the years 2007 and 2010, Mr. Peles served as a business development manager at Shiraz Investments, a privately-held investment company. Prior to that Mr. Peles worked as senior manager at the BDO Consulting Group, a corporate finance advisory company related to our auditors, Ziv Haft, BDO, and served as analyst at SYS LTD., an Israeli business consulting company. Mr. Peles holds a BA in economics and accounting from the Hebrew University, an MBA from Tel Aviv University and MA in law from Bar-Ilan University. Mr. Peles is a certified public accountant in Israel.

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

Maayan Naor has served as one of our outside directors and a member of our audit committee since September 2011. Ms. Naor has served since June 2011 as finance director of Silco Ltd., a privately held Israeli company and subsidiary of Bunzl Plc., an international distributor of non-food consumable products. Since January 2011, Ms. Naor has served as an outside director of FMS Enterprises Migun Ltd., a public company traded on the TASE, which manufactures ballistic protection raw materials and products. From 2005 through May 2011, Ms. Naor served as deputy corporate controller at Makhteshim Agan Industries Ltd., a public company traded on the TASE. From 1999 through 2005, Ms. Naor worked as an auditor at Someckh Chaikin KPMG, an Israeli accounting firm. Ms. Naor holds a degree of Bachelor of Business (Accounting) from the College of Management in Israel and is a Certified Public Accountant in Israel.

Doron Elhanani has served as a director and member of our audit committee since February 2012. Mr. Elhanani acts primarily in the fields of business planning and corporate restructuring. In addition, since 2004, Mr. Elhanani has served as chairman of EMESCO – Emergency & Security Solutions and of DEMCO Consultants, both consultancy companies focusing on confronting man-made and nature emergency situations. Mr. Elhanani also serves as board member and chairman of the audit committee of Tescom. During the last 5 years, Mr. Elhanani served as chairman of the board of Merav, chairman of the audit committee of Volfman Industries and as member of the executive committee of Dizingoff Center. Mr. Elhanani holds a BA in psychology and zoology and an MA in industrial, organizational and social psychology from Bar-Ilan University, Ramat-Gan.

Ziv Azmanov has served as the general manager of our knowledge management division since January 2012. Mr. Azmanov has served as an entrepreneur and advisor of start-up companies, since 2010, and has served in various positions in fabless semiconductor companies as described below. During 2008 and 2009, Mr. Azmanov served as chief marketing officer of Wireless Sound Solutions (STS) in Singapore. During 2007 and 2008, he served as vice president, marketing of Octalica, Inc. and following that, as vice president, marketing of Wisair, Inc., both Israeli companies. Prior to that, during 2005 and 2006, Mr. Azmanov was a business line manager at the wireless terminal business unit of Texas Instruments. Between 1989 and 2004, Mr. Azmanov served as business unit director and later on, as director of marketing at National Semiconductor, Santa Clara, California. Mr. Azmanov graduated magna cum laude from the University of Tel Aviv in Israel with a BA in electrical engineering and has an MA in business administration (MBA) from San Jose State University in California.

Yael Peretz has joined our company as legal advisor in 2000 and serves as our vice president general counsel. Prior to joining BluePhoenix, Ms. Peretz worked as a lawyer with Shine, Hunter & Martin, a law firm. Ms. Peretz holds an LLB from the Hebrew University in Jerusalem and an MA in business administration from Tel Aviv University. Ms. Peretz is a member of the Israel Bar.

B.	Compensation

In 2011, we paid to all of our directors and executive officers, as a group (15 persons), aggregate remuneration of approximately $2.0 million. This amount includes cash, bonuses and amounts set aside or accrued to provide pension, social security or similar benefits. This amount does not include amounts expended by us for automobiles made available to our officers and expenses reimbursed to officers (including business travel, professional and business association dues and expenses), RSUs and stock option expenses. During 2011, we granted to all of our directors and executive officers, as a group (8 persons), an aggregate of 210,000 RSUs and options to purchase an aggregate of 950 ordinary shares.

Under Israeli law, we are not required to disclose, and have not otherwise disclosed, the compensation of our senior management and directors on an individual basis.

We maintain written employment agreements or consultancy agreements with our officers. The employment and consultancy agreements are mostly not for a specific term and we may terminate them upon prior notice of up to six months. If we terminate the employment or consultancy agreements, we shall be required to pay the usual severance pay in accordance with applicable law. In certain cases, we shall be required to pay additional severance pay equal to salary and benefits during a period of up to six months and acceleration of RSUs and options granted but not yet vested. Our directors, unless they also serve as officers, are not entitled to any benefits upon termination except for acceleration of RSUs granted but not yet vested upon termination. The agreements with our officers provide for annual base salary or fees and other benefits such as vacation, sick leave, provision of an automobile, insurance contributions, and non-compete and confidentiality agreements.

Compensation of Our Non-Employee Directors

Our non-employee directors, which currently include Mr. Mel Keating, the chairman of our board of directors and Doron Elhanani, receive cash compensation, as approved by our audit committee (which is comprised only of independent directors) and the board of directors in accordance with the Companies Regulations (Reliefs in Transactions with Related Parties) 2000 in the same amounts and on such terms payable to our outside directors. See “Compensation of our Outside Directors” below. In addition, our shareholders approved in December 2008, following the approval of our audit committee and the board of directors, the grant of RSUs to each of our non-employee directors, as follows:

(i)	10,000 RSUs on the day of the first year of service, but not earlier than January 1, 2009; and

(ii)	7,500 RSUs on the first day of each following year of service as a director.

“Non-employee directors” referred to above include directors serving on our board of directors from time to time, including outside directors, and excluding directors that receive or may receive compensation or management fees from us.

The RSUs vest in three equal annual installments, on the date of grant of the RSUs and on the first day of each of two additional years of service. The grant of the RSUs is made under the terms set forth in our 2007 Award Plan and in accordance with our standard grant letter. In the event of termination of the service of a non-employee director (excluding outside directors), all outstanding RSUs previously granted are automatically vested, unless termination was made in accordance with sections 227A, 228(a)(2) – (5) or 231-234 of the Companies Law. Our audit committee and board of directors have recently approved, subject to shareholder approval, a change in the amount of RSUs to be granted to Mr. Mel Keating, the chairman of our board of directors and other non-employee directors. We expect to hold an extraordinary general meeting of our shareholders in May 2012, in which the new grants of RSUs shall be brought for approval. If approved, the new grants shall be in effect beginning on January 1, 2012.

Compensation of Our Outside Directors

In December 2008, our shareholders approved, following the approval of our audit committee and our board of directors, the compensation payable to our outside directors as follows:

(i)
an annual cash payment in an amount which is the higher of (x) the minimum amount payable to outside directors in accordance with the Israeli Companies Regulations (Rules for the Payment of Remuneration and Expenses of Outside Directors) 2002, referred to as the Outside Directors Regulations, as to be updated from time to time; and (y) NIS 45,000 (the equivalent of approximately $12,000 as of the date hereof), payable in four equal quarterly installments; and

(ii)
a participation fee in an amount which is the higher of (x) the minimum amount payable to outside directors in accordance with the Outside Directors Regulations, as to be updated from time to time; and (y) NIS 1,900 (the equivalent of approximately $500 as of the date hereof), for every meeting of the board of directors or its committees in which the director participates. In accordance with the Outside Directors Regulations, the payment for telephone meetings (or a meeting held by other similar means) shall be equal to 60% of the abovementioned amount, and payment for written resolutions shall be equal to 50% of the abovementioned amount.

The abovementioned amounts are linked to the Israeli consumer price index as provided in the Outside Directors Regulations.

The cash compensation is paid to the outside directors on the first day of each quarter for the preceding quarter.

In addition to the cash compensation, our shareholders approved, following the approval of our audit committee and the board of directors, the grant of RSUs to each of our outside directors in the same amounts and on such terms granted to our non-employee directors. Our audit committee and board of directors have recently approved, subject to shareholder approval, a change in the amount of RSUs to be granted to our outside directors (which shall be the same as to be approved for our non-employee directors). We expect to hold an extraordinary general meeting of our shareholders in May 2012, in which a new outside director shall be appointed and the new grants of RSUs for outside directors shall be brought for approval. If approved, the new grants shall be in effect beginning on the appointment of the new outside director.

C.	Board Practices

Pursuant to our articles of association, directors are elected at a general meeting of our shareholders by a vote of the holders of a majority of the voting power represented at the meeting. Additional directors may be elected between general meetings by a majority of our directors. Our board is comprised of four persons, each of which has been determined to be independent within the meaning of the applicable NASDAQ requirements. Two of these independent directors also serve as outside directors mandated under Israeli law and subject to additional criteria to help ensure their independence. See “Outside Directors,” below. Each director, except for the outside directors, holds office until the next annual general meeting of shareholders. Officers are appointed by our board of directors.

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

Under the Companies Law, a person shall not be appointed as a director or an office holder of a publicly-traded company (i) if the court had ordered that due to the severity and circumstances of the offense, such a person does not fit to serve as a director or an office holder of a public company; or (ii) the administrative enforcement committee mandated under the Israeli Securities Law, 1969, referred to as the Securities Law, imposed on such person restrictions with respect to serving as a director or office holder, as applicable, of a publicly-traded company for a certain period of time.

Under the Companies Law, if a director or office holder ceases to comply with any of the requirements provided in the Companies Law, such director must notify the company immediately about it, and his term of service shall terminate on the date of the notice.

The compensation of our executive officers (who do not serve as directors), including options, other share-based compensation, procurement of insurance coverage and indemnification, must be approved by our board of directors, following audit committee approval. The compensation of directors, as well the procurement of insurance coverage or indemnification for directors, must be approved by the audit committee, the board of directors and shareholders, in accordance with the requirements of the Companies Law.

Outside Directors Under the Companies Law

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel, are required to appoint at least two outside directors.

The Companies Law provides that a person may not be appointed as an outside director if such person is a relative of the controlling shareholder, or if such person or the person’s relative, partner, employer, another person to whom he was directly or indirectly subject, or any entity under the person’s control, has, as of the date of the person’s appointment to serve as outside director, or had, during the two years preceding that date, any affiliation with any of the following:

•	the company;
•	the company's controlling shareholder;
•	a relative of the controlling shareholder;
•	any entity controlled by the company or by the controlling shareholder; or
•
if the company has no controlling shareholder or a shareholder holding 25% or more of the voting rights – a person that at the time of appointment is the chairman of the board of directors, the chief executive officer or the most senior financial officer of the company, or a shareholder holding 5% or more of the outstanding shares or voting rights of the company.

The term “affiliation” includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•	service as an office holder.

No person may serve as an outside director if: (a) the person’s position or other business activities create, or may create a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director; (b) at the same time such person serves as a director of another company on whose board of directors, a director of the reciprocal company serves as an outside director; (c) the person is an employee of the Israel Securities Authority or of an Israeli stock exchange; (d) such person or such person’s relative, partner, employer or anyone to whom such person is directly or indirectly subordinate, or any entity under such person’s control, has business or professional relations with any person or entity he or she should not be affiliated with, as described in the preceding paragraph, unless such relations are negligible; or (e) such person received compensation, directly or indirectly, in connection with his or her service as a director, other than as permitted under the Companies Law and the regulations promulgated thereunder.

If, at the time of election of an outside director, all other directors who are not controlling shareholders of such company or their relatives, are of the same gender, the outside director to be elected must be of the other gender. Outside directors are elected by a majority vote at a shareholders’ meeting, provided that either:

(1)
the majority of shares voted at the meeting, including at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the appointment (other than a personal interest which does not stem from an affiliation with a controlling shareholder), who are present and voting; or

(2)
the non-controlling shareholders or shareholders who do not have a personal interest in the appointment (other than a personal interest which does not stem from an affiliation with a controlling shareholder) who were present and voted against the election, hold two percent or less of the voting power at the company.

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

Outside directors are elected for a three-year term and may be re-elected for two additional terms of three years each, provided that with respect to the appointment for each such additional three-year term, one of the following has occurred:

(a) the reappointment of the outside director has been proposed by one or more shareholders holding together one percent or more of the aggregate voting rights in the company, and the appointment was approved at the general meeting of the shareholders by a simple majority, provided that: (i) in calculating the majority, votes of controlling shareholders or shareholders having a personal interest in the appointment (other than a personal interest which does not stem from an affiliation with the controlling shareholder) and abstentions are disregarded; and (ii) the total number of shares voted for the appointment which are held by shareholders who do not have a personal interest in the appointment (other than a personal interest which does not stem from an affiliation with a controlling shareholder) and/or who are not controlling shareholders, exceed two percent of the aggregate voting rights in the company; or

(b) the reappointment of the outside director has been proposed by the board of directors and the appointment was approved by such special majority required for the initial appointment of an outside director.

At present, Michael Chill and Maayan Naor serve as our outside directors, Mr. Chill to hold office until the appointment of the new outside director which is supposed to take place in the coming extraordinary general meeting convened for May 2012 and Ms. Naor to hold office until September 2014. In accordance with the Israeli Companies Regulations (Alleviation for Public Companies Whose Shares are Listed on a Stock Exchange Outside of Israel) 2000, referred to as the Alleviation Regulations, dual listed companies, such as BluePhoenix, may re-appoint an outside director for additional terms that do not exceed three years each, beyond the three three-year terms generally applicable, provided that, if an outside director is being re-elected for an additional term or terms beyond the three three-year terms: (i) the audit committee and board of directors must determine that, in light of the outside director’s expertise and special contribution to the board of directors and its committees, the re-election for an additional term is to the company’s benefit; (ii) the outside director must be re-elected by the special majority required for the initial appointment and subject to the terms specified in the Companies Law; and (iii) the term during which the nominee has served as an outside director and the reasons given by the audit committee and board of directors for extending his or her term of service must be presented to the shareholders prior to approval of the reappointment.

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

Independent Directors Under the Companies Law

Pursuant to the Companies Law, a public company, such as BluePhoenix, may include in its articles of association provisions relating to corporate governance. Such provisions may include the number of directors which shall be independent of management. Alternatively, a company may adopt the standard provision included in a supplement to the Companies Law, providing that a majority of the directors be independent, or, if the company has a controlling shareholder or a 25% or more shareholder, that at least one-third of the directors be independent. An “independent director” is defined as a director who meets all of the following:

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

The Alleviation Regulations provide that a director in a dual listed company, such as BluePhoenix, who qualifies as an independent director under the relevant non-Israeli rules relating to independence standards for audit committee membership and who meets certain non-affiliation criteria, which are less stringent than those applicable to outside directors, would be deemed an “independent” director pursuant to the Companies Law provided he or she has not served as a director for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service. In accordance with the Alleviation Regulations, a dual-listed company may extend the term of service of its independent directors beyond nine years, for additional terms of service, each of which of no more than three years.

As of the date of this annual report, our articles of association have not yet been amended to include these provisions of the Companies Law relating to corporate governance.

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

Audit Committee

The Companies Law requires public companies to appoint an audit committee, comprised of at least three directors, which shall include all of the company’s outside directors. The majority of the members of the audit committee must be independent directors. The Companies Law further stipulates that the following may not serve as members of the audit committee: (a) the chairman of the board of directors; (b) any director employed by or providing services on an ongoing basis to the company, to the controlling shareholder of the company or an entity controlled by the controlling shareholder of the company; (c) a director whose main income derives from the controlling shareholder; and (d) the controlling shareholder or any relative of the controlling shareholder.

In addition, under applicable NASDAQ rules, we are currently required to have a majority of our board members independent and to maintain an audit committee, whose members are independent of management. Our outside directors, as well Messrs. Mel Keating and Doron Elhanani, qualify as independent directors under the applicable NASDAQ rules and those of the Securities and Exchange Commission. We have established an audit committee, consisting of Mr. Doron Elhanani and our two outside directors, Mr. Michael Chill and Ms. Maayan Naor. The board has determined that all of the members of the audit committee, namely, Doron Elhanani, Michael Chill and Maayan Naor, are “audit committee financial experts” as defined by applicable SEC regulations.

Under the Companies Law, the responsibilities of the audit committee include: (a) identifying flaws in the management of a company’s business and making recommendations to the board of directors as to how to correct them; (b) with respect to certain actions involving conflicts of interest and with respect to certain related party transactions, deciding whether such actions are material actions and whether such transactions are extraordinary transactions, for the purpose of approving such actions or transactions; (c) reviewing and deciding whether to approve certain related party transactions and certain transactions involving conflicts of interest; (d) reviewing the internal auditor’s work program; (e) examining the company’s internal control structure and processes, the performance of the internal auditor and whether the internal auditor has at his or her disposal the tools and resources required to perform his or her duties, considering, inter alia, the special needs of the company and its size; (f) examining the external auditor’s scope of work, as well as the external auditor’s fees and providing the corporate organ responsible for determining the external auditor’s fees with its recommendations; and (g) providing for arrangements as to the manner in which the company will deal with employee complaints with respect to deficiencies in the administration of the company’s business and the protection to be provided to such employees.

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

The Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an “extraordinary transaction” as defined under the Companies Law, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings and parents and the spouses of any of the foregoing.

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

Following the disclosure by the office holder of his or her interest in the transaction, the transaction is required to be approved by such entities prescribed under the Companies Law, provided that the transaction is not adverse to the company’s interest. If the transaction is an extraordinary transaction, the company must receive any approval stipulated by its articles of association, the approval of the audit committee and the approval of the board of directors. In some circumstances, shareholder approval is also required. A director who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may generally not be present at this meeting or vote on this matter unless the majority of the board members or members of the audit committee, as applicable, have a personal interest in such matter and in such case, the matter is required to also be approved by the shareholders of the company.

The Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, including a shareholder that holds 25% or more of the voting rights in the company if no other shareholder owns more than 50% of the voting rights in the company. If two or more shareholders are interested parties in the same transaction, their shareholdings are combined for the purposes of calculating percentages. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, as well as any engagement by a public company with a controlling shareholder or with the controlling shareholder’s relative, directly or indirectly, with respect to the provision of services to the company, and if such person is also an office holder or an employee of such company, with respect to such person’s terms of compensation, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholder approval must include at least a majority of the shareholders who have no personal interest in the transaction and are voting on the subject matter or, alternatively, the total shares held by those who have no personal interest in the transaction who vote against the transaction must not represent more than two percent of the voting rights in the company. In certain cases provided in regulations promulgated under the Companies Law, shareholder approval is not required. The Israeli Minister of Justice may determine a different percentage. Transactions that are for a period of more than three years generally need to be brought for approval in accordance with the above procedure every three years. A “Controlling Shareholder” for this purpose is defined as a person or entity that has the ability to control the company's affairs. A person or entity shall be deemed to have the ability to control the company's affairs if (i) it holds 50% or more of any controlling means in the company; or (ii) it holds 25% or more of the voting rights in the company, if no other person holds more than 50% of the voting rights.

The approvals of the board of directors and shareholders are required for a private placement of securities (or a series of related private placements (i) during a 12-month period offered to the same offeree, its representative, relative or an entity controlled by any of them, and if the offeree is an entity – any of its controlling shareholder, controlling shareholder’s relative or an entity controlled by any of the foregoing; or (ii) during a 12-month period and in which the consideration is paid with the same asset, while different securities of the same company would be considered as the same asset; or (iii) that are part of one continuous transaction or transactions conditioned one upon each other) in which:

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

In addition, our articles of association provide that, subject to the provisions of the Companies Law and the Securities Law, we may enter into a contract to insure an office holder for (i) expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of a proceeding instituted against such office holder in relation to (A) infringements that may impose financial sanction pursuant to the provisions of Chapter H'3 of the Securities Law; or (B) administrative infringements pursuant to the provisions of Chapter H'4 of the Securities Law; or (C) infringements pursuant to the provisions of Chapter I'1 of the Securities Law; and (ii) payments made to the injured parties of such infringement under Section 52(54)(a)(1)(a) of the Securities Law.

Indemnification of Office Holders

Our articles of association provide that, subject to the provisions of the Companies Law and the Securities Law, we may indemnify an office holder to the fullest extent permitted by the Companies Law and the Securities Law, with respect to the following liabilities, expenses and payments, provided that such liabilities, expenses and payments were incurred by such office holder in his or her capacity as our office holder:

(i)  a financial obligation imposed on an office holder in favor of another person by a court judgment, including a compromise judgment or an arbitrator following liabilities, expenses and

(ii)  reasonable litigation expenses, including legal fees, incurred by an office holder as a result of Criminal Inquiry or an investigation or proceeding instituted against such office holder by a competent authority, which inquiry or investigation or proceeding has ended without the filing of an indictment and without an imposition of financial liability in lieu of a criminal proceeding, or has ended in the imposition of a financial obligation in lieu of a criminal proceeding without the filing of an indictment for an offence that does not require proof of mens rea or in connection with financial sanction (the phrases "proceeding that has ended without the filing of an indictment" and "financial obligation in lieu of a criminal proceeding" shall have the meanings ascribed to them in Section 260(a)(1a) of the Companies Law;

(iii) expenses, including reasonable litigation expenses and legal fees, incurred by an office holder as a result of a proceeding instituted against him or her in relation to (a) infringements that may impose financial sanction pursuant to the provisions of Chapter H'3 of the Securities Law; or (b) administrative infringements pursuant to the provisions of Chapter H'4 of the Securities Law; or (c) infringements pursuant to the provisions of Chapter I'1 of the Securities Law;

(iv)  reasonable legal expenses, including attorney's fees, which the office holder incurred or with which the office holder was charged by a court of law, in a proceeding brought against the office holder, by us or on our behalf or by another person, or in a criminal prosecution in which the office holder was acquitted, or in a criminal prosecution in which the office holder was convicted of an offense that does not require proof of mens rea (criminal intent); and

(v) payments to an injured party of infringement under Section 52(54)(a)(1)(a) of the Securities Law.

Subject to the provisions of the Companies Law and the Securities Law, we may undertake to indemnify an office holder in advance with respect to (i) financial obligations as specified in paragraph (i) above, provided, that the undertaking is limited to categories of events which, in the opinion of our board of directors can be foreseen, based on our actual activities at the time the undertaking to indemnify was given, and in such amounts set by our board of directors as reasonable; and (ii)  expenses, fees and payments as specified in paragraphs (ii), (iii), (iv) and (v) above. Subject to the provisions of the Companies Law and the Securities Law, we may also undertake to indemnify an office holder retroactively for expenses, fees and payments as specified above.

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

In addition, the Companies Law provides that a company may not indemnify or insure an office holder for a proceeding instituted against him or her pursuant to the provisions of Chapter H'3, H'4 and I'1 of the Securities Law.

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

	2011	2010	2009
Technical Experts	327	384	427
Research and Development	77	87	191
Sales, General and Administrative	65	78	114
Total	469	549	732

In Israel	182	201	213
In Europe	263	305	440
In the United States	24	43	79

The numbers of employees indicated in the table above include expert consultants who we train for the implementation of our modernization tools and methodologies.

The decrease in the number of employees in 2011 compared to 2010 was attributable to the implementation of our cost saving plan, which included, among others, dismissal of a significant amount of employees. The decrease in the number of employees in 2010 compared to 2009 was attributable to the sale of certain of our subsidiaries and the continued implementation of our cost savings plan, which included, among others, a significant reduction in workforce.

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

For example, mandatory cost of living adjustments, which compensate Israeli employees for a portion of the increase in the Israeli consumer price index, are determined, from time to time, on a nationwide basis. Israeli law also requires the payment of severance benefits upon the termination, resignation (in some instances) or death of an employee. We meet this requirement, inter alia, by contributing on an ongoing basis towards “managers’ insurance” and pension funds. In addition, Israeli employers and employees are required to pay specified percentages of wages to the National Insurance Institute. Other provisions of Israeli law and regulations govern matters such as the length of the workday, minimum wages, other terms of employment and restrictions on discrimination. We are also subject to the labor laws and regulations of other jurisdictions in the world where we have employees.

E.	Share Ownership

The following presents information regarding the ownership of our ordinary shares by the persons listed in the table under “Directors and Senior Management,” as of March 27, 2012. The percentage of outstanding ordinary shares is based on 6,461,783 ordinary shares outstanding as of March 27, 2012 (excluding 367,810 ordinary shares held by BluePhoenix).

Unless otherwise specifically indicated, the address of each of the persons set forth below is at c/o BluePhoenix, 8 Maskit Street, Herzliya 46733.

Name	Number of shares beneficially owned(1)	Percentage of outstanding ordinary shares	Number of Restricted Share Units (RSUs)	Number of options to purchase ordinary shares
Mel Keating	-	-	-	-
Shimon Bar-Kama(2)	*	*	6,667	-
Nir Peles(3)	*	*	10,000	4,167
Michael Chill(4)	*	*	15,000	-
Maayan Naor(5)	*	*	2,500	-
Doron Elhanani	*	*	-	-
Ziv Azmanov	*	*	-	-
Yael Peretz (6)	*	*	11,667	4,792
All directors and officers as a group (8 persons)	-	1.0%	45,834	8,959
___________________________
* Less than 1%.

(1)
Each of the directors and executive officers whose holdings are not separately specified in the above table beneficially owns less than one percent of our outstanding ordinary shares. Options to purchase ordinary shares that are currently exercisable or exercisable within 60 days after the date of this report are deemed outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. RSUs that are exercisable within 60 days after the date of this report are deemed outstanding and beneficially owned by the person holding the RSUs for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2)
Mr. Bar-Kama was granted RSUs, of which: (i) 6,667 RSUs are immediately convertible into ordinary shares; (ii) 50,000 RSUs are convertible into ordinary shares in November 2012; (iii) 50,000 RSUs are convertible into ordinary shares in November 2013; and (iv) 50,000 RSUs are convertible into ordinary shares in November 2014.

(3)
Mr. Peles was granted currently exercisable options to purchase 4,167 ordinary shares at $10.2 per share, which expire in March 2020; and options to purchase 2,083 ordinary shares at $10.2 per share, exercisable as of March 2013 and expire in March 2020. In addition, Mr. Peles was granted RSUs of which: (i) 10,000 RSUs are immediately convertible into ordinary shares; (ii) 938 RSUs are convertible into ordinary shares in December 2012; (iii) 3,125 RSUs are convertible into ordinary shares in May 2013; (iv) 938 RSUs are convertible into ordinary shares in December 2013; and (v) 938 RSUs are convertible into ordinary shares in December 2014. .

(4)
Mr. Chill was granted RSUs, of which: (i) 15,000 RSUs are immediately convertible into ordinary shares; (ii) 2,500 RSUs are convertible into ordinary shares in January 2013; (iii) 2,500 RSUs are convertible into ordinary shares in March 2013; (iv) 2,500 RSUs are convertible into ordinary shares in January 2014; and (v) 2,500 RSUs are convertible into ordinary shares in March 2014.

(5)
Ms. Naor was granted RSUs, of which: (i) 2,500 RSUs are immediately convertible into ordinary shares; (ii) 3,334 RSUs are convertible into ordinary shares in September 2012; (iii) 2,500 RSUs are convertible into ordinary shares in January 2013; (iv) 3,333 RSUs are convertible into ordinary shares in September 2013; and (v) 2,500 RSUs are convertible into ordinary shares in January 2014.

(6)
Ms. Peretz was granted currently exercisable options to purchase 4,792 ordinary shares, exercisable under the following terms: (i) options to purchase 625 ordinary shares at $20.00 per share, which expire in December 2015; and (ii) options to purchase 4,167 ordinary shares at $10.16 per share, which expire in August 2019. In addition, Ms. Peretz was granted options to purchase 2,084 ordinary shares exercisable as of August 2012, at $10.16 per share, which expire in August 2019. Ms. Peretz was also granted RSUs, of which: (i) 10,000 RSUs are immediately convertible into ordinary shares; (ii) 1,667 RSUs are convertible into ordinary shares in May 2012; (iii) 1,389 RSUs are convertible into ordinary shares in July 2012; (iv) 1,666 RSUs are convertible into ordinary shares in May 2013; (v) 1,389 RSUs are convertible into ordinary shares in July 2013; and (vi) 1,667 RSUs are convertible into ordinary shares in May 2014.

Arrangements Involving the Issuance of BluePhoenix’s Shares or Grant of Options to Purchase Shares

In 1996, we adopted two option plans. One of these option plans was terminated after all options granted under it had been exercised and the other 1996 plan was renamed the BluePhoenix 2003 Employee Share Option Plan. Pursuant to our 2003 Employee Share Option Plan, as amended, we reserved 1,050,000 ordinary shares for issuance to the directors, officers, consultants and employees of the Company and its subsidiaries. As of March 27, 2012, options to purchase 389,457ordinary shares are available for future award under the plan. The exercise price of the options granted under the 2003 option plan ranges from $4.48 to $42.00.

Our board of directors administers our 2003 option plan in accordance with the principle guidelines approved by the board. Under the 2003 option plan, as amended, options to purchase our ordinary shares may be granted to our and our subsidiaries’ directors, officers, consultants and employees. Our board of directors is empowered, among other things, to designate the grantees, dates of grant, the exercise price of the options and the terms of exercise of the options. Unless determined otherwise by the board, the options generally vest over a two or three-year period. Unvested options are forfeited shortly following termination of employment, unless otherwise agreed. Under the 2003 option plan, the grantee is responsible for all personal tax consequences of the grant and the exercise of the options. Each option granted under the 2003 option plan is exercisable during a term of ten years from the date of grant of the option. The 2003 option plan will expire on August 6, 2013, except as to options outstanding on that date.

In July 2007, we adopted an award plan, referred to as the 2007 Award Plan, under which our board of directors may grant conditional rights to receive BluePhoenix ordinary shares (RSUs) to our and our subsidiaries’ directors, officers, consultants and employees. Our board of directors approved the issuance of the shares under the 2007 Award Plan and award agreements. As of March 27, 2012, we granted 791,720 RSUs under the plan (excluding RSUs that were granted and canceled). Our board of directors administer the plan and is empowered, among other things, to designate the grantees, dates of grant and the terms of RSUs, including the vesting schedule, all of which in accordance with the principle guidelines approved by the board. Unvested RSUs are forfeited shortly following termination of employment, unless otherwise agreed. Under the 2007 Award Plan, the grantee is responsible for all personal tax consequences of the grant and the sale of the shares. The plan will expire in July 2017.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table presents information regarding the ownership of our ordinary shares at March 27, 2012 by each person known to us to be the beneficial owner of 5% or more of our ordinary shares. Options to purchase ordinary shares that are currently exercisable or exercisable within 60 days after the date of this report are deemed outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except where we indicated otherwise, we believe, based on information furnished by these owners, that the beneficial owners of our shares listed below have sole investment and voting power with respect to the shares.

Name and Address	Number of Ordinary Shares Owned	Percent of Total Shares(1)
Prescott Group Capital Management, LLC (2)	1,221,008	18.6%

Columbia Pacific Opportunity Fund, LP(3)	1,136,534	17.6%

Lake Union Capital Management, LLC(4)	710,942	11.0%

All directors and officers as a group (8 persons)(5)	64,960	1.0%
____________
(1)
Percentages in the above table are based on 6,461,783 ordinary shares outstanding as of March 27, 2012 and do not include 367,810 ordinary shares held by BluePhoenix. Pursuant to Israeli law, these shares do not confer upon BluePhoenix any voting rights.

(2)
Based on Amendment No. 3 to Schedule 13D filed by Prescott Group Capital Management, L.L.C. on December 16, 2011 Prescott Group Aggressive Small Cap, L.P. and Prescott Group Aggressive Small Cap II, L.P., referred to together, as the Small Cap Funds, beneficially own 1,214,341 ordinary shares (after giving effect to the one-for-four reverse split executed by us in December 2011). Additionally, the Small Cap Funds hold 6,667 ordinary shares following vesting of RSUs granted to them for the service of their executive as chairman of our board in 2011. The number of shares owned includes an aggregate of 102,343 ordinary shares underlying warrants exercisable within 60 days of the date thereof. Excluding such warrants, Prescott’s holdings constitute 17.3% of the ordinary shares outstanding as of March 27, 2012.

(3)
Based on Amendment No. 3 to Schedule 13G filed by Columbia Pacific Advisors, LLC on January 11, 2012. Messrs. Alexander B. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty serve as the managing members of Columbia Pacific Advisors, LLC, which is primarily responsible for all investment decisions regarding the portfolio of Columbia Pacific Opportunity Fund, L.P. The 1,136,534 ordinary shares owned by Columbia Pacific Advisors, LLC, are held in the portfolio of Columbia Pacific Opportunity Fund, L.P. Each of Columbia Pacific Opportunity Fund, L.P., Alexander B. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty disclaims beneficial ownership over the shares, except to the extent of his pecuniary interest therein.

(4)
Based on Amendment No. 4 to Schedule 13G filed on February 14, 2012, by Michael Self and Lake Union Capital Management, LLC, the voting power is shared by and between the two of them. Lake Union Capital Fund, LP has shared power to vote 560,942 ordinary shares of the 710,942 shares held by Lake Union Capital Management, LLC.

(5)	Includes options to purchase ordinary shares exercisable within 60 days of the date hereof and restricted share units vested within 60 days of the date hereof.

Our previous major shareholders as reported in our annual reports for the fiscal years 2010, 2009 and 2008 include (i) Allianz Global Investors Management Partners LLC which held 335,369 of our ordinary shares as of March 27, 2009 constituting 6.4% of our then outstanding ordinary shares; (ii) Systematic Financial Management, L.P., which held 297,808 of our ordinary shares as of March 26, 2008 constituting 5.8% of our then outstanding ordinary shares; (iii) Gilder, Gagnon, Howe & Co. LLC, which held 638,755 of our ordinary shares as of March 26, 2008 constituting 12.5% of our then outstanding ordinary shares; and (iv) Arik Kilman, who held 355,622 of our ordinary shares as of March 20, 2011, constituting 5.7% of our then outstanding ordinary shares.

All of our ordinary shares have equal voting rights. Under our two buy-back programs (as described in “Item 5.B. Liquidity and Capital Resources” above), two of our subsidiaries purchased ordinary shares, and as of March 27, 2012, BluePhoenix holds 367,810 of our ordinary shares. Under applicable Israeli law, so long as the shares are held by BluePhoenix, they do not confer upon their holder any rights.

As of April 2, 2012, there were 8 record holders of our ordinary shares. Of these record holders, 7 holders had mailing addresses in the United States owning an aggregate 98% of our outstanding ordinary shares.

B.	Related Party Transactions

Transaction with our Three Major Shareholders

In March 2012, we entered into a transaction with our three major shareholders. The closing of the transaction is subject to certain conditions, including shareholder approval and our lenders' approval. For additional information about this transaction, see "Item 5.B. Liquidity and Capital Resources-How We Have Financed our Business-Agreements with our Three Major Shareholders."

Indemnification of Office Holders

Since July 2003, we grant to our office holders’ indemnification letters covering acts performed in their capacity as office holders or employees of our company. In December 2011, our shareholders approved an amendment to those indemnification letters previously amended in 2005, following an additional amendment to the Companies Law. Pursuant to the amended indemnification letters, we undertake to indemnify each office holder to the maximum extent permitted by law in respect of the following for any act or omission taken or made by the office holder in his or her capacity as an office holder of our company:

a)	any financial obligation imposed on the office holder in favor of another person by a court judgment, including a settlement or an arbitrator’s award approved by court;

b)
all reasonable litigation expenses, including attorney’s fees, expended by the office holder as a result of an investigation or proceeding instituted against the office holder by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder and either (a) concluded without the imposition of any financial liability in lieu of criminal proceedings; or (b) concluded with the imposition of a financial liability in lieu of criminal proceeding but relates to a criminal offense that does not require proof of mens rea (criminal intent) or in connection with financial sanction (the phrases “proceeding that has ended without the filing of an indictment” and “financial obligation in lieu of a criminal proceeding” shall have the meanings ascribed to such phrases in Section 260(a)(1a) of the Companies Law);

c)
expenses, including reasonable litigation expenses and legal fees, incurred by an office holder as a result of a proceeding instituted against such office holder in relation to (i) infringements that may impose financial sanction pursuant to the provisions of Chapter H’3 of the Securities Law; or (ii) administrative infringements pursuant to the provisions of Chapter H’4 of the Securities Law; or (iii) infringements pursuant to the provisions of Chapter I’1 of the Securities Law;

d)
all reasonable litigation expenses, including attorney’s fees, expended by the office holder or charged to him or her by a court in a proceeding instituted against the office holder by us or on our behalf or by another person, or in any criminal proceedings in which the office holder is acquitted, or in any criminal proceedings of a crime that does not require proof of mens rea (criminal intent) in which the office holder is convicted;

e)	payments to an injured party of infringement under Section 52(54)(a)(1)(a) of the Securities Law.

Subject to the provisions of the Companies Law and the Securities Law, we may undertake to indemnify an office holder, in advance, with respect to (i) financial obligations as specified under paragraph (a) above, provided, that the undertaking is limited to categories of events which, in the opinion of our board of directors can be foreseen, based on the company’s actual activities at the time the undertaking to indemnify is given, and in amounts set by our board of directors as reasonable; and (ii) expenses, fees and payments as specified in paragraphs (b) - (e) above. Subject to the provisions of the Companies Law and the Securities Law, we may also undertake to indemnify an office holder retroactively for expenses, fees and payments as specified above.

The indemnification also applies to any action taken by the office holder in respect of an act performed in his or her capacity as an office holder or an employee of one of our subsidiaries or as a director or observer at board of directors’ meetings of one of our affiliates. Our undertaking for indemnification is limited to up to 50% of our net assets, measured in accordance with our balance sheet published as of the end of the last fiscal year prior to the time that notice of the claim for indemnification is submitted to us.

Our undertaking for indemnification does not apply to a liability incurred as a result of any of the following:

•
a breach by the office holder of his or her duty of loyalty, unless, to the extent permitted by law, the office holder acted in good faith and had reasonable cause to assume that such act would not prejudice the interests of our company;

•	a willful or reckless breach by the office holder of his or her duty of care, unless such breach was solely due to negligence;

•	an action taken or not taken with the intent of unlawfully realizing personal gain;

•	a fine, civil fine, financial sanction or levied imposed on the office holder for an offense; and

•	a counterclaim made by us in connection with a claim against us filed by the office holder.

In addition, we may not indemnify any office holder for a proceeding instituted against such office holder pursuant to the provisions of Chapter H’3, H’4 and I’1 of the Securities Law.

Our undertaking for indemnification is limited to such events specified in the indemnification letter and determined by our board of directors to be foreseeable in light of the company’s operations.

Exemption of Office Holders from Liability

Pursuant to our current letter of indemnification granted to our directors and officers, as previously approved by shareholders, we exempt our directors and officers, to the fullest extent permitted by law, from any responsibility or liability for damages caused as a result of a breach of such person's duty of care to us or our subsidiaries, subject to certain exceptions where the exemption from liability is prohibited.

In connection with the transaction with the three shareholders, our audit committee and board of directors have recently approved the release of our officers and directors (subject to shareholder approval with respect to the directors), from any and all liabilities, costs, payments and obligations whatsoever, arising in connection with the loan agreements entered into between us and third parties, the sale of AppBuilder and the transaction with the three shareholders, as well as the indemnification of our directors and officers in respect thereof, to the fullest extent permitted under our standard indemnification letter.

Office Holders Insurance

We procured an insurance policy covering our directors’ and officers’ liability, as well as a run-off policy for seven years for former directors and officers of our former subsidiary, Mainsoft Corporation. Our subsidiaries participate in the premium payments of the insurance, on a proportional basis. The total premium we paid during 2011 was $127,840.

C.	Interests of Expert and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

Legal Proceedings

We are not involved in any proceedings in which any of our directors, members of our senior management or any of our affiliates is either a party adverse to us or to our subsidiaries or has a material interest adverse to us or to our subsidiaries, neither we are involved in any material legal proceedings, except as described below.

In the beginning of 2012, we received a demand from a financial institution and other lenders in connection with a loan agreement we entered into with the financial institution and the other lenders, referred to collectively as the lenders, pursuant to which we borrowed from the lenders $5 million, due in May 2012. The lenders demanded acceleration and immediate repayment of the loans extended to us, claiming that an event of default occurred under the loan agreement when we sold the AppBuilder technology in December 2011 without their prior approval.  We disagree with the lenders’ assertions in the demand letter and the subsequent demand letters that followed the initial demand.  We responded and rejected these demands made by the lenders and we plan to vigorously defend any lawsuit that may be filed in connection with the alleged default and any other claims arising out of the dispute. In March 2012, we entered into an agreement for assignment f the loan agreement to our three major shareholders, subject to shareholder approval and other conditions to closing. For more information about the loan and the assignment, see "Item 5.B. Liquidity and Capital Resources-How We Have Financed our Business-Agreements with our Three Major Shareholders."

In May 2011, the Tel-Aviv-Jaffa District Court dismissed the claim filed against us, in June 2003, by a former Liraz shareholder. The plaintiff applied to the court in order to approve the claim which was related to the acquisition of Liraz shares, as a class action. The claim was dismissed after a long period where the plaintiff has not made any action to proceed with the claim.

In June 2011, we were omitted (by a mutual consent) from a statement of claim filed in January 2010, by the temporary liquidator of Danshir group, a group of companies affiliated to DSKnowledge Ltd.

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

B.	Significant Changes

Except as otherwise disclosed in this annual report, there has been no material change in our financial position since December 31, 2011.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

The following table shows the high and low closing price for our ordinary shares on the NASDAQ Global Market for the periods indicated.

Calendar Period	Closing Price Per Share In US$
	High	Low
Annual
2007	85.96	23.76
2008	82.65	5.60
2009	15.40	6.48
2010	11.76	4.80
2011	10.00	2.01
Fiscal Quarters
2010
First Quarter	11.76	9.20
Second Quarter	10.28	4.88
Third Quarter	9.40	4.80
Fourth Quarter	9.28	7.20
2011
First Quarter	10.00	6.78
Second Quarter	7.72	4.04
Third Quarter	4.84	2.01
Fourth Quarter	3.24	2.20
2012
First Quarter	3.02	1.26
Most Recent Six Months
October 2011	3.24	2.20
November 2011	3.20	2.68
December 2011	3.02	2.72
2012
January 2012	3.02	2.45
February 2012	2.64	2.22
March 2012	2.13	1.26
April 2012 (through April 13)	1.59	1.25

The following table shows the high and low closing price for our ordinary shares on the TASE for the periods indicated.

Calendar Period	Closing Price Per Share In US$
	High	Low
Annual
2007	342.18	102.80
2008	299.44	21.01
2009	56.98	28.30
2010	43.98	17.99
2011	36.63	8.11
Fiscal Quarters
2010
First Quarter	43.98	36.09
Second Quarter	36.97	18.61
Third Quarter	34.41	17.99
Fourth Quarter	33.15	25.92
2011
First Quarter	36.63	24.75
Second Quarter	26.73	13.61
Third Quarter	16.48	8.26
Fourth Quarter	12.49	8.11
2012
First Quarter	12.50	4.68
Most Recent Six Months
October 2011	12.49	8.11
November 2011	11.62	9.54
December 2011	11.14	9.70
2012
January 2012	12.50	9.10
February 2012	9.37	7.90
March 2012	8.17	4.68
April 2012 (through April 12)	5.82	4.71

B.	Plan of Distribution

Not applicable.

C.	Markets

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

We must hold an annual general meeting once a year with a maximum period of fifteen months between the meetings. All other meetings of shareholders other than annual general meetings are considered special general meetings. Our board of directors may, whenever it decides it is appropriate, and shall, within 21 days after receiving a written demand from one director or from one or more shareholders representing at least 10% of the outstanding share capital and 1% of the voting power, call a special general meeting. The quorum required for a general meeting of shareholders consists of two or more holders present in person or by proxy, who hold or represent at least 35% of the voting power. A meeting adjourned for a lack of a quorum generally is adjourned to the same day in the following week at the same time and place or to another later time if such time is specified in the original notice convening the general meeting or if we give notice to the shareholders of another time at least 72 hours before the date fixed for the adjourned meeting. At the reconvened meeting, if a quorum is not present within half an hour from the time appointed for holding the meeting, the required quorum will consist of two shareholders present in person or by proxy.

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

Anti-Takeover Provisions; Mergers and Acquisitions under Israeli Law

Mergers

The Companies Law includes provisions that allow a merger transaction and generally requires that each company that is party to a merger approve the transaction by its board of directors and a vote of the majority of its shares voting on the proposed merger at a shareholders’ meeting called on at least 21 days’ prior notice. In determining whether a majority has approved the merger, shares held by the other party to the merger or any person holding at least 25% of the other party to the merger are excluded from the vote. The Companies Law does not require court approval of a merger other than in specified situations. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least (i) 30 days have passed from the date of the merger approval by the shareholders of each of the merging companies; and (ii) 50 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli registrar of companies.

Tender Offers

The Companies Law also provides that an acquisition of shares of a public company on the open market must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company. The rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder, unless there is a shareholder holding at least 45% interest in the company. These rules do not apply if the acquisition is made by way of a merger as opposed to a tender offer. Regulations adopted under the Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the law in the country in which the shares are traded, including the rules and regulations of the stock exchange on which the shares are traded, there is either a limitation on acquisition of any level of control of the company, or the acquisition of any level of control requires the purchaser to do so by means of a tender offer to the public. The Companies Law also provides (subject to certain exceptions with respect to shareholders who held more than 90% of a company’s shares or of a class of shares as of February 1, 2000) that if following any acquisition of shares, the acquirer holds 90% or more of the company’s shares or of a class of shares, the acquisition must be made by means of a tender offer for all the target company’s shares or all the shares of the class, as applicable. An acquirer who wishes to eliminate all minority shareholders must do so by way of a tender offer and acquire 95% of all shares not held by or for the benefit of the acquirer before the acquisition. If, however, the tender offer to acquire 95% is not successful, the acquirer may not acquire shares tendered if by doing so the acquirer would own more than 90% of the shares of the target company.

C.	Material Contracts

We consider the $5 million loan agreement, as well as the assignment agreement, the amended loan agreement and the bridge loan agreement entered into between us and our three major shareholders, as material contracts. For a summary of the terms of these agreements, see “Item 5.B. Liquidity and Capital Resources-How We Have Financed our Business- $5 million Loan by a Third Party," and "-Agreements with our Three Major Shareholders.”

 In addition, we entered into loan agreements with four commercial banks in Israel, Bank Discount Le’Israel Ltd., Bank Ha’Poalim Ltd., the First International Bank Ltd. and Bank Leumi Le’Israel Ltd.  As of March 27, 2012, the aggregate amount outstanding under the credit facilities with these banks was $5.3 million, of which $618,000 bears interest at a rate of LIBOR plus 3.3%; $1.2 million bears interest at a rate of LIBOR plus 3.45%; $300,000 bear interest at a rate of LIBOR plus 5.0%; $2. 5 million bears interest at a rate of LIBOR plus 5.15%; $500,000 bear interest at a rate of LIBOR plus 6.7%; and $250,000 bears interest at a rate of LIBOR plus 6%. For more information about our credit facilities with the banks, see “Item 5.B. Liquidity and Capital Resources-How We Have Financed Our Business-Credit Facilities with Banks.”

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

Taxes Applicable to Dividends

Nonresidents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% or 15% for dividends or income generated by an approved enterprise, which tax will be withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

However, the tax rate on dividends paid to a “substantial shareholder” (which is someone who alone, or together with another person, holds, directly or indirectly, at least 10% in one or all of any of the means of control in the corporation) is 30%.

Under Israeli tax law, a distribution of dividends from income attributable to an Approved Enterprise will be subject to tax in Israel at the rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years (but the 12-year limitation does not apply to a Foreign Investors Company). Any distribution of dividends from income that is not attributable to an Approved Enterprise after January 1, 2006, will be subject to withholding tax in Israel at the rate of 25% or 30%, as described above.

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

•	an individual citizen or resident of the United States for U.S. federal income tax purposes;
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

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s individual circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers or who own, directly, indirectly or constructively, 10% or more (by voting power) of our outstanding voting shares, U.S. holders holding the ordinary shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, insurance companies, financial service companies, real estate investment trusts, regulated investment trusts, grantor trusts, corporations, certain former citizens and long-term residents of the United States, tax-exempt organizations, financial institutions, persons who acquired their ordinary shares upon the exercise of employee stock options or otherwise as compensation, and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws to a U.S. holder is not discussed below.

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

Dividends paid by us in NIS will generally be included in the income of U.S. holders at the dollar amount of the dividend (including any non-U.S. taxes withheld therefrom) based upon the spot exchange rate in effect on the date the distribution is included in income. U.S. holders will have a tax basis in NIS for U.S. federal income tax purposes equal to such dollar value. Any subsequent gain or loss in respect of NIS arising from exchange rate fluctuations generally will be taxable as U.S. source ordinary income or loss.

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

Tax Consequences If We Are a Passive Foreign Investment Company

We will be a passive foreign investment company, or PFIC, for a taxable year if either (1) 75% or more of our gross income in the taxable year is passive income or (2) 50% or more of the value, determined on the basis of a quarterly average, of our assets in the taxable year produce, or are held for the production of, passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s gross income. We believe that in 2011 we were not a PFIC and currently we expect that we will not be a PFIC in 2012. However, PFIC status is determined as of the end of each taxable year and is dependent on a number of factors, including our income, assets and the value of our ordinary shares. Therefore, there can be no assurance that we will not become a PFIC for the current fiscal year ending December 31, 2012 or in any future taxable year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year.

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

•
A U.S. holder making neither the QEF election nor the mark-to-market election is subject to the “excess distribution” regime. Under this regime, “excess distributions” are subject to special tax rules. An excess distribution is either (1) a distribution with respect to ordinary shares that is greater than 125% of the average distributions received by the U.S. holder from us over the shorter of either the preceding three years or such U.S. holder’s holding period for our ordinary shares or (2) the gain from the disposition of our ordinary shares (including gain deemed recognized if the ordinary shares are used as security for a loan).

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

As of December 31, 2011, we had approximately $6.0 million outstanding loans to banks.

Fluctuations in foreign currency exchange rates, such as euro or NIS versus the dollar may have a negative impact on our operating results and financial condition. Exposure relating to these exchange rates is recorded under the financial expenses line item of our consolidated statements of operations. Accordingly, financial expenses may fluctuate significantly from quarter to quarter.

The table below details the balance sheet main currency exposure. The details are provided by currency, as of December 31, 2011 (at fair value):

	Euro	British Pound	New Israeli Shekel	Danish Kroner	USD	Other	Total

Accounts Receivables	(3)%	4%	45%	1%	50%	3%	100%
Accounts Payables	9%	12%	43%	7%	25%	4%	100%

* Less than 1%.

We also have market risk exposure to changes in interest rates on our loans from banks. The majority of our loans is stated in U.S. dollars and has variable interest rates in order to reduce the risks associated with interest rate fluctuation. The book value of these liabilities approximates their fair value as of December 31, 2011. For each 1% upward shift in the LIBOR rate our yearly interest payments will increase by approximately by $52,000 in 2012 and $37,000 in 2013.

Our liabilities, the interest rate they bear and their repayment schedule by currency as of December 31, 2011, are set forth in the table below in U.S. Dollars equivalent terms:

	Total amount	Interest rate	2012	2013	2014	2015 and thereafter
	US $ in thousands
Short-term debt: Variable rate (US$):
Loan from bank	1,000	Libor + 5.15%	1,000	-	-	-
Loan from bank	250	Libor + 6.70%	250	-	-	-
Loan from bank	706	Libor + 3.45%	706	-	-	-
Loan from bank	270	Libor +5.00%	270	-	-	-
Fixed Rate (US$):
Other	4,718	3.25%	4,718	-	-	-
Fixed Rate (Euro):
Bank credit	9		9	-	-	-
Bank credit	30	0.35%	30
Other	37	0.87%	37

Long-term debt:
Variable rate (US$):
Loan from bank	1,750	Libor + 5.15%		1,000	750	-
Loan from bank	752	Libor + 6.70%		752	-	-
Loan from bank	1,235	Libor + 3.45%		706	529	-
Fixed rate (Euro):
Other	208	0.87%		37	37	134
	10,965		7,020	2,495	1,316	134

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

P A R T   II

===========

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act) as of December 31, 2011. Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were; (i) designed to ensure that material information relating to us, including our consolidated subsidiaries, is accumulated and communicated to our management, including our chief executive officer and chief financial officer, by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared; (ii) providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (iii) effective at the reasonable assurance level.

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

Our chief executive officer and chief financial officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, they used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our chief executive officer and chief financial officer have concluded that, as of December 31, 2011, our internal control over financial reporting is effective based on those criteria.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that all of the members of our audit committee, namely, Michael Chill, Maayan Naor and Doron Elhanani, are “audit committee financial experts” and are independent as defined by applicable SEC regulations.

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

Principal Accountant Fees and Services

BluePhoenix was billed for the following fees for professional services rendered by Ziv Haft independent registered certified public accountants (Isr.) and other BDO member firm, for the years ended December 31, 2011 and 2010:

	2011	2010
	($ in thousands)
Audit Fees	110	145
Audit-Related Fees	3	9
Tax Fees	71	165
Total	$184	$319

The audit fees for the years ended December 31, 2011 and 2010 were for professional services rendered for the audits of our annual consolidated financial statements, certain procedures regarding our quarterly financial results filed on form 64, statutory audits of BluePhoenix and its subsidiaries, and consents.

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

==========

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.

1.1	English translation of the Memorandum of Association as amended on July 23, 2003 and December 30, 2009 (4)
1.2	Articles of Association as amended on December 30, 2009, September 6, 2011 and December 22, 2011*
4.1	Form of Ordinary Shares Purchase Warrant dated as of November 21, 2007(1)
4.2	Securities Purchase Agreement dated as of October 14, 2009, among the Registrant and the purchasers identified therein (2)
4.3	Form of Ordinary Shares Purchase Warrant dated as of October 14, 2009 (2)
4.4	Registration Rights Agreement dated as of October 14, 2009, among the Registrant and the purchasers signatory thereto (2)
4.5	Share Exchange Agreement dated October 13, 2002 among the Registrant, Formula Systems (1985), Arie Kilman and other shareholder of Liraz Systems Ltd. (3)
4.6	Form of Indemnification Letter dated October 11, 2011 between the Registrant and its office holders *
4.7
BluePhoenix 2003 Employee Share Option Plan (previously known as the Crystal 1996 Employee Share Option Plan), as amended on January 28, 1997, December 5, 1999, December 18, 2000, December 26, 2000, August 6, 2003, December 30, 2004 and February 21, 2010 (4)

Exhibit No.

4.8	The 2007 Award Plan adopted by the Registrant on July 8, 2007, as amended on July 24, 2011 and on April 9, 2012 *
4.9	Letter of Undertaking dated May 1, 2011 signed by the Registrant in favor of the First International Bank Ltd. (5) *
4.10	Amendment to Letter of Undertaking dated December 13, 2011 signed by the Registrant in favor of the First International Bank Ltd. (5) *
4.11	Letter of Undertaking dated May 1, 2011 signed by the Registrant in favor of Bank Leumi Le’Israel Ltd. (5) *
4.12	Amendment to Letter of Undertaking dated December 20, 2011 signed by the Registrant in favor of Bank Leumi Le’Israel Ltd. (5) *
4.13	Letter of Undertaking dated May 1, 2011signed by the Registrant in favor of Bank Discount Le’Israel Ltd. (5) *
4.14	Amendment to Letter of Undertaking dated December 20, 2011 signed by the Registrant in favor of Bank Discount Le’Israel Ltd. (5) *
4.15	Letter of Undertaking dated May 1, 2011 signed by the Registrant in favor of Hapoalim Bank Ltd. (5) *
4.16	Amendment to Letter of Undertaking dated December 20, 2011 signed by the Registrant in favor of Hapoalim Bank Ltd. (5) *
4.17	Loan Agreement dated April 18, 2011, among the Registrant and the lenders signatory thereto *
4.18	Amendment of Loan Agreement dated May 4, 2011, among the Registrant and the lenders signatory thereto *
4.19
Assignment Agreement dated March 19, 2012, among the Registrant, the lenders signatory thereto, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP *

4.20	Amendment of Loan Agreement dated March 19, 2012, among the Registrant, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP *
4.21	Registration Rights Agreement dated March 19, 2012, among the Registrant, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP *
4.22	Loan Agreement dated March 19, 2012, among the Registrant, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP *

Exhibit No.

8.1	List of Subsidiaries*
12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act*
12.2	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act*
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act*
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act*
15	Consent of Ziv Haft registered certified public accountants (Isr.) BDO member firm*
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

(5) English translation from the Hebrew language.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BLUEPHOENIX SOLUTIONS LTD.
(Registrant)

By: /s/ Nir Peles Nir Peles Chief Financial Officer

Date: April 17, 2012

EXHIBIT INDEX

Exhibit No.

1.1	English translation of the Memorandum of Association as amended on July 23, 2003 and December 30, 2009 (4)
1.2	Articles of Association as amended on December 30, 2009, September 6, 2011 and December 22, 2011*
4.1	Form of Ordinary Shares Purchase Warrant dated as of November 21, 2007(1)
4.2	Securities Purchase Agreement dated as of October 14, 2009, among the Registrant and the purchasers identified therein (2)
4.3	Form of Ordinary Shares Purchase Warrant dated as of October 14, 2009 (2)
4.4	Registration Rights Agreement dated as of October 14, 2009, among the Registrant and the purchasers signatory thereto (2)
4.5	Share Exchange Agreement dated October 13, 2002 among the Registrant, Formula Systems (1985), Arie Kilman and other shareholder of Liraz Systems Ltd. (3)
4.6	Form of Indemnification Letter dated October 11, 2011 between the Registrant and its office holders *
4.7
BluePhoenix 2003 Employee Share Option Plan (previously known as the Crystal 1996 Employee Share Option Plan), as amended on January 28, 1997, December 5, 1999, December 18, 2000, December 26, 2000, August 6, 2003, December 30, 2004 and February 21, 2010 (4)

4.8	The 2007 Award Plan adopted by the Registrant on July 8, 2007, as amended on July 24, 2011 and on April 9, 2012 *
4.9	Letter of Undertaking dated May 1, 2011 signed by the Registrant in favor of the First International Bank Ltd. (5) *
4.10	Amendment to Letter of Undertaking dated December 13, 2011 signed by the Registrant in favor of the First International Bank Ltd. (5) *
4.11	Letter of Undertaking dated May 1, 2011 signed by the Registrant in favor of Bank Leumi Le’Israel Ltd. (5) *
4.12	Amendment to Letter of Undertaking dated December 20, 2011 signed by the Registrant in favor of Bank Leumi Le’Israel Ltd. (5) *

Exhibit No.

4.13	Letter of Undertaking dated May 1, 2011signed by the Registrant in favor of Bank Discount Le’Israel Ltd. (5) *
4.14	Amendment to Letter of Undertaking dated December 20, 2011 signed by the Registrant in favor of Bank Discount Le’Israel Ltd. (5) *
4.15	Letter of Undertaking dated May 1, 2011 signed by the Registrant in favor of Hapoalim Bank Ltd. (5) *
4.16	Amendment to Letter of Undertaking dated December 20, 2011 signed by the Registrant in favor of Hapoalim Bank Ltd. (5) *
4.17	Loan Agreement dated April 18, 2011, among the Registrant and the lenders signatory thereto *
4.18	Amendment of Loan Agreement dated May 4, 2011, among the Registrant and the lenders signatory thereto *
4.19
Assignment Agreement dated March 19, 2012, among the Registrant, the lenders signatory thereto, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP *

4.20	Amendment of Loan Agreement dated March 19, 2012, among the Registrant, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP *
4.21	Registration Rights Agreement dated March 19, 2012, among the Registrant, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP *
4.22	Loan Agreement dated March 19, 2012, among the Registrant, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP *
8.1	List of Subsidiaries*
12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act*
12.2	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act*
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act*
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act*
15	Consent of Ziv Haft registered certified public accountants (Isr.) BDO member firm*
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

(5) English translation from the Hebrew language.

BLUEPHOENIX SOLUTIONS LTD.
2011 Annual Report

BLUEPHOENIX SOLUTIONS LTD.
2010 CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars ($).
______________________
_____________
______

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

BLUEPHOENIX SOLUTIONS LTD.

We have audited the accompanying consolidated balance sheets of BluePhoenix Solutions Ltd. (the “Company”) and its subsidiaries as of December 31, 2011 and 2010 and the related consolidated statements of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2011 and 2010, and the related consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Tel Aviv, Israel
April 17, 2012

Ziv Haft Certified Public Accountants (Isr.) BDO Member Firm

BLUEPHOENIX SOLUTIONS LTD.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2011	2010
	(in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3,997	$12,295
Trade accounts receivable, net (Note 12A1)	7,675	16,583
Other current assets (Note 12A2)	1,041	2,337
Total current assets	12,713	31,215

LONG TERM ASSETS:
Restricted deposit
Long- term receivables	-	445
Property and equipment, net (Note 4)	1,021	1,396
Goodwill (Note 5)	14,238	36,969
Intangible assets and other, net (Note 6)	3,000	8,974
Total long term assets	21,687	47,784
Total assets	$34,400	$78,999

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term bank credit (Note 8)	$6,983	$14,363
Accounts payable and accruals:
Trade	3,403	5,129
Deferred revenue	739	4,472
Other (Note 12A3)	3,272	6,604
Total current liabilities	14,397	30,568

LONG-TERM LIABILITIES:
Accrued severance pay, net (Note 7)	410	1,284
Loans from banks and others (Note 8)	3,945	266
Derivatives liabilities - warrants	53	839
Total long-term liabilities	4,408	2,389

Total liabilities	18,805	32,957

COMMITMENTS AND CONTINGENCIES (Note 9)
Equity (Note 10):
Share capital - ordinary shares of NIS 0.04 par value (authorized: December 31, 2011 and December 31, 2010 10,000,000 shares ; issued: December 31, 2011 – 6,678,713 shares; December 31, 2010 – 6,398,588 shares)	56	52
Additional paid-in capital	126,544	126,901
Accumulated other comprehensive loss	(1,537)	(1,537)
Accumulated deficit	(100,764)	(68,388)
Treasury shares - December 31, 2011 367,810 December 31, 2010 468,540 shares	(9,455)	(12,044)
BluePhoenix Shareholders’ Equity	14,844	44,984
Noncontrolling interest	751	1,058
Total equity	15,595	46,042

Total liabilities and equity	$34,400	$78,999

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2011	2010	2009
	(in thousands, except per share data)
Revenues (Note 12B1):
Services	$36,616	$49,184	$70,942
Products	2,909	7,936	6,836
Total revenues	39,525	57,120	77,778

Cost of revenues:
Services	31,060	41,836	44,486
Products	279	376	399
Total cost of revenues	31,339	42,212	44,885

Gross profit	8,186	14,908	32,893

Research and development costs	4,216	6,692	11,420
Selling, general, and administrative expenses	17,973	28,574	30,406
Goodwill impairment	9,632	13,185	5,670
Loss on sale of subsidiary and Appbuilder	4,063	3,989	-
Operating loss	(27,698)	(37,532)	(14,603)
Financial expenses, net (Note 12B3)	1,306	750	779
Loss before provision(benefit) for income taxes	(29,004)	(38,282)	(15,382)
Provision (benefit) for income taxes (Note 11)	3,463	(133)	(117)
	(32,467)	(38,149)	(15,265)
Share in loss of affiliated company	-	-	(10)
Net income (loss) attributable to noncontrolling interests	91	(55)	(295)
Net loss	$(32,376)	$(38,204)	$(15,570)

Loss per share - basic and diluted:	$(5.26)	$(6.49)	$(2.90)

*Weighted average shares outstanding, basic and diluted	6,158	5,889	5,375

Net loss	$(32,376)	$(38,204)	$(15,570)

*Giving retrospective effect to the reserve split see Note 10A1

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital
	Number of shares	Par value	Additional paid-in capital	Accumulated other comprehensive loss	Cost of Company shares held by subsidiaries	Retained earnings (Accumulated deficit)	Non controlling interest	Total
	(in thousands, except shares)

Balance at January 1, 2009	5,208,940	46	$129,827	(1,616)	(15,157)	(20,605)	827	93,322

Recognition of derivatives liabilities related to adoption of FASB ASC 815-40-15	-	-	(6,152)	-	-	5,991	-	(161)
Net loss	-	-	-	-	-	(15,570)	295	(15,275)
Unrealized loss on marketable securities	-	-	-	(103)	-	-	-	(103)
Reclassification adjustment to income on marketable securities	-	-	-	78	-	-	-	78
Total comprehensive loss	-	-	-	-	-	-	-	(15,300)
Stock-based compensation	-	-	2,031	-	-	-	-	2,031
Dividend to noncontrolling interest	-	-	-	-	-	-	(26)	(26)
Purchase of treasury stocks	(11,249)	*	-	-	(83)	-	-	(83)
Exercise of employees stock options and vested RSUs	63,578	*	6	-	-	-	-	6
Issuance of shares in connection with previously acquired subsidiaries	203,365	2	2,503	-	-	-	-	2,505
Issuance of shares, net	341,144	4	376	-	-	-	-	380
Balance at December 31, 2009	5,805,778	$52	$128,591	$(1,641)	$(15,240)	$(30,184)	$1,096	$82,674

Net loss	-	-	-	-	-	(38,204)	55	(38,149)
Reclassification adjustment to income on marketable securities	-	-	-	104	-	-	-	104
Total comprehensive loss								(38,045)
Stock-based compensation	-	-	1,506	-	-	-	-	1,506
Dividend to noncontrolling interest	-	-	-	-	-	-	(93)	(93)
Vested RSUs	124,270	-	(3,196)	-	3,196	-	-	-
Balance at December 31, 2010	5,930,048	$52	$126,901	$(1,537)	$(12,044)	$(68,388)	$1,058	$46,042

Net loss	-	-	-	-	-	(32,376)	(91)	(32,467)
Total comprehensive loss	-	-	-	-	-	-	-	(32,467)
Stock-based compensation	-	-	1,208	-	-	-	-	1,208
Dividend to noncontrolling interest	-	-	-	-	-	-	(216)	(216)
Issuance of shares	169,000	4	1,024	-	-	-	-	1,028
Vested RSUs	211,930	-	(2,589)	-	2,589	-	-	-
Balance at December 31, 2011	6,310,903	$56	$126,544	$(1,537)	$(9,455)	$(100,764)	$751	$15,595

*           Less than $1 thousand.

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2011	2010	2009
	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(32,467)	$(38,149)	$(15,275)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Share in earnings of affiliated companies, net dividend received	-	-	10
Depreciation and amortization	4,332	7,805	8,894
Goodwill impairment	9,632	13,185	5,670
Decrease in accrued severance pay, net	(874)	(24)	(572)
Loss on sale of property and equipment	18	-	-
Stock - based compensation	1,208	1,506	2,031
Change in fair value of warrants and discount amortization	(45)	(1,574)	(1,514)
Loss on sale of subsidiary and Appbuilder	4,063	3,989	-
Deferred income taxes(benefit)	2,791	(87)	(493)
Changes in operating assets and liabilities:
Reclassification adjustment to income on marketable securities	-	104	78
Decrease in trade receivables, net	5,780	6,990	3,017
Decrease in other current assets	948	442	568
Increase (decrease) in trade payables	(1,723)	(858)	981
Decrease in other accounts payable and deferred revenues	(2,052)	(945)	(2,429)
Net cash provided by (used in) operating activities	(8,389)	(7,616)	966

CASH FLOWS FROM INVESTING ACTIVITIES:
Restricted cash	(3,428)	-	-
Purchase of property and equipment	(301)	(358)	(589)
Proceeds from sale of property and equipment	32	-	-
Proceeds from sale of marketable securities	-	107	192
Additional consideration for previously acquired subsidiaries and activities	(1,163)	(1,925)	(8,908)
Advance in investment of new activity	-	-	(93)
Proceeds from sale of subsidiary and Appbuilder (Appendix B)	8,586	1,234	-
Investment in newly-consolidated subsidiaries and purchase of newly-activity (Appendix A)	-	(702)	(2,454)
Net cash provided by (used in) investing activities	3,726	(1,644)	(11,852)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term bank credit, net	(2,156)	3,420	-
Repayment of long-term loans	(2,264)	(5,100)	(3,057)
Receipt of long-term loans	1,002	1,000	2,000
Dividend paid to noncontrolling interest	(216)	(93)	(26)
Purchase of treasury shares	-	-	(83)
Issuance of shares and warrants, net	-	-	4,066
Exercise of employee share options and warrants	-	-	6
Net cash provided by financing activities	(3,634)	(773)	2,906

NET DECREASE IN CASH AND CASH EQUIVALENTS	(8,298)	(10,033)	(7,980)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	12,295	22,328	30,308
CASH AND CASH EQUIVALENTS AT END OF YEAR	$3,997	$12,295	$22,328

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

	Year ended December 31,
	2011	2010	2009
	(in thousands)
Cash paid during the year for:
Income taxes	$348	$463	$347
Interest	$823	$1,195	$802

APPENDIX A - INVESTMENT IN NEWLY-CONSOLIDATED SUBSIDIARIES AND PURCHASE OF ACTIVITY:

	Year ended December 31,
	2011	2010	2009
	(in thousands)

Working capital, other than cash	-	-	$431
Property and equipment	-	-	-
Other intangible assets	-	-	(172)
Goodwill	-	(395)	(907)
Technology	-	-	(1,633)
Customer relations intangible asset	-	(307)	(257)
Non-current liabilities	-	-	84

Net cash used in acquisition	$-	$(702)	$(2,454)

APPENDIX B – PROCEEDS FROM SALE OF SUBSIDIARY AND APPBUILDER:

	Year ended December 31,
	2011	2010	2009
	(in thousands)

Working capital, other than cash	$(1,140)	$1,103	$-
Long term receivables	-	(445)
Investment in and loans to affiliated Company	-	147	-
Property and equipment	-	43	-
Intangible assets	470	2,143	-
Goodwill	13,099	2,232	-
Loss on sale of subsidiary and Appbuilder	(4,063)	(3,989)	-

Total	$8,366	$1,234	$-
Deferred consideration related to the ASNA's sale.	220	-	-
Total	$8,586	$1,234	$-

APPENDIX C - NON-CASH ACTIVITIES:

	Year ended December 31,
	2011	2010	2009
	(in thousands)

Investment in subsidiaries	$-	$4,746	$14,848
Conversion of convertible debentures	$-	$-	$67

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

The Company develops and markets software tools and provides consulting services for efficient modernization of legacy systems and cross-platform migration. The Company manages its business in various international markets through several entities, including its wholly-owned subsidiaries located in: USA, Russia, UK, Germany, Italy, Cyprus, Romania, and Israel.

2.	Accounting Principles: The consolidated financial statements are prepared in accordance with accounting principles generally accepted (“GAAP”) in the United States of America.

3.
Functional Currency:

The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar (“dollar”). In addition, a substantial portion of the Company’s revenues and costs are incurred in dollars. Thus, the functional and reporting currency of the Company is considered to be the dollar.  The functional currency of all subs is the US dollar therefore there is no unrealized gain/loss.

The Company follows FASB ASC Topic 830 “Foreign Currency Matters" ("ASC 830") and accordingly non monetary transactions denominated in currencies other than the dollar are measured and recorded in dollar at the exchange rates prevailing at transaction date. Monetary assets and liabilities denominated in currencies other than the dollar are translated at the exchange rate on the balance sheet date. Transaction  gain or losses on foreign currency translation are recorded in consolidated statement of operations.

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

C.    Cash and Cash Equivalents:

Cash equivalents are considered by the Company to be highly-liquid investments, including inter-alia, short-term deposits with banks, of which do not exceed matutiries of three months at the time of deposit and which are not restricted.

D.    Restricted Deposit:

As of December 31, 2011, the Company’s balance sheet includes $3.4 million of restricted deposit, which was used as temporary collateral for the Company’s Long term letters of credit. These funds were segregated from the Company’s operating cash.

E.    Allowance for Doubtful Accounts:

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

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

G.    Impairment of Long-Lived Assets:

The Company evaluates property and equipment and purchased intangible assets with finite lives for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flow and recognizes an impairment loss when the estimated undiscounted future cash flow expected to result from the use of the asset plus the net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. When the Company identifies an impairment, it reduces the carrying amount of the asset to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. During the years ending December 31, 2011, 2010 and 2009 no impairments have been identified.

H.    Goodwill and other purchased intangible assets:

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

 Intangible assets that are not considered to have an indefinite useful life are amortized using the straight-line basis over their estimated useful lives of between 5 to 12 years. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the assets is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset (see also Note 1G).

The Company performed goodwill impairment tests in 2011, 2010 and 2009. The goodwill impairment tests are conducted in two steps. In the first step, the Company determines the fair value of the reporting unit using expected future discounted cash flows and estimated terminal values. If the net book value of the reporting unit exceeds the fair value, the Company would then perform the second step of the impairment test which requires allocation of the reporting unit's fair value of all of its assets and liabilities in a manner similar to an acquisition cost allocation, with any residual fair value being allocated to goodwill. The implied fair value of the goodwill is then compared to the carrying value to determine impairment, if any.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

H.    Goodwill and other purchased intangible assets (Cont.):

The Company determines the fair value of a reporting unit using the Income Approach, which utilizes a discounted cash flow model, as it believes that this approach best approximates its fair value at this time. The Company has corroborated the fair values using the Market Approach. Judgments and assumptions related to revenue, gross profit, operating expenses, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. Additionally, the Company evaluated the reasonableness of the estimated fair value of its reporting unit by reconciling to its market capitalization. This reconciliation allowed the Company to consider market expectations in corroborating the reasonableness of the fair value of the reporting unit. Following such reconciliation the company found that there was no material difference (approximately 2.9%) between the fair value of the reporting unit and its market capitalization as of December 31, 2011.

The Company is one operating segment and one reporting unit related to its overall IT modernization. In 2009, 2010 and 2011, step one of the assessment resulted at the carrying value of the IT modernization reporting unit exceeds its fair value. As described in the preceding paragraphs, the second step was performed by allocating the reporting unit's fair value to all of its assets and liabilities, with any residual fair value being allocated to goodwill. The Company determined that the carrying value of goodwill should be impaired. As a result, the Company recorded a non-cash goodwill impairment charge of $5.7 million in 2009, $13.2 million in 2010 and $9.6 million in 2011.

In determining gain or loss on disposal of a portion of the Appbuilder technology the amount of goodwill that was included in that carrying amount of the disposed reporting unit was based on the relative fair values of the disposed of business and the portion of the reporting unit that was retained.

I.     Research and Development Costs:

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

The Company recognizes the estimated fair value of option-based awards and RSUs, net of estimated forfeitures, as stock-based compensation costs using the stright line method.

For the year ended December 31, 2011, 2010 and 2009 the Company recorded stock-based and RSUs compensation costs in the amount of $1,208, $1,506 and $2,031 thousand, respectively. On December 31, 2011, the total unrecognized stock-based and RSUs compensation costs amounted to $222 thousand, and are expected to be recognized over of the next 3 years.

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

On December 31, 2011 approximately $1.6 million (on December 31, 2010: $8.4 million) of the accounts receivable balance was unbilled due to the customers payment terms.

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

L.    Advertising Costs:

The Company expenses advertising costs as incurred. Advertising costs for the years ended December 31, 2011, 2010 and 2009 were $36, $94 and $291 thousand, respectively.

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

The Company adopted ASC Topic 740-10-05, Income Tax, , which provides guidance for recognizing and measuring uncertain tax positions, it prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions. The Company’s policy on classification of all interest and penalties related to unrecognized income tax positions, if any, is to present them as a component of income tax expense.

N.    Earnings (loss) Per Share:

Earnings (loss) per share (“EPS”) were computed in accordance with FASB ASC Topic 260, "Earnings Per Share" (ASC 260). ASC 260 requires the presentation of both basic and diluted EPS.

Basic net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year (fully vested RSUs), net of treasury shares. Diluted earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year (see also Note 12C). Since the Company incurred net loss during the periods presented, no diluted EPS was presented as all the dilutive potential ordinary shares were anti-dilutive.

O.    Financial Instruments:

1.	Concentration of credit risks:

Financial instruments that have the potential to expose the Company to credit risks are mainly cash and cash equivalents, bank deposit accounts, and trade receivables.

The Company holds cash and cash equivalents, and deposit accounts at large banks in Israel, the United States, and Europe, thereby substantially reducing the risk of loss.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

O.    Financial Instruments: (Cont.)

1.	Concentration of credit risks: (Cont.)

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

P.    Comprehensive Income:

Comprehensive income, net of related taxes where applicable, includes, only net income.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

Q.    Derivative Instruments:

The Company uses foreign currency options, forward exchange contracts to assist in managing financial risks in order to minimize the currency exposure on identifiable assets and liabilities in currencies other than the functional currency. The Company does not use derivative financial instruments for speculative purposes. These instruments are recognized at fair value, with all changes in fair value recorded in current period earnings, as these transactions have not been designated by management as hedging instruments. The net loss recognized in earnings during 2011, representing the derivative instruments was $323 thousand (in 2010 and 2009: loss of $288 thousand and $894 thousand ,respectively).

As of December 31, 2011 the Company do not have open forward and option exchange contracts. As of  December 31, 2010:  $6.7 million as notional amount.

The cash flows associated with the derivative are reflected as cash flows from operating activity in the statement of cash flows.

R.    Treasury Shares:

The Company repurchases its Ordinary shares from time to time on the open market and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders' equity.

When treasury shares are used as consideration for share based payment the reduction is based on average purchase cost.

S.    Transfers of Financial Assets:

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

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

S.    Transfers of Financial Assets: (Cont.)

In 2011 and 2010, the Company sold trade receivables to financial institution in a total amount of $9 millions and $24.7 million respectively, at an average annual rate of Libor plus 4% or Prime plus 1.5% as applicable (in 2010- average annual rate of Libor plus 3% or Prime plus 1.5% as applicable). Control and risk of those trade receivables were fully transferred and accounted for as a sale in accordance with ASC 860. The agreements, pursuant to which the Company sells its trade receivables, are structured such that the Company (i) transfers the proprietary rights in the receivable from the Company to the financial institution; (ii) legally isolates the receivable from the Company’s other assets, and presumptively puts the receivable beyond the legal reach of the Company and its creditors, even in bankruptcy or other receivership; (iii) confers on the financial institution the right to pledge or exchange the receivable; and (vi) eliminates the Company’s effective control over the receivable, in the sense that the Company is not entitled and shall not be obligated to repurchase the receivable other than in case of failure by the Company to fulfill its commercial obligation.

T.    Reclassifications:

Certain comparative figures have been reclassified to conform to the current year presentation.

U.    Derivative Liabilities - Warrants:

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

V.    Contingent Assets:

The company's accounting policy is  to recognize the contingent consideration in earnings only after the contingency is being  resolved  in accordance with ASC 450.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

W.     Recently Issued Accounting Pronouncements:

In December 2011, the Financial Accounting Standard Board (“FASB”) issued an accounting standard update which requires additional disclosures about the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein, with retrospective application required. The Company  believes that the adoption will not have a material impact on its consolidated financial statements.

In June 2011, the FASB amended its comprehensive income presentation guidance. The amendment requires entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. The guidance is effective for interim and annual periods beginning after December 15, 2011. In December 2011, the FASB indefinitely deferred certain provisions of this guidance to present certain reclassification adjustments into and out of accumulated other comprehensive income on a gross basis. The Company  believes that the adoption will not have a material impact on its consolidated financial statements.

In May 2011, the FASB amended its fair value measurements and disclosures guidance. The amendment clarifies the existing guidance and adds new disclosure requirements. The guidance is effective for interim and annual periods beginning after December 15, 2011. The Company  believes that the adoption will not have a material impact on its consolidated financial statements.

In September 2011, the FASB issued new accounting guidance intended to simplify goodwill impairment testing. The Company will be allowed to perform a qualitative assessment on goodwill impairment to determine whether a quantitative assessment is necessary. This guidance is effective for goodwill impairment tests performed in interim and annual periods for fiscal years beginning after December 15, 2011 with early adoption permitted. The Company  believes that the adoption will not have a material impact on its consolidated financial statements.

In December 2010, the FASB issued amendments to the disclosure of pro forma information for business combinations. These amendments were effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The amendments clarify the acquisition date that should be used for reporting the pro forma financial information disclosures when comparative financial statements are presented. The amendments also improve the usefulness of the pro forma revenue and earnings disclosures by requiring a description of the nature and amount of material, nonrecurring pro forma adjustments that are directly attributable to the business combination(s).

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Certain Transactions:

In order to enhance the Company’s solutions and services portfolio, the Company has been pursuing a strategy of adding new technologies to its suite of automated modernization tools. The Company implements this strategy via internal development of new software tools. The company focuses on improving its Legacy modernization tools.

A.      Sale of Appbuilder Technology:

In  December 2011, the Company  entered into an agreement with Magic Software Enterprises Ltd., pursuant to which we sold to Magic our AppBuilder technology along with a related customer base . The net consideration for the AppBuilder was $12.5 million, of which approximately $3.8 million was deposited in escrow. The escrow funds shall be released during 2012 and 2013 subject to the fulfillment of certain conditions and therefore as not recorded as an asset. As a result of the transaction, we recorded a loss of $4.1 million in 2011 that was recorded in operation income.

As part of the loss recognized from the sale, the company realized a goodwill amounted to – 13.1 million based on the relative fair value of the Appbuilder and the portion of the reported unit to be retained.

B.     Amalgamated Software North America (ASNA):

In December 2010, the Company sold itsholdings in ASNA, including the holding interest in a Spanish affiliated company, for a consideration of $2.0  million, $1.5 million of which were paid to us in December 2010 and the remaining $500,000 are payable in December 2012. In December 2011 the Company reached an agreement with the buyer pursuant to which the second payment of $500,000 was reduced to $420,000 and paid earlier in two installments, in December 2011 and January 2012, As a result of the sale in 2010, the Company recorded a loss of approximately of $4 million presented in operating income.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Certain Transactions (Cont.):

C.      Danshir:

In January 2010, the Company acquired from two Israeli companies, Danshir Software Ltd. and Danshir Tmurot Ltd., through the temporary receiver appointed to the activities by the Israeli court, certain business activities in the field of professional services in Israel. The activities specialized in customized software solutions in 4 main areas: ERP systems, business developments and applications, technology infrastructure and IT services. As part of the acquisition, a portion of Danshir's employees were moved into the Company, In consideration, the Company paid Danshir Software Ltd. and Danshir Tmurot Ltd. an amount of $796 thousand in cash out  of which $93 thousand  was paid in an advance in 2009.

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

D.      DSK:

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

As of December 31, 2011 no contingent consideration was paid as DSK didn’t reach to the agreed milestones.

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

E.      TIS:

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

Under the agreement, the Company paid to the selling shareholders an amount of $500 thousand and an additional amount of $700 thousand as a nonrefundable advance payment on account of contingent consideration described below. As part of the transaction, the Company undertook to pay the selling shareholders contingent consideration. Following a dispute with regard to the contingent consideration, and as part of the negotiated terms, the Company paid in 2009 $3,070 thousand to the former shareholders of TIS that was already recorded as a liability in 2008, and entered into a settlement agreement for dismissal of legal proceedings between the Company and the former shareholders of TIS regarding the final amount of contingent consideration owed related to the Company’s purchase of TIS. As part of the settlement, the parties agreed on mutual release of their respective claims and the former shareholders of TIS waived the rights to any future contingent consideration. Under the settlement agreement dated September 13, 2009, the Company paid the former shareholders of TIS contingent consideration of $1,057 thousand in January 2010 and $1,163 thousand in January 2011. In addition, the Company issued to the former shareholders of TIS 203,365 of its ordinary shares, NIS 0.04 par value per share, valued $2,505 thousand based on the closing settlement date. As a result, in 2008 and 2009 the Company assigned $3,070 thousand and $4,790 thousands respectively, to goodwill.

As to the sale of TIS in March 2012 -see Note 13B subsequent events.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Certain Transactions (Cont.):

F.       Unaudited Pro Forma Information:

The following unaudited pro forma summary presents information as if, the acquisition of DSK’s and Danshir's activities  had occurred as of January 1, 2009. The pro forma information, which is provided for informational purposes only, is based on historical information and does not necessarily reflect the results that would have occurred, not is it necessarily indicative of future results of operations of the consolidated entity.

Year ended December 31, 2009
(In thousands, except per share data)
(Unaudited)

Revenues	$82,214
Net loss attributable to BluePhoenix Shareholders	$(16,083)
Loss per share - basic and diluted	$(2.90)

Note 3 - Fair Value Measurement:

Items carried at fair value as of December 31,  2011 and 2010 are classified in the table below in one of the three categories described in  Note 1 O 2.

	Fair value measurements using input type
	December 31, 2011
	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$3,997	$-	$-	$3,997
Restricted cash	3,428	-	-	3,428
Derivatives liabilities - warrants	-	(53)	-	(53)
Goodwill *	-	-	14,238	14,238
	$7,425	$(53)	$14,238	$21,610

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 - Fair Value Measurement: (Cont.)

	Fair value measurements using input type
	December 31, 2010
	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$12,295	$-	$-	$12,295
Foreign currency and IRS derivatives, net	-	94	-	94
Derivatives liabilities - warrants	-	(839)	-	(839)
Goodwill *	-	-	36,969	36,969
	$12,295	$(745)	$36,969	$48,526

  * As to relevant inputs- see Note 1H

The following table summarizes the activity for those financial assets where fair value measurements are estimated utilizing Level 3 inputs.

	Year ended December 31,
	2011	2010
	(in thousands)

Carrying value as of January 1	$36,969	$51,990
Danshir's acquisition	-	963
Amount realized due the sale of Appbuilder (ASNA in 2010)	(13,099)	(2,232)
Goodwill impairment	(9,632)	(13,185)

Carrying value as of December 31	$14,238	$36,969

The Company's  financial instruments consist mainly of cash and cash equivalents current and non-current receivables, short-term credit, accounts payable and accruals, long-term loans .The fair value of the financial instruments included in working capital and non-current receivables approximates their carrying values. The fair value of long-term bank loans and also approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Property and Equipment, Net:

Composition of property and equipment, grouped by major classifications:

	December 31,
	2011	2010
	(in thousands)
Cost:
Computers and peripheral equipment	$10,155	$9,841
Office furniture and equipment	842	859
Leasehold improvements	534	537
Motor vehicles	204	416
	11,730	11,653
Accumulated Depreciation:
Computers and peripheral equipment	9,512	9,010
Office furniture and equipment	636	623
Leasehold improvements	457	392
Motor vehicles	104	232
	10,709	10,257

Depreciated cost	$1,021	$1,396

Depreciation expenses totaled $624, $803, and $968 thousand for the years ended December 31, 2011, 2010, and 2009, respectively.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 5 - Goodwill:

The change in the carrying amount of goodwill for the years ended December 31, 2011 and 2010 are as follows:

	2011	2010
	(in thousands)
Balance as of January 1.
Goodwill	$69,152	$70,988
Accumulated impairment losses at the beginning of the period	(32,183)	(18,998)
	36,969	51,990
Goodwill acquired during the year	-	396
Goodwill related to sale of ASNA	-	(2,232)
Goodwill related to sale of Appbuilder	(13,099)	-
Goodwill impairment	(9,632)	(13,185)

Balance as of December 31
Goodwill	56,053	69,152
Accumulated impairment losses at the end of the period	(41,815)	(32,183)
	$14,238	$36,969

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 - Intangible Assets and Others, Net:

Composition:

	Useful	December 31,
	life	2011	2010
	years	(in thousands)
Original amount:
Technology	5	$47,110	$47,581
Customer related intangible assets	5-8	5,316	5,316
Deferred tax asset		-	1,796

		52,426	54,693
Accumulated amortization:
Technology		45,202	42,008
Customer related intangible assets		4,224	3,711

		49,426	45,709

		$3,000	$8,974

The estimated future amortization of the intangible assets (excluded of deferred tax assets) as of December 31, 2011 is as follows:

(in thousands)

2012	1,721
2013	710
2014	541
2015	28
$3,000

*	Amortization of intangible assets (excluding deferred tax) amounted to $3,707 , $7,002 and $7,926 thousand for the years ended December 31, 2011, 2010 and 2009 respectively.

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

The amounts accrued and the amounts funded with managers’ insurance policies are as follows:

	December 31,
	2011	2010
	(in thousands)

Accrued severance pay	$3,446	$5,719
Less - amount funded	3,036	4,435

	$410	$1,284

B.     Expenses:

 The expenses related to severance pay for the years ended December 31, 2011, 2010 and 2009 were $846, $962 and $799 thousand, respectively.

Note 8 - Loans from Banks and Others

A.     Short term Bank Credit:

In April 2011, the Company entered into a loan agreement with a financial institution and other lenders, referred to collectively as the lenders, pursuant to which we borrowed from the lenders $5 million, due within one year and bearing interest at a rate of 3.25% per annum, and an increased interest rate in case of non-compliance with our obligations to the lenders under the loan agreement.

The  maturity date of the loan is in May 2012. The loan  is secured by a second-ranking floating charge on our assets and a fixed charge on our goodwill, as well as certain other fixed charges. In consideration for the loan, we issued the lenders 169,000  ordinary shares of the Company. The shares were issued under Regulation S and were subject to a lock-up period of 90 days from the date of issuance. The debt is secured by a second-ranking floating charge on our assets and a fixed charge on our goodwill, as well as certain other fixed charges.  The agreement contains provisions for acceleration of repayment in certain events of default. The agreement also contains certain restrictive covenants.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 8 - Loans from Banks and Others (Cont.):

A.      Short term Bank Credit:

In accordance with ASC 470 "Debt" the Company allocate the total procced between the loan and the shares based on their relative fair value at the closing date. The discount arised from this allocation amounted to $ 1 milion at the closing and is being amortisied using the interest method over the the term of loan. As of December 31, 2011 the unamortised discount amounted to $ 0.3 million. The principal of $ 5 million less the  unamortized discount are presented on a Net basis as shot term bank credit.

As to the assignment of the loan in March 2012 to the Company's shareholders – see Note 13A.

As of December 31, 2010 the Company had short term bank credit of $14.4 million comprised as follow: $7 million current portion of long term loans and $7.4 million of  bank credit that bears interst of  Libor plus 4% paid on a quarterly basis.

B.      Long Term Loans from Banks and other

  Composition:

			December 31,
			2011	2010
	*Average Interest rate as of December 31, 2011	Linkage	Total long-term liabilities net of current portion
	%	Basis	(in thousands)

Ministry of Production in Italy (Note 9 A4)	0.87		€245	330
Due to Banks	Libor + 4.9		$5,693	6,897
Less - current portion			(1,993)	(6,961)
			$3,945	$266

* The interest is paid on a quarterly basis.

C.      Long-term Loans from Banks and Other are due as follows:

	December 31,
	2011	2010
	(in thousands)

First year (current portion)	$1,993	$6,961
Second year	2,495	41
Third year	1,316	41
Fourth year and thereafter	134	184
Total	$5,938	$7,227

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 - Loans from Banks and Others (Cont.):

D.
In connection with long term loans from Bank Discount Le’Israel Ltd, Bank Ha’Poalim Ltd., The First International Bank Ltd. and Bank Leumi Le’Israel Ltd of $5.7 million and $7.2million at December 31, 2011 and 2010,   The loans are secured by  $3.4 million of cash deposited (see restricted deposit on balance sheet at December 31, 2011)  The  Company committed to certain covenants related to its operation such as:

a)	maintaining a minimum level of shareholders’ equity of no less than 40% of our total assets, provided however that such amount does not fall below $13 million;

b)	maintaining a minimum level of tangible shareholders’ equity not to exceed a deficit of $4 million;

c)	maintaining a cash and cash equivalents balance of $2 million;

d)	maintaining a level of EBITDA in four sequential quarters of no less than $1 million;

e)	maintaining maximum amount of financial debt (excluding the loan from third parties described below) of no more than 30% of our total assets;

f)	maintaining a ratio of our bank liabilities to the total balance of AR, cash and cash equivalents and bank guarantees that were given for credit assurance, of no more than 40%; and

g)	maintaining maximum balance of sold receivables of not more than $ 3 million.

In September  2011 the Company did not meet the covenanats. Follwing that the covenanats were revised in Q3.As of December 31, 2011, the Company met all of its covenants to the banks .

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 - Commitments and Contingencies:

A.      Commitments:

1.
Lease. The Company rents its offices, vehicles and, other equipment under various operating lease agreements. Rent expenses for the years ended December 31, 2011, 2010 and 2009 were $2.6 million, $2.9 million and $3.2 million, respectively. Aggregate minimum rental commitments under non-cancelable leases as of December 31, 2011 were as follows:

	Office Facilities	Vehicles, Equipment, and Other
	(in thousands)
Fiscal 2012	$850	$898
Fiscal 2013	250	535
Fiscal 2014	250	213
Fiscal 2015	195	-
	$1,545	$1,647

2.
Customers’ bank guarantees. Under agreements between the Company and certain of its customers, the Company undertook to provide such customers a bank guarantee for the assurance of performance of its obligations under its agreements with such customers. As of December 31, 2011, there are outstanding bank guarantees on behalf of customers in the aggregate amount of $148 thousand.

3.
Chief Scientist. Two of the Company’s subsidiaries have entered into agreements with the OCS; these subsidiaries are obliged to pay royalties to the OCS at a rate of 3% on sales of the funded products, up to 100% of the dollar-linked grant received in respect of these products from the OCS. As of December 31, 2011, the contingent liability that was not recognized amounted to $302 thousand.

4.
Ministry of Production in Italy. In July 2007, the Company’s subsidiary, I-Ter, received an amount of $585,000 from the Ministry of Production in Italy for I-Ter's Easy4Plan product. Easy4Plan is a workflow management tool designed for ISO9000 companies. 36.5% of the funds received constitute a grant, and the remaining 63.5%, is a 10-year loan to be repaid by I-Ter in annual installments until September 2018. The loan bears a minimal annual interest of 0.87% and is linked to the euro. As of December 31,2011 the remaining loan balance was $245 thousand.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 - Commitments and Contingencies (Cont.):

B.      Contingencies:

1.
In May 2011, the Tel-Aviv-Jaffa District Court dismissed the claim filed against the Company, in June 2003, by a former Liraz shareholder. The plaintiff applied to the court in order to approve the claim which was related to the acquisition of Liraz shares, as a class action. The claim was dismissed after a long period where the plaintiff has not made any action to proceed with the claim.

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

In January 2001, the Company's ordinary shares were listed for trading on the Tel-Aviv stock Exchange under the "Dual Listing" arrangement. Ordinary share confers upon their holders the rights to receive notice to participate and vote in general meeting of the Company, and the right to receive dividends if declared. During 2009 the Company's board of directors and shareholders approved the increase of the authorized share capital to 40,000,000  shares from 30,000,000 shares 0.01 NIS par value. On December 28, 2011, the Company executed a one-for-four reverse split of our ordinary shares, resulting in a decrease of the number of our authorized ordinary shares from 40,000,000 to 10,000,000, a decrease of the number of our outstanding ordinary shares from 25,243,610  to 6,310,903 and an increase of the par value per ordinary share from NIS 0.01 to NIS 0.04. The reverse share split was executed in order to regain compliance with NASDAQ's minimum bid price requirement of $1.00 per Share. All references in the financial statements to the number of shares outstanding and authorized, per-share amounts, treasury shares purchased in previous years, and stock option and warrants data of the Company’s common stock have been restated to reflect the effect of the stock split for all periods presented.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Equity: (Cont.)

A.      Share Capital: (Cont.)

2.
As of December 31,2011 the Company holds a total of 367,810 of its shares in a total consideration of $9.5 million (as of December 31, 2010  the Company held a total of 468,540 of its shares in a total consideration of $12 million) All of the Company’s ordinary shares have equal voting rights. However, under applicable Israeli law, the shares held by the Company have no voting rights and, therefore, are excluded from the number of its outstanding shares. Since 2010, the Company uses these treasury shares for the issuance of shares pursuant to exercise of options and vested RSUs to meet the Company’s common stock requirements for its stock benefit plansIn March 2008 the board of directors approved two buy-back programs. Under the buy-back programs, the Company may purchase its shares from time to time, subject to market conditions and other relevant factors affecting the Company. In 2009 the Company repurchased 11,249 of its shares for an aggregate amount of $1.7 million under the buy-back programs.

3.
In October 2009, the Company completed a $4.2 million private placement of ordinary shares and warrants to institutional investors. Pursuant to the securities purchase agreement, the Company issued to the investors 341,144 ordinary shares. In addition, the Company issued to the investors series A warrants exercisable immediately into 204,686 ordinary shares during a five year term from the issuance date at an exercise price of $7.44 per share [where is this number from? Last year it was “818,744 ordinary shares during a five year term from the issuance date at an exercise price of $3.95” therefore after reverse split it should be 204,686 at $15.80]], series B warrants exercisable immediately into 341,144 ordinary shares until April 29, 2010 at an exercise price of $12.2 and series C warrants exercisable into 204,686 ordinary shares during a five year period at an exercise price of $7.44 [again the exercise price last year was $3.95 which mean it should be times 4 = 15.80 also please note seriese B and C are expired] immediately upon the exercise of the Series B warrants. All warrants (Series A,B, and C) are subject to anti-dilution protection under which any future issuance of securities at a price lower than the current exercise price of the warrants will cause an adjustment of the applicable warrant exercise price to the price of the dilutive issuance. As a result of such anti-dilution protection the warrants were not considered  indexed to the Company’s own stock and, and therefore recorded at issuance date as a derivative financial liability. The value assigned to the warrants at issuance date was approximately $3.8 million out of the total proceeds of $4.2 million - see also Note 10A4. During, 2010 B and C warrants were expired according to their terms.

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

The Company measured the fair value of the outstanding warrants at issuance and at the balance sheet date using a Black-Scholes valuation model (Binominal method was used for Series B and C issued in October 2009 since their expiration dates are co-dependent). As a result of the application of ASC 815-40-15, the fair value of the warrants as of December 31, 2011 amounted to $53 thousand  as follows:

•
200,000 ordinary shares issuable upon exercise of warrants issued by us to institutional investors in connection with the $35 million private placement completed in November 2007 at fair value of approximately $1 thousand;

•	204,686 warrants series A issued in October 2009 at fair value of $52 thousand.

The initial application of ASC 815-40-15 on the warrants issued in November 2007 ,2006 and 2004  resulted in a charge of $161 thousand which  was recorded as a derivative liability in a way of  cumulative adjustment to beginning of the year equity based on their fair value as of January 1, 2009.

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

As of December 31, 2011, the Company has two share-based compensation plans: (a) the 1996 share option plan. (b) The 2007 Restricted Share Units plan. Both plans are described below. The compensation costs that were charged to income for those plans amounted to $1.2 million, $1.5 million and $ 2 million for 2011 and 2010 and 2009 respectively.

In 1996, the Company adopted two option plans (the 1996 Share Option Plan). One of these option plans was terminated after all options granted under it were exercised. Pursuant to the other 1996 option plan, as amended, the Company reserved 925,000 ordinary shares for issuance to directors, officers, consultants and employees of the Company and its subsidiaries. The exercise price of the options granted under the 1996 option plan ranges from $8.04 to $42. As of December 31, 2011 190,866  stock options remain available for future awards.

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

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 10 - Equity (Cont.):

B.      Share Options (Cont.):

          1.           Employee Share Option Plans (Cont.):

The following table summarizes information about share options outstanding and exercisable as of December 31, 2011:

Options Outstanding		Options Exercisable
Number Outstanding on December 31, 2011	Weighted Average Remaining Contractual Life	Number Exercisable on December 31, 2011	Exercise Price
	Years		$

3,750	9.57	-	4.48
12,500	7.40	8,333	8.04
15,000	8.88	5,000	8.72
949	9.08	-	8.76
93,750	1.25	93,750	9.00
6,250	7.60	4,167	10.16
6,250	8.25	2,084	10.20
18,750	8.25	6,252	11.08
15,222	0.50	15,222	12.00
2,501	1.50	2,501	12.00
50,001	1.76	50,001	16.00
14,135	4.00	14,135	20.00
5,309	1.42	5,309	24.00
38,750	2.67	38,750	24.00

283,117		245,504

Data related to the share option plan as of December 31, 2011, 2010 and 2009 and changes during the years ended on those dates are as follows:

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Equity (Cont.):

B.      Share Options (Cont.):

          1.         Employee Share Option Plans (Cont.):

	2011		2010		2009
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		$		$		$
Options outstanding at beginning of year	309,995	13.77	334,408	15.40	320,881	16.68
Changes during the year:
Granted	19,700	7.91	48,750	10.64	43,750	9.04
Exercised	-		-		(500)	12.00
Forfeited	(46,578)	13.69	(73,163)	19.20	(29,723)	15.60
Options outstanding at end of year	283,117		309,995		334,408
Options exercisable at year-end	245,504		260,829		271,037
Weighted-average fair value of options granted during the year*	4.76		6.68		5.80

*
The fair value of each option granted is estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0% for all years; expected volatility: 2011 –69%; 2010 - 50%; risk-free interest rate: 2011 – 2.21%; 2010 – 2.86%,  and expected life: 2011 – 6.5 years; 2010 - 5.9 years.

As of December 31, 2011 and 2010, there was no intrinsic value for outstanding and granted options since the exercise price was higher or the same as the market price. There were no exercise of options in 2011 and 2010.

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

Pre-vesting rates forfeitures are approximately 15% and were estimated based on pre-vesting for feature   experience.

The Company uses the simplified method to compute the expected option term for options granted.

          2.         Restricted Share Units (RSU):

In 2007, the Company adopted a Restricted Share Units plan (RSU). Under the RSU plan, as amended, the Company granted in 2011 and 2010  68,342 and 208,283 RSUs, respectively. Under the RSU plan, unless determine otherwise by the board of directors, RSUs vest over a three years period from the date of the grant.  Approved for immediate vesting on grant date were  20,895 and 38,449 RSUs in 2011 and 2010, respectively ,

Data related to the restricted share units as of December 31, 2011 and 2010 and changes during the year were as follows:

	Year ended December 31,
	2011	2010

RSUs outstanding at the beginning of the year	202,702	120,214
Changes during the year:
Granted *	68,342	208,283
Vested	(211,855)	(124,270)
Forfeited	(1,692)	(1,525)
RSUs outstanding at the end of the year	57,497	202,702
Weighted Average fair value at grant date	$7.12	$8.96

*
The fair value of RSUs is established based on the market value of the Company’s stock on the date of the award. The Company has expensed compensation costs, net of estimated forfeitures of approximately, applying the accelerated vesting method.

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

On July 14, 2009, the Israeli parliament passed the Economic Efficiency Law (Legislation Amendments for Implementation of the 2009 and 2010 Economic Plan) - 2009, which provided, inter alia, an additional gradual reduction in the company tax rate to 18% as from the 2016 tax year. In accordance with the aforementioned amendments, the company tax rates applicable as from the 2009 tax year are as follows: In the 2009 tax year -26%, in the 2010 tax year - 25%, in the 2011 tax year - 24%, in the 2012 tax year - 23%, in the 2013 tax year - 22%, in the 2014 tax year - 21%, in the 2015 tax year - 20% and as from the 2016 tax year the company tax rate will be 18%. On December 5, 2011 the Israeli parliament approved the Law to Change the Tax Burden (Legislative Amendments) - 2011. According to the law the tax reduction that was provided in the Economic Efficiency Law, as aforementioned, will be cancelled and the company tax rate will be 25% as from 2012.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - Income taxes (Cont.):

B.      Deferred tax assets and liabilities:

Deferred tax reflect the net tax effects of temporary differences between the carrying amounts of assets or liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2011 and 2010 the Company’s deferred taxes were in respect of the following:

	December 31,
	2011	2010
	(in thousands)

Net operating losses carry forwards	$26,052	$23,473
Provisions for employee rights and other temporary differences	170	317
Deferred tax assets before valuation allowance	26,222	23,790
Valuation allowance	(26,222)	(21,099)
Deferred tax assets	-	2,691
Deferred tax liability	(425)	(328)
Deferred tax assets (liability), net	$(425)	$2,363

C.      Loss before Income Taxes is composed as follows:

	Year ended December 31,
	2011	2010	2009
	(in thousands)

Domestic (Israel)	$(21,211)	$(47,446)	$(18,010)
Foreign	(7,793)	9,164	2,628
	$(29,004)	$(38,282)	$(15,382)

D.      Provision(Benefit) For Taxes:

	Year ended December 31,
	2011	2010	2009
	(in thousands)
Current:
Domestic (Israel)	$43	$34	$136
Foreign	399	99	286
	442	133	422
* Taxes related to prior years:	230	(179)	(46)
Deferred:
Deferred taxes, net	2,791	(87)	(493)
Total provision(benefit) for income taxes	$3,463	$(133)	$(117)

*	In 2011, mainly related to withholdings tax for prior years that can not be realized due to liqudation of subsidiaries.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - Income taxes (Cont.):

E.      Uncertain Tax Position:

The Company has recorded no liability for income taxes associated with unrecognized tax benefits at the date of adoption and have not recorded any liability associated with unrecognized tax benefits during 2009, 2010 and 2011. Accordingly, the Company has not recorded any interest or penalty in regard to any unrecognized benefit.

F.	A reconciliation of the theoretical tax expense, assuming all income is taxed at the regular rates and the actual tax expense is as follows:

	December 31,
	2011	2010	2009
	(in thousands)
Loss before income taxes, per consolidated statements of income	$(29,004)	$(38,282)	$(15,382)

Theoretical income tax benefit (expense ) (26% in 2009 and 25% in 2010 and 24% in 2011)	(6,961)	(9,551)	(3,999)
Decrease in taxes resulting from the following differences:
Carry-forward losses for which the Company provided valuation allowance	5,123	5,482	2,311
Goodwill impairment and realization	5,455	3,297	1,474
Effect of different tax rates in foreign subsidiaries	(444)	758	112
Taxes related to previous years	230	(179)	(46)
Non-deductible expenses	61	60	31
Income tax expense (benefit) in the consolidated statements of income for the reported year	$3,463	$(133)	$(117)

Effective tax rate	-	-	-

G.      Tax Losses:

The Company and its subsidiaries have NOL carry forwards for income tax purposes as of December 31, 2011 of approximately $103  million with no expiration date. $78 million were generated in Israel and the rest outside of Israel.

H.      Tax Assessments:

The Company received final tax assessments in Israel through tax year 2006.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - Supplementary Financial Statement Information:

A.     Balance Sheets:

         1.          Trade Accounts Receivables:

	December 31,
	2011	2010
	(in thousands)

Trade accounts receivable	$7,766	$16,642
Less allowance for doubtful accounts	(91)	(59)
	$7,675	$16,583

For the years ended December 31, 2011, 2010 and 2009 the Company charged expenses for doubtful accounts amounted to $3,773 $2,088 and $907 thousand , respectively.

For the years ended December 31, 2011, 2010 and 2009 the Company deducted from the allowance (bad debts) $3,741, $2,351 and $898 thousand, respectively.

          2.         Other Current Assets:

	December 31,
	2011	2010
	(in thousands)

Prepaid expenses	$420	$765
Short-term lease deposits	37	108
Government departments and agencies	584	558
Interest and other income receivable	-	11
Deferred taxes	-	895
	$1,041	$2,337

          3.         Accounts Payable and Accruals - Other:

	December 31,
	2011	2010
	(in thousands)

Government departments and agencies	$185	$933
Employees and wage-related liabilities	2,482	3,905
Liability with respect to previous acquisitions	-	1,483
Accrued expenses and other current liabilities	605	283
	$3,272	$6,604

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 12 - Supplementary Financial Statement Information (Cont):

A.      Balance Sheets (cont.):

          4.         The Company’s Long-lived Assets are as Follows:

	December 31,
	2011	2010
	(in thousands)

Israel	$1,917	$3,926
U.S.A.	629	2,211
Europe and other	383	832
	$2,929	$6,969

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

The following present total revenues for the years ended December 31, 2011, 2010 and 2009:

	Year ended December 31,
	2011	2010	2009
	(in thousands)

Europe (other than Denmark)	$9,595	$18,106	$26,091
North America	8,890	14,432	27,897
Denmark	2,402	8,998	9,975
Israel	15,515	13,457	10,320
Other	3,123	2, 127	3,495
	$39,525	$57,120	$77,778

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 12 - Supplementary Financial Statement Information (Cont.):

B.      Statements of Operations (cont.):

          2.         Principal Customers:

There was one customer that represented over 15.9% of the Company’s total revenues in 2010 .There were no customers that represented more than 10% of total revenues for the fiscal years 2011 or 2009.  There were no customers that represented more than 10% of total trade receivables at December 31, 2011 and 2010.

  3.         Financial Expenses, Net:

	Year ended December 31,
	2011	2010	2009
	(in thousands)

Interest income	$24	$16	$113
Foreign currency translation adjustments (see Note 1A3)	37	(647)	143
Interest expense	(1,098)	(1,301)	(1,576)
Derivative financial instruments and realized gain on marketable securities	(316)	(392)	(973)
Change in fair value of warrants and discount amortization	45	1,574	1,514
	$(1,306)	$(750)	$(779)

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - Supplementary Financial Statement Information (Cont.):

C.      Earnings per Share:

Basic and diluted earnings per share (“EPS”) were computed based on the average number of shares outstanding during each year. No effect was given to potential instruments such as: share options unvested, RSU's and warrants since their inclusion would be anti-dilutive.

The following table sets forth the computation of basic and diluted net earnings per share attributable to Bluephoenix:

	Year ended December 31,
	2011	2010	2009
	(in thousands)
1. Numerator:
Amount for basic and diluted loss per share	$(32,376)	$(38,204)	$(15,570)

2. * Denominator:
Denominator for basic net loss per share - weighted average of shares	6,158,227	5,889,013	5,375,081

Effect of dilutive securities	-	-	-

Denominator for diluted net earnings per share - weighted average shares and assuming dilution	6,158,227	5,889,013	5,375,081

Basic and diluted loss per share attributed to Bluephoenix Shareholders	$(5.26)	$(6.49)	$(2.90)

* Giving retrospective effect to the reserve split see Note 10A1

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 13 - Subsequent Events:

A.
On March 19, 2012, the Company  entered into three agreements with its three major shareholders, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP, referred  to as the three shareholders, which are all subject to the  banks  and the  shareholder's approval to be obtained in meeting scheduled on May 2, 2012. The three agreements are summarized as follows:

(a)
An assignment agreement, referred to as the Assignment Agreement, pursuant to which the lenders’ rights and obligations with respect to the $5 million loan granted to us by the lenders in April 2011 would be assigned by the lenders to the three shareholders, subject to certain terms and conditions;

(b)
An amendment to the $5 million loan agreement, referred to as the Amended Loan Agreement, pursuant to which the maturity date of the loan would be extended from May 2012  to May 1, 2014 and other certain terms of the loan would be amended; and

(c)	A loan agreement, referred to as the Bridge Loan Agreement, for extension of a bridge loan to us and potential additional loans.

The Assignment Agreement. The Assignment Agreement provides that the $5 million loan would be divided between the three shareholders in equal shares. In addition, it was agreed that we shall use $1 million out of funds currently held by a third party in escrow in connection with the sale of AppBuilder to Magic, subject to the release of such amount, for partial repayment of the $5 million loan, subject to any legal impediments prohibiting us from doing so. The pledge agreementof the $3.4 million that secure the $5 million loan shall also be assigned to the three shareholders. The pledge agreements provide for a second-ranking floating charge on our assets and a second-ranking fixed charge on our goodwill and other certain assets, all junior to the liens on our assets securing our debts to our lender banks. We are required to obtain the consent of our lender banks for certain transactions contemplated by the Assignment Agreement. In case that the banks’ consent is not obtained within 21 business days from the signing of the Assignment Agreement, the lenders shall have the right to terminate the Assignment Agreement or give the three shareholders up to 60-day extension. The consummation of the transactions under the Assignment Agreement is subject to certain conditions, including obtaining shareholder approval. The three shareholders and the lenders may terminate the Assignment Agreement in case that the closing does not occur within 60 days from the signing of the Assignment Agreement or in the events agreed by the parties. Our obligation to consummate the transactions under the Assignment Agreement is subject to the extension of a $500,000 bridge loan to us by the three shareholders by a date to be agreed between the parties subject to the terms of the Assignment Agreement.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 13 - Subsequent Events (Cont.):

A.      (Cont.)

The Amended  Loan Agreement. The Amended Loan Agreement includes certain amendments to the terms of the $5 million loan assigned to the three shareholders. Under the Amended Loan Agreement, the maturity date of the loan shall be extended to May 1, 2014,from May, 2012,  the loan will bear interest at a rate of 6% per annum from the date of its extension (instead of 3.25% previously agreed with the lenders), and the loan shall be payable in quarterly installments. Any unpaid interest shall cause an increase of the interest  rate. We may pay the interest in ordinary shares at the request of the  shareholders or  our discretion.

In addition , as part of the agreement  we undertook to refrain from certain equity transactions  unless approves in advance by the three shareholders. we shall issue to the three shareholders Ordinary Shares in an amount equal to 18.7% of the our outstanding share capital prior to issuance of the shares (excluding treasury shares held by the Company). Under the terms of the Amended Loan Agreement, the parties shall enter into a registration rights agreement, pursuant to which the ordinary shares shall be considered registerable securities.

The closing of the Amended Loan Agreement is subject to certain conditions, including obtaining shareholder approval, obtaining the lender banks’ consent to certain transactions contemplated by the Amended Loan Agreement and extension by the three shareholders of the $500,000 bridge loan.

The Bridge Loan Agreement. The bridge loan agreement entered between us and the three shareholders provides that the three shareholders will extend to us a $500,000 loan, referred to as the bridge loan, due at the first anniversary thereof. The bridge loan will bear nominal interest at a rate of 0.07% per annum. Subject to the lender banks’ consent, the bridge loan shall be secured by security interests similar to the securities granted under the Amended Loan Agreement. In addition to the bridge loan, we  may mutually agree with the three shareholders to borrow from the three shareholders, prior to the repayment date of the bridge loan, additional loans up to an aggregate amount of $1.5 million, under the same terms of the bridge loan, including the conversion rights and interest rate increase. The amount of the bridge loan and the additional loans, if any, shall become immediately payable upon an event of default as described in the agreemnts.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 13 - Subsequent Events (Cont.):

A.     (Cont.)

The obligation of the parties to consummate the bridge loan agreement is subject to obtaining the banks' consent to certain transactions contemplated by the agreement. The three shareholders may terminate the bridge loan agreement if the closing of such agreement does not occur within 60 days from the signing or if any permanent injunction or other order of a governmental entity of a competent authority preventing the consummation of the transactions contemplated by the agreement, shall have become final and non-appealable or if we commenced certain proceedings. We may terminate the bridge loan agreement if the bridge loan is not extended by the three shareholders by a date to be agreed between the parties. In case that the transaction with the three shareholders is not approved by the shareholders then the accrued interest shall be increased and we will have the option to pay it by shares. The three shareholders shall also have the right  to convert the entire amount of the loan and accrued interest into ordinary shares as defined in the agreement.

B.	In March 2012, as part of terminating the Company business in Cyprus, the Company sold the holdings in TIS together with another subsidiary in Cyprus for a consideration of $72 thousand.