Form 20-F
period 2012-12-31
BLUEPHOENIX SOLUTIONS LTD
filed 2013-04-30
CIK 1029581

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
F O R M 20 – F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

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

Matt Bell, Chief Executive Officer, 8 Maskit Street, Herzliya 46733, Israel
Tel: 972 9 9526110, Fax: 972 9 952611, E-mail: mbell@bphx.com
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
10,629,253 Ordinary shares, NIS 0.04 per share

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

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

TABLE OF CONTENTS

P A R T I		1
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		2
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE		2
ITEM 3. KEY INFORMATION		2
A.	Selected Financial Data	2
B.	Capitalization and Indebtedness	3
C.	Reasons for the Offer and Use of Proceeds	3
D.	Risk Factors	4
ITEM 4. INFORMATION ON THE COMPANY		21
A.	History and Development of the Company	21
C.	Organizational Structure	31
D.	Property, Plants and Equipment	31
ITEM 4A. UNRESOLVED STAFF COMMENTS		32
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS		32
A.	Operating Results	40
B.	Liquidity and Capital Resources	46
C.	Research and Development, Patents and Licenses	52
D.	Trend Information	52
E.	Off-Balance Sheet Arrangements	53
F.	Tabular Disclosure of Contractual Obligations	53
ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES		54
A.	Directors and Senior Management	54
B.	Compensation	55
C.	Board Practices	59
D.	Employees	69
E.	Share Ownership	70
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		72
A.	Major Shareholders	72
B.	Related Party Transactions	74
C.	Interests of Expert and Counsel	76
ITEM 8. FINANCIAL INFORMATION		76
A.	Consolidated Statements and Other Financial Information	76
B.	Significant Changes	77
ITEM 9. THE OFFER AND LISTING		77
A.	Offer and Listing Details	77
B.	Plan of Distribution	78
C.	Markets	78
D.	Selling Shareholders	78
E.	Dilution	78
F.	Expenses of the Issue	78
ITEM 10. ADDITIONAL INFORMATION		78
A.	Share Capital	78
B.	Memorandum and Articles of Association	78
C.	Material Contracts	82
D.	Exchange Controls	82
E.	Taxation	82
F.	Dividends and Paying Agents	89
G.	Statement by Experts	90
H.	Documents on Display	90
I.	Subsidiary Information	90

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	90

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

In May 2012, we completed the sale of our 51% controlling interest in Liacom Systems Ltd., referred to as Liacom. In November 2012, we also initiated the sale of the business of BridgeQuest, Inc., referred to as BridgeQuest.  Accordingly, Liacom's and BridgQuest's results of operations, assets and liabilities were classified as attributed to discontinued operations. As a result, we have restated certain figures in our financial statements on a retrospective basis for prior periods.

As used in this annual report, references to “we,” “our,” “ours,” and “us” refer to BluePhoenix Solutions Ltd. and its subsidiaries, unless otherwise indicated. References to “BluePhoenix” refer to BluePhoenix Solutions Ltd.

The names BluePhoenix™ and BluePhoenix™ CTU, appearing in this annual report are trademarks of our company. Other trademarks in this annual report are owned by their respective holders.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.      Selected Financial Data

The following tables present selected information from our consolidated statement of operations and balance sheet data for the periods and as of the dates indicated. We derived the selected consolidated statements of operations data for each of the years ended December 31, 2010, 2011 and 2012 and the selected balance sheet data as of December 31, 2011 and 2012 from our consolidated financial statements included in “Item 18. Financial Statements” of this annual report, which have been prepared in accordance with generally accepted accounting principles as applied in the United States, or U.S. GAAP. Our consolidated financial statements have been audited by Ziv Haft, an independent registered public accounting firm and BDO member firm. The selected consolidated financial data as of December 31, 2008, 2009 and 2010 and for the years ended December 31, 2008 and 2009 is derived from our previously published audited financial statements not included in this annual report, which have been prepared in accordance with U.S. GAAP. You should read the selected consolidated financial data set forth below together with our consolidated financial statements and notes thereto included elsewhere in this annual report. See “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,
	2012	2011	2010	2009	2008
	$
Consolidated Statements of Operations Data:	(in thousands, except per share data)
Revenues	$10,624	$21,471	$41,972	$62,563	$76,099
Cost of revenues	7,052	15,962	28,748	30,569	35,452
Gross profit	3,572	5,509	13,224	31,994	40,647
Research and development costs	691	3,056	5,175	11,420	18,378
Selling, general, and administrative expenses	8,685	15,717	26,767	29,079	26,292
Loss (gain) on sale of subsidiaries and AppBuilder	(1,195)	4,063	3,989	0	0
Goodwill impairment	-	9,632	13,185	5,670	13,328
Total operating expenses	8,181	32,468	49,116	46,169	57,998

Operating income (loss)	(4,609)	(26,959)	(35,892)	(14,175)	(17,351)

Financial expenses, net	5,358	1,121	802	807	2,219
Other income, net	(580)	-	-	-	(378)
Loss before taxes on income	(9,387)	(28,080)	(36,694)	(14,982)	(19,192)
Income tax (expense) benefit	221	3,272	(276)	(331)	(482)
Equity in earnings (losses) of affiliated companies, net	-	-	-	10	49
Net loss from continued operation	(9,608)	(31,352)	(36,418)	(14,661)	(18,759)
Net loss (profit) from discontinued operation	1,469	1,115	1,731	614	9,663
Net loss	(11,077)	(32,467)	(38,149)	(15,275)	(28,422)
Net income (loss) attributed to non-controlling interests	351	(91)	55	295	179
Net loss attributed to BluePhoenix’ shareholders	$(11,428)	$(32,376)	$(38,204)	$(15,570)	$(28,601)

Total loss per share:
From continued operation basic and diluted	$(1.26)	$(5.08)	$(6.19)	$(2.82)	$(3.52)
From discontinued operation basic and diluted	$(0.19)	$(0.18)	$(0.30)	$(0.12)	$(1.80)
Attributable to the shareholders	$(1.45)	$(5.26)	$(6.49)	$(2.94)	$(5.32)

Weighted average number of shares outstanding	7,897	6,158	5,889	5,299	5,375
Weighted average number of shares outstanding assuming dilution	7,897	6,158	5,889	5,299	5,375

	December 31,
	2012	2011	2010	2009	2008
	$
	(in thousands)
Consolidated Balance Sheet Data:
Working capital	$2,808	$(1,684)	$647	$27,638	$32,360
Total assets	$19,750	$34,400	$78,999	$122,554	$139,987
Total liabilities	$4,661	$18,805	$32,957	$39,880	$46,665
Net Assets	$15,089	$15,595	$46,042	$82,674	$93,322

B.       Capitalization and Indebtedness

Not applicable.

C.       Reasons for the Offer and Use of Proceeds

Not applicable.

D.       Risk Factors

Our business, financial condition, and results of operations could be materially adversely affected by any of the following risks. Additional risks and uncertainties that we are not aware of or that we currently believe are immaterial may also adversely affect our business, financial condition, results of operations and our liquidity. If any of the following risks materialize, our business, financial condition, results of operations and prospects could be materially harmed. In that event, the market price of our ordinary shares could decline and you may lose all or part of your investment.

Risks Related to Our Business

Inthe past few years, we have experienced significant losses and negative cash flows from operations. As a result, we suffer from low liquidity. If these trends continue, and we shall not be able to obtain adequate financing, our business, financial condition and results of operations would be materially adversely affect.

We have incurred significant losses and negative cash flows from operations in the past. We have had net losses of $38.2 million, $32.4 million and $11.4 million, in 2010, 2011, and 2012. Our negative cash flows from operations have gone from $7.6 million in 2010 to $8.4 million in 2011 and to $4.3 million in 2012. As of December 31, 2012, we had cash and cash equivalents of $2.6 million compared to cash and cash equivalents of $4.0 million as of December 31, 2011. These results have had a negative impact on our financial condition. There can be no assurance that our business will become profitable in the future, that additional losses and negative cash flows from operations will not be incurred, that we shall be able to improve our liquidity or that we will be able to find alternative financing if necessary. If these trends continue, we would encounter difficulties in funding our operations, which would have a material adverse affect on our business, financial condition and results of operations.

We have a credit facility with one bank. There is no assurance that this credit facility will be available in the future or that we will be able to obtain financing from other entities.

In the past, we had several credit facilities with banks. Following the repayment of substantially all of our loans to the banks, we currently maintain only one credit facility. If we continue incurring significant losses and negative cash flows, as we had in the past few years, we may be required to raise funds or obtain alternative financing in order to finance our operations. We cannot assure you that such financing would be available, either from our shareholders or financing entities. The banks usually require as a condition to providing financing, compliance with covenants regarding our maintenance of certain financial ratios. In addition, those covenants may include restrictions on the operation of our business, including, among other things, our ability to pledge our assets, dispose of assets, issue certain securities, make loans or give guarantees, make certain acquisitions, and engage in mergers or consolidations. In 2011 (as previously occurred in 2010), we failed to meet some of the covenants included in our credit facilities. Following negotiations with the banks, we have restructured the terms of the loans and signed revised agreements with the banks.

Our ability to obtain financing, when required, depends in part on the future performance of our business and the condition of the capital markets. We cannot assure you that we shall be able to maintain our outstanding credit facility or negotiate new credit facilities with the banks on favorable terms to us.

If we do not reach agreements with the banks, when required, we would encounter difficulties in funding our operations.  In addition, we cannot assure you that we would be able to raise cash or obtain financing from other third parties, including our shareholders. Moreover, even if we succeed in negotiating financing arrangements with third parties, we cannot assure you that the terms of such arrangements would be favorable to us or advantageous to our existing shareholders.

Raising money to finance our operations involves, from time to time, issuance of equity securities which may dilute your holdings in our company.

In order to finance our operations, we may borrow money from to time from our shareholders or other third parties. Our arrangements with any such parties may include the issuance of equity or debt securities or conversion options of loans and interest accrued thereon into equity securities. For example, in 2012, we entered into a series of transactions with our three major shareholders, which included conversion options of the loans extended to us by the three shareholders, into ordinary shares. The issuance of equity securities to lenders, in such case, would dilute your holdings in our company.

Unfavorable changes in economic conditions and decreases in capital expenditures by our customers have had and could continue to have a material adverse effect on our business and results of operations.

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

Our results were also affected by the declines in the financial services industry. In 2011 and 2012, approximately 42% and 16% of our revenues, respectively, were derived from the financial services industry. We believe that the financial services industry continues to be adversely affected by difficult economic conditions.

Although there have been indications that the economy may be improving in many areas, this has not resulted in an increase in purchases by our customers. Our revenues decreased significantly from $42.0 million in 2010 to $21.5 million in 2011 and to $10.6 million in 2012.

We have identified and continue to experience, from time to time, delays in purchase order placement by our customers and longer sales cycles. We believe that the significant downturn in the economy caused our customers to react by reducing their capital expenditures in general or by specifically reducing their spending on information technology. The negotiation process with our customers has developed into a lengthy and expensive process. In addition, many of our customers have delayed or cancelled information technology projects. Customers with excess information technology resources have chosen and may continue to choose to develop in-house software solutions rather than obtain those solutions from us. Moreover, competitors may respond to challenging market conditions by lowering prices and attempting to lure away our customers. In addition, we anticipate that our low liquidity and financial condition may negatively impact the willingness of customers to place purchase orders with us.

We cannot predict the timing, strength or duration of any economic slowdown or any subsequent recovery. If the conditions in the markets in which we operate remain the same or worsen from present levels, or if customers are dissuaded to contract us due to our financial condition, our business, financial condition and results of operations would be materially and adversely affected.

We had negative cash flows from operations in 2011 and 2012 which, if we are not successful in increasing our revenues or reducing our expense level, may continue.

We had negative operating cash flows of $8.4 million in 2011 and $4.3 million in 2012. The change in operating cash flow in 2012 compared to 2011 is primarily attributable to the significant decrease in our operating loss following the completion of the implementation of our cost saving plan.

Based on the continuing decline in revenues in 2011 and 2012, we continued during these years to reduce our workforce. However, due to severance and other termination costs, our labor costs were not reduced commensurate with our reduction in revenues and we continued to have a negative cash flow in 2012. As labor costs constitute a substantial portion of our costs of revenues, selling and administrative expenses and research and development expenses, and as a result of the decrease in the amount of receivables that are subject to sale of receivables agreements, we incurred significant losses and negative cash flow in 2011 and 2012.

In the second quarter of 2012, we completed the sale of our knowledge management business and we sold our 51% shareholdings in Liacom Systems Ltd. In November 2012, we initiated the sale of the business of BridgeQuest, which was completed in February 2013. These dispositions, together with the cost saving plan conducted in 2010 through the first quarter of 2012, are intended to set our expenses at a level commensurate with expected revenue levels. There can be no assurance, however, that such plans will result in reduced expense levels commensurate with our reduced level of revenues. As a result, our business, financial condition and results of operations could be materially and adversely affected.

The loss of customers, generally, and in particular the loss of a significant customer or  several customers that, together, account for a significant portion of our revenues, could cause a reduction in our revenues and profitability, which in turn could materially adversely affect our business, financial condition and results of operations.

We do not know if, or for how much longer, our customers will continue to purchase the products and services that we offer. A small number of customers has accounted for a substantial portion of our current and historical net revenues. The loss of any major customer or a decrease or delay in orders or anticipated spending by such customer could materially reduce our revenues and profitability. The loss of several customers at once may impact our revenues and profitability significantly, even if each of those customers, separately, has not accounted for a significant amount of our revenues. The loss of customers may cause a significant decrease in revenues and profitability which may adversely affect our business, results of operations and financial condition. Our customers could also engage in business combinations, which could increase their size, reduce their demand for our products and solutions as they recognize synergies or rationalize assets and increase or decrease the portion of our total sales concentration to any single customer.

A substantial portion of our revenues is derived from one of our majority-owned subsidiaries. Therefore, a significant decrease in revenues of such subsidiary or any other material adverse events affecting such subsidiary, could materially adversely affect our business, financial condition and results of operations.

One of our majority-owned subsidiaries contributed a material portion of our revenues in 2012. We do not wholly own this subsidiary, although control it. The minority shareholder also serves as the chief executive officer of the subsidiary and holds a valuable knowledge relating to this subsidiary's technology. A material disagreement between us and the minority shareholder could adversely affect the operations of this subsidiary, which in turn may lead to a decrease in revenues of the subsidiary. A significant decrease in revenues of such subsidiary or any other material adverse events affecting such subsidiary, could materially adversely affect our business, financial condition and results of operations.

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

Based on the continuing decline in revenues in 2011 and 2012, we continued during these years to reduce our workforce. However, due to severance and other termination costs, our labor costs were not reduced commensurate with our reduction in revenues and we continued to have a negative cash flow in 2012. As labor costs constitute a substantial portion of our costs of revenues, selling and administrative expenses and research and development expenses, and as a result of the decrease in the amount of receivables that are subject to sale of receivables agreements, we incurred significant losses and negative cash flow in 2011 and in 2012.

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

Our quarterly and annual results of operations have fluctuated significantly in the past, and we expect them to continue to fluctuate significantly in the future. These fluctuations can occur as a result of any of the following events:

•	global economic trends;
•	global political trends, in particular, in the middle east and in countries in which we operate;
•	adverse economic conditions in various geographic areas where our customers and potential customers operate;
•	acquisitions and dispositions of companies and assets;

•	timing of completion of specified milestones and delays in implementation;
•	timing of product releases;
•	timing of contracts;
•	changes in selling and marketing expenses, as well as other operating expenses; and
•	currency fluctuations and financial expenses related to our financial instruments.

In particular, we experienced a significant decrease in our revenues during 2010, 2011 and 2012. Such decreases were primarily due to a decline in the number of our customers, mostly in our legacy modernization projects, as well as due to the sale of AppBuilder and subsidiaries. The decline in the number of our customers resulted from the continuing effects of the worldwide economic downturn and uncertainty. As a result of market uncertainty, we identified delays in our customers’ placement of purchase orders and longer sales cycles.  In 2012, our revenues decreased to $10.6 million compared to $21.5 million in 2011, largely as a result of these factors, including a continuing decrease in the number of our legacy modernization projects and the sale of certain subsidiaries and activities.

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

Due to a decline in our revenues, we have had to reduce our research and development expenditures. In 2012, our research and development costs decreased to $691,000 from $3.1 million in 2011 and $5.2 million in 2010. These decreases result primarily from a decrease in head count in research and development, as well as the shifting of employees who were engaged in research and development activities to delivery.

These reductions, and any future reductions we may be required to make, in research and development may result in our being unable to maintain or increase our market share. Such a failure to maintain market share could result in a further decline in our revenues and operating results.  Moreover, if we seek to increase our research and development expenses without a corresponding increase in revenues, it could have a material adverse effect on our operating results. We may not be able to successfully complete the development and market introduction of new products or product enhancements, in which case our revenues will decline and we may lose market share to our competitors.

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

The assets listed in our consolidated balance sheet as of December 31, 2012, include, among other things, goodwill valued at approximately $12.5 million, technology valued at approximately $27,000 and intangible assets related to customers’ relations valued at approximately $250,000. The applicable accounting standards require that:

•	goodwill is not amortized, but rather is subject to an annual impairment test, as well as periodic impairment tests if impairment indicators are present; and

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

In 2011, we performed impairment tests and sold certain assets resulting in a decrease of our goodwill of $22.7 million, of which $9.6 million were identified as impairment loss related to goodwill of our overall assets and $13.1 million were the result of the sale of AppBuilder. These losses were charged to operations. The impairment of our overall assets was due, in part, a reduction in future expected cash flows from these assets and reduction in our market capitalization. In 2012, following an impairment test we performed, no goodwill impairment was identified.

If we continue to experience reduced cash flows and our market capitalization falls below the value of our equity, or actual results of operations differ materially from our modeling estimates and related assumptions, we may be required to record additional impairment charges for our goodwill. If our goodwill or intangible assets were deemed to be impaired in whole or in part due to our failure to achieve our goals, or if we fail to accurately predict the useful life of the intangible assets, we could be required to reduce or write off such assets. Such write-offs could have a material adverse effect on our business and operating results.

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

As part of our expansion strategy, we developed offshore center in Romania and Russia. We hired professional consultants for these development centers, leveraging the lower employer costs that existed in these countries. In recent years, professional work in these countries became more expensive and professional fees may continue to increase in the future. As a result, in November 2012 we announced our intent to sell our offshore center in Russia, which was closed in February 2013. The establishment of additional offshore facilities, if that occurs, may result in significant capital expenses, which may affect our cash position. We cannot assure you that our offshore facilities will continue to be cost effective. Our future success depends on our ability to absorb and retain senior employees and to attract, motivate, and retain highly qualified professional employees worldwide at competitive prices.

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

In the event that we fail to satisfy our customers’ expectations from the results of the implementation of our solutions, or if we fail to timely deliver our solutions to our customers, these customers may suffer damages. When and if this occurs, we may be required under the customer agreement to pay penalties to our customers or pay their expenses (as occurred in the past) and our customers may have the ability to cancel our contracts. Payments of penalties or a cancellation of a contract could cause us to suffer damages. In addition, we might not be paid for costs that we incurred in performing services prior to the date of cancellation. In addition, from time to time we may be subject to claims as a result of not delivering our products on time or in a satisfactory manner. Such disputes or others may lead to material damages.

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

If third parties assert claims of intellectual property infringement against us, we may, regardless of actual infringement or success of any claims, suffer substantial costs and diversion of management’s attention, which could harm our business.

Substantial litigation over intellectual property rights exists in the global software industry. Software products may be increasingly subject to third-party infringement claims as the functionality of products in different industry segments overlaps. Our success depends, in part, upon our ability not to infringe the intellectual property rights of others. We cannot predict whether third parties will assert claims of infringement against us. In addition, our employees and contractors have access to software licensed by us from third parties. A breach of the nondisclosure undertakings by any of our employees or contractors may lead to a claim of infringement against us.

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

We operate in a highly competitive market. Competition in the modernization field is, to a large extent, based upon the functionality of the available automated tools and personnel expertise. Our competitors may be in a better position to devote significant funds and resources to the development, promotion and sales of their modernization tools and services, thus enabling them to respond more quickly to emerging opportunities and changes in technology or customer requirements. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase such competitors’ ability to successfully market their tools and services. We also expect that competition will increase as a result of consolidation within the industry. As we develop new tools and services, we may begin to compete with companies with which we have not previously competed. Our competitors include:

•	small vendors who provide specific solutions for a particular area of modernization, such as Ateras, Anubex, Migrationware, HTWC, Speedware and Most;

•	large system integrators such as IBM, HP, Dell, Accenture and Cap Gemini, some of whom we also partner with;

•	independent software vendors such as Micro Focus and Metaware; and

•	Indian system integrators such as TCS, WIPRO, Infosys and Patni.

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

Our success and ability to compete are substantially dependent upon our internally developed technology. Our intellectual property consists of proprietary or confidential information that is not subject to patent or similar protection. Our employees and contractors have direct access to our technology. In general, we have relied on a combination of technical leadership, trade secret, copyright and trademark law, and nondisclosure agreements to protect our proprietary know-how. Unauthorized third parties may attempt to copy or obtain and use the technology protected by those rights. Any infringement of our intellectual property could have a material adverse effect on our business, financial condition, and results of operations. Intellectual property laws only provide limited protection and policing unauthorized use of our products is difficult and costly, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States.

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

If the Ministry of Production in Italy requires the immediate repayment of an outstanding loan received by a subsidiary, our business, financial condition and results of operations may be harmed.

During 2007, our subsidiary, I-Ter, received an amount of $585,000 from the Ministry of Production in Italy under a plan called Easy4Plan. Approximately $371,000 of that amount is in the form of a 10-year loan payable in equal annual installments until September 2018. The loan bears an annual interest of 0.87% and is linked to the euro. As of December 31, 2012, the remaining loan balance was approximately $210,000. Our subsidiary’s operations have been reduced significantly, which may result in the Ministry of Production in Italy requiring the immediate repayment of the full outstanding loan amount. If this happens, our business, financial condition and results of operations may be harmed.

Risks Relating to International Operations

Marketing our tools and solutions in international markets may cause increased expenses and greater exposure to risks that we may not be able to successfully address.

We have international operations, which require significant management attention and financial resources. In order to expand worldwide sales, we hired a VP sales and VP marketing which will focus on increasing sales and number of customers. Depending on market conditions, we may consider establishing additional marketing and sales operations, hire additional personnel, and recruit additional resellers internationally.

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

Since we operate in several countries, we are impacted by inflation, deflation, devaluation and fluctuation of various currencies. We enter into transactions with customers and suppliers in local currencies, while the reporting currency of our consolidated financial statements and the functional currency of our business is the U.S. dollar. Fluctuations in foreign currency exchange rates in countries where we operate can adversely affect the reflection of these activities in our consolidated financial statements. In addition, fluctuations in the value of our non-dollar revenues, costs, and expenses measured in dollars could materially affect our results of operations, and our balance sheet reflects non-dollar denominated assets and liabilities, which can be adversely affected by fluctuations in the currency exchange rates.

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

Over the past several decades, a number of armed conflicts have occurred between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity has led to security and economic problems for Israel. Since 2000, there have been ongoing hostilities between Israel and the Palestinians, which have adversely affected the peace process and at times have negatively influenced Israel’s economy as well as its relationship with several other countries. The taking of control by Hamas, an Islamist movement responsible for many attacks, including missile strikes against Israelis, of the entire Gaza Strip in 2007, further strained relations between Israelis and the Palestinians. The current political situation between Israel and its neighbors may not improve. The world impact, including the general health of the economy, and more specifically in Israel in connection with the recent political changes in Syria, Egypt, Libya and other Arab countries, is still unknown. Political, economic and military conditions in Israel could have a material adverse effect on our business, financial condition, results of operations and future growth.

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

We are organized under the laws of the State of Israel. Certain of our executive officers and directors are non-residents of the United States, and substantially all of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to effect service of process within the United States on us or any of our executive officers or directors who are non-residents of the United States and/or bring an original action in an Israeli court against us or against any of our executive officers or directors to enforce liabilities based upon the United States federal securities laws.

It may further be difficult to enforce court judgments obtained in the United States, including those predicated upon the civil liability provisions of the United States federal securities laws, against us or against any of our executive officers or directors that are non-residents of the United States. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum in which to bring such a claim.  In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim.  If U.S. law is found to be applicable, the substance of the applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process.  Certain matters of procedure will also be governed by Israeli law.

As a general rule, Israeli courts might not enforce judgments rendered outside Israel which may make it difficult to collect on judgments rendered against us. Subject to certain time limitations, an Israeli court may declare a foreign civil judgment enforceable only if it finds that certain conditions (including that it was rendered under the laws of the competent court, that it may no longer be appealed, enforceability and that it is not contrary to public policy.) Even if these conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel.  An Israeli court also will not declare a foreign judgment enforceable if it finds it was obtained by fraud, lack of due process or that at the time suit was filed in the foreign court, the same matter was pending before an Israeli court.

If we shall be considered as being engaged in a “trade or business within the United States,“ we shall be subject to U.S. income tax, with respect to our income that is “effectively connected“ with such U.S. trade or business, although we have substantial accumulated losses for tax purpose, and otherwise would not effectively pay income tax.

Our company is an Israeli corporation which is subject to Israeli income tax with respect to its operations. However, the majority of our board members are U.S. tax residents. In addition, our chief executive officer is a U.S. citizen and certain general management and control over the business activities of our company is being conducted in the United States. The day-to-day management of our company is currently conducted outside the United States but we may consider in the future conducting certain activities in the United States. We have been advised that if the day-to-day management of our company is determined to be conducted in the United States, we shall be subject to U.S. state and federal income tax as follows:

•
we will be subject to U.S. federal income tax at the same graduated rates applicable to a U.S. domestic corporation (i.e., generally up to approximately 35%) with respect to the portion of our income that is “effectively connected” with such U.S. trade or business. A “branch profits” tax, generally an extra income tax imposed by the U.S. on foreign corporations which earn profits from their U.S. investments or U.S. business operations, will also apply; and.

•
the gain on the sale of assets used or held for use in the conduct of a U.S. trade or business should generally be subject to U.S. state and  federal corporate tax, similar to income that is “effectively connected” with a U.S. trade or business.

If we become subject to U.S. state and federal corporate tax, we will not be able to offset against our U.S. income our accumulated net operating losses for tax purposes, which losses were approximately $93 million as of December 31, 2012. In addition, we may not be able to offset capital gain upon sale of our assets against our accumulated net operating losses for tax purposes. If this happens, our business, financial condition and results of operations would be materially adversely affected.

Risks Relating to Our Traded Securities

If we fail to comply with the minimum bid price requirement or any other minimum requirement for continued listing on the NASDAQ Global Market, our shares may be delisted.

In the past, we received a letter from the NASDAQ Global Market notifying us that we failed to comply with the minimum bid price requirement for continued listing on the NASDAQ Global Market as set forth in Marketplace Rule 5450(a)(1). Following the receipt of such letter, on December 28, 2011, we executed a one-for-four reverse split of our ordinary shares, which resulted in an increase of the par value per ordinary share from NIS 0.01 to NIS 0.04, following which we regained compliance with NASDAQ’s minimum bid price requirement of $1.00 per share. The closing bid price of our ordinary shares on the NASDAQ Global Market, as of April 22, 2013, was $3.86.

In September 2012, we received an additional letter from NASDAQ Global Market advising us that according to the Form 6-K filed by us for the period ended June 30, 2012, our shareholder equity fell below the minimum $10 million requirement set forth in Marketplace Rule 5450(b)(1)(A) for continued listing on the NASDAQ Global Market. During the third quarter of 2012, we regained compliance with the shareholder equity minimum requirement.

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

During the past years, the closing price of our ordinary shares experienced significant price and volume fluctuations. The high and low closing prices of our ordinary shares traded on the NASDAQ Global Market during each of the last three years, after giving effect to the one-for-four reverse split executed in December 2011, are summarized in the table below:

	High	Low
2012	$4.31	$1.25
2011	$10.00	$2.01
2010	$11.76	$4.80

As of April 22, 2013, the market price of our ordinary shares was $3.86. We cannot assure you that the market price of our ordinary shares will return to previous levels. The market price of our ordinary shares may continue to fluctuate substantially due to a variety of factors, including:

•	impairments of our intangible assets;
•	our continued operating losses and negative cash flows;
•	our continued non-compliance with our debt covenants;
•	our inability to secure funding;
•	any actual or anticipated fluctuations in our or our competitors’ quarterly revenues and operating results;
•	shortfalls in our operating results from levels forecast by securities analysts;
•	adverse consequences of litigation;
•	public announcements concerning us or our competitors;
•	the introduction or market acceptance of new products or service offerings by us or by our competitors;
•	changes in product pricing policies by us or our competitors;
•	changes in security analysts’ financial estimates;
•	changes in accounting principles;
•	sales of our shares by existing shareholders; and
•	the loss of any of our key personnel.

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

As of April 22, 2013, we had 10,678,065 ordinary shares outstanding and 773,711 ordinary shares reserved for issuance under our employee equity compensation plans, including 609,561 shares reserved for issuance upon the exercise of outstanding employee options, warrants and unvested restricted stock units. As of such date, we also had the following commitments to issue our ordinary shares:

•	127,928 ordinary shares issuable upon exercise of warrants issued by us to institutional investors in connection with the private placement consummated in October 2009; and

•	3,000 ordinary shares issuable upon exercise of warrants issued to Liolios Group, Inc., in connection with certain services provided to us.

We registered for resale the shares underlying the warrants issued to the institutional investors in October 2009, pursuant to registration rights agreements entered into with such investors. For more information, see “Item 5.B - Liquidity and Capital Resources – Contractual Commitments and Guarantees.”

The exercise of options by employees and office holders, vesting of restricted stock units granted to employees and office holders, exercise of warrants by investors and conversion of loans to equity, would dilute the ownership interests of our existing shareholders. Any sales in the public market of our ordinary shares issuable upon exercise of options, warrants or conversion rights, could adversely affect the market price of our ordinary shares. If a large number of our ordinary shares is sold in a short period, the price of our ordinary shares would likely decrease.

Our U.S. investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Although we believe that in 2012, we were not a passive foreign investment company, or PFIC, as that term is defined under the Internal Revenue Code of the United States of 1986, as amended, referred to as the Code, we cannot assure you that the United States Internal Revenue Service will agree with our position. Generally, a foreign corporation such as we are, would be treated as a PFIC for U.S. federal income tax purposes  if after applying certain look-through rules (i) 75% or more of its gross income in a taxable year (including its pro-rata share of the gross income of any U.S. or foreign company in which it is considered to own 25% or more of the shares by value) is passive income, or (ii) the fair market value of its assets averaged quarterly over the taxable year that produce, or are held for the production of, passive income is at least 50% (including its pro-rata share of the assets of any company in which it is considered to own 25% or more of the shares by value). Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a PFIC, our U.S. investors could suffer adverse tax consequences, including being taxed at ordinary income tax rates and being subject to an interest charge on gain from the sale or other disposition of our ordinary shares and on certain “excess distributions” with respect to our ordinary shares. For additional information regarding our PFIC status, see the discussion under Item 10.E. Taxation — United States Federal Income Tax Considerations — Tax Consequences If We Are a Passive Foreign Investment Company.”

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we may follow certain home country corporate governance practices instead of certain listing requirements, which may not afford shareholders with the same protections that shareholders of domestic companies have.

As a foreign private issuer whose ordinary shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Global Market. A foreign private issuer that elects to follow a home country practice instead of such requirements must submit to the NASDAQ Global Market in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. We follow home country practice with regard to distribution of annual reports to shareholders, meetings of independent directors in which only independent directors participate, approval of share compensation plans and changes in such plans and approval of share issuance or potential issuance which results in a change of control of the company.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

In order to maintain our current status as a “foreign private issuer,” as such term is defined in Rule 405 under the Securities, where more than 50 percent of our outstanding voting securities are directly or indirectly owned by residents of the United States, we must not have any of the following: (i) a majority of our executive officers or directors being U.S. citizens or residents, (ii) more than 50% of our assets being located in the U.S., or (iii) our business being principally administered in the U.S. If we were to lose our “foreign private issuer” status:

•
we would no longer be exempt from certain of the provisions of U.S. securities laws such as, Regulation FD, exemptions for filing beneficial ownership reports under Section 16(a) for officers, directors, and ten (10%) percent shareholders (Forms 3, 4, and 5), and the Section 16(b) short swing profit rules;

•	we would be required to commence reporting on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K, rather than the forms currently available to us, such as Forms 20-F and 6-K;
•	we would be subject to additional restrictions on offers and sales of securities outside the United States;

•	we may lose the ability to reply upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers;
•	we would be required to include substantially more information in proxy statements than presently provided; and
•
if we engage in capital raising activities after losing our foreign private issuer status, there is a higher likelihood that investors may require us to file resale registration statements with the SECas a condition to any such financing.

We expect that complying with these additional requirements, if we are no longer considered a foreign private issuer, would significantly increase our legal and audit fees which in turn, could have a material adverse affect on our business, financial condition and results of operations.

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

B.            Business Overview

Our Business

We develop and market unique enterprise legacy lifecycle information technology, or IT, modernization solutions and provide tools and professional services to selected customers.

IT Legacy Modernization Solutions

Our IT legacy modernization solutions enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure to more modern environments in order to more effectively compete in today’s business environment. We also provide professional services on an ongoing basis for customers who use our technology for specific tasks that run continually.  The combination of our comprehensive modernization tools and services with our unique methodology provides an efficient and cost-effective process for extending the return on investment of existing enterprise IT assets.]

Our complete modernization solutions consist of a combination of automated technologies, tools and services that minimize the risk throughout the whole life cycle of the modernization process. Our solutions are based on technologies and services that support the following functionalities:

•	Understanding and mapping an application;
•	Migration of platforms, databases and languages and data;
•	Testing;
•	Remediation;
•	Data mirroring; and
•	Ongoing monitoring and management of environments.

Our solutions allow customers to fully leverage their current systems and applications, speed up and reduce the cost of the renewal process, and effectively update their systems in order to be more agile when having to adapt to new business demands or regulations. In addition, by using our technologies, customers gain the added value of extending their systems to be ready for future demands, such as Service Oriented Architecture (SOA) and cloud computing. Our modernization solutions are offered to customers in numerous business market sectors, particularly IT, financial services and insurance.

Our solution portfolio includes software products, software tools, and professional services that address IT challenges that organizations and companies face today, including:

•	lack of agility and responsiveness to changing business needs;
•	difficulty in recruiting and retaining mainframe professionals;
•	growing cost of infrastructure software licenses, maintenance and operations;
•	difficulties in complying with new regulations; and
•	use of old technologies which prevent access to modern tools and inhibit the ability to meet business expectations.

Our solutions enable companies to:

•	better understand and manage their IT systems and resources;
•	effectively plan and carry out strategic projects that provide real business value;
•	transformation to modern technology enables enterprises to recruit professional resources easily;
•	significantly decrease maintenance, human resource, and technology costs;
•	easily integrate packaged applications and build customized applications;
•	substantially transform applications and databases in order to address regulatory and business changes;
•	directly gain access to cutting edge technology and new business channels; and
•	leverage off mainframe computing in either a public or private cloud.

Our comprehensive enterprise technologies span mainframe, midrange, and client/server computing platforms. We have enhanced our expertise through the successful completion of projects for many large organizations over the past two decades, establishing our credibility and achieving international recognition and presence. Based on our technology, we develop and market software products, tools, and related methodologies. We deliver our tools and methodologies together with training and support in order to provide enterprises with comprehensive and one stop shop solutions, primarily for the modernization of existing IT systems.

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

Our solutions cover legacy databases modernization such as CA-IDMS DB/DC, ADABAS, IMS DB and VSAM, to relational databases, such as DB2, Oracle, and SQL Server. Our tools perform automated conversions that provide companies with fully functional compliance for source and target applications and minimal application, functional, and logical program flow changes. Our solution leaves no residuals, emulation software, or translation procedures and allows system support to continue uninterrupted during the migration project. As a result of the conversion process, the migrated application operates more efficiently, is easier to maintain, and contains complete documentation of the customer’s knowledge base and guidelines.

Platform Modernization

A range of automated migration tools that convert a range of platforms, including IBM mainframe with operating systems such as VSE, z/OS, in addition to Fujitsu ICL, to Unix, Linux, Windows, and Java / .Net. Our tools can be customized to fit the unique IT configuration and business rules of each customer site. The tools convert platforms to a pure, native installation (e.g., Java or C#) so that programs are not required to run under emulation or through translation techniques. Our solutions assist companies with reducing IT costs maintaining service levels, setting and upgrading standards, implementing the new IT environment, training IT users, implementing new facilities such as a security system or a batch scheduler, and testing for functional equivalence.

Using our various automated migration tools, and through cooperation with our partners, we offer COBOL migrations, System i and mainframe solutions. We formed the following alliances for providing these solutions:

•	an alliance with Dell for assisting companies to rehost mainframe applications on more cost-efficient, open platforms;
•	a collaboration with Fujitsu for assisting companies to migrate COBOL/CICS applications into Fujitsu NetCOBOL and the Fujitsu NeoKicks and NeoBatch environments for handing CICS and batch/JCL
•	a partnership with Oracle for assisting companies to migrate their legacy databases to the Oracle database;
•	advanced membership in IBM’s Partnerworld program to work together with IBM to modernize customers’ databases and applications on the mainframe platform; and
•	ongoing cooperation with SUN/Oracle that focuses on rehosting customers off of the mainframe and onto SUN’s UNIX platform.

BluePhoenix™ CTU is a set of automated migration tools for converting COBOL and 4GLs (fourth generation languages) such as ADSO, Natural, CA Gen (formerly COOL: Gen) to COBOL, Java/J2EE and C#/.Net. This reliable, time-efficient, and comprehensive solution enables site-wide installation, simultaneous testing, and implementation of batch programs. In addition, our tools identify the compatibility of the code, convert it to the new standards required by customers, and analyze converted programs to identify potential problems.

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

Following is a description of our principal investments and divestitures during the last three fiscal years, as well as those currently in progress:

Sale of Operations of BridgeQuest. In November 2012, we announced the initiation of the sale of the operations of BridgeQuest, Inc. and its relevant subsidiary, which was completed in February 2013. Total consideration for BridgeQuest Inc. was $6,500. In addition, as part of the sale agreement, we are expected to receive additional consideration upon collection of existing account receivables. BridgeQuest Inc., a North Carolina corporation that manages and operates a professional outsourcing center in St. Petersburg, Russia, was purchased by us in April 2007. The consideration amounted to $2.0 million. Under the terms of the transaction, we committed to pay to the selling shareholders additional consideration computed based on BridgeQuest’s revenues and earnings before interest and taxes, during 2007-2009. For 2007, the contingent consideration amounted to $1.8 million and was recorded as goodwill in 2007. Under an amendment to the agreement entered into in January 2008, we granted to the selling shareholders warrants to purchase 200,000 BluePhoenix ordinary shares upon reaching a certain financial milestone. The warrants were valued at $2.5 million based on the Black-Scholes pricing model applied as of the commitment date, and such amount was recorded as additional goodwill in 2008. These warrants were exercised in 2008. On December 31, 2008, we signed an additional amendment to the purchase agreement, pursuant to which we paid to the selling shareholders in 2009 and 2010 additional aggregate consideration of $1.6 million. This amount was recorded as goodwill in 2008.

Sale of AppBuilder to Magic. In 2011, we entered into an agreement with Magic Software Enterprises Ltd., referred to as Magic, pursuant to which we sold to Magic our AppBuilder technology. The net consideration for the AppBuilder was $12.5 million, of which approximately $3.8 million was deposited in escrow. As of April 22, 2013, $100,000 is still held in escrow and is expected to be released on June 30, 2013, subject to the fulfillment of certain conditions. As a result of the transaction, we recorded a capital loss of $4.1 million in 2011, mostly derived from the realization of goodwill in the amount of $13.1 million. In 2012, we recorded a capital gain of $2.3 million in relation to proceeds received from this transaction.

In addition, as part of the agreement with Magic, we undertook to provide Magic with certain professional services during a three-year period commencing at the closing of the transaction. Revenues generated from these services in 2011 and 2012, were $483,000 and $1.44 million, respectively. Following the sale of operations of BridgeQuest Inc., we do not expect to derive additional revenues from these services in 2013.

Sale of Liacom. In May 2012, we completed the sale of our 51% share holdings in Liacom Systems Ltd. for an aggregate consideration of $1.7 million. This sale was part of our strategic plan to focus on the legacy modernization business. The proceeds from the sale were used to repay loans.

Sale of Knowledge Management Business. In June, 2012, we entered into an agreement for the sale of our holdings in BluePhoenix Knowledge Management Systems Ltd., for a consideration of $550,000. We purchased the knowledge management business in December 2009 for approximately $3.0 million. The criteria for payment of additional contingent consideration were not met and therefore no additional consideration was accrued.

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

ASNA. In August 2007, we entered into an agreement to purchase the entire outstanding share capital of Amalgamated Software North America Inc. (ASNA), a private company based in San Antonio, Texas, for total consideration of $7.0 million. The criteria for payment of additional contingent consideration were not met and therefore no additional consideration was accrued. In December 2010, we sold our holdings in ASNA, including its holding interest in a Spanish affiliated company, for a consideration of $2.0 million, $1.5 million of which were paid to us in December 2010 and the remaining $500,000 had to be paid in December 2012. As a result of the sale, we recorded capital loss of $4.0 million in 2010. In December 2011, we reached an agreement with the buyer pursuant to which the second payment of $500,000 was reduced to $420,000 and paid earlier in two installments, in December 2011 and January 2012.

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

Cicero Inc. (formerly Level 8 Systems Inc.). Pursuant to an agreement signed in October 2007 with Cicero, we repaid $1.7 million on behalf of Cicero to cover a portion of Cicero’s credit facility at Bank Ha’Poalim. In connection therewith, the bank released a $2.0 million bank guarantee previously provided by us to the bank to secure Cicero’s bank loans. As consideration therefore, Cicero issued to us 2,546,149 ordinary shares of Cicero and a $1.0 million senior promissory note, bearing an annual interest rate of LIBOR + 1% (or in the event of any unpaid interest, LIBOR + 4%) payable in two installments, of which the first installment of $350,000 was paid in 2008. An amount of $200,000 out of the second installment, was paid in January and March 2012. Following an agreement with Cicero in April 2012, we received $380,000 as the last and final installment of the loan. During 2009 and 2010, we sold all of our shareholdings in Cicero for an aggregate amount of $299,000.

Customers

We provide our modernization solutions directly to our customers or through our strategic partners, such as IBM, CSC, Oracle, Microsoft, HP, NCS, T-Systems, Cognizant, CapGemini and Dell. Additionally, from time to time, other IT services companies license our technologies for use in modernization projects in various markets. Our partners include system integrators, as well as other software vendors who assist us in increasing our penetration and exposure in the market. We provide solutions to our partners’ customers in collaboration with the system integrator’s team. In most cases, the partners provide related services to the customers. Our arrangements with our partners vary. We may enter into distribution agreements under which we grant license rights to our partners or to the partners’ customers or provide related services, or a combination of both. Alternatively, we may enter into subcontractor relationships with our strategic partners.

A substantial portion of our agreements are in the form of fixed price contracts. These projects bear risks and uncertainties as we price these contracts based on estimates of future costs, duration of the project, and the impact of potential changes in the scope of the work. We also enter into other types of contracts, including annual maintenance contracts, license agreements, and arrangements on a time and materials basis.

In 2012, NCS PTE Ltd. and CenterPoint Energy Service Company LLC accounted for 14.3% and 11.7% of our revenues, respectively. In 2011, no individual customer accounted for 10% or more of our revenues.  In 2010, SDC accounted for 21.8% of our revenues.

The following table summarizes the revenues from our tools and services by geographic regions based on the location of the end customer for the periods indicated:

	Year ended December 31,
	2012	2011	2010
	(in thousands)

North America	3,182	3,765	9,054
Europe	4,488	11,918	27,105
Israel	1,382	2,666	3,686
Other	1,572	3,121	2,127
	$10,624	$21,471	$41,972

Research and Development

We continue to reinvest in our company through our investment in technology and process improvement. We also invest in a skilled and specialized workforce. In 2012, our investment in research and development amounted to $691,000, as compared to $3.1 million in 2011 and $5.2 million in 2010. This decrease is attributable to the restructuring of the company's activities to focus on the core business and products we intend to market in the future.  Accordingly, we reduced our investment in certain of our databases modernization tools, Client/Server tools, and re-hosting tools. However, we have continued to invest and increased our investment in our Language transformation tool (CTU).

Enterprise IT Automated Migration

Language Migration—In the area of automated language migration, we continue to build on, and develop our COBOL and 4GL migration solutions. Our assets in the migration area cover an integrated migration tool – CTU, which includes automated migration of IBM Mainframe environment to Java or C# (COBOL, JCL, Utilities, Sort, VSAM and CICS). In addition, we have separated solutions for COOL:Gen, ADSO, Natural, PL/I and other transformations. We continue to extend the support target platform of these transformations to include J2EE and .NET platforms.

Chief Scientist Grants

PowerText—We received through a subsidiary, an aggregate of approximately $300,000 in grants from the Office of the Chief Scientist in the Ministry of Industry, Trade and Labor of the State of Israel, or the OCS, for the development of PowerText. PowerText is a software solution for automated electronic document mining, management and presentment. Royalties of 3% are payable to the OCS on all sales of PowerText up to 100% of the dollar-linked grant received.

The balance of the contingent liability relating to the royalties payable by our subsidiaries to the OCS, at December 31, 2012, amounted to approximately $235,000.

Other Grants

During 2007, our subsidiary, I-Ter, received an amount of $585,000 from the Ministry of Production in Italy for I-Ter’s Easy4Plan product. 36.5% of the funds received constitute a grant, and the remaining 63.5%, is a 10-year loan to be repaid by I-Ter in annual installments until September 2018. The loan bears a minimal annual interest of 0.87% and is linked to the euro. As of December 31, 2012, the remaining loan balance was approximately $210,000. Our subsidiary's operations have been reduced significantly, which may result in the Ministry of Production in Italy requiring the immediate repayment of the full outstanding loan amount.

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

Challenges and Opportunities

In a market that continues to innovate and evolve, new technologies and practices, by definition, render existing technology deployments out-of-date - or legacy. By the same measure, however, in order for us to capitalize on the constant source of legacy solutions, we must evolve our solutions portfolio to deal with the changing definition of what constitutes “leading edge” technologies and the growing set that is deemed to be “legacy.” Over time, as one legacy set of technologies is gradually replaced, we must be capable of addressing the modernization needs of the next set of aging technologies. However, these cycles are slow and provide us with the time to update our tools and products and build the necessary knowledge in house.

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

Major system integrators in our market include IBM, HP, Accenture and Cap Gemini, some of whom, we also partner with. IBM has established Legacy Modernization as a strategic aspect of its long-term application development strategy. Major system integrators have a specific and dominant advantage in the underlying application development infrastructure associated with many legacy environments (predominantly IBM mainframes) and a large service delivery capability. In some cases, we cooperate with some of these system integrators in providing specific solutions or portions of a comprehensive project. Major offshore outsourcers in the market include TCS, WIPRO, Infosys and Patni. Both systems integrators and offshore outsourcers have vertical market groups offering consulting and professional services. Although system integrators and offshore outsourcers often have the advantage of brand recognition and depth of resources, their ability to compete with purely automated tool-based modernization techniques is still limited. Modernization approaches that use relatively inexpensive offshore manual labor to conduct migration projects are still more expensive than those conducted using automated tools and are more prone to project risks and delays.

We also face competition from niche tools and solutions companies operating in the enterprise IT modernization continuum.

Examples of businesses that address specific sub-segments of the market include MicroFocus, Meta Ware, Ateras, Anubex, Migrationware, Alchemy Solutions, HTWC, Speedware and Dell.

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

C.            Organizational Structure

We run our worldwide operations through several wholly owned and controlled subsidiaries, the significant of which are named below:

Name of Subsidiary	Ownership Interest	Country of Incorporation
BluePhoenix Solutions USA Inc.	100%	United States
BluePhoenix Solutions U.K. Limited	100%	United Kingdom
Bluephoenix Legacy Modernization s.r.l.	100%	Italy
BluePhoenix Solutions Srl.	100%	Romania
Zulu Software Inc.	72%	United States

D.            Property, Plants and Equipment

We, together with our subsidiaries and affiliates, currently occupy approximately 1,297 square meters of office space. The aggregate annual rent we paid for our facilities in 2012 was $530,000. The following table presents certain information about our current facilities and the terms of lease of these facilities.

Country and State	City	Sq. Meters	Expiration	Annual anticipated rental fees in 2013(*) in thousands $

Israel	Herzliya	242	December 2013	65

USA	Virginia	235	November 2013	52

Romania	Bucharest	802	August 2015	156

United Kingdom	Buckinghamshire	12	July 2013	12

United Kingdom	Buckinghamshire	3	July 2013	5

Italy	Riccione	4	December 2013	8

Total		1,297		298
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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We engage in the IT modernization solutions business and provide professional services. During 2011 and 2012, we pursued our strategic plan in order to focus on the legacy modernization business. Accordingly, we sold certain activities and our holdings in certain subsidiaries, and shut down certain of our operations as described below.

We have experienced a significant decline in our revenues from $42.0 million in 2010 to $21.5 million in 2011 and to $10.6 million in 2012. The decline in our revenues stems from the sale of AppBuilder technology in 2011 and certain other activities and subsidiaries in 2012, as well as the general economic recession, including in the financial services and banking sector, which resulted in a decline in the number of our customers.

Economic conditions in our target markets have experienced a significant prolonged downturn and remain uncertain. Challenging economic times have caused, among other things, a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, and reduced corporate profits and capital spending, all of which have had and continue to have a negative effect on our business, results of operations and financial condition. Our services, particularly in modernization projects, deal with customer mission critical applications and encapsulate risk for the customer. Therefore, our customers are often more cautious in entering into these types of transactions with us, and consequently, the process for approval and signing of deals may be lengthy and expensive.

In response to these market conditions, we are focusing on providing customers with legacy modernization solutions that have a cost effective impact on the customers’ information technology spending, which is particularly important during difficult economic environment.

We sought to offset the decrease in our revenues by instituting initiatives to reduce costs, improve working capital and mitigate the effects of the different related economic conditions on our business. The number of our employees has decreased from approximately 300 at the end of 2010 to approximately 180 at the end of 2011 and to approximately 108 at the end of 2012. As labor costs constitute a substantial portion of our costs of revenues, selling and administrative expenses and research and development expenses, the significant amount of severance and other termination costs contributed to our losses and negative cash flow in 2011 and 2012.

In 2011, we entered into an agreement with Magic, pursuant to which we sold to Magic our AppBuilder technology. The net consideration for the AppBuilder was $12.5 million, of which approximately $3.8 million was deposited in escrow. As of April 22, 2012, $100,000 is still held in escrow and is expected to be released on June 30, 2013, subject to the fulfillment of certain conditions. As a result of the transaction, we recorded a capital loss of $4.1 million in 2011, mostly derived from the realization of goodwill in the amount of $13.1 million. In 2012, we recorded a capital gain of $2.3 million in relation to proceeds received from this transaction.

In addition, as part of the agreement with Magic, we undertook to provide Magic with certain professional services during a three-year period commencing at the closing of the transaction. Revenues generated from these services in 2011 and 2012, were $483,000 and $1.44 million, respectively. Following the sale of operations of BridgeQuest Inc., we do not expect to derive additional revenues from these services in 2013.

Our investment in research and development in 2012 amounted to $691,000, compared to $3.1 million in 2011 and $5.2 million in 2010. The decrease in software development costs in 2011 compared to 2010 and further in 2012, was attributable to the implementation of our cost saving plan which was aimed to reduce the overall number of our employees, including those engaged in research and development activities.

We have also incurred significant charges related to impairment losses on our goodwill.  Pursuant to impairment tests performed in 2011 and 2010, impairment losses of $9.6 million and $13.2 million, respectively, related to goodwill of our overall IT modernization reporting unit were identified and charged to income. These impairment losses are attributed mainly to the decrease our in revenues and the decline in our share price. In 2012, following an impairment test we performed, no goodwill impairment losses have been identified.

In May 2012, we completed the sale of our 51% share holdings in Liacom, for an aggregate consideration of $1.7 million. This sale was part of our strategic plan to focus on the legacy modernization business. The proceeds from the sale were used to repay loans.

In June, 2012, we entered into an agreement for the sale of our holdings in BluePhoenix Knowledge Management Systems Ltd., for a consideration of $550,000.

In November 2012, we announced the initiation of the sale of the operations of BridgeQuest, Inc. and its relevant subsidiary, which was completed in February 2013. We received $6,500 and expect to receive additional amounts upon collection of existing account receivables.

On September 11, 2012, we reported the voluntary delisting of our ordinary shares from trading on the Tel Aviv Stock Exchange, which delisting became effective on December 13, 2012.

Challenges and opportunities

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

Discontinued Operation

In May 2012, we completed the sale of our 51% controlling interest in Liacom and in November 2012, we announced the initiation of the sale of the operations of BridgeQuest, Inc. and its relevant subsidiary, which was completed in February 2013. Liacom and BridgeQuest met the definition of a component. Accordingly, the results of operation of Liacom and BridgeQuest as discontinued operation in the statement of operations and prior periods' results have been reclassified. Unless stated otherwise specifically, all figures in this annual report, exclude Liacom’s and BridgeQuest's results, which are presented as a discontinued operation. See Note 13 to our financial statements included in Item 18 of this annual report, referred to as our financial statements.

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

Revenues derived from direct software license agreements are recognized in accordance with Financial Accounting Standards Board, or FASB, ASC Topic 985 “Software” (“ASC 985”), upon delivery of the software, when collection is probable, the license fee is otherwise fixed or determinable, and persuasive evidence of an arrangement exists.

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

Goodwill and intangible assets are tested for impairment by comparing the fair value of the reporting unit with its carrying value. Commencing 2012, fair value is determined using the market approach for which we utilize the current value of our publically traded ordinary shares adjusted for a control premium. Write downs may have an adverse affect on our operating results. Future events could cause us to conclude that impairment indicators exist and that additional intangible assets associated with our acquired businesses are impaired. In addition, we evaluate a reporting unit for impairment if events or circumstances change between annual tests, indicating a possible impairment. Examples of such events or circumstances include: (i) a significant adverse change in legal factors or in the business climate; (ii) an adverse action or assessment by a regulator; (iii) a more likely than not expectation that a portion of the reporting unit will be sold; (iv) continued or sustained losses at a reporting unit; (v) a significant decline in our market capitalization as compared to our book value; or (vi) the testing for recoverability of a significant asset group within the reporting unit.

We have one operating segment and one reporting unit related to overall IT modernization. We utilize a two-step method to perform a goodwill impairment review in the fourth quarter of each fiscal year or when facts and circumstances indicate goodwill may be impaired. In the first step, we determine the fair value of the reporting unit using the market approach. If the net book value of the reporting unit exceeds the fair value, we would then perform the second step of the impairment test which requires allocation of the reporting unit's fair value of all of its assets and liabilities in a manner similar to a purchase price allocation, with any residual fair value being allocated to goodwill. The implied fair value of the goodwill is then compared to the carrying value to determine impairment, if any. In 2011and 2010, we performed impairment tests, and identified impairment losses of $9.6 million and $13.2 million, respectively, related to goodwill of our overall IT modernization reporting unit, which were charged to operations. We attribute this impairment primarily to the decline in revenues and the decline in prices.

Prior to 2012, we determined the fair value of a reporting unit using the Income Approach, which utilizes a discounted cash flow model. We corroborated the fair values using the Market Approach. Judgments and assumptions related to revenue, gross profit, operating expenses, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. Additionally, we evaluated the reasonableness of the estimated fair value of the reporting unit by reconciling to its market capitalization. This reconciliation allowed us to consider market expectations in corroborating the reasonableness of the fair value of the reporting unit. Following such reconciliation, we found that there was no material difference (approximately 2.9%) between the fair value of the reporting unit and its market capitalization as of December 31, 2011. We will continue to monitor market trends in our business and our calculation of market capitalization for purposes of identifying possible indicators of impairment. Should we have other indicators of impairment, as previously discussed, we will be required to perform an interim step one impairment analysis, which may lead to a step two analysis resulting in goodwill impairment. Additionally, we would then be required to review our remaining long-lived assets for impairment.

In determining gain or loss on disposal of a portion of the AppBuilder technology in 2011 and Liacom in 2012, the amount of goodwill that was included in that carrying amount of the disposed reporting unit was based on the relative fair values of the disposed of business and the portion of the reporting unit that was retained.

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

Income taxes. As a multinational corporation, we are subject to taxation in many jurisdictions, and the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in various taxing jurisdictions. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty.  Accounting for uncertainty in income taxes requires that tax benefits recognized in the financial statements must be at least more likely than not of being sustained based on technical merits. The amount of benefits recorded for these positions is measured as the largest benefit more likely than not to be sustained. Significant judgment is required in making these determinations. As of December 31, 2012, there are no unrecognized tax benefits. Deferred taxes are determined utilizing the “asset and liability” method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, when it is more likely than not that deferred tax assets will not be realized in the foreseeable future. In calculating our deferred taxes we are taking into account various estimations, which are examined and if necessary adjusted on a quarterly basis, regarding our future utilization of future carry forward losses.

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

Recently Issued Accounting Pronouncements

In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The ASU requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified. The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified. This ASU is effective prospectively for reporting periods beginning after December 15, 2012. Its adoption of ASU 2013-02 is not expected to have any material impact on its consolidated financial statements.

In July 2012, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update 2012-02, “Intangibles—Goodwill and Other (Topic 350): Testing Indefinite Intangibles Assets for Impairment,” which amended the guidance in ASC 350-30 on testing indefinite-lived intangible assets, other than goodwill, for impairment allowing an entity to perform a qualitative impairment assessment. If the entity determines that it is not more likely than not that the fair value of the reporting unit is less than the carrying amount, further testing of indefinite-lived intangible assets for impairment is not required and the entity would not need to calculate the fair value of the asset and perform a quantitative impairment test. In addition, the standard did not amend the requirement to test these assets for impairment between annual tests if there is a change in events or circumstances; however, it revised the examples of events and circumstances that an entity should consider in interim periods, which are identical to those assessed in the annual qualitative assessment described above. ASU 2012-02 was effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption being permitted. The Company believes that the adoption of this standard will not have a material impact on its consolidated statements.

In December 2011, the FASB issued Accounting Standard Update No. 2011-11, “Balance Sheet (210): Disclosures about Offsetting Assets and Liabilities,” which requires additional disclosures about the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein, with retrospective application required. In January 2013, the FASB issued Accounting Standard Update No. 2013-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.” We believe that the adoption of both the standard and the update will not have an impact on our consolidated financial statements

Our Reporting Currency

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

Following is a summary of the most relevant monetary indicators for the reported periods:

For the year ended	Inflation rate in Israel	Revaluation (Devaluation) of NIS against the US$	Revaluation (Devaluation) of euro against the US$
December 31,	%	%	%
2010	2.7	(6.0)	8.0
2011	2.2	7.7	3.3
2012	1.6	(2.3)	(2.0)

A.            Operating Results

The following table presents the percentage relationships of certain items from our consolidated statement of operations, as a percentage of total revenues for the periods indicated:

	Year ended December 31,
	2012	2011	2010
	%	%	%
Revenues	100.0	100.0	100.0
Cost of revenues	66.4	74.3	68.5
Gross profit	33.6	25.7	31.5
Research and development costs	6.5	14.2	12.3
Selling, general, and administrative expenses	81.7	73.2	63.8
Loss on sale of subsidiary and AppBuilder	(11.2)	18.9	9.5
Goodwill impairment	-	44.9	31.4
Operating loss	(43.4)	(125.6)	(85.5)
Financial expenses, net	50.4	5.2	1.9
Other income, net	(5.5)	0.0	0.0
Loss before taxes on income	(88.4)	(130.8)	(87.4)
Income tax (expense) benefit	2.1	15.2	(0.7)
Net loss from continued operation	(90.4)	(146.0)	(86.8)
Loss from discontinued operation	13.8	5.2	4.1
Net loss	(104.3)	(151.2)	(90.9)
Net results attributable to non-controlling interests	3.3	(0.4)	0.1
Net loss attributable to BluePhoenix’ shareholders	(107.6)	(150.8)	(91.0)

Years Ended December 31, 2012 and 2011

Revenues. Revenues decreased by 51% from $21.5 million in 2011 to $10.6 million in 2012. The decrease is mainly attributable to the sale of AppBuilder technology in 2011 which contributed a significant portion of our revenues in 2011, as well as from the sale of certain subsidiaries in 2012. Revenues were also affected by the general economic recession, including in the financial services and banking sector, which resulted in a decline in the number of our customers.

Our revenue is dependent upon the strength of the worldwide economy. In particular, we depend upon our customers making continuing capital investments in information technology products. These spending levels are impacted by the worldwide level of demand for enterprise legacy IT modernization solutions and services. Demand for these is normally a function of prevailing global or regional economic conditions and is negatively affected by a general economic slow-down as consumers reduce discretionary spending on information technology upgrades. Although there have been indications that the economy may be improving in many areas, this has not resulted in an increase in purchases by our customers. Our results were also affected by the decline in the financial services industry, which is one of our target markets. In 2011, approximately 42% of our revenues derived from the financial services industry, compared to 16% in 2012. Revenues derived from IT Software/Services industry were approximately 39% of our revenues in 2011 and 30% of our revenues during 2012.

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

We currently concentrate our resources on providing legacy modernization solutions and services. Our revenues are generated from legacy systems modernization (turn-key projects, products and related maintenance) and from long term services and maintenance contracts. Revenues generated from legacy systems modernization decreased by 6%, from $10.5 million in 2011 to $9.9 million in 2012. The decrease is mainly due to decrease in revenues from consulting services to legacy modernization customers and the decrease in revenues from software licenses. The decrease was partly offset by revenues from turn-key projects. As a percentage of revenues, revenues from legacy modernization increased from 49% of revenues during 2011 to 93% of revenues during 2012.

Revenues generated from our products (software licenses) decreased by 82% from $2.9 million during 2011 to $521,000 during 2012. Revenues generated from our services decreased by 46% from $18.6 million during 2011 to $10.1 million during 2012.

The table below presents the breakdown of our revenues based on the location of our customers for the periods indicated:

	Year ended December 31,
	2012	2011	2010
	%

North America	30	18	21
Europe	42	55	65
Israel	15	12	9
Other	15	15	5
	100	100	100

Revenues from customers located in Europe, as a percentage of revenues, decreased from 55% in 2011 to 42% in 2012. The decrease stems from the sale of AppBuilder activity, located in Europe, as well as from loss of customers.

Gross Profit. Gross profit decreased by 35% from $5.5 million in 2011 to $3.6 million in 2012. The decrease is mainly attributable to the significant decrease in revenues in 2012 compared to 2011.

Gross profit as a percentage of revenues, was 34% in 2012 compared to 26% in 2011. The increase is mainly attributable to a decrease in the amortization of intangible assets, as well as the decrease in certain direct costs, which was partially offset by the increase in salary costs as a percentage of revenues.

Cost of revenues. Cost of revenues consists of salaries, amortization of intangible assets, fees paid to independent subcontractors and other direct costs. Cost of revenues decreased by 56% from $16.0 million in 2011 to $7.1 million in 2012. This decrease resulted primarily from the reduction in our workforce, as well as the amortization of intangible assets which contributed $1.5 million to our cost of revenues during 2012. Cost of revenues as a percentage of revenues decreased from 74% in 2011 to 66% in 2012. This decrease is attributable to the decrease in amortization of intangible assets, as well as the decrease in certain direct costs, which was partially offset by the increase in salary costs as a percentage of revenues.

Research and development costs. Research and development costs consist of salaries and consulting fees that we pay to professionals engaged in the development of new software tools and related methodologies. Our development costs are allocated among our modernization suite of tools and are charged to operations as incurred. Research and development costs decreased by 77% from $3.1 million in 2011 to $691,000 in 2012. The decrease was mainly as a result of the reduction in our research and development activities, shifting of our research and development activities to our cost-effective off-shore centers, reallocation of professional human resources from research and development to the delivery of turn key projects and termination of employment of a significant number of employees. As a percentage of revenues, research and development costs decreased from 14% in 2011 to 7% in 2012.

Selling, general, and administrative expenses. Selling, general, and administrative expenses consist primarily of wages and related expenses, travel expenses, sales commissions, selling expenses, marketing and advertising expenses, rent, insurance, utilities, professional fees, depreciation and amortization. Selling, general, and administrative expenses decreased by 45% from $15.7 million in 2011 to $8.7 million in 2012. This decrease is attributable to our cost saving plan resulting in dismissal of employees. As a percentage of revenues, selling, general and administrative expenses increased from 73% in 2011 to 82% in 2012. The increase was as a result of the significant decline in revenues. Expenses for doubtful accounts decrease from $3.8 million in 2011 to $178 in 2012, based on a quarterly reassessment.

Gain on sales of subsidiaries and AppBuilder. Gain on sale of subsidiaries and AppBuilder, in 2012, amounted to $2.3 million, and mainly constitute proceeds previously received at the AppBuilder transaction that were subject to fulfillment of certain conditions that have been met. This amount was partially offset against $1.1 million loss on sale of subsidiaries.

Goodwill impairment. Our goodwill is tested for impairment on an annual basis or whenever events or circumstances indicate impairment may have occurred. In 2011, an impairment loss of $9.6 million was identified and attributed to goodwill of our overall IT modernization reporting unit, which was charged to operations. We attribute this impairment to the decline in the number of modernization projects performed by us and the decline in prices for our products, resulted from the continuing effect of the global economic and financial downturn and market uncertainty, which caused a significant decrease in our revenues. In 2012, no goodwill impairment was identified.

Financial expenses, net. Financial expenses increased from $1.1 million in 2011 to $5.4 million in 2012. Financial expenses include mainly interest paid on a loan extended by third party and expense due to derivative financial instruments. Financial expenses also include accounting charges related to warrants previously issued by us, that we record as a derivative, and expenses from fluctuations in foreign currency exchange rate that were offset by income from hedging activity. The increase in financial expenses is mostly attributable to (a) the increase in fair value of embedded derivative in connection with the loans received from our three shareholders; and (b) accounting charges related to warrants issued by us in prior years, that we record as a derivative. Financial expenses for 2012 also include expenses from fluctuation in foreign currency exchange rates that were offset by income from hedging activity.

Other income, net. Other income, net was $580,000 in 2012 and constitutes the repayment of loan extended by us to Cicero Inc.

Taxes on income. In 2012, we had taxes on income of $221,000 compared to taxes on income of $3.3 million in 2011. The tax expense in 2012 is compounded from $54,000 current tax expense and $167,000 tax expenses related to previous years. We have net operating losses carried forward for tax purposes in the amount of approximately $93 million.

Net loss (profit) from discontinued operation. Net loss from discontinued operation is attributed to Liacom and BridgeQuest. Net loss from discontinued operation was $1.5 million in 2012 compared to $1.1 million in 2011.

Net income (loss) attributable to non-controlling interest. Net income attributable to non-controlling interest in 2012 was $351,000 compared to net loss of $91,000 in 2011, and represented the non-controlling share in the net profit (loss) of our subsidiaries, Zulu Software Inc. and Liacom (until it was sold in May 2012). The change in non-controlling interest results from the change in the net profit of this subsidiary.

Years Ended December 31, 2011 and 2010

Revenues. Revenues decreased by 49% from $42.0 million in 2010 to $21.5 million in 2011. The decrease is mainly attributable to the decline in the number of our customers.

Revenues from AppBuilder technology in 2011 amounted to $8.6 million, representing 40% of our revenues.

Our results were also affected by the decline in the financial services industry which was one of our principal target markets. In 2011 and 2010, approximately 42% and 54% of our revenues, respectively, was derived from the financial services industry.

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

We continued to suffer from a decrease in revenues generated from legacy systems modernization in 2011, which decreased by 36%, from $14.7 million in 2010 to $9.4 million in 2011. The decrease is mainly attributable to the loss of three major customers for our consulting services, a decrease in revenues from products, as well as a continuing decrease in the revenues from our turn-key projects. As a percentage of revenues, revenues from legacy modernization increased from 35% of revenues in 2010 to 44% of revenues in 2011.

Revenues generated from our products (software licenses) decreased by 63%, from $7.9 million in 2010 to $2.9 million in 2011. Revenues generated from our services decreased by 45% from $34.0 million in 2010 to $18.6 million in 2011.

The table below presents the breakdown of our revenues based on the location of our customers for the periods indicated:

	2011	2010
	%	%
North America	18	21
Europe	55	65
Israel	12	9
Other	15	5
Total	100	100

Revenues from customers located in Europe, as a percentage of revenues, decreased in 2011 compared to 2010 mainly as a result of the loss of three major customers of our consulting services.

Gross Profit. Gross profit in 2011 decreased by 58% from $13.2 million in 2010 to $5.5 million in 2011. The decrease is attributable to:

•	a significant decrease in revenues in 2011 compared to 2010;
•
a reduction in our cost of revenues lagging behind the decrease in our revenues, which was due to our continued workforce reduction, and our incurring severance and other termination costs in connection with the workforce reduction; and

•	pricing pressures in attracting new customers.

As a percentage of revenues, gross profit was 26% in 2011 compared to 32% in 2010. The decrease was mainly attributable to the decrease in revenues from our products which have a higher margin.

Cost of revenues. Cost of revenues decreased by 44% from $28.7 million in 2010 to $16.0 million in 2011. This decrease resulted primarily from the reduction in our workforce, as well as the amortization of intangible assets which contributed $3.7 million to our cost of revenues in 2011. Cost of revenues as a percentage of revenues increased from 68% in 2010 to 74% in 2011. This increase was attributable to the continuing decrease in revenues in 2011 compared to 2010 and in particular to the decrease in revenues from our products.  As a result, as well as the significant amount of severance and other termination costs incurred by us in 2011, our labor costs were not reduced commensurate with the decrease in revenues

Research and development costs. Research and development costs decreased by 41% from $5.2 million in 2010 to $3.1 million in 2011, mainly as a result of reduction in our research and development activities, shifting of our research and development activities to our cost-effective off-shore centers, reallocation of professional human resources from research and development to the delivery of turn key projects and termination of employment of a significant number of employees. As a percentage of revenues, research and development costs increased from 12% in 2010 to 14% in 2011.

Selling, general, and administrative expenses. Selling, general, and administrative expenses decreased by 41% from $26.8 million in 2010 to $15.8 million in 2011. This decrease is attributable to the continued implementation of our cost saving plan resulting in dismissal of employees. As a percentage of revenues, selling, general and administrative expenses increased from 64% in 2010 to 73% in 2011 as a result of the significant decline in revenues in 2011 and the high costs of our cost saving plan relating to the severance pay for dismissed employees. Expenses for doubtful accounts increased from $2.1 million in 2010 to $3.8 million in 2011, based on a quarterly reassessment.

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

Financial expenses, net. Financial expenses increased from $802,000 in 2010 to $1.1 million in 2011. The increase in financial expenses is mostly attributable to interest paid on a loan extended by a third party. Financial income attributed to the warrants issued by us in recent years decreased from $1.6 million in 2010 to $786,000 in 2011. This financial income attributed to the warrants is treated under ASC 815-40-15, under which the warrants (ratchet down of exercise price based upon lower exercise price in future offerings), which are not indexed to our own stock and therefore are a derivative financial liability, are bifurcated and separately accounted for and being recorded.

Taxes on income. In 2011, we had taxes on income of $3.3 million compared to income tax benefit of $276,000 in 2010. Taxes on income in 2011 are compounded from $348,000 current tax expense, $2.7 million deferred taxes and $230,000 tax related to previous years.

Net income (loss) attributable to non-controlling interests. Net income attributable to non-controlling interest in 2011 was $91,000 compared to net loss of $55,000 in 2010. The change in non-controlling interest results from the change in the net profit of these subsidiaries.

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

Private Placements

In 2004, we completed a $5 million private placement of convertible debentures and warrants to institutional investors. Pursuant to our agreement with the institutional investors, in March 2006, the institutional investors exercised their right to purchase from us, for an aggregate purchase price of $3 million, additional convertible debentures due in 2009. In 2008, the institutional investors converted the entire principal amount of the debentures into 405,198 ordinary shares. As of April 22, 2013, all outstanding warrants were expired.

In November 2007, we completed a $35 million private placement of ordinary shares and warrants issued to institutional investors. The net proceeds from the offering were mainly used for repayment of debt. As of April 22, 2013, all outstanding warrants were expired.

In October 2009, we completed a $4.2 million private placement of ordinary shares and warrants issued to institutional investors. Under the Securities Purchase Agreement entered into with the institutional investors, we sold to the investors 341,144 ordinary shares and the investors were also granted Series A Warrants exercisable into 204,686 ordinary shares, until October 2014, of which warrants to purchase 127,928 ordinary shares are still outstanding. The adjusted exercise price of these warrants is $ 1.5634 per share.  Other warrants issued to the investors expired.  As agreed with the investors, we registered the shares purchased by the investors and those underlying the warrants for resale under an effective registration statement.

Credit Facilities with Banks

As of April 22, 2013, we have outstanding credit facility with Bank Leumi Le’Israel Ltd. The aggregate amount outstanding under this credit facility as of April 22, 2013, was $170,000. In connection with this credit facility, we are committed to a minimum cash balance covenant.

As part of our arrangement with the bank, we provided the bank with a floating charge on our assets and a fixed charge on our goodwill, as well as certain other fixed charges.

Agreements with our Three Major Shareholders

On March 19, 2012, we entered into a series of agreements with three of our shareholders: (i) Lake Union Capital Management, LLC, referred to herein as Lake Union; (ii) Prescott Group Capital Management, LLC, referred to herein as Prescott; and (iii) Columbia Pacific Opportunity Fund, LP, referred to herein as Columbia, and together with Lake Union and Prescott, collectively referred to herein as the “three shareholders.”

The agreements entered into with the three shareholders, and referred to herein as the “transactions,” include the following:

(a)
an Assignment and Assumption Agreement pursuant to which the rights and obligations of the lenders with respect to a $5 million loan granted to us in April 2011, by a financial institution and other lenders, referred to herein as the original loan and original lenders, respectively, were purchased from the original lenders by Lake Union, Prescott and Columbia, in equal shares, subject to certain terms and conditions;

(b)	an Amended Loan Agreement (as further amended on April 15, 2012) pursuant to which:

•	the maturity date of the loan purchased by the three shareholders from the original lenders, would be May 1, 2014;
•	the loan would bear interest at a rate of 6% per annum from the date of its extension, and the loan would be payable in quarterly installments;
•	any payment not paid by us when due, would bear interest at a rate of 8% per annum and after 6 months from the date the payment was due, would bear interest at a rate of 9.5% per annum;
•
we could pay the accrued interest in ordinary shares at the request of the three shareholders, or at our discretion, if we reasonably believed that we did not have available funds to pay a certain interest installment in cash, taking into account our other obligations. The conversion rate to be used for calculating the amount of shares to be issued upon conversion of the accrued interest would be determined according to the lower of 20-day volume weighted average price per share (three trading-days prior to the payment date, every quarter) or $3 per share;

•
the three shareholders were granted the right to convert the principal amount of the loan and interest accrued thereon into ordinary shares, at any time prior to August 31, 2012, at a price which is the lower of (i) the 30-day volume weighted average price per share of our ordinary shares, calculated as of the end of the two trading-days prior to the closing; or (ii) $3 per share. Additionally, the three shareholders were granted the right to convert the principal amount of the loan and the accrued interest into ordinary shares at any time that the loan is outstanding at a price of $3 per share;

•
we undertook to refrain from entering into a transaction with a third party or series of related transactions, under which more than fifty percent (50%) of our outstanding share capital following such transaction or series of related transactions, would be held by a person or entity or group of affiliated entities, other than the existing shareholders as of the date of closing, unless the buyers were approved in advance by the three shareholders, such approval shall not be unreasonably withheld;

•
we undertook that upon full repayment of the debts to the banks, the second-ranking liens registered in the name of the three shareholders, should become senior to any and all security interests granted by us and that we shall not grant any senior or pari passu security interests to any other party;

In accordance with the amendment to the Amended Loan Agreement, we agreed that on or prior to August 31, 2012, we would issue to the lenders ordinary shares at an amount equal to 18.7% of our outstanding share capital as of the date of issuance. However, in the event that any of the three shareholders elected to exercise the conversion option with respect to the loan, as described above, such shareholder would not be entitled to its portion in the share issuance. Whereas all of the three shareholders exercised their conversion option prior to August 31, 2012, we did not issue to them the additional 18.7% portion of our share capital.

(c)
a Bridge Loan Agreement (as amended on September 5, 2012) referred to in this annual report as the Bridge Loan Agreement, for extension to us of (a) a $500,000 bridge loan; and (b) additional loans of up to $1.5 million to be extended by the three shareholders no later than April 3, 2013, insofar as so mutually agreed by the parties.  Pursuant to the Bridge Loan Agreement:

•	the maturity date of the bridge loan and any additional loans, if extended, is April 3, 2013;
•
the bridge loan, following the shareholder approval, and any additional loans, as of the date of their extension (insofar as extended), will bear interest at a rate of 8% per annum, and shall be payable in one installment on April 3, 2013, or at any earlier date at our discretion, subject to the conversion rights of the parties as set forth below;

•
we are entitled to pay the accrued interest, in ordinary shares, at the request of the three shareholders, or at our discretion, if we reasonably believe that we do not have available funds to pay a certain interest installment in cash, taking into account our other obligations.   Additionally, the three shareholders shall have the right to convert the entire amount of the bridge loan and any additional loans, if extended, together with interest accrued thereon, into ordinary shares.  The number of ordinary shares to be issued will be calculated according to the lower of (i) the 20-day volume weighted average price per share of the ordinary shares calculated as at the end of the three trading-days prior to the interest payment date; or (ii) $3 per share;

•
additionally, the three shareholders were granted the right at any time prior to November 30, 2012, to convert (in full and not in part) the principal amount of the loan extended under the Bridge Loan Agreement and interest accrued thereon, into ordinary shares, at a price per share equal to the 30-day volume weighted average price per share of our ordinary shares calculated as at the end of the two trading-days prior to the closing date of the Bridge Loan Agreement;

•
the loans under the Bridge Loan Agreement were secured by a second ranking fixed pledge and charge over the company’s goodwill, a floating charge over the company’s assets and a fixed charge on the company’s rights to receive payments from insurance of the company‘s tangible assets. We undertook that the aforesaid security interest would be second only to pledges and charges that are registered in favor of the banks and their successors and assignees; and

(d)
a Registration Rights Agreement pursuant to which we were required to file a registration statement on Form F-3 to cover the resale of the ordinary shares issued upon conversion of the abovementioned loans and interest accrued thereon.

The transactions with the three shareholders were subject to shareholder approval, which has been obtained.

Each of the three shareholders, the original lenders, and us irrevocably released and waived the other parties and their directors, officers, representatives and other affiliated parties, from any liability with regard to events that occurred prior to the date of the closing of the Amended Loan Agreement.

During July and August 2012, the three shareholders exercised their conversion right with respect to the total outstanding amount under the loan assigned to them by the original lenders, and accordingly, in reliance upon the exemption from the registration provisions of the U.S. Securities Act of 1933, as amended, set forth in Section 4(2) thereof, we issued to the three shareholders 3,350,534 shares, of which 1,111,911 were issued to Lake Union, 1,121,194 to Prescott and 1,117,429 to Columbia.  In September 2012, the three shareholders exercised their conversion right with respect to the total outstanding amount under the bridge loan, and accordingly, in reliance upon the exemption from the registration provisions of the U.S. Securities Act of 1933, as amended, set forth in Section 4(2) thereof, we issued to the three shareholders 327,858 ordinary shares. As a result of these conversions, our obligations under the Amended Loan Agreement and the Bridge Loan Agreement were satisfied in full. As agreed with the three shareholders, we registered the shares issued to the three shareholders under the transactions, for resale under an effective registration statement.

Cash and Cash Equivalents

As of December 31, 2012, we had cash and cash equivalents of $2.6 million and working capital of $2.8 million. As of December 31, 2011, we had cash and cash equivalents of $4.0 million and negative working capital of $1.7 million. The working capital increased primarily due to the decrease in short-term loans and the decrease in trade payables and other account payables. This was partially offset by the decrease of trade account receivables and cash and cash equivalent.

Net cash used in operating activities during 2012, was $4.3 million compared to $8.4 million during 2011. The change is primarily attributable to the significant decrease in our operating loss following the completion of the implementation of our cost saving plan. In addition, in 2012, we incurred negative cash flow, at an amount of $1.2 million, due to the change in operating assets and liabilities. In 2011, we had positive cash flow of $3.0 million. Trade receivables, net decreased by $611,000 compared to 2010. The decrease in trade receivables, net was a result of the decrease in revenues and the collection of account receivables. This was offset by a decrease in trade payables at an amount of $1.3 million. Other receivables and other payables increased in 2011 compared to 2010, by $676,000 and $126,000, respectively.

Net cash provided by investment activities in 2012, was $8.0 million compared to $3.7 million in 2011. Cash provided by investment activities in 2012 includes restricted cash of $4.1 million, proceeds from sales of subsidiaries and AppBuilder of $4.0 million, investments in fixed assets of $111,000 and proceeds from sale of property and equipment of $50,000. Net cash provided by investment activities in 2011 was $3.7 million and includes proceeds from sales of subsidiaries and AppBuilder of $8.6 million, contingent consideration for previously purchased subsidiaries and activities of $1.2 million, investments in fixed assets of $301,000 and proceeds from sale of property and equipment of $32,000.

Net cash used in financing activities was $5.1 million in 2012 and $3.6 million during 2011, which consisted primarily from repayment of loans to the banks and to third party.

Capital Expenditures

Our capital expenditures include the consideration paid for acquired activities and technologies.

During 2012, we received proceeds from the sale of AppBuilder in an amount of $2.3 million. As of April 22, 2013, $100,000 million is still held in escrow and is expected to be released on June 30, 2013, subject to the fulfillment of certain conditions.

In addition, during 2012, we received proceeds from a sale of subsidiaries and AppBuilder in an aggregate amount of $4.0.

Investment in property and equipment required to support our software development activities was comprised mainly of office reconstruction, computers and peripheral equipment and was $111,000 in 2012 and $301,000 in 2011. The decrease was primarily the result of the implementation of our cost savings plan and the decrease in the number of our employees.

In 2011 and 2012, we did not repurchase any of our shares. As of December 31, 2012, we had repurchased an aggregate of 592,810 of our ordinary shares under our buy-back programs, for an aggregate of approximately $15.2 million. Some of the repurchased shares were allotted to employees and consultants in connection with the exercise of options and vesting of RSUs under our option and award plans. Under our buy-back programs, we may purchase our shares from time to time, subject to market conditions and other relevant factors affecting us. Under the Israeli Companies Law, 1999, referred to as the Companies Law, the repurchased shares held by us do not confer upon their holder any rights. The first buy-back program adopted in May 1998 enables us to purchase our shares, utilizing up to $5 million. Under the second buy-back program adopted in September 1998, and amended in May 1999, we may purchase, up to an additional 500,000 ordinary shares. We do not currently intend to make any additional repurchases under these two buy-back programs. The closing price of our ordinary shares as quoted on the NASDAQ Global Market on April 22, 2013 was $3.86.

Contractual Commitments and Guarantees

2009 Warrants

In October 2009, as part of a $4.2 million private placement, we issued to institutional investors Series A Warrants exercisable into 204,686 ordinary shares, until October 2014, of which warrants to purchase 127,928 ordinary shares are still outstanding. The adjusted exercise price of these warrants is $1.5634 per share.  Other warrants issued to the investors expired.  As agreed with the investors, we registered the shares purchased by the investors and those underlying the warrants for resale under an effective registration statement.

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

Chief Scientist

One of our subsidiaries has entered into an agreement with the Office of the Chief Scientist, or OCS. This subsidiary is obliged to pay royalties to the OCS at a rate of 3% on sales of the funded products, up to 100% of the dollar-linked grant received in respect of the products from the OCS. As of December 31, 2012, the contingent liability amounted to $235,000.

Ministry of Production in Italy

During 2007, our subsidiary, I-Ter, received an amount of $585,000 from the Ministry of Production in Italy under a plan called Easy4Plan. Approximately $371,000 of that amount is in the form of a 10-year loan payable in equal annual installments until September 2018. The loan bears an annual interest of 0.87% and is linked to the euro. As of December 31, 2012, the remaining loan balance was approximately $210,000. Our subsidiary's operations have been reduced significantly, which may result in the Ministry of Production in Italy requiring the immediate repayment of the full outstanding loan amount.

Operating Leases

We are committed under operating leases for rental of office facilities, vehicles, and other equipment for the years 2013 until 2015. Annual rental fees under current leases are approximately $760,000. In connection with the office leases, we issued bank guarantees of $8,000 in the aggregate.

Indemnification of Office Holders

We entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to certain limitations. For more information, see “Item 7.B. Related Party Transactions – Indemnification of Office Holders.”

Effective Corporate Tax Rates

Under Israeli law, Israeli corporations are generally subject to 25% corporate tax. An Israeli company is subject to tax on its worldwide income. An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid by the subsidiary in its country of residence, subject to certain conditions. Israeli tax payers are also subject to tax on income from a controlled foreign corporation, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary, if such subsidiary’s primary source of income is a passive income (such as interest, dividends, royalties, rental income, or capital gains)

Our international operations are taxed at the local effective corporate tax rate in the countries of our subsidiaries’ residence.

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

E.             Off-Balance Sheet Arrangements

In connection with the sale of our AppBuilder technology to Magic in 2011, a portion of the consideration was put in escrow. As of April 22, 2013, $100,000 is still deposited in escrow. Subject to the fulfillment of certain conditions, the escrow funds are expected to be released on June 30, 2013.

F.        Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2012:

	Payment due by period
Contractual Obligations	Total	Less than 1 year	1–2 years	3-5 years	More than 5 years
	In thousands $

Operating Lease Obligations	581	257	324	-	-

Loans from Banks	498	217	160	121	-

Total	1,079	474	484	121	-

The above table does not include royalties that we may be required to pay to the OCS and that may reach, in the aggregate, as of December 31, 2012, $235,000. For more information about grants received from the OCS, see “Item 4.B. Business Overview – Research and Development.” We are unable to reasonably estimate the amounts that we will eventually be required to pay to the OCS, if at all, and the timing of such payments, since these payments depend on our ability to sell products based on the OCS-funded technologies and the timing of such sales, if any.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

A.       Directors and Senior Management

The following table describes information about our executive officers and directors as of April 22, 2013.

Name	Age	Position

Melvin L. Keating	66	Chairman of the Board
Matt Bell	39	Chief Executive Officer
Rama Sheffer	38	Director of Finance
Brian Crynes (1)(2)(3)	65	Director
Carla Corkern (1)(2)(3)	46	Director
Thomas J. Jurewicz (1)(2)	48	Director
Harel Kodesh	63	Director

________________
(1)	Member of the audit committee and compensation committee.
(2)	Independent director under The NASDAQ Global Market listing requirements.
(3)	An outside director.

Melvin L. Keating has served as a director and chairman of our board of directors since January 2012. Mr. Keating has served as a consultant to various private equity firms since October 2008, and has served as a director of various corporations as described below. From October 2005 through October 2008, Mr. Keating was president and chief executive officer of Alliance Semiconductor Corp., in Santa Clara, CA, a worldwide manufacturer and seller of semiconductors (NASDAQ). Mr. Keating is currently a director of several other publicly traded companies, including Red Lion Hotels Corp (NYSE), API Technologies Corp (NASDAQ), Crown Crafts, Inc. (NASDAQ) and Marlborough Software Development (successor to Bitstream Inc.). Mr. Keating holds both an MS in accounting and an MBA in finance from the Wharton School at the University of Pennsylvania and holds a B.A. in art history from Rutgers University.

Matt Bell has served as our chief executive officer since July 2012. Prior to joining our company, in 2011, Mr. Bell served as chief operating officer at PitchBook Data, Inc. Between 2007 and 2011, Mr. Bell served as vice president of sales and business development for 3 enterprise startup companies backed by a venture capital firm from Seattle. Mr. Bell also served as general manager of sales of RealNetworks where he managed the enterprise, education, government, and ASP sales throughout North America. He also managed all enterprise OEM business globally. Mr. Bell holds a B.A. in business and administration specializing in marketing and finance from the University of Washington.

Rama Sheffer has joined our company in 2010 as a controller and was appointed as director of finance in January 2013. Between 2001 and 2010, Ms. Sheffer worked at BDO Israel Consulting Group, a corporate finance advisory company related to our auditors BDO Ziv Haft, and in her last role Ms. Sheffer served as a senior manager. Prior to that, Ms. Sheffer was an attorney at Gornitzki Law Office. Ms. Sheffer holds an LLB and a BA in accounting from the Tel-Aviv University and is a certified public accountant in Israel.

Brian Crynes has served as a director and as a member of our audit committee since September 2012. Mr. Crynes served as interim chief information officer at Russell Investments, during 2009 and 2010. Prior to that, from 2001 to 2008, Mr. Crynes served as chief information officer at Starbucks Coffee Company. Between 1997 and 2001, Mr. Crynes served as chief information officer at Coca-Cola Amatil, Ltd. Prior to that, from 1994 to 1997, Mr. Crynes served as business unit chief information officer at Bristol-Myers Squibb, Inc. Between 1989 and 1993, Mr. Crynes served as senior director, Cross Functional Systems at Apple, Inc. From 1983 to 1989, he served as vice president, information systems at New York Daily News, Inc. Mr. Crynes holds both a B.S. in mathematics and an M.B.A in finance from the University of Scranton.

Carla Corkern has served as a director and as a member of our audit committee since April 11, 2013. Ms. Corkern has served as chief executive officer and chairman of the board of Talyst, Inc. since 2008. During 2006 and 2007, she served as president of extended care at Talyst, Inc. and thereafter, until 2008, she served as chief operating officer. Between 2004 and 2006, Ms. Corkern served as vice president of engineering and chief operations officer at Vykor, Inc. During 2004, Ms. Corkern acted as principal of Cosmochan Consulting. In 2001 and 2002, she served as vice president and general manager of Netegrity, and from 1999 to 2001, she served as vice president, professional services and training at DataChannel Inc. Ms. Corkern was the president and founder of Isogen International, until its sale to DataChannel Inc. in 1999. Ms. Corkern holds a BS in technical communication finance from Louisiana Tech University.

Thomas J. Jurewicz has served as a director since December 2012 and as a member of our audit committee since February 2013. Between 1999 and 2011, Mr. Jurewicz held various financial positions at VMware, Inc. and its subsidiaries, including treasurer, interim CFO, director and EMEA controller. Prior to that, Mr. Jurewicz held various financial roles at CMC Industries, Inc., NETCOM and On-Line Communications. Early in his career, he was an investment banker for Merrill Lynch & Co. Mr. Jurewicz holds an MBA from Stanford University, and a BS in applied mathematics from Yale University.

Harel Kodesh has served as a director since June 2012. Mr. Kodesh has served as an executive vice president at VMware since 2011. Prior to that, between 2008 and 2011, Mr. Kodesh was the president of EMC's Cloud Infrastructure Business and the chief executive officer of Decho, an EMC subsidiary, focused on personal information management in the cloud. Between 2003 and 2008, Mr. Kodesh served as chief product officer at Amdocs, Inc. Prior to that, Mr. Kodesh held a variety of executive positions at Microsoft, including vice president of the information appliance division. During 2000 until 2003, Mr. Kodesh served as president and chief executive officer of Wingcast, Inc., a company formed by Qualcomm and Ford Motor Company to provide services for sending, receiving, and storing information via telecommunication devices to the automotive industry. Mr. Kodesh has MSc in electrical engineering and BSc in computer engineering from the Israel Institute of Technology in Haifa, Israel.

B.            Compensation

In 2012, we paid to all of our directors and executive officers, as a group (14 persons), aggregate remuneration of approximately $758,000. This amount includes cash, bonuses and amounts set aside or accrued to provide pension, social security or similar benefits. This amount does not include amounts expended by us for automobiles made available to our officers and expenses reimbursed to officers (including business travel, professional and business association dues and expenses), RSUs and stock option expenses. During 2012, we granted to all of our directors and executive officers, as a group (13 persons), an aggregate of 387,854 RSUs and options to purchase an aggregate of 300,000 ordinary shares.

Under Israeli law, we are not required to disclose, and have not otherwise disclosed, the compensation of our senior management and directors on an individual basis.

Compensation Committee

The most recent amendment to the Companies Law which came into effect in December 2012, requires publicly traded companies, like us, to establish a compensation committee. In addition, the new amendment to the Companies Law required the adoption of a compensation policy, to be recommended by the compensation committee, with respect to the remuneration of their officers and directors. Such compensation policy must include, among others, certain mandatory provisions as stipulated in the amendment.

The compensation committee is responsible to periodically advise the board of directors as to the necessity to update the compensation policy and to examine its implementation. In the event that a compensation policy is set to expire after a period longer than three years, the compensation committee shall advise the board, every three years, whether such policy should be amended, discontinued or remain intact.

In addition, under the Companies Law, the compensation committee is authorized to approve the compensation of certain officers, including the chief executive officer, the company's directors and the controlling shareholder, if he or she is employed by the company. Furthermore, the compensation committee is authorized to exempt the company from bringing the chief executive officer's compensation to shareholders approval, under certain circumstances stipulated in the Companies Law.

According to the Companies Law, the compensation committee shall be comprised of no less than three directors and only directors eligible to serve as members of the audit committee may serve on the compensation committee. All of the outside directors must serve as members of the compensation committee and shall constitute a majority thereof. The chairman shall be an outside director. The compensation of all members of the compensation committee shall be identical. Our compensation committee is comprised of those three members serving on the audit committee, which currently include our two outside directors and Tom Jurewicz.

Compensation Policy

In February 2013, our board of directors approved our compensation policy (following the recommendation of our compensation committee), which was further approved by our shareholders in April 2013, as required by the Companies Law.

According to the Companies Law, the compensation of our directors and officers must be approved in accordance with our compensation policy, unless certain procedural and substantive requirements are met.

Subject to any extraordinary circumstances stipulated in the Companies Law, the compensation of our officers (who do not also serve as directors), including options, other share-based compensation, procurement of insurance coverage and indemnification, is subject to the approval of the compensation committee and board of directors. The compensation of our directors and chief executive officer is also subject to shareholder approval.

The renewal of our officers' compensation package (including our chief executive officer) may be approved by our compensation committee (without requiring the approval of our board of directors and shareholders) if the compensation committee has determined that the renewed package is not materially different from his or her previous package.

Compensation of our Officers

We maintain written employment agreements or consultancy agreements with our officers. The employment and consultancy agreements are mostly unlimited in term and may be terminated by us upon a six-month prior notice. If we terminate the employment or consultancy agreements, we are required to pay the usual severance pay in accordance with applicable law. In certain cases, we may be required to pay additional severance pay equal to salary and benefits during a period of up to six months and acceleration of RSUs and options granted but not yet vested. The agreements with our officers provide for annual base salary or fees and other benefits such as vacation, sick leave, provision of an automobile, insurance contributions, and non- compete and confidentiality agreements.

Compensation of Our Non-Employee Directors

Our non-employee directors, currently including Mel Keating, the chairman of our board of directors, Tom Jurewicz and Harel Kodesh, receive compensation package, as approved in accordance with the Companies Regulations (Reliefs in Transactions with Related Parties) 2000 in the same amounts and on such terms payable to our outside directors, in accordance with the Companies Regulations (Rules for the Payment of Remuneration and Expenses of Outside Directors) 2002, referred to as the Outside Directors Regulations, as follows:

(a)
Cash Compensation - an annual total compensation of $20,000 consisting of the annual payment (Gmul Shnati), payable in quarterly installments in accordance with the Outside Directors Regulations and per meeting payment (Gmul Hishtatfut), which shall be paid following each meeting in accordance with the Outside Directors Regulations; and

(b)
RSUs Compensation – 30,000 RSUs to be granted to each non-employee director upon his or her initial appointment to the board of directors (and every three years thereafter), under the same terms of the RSUs granted to the outside directors. The RSUs shall vest and become exercisable in equal monthly installments over a period of 36 months following the date of grant.

The grant of the RSUs is made under the terms set forth in our 2007 Award Plan and in accordance with our standard grant letter. In the event of a change of control pursuant to which (i) any shareholder holding less than 25% of the outstanding share capital of the company on the date of grant (except for the three shareholders) shall hold at least 50% of the outstanding share capital of the company;  or (ii) a merger or a sale of 50% or more of the company's activities shall be effected (each of (i) and (ii), referred to herein as a "Change of Control"), then all outstanding RSUs previously granted, shall be automatically vested.

 Compensation of the Chairman of the Board of Directors

On April 11, 2013, our shareholders approved, following the approval of our compensation committee and board of directors, in accordance with the Companies Law, a compensation package for Mr. Keating similar to the compensation package for the non-employee directors, with the exception that the number of RSUs granted to Mr. Keating shall be 45,000 RSUs which shall be granted following the shareholders' approval and shall vest and become exercisable in equal monthly installments over a 36 month period, beginning on March 1, 2013.

It was further resolved by the shareholders, that any chairman of the board appointed from time to time, other than Mr. Keating, shall be entitled to the compensation generally payable to our non-employee directors.

Compensation of Our Outside Directors

In September 2012, our shareholders approved, following the approval of our audit committee and our board of directors, the compensation payable to our outside directors, in accordance with the Companies Regulations (Rules for the Payment of Remuneration and Expenses of Outside Directors) 2002, as follows:

(c)
Cash Compensation - an annual total compensation of $20,000 consisting of the annual payment (Gmul Shnati), payable in quarterly installments in accordance with the Outside Directors Regulations and per meeting payment (Gmul Hishtatfut), which shall be paid following each meeting in accordance with the Outside Directors Regulations; and

(d)
RSUs Compensation – 30,000 RSUs to be granted to each outside director upon his or her initial appointment to the board of directors (and every three years thereafter). The RSUs shall vest and become exercisable in equal monthly installments over a period of 36 months following the date of grant.

The grant of the RSUs is made under the terms set forth in our 2007 Award Plan and in accordance with our standard grant letter. In the event of a change of control pursuant to which (i) any shareholder holding less than 25% of the outstanding share capital of the company on the date of grant (except for the three shareholders) shall hold at least 50% of the outstanding share capital of the company;  or (ii) a merger or a sale of 50% or more of the company's activities shall be effected (each of (i) and (ii), referred to herein as a "Change of Control"), then all outstanding RSUs previously granted, shall be automatically vested.

C.       Board Practices

Pursuant to our articles of association, directors are elected at a general meeting of our shareholders by a vote of the holders of a majority of the voting power represented at the meeting. Additional directors may be elected between general meetings by a majority of our directors. Our board is comprised of four persons, each of whom has been determined to be independent within the meaning of the applicable NASDAQ requirements. Two of these independent directors also serve as outside directors mandated under Israeli law and subject to additional criteria to help ensure their independence (See “Outside Directors” below). Each director, except for the outside directors, holds office until the next annual general meeting of shareholders, when, subject to any law, such director may be reappointed for an additional term of service. Officers are appointed by our board of directors.

Under the Companies Law, a person who lacks the necessary qualifications and the ability to devote an appropriate amount of time to the performance of his or her duties as a director shall not be appointed to serve as a director of a publicly traded company. While determining a person’s compliance with such provisions, the company’s special requirements and its scope of business shall be taken into account. Where the agenda of a shareholders meeting of a publicly traded company includes the appointment of directors, each director nominee is required to submit a declaration to the company confirming that he or she has the necessary qualifications and he or she is able to devote an appropriate amount of time to performance of his or her duties as a director. In the declaration, the director nominee shall specify his or her qualifications and confirm that the restrictions set out in the Companies Law do not apply.

In addition, each director nominee must include in his or her declaration a statement, the content of which shall be that he or she was not convicted for certain criminal or securities laws offenses provided under the Companies Law. Any person nominated to serve as an office holder of a publicly-traded company shall also comply with such disclosure requirements.

Furthermore, under the Companies Law, a person shall not be appointed as a director or an office holder of a publicly-traded company (i) if a court has ordered that due to the severity and circumstances of an offense committed by a nominee, such nominee is not fit to serve as a director or an office holder of a public company; or (ii) the administrative enforcement committee mandated under the Israeli Securities Law, 1969, referred to as the Securities Law, imposed on such nominee restrictions with respect to serving as a director or office holder, as applicable, of a publicly-traded company for a certain period of time.

Under the Companies Law, if a director or office holder ceases to comply with any of the requirements provided in the Companies Law, such director must notify the company immediately, and his or her term of service shall terminate on the date of the notice.

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

The Companies Law provides that a person may not be appointed as an outside director if such person is a relative of the controlling shareholder, or if such person or the person’s relative, partner, employer, another person to whom he was directly or indirectly subject, or any entity under the person’s control, has, as of the date of the person’s appointment to serve as outside director, or had, during the two years preceding that date, any affiliation with any of the following:

•	the company;
•	the company’s controlling shareholder;
•	a relative of the controlling shareholder;
•	any entity controlled by the company or by the controlling shareholder; or
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
•           control; and
•           tenure as an office holder.

No person may serve as an outside director if: (a) the person’s position or other business activities create, or may create a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director; (b) at the same time such person serves as a director of another company on whose board of directors, a director of the other company serves as an outside director; (c) the person is an employee of the Israel Securities Authority or of an Israeli stock exchange; (d) such person or such person’s relative, partner, employer or anyone to whom such person is directly or indirectly subordinate, or any entity under such person’s control, has business or professional relations with any person or entity he or she should not be affiliated with, as described in the preceding paragraph, unless such relations are negligible; or (e) such person received compensation, directly or indirectly, in connection with his or her service as a director, other than as permitted under the Companies Law and the regulations promulgated thereunder.

If, at the time of election of an outside director, all other directors who are not controlling shareholders of such company or their relatives, are of the same gender, the outside director to be elected must be of the other gender. Outside directors are elected by a majority vote at a shareholders’ meeting, provided that either:

(1)
a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the appointment (other than a personal interest which does not stem from an affiliation with a controlling shareholder), present and voting at the meeting, voted in favor of the appointment; or

(2)
the non-controlling shareholders or shareholders who do not have a personal interest in the appointment (other than a personal interest which does not stem from an affiliation with a controlling shareholder) who were present and voted against the election, hold no more than two percent of the voting rights at the company.

Pursuant to the Companies Law, all outside directors must have financial and accounting expertise or professional qualifications, and at least one outside director must have financial and accounting expertise. The terms “financial and accounting expertise” and “professional qualifications” have been defined in regulations promulgated under the Companies Law.

If an outside director ceases to comply with any of the requirements provided in the Companies Law with respect to the appointment of outside directors, such outside director must notify the company immediately, and his or her term of service shall terminate on the date of such notice.

Outside directors are elected for a three-year term and may be re-elected for two additional terms of three years each, provided that with respect to the appointment for each such additional three-year term, one of the following has occurred:

(a) the reappointment of the outside director has been proposed by one or more shareholders holding together one percent or more of the voting rights in the company, and the appointment was approved at the general meeting of the shareholders by a simple majority, provided that: (i) in calculating the majority, votes of controlling shareholders or shareholders having a personal interest in the appointment (other than a personal interest which does not stem from an affiliation with the controlling shareholder) and abstentions are disregarded; and (ii) the total number of shares which voted for the appointment held by shareholders who do not have a personal interest in the appointment (other than a personal interest which does not stem from an affiliation with a controlling shareholder) and/or who are not controlling shareholders, exceed two percent of the voting rights in the company; or

(b) the reappointment of the outside director has been proposed by the board of directors and the appointment was approved by such special majority required for the initial appointment of an outside director.

At present, Brian Crynes and Carla Corkern serve as our outside directors. Mr. Crynes is to hold office until September 4, 2015 and Ms. Corkern is to hold office until April 10, 2016. In accordance with the Israeli Companies Regulations (Alleviation for Public Companies Whose Shares are Listed on a Stock Exchange Outside of Israel) 2000, referred to as the Alleviation Regulations, dual listed companies, such as our company, may re-appoint an outside director for additional terms not exceeding three years each, beyond the three three-year terms generally applicable, provided that, if an outside director is being re-elected for an additional term or terms beyond the three three-year terms: (i) the audit committee and board of directors must determine that, in light of the outside director’s expertise and special contribution to the board of directors and its committees, the re-election for an additional term is to the company’s benefit; (ii) the outside director must be re-elected by the special majority required for the initial appointment and subject to the provisions stipulated in the Companies Law; and (iii) the term during which the nominee has served as an outside director and the reasons given by the audit committee and board of directors for extending his or her term of service must be presented to the shareholders prior to approval of the reappointment.

Each committee exercising the powers of the board of directors is required to include at least one outside director. However, the audit committee is required to include all outside directors serving on the board of directors.

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

Independent Directors under the Companies Law

Pursuant to the Companies Law, a public company, such as BluePhoenix, may include in its articles of association provisions relating to corporate governance. Such provisions may include the number of directors which shall be independent of management. Alternatively, a company may adopt the proposed standard provision included in a supplement to the Companies Law, under which a majority of the directors are to be independent, or, if the company has a controlling shareholder or a 25% or more shareholder, that at least one-third of the directors serving on the board be independent. An “independent director” is defined as a director who meets all of the following:

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

The Alleviation Regulations provide that a director in a dual listed company, such as BluePhoenix, who meets the criteria of an independent director under the relevant non-Israeli rules relating to independence standards for audit committee membership and who meets certain non-affiliation criteria, which are less stringent than those applicable to outside directors, would be deemed an “independent” director pursuant to the Companies Law provided he or she has not served as a director for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less is not deemed to sever the consecutive nature of such director’s service. In accordance with the Alleviation Regulations, a dual-listed company may extend the term of service of its independent directors beyond nine years, for additional terms of service, each of which shall be no more than three years.

As of the date of this annual report, our articles of association have not yet been amended to include these provisions of the Companies Law relating to corporate governance.

Qualifications of Other Directors under the Companies Law

Under the Companies Law, the board of directors of a publicly traded company is required to make a determination as to the minimum number of directors who must have financial and accounting expertise according to criteria that is defined in regulations promulgated under the Companies Law. In accordance with the Companies Law, the determination of the board should be based on, among other things, the type of the company, its size, the volume and complexity of its activities and the total number of directors serving on the board. Based on the aforementioned considerations, our board determined that the number of directors with financial and accounting expertise in our company shall not be less than two.

Audit Committee

The Companies Law requires public companies to appoint an audit committee, comprised of at least three directors, and which shall include all of the company’s outside directors. The majority of the members of the audit committee must be independent directors. The Companies Law further stipulates that the following may not serve as members of the audit committee: (a) the chairman of the board of directors; (b) any director employed by or providing services on an ongoing basis to the company, to the controlling shareholder of the company or an entity controlled by the controlling shareholder of the company; (c) a director whose main income derives from the controlling shareholder; and (d) the controlling shareholder or any relative of the controlling shareholder.

In addition, under applicable NASDAQ rules, we are currently required to have a majority of our board members independent and to maintain an audit committee, whose members are independent of management. Our outside directors, as well as Messrs. Tom Jurewicz and Harel Kodesh, qualify as independent directors under the applicable NASDAQ rules and those of the Securities and Exchange Commission. We have established an audit committee, consisting of Tom Jurewicz and our two outside directors, Brian Crynes and Carla Corkern. The board has determined that Tom Jurewicz is an “audit committee financial expert” as defined by applicable SEC regulations.

Under the Companies Law, the responsibilities of the audit committee include: (a) identifying flaws in the management of a company’s business and making recommendations to the board of directors as to how to correct them; (b) with respect to certain actions involving conflicts of interests and with respect to certain related party transactions, deciding whether such actions are material actions and whether such transactions are extraordinary transactions, for the purpose of approving such actions or transactions; (c) reviewing and deciding whether to approve certain related party transactions and certain transactions involving conflicts of interest, when such authority with respect to such transactions is granted by law to the audit committee; (d) reviewing the comptroller’s work program; (e) examining the company’s internal control structure and processes, the performance of the comptroller and whether the comptroller has at his or her disposal the tools and resources required to perform his or her duties, considering, inter alia, the special needs of the company and its size; (f) examining the external auditor’s scope of work, as well as the external auditor’s fees and providing the corporate organ responsible for determining the external auditor’s fees with its recommendations; and (g) providing for arrangements as to the manner in which the company deals with employee complaints with respect to deficiencies in the administration of the company’s business, and protection to be provided to such employees.

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

Comptroller

Under the Companies Law, the board of directors is required to appoint a comptroller, nominated by the audit committee. The role of the comptroller is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure. Under the Companies Law, the comptroller may be an employee of the company but not an office holder, or an interested party (defined as a holder of 5% or more of the voting rights in the company or of its issued share capital, the chief executive officer of the company or any of its directors, or a person who has the authority to appoint the company’s chief executive officer or any of its directors), or a relative of an office holder or of an interested party. In addition, the company’s external auditor or its representative may not serve as the company’s comptroller.

Compensation Committee

The Companies Law requires public companies to appoint a compensation committee. For more information about our compensation committee, see "Item 6.B. Compensation-Compensation Committee."

Approval of Certain Transactions under the Companies Law

The Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of loyalty includes (i) avoiding any conflict of interest between the office holder’s position in the company and his or her personal affairs; (ii) avoiding any competition with the company; (iii) avoiding exploiting any business opportunity of the company in order to receive a personal advantage; and (iv) revealing to the company any information or documents relating to the company’s affairs that the office holder has received due to his position as an office holder. Each person listed in the table under “Directors and Senior Management” above is an office holder.

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

In addition, the office holder must also disclose any interest held by any corporation in which the office holder owns 5% or more of the share capital, is a director or general manager or in which he or she has the right to appoint at least one director or the general manager. An “extraordinary transaction” is defined as a transaction conducted outside the ordinary course of business, a transaction deviating from otherwise acceptable market terms or a transaction which is likely to have a material impact on the company’s profitability, assets or liabilities.

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

The Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, including a shareholder holding 25% or more of the voting rights in the company if no other shareholder owns more than 50% of the voting rights in the company. If two or more shareholders are interested parties in the same transaction, their shareholdings are combined for the purposes of calculating percentages. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, as well as any engagement by a public company with a controlling shareholder or with the controlling shareholder’s relative, directly or indirectly, with respect to the provision of services to the company, and if such person is also an office holder or an employee of such company, with respect to such person’s terms of compensation, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholder approval must include at least a majority of the shareholders who have no personal interest in the transaction and are voting on the subject matter or, alternatively, the total shares held by those who have no personal interest in the transaction who vote against the transaction must not represent more than two percent of the voting rights in the company. In certain cases provided in regulations promulgated under the Companies Law, shareholder approval is not required. The Israeli Minister of Justice may determine different percentages. Transactions that are for a period of more than three years generally need to be brought for approval in accordance with the above procedure every three years. A “Controlling Shareholder” for this purpose is defined as a person or entity that has the ability to control the company’s affairs. A person or entity shall be presumed to have the ability to control the company’s affairs if (i) it holds 50% or more of any controlling means in the company; or (ii) it holds 25% or more of the voting rights in the company, if no other person holds more than 50% of the voting rights.

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

In addition, our articles of association provide that, subject to the provisions of the Companies Law and the Securities Law, we may enter into a contract to insure an office holder for (i) expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of a proceeding instituted against such office holder in relation to (A) infringements that may impose financial sanction pursuant to the provisions of Chapter H’3 of the Securities Law; or (B) administrative infringements pursuant to the provisions of Chapter H’4 of the Securities Law; or (C) infringements pursuant to the provisions of Chapter I’1 of the Securities Law; and (ii) payments made to the injured parties of such infringement under Section 52(54)(a)(1)(a) of the Securities Law.

Indemnification of Office Holders

Our articles of association provide that, subject to the provisions of the Companies Law and the Securities Law, we may indemnify an office holder to the fullest extent permitted by the Companies Law and the Securities Law, with respect to the following liabilities, expenses and payments, provided that such liabilities, expenses and payments were incurred by such office holder in his or her capacity as our office holder:

(i)  a financial obligation imposed on an office holder in favor of another person by a court judgment, including a compromise judgment or an arbitrator following liabilities, expenses and

(ii)  reasonable litigation expenses, including legal fees, incurred by an office holder as a result of Criminal Inquiry or an investigation or proceeding instituted against such office holder by a competent authority, which inquiry or investigation or proceeding has ended without the filing of an indictment and without an imposition of financial liability in lieu of a criminal proceeding, or has ended in the imposition of a financial obligation in lieu of a criminal proceeding without the filing of an indictment for an offence that does not require proof of mens rea or in connection with financial sanction (the phrases “proceeding that has ended without the filing of an indictment” and “financial obligation in lieu of a criminal proceeding” shall have the meanings ascribed to them in Section 260(a)(1a) of the Companies Law;

(iii) expenses, including reasonable litigation expenses and legal fees, incurred by an office holder as a result of a proceeding instituted against him or her in relation to (a) infringements that may impose financial sanction pursuant to the provisions of Chapter H’3 of the Securities Law; or (b) administrative infringements pursuant to the provisions of Chapter H’4 of the Securities Law; or (c) infringements pursuant to the provisions of Chapter I’1 of the Securities Law;

(iv)  reasonable legal expenses, including attorney’s fees, which the office holder incurred or with which the office holder was charged by a court of law, in a proceeding brought against the office holder, by us or on our behalf or by another person, or in a criminal prosecution in which the office holder was acquitted, or in a criminal prosecution in which the office holder was convicted of an offense that does not require proof of mens rea (criminal intent); and

(v) payments to an injured party of infringement under Section 52(54)(a)(1)(a) of the Securities Law.

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

In addition, the Companies Law provides that a company may not indemnify or insure an office holder for a proceeding instituted against him or her pursuant to the provisions of Chapter H’3, H’4 and I’1 of the Securities Law.

Under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders.

We have procured directors’ and officers’ liability insurance and obtained all necessary approvals.

D.       Employees

The table below presents certain information regarding the number of our employees, the sector in which they are employed and their geographical area of employment, at the end of each of the periods indicated.

	2012	2011	2010
Technical Experts	49	94	186
Research and Development	33	43	54
Sales, General and Administrative	26	43	60
Total	108	180	300

In Israel	19	59	101
In Europe	67	97	156
In the United States	22	24	43

The numbers of employees indicated in the table above include expert consultants who we train for the implementation of our modernization tools and methodologies.

The decrease in the number of employees in 2012 compared to 2011 was mainly attributable to the sale of activities and subsidiaries. In addition, we continued with our effort to reduce costs which included, among others, dismissal of employees. The decrease in the number of employees in 2011 compared to 2010 was attributable to the implementation of our cost saving plan, which included, among others, dismissal of a significant amount of employees.

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

E.       Share Ownership

The following presents information regarding the ownership of our ordinary shares by the persons listed in the table under “Directors and Senior Management,” as of April 22, 2013. The percentage of outstanding ordinary shares is based on 10,678,065 ordinary shares outstanding as of April 22, 2013 (excluding 131,880 ordinary shares held by BluePhoenix).

Unless otherwise specifically indicated, the address of each of the persons set forth below is at c/o BluePhoenix, 8 Maskit Street, Herzliya 46733.

Name	Number of shares beneficially owned(1)	Percentage of outstanding ordinary shares	Number of Restricted Share Units (RSUs)	Number of options to purchase ordinary shares
Mel Keating(2)	*	*	67,534	-
Matt Bell(3)	156,251	1.5%	31,245	125,006
Rama Sheffer	-	-	-	-
Brian Crynes(4)	*	*	7,497	-
Carla Corkern(5)	*	*	2,499	-
Thomas J. Jurewicz(6)	*	*	4,998	-
Harel Kodesh(7)	*	*	7,497	-
All directors and officers as a group (7 persons)	246,276	2.3%	121,270	125,006

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

(2)
Mr. Keating was granted RSUs, of which: (i) 65,034 RSUs are currently convertible into ordinary shares; and (ii) 45,000 RSUs are convertible into ordinary shares in 36 monthly installments, each of 1,250 RSUs, commencing in April 2013.

(3)
Mr. Bell was granted options to purchase 300,000 ordinary shares, exercisable under the following terms: (i) options to purchase 50,000 ordinary shares currently exercisable; and (ii) options to purchase 250,000 ordinary shares, which are exercisable in 30 monthly installments, of 8,333 each, commencing in October 2012. The exercise price of all of these options is $1.80 and they all expire in April 2022. In addition, Mr. Bell was granted 75,000 RSUs which are convertible into ordinary shares in 36 monthly installments, each of 2,083 RSUs, commencing in March 2012.

(4)	Mr. Crynes was granted 30,000 RSUs, convertible into ordinary shares in 36 monthly installments, each of 833 RSUs, commencing in September 2012.
(5)	Mr. Corkern was granted 30,000 RSUs, convertible into ordinary shares in 36 monthly installments, each of 833 RSUs, commencing in April 2013.
(6)	Mr. Jurewicz was granted 30,000 RSUs, convertible into ordinary shares in 36 monthly installments, each of 833 RSUs, commencing in December 2012.
(7)	Mr. Kodesh was granted 30,000 RSUs, convertible into ordinary shares in 36 monthly installments, each of 833 RSUs, commencing in September 2012.

Arrangements Involving the Issuance of BluePhoenix’s Shares or Grant of Options to Purchase Shares

In 1996, we adopted two option plans. One of these option plans was terminated after all options granted under it had been exercised and the other 1996 plan was renamed the BluePhoenix 2003 Employee Share Option Plan. Pursuant to our 2003 Employee Share Option Plan, as amended, we reserved 1,050,000 ordinary shares for issuance to the directors, officers, consultants and employees of the Company and its subsidiaries. As of April 22, 2013, options to purchase 53,946 ordinary shares are available for future award under the plan. The exercise price of the options granted under the 2003 option plan ranges from $1.80 to $24.00.

Our board of directors administers our 2003 option plan in accordance with the principle guidelines approved by the board. Under the 2003 option plan, as amended, options to purchase our ordinary shares may be granted to our and our subsidiaries’ directors, officers, consultants and employees. Our board of directors is empowered, among other things, to designate the grantees, dates of grant, the exercise price of the options and the terms of exercise of the options. In accordance with the Companies Law, grants that require the approval of our compensation committee or shareholders, are also approved by the compensation committee and shareholders, as applicable. Unless determined otherwise by the board, the options generally vest over a two or three-year period. Unvested options are forfeited shortly following termination of employment, unless otherwise agreed. Under the 2003 option plan, the grantee is responsible for all personal tax consequences of the grant and the exercise of the options. Each option granted under the 2003 option plan is exercisable during a term of ten years from the date of grant of the option. The 2003 option plan will expire on August 6, 2017, except as to options outstanding on that date.

In July 2007, we adopted an award plan, referred to as the 2007 Award Plan, under which our board of directors may grant conditional rights to receive BluePhoenix ordinary shares (RSUs) to our and our subsidiaries’ directors, officers, consultants and employees. Our board of directors approved the issuance of the shares under the 2007 Award Plan and award agreements. As of April 22, 2013, we granted 1,381,827RSUs under the plan (excluding RSUs that were granted and canceled). Our board of directors administers the plan and is empowered, among other things, to designate the grantees, dates of grant and the terms of RSUs, including the vesting schedule, all of which in accordance with the principle guidelines approved by the board. In accordance with the Companies Law, grants that require the approval of our compensation committee or shareholders, are also approved by the compensation committee and shareholders, as applicable. Unvested RSUs are forfeited shortly following termination of employment, unless otherwise agreed. Under the 2007 Award Plan, the grantee is responsible for all personal tax consequences of the grant and the sale of the shares. The plan will expire in July 2017.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major Shareholders
To the best of our knowledge, the following table presents information regarding the ownership of our ordinary shares at April 22, 2013 by each person known to be the beneficial owner of 5% or more of our ordinary shares. Options to purchase ordinary shares that are currently exercisable or exercisable within 60 days after the date of this report are deemed outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except where we indicated otherwise, we believe, based on information furnished by these owners, that the beneficial owners of our shares listed below have sole investment and voting power with respect to the shares.

Name and Address	Number of Ordinary Shares Owned		Percent of Total Shares(1)

Prescott Group Capital Management, LLC (2)	2,497,188	(3)	23.5	%(3)

Columbia Pacific Opportunity Fund, LP(4)	4,110,349		36.3%

Lake Union Capital Management, LLC(5)	1,978,329		18.6%

All directors and officers as a group (7 persons)(6)	246,276		2.3%
____________
(1)
Percentages in the above table are based on 10,678,065 ordinary shares outstanding as of April 22, 2013 and do not include 131,880 ordinary shares held by us. Pursuant to Israeli law, these shares do not confer upon the company any voting rights.

(2)
The address of Prescott Group Capital Management LLC is 1924 S. Utica Ave., Suite 1120, Tulsa, Oklahoma 74104. Based on Amendment No. 5 to Schedule 13D filed on September 12, 2012, by Prescott Group Capital Management, L.L.C., referred to as Prescott Capital, Prescott Group Aggressive Small Cap, L.P. and Prescott Group Aggressive Small Cap II, L.P., referred to together, as the Small Cap Funds, beneficially own 2,497,188 ordinary shares. Prescott Capital, as the general partner of the Small Cap Funds, and Mr. Phil Frohlich, as managing member of Prescott Capital, may also be deemed to beneficially own the 2,497,188 ordinary shares held by the Small Cap Funds. Prescott Capital and Mr. Frohlich disclaim beneficial ownership of the ordinary shares held by the Small Cap Funds, except to the extent of their pecuniary interest therein. By virtue of his position with Prescott Capital and the Small Cap Funds, Mr. Frohlich has the sole power to vote and dispose of the 2,497,188 ordinary shares owned by the Small Cap Funds.

(3)
Number of ordinary shares beneficially owned prior to the offering and offered hereby includes 102,343 ordinary shares underlying currently exercisable warrants beneficially owned by Prescott Group Capital Management LLC.

(4)
The address of Columbia Pacific Opportunity Fund, LP is c/o Columbia Pacific Advisors, LLC, 1910 Fairview Avenue East, Suite 500, Seattle, Washington 98102. Based on Amendment No. 7 to Schedule 13D filed on April 15, 2013, by Columbia Pacific Advisors, LLC, Columbia Pacific Advisors, LLC has the sole power to vote or to direct the vote of, and to dispose of or to direct the disposition of the 4,110,349 ordinary shares, of which 4,073,826 shares are held in the portfolio of Columbia Pacific Opportunity Fund, LP and 36,523 shares are held in the portfolio of Columbia Pacific Partners Fund, Ltd., established by Columbia Pacific Advisors LLC on April 1, 2013. Messrs. Alexander B. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty serve as the managing members of Columbia Pacific Advisors, LLC, which is primarily responsible for all investment decisions regarding the investment portfolios of Columbia Pacific Opportunity Fund, L.P. and Columbia Pacific Partners Fund, Ltd. Each of Columbia Pacific Opportunity Fund, L.P., Columbia Pacific Partners Fund, Ltd., Alexander B. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty disclaims beneficial ownership over the shares, except to the extent of their pecuniary interest therein. As of April 12, 2013, the reporting persons identified in Amendment No. 7 to Schedule 13D filed on April 15, 2013, by Columbia Pacific Advisors, LLC, determined that they may seek to influence material business decisions relating to the future of our company. The reporting persons indicated that they will monitor developments at our company on a continuing basis and may communicate with members of management and the board of directors, potential members of management or potential board members, other shareholders or others on matters related to us.

(5)
The address of Lake Union Capital Management LLC is 601 Union Street, Suite 4616, Seattle, WA, 98101. Based on Amendment No. 3 to Schedule 13D filed on September 21, 2012, by Michael Self, Lake Union Capital Fund LP, Lake Union Capital TE Fund, LP and Lake Union Capital Management, LLC, Lake Union Capital Fund LP, referred to as the Partnership, may be deemed to be the beneficial owner of and has shared voting and dispositive power with respect to 1,561,512 ordinary shares. Lake Union Capital TE Fund, LP, referred to as the TE Partnership, has shared voting and dispositive power with respect to 416,817 ordinary shares, Lake Union Capital Management, LLC, referred to as the Investment Manager, has shared voting and dispositive power with respect to the 1,978,329 ordinary shares owned beneficially by private investment vehicles, including the Partnership and the TE Partnership (collectively, the Funds), for which the Investment Manager serves as investment manager, referred to as the Funds. Michael Self, in his capacity as a managing member of the Investment Manager, has shared voting and dispositive power with respect to the 1,978,329 ordinary shares owned beneficially by the Funds.

(6)	Includes options to purchase ordinary shares exercisable within 60 days of the date hereof and restricted share units vested within 60 days of the date hereof.

Our previous major shareholders as reported in our annual reports for the past three years include (i) Arik Kilman, who held 355,622 of our ordinary shares as of March 20, 2011, constituting 5.7% of our then outstanding ordinary shares; and (ii) our three major shareholders that entered into transactions with us pursuant to which we issued to them ordinary shares which increased their shareholding in the company. For more information see “Item 5.B Liquidity and Capital Resources-How We Have Financed Our Business-Agreements with our Three Major Shareholders.”

All of our ordinary shares have equal voting rights. Under our two buy-back programs (as described in “Item 5.B. Liquidity and Capital Resources” above), two of our subsidiaries purchased ordinary shares, and as of April 22, 2013, BluePhoenix holds 131,880 of our ordinary shares. Under applicable Israeli law, so long as the shares are held by BluePhoenix, they do not confer upon their holder any rights.

As of April 22, 2013, there were 10 record holders of our ordinary shares. Of these record holders, 8 holders had mailing addresses in the United States owning an aggregate 99.7% of our outstanding ordinary shares.

B.       Related Party Transactions

Transaction with our Three Major Shareholders

In March 2012, we entered into a series of transactions with our three major shareholders, as amended on April 15, 2012 and on September 5, 2012. The transaction and any amendments thereto were approved by our audit committee, board of directors and shareholders. For additional information about this transaction, see “Item 5.B. Liquidity and Capital Resources-How We Have Financed our Business-Agreements with our Three Major Shareholders.”

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

Exemption of Office Holders from Liability

Pursuant to our current letter of indemnification granted to our directors and officers, as previously approved by shareholders, we exempt our directors and officers, to the fullest extent permitted by law, from any responsibility or liability for damages caused as a result of a breach of such person’s duty of care to us or our subsidiaries, subject to certain exceptions where the exemption from liability is prohibited.

In connection with the transaction with the three shareholders, our audit committee, board of directors and shareholders approved the release of our officers and directors , from any and all liabilities, costs, payments and obligations whatsoever, arising in connection with the loan agreements entered into between us and third parties, the sale of AppBuilder and the transaction with the three shareholders, as well as the indemnification of our directors and officers in respect thereof, to the fullest extent permitted under our standard indemnification letter.

Office Holders Insurance

We procured an insurance policy covering our directors’ and officers’ liability, as well as a run-off policy for seven years for former directors and officers of our company and our former subsidiary, Mainsoft Corporation. Our subsidiaries participate in the premium payments of the insurance, on a proportional basis. The total premium we paid during 2012 was approximately $96,500.

C.       Interests of Expert and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.       Consolidated Statements and Other Financial Information

Financial Statements

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

Legal Proceedings

We are not involved in any material proceedings in which any of our directors, members of our senior management or any of our affiliates is either a party adverse to us or to our subsidiaries or has a material interest adverse to us or to our subsidiaries, neither we are involved in any material legal proceedings.

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

B.Significant Changes

Except as otherwise disclosed in this annual report, there has been no material change in our financial position since December 31, 2012.

ITEM 9. THE OFFER AND LISTING

A.Offer and Listing Details

Our ordinary shares are publicly traded on the NASDAQ Global Market since January 30, 1997, under the symbol BPHX. The following table shows the high and low closing price for our ordinary shares on the NASDAQ Global Market for the periods indicated. On April 22, 2013, the price of our ordinary shares on the NASDAQ Global Market was $3.86 per share.

Calendar Period	Closing Price Per Share In US$
	High	Low
Annual
2008	82.65	5.60
2009	15.40	6.48
2010	11.76	4.80
2011	10.00	2.01
2012	4.29	1.25
Fiscal Quarters
2011
First Quarter	10.00	6.78
Second Quarter	7.72	4.04
Third Quarter	4.84	2.01
Fourth Quarter	3.24	2.20
2012
First Quarter	3.02	1.26
Second Quarter	2.60	1.25
Third Quarter	3.97	2.62
Fourth Quarter	4.29	3.53
2013
First Quarter	4.58	3.95
Most Recent Six Months
October 2012	3.87	3.53
November 2012	3.97	3.75
December 2012	4.29	3.90
January 2013	4.31	3.95
February 2013	4.58	4.00
March 2013	4.48	4.11
April 2013 (through April 22)	4.27	3.80

On September 11, 2012, we reported the voluntary delisting of our ordinary shares from trading on the Tel Aviv Stock Exchange, which delisting became effective on December 13, 2012.

B.           Plan of Distribution

Not applicable.

C.      Markets

For information about our trading markets, see “Item 9.A. Offer and Listing Details.”

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

Transfer of Shares

Fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by another instrument or any law.

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

Dividend Rights and Liquidation Rights

Our board of directors is authorized to declare dividends, subject to the provisions of the Companies Law. Dividends, if declared, shall be paid to the holders of ordinary shares according to their rights and interests in our profits. Dividends stemming from our ordinary shares may be paid only out of profits and other surplus, as defined in the Companies Law, as of the end date of the most recent financial statements or as accrued over a period of two years, whichever is higher. Alternatively, if we do not have sufficient profits or other surplus, then permission to effect a distribution can be granted by order of an Israeli court. In any event, our board of directors is authorized to declare dividends, provided there is no reasonable concern that the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Under the Companies Law, the declaration of a dividend does not require the approval of the shareholders of the company, unless the company’s articles of association require otherwise. Our articles of association provide that our board of directors may declare and pay dividends without any further action of our shareholders. Dividends may be paid in cash or in kind. We may pay the dividend as an allotment of shares or a distribution of assets. If we decide to issue dividends by an allotment of shares at a price lower than the nominal value of those shares, we must convert a portion of our profits or any other source of equity to share capital in an amount equal to the difference between the nominal value of the shares and the price paid in the dividend. If dividends remain unclaimed for seven years from the date we declared the dividend, they lapse and revert back to us. In case of liquidation, and upon satisfying liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to their holdings. This right may be affected by the grant of a preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

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

Under the Companies Law and in accordance with our articles of association, we must hold an annual general meeting once a year with a maximum period of fifteen months between the meetings. All other meetings of shareholders other than annual general meetings are considered special general meetings. Our board of directors may, whenever it deems appropriate, and shall, within 21 days after receiving a written demand from one director or from one or more shareholders representing at least 10% of the outstanding share capital and 1% of the voting power, call a special general meeting. The quorum required for a general meeting of shareholders consists of two or more holders present in person or by proxy, holding or representing at least 35% of the voting power. A meeting adjourned for a lack of a quorum generally is postponed to the same day in the following week at the same time and place or to another later time if such time is specified in the original notice convening the general meeting or if we give notice to the shareholders of another time at least 72 hours before the date fixed for the adjourned meeting. At the reconvened meeting, if a quorum is not present within half an hour from the time appointed for holding the meeting, the required quorum will consist of two shareholders present in person or by proxy.

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

A shareholder has the general duty to refrain from depriving rights of other shareholders. Any controlling shareholder, any shareholder who knows that he or she possesses the power to determine the outcome of a shareholder vote and any shareholder that, under the provisions of the articles of association, has the power to appoint an office holder in the company, is under a duty to act in fairness towards the company. The Companies Law does not describe the substance of this duty.

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

Anti-Takeover Provisions; Mergers and Acquisitions under Israeli Law

Mergers

The Companies Law includes provisions that allow a merger transaction and generally requires that each company that is a party to a merger approve the transaction by its board of directors and a vote of the majority of its shares voting on the proposed merger at a shareholders’ meeting called on at least 21 days prior notice. In determining whether a majority has approved the merger, shares held by the other party to the merger or any person holding at least 25% of the other party to the merger are excluded from the vote. The Companies Law does not require court approval of a merger other than in specified situations. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least (i) 30 days have elapsed from the date of the merger approval by the shareholders of each of the merging companies; and (ii) 50 days have passed from the time that a proposal for approval of the merger has been filed with the Israel Registrar of Companies.

Tender Offers

The Companies Law also provides that an acquisition of shares of a public company on the open market must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company. The rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser becomes a 45% shareholder, unless there already exists a shareholder holding at least 45% interest in the company. These rules do not apply if the acquisition is made by way of a merger as opposed to a tender offer. Regulations adopted under the Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the law in the country in which the shares are traded, including the rules and regulations of the stock exchange on which the shares are traded, there is either a limitation on acquisitions of any level of control of the company, or the acquisition of any level of control requires the purchaser to do so by means of a tender offer to the public. The Companies Law also provides (subject to certain exceptions with respect to shareholders who held more than 90% of a company’s shares or of a class of shares as of February 1, 2000) that if following any acquisition of shares, the acquirer holds 90% or more of the company’s shares or of a class of shares, the acquisition must be made by means of a tender offer for all the target company’s shares or all the shares of the class, as applicable. An acquirer who wishes to eliminate all minority shareholders must do so by way of a tender offer and acquire 95% of all shares not held by or for the benefit of the acquirer before the acquisition. If, however, the tender offer to acquire 95% is not successful, the acquirer may not acquire shares tendered if by doing so the acquirer would own more than 90% of the shares of the target company.

C.       Material Contracts

We consider the assignment agreement, the amended loan agreement and the bridge loan agreement entered into between us and our three major shareholders, as material contracts. For a summary of the terms of these agreements, see “Item 5.B. Liquidity and Capital Resources-How We Have Financed our Business-Agreements with our Three Major Shareholders.”

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

United States Federal Income Tax Considerations

Subject to the limitations described herein, this discussion highlights certain U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to a U.S. holder. A U.S. holder is a holder of our ordinary shares that is:

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
•
a trust (i) if, in general, a U.S. court is able to exercise primary supervision over its administration of the trust and (ii) one or more U.S. persons (e.g. a U.S. citizen or resident, or a corporation) have the authority to control all of the trust’s substantial decisions.

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

This discussion is based on current provisions of the Code, current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s individual circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers or who own, directly, indirectly or constructively, 10% or more (by voting power) of our outstanding voting shares, U.S. holders holding the ordinary shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, insurance companies, financial service companies, real estate investment trusts, regulated investment trusts, grantor trusts, corporations, certain former citizens and long-term residents of the United States, tax-exempt organizations, financial institutions, persons who acquired their ordinary shares upon the exercise of employee stock options or otherwise as compensation, and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws to a U.S. holder is not discussed below.

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

Tax Consequences If We Are a Passive Foreign Investment Company

We will be a passive foreign investment company, or PFIC, for a taxable year if either (1) 75% or more of our gross income in the taxable year is passive income or (2) 50% or more of the value, determined on the basis of a quarterly average, of our assets in the taxable year produce, or are held for the production of, passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we will be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s gross income. We believe that in 2012 we were not a PFIC and currently we expect that we will not be a PFIC in 2013. However, PFIC status is determined as of the end of each taxable year and is dependent on a number of factors, including our income, assets and the value of our ordinary shares. Therefore, there can be no assurance that we will not become a PFIC for the current fiscal year ending December 31, 2013 or in any future taxable year. We will notify U.S. holders in the event we conclude that we will be treated as a PFIC for any taxable year.

If we are a PFIC, a U.S. holder must determine under which of three alternative taxing regimes it wishes to be taxed:

●
The “QEF” regime applies if the U.S. holder elects to treat us as a “qualified electing fund,” referred to as QEF, for the first taxable year in which the U.S. holder owns our ordinary shares or in which we are a PFIC, whichever is later, and if we comply with certain reporting requirements. Under current law, a QEF election cannot be made with respect to warrants or options to acquire our ordinary shares. If the QEF regime applies, then, for each year that we are a PFIC, such U.S. holder will include in its gross income a proportionate share of our ordinary earnings (which is taxed as ordinary income) and net capital gain (which is taxed as long-term capital gain), subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. These amounts would be included in income by an electing U.S. holder for its taxable year in which our taxable year ends, whether or not such amounts are actually distributed to the U.S. holder. A U.S. holder’s basis in our ordinary shares for which a QEF election has been made would be increased to reflect the amount of any taxed but undistributed income. Generally, a QEF election allows an electing U.S. holder to treat any gain recognized on the disposition of his ordinary shares as capital gain.

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

●
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

●
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

Our company website is http://www.bphx.com. Unless expressly provided for the contents of our website are not incorporated by reference into this annual report. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

I.        Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As of December 31, 2012, we had approximately $288,000 outstanding loans to banks. These loans are in US$ currency and bear an average interest rate of Libor + 4.4%.

In addition, we have an outstanding $210,000 loan to the Ministry of Production in Italy payable in annual installments until September 2018. The loan bears a minimal annual interest of 0.87% and is linked to the euro.

Fluctuations in foreign currency exchange rates, such as euro or NIS versus the dollar may have a negative impact on our operating results and financial condition. Exposure relating to these exchange rates is recorded under the financial expenses line item of our consolidated statements of operations. Accordingly, financial expenses may fluctuate significantly from quarter to quarter.

The table below details the balance sheet main currency exposure. The details are provided by currency, as of December 31, 2012 (at fair value):

	Euro	British Pound	New Israeli Shekel	USD	Other	Total

Accounts Receivables	21%	14%	8%	55%	2%	100%
Accounts Payables	20%	3%	59%	13%	5%	100%
* Less than 1%.

We also have market risk exposure to changes in interest rates on our loan from Bank Leumi. The loan is stated in U.S. dollars and has variable interest rates in order to reduce the risks associated with interest rate fluctuation. The book value of this liability approximates its fair value as of December 31, 2012.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

P A R T   II
===========

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our management, with the participation of our chief executive officer and director of finance, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act) as of December 31, 2012. Based on this evaluation, our chief executive officer and director of finance have concluded that, as of such date, our disclosure controls and procedures were; (i) designed to ensure that material information relating to us, including our consolidated subsidiaries, is accumulated and communicated to our management, including our chief executive officer and director of finance, by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared; (ii) providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (iii) effective at the reasonable assurance level.

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

Our chief executive officer and director of finance assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, they used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our chief executive officer and director of finance have concluded that, as of December 31, 2012, our internal control over financial reporting is effective based on those criteria.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that  Mr. Thomas J. Jurewicz, serving as a member of our audit committee is an “audit committee financial expert” as defined by applicable SEC regulations.

ITEM 16B. CODE OF ETHICS

BluePhoenix has adopted a code of business conduct and ethics applicable to its executive officers, directors and all other employees. A copy of the code is available without charge to all BluePhoenix’s employees, investors and others upon request to the following address: BluePhoenix Solutions Ltd., 8 Maskit Street, Herzliya 46733, Israel, Attn: Director of Finance. Any waiver of this code for executive officers or directors will be disclosed through the filing of a Form 6-K.

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

Principal Accountant Fees and Services

BluePhoenix was billed for the following fees for professional services rendered by Ziv Haft independent registered certified public accountants (Isr.) and other BDO member firm, for the years ended December 31, 2012 and 2011:

	2012	2011
	($ in thousands)
Audit Fees	136	110
Audit-Related Fees	-	-
Tax Fees	80	74
Total	$216	$184

The audit fees for the years ended December 31, 2012 and 2011 were for professional services rendered for the audits of our annual consolidated financial statements, certain procedures regarding our quarterly financial results filed on form 6K, statutory audits of BluePhoenix and its subsidiaries and auditor's consents, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.

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

Pursuant to NASDAQ Listing Rule IM-5615(a)(3), we received a permanent exemption from Listing Rule IM-5250(d)(1), which requires a company to distribute to its shareholders copies of its annual report containing its audited financial statements. We follow the common practice among Israeli publicly-traded companies, and do not send our annual financial statements to shareholders. A copy of our annual report on Form 20-F is posted on our website promptly after it is filed with the SEC.

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

ITEM 18. FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.
1.1	English translation of the Memorandum of Association as amended on July 23, 2003 and December 30, 2009 (1)
1.2	Articles of Association as amended on December 30, 2009, September 6, 2011 and December 22, 2011(2)
4.1	Securities Purchase Agreement dated as of October 14, 2009, among the Registrant and the purchasers identified therein (3)
4.2	Form of Ordinary Shares Purchase Warrant dated as of October 14, 2009 (3)
4.3	Registration Rights Agreement dated as of October 14, 2009, among the Registrant and the purchasers signatory thereto (3)
4.4	Share Exchange Agreement dated October 13, 2002 among the Registrant, Formula Systems (1985), Arie Kilman and other shareholder of Liraz Systems Ltd. (4)
4.5	Form of Indemnification Letter dated October 11, 2011 between the Registrant and its office holders (2)
4.6
BluePhoenix 2003 Employee Share Option Plan (previously known as the Crystal 1996 Employee Share Option Plan), as amended on January 28, 1997, December 5, 1999, December 18, 2000, December 26, 2000, August 6, 2003, December 30, 2004, February 21, 2010 and November 6, 2012 (1)

4.7	The 2007 Award Plan adopted by the Registrant on July 8, 2007, as amended on July 24, 2011 and on April 9, 2012 (2)
4.8
Assignment and Assumption Agreement dated March 19, 2012, among the Registrant, the lenders signatory thereto, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP (2)

4.9	Amendment of Loan Agreement dated March 19, 2012, among the Registrant, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP (2)
4.10
Amendment No. 1 to Purchase and Amendment to Loan Agreement dated April 15, 2012 among the Registrant, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP (5)

4.11	Loan Agreement dated March 19, 2012, among the Registrant, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP (2)
4.12
Amendment No. 1 to the Bridge Loan Agreement, dated as of September 5, 2012, among the Registrant, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP (5)

8.1	List of Subsidiaries*
12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act*
12.2	Certification of the Director of Finance pursuant to §302 of the Sarbanes-Oxley Act*
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act*
13.2	Certification of the Director of Finance pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act*
15	Consent of Ziv Haft registered certified public accountants (Isr.) BDO member firm*

_________________________
*    Filed herewith.

(1) Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 25, 2010.

(2) Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2012.

(3) Incorporated by reference to the Registrant’s Report on Form 6-K filed with the Securities and Exchange Commission on October 13, 2009.

(4) Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 23, 2003.

(5) Incorporated by reference to the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2012.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BLUEPHOENIX SOLUTIONS LTD.
(Registrant)
By:	/s/ Matt Bell
Matt Bell
Chief Executive Officer

Date: April 30, 2013

EXHIBIT INDEX

Exhibit No.
1.1	English translation of the Memorandum of Association as amended on July 23, 2003 and December 30, 2009 (1)
1.2	Articles of Association as amended on December 30, 2009, September 6, 2011 and December 22, 2011(2)
4.1	Securities Purchase Agreement dated as of October 14, 2009, among the Registrant and the purchasers identified therein (3)
4.2	Form of Ordinary Shares Purchase Warrant dated as of October 14, 2009 (3)
4.3	Registration Rights Agreement dated as of October 14, 2009, among the Registrant and the purchasers signatory thereto (3)
4.4	Share Exchange Agreement dated October 13, 2002 among the Registrant, Formula Systems (1985), Arie Kilman and other shareholder of Liraz Systems Ltd. (4)
4.5	Form of Indemnification Letter dated October 11, 2011 between the Registrant and its office holders (2)
4.6
BluePhoenix 2003 Employee Share Option Plan (previously known as the Crystal 1996 Employee Share Option Plan), as amended on January 28, 1997, December 5, 1999, December 18, 2000, December 26, 2000, August 6, 2003, December 30, 2004, February 21, 2010 and November 6, 2012 (1)

4.7	The 2007 Award Plan adopted by the Registrant on July 8, 2007, as amended on July 24, 2011 and on April 9, 2012 (2)
4.8
Assignment and Assumption Agreement dated March 19, 2012, among the Registrant, the lenders signatory thereto, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP (2)

4.9	Amendment of Loan Agreement dated March 19, 2012, among the Registrant, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP (2)
4.10
Amendment No. 1 to Purchase and Amendment to Loan Agreement dated April 15, 2012 among the Registrant, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP (5)

4.11	Loan Agreement dated March 19, 2012, among the Registrant, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP (2)

4.12
Amendment No. 1 to the Bridge Loan Agreement, dated as of September 5, 2012, among the Registrant, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP (5)

8.1	List of Subsidiaries*
12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act*
12.2	Certification of the Director of Finance pursuant to §302 of the Sarbanes-Oxley Act*
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act*
13.2	Certification of the Director of Finance pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act*
15	Consent of Ziv Haft registered certified public accountants (Isr.) BDO member firm*

_________________________
*    Filed herewith.

(1) Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 25, 2010.

(2) Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2012.

(3) Incorporated by reference to the Registrant’s Report on Form 6-K filed with the Securities and Exchange Commission on October 13, 2009.

(4) Incorporated by reference to the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 23, 2003.

(5) Incorporated by reference to the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2012.

BLUEPHOENIX SOLUTIONS LTD.

2012 Annual Report

BLUEPHOENIX SOLUTIONS LTD.
2012 CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars ($).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

BLUEPHOENIX SOLUTIONS LTD.

We have audited the accompanying consolidated balance sheets of BluePhoenix Solutions Ltd. (the “Company”) and its subsidiaries as of December 31, 2012 and 2011 and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2012 and 2011, and the related consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Tel Aviv, Israel

April 30, 2013

Ziv Haft Certified Public Accountants (Isr.) BDO Member Firm

BLUEPHOENIX SOLUTIONS LTD.
CONSOLIDATED BALANCE SHEETS

	December 31,
	2012	2011
	(in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,560	$3,997
Restricted cash	33	-
Trade accounts receivable, net (Note 12A1)	2,445	7,675
Other current assets (Note 12A2)	581	1,041
Assets held for sale (Note 13)	791	-

Total current assets	6,410	12,713

LONG TERM ASSETS:
Restricted cash	-	3,428
Property and equipment, net (Note 4)	562	1,021
Goodwill (Note 5)	12,501	14,238
Intangible assets and other, net (Note 6)	277	3,000

Total long term assets	13,340	21,687

Total assets	$19,750	$34,400

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term bank credit (Note 8)	$217	$6,983
Accounts payable and accruals:
Trade accounts payable	1,256	3,403
Deferred revenue	712	739
Other current liabilities (Note 12A3)	950	3,272
Liabilities held for sale (Note 13)	467	-

Total current liabilities	3,602	14,397

LONG-TERM LIABILITIES:
Accrued severance pay, net (Note 7)	408	410
Loans from banks and others (Note 8)	281	3,945
Derivatives liabilities - warrants	370	53

Total long-term liabilities	1,059	4,408

Total liabilities	4,661	18,805

COMMITMENTS AND CONTINGENCIES (Note 9)
Equity (Note 10):
Share capital - ordinary shares of NIS 0.04 par value (authorized: December 31, 2012 – 17,500,000 ; December 31, 2011 – 10,000,000 shares ; issued: December 31, 2012 – 10,809,945; December 31, 2011 – 6,678,713 shares)	97	56
Additional paid-in capital	135,348	126,544
Accumulated other comprehensive loss	(1,537)	(1,537)
Accumulated deficit	(112,192)	(100,764)
Treasury shares - December 31, 2012 - 180,692 December 31, 2011 - 367,810 shares	(6,716)	(9,455)

BluePhoenix Shareholders’ Equity	15,000	14,844

Noncontrolling interest	89	751

Total equity	15,089	15,595

Total liabilities and equity	$19,750	$34,400

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2012	2011	2010
	(in thousands, except per share data)
Revenues (Note 12B1):

Services	$10,103	$18,562	$34,036
Products	521	2,909	7,936

Total revenues	10,624	21,471	41,972

Cost of revenues:
Services	6,989	15,820	28,492
Products	63	142	256

Total cost of revenues	7,052	15,962	28,748

Gross profit	3,572	5,509	13,224

Research and development costs	691	3,056	5,175
Selling, general, and administrative expenses	8,685	15,717	26,767
Loss (Gain) on sales of subsidiaries and AppBuilder	(1,195)	4,063	3,989
Goodwill impairment	-	9,632	13,185
Operating loss	(4,609)	(26,959)	(35,892)
Financial expenses, net (Note 12B3)	5,358	1,121	802
Other income, net	(580)	-	-

Loss before taxes on income	(9,387)	(28,080)	(36,694)
Taxes on income (benefit)	221	3,272	(276)

Loss from continuing operation	(9,608)	(31,352)	(36,418)
Net loss from discontinued operation (Note 13)	1,469	1,115	1,731

Net loss	(11,077)	(32,467)	(38,149)

Net income attributable to noncontrolling interest	351	(91)	55

Net loss attributable to BluePhoenix	$(11,428)	$(32,376)	$(38,204)

Loss per share - basic and diluted :

From continued operation	$(1.26)	$(5.08)	$(6.19)

From discontinued operation, basic and diluted	$(0.19)	$(0.18)	$(0.30)

Attributable to the shareholders	$(1.45)	$(5.26)	$(6.49)

Weighted average shares outstanding, basic and diluted	7,897	6,158	5,889

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.
STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,
	2012	2011	2010
	(in thousands, except per share data)

Net loss	$(11,428)	$(32,376)	$(38,204)
Other comprehensive income	-	-	-

Total comprehensive loss	(11,428)	(32,376)	(38,204)

Comprehensive income attributable to the non-controlling interests	-	-	-
Comprehensive loss attributable to BluePhoenix Shareholders	$(11,428)	$(32,376)	$(38,204)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except per share data)

	Share capital
	Number of shares	Par value	Additional paid-in capital	Accumulated other comprehensive loss	Cost of Company shares held by subsidiaries	Retained earnings (Accumulated deficit)	Non controlling interest	Total
	(in thousands, except shares)

Balance at January 1, 2010	5,805,778	$52	$128,591	$(1,641)	$(15,240)	$(30,184)	$1,096	$82,674

Net loss	-	-	-	-	-	(38,204)	55	(38,149)
Reclassification adjustment to income on marketable securities	-	-	-	104	-	-	-	104
Stock-based compensation	-	-	1,506	-	-	-	-	1,506
Dividend to noncontrolling interest	-	-	-	-	-	-	(93)	(93)
Vested RSUs	124,270	-	(3,196)	-	3,196	-	-	-

Balance at December 31, 2010	5,930,048	$52	$126,901	$(1,537)	$(12,044)	$(68,388)	$1,058	$46,042

Net loss	-	-	-	-	-	(32,376)	(91)	(32,467)
Stock-based compensation	-	-	1,208	-	-	-	-	1,208
Dividend to noncontrolling interest	-	-	-	-	-	-	(216)	(216)
Issuance of shares	169,000	4	1,024	-	-	-	-	1,028
Vested RSUs	211,930	-	(2,589)	-	2,589	-	-	-

Balance at December 31, 2011	6,310,978	$56	$126,544	$(1,537)	$(9,455)	$(100,764)	$751	$15,595

Net loss	-	-	-	-	-	(11,428)	351	(11,077)
Sale of subsidiary	-	-	-	-	-	-	(1,013)	(1,013)
Stock-based compensation	-	-	1,702	-	-	-	-	1,702
Conversions of loans and derivatives to equity	3,678,392	36	9,564	-	-	-	-	9,600
Exercise of warrants	76,758	*	282	-	-	-	-	282
Vested RSUs	563,125	5	(2,744)	-	2,739	-	-	-

Balance at December 31, 2012	10,629,253	$97	$135,348	$(1,537)	$(6,716)	$(112,192)	$89	$15,089

*           Less than $1 thousand.

The accompanying notes are an integral part of the consolidated financial statements.

 BLUEPHOENIX SOLUTIONS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2012	2011	2010
	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(11,077)	$(32,467)	$(38,149)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,867	4,332	7,805
Goodwill impairment	-	9,632	13,185
Decrease in accrued severance pay, net	(32)	(874)	(24)
Loss on sale of property and equipment	12	18	-
Stock - based compensation	1,702	1,208	1,506
Change in fair value of warrants and discount amortization	4,869	(45)	(1,574)
Loss (gain) on sale of subsidiaries and Appbuilder	(426)	4,063	3,989
Deferred income taxes	-	2,791	(87)
Changes in operating assets and liabilities:
Reclassification adjustment to income on marketable securities	-	-	104
Decrease in trade receivables, net	611	5,780	6,990
Decrease (increase) in other current assets	(676)	948	442
Decrease in trade payables	(1,268)	(1,723)	(858)
Increase (decrease) in other accounts payable and deferred revenues	126	(2,052)	(945)

Net cash used in operating activities	(4,292)	(8,389)	(7,616)

CASH FLOWS FROM INVESTING ACTIVITIES:
Restricted cash	4,077	(3,428)	-
Purchase of property and equipment	(111)	(301)	(358)
Proceeds from sale of property and equipment	50	32	-
Proceeds from sale of marketable securities		-	107
Additional consideration for previously acquired subsidiaries and activities	-	(1,163)	(1,925)
Proceeds from sale of subsidiaries and Appbuilder (Appendix B)	3,959	8,586	1,234
Investment in newly-consolidated subsidiaries and purchase of newly-activity (Appendix A)		-	(702)

Net cash provided by (used in) investing activities	7,975	3,726	(1,644)
CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term bank credit, net	(1,687)	(2,156)	3,420
Repayment of long-term loans	(3,553)	(2,265)	(5,100)
Receipt of long-term loans	-	1,002	1,000
Dividend paid to noncontrolling interest	-	(216)	(93)
Exercise of warrants	120	-	-
Net cash used in financing activities	(5,120)	(3,635)	(773)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,437)	(8,298)	(10,033)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,997	12,295	22,328

CASH AND CASH EQUIVALENTS AT END OF YEAR	$2,560	$3,997	$12,295

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

	Year ended December 31,
	2012	2011	2010
	(in thousands)
Cash paid during the year for:
Income taxes	$85	$348	$463
Interest	$314	$823	$1,195

APPENDIX A - INVESTMENT IN NEWLY-CONSOLIDATED SUBSIDIARIES AND PURCHASE OF ACTIVITY:

	Year ended December 31,
	2012	2011	2010
	(in thousands)

Goodwill	-	-	(395)
Customer relations intangible asset	-	-	(307)

Net cash used in acquisition	$-	$-	$(702)

APPENDIX B – PROCEEDS FROM SALE OF SUBSIDIARIES AND APPBUILDER:

	Year ended December 31,
	2012	2011	2010
	(in thousands)

Working capital, other than cash	$1,340	$(1,140)	$1,103
Long term receivables	-	-	(445)
Investment in and loans to affiliated Company	-	-	147
Property and equipment	79	-	43
Intangible assets	377	470	2,143
Goodwill	1,737	13,099	2,232
Loss on sale of subsidiaries and AppBuilder	426	(4,063)	(3,989)

Total	$3,959	$8,366	$1,234

Deferred consideration related to the ASNA's sale.	-	220	-

Total	$3,959	$8,586	$1,234

APPENDIX C - NON-CASH ACTIVITIES:

	Year ended December 31,
	2012	2011	2010
	(in thousands)

Investment in subsidiaries	$-	$-	$4,746
Conversion of loan and derivative to equity	$9,600	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies:

A.	General:

The significant accounting policies, applied on a consistent basis, are as follows:

1.	The Company:

BluePhoenix Solutions Ltd. (“BluePhoenix”) (together with its subsidiaries, the “Company” or "we") is an Israeli corporation, which operates in one operating segment of information technology ("IT") modernization solutions.

The Company develops and markets unique enterprise legacy lifecycle IT modernization solutions and provides tools and professional services to selected customers. The Company manages its business in various international markets through several entities, including its wholly-owned subsidiaries located in: USA, UK, Italy,Romania and Israel.

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

Cash equivalents are considered by the Company to be highly-liquid investments, including inter-alia, short-term deposits with banks, of which do not exceed maturities of three months at the time of deposit and which are not restricted.

D.	Restricted Deposit:

As of December 31, 2012, the Company’s balance sheet includes $33 thousand of restricted deposit, which was used as temporary collateral for the Company’s Long term letters of credit. These funds were segregated from the Company’s operating cash.

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

The Company evaluates property and equipment and purchased intangible assets with definite lives for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flow and recognizes an impairment loss when the estimated undiscounted future cash flow expected to result from the use of the asset plus the net proceeds expected from disposition of the asset, if any, are less than the
Carrying value of the asset. When the Company identifies an impairment, it reduces the carrying amount of the asset to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. During the years ending December 31, 2012,  2011 and 2010 no impairments have been identified.

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

The Company is one operating segment and one reporting unit related to its overall IT modernization .The goodwill impairment tests are conducted in two steps. In the first step, the Company determines the fair value of the reporting unit. If the net book value of the reporting unit exceeds its fair value, the Company would then perform the second step of the impairment test which requires allocation of the reporting unit's fair value of all of its assets and liabilities in a manner similar to an acquisition cost allocation, with any residual fair value being allocated to goodwill. The implied fair value of the goodwill is then compared to the carrying value to determine impairment, if any.

BLUEPHOENIX SOLUTIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

H.	Goodwill and other purchased intangible assets (Cont.):

In 2012, the company determined the fair value of a reporting unit using the market  approach which is based on the  market capitalization by using the share price of the Company in the NASDAQ stock exchange and an appropriate control premium. As of December 31, 2012 market capitalization of the Company was significantly higher than the net book value of the reporting unit and therefore there was no need to continue to step 2.

Prior to 2012, the Company utilized the discounted cash flow model, as it believed it was an approach that best approximated its fair value at that time. The Company has corroborated the fair values using the Market Approach. Judgments and assumptions related to revenue, gross profit, operating expenses, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. Additionally, the Company evaluated the reasonableness of the estimated fair value of its reporting unit by reconciling to its market capitalization. This reconciliation allowed the Company to consider market expectations in corroborating the reasonableness of the fair value of the reporting unit.

In 2011, step one of the assessment resulted at the carrying value of the IT modernization reporting unit exceeds its fair value. As described in the preceding paragraphs, the second step was performed by allocating the reporting unit's fair value to all of its assets and liabilities, with any residual fair value being allocated to goodwill. The Company determined that the carrying value of goodwill should be impaired. As a result, the Company recorded a non-cash goodwill impairment charge of $9.6 million in 2011 . The  reconciliation to the  market capitalization resulted  that there was no material difference (approximately 2.9%) between the fair value of the reporting unit and its market capitalization as of December 31, 2011.

In determining gain or loss on disposal of a portion of the Appbuilder technology in 2011 the amount of goodwill that was included in that carrying amount of the disposed reporting unit was based on the relative fair values of the disposed business and the portion of the reporting unit that was retained.

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

J.	Stock-based Compensation:

In the past three years, majority of the awards were of restricted stock units (“RSUs”). RSU's are valued based on the market value of the underlying stock at the date of grant.  The Company measures and recognizes compensation expense with respect to option based awards on estimated fair values on the date of grant using the Black-Scholes option-pricing model. This option pricing model requires that the Company makes several estimates, including the option’s expected life and the price volatility of the Underlying stock.

The Company recognizes the estimated fair value of option-based awards and RSUs, net of estimated Forfeitures, as stock-based compensation costs using the straight line method.

For the years ended December 31, 2012, 2011 and 2010, the Company recorded stock-based and RSUs compensation costs in the amount of $1,702, $1,208 and $1,506 thousand, respectively. On December 31, 2012, the total unrecognized stock-based and RSUs compensation costs amounted to $618 thousand, and are expected to be recognized over of the next 3 years.

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

In most cases the company sells software on a stand along basic.  The arrangements that include multiple elements are usually arrangements where the Company sells software products and Post Contract Support (PCS).For multiple elements arrangements, ASC 985 requires that the fair value of each component in a multiple element arrangement will be determined based on the vendor’s specific objective evidence (VSOE) for that element, and revenue is allocated to each component based on its fair value. ASC 985 requires that revenue be recognized under the “residual method” when VSOE does not exist for all the delivered elements, VSOE of fair value exists for all undelivered elements, and all other accounting standards criteria are met. The specific objective evidence for the PCS is established by the price charged on PCS renewals. The Company recognizes revenues from consulting fees based on the number of hours performed. In some of the agreements with the Company’s customers, the customers have the right to receive unspecified upgrades on an if-and-when available basis (the Company does not provide specific upgrades). These upgrades are considered PCS. Revenues allocated to the PCS are recognized ratably over the term of the PCS.

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

On December 31, 2012, approximately $786 thousand (on December 31, 2011: $1.6 million) of the accounts receivable balance was unbilled due to the customers payment terms. The Company presents revenues from products and revenues from services in separate line items.

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

The Company expenses advertising costs as incurred. Advertising costs for the years ended December 31, 2012, 2011 and 2010, were $10, $36 and $94 thousand, respectively.

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

BLUEPHOENIX SOLUTIONS LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

O.	Financial Instruments (cont):

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

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the etent possible and considers counterparty credit risk in its assessment of fair value.

P.	Comprehensive Income:

Comprehensive income, net of related taxes where applicable, includes, only net income.

BLUEPHOENIX SOLUTIONS LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

Q.	Derivative Instruments:

The Company uses foreign currency options, forward exchange contracts to assist in managing financial risks in order to minimize the currency exposure on identifiable assets and liabilities in currencies other than the functional currency. The Company does not use derivative financial instruments for speculative purposes. These instruments are recognized at fair value, with all changes in fair value recorded in current period earnings, as these transactions have not been designated by management as hedging instruments. The net loss recognized in earnings during 2012, representing the derivative instruments was $4 thousand (in 2011 and 2010: loss of $323 thousand and $288 thousand, respectively).

As of December 31, 2012 and 2011, the Company do not have open forward and option exchange contracts.

The cash flows associated with the derivative are reflected as cash flows from operating activity in the statement of cash flows.

R.	Treasury Shares:

In the past, the Company repurchased its ordinary shares from time to time on the open market and they are currently held as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders' equity.

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

BLUEPHOENIX SOLUTIONS LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

S.	Transfers of Financial Assets (Cont.):

In 2012, the Company did not sell trade receivables to financial institutions. In 2011, the Company sold trade receivables to financial institution in a total amount of $9 million, at an average annual rate of Libor plus 4% or Prime plus 1.5% as applicable. Control and risk of those trade receivables were fully transferred and accounted for as a sale in accordance with ASC 860. The agreements, pursuant to which the Company used to sell its trade receivables, were structured such that the Company (i) transfers the proprietary rights in the receivable from the Company to the financial institution; (ii) legally isolates the receivable from the Company’s other assets, and presumptively puts the receivable beyond the legal reach of the Company and its creditors, even in bankruptcy or other receivership; (iii) confers on the financial institution the right to pledge or exchange the receivable; and (vi) eliminates the Company’s effective control over the receivable, in the sense that the Company is not entitled and shall not be obligated to repurchase the receivable other than in case of failure by the Company to fulfill its commercial obligation.

T.	Reclassifications:

Certain comparative figures have been reclassified to conform to the current year presentation. The Company has reclassified the operations of its discontinued operations associated with Liacom and BridgeQuest  in the consolidated statements for the year ended December 31, 2011 and 2010.

U.	Derivative Liabilities - Warrants:

In connection with , determining whether an instrument (or embedded feature) is indexed to an Entity’s own stock, ”ASC 815-40-15,(formerly EITF 07-05), the Company determined that the warrants issued at several occasions (ratchet down of exercise price based upon lower exercise price in future offerings) are not indexed to the Company’s own stock and therefore should be recorded as a  derivative financial liability for pursuant FASB ASC Topic 815 "Derivative and Hedging" (ASC 815-40-25). see also note 10A3

V.	Contingent Assets:

The company's accounting policy is to recognize the contingent consideration in earnings only following the contingency is being  resolved  in accordance with ASC 450.

BLUEPHOENIX SOLUTIONS LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

W.	Recently Issued Accounting Pronouncements:

In February 2013 the FASB issued ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The ASU requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified. The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified. This ASU is effective prospectively for reporting periods beginning after December 15, 2012. Its adoption of ASU 2013-02 is not expected to have any material impact on its consolidated financial statements.

In July 2012, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update 2012-02, “Intangibles—Goodwill and Other (Topic 350): Testing Indefinite Intangibles Assets for Impairment,” which amended the guidance in ASC 350-30 on testing indefinite-lived intangible assets, other than goodwill, for impairment allowing an entity to perform a qualitative impairment assessment. If the entity determines that it is not more likely than not that the fair value of the reporting unit is less than the carrying amount, further testing of indefinite-lived intangible assets for impairment is not required and the entity would not need to calculate the fair value of the asset and perform a quantitative impairment test. In addition, the standard did not amend the requirement to test these assets for impairment between annual tests if there is a change in events or circumstances; however, it revised the examples of events and circumstances that an entity should consider in interim periods, which are identical to those assessed in the annual qualitative assessment described above. ASU 2012-02 was effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption being permitted. The Company believes that the adoption of this standard will not have a material impact on its consolidated statements.

BLUEPHOENIX SOLUTIONS LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies (Cont.):

W.	Recently Issued Accounting Pronouncements (Cont.):

In December 2011, the FASB issued Accounting Standard Update No. 2011-11, “Balance Sheet (210): Disclosures about Offsetting Assets and Liabilities,” which requires additional disclosures about the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein, with retrospective application required. In January 2013, the FASB issued Accounting Standard Update No. 2013-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.” The Company believes that the adoption of both the standard and the update will not an impact on the Company’s consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Certain Transactions:

In order to enhance the Company’s solutions and services portfolio, the Company has invested in certain complementary businesses.

A.	Conversion of loans:

On March 19, 2012, the Company entered into a series of agreements that became effective on May 4, 2012 with three of the Company's shareholders:  Lake Union, Prescott and Columbia, or the three shareholders, which include the following:

An Assignment and Assumption Agreement pursuant to which the rights and obligations of the lenders with respect to a $5 million loan granted to us in April 2011 and was due in May 2012, by a financial institution and other lenders, were purchased by the three shareholders in equal shares, subject to certain terms and conditions that will be effective following May 2012:

•	Due date on May 1, 2014 with a principal of 5 $ million and a quarterly interest rate of 6% per annum.
•
Accrued interest can be converted every three months either by the lenders or by the company into the company's ordinary shares. Upon conversion of the accrued interest, the number of shares will be determined according to the lower of 20-day volume weighted average price per share (three trading-days prior to the payment date- every quarter) or $3 per share.

•
Principal and accrued interest can be converted only by the lenders into the company's ordinary shares within 120 days of the closing date, upon conversion, the number of shares will be determined according to the lower of 30-day volume weighted average price per share (three trading-days prior to the closing date) and $3 per share.

•
Following 120 days in case of no conversion of the principal, the lenders will be entitled to the issuance of 18.7% of the Company’s outstanding share capital as of the date of issuance. Following 120 days in case of no conversion of the principle the conversion rate will be changed, and the number of shares upon conversion will be based only on a price of $3 per share.

In addition, the three shareholders provided to us a $500 thousand bridge loan for one year bearing nominal interest of 7% per annum. The principal and the accrued interest can be converted into shares according to the lower of 30-day volume weighted average price per share prior to closing or 3$ per share.

The company concluded that the conversion option is to be bifurcated and accounted for as an embedded derivative. The fair value of the derivative upon closing amounted to $3.7 million.

BLUEPHOENIX SOLUTIONS LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Certain Transactions (Cont.):

A.	Conversion of loans (Cont.):

During the second quarter of 2012 the three shareholders exercised their conversion right with respect to the two loans as abovementioned (within the 120 days period), and accordingly, the Company issued to Lake Union 1,221,027 ordinary shares, to Prescott 1,230,820 ordinary shares and to Columbia 1,226,545 ordinary shares based on the $1.56 per share which is the 30-day volume weighted average price per share prior to closing. Upon conversion the principal and accrued interest net of discount and the derivative amounted to $9.6 million were classified to equity.

An additional loans of up to $1.5 million bearing an interest at a rate of 8% per annum, could be extended by the three shareholders until April 3, 2013 including conversion rights, insofar as so mutually agreed by the parties.

The company filed a registration statement on Form F-3 to cover the resale of the ordinary shares issued upon conversion of the abovementioned loans and interest accrued thereon. The registration statement became affective in February 2013.

B.	Sale of Liacom:

In May 2012, the Company completed the sale of its entire 51% share holdings in Liacom Systems Ltd, for an aggregate consideration of $1.75 million. This sale was part of the Company strategic plan to focus on the legacy modernization business. The proceeds from the sale were used to repay loans. Liacom met the definition of a component. Accordingly, the results of operations in the statement of operations and prior periods results have been reclassified accordingly ( see also Note 13). As part of the sale, the company realized a goodwill amounted to – $1.3 million based on the relative fair value of Liacom and the portion of the reported unit to be retained. The capital loss recorded upon sale of Liacom amounted to $703 thousands.

BLUEPHOENIX SOLUTIONS LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Certain Transactions (Cont.):

C.	Sale of KMS and TIS:

In June, 2012, the company sold its holdings in BluePhoenix Knowledge Management Systems Ltd ("KMS"), for a consideration of $550 thousand. As a result the company recorded a loss of $1,123 thousand.As part of the loss recognized from the sale, the company realized a goodwill amounted to – $391 thousand  based on the relative fair value of  KMS and the portion of the reported unit to be retained.

In March 2012, as part of terminating the Company business in Cyprus, the Company sold the holdings in TIS together with our holdings in another subsidiary in Cyprus for a consideration of $72 thousand. As a result, the company recorded a capital loss of $30 thousand.

D.	Sale of AppBuilder Technology:

In December 2011, the Company entered into an agreement with Magic Software Enterprises Ltd., pursuant to which we sold to Magic our AppBuilder technology. The net consideration for the AppBuilder was $12.5 million, of which approximately $3.8 million was deposited in escrow. The release of the escrow funds is subject to the fulfillment of certain conditions and therefore has not recorded as an asset (See also Note 1V).  During 2012 and 2013, $2.7 million and $ 1 million were released from the escrow.

As part of the loss recognized from the sale, in 2011, the company realized a goodwill impairment at an amount of  $13.1 million based on the relative fair value of AppBuilder and the portion of the reported unit to be retained.

E.	Amalgamated Software North America (ASNA):

In December 2010, the Company sold its holdings in ASNA, including the holding interest in a Spanish affiliated company, for a consideration of $2.0  million, $1.5 million of which were paid to the Company in December 2010 and the remaining $500,000 had to be paid in December 2012. In December 2011, the Company reached an agreement with the buyer pursuant to which the second payment of $500,000 was reduced to $420,000 and was paid earlier in two installments, in December 2011 and January 2012. As a result of the sale in 2010, the Company recorded a loss of approximately of $4 million presented in operating income.

BLUEPHOENIX SOLUTIONS LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 - Fair Value Measurement:

Items carried at fair value as of December 31, 2012 and 2011 are classified in the table below in one of the three categories described in Note 1O2.

	Fair value measurements using input type
	December 31, 2012
	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$2,560	$-	$-	$2,560
Restricted cash	33	-	-	33
Derivatives liabilities - warrants	-	(370)	-	(370)
Goodwill *	-	-	12,501	12,501

	$2,593	$(370)	$12,501	$14,724

	Fair value measurements using input type
	December 31, 2011
	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$3,997	$-	$-	$3,997
Restricted cash	3,428	-	-	3,428
Derivatives liabilities - warrants	-	(53)	-	(53)
Goodwill *	-	-	14,238	14,238

	$7,425	$(53)	$14,238	$21,610

* As to relevant inputs- see Note 1H

BLUEPHOENIX SOLUTIONS LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 - Fair Value Measurement: (Cont.)

The following table summarizes the activity for those financial assets where fair value measurements are estimated utilizing Level 3 inputs.

	Year ended December 31,
	2012	2011
	(in thousands)

Carrying value as of January 1	$14,238	$36,969
Sale of subsidiaries	(1,737)	-
Amount realized due the sale of Appbuilder	-	(13,099)
Goodwill impairment	-	(9,632)

Carrying value as of December 31	$12,501	$14,238

The Company's financial instruments consist mainly of cash and cash equivalents, current receivables, short-term credit, accounts payable and accruals and long-term loans .The fair value of the financial instruments is included in working capital and approximates their carrying values. The fair value of long-term bank loans also approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

BLUEPHOENIX SOLUTIONS LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Property and Equipment, Net:

Composition of property and equipment, grouped by major classifications:

	December 31,
	2012	2011
	(in thousands)
Cost:
Computers and peripheral equipment	$8,604	$10,150
Office furniture and equipment	611	842
Leasehold improvements	465	534
Motor vehicles	56	204

	9,736	11,730

Accumulated Depreciation:
Computers and peripheral equipment	8,243	9,512
Office furniture and equipment	474	636
Leasehold improvements	429	457
Motor vehicles	28	104

	9,174	10,709

Depreciation cost	$562	$1,021

Depreciation expenses totaled $276, $539, and $737 thousand for the years ended December 31, 2012, 2011, and 2010, respectively.

Discontinued operation includes depreciation expenses totaled $59, $60 and $66 thousands for the years ended December 31, 2012, 2011, and 2010, respectively.

BLUEPHOENIX SOLUTIONS LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 - Goodwill:

The change in the carrying amount of goodwill for the years ended December 31, 2012 and 2011, is as follows:

	2012	2011
	(in thousands)
Balance as of January 1.
Goodwill	$56,053	$69,152
Accumulated impairment losses at the beginning of the period	(41,815)	(32,183)

	14,238	36,969
Goodwill related to sale of Subsidiaries	(1,737)	-
Goodwill related to sale of AppBuilder	-	(13,099)
Goodwill impairment	-	(9,632)

Balance as of December 31
Goodwill	54,316	56,053
Accumulated impairment losses at the end of the period	(41,815)	(41,815)

	$12,501	$14,238

BLUEPHOENIX SOLUTIONS LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 - Intangible Assets and Others, Net:

Composition:

	Useful	December 31,
	life	2012	2011
	years	(in thousands)
Original amount:
Technology	5	$46,266	$47,110
Customer related intangible assets	5-8	4,968	5,316

		51,234	52,426
Accumulated amortization:
Technology		46,239	45,202
Customer related intangible assets		4,718	4,224

		50,957	49,426

		$277	$3,000

The estimated future amortization of the intangible assets (excluded of deferred tax assets) as of December 31, 2012, is as follows:

(in thousands)

2013	192
2014	85

$277

*	Amortization of intangible assets amounted to $1,532, $3,733 and $7,002 thousand for the years ended December 31, 2012, 2011 and 2010, respectively.

BLUEPHOENIX SOLUTIONS LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 - Accrued Severance Pay, Net:

A.	Accrued Liability:

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

The amounts accrued and the amounts funded with managers’ insurance policies are as follows:

	December 31,
	2012	2011
	(in thousands)

Accrued severance pay	$1,150	$3,446
Less - amount funded	742	3,036

	$408	$410

B.	Expenses:

The expenses related to severance pay for the years ended December 31, 2012, 2011 and 2010, were $310, $544 and $606 thousand, respectively.

Discontinued operation includes expenses related to severance pay for the years ended December 31, 2012 2011, and 2010, that were $183, $302 and $356 thousand, respectively.

Note 8 - Loans from Banks and Others:

A.	Short Term Loans:

In April 2011, the Company entered into a loan agreement with a financial institution and other lenders, referred to collectively as the lenders, pursuant to which the Company borrowed from the lenders $5 million, due within one year and bearing interest at a rate of 3.25% per annum, and an increased interest rate in case of non-compliance with the Company's obligations to the lenders under the loan agreement.

The maturity date of the loan was in May 2012. In consideration for the loan, the Company issued to the lenders 169,000 ordinary shares of the Company. The shares were issued under Regulation S and were subject to a lock-up period of 90 days from the date of issuance.

BLUEPHOENIX SOLUTIONS LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 - Loans from Banks and Others (Cont.):

A.	Short Term Loans (Cont.):

In accordance with ASC 470 "Debt" the Company allocated the total proceeds between the loan and the shares based on their relative fair value at the closing date. The discount arose from this allocation amounted to $1 million at the closing and was amortized using the interest method over the term of loan. As of December 31, 2011, the unamortized discount amounted to $0.3 million. The principal of $5 million less the unamortized discount were presented on a Net basis as short term bank credit.

As to the assignment of the loan in March 2012 to the Company's shareholders – see Note 2A.

There is no balance account associated with the loan as of December 31, 2012.

B.	Long Term Loans from Banks and other

Composition:

			December 31,
			2012	2011
	*Average Interest rate as of December 31, 2012	Linkage	Total long-term liabilities net of current portion
	%	Basis	(in thousands)

Ministry of Production in Italy (Note 9 A4)	0.87	€	210	245
Due to Banks	Libor + 4.4	$	288	5,693
Less - current portion			(217)	(1,993)

			$281	$3,945

* The interest is paid on a quarterly basis.

C.           Long-term Loans from Banks and Other are due as follows:

	December 31,
	2012	2011
	(in thousands)

First year (current portion)	$217	$1,993
Second year	121	2,495
Third year	39	1,316
Fourth year and thereafter	121	134

Total	$498	$5,938

BLUEPHOENIX SOLUTIONS LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 - Loans from Banks and Others (Cont.):

D.	As of December 31, 2012, the Company committed to certain covenants related to its operation such as:

a)	maintaining a minimum level of shareholders’ equity of no less than 40% of total assets, provided however that such amount does not fall below $13 million;
b)	maintaining a minimum level of tangible shareholders’ equity not to exceed a deficit of $4 million;
c)	maintaining a cash and cash equivalents balance of $2 million;
d)	maintaining a level of EBITDA in four sequential quarters of no less than $1 million;
e)	maintaining maximum amount of financial debt (excluding the loan from third parties described above) of no more than 30% of our total assets;
f)	maintaining a ratio of bank liabilities to the total balance of AR, cash and cash equivalents and bank guarantees that were given for credit assurance, of no more than 40%; and
g)	maintaining maximum balance of sold receivables of not more than $ 3 million.

As of December 31, 2012, the Company met all of its covenants to the banks .

Note 9 - Commitments and Contingencies:

A.	Commitments:

1.
Lease. The Company rents its offices, vehicles and, other equipment under various operating lease agreements. Rent expenses for the years ended December 31, 2012, 2011 and 2010 were $760 thousand, $1.6 million and $2.3 million, respectively. Aggregate minimum rental commitments under non-cancelable leases as of December 31, 2012 were as follows:

	Office Facilities	Vehicles, Equipment, and Other
	(in thousands)
Fiscal 2013	$156	$101
Fiscal 2014	156	58
Fiscal 2015	104	6
Fiscal 2016	-	-

	$416	$165

BLUEPHOENIX SOLUTIONS LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 - Commitments and Contingencies (Cont.):

A.	Commitments (Cont.):

2.
Chief Scientist. One of the Company’s subsidiaries has entered into an agreement with the OCS; this subsidiary is obliged to pay royalties to the OCS at a rate of 3% on sales of the funded products, up to 100% of the dollar-linked grant received in respect of these products from the OCS. As of December 31, 2012, the contingent liability that was not recognized amounted to $235 thousand.

3.
Ministry of Production in Italy. In July 2007, the Company’s subsidiary, I-Ter, received an amount of $585,000 from the Ministry of Production in Italy for I-Ter's Easy4Plan product. Easy4Plan is a workflow management tool designed for ISO9000 companies. 36.5% of the funds received constitute a grant, and the remaining 63.5%, is a 10-year loan to be repaid by I-Ter in annual installments until September 2018. The loan bears a minimal annual interest of 0.87% and is linked to the euro. As of December 31,2012 the remaining loan balance was $210 thousand.

B.	Contingencies:

1.
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

In January 2001, the Company's ordinary shares were listed for trading on the Tel-Aviv stock Exchange under the "Dual Listing" arrangement. On September 11, 2012, the Company reported the voluntary delisting of its ordinary shares from trading on the Tel Aviv Stock Exchange, which delisting became effective on December 13, 2012.

Ordinary shares confer upon their holders the rights to receive notice to participate and vote in general meeting of the Company, and the right to receive dividends if declared. In 2009, the Company's board of directors and shareholders approved the increase of the authorized share capital to NIS40,000,000  comprised of 40,000,000 ordinary shares of NIS 0.01 par value each. On December 28, 2011, the Company executed a one-for-four reverse split of its ordinary shares, resulting in a decrease of the number of authorized ordinary shares from 40,000,000 to 10,000,000, a decrease of the number of the Company's outstanding ordinary shares from 25,243,610 to 6,310,903 and an increase of the par value per ordinary share from NIS 0.01 to NIS 0.04. The reverse share split was executed in order to regain compliance with NASDAQ's minimum bid price requirement of $1.00 per Share. All references in the financial statements to the number of shares outstanding and authorized, per-share amounts, treasury shares purchased in previous years, and stock option and warrants data of the Company’s common stock have been restated to reflect the effect of the stock split for all periods presented. In 2012, the authorized number of shares was increased from 10,000,000 to 17,500,000 shares.

2.
As of December 31,2012, the Company holds a total of 180,692 of its shares in a total consideration of $6.7 million (as of December 31, 2011 the Company held a total of 367,810 of its shares in a total consideration of $9.5 million). All of the Company’s ordinary shares have equal voting rights. However, under applicable Israeli law, the shares held by the Company have no voting rights and, therefore, are excluded from the number of its outstanding shares. Since 2010, the Company uses these treasury shares for the issuance of shares pursuant to exercise of options and vested RSUs to meet the Company’s common stock requirements for its stock benefit plans. In March 2008, the board of directors approved two buy-back programs. Under the buy-back programs, the Company may purchase its shares from time to time, subject to market conditions and other relevant factors affecting the Company. In 2009, the Company repurchased 11,249 of its shares for an aggregate amount of $1.7 million under the buy-back programs

BLUEPHOENIX SOLUTIONS LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Equity: (Cont.)

A.	Share Capital: (Cont.)

3.	Derivative liability- warrants:

As part of a private placement transaction of shares and warrants in 2009, the Company has warrants to purchase 127,928 ordinary shares outstanding, as of December 31, 2012   (in 2011- warrants to purchase 204,686 ordinary shares) with an exercise price of $1.5. The warrants are exercisable during a 5-year period from October 2009. As a result of anti-dilution protection, the warrants were not considered  indexed to the Company’s own stock and (ratchet down of exercise price based upon lower exercise price in future offerings), and therefore recorded at issuance date as a derivative financial liability pursuant to FASB ASC Topic 815 " Derivative and Hedging" (ASC 815-40-25). The Company measured the fair value of the outstanding warrants at issuance and at the balance sheet date using a Black-Scholes valuation model. The fair value of these warrants as of December 31, 2012 amounted to $370 thousand.

B.	Share Options:

1.	Employee Share Option Plans:

Stock-based compensation plans comprise employee stock option plans and restricted stock units (“RSUs”) to employees, officers and directors. The purpose of the plans is to enable the Company to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in the Company.

As of December 31, 2012, the Company has two share-based compensation plans: (a) the 1996 Share Option Plan, and (b) the 2007 Award Plan. Both plans are described below. The compensation costs that were charged to income for those plans amounted to $1.7 million, $1.2 million and $1.5 million for 2012 and 2011 and 2010, respectively.

In 1996, the Company adopted two option plans (the 1996 Share Option Plan). One of these option plans was terminated after all options granted under it were exercised. Pursuant to the other 1996 option plan, as amended, the Company reserved 1,050,000 ordinary shares for issuance to directors, officers, consultants and employees of the Company and its subsidiaries. The exercise price of the options granted under the 1996 option plan ranges from $1.8 to $24. As of December 31, 2012, 122,696 stock options remain available for future awards.

Under the 1996 option plan, unless determined otherwise by the board, options vest over a three to four years period from the date of grant and expire 10 years after grant date. Unvested options are forfeited 30-90 days following termination of employment. Any options that are forfeited before expiration become available for future grants.

BLUEPHOENIX SOLUTIONS LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Equity (Cont.):

B.	Share Options (Cont.):

1.	Employee Share Option Plans (Cont.):

The following table summarizes information about share options outstanding and exercisable as of December 31, 2012:

Options Outstanding		Options Exercisable
Number Outstanding on December 31, 2012	Weighted Average Remaining Contractual Life	Number Exercisable on December 31, 2012	Exercise Price
	Years		$

300,000	9.32	75,002	1.80
6,250	6.60	6,250	10.16
6,250	7.25	4,167	10.20
12,500	6.60	8,332	11.08
15,222	0.50	15,222	12.00
8,600	3.00	8,600	20.00
2,464	1.42	2,464	24.00

351,286		120,037

Data related to the share option plan as of December 31, 2012, 2011 and 2010 and changes during the years ended on those dates are as follows:

BLUEPHOENIX SOLUTIONS LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Equity (Cont.):

B.	Share Options (Cont.):

1.         Employee Share Option Plans (Cont.):

	2012		2011		2010
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		$		$		$
Options outstanding at beginning of year	283,117	13.4	309,995	13.77	334,408	15.40

Changes during the year:
Granted	300,000	1.8	19,700	7.91	48,750	10.64
Exercised	-		-		-
Forfeited	(231,830)	13.40	(46,578)	13.69	(73,163)	19.20

Options outstanding at end of year	351,287		283,117		309,995

Options exercisable at year-end	120,037		245,504		260,829

Weighted-average fair value of options granted during the year*	1.13		4.76		6.68

*
The fair value of each option granted is estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0% for all years; expected volatility: 2012 –70%; 2011 - 69%; risk-free interest rate: 2012 – 1.44%; 2011 – 2.21%, and expected life: 2012 – 6.5 years; 2011 - 6.5 years.

As of December 31, 2012, the intrinsic value for outstanding options was 747 thousand (no intrinsic value in December 31, 2011). There were no exercise of options in 2012 and 2011.

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

            2.         Restricted Share Units (RSU):

In 2007, the Company adopted the 2007 Award Plan (RSU plan). Under the RSU plan, as amended, the Company granted in 2012 and 2011, 788,714 and 68,342 RSUs, respectively. Under the RSU plan, unless determine otherwise by the board of directors, RSUs vest over a three years period from the date of the grant.  Approved for immediate vesting on grant date were 367,712 and 20,895 RSUs in 2012 and 2011, respectively,

Data related to the restricted share units as of December 31, 2012 and 2011 and changes during the year were as follows:

	Year ended December 31,
	2012	2011

RSUs outstanding at the beginning of the year	57,497	202,702
Changes during the year:
Granted *	788,714	68,342
Vested	(563,125)	(211,855)
Forfeited	(90,163)	(1,692)

RSUs outstanding at the end of the year	192,923	57,497

Weighted Average fair value at grant date	$2.57	$7.12

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

Taxable income of Israeli companies is subject to tax at the rate of 25% in 2010, 24% in 2011 and 25% in 2012 and onwards.

B.
Deferred tax assets and liabilities:

Deferred tax reflect the net tax effects of temporary differences between the carrying amounts of assets or liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2012 and 2011, the Company’s deferred taxes were in respect of the following:

	December 31,
	2012	2011
	(in thousands)
Net operating losses carry forwards	$28,617	$26,052
Provisions for employee rights and other temporary differences	70	170

Deferred tax assets before valuation allowance	28,687	26,222
Valuation allowance	(28,687)	(26,222)

Deferred tax assets	-	-
Deferred tax liability	-	(425)

Deferred tax assets (liability), net	$-	$(425)

BLUEPHOENIX SOLUTIONS LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - Income taxes (Cont.):

C.	Loss before Income Taxes is composed as follows:

	Year ended December 31,
	2012	2011	2010
	(in thousands)
Domestic (Israel)	$(22,124)	$(21,539)	$(46,639)
Foreign	12,737	(6,541)	9,945

	$(9,387)	$(28,080)	$(36,694)

D.	Provision (Benfit) For Taxes:

	Year ended December 31,
	2012	2011	2010
	(in thousands)
Current:
Domestic (Israel)	$-	$-	$5
Foreign	54	348	48

	54	348	53
* Taxes related to prior years Deferred:	167	230	(179)
Deferred taxes, net	-	2,694	(150)

Total provision(benefit) for income taxes	$221	$3,272	$(276)

*	In 2012 and 2011, mainly related to withholdings tax for prior years that cannot be realized due to liquidation of subsidiaries.

Discontinued operation includes tax expenses totaled $12, $191 and $143 thousands for the years ended December 31, 2012, 2011, and 2010, respectively.

E.	Uncertain Tax Position:

The Company has recorded no liability for income taxes associated with unrecognized tax benefits at the date of adoption and have not recorded any liability associated with unrecognized tax benefits during 2010, 2011 and 2012. Accordingly, the Company has not recorded any interest or penalty in regard to any unrecognized benefit.

BLUEPHOENIX SOLUTIONS LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - Income taxes (Cont.):

F.	A reconciliation of the theoretical tax expense, assuming all income is taxed at the regular rates and the actual tax expense is as follows:

	December 31,
	2012	2011	2010
	(in thousands)
Loss before income taxes, per consolidated statements of income	$(9,387)	$(28,080)	$(36,694)

Theoretical income tax benefit (25% in 2010 and 24% in 2011 and 25% in 2012)	(2,347)	(6,739)	(9,174)
Decrease in taxes resulting from the following differences:
Carry-forward losses for which the Company provided valuation allowance	2,465	4,729	4,979
Goodwill impairment and realization	-	5,455	3,297
Effect of different tax rates in foreign subsidiaries	(109)	(444)	758
Taxes related to previous years	167	230	(179)
Non-deductible expenses	45	41	43

Income tax expense (benefit) in the consolidated statements of income for the reported year	$221	$3,272	$(276)

Effective tax rate	-	-	-

G.	Tax Losses:

The Company and its subsidiaries have NOL carry forwards for income tax purposes as of December 31, 2012 of approximately $93 million with no expiration date. $78 million were generated in Israel and the rest outside of Israel.

H.	Tax Assessments:

The Company received final tax assessments in Israel through tax year 2006.

BLUEPHOENIX SOLUTIONS LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - Supplementary Financial Statement Information:

A.	Balance Sheets:

1.          Trade Accounts Receivables:

	December 31,
	2012	2011
	(in thousands)

Trade accounts receivable	$2,623	$7,766
Less allowance for doubtful accounts	(178)	(91)

	$2,445	$7,675

For the years ended December 31, 2012, 2011 and 2010, the Company charged expenses for doubtful accounts amounted to $178, $3,773 and $2,088 thousand , respectively.

For the years ended December 31, 2012, 2011 and 2010, the Company deducted from the allowance (bad debts) $91, $3,741 and $2,351 thousand, respectively.

2.         Other Current Assets:

	December 31,
	2012	2011
	(in thousands)
Prepaid expenses	$240	$420
Short-term lease deposits	42	37
Government departments and agencies	299	584

	$581	$1,041

3.          Accounts Payable and Accruals - Other:

	December 31,
	2012	2011
	(in thousands)
Government departments and agencies	$160	$185
Employees and wage-related liabilities	602	2,482
Accrued expenses and other current liabilities	188	605

	$950	$3,272

BLUEPHOENIX SOLUTIONS LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - Supplementary Financial Statement Information (Cont):

A.	Balance Sheets (cont.):

4.        The Company’s Long-lived Assets are as Follows:

	December 31,
	2012	2011
	(in thousands)
Israel	$342	$1,917
U.S.A.	126	629
Europe and other	125	383

	$593	$2,929

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

The following present total revenues for the years ended December 31, 2012, 2011 and 2010:

	Year ended December 31,
	2012	2011	2010
	(in thousands)
North America	$3,182	$3,765	$9,054
Europe	4,488	11,918	27,105
Israel	1,382	2,666	3,686
Other	1,572	3,122	2, 127

	$10,624	$21,471	$41,972

BLUEPHOENIX SOLUTIONS LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - Supplementary Financial Statement Information (Cont.):

B.	Statements of Operations (cont.):

2.         Principal Customers:

There were two customers that represented 14.3% and 11.7% of the Company’s total revenues in 2012. There were no customers that represented more than 10% of total revenues for the fiscal year 2011.  There was one customer that represented  21.8% of the Company’s total revenues for the fiscal year 2010.

There are three customers that represented more than 10% of total trade receivables at December 31, 2012. There were no customers that represented more than 10% of total trade receivables at December 31,  2011.

3.        Financial Expenses, Net:

	Year ended December 31,
	2012	2011	2010
	(in thousands)
Interest income	$8	$26	$17
Foreign currency translation adjustments (see Note 1A3)	(186)	186	(665)
Interest expense	(308)	(1,062)	(1,246)
Forward derivatives and realized gain on marketable securities	(3)	(316)	(482)
Change in fair value of warrants, derivatives and discount amortization	(4,869)	45	1,574

	$(5,358)	$(1,121)	$(802)

BLUEPHOENIX SOLUTIONS LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - Supplementary Financial Statement Information (Cont.):

C.	Earnings per Share:

Basic and diluted loss per share (“EPS”) were computed based on the average number of shares outstanding during each year. No effect was given to potential instruments such as: share options unvested, RSU's and warrants since their inclusion would be anti-dilutive.

The following table sets forth the computation of basic and diluted net earnings per share attributable to BluePhoenix:

	Year ended December 31,
	2012	2011	2010
	(in thousands)
1. Numerator:
Amount for basic and diluted loss per share	$(11,428)	$(32,376)	$(38,204)

2. * Denominator:
Denominator for basic net loss per share - weighted average of shares	7,896,557	6,158,227	5,889,013

Effect of dilutive securities	-	-	-

Denominator for diluted net earnings per share - weighted average shares and assuming dilution	7,896,557	6,158,227	5,889,013

Basic and diluted loss per share attributed to Bluephoenix Shareholders	$(1.45)	$(5.26)	$(6.49)

Note 13 - Discontinued Operation:

In November 2012, the Company announced the initiation of the sale of the operations of BridgeQuest, Inc. and its relevant subsidiary, which was completed in February 2013. Total consideration for Bridgequest Inc. was $6.5 thousand. In addition, as part of the agreement, the Company expected to receive additional amounts upon collection of existing account receivables of BridgeQuest collected by the purchaser following the transaction. BridgeQuest met the definition of a component. Accordingly, the results of operations in the statement of operations and prior periods results have been reclassified accordingly. As the transaction was completed following the balance sheet date, in February 2013, assets and liabilities associated with BridgeQuest were presented as held for sale in the December 31, 2012 balance sheet.

BLUEPHOENIX SOLUTIONS LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 - Discontinued Operation(cont):

In May 2012, the Company completed the sale of its 51% share holdings in Liacom Systems Ltd., referred to as Liacom, for an aggregate consideration of $1.75 million. This sale was part of the Company strategic plan to focus on the legacy modernization business. Liacom met the definition of a component. Accordingly, the results of operations in the statement of operations and prior periods results have been reclassified accordingly. The capital loss recorded upon sale of Liacom amounted to $703 thousand.

The following is the composition from discontinued operation:

	Year ended December 31,
	2012	2011	2010
	(in thousands, except per share data)

Revenues	$9,243	$18,054	$15,148

Cost of revenues	7,510	15,377	13,465

Gross profit	1,733	2,677	1,683
Research and development costs	1,118	1,160	1,517

Selling, general, and administrative expenses	1,331	2,256	1,807

Loss on realization of shareholdings	740	-	-

Operating profit	(1,456)	(739)	(1,641)
Financial expenses (income), net	1	185	(53)

Loss before provision for income taxes	(1,457)	(924)	(1,588)
Provision for income taxes	12	191	143

Net loss	$(1,469)	$(1,115)	$(1,731)

BLUEPHOENIX SOLUTIONS LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 - Discontinued Operation (Cont):

Herein are the following major classes of assets and liabilities associated with Liacom as of December 31, 2011  and BridgeQuest as of December 31, 2011 and 2012 :

	December 31,
	2012	2011
	(in thousands)
Assets:
Cash and cash equivalents	$9	$576
Account Receivable	535	5,001
Long term assets	247	499
Total Assets	791	6,076
Liabilities:
Account Payables	467	1,907
Long term liabilities	-	(141)
Total Liabilities	467	1,766

	$324	$4,310

Note 14 - Subsequent Events:

As to the sale of BridgeQuest in February 2013 – See Note 13.